Form 10-K, Exhibit 13
period 1994-01-01
AVERY DENNISON CORPORATION
filed 1994-03-18
CIK 8818

ELEVEN-YEAR SUMMARY

AVERY DENNISON CORPORATION

                                                                  Compound Growth Rate
                                                                  --------------------
(Dollars and shares in millions)                                    5 Year   10 Year
- --------------------------------                                    ------   -------
FOR THE YEAR
Net sales                                                             2.6       6.2
Gross profit                                                          1.0       5.4
Marketing, general and administrative expense (2),(4),(5)             3.0       6.4
Operating profit                                                     (4.9)      2.5
Interest expense                                                      4.0       6.8
Income before taxes                                                  (7.0)      1.4
Taxes on income                                                      (7.7)      (.2)
Net income(1)                                                        (6.3)      2.6
Research and development expense                                      (.8)      3.7
Depreciation                                                          5.7       8.7
Average shares outstanding                                           (1.2)       .7
                                                                     ----      ----
PER SHARE INFORMATION
Net income(1)                                                        (5.1)      1.9
Dividends(3)                                                         14.1      14.1
Book value at year end                                                 .5       4.5
Market price at year end                                              6.0       8.0
Market price range
                                                                     ----      ----
AT YEAR END
Working capital
Property, plant and equipment, net
Total assets
Long-term debt
Total debt
Shareholders' equity
Number of employees

STATISTICS
Gross profit margin (percent)
Marketing, general and administrative expense as a percent of sales
Operating profit margin (percent)
Pretax profit margin (percent)
Net profit margin (percent)
Effective tax rate (percent)
Research and development expense as a percent of sales
Long-term debt as a percent of total long-term capital
Total debt as a percent of total capital
Return on average shareholders' equity (percent)
Return on average total capital (percent)

(1) Includes income of $1.1 million, or $.02 per share, related to the cumulative effect of accounting changes recorded during the first quarter of 1993.
(2) Includes pretax charges of $85.2 million in connection with a 1990 restructuring related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $1.16 per share.
(3) Dividends per share in 1988 exclude a $.05 per share payment for redemption of share purchase rights.
(4) Includes pretax charges of $25.2 million in connection with a 1987 restructuring, which reduced net income by $25 million, or $.41 per share.
(5) Includes pretax charges of $23.5 million in connection with a 1985 restructuring and a provision for a legal action filed against the Company, which reduced net income by $13.9 million, or $.24 per share.

   1993(1)       1992       1991     1990(2)       1989     1988(3)     1987(4)       1986     1985(5)       1984       1983
  --------   --------   --------    --------   --------    --------    --------   --------    --------   --------   --------

  $2,608.7   $2,622.9   $2,545.1    $2,590.2   $2,490.9    $2,291.4    $2,165.1   $1,828.4    $1,590.5   $1,593.1   $1,430.3
     818.1      838.2      796.2       808.3      806.7       780.2       734.6      620.1       533.9      546.7      482.2
     642.7      665.7      653.9       752.7      591.0       554.7       571.2      460.6       428.9      388.4      344.6
     175.4      172.5      142.3        55.6      215.7       225.5       163.4      159.5       105.0      158.3      137.6
      43.2       42.3       37.5        40.0       35.1        35.5        32.4       26.6        21.6       19.0       22.3
     132.2      130.2      104.8        15.6      180.6       190.0       131.0      132.9        83.4      139.3      115.3
      48.9       50.1       41.8         9.7       66.4        73.0        60.8       61.0        35.1       56.9       49.7
      84.4       80.1       63.0         5.9      114.2       117.0        70.2       71.9        48.3       82.4       65.6
      45.5       46.7       48.7        53.7       51.0        47.4        41.5       37.3        37.1       32.4       31.7
      84.1       83.8       83.1        80.8       71.5        63.8        58.8       49.9        43.3       38.8       36.6
      58.0       60.4       61.9        62.0       62.1        61.7        60.3       57.3        57.0       56.5       54.3
  --------   --------   --------    --------   --------    --------    --------   --------    --------   --------   --------

      1.46       1.33       1.02         .10       1.84        1.90        1.16       1.25         .85       1.46       1.21
       .90        .82        .76         .64        .54         .465        .41        .35         .31        .27        .24
     12.80      13.63      13.47       13.65      13.06       12.48       11.48      10.25        9.43       8.96       8.21
     29.38      28.75      25.38       21.50      31.88       22.00       18.63      18.69       18.00      15.13      13.57
     25.50 to   23.25 to   19.38 to    15.63 to   21.00 to    17.13 to    16.00 to   17.25 to    14.13 to   11.50 to    8.63 to
     31.13      28.88      25.50       33.00      31.88       26.00       29.13      23.75       19.69      15.82      13.63
  --------   --------   --------    --------   --------    --------    --------   --------    --------   --------   --------

     141.6      222.6      226.0       298.8      323.9       314.3       325.8      319.8       299.3      263.1      257.7
     758.5      779.9      814.2       821.7      714.1       667.3       574.2      512.8       433.6      373.6      326.2
   1,639.0    1,684.0    1,740.4     1,890.3    1,715.9     1,652.2     1,558.5    1,352.4     1,089.8      936.6      861.0
     311.0      334.8      329.5       376.0      317.8       298.8       301.0      320.3       195.0      126.4      119.6
     397.5      427.5      424.0       510.4      418.9       411.3       393.2      384.3       255.5      161.0      153.7
     719.1      802.6      825.0       846.3      811.3       769.6       705.9      585.8       534.2      502.4      456.2
    15,750     16,550     17,095      18,816     19,215      19,114      19,360     19,156      17,650     16,874     16,326
  --------   --------   --------    --------   --------    --------    --------    --------    --------   --------   --------

      31.4       32.0       31.3        31.2       32.4        34.0        33.9       33.9        33.6       34.3       33.7
      24.6       25.4       25.7        25.2       23.7        24.2        26.4       25.2        27.0       24.4       24.1
       6.7        6.6        5.6         2.1        8.7         9.8         7.5        8.7         6.6        9.9        9.6
       5.1        5.0        4.1          .6        7.3         8.3         6.1        7.3         5.2        8.7        8.1
       3.2        3.1        2.5          .2        4.6         5.1         3.2        3.9         3.0        5.2        4.6
      37.0       38.5       39.9        62.2       36.8        38.4        46.4       45.9        42.1       40.8       43.1
       1.7        1.8        1.9         2.1        2.0         2.1         1.9        2.0         2.3        2.0        2.2
      30.2       29.4       28.5        30.8       28.1        28.0        29.9       35.3        26.7       20.1       20.8
      35.6       34.8       33.9        37.6       34.1        34.8        35.8       39.6        32.4       24.3       25.2
      11.0        9.7        7.7          .7       14.7        16.0        10.5       12.8         9.4       17.3       15.9
       9.3        8.3        6.7         1.5       12.0        12.7         8.3       10.6         8.5       14.9       13.3
  --------   --------   --------    --------   --------    --------    --------   --------    --------   --------   --------

CONSOLIDATED BALANCE SHEET

AVERY DENNISON CORPORATION

(Dollars in millions)                                     1993        1992
                                                        --------    --------
ASSETS
Current assets:
 Cash and cash equivalents                              $    5.8    $    3.9
 Trade accounts receivable, less allowance for
  doubtful accounts of $16.7 and $18.4 for
  1993 and 1992, respectively                              356.7       364.3
 Inventories                                               184.1       225.1
 Other receivables                                          32.6        25.5
 Prepaid expenses                                           13.5        16.9
 Deferred taxes                                             21.9        25.6
                                                        --------    --------
  Total current assets                                     614.6       661.3
Property, plant and equipment, at cost:
 Land                                                       28.7        33.3
 Buildings                                                 360.9       351.6
 Machinery and equipment                                   953.8       948.5
 Construction-in-progress                                   69.3        65.8
                                                        --------    --------
                                                         1,412.7     1,399.2
 Accumulated depreciation                                  654.2       619.3
                                                        --------    --------
                                                           758.5       779.9
Intangibles resulting from business acquisitions, net      129.2       137.9
Non-current deferred taxes                                  23.9          --
Other assets                                               112.8       104.9
                                                        --------    --------
                                                        $1,639.0    $1,684.0
                                                        ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term and current portion of long-term debt       $   86.5    $   92.7
 Accounts payable                                          140.8       157.0
 Accrued payroll and employee benefits                      91.0        92.9
 Other accrued liabilities                                 124.7        90.4
 Income taxes payable                                       26.4         5.7
 Deferred taxes                                              3.6          --
                                                        --------    --------
  Total current liabilities                                473.0       438.7
Long-term debt                                             311.0       334.8
Non-current deferred taxes                                  44.8        67.6
Other long-term liabilities                                 91.1        40.3
Shareholders' equity:
 Common stock, $1 par value; authorized - 200,000,000
  shares; issued - 62,063,312 shares at year
  end 1993 and 1992                                         62.1        62.1
 Capital in excess of par value                            194.4       196.8
 Retained earnings                                         698.9       666.6
 Cumulative foreign currency translation adjustment        (10.1)       29.6
 Cost of unallocated ESOP shares                           (53.2)      (64.9)
 Minimum pension liability                                  (8.9)         --
 Treasury stock at cost, 5,869,683 shares and 3,188,813
  shares at year end 1993 and 1992, respectively          (164.1)      (87.6)
                                                        --------    --------
  Total shareholders' equity                               719.1       802.6
                                                        --------    --------
                                                        $1,639.0    $1,684.0
                                                        ========    ========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

AVERY DENNISON CORPORATION

(Dollars and shares in millions)                             1993       1992       1991
- -------------------------------                            --------   --------   --------
Net sales                                                  $2,608.7   $2,622.9   $2,545.1
Cost of products sold                                       1,790.6    1,784.7    1,748.9
                                                           --------   --------   --------
 Gross profit                                                 818.1      838.2      796.2
Marketing, general and administrative expense                 642.7      665.7      653.9
                                                           --------   --------   --------
 Operating profit                                             175.4      172.5      142.3
Interest expense                                               43.2       42.3       37.5
                                                           --------   --------   --------
 Income before taxes on income and cumulative
  effect of changes in accounting principles                  132.2      130.2      104.8
Taxes on income                                                48.9       50.1       41.8
                                                           --------   --------   --------
Income before cumulative effect of changes in
 accounting principles                                         83.3       80.1       63.0
Cumulative effect of changes in accounting principles           1.1         --         --
                                                           --------   --------   --------
Net income                                                 $   84.4   $   80.1   $   63.0
                                                           ========   ========   ========
PER COMMON SHARE AMOUNTS
Income before cumulative effect of changes in
 accounting principles                                     $   1.44   $   1.33   $   1.02
Cumulative effect of changes in accounting principles           .02         --         --
                                                           --------   --------   --------
Net income                                                 $   1.46   $   1.33   $   1.02
                                                           ========   ========   ========
Average shares outstanding                                     58.0       60.4       61.9
                                                           ========   ========   ========
Shares outstanding at year end                                 56.2       58.9       61.3
                                                           ========   ========   ========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

AVERY DENNISON CORPORATION

                                                                                 Cumulative
                                                                                  foreign        Cost of
                                         Common       Capital in                  currency     unallocated     Minimum
                                        stock $1       excess of    Retained    translation        ESOP        pension     Treasury
(Dollars in millions)                  par value       par value    earnings     adjustment       shares      liability      stock
- ---------------------                ------------     -----------   ---------   ------------   ------------  -----------   ---------
Fiscal year ended 1990                    $62.0         $192.3        $620.2         $ 62.1       $(90.3)          --          --
Repurchase of 980,180 shares
 for treasury                                                                                                              $ (20.8)
Stock issued under option plans              .1             .4                                                                 2.0
Tax benefit arising from stock
 option transactions and
 dividends paid on stock
 held by leveraged ESOPs                                   2.3
Net income                                                              63.0
Dividends: $.76 per share                                              (47.1)
Translation adjustments                                                               (32.9)
Income taxes allocated to
 translation adjustments                                                                (.4)
ESOP transactions, net                                                                              12.1
                                          -----         ------        ------         ------       ------         ------    ------
Fiscal year ended 1991                     62.1          195.0         636.1           28.8        (78.2)          --       (18.8)
Repurchase of 2,765,919 shares
 for treasury                                                                                                               (74.0)
Stock issued under option plans                            (.3)                                                               5.2
Tax benefit arising from stock
 option transactions and
 dividends paid on stock
 held by leveraged ESOPs                                   2.1
Net income                                                              80.1
Dividends: $.82 per share                                              (49.6)
Translation adjustments                                                                 1.8
Income taxes allocated to
 translation adjustments                                                               (1.0)
ESOP transactions, net                                                                              13.3
                                          -----         ------        ------          -----       ------         ------    ------
Fiscal year ended 1992                     62.1          196.8         666.6           29.6        (64.9)          --       (87.6)
Repurchase of 2,902,695 shares
 for treasury                                                                                                               (82.9)
Stock issued under option plans                           (3.2)                                                               6.4
Tax benefit arising from stock
 option transactions and
 dividends paid on stock
 held by leveraged ESOPs                                    .8
Net income                                                             84.4
Dividends: $.90 per share                                             (52.1)
Translation adjustments                                                              (39.9)
Income taxes allocated to
 translation adjustments                                                                .2
ESOP transactions, net                                                                              11.7
Minimum pension liability                                                                                        $(8.9)
                                          -----         ------       -------         ------       ------         -----    -------
Fiscal year ended 1993                    $62.1         $194.4        $698.9         $(10.1)      $(53.2)        $(8.9)   $(164.1)
                                          =====         ======       =======         ======       ======         =====    =======

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

AVERY DENNISON CORPORATION

(In millions)                                                 1993      1992      1991
- -------------                                               -------   -------    ------
OPERATING ACTIVITIES
Net income                                                  $  84.4   $  80.1   $  63.0
Depreciation                                                   84.1      83.8      83.1
Amortization                                                   11.3      10.1       9.2
Non-current deferred taxes                                    (22.8)    (13.3)     (6.6)
Cumulative effect of changes in accounting principles          (1.1)      --        --
(Increase) decrease in assets and increase (decrease)
 in liabilities net of the effect of foreign currency
 translation and business divestitures:
  Trade accounts receivable, net                               (8.6)     (4.4)     (5.4)
  Inventories                                                  32.4      24.6      45.9
  Other receivables                                            (5.0)      8.0       3.3
  Prepaid expenses                                              2.8       1.4       3.9
  Accounts payable and accrued liabilities                     32.0     (28.5)       .4
  Taxes on income and deferred taxes                           29.7       6.0      33.7
                                                            -------   -------   -------
Net cash provided by operating activities                     239.2     167.8     230.5
                                                            -------   -------   -------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                    (100.6)    (87.8)   (122.5)
Proceeds from sale of assets and business divestitures          4.9      26.5      12.9
Other                                                           5.6       7.0       7.6
                                                            -------   -------   -------
Net cash used in investing activities                         (90.1)    (54.3)   (102.0)
                                                            -------   -------   -------
FINANCING ACTIVITIES
Additions to long-term debt                                   101.0      70.6     116.8
Reductions in long-term debt                                 (111.9)    (60.0)   (148.9)
Net decrease in short-term debt                                (1.0)     (1.9)    (29.3)
Dividends paid                                                (52.1)    (49.6)    (47.1)
Purchase of treasury stock                                    (82.9)    (74.0)    (20.8)
                                                            -------   -------   -------
Net cash used in financing activities                        (146.9)   (114.9)   (129.3)
                                                            -------   -------   -------
Effect of foreign currency translation on cash balances         (.3)       --       (.4)
                                                            -------   -------   -------
Increase (decrease) in cash and cash equivalents                1.9      (1.4)     (1.2)
                                                            -------   -------   -------
Cash and cash equivalents, beginning of period                  3.9       5.3       6.5
                                                            -------   -------   -------
Cash and cash equivalents, end of period                    $   5.8   $   3.9   $   5.3
                                                            =======   =======   =======

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AVERY DENNISON CORPORATION

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Investments in certain affiliates (20% to 50% ownership) are accounted for on the equity method of accounting.

FISCAL YEAR

The Company's financial reporting calendar for fiscal years 1993 and 1992 reflected a 52-week period ending January 1, 1994 and January 2, 1993, respectively. Fiscal year 1991 reflected a 53-week period ending January 4, 1992. Normally each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

CHANGES IN ACCOUNTING PRINCIPLES

During the first quarter of 1993, the Company adopted three accounting standards issued by the Financial Accounting Standards Board which had a one-time cumulative effect on net income as follows:

                                                                        Income (expense)
                                                                      -------------------
(In millions, except per share amounts)                                Total    Per share
- --------------------------------------                                -------   ---------
Accounting for income taxes (SFAS No. 109)                            $ 16.3     $ .28
Accounting for postretirement benefits, net of tax (SFAS No. 106)      (14.2)     (.24)
Accounting for postemployment benefits, net of tax (SFAS No. 112)       (1.0)     (.02)
                                                                      ------     -----
Increase in net income                                                $  1.1     $ .02
                                                                      ======     =====

The effects of the new accounting standards are described in Notes 5 and 8. The adoption of the accounting standards had no effect on cash flow. Prior year financial statements have not been restated.

REVENUE RECOGNITION

Sales, provisions for estimated sales returns and the cost of products sold are recorded at the time of shipment.

CASH AND CASH EQUIVALENTS

The Company considers cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased, as cash and cash equivalents. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)                             1993     1992     1991
- -------------                            ------   ------   ------
Interest, net of capitalized amounts     $39.8    $42.1    $37.4
Income taxes, net of refunds              42.0     57.4     12.4

PROPERTY, PLANT AND EQUIPMENT

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of properties, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in income. The Company has pledged property with a net book value of approximately $25 million as collateral for certain other long-term liabilities.

INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net assets acquired, and are generally amortized over 40 years using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis relying on a number of operating factors and nonfinancial data. Accumulated amortization at year end 1993 and 1992 was $30.4 million and $27.9 million, respectively.

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out ("FIFO") and last-in, first-out ("LIFO") methods. Inventories valued using the LIFO method comprised 38 percent, 39 percent and 45 percent of inventories before LIFO adjustment at year end 1993, 1992 and 1991, respectively.

During 1993, 1992 and 1991, certain inventories were reduced resulting in the liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with current costs. The effect was to reduce costs of products sold by $11.4 million, $17.8 million and $13.8 million during 1993, 1992 and 1991, respectively.

Inventories at year end were as follows:


(In millions)         1993      1992      1991
- ------------         ------    ------    ------
Raw materials        $ 75.7    $ 91.1    $107.4
Work in process        43.2      51.5      56.6
Finished goods        101.9     129.8     148.7
LIFO adjustment       (36.7)    (47.3)    (59.6)
                     ------    ------    ------
                     $184.1    $225.1    $253.1
                     ======    ======    ======

ENVIRONMENTAL EXPENDITURES

Environmental expenditures that do not contribute to current or future revenue generation are expensed. Expenditures for newly acquired assets and those that extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews on a quarterly basis its estimates of costs of compliance with environmental laws and the cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. Where a minimum cost or a reasonable estimate of the cost of compliance or remediation has been established, the applicable amount is accrued. For other potential liabilities, the timing of accruals coincides with the related ongoing site assessments. Potential insurance reimbursements are not recorded or offset against the liabilities until received, and liabilities are not discounted.

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions and financial statements of foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenue, costs and expenses which are translated at average current rates during each reporting period. Gains and losses resulting from foreign currency transactions, other than transactions used to hedge the value of investments in certain foreign subsidiaries, are included in income currently. Gains and losses resulting from hedging transactions and from translation of financial statements are excluded from the statement of income and are credited or charged directly to a separate component of shareholders' equity. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently.

Transaction and translation (losses) gains (decreased) increased net income in 1993, 1992 and 1991, by ($3.4) million, ($4.2) million and $.4 million, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Research and development expense for 1993, 1992 and 1991 was $45.5 million, $46.7 million and $48.7 million, respectively.

NOTE 2.  DEBT

Long-term debt at year end was as follows:


(In millions)                                                  1993      1992
- -------------                                                 ------    ------
Domestic variable-rate short-term borrowings to be
 refinanced on a long-term basis (3.3% at year end)           $ 23.6    $103.0
Medium-term notes (6.1% to 8.6%)                               200.0     100.0
Leveraged ESOP borrowings (2.9% to 8.4% at year end)            57.1      68.1
Industrial Revenue Bonds (3.1% to 9.9% at year end)             22.0      22.1
Other long-term debt, principally foreign (7.0% to 12.2%
 at year end)                                                   41.2      56.9
                                                              ------    ------
                                                               343.9     350.1
Less:  Amount classified as current                            (32.9)    (15.3)
                                                              ------    ------
                                                              $311.0    $334.8
                                                              ======    ======

The Company has a revolving credit agreement with four domestic banks to provide $150 million in borrowings through July 1, 1996. The maturity date of the agreement is automatically extended an additional year on each anniversary date unless a bank elects not to renew its commitment, in which case upon written notice, the amount of credit available under the agreement will be reduced on a straight-line basis over a four-year period following the maturity date. The financing available under this revolving credit agreement will be used, as needed, to retire short-term and currently maturing long-term debt, and to finance other corporate requirements.

During 1991 and 1993, the Company issued an aggregate of $200 million of medium-term notes to the public, in increments of $1 million to $15 million, with maturities from April 1994 through May 2005. The fair value of these notes was approximately $207 million at year end.

Two of the Company's Employee Stock Ownership Plans (ESOPs) have revolving credit agreements with two domestic banks to provide an aggregate of $90 million in borrowings through July 1, 1995; $42.4 million was outstanding at the end of 1993. These loans are repayable on a scheduled basis through 2003. The obligations of these plans to repay the borrowings are guaranteed by the Company. At the end of 1993, the Company had an additional $14.7 million in loans outstanding on behalf of another ESOP. These loans are repayable on a scheduled basis through 1997. The fair value of the Company's ESOP borrowings was approximately $58 million at year end.

The amount of long-term debt outstanding at the end of 1993, which matures during 1994 through 1998, is $32.9 million, $33.9 million, $80.3 million, $30.3 million and $15.0 million, respectively. Included in these amounts are ESOP borrowings of $2.7 million, $4.1 million, $4.7 million, $7.0 million and $3.8 million, respectively.

The terms of the various loan agreements in effect at year end require maintenance of specified amounts of consolidated tangible net worth and specific ratios of total liabilities to tangible net worth and consolidated earnings before interest and taxes to consolidated interest. Under the most restrictive provisions, $68.6 million of retained earnings was not restricted at the end of 1993.

The Company had short-term lines of credit available aggregating $445.7 million at the end of 1993, of which $53.6 million was utilized at variable interest rates ranging from 5.5 to 16.1 percent.

The fair value of the Company's debt is estimated based on quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of all short-term and variable interest rate borrowings approximates fair value.

The Company incurred total interest cost in 1993, 1992 and 1991 of $45.5 million, $44.9 million and $42.6 million, respectively, of which $2.3 million, $2.6 million and $5.1 million, respectively, was capitalized as part of the cost of assets constructed for the Company's use. Included in interest expense was $8.5 million for 1993, $4.7 million for 1992 and $2.4 million for 1991 relating to the Company's operations in Brazil. These amounts reflect extraordinarily high nominal rates of interest resulting from hyperinflationary conditions in that country.

NOTE 3.  FINANCIAL INSTRUMENTS

The Company enters into forward exchange contracts to reduce risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 1993 and 1992, the Company had forward exchange contracts with a notional value of $143.2 million and $166.2 million, respectively, substantially all of which were denominated in European currencies. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. Of the total contracts outstanding, 91 percent have maturities within 12 months. The remainder have maturities ranging from one to four years. The fair value, based on quoted market prices of comparable instruments, was a net liability of approximately $2 million at the end of 1993.

The Company enters into interest rate swap agreements and collars to reduce the impact of changes in interest rates on its short- and long-term variable rate borrowings. Interest paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

During 1993, the Company entered into five 2-year interest rate swap agreements for an aggregate of $100 million under which it will pay interest based on LIBOR (the weighted average rate at year end was 3.4 percent). The Company will receive interest at a weighted average rate of 4.1 percent.

During 1992, the Company entered into two 3-year interest rate swap agreements for an aggregate of $50 million under which it will pay interest based on LIBOR (the weighted average rate at year end was 3.4 percent). The Company will receive interest at a weighted average rate of 6.4 percent. The Company also entered into a $50 million 3-year interest rate swap agreement under which it will pay interest at a rate of 9.4 percent. The Company will receive interest based on LIBOR (the weighted average rate at year end was 3.4 percent).

During 1990, the Company entered into four 5-year interest rate swap agreements for an aggregate of $100 million under which it will pay a weighted average rate of 9.0 percent. The Company will receive interest based on LIBOR (the weighted average rate at year end was 3.5 percent). The fair value of all interest rate swap agreements at the end of 1993 was estimated by obtaining dealer quotes and was a net liability of approximately $13 million.

During 1989, the Company entered into two agreements with a domestic bank which effectively set interest rate limits on $35 million of the Company's short-term borrowings. The interest rate collars, which were effective June 1989, limit the interest rate to a range of 7 to 11 percent through June 1994. The fair value of these agreements at the end of 1993 was estimated based on dealer quotes and was a net liability of approximately $1 million.

The counterparties to forward exchange contracts, interest rate swaps and interest rate collars consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate losses.

At the end of 1993, the Company had letters of credit outstanding totaling $23 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximates fair value.

During 1989, the Company entered into an agreement with a bank whereby it has the right to sell certain accounts receivable, up to a maximum of $100 million, subject to limited recourse provisions. The Company has retained the servicing responsibility for these receivables. At the end of 1993 and 1992, $30 million of trade receivables had been sold and not yet collected under the agreement.

NOTE 4.  LEASE COMMITMENTS

Minimum annual rentals on operating leases for the years 1994 to 1998 are $31.4 million, $24.3 million, $17.3 million, $11.5 million and $8.8 million, respectively.

Rent expense for 1993, 1992 and 1991 was $41.6 million, $42.2 million and $42.4 million, respectively. Rent expense for 1993 by category of property consisted of buildings (primarily office and warehouse facilities), $18.3 million; transportation equipment, $9 million; EDP and office equipment, $11.9 million; and other property, $2.4 million.

NOTE 5.  TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)           1993      1992     1991
- -------------          ------    ------   ------
Currently payable:
 U.S. Federal tax      $ 36.2    $40.6    $ 1.8
 State taxes              6.2      6.4      3.9
 Foreign taxes           18.9      6.6     (1.5)
                       ------    -----    -----
                         61.3     53.6      4.2
                       ------    -----    -----
Deferred:
 Domestic taxes          (7.1)    (3.1)    28.7
 Foreign taxes           (5.3)     (.4)     8.9
                       ------    -----    -----
                        (12.4)    (3.5)    37.6
                       ------    -----    -----
                       $ 48.9    $50.1    $41.8
                       ======    =====    =====

The deferred tax expense in 1992 resulted primarily from pension and restructuring costs, net of depreciation. The deferred tax expense in 1991 was primarily attributable to restructuring costs, accrued expenses not currently deductible and depreciation.

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                                       1993      1992     1991
- ------------                                       ------    ------   ------
Computed tax at 35% for 1993 and 34% for
 1992 and 1991 of income before taxes              $ 46.3    $ 44.3   $ 35.6
Increase (decrease) in taxes resulting from:
 State taxes, net of federal tax benefits             4.0       4.2      2.6
 Other items, net                                    (1.4)      1.6      3.6
                                                   ------    ------   ------
                                                   $ 48.9    $ 50.1   $ 41.8
                                                   ======    ======   ======

Consolidated income before taxes for domestic and foreign operations was as follows:

(In millions)                               1993      1992     1991
- -------------                              ------    ------   ------
Domestic                                   $ 88.0    $ 90.5   $ 89.8
Foreign                                      44.2      39.7     15.0
                                           ------    ------   ------
                                           $132.2    $130.2   $104.8
                                           ======    ======   ======

U.S. income taxes have not been provided on retained earnings of foreign subsidiaries ($235 million at year end 1993) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends received would not be significant, as they would be substantially offset by foreign tax credits.

Operating loss carryforwards for foreign subsidiaries aggregating $59.8 million are available to reduce income taxes payable for tax purposes, of which $35.5 million will expire over the period from 1994 through 2001, while $24.3 million can be carried forward indefinitely.

Statement of Financial Accounting Standard ("SFAS") No. 109 was adopted as of the beginning of 1993 and supersedes the Company's previous practice of accounting for income taxes under APB No. 11. In accordance with SFAS No. 109, deferred income taxes for 1993 reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. SFAS No. 109 requires the use of the statutory tax rates in effect for the year in which the differences are expected to reverse and allows the establishment of certain deferred tax assets not previously recognized.

The one-time cumulative effect of adopting SFAS No. 109 increased net income in the first quarter of 1993 by $16.3 million. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities, at year end 1993 and as restated effective the beginning of fiscal year 1993, are as follows:

(In millions)                               January 1, 1994    January 3, 1993
- -------------                               ---------------    ---------------
Accrued expenses not currently deductible       $ 34.9             $ 37.8
Net operating loss                                21.4               15.3
Postretirement and postemployment benefits         9.1                8.6
Pension costs                                      4.7                5.7
Restructuring costs                                2.7                4.0
Valuation allowance                              (14.9)             (11.1)
                                                ------             ------
Deferred tax assets                               57.9               60.3

Depreciation                                     (60.4)             (74.8)
Other items, net                                   (.1)              (2.6)
                                                ------             ------
Deferred tax liabilities                         (60.5)             (77.4)
Total net deferred tax liabilities              $ (2.6)            $(17.1)
                                                ======             ======

NOTE 6.  SHAREHOLDER'S EQUITY

The Company's Certificate of Incorporation authorizes five million shares of $1 par value preferred stock, with respect to which the Board of Directors may fix the series and terms of issuance, and 200 million shares of $1 par value voting common stock.

The Board of Directors has authorized the repurchase of an aggregate 10.2 million shares of the Company's outstanding common stock. The acquired shares will be held as treasury stock and may be reissued under the Company's stock option and incentive plans. At year end 1993, approximately 6.7 million shares had been repurchased.

The Company maintains various stock option and incentive plans, including the 1988 Non-Employee Director Stock Option Plan and the 1990 Stock Option and Incentive Plan for Key Employees ("1990 Option Plan"). In addition, certain key executives are eligible to receive grants of stock options under the 1990 Option Plan pursuant to the Company's Key Executive Long-Term Incentive Plan. Under the plans, incentive stock options may be granted at not less than 100% of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options may be issued at prices no less than par value. Options that are not exercised expire ten years from the date of grant. Shares available for grant at the end of 1993 were 370,656. Compensation expense is recorded by the Company in an amount equal to the excess, if any, of the market value of the Company's common stock on the date of the grant over the exercise price of the option. The following table sets forth stock option information relative to all plans:

(In thousands, except per share amounts)             1993                   1992                 1991
- ----------------------------------------     --------------------    -------------------   -------------------
Options outstanding, beginning
 of fiscal year                                           4,189.2                3,975.3               3,931.7
Options granted                                             614.9                  727.9                 629.0
Options exercised                                          (307.8)                (508.8)               (445.5)
Options cancelled/expired                                   (98.0)                  (5.2)               (139.9)
                                             --------------------    -------------------   -------------------
Options outstanding, end of fiscal year                   4,398.3                4,189.2               3,975.3
                                             ====================    ===================   ===================
Options exercisable, end of fiscal year                   2,750.4                2,490.2               2,366.8
                                             ====================    ===================   ===================
Option prices per share:
 Exercised                                   $ 9.52   to   $28.00    $5.80   to   $24.78   $ .89   to   $23.56
 Outstanding                                  12.22   to    28.00     9.52   to    28.00    5.80   to    28.00
 Exercisable                                  12.22   to    28.00     9.52   to    28.00    5.80   to    28.00
                                             ====================    ===================   ===================

During 1988, the Company issued preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $95.00 per one one-hundredth of a share until July 1998. The rights will become exercisable if a person acquires 20 percent or more of the Company's common stock or makes an offer, the consummation of which will result in the person's owning 20 percent or more of the Company's common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. If a person or group acquires 30 percent or more of the Company's common stock, except in one transaction raising the acquiror's interest to 85 percent or more pursuant to a cash-for-all-shares tender offer, each right entitles the holder to purchase the Company common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of one cent per right at any time prior to a person's or group's acquiring 20 percent of the Company's common stock. The 20 percent and 30 percent thresholds may be reduced by the Company to as low as 15 percent at any time prior to a person's acquiring a percent of Company stock equal to the lowered threshold.

NOTE 7.  LITIGATION

The Company and its subsidiaries are involved in various lawsuits, claims and inquiries, most of which are routine to the nature of their business. In the opinion of management, the resolution of these matters will not materially affect the financial position of the Company.

As of January 31, 1994, the Company had been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a potentially responsible party ("PRP") at 17 waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. Litigation has been initiated by a governmental authority with respect to four of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

The Company has accrued liabilities for all sites where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites, and sites which could be identified in the future for cleanup, could be higher than the liability currently accrued.

NOTE 8.  EMPLOYEE RETIREMENT PLANS

DEFINED BENEFIT PLANS

The Company and its subsidiaries sponsor a number of defined benefit plans covering substantially all domestic employees, employees in certain foreign countries and non-employee directors. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets are invested in a diversified portfolio that consists primarily of equity securities. Benefits payable to employees are based primarily on years of service and employees' pay during their employment with the Company. Certain benefits provided by Avery Dennison's domestic defined benefit plan are paid in part from an employee stock ownership plan. The net pension cost and the status of the defined benefit plans for 1993, 1992 and 1991 are summarized as follows:

Net Pension Cost                              Domestic Plans                   Foreign Plans
- ----------------                          -------------------------      ----------------------------
(In millions)                              1993     1992     1991         1993       1992       1991
- -------------                             ------   ------   -------      ------     ------   --------
Service cost                              $  6.2   $  5.8    $  6.6      $  4.0     $  3.5    $  2.8
Interest cost                               16.8     16.2      16.2         6.9        6.2       5.2
Return on plan assets                      (30.4)   (21.1)    (45.6)      (15.2)      (9.3)     (9.5)
Net amortization and deferral                8.4       .1      26.1         5.6        (.4)      --
                                          ------   ------    ------      ------     ------    ------
Net pension cost (income)                 $  1.0   $  1.0    $  3.3      $  1.3       --      $ (1.5)
                                          ------   ------    ------      ------     ------    ------
Assumptions used:
 Weighted average discount rate              7.2%     8.0%      8.0%        7.6%       8.6%      9.2%
 Weighted average rate of increase
  in future compensation levels              5.1      5.5       5.5         5.5        5.1       5.1
 Weighted average expected
  long-term rate of return
  on assets                                 10.5     10.5      10.5         9.1        9.1       9.1

- ----------------------------------------------------------------------------------------------------

Status of Fully Funded Pension Plans                         Domestic Plans         Foreign Plans
- ------------------------------------                       ------------------    -----------------
(In millions)                                                 1993     1992       1993       1992
- ------------                                               --------   -------    -------    ------
Actuarial present value of:
 Vested benefits                                             $108.0   $ 98.6      $ 64.2    $ 47.6
 Non-vested benefits                                             .9       .2         --        --
                                                             ------   ------      ------    ------
 Accumulated benefit obligation                               108.9     98.8        64.2      47.6
 Effect of projected future salary increases                    --      19.0        24.3      23.5
                                                             ------   ------      ------    ------
Projected benefit obligation                                  108.9    117.8        88.5      71.1
Plan assets at fair value                                     149.0    137.5       104.5      96.0
                                                             ------   ------      ------    ------
Plan assets in excess of projected benefit obligation          40.1     19.7        16.0      24.9
Unrecognized net (gain) loss                                  (19.7)   (20.7)       20.5       1.3
Unrecognized prior service cost                               (17.9)     2.0         1.1        .8
Unrecognized net asset at year end                             (5.5)    (6.0)      (20.9)    (22.8)
                                                             ------   ------      ------    ------
(Accrued) prepaid pension cost                               $ (3.0)  $ (5.0)     $ 16.7    $  4.2
                                                             ======   ======      ======    ======



Status of Underfunded Pension Plans                      Domestic Plans     Foreign Plans
- -----------------------------------                     ---------------    --------------
(In millions)                                             1993     1992     1993     1992
- -------------                                           ------   ------    -----    -----
Actuarial present value of:
 Vested benefits                                        $115.9   $ 90.8    $ 5.1    $15.4
 Non-vested benefits                                        .9      1.4       --       --
                                                        ------   ------    -----    -----
 Accumulated benefit obligation                          116.8     92.2      5.1     15.4
 Effect of projected future salary increases               8.6      8.2       .8      2.4
                                                        ------   ------    -----    -----
Projected benefit obligation                             125.4    100.4      5.9     17.8
Plan assets at fair value                                 89.8     84.2      5.3     15.4
                                                        ------   ------    -----    -----
Plan assets less than projected benefit obligation       (35.6)   (16.2)     (.6)    (2.4)
Unrecognized net loss                                     18.6     10.0      1.3      4.5
Unrecognized prior service cost                           10.4      1.9       .4      1.1
Unrecognized net asset at year end                        (2.1)    (2.3)     (.4)    (1.5)
Adjustment to recognize minimum liability                (18.2)    (2.7)      --       --
                                                        ------     ----    -----    -----
(Accrued) prepaid pension cost                          $(26.9)  $ (9.3)   $  .7    $ 1.7
                                                        ======   ======    =====    =====

As a result of lowering the discount rates in 1993, the Company has recorded an additional liability of $18.2 million. This amount is offset by a charge to equity of $8.9 million and the recording of an intangible pension asset of $9.3 million. Consolidated pension expense for 1993, 1992 and 1991 was $4.8 million, $4.6 million and $5.7 million, respectively.

DEFINED CONTRIBUTION PLANS

The Company sponsors various defined contribution plans covering its domestic employees, including two 401(k) savings plans. With respect to the two 401(k) savings plans, the Company matches participant contributions based on formulas within the individual plans. The Avery Dennison Corporation Employee Savings Plan ("Savings Plan") has a leveraged employee stock ownership plan feature ("ESOP II") which allows the plan to borrow funds to purchase shares of the Company's common stock at market prices. Savings Plan expense consists primarily of stock contributions from ESOP II to participant accounts.

The Company also maintains a leveraged employee stock ownership plan ("ESOP I") for employees not covered by a collective bargaining agreement. ESOP I also borrowed funds to purchase shares of the Company's common stock at market prices.

ESOP expense is calculated using both the cost of shares allocated method and the cash flow method. The following table sets forth certain information relating to the Company's ESOPs on a combined basis.

(In millions)                                                       1993   1992   1991
                                                                   -----  -----  -----
Interest expense                                                   $ 3.1  $ 3.8  $ 6.0
Dividends on ESOP shares used for debt service                       2.6    3.0    4.2
Total ESOP expense                                                   5.8    5.9   10.0
Contributions to pay interest and principal on ESOP borrowings       5.1    3.6    8.6
                                                                   -----  -----  -----

Consolidated expense for all defined contribution plans, including total ESOP expense, for 1993, 1992 and 1991 was $10.4 million, $11.6 million and $12.5 million, respectively.

OTHER POSTRETIREMENT BENEFITS

The Company provides postretirement health benefits to its retired employees up to the age of 65 under a cost-sharing arrangement, and supplemental Medicare benefits to certain domestic retirees over the age of 65. The Company adopted SFAS No. 106 Employers' Accounting for Postretirement Benefits Other Than Pensions as of the beginning of fiscal 1993. The accounting standard requires the accrual of the cost of providing certain postretirement benefits over the employees years of service, rather than accounting for such costs on a pay-as-you-go (cash) basis. The Company elected to immediately recognize the accumulated postretirement benefit obligation and recorded a one-time cumulative charge of $23 million ($14.2 million, net of tax) upon implementation of the accounting standard. The cumulative charge represents the benefits earned by active and retired employees prior to 1993.

The following table sets forth the Company's unfunded obligation and amount recognized in the consolidated balance sheet as of year end 1993:

(In millions)                                                                                 1993
- -------------                                                                                -----
Actuarial present value of benefit obligation:
 Retirees                                                                                    $ (7.7)
 Fully eligible participants                                                                   (6.8)
 Other active participants                                                                    (15.3)
                                                                                             ------
Accumulated postretirement benefit obligation                                                 (29.8)
Plan assets at fair value                                                                        --
                                                                                             ------

Accumulated postretirement benefit obligation in excess of plan assets                        (29.8)
Unrecognized net loss                                                                           3.7
Unrecognized prior service cost                                                                 1.5
                                                                                             ------
Accrued postretirement benefit obligation                                                    $(24.6)
                                                                                             ======
Net periodic postretirement benefit expense for 1993 includes the following components:
 Service cost                                                                                $   .9
 Interest cost                                                                                  1.8
                                                                                             ------
Net periodic postretirement benefit expense                                                  $  2.7
                                                                                             ======

A health care cost trend rate of 14 percent was assumed for 1993 and will decline 1 percent annually to 6 percent by 2001 and remain at that level. The discount rate assumed was 7.25 percent. A 1 percent increase in the health care cost trend rate would cause the accumulated postretirement benefit obligation to increase by $3.9 million and service and interest cost to increase by $.4 million.

POSTEMPLOYMENT BENEFITS

The Company provides postemployment benefits to certain former and inactive employees. The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" as of the beginning of fiscal 1993. The accounting standard requires the accrual of the cost of postemployment benefits over the employees' years of service rather than accounting for such costs on a cash basis. A one-time cumulative adjustment of $1.5 million ($1 million, net of tax) was recognized as of the beginning of fiscal 1993. The incremental costs of adopting this statement are insignificant on an ongoing basis.

NOTE 9.  SEGMENTS OF BUSINESS OPERATIONS

The Company operates in three principal industry segments: the production of pressure-sensitive adhesives and materials; the production of office products; and the production of product identification and control systems.

Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. Income from operations represents total revenue less operating expenses. General corporate expenses, interest expense and taxes on income are excluded from the computation of income from operations. During 1993, the Company adopted a revised allocation methodology which more fully allocates corporate administrative expenses to each segment. The effect of this revised methodology increased expenses allocated to the three segments by $40.4 million, $41.0 million and $39.7 million during 1993, 1992 and 1991, respectively. The Company also realigned certain operating units among segments during 1993. As a result, certain prior year amounts have been reclassified to conform with current year presentation.

Financial information by industry and geographic segment is set forth below:

(In millions)                                      1993        1992        1991
                                                 --------    --------    --------
Sales:
 Pressure-sensitive adhesives and materials      $1,341.4    $1,328.3    $1,215.9
 Office products                                    778.0       777.4       775.0
 Product identification and control systems         580.4       612.7       618.1
 Intersegment                                       (91.1)      (95.5)      (82.7)
 Divested operations                                   --          --        18.8
                                                 --------    --------    --------
 Net sales                                       $2,608.7    $2,622.9    $2,545.1
                                                 ========    ========    ========
Income from operations before taxes:
 Pressure-sensitive adhesives and materials      $  122.9    $  111.7    $   79.0
 Office products                                     53.4        77.9        70.6
 Product identification and control systems          29.3        15.2        23.7
 Divested operations                                   --          --        (1.1)
                                                 --------    --------    --------
                                                    205.6       204.8       172.2
Corporate administrative and research
 and development expenses                           (30.2)      (32.3)      (29.9)
Interest expense                                    (43.2)      (42.3)      (37.5)
                                                 --------    --------    --------
 Income before taxes and accounting changes      $  132.2    $  130.2    $  104.8
                                                 ========    ========    ========
Identifiable assets by industry segment:
 Pressure-sensitive adhesives and materials      $  760.5    $  754.7    $  748.9
 Office products                                    450.4       473.8       490.1
 Product identification and control systems         313.7       366.9       387.7
 Intersegment                                       (37.2)      (32.9)      (26.6)
 Divested operations                                   --          --        22.1
 Corporate                                          151.6       121.5       118.2
                                                 --------    --------    --------
 Total assets                                    $1,639.0    $1,684.0    $1,740.4
                                                 ========    ========    ========

(In millions)                                        1993        1992        1991
                                                 --------    --------    --------
Sales:
 United States                                   $1,690.5    $1,599.7    $1,537.7
 Foreign                                            954.7     1,056.0     1,012.3
 Intersegment                                       (36.5)      (32.8)      (23.7)
 Divested operations                                   --          --        18.8
                                                 --------    --------    --------
 Net sales                                       $2,608.7    $2,622.9    $2,545.1
                                                 ========    ========    ========
Income from operations before taxes:
 United States                                   $  160.5    $  153.8    $  133.6
 Foreign                                             45.1        51.0        39.7
 Divested operations                                   --          --        (1.1)
                                                 --------    --------    --------
                                                    205.6       204.8       172.2
Corporate administrative and research
 and development expenses                           (30.2)      (32.3)      (29.9)
Interest expense                                    (43.2)      (42.3)      (37.5)
                                                 --------    --------    --------
 Income before taxes and accounting changes      $  132.2    $  130.2    $  104.8
                                                 ========    ========    ========
Identifiable assets by geographic segment:
 United States                                   $  833.8    $  836.6    $  850.5
 Foreign                                            672.4       736.2       761.3
 Intersegment                                       (18.8)      (10.3)      (11.7)
 Divested operations                                   --          --        22.1
 Corporate                                          151.6       121.5       118.2
                                                 --------    --------    --------
 Total assets                                    $1,639.0    $1,684.0    $1,740.4
                                                 ========    ========    ========

The Company's foreign operations, conducted primarily in continental Europe and the United Kingdom, are on the FIFO basis of inventory cost accounting.
Domestic operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company's business.

Identifiable assets are those assets of the Company which are identifiable with the operations in each industry or geographic segment. Corporate assets consist principally of Corporate property, plant and equipment, tax related asset accounts and other non-operating assets. Intersegment receivables are eliminated in determining consolidated identifiable assets. During 1993, the Company utilized a revised allocation methodology which more fully allocated Company assets to each segment. The revised methodology decreased assets allocated to the segments by $8.4 million in 1993 and 1992 and $7.5 million in 1991. In addition, the Company realigned certain operating units among segments during 1993.

Capital expenditures and depreciation expense by industry segment are set forth below:


(In millions)                                    1993    1992     1991
                                                 ----    ----    -----
Capital expenditures:
 Pressure-sensitive adhesives and materials      $57.1   $42.9   $ 64.6
 Office products                                  21.7    21.4     27.0
 Product identification and control systems       16.8    20.4     22.7
 Divested operations                                --      --      1.6
                                                 -----   -----   ------
                                                 $95.6   $84.7   $115.9
                                                 =====   =====   ======
Depreciation expense:
 Pressure-sensitive adhesives and materials      $37.2   $37.8   $ 33.1
 Office products                                  19.1    17.2     20.7
 Product identification and control systems       19.3    20.6     19.3
 Divested operations                                --      --      3.1
                                                 -----   -----   ------
                                                 $75.6   $75.6   $ 76.2
                                                 =====   =====   ======

NOTE 10.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                         First          Second           Third          Fourth
(In millions, except per share data)    Quarter         Quarter         Quarter         Quarter
                                        -------         ------          -------         -------

1993/(1)/
 Net sales                               $666.5         $662.2           $638.1           $641.9
 Gross profit                             210.0          207.2            198.9            202.0
 Income before cumulative
  effect of
  changes in accounting
  principles                               22.2           22.8             19.0             19.3
 Net income                                23.3           22.8             19.0             19.3
 Income per share before
  cumulative effect
  of changes in accounting
  principles                                .38            .39              .33              .34
 Net income per share                       .40            .39              .33              .34
                                        -------         ------          -------         --------
1992/(1)/
 Net sales                               $669.8         $667.5           $655.9           $629.7
 Gross profit                             210.2          219.1            207.7            201.2
 Net income                                20.3           22.3             18.6             18.9
 Net income per share                       .33            .37              .31              .32
                                        -------         ------          -------         --------
1991/(1)(2)/
 Net sales                               $659.9         $626.6           $609.2           $649.4
 Gross profit                             204.4          197.0            186.4            208.4
 Net income                                17.1           15.6             12.6             17.7
 Net income per share                       .28            .25              .20              .29
                                        -------         ------          -------         --------

- ----------------------
/(1)/ During the fourth quarters of 1993, 1992 and 1991, certain inventories were reduced, resulting in the liquidation of LIFO inventory. The effect was to reduce cost of products sold by $4.4 million, $12.8 million and $9.2 million during 1993, 1992 and 1991, respectively.
/(2)/ Due to the Company's reporting calendar, the fourth quarter of 1991 had one more week than the fourth quarters of 1993 and 1992.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AVERY DENNISON CORPORATION


To the Board of Directors and Shareholders of Avery Dennison:

We have audited the accompanying consolidated balance sheet of Avery Dennison Corporation and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above, which appear on pages 36 through 51 of this Annual Report, present fairly, in all material respects, the consolidated financial position of Avery Dennison Corporation and subsidiaries as of January 1, 1994 and January 2, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 1, 5, and 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", SFAS No. 109, "Accounting for Income Taxes" and SFAS No.112, "Employers' Accounting for Postemployment Benefits" during 1993.


/s/ COOPERS & LYBRAND
Coopers & Lybrand
Los Angeles, California
January 31, 1994

CORPORATE INFORMATION

AVERY DENNISON CORPORATION


COUNSEL
Latham & Watkins
Los Angeles

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand
Los Angeles

TRANSFER AGENT--REGISTRAR
First Interstate Bank
Corporate Trust Department
P.O. Box 54163
Terminal Annex
Los Angeles, CA  90054
(800) 522-6645

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 1:30 p.m., April 28, 1994, in the Conference Center of the Avery Dennison Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

DIVIDEND REINVESTMENT PLAN
Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price without the payment of any brokerage commissions, service charges, or other expenses.

Shareholders can also invest optional cash payments of up to $3,000 per month in Avery Dennison common stock at market price.

Avery Dennison investors not yet participating in the plan, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the plan by writing to First Interstate Bank, Attn. Dividend Reinvestment Services. P.O. Box 60975, Los Angeles, CA 90060, (800) 522-6645. Avery Dennison absorbs all costs of operating the plan.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation.

CORPORATE HEADQUARTERS
150 North Orange
Grove Boulevard
Pasadena, California  91103
(818) 304-2000
Mailing Address:
P.O. Box 7090
Pasadena, California
91109-7090
Fax:  (818) 792-7312

INVESTOR RELATIONS CONTACT
Wayne H. Smith
(818) 304-2000

STOCK AND DIVIDEND DATA
Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges. Ticker Symbol: AVY.

                             1993                       1992
                       -----------------         ------------------
                        High       Low            High        Low
                       ------     ------         ------      ------
MARKET PRICE
First Quarter          29         25 1/2         27 3/8      23 1/4
Second Quarter         31 1/8     28 1/2         28 1/2      25 7/8
Third Quarter          29 3/4     25 3/4         28 1/2      25
Fourth Quarter         29 7/8     25 3/4         28 7/8      23 7/8
                       ------     ------         ------      ------

Prices shown represent closing prices on the NYSE.

                                    1993                       1992
                                    ----                       ----
DIVIDENDS PER SHARE
First Quarter                        .22                        .20
Second Quarter                       .22                        .20
Third Quarter                        .22                        .20
Fourth Quarter                       .24                        .22
                                    ----                       ----

Number of shareholders of record at year end 1993: 9,591

                             56