Form 10-K, Exhibit 13
AVERY DENNISON CORPORATION
filed 1995-03-30
CIK 8818

ELEVEN-YEAR SUMMARY

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Compound Growth Rate
                                                  --------------------
(Dollars and shares in millions)                     5 Year    10 Year    1994      1993 /(1)/   1992      1991       1990 /(2)/
-----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                              2.8       6.0      $2,856.7  $  2,608.7   $2,622.9  $2,545.1   $  2,590.2
Gross profit                                           2.4       5.2         907.8       818.1      838.2     796.2        808.3
Marketing, general and
 administrative expense /(2)/, /(4)/, /(5)/            3.2       5.9         691.9       642.7      665.7     653.9        752.7
Operating profit                                         -       3.2         215.9       175.4      172.5     142.3         55.6
Interest expense                                       4.1       8.5          43.0        43.2       42.3      37.5         40.0
Income before taxes                                    (.9)      2.2         172.9       132.2      130.2     104.8         15.6
Taxes on income                                        (.9)      1.1          63.5        48.9       50.1      41.8          9.7
Net income /(1)/                                       (.9)      2.9         109.4        84.4       80.1      63.0          5.9
Research and development expense                       (.8)      4.2          49.1        45.5       46.7      48.7         53.7
Depreciation                                           4.2       8.5          87.9        84.1       83.8      83.1         80.8
Average shares outstanding                            (2.2)      (.2)         55.6        58.0       60.4      61.9         62.0
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income /(1)/                                       1.4       3.0          1.97        1.46       1.33      1.02          .10
Dividends /(3)/                                       12.9      13.9           .99         .90        .82       .76          .64
Book value at year end                                  .8       4.3         13.61       12.80      13.63     13.47        13.65
Market price at year end                               2.2       8.9         35.50       29.38      28.75     25.38        21.50
Market price range                                                           26.63 to    25.50 to   23.25 to  19.38 to     15.63 to
                                                                             35.75       31.13      28.88     25.50        33.00
-----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Working capital                                                              122.8       141.6      222.6     226.0        298.8
Property, plant and equipment, net                                           831.6       758.5      779.9     814.2        821.7
Total assets                                                               1,763.1     1,639.0    1,684.0   1,740.4      1,890.3
Long-term debt                                                               347.3       311.0      334.8     329.5        376.0
Total debt                                                                   420.7       397.5      427.5     424.0        510.4
Shareholders' equity                                                         729.0       719.1      802.6     825.0        846.3
Number of employees                                                         15,400      15,750     16,550    17,095       18,816
-----------------------------------------------------------------------------------------------------------------------------------
STATISTICS
Gross profit margin (percent)                                                 31.8        31.4       32.0      31.3         31.2
Marketing, general and administrative
 expense as a percent of sales                                                24.2        24.6       25.4      25.7         25.2
Operating profit margin (percent)                                              7.6         6.7        6.6       5.6          2.1
Pretax profit margin (percent)                                                 6.1         5.1        5.0       4.1           .6
Net profit margin (percent)                                                    3.8         3.2        3.1       2.5           .2
Effective tax rate (percent)                                                  36.7        37.0       38.5      39.9         62.2
Research and development expense as a percent of sales                         1.7         1.7        1.8       1.9          2.1
Long-term debt as a percent of total long-term capital                        32.3        30.2       29.4      28.5         30.8
Total debt as a percent of total capital                                      36.6        35.6       34.8      33.9         37.6
Return on average shareholders' equity (percent)                              14.8        11.0        9.7       7.7           .7
Return on average total capital (percent)                                     12.1         9.3        8.3       6.7          1.5
-----------------------------------------------------------------------------------------------------------------------------------

/(1)/ Includes income of $1.1 million, or $.02 per share, related to the cumulative effect of accounting changes recorded during the first quarter of 1993.
/(2)/ Includes pretax charges of $85.2 million in connection with a 1990 restructuring related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $1.16 per share.
/(3)/ Dividends per share in 1988 exclude a $.05 per share payment for redemption of share purchase rights.
/(4)/ Includes pretax charges of $25.2 million in connection with a 1987 restructuring, which reduced net income by $25 million, or $.41 per share. /(5)/ Includes pretax charges of $23.5 million in connection with a 1985 restructuring and a provision for a legal action filed against the Company, which reduced net income by $13.9 million, or $.24 per share.

------------------------------------------------------------------------------------------------------------------

(Dollars and shares in millions)         1989      1988 /(3)/     1987 /(4)/    1986      1985 /(5)/    1984
------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                               $2,490.9  $  2,291.4     $  2,165.1    $1,828.4   $  1,590.5    $1,593.1
Gross profit                               806.7       780.2          734.6       620.1        533.9       546.7
Marketing, general and
 administrative expense /(2)/,/(4)/,/(5)/  591.0       554.7          571.2       460.6        428.9       388.4
Operating profit                           215.7       225.5          163.4       159.5        105.0       158.3
Interest expense                            35.1        35.5           32.4        26.6         21.6        19.0
Income before taxes                        180.6       190.0          131.0       132.9         83.4       139.3
Taxes on income                             66.4        73.0           60.8        61.0         35.1        56.9
Net income /(1)/                           114.2       117.0           70.2        71.9         48.3        82.4
Research and development expense            51.0        47.4           41.5        37.3         37.1        32.4
Depreciation                                71.5        63.8           58.8        49.9         43.3        38.8
Average shares outstanding                  62.1        61.7           60.3        57.3         57.0        56.5
------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income /(1)/                            1.84        1.90           1.16        1.25          .85        1.46
Dividends /(3)/                              .54        .465            .41         .35          .31         .27
Book value at year end                     13.06       12.48          11.48       10.25         9.43        8.96
Market price at year end                   31.88       22.00          18.63       18.69        18.00       15.13
Market price range                         21.00 to    17.13 to       16.00 to    17.25 to     14.13 to    11.50 to
                                           31.88       26.00          29.13       23.75        19.69       15.82
------------------------------------------------------------------------------------------------------------------
AT YEAR END
Working capital                            323.9       314.3          325.8       319.8        299.3       263.1
Property, plant and equipment, net         714.1       667.3          574.2       512.8        433.6       373.6
Total assets                             1,715.9     1,652.2        1,558.5     1,352.4      1,089.8       936.6
Long-term debt                             317.8       298.8          301.0       320.3        195.0       126.4
Total debt                                 418.9       411.3          393.2       384.3        255.5       161.0
Shareholders' equity                       811.3       769.6          705.9       585.8        534.2       502.4
Number of employees                       19,215      19,114         19,360      19,156       17,650      16,874
--------------------------------------------------------------------------------------------------------------------
STATISTICS
Gross profit margin (percent)               32.4        34.0           33.9        33.9         33.6        34.3
Marketing, general and
 administrative expense as a
 percent of sales                           23.7        24.2           26.4        25.2         27.0        24.4
Operating profit margin (percent)            8.7         9.8            7.5         8.7          6.6         9.9
Pretax profit margin (percent)               7.3         8.3            6.1         7.3          5.2         8.7
Net profit margin (percent)                  4.6         5.1            3.2         3.9          3.0         5.2
Effective tax rate (percent)                36.8        38.4           46.4        45.9         42.1        40.8
Research and development expense a
 a percent of sales                          2.0         2.1            1.9         2.0          2.3         2.0
Long-term debt as a percent of total
 long-term capital                          28.1        28.0           29.9        35.3         26.7        20.1
Total debt as a percent of total
 capital                                    34.1        34.8           35.8        39.6         32.4        24.3
Return on average shareholders'
 equity (percent)                           14.7        16.0           10.5        12.8          9.4        17.3
Return on average total capital (percent)   12.0        12.7            8.3        10.6          8.5        14.9
---------------------------------------------------------------------------------------------------------------------

/(1)/ Includes income of $1.1 million, or $.02 per share, related to the cumulative effect of accounting changes recorded during the first quarter of 1993.
/(2)/ Includes pretax charges of $85.2 million in connection with a 1990 restructuring related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $1.16 per share.
/(3)/ Dividends per share in 1988 exclude a $.05 per share payment for redemption of share purchase rights.
/(4)/ Includes pretax charges of $25.2 million in connection with a 1987 restructuring, which reduced net income by $25 million, or $.41 per share. /(5)/ Includes pretax charges of $23.5 million in connection with a 1985 restructuring and a provision for a legal action filed against the Company, which reduced net income by $13.9 million, or $.24 per share.

CONSOLIDATED BALANCE SHEET
                                                      Avery Dennison Corporation

(Dollars in millions)                                                    1994        1993
--------------------                                                  ---------    --------

ASSETS
Current assets:
 Cash and cash equivalents                                             $    3.1    $    5.8
 Trade accounts receivable, less allowance for doubtful accounts
  of $18.5 and $16.7 for 1994 and 1993, respectively                      391.8       356.7
 Inventories                                                              206.4       184.1
 Other receivables                                                         26.7        32.6
 Prepaid expenses                                                          16.5        13.5
 Deferred taxes                                                            32.4        21.9
                                                                       --------    --------
  Total current assets                                                    676.9       614.6
Property, plant and equipment, at cost:
 Land                                                                      32.4        28.7
 Buildings                                                                375.1       360.9
 Machinery and equipment                                                1,021.6       953.8
 Construction-in-progress                                                 103.2        69.3
                                                                       --------    --------
                                                                        1,532.3     1,412.7
 Accumulated depreciation                                                 700.7       654.2
                                                                       --------    --------
                                                                          831.6       758.5
Intangibles resulting from business acquisitions, net                     127.6       129.2
Non-current deferred taxes                                                 13.7        23.9
Other assets                                                              113.3       112.8
                                                                       --------    --------
                                                                       $1,763.1    $1,639.0
                                                                       ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term and current portion of long-term debt                      $   73.4    $   86.5
 Accounts payable                                                         181.5       140.8
 Accrued payroll and employee benefits                                    106.2        91.0
 Other accrued liabilities                                                164.4       124.7
 Income taxes payable                                                      26.9        26.4
 Deferred taxes                                                             1.7         3.6
                                                                       --------    --------
  Total current liabilities                                               554.1       473.0
Long-term debt                                                            347.3       311.0
Long-term pension and other retirement benefits                            92.7        91.1
Non-current deferred taxes                                                 40.0        44.8
Shareholders' equity:
 Common stock, $1 par value; authorized - 200,000,000 shares;
  issued - 62,063,312 shares at year end 1994 and 1993                     62.1        62.1
 Capital in excess of par value                                           193.0       194.4
 Retained earnings                                                        753.2       698.9
 Cumulative foreign currency translation adjustment                        16.7       (10.1)
 Cost of unallocated ESOP shares                                          (37.6)      (53.2)
 Minimum pension liability                                                 (5.0)       (8.9)
 Treasury stock at cost, 8,513,642 shares and 5,869,683 shares
  at year end 1994 and 1993, respectively                                (253.4)     (164.1)
                                                                       --------    --------
Total shareholders' equity                                                729.0       719.1
                                                                       --------    --------
                                                                       $1,763.1    $1,639.0
                                                                       ========    ========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME
                                                      Avery Dennison Corporation


(In millions, except per share amounts)                      1994       1993       1992
--------------------------------------                     --------   --------   --------

Net sales                                                  $2,856.7   $2,608.7   $2,622.9
Cost of products sold                                       1,948.9    1,790.6    1,784.7
                                                           --------   --------   --------
 Gross profit                                                 907.8      818.1      838.2
Marketing, general and administrative expense                 691.9      642.7      665.7
                                                           --------   --------   --------
 Operating profit                                             215.9      175.4      172.5
Interest expense                                               43.0       43.2       42.3
                                                           --------   --------   --------
 Income before taxes on income and cumulative
   effect of changes in accounting principles                 172.9      132.2      130.2
Taxes on income                                                63.5       48.9       50.1
                                                           --------   --------   --------
Income before cumulative effect of changes in
 accounting principles                                        109.4       83.3       80.1
Cumulative effect of changes in accounting principles             -        1.1          -
                                                           --------   --------   --------
Net income                                                 $  109.4   $   84.4   $   80.1
                                                           ========   ========   ========
PER COMMON SHARE AMOUNTS
Income before cumulative effect of changes in
 accounting principles                                     $   1.97   $   1.44   $   1.33
Cumulative effect of changes in accounting principles             -        .02          -
                                                           --------   --------   --------
Net income                                                 $   1.97   $   1.46   $   1.33
                                                           ========   ========   ========
Average shares outstanding                                     55.6       58.0       60.4
                                                           ========   ========   ========
Shares outstanding at year end                                 53.5       56.2       58.9
                                                           ========   ========   ========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                      Avery Dennison Corporation



                                                                                   Cumulative
                                                                                      foreign      Cost of
                                           Common       Capital in                   currency  unallocated     Minimum
                                          stock, $1      excess of     Retained   translation         ESOP     pension   Treasury
(Dollars in millions)                     par value      par value     earnings    adjustment       shares   liability      stock
---------------------                     ---------      ---------    ---------     ----------    -------    ---------    --------

Fiscal year ended 1991                       $ 62.1         $195.0       $636.1        $ 28.8     $ (78.2)        --    $ (18.8)
Repurchase of 2,765,919 shares
 for treasury                                                                                                             (74.0)
Stock issued under option plans,
 net of tax, and dividends paid
 on stock held by leveraged
 ESOPs                                                         1.8                                                          5.2
Net income                                                                 80.1
Dividends: $.82 per share                                                 (49.6)
Translation adjustments, net of tax                                                        .8
ESOP transactions, net                                                                               13.3
                                          ---------       ---------    ---------       ------     -------   ---------  --------
Fiscal year ended 1992                         62.1          196.8        666.6          29.6       (64.9)        --      (87.6)
Repurchase of 2,902,695 shares
 for treasury                                                                                                             (82.9)
Stock issued under option plans,
 net of tax, and dividends paid
 on stock held by leveraged
 ESOPs                                                        (2.4)                                                         6.4
Net income                                                                 84.4
Dividends: $.90 per share                                                 (52.1)
Translation adjustments, net of tax                                                     (39.7)
ESOP transactions, net                                                                               11.7
Minimum pension liability                                                                                      $ (8.9)
                                          ---------       ---------    ---------       ------     -------   ---------  --------
Fiscal year ended 1993                         62.1          194.4        698.9         (10.1)      (53.2)       (8.9)   (164.1)
Repurchase of 3,223,966 shares
 for treasury                                                                                                            (105.7)
Stock issued under option plans,
 net of tax, and dividends paid
 on stock held by leveraged
 ESOPs                                                        (1.4)                                                        16.4
Net income                                                                109.4
Dividends: $.99 per share                                                 (55.1)
Translation adjustments, net of tax                                                      26.8
ESOP transactions, net                                                                               15.6
Minimum pension liability                                                                                         3.9
                                          ---------       ---------    ---------       ------     -------   ---------  --------
Fiscal year ended 1994                       $ 62.1         $193.0       $753.2        $ 16.7     $ (37.6)      $(5.0)  $(253.4)
                                          =========       =========    =========       ======     =======   =========  ========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                      Avery Dennison Corporation

(In millions)                                                            1994       1993       1992
-------------                                                         -------    -------    -------
OPERATING ACTIVITIES
Net income                                                            $ 109.4    $  84.4    $  80.1
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation                                                            87.9       84.1       83.8
 Amortization                                                            14.6       11.3       10.1
 Cumulative effect of changes in accounting principles                     --       (1.1)        --
 Non-current deferred taxes and other long-term liabilities              13.8      (15.0)      (3.5)
 Changes in assets and liabilities, net of the effect of foreign currency translation and business divestitures:
     Trade accounts receivable, net                                     (24.6)      (8.6)      (4.4)
     Inventories                                                        (19.2)      32.4       24.6
     Other receivables                                                    2.8       (5.0)       8.0
     Prepaid expenses                                                    (2.6)       2.8        1.4
     Accounts payable and accrued liabilities                            96.4       32.0      (28.5)
     Taxes on income and current deferred taxes                         (13.5)      29.7        6.0
                                                                      -------    -------    -------
Net cash provided by operating activities                               265.0      247.0      177.6
                                                                      -------    -------    -------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                              (163.3)    (100.6)     (87.8)
Proceeds from sale of assets and business divestitures                   16.2        4.9       26.5
Other                                                                   (10.2)      (6.2)      (9.8)
                                                                      -------    -------    -------
Net cash used in investing activities                                  (157.3)    (101.9)     (71.1)
                                                                      -------    -------    -------
FINANCING ACTIVITIES
Additions to long-term debt                                             100.5      101.0       70.6
Reductions in long-term debt                                            (49.3)    (111.9)     (60.0)
Net decrease in short-term debt                                         (16.0)      (1.0)      (1.9)
Dividends paid                                                          (55.1)     (52.1)     (49.6)
Purchase of treasury stock                                             (105.7)     (82.9)     (74.0)
Other                                                                    15.0        4.0        7.0
                                                                      -------    -------    -------
Net cash used in financing activities                                  (110.6)    (142.9)    (107.9)
                                                                      -------    -------    -------
Effect of foreign currency translation on cash balances                    .2        (.3)        --
                                                                      -------    -------    -------
(Decrease) increase in cash and cash equivalents                         (2.7)       1.9       (1.4)
                                                                      -------    -------    -------
Cash and cash equivalents, beginning of period                            5.8        3.9        5.3
                                                                      -------    -------    -------
Cash and cash equivalents, end of period                              $   3.1    $   5.8    $   3.9
                                                                      =======    =======    =======

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                      Avery Dennison Corporation

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Investments in certain affiliates (20% to 50% ownership) are accounted for by the equity method of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.

FISCAL YEAR

The Company's financial reporting calendar for fiscal years 1994, 1993 and 1992 reflected 52-week periods ending December 31, 1994, January 1, 1994, and January 2, 1993, respectively. Normally each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

CHANGES IN ACCOUNTING PRINCIPLES

During 1993, the Company adopted three accounting standards issued by the Financial Accounting Standards Board which had a one-time cumulative effect on net income as follows:

                                               Income (expense)
                                             -------------------
(In millions, except per share amounts)       Total    Per share
---------------------------------------      ------    ---------
Accounting for income taxes                  $ 16.3        $ .28
Accounting for postretirement benefits,
 net of tax                                   (14.2)        (.24)
Accounting for postemployment benefits,
 net of tax                                    (1.0)        (.02)
                                             ------        -----
Increase in net income for 1993              $  1.1        $ .02
                                             ======        =====

   The adoption of these accounting standards had no effect on cash flow. The 1992 financial statements have not been restated.

REVENUE RECOGNITION

Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time of shipment.

CASH AND CASH EQUIVALENTS

The Company considers cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased, as cash and cash equivalents. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)                              1994    1993    1992
-------------                             -----   -----   -----

Interest, net of capitalized amounts      $42.7   $39.8   $42.1
Income taxes, net of refunds               70.6    42.0    57.4
                                          =====   =====   =====

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out ("FIFO") and last-in, first-out ("LIFO") methods. Inventories valued using the LIFO method comprised 41 percent, 38 percent and 39 percent of inventories before LIFO adjustment at year end 1994, 1993 and 1992, respectively.

   During 1993 and 1992, certain inventories were reduced resulting in the liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with current costs. The effect was to reduce the cost of products sold by $11.4 million and $17.8 million during 1993 and 1992, respectively. The liquidation of LIFO inventory was not significant in 1994.

   Inventories at year end were as follows:

(In millions)          1994      1993      1992
-------------        ------    ------    ------
Raw materials        $ 81.6    $ 75.7    $ 91.1
Work in process        55.9      43.2      51.5
Finished goods        105.2     101.9     129.8
LIFO adjustment       (36.3)    (36.7)    (47.3)
                     ------    ------    ------
                     $206.4    $184.1    $225.1
                     ======    ======    ======

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

INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net assets acquired, and are amortized over a 25- to 40- year period using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 1994 and 1993 was $35.3 million and $30.4 million, respectively.

ENVIRONMENTAL EXPENDITURES

Environmental expenditures that do not contribute to current or future revenue generation are expensed. Expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews on a quarterly basis its estimates of costs of compliance with environmental laws and the cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a minimum cost or a reasonable estimate of the cost of compliance or remediation can be determined, the applicable amount is accrued. For other potential liabilities, the timing of accruals coincides with the related ongoing site assessments. Potential insurance reimbursements are not recorded or offset against the liabilities until received, and liabilities are not discounted.

FOREIGN CURRENCY TRANSLATION

Financial statements of non-U.S. subsidiaries are translated into U.S. dollars at current rates, except for revenue, costs and expenses, which are translated at average current rates during each reporting period. Gains and losses resulting from foreign currency transactions, other than those transactions described below, are included in income currently. Gains and losses resulting from hedging the value of investments in certain non- U.S. subsidiaries and from translation of financial statements are excluded from the statement of income and are credited or charged directly to a separate component of shareholders' equity.

   Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently.

   Transaction and translation losses reduced net income in 1994, 1993 and 1992, by $1.5 million, $3.4 million and $4.2 million, respectively.

FINANCIAL INSTRUMENTS

The Company enters into forward exchange and interest rate contracts to manage exposure to fluctuations in foreign currency exchange and interest rates.

   Gains and losses on contracts that hedge specific foreign currency commitments are deferred and subsequently recognized in net income in the period in which the underlying transaction is consummated.

   The net amounts paid or received on interest rate agreements are recognized as adjustments to interest expense over the terms of the agreements. Premiums paid, if any, are amortized to interest expense over the terms of the agreements.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Research and development expense for 1994, 1993 and 1992 was $49.1 million, $45.5 million and $46.7 million, respectively.


NOTE 2.  DEBT

Long-term debt at year end was as follows:

(In millions)                                                1994      1993
-------------                                              ------    ------

Domestic variable-rate short-term borrowings
 to be refinanced on a long-term basis
 (6.3% at year end)                                        $ 31.0    $ 23.6
Medium-term notes (6.1% to 8.6% at year end)                280.0     200.0
Leveraged ESOP borrowings (8.4% at year end)                  8.4      57.1
Industrial Revenue Bonds (5.6% to 9.9%
 at year end)                                                22.0      22.0
Other long-term debt, principally non-
 U.S. (6% to 12.2% at year end)                              30.3      41.2
                                                           ------    ------
                                                            371.7     343.9
Less: amount classified as current                          (24.4)    (32.9)
                                                           ------    ------
                                                           $347.3    $311.0
                                                           ======    ======

   The Company has a revolving credit agreement with four domestic banks to provide up to $150 million in borrowings through July 1, 1999, with all amounts borrowed under this agreement due on the same date. The Company may extend the revolving period and due date under certain conditions with approval of the banks. The financing available under this revolving credit agreement will be used, as needed, to retire short-term and currently maturing long-term debt, and to finance other corporate requirements.

   During 1994, the Company issued $100 million in principal amount of medium-term notes in increments of $500,000 to $10 million. The notes have a weighted average interest rate of 7.7 percent and maturities from 2002 through 2004. A portion of the proceeds from the medium-term notes were used to retire a majority of the leveraged ESOP borrowings. The Company's remaining medium-term notes have maturities from 1995 through 2005.

   The amount of long-term debt outstanding at the end of 1994, which matures during 1995 through 1999, is $24.4 million, $77.2 million, $22.9 million, $4.8 million and $.8 million, respectively.

   The Company had short-term lines of credit available aggregating $329.7 million at the end of 1994, of which $49 million was utilized at variable interest rates ranging from 5.8 to 16.3 percent.

   The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using current rates offered to the Company for debt of the same remaining maturities. At year end 1994 and 1993, the fair value of the Company's total debt was $395.8 million and $404.9 million, respectively.

   The terms of the various loan agreements in effect at year end require maintenance of specified amounts of consolidated tangible net worth and specific ratios of total liabilities to tangible net worth and consolidated earnings before interest and taxes to consolidated interest. Under the most restrictive provisions, $149 million of retained earnings was not restricted at the end of 1994.

   The Company incurred total interest cost in 1994, 1993 and 1992 of $45.7 million, $45.5 million and $44.9 million, respectively, of which $2.7 million, $2.3 million and $2.6 million, respectively, was capitalized as part of the cost of assets constructed for the Company's use. Included in interest expense was $5.6 million for 1994, $8.5 million for 1993 and $4.7 million for 1992 relating to the Company's operations in Brazil. These amounts reflect extraordinarily high nominal rates of interest resulting from hyperinflationary conditions in that country.


NOTE 3.  FINANCIAL INSTRUMENTS

The Company enters into forward exchange contracts to reduce risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 1994 and 1993, the Company had forward exchange contracts with a notional value of $141.8 million and $143.2 million, respectively, substantially all of which were denominated in European currencies. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. Of the total contracts outstanding, 90 percent have maturities within 12 months. The remainder have maturities ranging from one to four years. The carrying value approximates the fair value, which, based on quoted market prices of comparable instruments, was a net asset of approximately $1 million and a net liability of approximately $2 million at the end of 1994 and 1993, respectively.

   The Company enters into interest rate swap agreements to exchange fixed and variable-rate interest payment obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. Net payments or receipts under the agreements are recorded as adjustments to interest expense.

   During 1994, the Company entered into a $20 million 1-year interest rate swap agreement under which it pays interest based on LIBOR (the rate at year end was 5.7 percent). The Company receives interest at a rate of 5.8 percent.

   During 1993, the Company entered into five 2-year interest rate swap agreements for an aggregate of $100 million under which it pays interest based on LIBOR (the weighted average rate at year end was 5.6 percent). The Company receives interest at a weighted average rate of 4.1 percent.

   During 1992, the Company entered into two 3-year interest rate swap agreements for an aggregate of $50 million under which it pays interest based on LIBOR (the weighted average rate at year end was 5.9 percent). The Company receives interest at a weighted average rate of 6.4 percent. The Company also entered into a $50 million 3-year interest rate swap agreement under which it pays interest at a rate of 9.4 percent. The Company receives interest based on LIBOR (the rate at year end was 5.4 percent).

   During 1990, the Company entered into four 5-year interest rate swap agreements for an aggregate of $100 million under which it pays a weighted average rate of 9 percent. The Company receives interest based on LIBOR (the weighted average rate at year end was 6.3 percent).

   The fair value of all interest rate swap agreements was estimated by obtaining dealer quotes and was a net liability of approximately $6 million and $13 million at year end 1994 and 1993, respectively.

   During 1994, the Company entered into an interest rate cap agreement to protect itself from rising interest rates. The agreement effectively sets a ceiling interest rate of 7.6 percent on $40 million of the Company's variable-rate borrowings commencing December 1995 for a period of three years. The fair value of this agreement at the end of 1994 was estimated based on dealer quotes and was a net asset of approximately $1.2 million, while the carrying value was approximately $1 million.

   The counterparties to forward exchange contracts and interest rate agreements consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate losses.

   At the end of 1994, the Company had letters of credit outstanding totaling $22 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximates fair value.

   As of year end 1994, approximately 20 percent of trade accounts receivables were from six domestic customers. While the Company does not require its customers to provide collateral, the financial position and operations of these customers are monitored on an ongoing basis. Although the Company may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

   During 1989, the Company entered into an agreement with a bank whereby it has the right to sell certain accounts receivable, up to a maximum of $100 million, subject to limited recourse provisions. The Company has retained the servicing responsibility for these receivables. At the end of 1994 and 1993, $30 million of trade receivables had been sold and not yet collected under the agreement.

NOTE 4.  LEASE COMMITMENTS

Minimum annual rentals on operating leases for the years 1995 to 1999 are $31.8 million, $25.5 million, $18.3 million, $14 million and $11.4 million, respectively.

   Rent expense for 1994, 1993 and 1992 was $39.7 million, $41.6 million and $42.2 million, respectively. Rent expense for 1994 by category of property consisted of buildings (primarily office and warehouse facilities), $19.9 million; transportation equipment, $8.3 million; EDP and office equipment, $9.7 million; and other property, $1.8 million.


NOTE 5.  TAXES BASED ON INCOME

Taxes based on income were as follows:

       (In millions)    1994     1993      1992
       -------------    ----     ----      ----

Current:
 U.S. Federal tax      $34.9    $ 36.2    $40.6
 State taxes             6.8       6.2      6.4
 Non-U.S. taxes         28.0      18.9      6.6
                       -----    ------    -----
                        69.7      61.3     53.6
                       -----    ------    -----
Deferred:
 U.S. taxes             (2.1)     (7.1)    (3.1)
 Non-U.S. taxes         (4.1)     (5.3)     (.4)
                       -----    ------    -----
                        (6.2)    (12.4)    (3.5)
                       -----    ------    -----
                       $63.5    $ 48.9    $50.1
                       =====    ======    =====

   The deferred tax expense in 1992 resulted primarily from pension and restructuring costs, net of depreciation.
   The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

           (In millions)              1994     1993    1992
           -------------              ----     ----    ----

Computed tax at 35% for 1994 and
 1993 and 34% for 1992 of
 income before taxes                  $60.5    $46.3    $44.3
Increase (decrease) in taxes
 resulting from:
 State taxes, net of federal
   tax benefits                         4.4      4.0      4.2
 Other items, net                      (1.4)    (1.4)     1.6
                                      -----    -----    -----
                                      $63.5    $48.9    $50.1
                                      =====    =====    =====

   Consolidated income before taxes for U.S. and non-U.S. operations was as follows:

   (In millions)    1994     1993     1992
   -------------    ----     ----     ----

U.S.               $ 97.6   $ 88.0   $ 90.5
Non-U.S.             75.3     44.2     39.7
                   ------   ------   ------
                   $172.9   $132.2   $130.2
                   ======   ======   ======

   U.S. income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries ($331.1 million at year end 1994) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends received would not be significant, as they would be substantially offset by foreign tax credits.

   Operating loss carryforwards for non-U.S. subsidiaries aggregating $64.4 million are available to reduce income taxes payable for tax purposes, of which $34.5 million will expire over the period from 1995 through 2001, while $29.9 million can be carried forward indefinitely.

   Statement of Financial Accounting Standards ("SFAS") No. 109 was adopted as of the beginning of 1993 and superseded the Company's previous practice of accounting for income taxes under APB 11. In accordance with SFAS No. 109, deferred income taxes for 1994 and 1993 reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. SFAS No. 109 requires the use of the statutory tax rates in effect for the year in which the differences are expected to reverse and allows the establishment of certain deferred tax assets not previously recognized. The one-time cumulative effect of adopting SFAS No. 109 was to increase net income in 1993 by $16.3 million.

   The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities, at year end 1994 and 1993 were as follows:

              (In millions)                       1994      1993
              -------------                      ------    ------

Accrued expenses not currently deductible        $ 43.0    $ 37.6
Net operating loss                                 21.2      21.4
Postretirement and postemployment benefits          9.9       9.1
Pension costs                                       4.9       4.7
Valuation allowance                               (15.0)    (14.9)
                                                 ------    ------
Deferred tax assets                                64.0      57.9

Depreciation                                      (60.1)    (60.4)
Other items, net                                     .5       (.1)
                                                 ------    ------
Deferred tax liabilities                          (59.6)    (60.5)
Total net deferred tax assets (liabilities)      $  4.4    $ (2.6)
                                                 ======    ======

NOTE 6.  SHAREHOLDERS' EQUITY

The Company's Certificate of Incorporation authorizes five million shares of $1 par value preferred stock, with respect to which the Board of Directors may fix the series and terms of issuance, and 200 million shares of $1 par value voting common stock.

   The Board of Directors has authorized the repurchase of an aggregate 15.2 million shares of the Company's outstanding common stock. The acquired shares will be held as treasury stock and may be reissued under the Company's stock option and incentive plans. At year end 1994, approximately 9.9 million shares had been repurchased pursuant to this authorization.

   The Company maintains various stock option and incentive plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100% of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to executives may be issued at prices no less than par value. Options that are not exercised expire ten years from the date of grant. Shares available for grant at the end of 1994 were 1.6 million. The following table sets forth stock option information relative to all plans:

 (In thousands, except
    per share amounts)                   1994                1993                1992
-----------------------                 ------              ------              ------
Options outstanding, beginning
 of fiscal year                         4,398.3             4,189.2            3,975.3
Options granted                         1,391.5               614.9              727.9
Options exercised                        (782.5)             (307.8)            (508.8)
Options cancelled/expired                (182.2)              (98.0)              (5.2)
                                        -------             -------            -------
Options outstanding, end
 of fiscal year                         4,825.1             4,398.3            4,189.2
                                        =======             =======            =======
Options exercisable, end
 of fiscal year                         2,482.3             2,750.4            2,490.2
                                        =======             =======            =======
                                         1994                1993               1992
                                        ------              ------             ------
Option prices per share:
Exercised                     $12.22 to $28.00      9.52 to $28.00     5.80 to $24.78
Outstanding                   $16.63 to $32.50     12.22 to $28.00     9.52 to $28.00
Exercisable                   $16.63 to $28.00     12.22 to $28.00     9.52 to $28.00
                              ================     ===============     ==============

   During 1988, the Company issued preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $95.00 per one one-hundredth of a share until July 1998. The rights will become exercisable if a person acquires 20 percent or more of the Company's common stock or makes an offer, the consummation of which will result in the person's owning 20 percent or more of the Company's common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. If a person or group acquires 20 percent or more of the Company's common stock, each right entitles the holder to purchase the Company common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of one cent per right at any time prior to a person's or group's acquiring 20 percent of the Company's common stock. The 20 percent threshold may be reduced by the Company to as low as 10 percent at any time prior to a person's acquiring a percent of Company stock equal to the lowered threshold.

NOTE 7.  CONTINGENCIES

The Company has been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a potentially responsible party ("PRP") at 16 waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. Litigation has been initiated by a governmental authority with respect to three of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

   The Company has accrued liabilities for all sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the minimum cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites, and sites which could be identified in the future for cleanup, could be higher than the liability currently accrued.

   The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of their business. In the opinion of management, the resolution of these other matters will not materially affect the financial position, results of operations or liquidity of the Company.

NOTE 8.  EMPLOYEE RETIREMENT PLANS

DEFINED BENEFIT PLANS

The Company sponsors a number of defined benefit plans covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets are invested in a diversified portfolio that consists primarily of equity securities. Benefits payable to employees are based primarily on years of service and employees' pay during their employment with the Company. Certain benefits provided by Avery Dennison's U.S. defined benefit plan are paid in part from an employee stock ownership plan. The net pension cost and the funded status of the defined benefit plans for 1994, 1993 and 1992 are summarized as follows:


NET PENSION COST
(In millions)                                                                         1994       1993       1992
------------                                                                         ------     ------     ------
Service cost                                                                        $  9.5     $ 10.2     $  9.3
Interest cost                                                                         24.5       23.7       22.4
Return on plan assets                                                                (14.0)     (45.6)     (30.4)
Net amortization and deferral                                                        (20.1)      14.0        (.3)
                                                                                    ------     ------     ------
Net pension (income) cost                                                           $  (.1)    $  2.3     $  1.0
                                                                                    ------     ------     ------
Assumptions used:
 Weighted average discount rate                                                        8.0%       7.3%       8.2%
 Weighted average rate of increase in future compensation levels                       5.4        5.3        5.4
 Weighted average expected long-term rate of return on assets                          9.7       10.0       10.0
                                                                                    ======     ======     ======

FUNDED STATUS OF PENSION PLANS                                          Fully Funded Plans     Underfunded Plans
(In millions)                                                              1994       1993       1994       1993
------------                                                              -----      -----      -----      -----
Actuarial present value of:
 Vested benefits                                                         $175.7     $172.2     $113.5     $121.0
 Non-vested benefits                                                         .9         .9         .9         .9
                                                                         ------     ------     ------     ------
Accumulated benefit obligation                                            176.6      173.1      114.4      121.9
 Effect of projected future salary increases                               29.8       24.3       13.4        9.4
                                                                         ------     ------     ------     ------
Projected benefit obligation                                              206.4      197.4      127.8      131.3
Plan assets at fair value                                                 276.6      253.5       85.2       95.1
                                                                         ------     ------     ------     ------
Plan assets in excess of (less than) projected benefit obligation          70.2       56.1      (42.6)     (36.2)
Unrecognized net (gain) loss                                               (1.1)        .8       19.7       19.9
Unrecognized prior service cost                                           (15.5)     (16.8)       9.4       10.8
Unrecognized net asset at year end                                        (28.4)     (26.4)      (1.9)      (2.5)
Adjustment to recognize minimum liability                                     -          -      (13.8)     (18.2)
                                                                         ------     ------     ------     ------
Prepaid (accrued) pension cost                                           $ 25.2     $ 13.7     $(29.2)    $(26.2)
                                                                         ======     ======     ======     ======

   As a result of changes in assumptions used during 1994 and 1993, the Company had recorded an additional liability of $13.8 million and $18.2 million, respectively. These amounts are offset in 1994 and 1993 by a charge to equity of $5 million and $8.9 million, respectively, and the recording of an intangible pension asset of $8.8 million and $9.3 million, respectively. Consolidated pension expense for 1994, 1993 and 1992 was $2.4 million, $4.8 million and $4.6 million, respectively.

DEFINED CONTRIBUTION PLANS

The Company sponsors various defined contribution plans covering its U.S. employees, including two 401(k) savings plans. The Company matches participant contributions to the 401(k) savings plans, based on formulas within the individual plans. The Avery Dennison Corporation Employee Savings Plan ("Savings Plan") has a leveraged employee stock ownership plan feature ("ESOP II") which allows the plan to borrow funds to purchase shares of the Company's common stock at market prices. Savings Plan expense consists primarily of stock contributions from ESOP II to participant accounts.

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

 (In millions)                         1994    1993    1992
--------------                         ----    ----    ----
Interest expense                       $ 2.3   $ 3.1   $ 3.8
Dividends on unallocated ESOP
 shares used for debt service            2.3     2.6     3.0
Total ESOP expense                      10.5     5.8     5.9
Contributions to pay interest and
 principal on ESOP borrowings           10.1     5.1     3.6
                                       =====   =====   =====

   Consolidated expense for all defined contribution plans, including total ESOP expense, for 1994, 1993 and 1992 was $11.2 million, $10.4 million and $11.6 million, respectively.

OTHER POSTRETIREMENT BENEFITS

The Company provides postretirement health benefits to its retired employees up to the age of 65 under a cost-sharing arrangement, and supplemental Medicare benefits to certain U.S. retirees over the age of 65. The Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" as of the beginning of fiscal 1993. The accounting standard requires the accrual of the cost of providing certain postretirement benefits over the employees' years of service, rather than accounting for such costs on a pay-as-you-go (cash) basis. The Company elected to immediately recognize the accumulated postretirement benefit obligation and recorded a one-time cumulative charge of $23 million ($14.2 million, net of tax) upon implementation of the accounting standard in 1993. The cumulative charge represents the benefits earned by active and retired employees prior to 1993.

   The following table sets forth the Company's unfunded obligation and amount recognized in the consolidated balance sheet as of year end 1994 and 1993:

(In millions)                                             1994      1993
-------------                                             ----      ----

Actuarial present value of benefit obligation:
 Retirees                                               $ (6.2)   $ (7.7)
 Fully eligible participants                              (6.5)     (6.8)
 Other active participants                               (15.6)    (15.3)
                                                        ------    ------
Accumulated postretirement benefit obligation            (28.3)    (29.8)
Plan assets                                                  -         -
                                                        ------    ------
Accumulated postretirement benefit
 obligation in excess of plan assets                     (28.3)    (29.8)
Unrecognized net loss                                       .1       3.7
Unrecognized prior service cost                            1.4       1.5
                                                        ------    ------
Accrued postretirement benefit obligation               $(26.8)   $(24.6)
                                                        ======    ======
Net periodic postretirement benefit costs include:
 Service cost                                           $  1.2    $   .9
 Interest cost                                             2.1       1.8
 Net amortization and deferral                              .1         -
                                                        ------    ------
Net periodic postretirement expense                     $  3.4    $  2.7
                                                        ======    ======

   The Company's policy is to fund the cost of the postretirement benefits on a cash basis.

   A health care cost trend rate of 13 percent was assumed for 1994 and will decline 1 percent annually to 6 percent by 2001 and remain at that level. The discount rates assumed were 8 percent for 1994 and 7.25 percent for 1993. A 1 percent increase in the health care cost trend rate would cause the accumulated postretirement benefit obligation to increase by $3.7 million and service and interest cost to increase by $.5 million for 1994.

OTHER RETIREMENT PLANS

The Company has deferred compensation plans which permit eligible employees and directors to defer a specified portion of their compensation. The deferred compensation, together with certain Company contributions, earn a specified rate of return. As of year end 1994 and 1993, the Company had accrued $40.8 million and $36.4 million, respectively, for its obligations under these plans. The Company's expense, which includes Company contributions and interest expense, was $4 million, $3.8 million and $3.4 million for 1994, 1993 and 1992, respectively. However, a portion of the interest may be forfeited by participants in the event employment is terminated before age 55 other than by reason of death, disability or retirement.

   To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $13.7 million and $11.5 million as of year end 1994 and 1993, respectively.


NOTE 9.  SECTORS OF BUSINESS OPERATIONS

The Company operates in three principal industry sectors: the production of pressure-sensitive adhesives and materials; the production of office products; and the production of converted products (formerly product identification and control systems).

   Intersector sales are recorded at or near market prices and are eliminated in determining consolidated sales. Income from operations represents total revenue less operating expenses. General corporate expenses, interest expense and taxes on income are excluded from the computation of income from operations. During 1994, the Company divested certain business units; the impact is shown as "Divested operations" in the following tables. As a result, certain prior year amounts have been reclassified to conform with current year presentation.

   Financial information by industry and geographic sector is set forth below:

(In millions)                                           1994        1993        1992
------------                                            ----        ----        ----

Sales by industry sector:
 Pressure-sensitive adhesives
   and materials                                       $1,526.9    $1,336.9    $1,324.4
 Office products                                          805.8       765.4       758.0
 Converted products                                       614.7       575.8       607.0
 Intersector                                             (103.6)      (91.1)      (95.5)
 Divested operations                                       12.9        21.7        29.0
                                                       --------    --------    --------
 Net sales                                             $2,856.7    $2,608.7    $2,622.9
                                                       ========    ========    ========
Income from operations before interest and taxes:
 Pressure-sensitive adhesives
   and materials                                       $  150.7    $  126.4    $  113.0
 Office products                                           63.8        55.2        79.8
 Converted products                                        34.1        25.4        13.3
 Divested operations                                       (4.1)       (1.4)       (1.3)
                                                       --------    --------    --------
                                                          244.5       205.6       204.8
Corporate administrative and
 research and development
 expenses                                                 (28.6)      (30.2)      (32.3)
Interest                                                  (43.0)      (43.2)      (42.3)
                                                       --------    --------    --------
 Income before taxes                                   $  172.9    $  132.2    $  130.2
                                                       ========    ========    ========
Identifiable assets by industry sector:
 Pressure-sensitive adhesives
   and materials                                       $  853.2    $  753.5    $  745.5
 Office products                                          443.3       439.7       460.8
 Converted products                                       321.6       316.3       372.0
 Intersector                                              (25.9)      (37.2)      (32.9)
 Divested operations                                        6.9        15.1        17.1
 Corporate                                                164.0       151.6       121.5
                                                       --------    --------    --------
 Total assets                                          $1,763.1    $1,639.0    $1,684.0
                                                       ========    ========    ========


(In millions)                                            1994        1993        1992
------------                                             ----        ----        ----
Sales by geographic sector:
 U.S.                                                  $1,870.8    $1,693.6    $1,579.3
 Non-U.S.                                               1,000.1       930.5     1,047.4
 Intersector                                              (27.1)      (37.1)      (32.8)
 Divested operations                                       12.9        21.7        29.0
                                                       --------    --------    --------
 Net sales                                             $2,856.7    $2,608.7    $2,622.9
                                                       ========    ========    ========
Income from operations before interest and taxes:
 U.S.                                                  $  189.8    $  163.8    $  155.5
 Non-U.S.                                                  58.8        43.2        50.6
 Divested operations                                       (4.1)       (1.4)       (1.3)
                                                       --------    --------    --------
                                                          244.5       205.6       204.8
Corporate administrative and
 research and development
 expenses                                                 (28.6)      (30.2)      (32.3)
Interest                                                  (43.0)      (43.2)      (42.3)
                                                       --------    --------    --------
 Income before taxes                                   $  172.9    $  132.2    $  130.2
                                                       ========    ========    ========
Identifiable assets by geographic sector:
 U.S.                                                  $  934.9    $  823.5    $  825.5
 Non-U.S.                                                 667.2       667.6       730.2
 Intersector                                               (9.9)      (18.8)      (10.3)
 Divested operations                                        6.9        15.1        17.1
 Corporate                                                164.0       151.6       121.5
                                                       --------    --------    --------
Total assets                                           $1,763.1    $1,639.0    $1,684.0
                                                       ========    ========    ========

   The Company's non-U.S. operations, conducted primarily in continental Europe and the United Kingdom, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company's business.

   Identifiable assets are those assets of the Company which are identifiable with the operations in each industry or geographic sector. Corporate assets consist principally of Corporate property, plant and equipment, tax- related asset accounts and other non-operating assets. Intersector receivables are eliminated in determining consolidated identifiable assets.

   Capital expenditures and depreciation expense by industry sector are set forth below:


(In millions)                       1994    1993    1992
------------                        ----    ----    ----
Capital expenditures:
 Pressure-sensitive adhesives
   and materials                   $107.1   $57.1   $41.5
 Office products                     21.0    21.4    19.5
 Converted products                  25.6    16.4    21.7
                                   ------   -----   -----
                                   $153.7   $94.9   $82.7
                                   ======   =====   =====
Depreciation expense:
 Pressure-sensitive adhesives
   and materials                   $ 40.5   $37.1   $37.7
 Office products                     18.3    18.6    16.6
 Converted products                  19.7    19.3    20.6
                                   ------   -----   -----
                                   $ 78.5   $75.0   $74.9
                                   ======   =====   =====


NOTE 10.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In millions,                   First    Second     Third       Fourth
except per share data)         Quarter   Quarter   Quarter   Quarter/(1)/
---------------------         --------  --------  --------  -------------

1994
Net sales                      $667.7    $718.6    $733.7         $736.7
Gross profit                    212.5     227.7     232.6          235.0
Net income                       25.2      27.9      27.8           28.5
Net income per share              .45       .50       .50            .52

1993/(1)/
Net sales                      $666.5    $662.2    $638.1         $641.9
Gross profit                    210.0     207.2     198.9          202.0
Income before cumulative
 effect of changes in
 accounting principles           22.2      22.8      19.0           19.3
Net income                       23.3      22.8      19.0           19.3
Income per share before
 cumulative effect of
 changes in accounting
 principles                       .38       .39       .33            .34
Net income per share              .40       .39       .33            .34

1992/(1)/
Net sales                      $669.8    $667.5    $655.9         $629.7
Gross profit                    210.2     219.1     207.7          201.2
Net income                       20.3      22.3      18.6           18.9
Net income per share              .33       .37       .31            .32

/(1)/ During the fourth quarters of 1993 and 1992, certain inventories were reduced, resulting in the liquidation of LIFO inventory. The effect was to reduce cost of products sold by $4.4 million and $12.8 million during 1993 and 1992, respectively. The liquidation of LIFO inventory was not significant during the fourth quarter of 1994.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                                      Avery Dennison Corporation

To the Board of Directors and Shareholders of Avery Dennison:

We have audited the accompanying consolidated balance sheet of Avery Dennison Corporation and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion the financial statements referred to above, which appear on pages 36 through 47 of this Annual Report, present fairly, in all material respects, the consolidated financial position of Avery Dennison Corporation and subsidiaries as of December 31, 1994 and January 1, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 109, "Accounting for Income Taxes" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits" during 1993.


/s/ COOPERS & LYBRAND L.L.P.

Coopers & Lybrand L.L.P.
Los Angeles, California
January 31, 1995

CORPORATE INFORMATION
                                                      Avery Dennison Corporation

COUNSEL
Latham & Watkins
Los Angeles

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Los Angeles

TRANSFER AGENT--REGISTRAR
First Interstate Bank
Corporate Trust Department
P.O. Box 54163
Terminal Annex
Los Angeles, CA 90054
(800) 522-6645

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 1:30 p.m., April 27, 1995, in the Conference Center of the Avery Dennison Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

DIVIDEND REINVESTMENT PLAN

Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price without the payment of any brokerage commissions, service charges, or other expenses.

      Shareholders may also invest optional cash payments of up to $3,000 per month in Avery Dennison common stock at market price.

      Avery Dennison investors not yet participating in the plan, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the plan by writing to First Interstate Bank, Attn. Dividend Reinvestment Services, P.O. Box 60975, Los Angeles, CA 90060, (800) 522-6645. Avery Dennison absorbs all costs of operating the plan.

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

CORPORATE HEADQUARTERS

150 North Orange Grove Boulevard
Pasadena, California 91103
(818) 304-2000

Mailing Address:
P.O. Box 7090
Pasadena, California 91109-7090
Fax: (818) 792-7312

Investor Relations Contact
Wayne H. Smith
(818) 304-2000

STOCK AND DIVIDEND DATA

Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges. Ticker Symbol: AVY.

                          1994                    1993
                       -------------         --------------
                    High        Low          High        Low
                   ------      ------        ------     ------
MARKET PRICE
First Quarter      31 1/4      27 1/4        29         25 1/2
Second Quarter     31 1/8      26 5/8        31 1/8     28 1/2
Third Quarter      35 3/8      28 7/8        29 3/4     25 3/4
Fourth Quarter     35 3/4      31 1/4        29 7/8     25 3/4

Prices shown represent closing prices on the NYSE.

                                        1994           1993
                                        ----           ----
DIVIDENDS PER SHARE
First Quarter                           .24             .22
Second Quarter                          .24             .22
Third Quarter                           .24             .22
Fourth Quarter                          .27             .24

Number of shareholders of record at year end 1994: 9,594

                                      52