Form 10-K, Exhibit 13
period 1995-12-30
AVERY DENNISON CORPORATION
filed 1996-03-29
CIK 8818


                                                                                                                          EXHIBIT 13

ELEVEN-YEAR SUMMARY                                                                               AVERY DENNISON CORPORATION
- ----------------------------------------------------------------------------------------------------------------------------
                                        Compound
                                       Growth Rate
                                     ----------------
(Dollars and shares in millions)     5 Year   10 Year   1995/(1)/     1994     1993/(2)/       1992       1991     1990/(3)/
- ----------------------------------------------------------------------------------------------------------------------------

FOR THE YEAR
Net sales                              3.8     6.9    $  3,113.9   $2,856.7   $  2,608.7   $2,622.9   $2,545.1     $2,590.2
Gross profit                           3.4     6.0         957.3      907.8        818.1      838.2      796.2        808.3
Marketing, general and
 administrative expense
 /(3), (5), (6)/                      (1.7)    4.9         689.8      691.9        642.7      665.7      653.9        752.7
Interest expense                       2.1     7.4          44.3       43.0         43.2       42.3       37.5         40.0
Income before taxes /(1)/             70.5    10.4         224.7      172.9        132.2      130.2      104.8         15.6
Taxes on income                       52.9     8.7          81.0       63.5         48.9       50.1       41.8          9.7
Net income/(2)/                       89.4    11.5         143.7      109.4         84.4       80.1       63.0          5.9
Research and development
 expense                               (.4)    3.6          52.7       49.1         45.5       46.7       48.7         53.7
Depreciation                           3.4     8.2          95.3       87.9         84.1       83.8       83.1         80.8
Average shares outstanding            (3.0)    (.7)         53.3       55.6         58.0       60.4       61.9         62.0
- ----------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income/(2)/                       93.3    12.3          2.70       1.97         1.46       1.33       1.02          .10
Dividends/(4)/                        11.6    13.6          1.11        .99          .90        .82        .76          .64
Book value at year end                 2.4     5.0         15.38      13.61        12.80      13.63      13.47        13.65
Market price at year end              18.4    10.8         50.13      35.50        29.38      28.75      25.38        21.50
Market price range                                      33.25 to   26.63 to     25.50 to   23.25 to   19.38 to     15.63 to
                                                           50.13      35.75        31.13      28.88      25.50        33.00
- ----------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Working capital                                            127.6      122.8        141.6      222.6      226.0        298.8
Property, plant and
 equipment, net                                            907.4      831.6        758.5      779.9      814.2        821.7
Total assets                                             1,963.6    1,763.1      1,639.0    1,684.0    1,740.4      1,890.3
Long-term debt                                             334.0      347.3        311.0      334.8      329.5        376.0
Total debt                                                 449.4      420.7        397.5      427.5      424.0        510.4
Shareholders' equity                                       815.8      729.0        719.1      802.6      825.0        846.3
Number of employees                                       15,500     15,400       15,750     16,550     17,095       18,816
- ----------------------------------------------------------------------------------------------------------------------------
STATISTICS
Gross profit margin (percent)                               30.7       31.8         31.4       32.0       31.3         31.2
Marketing, general and
 administrative expense as a
 percent of sales                                           22.2       24.2         24.6       25.4       25.7         25.2
Pretax profit margin (percent)                               7.2        6.1          5.1        5.0        4.1           .6
Net profit margin (percent)                                  4.6        3.8          3.2        3.1        2.5           .2
Effective tax rate (percent)                                36.0       36.7         37.0       38.5       39.9         62.2
Research and development
 expense as a percent of
 sales                                                       1.7        1.7          1.7        1.8        1.9          2.1
Long-term debt as a percent
 of total long-term capital                                 29.0       32.3         30.2       29.4       28.5         30.8
Total debt as a percent of
 total capital                                              35.5       36.6         35.6       34.8       33.9         37.6
Return on average
 shareholders' equity
 (percent)                                                  18.6       14.8         11.0        9.7        7.7           .7
Return on average total
 capital (percent)                                          14.4       12.1          9.3        8.3        6.7          1.5
- ----------------------------------------------------------------------------------------------------------------------------

/(1)/ Includes pretax income of $1.5 million related to the net gain on divestitures and restructuring charges recorded during the fourth quarter of 1995, which increased net income by $1 million, or $.02 per share.
/(2)/ Includes income of $1.1 million or $.02 per share related to the cumulative effect of accounting changes recorded during the first quarter of 1993.
/(3)/ Includes pretax charges of $85.2 million in connection with a 1990 restructuring related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $1.16 per share.
/(4)/ Dividends per share in 1988 exclude a $.05 per share payment for redemption of share purchase rights.
/(5)/ Includes pretax charges of $25.2 million in connection with a 1987 restructuring, which reduced net income by $25 million, or $.41 per share. /(6)/ Includes pretax charges of $23.5 million in connection with a 1985 restructuring and a provision for a legal action filed against the Company, which reduced net income by $13.9 million, or $.24 per share.

Eleven - Year Summary

                                 1989      1988/(4)/   1987/(5)/    1986     1985/(6)/
(Dollars and shares in millions)
- -------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                     $2,490.9   $  2,291.4    $2,165.1  $1,828.4    $1,590.5
Gross profit                     806.7        780.2       734.6     620.1       533.9
Marketing, general and
 administrative expense
 /(3), (5), (6)/                 591.0        554.7       571.2     460.6       428.9
Interest expense                  35.1         35.5        32.4      26.6        21.6
Income before taxes /(1)/        180.6        190.0       131.0     132.9        83.4
Taxes on income                   66.4         73.0        60.8      61.0        35.1
Net income/(2)/                  114.2        117.0        70.2      71.9        48.3
Research and development
 expense                          51.0         47.4        41.5      37.3        37.1
Depreciation                      71.5         63.8        58.8      49.9        43.3
Average shares outstanding        62.1         61.7        60.3      57.3        57.0
- -------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income/(2)/                   1.84         1.90        1.16      1.25         .85
Dividends/(4)/                     .54         .465         .41       .35         .31
Book value at year end           13.06        12.48       11.48     10.25        9.43
Market price at year end         31.88        22.00       18.63     18.69       18.00
Market price range            21.00 to     17.13 to    16.00 to  17.25 to    14.13 to
                                 31.88        26.00       29.13     23.75       19.69
- -------------------------------------------------------------------------------------
AS OF YEAR END
Working capital                  323.9        314.3       325.8     319.8       299.3
Property, plant and
 equipment, net                  714.1        667.3       574.2     512.8       433.6
Total assets                   1,715.9      1,652.2     1,558.5   1,352.4     1,089.8
Long-term debt                   317.8        298.8       301.0     320.3       195.0
Total debt                       418.9        411.3       393.2     384.3       255.5
Shareholders' equity             811.3        769.6       705.9     585.8       534.2
Number of employees             19,215       19,114      19,360    19,156      17,650
- -------------------------------------------------------------------------------------
STATISTICS
Gross profit margin (percent)     32.4         34.0        33.9      33.9        33.6
Marketing, general and
 administrative expense as a
  percent of sales                23.7         24.2        26.4      25.2        27.0
Pretax profit margin
 (percent)                         7.3          8.3         6.1       7.3         5.2
Net profit margin (percent)        4.6          5.1         3.2       3.9         3.0
Effective tax rate (percent)      36.8         38.4        46.4      45.9        42.1
Research and development
 expense as a percent of
 sales                             2.0          2.1         1.9       2.0         2.3
Long-term debt as a percent
 of total long-term capital       28.1         28.0        29.9      35.3        26.7
Total debt as a percent of
 total capital                    34.1         34.8        35.8      39.6        32.4
Return on average
 shareholders' equity
 (percent)                        14.7         16.0        10.5      12.8         9.4
Return on average total
 capital (percent)                12.0         12.7         8.3      10.6         8.5
- -------------------------------------------------------------------------------------


Consolidated Balance Sheet

(Dollars in millions)                                                   1995           1994
Assets
Current assets:
   Cash and cash equivalents                                         $    27.0         $   3.1
   Trade accounts receivable, less allowance for doubtful
    accounts of $17.6 and $18.5 for 1995 and 1994, respectively          444.1           391.8
   Inventories, net                                                      223.2           206.4
   Other receivables                                                      24.8            26.7
   Prepaid expenses                                                       21.9            16.5
   Deferred taxes                                                         59.1            32.4

       Total current assets                                              800.1           676.9
Property, plant and equipment, at cost:
   Land                                                                   37.8            32.4
   Buildings                                                             388.9           375.1
   Machinery and equipment                                             1,089.1         1,021.6
   Construction-in-progress                                              136.3           103.2

                                                                       1,652.1         1,532.3
   Accumulated depreciation                                              744.7           700.7

                                                                         907.4           831.6
Intangibles resulting from business acquisitions, net                    124.3           127.6
Non-current deferred taxes                                                 5.8            13.7
Other assets                                                             126.0           113.3

                                                                      $1,963.6        $1,763.1

Liabilities and Shareholders' Equity
Current liabilities:
   Short-term and current portion of long-term debt                   $  115.4        $   73.4
   Accounts payable                                                      169.9           181.5
   Accrued payroll and employee benefits                                 132.2           106.2
   Other accrued liabilities                                             215.1           164.4
   Income taxes payable                                                   39.0            26.9
   Deferred taxes                                                           .9             1.7

       Total current liabilities                                         672.5           554.1
Long-term debt                                                           334.0           347.3
Long-term retirement benefits and other accrued liabilities               99.8            92.7
Non-current deferred taxes                                                41.5            40.0
Shareholders' equity
   Common stock, $1 par value, authorized - 200,000,000 shares;
    issued - 62,063,312 shares at year end 1995 and 1994                  62.1            62.1
   Capital in excess of par value                                        191.6           193.0
   Retained earnings                                                     837.8           753.2
   Cumulative foreign currency translation adjustment                     33.8            16.7
   Cost of unallocated ESOP shares                                       (27.0)          (37.6)
Minimum pension liability                                                 (2.6)           (5.0)
Treasury stock at cost, 9,003,763 shares and 8,513,642
   shares at year end 1995 and 1994, respectively                       (279.9)         (253.4)
       Total shareholders' equity                                        815.8           729.0
                                                                      $1,963.6        $1,763.1

See Notes to Consolidated Financial Statements.

Consolidated Statement of Income

(In millions, except per share amounts)               1995       1994       1993
Net sales                                         $3,113.9   $2,856.7   $2,608.7
Cost of products sold                              2,156.6    1,948.9    1,790.6

  Gross profit                                         957.3      907.8      818.1
Marketing, general and administrative expense        689.8      691.9      642.7
Net gain on divestitures and restructuring
  charges                                              1.5         --         --
Interest expense                                      44.3       43.0       43.2

  Income before taxes on income and cumulative
   effect of changes in accounting principles        224.7      172.9      132.2
Taxes on income                                       81.0       63.5       48.9

Income before cumulative effect of changes in
  accounting principles                              143.7      109.4       83.3
Cumulative effect of changes in accounting
  principles                                            --         --        1.1

  Net income                                      $  143.7   $  109.4   $   84.4

Per common share amounts
Income before cumulative effect of changes in
  accounting principles                           $   2.70   $   1.97   $   1.44
Cumulative effect of changes in accounting
  principles                                            --         --        .02

Net income                                        $   2.70   $   1.97   $   1.46

Average shares outstanding                            53.3       55.6       58.0

Shares outstanding at year end                        53.1       53.5       56.2

See Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity

                                                                              Cumulative
                                                                                foreign
                                                    Capital in                  currency      Cost of        Minimum
                                  Common stock, $1  excess of      Retained    translation    unallocated    pension     Treasury
(Dollars in millions)                par value      par value      earnings    adjustment     ESOP shares   liability     stock
- ------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1992                  $62.1        $196.8          $666.6         $ 29.6        $(64.9)        --      $ (87.6)

Repurchase of 2,902,695
 shares for treasury                                                                                                       (82.9)

Stock issued under option
 plans, net of tax, and
 dividends paid on
 stock held
 by leveraged ESOPs                                    (2.4)                                                                  6.4

Net income                                                             84.4

Dividends:  $.90 per share                                            (52.1)

Translation adjustments, net
 of tax                                                                              (39.7)

ESOP transactions, net                                                                               11.7

Minimum pension liability                                                                                        $(8.9)
- ------------------------------------------------------------------------------------------------------------------------------------

Fiscal year ended 1993                    62.1         194.4          698.9          (10.1)         (53.2)        (8.9)    (164.1)

Repurchase of 3,223,966
 shares for treasury                                                                                                       (105.7)

Stock issued under option
 plans, net of
 tax, and dividends paid on
 stock held by
 leverages ESOPs                                        (1.4)                                                                16.4

Net income                                                            109.4

Dividends:  $.99 per share                                            (55.1)

Translation adjustments, net
 of tax                                                                               26.8

ESOP transactions, net                                                                               15.6

Minimum pension liability                                                                                          3.9
- ------------------------------------------------------------------------------------------------------------------------------------

Fiscal year ended 1994                    62.1          193.0         753.2           16.7          (37.6)        (5.0)   (253.4)

Repurchase of 851,824 shares
 for treasury                                                                                                              (35.1)

Stock issued under option
 plans, net of
 tax, and dividends paid on
 stock held by
 leveraged ESOPs                                         (1.4)                                                                8.6

Net income                                                            143.7

Dividends:  $1.11 per share                                           (59.1)

Translation adjustments, net
 of tax                                                                               17.1

ESOP transactions, net                                                                               10.6

Minimum pension liability                                                                                          2.4
- ------------------------------------------------------------------------------------------------------------------------------------

Fiscal year ended 1995                   $62.1         $191.6        $837.8         $ 33.8         $(27.0)       $(2.6)    $(279.9)
====================================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(In millions)                                         1995       1994       1993

Operating Activities
Net income                                         $ 143.7    $ 109.4    $  84.4
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                      95.3       87.9       84.1
    Amortization                                      12.6       14.6       11.3
    Net gain on divestitures and restructuring
      charges                                        (1.5)        --         --
    Deferred taxes                                  (17.6)      (6.7)     (14.4)
Cumulative effect of changes in accounting
  principles                                           --         --       (1.1)
Changes in assets and liabilities, net of the
  effect of foreign currency translation,
  business divestitures and restructuring
  charges:
    Trade accounts receivable, net                  (52.5)     (24.6)      (8.6)
    Inventories, net                                (18.5)     (19.2)      32.4
    Other receivables                                 1.8        2.8       (5.0)
    Prepaid expenses                                 (5.3)      (2.6)       2.8
    Accounts payable and accrued liabilities         18.6       96.4       32.0
    Taxes on income                                  11.4        (.8)      21.3
    Long-term retirement benefits and other
      accrued liabilities                             (.1)       7.8        7.8

Net cash provided by operating activities           187.9      265.0      247.0

Investing Activities
Purchase of property, plant and equipment          (190.3)    (163.3)    (100.6)
Proceeds from sale of assets and business
  divestitures                                       96.7       16.2        4.9
Other                                               (19.1)     (10.2)      (6.2)

Net cash used in investing activities              (112.7)    (157.3)    (101.9)

Financing Activities
Additions to long-term debt                         100.0      100.5      101.0
Reductions in long-term debt                       (107.9)     (49.3)    (111.9)
Net increase (decrease) in short-term debt           40.5      (16.0)      (1.0)
Dividends paid                                      (59.1)     (55.1)     (52.1)
Purchase of treasury stock                          (35.1)    (105.7)     (82.9)
Other                                                10.2       15.0        4.0
Net cash used in financing activities               (51.4)    (110.6)    (142.9)

Effect of foreign currency translation on
balances                                                .1         .2        (.3)

Increase (decrease) in cash and cash
  equivalents                                         23.9       (2.7)       1.9

Cash and cash equivalents, beginning of year           3.1        5.8        3.9

Cash and cash equivalents, end of year             $  27.0    $   3.1    $   5.8

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Nature of Operations

The Company is a worldwide manufacturer of pressure-sensitive adhesives and materials, office products and converted products. The Company's major markets are in office products, retail, industrial tapes, durable goods, apparel, food, transportation, health care and data processing. Pressure-Sensitive Adhesives and Materials is the largest sector, contributing approximately half of the Company's total sales with Office Products and Converted Products contributing approximately 30 percent and 20 percent of total sales, respectively. Sales are generated primarily in the United States, continental Europe and the United Kingdom.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Investments in certain affiliates (20 percent to 50 percent ownership) are accounted for by the equity method of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.

Fiscal Year

The Company's financial reporting calendar for fiscal years 1995, 1994 and 1993 reflected 52-week periods ending December 30, 1995, December 31, 1994, and January 1, 1994, respectively. Normally each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Changes in Accounting Principles

During 1993, the Company adopted three accounting standards issued by the Financial Accounting Standards Board. The adoption of the accounting standards had no effect on cash flow, but had a one-time cumulative effect on net income as follows:

                                               Income (expense)

(In millions, except per share amounts)      Total     Per share

Accounting for income taxes                  $ 16.3        $ .28
Accounting for postretirement benefits,
  net of tax                                  (14.2)        (.24)
Accounting for postemployment benefits,
  net of tax                                   (1.0)        (.02)

Increase in net income for 1993              $  1.1        $ .02


  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121 on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 121 requires the Company to review the carrying amounts of its long-lived assets and certain identifiable intangible assets for impairment. If it is determined the carrying amount of the asset is not recoverable, the Company is required to recognize an impairment loss. The accounting standard will be implemented during the first quarter of 1996; however, the loss, if any, has not yet been determined.

Revenue Recognition

Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time of shipment.

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased, as cash and cash equivalents. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. At the end of 1995, $23.6 million was held in short-term investments.

  During the fourth quarter of 1995 the Company sold its nonstrategic North American label converting operations for $95 million as part of a restructuring plan (see Note 2). Proceeds from the sale are being used to fund capital spending, to repay debt, fund share buyback and accelerate profit improvement programs. Cash paid for interest and taxes was as follows:

(In millions)                             1995    1994    1993
Interest, net of capitalized amounts      $46.7   $42.7   $39.8
Income taxes, net of refunds               87.2    70.6    42.0

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 40 percent, 41 percent and 38 percent of inventories before LIFO adjustment at year end 1995, 1994 and 1993, respectively.

  During 1993, certain inventories were reduced resulting in the liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with current costs. The effect was to reduce 1993 cost of products sold by $11.4 million and $.4 million in 1994, while $1.6 million of LIFO expense was recognized in 1995. Inventories at year end were as follows:

(In millions)         1995      1994      1993

Raw materials        $ 78.5    $ 81.6    $ 75.7
Work-in-process        72.4      55.9      43.2
Finished goods        109.6     105.2     101.9
LIFO adjustment       (37.3)    (36.3)    (36.7)

                     $223.2    $206.4    $184.1

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

Intangibles Resulting From
Business Acquisitions

Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net assets acquired and are amortized over a 25- to 40-year period using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 1995 and 1994 was $40.3 million and $35.3 million, respectively.

Environmental Expenditures

Environmental expenditures that do not contribute to current or future revenue generation are expensed. Expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life.
The Company reviews, on a quarterly basis, its estimates of costs of compliance with environmental laws and the cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a minimum cost or a reasonable estimate of the cost of compliance or remediation can be determined, the applicable amount is accrued. For other potential liabilities, the timing of accruals coincides with the related ongoing site assessments. Potential insurance reimbursements are not recorded or offset against the liabilities until received, and liabilities are not discounted.

Foreign Currency Translation

Financial statements of non-U.S. subsidiaries are translated into U.S. dollars at current rates, except for revenue, costs and expenses which are translated at average current rates during each reporting period. Gains and losses resulting from foreign currency transactions, other than those transactions described below, are included in income currently. Gains and losses resulting from hedging the value of investments in certain non-U.S. subsidiaries and from translation of financial statements are excluded from the statement of income and are recorded directly to a separate component of shareholders' equity.

  Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently.

  Transaction and translation losses decreased net income in 1995, 1994 and 1993, by $1.8 million, $1.5 million and $3.4 million, respectively.

Financial Instruments

The Company enters into forward exchange and interest rate contracts to manage exposure to fluctuations in foreign currency exchange and interest rates.

  Gains and losses on contracts that hedge specific foreign currency commitments are deferred and subsequently recognized in net income in the period in which the underlying transaction is consummated.

  The net amounts paid or received on interest rate agreements are recognized as adjustments to interest expense over the terms of the agreements. Contract premiums paid, if any, are amortized to interest expense over the terms of the underlying instruments.

Research and Development

Research and development costs are expensed as incurred. Research and development expense for 1995, 1994 and 1993 was $52.7 million, $49.1 million and $45.5 million, respectively.

Note 2. Restructuring

During 1995, the Company took specific actions to restructure certain businesses to improve future profitability. These actions, which included the sale of non-strategic businesses and restructuring programs, resulted in a net pretax gain of $1.5 million.

  The portion of the North American label converting operations which no longer met the Company's strategy for converting technology was sold during the fourth quarter for $95 million. These businesses accounted for approximately 2 percent of the Company's total sales. The cash proceeds are being used for general corporate purposes, including funding capital spending, profit improvement programs, debt repayment and share repurchase. The $40.7 million pretax gain on the sale of these businesses was offset by charges related to the Company's 1995 restructuring program.

  The Company's restructuring program resulted in a one-time pretax charge of $39.2 million and included the closure of four plants and the reorganization of certain manufacturing, distribution and administrative sites. The costs consisted primarily of employee severance and related costs ($16.2 million) for approximately 400 positions worldwide, discontinuance of product lines and related asset write-offs ($13.1 million) and plant closure and other costs ($9.9 million). As of year end 1995, $24.5 million remained accrued, and related primarily to employee severance and plant closure costs. Total cash expenditures for the restructuring program are estimated at $19.7 million. By year end 1995, approximately $1.5 million had been paid, primarily employee severance and related costs. The

Company's restructuring programs are expected to take approximately 9 to 18 months to complete and will result in estimated annual savings of $14 to $17 million when fully implemented.

Note 3.  Debt

Long-term debt at year end was as follows:

(In millions)                                      1995      1994
Domestic variable-rate short-term borrowings
  refinanced on a long-term basis                     --    $ 31.0
Medium-term notes (6.1% to 8.5% at year end)      $365.0     280.0
Leveraged ESOP borrowings (8.4% at year end)         2.8       8.4
Industrial Revenue Bonds (4.3% to 9.9%
  at year end)                                      22.0      22.0
Other long-term debt, principally non-U.S.
  (6.0% to 10.0% at year end)                       23.1      30.3

                                                   412.9     371.7
Less:  Amount classified as current                (78.9)    (24.4)

                                                  $334.0    $347.3


  The Company has a revolving credit agreement with four domestic banks to provide up to $150 million in borrowings through July 1, 2000, with all amounts borrowed under this agreement due on the same date. The Company may extend the revolving period and due date under certain conditions with approval of the banks. The financing available under this revolving credit agreement will be used, as needed, to repay short-term and currently maturing long-term debt, and to finance other corporate requirements.

  In addition to the revolving credit agreement above, the Company had short-term lines of credit available aggregating $302.0 million at the end of 1995, of which $36.5 million was utilized at variable interest rates ranging from 5 to 13 percent.

  During 1995, the Company issued $100 million in principal amount of medium-term notes in increments of $2.5 to $20 million. The notes have a weighted average interest rate of 7.3 percent and maturities from 2005 through 2025. A portion of the proceeds from the medium-term notes were used to reduce short-term debt. The Company's remaining medium-term notes have maturities from 1996 through 2005 and have a weighted average interest rate of 7.4 percent.

  The amount of long-term debt outstanding at the end of 1995, which matures during 1996 through 2000, is $78.9 million, $14.3 million, $6.2 million, $1.0 million and $2.0 million, respectively.

  The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 1995 and 1994, the fair value of the Company's total debt was $456.1 million and $395.8 million, respectively.

  The terms of the various loan agreements in effect at year end require maintenance of specified amounts of consolidated tangible net worth and consolidated earnings before interest and taxes to consolidated interest. Under the most restrictive provisions, $228.5 million of retained earnings was not restricted at the end of 1995.

  The Company incurred total interest cost in 1995, 1994 and 1993 of $47.5 million, $45.7 million and $45.5 million, respectively, of which $3.2 million, $2.7 million and $2.3 million, respectively, was capitalized as part of the cost of assets constructed for the Company's use. Included in interest expense was $.3 million for 1995, $5.6 million for 1994 and $8.5 million for 1993 relating to the Company's operations in Brazil. The 1994 and 1993 amounts reflect extraordinarily high nominal rates of interest resulting from hyperinflationary conditions in that country, prior to July, 1994.

Note 4.  Financial Instruments

The Company enters into forward exchange contracts to reduce risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 1995 and 1994, the Company had forward exchange contracts with a notional value of $221.2 million and $141.8 million, respectively, substantially all of which were denominated in European currencies. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. Of the total contracts outstanding, 92 percent have maturities within 12 months. The remainder have maturities ranging from one to two years. The carrying value approximates the fair value, which, based on quoted market prices of comparable instruments, was a net liability of approximately $.2 million and a net asset of approximately $1 million at the end of 1995 and 1994, respectively.

  The counterparties to forward exchange contracts and interest rate agreements consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate losses.

  During 1994, the Company entered into an interest rate cap agreement to protect itself from rising interest rates. The agreement effectively set a ceiling interest rate of 7.6 percent on $40 million of the Company's variable-rate borrowings commencing December 1995 for a period of three years. During 1995, the Company terminated this agreement with no significant impact on the Company's operating results. In addition, all interest rate swap agreements matured in 1995.

  At the end of 1995, the Company had letters of credit outstanding totaling $18 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximates fair value.

  As of year end 1995 and 1994, approximately 20 percent of trade accounts receivables were from 7 and 6 domestic customers, respectively. While the Company does not require its customers to provide collateral, the financial position and operations of these customers are monitored on an ongoing basis. Although the Company may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

  The Company has an agreement with a bank whereby it has the right to sell certain accounts receivable. The available commitment of this agreement at the end of 1995 was $50 million, subject to limited recourse provisions. At the end of 1994, $30 million of trade receivables had been sold and not yet collected under the agreement. At the end of 1995, no trade receivables had been sold.

Note 5.  Commitments

Minimum annual rentals on operating leases for the years 1996 to 2000 are $29.3 million, $23.5 million, $20.6 million, $17.1 million and $16.4 million, respectively. Operating leases relate primarily to office and warehouse space and office, EDP and transportation equipment.

  The Company has an agreement to purchase certain information technology services through June 30, 2002; however, the agreement may be terminated at the Company's option on June 30, 2000. Total commitments remaining under the agreement approximated $19 million as of December 30, 1995.

  Rent expense for 1995, 1994 and 1993 was $39.4 million, $39.7 million and $41.6 million, respectively.

Note 6.  Taxes Based on Income

Taxes based on income were as follows:

(In millions)                                 1995     1994      1993
Current:
U.S. Federal tax                            $ 51.8    $34.9    $ 36.2
State taxes                                   10.2      6.8       6.2
Non-U.S. taxes                                34.6     28.0      18.9

                                              96.6     69.7      61.3

Deferred:
U.S. taxes                                    (4.4)    (2.1)     (7.1)
Non-U.S. taxes                               (11.2)    (4.1)     (5.3)

                                             (15.6)    (6.2)    (12.4)

Tax expense                                 $ 81.0    $63.5    $ 48.9

  The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                                  1995     1994     1993
Computed tax at 35% of income
  before taxes                                $78.7    $60.5    $46.3
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefits        6.6      4.4      4.0
Other items, net                               (4.3)    (1.4)    (1.4)

Tax Expense                                   $81.0    $63.5    $48.9

  Consolidated income before taxes for U.S. and non-U.S. operations was as follows:

(In millions)       1995     1994     1993
U.S.               $145.3   $ 97.6   $ 88.0
Non-U.S.             79.4     75.3     44.2

                   $224.7   $172.9   $132.2

  U.S. income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries ($360.1 million at year end 1995) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

  Operating loss carryforwards for non-U.S. subsidiaries aggregating $53.1 million are available to reduce income taxes payable for tax purposes, of which $17.9 million will expire over the period from 1996 through 2002, while $35.2 million can be carried forward indefinitely.

  Statement of Financial Accounting Standards (SFAS) No. 109 was adopted as of the beginning of 1993 and superseded the Company's previous practice of accounting for income taxes under APB No. 11. In accordance with SFAS No. 109, deferred income taxes for 1995 and 1994 reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. SFAS No. 109 requires the use of the statutory tax rates in effect for the year in which the differences are expected to reverse and allows the establishment of certain deferred tax assets not previously recognized. The one-time cumulative effect of adopting SFAS No. 109 increased net income in 1993 by $16.3 million.

  The primary components of the temporary differences which gave rise to the Company's deferred tax assets and liabilities, at year end 1995 and 1994, are as follows:

(In millions)                                     1995      1994      1993
Accrued expenses not currently deductible        $ 71.2    $ 43.0    $ 37.6
Net operating losses                               17.7      21.2      21.4
Postretirement and postemployment benefits         10.6       9.9       9.1
Pension costs                                       3.3       4.9       4.7
Valuation allowance                                (8.9)    (15.0)    (14.9)
Depreciation                                      (68.6)    (60.1)    (60.4)
Other items, net                                   (2.8)       .5       (.1)

Total net deferred tax assets (liabilities)      $ 22.5    $  4.4    $ (2.6)

Note 7. Shareholders' Equity

The Company's Certificate of Incorporation authorizes five million shares of $1 par value preferred stock, with respect to which the Board of Directors may fix the series and terms of issuance, and 200 million shares of $1 par value voting common stock.

  The Board of Directors has authorized the repurchase of an aggregate 15.2 million shares of the Company's outstanding common stock. The acquired shares will be held as treasury stock and may be reissued under the Company's stock option and incentive plans. At year end 1995, approximately 10.8 million shares had been repurchased under this authorization.

  The Company maintains various stock option and incentive plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100% of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to executives may be issued at prices no less than par value. Options that are not exercised expire ten years from the date of grant. Shares available for grant at the end of 1995 were .8 million. The following table sets forth stock option information relative to all plans:

(In thousands, except per share amounts)         1995         1994        1993
Options outstanding,
  beginning of fiscal year                    4,825.1      4,398.3     4,189.2
Options granted                                 896.0      1,391.5       614.9
Options exercised                              (477.6)      (782.5)     (307.8)
Options canceled/expired                       (131.2)      (182.2)      (98.0)

Options outstanding,
  end of fiscal year                          5,112.3      4,825.1     4,398.3

Options exercisable,
  end of fiscal year                          2,654.9      2,482.3     2,750.4

                                   1995                1994                1993
Option prices per share:
Exercised                    $17.81 to $32.50    $12.22 to $28.00    $ 9.52 to $28.00
Outstanding                   16.63 to  47.25     16.63 to  32.50     12.22 to  28.00
Exercisable                   16.63 to  32.50     16.63 to  28.00     12.22 to  28.00

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

Note 8. Contingencies

The Company has been designated by the U.S. Environmental Protection Agency
(EPA) and/or other responsible state agencies as a potentially responsible party
(PRP) at 16 waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. Litigation has been initiated by a governmental authority with respect to three of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions.

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

  The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of the business. In the opinion of management, the resolution of these matters will not materially affect the financial position, results of operations or liquidity of the Company.

Note 9. Employee Retirement Plans
Defined Benefit Plans

The Company sponsors a number of defined benefit plans covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets are invested in a diversified portfolio that consists primarily of equity securities. Benefits payable to employees are based primarily on years of service and employees' pay during their employment with the Company. Certain benefits provided by Avery Dennison's U.S. defined benefit plan are paid in part from an employee stock ownership plan. The net pension cost and the funded status of the defined benefit plans for 1995, 1994 and 1993 are summarized as follows:

Net Pension Cost

(In millions)                              1995      1994      1993

Service cost                              $  8.7    $  9.5    $ 10.2
Interest cost                               26.4      24.5      23.7
Return on plan assets                      (69.9)    (14.0)    (45.6)
Net amortization and deferral               34.6     (20.1)     14.0

Net pension (income) cost                 $  (.2)   $  (.1)   $  2.3

Assumptions used:
Weighted average discount rate               7.4%      8.0%      7.3%
Weighted average rate of increase in
  future compensation levels                 5.3       5.4       5.3
Weighted average expected
  long-term rate of return on assets         9.7       9.7      10.0

Funded Status of Pension Plans

                                    Fully Funded Plans    Underfunded Plans
(In millions)                         1995      1994        1995     1994
Actuarial present value of:
Vested benefits                      $196.0    $175.7      $132.3   $113.5
Non-vested benefits                      .1        .9          .2       .9

Accumulated benefit obligation        196.1     176.6       132.5    114.4
Effect of projected future
  salary increases                     29.2      29.8        14.9     13.4

Projected benefit obligation          225.3     206.4     147.4      127.8
Plan assets at fair value             304.6     276.6     109.3       85.2

Plan assets in excess of
  (less than) projected
  benefit obligation                   79.3      70.2     (38.1)     (42.6)
Unrecognized net loss (gain)             .7      (1.1)     19.3       19.7
Unrecognized prior service cost       (14.6)    (15.5)      8.0        9.4
Unrecognized net asset
  at year end                         (24.8)    (28.4)     (1.6)      (1.9)
Adjustment to recognize
  minimum liability                      --        --     (10.8)     (13.8)

Prepaid (accrued) pension cost       $ 40.6    $ 25.2    $(23.2)    $(29.2)

  As a result of changes in assumptions used during 1995 and 1994, the Company had recorded an additional liability of $10.8 million and $13.8 million, respectively. These amounts are offset in 1995 and 1994 by a charge to equity of $2.6 million and $5 million, respectively, and the recording of an intangible pension asset of $8.2 million and $8.8 million, respectively. Consolidated pension expense for 1995, 1994 and 1993 was $2 million, $2.4 million and $4.8 million, respectively.

Defined Contribution Plans

The Company sponsors various defined contribution plans covering its U.S. employees, including two 401(k) savings plans. The Company matches participant contributions to the two 401(k) savings plans based on formulas within the individual plans. The Avery Dennison Corporation Employee Savings Plan (Savings
Plan) has a leveraged employee stock ownership plan feature (ESOP II) which allows the plan to borrow funds to purchase shares of the Company's common stock at market prices. Savings Plan expense consists primarily of stock contributions from ESOP II to participant accounts.

  The Company also maintains a leveraged employee stock ownership plan (ESOP I) for employees not covered by a collective bargaining agreement. ESOP I also borrowed funds to purchase shares of the Company's common stock at market prices.

  ESOP expense is calculated using both the cost of shares allocated method and the cash flow method. The following table sets forth certain information relating to the Company's ESOPs on a combined basis.

(In millions)                          1995    1994    1993
Interest expense                       $ 3.4   $ 2.3   $ 3.1
Dividends on unallocated ESOP
  shares used for debt service           1.9     2.3     2.6
Total ESOP expense                       7.5    10.5     5.8
Contributions to pay interest and
  principal on ESOP borrowings           7.4    10.1     5.1

  Consolidated expense for all defined contribution plans, including total ESOP expense, for 1995, 1994 and 1993 was $8.2 million, $11.2 million and $10.4 million, respectively.

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

  The following table sets forth the Company's unfunded obligation and amount recognized in the consolidated balance sheet as of year end 1995 and 1994:

(In millions)                              1995    1994
Actuarial present value of
  benefit obligation
  Retirees                                 $ 5.8   $ 6.2
  Fully eligible participants                7.8     6.5
  Other active participants                 19.9    15.6
Accumulated postretirement
  benefit obligation                        33.5    28.3
Plan assets                                   --      --
  Accumulated postretirement
    benefit obligation
    in excess of plan assets                33.5    28.3
  Unrecognized net loss                      3.3      .1
  Unrecognized prior service cost            1.3     1.4
Accrued postretirement
  benefit obligation                       $28.9   $26.8

Net periodic postretirement
  benefit costs included
  (in millions):                            1995    1994    1993
Service cost                               $ 1.1   $ 1.2   $  .9
Interest cost                                2.2     2.1     1.8
Net amortization and deferral                 .1      .1      --

Net periodic postretirement expense        $ 3.4   $ 3.4   $ 2.7

  The Company's policy is to fund the cost of the postretirement benefits on a cash basis.

  A health care cost trend rate of 12 percent was assumed for 1995 and will decline 1 percent annually to 6 percent by 2001 and remain at that level. The discount rates assumed were 7.25 percent for 1995 and 8 percent for 1994. A one percent increase in the health care cost trend rate would cause the accumulated postretirement benefit obligation to increase by $4.4 million and service and interest cost to increase by $.5 million for 1995.

Other Retirement Plans

The Company has deferred compensation plans that permit eligible employees and directors to defer a specified portion of their compensation. The deferred compensation, together with certain Company contributions, earn a specified rate of return. As of year end 1995 and 1994, the Company had accrued $48.2 million and $40.8 million, respectively, for its obligations under these plans. The Company's expense, which includes Company contributions and interest expense, was $5.6 million, $4 million and $3.8 million, for 1995, 1994 and 1993, respectively. A portion of the interest may be forfeited by participants in the event employment is terminated before age 55 other than by reason of death, disability or retirement.

  To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $16.4 million and $13.7 million as of year end 1995 and 1994, respectively.

Note 10. Sectors of Business Operations

The Company operates in three principal industry sectors: the production of pressure-sensitive adhesives and materials; the production of office products; and the production of converted products.

  During the fourth quarter of 1995, the Company sold a portion of its North American label converting operations. These businesses accounted for approximately 10 percent, or $63 million, of the 1995 converted products sector's sales. A $40.7 million gain from restructuring activities was recorded in the converted products sector's income from operations before interest and taxes during 1995. The businesses sold, excluding the gain on sale and restructuring charges, accounted for $2.6 million of the converted products sector's profitability for 1995.

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

Financial information by industry and geographic sectors is set forth below:

(In millions)                        1995/(1)/       1994        1993
Sales by industry sector:
  Pressure-sensitive adhesives
    and materials                    $1,739.4    $1,538.2    $1,336.9
  Office products                       897.5       842.4       792.9
  Converted products                    611.7       576.5       541.4
  Intersector                          (134.7)     (114.9)      (90.3)
  Divested operations                      --        14.5        27.8

  Net sales                          $3,113.9    $2,856.7    $2,608.7

Income from operations before
  interest and taxes:
  Pressure-sensitive adhesives
    and materials                    $  156.8    $  150.7    $  126.4
  Office products                        75.2        67.7        59.3
  Converted products                     68.5        31.9        23.1
  Divested operations                      --        (5.8)       (3.2)

                                        300.5       244.5       205.6
Corporate administrative
  and research and
  development expenses                  (31.5)      (28.6)      (30.2)
Interest expense                        (44.3)      (43.0)      (43.2)

  Income before taxes                $  224.7    $  172.9    $  132.2

Identifiable assets by
  industry sector:
Pressure-sensitive adhesives
  and materials                      $  959.4    $  853.2    $  752.9
  Office products                       476.6       464.4       450.6
  Converted products                    309.9       303.4       294.3
  Intersector                           (28.5)      (25.9)      (37.2)
  Corporate, including
    divested operations                 246.2       168.0       178.4

  Total assets                       $1,963.6    $1,763.1    $1,639.0

/(1)/ Fiscal 1995 results include a pretax gain of $40.7 million from the sale of a portion of its North American label converting operations and was included in the converted products 1995 operating results. Fiscal 1995 results also include a pretax restructuring charge of $39.2 million, to restructure its business and reduce costs to improve future profitability. The restructuring charge was allocated as follows: $15.1 million to the Pressure-sensitive adhesives and materials sector; $15.6 million to the Office products sector; $8.5 million to the Converted products sector. The restructuring charge, along with the gain on divestiture, was included in pretax income as "Net gain on divestitures and restructuring charges".

(In millions)                          1995        1994        1993
Sales by geographic sector:
  U.S.                             $2,009.4    $1,870.8    $1,693.6
  Non-U.S.                          1,143.1       997.2       923.4
  Intersector                         (38.6)      (25.8)      (36.1)
  Divested operations                    --        14.5        27.8

  Net sales                        $3,113.9    $2,856.7    $2,608.7

Income from operations before
  interest and taxes:
  U.S.                             $  219.6    $  189.8    $  163.7
  Non-U.S.                             80.9        60.5        45.1
  Divested operations                    --        (5.8)       (3.2)

                                      300.5       244.5       205.6
Corporate administrative
  and research and
  development expenses                (31.5)      (28.6)      (30.2)
Interest expense                      (44.3)      (43.0)      (43.2)

  Income before taxes              $  224.7    $  172.9    $  132.2

Identifiable assets by
  geographic sector:
  U.S.                             $1,009.7    $  939.0    $  833.2
  Non-U.S.                            723.1       666.0       646.2
  Intersector                         (15.4)       (9.9)      (18.8)
  Corporate, including
    divested operations               246.2       168.0       178.4

  Total assets                     $1,963.6    $1,763.1    $1,639.0

  The Company's non-U.S. operations, conducted primarily in continental Europe and the United Kingdom, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company's business.

  Identifiable assets are those assets of the Company which are identifiable with the operations in each industry or geographic sector. Corporate assets consist principally of Corporate property, plant and equipment, tax-related asset accounts and other non-operating assets. Intersector receivables are eliminated in determining consolidated identifiable assets.

  Capital expenditures and depreciation expense by industry sector are set forth below:

(In millions)                       1995     1994     1993
Capital expenditures:
  Pressure-sensitive adhesives
    and materials                 $106.1   $107.1   $ 57.1
  Office products                   31.2     23.0     24.2
  Converted products                43.1     23.6     13.6
  Corporate, including
    divested operations              9.9      9.6      5.7

                                  $190.3   $163.3   $100.6

Depreciation expense:
  Pressure-sensitive adhesives
    and materials                 $ 47.2   $ 40.5   $ 36.6
  Office products                   20.2     19.3     20.6
  Converted products                17.6     18.7     17.8
  Corporate, including
    divested operations             10.3      9.4      9.1

                                  $ 95.3   $ 87.9   $ 84.1

Note 11. Quarterly Financial Information (Unaudited)


(In millions,                     First    Second     Third    Fourth
except per share data)          Quarter   Quarter   Quarter   Quarter/(1)(2)/
1995/(1)/
  Net sales                      $773.2    $780.5    $783.5    $776.7
  Gross profit                    244.8     239.0     235.0     238.5
  Net income                       34.5      35.7      35.8      37.7
  Net income per share              .65       .67       .67       .71

1994
  Net sales                      $667.7    $718.6    $733.7    $736.7
  Gross profit                    212.5     227.7     232.6     235.0
  Net income                       25.2      27.9      27.8      28.5
  Net income per share              .45       .50       .50       .52

1993/(2)/
  Net sales                      $666.5    $662.2    $638.1    $641.9
  Gross profit                    210.0     207.2     198.9     202.0
  Income before cumulative
    effect of changes in
    accounting principles          22.2      22.8      19.0      19.3
  Net income                       23.3      22.8      19.0      19.3
  Income per share before
    cumulative effect of
    changes in accounting
    principles                      .38       .39       .33       .34
  Net income per share              .40       .39       .33       .34

/(1)/ Net income for the fourth quarter of 1995 includes income of $1 million, or $.02 per share, related to the net gain on divestitures and restructuring charges.
/(2)/ During the fourth quarter of 1993, certain inventories were reduced, resulting in the liquidation of LIFO inventory. The effect was to reduce cost of products sold by $4.4 million.

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders of Avery Dennison:

We have audited the accompanying consolidated balance sheet of Avery Dennison Corporation and subsidiaries as of December 30, 1995, and December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion the financial statements referred to above, which appear on pages 40 through 52 of this Annual Report, present fairly, in all material respects, the consolidated financial position of Avery Dennison Corporation and subsidiaries as of December 30, 1995, and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

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



Coopers & Lybrand L.L.P.
Los Angeles, California
January 30, 1996

Corporate Information


Counsel
Latham & Watkins
Los Angeles

Independent Accountants
Coopers & Lybrand L.L.P.
Los Angeles

Transfer Agent-Registrar
First Interstate Bank of California
Corporate Trust Department
P.O. Box 54163
Terminal Annex
Los Angeles, CA  90054
(800) 522-6645

Annual Meeting

The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 25, 1996, in the Conference Center of the Avery Dennison Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

Dividend Reinvestment Plan

Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price without the payment of any brokerage commissions, service charges, or other expenses.

   Shareholders may also invest optional cash payments of up to $3,000 per month in Avery Dennison common stock at market price.

   Avery Dennison investors not yet participating in the plan, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the plan by writing to First Interstate Bank of California, Attn. Dividend Reinvestment Services. P.O. Box 60975, Los Angeles, CA 90060,
(800) 522-6645.  Avery Dennison absorbs all costs of operating the plan.

Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation.

Corporate Headquarters
150 North Orange Grove Boulevard
Pasadena, California  91103
(818) 304-2000

Mailing Address
P.O. Box 7090
Pasadena, California  91109-7090
Fax:  (818) 792-7312

Investor Relations Contact
Wayne H. Smith, Vice President and Treasurer
(818) 304-2000
investorcom@averydennison.com

Stock and Dividend Data

Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges. Ticker symbol: AVY.

                           1995                1994

                      High      Low       High      Low
Market Price
First Quarter        40 3/8    33 1/4    31 1/4    27 1/4
Second Quarter       43 3/4    39        31 1/8    26 5/8
Third Quarter        42        39 1/4    35 3/8    28 7/8
Fourth Quarter       50 1/8    40 7/8    35 3/4    31 1/4

Prices shown represent closing prices on the NYSE.

                                           1995       1994
Dividends Per Share
First Quarter                               .27        .24
Second Quarter                              .27        .24
Third Quarter                               .27        .24
Fourth Quarter                              .30        .27

Number of shareholders of record at year end 1995:  9,895