Form 10-K, Exhibit 13
period 1996-12-28
AVERY DENNISON CORPORATION
filed 1997-03-28
CIK 8818

                                                                      EXHIBIT 13


Avery Dennison Corporation

ELEVEN-YEAR SUMMARY

                                                             Compound Growth Rate
                                                             --------------------
(Dollars and shares in  millions)                            5 Year      10 Year         1996         1995
---------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                                       4.8%         5.8%    $3,222.5     $3,113.9
Gross profit                                                    5.0          5.1      1,018.3        957.3
Marketing, general and administrative expense (2),(3)           1.7          4.5        712.4        689.8
Interest expense                                                (.1)         3.5         37.4         44.3
Income before taxes                                            20.9          7.4        270.6        224.7
Taxes on income                                                17.8          4.5         94.7         81.0
Net income                                                     22.8          9.4        175.9        143.7
Research and development expense                                2.3          3.9         54.6         52.7
Depreciation                                                    3.8          7.2        100.2         95.3
Average common shares outstanding(1)                           (3.3)         (.9)       105.0        106.5
---------------------------------------------------------------------------------------------------------------
PER COMMON SHARE INFORMATION(1)
Net income per common share                                    26.9%        10.3%    $   1.68     $   1.35
Dividends per common share                                     10.3         13.8          .62          .55
Book value at fiscal year end                                   3.6          4.6         8.03         7.69
Market price at fiscal year end                                23.1         14.4        35.88        25.07
Market price range                                                                      23.88 to     16.63 to
                                                                                        35.88        25.07
---------------------------------------------------------------------------------------------------------------
AT YEAR END
Working capital                                                                      $  110.6     $  127.6
Property, plant and equipment, net                                                      962.7        907.4
Total assets                                                                          2,036.7      1,963.6
Long-term debt                                                                          370.7        334.0
Total debt                                                                              466.9        449.4
Shareholders' equity                                                                    832.0        815.8
Number of employees                                                                    15,800       15,500
---------------------------------------------------------------------------------------------------------------
STATISTICS
Gross profit margin                                                                      31.6%        30.7%
Marketing, general and administrative expense as a
 percent of sales                                                                        22.1         22.2
Income before taxes as a percent of sales                                                 8.4          7.2
Net income as a percent of sales                                                          5.5          4.6
Effective tax rate                                                                       35.0         36.0
Research and development expense as a percent of
 sales                                                                                    1.7          1.7
Long-term debt as a percent of total long-term capital                                   30.8         29.0
Total debt as a percent of total capital                                                 35.9         35.5
Return on average shareholders' equity                                                   21.4         18.6
Return on average total capital                                                          16.4         14.4
---------------------------------------------------------------------------------------------------------------

(1) Per common share amounts and average common shares outstanding for years prior to 1996 have been restated to reflect the December 1996 two-for-one common stock split.

(2) In 1990, the Company incurred $85.2 million in pretax charges related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $.58 per common share.

(3) In 1987, a restructuring resulted in pretax charges of $25.2 million, which decreased net income by $25 million, or $.21 per common share.

Avery Dennison Corporation


      1994          1993          1992          1991          1990(2)         1989          1988          1987(3)         1986
------------------------------------------------------------------------------------------------------------------------------
  $2,856.7      $2,608.7      $2,622.9      $2,545.1      $2,590.2        $2,490.9      $2,291.4      $2,165.1        $1,828.4
     907.8         818.1         838.2         796.2         808.3           806.7         780.2         734.6           620.1
     691.9         642.7         665.7         653.9         752.7           591.0         554.7         571.2           460.6
      43.0          43.2          42.3          37.5          40.0            35.1          35.5          32.4            26.6
     172.9         132.2         130.2         104.8          15.6           180.6         190.0         131.0           132.9
      63.5          48.9          50.1          41.8           9.7            66.4          73.0          60.8            61.0
     109.4          84.4          80.1          63.0           5.9           114.2         117.0          70.2            71.9
      49.1          45.5          46.7          48.7          53.7            51.0          47.4          41.5            37.3
      87.9          84.1          83.8          83.1          80.8            71.5          63.8          58.8            49.9
     111.1         115.9         120.8         123.9         123.9           124.2         123.4         120.6           114.6
------------------------------------------------------------------------------------------------------------------------------

  $    .98      $    .73      $    .66      $    .51      $    .05        $    .92      $    .95      $    .58        $    .63
       .50           .45           .41           .38           .32             .27           .23           .21             .17
      6.81          6.40          6.82          6.73          6.83            6.55          6.25          5.75            5.13
     17.75         14.69         14.38         12.69         10.75           15.94         11.00          9.32            9.35
     13.32 to      12.75 to      11.63 to       9.69 to       7.82 to        10.50 to       8.57 to       8.00 to         8.63 to
     17.88         15.57         14.44         12.75         16.50           15.94         13.00         14.57           11.88
------------------------------------------------------------------------------------------------------------------------------

  $  122.8      $  141.6      $  222.6      $  226.0      $  298.8        $  323.9      $  314.3      $  325.8        $  319.8
     831.6         758.5         779.9         814.2         821.7           714.1         667.3         574.2           512.8
   1,763.1       1,639.0       1,684.0       1,740.4       1,890.3         1,715.9       1,652.2       1,558.5         1,352.4
     347.3         311.0         334.8         329.5         376.0           317.8         298.8         301.0           320.3
     420.7         397.5         427.5         424.0         510.4           418.9         411.3         393.2           384.3
     729.0         719.1         802.6         825.0         846.3           811.3         769.6         705.9           585.8
    15,400        15,750        16,550        17,095        18,816          19,215        19,114        19,360          19,156
------------------------------------------------------------------------------------------------------------------------------

      31.8%         31.4%         32.0%         31.3%         31.2%           32.4%         34.0%         33.9%           33.9%

      24.2          24.6          25.4          25.7          25.2            23.7          24.2          26.4            25.2
       6.1           5.1           5.0           4.1            .6             7.3           8.3           6.1             7.3
       3.8           3.2           3.1           2.5            .2             4.6           5.1           3.2             3.9
      36.7          37.0          38.5          39.9          62.2            36.8          38.4          46.4            45.9

       1.7           1.7           1.8           1.9           2.1             2.0           2.1           1.9             2.0
      32.3          30.2          29.4          28.5          30.8            28.1          28.0          29.9            35.3
      36.6          35.6          34.8          33.9          37.6            34.1          34.8          35.8            39.6
      14.8          11.0           9.7           7.7            .7            14.7          16.0          10.5            12.8
      12.1           9.3           8.3           6.7           1.5            12.0          12.7           8.3            10.6
------------------------------------------------------------------------------------------------------------------------------

Avery Dennison Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS
(In millions)                               1996       1995       1994
----------------------------------------------------------------------
Net sales                               $3,222.5   $3,113.9   $2,856.7
Cost of products sold                    2,204.2    2,156.6    1,948.9
----------------------------------------------------------------------
Gross profit                             1,018.3      957.3      907.8
Marketing, general and
 administrative expense                    712.4      689.8      691.9
Net gain on divestitures
 and restructuring charges                   2.1        1.5         --
----------------------------------------------------------------------
Earnings before interest and taxes      $  308.0   $  269.0   $  215.9
======================================================================

     Sales increased 3.5 percent to $3.22 billion in 1996, compared to $3.11 billion in 1995. Excluding the impact of business divestitures and changes in foreign currency exchange rates, sales increased 6.4 percent. In 1995, sales increased 9 percent over 1994 sales of $2.86 billion. Excluding the impact of sales from the divested operations and changes in foreign currency exchange rates for 1995, sales increased approximately 7 percent. During the fourth quarter of 1995, the Company sold a portion of its North American label converting operations. These businesses accounted for approximately 2 percent of the Company's 1995 total sales. Each of the Company's 1996, 1995 and 1994 fiscal years consisted of 52 weeks.

     Gross profit margins for the years ended 1996, 1995 and 1994 were 31.6 percent, 30.7 percent and 31.8 percent, respectively. Gross profit margins during 1996 improved compared to 1995 due primarily to an improved product mix, new products, cost reduction and control programs and increased capacity utilization. There was also a $3.2 million LIFO benefit reported during 1996. The decline in the gross profit percentage during 1995 was primarily due to a shift in product mix, plant and major production line start-ups, and $1.6 million in expense related to LIFO inventories compared to a benefit of $400,000 for 1994.

     Marketing, general and administrative expense as a percent of sales was
22.1 percent in 1996, 22.2 percent in 1995 and 24.2 percent in 1994. The improvement in 1996 over 1995 was primarily attributable to cost control and reduction efforts throughout the Company and was achieved despite major investments in geographic expansion, business realignment and new product programs. The improvement during 1995 was primarily attributable to benefits from the Company's cost reduction programs, a shift in product mix and increased sales.

     During the third quarter of 1996, restructuring actions were taken, resulting in a net pretax gain of $2.1 million. The Company sold its equity interest in a label operation in Japan for $28.4 million, resulting in a pretax gain of $17.9 million. The Company also recorded $15.8 million of restructuring charges, which included an asset impairment write-down of $6.3 million for long-lived assets held in the Company's Consumer and converted products sector. The restructuring program also included the reorganization of certain manufacturing, distribution and administrative sites. These costs consisted of severance and related costs for approximately 200 positions worldwide ($7.4 million) and the discontinuance of product lines and related asset write-offs ($2.1 million). These actions are expected to be completed during 1997 and are expected to result in estimated annual savings of approximately $9 million to $11 million when fully implemented.

     Business restructuring actions taken during the fourth quarter of 1995 resulted in a net pretax gain of $1.5 million. Certain businesses which no longer met the Company's strategy for converting technology were sold for $95 million. A $40.7 million pretax gain on the sale of these businesses was offset by restructuring charges of $39.2 million which included the closure of four plants and the reorganization of certain manufacturing, distribution and administrative sites. These costs consisted of severance and related costs for approximately 400 positions worldwide ($16.2 million), discontinuance of product lines and related asset write-offs ($13.1 million), and plant closure and other costs ($9.9 million). This program is also expected to be completed during 1997 and is expected to result in estimated annual savings of $14 million to $17 million when fully implemented. The 1996 and 1995 programs are an integral part of the Company's ongoing effort to identify opportunities to improve its administrative and manufacturing cost structures.

     Interest expense as a percent of sales was 1.2 percent in 1996, 1.4 percent in 1995 and 1.5 percent in 1994. The decrease in 1996 was primarily due to the expiration of interest rate swap agreements during the fourth quarter of 1995 and an overall lower cost of borrowing. Interest expense increased in 1995 due to higher debt levels, but was more than offset by the impact of increased sales.

     Income before taxes, as a percent of sales, was 8.4 percent for 1996, 7.2 percent for 1995 and 6.1 percent for 1994. The improvement during 1996 was primarily due to higher gross profit margins and lower interest expense as a percent of sales. The improvement during 1995 was primarily due to lower operating and interest expenses as a percent of sales. The effective tax rate was 35 percent in 1996, 36 percent in 1995, and 36.7 percent in 1994.

Avery Dennison Corporation


(In millions, except per common share amounts)        1996     1995     1994
----------------------------------------------------------------------------
Net income                                          $175.9   $143.7   $109.4
Net income per common share                           1.68     1.35      .98
Net income per fully-diluted common share             1.62     1.31      .96
Average common shares outstanding                    105.0    106.5    111.1
Average fully-diluted common
 shares outstanding                                  108.3    109.3    113.7
============================================================================

     Net income increased to $175.9 million in 1996 compared to $143.7 million in 1995, reflecting a 22 percent increase over 1995. Net income in 1994 was $109.4 million. Net income, as a percent of sales, was 5.5 percent, 4.6 percent and 3.8 percent in 1996, 1995 and 1994, respectively.

     Net income per common share reached $1.68 in 1996 compared to $1.35 in 1995, a 24 percent increase over prior year. Net income per common share was $.98 in 1994. Primarily due to the significant increase in the Company's stock price during 1996 and share repurchases, the Company is now required to report net income per share on a fully-diluted basis. Net income per fully-diluted common share was $1.62 in 1996, $1.31 in 1995 and $.96 in 1994.

RESULTS OF OPERATIONS
BY BUSINESS SECTOR

Effective fourth quarter 1996, the Company realigned the reporting of its businesses from three sectors to two -- Pressure-sensitive adhesives and materials, and Consumer and converted products. The realignment reflects the broadening and related scope of the Company's consumer businesses to include products such as battery labels, postage stamps and children's school supplies. In addition, certain businesses previously in the Pressure-sensitive adhesives and materials sector that emphasize converting technology were reclassified into the Consumer and converted products sector. This change more effectively aligns the Company's financial reporting with manufacturing processes and end markets. Sector information for 1995 and 1994 has been reclassified to conform with the 1996 sector presentation.


Pressure-sensitive adhesives and materials:
(In millions)                                        1996       1995       1994
-------------------------------------------------------------------------------
Net sales                                        $1,693.5   $1,589.7   $1,389.7
Income from operations
 before interest and taxes                          157.7      144.8      138.8
===============================================================================

     The Pressure-sensitive adhesives and materials sector reported increased sales and profits for 1996 compared to 1995. The sector's income results include restructuring charges of $7.1 million in 1996 and $15.1 million in 1995. The U.S. operations reported sales growth for the year primarily due to increased volume and new products. Profitability improved as a result of cost reduction actions, increased capacity utilization and improved operating efficiencies. The international businesses reported increased sales primarily due to its geographic expansion in emerging markets and increased volume. Profitability for the international businesses increased primarily due to the extent of restructuring charges taken in 1995 compared to 1996. This increase was partially offset by costs related to continued investments in geographic expansion and major equipment start-up costs.

     The Pressure-sensitive adhesives and materials sector reported increased sales and profitability for 1995 compared to 1994. Profitability for the sector increased despite the $15.1 million in restructuring charges taken in 1995. The U.S. operations reported a significant increase in sales due to unit volume growth and pricing actions. Profitability improvement was primarily due to sales growth and lower operating expenses as a percent of sales, but was partially offset by plant and major equipment start-up costs for capacity expansion, and the reorganization of certain manufacturing sites. Sales for the European operations increased significantly primarily as a result of volume growth from improved economic conditions over 1994, pricing actions and changes in foreign currency rates. Profitability increased, despite costs taken for restructuring programs, primarily as a result of sales growth, lower operating expenses as a percent of sales and a more favorable product mix.

Consumer and converted products:
(In millions)                             1996       1995       1994
--------------------------------------------------------------------
Net sales                             $1,670.5   $1,588.6   $1,488.6
Income from operations
 before interest and taxes               159.0      147.8      102.1
====================================================================

     The Consumer and converted products sector reported increased sales and profitability for 1996 compared to 1995. The sector's income results include restructuring charges of $8.7 million for 1996 compared to a $16.6 million net gain on divestitures and restructuring charges in 1995. The U.S. operations reported increased sales primarily due to the growth of its battery label business and for its Avery-brand products. Profitability improved primarily due to increased sales volume, new products and operating improvements, including improved logistics. The international businesses reported higher sales due to geographic expansion and growth of its office label businesses; however, this sales increase was partially offset by sales declines in a portion of the French operations. Profitability in 1996 for the international businesses was comparable to 1995. Profit improvements from cost control programs and product pruning were offset by lower sales in one of the French operations and start-up costs related to geographic expansion.

     The Consumer and converted products sector reported increased sales and profits for 1995 compared to 1994. Profits in 1995 included a $40.7 million gain from the sale of certain nonstrategic North American label converting operations, which was partially offset by $24.1 million in restructuring charges. The U.S. operations reported increased sales for 1995 primarily due to sales growth of its Avery-brand and postage stamp

Avery Dennison Corporation

businesses. Profitability increased for the U.S. operations due to successful new products, an improved product mix and cost reduction actions, including the consolidations of distribution warehouses and sales forces in the United States. The international businesses reported increased sales as a result of new products, an improved European economy and changes in foreign currency rates. A more favorable product mix coupled with cost reduction actions taken in previous years and lower operating expenses as a percent of sales resulted in significantly higher profitability over 1994.

FINANCIAL CONDITION

Average working capital, excluding short-term debt, as a percent of sales was
9.1 percent in 1996, 9.6 percent in 1995 and 10 percent in 1994. The decrease in 1996 was primarily due to higher sales and an increase in current liabilities. Average inventory turnover was 9.3 in 1996, 9.0 in 1995 and 9.3 in 1994; the average number of days sales outstanding in accounts receivable was 55 days in 1996, 1995 and 1994.

     Net cash flow from operating activities was $304 million in 1996, $187.9 million in 1995 and $265 million in 1994. The increase in net cash flow in 1996 was due primarily to the change in working capital requirements and the Company's improved profitability. The decrease in 1995 was primarily due to a change in working capital requirements which was partially offset by the increase in net income.

     Total debt increased $17.5 million to $466.9 million compared to year end 1995. Total debt to total capital was 35.9 percent at year end 1996 compared to
35.5 percent at year end 1995. Long-term debt as a percent of total long-term capital increased to 30.8 percent from 29 percent at year end 1995.

     In October 1996, the Company established the Avery Dennison Corporation Employee Stock Benefit Trust (the "Trust") to fund a portion of the Company's obligations arising from various current and future employee benefit plans. As a result, the Company sold 18 million shares of treasury stock to the Trust at fair market value. This transaction had no impact on the Company's financial condition. The Trust has a 15-year life during which it will utilize the stock to satisfy certain Company obligations.

     Shareholders' equity increased to $832 million from $815.8 million at year end 1995. During 1996, the Company repurchased 3.8 million shares of common stock at a cost of $109.3 million. The cost of treasury stock held, after the sale of shares to the Trust and net of shares reissued under the Company's stock option and incentive plans, at year end 1996 decreased $212.4 million to $67.5 million from year end 1995. In January 1995, the Board of Directors authorized the repurchase of an additional ten million shares of the Company's outstanding common stock for an aggregate of 30.4 million shares authorized for repurchase. As of year end 1996, a cumulative 25.4 million shares of common stock had been purchased under this authorization.

     The return on average shareholders' equity was 21.4 percent in 1996, 18.6 percent in 1995 and 14.8 percent in 1994. The improvements during 1996 and 1995 were primarily due to a significant increase in profitability and the impact from share repurchases. The return on average total capital for those three years was 16.4 percent, 14.4 percent and 12.1 percent, respectively. The increases during those years were primarily due to profitability improvements and more effective utilization of the Company's assets.

     The Company, like other U.S. corporations, has periodically received notices from the U.S. Environmental Protection Agency and state environmental agencies alleging that the Company is a potentially responsible party (PRP) for past and future cleanup costs at hazardous waste sites. The Company has received requests for information, notices and/or claims with respect to 17 waste sites in which the Company has no ownership

          AVERAGE WORKING
        CAPITAL, EXCLUDING                          COMMON SHARES
       SHORT-TERM DEBT, AS A                   OUTSTANDING AT YEAR END
         PERCENT OF SALES                           (IN MILLIONS)

      [BAR GRAPH APPEARS HERE]                 [BAR GRAPH APPEARS HERE]

  15.2%   12.3%  10.0%   9.6%   9.1%      117.7   112.4   107.1   106.1   103.6

  1992    1993   1994    1995   1996      1992    1993    1994    1995    1996

Avery Dennison Corporation

interest. Litigation has been initiated by a governmental authority with respect to four of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. Environmental investigatory and remediation projects are also being undertaken on property presently owned by the Company. The Company has accrued liabilities for all sites where it is probable that a loss will be incurred and the minimum cost or amount of the loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessments and remediation activities, future expense to remediate the currently identified sites, and sites which could be identified in the future for cleanup, could be higher than the liability currently accrued. Based on current site assessments, management believes that the potential liability over the amounts currently accrued would not materially affect the Company.

LIQUIDITY AND CAPITAL RESOURCES

In addition to cash flow from operations, the Company has more than adequate financing arrangements, at competitive rates, to conduct its operations.

     During the fourth quarter of 1996, the Company registered with the Securities and Exchange Commission $150 million in principal amount of medium-term notes. As of year end 1996, no notes had been issued. Proceeds from the medium-term notes will be used to reduce debt and for other general corporate purposes. The Company's currently outstanding medium-term notes have maturities from 1997 through 2025 and have a weighted-average interest rate of 7.2 percent.

     The Company's restructuring programs included the 1996 $28.4 million sale of its equity interest in a label operation in Japan and the 1995 $95 million sale of certain non-strategic label converting businesses. The restructuring programs had an estimated cost of $15.8 million and $39.2 million for 1996 and 1995, respectively. At year end 1996 and 1995, $16 million and $24.5 million, respectively, remained accrued for both programs and related primarily to employee severance and plant closure costs. By year end 1996 and 1995, total cash expenditures paid for both restructuring programs totalled $14.5 million and $1.5 million, respectively, and related primarily to employee severance and plant closure costs.

     Capital expenditures were $187.6 million in 1996 and $190.3 million in 1995. Capital expenditures for 1997 are expected to be approximately $190 to $200 million.

     The annual dividend rate per share increased to $.62 in 1996 from $.55 in 1995 and $.50 in 1994.

     The Company continues to expand its operations in Asia Pacific, Latin America and Europe. The Company's future results are subject to changes in economic conditions and the impact of fluctuations in foreign currency exchange and interest rates. To manage its exposure to these fluctuations, the Company may enter into forward exchange and interest rate contracts, where appropriate.

     Effective 1997, Mexico will be treated as a hyperinflationary economy for accounting purposes due to the cumulative inflation rate over the past three years. As a result, the functional currency of subsidiaries operating in Mexico will change from the peso to the dollar and translation gains and losses will be included in net income. These operations, including those located in Brazil which also operate in a hyperinflationary economy, are not significant to the Company's consolidated financial position.

FUTURE ACCOUNTING REQUIREMENTS

In July 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The standard revised the guidelines for recognition, measurement and disclosure of transfers and servicing of financial assets and extinguishment of debt. It will be effective for transactions occurring after December 31, 1996. The Company will implement the standard during the first quarter of 1997, if applicable; however, the impact has yet to be determined.

         RETURN ON AVERAGE                        RETURN ON AVERAGE
       SHAREHOLDERS' EQUITY                         TOTAL CAPITAL

     [BAR GRAPH APPEARS HERE]                  [BAR GRAPH APPEARS HERE]

  9.7%  11.0%  14.8%  18.6%  21.4%          8.3%  9.3%  12.1%  14.4%  16.4%

  1992  1993   1994   1995   1996           1992  1993  1994   1995   1996

Avery Dennison Corporation

CONSOLIDATED BALANCE SHEET


(Dollars in millions)                                                              1996        1995
---------------------------------------------------------------------------------------------------
A S S E T S
Current assets:
     Cash and cash equivalents                                                 $    3.8    $   27.0
     Trade accounts receivable, less allowance for doubtful accounts
        of $17.5 and $17.6 for 1996 and 1995, respectively                        448.5       444.1
     Inventories, net                                                             244.4       223.2
     Other receivables                                                             25.7        24.8
     Prepaid expenses                                                              17.8        21.9
     Deferred taxes                                                                64.3        59.1
---------------------------------------------------------------------------------------------------
        Total current assets                                                      804.5       800.1
Property, plant and equipment, at cost:
     Land                                                                          37.7        37.8
     Buildings                                                                    405.3       388.9
     Machinery and equipment                                                    1,180.3     1,089.1
     Construction-in-progress                                                     144.6       136.3
---------------------------------------------------------------------------------------------------
                                                                                1,767.9     1,652.1
     Accumulated depreciation                                                     805.2       744.7
---------------------------------------------------------------------------------------------------
                                                                                  962.7       907.4
Intangibles resulting from business acquisitions, net                             135.9       124.3
Non-current deferred taxes                                                          7.1         5.8
Other assets                                                                      126.5       126.0
---------------------------------------------------------------------------------------------------
                                                                               $2,036.7    $1,963.6
L I A B I L I T I E S   A N D   S H A R E H O L D E R S '   E Q U I T Y
Current liabilities:
     Short-term and current portion of long-term debt                          $   96.2    $  115.4
     Accounts payable                                                             230.7       169.9
     Accrued payroll and employee benefits                                        134.3       132.2
     Other accrued liabilities                                                    208.2       215.1
     Income taxes payable                                                          23.0        39.0
     Deferred taxes                                                                 1.5          .9
---------------------------------------------------------------------------------------------------
        Total current liabilities                                                 693.9       672.5
Long-term debt                                                                    370.7       334.0
Long-term retirement benefits and other accrued liabilities                        96.6        99.8
Non-current deferred taxes                                                         43.5        41.5
Shareholders' equity
     Common stock, $1 par value, authorized - 200,000,000 shares;
        issued - 124,126,624 shares at year end 1996 and 1995                     124.1       124.1
     Capital in excess of par value                                               475.4       129.6
     Retained earnings                                                            945.6       837.8
     Cumulative foreign currency translation adjustment                            28.3        33.8
     Cost of unallocated ESOP shares                                              (29.4)      (27.0)
     Minimum pension liability                                                      (.2)       (2.6)
     Employee stock benefit trust, 17,959,358 shares                             (644.3)         --
     Treasury stock at cost, 2,551,808 shares and 18,007,526 shares
        at year end 1996 and 1995, respectively                                   (67.5)     (279.9)
---------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                   832.0       815.8
---------------------------------------------------------------------------------------------------
                                                                               $2,036.7    $1,963.6
===================================================================================================

See Notes to Consolidated Financial Statements

Avery Dennison Corporation

CONSOLIDATED STATEMENT OF INCOME


(In millions, except per share amounts)                                            1996        1995        1994
---------------------------------------------------------------------------------------------------------------
Net sales                                                                      $3,222.5    $3,113.9    $2,856.7
Cost of products sold                                                           2,204.2     2,156.6     1,948.9
---------------------------------------------------------------------------------------------------------------
     Gross profit                                                               1,018.3       957.3       907.8
Marketing, general and administrative expense                                     712.4       689.8       691.9
Net gain on divestitures and restructuring charges                                  2.1         1.5         --
Interest expense                                                                   37.4        44.3        43.0
---------------------------------------------------------------------------------------------------------------
     Income before taxes                                                          270.6       224.7       172.9
Taxes on income                                                                    94.7        81.0        63.5
---------------------------------------------------------------------------------------------------------------
     Net income                                                                $  175.9    $  143.7    $  109.4
===============================================================================================================
     Net income per common share                                               $   1.68    $   1.35    $    .98
     Net income per fully-diluted common share                                     1.62        1.31         .96
===============================================================================================================
Average shares outstanding:
     Common shares                                                                105.0       106.5       111.1
     Fully-diluted common shares                                                  108.3       109.3       113.7
===============================================================================================================
Common shares outstanding at year end                                             103.6       106.1       107.1
===============================================================================================================

See Notes to Consolidated Financial Statements

Avery Dennison Corporation

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                  Cumulative
                                                                     foreign       Cost of               Employee
                                Common   Capital in                 currency   unallocated     Minimum      stock
                             stock, $1    excess of   Retained   translation          ESOP     pension    benefit   Treasury
(Dollars in millions)        par value    par value   earnings    adjustment        shares   liability      trust      stock
----------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1993         $ 124.1      $ 132.4    $ 698.9       $ (10.1)       $(53.2)      $(8.9)        --    $(164.1)

Repurchase of 6.4 million
 shares for treasury                                                                                                  (105.7)
Stock issued under option
 plans, net of tax and
 dividends paid on stock
 held by leveraged ESOPs                       (1.4)                                                                    16.4
Net income                                               109.4
Dividends: $.50 per share                                (55.1)
Translation adjustments, net
 of tax                                                                 26.8
ESOP transactions, net                                                                15.6
Minimum pension liability                                                                          3.9
----------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1994           124.1        131.0      753.2          16.7         (37.6)       (5.0)        --     (253.4)

Repurchase of 1.7 million
 shares for treasury                                                                                                   (35.1)
Stock issued under option
 plans, net of tax and
 dividends paid on stock held
 by leveraged ESOPs                            (1.4)                                                                     8.6
Net income                                               143.7
Dividends: $.55 per share                                (59.1)
Translation adjustments, net
 of tax                                                                 17.1
ESOP transactions, net                                                                10.6
Minimum pension liability                                                                          2.4
----------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1995           124.1        129.6      837.8          33.8         (27.0)       (2.6)        --     (279.9)

Repurchase of 3.8 million
 shares for treasury                                                                                                  (109.3)
Stock issued under option
 plans, net of tax and
 dividends paid on stock
 held by leveraged ESOPs                        9.0                                                                     11.2
Net income                                               175.9
Dividends: $.62 per share                                (68.1)
Translation adjustments, net
 of tax                                                                 (5.5)
Employee stock benefit trust
 transactions, net                            336.8                                                        (644.3)     310.5
ESOP transactions, net                                                                (2.4)
Minimum pension liability                                                                          2.4
----------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1996         $ 124.1      $ 475.4    $ 945.6       $  28.3        $(29.4)      $ (.2)   $(644.3)   $ (67.5)
============================================================================================================================

See Notes to Consolidated Financial Statements

Avery Dennison Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS


(In millions)                                                                             1996          1995           1994
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                             $ 175.9       $ 143.7        $ 109.4
Adjustments to reconcile net income to net cash provided
 by operating activities:
     Depreciation                                                                        100.2          95.3           87.9
     Amortization                                                                         13.2          12.6           14.6
     Net gain on divestitures and restructuring charges                                   (2.1)         (1.5)            --
     Deferred taxes                                                                         .8         (17.6)          (6.7)
     Changes in assets and liabilities, net of the effect of foreign currency translation, business acquisitions and divestitures, and restructuring charges:
           Trade accounts receivable, net                                                  (.9)        (52.5)         (24.6)
           Inventories, net                                                              (18.1)        (18.5)         (19.2)
           Other receivables                                                               1.2           1.8            2.8
           Prepaid expenses                                                                3.7          (5.3)          (2.6)
           Accounts payable and accrued liabilities                                       45.7          18.6           96.4
           Taxes on income                                                               (12.4)         11.4            (.8)
           Long-term retirement benefits and other accrued liabilities                    (3.2)          (.1)           7.8
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                304.0         187.9          265.0
---------------------------------------------------------------------------------------------------------------------------
I N V E S T I N G   A C T I V I T I E S
Purchase of property, plant and equipment                                               (187.6)       (190.3)        (163.3)
Acquisitions, sale of assets and business divestitures                                    12.1          96.7           16.2
Other                                                                                     (2.1)        (19.1)         (10.2)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (177.6)       (112.7)        (157.3)
---------------------------------------------------------------------------------------------------------------------------
F I N A N C I N G   A C T I V I T I E S
Increase in long-term debt                                                                51.0         100.0          100.5
Decrease in long-term debt                                                               (14.3)       (107.9)         (49.3)
Net (decrease) increase in short-term debt                                               (18.8)         40.5          (16.0)
Dividends paid                                                                           (68.1)        (59.1)         (55.1)
Purchase of treasury stock                                                              (109.3)        (35.1)        (105.7)
Other                                                                                      9.9          10.2           15.0
---------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                   (149.6)        (51.4)        (110.6)
---------------------------------------------------------------------------------------------------------------------------
Effect of foreign currency translation on cash balances                                     --            .1             .2
---------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                         (23.2)         23.9           (2.7)
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                              27.0           3.1            5.8
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                 $   3.8       $  27.0        $   3.1
===========================================================================================================================

See Notes to Consolidated Financial Statements

Avery Dennison Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a worldwide manufacturer of pressure-sensitive adhesives and materials, and consumer and converted products. The Company's major markets are in office products, data processing, health care, retail, transportation, industrial and durable goods, food and apparel. The Pressure-sensitive adhesives and materials sector and the Consumer and converted products sector each contribute approximately 50 percent of the Company's total sales. Sales are generated primarily in the United States, continental Europe and the United Kingdom.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Investments in certain affiliates (20 percent to 50 percent ownership) are accounted for by the equity method of accounting. Certain prior year amounts have been reclassified to conform with current year presentation. In addition, all per common share amounts and average common shares outstanding have been restated to reflect the December 1996 two-for-one common stock split effected in the form of a stock dividend.

Fiscal Year

The Company's financial reporting calendar for fiscal years 1996, 1995 and 1994 reflected 52-week periods ending December 28, 1996, December 30, 1995 and December 31, 1994, respectively. Generally each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

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

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased, as cash and cash equivalents. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. At year end 1995, $23.6 million was held in short-term investments. Cash paid for interest and taxes was as follows:

(In millions)                               1996    1995    1994
----------------------------------------------------------------
Interest, net of capitalized amounts      $ 40.0   $46.7   $42.7
Income taxes, net of refunds               115.9    87.2    70.6
================================================================

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 37 percent, 40 percent and 41 percent of inventories before LIFO adjustment at year end 1996, 1995 and 1994, respectively.

     During 1996, certain inventories were reduced resulting in the liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with current costs. The effect was to reduce 1996 cost of products sold by $3.2 million. Inventories at year end were as follows:

(In millions)          1996      1995
-------------------------------------
Raw materials        $ 82.7    $ 78.5
Work-in-process        72.4      72.4
Finished goods        123.4     109.6
LIFO adjustment       (34.1)    (37.3)
-------------------------------------
                     $244.4    $223.2
=====================================

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

Intangibles Resulting From Business Acquisitions

Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net assets acquired and are amortized over a 25-to-40 year period using the straight-line method.

Avery Dennison Corporation

The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 1996 and 1995 was $46.6 million and $40.3 million, respectively.

Foreign Currency Translation

Financial statements of international operations are translated into U.S. dollars at current rates, except for revenue, costs and expenses which are translated at average current rates during each reporting period. Gains and losses resulting from foreign currency transactions, other than those transactions described below, are included in income currently. Gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements are excluded from the statement of income and are recorded directly to a separate component of shareholders' equity. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently.

     Transaction and translation losses decreased net income in 1996, 1995 and 1994, by $1.6 million, $1.8 million, and $1.5 million, respectively.

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

Research and Development

Research and development costs are expensed as incurred. Research and development expense for 1996, 1995 and 1994 was $54.6 million, $52.7 million and $49.1 million, respectively.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". The Company has adopted the disclosure-only provisions of SFAS No. 123. As a result, the Company has disclosed the pro forma amounts of net income and net income per common share as if the compensation cost for the stock option plans had been determined based on the fair value of the outstanding options (see Note 7).

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

Net Income Per Share

Net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding. Common share equivalents outstanding were excluded from the computation as they were not dilutive. Net income per fully-diluted common share is computed by dividing net income by the weighted-average number of common and common share equivalents outstanding. Common share equivalents include shares issuable upon the assumed exercise of outstanding stock options and stock warrants.

Avery Dennison Corporation

Future Accounting Requirements

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The standard revised the guidelines for recognition, measurement and disclosure of transfers and servicing of financial assets and extinguishment of debt. It will be effective for transactions occurring after December 31, 1996.

NOTE 2. DIVESTITURES AND RESTRUCTURING

During the third quarter of 1996, business restructuring actions resulted in a net pretax gain of $2.1 million. The Company sold its equity interest in a label operation in Japan for $28.4 million, resulting in a net gain of $17.9 million. The Company also recorded charges for certain restructuring actions which had an estimated cost of $15.8 million.

     The 1996 restructuring actions included the reorganization of certain manufacturing, distribution and administrative sites. These costs consisted of severance and related costs for approximately 200 positions worldwide ($7.4 million) and the discontinuance of product lines and related asset disposals ($2.1 million). In addition, an asset impairment write-down of $6.3 million was recognized for long-lived assets held in the Company's Consumer and converted products sector.

     Total cash expenditures for the 1996 restructuring program are estimated at $7.4 million of which $5.5 million had been paid by year end 1996; $1.9 million in employee severance costs remained accrued. The Company's 1996 restructuring program is expected to be completed during 1997 and result in estimated annual savings of $9 million to $11 million when fully implemented.

     During 1995, the Company took specific actions to restructure certain businesses to improve future profitability. These actions, which included the sale of non-strategic businesses and restructuring programs, resulted in a net pretax gain of $1.5 million.

     The portion of the North American label converting operations which no longer met the Company's strategy for converting technology was sold during the fourth quarter of 1995 for $95 million. These businesses accounted for approximately 2 percent of the Company's 1995 total sales. The $40.7 million pretax gain on the sale of these businesses was offset by charges related to the Company's 1995 restructuring program.

     The Company's 1995 restructuring program resulted in a one-time pretax charge of $39.2 million and included the closure of four plants and the reorganization of certain manufacturing, distribution and administrative sites. The costs consisted primarily of employee severance and related costs ($16.2 million) for approximately 400 positions worldwide, discontinuance of product lines and related asset write-offs ($13.1 million) and plant closure and other costs ($9.9 million). At year end 1996, $14.1 million remained accrued which related mainly to employee severance and plant closure costs. During 1996, cash expenditures and non-cash charges totaled $9 million and $1.4 million, respectively. The Company's 1995 restructuring program is expected to result in annual savings of $14 million to $17 million when fully implemented.

NOTE 3. DEBT

Long-term debt at year end was as follows:

(In millions)                                          1996      1995
---------------------------------------------------------------------
Medium-term notes (6.1% to 8.0% at year end)         $300.0    $365.0
Domestic variable-rate short-term borrowings
  refinanced on a long-term basis                      51.0        --
Industrial Revenue Bonds (3.7% to 9.9% at
  year end)                                            22.0      22.0
Other long-term debt (7.0% to 8.5% at year end)        20.2      25.9
---------------------------------------------------------------------
                                                      393.2     412.9
Less: Amount classified as current                    (22.5)    (78.9)
---------------------------------------------------------------------
                                                     $370.7    $334.0
=====================================================================

     The Company has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2001, with all amounts borrowed under this agreement due on the same date. The Company may annually extend the revolving period and due date under certain conditions with approval of the banks. The financing available under this revolving credit agreement will be used, as needed, to repay short-term and currently maturing long-term debt, and to finance other corporate requirements.

     In addition to the above revolving credit agreement, the Company had short-term lines of credit available aggregating $305.7 million at the end of 1996, of which $73.7 million was utilized at variable interest rates ranging from 4 to 14 percent.

     During the fourth quarter of 1996, the Company registered with the Securities and Exchange Commission $150 million in principal amount of medium-term notes. At year end 1996, no notes had been issued. Proceeds from the medium-term notes will be used to reduce debt and for other general corporate purposes.

Avery Dennison Corporation

The Company's currently outstanding medium-term notes have maturities from 1997 through 2025 and have a weighted-average interest rate of 7.2 percent.

     The amount of long-term debt outstanding at the end of 1996, which matures during 1997 through 2001, is $22.5 million, $6.2 million, $1 million, $2.1 million and $4.7 million, respectively.

     The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 1996 and 1995, the fair value of the Company's total debt was $408.3 million and $456.1 million, respectively.

     The terms of the various loan agreements in effect at year end require maintenance of specified amounts of consolidated tangible net worth and consolidated net income before interest and taxes to consolidated interest. Under the most restrictive provisions, $163.5 million of retained earnings was not restricted at year end 1996.

     The Company's total interest expense in 1996, 1995 and 1994 was $40.9 million, $47.5 million and $45.7 million, respectively, of which $3.5 million, $3.2 million and $2.7 million, respectively, was capitalized as part of the cost of assets constructed for the Company's use. Included in interest expense was $.4 million for 1996, $.3 million for 1995 and $5.6 million for 1994 relating to the Company's operations in Brazil. The 1994 amount reflects extraordinarily high nominal rates of interest resulting from hyperinflationary conditions in that country, prior to July, 1994.

NOTE 4. FINANCIAL INSTRUMENTS

The Company enters into forward exchange contracts to reduce risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 1996 and 1995, the Company had forward exchange contracts with a notional value of $166.7 million and $221.2 million, respectively, substantially all of which were denominated in European currencies. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. All contracts outstanding have maturities within 12 months. The carrying value approximates the fair value, which, based on quoted market prices of comparable instruments, was a net liability of approximately $4.5 million and $.2 million at the end of 1996 and 1995, respectively.

     The counterparties to forward exchange contracts and interest rate agreements consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate losses.

     At the end of 1996, the Company had letters of credit outstanding totaling $22.6 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximates fair value.

     As of year end 1996 and 1995, approximately 26 percent and 20 percent of trade accounts receivables, respectively, were from 7 domestic customers. While the Company does not require its customers to provide collateral, the financial position and operations of these customers are monitored on an ongoing basis. Although the Company may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

     The Company has an agreement with a bank whereby it has the right to sell certain accounts receivable. The available commitment of this agreement at the end of 1996 was $70 million, subject to limited recourse provisions. At the end of 1996 and 1995, no trade receivables had been sold. Should the agreement be utilized during 1997, the contract will be modified to comply with the future requirements of SFAS No. 125.

NOTE 5. COMMITMENTS

Minimum annual rentals on operating leases for the years 1997 to 2001 are $28.1 million, $24.6 million, $20.8 million, $19.3 million and $18 million, respectively. Operating leases relate primarily to office and warehouse space, EDP and transportation equipment.

     The Company has an agreement to purchase certain information technology services through June 30, 2002; however, the agreement may be terminated at the Company's option on June 30, 2000. Total commitments remaining under the agreement approximated $17.4 million as of December 28, 1996.

     Rent expense for 1996, 1995 and 1994 was $39 million, $39.4 million and $39.7 million, respectively.

Avery Dennison Corporation

NOTE 6. TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)                   1996      1995      1994
-------------------------------------------------------
Current:
     U.S. Federal tax         $ 55.9    $ 51.8    $34.9
     State taxes                12.3      10.2      6.8
     International taxes        28.1      34.6     28.0
-------------------------------------------------------
                                96.3      96.6     69.7
-------------------------------------------------------
Deferred:
     U.S. taxes                 (4.7)     (4.4)    (2.1)
     International taxes         3.1     (11.2)    (4.1)
-------------------------------------------------------
                                (1.6)    (15.6)    (6.2)
-------------------------------------------------------
     Taxes on income          $ 94.7    $ 81.0    $63.5
=======================================================

     The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                             1996      1995     1994
-----------------------------------------------------------------
Computed tax at 35% of income
  before taxes                          $ 94.7    $ 78.7    $60.5
Increase (decrease) in taxes
  resulting from:
     State taxes, net of federal
        tax benefits                       8.0       6.6      4.4
     Other items, net                     (8.0)     (4.3)    (1.4)
-----------------------------------------------------------------
Taxes on income                         $ 94.7    $ 81.0    $63.5
=================================================================

     Consolidated income before taxes for U.S. and international operations was as follows:


(In millions)             1996      1995     1994
-------------------------------------------------
U.S.                    $176.4    $145.3    $97.6
International             94.2      79.4     75.3
-------------------------------------------------
                        $270.6    $224.7   $172.9
=================================================

     U.S. income taxes have not been provided on undistributed earnings of international subsidiaries ($350.5 million at year end 1996) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

     Operating loss carryforwards for international subsidiaries aggregating $48.6 million are available to reduce income taxes payable, of which $19.8 million will expire over the period from 1997 through 2002, while $28.8 million can be carried forward indefinitely.

     Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities were as follows:

(In millions)                                     1996      1995
----------------------------------------------------------------
Accrued expenses not currently deductible       $ 76.7    $ 71.2
Net operating losses and foreign tax
  credit carryforwards                            23.2      17.7
Postretirement and postemployment benefits        11.1      10.6
Pension costs                                     (3.9)      3.3
Valuation allowance                               (6.5)     (8.9)
Depreciation                                     (74.2)    (68.6)
Other items, net                                    --      (2.8)
----------------------------------------------------------------
Total net deferred tax assets                   $ 26.4    $ 22.5
================================================================

NOTE 7. SHAREHOLDERS' EQUITY

Common Stock and Common Stock
Repurchase Program

The Company's Certificate of Incorporation authorizes five million shares of $1 par value preferred stock, with respect to which the Board of Directors may fix the series and terms of issuance, and 200 million shares of $1 par value voting common stock.

     On October 24, 1996, the Company's Board of Directors authorized a two-for-one stock split of the Company's common stock effected in the form of a 100 percent stock dividend to shareholders of record as of December 6, 1996. Par value of $1 per share remained unchanged. An amount equal to the $1 par value of the additional common shares was transferred from capital in excess of par value to common stock. Accordingly, all weighted-average share and per common share amounts, as well as stock plan data, have been restated to reflect the stock split.

     During 1988, the Company issued preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock and since such time the Company has issued such rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $47.50 per one one-hundredth of a share until July 1998. The rights will become exercisable if a person acquires 20 percent or more of the Company's common stock or makes an offer, the consummation of which will result

Avery Dennison Corporation

in the person's owning 20 percent or more of the Company's common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. If a person or group acquires 20 percent or more of the Company's common stock, each right entitles the holder to purchase the Company common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of half a cent per right at any time prior to a person's or group's acquiring 20 percent of the Company's common stock. The 20 percent threshold may be reduced by the Company to as low as 10 percent at any time prior to a person's acquiring a percent of Company stock equal to the lowered threshold.

     The Board of Directors has authorized the repurchase of an aggregate 30.4 million shares of the Company's outstanding common stock. The acquired shares may be reissued under the Company's stock option and incentive plans. At year end 1996, approximately 25.4 million shares had been repurchased pursuant to this authorization.

Stock Option and Incentive Plans

In October 1996, the Company established the Avery Dennison Corporation Employee Stock Benefit Trust (the "Trust") to fund a portion of the Company's obligations arising from various employee benefit plans. The Company sold 18 million shares of treasury stock to the Trust in exchange for a promissory note of $564.8 million that bears an interest rate of 8 percent per annum. The Trust has a 15-year life during which it will utilize the common stock to satisfy certain Company obligations. The common stock in the Trust is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.

     The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to executives may be issued at prices no less than par value. Options granted generally vest ratably over a four year period. Unexercised options expire ten years from the date of grant.

The following table sets forth stock option information relative to all plans:

                                                            1996         1995         1994
                                    ----------------------------    ----------------------
                                    Weighted-average   Number of    Number of    Number of
(Options in thousands)                exercise price     options      options      options
------------------------------------------------------------------------------------------
Outstanding at beginning of year              $15.03    10,224.6      9,650.2     8,796.7
Granted                                        34.67     1,623.0      1,792.1     2,783.0
Exercised                                      11.96    (1,778.9)      (955.3)   (1,565.1)
Forfeited or expired                           18.23      (293.0)      (262.4)     (364.4)
------------------------------------------------------------------------------------------
Outstanding at end of year                     18.76     9,775.7     10,224.6     9,650.2
Options exercisable at year end                          4,670.4      5,309.7     4,964.7
=========================================================================================

     The following table summarizes information on fixed stock options outstanding at December 28, 1996 (options in thousands):

                                                              Options outstanding              Options exercisable
                               --------------------------------------------------   ------------------------------
                                                     Weighted-
                                    Number   average remaining   Weighted-average        Number   Weighted-average
Range of exercise prices       outstanding    contractual life     exercise price   exercisable     exercise price
------------------------------------------------------------------------------------------------------------------
$ 7.54 - $14.00                    4,101.6          4.1 years              $12.24       3,972.5             $12.22
$15.28 - $16.25                    2,382.2          7.6 years               15.79         470.8              15.81
$23.63 - $34.94                    3,291.9          9.4 years               29.03         227.1              23.77
------------------------------------------------------------------------------------------------------------------
                                   9,775.7                                              4,670.4
==================================================================================================================

Avery Dennison Corporation

     Pursuant to SFAS No. 123, no compensation cost was recognized in the Consolidated Statement of Income for the Company's stock option and incentive plans. Had compensation cost for the Company's stock-based compensation plans been recognized, the Company's pro forma net income and net income per common share would have been $165.8 million and $1.58, respectively for 1996 and $137 million and $1.29 for 1995, respectively. Net income per fully-diluted common share would have been $1.53 and $1.25 for 1996 and 1995, respectively.

     The weighted-average fair value of options granted during 1996 and 1995 were $9.51 and $5.87, respectively. Option grant date fair values were determined using a Black-Scholes option pricing value. The underlying assumptions used were:

                                         1996        1995
---------------------------------------------------------
Risk-free interest rate                  6.40%       6.75%
Expected stock price volatility         18.57       17.99
Expected dividend yield                  2.09        2.67
Expected option term                 10 years    10 years
=========================================================

NOTE 8. CONTINGENCIES

The Company has been designated by the U.S. Environmental Protection Agency
(EPA) and/or other responsible state agencies as a potentially responsible party
(PRP) at 17 waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. Litigation has been initiated by a governmental authority with respect to four of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

     The Company has accrued liabilities for all sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the minimum cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites, and sites which could be identified in the future for cleanup, could be higher than the liability currently accrued. Based on current site assessments, management believes the potential liability over the amounts currently accrued would not materially affect the Company.

     The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of the business. In the opinion of management, the resolution of these matters will not materially affect the Company.

NOTE 9. EMPLOYEE RETIREMENT PLANS

Defined Benefit Plans

The Company sponsors a number of defined benefit plans covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets are invested in a diversified portfolio that consists primarily of equity securities. Benefits payable to employees are based primarily on years of service and employees' pay during their employment with the Company. Certain benefits provided by the Company's U.S. defined benefit plan are paid, in part, from an employee stock ownership plan.

The net pension cost and the funded status of the defined benefit plans are summarized as follows:

N E T   P E N S I O N   C O S T
(In millions)                                                               1996       1995        1994
-------------------------------------------------------------------------------------------------------
Service cost                                                              $  9.1     $  8.7      $  9.5
Interest cost                                                               27.0       26.4        24.5
Return on plan assets                                                      (67.3)     (69.9)      (14.0)
Net amortization and deferral                                               28.8       34.6       (20.1)
-------------------------------------------------------------------------------------------------------
Net pension income                                                        $ (2.4)    $  (.2)     $  (.1)
-------------------------------------------------------------------------------------------------------
Assumptions used:
     Weighted-average discount rate                                          7.4%       7.4%        8.0%
     Weighted-average rate of increase in future compensation levels         5.0        5.3         5.4
     Weighted-average expected long-term rate of return on assets            9.7        9.7         9.7
=======================================================================================================

Avery Dennison Corporation


F U N D E D   S T A T U S   O F   P E N S I O N   P L A N S
                                                                         Fully-funded plans      Underfunded plans
------------------------------------------------------------------------------------------------------------------
(In millions)                                                               1996       1995        1996       1995
------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits                                                         $207.2     $196.0      $150.5     $132.3
  Non-vested benefits                                                         .4         .1          .2         .2
------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                             207.6      196.1       150.7      132.5
Effect of projected future salary increases                                 27.8       29.2        15.0       14.9
------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                               235.4      225.3       165.7      147.4
Plan assets at fair value                                                  339.2      304.6       132.3      109.3
------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligation          103.8       79.3       (33.4)     (38.1)
Unrecognized net (gain) loss                                               (16.4)        .7        16.5       19.3
Unrecognized prior service cost                                            (13.6)     (14.6)        7.7        8.0
Unrecognized net asset at year end                                         (22.6)     (24.8)       (1.4)      (1.6)
Adjustment to recognize minimum liability                                     --         --        (7.8)     (10.8)
------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                            $ 51.2     $ 40.6      $(18.4)    $(23.2)
==================================================================================================================

     As a result of changes in assumptions used during 1996 and 1995, an additional liability of $7.8 million and $10.8 million, respectively, is reflected in the Company's balance sheet. These amounts are offset in 1996 and 1995 by a charge to equity of $.2 million and $2.6 million, respectively, and the recording of an intangible pension asset of $7.6 million and $8.2 million, respectively. Consolidated pension expense for 1996, 1995 and 1994 was $1.5 million, $2 million and $2.4 million, respectively.

Defined Contribution Plans

The Company sponsors various defined contribution plans covering its U.S. employees, including a 401(k) savings plan. The Company matches participant contributions to the 401(k) savings plan based on a formula within the plan. The Avery Dennison Corporation Employee Savings Plan (Savings Plan) has a leveraged employee stock ownership plan (ESOP) feature which allows the plan to borrow funds to purchase shares of the Company's common stock at market prices. Savings Plan expense consists primarily of stock contributions from the ESOP feature to participant accounts.

     The Company also maintains another leveraged ESOP for employees not covered by a collective bargaining agreement. This ESOP also borrowed funds to purchase shares of the Company's common stock at market prices.

     ESOP expense is accounted for under three different methodologies: the cost of shares allocated method, the cash flow method and the fair value method. The following table sets forth certain information relating to the Company's ESOPs on a combined basis.

(In millions)                              1996    1995    1994
---------------------------------------------------------------
Interest expense                          $ 2.7   $ 3.4   $ 2.3
Dividends on unallocated ESOP
  shares used for debt service              1.7     1.9     2.3
Total ESOP expense                          8.9     7.5    10.5
Contributions to pay interest and
  principal on ESOP borrowings              8.8     7.4    10.1
===============================================================

     Consolidated expense for all defined contribution plans, including total ESOP expense, for 1996, 1995 and 1994 was $9.3 million, $8.2 million and $11.2 million, respectively. The ESOP shares for 1996 and 1995 were as follows:


(In millions)                1996    1995
-----------------------------------------
Allocated shares              6.7     6.8
Unallocated shares            2.5     2.9
-----------------------------------------
Total ESOP shares held        9.2     9.7
=========================================

Avery Dennison Corporation

     Of the total ESOP shares held, shares accounted for under the fair value method comprised of 167,800 allocated shares and 169,600 unallocated shares at year end 1996. Under the fair value method, unallocated shares were valued at $6.1 million at year end 1996.

Other Postretirement Benefits

The Company provides postretirement health benefits to its retired employees up to the age of 65 under a cost-sharing arrangement, and supplemental Medicare benefits to certain U.S. retirees over the age of 65. The Company's policy is to fund the cost of the postretirement benefits on a cash basis. The following table sets forth the Company's unfunded obligation and amount recognized in the Consolidated Balance Sheet:

(In millions)                                         1996         1995
-----------------------------------------------------------------------
Actuarial present value of benefit obligation:
     Retirees                                        $10.0        $ 5.8
     Fully eligible participants                       4.9          7.8
     Other active participants                        13.5         19.9
-----------------------------------------------------------------------
Accumulated postretirement benefit obligation         28.4         33.5
Plan assets                                             --           --
-----------------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets                 28.4         33.5
Unrecognized net gain (loss)                           3.0         (3.3)
Unrecognized prior service cost                       (1.2)        (1.3)
-----------------------------------------------------------------------
Accrued postretirement benefit obligation            $30.2        $28.9
=======================================================================

Net periodic postretirement benefit costs included the following components:


(In millions)                               1996         1995         1994
--------------------------------------------------------------------------
Service cost                               $ 0.9        $ 1.1        $ 1.2
Interest cost                                1.8          2.2          2.1
Net amortization and deferral                 --           .1           .1
--------------------------------------------------------------------------
Net periodic postretirement expense        $ 2.7        $ 3.4        $ 3.4
==========================================================================

     A health care cost trend rate of 11 percent was assumed for 1996 and will decline 1 percent annually to 6 percent by 2001 and remain at that level. The discount rates assumed for 1996 and 1995 was 7.25 percent. A 1 percent increase in the health care cost trend rate would cause the accumulated postretirement benefit obligation to increase by $3.7 million and service and interest cost to increase by $.4 million for 1996.

Other Retirement Plans

The Company has deferred compensation plans which permit eligible employees and directors to defer a specific portion of their compensation. The deferred compensation, together with certain Company contributions, earn a specified rate of return. As of year end 1996 and 1995, the Company had accrued $57.9 million and $48.2 million, respectively, for its obligations under these plans. The Company's expense, which includes Company contributions and interest expense, was $6 million, $5.6 million and $4 million for 1996, 1995 and 1994, respectively. A portion of the interest may be forfeited by participants in the event employment is terminated before age 55 other than by reason of death, disability or retirement.

     To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $21.6 million and $16.4 million as of year end 1996 and 1995, respectively.

NOTE 10. SECTORS OF BUSINESS OPERATIONS

Effective in the fourth quarter of 1996, the Company realigned the reporting of its businesses from three sectors to two in an effort to better align its reporting with manufacturing processes and end markets. Accordingly, all prior year data has been reclassified to conform with the current realignment of the businesses.

     The Company reports its operations as the production of pressure-sensitive adhesives and materials and the production of consumer and converted products. Operations in the Pressure-sensitive adhesives and materials sector sell primarily to converters and label printers, and includes the Fasson-brand papers, films and foils, specialty tape and specialty chemical businesses. Operations in the Consumer and converted products sector sell primarily to the retail industry and original equipment manufacturers, and includes the Avery-brand labels and other office products, customer label converters, high-performance specialty films and labels, merchant distributors, automotive and fastener businesses.

Avery Dennison Corporation

     During the third quarter of 1996, the Company sold its equity interest in a label operation in Japan. A $17.9 million gain was recorded in Corporate administrative and research and development expenses during 1996. In addition, the Company recorded an impairment for long-lived assets and restructuring actions, which combined, had an estimated pretax cost of $15.8 million.

     During the fourth quarter of 1995, the Company sold a portion of its North American label converting operations. These businesses accounted for approximately 4 percent, or $63 million, of the 1995 Consumer and converted products' sector sales. A $40.7 million gain from restructuring activities was recorded in the Consumer and converted products sector's income from operations before interest and taxes during 1995. The businesses sold, excluding the gain on sale and restructuring charges, accounted for $2.6 million of the Consumer and converted products sector's profitability for 1995.

     Intersector sales are recorded at or near market prices and are eliminated in determining consolidated sales. Income from operations represents total revenue less operating expenses. General corporate expenses, interest expense and taxes on income are excluded from the computation of income from operations. Beginning in 1996, the Company adopted a revised allocation methodology which more appropriately allocates corporate administrative expenses to each sector. The effect of this revised methodology increased expenses allocated to the two sectors by $7.8 million and $6.6 million for 1995 and 1994, respectively.

     Financial information by industry and geographic sectors is set forth below:

(In millions)                              1996(1)       1995(2)       1994
---------------------------------------------------------------------------
Sales by industry sector:
  Pressure-sensitive adhesives
    and materials                      $1,693.5      $1,589.7      $1,389.7
  Consumer and converted
    products                            1,670.5       1,588.6       1,488.6
  Intersector                            (141.5)       (128.1)       (106.8)
  Divested operations                        --          63.7          85.2
---------------------------------------------------------------------------
  Net sales                            $3,222.5      $3,113.9      $2,856.7
===========================================================================
Income (loss) from operations
  before interest and taxes:
  Pressure-sensitive adhesives
    and materials                      $  157.7      $  144.8      $  138.8
  Consumer and converted
    products                              159.0         147.8         102.1
  Divested operations                        --            .1          (3.0)
---------------------------------------------------------------------------
                                          316.7         292.7         237.9
Corporate administrative and
  research and development
  expenses                                 (8.7)        (23.7)        (22.0)
Interest expense                          (37.4)        (44.3)        (43.0)
---------------------------------------------------------------------------
Income before taxes                    $  270.6      $  224.7      $  172.9
===========================================================================
Identifiable assets by
  industry sector:
  Pressure-sensitive adhesives
    and materials                      $  970.4      $  886.5      $  789.8
  Consumer and converted
    products                              883.0         857.3         796.9
  Intersector                             (30.0)        (26.6)        (24.5)
  Corporate and divested
    operations                            213.3         246.4         200.9
---------------------------------------------------------------------------
  Total assets                         $2,036.7      $1,963.6      $1,763.1
===========================================================================

(1) Fiscal 1996 results include a pretax gain of $17.9 million from the sale of its equity interest in a label operation in Japan which was included in Corporate's administrative expense. Fiscal 1996 results also include pretax restructuring charges of $15.8 million. The restructuring charges were allocated as follows: $7.1 million to the Pressure-sensitive adhesives and materials sector and $8.7 million to the Consumer and converted products sector.

(2) Fiscal 1995 results include a pretax gain of $40.7 million from the sale of a portion of its North American label converting operations and was included in the Consumer and converted products 1995 operating results. Fiscal 1995 results also include pretax restructuring charges of $39.2 million. The restructuring charges were allocated as follows: $15.1 million to the Pressure-sensitive adhesives and materials sector and $24.1 million to the Consumer and converted products sector.

       The 1996 and 1995 restructuring charges, along with the gains on divestiture, were reported in the "Net gain on divestitures and restructuring charges" line of the Consolidated Statement of Income.

Avery Dennison Corporation


(In millions)                           1996(1)         1995(2)          1994
-----------------------------------------------------------------------------
Sales by geographic sector:
     U.S.                           $2,056.1        $1,946.4         $1,800.1
     International                   1,206.7         1,143.1            997.2
     Intersector                       (40.3)          (39.3)           (25.8)
     Divested operations                  --            63.7             85.2
-----------------------------------------------------------------------------
Net sales                           $3,222.5        $3,113.9         $2,856.7
=============================================================================
Income (loss) from operations
  before interest and taxes:
     U.S.                           $  232.3        $  214.1         $  182.7
     International                      84.4            78.5             58.2
     Divested operations                  --              .1             (3.0)
-----------------------------------------------------------------------------
                                       316.7           292.7            237.9
Corporate administrative and
  research and development
  expenses                              (8.7)          (23.7)           (22.0)
Interest expense                       (37.4)          (44.3)           (43.0)
-----------------------------------------------------------------------------
Income before taxes                 $  270.6        $  224.7         $  172.9
=============================================================================
Identifiable assets by
  geographic sector:
     U.S.                           $1,051.9        $1,009.5         $  906.1
     International                     792.6           723.1            666.0
     Intersector                       (21.1)          (15.4)            (9.9)
     Corporate and divested
       operations                      213.3           246.4            200.9
-----------------------------------------------------------------------------
     Total assets                   $2,036.7        $1,963.6         $1,763.1
=============================================================================

(1) The 1996 restructuring charges were allocated as follows: $13.8 million to the U.S. sector and $2 million to the International sector. In addition, the 1996 pretax gain of $17.9 million from the sale of its equity interest in a label operation in Japan, was included in Corporate's administrative expense.

(2) The 1995 restructuring charges were allocated as follows: $18.8 million to the U.S. sector and $20.4 million to the International sector. In addition, the 1995 pretax gain from the sale of its North American label converting operations was allocated as follows: $38.4 million to the U.S. sector and $2.3 million to the International sector.

     The Company's international operations, conducted primarily in continental Europe and the United Kingdom, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company's business.

     Identifiable assets are those assets of the Company which are identifiable with the operations in each industry or geographic sector. Corporate assets consist principally of Corporate property, plant and equipment, tax related asset accounts and other non-operating assets. Intersector receivables are eliminated in determining consolidated identifiable assets.

     Capital expenditures and depreciation expense by industry sector are set forth below:

(In millions)                            1996      1995      1994
-----------------------------------------------------------------
Capital expenditures:
  Pressure-sensitive adhesives
    and materials                      $100.8    $100.5    $104.3
  Consumer and converted
    products                             79.8      78.7      45.1
  Corporate and divested
    operations                            7.0      11.1      13.9
-----------------------------------------------------------------
                                       $187.6    $190.3    $163.3
=================================================================
Depreciation expense:
  Pressure-sensitive adhesives
    and materials                      $ 49.4    $ 40.9    $ 36.7
  Consumer and converted
    products                             41.2      42.5      39.8
  Corporate and divested
    operations                            9.6      11.9      11.4
-----------------------------------------------------------------
                                       $100.2    $ 95.3    $ 87.9
=================================================================

NOTE 11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In millions, except               First    Second     Third        Fourth
per common share data)           Quarter   Quarter   Quarter(1)    Quarter(2), (3)
--------------------------------------------------------------------------
1996(1), (3)
     Net sales                    $796.6    $797.7    $819.3        $808.9
     Gross profit                  246.7     248.4     260.5         262.7
     Net income                     40.0      41.6      46.6          47.7
     Net income per
     common share                    .38       .39       .45           .46
--------------------------------------------------------------------------
1995(2)
     Net sales                    $773.2    $780.5    $783.5        $776.7
     Gross profit                  244.8     239.0     235.0         238.5
     Net income                     34.5      35.7      35.8          37.7
     Net income per
     common share                    .32       .34       .34           .35
--------------------------------------------------------------------------
1994
     Net sales                    $667.7    $718.6    $733.7        $736.7
     Gross profit                  212.5     227.7     232.6         235.0
     Net income                     25.2      27.9      27.8          28.5
     Net income per
     common share                    .22       .25       .25           .26
==========================================================================

Per common share amounts for all periods shown have been restated to reflect the December 1996 two-for-one common stock split.

(1) Net income for the third quarter of 1996 includes income of $1.4 million, or $.01 per common share, related to the net gain on divestiture and restructuring charges.

(2) Net income for the fourth quarter of 1995 includes income of $1 million, or $.01 per common share, related to the net gain on divestitures and restructuring charges.

(3) During the fourth quarter of 1996, certain inventories were reduced, resulting in the liquidation of LIFO inventory. The effect was to reduce cost of products sold by $1.7 million.

Avery Dennison Corporation

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Avery Dennison:

We have audited the accompanying consolidated balance sheet of Avery Dennison Corporation and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion the financial statements referred to above, which appear on pages 42 through 56 of this Annual Report, present fairly, in all material respects, the consolidated financial position of Avery Dennison Corporation and subsidiaries as of December 28, 1996 and December 30, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.

Coopers & Lybrand L.L.P.
Los Angeles, California
January 28, 1997

Avery Dennison Corporation

CORPORATE INFORMATION

C O U N S E L

Latham & Watkins
Los Angeles

I N D E P E N D E N T   A C C O U N T A N T S

Coopers & Lybrand L.L.P.
Los Angeles

T R A N S F E R   A G E N T - R E G I S T R A R

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ  07303-2500
(800) 756-8200

A N N U A L   M E E T I N G

The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 24, 1997, in the Conference Center of the Avery Dennison Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

D I V I D E N D   R E I N V E S T M E N T   P L A N

Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price.

Shareholders can also invest optional cash payments of up to $3,000 per month in Avery Dennison common stock at market price.

Avery Dennison investors not yet participating in the plan, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the plan by writing to First Chicago Trust Company of New York, Attn. Avery Dennison Corporation Dividend Reinvestment Plan, P.O. Box 2598, Jersey City, NJ 07303-2598, (800) 756-8200.

F O R M   1 0 - K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation.

C O R P O R A T E   H E A D Q U A R T E R S

150 North Orange Grove Boulevard
Pasadena, California  91103
(818) 304-2000

M A I L I N G   A D D R E S S

P.O. Box 7090
Pasadena, California  91109-7090
Fax:  (818) 792-7312

I N V E S T O R   R E L A T I O N S   C O N T A C T

Wayne H. Smith, Vice President and Treasurer
(818) 304-2000
investorcom@averydennison.com

Worldwide Web Sites
http: //www.averydennison.com
http: //www.avery.com (direct address for Avery-brand office and consumer products)
http: //www.fasson.com (direct address for Fasson-brand products)

S T O C K   A N D   D I V I D E N D   D A T A (1)

Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges. Ticker symbol: AVY.

                                         1996                     1995
                                 ------------------       -------------------
                                   High         Low          High        Low
-----------------------------------------------------------------------------
Market Price
First Quarter                    28 1/2      23 7/8       20 3/16     16 5/8
Second Quarter                   29 1/16     27           21 7/8      19 1/2
Third Quarter                    27 3/4      25           21          19 5/8
Fourth Quarter                   35 7/8      27 11/16     25 1/16     20 7/16
-----------------------------------------------------------------------------
Prices shown represent closing prices on the NYSE.

                                                 1996                    1995
-----------------------------------------------------------------------------
Dividends Per Common Share
First Quarter                                     .15                    .135
Second Quarter                                    .15                    .135
Third Quarter                                     .15                    .135
Fourth Quarter                                    .17                    .150
-----------------------------------------------------------------------------
Number of shareholders of record as of year end 1996:  10,949

(1) Market price and dividend per common share amounts were restated to reflect the December 1996 two-for-one common stock split.

The following products mentioned in this Annual Report are trademarks of Avery Dennison Corporation: Avery, Avcoat, Avery Computer Central, Avery Dennison, BinderPack, Direct Print, Avery Kids, Avery Wizard, Avloy, ClearADvantage, Dry Paint, DualSharp, EXACT, FasClear, Fasson, Mirage, NotePack, PencilPack, PRIMAX, SmartFolio, and StaySharp.

All other brands and product names are trademarks of their respective companies.