Form 10-K, Exhibit 13
period 1997-12-27
AVERY DENNISON CORPORATION
filed 1998-03-26
CIK 8818

ELEVEN-YEAR SUMMARY                                   Avery Dennison Corporation

                                                       Compound
                                                      Growth Rate                            1997                            1996
                                              -------------------------
(In millions, except per share amounts)         5 Year        10 Year       Dollars             %           Dollars             %
----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                         5.0%          4.4%       $3,345.7         100.0          $3,222.5         100.0

Gross profit                                      5.3           4.0         1,082.7          32.4           1,018.3          31.6

Marketing, general and administrative
  expense (1), (2)                                2.1           2.6           739.8          22.1             712.4          22.1

Interest expense                                 (5.6)          (.2)           31.7            .9              37.4           1.2

Income before taxes                              19.0           9.0           311.2           9.3             270.6           8.4

Taxes on income                                  16.3           5.8           106.4           3.2              94.7           2.9

Net income                                       20.7          11.3           204.8           6.1             175.9           5.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                             1997                            1996
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION (3)

Net income per common share                      24.7          13.1                      $   1.99                        $   1.68

Net income per common share, assuming
  dilution                                       23.9           n/a                          1.93                            1.63

Dividends per common share                       11.9          13.1                           .72                             .62

Average common shares outstanding                (3.1)         (1.6)                        103.1                           105.0

Average common shares outstanding,
  assuming dilution                              (2.7)          n/a                         106.1                           107.6

Book value at fiscal year end                     3.7           3.6                      $   8.18                        $   8.03

Market price at fiscal year end                  24.9          16.7                         43.75                           35.88

Market price range                                                                          33.38                           23.88
                                                                                               to                              to
                                                                                            44.13                           35.88
----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                                                          $  163.6                        $  110.6

Property, plant and equipment, net                                                          985.3                           962.7

Total assets                                                                              2,046.5                         2,036.7

Long-term debt                                                                              404.1                           370.7

Total debt                                                                                  447.7                           466.9

Shareholders' equity                                                                        837.2                           832.0

Number of employees                                                                        16,200                          15,800
----------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                                                     $  105.5                        $  100.2

Research and development expense                                                             61.1                            54.6

Effective tax rate                                                                           34.2%                           35.0%

Long-term debt as a percent of
  total long-term capital                                                                    32.6                            30.8

Total debt as a percent of total
  capital                                                                                    34.8                            35.9

Return on average shareholders'
  equity (percent)                                                                           24.8                            21.4

Return on average total capital
  (percent)                                                                                  18.1                            16.4
----------------------------------------------------------------------------------------------------------------------------------






                                                                      1995                            1994

(In millions, except per share amounts)              Dollars             %            Dollars            %
----------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                             $3,113.9        100.0          $2,856.7        100.0

Gross profit                                             957.3         30.7             907.8         31.8

Marketing, general and administrative
  expense (1), (2)                                       689.8         22.2             691.9         24.2

Interest expense                                          44.3          1.4              43.0          1.5

Income before taxes                                      224.7          7.2             172.9          6.1

Taxes on income                                           81.0          2.6              63.5          2.2

Net income                                               143.7          4.6             109.4          3.8
----------------------------------------------------------------------------------------------------------
                                                                       1995                           1994
----------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION (3)
Net income per common share                                        $   1.35                       $    .98

Net income per common share, assuming
  dilution                                                             1.32                            .97

Dividends per common share                                              .55                            .50

Average common shares outstanding                                     106.5                          111.1

Average common shares outstanding,
  assuming dilution                                                   108.5                          112.3

Book value at fiscal year end                                      $   7.69                       $   6.81

Market price at fiscal year end                                       25.07                          17.75

Market price range                                                    16.63                          13.32
                                                                         to                             to
                                                                      25.07                          17.88
----------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                                    $  127.6                       $  122.8

Property, plant and equipment, net                                    907.4                          831.6

Total assets                                                        1,963.6                        1,763.1

Long-term debt                                                        334.0                          347.3

Total debt                                                            449.4                          420.7

Shareholders' equity                                                  815.8                          729.0

Number of employees                                                  15,500                         15,400
----------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                               $   95.3                       $   87.9

Research and development expense                                       52.7                           49.1

Effective tax rate                                                     36.0%                          36.7%

Long-term debt as a percent of
  total long-term capital                                              29.0                           32.3

Total debt as a percent of total
  capital                                                              35.5                           36.6

Return on average shareholders'
  equity (percent)                                                     18.6                           14.8

Return on average total capital
  (percent)                                                            14.4                           12.1
-----------------------------------------------------------------------------------------------------------

(1) In 1990, the Company incurred $85.2 million in pretax charges related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $.58 per common share.

(2) In 1987, a restructuring resulted in pretax charges of $25.2 million, which decreased net income by $25 million, or $.21 per common share.

(3) The Company adopted the new net income per share standard during 1997. Prior year amounts have been restated in accordance with the new standard. Diluted net income per common share information was not available prior to 1992.

ELEVEN-YEAR SUMMARY                                  Avery Dennison Corporation


                                                      1993                1992                  1991                 1990/(1)/

(In millions, except per share amounts)   Dollars        %     Dollars       %        Dollars      %         Dollars       %
------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                $  2,608.7  100.0     $2,622.9  100.0        $2,545.1  100.0        $2,590.2  100.0

Gross profit                                  818.1   31.4        838.2   32.0           796.2   31.3           808.3   31.2

Marketing, general and administrative
  expense (1), (2)                            642.7   24.6        665.7   25.4           653.9   25.7           752.7   29.1

Interest expense                               43.2    1.7         42.3    1.6            37.5    1.5            40.0    1.5

Income before taxes                           132.2    5.1        130.2    5.0           104.8    4.1            15.6     .6

Taxes on income                                48.9    1.9         50.1    1.9            41.8    1.6             9.7     .4

Net income                                     84.4    3.2         80.1    3.1            63.0    2.5             5.9     .2
------------------------------------------------------------------------------------------------------------------------------
                                                      1993                1992                   1991                   1990
------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION (3)

Net income per common share                       $    .73            $    .66               $    .51               $    .05

Net income per common share, assuming
  dilution                                             .72                 .66                    n/a                    n/a

Dividends per common share                             .45                 .41                    .38                    .32

Average common shares outstanding                    115.9               120.8                  123.9                  123.9

Average common shares outstanding,
  assuming dilution                                  116.9               121.8                    n/a                    n/a

Book value at fiscal year end                     $   6.40            $   6.82               $   6.73               $   6.83

Market price at fiscal year end                      14.69               14.38                  12.69                  10.75

Market price range                                   12.75               11.63                   9.69                   7.82
                                                        to                  to                     to                     to
                                                     15.57               14.44                  12.75                  16.50
--------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                   $  141.6            $  222.6               $  226.0               $  298.8

Property, plant and equipment, net                   758.5               779.9                  814.2                  821.7

Total assets                                       1,639.0             1,684.0                1,740.4                1,890.3

Long-term debt                                       311.0               334.8                  329.5                  376.0

Total debt                                           397.5               427.5                  424.0                  510.4

Shareholders' equity                                 719.1               802.6                  825.0                  846.3

Number of employees                                 15,750              16,550                 17,095                 18,816
--------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                              $   84.1            $   83.8               $   83.1               $   80.8

Research and development expense                      45.5                46.7                   48.7                   53.7

Effective tax rate                                    37.0%               38.5%                  39.9%                  62.2%

Long-term debt as a percent of
  total long-term capital                             30.2                29.4                   28.5                   30.8

Total debt as a percent of total
  capital                                             35.6                34.8                   33.9                   37.6

Return on average shareholders'
  equity (percent)                                    11.0                 9.7                    7.7                     .7

Return on average total capital
  (percent)                                            9.3                 8.3                    6.7                    1.5
--------------------------------------------------------------------------------------------------------------------------------
                                                        1989                    1988                     1987/(2)/

(In millions, except per share amounts)    Dollars        %        Dollars        %           Dollars        %
------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                 $2,490.9      100.0     $2,291.4      100.0        $2,165.1      100.0

Gross profit                                 806.7       32.4        780.2       34.0           734.6       33.9

Marketing, general and administrative
  expense (1), (2)                           591.0       23.7        554.7       24.2           571.2       26.4

Interest expense                              35.1        1.4         35.5        1.5            32.4        1.5

Income before taxes                          180.6        7.3        190.0        8.3           131.0        6.1

Taxes on income                               66.4        2.7         73.0        3.2            60.8        2.8

Net income                                   114.2        4.6        117.0        5.1            70.2        3.2
------------------------------------------------------------------------------------------------------------------------------
                                                          1989                    1988                       1987
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION (3)
Net income per common share                          $    .92                $    .95                   $    .58

Net income per common share, assuming
  dilution                                                n/a                     n/a                        n/a

Dividends per common share                                .27                     .23                        .21

Average common shares outstanding                       124.2                   123.4                      120.6

Average common shares outstanding,
  assuming dilution                                       n/a                     n/a                        n/a

Book value at fiscal year end                        $   6.55                $   6.25                   $   5.75

Market price at fiscal year end                         15.94                   11.00                       9.32

Market price range                                      10.50                    8.57                       8.00
                                                           to                      to                         to
                                                        15.94                   13.00                      14.57
------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                      $  323.9                $  314.3                   $  325.8

Property, plant and equipment, net                      714.1                   667.3                      574.2

Total assets                                          1,715.9                 1,652.2                    1,558.5

Long-term debt                                          317.8                   298.8                      301.0

Total debt                                              418.9                   411.3                      393.2

Shareholders' equity                                    811.3                   769.6                      705.9

Number of employees                                    19,215                  19,114                     19,360
------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                 $   71.5                $   63.8                   $   58.8

Research and development expense                         51.0                    47.4                       41.5

Effective tax rate                                       36.8%                   38.4%                      46.4%

Long-term debt as a percent of
  total long-term capital                                28.1                    28.0                       29.9

Total debt as a percent of total
  capital                                                34.1                    34.8                       35.8

Return on average shareholders'
  equity (percent)                                       14.7                    16.0                       10.5

Return on average total capital
  (percent)                                              12.0                    12.7                        8.3
------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheet                            Avery Dennison Corporation

(Dollars in millions)                                                                      1997        1996
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                              $    3.3    $    3.8
  Trade accounts receivable, less allowance for doubtful accounts
    of $15.6 and $17.5 for 1997 and 1996, respectively                                      457.7       448.5
  Inventories, net                                                                          230.1       244.4
  Other receivables                                                                          28.3        25.7
  Prepaid expenses                                                                           19.6        17.8
  Deferred taxes                                                                             54.5        64.3
-------------------------------------------------------------------------------------------------------------
    Total current assets                                                                    793.5       804.5
Property, plant and equipment, at cost:
  Land                                                                                       35.4        37.7
  Buildings                                                                                 389.3       405.3
  Machinery and equipment                                                                 1,230.1     1,180.3
  Construction-in-progress                                                                  135.7       144.6
-------------------------------------------------------------------------------------------------------------
                                                                                          1,790.5     1,767.9
  Accumulated depreciation                                                                  805.2       805.2
-------------------------------------------------------------------------------------------------------------
                                                                                            985.3       962.7
Intangibles resulting from business acquisitions, net                                       133.7       135.9
Non-current deferred taxes                                                                    6.8         7.1
Other assets                                                                                127.2       126.5
-------------------------------------------------------------------------------------------------------------
                                                                                         $2,046.5    $2,036.7
=============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term and current portion of long-term debt                                       $   43.6    $   96.2
  Accounts payable                                                                          245.3       230.7
  Accrued payroll and employee benefits                                                     115.8       134.3
  Other accrued liabilities                                                                 202.1       208.2
  Income taxes payable                                                                       20.9        23.0
  Deferred taxes                                                                              2.2         1.5
-------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                               629.9       693.9
Long-term debt                                                                              404.1       370.7
Long-term retirement benefits and other accrued liabilities                                 125.1        96.6
Non-current deferred taxes                                                                   50.2        43.5
Shareholders' equity
  Common stock, $1 par value, authorized - 400,000,000 shares and
    200,000,000 shares at year end 1997 and 1996, respectively; issued -
    124,126,624 shares at year end 1997 and 1996                                            124.1       124.1
  Capital in excess of par value                                                            592.5       475.4
  Retained earnings                                                                       1,063.6       945.6
  Cumulative foreign currency translation adjustment                                        (21.4)       28.3
  Cost of unallocated ESOP shares                                                           (23.4)      (29.4)
  Minimum pension liability                                                                  (1.1)        (.2)
  Employee stock trusts, 16,693,347 shares and
    17,959,358 shares at year end 1997 and 1996, respectively                              (730.3)     (644.3)
  Treasury stock at cost, 5,053,046 shares and
    2,551,808 shares at year end 1997 and 1996, respectively                               (166.8)      (67.5)
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                  837.2       832.0
-------------------------------------------------------------------------------------------------------------
                                                                                         $2,046.5    $2,036.7
=============================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Income                     Avery Dennison Corporation

(In millions, except per share amounts)                                        1997                1996                1995
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $3,345.7            $3,222.5            $3,113.9

Cost of products sold                                                         2,263.0             2,204.2             2,156.6

-----------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                1,082.7             1,018.3               957.3

Marketing, general and administrative expense                                   739.8               712.4               689.8

Net gain on divestitures and restructuring charges                                  -                 2.1                 1.5

Interest expense                                                                 31.7                37.4                44.3

-----------------------------------------------------------------------------------------------------------------------------
  Income before taxes                                                           311.2               270.6               224.7

Taxes on income                                                                 106.4                94.7                81.0

-----------------------------------------------------------------------------------------------------------------------------
  Net income                                                                 $  204.8            $  175.9            $  143.7
=============================================================================================================================
Per share amounts:
  Net income per common share                                                $   1.99            $   1.68            $   1.35

  Net income per common share,
  assuming dilution                                                              1.93                1.63                1.32


  Dividends                                                                       .72                 .62                 .55

Average shares outstanding:
  Common shares                                                                 103.1               105.0               106.5

  Common shares, assuming dilution                                              106.1               107.6               108.5

=============================================================================================================================
Common shares outstanding at year end                                           102.4               103.6               106.1

=============================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity        Avery Dennison Corporation

                                                                                               Cumulative
                                                                                                foreign             Cost of
                                                 Common        Capital in                       currency          unallocated
                                                stock, $1      excess of         Retained      translation          ESOP
(Dollars in millions)                           par value      par value         earnings      adjustment          shares
--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1994                            $124.1          $131.0        $  753.2          $ 16.7            $(37.6)
Repurchase of 1.7 million shares
  for treasury
Stock issued under option plans,
  net of tax and dividends paid on
  stock held in stock trusts                                        (1.4)
Net income                                                                         143.7
Dividends: $.55 per share                                                          (59.1)
Translation adjustments, net of tax                                                                 17.1
ESOP transactions, net                                                                                                10.6
Minimum pension liability
--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1995                             124.1           129.6           837.8            33.8             (27.0)
Repurchase of 3.8 million shares
  for treasury
Stock issued under option plans,
  net of tax and dividends paid on
  stock held in stock trusts                                         9.0
Net income                                                                         175.9
Dividends: $.62 per share                                                          (68.1)
Translation adjustments, net of tax                                                                 (5.5)
Employee stock benefit trust
  transactions, net                                                336.8
ESOP transactions, net                                                                                                (2.4)
Minimum pension liability
--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1996                             124.1           475.4           945.6            28.3             (29.4)
Repurchase of 2.5 million shares
  for treasury
Stock issued under option plans,
  net of tax and dividends paid on
  stock held in stock trusts                                       (17.3)
Net income                                                                         204.8
Dividends: $.72 per share                                                          (86.8)
Translation adjustments, net of tax                                                                (49.7)
Employee stock benefit trust
  market value adjustment                                          134.4
ESOP transactions, net                                                                                                 6.0
Minimum pension liability
--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1997                            $124.1          $592.5        $1,063.6          $(21.4)           $(23.4)
================================================================================================================================

Consolidated Statement of
Shareholders' Equity (Continued)                      Avery Dennison Corporation

                                                   Minimum        Employee
                                                   pension          stock       Treasury
(Dollars in millions)                              liability       trusts         stock
------------------------------------------------------------------------------------------
Fiscal year ended 1994                              $(5.0)             --        $(253.4)
Repurchase of 1.7 million shares
  for treasury                                                                     (35.1)
Stock issued under option plans,
  net of tax and dividends paid on
  stock held in stock trusts                                                         8.6
Net income
Dividends: $.55 per share
Translation adjustments, net of tax
ESOP transactions, net
Minimum pension liability                            2.4
---------------------------------------------------------------------------------------
Fiscal year ended 1995                              (2.6)             --         (279.9)
Repurchase of 3.8 million shares
  for treasury                                                                   (109.3)
Stock issued under option plans,
  net of tax and dividends paid on
  stock held in stock trusts                                                       11.2
Net income
Dividends: $.62 per share
Translation adjustments, net of tax
Employee stock benefit trust
  transactions, net                                               (644.3)         310.5
ESOP transactions, net
Minimum pension liability                            2.4
---------------------------------------------------------------------------------------
Fiscal year ended 1996                              (0.2)         (644.3)         (67.5)
Repurchase of 2.5 million shares
  for treasury                                                                    (99.3)
Stock issued under option plans,
  net of tax and dividends paid on
  stock held in stock trusts                                        48.4
Net income
Dividends: $.72 per share
Translation adjustments, net of tax
Employee stock benefit trust
  market value adjustment                                         (134.4)
ESOP transactions, net
Minimum pension liability                            (.9)
---------------------------------------------------------------------------------------
Fiscal year ended 1997                             $(1.1)        $(730.3)       $(166.8)
=======================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows                 Avery Dennison Corporation



(In millions)                                                                           1997              1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                              $ 204.8           $ 175.9           $ 143.7
Adjustments to reconcile net income to net cash provided
 by operating activities:
 Depreciation                                                                             105.5             100.2              95.3
 Amortization                                                                              11.3              13.2              12.6
 Net gain on divestitures and restructuring charges                                           -              (2.1)             (1.5)
 Deferred taxes                                                                             9.4                .8             (17.6)
 Changes in assets and liabilities, net of the effect of foreign currency translation, business acquisitions and divestitures, and restructuring charges:
  Trade accounts receivable, net                                                          (26.6)              (.9)            (52.5)
  Inventories, net                                                                          5.7             (18.1)            (18.5)
  Other receivables                                                                        (4.8)              1.2               1.8
  Prepaid expenses                                                                         (1.6)              3.7              (5.3)
  Accounts payable and accrued liabilities                                                 44.6              45.7              18.6
  Taxes on income                                                                          25.5             (12.4)             11.4
  Long-term retirement benefits and other accrued liabilities                              (5.4)             (3.2)              (.1)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 368.4             304.0             187.9
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                (177.3)           (187.6)           (190.3)
Net proceeds from sale of assets, business divestitures
 and acquisitions                                                                           4.6              12.1              96.7
Other                                                                                     (16.3)             (2.1)            (19.1)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                    (189.0)           (177.6)           (112.7)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in long-term debt                                                                 60.0                 -             100.0
Decrease in long-term debt                                                                (52.7)            (14.3)           (107.9)
Net (decrease) increase in short-term debt                                                (22.0)             32.2              40.5
Dividends paid                                                                            (86.8)            (68.1)            (59.1)
Purchase of treasury stock                                                                (99.3)           (109.3)            (35.1)
Proceeds from exercise of stock options                                                    13.3              13.5               7.2
Other                                                                                       7.9              (3.6)              3.0
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                    (179.6)           (149.6)            (51.4)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of foreign currency translation on cash balances                                     (.3)                -                .1
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                            (.5)            (23.2)             23.9
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                3.8              27.0               3.1
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                  $   3.3           $   3.8           $  27.0
===================================================================================================================================

See Notes to Consolidated Financial Statements

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

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of all majority-owned subsidiaries. All intercompany accounts, transactions and profits are eliminated. Investments in certain affiliates (20 percent to 50 percent ownership) are accounted for by the equity method of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.

FISCAL YEAR

The Company's 1997, 1996 and 1995 fiscal years reflected 52-week periods ending December 27, 1997, December 28, 1996 and December 30, 1995, respectively. The Company's fiscal years consist of 52 or 53 weeks and generally end on the Saturday closest to the calendar year end.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)                                1997            1996          1995
-------------------------------------------------------------------------------
Interest, net of capitalized amounts        $31.5           $ 40.0        $46.7
Income taxes, net of refunds                 88.1            115.9         87.2
===============================================================================

                                                      Avery Dennison Corporation

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 35 percent, 37 percent and 40 percent of inventories before LIFO adjustment at year end 1997, 1996 and 1995, respectively.

During 1997 and 1996, certain inventories were reduced resulting in the liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with current costs. The effect was to reduce 1997 and 1996 cost of products sold by $4.2 million and $3.2 million, respectively. Inventories at year end were as follows:

(In millions)                              1997                 1996
-------------------------------------------------------------------------------
Raw materials                            $ 74.4               $ 82.7
Work-in-progress                           70.9                 72.4
Finished goods                            114.7                123.4
LIFO adjustment                           (29.9)               (34.1)
-------------------------------------------------------------------------------
                                         $230.1               $244.4
===============================================================================

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

INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net assets acquired and are amortized over a 25-to-40 year period using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 1997 and 1996 was $49.4 million and $46.6 million, respectively.

FOREIGN CURRENCY TRANSLATION

All assets and liability accounts of international operations are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the average currency rate which prevailed during the fiscal year. Gains and losses resulting from foreign currency transactions, other than those transactions described below, are included in income currently. Gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements are excluded from the statement of income and are recorded directly to a separate component of shareholders' equity. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently.

Transaction and translation losses decreased net income in 1997, 1996 and 1995, by $1.5 million, $1.6 million, and $1.8 million, respectively.

                                                      Avery Dennison Corporation

FINANCIAL INSTRUMENTS

The Company enters into foreign exchange forward and option contracts and interest rate contracts to manage exposure to fluctuations in foreign currency exchange and interest rates. The Company does not hold or purchase any foreign currency or interest rate contracts for trading purposes.

Foreign exchange forward and option contracts that hedge existing assets, liabilities or firm commitments are measured at fair value and the related gains and losses on these contracts are recognized in net income currently. Foreign exchange forward and option contracts that hedge forecasted transactions are measured at fair value and the related gains and losses on these contracts are deferred and subsequently recognized in net income in the period in which the underlying transaction is consummated. In the event that an anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in net income currently.

Gains and losses resulting from foreign exchange forward and option contracts are recorded in the same category as the related item being hedged. Cash flows from the use of financial instruments are reported in the same category as the hedged item in the Consolidated Statement of Cash Flows. Gains and losses on contracts used to hedge the value of investments in certain foreign subsidiaries are included in the cumulative foreign currency translation adjustment component of shareholders' equity.

The net amounts paid or received on interest rate agreements are recognized as adjustments to interest expense over the terms of the agreements. Contract premiums paid, if any, are amortized to interest expense over the terms of the underlying instruments.

REVENUE RECOGNITION

Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time of shipment.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Research and development expense for 1997, 1996 and 1995 was $61.1 million, $54.6 million and $52.7 million, respectively.

STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees using the intrinsic value method. As such, no compensation expense is recognized since the Company's stock option grants are generally priced at fair market value on the date of grant.

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

                                                      Avery Dennison Corporation

NET INCOME PER SHARE

Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", was adopted in the fourth quarter of 1997 and supersedes the Company's previous standards for computing net income per share under Accounting Principles Board No. 15. The new standard requires dual presentation of net income per common share and net income per common share, assuming dilution, on the face of the income statement. All prior year net income per share data has been restated in accordance with the new standard.

In accordance with SFAS No. 128, net income per common share amounts were computed as follows:

(In millions, except per share amounts)                                         1997              1996              1995
--------------------------------------------------------------------------------------------------------------------------
(A)   Net income available to common stockholders                               $204.8            $175.9            $143.7
--------------------------------------------------------------------------------------------------------------------------
(B)   Weighted average number of common shares
      outstanding                                                                103.1             105.0             106.5

      Additional common shares issuable under employee
      stock options using the treasury stock method                                3.0               2.6               2.0
--------------------------------------------------------------------------------------------------------------------------
(C)   Weighted average number of common shares
      outstanding assuming the exercise of stock options                         106.1             107.6             108.5

Net income per common share (A) / (B)                                           $ 1.99            $ 1.68            $ 1.35
Net income per common share, assuming dilution (A) / (C)                          1.93              1.63              1.32
==========================================================================================================================

FUTURE ACCOUNTING REQUIREMENTS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". The standard establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes items such as foreign currency translation adjustments and adjustments to the minimum pension liability that are currently presented as components of shareholders' equity. Companies will be required to report total comprehensive income for interim periods beginning the first quarter of 1998. Disclosure of comprehensive income and its components will be required beginning fiscal year end 1998.

Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". The standard establishes standards for reporting information on operating segments in interim and annual financial statements. The new rules will be effective for the 1998 fiscal year. Abbreviated quarterly disclosure will be required beginning first quarter of 1999, and will include both 1999 and 1998 information. The Company does not believe that the new standard will have a material impact on its segment reporting.

                                                      Avery Dennison Corporation

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

The Company's 1996 restructuring program was completed as of the third quarter of 1997 and is likely to result in estimated annual savings of $9 million to $11 million.

During 1995, the Company took specific actions to restructure certain businesses to improve future profitability. These actions, which included the sale of non-strategic businesses and restructuring programs, resulted in a net pretax gain of $1.5 million.

During the fourth quarter of 1995, a portion of the North American label converting operations was sold for $95 million. These businesses accounted for approximately 2 percent of the Company's 1995 total sales. The $40.7 million pretax gain on the sale of these businesses was offset by a one-time pretax charge of $39.2 million. This charge included the closure of four plants and the reorganization of certain manufacturing distribution and administrative sites. The costs consisted primarily of employee severance and related costs ($16.2 million) for approximately 400 positions worldwide, discontinuance of product lines and related asset write-offs ($13.1 million) and plant closure and other costs ($9.9 million). At year end 1997, the Company's 1995 restructuring program was completed and is expected to result in annual savings of $14 million to $17 million.

                                                      Avery Dennison Corporation
NOTE 3. DEBT

Long-term debt at year end was as follows:

(In millions)                                                                      1997               1996
-----------------------------------------------------------------------------------------------------------
Medium-term notes (6.1% to 8.0% at year end)                                      $360.0             $300.0
Domestic variable-rate short-term borrowings to be refinanced
  on a long-term basis                                                              26.4               51.0
Industrial Revenue Bonds (4% to 9.9% at year end)                                   15.6               22.0
Other long-term debt (5.6% to 9.5% at year end)                                      3.6               20.2
-----------------------------------------------------------------------------------------------------------
                                                                                   405.6              393.2
Less: Amount classified as current                                                  (1.5)             (22.5)
-----------------------------------------------------------------------------------------------------------
                                                                                  $404.1             $370.7
===========================================================================================================

The Company has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2002, with all amounts borrowed under this agreement due on the same date. The Company may annually extend the revolving period and due date under certain conditions with approval of the banks. The financing available under this revolving credit agreement will be used, as needed, to repay uncollateralized short-term and currently maturing long-term debt, and to finance other corporate requirements.

In addition to the above revolving credit agreement, the Company had short-term lines of credit available aggregating $289.2 million at the end of 1997, of which $42.1 million was utilized at variable interest rates ranging from 3-to-9 percent.

During the fourth quarter of 1996, the Company registered with the Securities and Exchange Commission $150 million in principal amount of uncollateralized medium-term notes, of which $60 million in notes had been issued as of year end 1997. Proceeds from the medium-term notes were used to reduce debt and for other general corporate purposes. The Company's currently outstanding medium-term notes have maturities from 2000 through 2025 and have a weighted-average interest rate of 7.1 percent.

The amount of long-term debt outstanding at the end of 1997, which matures during 1998 through 2002 is $1.5 million, $7 million, $3.5 million, $1.4 million and $46.4 million, respectively.

The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 1997 and 1996, the fair value of the Company's total debt, including domestic variable-rate short-term borrowings to be refinanced on a long-term basis, was $447.9 million and $459.3 million, respectively.

The terms of the various loan agreements in effect at year end require maintenance of specified amounts of consolidated tangible net worth and consolidated net income before interest and taxes to consolidated interest. Under the most restrictive provisions, $76.9 million of retained earnings was not restricted at year end 1997.

The Company's total interest expense in 1997, 1996 and 1995 was $34.9 million, $40.9 million and $47.5 million, respectively, of which $3.2 million, $3.5 million and $3.2 million, respectively, was capitalized as part of the cost of assets constructed for the Company's use.

                                                      Avery Dennison Corporation
NOTE 4.  FINANCIAL INSTRUMENTS

The Company enters into foreign exchange forward and option contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 1997 and 1996, the Company had foreign exchange forward contracts with a notional value of $205.1 million and $166.7 million, respectively, substantially all of which were denominated in European currencies. The Company's foreign exchange option contracts, which were also primarily denominated in European currencies, had notional amounts of $25.8 million and $12 million at the end of 1997 and 1996, respectively. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. All foreign exchange forward and option contracts outstanding have maturities within 12 months. The carrying value of the foreign exchange forward contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net asset of approximately $1.3 million and a net liability of approximately $4.5 million at the end of 1997 and 1996, respectively. The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was $.9 million and $.2 million at the end of the 1997 and 1996, respectively.

The counterparties to foreign exchange forward and option contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

At the end of 1997, the Company had letters of credit outstanding totaling $20.2 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximates fair value.

As of year end 1997 and 1996, approximately 26 percent of trade accounts receivables were from nine and seven domestic customers, respectively. While the Company does not require its customers to provide collateral, the financial position and operations of these customers are monitored on an ongoing basis. Although the Company may be exposed to losses in the event of nonpayment, it does not anticipate any such losses.

                                                      Avery Dennison Corporation

NOTE 5.  COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows:

(In millions)
----------------------------------------------------------
Year
----------------------------------------------------------
1998                                                $ 31.6
1999                                                  28.1
2000                                                  26.0
2001                                                  23.9
2002                                                  22.4
Thereafter                                            18.0
----------------------------------------------------------
Total minimum lease payments                        $150.0
----------------------------------------------------------

Operating leases relate primarily to office and warehouse space, EDP and transportation equipment.

Rent expense for 1997, 1996 and 1995 was $39.4 million, $39 million and $39.4 million, respectively.

The Company has an agreement to purchase certain information technology services through June 30, 2002; however, the agreement may be terminated at the Company's option on June 30, 2000. Total commitments remaining under the agreement through year 2002 approximated $14 million as of December 27, 1997.

                                                      Avery Dennison Corporation

NOTE 6.  TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)                                                              1997               1996               1995
----------------------------------------------------------------------------------------------------------------------
Current:
U.S. Federal tax                                                          $ 58.3             $55.9              $ 51.8
State taxes                                                                 15.6              12.3                10.2
International taxes                                                         13.6              28.1                34.6
----------------------------------------------------------------------------------------------------------------------
                                                                            87.5              96.3                96.6
----------------------------------------------------------------------------------------------------------------------
Deferred:
U.S. taxes                                                                  10.8              (4.7)               (4.4)
International taxes                                                          8.1               3.1               (11.2)
----------------------------------------------------------------------------------------------------------------------
                                                                            18.9              (1.6)              (15.6)
----------------------------------------------------------------------------------------------------------------------
Taxes on income                                                           $106.4             $94.7              $ 81.0
======================================================================================================================

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                                                              1997               1996               1995
----------------------------------------------------------------------------------------------------------------------
Computed tax at 35% of income before taxes                                $108.9              $94.7              $78.7
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefits                                    10.1                8.0                6.6
Other items, net                                                           (12.6)              (8.0)              (4.3)
----------------------------------------------------------------------------------------------------------------------
Taxes on income                                                           $106.4              $94.7              $81.0
======================================================================================================================

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)                                                              1997              1996              1995
--------------------------------------------------------------------------------------------------------------------
U.S.                                                                      $222.7            $176.4            $145.3
International                                                               88.5              94.2              79.4
--------------------------------------------------------------------------------------------------------------------
                                                                          $311.2            $270.6            $224.7
====================================================================================================================

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries ($368.5 million at year end 1997) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

Operating loss carryforwards for international subsidiaries aggregating $27.1 million are available to reduce income taxes payable, of which $11.6 million will expire from 1998 through 2003, while $15.5 million can be carried forward indefinitely.

                                                      Avery Dennison Corporation

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities were as follows:

(In millions)                                                                 1997                1996
-------------------------------------------------------------------------------------------------------
Accrued expenses not currently deductible                                    $ 67.6              $ 76.7
Net operating losses and foreign tax credit carryforwards                      20.9                23.2
Postretirement and postemployment benefits                                     11.7                11.1
Pension costs                                                                  (5.0)               (3.9)
Valuation allowance                                                            (5.0)               (6.5)
Depreciation                                                                  (82.9)              (74.2)
Other items, net                                                                1.6                   -
-------------------------------------------------------------------------------------------------------
Total net deferred tax assets                                                $  8.9              $ 26.4
=======================================================================================================

NOTE 7.  SHAREHOLDERS' EQUITY

COMMON STOCK AND COMMON STOCK REPURCHASE PROGRAM

The Company's Certificate of Incorporation authorizes five million shares of $1 par value preferred stock, with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock. The number of authorized $1 par value common shares increased from 200 million to 400 million in April 1997 upon shareholder approval to amend the Company's Certificate of Incorporation.

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

In December 1997, the Company redeemed the outstanding preferred stock purchase rights and issued new preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock and since such time the Company has issued such rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $150.00 per one one-hundredth of a share until October 31, 2007. The rights will become exercisable if a person acquires 20 percent or more of the Company's common stock or makes an offer, the consummation of which will result in the person's owning 20 percent or more of the Company's common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. If a person or group acquires 20 percent or more of the Company's common stock, each right entitles the holder to purchase the Company's common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of one cent per right at any time prior to a person's or group's acquiring 20 percent of the Company's common stock. The 20 percent threshold may be reduced by the Company to as low as 10 percent at any time prior to a person's acquiring a percent of Company stock equal to the lowered threshold.

                                                      Avery Dennison Corporation

The Board of Directors has authorized the repurchase of an aggregate 30.4 million shares of the Company's outstanding common stock. The acquired shares may be reissued under the Company's stock option and incentive plans. At year end 1997, approximately 2.5 million shares were still available for repurchase pursuant to this authorization.

STOCK OPTION AND INCENTIVE PLANS

In October 1996, the Company established the Avery Dennison Corporation Employee Stock Benefit Trust (the "ESBT") to fund a portion of the Company's obligations arising from various employee benefit plans. The Company sold 18 million shares of treasury stock to the ESBT in exchange for a promissory note of $564.8 million that bears an interest rate of 8 percent per annum. The ESBT has a 15-year life during which it will utilize the common stock to satisfy certain Company obligations. The common stock in the ESBT is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.

The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to executives may be issued at prices no less than par value. Options granted are generally priced at fair market value on the date of the grant and generally vest ratably over a four year period. Unexercised options expire ten years from the date of grant. The following table sets forth stock option information relative to all plans:

                                                           1997                              1996                               1995
                                 --------------------------------  -------------------------------  --------------------------------
                                  Weighted-average        Number   Weighted-average        Number   Weighted-average       Number of
(Options in thousands)              exercise price    of options     exercise price    of options     exercise price         options
---------------------------------------------------  ------------  -------------------------------  --------------------------------
Outstanding at beginning of year            $18.76       9,775.7             $15.03      10,224.6               $13.03      9,650.2
Granted                                      42.29       1,339.0              34.67       1,623.0                23.52      1,792.1
Exercised                                    12.93      (1,706.9)             11.96      (1,778.9)               11.23       (955.3)
Forfeited or expired                         22.39        (260.1)             18.23        (293.0)               12.93       (262.4)
--------------------------------------------------   ------------  -------------------------------  --------------------------------
Outstanding at year end                     $23.19       9,147.7             $18.76       9,775.7               $15.03     10,224.6
Options exercisable at year end                          4,518.7                          4,670.4                           5,309.7
===================================================================================================================================

                                                      Avery Dennison Corporation

The following table summarizes information on fixed stock options outstanding at December 27, 1997 (options in thousands):

                                                                    Options outstanding                  Options exercisable
                                -------------------------------------------------------  -----------------------------------
                                                 Weighted-average                                           Weighted-average
                                     Number             remaining      Weighted-average           Number            exercise
   Range of exercise prices     outstanding      contractual life        exercise price      exercisable               price
----------------------------------------------------------------------------------------------------------------------------
           $ 9.59 - 14.00         2,625.3             3.7 years                 $12.33         2,625.4                $12.33
            15.28 - 23.63         3,604.8             7.1 years                  18.97         1,654.5                 17.49
            34.94 - 43.38         2,917.6             9.4 years                  38.16           238.8                 34.48
----------------------------------------------------------------------------------------------------------------------------
           $ 9.59 - 43.38         9,147.7             6.8 years                 $23.19         4,518.7                $15.39
============================================================================================================================

As permitted under current accounting standards, no compensation cost was recognized in the Consolidated Statement of Income for the Company's stock option and incentive plans. Had compensation cost for the Company's stock-based compensation plans been recognized ratably over the options' vesting periods, the Company's pro forma net income and net income per common share would have been $197.8 million and $1.92, respectively for 1997, $172.1 million and $1.64, respectively for 1996 and $142.2 million and $1.34, respectively for 1995. Net income per share, assuming dilution, would have been $1.86, $1.59 and $1.31 for 1997, 1996 and 1995, respectively.

The weighted-average fair value of options granted during 1997, 1996 and 1995 were $12.70, $9.51 and $5.87, respectively. Option grant date fair values were determined using a Black-Scholes option pricing value. The underlying assumptions used were as follows:

                                           1997           1996           1995
-------------------------------------------------------------------------------
Risk-free interest rate                     6.39%          6.40%          6.75%
Expected stock price volatility            17.74          18.57          17.99
Expected dividend yield                     1.74           2.09           2.67
Expected option term                    10 years       10 years       10 years
===============================================================================

                                                      Avery Dennison Corporation

NOTE 8.  CONTINGENCIES

The Company has been designated by the U.S. Environmental Protection Agency
(EPA) and/or other responsible state agencies as a potentially responsible party
(PRP) at 15 waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. Litigation has been initiated by a governmental authority with respect to two of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

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

                                                      Avery Dennison Corporation

NOTE 9.  EMPLOYEE RETIREMENT PLANS

DEFINED BENEFIT PLANS

The Company sponsors a number of defined benefit plans covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets are invested in a diversified portfolio that consists primarily of equity securities. Benefits payable to employees are based primarily on years of service and employees' pay during their employment with the Company. Certain benefits provided by the Company's U.S. defined benefit plan were paid, in part, from an employee stock ownership plan. The net pension cost and the funded status of the defined benefit plans are summarized as follows:

NET PENSION COST
--------------------------------------------------------------------------------------------------------------------
(In millions)                                                                              1997      1996      1995
--------------------------------------------------------------------------------------------------------------------
Service cost                                                                              $  8.4    $  9.1    $  8.7
Interest cost                                                                               29.1      27.0      26.4
Return on plan assets                                                                      (67.9)    (67.3)    (69.9)
Net amortization and deferral                                                               28.9      28.8      34.6
--------------------------------------------------------------------------------------------------------------------
Net pension income                                                                        $ (1.5)   $ (2.4)   $  (.2)
--------------------------------------------------------------------------------------------------------------------
Assumptions used:
  Weighted-average discount rate                                                             7.0%      7.4%      7.4%
  Weighted-average rate of increase in future compensation levels                            4.4       5.0       5.3
  Weighted-average expected long-term rate of return on assets                               9.3       9.7       9.7
====================================================================================================================

FUNDED STATUS OF PENSION PLANS                                                 Fully-funded plans                 Underfunded plans
--------------------------------------------------------------------------------------------------------     ----------------------
(In millions)                                                                    1997      1996                    1997       1996
--------------------------------------------------------------------------------------------------------     ----------------------
Actuarial present value of:
   Vested benefits                                                              $237.1    $207.2                  $167.8    $150.5
   Non-vested benefits                                                             3.7        .4                     1.5        .2
--------------------------------------------------------------------------------------------------------     ---------------------
Accumulated benefit obligation                                                   240.8     207.6                   169.3     150.7
Effect of projected future salary increases                                       16.2      27.8                    13.4      15.0
--------------------------------------------------------------------------------------------------------     ---------------------
Projected benefit obligation                                                     257.0     235.4                   182.7     165.7
Plan assets at fair value                                                        372.1     339.2                   149.7     132.3
--------------------------------------------------------------------------------------------------------     ---------------------
Plan assets in excess of (less than) projected
 benefit obligation                                                              115.1     103.8                   (33.0)    (33.4)
Unrecognized net (gain) loss                                                     (18.1)    (16.4)                    7.7      16.5
Unrecognized prior service cost                                                   (9.4)    (13.6)                    6.6       7.7
Unrecognized net asset at year end                                               (18.9)    (22.6)                    (.7)     (1.4)
Adjustment to recognize minimum liability                                            -         -                    (2.5)     (7.8)
-------------------------------------------------------------------------------------------------------      ---------------------
Prepaid (accrued) pension cost                                                  $ 68.7    $ 51.2                  $(21.9)   $(18.4)
=======================================================================================================      =====================

                                                      Avery Dennison Corporation

As a result of changes in assumptions used during 1997 and 1996, an additional liability of $2.5 million and $7.8 million, respectively, is reflected in the Company's Consolidated Balance Sheet. These amounts are offset in 1997 and 1996 by a charge to equity of $1.1 million and $.2 million, respectively, and the recording of an intangible pension asset of $1.4 million and $7.6 million, respectively. Consolidated pension expense for 1997, 1996 and 1995 was $.4 million, $1.5 million and $2 million, respectively.

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

The Company also maintained another leveraged ESOP for employees not covered by a collective bargaining agreement. This ESOP also borrowed funds to purchase shares of the Company's common stock at market prices. On December 1, 1997, the Savings Plan ESOP merged with this ESOP. The combined ESOP will continue to fund the Company's stock contributions to the Savings Plan.

ESOP expense is accounted for under three different methodologies: the cost of shares allocated method, the cash flow method and the fair value method. The following table sets forth certain information relating to the Company's ESOPs on a combined basis:

(In millions)                                                                       1997              1996              1995
----------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                   $ 2.6             $ 2.7             $ 3.4
Dividends on unallocated ESOP shares used for debt service                           1.6               1.7               1.9
Total ESOP expense                                                                   3.5               8.9               7.5
Contributions to pay interest and principal on ESOP borrowings                       3.2               8.8               7.4
============================================================================================================================

Consolidated expense for all defined contribution plans, including total ESOP expense, for 1997, 1996 and 1995 was $4 million, $9.3 million and $8.2 million, respectively. The total ESOP shares held at the end of 1997 and 1996 were as follows:

(In millions)                                                                                       1997              1996
--------------------------------------------------------------------------------------------------------------------------
Allocated shares                                                                                     6.8               6.7
Unallocated shares                                                                                   1.9               2.5
--------------------------------------------------------------------------------------------------------------------------
Total ESOP shares held                                                                               8.7               9.2
==========================================================================================================================

Of the total ESOP shares held, shares accounted for under the fair value method comprised of 200,100 allocated shares and 137,300 unallocated shares at year end 1997, and 167,800 allocated shares and 169,600 unallocated shares at year end 1996. Under the fair value method, unallocated shares were valued at $6 million and $6.1 million at year end 1997 and 1996, respectively.

                                                      Avery Dennison Corporation

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

(In millions)                                                                                        1997               1996
----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
 Retirees                                                                                           $10.5              $10.0
 Fully-eligible participants                                                                          5.2                4.9
 Other active participants                                                                           14.3               13.5
----------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                                        30.0               28.4
Plan assets                                                                                             -                  -
----------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation in excess of plan assets                               30.0               28.4
Unrecognized net gain                                                                                 3.0                3.0
Unrecognized prior service cost                                                                      (1.1)              (1.2)
----------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                                                           $31.9              $30.2
============================================================================================================================

Net periodic postretirement benefit costs included the following components:


(In millions)                                                                             1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                             $ 1.1           $  .9           $ 1.1
Interest cost                                                                              2.0             1.8             2.2
Net amortization and deferral                                                               .1               -              .1
------------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement expense                                                      $ 3.2           $ 2.7           $ 3.4
==============================================================================================================================

A health care cost trend rate of 10 percent was assumed for 1997 and will decline 1 percent annually to 6 percent by 2001 and remain at that level. The discount rate assumed for 1997 and 1996 was 7.25 percent. A one percent increase in the health care cost trend rate would cause the accumulated postretirement benefit obligation to increase by $4 million and service and interest cost to increase by $.5 million for 1997.

OTHER RETIREMENT PLANS

The Company has deferred compensation plans which permit eligible employees and directors to defer a specific portion of their compensation. The deferred compensation, together with certain Company contributions, earn specified and variable rates of return. As of year end 1997 and 1996, the Company had accrued $72.3 million and $57.9 million, respectively, for its obligations under these plans. The Company's expense, which includes Company contributions and interest expense, was $8.1 million, $6 million and $5.6 million for 1997, 1996 and 1995, respectively. A portion of the interest may be forfeited by participants in the event employment is terminated before age 55 other than by reason of death, disability or retirement.

                                                      Avery Dennison Corporation

To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $30.7 million and $21.6 million at year end 1997 and 1996, respectively.

NOTE 10. SECTORS OF BUSINESS OPERATIONS

The Company reports its operations as the production of pressure-sensitive adhesives and materials and the production of consumer and converted products. Operations in the Pressure-sensitive adhesives and materials sector sell primarily to converters and label printers, and include the Fasson-brand papers, films and foils, specialty tape and specialty chemical businesses. Operations in the Consumer and converted products sector sell primarily to the retail industry and original equipment manufacturers, and include the Avery-brand labels and other consumer products, custom label converters, high-performance specialty films and labels, merchant distributors, automotive and fastener businesses.

During the third quarter of 1996, the Company sold its equity interest in a label operation in Japan. A $17.9 million gain was recorded in Corporate administrative and research and development expenses during 1996. In addition, the Company recorded an impairment for long-lived assets and restructuring actions, which combined, had an estimated pretax cost of $15.8 million.

During the fourth quarter of 1995, the Company sold a portion of its North American label converting operations. These businesses accounted for approximately $63 million in sales and $2.6 million in income from operations before interest and taxes. In addition, $40.7 million gain from restructuring activities was recorded in the Consumer and converted products sector's income from operations before interest and taxes during 1995.

Intersector sales are recorded at or near market prices and are eliminated in determining consolidated sales. Income from operations represents total revenue less operating expenses. General corporate expenses, interest expense and taxes on income are excluded from the computation of income from operations.

                                                      Avery Dennison Corporation

Financial information by industry and geographic sectors is set forth below:

(In millions)                                                                      1997            1996/(1)/          1995/(2)/
-------------------------------------------------------------------------------------------------------------------------------
SALES BY INDUSTRY SECTOR:
Pressure-sensitive adhesives and materials                                       $1,741.4           $1,702.6           $1,589.7
Consumer and converted products                                                   1,752.6            1,660.8            1,583.5
Intersector                                                                        (148.3)            (145.0)            (128.1)
Divested operations                                                                     -                4.1               68.8
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        $3,345.7           $3,222.5           $3,113.9
===============================================================================================================================
INCOME (LOSS) FROM OPERATIONS BEFORE INTEREST AND TAXES:
Pressure-sensitive adhesives and materials                                       $  170.1           $  159.1           $  145.0
Consumer and converted products                                                     192.6              160.6              147.8
Divested operations                                                                     -               (3.6)                .2
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    362.7              316.1              293.0
Corporate administrative and research and
   development expenses                                                             (19.8)              (8.1)             (24.0)
Interest expense                                                                    (31.7)             (37.4)             (44.3)
-------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                              $  311.2           $  270.6           $  224.7
===============================================================================================================================
IDENTIFIABLE ASSETS BY INDUSTRY SECTOR:
Pressure-sensitive adhesives and materials                                       $  991.9           $  972.2           $  888.5
Consumer and converted products                                                     886.5              873.9              848.4
Intersector                                                                         (29.8)             (30.0)             (26.6)
Corporate and divested operations                                                   197.9              220.6              253.3
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                     $2,046.5           $2,036.7           $1,963.6
===============================================================================================================================

/(1)/ Fiscal 1996 results include a pretax gain of $17.9 million from the sale of its equity interest in a label operation in Japan which was included in Corporate's administrative expense. Fiscal 1996 results also include pretax restructuring charges of $15.8 million. The restructuring charges were allocated as follows: $7.1 million to the Pressure-sensitive adhesives and materials sector and $8.7 million to the Consumer and converted products sector.

/(2)/ Fiscal 1995 results include a pretax gain of $40.7 million from the sale of a portion of its North American label converting operations and was included in the Consumer and converted products 1995 operating results. Fiscal 1995 results also include pretax restructuring charges of $39.2 million. The restructuring charges were allocated as follows: $15.1 million to the Pressure-sensitive adhesives and materials sector and $24.1 million to the Consumer and converted products sector.

       The 1996 and 1995 restructuring charges, along with the gains on divestiture, were reported in the "Net gain on divestitures and restructuring charges" line of the Consolidated Statement of Income.

                                                      Avery Dennison Corporation

(In millions)                                                                     1997            1996/(1)/         1995/(2)/
------------------------------------------------------------------------------------------------------------------------------
SALES BY GEOGRAPHIC SECTOR:
U.S.                                                                            $2,151.1           $2,047.7           $1,941.5
International                                                                    1,230.8            1,213.2            1,142.8
Intersector                                                                        (36.2)             (42.5)             (39.2)
Divested operations                                                                    -                4.1               68.8
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $3,345.7           $3,222.5           $3,113.9
==============================================================================================================================
INCOME (LOSS) FROM OPERATIONS BEFORE INTEREST AND TAXES:
U.S.                                                                            $  273.8           $  234.6           $  213.7
International                                                                       88.9               85.1               79.1
Divested operations                                                                    -               (3.6)                .2
------------------------------------------------------------------------------------------------------------------------------
                                                                                   362.7              316.1              293.0
Corporate administrative and research and
   development expenses                                                            (19.8)              (8.1)             (24.0)
Interest expense                                                                   (31.7)             (37.4)             (44.3)
------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                             $  311.2           $  270.6           $  224.7
==============================================================================================================================
IDENTIFIABLE ASSETS BY GEOGRAPHIC SECTOR:
U.S.                                                                            $1,056.8           $1,035.7           $  996.2
International                                                                      821.7              801.5              729.5
Intersector                                                                        (29.9)             (21.1)             (15.4)
Corporate and divested operations                                                  197.9              220.6              253.3
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                    $2,046.5           $2,036.7           $1,963.6
==============================================================================================================================

/(1)/ The 1996 restructuring charges were allocated as follows: $13.8 million to the U.S. sector and $2 million to the International sector. In addition, the 1996 pretax gain of $17.9 million from the sale of its equity interest in a label operation in Japan was included in Corporate's administrative expense.

/(2)/ The 1995 restructuring charges were allocated as follows: $18.8 million to the U.S. sector and $20.4 million to the International sector. In addition, the 1995 pretax gain from the sale of its North American label converting operations was allocated as follows: $38.4 million to the U.S. sector and $2.3 million to the International sector.

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

                                                      Avery Dennison Corporation

Capital expenditures and depreciation expense by industry sector are set forth below:

(In millions)                                                                 1997     1996     1995
-----------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
Pressure-sensitive adhesives and materials                                   $105.6   $100.8   $100.5
Consumer and converted products                                                66.9     76.9     73.8
Corporate and divested operations                                               4.8      9.9     16.0
-----------------------------------------------------------------------------------------------------
                                                                             $177.3   $187.6   $190.3
=====================================================================================================
DEPRECIATION EXPENSE:
Pressure-sensitive adhesives and materials                                   $ 53.5   $ 49.5   $ 41.9
Consumer and converted products                                                45.3     40.8     41.5
Corporate and divested operations                                               6.7      9.9     11.9
-----------------------------------------------------------------------------------------------------
                                                                             $105.5   $100.2   $ 95.3
=====================================================================================================

NOTE 11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED) /(1)/

(In millions, except per share data)                      First          Second         Third                   Fourth
                                                         Quarter         Quarter      Quarter /(3)/     Quarter/(2)/,/(4)/,/(5)/
--------------------------------------------------------------------------------------------------------------------------------
1997  /(2)/
Net sales                                                   $828.9           $844.8       $835.6               $836.4
Gross profit                                                 262.9            273.8        270.1                275.9
Net income                                                    48.2             49.6         52.6                 54.4
Net income per common share                                    .47              .48          .51                  .53
Net income per common share, assuming dilution                 .45              .47          .50                  .52
---------------------------------------------------------------------------------------------------------------------
1996 /(3)/, /(4)/
Net sales                                                   $796.6           $797.7       $819.3               $808.9
Gross profit                                                 246.7            248.4        260.5                262.7
Net income                                                    40.0             41.6         46.6                 47.7
Net income per common share                                    .38              .39          .45                  .46
Net income per common share, assuming dilution                 .37              .39          .44                  .45
---------------------------------------------------------------------------------------------------------------------
1995 /(5)/
Net sales                                                   $773.2           $780.5       $783.5               $776.7
Gross profit                                                 244.8            239.0        235.0                238.5
Net income                                                    34.5             35.7         35.8                 37.7
Net income per common share                                    .32              .34          .34                  .35
Net income per common share, assuming dilution                 .32              .33          .33                  .35
---------------------------------------------------------------------------------------------------------------------

/(1)/ The new net income per share accounting standard was adopted during the fourth quarter of 1997. Prior year amounts have been restated in accordance with the new standard.
/(2)/ During the fourth quarter of 1997, certain inventories were reduced, resulting in the liquidation of LIFO inventory. The effect was to reduce cost of products sold by $3 million.
/(3)/ Net income for the third quarter of 1996 includes income of $1.4 million, or $.01 per common share, related to the net gain on divestiture and restructuring charges.
/(4)/ During the fourth quarter of 1996, certain inventories were reduced, resulting in the liquidation of LIFO inventory. The effect was to reduce cost of products sold by $1.7 million.
/(5)/ Net income for the fourth quarter of 1995 includes income of $1 million, or $.01 per common share, related to the net gain on divestitures and restructuring charges.

                                                      Avery Dennison Corporation

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Avery Dennison:

We have audited the accompanying consolidated balance sheet of Avery Dennison Corporation and subsidiaries as of December 27, 1997 and December 28, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above, which appear on pages 34 through 48 of this Annual Report, present fairly, in all material respects, the consolidated financial position of Avery Dennison Corporation and subsidiaries as of December 27, 1997 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles.



s/ Coopers & Lybrand L.L.P.
---------------------------
Coopers & Lybrand L.L.P.
Los Angeles, California
January 27, 1998

                                                      Avery Dennison Corporation

CORPORATE INFORMATION

COUNSEL
Latham & Watkins
Los Angeles, California

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Los Angeles, California

TRANSFER AGENT-REGISTRAR
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ  07303-2500
(800) 756-8200

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 23, 1998, in the Conference Center of the Avery Dennison Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

FAX-ON-DEMAND
To obtain news releases on Avery Dennison earnings, dividends or other activities, dial our 24-hour fax-on-demand service at (800) 947-1093, and follow the voice prompts.

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

DIRECT DEPOSIT OF DIVIDENDS
Avery Dennison shareholders can now deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison's transfer agent and registrar, First Chicago Trust Company of New York, at (800) 870-2340.

                                                      Avery Dennison Corporation

FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation.

CORPORATE HEADQUARTERS
150 North Orange Grove Boulevard
Pasadena, California  91103
(626) 304-2000

MAILING ADDRESS:
P.O. Box 7090
Pasadena, California  91109-7090
Fax:  (626) 792-7312

INVESTOR RELATIONS CONTACT
Wayne H. Smith, Vice President and Treasurer
(626) 304-2000
investorcom@averydennison.com

WORLDWIDE WEB SITES
http://www.averydennison.com
http://www.avery.com (direct address for Avery-brand office and consumer products)

PRODUCT INFORMATION
For information about Avery Dennison products and services, call the Consumer Service Center toll-free at (800) 252-8379.

                                                      Avery Dennison Corporation
STOCK AND DIVIDEND DATA

Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges. Ticker symbol: AVY

                                                          1997                               1996
                                              ----------------------------     --------------------------------
                                                       High          Low                    High         Low
--------------------------------------------------------------------------     --------------------------------
Market Price

First Quarter                                          43 1/2       33 3/8                 28 1/2        23 7/8

Second Quarter                                         39 5/8       35 1/8                 29 1/16           27

Third Quarter                                          44 1/8       38 5/16                27 3/4            25

Fourth Quarter                                         43 3/4       38 1/4                 35 7/8      27 11/16
---------------------------------------------------------------------------------------------------------------
Prices shown represent closing prices on the NYSE.
                                                                      1997                                 1996
--------------------------------------------------------------------------     --------------------------------
Dividends Per Common Share

First Quarter                                                          .17                                  .15

Second Quarter                                                         .17                                  .15

Third Quarter                                                          .17                                  .15

Fourth Quarter                                                         .21                                  .17
---------------------------------------------------------------------------------------------------------------

Number of shareholders of record as of year end 1997:                                                    12,432
---------------------------------------------------------------------------------------------------------------