Form 10-K, Exhibit 13
period 1999-01-02
AVERY DENNISON CORPORATION
filed 1999-03-31
CIK 8818

                                                                      EXHIBIT 13


ELEVEN-YEAR SUMMARY                                   Avery Dennison Corporation

                                                               Compound
                                                              Growth Rate                            1998                      1997
                                                     --------------------------  ------------------------  ------------------------
(In millions, except per share amounts)                 5 Year        10 Year      Dollars              %    Dollars              %
-------------------------------------------------------------------------------  ------------------------  ------------------------
FOR THE YEAR

Net sales                                                5.8%          4.2%       $3,459.9       100.0       $3,345.7        100.0

Gross profit                                             6.9           3.9         1,144.5        33.1        1,082.7         32.4

Marketing, general and administrative                    3.8           3.4           773.2        22.3          739.8         22.1
  expense

Interest expense                                        (4.3)          (.3)           34.6         1.0           31.7           .9

Income before taxes                                     20.6           5.9           336.7         9.7          311.2          9.3

Taxes on income                                         18.3           4.5           113.4         3.3          106.4          3.2

Net income                                              21.5           6.7           223.3         6.5          204.8          6.1
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  1998                        1997
----------------------------------------------------------------------------------------------------------------------------------

PER SHARE INFORMATION

Net income per common share                             24.7%          8.8%                   $   2.20                    $   1.99

Net income per common share, assuming                   24.5           n/a                        2.15                        1.93
  dilution

Dividends per common share                              14.1          14.2                         .87                         .72

Average common shares outstanding                       (2.6)         (1.9)                      101.5                       103.1

Average common shares outstanding,                      (2.3)          n/a                       104.1                       106.1
  assuming dilution

Book value at fiscal year end                            5.4           2.9                    $   8.33                    $   8.18

Market price at fiscal year end                         25.1          15.1                       45.06                       43.75

Market price range                                                                               40.88                       33.38
                                                                                                    to                          to
                                                                                                 60.75                       44.13
----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                                                               $  137.7                    $  163.6

Property, plant and equipment, net                                                             1,035.6                       985.3

Total assets                                                                                   2,142.6                     2,046.5

Long-term debt                                                                                   465.9                       404.1

Total debt                                                                                       537.2                       447.7

Shareholders' equity                                                                             833.3                       837.2

Number of employees                                                                             16,100                      16,200
----------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                                                          $  114.6                    $  105.5

Research and development expense                                                                  65.0                        61.1

Effective tax rate                                                                                33.7%                       34.2%

Long-term debt as a percent of total long-term                                                    35.9                        32.6
 capital

Total debt as a percent of total capital                                                          39.2                        34.8

Return on average shareholders' equity                                                            26.7                        24.8
(percent)

Return on average total capital (percent)                                                         19.0                        18.1
----------------------------------------------------------------------------------------------------------------------------------


                                                                                1996                                   1995
                                                            ------------------------     ----------------------------------
(In millions, except per share amounts)                     Dollars                %                Dollars               %
------------------------------------------------------------------------------------     ----------------------------------
FOR THE YEAR

Net sales                                                   $3,222.5           100.0                $3,113.9          100.0

Gross profit                                                 1,018.3            31.6                   957.3           30.7

Marketing, general and administrative                          712.4            22.1                   689.8           22.2
  expense

Interest expense                                                37.4             1.2                    44.3            1.4

Income before taxes                                            270.6             8.4                   224.7            7.2

Taxes on income                                                 94.7             2.9                    81.0            2.6

Net income                                                     175.9             5.5                   143.7            4.6
---------------------------------------------------------------------------------------------------------------------------
                                                                                1996                                   1995
---------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income per common share                                                 $   1.68                               $   1.35

Net income per common share, assuming                                           1.63                                   1.32
  dilution

Dividends per common share                                                       .62                                    .55

Average common shares outstanding                                              105.0                                  106.5

Average common shares outstanding,                                             107.6                                  108.5
  assuming dilution

Book value at fiscal year end                                               $   8.03                               $   7.69

Market price at fiscal year end                                                35.88                                  25.07

Market price range                                                             23.88                                  16.63

                                                                                  to                                     to

                                                                               35.88                                  25.07
---------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                                             $  110.6                               $  127.6

Property, plant and equipment, net                                             962.7                                  907.4

Total assets                                                                 2,036.7                                1,963.6

Long-term debt                                                                 370.7                                  334.0

Total debt                                                                     466.9                                  449.4

Shareholders' equity                                                           832.0                                  815.8

Number of employees                                                           15,800                                 15,500
---------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                                        $  100.2                               $   95.3

Research and development expense                                                54.6                                   52.7

Effective tax rate                                                              35.0%                                  36.0%

Long-term debt as a percent of total long-term                                  30.8                                   29.0
 capital

Total debt as a percent of total capital                                        35.9                                   35.5

Return on average shareholders' equity                                          21.4                                   18.6
(percent)

Return on average total capital (percent)                                       16.4                                   14.4
---------------------------------------------------------------------------------------------------------------------------

ELEVEN-YEAR SUMMARY                                   Avery Dennison Corporation


                                                           1994                   1993                   1992                  1991
                                              -----------------       ----------------       ----------------       ---------------
(In millions, except per share amounts)       Dollars         %       Dollars        %       Dollars        %       Dollars       %
-----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                     $2,856.7    100.0      $2,608.7    100.0      $2,622.9    100.0      $2,545.1   100.0

Gross profit                                     907.8     31.8         818.1     31.4         838.2     32.0         796.2    31.3

Marketing, general and administrative            691.9     24.2         642.7     24.6         665.7     25.4         653.9    25.7
  expense

Interest expense                                  43.0      1.5          43.2      1.7          42.3      1.6          37.5     1.5

Income before taxes                              172.9      6.1         132.2      5.1         130.2      5.0         104.8     4.1

Taxes on income                                   63.5      2.2          48.9      1.9          50.1      1.9          41.8     1.6

Net income                                       109.4      3.8          84.4      3.2          80.1      3.1          63.0     2.5
-----------------------------------------------------------------------------------------------------------------------------------
                                                           1994                   1993                   1992                  1991
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION

Net income per common share                              $  .98               $    .73                 $  .66              $    .51

Net income per common share, assuming                       .97                    .72                    .66                   n/a
  dilution

Dividends per common share                                  .50                    .45                    .41                   .38

Average common shares outstanding                         111.1                  115.9                  120.8                 123.9

Average common shares outstanding,                        112.3                  116.9                  121.8                   n/a
  assuming dilution

Book value at fiscal year end                           $  6.81               $   6.40               $   6.82              $   6.73

Market price at fiscal year end                           17.75                  14.69                  14.38                 12.69

Market price range                                        13.32                  12.75                  11.63                  9.69
                                                             to                     to                     to                    to
                                                          17.88                  15.57                  14.44                 12.75
-----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                         $ 122.8               $  141.6               $  222.6              $  226.0

Property, plant and equipment, net                        831.6                  758.5                  779.9                 814.2

Total assets                                            1,763.1                1,639.0                1,684.0               1,740.4

Long-term debt                                            347.3                  311.0                  334.8                 329.5

Total debt                                                420.7                  397.5                  427.5                 424.0

Shareholders' equity                                      729.0                  719.1                  802.6                 825.0

Number of employees                                      15,400                 15,750                 16,550                17,095
-----------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                    $  87.9               $   84.1               $   83.8              $   83.1

Research and development expense                           49.1                   45.5                   46.7                  48.7

Effective tax rate                                         36.7%                  37.0%                  38.5%                 39.9%

Long-term debt as a percent of total long-                 32.3                   30.2                   29.4                  28.5
 term capital

Total debt as a percent of total capital                   36.6                   35.6                   34.8                  33.9

Return on average shareholders' equity                     14.8                   11.0                    9.7                   7.7
(percent)

Return on average total capital (percent)                  12.1                    9.3                    8.3                   6.7
-----------------------------------------------------------------------------------------------------------------------------------







                                                                  1990(1)                      1989                       1988
                                                   -------------------          -------------------        -------------------
(In millions, except per share amounts)            Dollars           %          Dollars           %        Dollars           %
------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                          $2,590.2      100.0          $2,490.9      100.0        $2,291.4      100.0

Gross profit                                          808.3       31.2             806.7       32.4           780.2       34.0

Marketing, general and administrative                 752.7       29.1             591.0       23.7           554.7       24.2
  expense

Interest expense                                       40.0        1.5              35.1        1.4            35.5        1.5

Income before taxes                                    15.6         .6             180.6        7.3           190.0        8.3

Taxes on income                                         9.7         .4              66.4        2.7            73.0        3.2

Net income                                              5.9         .2             114.2        4.6           117.0        5.1
------------------------------------------------------------------------------------------------------------------------------
                                                                  1990                         1989                       1988
                                                   -------------------                -------------             --------------
PER SHARE INFORMATION

Net income per common share                                   $    .05                     $    .92                   $    .95

Net income per common share, assuming                              n/a                          n/a                        n/a
  dilution

Dividends per common share                                         .32                          .27                        .23

Average common shares outstanding                                123.9                        124.2                      123.4

Average common shares outstanding,                                 n/a                          n/a                        n/a
  assuming dilution

Book value at fiscal year end                                 $   6.83                     $   6.55                   $   6.25

Market price at fiscal year end                                  10.75                        15.94                      11.00

Market price range                                                7.82                        10.50                       8.57
                                                                    to                           to                         to
                                                                 16.50                        15.94                      13.00
------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                               $  298.8                     $  323.9                   $  314.3

Property, plant and equipment, net                               821.7                        714.1                      667.3

Total assets                                                   1,890.3                      1,715.9                    1,652.2

Long-term debt                                                   376.0                        317.8                      298.8

Total debt                                                       510.4                        418.9                      411.3

Shareholders' equity                                             846.3                        811.3                      769.6

Number of employees                                             18,816                       19,215                     19,114
------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                          $   80.8                     $   71.5                   $   63.8

Research and development expense                                  53.7                         51.0                       47.4

Effective tax rate                                                62.2%                        36.8%                      38.4%

Long-term debt as a percent of total                              30.8                         28.1                       28.0
 long-term capital

Total debt as a percent of total capital                          37.6                         34.1                       34.8

Return on average shareholders' equity                              .7                         14.7                       16.0
(percent)

Return on average total capital (percent)                          1.5                         12.0                       12.7
------------------------------------------------------------------------------------------------------------------------------

(1) In 1990, the Company incurred $85.2 million in pretax charges related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $.58 per common share.

Consolidated Balance Sheet                            Avery Dennison Corporation

(Dollars in millions)                                                                                      1998        1997
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                             $   18.5    $    3.3
   Trade accounts receivable, less allowance for doubtful accounts                                          454.8       457.7
      of $16.5 and $15.6 for 1998 and 1997, respectively
   Inventories, net                                                                                         230.6       230.1
   Other receivables                                                                                         24.0        28.3
   Prepaid expenses                                                                                          19.0        19.6
   Deferred taxes                                                                                            55.1        54.5
-----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                                  802.0       793.5
Property, plant and equipment, at cost:
   Land                                                                                                      40.1        35.4
   Buildings                                                                                                439.9       389.3
   Machinery and equipment                                                                                1,347.0     1,230.1
   Construction-in-progress                                                                                 105.6       135.7
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          1,932.6     1,790.5
   Accumulated depreciation                                                                                 897.0       805.2
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          1,035.6       985.3
Intangibles resulting from business acquisitions, net                                                       145.1       133.7
Non-current deferred taxes                                                                                    5.0         6.8
Other assets                                                                                                154.9       127.2
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                         $2,142.6    $2,046.5
=============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term and current portion of long-term debt                                                      $   71.3    $   43.6
   Accounts payable                                                                                         269.8       245.3
   Accrued payroll and employee benefits                                                                    110.9       115.8
   Other accrued liabilities                                                                                173.4       202.1
   Income taxes payable                                                                                      36.7        20.9
   Deferred taxes                                                                                             2.2         2.2
-----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                             664.3       629.9
Long-term debt                                                                                              465.9       404.1
Long-term retirement benefits and other accrued liabilities                                                 115.5       125.1
Non-current deferred taxes                                                                                   63.6        50.2
Shareholders' equity
   Common stock, $1 par value, authorized - 400,000,000 shares at year end 1998                             124.1       124.1
     and 1997; issued - 124,126,624 shares at year end 1998 and 1997
   Capital in excess of par value                                                                           587.5       592.5
   Retained earnings                                                                                      1,185.1     1,063.6
   Cost of unallocated ESOP shares                                                                          (18.3)      (23.4)
   Employee stock trusts, 15,036,525 shares and                                                            (677.6)     (730.3)
      16,693,347 shares at year end 1998 and 1997, respectively
   Treasury stock at cost, 9,060,617 shares and                                                            (359.4)     (166.8)
      5,053,046 shares at year end 1998 and 1997, respectively
   Accumulated other comprehensive income                                                                    (8.1)      (22.5)
-----------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                               833.3       837.2
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                         $2,142.6    $2,046.5
=============================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Income                    Avery Dennison Corporation


(In millions, except per share amounts)                                            1998                1997                1996
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        $3,459.9            $3,345.7            $3,222.5

Cost of products sold                                                             2,315.4             2,263.0             2,204.2
---------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                    1,144.5             1,082.7             1,018.3

Marketing, general and administrative expense                                       773.2               739.8               712.4

Net gain on divestitures and restructuring charges                                  --                  --                    2.1

Interest expense                                                                     34.6                31.7                37.4
---------------------------------------------------------------------------------------------------------------------------------
  Income before taxes                                                               336.7               311.2               270.6

Taxes on income                                                                     113.4               106.4                94.7
---------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                     $  223.3            $  204.8            $  175.9
=================================================================================================================================
Per share amounts:
  Net income per common share                                                    $   2.20            $   1.99            $   1.68

  Net income per common share,
  assuming dilution                                                                  2.15                1.93                1.63

  Dividends                                                                           .87                 .72                 .62

Average shares outstanding:
  Common shares                                                                     101.5               103.1               105.0

  Common shares, assuming dilution                                                  104.1               106.1               107.6

=================================================================================================================================
Common shares outstanding at year end                                               100.0               102.4               103.6

=================================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity        Avery Dennison Corporation



                                                        Common        Capital in                        Cost of
                                                       stock, $1      excess of       Retained        unallocated    Employee stock
(Dollars in millions)                                  par value      par value       earnings        ESOP shares        trusts
------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1995                                    $124.1         $129.6       $  837.8              (27.0)               --
Comprehensive income:
     Net income                                                                          175.9
     Other comprehensive income:
       Foreign currency translation adjustment
       Minimum pension liability adjustment
       Other comprehensive income
       Total comprehensive income
Repurchase of 3.8 million shares for treasury
Stock issued under option plans,                                            9.0
  net of $13.8 million of tax and dividends paid on
  stock held in stock trusts
Dividends: $.62 per share                                                                (68.1)
ESOP transactions, net                                                                                       (2.4)
Employee stock benefit trust transaction, net                             336.8                                              (644.3)
------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1996                                     124.1          475.4          945.6              (29.4)           (644.3)
Comprehensive income:
   Net income                                                                            204.8
   Other comprehensive income:
      Foreign currency translation adjustment
      Minimum pension liability adjustment
      Other comprehensive income
      Total comprehensive income
Repurchase of 2.5 million shares for treasury
Stock issued under option plans,                                          (17.3)                                               48.4
  net of $29.1 million of tax and dividends paid on
  stock held in stock trusts
Dividends: $.72 per share                                                                (86.8)
ESOP transactions, net                                                                                        6.0
Employee stock benefit trust market value adjustment                      134.4                                              (134.4)
------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1997                                     124.1          592.5        1,063.6              (23.4)           (730.3)
Comprehensive income:
  Net income                                                                             223.3
  Other comprehensive income:
      Foreign currency translation adjustment
      Minimum pension liability adjustment
      Other comprehensive income
      Total comprehensive income
Repurchase of 4 million shares for treasury
Stock issued under option plans,                                          (34.8)                                               82.5
  net of $43.6 million of tax and dividends paid on
  stock held in stock trusts
Dividends: $.87 per share                                                               (101.8)
ESOP transactions, net                                                                                        5.1
Employee stock benefit trust market value adjustment                       29.8                                               (29.8)
------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1998                                    $124.1         $587.5       $1,185.1              (18.3)          $(677.6)
====================================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity       Avery Dennison Corporation

                                                                        Accumulated
                                                                           other
                                                         Treasury      comprehensive
(Dollars in millions)                                     Stock        income (loss)     Total
----------------------------------------------------------------------------------------------
Fiscal year ended 1995                                   $(279.9)        $ 31.2        $ 815.8
Comprehensive income:
   Net income                                                                            175.9
   Other comprehensive income:
     Foreign currency translation adjustment                               (5.5)          (5.5)
     Minimum pension liability adjustment                                   2.4            2.4
                                                                       -----------------------
     Other comprehensive income                                            (3.1)          (3.1)
                                                                                     ---------
     Total comprehensive income                                                          172.8

Repurchase of 3.8 million shares for treasury             (109.3)                       (109.3)
Stock issued under option plans,                            11.2                          20.2
   net of $13.8 million of tax and dividends paid on
   stock held in stock trusts
Dividends: $.62 per share                                                                (68.1)
ESOP transactions, net                                                                    (2.4)
Employee stock benefit trust transaction, net              310.5                           3.0
----------------------------------------------------------------------------------------------
Fiscal year ended 1996                                     (67.5)          28.1          832.0
Comprehensive income:
   Net income                                                                            204.8
   Other comprehensive income:
     Foreign currency translation adjustment                              (49.7)         (49.7)
     Minimum pension liability adjustment                                   (.9)           (.9)
                                                                       -----------------------
     Other comprehensive income                                           (50.6)         (50.6)
                                                                                     ---------
     Total comprehensive income                                                          154.2

Repurchase of 2.5 million shares for treasury              (99.3)                        (99.3)
Stock issued under option plans,                                                          31.1
   net of $29.1 million of tax and dividends paid on
   stock held in stock trusts
Dividends: $.72 per share                                                                (86.8)
ESOP transactions, net                                                                     6.0
Employee stock benefit trust market value adjustment                                        --
----------------------------------------------------------------------------------------------
Fiscal year ended 1997                                    (166.8)         (22.5)         837.2
Comprehensive income:
   Net income                                                                            223.3
   Other comprehensive income:
      Foreign currency translation adjustment                              13.3           13.3
      Minimum pension liability adjustment                                  1.1            1.1
                                                                       -----------------------
      Other comprehensive income                                           14.4           14.4
                                                                                     ---------
      Total comprehensive income                                                         237.7
Repurchase of 4 million shares for treasury               (192.6)                       (192.6)
Stock issued under option plans,                                                          47.7
   net of $43.6 million of tax and dividends paid on
   stock held in stock trusts
Dividends: $.87 per share                                                               (101.8)
ESOP transactions, net                                                                     5.1
Employee stock benefit trust market value adjustment                                        --
----------------------------------------------------------------------------------------------
Fiscal year ended 1998                                   $(359.4)         $(8.1)       $ 833.3
===============================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows                  Avery Dennison Corporation


(In millions)                                                                          1998       1997       1996
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                           $ 223.3    $ 204.8    $ 175.9
Adjustments to reconcile net income to net cash provided
   by operating activities:
 Depreciation                                                                          114.6      105.5      100.2
 Amortization                                                                           12.6       11.3       13.2
 Net gain on divestiture and restructuring charges                                                            (2.1)
 Deferred taxes                                                                         13.8       18.4         .8
 Changes in assets and liabilities, net of the effect of foreign currency translation, business acquisitions and divestitures, and restructuring charges:
  Trade accounts receivable, net                                                        18.6      (26.6)       (.9)
  Inventories, net                                                                      11.0        5.7      (18.1)
  Other receivables                                                                      8.3       (4.8)       1.2
  Prepaid expenses                                                                       1.0       (1.6)       3.7
  Accounts payable and accrued liabilities                                             (11.8)      44.6       45.7
  Taxes on income                                                                       41.5       16.5      (12.4)
  Long-term retirement benefits and other accrued liabilities                          (10.1)      (5.4)      (3.2)
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              422.8      368.4      304.0
------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                                             (159.7)    (177.3)    (187.6)
(Payments) for acquisitions and net proceeds from                                      (30.9)       4.6       12.1
  sale of assets, business divestitures and acquisitions
Other                                                                                  (26.9)     (16.3)      (2.1)
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                 (217.5)    (189.0)    (177.6)
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in long-term debt                                                              50.0       60.0          -
Decrease in long-term debt                                                              (3.9)      (1.7)     (14.3)
Net increase (decrease) in short-term debt                                              39.3      (73.0)      32.2
Dividends paid                                                                        (101.8)     (86.8)     (68.1)
Purchase of treasury stock                                                            (192.6)     (99.3)    (109.3)
Proceeds from exercise of stock options                                                 20.7       13.3       13.5
Other                                                                                   (2.3)       7.9       (3.6)
------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                 (190.6)    (179.6)    (149.6)
------------------------------------------------------------------------------------------------------------------
Effect of foreign currency translation on cash balances                                   .5        (.3)        -
------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                        15.2        (.5)     (23.2)
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                             3.3        3.8       27.0
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                               $  18.5    $   3.3    $   3.8
==================================================================================================================

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

  FISCAL YEAR

  The Company's 1998 fiscal year reflected a 53-week period ending January 2, 1999. The Company's 1997 and 1996 fiscal years reflected 52-week periods ending December 27, 1997 and December 28, 1996, respectively. Normally each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

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

  CASH AND CASH EQUIVALENTS

  Cash and cash equivalents include cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

  (In millions)                                                                 1998     1997     1996
  -----------------------------------------------------------------------------------------------------
  Interest, net of capitalized amounts                                          $29.8    $31.5   $ 40.0
  Income taxes, net of refunds                                                   86.3     88.1    115.9
  =====================================================================================================

                                                      Avery Dennison Corporation

  INVENTORIES

  Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out (FIFO) and last-in, first-out
  (LIFO) methods. Inventories valued using the LIFO method comprised 37 percent and 35 percent of inventories before LIFO adjustment at year end 1998 and 1997, respectively.

  During 1998, 1997 and 1996, certain inventories were reduced resulting in the liquidation of LIFO inventory carried at lower costs prevailing in prior years as compared with current costs. The effect was to reduce 1998, 1997 and 1996 cost of products sold by $3.3 million, $4.2 million and $3.2 million, respectively. Inventories at year end were as follows:

  (In millions)                                                                     1998                 1997
  -----------------------------------------------------------------------------------------------------------
  Raw materials                                                                   $ 69.2               $ 74.4
  Work-in-progress                                                                  66.6                 70.9
  Finished goods                                                                   121.4                114.7
  LIFO adjustment                                                                  (26.6)               (29.9)
  -----------------------------------------------------------------------------------------------------------
                                                                                  $230.6               $230.1
  ===========================================================================================================

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

  INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

  Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net assets acquired and are amortized over a 25-to-40 year period using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 1998 and 1997 was $55.6 million and $49.4 million, respectively.

  FOREIGN CURRENCY TRANSLATION

  All asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the weighted-average currency rate which prevailed during the fiscal year. Gains and losses resulting from foreign currency transactions, other than those transactions described below, are included in income currently. Gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements are excluded from net income and are recorded directly to a component of other comprehensive income. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently.

  Transaction and translation losses decreased net income in 1998, 1997 and 1996, by $2.9 million, $1.5 million and $1.6 million, respectively.

                                                      Avery Dennison Corporation

  FINANCIAL INSTRUMENTS

  The Company enters into foreign exchange forward, option and swap contracts, and interest rate contracts to manage exposure to fluctuations in foreign currency exchange and interest rates. The Company does not hold or purchase any foreign currency or interest rate contracts for trading purposes.

  Foreign exchange forward, option and swap contracts that hedge existing assets, liabilities or firm commitments are measured at fair value and the related gains and losses on these contracts are recognized in net income currently. Foreign exchange forward and option contracts that hedge forecasted transactions are measured at fair value and the related gains and losses on these contracts are deferred and subsequently recognized in net income in the period in which the underlying transaction is consummated. In the event that an anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in net income currently.

  Gains and losses resulting from foreign exchange forward, option and swap contracts are recorded in the same category as the related item being hedged. Cash flows from the use of financial instruments are reported in the same category as the hedged item in the Consolidated Statement of Cash Flows. Gains and losses on contracts used to hedge the value of investments in certain foreign subsidiaries are included in a component of other comprehensive income.

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

  RESEARCH AND DEVELOPMENT

  Research and development costs are expensed as incurred. Research and development expense for 1998, 1997 and 1996 was $65 million, $61.1 million and $54.6 million, respectively.

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

                                                      Avery Dennison Corporation

  NET INCOME PER SHARE

  Net income per common share amounts were computed as follows:

  (In millions, except per share amounts)                                              1998              1997              1996
  ------------------------------------------------------------------------------------------------------------------------------
  (A)   Net income available to common shareholders                                   $223.3            $204.8            $175.9
  ------------------------------------------------------------------------------------------------------------------------------
  (B)   Weighted average number of common shares                                       101.5             103.1             105.0
        outstanding

        Additional common shares issuable under employee stock
        options using the treasury stock method                                          2.6               3.0               2.6
  ------------------------------------------------------------------------------------------------------------------------------
  (C)   Weighted average number of common shares                                       104.1             106.1             107.6
        outstanding assuming the exercise of stock options

  Net income per common share (A) / (B)                                               $ 2.20            $ 1.99            $ 1.68
  Net income per common share, assuming dilution (A) / (C)                              2.15              1.93              1.63
  ==============================================================================================================================

  COMPREHENSIVE INCOME

  Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", was adopted during the first quarter of 1998. The standard established guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes net income, foreign currency translation adjustments and adjustments to the minimum pension liability. The Company has changed the format of its Consolidated Statement of Shareholders' Equity to present comprehensive income and its components.

  The following table reflects the balances of each classification within accumulated other comprehensive income (loss):

                                                                 Foreign currency                                Accumulated other
                                                                    translation           Minimum pension      comprehensive income
  (In millions)                                                     adjustment               liability                (loss)
  ----------------------------------------------------------------------------------------------------------------------------------
  Fiscal year end 1995                                                       $ 33.8                   $(2.6)                 $ 31.2
  1996 change                                                                  (5.5)                    2.4                    (3.1)
  ----------------------------------------------------------------------------------------------------------------------------------
  Fiscal year end 1996                                                         28.3                     (.2)                   28.1
  1997 change                                                                 (49.7)                    (.9)                  (50.6)
  ----------------------------------------------------------------------------------------------------------------------------------
  Fiscal year end 1997                                                        (21.4)                   (1.1)                  (22.5)
  1998 change                                                                  13.3                     1.1                    14.4
  ----------------------------------------------------------------------------------------------------------------------------------
  Fiscal year end 1998                                                       $ (8.1)                  $     -                $ (8.1)
  ==================================================================================================================================

                                                      Avery Dennison Corporation

  SEGMENT INFORMATION

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was adopted in the fourth quarter of 1998 and supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". The new standard established guidelines for reporting information on operating segments in interim and annual financial statements. The adoption of the standard did not affect the Company's results of operations or financial position. In addition, the standard did not materially change the Company's segment disclosures (see Note 10).

  FUTURE ACCOUNTING REQUIREMENTS

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income. The new rules will be effective the first quarter of 2000. The Company is in the process of determining the impact of this new standard and, based on current market conditions, anticipates that it will not have a material impact on the Company's financial results when effective.

  FINANCIAL PRESENTATION

  Certain prior year amounts have been reclassified to conform with the 1998 financial statement presentation.

  Note 2. DIVESTITURE AND RESTRUCTURING

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

  The Company's 1996 restructuring program was completed as of the third quarter of 1997.

                                                      Avery Dennison Corporation

  Note 3. DEBT

  Long-term debt at year end was as follows:

(In millions)                                                                          1998               1997
-----------------------------------------------------------------------------------------------------------------
  Medium-term notes (5.9% to 8.0% at year end)                                          $410.0             $360.0
  Domestic variable-rate short-term borrowings to be refinanced                           42.0               26.4
    on a long-term basis (5.1% at year end)
  Industrial Revenue Bonds (4.1% to 9.9% at year end)                                     10.8               15.6
  Other long-term debt (4.2% to 9.5% at year end)                                          5.5                3.6
-----------------------------------------------------------------------------------------------------------------
                                                                                         468.3              405.6
  Less: Amount classified as current                                                      (2.4)              (1.5)
-----------------------------------------------------------------------------------------------------------------
                                                                                        $465.9             $404.1
=================================================================================================================

  The Company has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2003, with all amounts borrowed under this agreement due on the same date. The Company may annually extend the revolving period and due date under certain conditions with approval of the banks. The financing available under this revolving credit agreement will be used, as needed, to repay uncollateralized short-term and currently maturing long-term debt, and to finance other corporate requirements.

  In addition to the above revolving credit agreement, the Company had short-term lines of credit available aggregating $360.2 million at the end of 1998, of which $68.9 million was utilized at variable interest rates ranging from 4 percent to 7 percent.

  During the fourth quarter of 1996, the Company registered with the Securities and Exchange Commission $150 million in principal amount of uncollateralized medium-term notes. In 1998 and 1997, $50 million and $60 million in notes were issued, respectively. Proceeds from the medium-term notes were used to refinance short-term debt and for other general corporate purposes. The Company's outstanding medium-term notes have maturities from 2000 through 2025 and have a weighted-average interest rate of 6.95 percent.

  The amount of long-term debt outstanding at the end of 1998, which matures during 1999 through 2003 is $2.4 million, $4.9 million, $3.2 million, $20.1 million and $119.7 million, respectively, with $318 million maturing thereafter.

  The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 1998 and 1997, the fair value of the Company's total debt, including short-term borrowings, was $554.9 million and $447.9 million, respectively.

  The terms of various loan agreements in effect at year end require that the Company maintain specified ratios of consolidated debt and consolidated interest expense to certain measures of income.

  The Company's total interest costs in 1998, 1997 and 1996 were $37.6 million, $34.9 million and $40.9 million, respectively, of which $3.0 million, $3.2 million and $3.5 million, respectively, were capitalized as part of the cost of assets constructed for the Company's use.

                                                      Avery Dennison Corporation

  Note 4.  FINANCIAL INSTRUMENTS

  The Company enters into foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 1998 and 1997, the Company had foreign exchange forward contracts with a notional value of $311.9 million and $205.1 million, respectively, substantially all of which were denominated in European currencies. The Company's foreign exchange option contracts, which were also primarily denominated in European currencies, had notional amounts of $13.4 million and $25.8 million at the end of 1998 and 1997, respectively. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. All foreign exchange forward and option contracts outstanding have maturities within 12 months. The carrying value of the foreign exchange forward contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net liability of approximately $.9 million and a net asset of approximately $1.3 million at the end of 1998 and 1997, respectively. The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was $.3 million and $.9 million at the end of the 1998 and 1997, respectively.

  During 1998, the Company entered into a swap contract to hedge foreign currency commitments of approximately $9 million over a five year period. The carrying value of this contract approximated fair value, which was a liability of approximately $.1 million at the end of 1998.

  The counterparties to foreign exchange forward, option and swap contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

  At the end of 1998, the Company had letters of credit outstanding totaling $14.4 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximates fair value.

  As of year end 1998 and 1997, approximately 24 percent and 26 percent, respectively, of trade accounts receivables were from nine domestic customers. While the Company does not require its customers to provide collateral, the financial position and operations of these customers are monitored on an ongoing basis. Although the Company may be exposed to losses in the event of nonpayment, it does not anticipate any such losses.

                                                      Avery Dennison Corporation

  NOTE 5.  COMMITMENTS

  Minimum annual rental commitments on operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows:

  (In millions)
  --------------------------------------------------------------
  Year
  --------------------------------------------------------------
  1999                                                    $ 32.6
  2000                                                      27.4
  2001                                                      20.8
  2002                                                      14.8
  2003                                                      11.2
  Thereafter                                                15.0
  --------------------------------------------------------------
  Total minimum lease payments                            $121.8
  ==============================================================

  Operating leases relate primarily to office and warehouse space, EDP and transportation equipment.

  Rent expense for 1998, 1997 and 1996 was $41 million, $39.4 million and $39 million, respectively.

                                                      Avery Dennison Corporation

  NOTE 6.  TAXES BASED ON INCOME

  Taxes based on income were as follows:

  (In millions)                                                                   1998              1997              1996
  ------------------------------------------------------------------------------------------------------------------------
  Current:
     U.S. Federal tax                                                           $ 56.5            $ 58.3             $55.9
     State taxes                                                                  13.4              15.6              12.3
     International taxes                                                          30.1              13.6              28.1
  ------------------------------------------------------------------------------------------------------------------------
                                                                                 100.0              87.5              96.3
  ------------------------------------------------------------------------------------------------------------------------
  Deferred:
    U.S. taxes                                                                    11.1              10.8              (4.7)
    International taxes                                                            2.3               8.1               3.1
  ------------------------------------------------------------------------------------------------------------------------
                                                                                  13.4              18.9              (1.6)
  ------------------------------------------------------------------------------------------------------------------------
  Taxes on income                                                               $113.4            $106.4             $94.7
  ========================================================================================================================

  The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

  (In millions)                                                                   1998              1997                1996
  --------------------------------------------------------------------------------------------------------------------------
  Computed tax at 35% of income before taxes                                    $117.8            $108.9               $94.7
  Increase (decrease) in taxes resulting from:
     State taxes, net of federal tax benefits                                      8.7              10.1                 8.0
     Other items, net                                                            (13.1)            (12.6)               (8.0)
  --------------------------------------------------------------------------------------------------------------------------
  Taxes on income                                                               $113.4            $106.4               $94.7
  ==========================================================================================================================

  Consolidated income before taxes for U.S. and international operations was as follows:

  (In millions)                                                                   1998              1997              1996
  ------------------------------------------------------------------------------------------------------------------------
  U.S.                                                                          $232.2            $222.7            $176.4
  International                                                                  104.5              88.5              94.2
  ------------------------------------------------------------------------------------------------------------------------
                                                                                $336.7            $311.2            $270.6
  ========================================================================================================================

  U.S. income taxes have not been provided on undistributed earnings of international subsidiaries ($382.1 million at year end 1998) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

  Operating loss carryforwards for international subsidiaries aggregating $41.6 million are available to reduce income taxes payable, of which $15.2 million will expire from 1999 through 2005, while $26.4 million can be carried forward indefinitely.

                                                      Avery Dennison Corporation

  Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities were as follows:

  (In millions)                                                                      1998                1997
  -----------------------------------------------------------------------------------------------------------
  Accrued expenses not currently deductible                                        $ 65.2              $ 67.6
  Net operating losses and foreign tax credit carryforwards                          22.8                20.9
  Postretirement and postemployment benefits                                         12.1                11.7
  Pension costs                                                                      (8.7)               (5.0)
  Valuation allowance                                                                (6.5)               (5.0)
  Depreciation                                                                      (90.6)              (82.9)
  Other items, net                                                                     --                 1.6
  -----------------------------------------------------------------------------------------------------------
  Total net deferred tax (liabilities) assets                                      $ (5.7)             $  8.9
  ===========================================================================================================

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

                                                      Avery Dennison Corporation

  The Board of Directors has authorized the repurchase of an aggregate 35.4 million shares of the Company's outstanding common stock. The acquired shares may be reissued under the Company's stock option and incentive plans. At year end 1998, approximately 3.5 million shares were still available for repurchase pursuant to this authorization.

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

  The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to executives may be issued at prices no less than par value. Options granted are generally priced at fair market value on the date of the grant and generally vest ratably over a four year period. Unexercised options expire ten years from the date of grant. The following table sets forth stock option information relative to these plans:

                                                           1998                              1997                              1996
                                 -------------------------------   -------------------------------   ------------------------------
                                  Weighted-average        Number   Weighted-average         Number   Weighted-average        Number
  (Options in thousands)            exercise price    of options     exercise price     of options     exercise price    of options
  --------------------------------------------------------------   -------------------------------   ------------------------------
  Outstanding at beginning of year          $23.19       9,147.7             $18.76        9,775.7             $15.03      10,224.6
  Granted                                    45.65       1,098.5              42.29        1,339.0              34.67       1,623.0
  Exercised                                  14.32      (2,204.7)             12.93       (1,706.9)             11.96      (1,778.9)
  Forfeited or expired                       28.28        (296.6)             22.39         (260.1)             18.23        (293.0)
  ----------------------------------------------------------------------------------------------------------------------------------
  Outstanding at year end                   $28.70       7,744.9             $23.19        9,147.7             $18.76       9,775.7
  Options exercisable at year end                        3,714.0                           4,518.7                          4,670.4
  ==================================================================================================================================

  The following table summarizes information on fixed stock options outstanding at January 2, 1999 (options in thousands):

                                                                   Options outstanding                         Options exercisable
                             -----------------------------------------------------------    ---------------------------------------
                                                       Weighted-
                                                        average               Weighted-                                   Weighted-
                                   Number             remaining                average               Number                average
  Range of exercise prices    outstanding      contractual life         exercise price          exercisable         exercise price
  --------------------------------------------------------------------------------------    ---------------------------------------
  $ 9.59 - 14.00                 1,137.9             3.2 years               $12.86                 1,137.9             $12.86
   15.28 - 23.63                 2,808.2             6.2 years                19.30                 2,022.4              17.61
   34.94 - 45.19                 3,798.8             8.8 years                40.40                   553.7              36.61
  ---------------------------------------------------------------------------------------------------------------------------------
  $ 9.59 - 45.19                 7,744.9             7.0 years               $28.70                 3,714.0             $18.99
  =================================================================================================================================

                                                      Avery Dennison Corporation

  As permitted under current accounting standards, no compensation cost was recognized in the Consolidated Statement of Income for the Company's stock option and incentive plans. Had compensation cost for the Company's stock-based compensation plans been recognized ratably over the options' vesting periods, the Company's pro forma net income and net income per common share would have been $213.4 million and $2.10, respectively, for 1998, $197.8 million and $1.92, respectively, for 1997 and $172.1 million and $1.64, respectively, for 1996. Net income per share, assuming dilution, would have been $2.05, $1.86 and $1.59 for 1998, 1997 and 1996, respectively.

  The weighted-average fair value of options granted during 1998, 1997 and 1996 was $13.07, $12.70 and $9.51, respectively. Option grant date fair values were determined using a Black-Scholes option pricing value. The underlying assumptions used were as follows:

                                                                     1998        1997        1996
  -------------------------------------------------------------------------------------------------
  Risk-free interest rate                                            5.37%       6.39%       6.40%
  Expected stock price volatility                                   24.34       17.74       18.57
  Expected dividend yield                                            2.18        1.74        2.09
  Expected option term                                             10 years    10 years    10 years
  =================================================================================================

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

                                                      Avery Dennison Corporation

  NOTE 9. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

  The Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" in 1998. SFAS No. 132 revises employers' disclosures for pensions and other postretirement benefit plans. It does not change measurement or recognition of those plans. Prior year information has been presented in accordance with the new standard.

  DEFINED BENEFIT PLANS AND POSTRETIREMENT HEALTH BENEFITS

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

                                                      Avery Dennison Corporation

  The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                                                    Postretirement
                                                                      Pension Benefits             Health Benefits
                                                               ---------------------------------------------------------
  (In millions)                                                    1998              1997           1998          1997
  ----------------------------------------------------------------------------------------------------------------------
  Change in benefit obligation:
  Benefit obligation at beginning of year                        $439.7            $401.1         $ 30.0        $ 28.4
  Service cost                                                     10.1               8.4            1.0           1.1
  Interest cost                                                    29.9              29.1            2.0           2.0
  Participant contribution                                          1.9               1.7              -             -
  Amendments                                                        7.8               9.4              -             -
  Actuarial loss (gain)                                             3.7              25.4           (1.5)            -
  Benefits paid                                                   (25.6)            (23.3)          (1.6)         (1.5)
  Foreign currency translation                                      6.1             (12.1)            -              -
  ----------------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                              $473.6            $439.7         $ 29.9        $ 30.0
  ======================================================================================================================
  Change in plan assets:
  Fair value of plan assets at beginning of year                 $521.8            $471.5             -              -
  Actual return on plan assets                                     95.6              71.5             -              -
  Employer contribution                                             3.3               6.8            1.6           1.5
  Participant contribution                                          1.9               1.7              -             -
  Benefits paid                                                   (25.6)            (23.3)          (1.6)         (1.5)
  Foreign currency translation                                      8.5              (6.4)              -            -
  --------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year                       $605.5            $521.8               -            -
  ======================================================================================================================
  Funded status of the plans:
  Plan assets in excess of (less than) benefit obligation        $131.9            $ 82.1         $(29.9)       $(30.0)
  Unrecognized net actuarial gain                                 (59.0)            (10.4)          (4.3)         (3.0)
  Unrecognized prior service cost (benefit)                         4.2              (2.8)           1.0           1.1
  Unrecognized net asset                                          (18.5)            (19.6)             -             -
  ----------------------------------------------------------------------------------------------------------------------
  Net amount recognized                                          $ 58.6            $ 49.3         $(33.2)       $(31.9)
  ======================================================================================================================
  Amounts recognized in the Consolidated Balance Sheet
  consist of:
  Prepaid benefit cost                                           $ 84.1            $ 68.7               -           -
  Accrued benefit liability                                       (26.8)            (21.9)         (33.2)        (31.9)
  Intangible asset                                                  1.3               1.4              -             -
  Accumulated other comprehensive income                              -               1.1              -             -
  ----------------------------------------------------------------------------------------------------------------------
  Net amount recognized                                          $ 58.6            $ 49.3         $(33.2)       $(31.9)
  ======================================================================================================================

                                                      Avery Dennison Corporation

  The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $24.1 million, $22.2 million and $3.7 million, respectively, at year end 1998, and $182.7 million, $169.3 million and $149.7 million, respectively, at year end 1997.



                                                                                                                    Postretirement
                                                                                  Pension Benefits                 Health Benefits

                                                                      1998        1997        1996         1998      1997    1996
  -------------------------------------------------------------------------------------------------      --------------------------
  Weighted-average assumptions used:
  Discount rate                                                        6.7%        7.0%         7.4%       7.00%     7.25%    7.25%
  Expected long-term rate of return on plan assets                     9.2         9.3          9.7           -         -        -
  Rate of increase in future compensation levels                       4.1         4.4          5.0           -         -        -
  ================================================================================================================================

                                                      Avery Dennison Corporation

  The following table sets forth the components of net periodic benefit (income) cost:


                                                                                                            Postretirement
                                                                        Pension Benefits                    Health Benefits
                                                               ---------------------------------     ---------------------------
  (In millions)                                                     1998         1997       1996        1998      1997      1996
  ----------------------------------------------------------------------------------------------     ---------------------------
  Components of net periodic benefit (income)
  cost:
  Service cost                                                    $ 10.1       $  8.4      $  9.1      $ 1.0     $ 1.1     $  .9
  Interest cost                                                     29.9         29.1        27.0        2.0       2.0       1.8
  Expected return on plan assets                                   (44.0)       (39.4)      (38.4)         -         -         -
  Recognized net actuarial loss (gain)                                .6          2.3         1.8        (.1)        -       (.1)
  Amortization of prior service cost                                  .9           .1           -          -        .1        .1
  Amortization of transition obligation or asset                    (2.0)        (2.0)       (1.9)         -         -         -
  ------------------------------------------------------------------------------------------------------------------------------
  Net periodic benefit (income) cost                              $ (4.5)      $ (1.5)     $ (2.4)     $ 2.9     $ 3.2     $ 2.7
  ==============================================================================================================================

  For measurement purposes, a 7 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease to 6 percent by 2000 and remain at that level.

  A one percentage point change in assumed health care cost trend rates would have the following effects:


  (In millions)                                                           One percentage-point          One percentage-point
                                                                                increase                      decrease
  ---------------------------------------------------------------------------------------------------------------------------
  Effect on total of service and interest cost components                         $ .5                           $ (.4)
  Effect on postretirement benefit obligation                                      3.9                            (3.5)

=============================================================================================================================

  As a result of changes in assumptions used during 1998 and 1997, an additional liability of $1.3 million and $2.5 million, respectively, is reflected in the Company's Consolidated Balance Sheet. These amounts are offset in 1998 and 1997 by the recording of an intangible pension asset of $1.3 million and $1.4 million, respectively, and a charge to equity of $1.1 million in 1997. Consolidated pension (income) expense for 1998, 1997 and 1996 was $(2.9) million, $.4 million and $1.5 million, respectively.

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

  The Company also maintained another leveraged ESOP for employees not covered by a collective bargaining agreement. This ESOP also borrowed funds to purchase shares of the Company's common stock at market prices. On December 1, 1997, the Savings Plan ESOP merged with this ESOP. The combined ESOP funds the Company's stock contributions to the Savings Plan.

                                                      Avery Dennison Corporation

  ESOP expense is accounted for under three different methodologies: the cost of shares allocated method, the cash flow method and the fair value method. Total ESOP expense for 1998, 1997 and 1996 was $.1 million, $3.5 million and $8.9 million, respectively. Company contributions to pay interest and principal on ESOP borrowings for 1998, 1997 and 1996 were $.1 million, $3.2 million and $8.8 million, respectively.

  Interest costs incurred by the ESOPs for 1998, 1997 and 1996 were $1.8 million, $2.6 million and $2.7 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.6 million in 1998 and 1997, and $1.7 million in 1996.

  Consolidated expense for all defined contribution plans (including total ESOP expense) for 1998, 1997 and 1996 was $.8 million, $4 million and $9.3 million, respectively. Of the total shares held by the ESOP, 6.4 million shares were allocated and 1.7 million shares were unallocated at year end 1998, and 6.8 million shares were allocated and 1.9 million shares were unallocated at year end 1997.

  Of the total shares held by the ESOP, shares accounted for under the fair value method were comprised of 337,400 allocated shares at year end 1998, and 200,100 allocated shares and 137,300 unallocated shares at year end 1997. Under the fair value method, unallocated shares were valued at $6 million at year end 1997.

  OTHER RETIREMENT PLANS

  The Company has deferred compensation plans which permit eligible employees and directors to defer a specific portion of their compensation. The deferred compensation, together with certain Company contributions, earn specified and variable rates of return. As of year end 1998 and 1997, the Company had accrued $78.2 million and $72.3 million, respectively, for its obligations under these plans. The Company's expense, which includes Company contributions and interest expense, was $6.3 million, $8.1 million and $6 million for 1998, 1997 and 1996, respectively. A portion of the interest may be forfeited by participants in the event employment is terminated before age 55 other than by reason of death, disability or retirement.

  To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $46.6 million and $30.7 million at year end 1998 and 1997, respectively.

                                                      Avery Dennison Corporation

  NOTE 10. SEGMENT INFORMATION

  During the fourth quarter of 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company manages its business in two reportable operating segments: Pressure-sensitive Adhesives and Materials and Consumer and Converted Products. The segments were determined based upon the types of products produced and markets served by each segment. The Pressure-sensitive Adhesives and Materials segment manufactures pressure-sensitive adhesives and base materials that are sold primarily to converters and label printers to be further processed. Products in this segment include Fasson-brand papers, films and foils, specialty tape and chemicals. The Consumer and Converted Products segment manufactures products for use by the retail industry and original equipment manufacturers. This segment includes Avery-brand labels and other consumer products, custom labels, high performance specialty films and labels, automotive applications and fasteners.

  The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersector sales are recorded at or near market prices and are eliminated in determining consolidated sales. The Company evaluates performance based on income from operations before interest expense and taxes. General corporate expenses are also excluded from the computation of income from operations.

  The Company does not disclose total assets by reportable operating segment since the Company does not produce such information internally. Instead, the Company reviews each operating segment's average invested capital to assess performance and decide how to allocate resources to each segment.

                                                      Avery Dennison Corporation

  Financial information by reportable operating segment is set forth below:


  (In millions)                                                                     1998        1997     1996/(1)/
  --------------------------------------------------------------------------------------------------------------
  Net sales:
  Pressure-sensitive Adhesives and Materials                                    $1,874.1    $1,823.8    $1,783.8
  Consumer and Converted Products                                                1,742.1     1,672.6     1,580.1
  Intersector                                                                     (156.3)     (151.9)     (145.5)
  Divested operations                                                                  -         1.2         4.1
  --------------------------------------------------------------------------------------------------------------
  Net sales                                                                     $3,459.9    $3,345.7    $3,222.5
  ==============================================================================================================
  Income (loss) from operations before interest and taxes:
  Pressure-sensitive Adhesives and Materials                                    $  170.3    $  172.1    $  160.7
  Consumer and Converted Products                                                  227.0       188.5       158.5
  Divested operations                                                                  -         (.6)       (3.6)
  Corporate administrative and research and                                        (26.0)      (17.1)       (7.6)
     development expenses
  --------------------------------------------------------------------------------------------------------------
                                                                                $  371.3    $  342.9    $  308.0
  Interest expense                                                                 (34.6)      (31.7)      (37.4)
  --------------------------------------------------------------------------------------------------------------
  Income before taxes                                                           $  336.7    $  311.2    $  270.6
  ==============================================================================================================

  Capital expenditures:
  Pressure-sensitive Adhesives and Materials                                    $   82.9    $  105.7    $  101.6
  Consumer and Converted Products                                                   70.0        66.8        76.1
  Corporate and divested operations                                                  6.8         4.8         9.9
  --------------------------------------------------------------------------------------------------------------
  Capital expenditures                                                          $  159.7    $  177.3    $  187.6
  ==============================================================================================================
  Depreciation expense:
  Pressure-sensitive Adhesives and Materials                                    $   59.1    $   55.0    $   50.3
  Consumer and Converted Products                                                   48.2        43.8        40.0
  Corporate and divested operations                                                  7.3         6.7         9.9
  --------------------------------------------------------------------------------------------------------------
  Depreciation expense                                                          $  114.6    $  105.5    $  100.2
  ==============================================================================================================

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

         The 1996 restructuring charges, along with the gains on divestiture, were reported in the "Net gain on divestitures and restructuring charges" line of the Consolidated Statement of Income.

                                                      Avery Dennison Corporation

  Financial information relating to the Company's operations by geographic area is set forth below:


  (In millions)                                                                    1998        1997        1996
  -------------------------------------------------------------------------------------------------------------
  Net sales:
  U.S.                                                                         $2,206.4    $2,154.0    $2,039.6
  International                                                                 1,288.4     1,227.3     1,212.6
  Intersector                                                                     (34.9)      (36.8)      (33.8)
  Divested operations                                                                 -         1.2         4.1
  -------------------------------------------------------------------------------------------------------------
  Net sales                                                                    $3,459.9    $3,345.7    $3,222.5
  =============================================================================================================
  Property, plant and equipment, net:
  U.S.                                                                         $  584.0    $  572.3    $  552.1
  International                                                                   391.3       351.7       338.7
  Corporate and divested operations                                                60.3        61.3        71.9
  -------------------------------------------------------------------------------------------------------------
  Property, plant and equipment, net                                           $1,035.6    $  985.3    $  962.7
  =============================================================================================================

  Revenues are attributed to geographic areas based on the location to which the product is shipped. The Company's international operations, conducted primarily in continental Europe and the United Kingdom, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company's business.

                                                      Avery Dennison Corporation

  NOTE 11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                    First          Second       Third            Fourth
  (In millions, except per share data)                             Quarter         Quarter    Quarter/(2)/  Quarter/(1)/,/(3)/
  --------------------------------------------------------------------------------------------------------------------------------
  1998 /(1)/, /(3)/
  Net sales                                                        $843.6           $871.5       $860.2         $884.6
  Gross profit                                                      280.5            291.3        280.9          291.8
  Net income                                                         54.2             57.4         55.8           55.9
  Net income per common share                                         .53              .56          .55            .56
  Net income per common share, assuming dilution                      .52              .55          .54            .54
  --------------------------------------------------------------------------------------------------------------------
  1997 /(1)/
  Net sales                                                        $828.9           $844.8       $835.6         $836.4
  Gross profit                                                      262.9            273.8        270.1          275.9
  Net income                                                         48.2             49.6         52.6           54.4
  Net income per common share                                         .47              .48          .51            .53
  Net income per common share, assuming dilution                      .45              .47          .50            .52
  --------------------------------------------------------------------------------------------------------------------
  1996 /(1)/, /(2)/
  Net sales                                                        $796.6           $797.7       $819.3         $808.9
  Gross profit                                                      246.7            248.4        260.5          262.7
  Net income                                                         40.0             41.6         46.6           47.7
  Net income per common share                                         .38              .39          .45            .46
  Net income per common share, assuming dilution                      .37              .39          .44            .45
  ====================================================================================================================

  /(1)/ During the fourth quarter of 1998, 1997 and 1996, certain inventories were reduced, resulting in the liquidation of LIFO inventory. The effect was to reduce cost of products sold by $1.9 million, $3 million and $1.7 million, respectively.
  /(2)/ Net income for the third quarter of 1996 includes income of $1.4 million, or $.01 per common share, related to the net gain on divestiture and restructuring charges.
  /(3)/ The Company's 1998 fiscal year reflected a 53-week period compared to 52-week periods in 1997 and 1996. The extra week in 1998 was reflected in the fourth quarter.

  NOTE 12.  SUBSEQUENT EVENTS

  On January 12, 1999, the Company completed a transaction with Steinbeis Holding GmbH to combine substantially all of the Company's office products businesses in Europe with Zweckform Buro-Produkte GmbH (Zweckform), a German office products supplier. Zweckform produces labels, films and specialty papers for use with personal computers, desktop printers and copiers. Zweckform had sales of approximately $120 million in 1997. The Company has a substantial majority position in the venture.

  On January 26, 1999, the Company announced plans for a major realignment of the Company's cost structure, which will include a one-time restructuring charge in the first quarter of 1999, designed to increase operating efficiencies and improve profitability. The restructuring will result in a one-time pretax charge of $60 million to $65 million, or $.40 to $.42 per diluted share on an after-tax basis. The restructuring charge will include severance costs, related asset write-offs, and other one-time expenses. The Company will close eight facilities around the world and eliminate approximately 1,500 positions. In addition, a portion of the restructuring program will involve the consolidation of some of its office products manufacturing facilities into a new facility in Northern Mexico, which will involve the addition of some positions in the year 2000.

                                                      Avery Dennison Corporation


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


  To the Board of Directors and Shareholders of Avery Dennison:

  We have audited the accompanying consolidated balance sheet of Avery Dennison Corporation and subsidiaries as of January 2, 1999 and December 27, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion the financial statements referred to above, which appear on pages 34 through 48 of this Annual Report, present fairly, in all material respects, the consolidated financial position of Avery Dennison Corporation and subsidiaries as of January 2, 1999 and December 27, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.


  /s/ PricewaterhouseCoopers LLP
  ------------------------------
  PricewaterhouseCoopers LLP
  Los Angeles, California
  January 26, 1999

                                                      Avery Dennison Corporation

  CORPORATE INFORMATION

  COUNSEL

  Latham & Watkins
  Los Angeles, California

  INDEPENDENT ACCOUNTANTS

  PricewaterhouseCoopers LLP
  Los Angeles, California

  TRANSFER AGENT-REGISTRAR

  First Chicago Trust Company of New York, a division of EquiServe
  P.O. Box 2500
  Jersey City, NJ  07303-2500
  (800) 756-8200
  (201) 222-4955 (hearing impaired number) fctc@em.fcnbd.com (e:\mail) http://www.equiserve.com (Web site)

  ANNUAL MEETING

  The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 29, 1999, in the Conference Center of the Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

  FAX-ON-DEMAND

  To obtain news releases on Avery Dennison earnings, dividends or other activities, dial our 24-hour fax-on-demand service at (800) 947-1093, and follow the voice prompts.

  DIRECTSERVICE(TM) INVESTMENT AND STOCK PURCHASE PROGRAM

  Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price.

  Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price.

  Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE Investment Program, c/o First Chicago Trust Company of New York (include a reference to Avery Dennison in the correspondence), P.O. Box 2598, Jersey City, NJ 07303-2598, or calling (800) 649-2291, or logging into their website at "http://www.equiserve.com".

                                                      Avery Dennison Corporation


  DIRECT DEPOSIT OF DIVIDENDS

  Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison's transfer agent and registrar, First Chicago Trust Company of New York, at (800) 870-2340.

  FORM 10-K

  A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation.

  CORPORATE HEADQUARTERS

  Miller Corporate Center
  150 North Orange Grove Boulevard
  Pasadena, California  91103
  (626) 304-2000

  Mailing Address:
  P.O. Box 7090
  Pasadena, California  91109-7090
  Fax:  (626) 792-7312

  INVESTOR RELATIONS CONTACT

  Wayne H. Smith, Vice President and Treasurer
  (626) 304-2000
  investorcom@averydennison.com

  WORLDWIDE WEB SITES

  http://www.averydennison.com
  http://www.avery.com (direct address for Avery-brand office and consumer products)
  http://www.fasson.com (direct address for Fasson-brand products)

  PRODUCT INFORMATION

  For information about Avery Dennison office products and services, call the Consumer Service Center toll-free at (800) 252-8379.

                                                      Avery Dennison Corporation

  STOCK AND DIVIDEND DATA

  Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges.
  Ticker symbol:  AVY

                                                                   1998                                 1997
                                                          --------------------------      ----------------------------
                                                               High           Low                  High         Low
  ----------------------------------------------------------------------------------      ----------------------------
  Market Price

  First Quarter                                                54 3/16        41 9/16              43 1/2       33 3/8
  Second Quarter                                               55 5/16       49 11/16              39 5/8       35 1/8
  Third Quarter                                                 60 3/4        47 1/16              44 1/8      38 5/16
  Fourth Quarter                                                49 5/8         40 7/8              43 3/4       38 1/4
  ====================================================================================================================
  Prices shown represent closing prices on the NYSE.

                                                                                 1998                             1997
  -----------------------------------------------------------------------------------     ----------------------------
  Dividends Per Common Share

  First Quarter                                                                   .21                              .17
  Second Quarter                                                                  .21                              .17
  Third Quarter                                                                   .21                              .17
  Fourth Quarter                                                                  .24                              .21
  --------------------------------------------------------------------------------------------------------------------
  Total                                                                           .87                              .72
  ====================================================================================================================

  Number of shareholders of record as of year end 1998:                                                         14,209