Form 10-K, Exhibit 13
period 2000-01-01
AVERY DENNISON CORPORATION
filed 2000-03-30
CIK 8818

AVERY DENNISON CORPORATION                                            EXHIBIT 13
ELEVEN-YEAR SUMMARY

                                      Compound
                                     Growth Rate               1999(1)            1998               1997               1996
(In millions, except                ---------------     ---------------    ---------------    ---------------    ---------------
 per share amounts)                 5 Year  10 Year     Dollars       %    Dollars       %    Dollars       %    Dollars       %
-----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                              5.7%     4.2%  $ 3,768.2   100.0  $ 3,459.9   100.0  $ 3,345.7   100.0  $ 3,222.5   100.0
Gross profit                           7.1      4.7     1,281.4    34.0    1,144.5    33.1    1,082.7    32.4    1,018.3    31.6
Marketing, general and
  administrative expense               4.0      3.6       842.6    22.4      773.2    22.3      739.8    22.1      712.4    22.1
Interest expense                        .2      2.1        43.4     1.2       34.6     1.0       31.7      .9       37.4     1.2
Income before taxes                   13.8      6.2       330.4     8.8      336.7     9.7      311.2     9.3      270.6     8.4
Taxes on income                       12.6      5.6       115.0     3.1      113.4     3.3      106.4     3.2       94.7     2.9
Net income                            14.5      6.6       215.4     5.7      223.3     6.5      204.8     6.1      175.9     5.5
===================================================================================================================================

                                                               1999               1998               1997               1996
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income per common share           17.2%     9.0%      $    2.17          $    2.20          $    1.99          $    1.68
Net income per common share,
  assuming dilution                   17.0      n/a            2.13               2.15               1.93               1.63
Dividends per common share            14.6     13.9             .99                .87                .72                .62
Average common shares outstanding     (2.2)    (2.2)           99.2              101.5              103.1              105.0
Average common shares outstanding,
  assuming dilution                   (2.0)     n/a           101.3              104.1              106.1              107.6
Book value at fiscal year end          3.8      2.3       $    8.20          $    8.33          $    8.18          $    8.03
Market price at fiscal year end       32.6     16.4           72.88              45.06              43.75              35.88
Market price range                                            39.75 to           40.88 to           33.38 to           23.88 to
                                                              72.88              60.75              44.13              35.88
-----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Working capital                                           $   105.6          $   137.7          $   163.6          $   110.6
Property, plant and equipment, net                          1,043.5            1,035.6              985.3              962.7
Total assets                                                2,592.5            2,142.6            2,046.5            2,036.7
Long-term debt                                                617.5              465.9              404.1              370.7
Total debt                                                    685.7              537.2              447.7              466.9
Shareholders' equity                                          809.9              833.3              837.2              832.0
Number of employees                                          17,400             16,100             16,200             15,800
-----------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION
Depreciation expense                                      $   126.5          $   114.6           $  105.5          $   100.2
Research and development expense                               64.3               65.0               61.1               54.6
Effective tax rate                                             34.8%              33.7%              34.2%              35.0%
Long-term debt as a percent of total long-
   term capital                                                43.3               35.9               32.6               30.8
Total debt as a percent of total capital                       45.8               39.2               34.8               35.9
Return on average shareholders' equity
   (percent)                                                   27.1               26.7               24.8               21.4
Return on average total capital (percent)                      17.0               19.0               18.1               16.4
===================================================================================================================================

(1) In 1999, the Company incurred $65 million in a pretax restructuring charge. After adjusting for this charge, 1999 net income was $257.8 million, or $2.60 per common share and $2.54 per diluted common share. The 5 and 10 year compound growth rates (excluding the restructuring charge) for net income were 18.7 percent and 8.5 percent, respectively, and 21.5 percent and 10.9 percent, respectively, for net income per common share. The 5 year compound growth rate (excluding the restructuring charge) for net income per common share, assuming dilution was 21.2 percent.

AVERY DENNISON CORPORATION                                            EXHIBIT 13

ELEVEN-YEAR SUMMARY




         1995               1994               1993               1992              1991                1990(2)            1989
  ---------------    ---------------    ---------------      ------------      --------------      -----------        -------------
  Dollars       %    Dollars       %    Dollars       %      Dollars    %      Dollars      %      Dollars    %       Dollars     %
------------------------------------------------------------------------------------------------------------------------------------

$ 3,113.9   100.0  $ 2,856.7   100.0  $ 2,608.7   100.0  $ 2,622.9   100.0  $ 2,545.1   100.0  $ 2,590.2   100.0  $ 2,490.9   100.0
    957.3    30.7      907.8    31.8      818.1    31.4      838.2    32.0      796.2    31.3      808.3    31.2      806.7    32.4

    689.8    22.2      691.9    24.2      642.7    24.6      665.7    25.4      653.9    25.7      752.7    29.1      591.0    23.7
     44.3     1.4       43.0     1.5       43.2     1.7       42.3     1.6       37.5     1.5       40.0     1.5       35.1     1.4
    224.7     7.2      172.9     6.1      132.2     5.1      130.2     5.0      104.8     4.1       15.6      .6      180.6     7.3
     81.0     2.6       63.5     2.2       48.9     1.9       50.1     1.9       41.8     1.6        9.7      .4       66.4     2.7
    143.7     4.6      109.4     3.8       84.4     3.2       80.1     3.1       63.0     2.5        5.9      .2      114.2     4.6
====================================================================================================================================



         1995               1994               1993               1992              1991                1990               1989
------------------------------------------------------------------------------------------------------------------------------------

    $    1.35          $     .98          $     .73           $    .66          $     .51          $     .05          $     .92

         1.32                .97                .72                .66                n/a                n/a                n/a
          .55                .50                .45                .41                .38                .32                .27
        106.5              111.1              115.9              120.8              123.9              123.9              124.2

        108.5              112.3              116.9              121.8                n/a                n/a                n/a
    $    7.69          $    6.81          $    6.40           $   6.82          $    6.73          $    6.83          $    6.55
        25.07              17.75              14.69              14.38              12.69              10.75              15.94
        16.63 to           13.32 to           12.75 to           11.63 to            9.69 to            7.82 to           10.50 to
        25.07              17.88              15.57              14.44              12.75              16.50              15.94
------------------------------------------------------------------------------------------------------------------------------------

    $   127.6          $   122.8          $   141.6           $  222.6          $   226.0          $   298.8          $   323.9
        907.4              831.6              758.5              779.9              814.2              821.7              714.1
      1,963.6            1,763.1            1,639.0            1,684.0            1,740.4            1,890.3            1,715.9
        334.0              347.3              311.0              334.8              329.5              376.0              317.8
        449.4              420.7              397.5              427.5              424.0              510.4              418.9
        815.8              729.0              719.1              802.6              825.0              846.3              811.3
       15,500             15,400             15,750             16,550             17,095             18,816             19,215
------------------------------------------------------------------------------------------------------------------------------------

    $    95.3          $    87.9          $    84.1           $   83.8          $    83.1          $    80.8          $    71.5
         52.7               49.1               45.5               46.7               48.7               53.7               51.0
         36.0%              36.7%              37.0%              38.5%              39.9%              62.2%              36.8%

         29.0               32.3               30.2               29.4               28.5               30.8               28.1
         35.5               36.6               35.6               34.8               33.9               37.6               34.1

         18.6               14.8               11.0                9.7                7.7                 .7               14.7
         14.4               12.1                9.3                8.3                6.7                1.5               12.0
====================================================================================================================================

(2) In 1990, the Company incurred $85.2 million in pretax charges related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $.58 per common share.

AVERY DENNISON CORPORATION                                           EXHIBIT 13

Consolidated Balance Sheet

(Dollars in millions)                                                                              1999         1998
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                   $     6.9    $    18.5
  Trade accounts receivable, less allowance for doubtful accounts
     of $19.5 and $16.5 for 1999 and 1998, respectively                                           542.4        454.8
  Inventories, net                                                                                279.8        230.6
  Other receivables                                                                                23.8         24.0
  Prepaid expenses                                                                                 23.7         19.0
  Deferred taxes                                                                                   79.4         55.1
----------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                          956.0        802.0
Property, plant and equipment, at cost:
  Land                                                                                             41.9         40.1
  Buildings                                                                                       434.4        439.9
  Machinery and equipment                                                                       1,324.9      1,347.0
  Construction-in-progress                                                                        133.5        105.6
----------------------------------------------------------------------------------------------------------------------
                                                                                                1,934.7      1,932.6
  Accumulated depreciation                                                                        891.2        897.0
----------------------------------------------------------------------------------------------------------------------
                                                                                                1,043.5      1,035.6
Intangibles resulting from business acquisitions, net                                             397.0        145.1
Non-current deferred taxes                                                                          9.5          5.0
Other assets                                                                                      186.5        154.9
----------------------------------------------------------------------------------------------------------------------
                                                                                              $ 2,592.5    $ 2,142.6
======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term and current portion of long-term debt                                            $    68.2    $    71.3
  Accounts payable                                                                                316.8        269.8
  Accrued payroll and employee benefits                                                           133.7        110.9
  Other accrued liabilities                                                                       252.4        173.4
  Income taxes payable                                                                             77.4         36.7
  Deferred taxes                                                                                    1.9          2.2
----------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                     850.4        664.3
Long-term debt                                                                                    617.5        465.9
Long-term retirement benefits and other accrued liabilities                                       132.0        115.5
Non-current deferred taxes                                                                         99.4         63.6
Long-term obligation                                                                               83.3           --
Shareholders' equity:
  Common stock, $1 par value, authorized - 400,000,000 shares at year end 1999
     and 1998; issued - 124,126,624 shares at year end 1999 and 1998                              124.1        124.1
  Capital in excess of par value                                                                  962.3        587.5
  Retained earnings                                                                             1,288.5      1,185.1
  Cost of unallocated ESOP shares                                                                 (16.8)       (18.3)
  Employee stock trusts, 13,914,515 shares and 15,036,525 shares at year end                   (1,014.0)      (677.6)
     1999 and 1998, respectively
  Treasury stock at cost, 11,453,728 shares and 9,060,617 shares at year end                     (481.3)      (359.4)
     1999 and 1998, respectively
  Accumulated other comprehensive loss                                                            (52.9)        (8.1)
----------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                    809.9        833.3
----------------------------------------------------------------------------------------------------------------------
                                                                                              $ 2,592.5    $ 2,142.6
======================================================================================================================
See Notes to Consolidated Financial Statements


AVERY DENNISON CORPORATION                                           EXHIBIT 13


Consolidated Statement of Income

(In millions, except per share amounts)                                               1999        1998        1997
------------------------------------------------------------------------------------------------------------------
Net sales                                                                        $ 3,768.2   $ 3,459.9   $ 3,345.7
Cost of products sold                                                              2,486.8     2,315.4     2,263.0
------------------------------------------------------------------------------------------------------------------
      Gross profit                                                                 1,281.4     1,144.5     1,082.7
Marketing, general and administrative expense                                        842.6       773.2       739.8
Restructuring charge                                                                  65.0        --          --
Interest expense                                                                      43.4        34.6        31.7
------------------------------------------------------------------------------------------------------------------
      Income before taxes                                                            330.4       336.7       311.2
Taxes on income                                                                      115.0       113.4       106.4
------------------------------------------------------------------------------------------------------------------
      Net income                                                                 $   215.4   $   223.3   $   204.8
==================================================================================================================
Per share amounts:
      Net income per common share                                                $    2.17   $    2.20   $    1.99
      Net income per common share, assuming dilution                                  2.13        2.15        1.93
      Dividends                                                                        .99         .87         .72
Average shares outstanding:
      Common shares                                                                   99.2       101.5       103.1
      Common shares, assuming dilution                                               101.3       104.1       106.1
------------------------------------------------------------------------------------------------------------------
Common shares outstanding at year end                                                 98.8       100.0       102.4
==================================================================================================================

See Notes to Consolidated Financial Statements

AVERY DENNISON CORPORATION                                           EXHIBIT 13


Consolidated Statement of Shareholders' Equity

                                                      Common     Capital in                  Cost of      Employee
                                                     stock, $1   excess of     Retained    unallocated     stock        Treasury
(Dollars in millions)                                par value   par value     earnings    ESOP shares    trusts         stock
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1996                                $124.1       $475.4        $945.6      $(29.4)         $(644.3)     $(67.5)
Comprehensive income:
      Net income                                                                  204.8
      Other comprehensive income:
        Foreign currency translation adjustment
        Minimum pension liability adjustment
        Other comprehensive income
        Total comprehensive income
Repurchase of 2.5 million shares for treasury                                                                              (99.3)
Stock issued under option plans,                                    (17.3)                                      48.4
  net of $29.1 of tax and dividends paid on stock held
  in stock trusts
Dividends: $.72 per share                                                         (86.8)
ESOP transactions, net                                                                          6.0
Employee stock benefit trust market value                           134.4                                     (134.4)
  adjustment
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1997                                 124.1        592.5       1,063.6       (23.4)          (730.3)     (166.8)
Comprehensive income:
      Net income                                                                  223.3
      Other comprehensive income:
        Foreign currency translation adjustment
        Minimum pension liability adjustment
        Other comprehensive income
        Total comprehensive income
Repurchase of 4 million shares for treasury                                                                               (192.6)
Stock issued under option plans,                                    (34.8)                                      82.5
  net of $43.6 of tax and dividends paid on stock held
  in stock trusts
Dividends: $.87 per share                                                        (101.8)
ESOP transactions, net                                                                          5.1
Employee stock benefit trust market value                            29.8                                      (29.8)
  adjustment
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1998                                 124.1        587.5       1,185.1       (18.3)          (677.6)     (359.4)
Comprehensive income:
      Net income                                                                  215.4
      Foreign currency translation adjustment
        Total comprehensive income
Repurchase of 2.4 million shares for treasury                                                                             (121.9)
Stock issued under option plans,                                    (23.0)                                      61.4
  net of $34 of tax and dividends paid on stock held
  in stock trusts
Dividends: $.99 per share                                                        (112.0)
ESOP transactions, net                                                                          1.5
Employee stock benefit trust market value                           397.8                                     (397.8)
  adjustment
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1999                                $124.1       $962.3      $1,288.5      $(16.8)       $(1,014.0)    $(481.3)
-----------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements

                                     Page 5



AVERY DENNISON CORPORATION                                           EXHIBIT 13

                                                    Accumulated
                                                          other
                                                  comprehensive
(Dollars in millions)                             income (loss)              Total
----------------------------------------------------------------------------------
Fiscal year ended 1996                                    $28.1             $832.0
Comprehensive income:
      Net income                                                             204.8
      Other comprehensive income:
        Foreign currency translation adjustment           (49.7)             (49.7)
        Minimum pension liability adjustment                (.9)               (.9)
                                                       ----------------------------
        Other comprehensive income                        (50.6)             (50.6)
                                                                      -------------
        Total comprehensive income                                           154.2
Repurchase of 2.5 million shares for treasury                                (99.3)
Stock issued under option plans,                                              31.1
  net of $29.1 of tax and dividends paid on stock held
  in stock trusts
Dividends: $.72 per share                                                    (86.8)
ESOP transactions, net                                                         6.0
Employee stock benefit trust market value                                       --
adjustment
-----------------------------------------------------------------------------------
Fiscal year ended 1997                                    (22.5)             837.2
Comprehensive income:
      Net income                                                             223.3
      Other comprehensive income:
        Foreign currency translation adjustment            13.3               13.3
        Minimum pension liability adjustment                1.1                1.1
                                                       ----------------------------
        Other comprehensive income                         14.4               14.4
                                                                      -------------
        Total comprehensive income                                           237.7
Repurchase of 4 million shares for treasury                                 (192.6)
Stock issued under option plans,                                              47.7
  net of $43.6 of tax and dividends paid on stock held
  in stock trusts
Dividends: $.87 per share                                                   (101.8)
ESOP transactions, net                                                         5.1
Employee stock benefit trust market value                                       --
  adjustment
-----------------------------------------------------------------------------------
Fiscal year ended 1998                                     (8.1)             833.3
Comprehensive income:
      Net income                                                             215.4
      Foreign currency translation adjustment             (44.8)             (44.8)
                                                                      -------------
        Total comprehensive income                                           170.6
Repurchase of 2.4 million shares for treasury                               (121.9)
Stock issued under option plans,                                              38.4
  net of $34 of tax and dividends paid on stock held
  in stock trusts
Dividends: $.99 per share                                                   (112.0)
ESOP transactions, net                                                         1.5
Employee stock benefit trust market value                                       --
  adjustment
-----------------------------------------------------------------------------------
Fiscal year ended 1999                                   $(52.9)            $809.9
-----------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements


AVERY DENNISON CORPORATION                                           EXHIBIT 13


Consolidated Statement of Cash Flows
(In millions)                                                                 1999      1998      1997
-------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                   $215.4    $223.3    $204.8
Adjustments  to  reconcile  net income to net cash  provided by  operating activities:
      Restructuring charge                                                     65.0      --        --
      Depreciation                                                            126.5     114.6     105.5
      Amortization                                                             23.9      12.6      11.3
      Deferred taxes                                                          (15.3)     13.8      18.4
      Changes  in assets and  liabilities,  net of the  effect of foreign currency  translation, business acquisitions and divestitures, and restructuring charge:
           Trade accounts receivable, net                                     (66.1)     18.6     (26.6)
           Inventories, net                                                   (28.0)     11.0       5.7
           Other receivables                                                    (.3)      8.3      (4.8)
           Prepaid expenses                                                    (4.6)      1.0      (1.6)
           Accounts payable and accrued liabilities                            74.7     (11.8)     44.6
           Taxes on income                                                     60.9      41.5      16.5
           Long-term retirement benefits and other accrued liabilities        (16.9)    (10.1)     (5.4)
-------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     435.2     422.8     368.4
-------------------------------------------------------------------------------------------------------
Investing Activities

Purchase of property, plant and equipment                                    (177.7)   (159.7)   (177.3)
(Payments) for acquisitions and net proceeds from                            (175.8)    (30.9)      4.6
  sale of assets, business divestitures and acquisitions
Other                                                                         (30.4)    (26.9)    (16.3)
-------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (383.9)   (217.5)   (189.0)
-------------------------------------------------------------------------------------------------------
Financing Activities

Increase in long-term debt                                                     --        50.0      60.0
Decrease in long-term debt                                                      (.9)     (3.9)     (1.7)
Net increase (decrease) in other debt                                         152.2      39.3     (73.0)
Dividends paid                                                               (112.0)   (101.8)    (86.8)
Purchase of treasury stock                                                   (121.9)   (192.6)    (99.3)
Proceeds from exercise of stock options                                        16.9      20.7      13.3
Other                                                                           3.3      (2.3)      7.9
-------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                         (62.4)   (190.6)   (179.6)
-------------------------------------------------------------------------------------------------------
Effect of foreign currency translation on cash balances                         (.5)       .5       (.3)
-------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                              (11.6)     15.2       (.5)
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                   18.5       3.3       3.8
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                       $  6.9    $ 18.5    $  3.3
-------------------------------------------------------------------------------------------------------
      See Notes to Consolidated Financial Statements

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Note 1.  Summary of Significant Accounting Policies

      Nature of Operations

      The Company is a worldwide manufacturer of pressure-sensitive adhesives and materials, and consumer and converted products. The Company's major markets are in office products, data processing, health care, retail, transportation, industrial and durable goods, food and apparel. The Pressure-sensitive Adhesives and Materials segment and the Consumer and Converted Products segment each contribute approximately 50 percent of the Company's total sales. Sales are generated primarily in the United States, continental Europe and the United Kingdom.

      PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of all majority-owned subsidiaries. All intercompany accounts, transactions and profits are eliminated. Investments in certain affiliates (20 percent to 50 percent ownership) are accounted for by the equity method of accounting.

      FISCAL YEAR

      The Company's 1999 and 1997 fiscal years reflected a 52-week period ending January 1, 2000 and December 27, 1997, respectively. Fiscal year 1998 reflected a 53-week period ending January 2, 1999. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

      (In millions)                               1999        1998        1997
      -------------------------------------------------------------------------
      Interest, net of capitalized amounts      $  44.1     $  29.8     $  31.5
      Income taxes, net of refunds                 62.7        86.3        88.1
      -------------------------------------------------------------------------

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Inventories

      Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 39 percent and 37 percent of inventories before LIFO adjustment at year end 1999 and 1998, respectively. Inventories at year end were as follows:

      (In millions)                        1999             1998
      -----------------------------------------------------------------------
      Raw materials                        $86.2            $69.2
      Work-in-progress                      77.0             66.6
      Finished goods                       144.0            121.4
      LIFO adjustment                      (27.4)           (26.6)
      -----------------------------------------------------------------------
                                          $279.8           $230.6
      -----------------------------------------------------------------------

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

      Intangibles Resulting From Business Acquisitions

      Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net tangible assets acquired and are amortized over a 5 to 40 year period using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 1999 and 1998 was $67 million and $55.6 million, respectively.

      Foreign Currency Translation

      All asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the weighted-average currency rate, which prevailed during the fiscal year. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently. Gains and losses resulting from foreign currency transactions, other than those transactions described below, are included in income currently. Gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements are excluded from net income and are recorded directly to a component of other comprehensive income.

      Transaction and translation losses decreased net income in 1999, 1998 and 1997 by $1.7 million, $2.9 million and $1.5 million, respectively.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

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

      Gains and losses resulting from foreign exchange forward, option and swap contracts are recorded in the same category as the related item being hedged. Cash flows from the use of financial instruments are reported in the same category as the hedged item in the Consolidated Statement of Cash Flows. Gains and losses on contracts used to hedge the value of investments in certain foreign subsidiaries are included as a component of other comprehensive income.

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

      Research and Development

      Research and development costs are expensed as incurred. Research and development expense for 1999, 1998 and 1997 was $64.3 million, $65 million and $61.1 million, respectively.

      Stock-Based Compensation

      No compensation expense is recognized for stock-based awards to employees since the Company's stock option grants are generally priced at fair market value on the date of grant.

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

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Net Income Per Share

      Net income per common share amounts were computed as follows:

      (In millions, except per share amounts)                                      1999          1998           1997
      ------------------------------------------------------------------------------------------------------------------------
      (A)   Net income available to common shareholders                          $215.4        $223.3         $204.8
      ------------------------------------------------------------------------------------------------------------------------
      (B)   Weighted average number of common shares                               99.2         101.5          103.1
              outstanding
            Additional common shares issuable under employee stock                  2.1           2.6            3.0
              options using the treasury stock method
      ------------------------------------------------------------------------------------------------------------------------
      (C)   Weighted average number of common shares                              101.3         104.1          106.1
              outstanding assuming the exercise of stock options
      Net income per common share (A) / (B)                                       $2.17         $2.20          $1.99
      Net income per common share, assuming dilution (A) / (C)                     2.13          2.15           1.93
      ------------------------------------------------------------------------------------------------------------------------

      Comprehensive Income

      Comprehensive income includes net income, foreign currency translation adjustments and adjustments to the minimum pension liability that are presented as a component of shareholders' equity.

      Future Accounting Requirements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative
      Instruments and Hedging Activities". This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income. The new rules will be effective the first quarter of 2001. The Company is in the process of determining the impact of this new standard and, based on current market conditions, anticipates that the new rules will not have a material impact on the Company's financial results when effective.

      Financial Presentation

      Certain prior year amounts have been reclassified to conform with the 1999 financial statement presentation.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Note 2. Acquisitions and Joint Ventures

      In the fourth quarter of 1998, the Company acquired Spartan International, Inc. (Spartan), a privately held specialty converting company based in Holt, Michigan. Spartan supplies pressure-sensitive products to the commercial graphics, sign making, vehicle marking and automotive markets.

      In the first quarter of 1999, the Company completed a transaction with Steinbeis Holding GmbH to combine substantially all of the Company's office products businesses in Europe with Zweckform Buro-Produkte GmbH (Zweckform), a German office products supplier. The Company's aggregate cost basis in this venture was financed through available cash resources of approximately $23 million and the assumption of an obligation as reported in the "Long-term obligation" line on the Consolidated Balance Sheet. It is the intention of the Company to pay the entire obligation in 2004. The excess of the cost basis over the fair value of net tangible assets acquired was $104.6 million.

      In the third quarter of 1999, the Company acquired Stimsonite Corporation (Stimsonite), based in Niles, Illinois, a leading manufacturer of reflective safety products for the transportation and highway safety markets. The Company paid approximately $150 million (including the assumption of approximately $20 million in debt) for Stimsonite, which was primarily funded with the issuance of debt. Stimsonite had sales of $87 million in 1998. The excess of the cost-basis over the fair value of net tangible assets acquired was $124.7 million.

      In the fourth quarter of 1999, the Company acquired the remaining minority stake in its Argentine business, the largest pressure-sensitive materials operation in that country.

      The acquired businesses added approximately 5 percent of the Company's total sales and did not have a significant impact on the Company's overall profitability in 1999.

      Note 3. Restructuring

      In the first quarter of 1999, the Company announced a major realignment of its cost structure designed to increase operating efficiencies and improve profitability. The realignment resulted in a pretax restructuring charge of $65 million, or $.42 per diluted share on an after-tax basis.

      The restructuring involves the consolidation of manufacturing and distribution capacity in both of the Company's operating segments. The $65 million charge reflects the costs to close eight manufacturing and distribution facilities, the elimination of approximately 1,500 positions (principally in manufacturing), and other initiatives to exit activities.

      The significant components of the restructuring charge and the remaining balance as of January 1, 2000 (included in "Accrued payroll and employee benefits" and "Other accrued liabilities") were as follows:

      (In millions)                                      Amounts
                                          Charge        Utilized       Balance
                                     -------------   --------------   ----------
      Severance and related costs          $35.1           $22.8         $12.3
      Asset write-downs                     29.9            23.2           6.7
                                     -------------   --------------   ----------
                                           $65.0           $46.0         $19.0
                                     =============   ==============   ==========

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Severance and related costs represent cash paid or to be paid to employees being terminated under the program. Asset write-downs identified as part of the restructuring program, principally related to equipment, represent non-cash charges required to reduce the carrying value of the assets to be disposed of to net realizable value as of the planned date of disposal.

      At the end of 1999, five plant closures were completed and approximately 950 employees had left the Company. The Company expects to complete the restructuring program in the year 2000.

      Note 4. Debt

      Long-term debt at year end was as follows:

      (In millions)                                                        1999          1998
      ------------------------------------------------------------------------------------------
      Medium-term notes (weighted-average of 6.95% at year end)          $410.0        $410.0
      Domestic variable-rate short-term borrowings to be refinanced       193.3          42.0
        on a long-term basis (5.9% at year end)
      Other                                                                17.8          16.3
      ------------------------------------------------------------------------------------------
                                                                          621.1         468.3
      Less: Amount classified as current                                   (3.6)         (2.4)
      ------------------------------------------------------------------------------------------
                                                                         $617.5        $465.9
      ------------------------------------------------------------------------------------------

      The Company has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2004, with all amounts borrowed under this agreement due no later than the same date. The Company may annually extend the revolving period and due date under certain conditions with approval of the banks. The financing available under this revolving credit agreement will be used, as needed, to repay uncollateralized short-term and currently maturing long-term debt, and to finance other corporate requirements.

      In addition to the above revolving credit agreement, the Company had short-term lines of credit available aggregating $327.9 million at the end of 1999, of which $64.6 million was utilized at variable interest rates ranging from 3.8 percent to 10.5 percent.

      The Company previously registered with the Securities and Exchange Commission $150 million in principal amount of uncollateralized medium-term notes, of which $110 million in notes had been issued as of year end 1998. No notes were issued in 1999. Proceeds from the medium-term notes were used to refinance short-term debt and for other general corporate purposes. The Company's outstanding medium-term notes have maturities from 2000 through 2025.

      The amount of long-term debt outstanding at the end of 1999, which matures during 2000 through 2004 is $3.6 million, $5.9 million, $20.9 million, $78.6 million and $279.1 million, respectively, with $233 million maturing thereafter.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 1999 and 1998, the fair value of the Company's total debt, including short-term borrowings, was $659.2 million and $554.9 million, respectively.

      The terms of various  loan  agreements  in effect at year end require that
      the  Company   maintain   specified   ratios  of  consolidated   debt  and
      consolidated interest expense to certain measures of income.

      The Company's total interest costs in 1999, 1998 and 1997 were $45.8 million, $37.6 million and $34.9 million, respectively, of which $2.4 million, $3 million and $3.2 million, respectively, were capitalized as part of the cost of assets constructed for the Company's use.

      Note 5.  Financial Instruments

      The Company enters into foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 1999 and 1998, the Company had foreign exchange forward contracts with a notional value of $94.7 million and $311.9 million, respectively, primarily denominated in European currencies. The Company's foreign exchange option contracts, which were substantially denominated in European currencies, had notional amounts of $12.9 million and $13.4 million at the end of 1999 and 1998, respectively. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. All foreign exchange forward and option contracts outstanding have maturities within 12 months. The carrying value of the foreign exchange forward contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net liability of approximately $15.1 million and $.9 million at the end of 1999 and 1998, respectively. The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was $.2 million and $.3 million at the end of 1999 and 1998, respectively.

      During 1998, the Company entered into a swap contract to hedge foreign currency commitments of approximately $9 million over a five year period. The carrying value of this contract approximated fair value, which was a liability of approximately $1.5 million and $.1 million at the end of 1999 and 1998, respectively.

      The counterparties to foreign exchange forward, option and swap contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

      At the end of 1999, the Company had letters of credit outstanding for $15.9 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximated fair value.

      As of year end 1999 and 1998, approximately 27 percent and 24 percent, respectively, of trade accounts receivable were from nine domestic customers. While the Company does not require its customers to provide collateral, the financial position and operations of these customers are monitored on an ongoing basis. Although the Company may be exposed to losses in the event of nonpayment, it does not anticipate any such losses.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Note 6.  Commitments

      Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

      (In millions)
      -------------------------------------------------------
      Year
      -------------------------------------------------------
      2000                              $35.0
      2001                               29.5
      2002                               23.4
      2003                               16.7
      2004                               12.7
      Thereafter                         21.0
      -------------------------------------------------------
      Total minimum lease payments     $138.3
      -------------------------------------------------------

      Operating leases relate primarily to office and warehouse space, EDP and transportation equipment.

      Rent expense for 1999, 1998 and 1997 was $47 million, $41 million and $39.4 million, respectively.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

Note 7.  Taxes Based On Income

Taxes based on income were as follows:

(In millions)                                                                      1999     1998      1997
----------------------------------------------------------------------------------------------------------
Current:
  U.S. Federal tax                                                              $  78.7    $ 56.5   $ 58.3
  State taxes                                                                      12.8      13.4     15.6
  International taxes                                                              39.4      30.1     13.6
----------------------------------------------------------------------------------------------------------
                                                                                  130.9     100.0     87.5
----------------------------------------------------------------------------------------------------------
Deferred:
  U.S. taxes                                                                       (9.9)     11.1     10.8
  International taxes                                                              (6.0)      2.3      8.1
----------------------------------------------------------------------------------------------------------
                                                                                  (15.9)     13.4     18.9
----------------------------------------------------------------------------------------------------------
Taxes on income                                                                 $ 115.0    $113.4   $106.4
----------------------------------------------------------------------------------------------------------

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                                      1999       1998       1997
-----------------------------------------------------------------------------
Computed tax at 35% of income before taxes      $ 115.6    $ 117.8    $ 108.9
Increase (decrease) in taxes resulting from:
  State taxes, net of federal tax benefits          8.3        8.7       10.1
  Other items, net                                 (8.9)     (13.1)     (12.6)
-----------------------------------------------------------------------------
Taxes on income                                 $ 115.0    $ 113.4    $ 106.4
-----------------------------------------------------------------------------

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)                                      1999      1998      1997
---------------------------------------------------------------------------
U.S.                                            $ 222.6   $ 232.2   $ 222.7
International                                     107.8     104.5      88.5
---------------------------------------------------------------------------
                                                $ 330.4   $ 336.7   $ 311.2
---------------------------------------------------------------------------

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries ($436.7 million at year end 1999) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

Operating loss carryforwards for international subsidiaries aggregating $40.3 million are available to reduce income taxes payable, of which $15.4 million will expire from 2000 through 2006, while $24.9 million can be carried forward indefinitely.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities were as follows:

(In millions)                                                         1999            1998
--------------------------------------------------------------------------------------------------------
Accrued expenses not currently deductible                            $92.9           $65.2
Net operating losses and foreign tax credit carryforwards             14.3            22.8
Postretirement and postemployment benefits                            12.6            12.1
Pension costs                                                         (9.8)           (8.7)
Valuation allowance                                                   (6.5)           (6.5)
Depreciation and amortization                                        (92.0)          (90.6)
Deferred tax on intangibles resulting from business acquisitions     (23.9)             --
--------------------------------------------------------------------------------------------------------
Total net deferred tax liabilities                                  $(12.4)          $(5.7)
--------------------------------------------------------------------------------------------------------

Note 8. Shareholders' Equity

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

AVERY DENNISON CORPORATION                                          EXHIBIT 13

The Board of Directors has authorized the repurchase of an aggregate 40.4 million shares of the Company's outstanding common stock. The acquired shares may be reissued under the Company's stock option and incentive plans or used for other Corporate purposes. At year end 1999, approximately 6.1 million shares were still available for repurchase pursuant to this authorization.

Stock Option and Incentive Plans

The Company's Employee Stock Benefit Trust (ESBT) funds a portion of the Company's obligations arising from various employee benefit plans. The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.

The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to employees may be issued at prices no less than par value. Options granted are generally priced at fair market value on the date of the grant and generally vest ratably over a four year period. Unexercised options expire ten years from the date of grant.

The following table sets forth stock option information relative to these plans (options in thousands):

                                                            1999                            1998                            1997
  ---------------------------------------------------------------- ------------------------------- -------------------------------
                                     Weighted-average      Number   Weighted-average       Number   Weighted-average       Number
                                       exercise price  of options     exercise price   of options     exercise price   of options
  --------------------------------------------------------------------------------------------------------------------------------
  Outstanding at beginning of year           $  28.70     7,744.9            $ 23.19      9,147.7            $ 18.76      9,775.7
  Granted                                       58.23     1,190.5              45.65      1,098.5              42.29      1,339.0
  Exercised                                     18.09    (1,460.7)             14.32     (2,204.7)             12.93     (1,706.9)
  Forfeited or expired                          35.18      (222.6)             28.28       (296.6)             22.39       (260.1)
  --------------------------------------------------------------------------------------------------------------------------------
  Outstanding at year end                    $  35.49     7,252.1            $ 28.70      7,744.9            $ 23.19      9,147.7
  Options exercisable at year end                         3,426.5                         3,714.0                         4,518.7
  --------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information on fixed stock options outstanding at January 1, 2000 (options in thousands):


                                                                  Options outstanding                     Options exercisable
----------------------------------------------------------------------------------------- -----------------------------------
                                                   Weighted-average
                                  Number           average remaining    Weighted-average        Number       Weighted-average
Range of exercise prices     outstanding            contractual life      exercise price   exercisable         exercise price
-----------------------------------------------------------------------------------------------------------------------------
$9.59 to 14.00                     470.6                   2.3 years              $12.66         470.6                 $12.66
15.28 to 23.63                   2,143.4                   5.2 years               19.53       2,143.4                  19.53
34.94 to 45.19                   3,447.6                   7.9 years               40.67         802.5                  38.93
52.88 to 59.72                   1,190.5                   9.8 years               58.23          10.0                  50.59
-----------------------------------------------------------------------------------------------------------------------------
$9.59 to 59.72                   7,252.1                   7.0 years               $35.49      3,426.5                 $23.22
-----------------------------------------------------------------------------------------------------------------------------

AVERY DENNISON CORPORATION                                           EXHIBIT 13

      As permitted under current accounting standards, no compensation cost was recognized in the Consolidated Statement of Income for the Company's stock option and incentive plans. Had compensation cost for the Company's stock-based compensation plans been recognized ratably over the options' vesting periods, the Company's pro forma net income and net income per common share would have been $202.5 million and $2.04, respectively, for 1999, $213.4 million and $2.10, respectively, for 1998 and $197.8 million and $1.92, respectively, for 1997. Net income per share, assuming dilution, would have been $2.00, $2.05 and $1.86 for 1999, 1998 and 1997, respectively.

      The weighted-average fair value of options granted during 1999, 1998 and 1997 was $19.70, $13.07 and $12.70, respectively. Option grant date fair values were determined using a Black-Scholes option pricing model. The underlying assumptions used were as follows:

                                            1999           1998          1997
      -------------------------------------------------------------------------
      Risk-free interest rate               5.40%          5.37%         6.39%
      Expected stock price volatility      28.13          24.34         17.74
      Expected dividend yield               1.72           2.18          1.74
      Expected option term              10 years       10 years      10 years
      -------------------------------------------------------------------------

      Note 9.  Contingencies

      The Company has been designated by the U.S. Environmental Protection Agency (EPA) and/or other responsible state agencies as a potentially responsible party (PRP) at 13 waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. Litigation has been initiated by a governmental authority with respect to two of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

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

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Note 10. Pensions and Other Postretirement Benefits

      Defined Benefit Plans and Postretirement Health Benefits

      The Company sponsors a number of defined benefit plans covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets are invested in a diversified portfolio that consists primarily of equity securities. Benefits payable to employees are based primarily on years of service and employees' pay during their employment with the Company. Certain benefits provided by the Company's U.S. defined benefit plan may be paid, in part, from an employee stock ownership plan.

      The Company provides postretirement health benefits to its retired employees up to the age of 65 under a cost-sharing arrangement, and supplemental Medicare benefits to certain U.S. retirees over the age of
      65. The Company's policy is to fund the cost of the postretirement benefits on a cash basis.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                                                 Postretirement
                                                                      Pension    Benefits     Health   Benefits
------------------------------------------------------------------------------------------ ---------------------
(In millions)                                                            1999        1998       1999       1998
---------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                              $  473.6    $  439.7    $  29.9    $  30.0
Service cost                                                             12.3        10.1         .8        1.0
Interest cost                                                            30.6        29.9        1.7        2.0
Participant contribution                                                  1.9         1.9         --         --
Amendments                                                                 .3         7.8         --         --
Actuarial (gain) loss                                                   (18.8)        3.7       (6.1)      (1.5)
Benefits paid                                                           (26.7)      (25.6)      (1.6)      (1.6)
Acquisition                                                               6.2          --         --         --
Curtailment                                                               1.0          --        (.3)        --
Foreign currency translation                                            (18.3)        6.1         --         --
---------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                    $  462.1    $  473.6    $  24.4    $  29.9
---------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year                       $  605.5    $  521.8         --         --
Actual return on plan assets                                             91.9        95.6         --         --
Employer contribution                                                     5.7         3.3        1.6        1.6
Participant contribution                                                  1.9         1.9         --         --
Benefits paid                                                           (26.7)      (25.6)      (1.6)      (1.6)
Foreign currency translation                                            (22.9)        8.5         --         --
---------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                             $  655.4    $  605.5         --         --
---------------------------------------------------------------------------------------------------------------
Funded status of the plans:
Plan assets in excess of (less than) benefit obligation              $  193.3    $  131.9    $ (24.4)   $ (29.9)
Unrecognized net actuarial gain                                        (119.9)      (59.0)     (10.6)      (4.3)
Unrecognized prior service cost                                           2.1         4.2        1.4        1.0
Unrecognized net asset                                                  (15.1)      (18.5)        --         --
---------------------------------------------------------------------------------------------------------------
Net amount recognized                                                $   60.4    $   58.6    $ (33.6)   $ (33.2)
---------------------------------------------------------------------------------------------------------------
Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost                                                 $   99.4    $   84.1         --         --
Accrued benefit liability                                               (39.6)      (26.8)     (33.6)     (33.2)
Intangible asset                                                           .6         1.3         --         --
---------------------------------------------------------------------------------------------------------------
Net amount recognized                                                $   60.4    $   58.6    $ (33.6)   $ (33.2)
---------------------------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $30.7 million, $29 million and $3.5 million, respectively, at year end 1999, and $24.1 million, $22.2 million and $3.7 million, respectively, at year end 1998.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

                                                                                          Postretirement
                                                            Pension Benefits             Health Benefits
                                                       ------------------------- -----------------------
                                                      1999     1998     1997       1999     1998    1997
--------------------------------------------------------------------------------------------------------
Weighted-average assumptions used:
Discount rate                                          7.2%     6.7%     7.0%       7.75%   7.00%   7.25%
Expected long-term rate of return on plan assets       9.3      9.2      9.3          --      --      --
Rate of increase in future compensation levels         4.1      4.1      4.4          --      --      --
--------------------------------------------------------------------------------------------------------


The following table sets forth the components of net periodic benefit (income) cost:

                                                                                                 Postretirement
                                                              Pension Benefits                  Health Benefits
-------------------------------------------------------------------------------- ------------------------------
(In millions)                                       1999       1998       1997       1999       1998       1997
---------------------------------------------------------------------------------------------------------------
Components of net periodic benefit (income)
cost:
Service cost                                       $12.3      $10.1      $ 8.4       $ .8       $1.0       $1.1
Interest cost                                       30.6       29.9       29.1        1.7        2.0        2.0
Expected return on plan assets                     (48.1)     (44.0)     (39.4)        --         --         --
Recognized net actuarial (gain) loss                 (.2)        .6        2.3        (.4)       (.1)        --
Amortization of prior service cost                    .9         .9         .1         .1         --         .1
Amortization of transition obligation or asset      (2.0)      (2.0)      (2.0)        --         --         --
Curtailment                                          1.3         --         --        (.2)        --         --
---------------------------------------------------------------------------------------------------------------
Net periodic benefit (income) cost                 $(5.2)     $(4.5)     $(1.5)      $2.0       $2.9       $3.2
---------------------------------------------------------------------------------------------------------------

For measurement purposes, a 6 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to remain at that level.

A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                   One percentage-        One percentage-
(In millions)                                                       point increase         point decrease
---------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                      $  .3                $  (.3)
Effect on postretirement benefit obligation                                    2.5                  (2.1)
---------------------------------------------------------------------------------------------------------

As a result of changes in assumptions used during 1999 and 1998, an additional liability of $.6 million and $1.3 million, respectively, is reflected in the Company's Consolidated Balance Sheet. These amounts are offset in 1999 and 1998 by the recording of an intangible pension asset of $.6 million and $1.3 million, respectively. Consolidated pension (income) expense for 1999, 1998 and 1997 was $(3.8) million, $(2.9) million and $.4 million, respectively.

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

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      ESOP expense is accounted for under two different methodologies: the cost of shares allocated method and the fair value method. Total ESOP (income) expense for 1999, 1998 and 1997 was $(1.6) million, $.1 million and $3.5 million, respectively. There were no Company contributions to pay interest or principal on ESOP borrowings for 1999. Company contributions to pay interest and principal on ESOP borrowings for 1998 and 1997 were $.1 million and $3.2 million, respectively.

      Interest costs incurred by the ESOPs for 1999, 1998 and 1997 were $1.5 million, $1.8 million and $2.6 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.6 million in 1999, 1998 and 1997.

      Consolidated (income) expense for all defined contribution plans (including total ESOP expense) for 1999, 1998 and 1997 was $(.4) million, $.8 million and $4 million, respectively. Of the total shares held by the ESOP, 5.6 million shares were allocated and 1.6 million shares were unallocated at year end 1999, and 6.4 million shares were allocated and
      1.7 million shares were unallocated at year end 1998. Of the total shares held by the ESOP, all shares accounted for under the fair value method were allocated at year end 1999 and 1998.

      Other Retirement Plans

      The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earn specified and variable rates of return. As of year end 1999 and 1998, the Company had accrued $99.4 million and $78.2 million, respectively, for its obligations under these plans. The Company's expense, which includes Company contributions and interest expense, was $13.1 million, $6.3 million and $8.1 million for 1999, 1998 and 1997, respectively. A portion of the interest may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

      To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $67.7 million and $46.6 million at year end 1999 and 1998, respectively.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Note 11. Segment Information

      The   Company   manages   its   business   in  two   operating   segments:
      Pressure-sensitive Adhesives and Materials and Consumer and Converted Products. The segments were determined based upon the types of products produced and markets served by each segment. The Pressure-sensitive Adhesives and Materials segment manufactures pressure-sensitive adhesives and base materials that are sold primarily to converters and label printers for further processing. Products in this segment include Fasson-brand papers, films and foils, specialty tape and chemicals. The Consumer and Converted Products segment manufactures products for use by the retail industry and original-equipment manufacturers. This segment includes Avery-brand labels and other consumer products, custom labels, high performance specialty films and labels, automotive applications and fasteners.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. The Company evaluates performance based on income from operations before interest expense and taxes. General corporate expenses are also excluded from the computation of income from operations.

      The Company does not disclose total assets by operating segment since the Company does not produce such information internally. Instead, the Company reviews each operating segment's average invested capital to assess performance and decide how to allocate resources to each segment.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

Financial information by operating segment is set forth below:
(In millions)                                                                         1999(1)     1998        1997
------------------------------------------------------------------------------------------------------------------
Net sales:
Pressure-sensitive Adhesives and Materials                                        $2,015.7    $1,874.5    $1,824.5
Consumer and Converted Products                                                    1,932.5     1,741.4     1,671.9
Intersegment                                                                        (180.0)     (156.0)     (151.9)
Divested operations                                                                   --          --           1.2
------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $3,768.2    $3,459.9    $3,345.7
------------------------------------------------------------------------------------------------------------------
Income (loss) from operations before interest and taxes:
  Pressure-sensitive Adhesives and Materials                                      $  182.4    $  167.4    $  171.9
  Consumer and Converted Products                                                    222.1       226.7       187.9
  Divested operations                                                                 --          --           (.6)
  Corporate administrative and research and
    development expenses                                                             (30.7)      (22.8)      (16.3)
------------------------------------------------------------------------------------------------------------------
                                                                                  $  373.8    $  371.3    $  342.9
Interest expense                                                                     (43.4)      (34.6)      (31.7)
------------------------------------------------------------------------------------------------------------------
Income before taxes                                                               $  330.4    $  336.7    $  311.2
------------------------------------------------------------------------------------------------------------------
Capital expenditures:
Pressure-sensitive Adhesives and Materials                                        $   78.9    $   82.9    $  105.7
Consumer and Converted Products                                                       81.1        70.0        66.8
Corporate and divested operations                                                     17.7         6.8         4.8
------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                              $  177.7    $  159.7    $  177.3
------------------------------------------------------------------------------------------------------------------
Depreciation expense:
Pressure-sensitive Adhesives and Materials                                        $   64.6       $59.1    $   55.0
Consumer and Converted Products                                                       53.5        48.2        43.8
Corporate and divested operations                                                      8.4         7.3         6.7
------------------------------------------------------------------------------------------------------------------
Depreciation expense                                                              $  126.5    $  114.6    $  105.5
------------------------------------------------------------------------------------------------------------------

(1) Results for 1999 include a pretax restructuring charge of $65 million. The charge was allocated as follows: $25.1 million to the Pressure-sensitive Adhesives and Materials segment, $37.6 million to the Consumer and Converted Products segment, and $2.3 million to Corporate. See Note 3 for additional information regarding the Company's 1999 restructuring charge.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

Financial information relating to the Company's operations by geographic area is set forth below:

(In millions)                                                                                        1999        1998        1997
---------------------------------------------------------------------------------------------------------------------------------
Net sales:
U.S.                                                                                             $2,342.9    $2,195.9    $2,142.6
International                                                                                     1,472.2     1,293.4     1,237.5
Intersegment                                                                                        (46.9)      (29.4)      (35.6)
Divested operations                                                                                  --          --           1.2
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                        $3,768.2    $3,459.9    $3,345.7
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net:
U.S.                                                                                             $  583.8    $  578.4    $  565.6
International                                                                                       389.4       396.9       358.4
Corporate and divested operations                                                                    70.3        60.3        61.3
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                               $1,043.5    $1,035.6    $  985.3
---------------------------------------------------------------------------------------------------------------------------------

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

AVERY DENNISON CORPORATION                                          EXHIBIT 13

Note 12.  Quarterly Financial Information (Unaudited)
(In millions, except per share data)                First     Second      Third     Fourth
                                                  Quarter(1) Quarter    Quarter    Quarter(2)
------------------------------------------------------------------------------------------
1999 (1)
------------------------------------------------------------------------------------------
Net sales                                          $933.9     $928.5     $961.0     $944.8
Gross profit                                        311.9      314.2      327.5      327.8
Net income                                           18.4       63.7       66.0       67.3
Net income per common share                           .19        .64        .66        .68
Net income per common share, assuming dilution        .18        .63        .65        .67
------------------------------------------------------------------------------------------
1998 (2)
Net sales                                          $843.6     $871.5     $860.2     $884.6
Gross profit                                        280.5      291.3      280.9      291.8
Net income                                           54.2       57.4       55.8       55.9
Net income per common share                           .53        .56        .55        .56
Net income per common share, assuming dilution        .52        .55        .54        .54
------------------------------------------------------------------------------------------
1997
Net sales                                          $828.9     $844.8     $835.6     $836.4
Gross profit                                        262.9      273.8      270.1      275.9
Net income                                           48.2       49.6       52.6       54.4
Net income per common share                           .47        .48        .51        .53
Net income per common share, assuming dilution        .45        .47        .50        .52
------------------------------------------------------------------------------------------

(1) Net income for the first quarter of 1999 includes expense of $42.5 million, or $.42 per diluted share on an after-tax basis, related to the restructuring charge.

(2) The Company's 1998 fiscal year reflected a 53-week period compared to 52-week periods in 1999 and 1997. The extra week in 1998 was reflected in the fourth quarter.

AVERY DENNISON CORPORATION                                           EXHIBIT 13

                        Report of Independent Accountants

      To the Board of Directors and Shareholders of Avery Dennison:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows, which appear on pages 34 through 37 of this Annual Report, present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      /s/ PricewaterhouseCoopers LLP
      Los Angeles, California

      January 25, 2000

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Corporate Information

      Counsel

      Latham & Watkins
      Los Angeles, California

      Independent Accountants

      PricewaterhouseCoopers LLP
      Los Angeles, California

      Transfer Agent-Registrar

      First Chicago Trust Company of New York, a division of EquiServe
      P.O. Box 2500
      Jersey City, NJ  07303-2500
      (800) 756-8200
      (201) 222-4955 (hearing impaired number) equiserve@equiserve.com (e-mail) http://www.equiserve.com (Web site)

      Annual Meeting

      The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 27, 2000, in the Conference Center of Avery Dennison's Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

      DirectSERVICE(tm) Investment and Stock Purchase Program

      Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE Investment Program, c/o First Chicago Trust Company of New York (include a reference to Avery Dennison in the correspondence), P.O. Box 2598, Jersey City, NJ 07303-2598, or calling
      (800)    649-2291,     or    logging    onto    their    Web    site    at
      http://www.equiserve.com.

AVERY DENNISON CORPORATION                                          EXHIBIT 13

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

      Corporate Headquarters

      Avery Dennison Corporation
      Miller Corporate Center
      150 North Orange Grove Boulevard
      Pasadena, California  91103
      Phone:  (626) 304-2000
      Fax:  (626) 792-7312

      Mailing Address:
      P.O. Box 7090
      Pasadena, California  91109-7090

AVERY DENNISON CORPORATION                                          EXHIBIT 13

      Stock and Dividend Data

      Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges.

      Ticker symbol:  AVY


                                                                        1999                    1998
      --------------------------------------------------------------------------------------------------------
                                                                 High         Low         High       Low
      --------------------------------------------------------------------------------------------------------

      Market Price
      First Quarter                                              59           39 3/4      54 3/16    41 9/16
      Second Quarter                                             69 1/8       56 5/8      55 5/16    49 11/16
      Third Quarter                                              63 15/16     52 3/16     60 3/4     47 1/16
      Fourth Quarter                                             72 7/8       51 13/16    49 5/8     40 7/8
      --------------------------------------------------------------------------------------------------------
      Prices shown represent closing prices on the NYSE.

                                                                                    1999                 1998
      --------------------------------------------------------------------------------------------------------
      Dividends Per Common Share
      First Quarter                                                                  .24                  .21
      Second Quarter                                                                 .24                  .21
      Third Quarter                                                                  .24                  .21
      Fourth Quarter                                                                 .27                  .24
      --------------------------------------------------------------------------------------------------------
      Total                                                                          .99                  .87
      ---------------------------------------------------------------------------------------------------------
      Number of shareholders of record as of year end 1999:                                            13,817