Form 10-K405, Exhibit 13
period 2000-12-30
AVERY DENNISON CORPORATION
filed 2001-03-29
CIK 8818

                                                                      Exhibit 13


Financial Highlights

(In millions, except per share amounts)                  2000                1999                     1998
----------------------------------------------------------------------------------------------------------
                                                                                    Without
For the Year:                                                     Reported       Restructuring
                                                                                       *
                                                                  ----------------------------

Net sales                                              $3,893.5       $3,768.2       $3,768.2       $3,459.9

Income before taxes                                       426.3          330.4          395.4          336.7

Net income                                                283.5          215.4          257.8          223.3

Net income as a percent of sales                            7.3            5.7            6.8            6.5

Net income per common share, assuming dilution         $   2.84       $   2.13       $   2.54       $   2.15

Dividends per common share                                 1.11            .99            .99            .87

Capital expenditures                                      198.3          177.7          177.7          159.7

Return on average shareholders' equity (percent)           34.6           27.1           31.1           26.7
============================================================================================================

*Pro forma, excludes 1999 restructuring charge

ELEVEN-YEAR SUMMARY


                                  Compound
                                 Growth Rate                         2000                     1999/(1)/                     1998
(In millions, except per     --------------------
   share amounts)              5 Year  10 Year(2)     Dollars           %      Dollars          %            Dollars           %
--------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                      4.6%     4.2%           $3,893.5     100.0      $3,768.2      100.0          $3,459.9       100.0

Gross profit                   6.8      5.1             1,332.2      34.2      1,281.4        34.0           1,144.5        33.1

Marketing, general and
 administrative expense        4.3      1.2               851.3      21.9        842.6        22.4             773.2        22.3

Interest expense               4.3      3.2                54.6       1.4         43.4         1.2              34.6         1.0

Income before taxes           13.7     39.2               426.3      10.9         330.4        8.8             336.7         9.7

Taxes on income               12.0     30.9               142.8       3.7         115.0        3.1             113.4         3.3

Net income                    14.6     47.3               283.5       7.3         215.4        5.7             223.3         6.5
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     2000                     1999                          1998
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION

Net income per common share   16.4%    50.0%                     $   2.88                 $   2.17                      $   2.20

Net income per common share,
  assuming dilution           16.6      N/A                          2.84                     2.13                          2.15

Dividends per common share    15.1     13.2                          1.11                      .99                           .87

Average common shares         (1.6)    (2.3)                         98.3                     99.2                         101.5
 outstanding

Average common shares
 outstanding, assuming
    dilution                  (1.7)     N/A                          99.8                    101.3                         104.1

Book value at fiscal year
 end                           2.0      2.2                      $   8.49                 $   8.20                      $   8.33

Market price at fiscal
 year end                     17.0     17.7                         54.88                    72.88                         45.06

Market price range                                                  43.31                    39.75                         40.88

                                                                       to                       to                            to

                                                                    78.00                    72.88                         60.75
-----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                                  $  181.7                 $  105.6                      $  137.7

Property, plant and
 equipment, net                                                   1,079.0                  1,043.5                       1,035.6

Total assets                                                      2,699.1                  2,592.5                       2,142.6

Long-term debt                                                      772.9                    617.5                         465.9

Total debt                                                          827.2                    685.7                         537.2

Shareholders' equity                                                828.1                    809.9                         833.3

Number of employees                                                17,900                   17,400                        16,100
-----------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                             $  126.0                 $  126.5                      $  114.6

Research and development
 expense                                                             67.8                     64.3                          65.0

Effective tax rate                                                   33.5%                    34.8%                         33.7%

Long-term debt as a
 percent of total long-
 term capital                                                        48.3                     43.3                          35.9

Total debt as a percent of
 total capital                                                       50.0                     45.8                          39.2

Return on average
  shareholders' equity
  (percent)                                                          34.6                     27.1                          26.7

Return on average total
 capital (percent)                                                   19.6                     17.0                          19.0

                                                           1997

(In millions, except per
   share amounts)                         Dollars             %
---------------------------------------------------------------
FOR THE YEAR
----------------------------           ------------------------
Net sales                               $3,345.7          100.0

Gross profit                             1,082.7           32.4

Marketing, general and
 administrative expense                    739.8           22.1

Interest expense                            31.7             .9

Income before taxes                        311.2            9.3

Taxes on income                            106.4            3.2

Net income                                 204.8            6.1
---------------------------------------------------------------
                                                           1997
---------------------------------------------------------------
PER SHARE INFORMATION

Net income per common share                            $   1.99

Net income per common share,
  assuming dilution                                        1.93

Dividends per common share                                  .72

Average common shares
 outstanding                                              103.1

Average common shares
 outstanding,
   assuming dilution                                      106.1

Book value at fiscal year
 end                                                   $   8.18

Market price at fiscal
 year end                                                 43.75

Market price range                                        33.38

                                                             to

                                                          44.13
---------------------------------------------------------------
AT YEAR END

Working capital                                        $  163.6

Property, plant and
 equipment, net                                           985.3

Total assets                                            2,046.5

Long-term debt                                            404.1

Total debt                                                447.7

Shareholders' equity                                      837.2

Number of employees                                      16,200
---------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                   $  105.5

Research and development
 expense                                                   61.1

Effective tax rate                                         34.2%

Long-term debt as a
 percent of total long-
 term capital                                              32.6

Total debt as a percent of
 total capital                                             34.8

Return on average
  shareholders' equity
  (percent)                                                24.8

Return on average total
 capital (percent)                                         18.1

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

ELEVEN-YEAR SUMMARY                                   Avery Dennison Corporation

                                                         1996                  1995                  1994                  1993

(In millions, except per share amounts)      Dollars       %       Dollars       %       Dollars       %       Dollars       %
---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                    $3,222.5     100.0    $3,113.9     100.0    $2,856.7     100.0    $2,608.7     100.0

Gross profit                                  1,018.3      31.6       957.3      30.7       907.8      31.8       818.1      31.4

Marketing, general and administrative           712.4      22.1       689.8      22.2       691.9      24.2       642.7      24.6
 expense

Interest expense                                 37.4       1.2        44.3       1.4        43.0       1.5        43.2       1.7

Income before taxes                             270.6       8.4       224.7       7.2       172.9       6.1       132.2       5.1

Taxes on income                                  94.7       2.9        81.0       2.6        63.5       2.2        48.9       1.9

Net income                                      175.9       5.5       143.7       4.6       109.4       3.8        84.4       3.2
---------------------------------------------------------------------------------------------------------------------------------
                                                           1996                  1995                  1994                  1993
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION

Net income per common share                            $   1.68              $   1.35              $    .98              $    .73

Net income per common share, assuming
 dilution                                                  1.63                  1.32                   .97                   .72

Dividends per common share                                  .62                   .55                   .50                   .45

Average common shares outstanding                         105.0                 106.5                 111.1                 115.9

Average common shares outstanding,  assuming
 dilution                                                 107.6                 108.5                 112.3                 116.9

Book value at fiscal year end                          $   8.03              $   7.69              $   6.81              $   6.40

Market price at fiscal year end                           35.88                 25.07                 17.75                 14.69

Market price range                                        23.88                 16.63                 13.32                 12.75
                                                             to                    to                    to                    to
                                                          35.88                 25.07                 17.88                 15.57
---------------------------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                        $  110.6              $  127.6              $  122.8              $  141.6

Property, plant and equipment, net                        962.7                 907.4                 831.6                 758.5

Total assets                                            2,036.7               1,963.6               1,763.1               1,639.0

Long-term debt                                            370.7                 334.0                 347.3                 311.0

Total debt                                                466.9                 449.4                 420.7                 397.5

Shareholders' equity                                      832.0                 815.8                 729.0                 719.1

Number of employees                                      15,800                15,500                15,400                15,750
---------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                   $  100.2              $   95.3              $   87.9              $   84.1

Research and development expense                           54.6                  52.7                  49.1                  45.5

Effective tax rate                                         35.0%                 36.0%                 36.7%                 37.0%

Long-term debt as a percent of total long-
 term capital                                              30.8                  29.0                  32.3                  30.2

Total debt as a percent of total capital                   35.9                  35.5                  36.6                  35.6

Return on average shareholders' equity
 (percent)                                                 21.4                  18.6                  14.8                  11.0

Return on average total capital (percent)                  16.4                  14.4                  12.1                   9.3
---------------------------------------------------------------------------------------------------------------------------------

                                                            1992                  1991                 1990/(2)/
(In millions, except per share amounts)         Dollars       %       Dollars       %       Dollars       %
----------------------------------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                       $2,622.9     100.0    $2,545.1     100.0    $2,590.2     100.0

Gross profit                                       838.2      32.0       796.2      31.3       808.3      31.2

Marketing, general and administrative
 expense                                           665.7      25.4       653.9      25.7       752.7      29.1

Interest expense                                    42.3       1.6        37.5       1.5        40.0       1.5

Income before taxes                                130.2       5.0       104.8       4.1        15.6        .6

Taxes on income                                     50.1       1.9        41.8       1.6         9.7        .4

Net income                                          80.1       3.1        63.0       2.5         5.9        .2
----------------------------------------------------------------------------------------------------------------
                                                              1992                  1991                  1990
----------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION

Net income per common share                               $    .66              $    .51              $    .05

Net income per common share, assuming
 dilution                                                      .66                   n/a                   n/a

Dividends per common share                                     .41                   .38                   .32

Average common shares outstanding                            120.8                 123.9                 123.9

Average common shares outstanding, assuming
 dilution                                                    121.8                   n/a                   n/a

Book value at fiscal year end                             $   6.82              $   6.73              $   6.83

Market price at fiscal year end                              14.38                 12.69                 10.75

Market price range                                           11.63                  9.69                  7.82
                                                                to                    to                    to
                                                             14.44                 12.75                 16.50
----------------------------------------------------------------------------------------------------------------
AT YEAR END

Working capital                                           $  222.6              $  226.0              $  298.8

Property, plant and equipment, net                           779.9                 814.2                 821.7

Total assets                                               1,684.0               1,740.4               1,890.3

Long-term debt                                               334.8                 329.5                 376.0

Total debt                                                   427.5                 424.0                 510.4

Shareholders' equity                                         802.6                 825.0                 846.3

Number of employees                                         16,550                17,095                18,816
----------------------------------------------------------------------------------------------------------------
OTHER INFORMATION

Depreciation expense                                      $   83.8              $   83.1              $   80.8

Research and development expense                              46.7                  48.7                  53.7

Effective tax rate                                            38.5%                 39.9%                 62.2%

Long-term debt as a percent of total long-
 term capital                                                 29.4                  28.5                  30.8

Total debt as a percent of total capital                      34.8                  33.9                  37.6

Return on average shareholders' equity
 (percent)                                                     9.7                   7.7                    .7

Return on average total capital (percent)                      8.3                   6.7                   1.5
----------------------------------------------------------------------------------------------------------------


(2) In 1990, the Company incurred $85.2 million in pretax charges related to the merger of Avery International Corporation and Dennison Manufacturing Company and $13.8 million of merger-related costs. After adjusting for these charges, 1990 net income was $71.7 million, or $.58 per common share.

Consolidated Balance Sheet

(Dollars in millions)                                                                                   2000        1999
Assets
Current assets:
   Cash and cash equivalents                                                                        $   11.4   $     6.9
   Trade accounts receivable, less allowance for doubtful accounts
     of $19.4 and $19.5 for 2000 and 1999, respectively                                                580.5       542.4
   Inventories, net                                                                                    271.5       279.8
   Other receivables                                                                                    29.3        23.8
   Prepaid expenses                                                                                     25.2        23.7
   Deferred taxes                                                                                       64.5        79.4
--------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                              982.4       956.0
Property, plant and equipment, net                                                                   1,079.0     1,043.5
Intangibles resulting from business acquisitions, net                                                  394.3       397.0
Other assets                                                                                           243.4       196.0
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    $2,699.1   $ 2,592.5
==========================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
   Short-term and current portion of long-term debt                                                 $   54.3   $    68.2
   Accounts payable                                                                                    326.4       316.8
   Accrued payroll and employee benefits                                                               117.1       133.7
   Other accrued liabilities                                                                           236.0       252.4
   Income taxes payable                                                                                 66.9        79.3
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                              800.7       850.4
Long-term debt                                                                                         772.9       617.5
Long-term retirement benefits and other accrued liabilities                                            129.5       132.0
Non-current deferred taxes                                                                              94.0        99.4
Other long-term obligation                                                                              73.9        83.3
Shareholders' equity:
   Common stock, $1 par value, authorized - 400,000,000 shares at year end 2000
     and 1999; issued - 124,126,624 shares at year end 2000 and 1999                                   124.1       124.1
   Capital in excess of par value                                                                      692.0       962.3
   Retained earnings                                                                                 1,448.3     1,288.5
   Cost of unallocated ESOP shares                                                                     (15.3)      (16.8)
   Employee stock trusts, 12,758,017 shares and
     13,914,515 shares at year end 2000 and 1999, respectively                                        (699.9)   (1,014.0)
   Treasury stock at cost, 13,881,533 shares and
     11,453,728 shares at year end 2000 and 1999, respectively                                        (615.7)     (481.3)
   Accumulated other comprehensive loss                                                               (105.4)      (52.9)
--------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                                        828.1       809.9
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    $2,699.1   $ 2,592.5
==========================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Income

(In millions, except per share amounts)                                         2000               1999               1998
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $3,893.5           $3,768.2           $3,459.9
Cost of products sold                                                        2,561.3            2,486.8            2,315.4
---------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                              1,332.2            1,281.4            1,144.5
Marketing, general and administrative expense                                  851.3              842.6              773.2
Restructuring charge                                                               -               65.0                  -
Interest expense                                                                54.6               43.4               34.6
---------------------------------------------------------------------------------------------------------------------------
   Income before taxes                                                         426.3              330.4              336.7
Taxes on income                                                                142.8              115.0              113.4
---------------------------------------------------------------------------------------------------------------------------
   Net income                                                               $  283.5           $  215.4           $  223.3
===========================================================================================================================
Per share amounts:
   Net income per common share                                              $   2.88           $   2.17           $   2.20
   Net income per common share,
      assuming dilution                                                         2.84               2.13               2.15
   Dividends                                                                    1.11                .99                .87
Average shares outstanding:
   Common shares                                                                98.3               99.2              101.5
   Common shares, assuming dilution                                             99.8              101.3              104.1
===========================================================================================================================
Common shares outstanding at year end                                           97.5               98.8              100.0
===========================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity


                                                    Common       Capital in                 Cost of
                                                   stock, $1   excess of par   Retained   unallocated
(Dollars in millions)                              par value       value       earnings   ESOP shares
----------------------------------------------------------------------------------------------------------
Fiscal year ended 1997                                 $124.1        $ 592.5    $1,063.6     $   (23.4)

Comprehensive income:
  Net income                                                                       223.3
  Other comprehensive income:
    Foreign currency translation adjustment
    Minimum pension liability adjustment
    Other comprehensive income
    Total comprehensive income
Repurchase of 4 million shares for treasury
Stock issued under option plans, net of $43.6 of
 tax and dividends paid on stock held in stock
 trusts                                                                (34.8)
Dividends: $.87 per share                                                         (101.8)
ESOP transactions, net                                                                             5.1
Employee stock benefit trust market value
 adjustment                                                             29.8
----------------------------------------------------------------------------------------------------------
Fiscal year ended 1998                                  124.1          587.5     1,185.1         (18.3)

Comprehensive income:
  Net income                                                                       215.4
  Foreign currency translation adjustment
    Total comprehensive income
Repurchase of 2.4 million shares for treasury
Stock issued under option plans, net of $34 of
 tax and dividends paid on stock held in stock
 trusts                                                                (23.0)
Dividends: $.99 per share                                                         (112.0)
ESOP transactions, net                                                                              1.5
Employee stock benefit trust market value
 adjustment                                                            397.8
----------------------------------------------------------------------------------------------------------
Fiscal year ended 1999                                  124.1          962.3     1,288.5          (16.8)

Comprehensive income:
  Net income                                                                       283.5
  Foreign currency translation adjustment
    Total comprehensive income
Repurchase of 2.4 million shares for treasury
Stock issued under option plans, net of $36.3 of
 tax and dividends paid on stock held in stock
 trusts                                                                (28.9)
Dividends: $1.11 per share                                                        (123.7)
ESOP transactions, net                                                                              1.5
Employee stock benefit trust market value                             (241.4)
 adjustment
----------------------------------------------------------------------------------------------------------
Fiscal year ended 2000                                 $124.1        $ 692.0    $1,448.3          (15.3)
==========================================================================================================


                                                                                 Accumulated
                                                                                    other
(Dollars in millions)                          Employee stock    Treasury       comprehensive
                                                   trusts          stock        income (loss)       Total
-----------------------------------------------------------------------------------------------------------
Fiscal year ended 1997                             $  (730.3)       $(166.8)             $(22.5)  $ 837.2

Comprehensive income:
  Net income                                                                                        223.3
  Other comprehensive income:
    Foreign currency translation adjustment                                                13.3      13.3
    Minimum pension liability adjustment                                                    1.1       1.1
                                                                                        -------   -------
    Other comprehensive income                                                             14.4      14.4
                                                                                                  -------
    Total comprehensive income                                                                      237.7
Repurchase of 4 million shares for treasury                          (192.6)                       (192.6)
Stock issued under option plans, net of $43.6 of
 tax and dividends paid on stock held in stock
 trusts                                                 82.5                                         47.7
Dividends: $.87 per share                                                                          (101.8)
ESOP transactions, net                                                                                5.1
Employee stock benefit trust market value
 adjustment                                            (29.8)                                          --
-----------------------------------------------------------------------------------------------------------
Fiscal year ended 1998                                (677.6)        (359.4)               (8.1)    833.3

Comprehensive income:
  Net income                                                                                        215.4
  Foreign currency translation adjustment                                                (44.8)     (44.8)
                                                                                                  -------
    Total comprehensive income                                                                      170.6
Repurchase of 2.4 million shares for treasury                        (121.9)                       (121.9)
Stock issued under option plans, net of $34 of
 tax and dividends paid on stock held in stock
 trusts                                                 61.4                                         38.4
Dividends: $.99 per share                                                                          (112.0)
ESOP transactions, net                                                                                1.5
Employee stock benefit trust market value
 adjustment                                           (397.8)                                          --
-----------------------------------------------------------------------------------------------------------
Fiscal year ended 1999                              (1,014.0)        (481.3)             (52.9)     809.9

Comprehensive income:
  Net income                                                                                        283.5
  Foreign currency translation adjustment                                                (52.5)     (52.5)
                                                                                                  -------
    Total comprehensive income                                                                      231.0
Repurchase of 2.4 million shares for treasury                        (134.4)                       (134.4)
Stock issued under option plans, net of $36.3 of
 tax and dividends paid on stock held in stock
 trusts                                                 72.7                                         43.8
Dividends: $1.11 per share                                                                         (123.7)
ESOP transactions, net                                                                                1.5
Employee stock benefit trust market value
 adjustment                                            241.4                                            -
-----------------------------------------------------------------------------------------------------------
Fiscal year ended 2000                             $  (699.9)       $(615.7)           $(105.4)   $ 828.1
===========================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(In millions)                                                                            2000            1999              1998
--------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                            $ 283.5         $ 215.4           $ 223.3
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Restructuring charge                                                                      -            65.0                 -
  Depreciation                                                                          126.0           126.5             114.6
  Amortization                                                                           30.9            23.9              12.6
  Deferred taxes                                                                         11.8           (15.3)             13.8
  Changes in assets and liabilities, net of the effect of foreign currency translation, business acquisitions and divestitures, and restructuring charge:
       Trade accounts receivable, net                                                   (37.0)          (66.1)             18.6
       Inventories, net                                                                   8.8           (28.0)             11.0
       Other receivables                                                                 (6.4)            (.3)              8.3
       Prepaid expenses                                                                  (2.0)           (4.6)              1.0
       Accounts payable and accrued liabilities                                          (4.3)           74.7             (11.8)
       Taxes on income                                                                    6.5            60.9              41.5
       Long-term retirement benefits and other accrued liabilities                       (7.9)          (25.2)            (13.4)
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               409.9           426.9             419.5
--------------------------------------------------------------------------------------------------------------------------------
Investing Activities
Purchase of property, plant and equipment                                              (198.3)         (177.7)           (159.7)
Acquisitions, net of miscellaneous proceeds from sale of assets                         (64.7)         (175.8)            (30.9)
Other                                                                                   (52.5)          (22.1)            (23.6)
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                  (315.5)         (375.6)           (214.2)
--------------------------------------------------------------------------------------------------------------------------------
Financing Activities
Increase in long-term debt                                                               40.0               -              50.0
Decrease in long-term debt                                                              (13.4)            (.9)             (3.9)
Net increase in other debt                                                              118.9           152.2              39.3
Dividends paid                                                                         (123.7)         (112.0)           (101.8)
Purchase of treasury stock                                                             (134.4)         (121.9)           (192.6)
Proceeds from exercise of stock options                                                  19.7            16.9              20.7
Other                                                                                     3.9             3.3              (2.3)
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                   (89.0)          (62.4)           (190.6)
--------------------------------------------------------------------------------------------------------------------------------
Effect of foreign currency translation on cash balances                                   (.9)            (.5)               .5
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                          4.5           (11.6)             15.2
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                              6.9            18.5               3.3
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                $  11.4         $   6.9           $  18.5
================================================================================================================================

See Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Nature of Operations
The Company is a worldwide manufacturer of pressure-sensitive adhesives and materials, and consumer and converted products. The Company's major markets are in office products, data processing, health care, retail, transportation, industrial and durable goods, food and apparel. The Pressure-sensitive Adhesives and Materials segment and the Consumer and Converted Products segment each contribute approximately 50 percent of the Company's total sales. Sales are generated primarily in the United States and continental Europe.

Principles of Consolidation
The consolidated financial statements include the accounts of all majority-owned subsidiaries. All intercompany accounts, transactions and profits are eliminated. Investments in certain affiliates (20 percent to 50 percent ownership) are accounted for by the equity method of accounting. Investments representing less than 20 percent ownership are accounted for by the cost method of accounting.

Fiscal Year
The Company's 2000 and 1999 fiscal years reflected 52-week periods ending December 30, 2000 and January 1, 2000, respectively. Fiscal year 1998 reflected a 53-week period ending January 2, 1999. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

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

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)                                        2000         1999           1998
-------------------------------------------------------------------------------------
Interest, net of capitalized amounts               $ 54.8        $44.1          $29.8

Income taxes, net of refunds                        142.8         62.7           86.3
=====================================================================================

Inventories
Inventories are stated at the lower of cost or market value. Cost is determined using both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 37 percent and 40 percent of inventories before LIFO adjustment at year end 2000 and 1999, respectively. Inventories at year end were as follows:

(In millions)                                        2000            1999
-------------------------------------------------------------------------
Raw materials                                      $ 85.8          $ 86.2

Work-in-progress                                     67.1            77.0

Finished goods                                      139.9           137.0

LIFO adjustment                                     (21.3)          (20.4)
-------------------------------------------------------------------------
                                                   $271.5          $279.8
=========================================================================

Property, Plant and Equipment

Major classes of property, plant and equipment were as follows:

(In millions)                                        2000            1999
-------------------------------------------------------------------------
Land                                             $   44.5        $   41.9

Buildings and improvements                          443.6           434.4

Machinery and equipment                           1,378.9         1,324.9

Construction-in-progress                            144.8           133.5
-------------------------------------------------------------------------
                                                  2,011.8         1,934.7

Accumulated depreciation                            932.8           891.2
-------------------------------------------------------------------------
                                                 $1,079.0        $1,043.5
=========================================================================

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from three to forty-five years. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of properties, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in net income.

Intangibles Resulting From Business Acquisitions
Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net tangible assets acquired and are amortized over a 5 to 40 year period using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 2000 and 1999 was $83.4 million and $67 million, respectively.

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

Transaction and translation losses decreased net income in 2000, 1999 and 1998 by $3 million, $1.7 million and $2.9 million, respectively.

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

Revenue Recognition
Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time of shipment. Actual product returns are charged against estimated sales return allowances. If title to product does not pass to customers upon shipment, estimates are used, where significant, to delay revenue recognition until such time that title is transferred.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements and was effective the fourth quarter of 2000. The implementation of this guidance did not have a material impact on the Company's financial results.

Shipping and Handling Costs
Shipping and handling costs, which consist primarily of freight-out costs, are included in "Cost of products sold" for the Pressure-sensitive Adhesives and Materials segment and in "Marketing, general and administrative expense" for the Consumer and Converted Products segment. Freight-out costs included in "Marketing, general and administrative expense" were $32.9 million, $33.7 million and $28.4 million for 2000, 1999 and 1998, respectively.

Research and Development
Research and development costs are expensed as incurred. Research and development expense for 2000, 1999 and 1998 was $67.8 million, $64.3 million and $65 million, respectively.

Stock-Based Compensation
The Company's stock option grants are generally priced at fair market value on the date of grant. Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation," the Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees."

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

Net Income Per Share
Net income per common share amounts were computed as follows:

(In millions, except per share amounts)                                       2000          1999         1998
-------------------------------------------------------------------------------------------------------------
(A)  Net income available to common shareholders                            $283.5        $215.4       $223.3
-------------------------------------------------------------------------------------------------------------
(B)   Weighted average number of common shares                                98.3          99.2        101.5
          outstanding
-------------------------------------------------------------------------------------------------------------
  Additional common shares issuable under employee                             1.5           2.1          2.6
          stock options using the treasury stock method
-------------------------------------------------------------------------------------------------------------
(C)   Weighted average number of common shares                                99.8         101.3        104.1
          outstanding assuming the exercise of stock options

Net income per common share (A) / (B)                                       $ 2.88        $ 2.17       $ 2.20

Net income per common share, assuming dilution (A) / (C)                      2.84          2.13         2.15
=============================================================================================================

Comprehensive Income
Comprehensive income includes net income, foreign currency translation adjustments and adjustments to the minimum pension liability that are presented as a component of shareholders' equity. Accumulated comprehensive income balances consist primarily of foreign currency translation adjustments.

Future Accounting Requirements
The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments. This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are required to be recorded each period in current earnings or other comprehensive income, depending upon the type of hedging transaction and the hedge effectiveness.

The Company formed an implementation team drawn from both internal and external resources, which reviewed the Company's derivative contracts and existing hedge relationships, developed appropriate hedge effectiveness models and updated accounting and reporting procedures to ensure proper measurement, recording and reporting of derivative instruments and hedge items.

The Company will adopt SFAS No. 133 in the first quarter of 2001. Based on current market conditions, the Company anticipates that the impact of this new standard will result in a transition adjustment of approximately $.5 million to decrease net income.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125." This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral. This Statement is effective for the Company's 2001 fiscal year. The Company does not believe that the new standard will have a material impact on the Company's financial results.

Related Party Transactions
From time to time, the Company enters into transactions in the normal course of business with affiliated entities or individuals. The Company believes that such transactions are at arm's-length and for terms that would have been obtained from unaffiliated third parties. None of these transactions are significant to the financial position or results of operations of the Company.

Financial Presentation
Certain prior year amounts have been reclassified to conform with the 2000 financial statement presentation.

Note 2. Acquisitions and Joint Ventures
In the first quarter of 2000, the Company acquired the Adespan pressure-sensitive materials operation of Panini S.p.A., a European printing and publishing company based in Italy. Adespan had sales of approximately $75 million in 1999. The Adespan business operates as a division within the Company's Fasson roll materials business in Europe.

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

In the first quarter of 1999, the Company completed a transaction with Steinbeis Holding GmbH to combine substantially all of the Company's office products businesses in Europe with Zweckform Buro-Produkte GmbH (Zweckform), a German office products supplier. The Company's aggregate cost basis in this venture was financed through available cash resources of approximately $23 million and the assumption of an obligation as reported in the "Other long-term obligation" line on the Consolidated Balance Sheet. It is the intention of the Company to pay the entire obligation in 2004. The excess of the cost basis over the fair value of net tangible assets acquired was $104.6 million.

In the fourth quarter of 1998, the Company acquired Spartan International, Inc. (Spartan), a privately held specialty converting company based in Holt, Michigan. Spartan supplies pressure-sensitive products to the commercial graphics, sign making, vehicle marking and automotive markets.

The Company made other acquisitions during 2000 and 1999 that were also not significant to the consolidated position of the Company. The aggregate cost of acquired companies was approximately $76 million, $285 million and $31 million in 2000, 1999 and 1998, respectively.

In 2000 and 1999, acquired businesses added approximately 3 percent and 5 percent, respectively, to the Company's total sales. The acquired businesses did not have a significant impact on the Company's results of operations for any of the three years in the period ended December 30, 2000.

Note 3. Restructuring

In the first quarter of 1999, the Company announced a major realignment of its cost structure designed to increase operating efficiencies and improve profitability. The realignment resulted in a pretax restructuring charge of $65 million, or $.42 per diluted share on an after-tax basis.

The restructuring involved the consolidation of manufacturing and distribution capacity in both of the Company's operating segments. The $65 million charge reflected the costs to close manufacturing and distribution facilities, the elimination of approximately 1,500 positions (principally in manufacturing), and other initiatives to exit activities.

The restructuring charge consisted of employee severance and related costs of $35.1 million and asset write-downs of $29.9 million. Severance and related costs represented cash paid to employees terminated under the program. Asset write-downs, principally related to equipment, represented non-cash charges required to reduce the carrying value of the assets to be disposed of to net realizable value as of the planned date of disposal. At year end 1999, $12.3 million remained accrued for severance and related costs (included in "Accrued payroll and employee benefits") and $6.7 million remained accrued for asset write-downs (included in "Other accrued liabilities"). During 2000, the Company completed the 1999 restructuring program and utilized amounts accrued for purposes identified in the realignment plan.


Note 4. Debt

Long-term debt and its respective weighted average interest rates at December 30, 2000 consisted of the following:

(In millions)                                                 December 30, 2000       January 1, 2000
-----------------------------------------------------------------------------------------------------
Medium-term notes

 Series 1993 at 6.6%                                               $  98.0                 $100.0

 Series 1994 at 7.7%                                                 100.0                  100.0

 Series 1995 at 7.2%                                                 100.0                  100.0

 Series 1996 at 6.6%                                                  60.0                   60.0

 Series 1998 at 5.9%                                                  50.0                   50.0

 Series 2000 at 6.6%                                                  40.0                    -

Other long-term borrowings                                             6.3                   17.8

Domestic variable rate short-term borrowings at 6.6%
 to be refinanced on a long-term basis                               322.3                  193.3

Less: amount classified as current                                    (3.7)                  (3.6)
-----------------------------------------------------------------------------------------------------
                                                                   $ 772.9                 $617.5
-----------------------------------------------------------------------------------------------------

The Company's medium-term notes have maturities from 2002 through 2025 and accrue interest at fixed and floating rates. The Company issued $40 million of medium-term notes during 2000. The proceeds from this issuance were used to refinance long-term debt and for other general corporate purposes.

Maturities of long-term debt during 2001 through 2005 are $3.7 million, $20.9 million, $70.9 million, $85.8 million and $395.3 million, respectively, with $200 million maturing thereafter.

The Company's total interest costs in 2000, 1999 and 1998 were $59 million, $45.8 million and $37.6 million, respectively, of which $4.4 million, $2.4 million and $3 million, respectively, were capitalized as part of the cost of assets constructed for the Company's use.

The Company had $50.6 million of borrowings outstanding under short-term lines of credit at variable interest rates ranging from 4.5 percent to 17 percent at year end 2000.

As of December 30, 2000, the Company had additional available short-term lines of credit totaling $446.7 million. These available lines of credit included a 364-day revolving credit facility with four domestic banks to provide up to $200 million in borrowings through December 13, 2001. All amounts borrowed under this agreement will be due no later than that date. The Company may annually extend the revolving period and due date with the approval of the banks. The financing available under this agreement will be used as a commercial paper back-up facility and to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2000.

The Company also has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2005, with all amounts borrowed under this agreement due no later than that date. The Company may annually extend the revolving period and due date with the approval of the banks. The financing available under this agreement will be used, as needed, to repay uncollateralized short-term and currently maturing long-term debt and to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2000.

The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on consolidated debt and consolidated interest expense to certain measures of income.

The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debts of the same remaining maturities. At year end 2000 and 1999, the fair value of the Company's total debt, including short-term borrowings, was $835.5 million and $659.2 million, respectively.

Note 5.  Financial Instruments

The Company enters into foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States. At the end of 2000 and 1999, the Company had foreign exchange forward contracts with a notional value of $97 million and $94.7 million, respectively, primarily denominated in European currencies. The Company's foreign exchange option contracts, which were substantially denominated in European currencies, had notional amounts of $9.5 million and $12.9 million at the end of 2000 and 1999, respectively. In general, the maturities of the contracts coincide with the underlying exposure positions they are intended to hedge. All foreign exchange forward and option contracts outstanding have maturities within 12 months. The carrying value of the foreign exchange forward contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net liability of approximately $.5 million and $15.1 million at the end of 2000 and 1999, respectively. The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was $.2 million at the end of 2000 and 1999. The carrying value of the foreign exchange option contracts approximated the fair market value.

During 1998, the Company entered into a swap contract to hedge foreign currency commitments of approximately $9 million over a five year period. The carrying value of this contract approximated fair value, which was a liability of approximately $.6 million and $1.5 million at the end of 2000 and 1999, respectively.

The counterparties to foreign exchange forward, option and swap contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

At the end of 2000, the Company had letters of credit outstanding for $6.4 million which guaranteed various trade activities. The aggregate contract amount of all outstanding letters of credit approximated fair value.

As of year end 2000 and 1999, approximately 26 percent and 27 percent, respectively, of trade accounts receivable were from nine domestic customers. While the Company does not require its customers to provide collateral, the financial position and operations of these customers are monitored on an ongoing basis. Although the Company may be exposed to losses in the event of nonpayment, it does not anticipate any such losses.

Note 6.  Commitments

Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

(In millions)
-----------------------------------------------
Year
-----------------------------------------------
2001                                     $ 35.5

2002                                       30.1

2003                                       22.4

2004                                       18.2

2005                                       14.4

Thereafter                                 17.4
-----------------------------------------------
Total minimum lease payments             $138.0
-----------------------------------------------

Operating leases relate primarily to office and warehouse space, electronic data processing and transportation equipment.

Rent expense for 2000, 1999 and 1998 was $44 million, $47 million and $41 million, respectively.

Note 7.   Taxes Based on Income

Taxes based on income were as follows:

(In millions)                                      2000     1999      1998
--------------------------------------------------------------------------
Current:

  U.S. Federal tax                               $ 68.6   $ 78.7    $ 56.5
  State taxes                                      12.3     12.8      13.4
  International taxes                              50.6     39.4      30.1
--------------------------------------------------------------------------
                                                  131.5    130.9     100.0
--------------------------------------------------------------------------
Deferred:

  U.S. taxes                                        8.4     (9.9)     11.1
  International taxes                               2.9     (6.0)      2.3
--------------------------------------------------------------------------
                                                   11.3    (15.9)     13.4
--------------------------------------------------------------------------
Taxes on income                                  $142.8   $115.0    $113.4
==========================================================================

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                                      2000     1999      1998
--------------------------------------------------------------------------
Computed tax at 35% of income before taxes       $149.2   $115.6    $117.8
Increase (decrease) in taxes resulting from:
  State taxes, net of federal tax benefits          8.0      8.3       8.7
  Other items, net                                (14.4)    (8.9)    (13.1)
--------------------------------------------------------------------------
Taxes on income                                  $142.8   $115.0    $113.4
==========================================================================

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)                                      2000     1999     1998
-------------------------------------------------------------------------
U.S.                                             $245.5   $222.6   $232.2
International                                     180.8    107.8    104.5
-------------------------------------------------------------------------
                                                 $426.3   $330.4   $336.7
=========================================================================

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries ($606.6 million at year end 2000) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

Operating loss carryforwards for international subsidiaries aggregating $29.3 million are available to reduce income taxes payable, of which $9.7 million will expire from 2001 through 2010, while $19.6 million can be carried forward indefinitely. A valuation allowance has been provided for approximately 46 percent of the deferred tax assets related to the net operating losses and foreign tax credit carryforwards.

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities were as follows:

(In millions)                                                          2000        1999
---------------------------------------------------------------------------------------
Accrued expenses not currently deductible                            $ 81.2      $ 92.9
Net operating losses and foreign tax credit carryforwards              14.9        14.3
Postretirement and postemployment benefits                             12.6        12.6
Pension costs                                                         (13.1)       (9.8)
Depreciation and amortization                                         (89.9)      (92.0)
Deferred tax on intangibles resulting from business acquisitions      (21.5)      (23.9)
Valuation allowance                                                    (6.8)       (6.5)
---------------------------------------------------------------------------------------
Total net deferred tax liabilities                                   $(22.6)     $(12.4)
=======================================================================================

Note 8.   Contingencies

The Company has been designated by the U.S. Environmental Protection Agency
(EPA) and/or other responsible state agencies as a potentially responsible party
(PRP) at nine waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. Litigation has been initiated by a governmental authority with respect to two of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

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

Note 9.   Shareholders' Equity

Common Stock and Common Stock Repurchase Program
The Company's Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

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

The Board of Directors has authorized the repurchase of an aggregate 40.4 million shares of the Company's outstanding common stock. The acquired shares may be reissued under the Company's stock option and incentive plans or used for other Corporate purposes. At year end 2000, approximately 3.7 million shares were still available for repurchase pursuant to this authorization.

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

                                                    2000                    1999                       1998
                                   ---------------------    --------------------     ----------------------
                                   Weighted-                Weighted                 Weighted
                                   average                  average                  average
                                   exercise       Number    exercise      Number     exercise        Number
                                   price      of options    price     of options     price       of options
                                   ---------------------    --------------------     ----------------------
Outstanding at beginning of year   $35.49        7,252.1    $28.70       7,744.9      $23.19        9,147.7
Granted                             54.57          744.0     58.23       1,190.5       45.65        1,098.5
Exercised                           22.34       (1,611.6)    18.09      (1,460.7)      14.32       (2,204.7)
Forfeited or expired                46.43         (313.3)    35.18        (222.6)      28.28         (296.6)
-------------------------------    ---------------------    --------------------      ---------------------
Outstanding at year end            $40.75        6,071.2    $35.49       7,252.1      $28.70        7,744.9
Options exercisable at year end                  3,095.2                 3,426.5                    3,714.0
===========================================================================================================

The following table summarizes information on fixed stock options outstanding at December 30, 2000 (options in thousands):

                                                         Options outstanding           Options exercisable
                            ------------------------------------------------     -------------------------
                                                   Weighted-       Weighted-                     Weighted-
                                                    average          average                       average
                                 Number           remaining         exercise           Number     exercise
Range of exercise prices    outstanding    contractual life            price      exercisable        price
----------------------------------------------------------------------------------------------------------
$11.97 to 13.53                   193.7          1.5 years            $13.04          193.7         $13.04
 15.28 to 23.63                 1,192.0          4.4 years             20.45        1,192.0          20.45
 34.94 to 45.19                 2,895.9          6.9 years             40.99        1,528.7          38.11
 45.53 to 67.31                 1,789.6          9.3 years             56.87          180.8          58.02
----------------------------------------------------------------------------------------------------------
$11.97 to 67.31                 6,071.2          6.9 years            $40.75        3,095.2         $30.90
==========================================================================================================

As permitted under current accounting standards, no compensation cost was recognized in the Consolidated Statement of Income for the Company's stock option and incentive plans. Had compensation cost for the Company's stock-based compensation plans been recognized ratably over the options' vesting periods, the Company's pro forma net income and net income per common share would have been $271.1 million and $2.75, respectively, for 2000, $202.5 million and $2.04, respectively, for 1999 and $213.4 million and $2.10, respectively, for 1998. Net income per share, assuming dilution, would have been $2.72, $2.00 and $2.05 for 2000, 1999 and 1998, respectively.

The weighted-average fair value of options granted during 2000, 1999 and 1998 was $22.16, $19.70 and $13.07, respectively. Option grant date fair values were determined using a Black-Scholes option pricing model. The underlying assumptions used were as follows:

                                       2000          1999          1998
-----------------------------------------------------------------------
Risk-free interest rate                6.10%         5.40%         5.37%
Expected stock price volatility       34.63         28.13         24.34
Expected dividend yield                1.43          1.72          2.18
Expected option term               10 years      10 years      10 years
=======================================================================

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

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:


                                                                                         Postretirement
                                                            Pension Benefits            Health Benefits
                                                         ----------------------------------------------
(In millions)                                                 2000         1999        2000        1999
-------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                     $462.1      $ 473.6      $ 24.4      $ 29.9
Service cost                                                  12.0         12.3          .6          .8
Interest cost                                                 32.3         30.6         1.9         1.7
Participant contribution                                       1.9          1.9          -           -
Amendments                                                     1.7           .3          -           -
Actuarial loss (gain)                                         20.8        (18.8)        1.2        (6.1)
Benefits paid                                                (27.8)       (26.7)       (2.0)       (1.6)
Acquisition                                                     -           6.2          -           -
Curtailment                                                    (.4)         1.0          -          (.3)
Foreign currency translation                                 (15.9)       (18.3)         -           -
-------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                           $486.7      $ 462.1      $ 26.1      $ 24.4
=======================================================================================================

Change in plan assets:
Fair value of plan assets at beginning of year              $655.4      $ 605.5          -           -
Actual return on plan assets                                  26.0         91.9          -           -
Employer contribution                                          4.6          5.7      $  2.0      $  1.6
Participant contribution                                       1.9          1.9          -           -
Benefits paid                                                (27.8)       (26.7)       (2.0)       (1.6)
Foreign currency translation                                  (9.2)       (22.9)         -           -
-------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                    $650.9      $ 655.4          -           -
=======================================================================================================

Funded status of the plans:
Plan assets in excess of (less than) benefit obligation     $164.2      $ 193.3      $(26.1)     $(24.4)
Unrecognized net actuarial gain                              (81.6)      (119.9)       (8.9)      (10.6)
Unrecognized prior service cost                                2.7          2.1         1.2         1.4
Unrecognized net asset                                       (12.1)       (15.1)         -           -
-------------------------------------------------------------------------------------------------------
Net amount recognized                                       $ 73.2      $  60.4      $(33.8)     $(33.6)
=======================================================================================================

Amounts recognized in the Consolidated Balance Sheet
consist of:
Prepaid benefit cost                                        $118.2      $  99.4          -           -
Accrued benefit liability                                    (45.3)       (39.6)     $(33.8)     $(33.6)
Intangible asset                                                .3           .6          -           -
-------------------------------------------------------------------------------------------------------
Net amount recognized                                       $ 73.2      $  60.4      $(33.8)     $(33.6)
=======================================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $215.4 million, $208.8 million and $176.7 million, respectively, at year end 2000, and $30.7 million, $29 million and $3.5 million, respectively, at year end 1999.


                                                                                 Postretirement
                                                     Pension Benefits           Health Benefits
                                                  ----------------------    -----------------------
                                                    2000    1999    1998     2000     1999    1998
------------------------------------------------------------------------    -----------------------
Weighted-average assumptions used:
Discount rate                                        7.2%    7.2%    6.7%    7.75%    7.75%   7.00%
Expected long-term rate of return on plan assets     9.1     9.3     9.2      -        -       -
Rate of increase in future compensation levels       4.0     4.1     4.1      -        -       -
===================================================================================================

The following table sets forth the components of net periodic benefit (income) cost:


                                                                                          Postretirement
                                                        Pension Benefits                 Health Benefits
                                                 -----------------------------     ---------------------------
(In millions)                                       2000       1999       1998      2000      1999       1998
------------------------------------------------------------------------------     ---------------------------
Components of net periodic benefit (income)
 cost:
Service cost                                      $ 12.0     $ 12.3     $ 10.1     $  .6     $  .8      $ 1.0
Interest cost                                       32.3       30.6       29.9       1.9       1.7        2.0
Expected return on plan assets                     (53.2)     (48.1)     (44.0)       -         -          -
Recognized net actuarial (gain) loss                (1.9)       (.2)        .6       (.4)      (.4)       (.1)
Amortization of prior service cost                    .8         .9         .9        .1        .1         -
Amortization of transition obligation or asset      (1.9)      (2.0)      (2.0)       -         -          -
Curtailment                                           -         1.3         -         -        (.2)        -
-------------------------------------------------------------------------------------------------------------
Net periodic benefit (income) cost                $(11.9)    $ (5.2)    $ (4.5)    $ 2.2     $ 2.0      $ 2.9
=============================================================================================================

For measurement purposes, a 6 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to remain at that level.

A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                               One percentage-      One percentage-
(In millions)                                                  point increase       point decrease
---------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                   .3                  (.2)
Effect on postretirement benefit obligation                              2.5                 (2.2)
===================================================================================================

As a result of changes in assumptions used during 2000 and 1999, an additional liability of $.3 million and $.6 million, respectively, is reflected in the Company's Consolidated Balance Sheet. These amounts are offset in 2000 and 1999 by the recording of an intangible pension asset of $.3 million and $.6 million, respectively. Consolidated pension income for 2000, 1999 and 1998 was $(10.9) million, $(3.8) million and $(2.9) million, respectively.

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

ESOP expense is accounted for under two different methodologies: the cost of shares allocated method and the fair value method. Total ESOP (income) expense for 2000, 1999 and 1998 was $(1.6) million, $(1.6) million and $.1 million, respectively. There were no Company contributions to pay interest or principal on ESOP borrowings for 2000 and 1999. Company contributions to pay interest or principal on ESOP borrowings for 1998 were $.1 million.

Interest costs incurred by the ESOPs for 2000, 1999 and 1998 were $1.7 million, $1.5 million and $1.8 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.6 million in 2000, 1999 and 1998.

Consolidated (income) expense for all defined contribution plans (including total ESOP expense) for 2000, 1999 and 1998 was $(.5) million, $(.4) million and $.8 million, respectively. Of the total shares held by the ESOP, 5.1 million shares were allocated and 1.4 million shares were unallocated at year end 2000, and 5.6 million shares were allocated and 1.6 million shares were unallocated at year end 1999. Of the total shares held by the ESOP, all shares accounted for under the fair value method were allocated at year end 2000 and 1999.

Other Retirement Plans

The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earn specified and variable rates of return. As of year end 2000 and 1999, the Company had accrued $102.6 million and $99.4 million, respectively, for its obligations under these plans. The Company's expense, which includes Company contributions and interest expense, was $10.8 million, $13.1 million and $6.3 million for 2000, 1999 and 1998, respectively. A portion of the interest may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $82 million and $67.7 million at year end 2000 and 1999, respectively.

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

Financial information by operating segment is set forth below:

(In millions)                                                    2000        1999/(1)/         1998
---------------------------------------------------------------------------------------------------
Net sales:
Pressure-sensitive Adhesives and Materials                   $2,136.4      $  2,025.0      $1,877.7
Consumer and Converted Products                               1,898.3         1,887.9       1,726.2
Intersegment/(2)/                                              (141.2)         (149.0)       (152.5)
Divested operations                                                -              4.3           8.5
---------------------------------------------------------------------------------------------------
Net sales                                                    $3,893.5      $  3,768.2      $3,459.9
===================================================================================================

Income (loss) from operations before interest and taxes:
Pressure-sensitive Adhesives and Materials                   $  212.4      $    181.2      $  168.5
Consumer and Converted Products                                 293.2           224.8         229.1
Divested operations                                                -             (1.8)         (3.9)
Corporate administrative and research and
 development expenses                                           (24.7)          (30.4)        (22.4)
---------------------------------------------------------------------------------------------------
                                                             $  480.9      $    373.8      $  371.3
Interest expense                                                (54.6)          (43.4)        (34.6)
---------------------------------------------------------------------------------------------------
Income before taxes                                          $  426.3      $    330.4      $  336.7
===================================================================================================

===================================================================================================

Capital expenditures:
Pressure-sensitive Adhesives and Materials                   $  111.1      $     79.1      $   81.4
Consumer and Converted Products                                  74.2            80.9          69.9
Corporate and divested operations                                13.0            17.7           8.4
---------------------------------------------------------------------------------------------------
Capital expenditures                                         $  198.3      $    177.7      $  159.7
===================================================================================================

Depreciation expense:
Pressure-sensitive Adhesives and Materials                   $   69.9      $     64.7      $   58.2
Consumer and Converted Products                                  48.7            53.2          47.9
Corporate and divested operations                                 7.4             8.6           8.5
---------------------------------------------------------------------------------------------------
Depreciation expense                                         $  126.0      $    126.5      $  114.6
===================================================================================================

/(1)/ Results for 1999 include a pretax restructuring charge of $65 million. The charge was allocated as follows: $25.1 million to the Pressure-sensitive Adhesives and Materials segment, $37.6 million to the Consumer and Converted Products segment, and $2.3 million to Corporate. See Note 3 for additional information regarding the Company's 1999 restructuring charge.

/(2)/ Intersegment sales primarily represent sales from Pressure-sensitive Adhesives and Materials to Consumer and Converted Products.

Financial information relating to the Company's operations by geographic area is set forth below:

(In millions)                               2000          1999          1998
----------------------------------------------------------------------------
Net sales:
U.S.                                    $2,393.9      $2,341.4      $2,194.8
International                            1,539.9       1,468.0       1,283.1
Intersegment                               (40.3)        (45.5)        (26.5)
Divested operations                            -           4.3           8.5
----------------------------------------------------------------------------
Net sales                               $3,893.5      $3,768.2      $3,459.9
============================================================================
Property, plant and equipment, net:
U.S.                                    $  604.9      $  582.2      $  578.1
International                              411.0         385.7         388.2
Corporate and divested operations           63.1          75.6          69.3
----------------------------------------------------------------------------
Property, plant and equipment, net      $1,079.0      $1,043.5      $1,035.6
============================================================================

Revenues are attributed to geographic areas based on the location to which the product is shipped. The Company's international operations, conducted primarily in continental Europe, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company's business.

Note 12.  Quarterly Financial Information (Unaudited)

                                                  First           Second        Third       Fourth
(In millions, except per share data)              Quarter/(1)/   Quarter      Quarter      Quarter/(2)/
-------------------------------------------------------------------------------------------------------
2000
Net sales                                          $965.3         $993.4     $1,001.7       $933.1
Gross profit                                        334.1          343.7        340.3        314.1
Net income                                           70.2           72.8         73.0         67.5
Net income per common share                           .71            .74          .74          .69
Net income per common share, assuming dilution        .70            .73          .73          .69
-------------------------------------------------------------------------------------------------------
1999 /(1)/
Net sales                                          $933.9         $928.5     $  961.0       $944.8
Gross profit                                        311.9          314.2        327.5        327.8
Net income                                           18.4           63.7         66.0         67.3
Net income per common share                           .19            .64          .66          .68
Net income per common share, assuming dilution        .18            .63          .65          .67
-------------------------------------------------------------------------------------------------------
1998 /(2)/
Net sales                                          $843.6         $871.5     $  860.2       $884.6
Gross profit                                        280.5          291.3        280.9        291.8
Net income                                           54.2           57.4         55.8         55.9
Net income per common share                           .53            .56          .55          .56
Net income per common share, assuming dilution        .52            .55          .54          .54
-------------------------------------------------------------------------------------------------------

/(1)/ Net income for the first quarter of 1999 includes expense of $42.5 million, or $.42 per diluted share on an after-tax basis, related to the restructuring charge.
/(2)/ The Company's 1998 fiscal year reflected a 53-week period compared to 52-week periods in 2000 and 1999. The extra week in 1998 was reflected in the fourth quarter.

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS


The consolidated financial statements and accompanying information were prepared by and are the responsibility of management. The statements were prepared in conformity with generally accepted accounting principles and, as such, include amounts that are based on management's best estimates and judgments.

The internal control systems are designed to provide reliable financial information for the preparation of financial statements, to safeguard assets against loss or unauthorized use and to ensure that transactions are executed consistent with Company policies and procedures. Management believes that existing internal accounting control systems are achieving their objectives and that they provide reasonable assurance concerning the accuracy of the financial statements.

Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an audit committee which consists solely of outside directors (see page 58). The Committee meets periodically with financial management, internal auditors and the independent accountants to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent accountants and the Company's internal audit department have free access to meet with the Audit Committee without management's presence.



---------------------------------            ----------------------------------
Philip M. Neal                               Daniel R. O'Bryant
Chairman and                                 Senior Vice President,
Chief Executive Officer                      Finance, and
                                             Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Avery Dennison Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows, which appear on pages 44 through 47 of this Annual Report, present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 30, 2000 and January 1, 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


------------------------------------
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
January 22, 2001

Corporate Information

Counsel
Latham & Watkins
Los Angeles, California

Independent Accountants
PricewaterhouseCoopers LLP
Los Angeles, California

Transfer Agent-Registrar
First Chicago Trust Company
a division of EquiServe
P.O. Box 2500
Jersey City, NJ  07303-2500
(800) 756-8200
(201) 222-4955 (hearing impaired number) http://www.equiserve.com (Web site)

Annual Meeting
The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 26, 2001, in the Conference Center of Avery Dennison's Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

The DirectSERVICE Investment and Stock Purchase Program
Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE Investment Program, c/o First Chicago Trust Company (include a reference to Avery Dennison in the correspondence), P.O. Box 2598, Jersey City, NJ 07303-2598, or calling
(800) 649-2291, or logging onto their Web site at http://www.equiserve.com

Direct Deposit of Dividends
Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison's transfer agent and registrar, First Chicago Trust Company, at (800) 870-2340.

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation.

Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California  91103
Phone:  (626) 304-2000
Fax:  (626) 792-7312

Mailing Address:
P.O. Box 7090
Pasadena, California  91109-7090

Stock and Dividend Data

Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges. Ticker symbol: AVY

                                                     2000                       1999
                                           ---------------------------------------------------
                                               High         Low          High          Low
-------------------------------------------------------------------   ------------------------
Market Price
First Quarter                               78            55 5/16      59             39 3/4
Second Quarter                              69 11/16      57 3/4       69 1/8         56 5/8
Third Quarter                               69 1/8        43 3/8       63 15/16       52 3/16
Fourth Quarter                              57 3/16       43 5/16      72 7/8         51 13/16
===============================================================================================

Prices shown represent closing prices on the NYSE.


                                                               2000                        1999
-------------------------------------------------------------------    ------------------------
Dividends Per Common Share
First Quarter                                             $    .27                    $     .24
Second Quarter                                                 .27                          .24
Third Quarter                                                  .27                          .24
Fourth Quarter                                                 .30                          .27
-----------------------------------------------------------------------------------------------
Total                                                     $   1.11                    $     .99


Number of shareholders of record as of year end 2000:                                    12,987
===============================================================================================