Form 10-K405, Exhibit 13
period 2001-12-29
AVERY DENNISON CORPORATION
filed 2002-03-04
CIK 8818

                                                                      Exhibit 13

                          Avery Dennison Corporation

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)                             2001           2000               1999
--------------------------------------------------------------------------------------------------------------
For the Year:

Net sales                                                           $3,803.3      $3,893.5           $3,768.2

Income before taxes                                                    359.8         426.3              330.4

Net income                                                             243.2         283.5              215.4

Net income as a percent of sales                                         6.4           7.3                5.7

Net income per common share, assuming dilution                      $   2.47      $   2.84           $   2.13

Dividends per common share                                              1.23          1.11                .99

Capital expenditures                                                   135.4         198.3              177.7

Return on average shareholders' equity (percent)                        27.4          34.6               27.1
=============================================================================================================

                           Avery Dennison Corporation

ELEVEN-YEAR SUMMARY

                                           Compound Growth Rate         2001/(1)/            2000               1999/(2)/
                                         ------------------------
(In millions, except per share amounts)     5 Year     10 Year     Dollars       %      Dollars       %      Dollars       %
--------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                    3.4%        4.1%     $3,803.3     100.0    $3,893.5    100.0    $3,768.2    100.0
Gross profit                                 4.0         4.5       1,240.2      32.6     1,332.2     34.2     1,281.4     34.0
Marketing, general and
     administrative expense                  3.1         2.4         830.5      21.8       851.3     21.9       842.6     22.4
Interest expense                             6.1         3.0          50.2       1.3        54.6      1.4        43.4      1.2
Income before taxes                          5.9        13.1         359.8       9.5       426.3     10.9       330.4      8.8
Taxes on income                              4.2        10.8         116.4       3.1       142.8      3.7       115.0      3.1
Net income                                   6.7        14.5         243.2       6.4       283.5      7.3       215.4      5.7
==============================================================================================================================

                                                  1998

(In millions, except per share amounts)      Dollars       %
--------------------------------------------------------------
FOR THE YEAR
Net sales                                   3,459.9     100.0
Gross profit                                1,144.5      33.1
Marketing, general and
     administrative expense                   773.2      22.3
Interest expense                               34.6       1.0
Income before taxes                           336.7       9.7
Taxes on income                               113.4       3.3
Net income                                    223.3       6.5
==============================================================

                                                                    2001          2000          1999       1998
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income per common share                  8.2%    17.2%    $     2.49    $      2.88    $    2.17    $    2.20
Net income per common share,
     assuming dilution                       8.7      N/A           2.47           2.84         2.13         2.15
Dividends per common share                  14.7     12.5           1.23           1.11          .99          .87
Average common shares outstanding           (1.4)    (2.3)          97.8           98.3         99.2        101.5
Average common shares outstanding,
     assuming dilution                      (1.7)     N/A           98.6           99.8        101.3        104.1
Book value at fiscal year end                3.4      3.5     $     9.49    $      8.49    $    8.20    $    8.33
Market price at fiscal year end              9.4     16.0          56.20          54.88        72.88        45.06
Market price range                                                 44.39 to       43.31 to     39.75 to     40.88 to
                                                                   60.24          78.00        72.88        60.75
-----------------------------------------------------------------------------------------------------------------------------------

AT YEAR END
Working capital                                               $     31.2    $     181.7    $   105.6    $   137.7
Property, plant and equipment, net                               1,074.6        1,079.0      1,043.5      1,035.6
Total assets                                                     2,819.2        2,699.1      2,592.5      2,142.6
Long-term debt                                                     626.7          772.9        617.5        465.9
Total debt                                                         849.7          827.2        685.7        537.2
Shareholders' equity                                               929.4          828.1        809.9        833.3
Number of employees                                               17,300         17,900       17,400       16,100
-----------------------------------------------------------------------------------------------------------------------------------

OTHER INFORMATION
Depreciation expense                                          $    124.1    $     126.0    $   126.5    $   114.6
Research and development expense                                    69.9           67.8         64.3         65.0
Effective tax rate                                                  32.4%          33.5%        34.8%        33.7%
Long-term debt as a percent of
     total long-term capital                                        40.3           48.3         43.3         35.9
Total debt as a percent of total capital                            47.8           50.0         45.8         39.2
Return on average shareholders'
     equity (percent)                                               27.4           34.6         27.1         26.7
Return on average total capital (percent)                           16.2           19.6         17.0         19.0
===================================================================================================================================

/(1)/ Results for 2001 include a pretax gain of $20.2 million from the sale of the Company's non-strategic specialty coatings business and a pretax cost reduction charge of $19.9 million.
/(2)/  Results for 1999 include a pretax cost reduction charge of $65 million.

                           Avery Dennison Corporation

ELEVEN-YEAR SUMMARY

       1997              1996               1995               1994                  1993
  Dollars    %      Dollars     %      Dollars     %      Dollars      %        Dollars
---------------------------------------------------------------------------------------------
$  3,345.7   100.0   $3,222.5   100.0    $3,113.9  100.0    $2,856.7   100.0     $2,608.7
   1,082.7    32.4    1,018.3    31.6       957.3   30.7       907.8    31.8        818.1

     739.8    22.1      712.4    22.1       689.8   22.2       691.9    24.2        642.7
      31.7      .9       37.4     1.2        44.3    1.4        43.0     1.5         43.2
     311.2     9.3      270.6     8.4       224.7    7.2       172.9     6.1        132.2
     106.4     3.2       94.7     2.9        81.0    2.6        63.5     2.2         48.9
     204.8     6.1      175.9     5.5       143.7    4.6       109.4     3.8         84.4
=============================================================================================
                 1992               1991
   %      Dollars     %      Dollars     %
-------------------------------------------
100.0    $2,622.9  100.0    $2,545.1  100.0
 31.4       838.2   32.0       796.2   31.3

 24.6       665.7   25.4       653.9   25.7
  1.7        42.3    1.6        37.5    1.5
  5.1       130.2    5.0       104.8    4.1
  1.9        50.1    1.9        41.8    1.6
  3.2        80.1    3.1        63.0    2.5
===========================================

      1997         1996          1995             1994            1993               1992          1991
----------------------------------------------------------------------------------------------------------
 $    1.99      $    1.68    $     1.35       $     .98        $    .73         $      .66     $    .51

      1.93           1.63          1.32             .97             .72                .66          n/a
       .72            .62           .55             .50             .45                .41          .38
     103.1          105.0         106.5           111.1           115.9              120.8        123.9

     106.1          107.6         108.5           112.3           116.9              121.8          n/a
 $    8.18      $    8.03    $     7.69       $    6.81        $   6.40         $     6.82     $   6.73
     43.75          35.88         25.07           17.75           14.69              14.38        12.69
     33.38 to       23.88 to      16.63 to        13.32 to        12.75 to           11.63 to      9.69 to
     44.13          35.88         25.07           17.88           15.57              14.44        12.75
----------------------------------------------------------------------------------------------------------

 $   163.6      $   110.6    $    127.6       $   122.8        $  141.6         $    222.6     $  226.0
     985.3          962.7         907.4           831.6           758.5              779.9        814.2
   2,046.5        2,036.7       1,963.6         1,763.1         1,639.0            1,684.0      1,740.4
     404.1          370.7         334.0           347.3           311.0              334.8        329.5
     447.7          466.9         449.4           420.7           397.5              427.5        424.0
     837.2          832.0         815.8           729.0           719.1              802.6        825.0
    16,200         15,800        15,500          15,400          15,750             16,550       17,095
----------------------------------------------------------------------------------------------------------

 $   105.5      $   100.2    $     95.3       $    87.9        $   84.1         $     83.8     $   83.1
      61.1           54.6          52.7            49.1            45.5               46.7         48.7
      34.2 %         35.0 %        36.0 %          36.7 %          37.0 %             38.5 %       39.9 %

      32.6           30.8          29.0            32.3            30.2               29.4         28.5
      34.8           35.9          35.5            36.6            35.6               34.8         33.9

      24.8           21.4          18.6            14.8            11.0                9.7          7.7
      18.1           16.4          14.4            12.1             9.3                8.3          6.7
==========================================================================================================

                           Avery Dennison Corporation

CONSOLIDATED BALANCE SHEET

(Dollars in millions)                                                        2001                2000
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                               $   19.1            $   11.4
   Trade accounts receivable, less allowances
       of $37.5 and $37.4 for 2001 and 2000, respectively                     569.1               580.5
   Inventories, net                                                           267.4               271.5
   Deferred taxes                                                              61.1                64.5
   Other current assets                                                        65.8                54.5
-------------------------------------------------------------------------------------------------------
       Total current assets                                                   982.5               982.4
Property, plant and equipment, net                                          1,074.6             1,079.0
Intangibles resulting from business acquisitions, net                         413.2               394.3
Other assets                                                                  348.9               243.4
-------------------------------------------------------------------------------------------------------
                                                                           $2,819.2            $2,699.1
=======================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term and current portion of long-term debt                        $  223.0            $   54.3
   Accounts payable                                                           316.4               326.4
   Accrued payroll and employee benefits                                      116.5               117.1
   Other accrued liabilities                                                  204.3               236.0
   Income taxes payable                                                        91.1                66.9
-------------------------------------------------------------------------------------------------------
         Total current liabilities                                            951.3               800.7
Long-term debt                                                                626.7               772.9
Long-term retirement benefits and other accrued liabilities                   146.1               129.5
Non-current deferred taxes                                                     91.1                94.0
Other long-term obligation                                                     74.6                73.9
Shareholders' equity:
   Common stock, $1 par value, authorized - 400,000,000 shares at year end 2001 and 2000; issued - 124,126,624 shares at year end 2001
     and 2000                                                                 124.1               124.1
   Capital in excess of par value                                             707.2               692.0
   Retained earnings                                                        1,556.1             1,448.3
   Cost of unallocated ESOP shares                                            (13.7)              (15.3)
   Employee stock trusts, 12,008,123 shares and
     12,758,017 shares at year end 2001 and 2000, respectively               (674.5)             (699.9)
   Treasury stock at cost, 14,235,871 shares and
     13,881,533 shares at year end 2001 and 2000, respectively               (633.4)             (615.7)
   Accumulated other comprehensive loss                                      (136.4)             (105.4)
-------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                              929.4               828.1
-------------------------------------------------------------------------------------------------------
                                                                           $2,819.2            $2,699.1
=======================================================================================================

See Notes to Consolidated Financial Statements

                          Avery Dennison Corporation

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)                                        2001        2000       1999
----------------------------------------------------------------------------------------------------------
Net sales                                                                  $3,803.3    $3,893.5   $3,768.2
Cost of products sold                                                       2,563.1     2,561.3    2,486.8
----------------------------------------------------------------------------------------------------------
  Gross profit                                                              1,240.2     1,332.2    1,281.4
Marketing, general and administrative expense                                 830.5       851.3      842.6
Interest expense                                                               50.2        54.6       43.4
Other (income) expense, net                                                     (.3)          -       65.0
----------------------------------------------------------------------------------------------------------
  Income before taxes and accounting change                                   359.8       426.3      330.4
Taxes on income                                                               116.4       142.8      115.0
----------------------------------------------------------------------------------------------------------
  Income before accounting change                                             243.4       283.5      215.4
Cumulative effect of accounting change, net of tax                              (.2)          -          -
----------------------------------------------------------------------------------------------------------
  Net income                                                               $  243.2    $  283.5   $  215.4
==========================================================================================================
Per share amounts:
  Net income per common share                                              $   2.49    $   2.88   $   2.17
  Net income per common share, assuming dilution                               2.47        2.84       2.13
  Dividends                                                                    1.23        1.11        .99
Average shares outstanding:
  Common shares                                                                97.8        98.3       99.2
  Common shares, assuming dilution                                             98.6        99.8      101.3
==========================================================================================================
Common shares outstanding at year end                                          97.9        97.5       98.8
==========================================================================================================

See Notes to Consolidated Financial Statements

                          Avery Dennison Corporation

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                               Cost of
                                                     Common     Capital in                 unallocated
                                                    stock, $1    excess of      Retained          ESOP       Employee    Treasury
(Dollars in millions)                               par value    par value      earnings        shares   stock trusts       stock
---------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1998                              $   124.1    $   587.5      $1,185.1     $   (18.3)    $   (677.6)   $ (359.4)

Comprehensive income:
 Net income                                                                        215.4
 Foreign currency translation adjustment
  Total comprehensive income
Repurchase of 2.4 million shares
 for treasury                                                                                                              (121.9)
Stock issued under option plans,
 net of $34 of tax and dividends paid on stock
 held in stock trusts                                                (23.0)                                      61.4

Dividends: $.99 per share                                                         (112.0)
ESOP transactions, net                                                                             1.5
Employee stock benefit trust market value
 adjustment                                                          397.8                                     (397.8)
---------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 1999                                  124.1        962.3       1,288.5         (16.8)      (1,014.0)     (481.3)

Comprehensive income:
 Net income                                                                        283.5
 Foreign currency translation adjustment
  Total comprehensive income
Repurchase of 2.4 million shares                                                                                           (134.4)
 for treasury
Stock issued under option plans,
 net of $36.3 of tax and dividends paid on stock
 held in stock trusts
Dividends: $1.11 per share                                           (28.9)       (123.7)                        72.7
ESOP transactions, net                                                                             1.5
Employee stock benefit trust market value
 adjustment                                                         (241.4)                                     241.4
---------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 2000                                  124.1        692.0       1,448.3         (15.3)        (699.9)     (615.7)

Comprehensive income:
 Net income                                                                        243.2
 Other comprehensive loss:
  Foreign currency translation adjustment
  Minimum pension liability adjustment
  Effective portion of gains or losses on cash
    flow hedges
    Other comprehensive loss
      Total comprehensive income
Repurchase of .4 million shares
 for treasury, net of shares issued                                                                                         (17.7)
Stock issued under option plans,
 net of $22.3 of tax and dividends paid on stock
 held in stock trusts                                                   .2                                       40.4

Dividends: $1.23 per share                                                        (135.4)
ESOP transactions, net                                                                             1.6
Employee stock benefit trust market value
 adjustment                                                           15.0                                      (15.0)
---------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended 2001                              $   124.1    $   707.2      $1,556.1     $   (13.7)    $   (674.5)   $ (633.4)
=================================================================================================================================

                                                          Accumulated
                                                                other
                                                        comprehensive
(Dollars in millions)                                   income (loss)       Total
---------------------------------------------------------------------------------
Fiscal year ended 1998                                   $      (8.1)    $  833.3

Comprehensive income:
 Net income                                                                 215.4
 Foreign currency translation adjustment                       (44.8)       (44.8)
                                                                         --------
  Total comprehensive income                                                170.6
Repurchase of 2.4 million shares
 for treasury                                                              (121.9)
Stock issued under option plans,
 net of $34 of tax and dividends paid on stock
 held in stock trusts                                                        38.4

Dividends: $.99 per share                                                  (112.0)
ESOP transactions, net                                                        1.5
Employee stock benefit trust market value
 adjustment                                                                     -
---------------------------------------------------------------------------------
Fiscal year ended 1999                                         (52.9)       809.9

Comprehensive income:
 Net income                                                                 283.5
 Foreign currency translation adjustment                       (52.5)       (52.5)
                                                                         --------
  Total comprehensive income                                                231.0
Repurchase of 2.4 million shares
 for treasury                                                              (134.4)
Stock issued under option plans,
 net of $36.3 of tax and dividends paid on stock
 held in stock trusts                                                        43.8
Dividends: $1.11 per share                                                 (123.7)
ESOP transactions, net                                                        1.5
Employee stock benefit trust market value
 adjustment                                                                     -
---------------------------------------------------------------------------------
Fiscal year ended 2000                                        (105.4)       828.1

Comprehensive income:
 Net income                                                                 243.2
 Other comprehensive loss:
  Foreign currency translation adjustment                      (17.7)       (17.7)
  Minimum pension liability adjustment                         (14.3)       (14.3)
  Effective portion of gains or losses on cash
    flow hedges                                                  1.0          1.0
                                                         ------------------------
    Other comprehensive loss                                   (31.0)       (31.0)
                                                                         --------
      Total comprehensive income                                            212.2
Repurchase of .4 million shares
 for treasury, net of shares issued                                         (17.7)
Stock issued under option plans,
 net of $22.3 of tax and dividends paid on stock
 held in stock trusts                                                        40.6

Dividends: $1.23 per share                                                 (135.4)
ESOP transactions, net                                                        1.6
Employee stock benefit trust market value
 adjustment                                                                     -
---------------------------------------------------------------------------------
Fiscal year ended 2001                                   $    (136.4)    $  929.4
=================================================================================

See Notes to Consolidated Financial Statements

                          Avery Dennison Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS


(In millions)                                                                              2001      2000      1999
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                             $  243.2   $ 283.5   $ 215.4
Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                                        124.1     126.0     126.5
      Amortization                                                                         31.9      30.9      23.9
      Deferred taxes                                                                        3.0      11.8     (15.3)
      Divestitures and cost reduction efforts, net                                          (.3)        -      65.0
      Changes in assets and liabilities, net of the effect of foreign currency translation, business acquisitions and divestitures, and cost reduction efforts:
             Trade accounts receivable, net                                                 7.8     (37.0)    (66.1)
             Inventories, net                                                               1.9       8.8     (28.0)
             Other receivables                                                         (5.9)1.5      (6.4)      (.3)
             Prepaid expenses                                                               1.5      (2.0)     (4.6)
             Accounts payable and accrued liabilities                                     (58.3)     (4.3)     74.7
             Taxes on income                                                               27.4       6.5      60.9
             Long-term retirement benefits and other accrued liabilities                    (.8)     (7.9)    (25.2)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 375.5     409.9     426.9
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                (135.4)   (198.3)   (177.7)
Purchase of software                                                                      (50.3)    (35.0)     (9.7)
Payments for acquisitions                                                                 (63.9)    (75.3)   (185.9)
Proceeds from sale of assets                                                               33.7      10.6      10.1
Other                                                                                     (52.4)    (17.5)    (12.4)
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                    (268.3)   (315.5)   (375.6)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Additional borrowings                                                                     152.3     169.1     154.5
Payments of debt                                                                         (131.0)    (23.6)     (3.2)
Dividends paid                                                                           (135.4)   (123.7)   (112.0)
Purchase of treasury stock                                                                (17.9)   (134.4)   (121.9)
Proceeds from exercise of stock options                                                    17.4      19.7      16.9
Other                                                                                      15.5       3.9       3.3
-------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                     (99.1)    (89.0)    (62.4)
-------------------------------------------------------------------------------------------------------------------
Effect of foreign currency translation on cash balances                                     (.4)      (.9)      (.5)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                            7.7       4.5     (11.6)
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                               11.4       6.9      18.5
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                 $   19.1   $  11.4   $   6.9
===================================================================================================================

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

Fiscal Year

The Company's 2001, 2000 and 1999 fiscal years reflected 52-week periods ending December 29, 2001, December 30, 2000 and January 1, 2000, respectively. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)                                                                    2001    2000    1999
-----------------------------------------------------------------------------------------------------
Interest, net of capitalized amounts                                            $50.0  $ 54.8   $44.1
Income taxes, net of refunds                                                     95.1   142.8    62.7
=====================================================================================================

Non-cash activities included the receipt of $16.7 million in notes and receivables related to the sale of assets and the sale of a non-strategic business in 2001.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using methods that approximate both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 39 percent and 37 percent of inventories before LIFO adjustment at year end 2001 and 2000, respectively. Inventories at year end were as follows:

(In millions)                                                             2001               2000
-------------------------------------------------------------------------------------------------
Raw materials                                                           $ 82.9             $ 85.8
Work-in-progress                                                          67.6               67.1
Finished goods                                                           134.6              139.9
LIFO adjustment                                                          (17.7)             (21.3)
-------------------------------------------------------------------------------------------------
                                                                        $267.4             $271.5
=================================================================================================

Property, Plant and Equipment

Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)                                                                     2001              2000
--------------------------------------------------------------------------------------------------------
Land                                                                          $   45.7          $   44.5
Buildings and improvements                                                       469.4             443.6
Machinery and equipment                                                        1,457.6           1,378.9
Construction-in-progress                                                          84.8             144.8
--------------------------------------------------------------------------------------------------------
                                                                               2,057.5           2,011.8
Accumulated depreciation                                                         982.9             932.8
--------------------------------------------------------------------------------------------------------
                                                                              $1,074.6          $1,079.0
========================================================================================================


Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from ten to forty-five years for buildings and improvements and three to fifteen years for machinery and equipment. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of properties, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in net income.

Software

The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants' Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, not to exceed 10 years.

Intangibles Resulting From Business Acquisitions

Intangibles resulting from business acquisitions consist primarily of the excess of the acquisition cost over the fair value of net tangible assets acquired and are amortized over a 5 to 40 year period using the straight-line method. The Company evaluates the carrying value of its goodwill on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the goodwill. Accumulated amortization at year end 2001 and 2000 was $103.6 million and $83.4 million, respectively.

The Company will adopt Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," at the beginning of fiscal 2002. See Note 1 - "Future Accounting Requirements" for information on the expected impact of this standard.

Foreign Currency Translation

All asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the weighted-average currency rate, which prevailed during the fiscal year. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently. Operations in hyperinflationary economies consist of the Company's operations in Turkey for 2001, 2000 and 1999. Gains and losses resulting from foreign currency transactions, other than those transactions described below, are included in income currently. Gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements are excluded from net income and are recorded directly to a component of other comprehensive income.

Transaction and translation losses decreased net income in 2001, 2000 and 1999 by $2.7 million, $3 million and $1.7 million, respectively.

Financial Instruments

The Company enters into foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in foreign currencies that arise primarily as a result of its operations outside the United States of America. The Company also enters into interest rate contracts to manage its exposure to interest rate fluctuations.

On the date that the Company enters into a derivative contract, it determines whether the derivatives will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheet at fair value, with changes in the fair value recognized currently in earnings. Those derivatives designated as hedges are classified as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a "fair value" hedge) or (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). The Company generally does not hold or purchase any foreign currency or interest rate contracts for trading purposes.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, the Company prospectively discontinues hedge accounting. For cash flow hedges, the effective portion of the related gains and losses are recorded as a component of other comprehensive income, and the ineffective portion is reported currently in earnings. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction is consummated. In the event that the anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in earnings currently. Changes in fair value hedges are recognized currently in earnings. Changes in the fair values of underlying hedged items (such as unrecognized firm commitments) are also recognized currently in earnings and offset the changes in the fair value of the derivative.

Revenue Recognition

Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time of shipment. Actual product returns are charged against estimated sales return allowances. If title to product does not pass to customers upon shipment, estimates are used, where significant, to delay revenue recognition until such time that title is transferred.

Shipping and Handling Costs

Shipping and handling costs, which consist primarily of transportation charges incurred to move finished goods to customers, are included in "Cost of products sold" for the Pressure-sensitive Adhesives and Materials segment and in "Marketing, general and administrative expense" for the Consumer and Converted Products segment. Shipping and handling costs included in "Marketing, general and administrative expense" were $32.2 million, $32.9 million and $33.7 million for 2001, 2000 and 1999, respectively.

Advertising Costs

Advertising costs are not significant to the Company's operations and are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred. Research and development expense for 2001, 2000 and 1999 was $69.9 million, $67.8 million and $64.3 million, respectively.

Stock-Based Compensation

The Company's stock option grants are generally priced at fair market value on the date of grant. Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board
(APB) Opinion No. 25 "Accounting for Stock Issued to Employees."

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

Investment Tax Credits

Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

Net Income Per Share

Net income per common share amounts were computed as follows:

(In millions, except per share amounts)                                         2001     2000     1999
------------------------------------------------------------------------------------------------------
(A)  Net income available to common shareholders                              $243.2   $283.5   $215.4
------------------------------------------------------------------------------------------------------
(B)  Weighted average number of common shares outstanding                       97.8     98.3     99.2
     Additional common shares issuable under employee stock
       options using the treasury stock method                                    .8      1.5      2.1
------------------------------------------------------------------------------------------------------
(C)  Weighted average number of common shares
       outstanding assuming the exercise of stock options                       98.6     99.8    101.3
======================================================================================================

Net income per common share (A) / (B)                                         $ 2.49   $ 2.88   $ 2.17
Net income per common share, assuming dilution (A) / (C)                        2.47     2.84     2.13
======================================================================================================

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, adjustments to the minimum pension liability and the effective portion of gains or losses on cash flow hedges that are currently presented as a component of shareholders' equity.

For the year ended 2001, the foreign currency translation adjustment, minimum pension liability, net gain on derivative instruments designated as cash flow hedges and total accumulated other comprehensive loss balances were $(123.1) million, $(14.3) million, $1 million and $(136.4) million, respectively. For the year ended 2000, the accumulated other comprehensive loss balance primarily consisted of foreign currency translation adjustments.

The table below details the cash flow hedging instrument activity in other comprehensive income (loss):

(In millions)                                                                                               December 29, 2001
---------------------------------------------------------------------------------------------------------------------------------
Beginning accumulated derivative gain or loss                                                                            -
Net gain reclassified to earnings                                                                                      $(.6)
Net change in the revaluation of hedging transactions                                                                   1.6
---------------------------------------------------------------------------------------------------------------------------------
Ending accumulated derivative gain                                                                                     $1.0
=================================================================================================================================

Future Accounting Requirements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which supersedes APB Opinion No. 16, "Business Combinations." This Statement requires that all business combinations be accounted for by the purchase method and establishes specific criteria for the recognition of intangible assets separately from goodwill. The provisions of the Statement apply to business combinations initiated after June 30, 2001. For business combinations accounted for using the purchase method before July 1, 2001, the provisions of this Statement will be effective in the first quarter of 2002. Upon adoption, the Company expects to separately state goodwill and intangible assets, which are currently shown on the Consolidated Balance Sheet as "Intangibles resulting from business acquisitions, net."

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." This Statement addresses the accounting and reporting of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that
(i) goodwill and indefinite-lived intangible assets will no longer be amortized,
(ii) impairment will be measured using various valuation techniques based on discounted cash flows, (iii) goodwill will be tested for impairment at least annually at the reporting unit level, (iv) intangible assets deemed to have an indefinite life will be tested for impairment at least annually and (v) intangible assets with finite lives will be amortized over their useful lives. The Statement provides specific guidance on testing goodwill and intangible assets for impairment, and requires that reporting units be identified for the purpose of assessing potential future impairments. Goodwill and intangible assets acquired after June 30, 2001 were subjected to the provisions of this Statement. All provisions of this Statement will be effective in the first quarter of 2002. Utilizing internal and external resources, the Company is in the process of adopting SFAS No. 142 and is identifying its reporting units and the amounts of goodwill, intangible assets, other assets and liabilities to be allocated to those reporting units.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, companies have six months from the date of adoption to complete the first step. The Company expects to complete the first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of 2002. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the year. This process will be completed during the first quarter of 2002. The Company is in the process of completing these impairment tests for goodwill and other intangible assets and, based on current information, does not anticipate transitional impairment losses. The Company expects the adoption of SFAS No. 142 to benefit earnings per share, assuming dilution, by approximately $.13 compared to 2001.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. All provisions of this Statement will be effective at the beginning of fiscal 2003. The Company is in the process of determining the impact of this standard on the Company's financial results when effective.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and amends APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement also retains APB Opinion No. 30's requirement that companies report discontinued operations separately from continuing operations. All provisions of this Statement will be effective in the first quarter of 2002. The adoption of this standard is not expected to have a significant impact on the Company's financial results.

The Company is currently reviewing the requirements of Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives." This EITF consensus addresses the recognition, measurement and income statement classification for sales incentives offered by a vendor without charge to a customer as a result of a single exchange transaction. The provisions of this consensus will be effective in the first quarter of 2002. The application of the consensus is not expected to have a significant impact on the Company's financial results.

The Company is currently reviewing the requirements of EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." This EITF consensus addresses whether certain consideration from a vendor to a reseller of the vendor's products is an adjustment to selling prices or cost. The provisions of this consensus will be effective in the first quarter of 2002. The application of the consensus is not expected to have a significant impact on the Company's financial results.

Related Party Transactions

From time to time, the Company enters into transactions in the normal course of business with related parties. The Company believes that such transactions are at arm's-length and for terms that would have been obtained from unaffiliated third parties. One of the Company's directors, Mr. Peter W. Mullin, is the chairman and chief executive officer and a director of MC Insurance Services, Inc. ("MC"), Mullin Insurance Services, Inc. ("MINC") and PWM Insurance Services, Inc. ("PWM"), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the largest stockholder of MC and the majority stockholder of MINC and PWM. During 2001, the Company paid insurance companies premiums for life insurance placed by MC, MINC and PWM in 2001 and prior years in connection with various Company employee benefit plans. In 2001, 2000 and 1999, MC, MINC and PWM earned commissions from such insurance companies in aggregate amounts of approximately $1.7 million, $1.6 million and $1 million, respectively, for the placement and renewal of this insurance. Mr. Mullin had direct and indirect interests related to these commissions of approximately $1 million in 2001 and 2000 and $.7 million in 1999. None of these transactions are significant to the financial position or results of operations of the Company.

Financial Presentation

Certain prior year amounts have been reclassified to conform with the 2001 financial statement presentation.

Note 2.  Acquisitions and Joint Ventures

On September 7, 2001, the Company announced an agreement to acquire the Jackstadt GmbH pressure-sensitive adhesive materials business. Jackstadt is a privately-held manufacturer of pressure-sensitive adhesive materials based in Germany. Jackstadt, with consolidated revenues of approximately $400 million in 2000, has a global customer base and generates approximately 80 percent of its sales outside of Germany. The transaction is subject to a number of closing conditions, including regulatory approvals. Completion of the acquisition has been delayed pending further review by the German Federal Cartel Office, which has raised specific issues with respect to market definition and market share in that country. The Company is responding to the concerns, but the timing and ultimate outcome of the final regulatory review are currently unknown. As of year end 2001, the Company had capitalized approximately $9 million for direct costs related to this pending acquisition. If these issues cannot be overcome, the proposed transaction may be renegotiated or terminated, in which case some or all of these costs may be expensed depending on the outcome of the regulatory review.

In the first quarter of 2001, the Company acquired Dunsirn Industries, Inc., a privately-held company based in Wisconsin. Dunsirn Industries is a leading supplier of non-adhesive materials to the narrow-web printing industry, as well as a provider of customized slitting and distribution services for roll pressure-sensitive materials manufacturers. The Dunsirn operation is included within the Company's Pressure-sensitive Adhesives and Materials segment. Sales in 2000 for Dunsirn Industries were approximately $68 million, including sales to the Company. The excess of the cost-basis over the fair value of net tangible assets acquired was $21.1 million.

In the first quarter of 2001, the Company acquired CD Stomper, a leading product line of CD and DVD labels, software and a label applicator, from Stomp Inc., a software developer and manufacturer based in California. Sales in 2000 for the CD Stomper product line were approximately $20 million. The CD Stomper product line is included in the Company's Consumer and Converted Products segment. The excess of the cost-basis over the fair value of net tangible assets acquired was $22.6 million.

In the first quarter of 2000, the Company acquired the Adespan pressure-sensitive materials operation of Panini S.p.A., a European printing and publishing company based in Italy. Adespan had sales of approximately $75 million in 1999. The Adespan business operates as a division within the Company's Pressure-sensitive Adhesives and Materials segment. The excess of the cost-basis over the fair value of net tangible assets acquired was $24.1 million.

In the fourth quarter of 1999, the Company acquired the remaining minority stake in its Argentine business, the largest pressure-sensitive materials operation in that country.

In the third quarter of 1999, the Company acquired Stimsonite Corporation (Stimsonite), based in Niles, Illinois, a leading manufacturer of reflective safety products for the transportation and highway safety markets. The Company paid approximately $150 million (including the assumption of approximately $20 million in debt) for Stimsonite, which was primarily funded with the issuance of debt. Stimsonite had sales of $87 million in 1998. The excess of the cost-basis over the fair value of net tangible assets acquired was $124.7 million. The Stimsonite business is included within the Company's Pressure-sensitive Adhesives and Materials segment.

In the first quarter of 1999, the Company completed a transaction with Steinbeis Holding GmbH to combine substantially all of the Company's office products businesses in Europe with Zweckform Buro-Produkte GmbH (Zweckform), a German office products supplier. The Company's aggregate cost-basis in this venture was financed through available cash resources of approximately $23 million and the assumption of an obligation as reported in the "Other long-term obligation" line on the Consolidated Balance Sheet. The obligation is guaranteed by a standby letter of credit and it is the intention of the Company to pay the entire obligation in 2004. The excess of the cost-basis over the fair value of net tangible assets acquired was $104.6 million. The Zweckform business is included within the Company's Consumer and Converted Products segment.

The aggregate cost of acquired companies was approximately $66 million, $76 million and $285 million in 2001, 2000 and 1999, respectively. Intangibles resulting from these business acquisitions were $48.7 million, $25 million and $266.2 million in 2001, 2000 and 1999, respectively. Other acquisitions during 2001, 2000 and 1999 not described above were not significant to the consolidated position of the Company.

In 2001, 2000 and 1999, acquired businesses added approximately 2 percent, 3 percent and 5 percent, respectively, to the Company's total sales. The acquired businesses did not have a significant impact on the Company's results of operations for any of the three years ended December 29, 2001.

Note 3.  Debt

Long-term debt and its respective weighted average interest rates at December 29, 2001 consisted of the following:

(In millions)                                                                     December 29, 2001   December 30, 2000
-----------------------------------------------------------------------------------------------------------------------
Medium-term notes
     Series 1993 at 6.6% - due 2003 through 2005                                       $ 98.0              $ 98.0
     Series 1994 at 7.7% - due 2002 through 2004                                        100.0               100.0
     Series 1995 at 7.3% - due 2005 through 2025                                        100.0               100.0
     Series 1997 at 6.6% - due 2007                                                      60.0                60.0
     Series 1998 at 5.9% - due 2008                                                      50.0                50.0
     Series 2000 at 2.0% - due 2006                                                      40.0                40.0

Other long-term borrowings                                                                4.1                 6.3
Domestic variable rate short-term borrowings at 2.0%
     to be refinanced on a long-term basis                                              195.0               322.3

Less: amount classified as current                                                      (20.4)               (3.7)
-----------------------------------------------------------------------------------------------------------------------
                                                                                       $626.7              $772.9
=======================================================================================================================

The Company's medium-term notes have maturities from 2002 through 2025 and accrue interest at fixed and floating rates. The Company issued $40 million of medium-term notes during 2000. The proceeds from this issuance were used to refinance short-term debt and for other general corporate purposes.

Maturities of long-term debt during the years 2002 through 2006 are $20.4 million, $73 million, $85.7 million, $73 million and $235 million, respectively, with $160 million maturing thereafter.

The Company's total interest costs in 2001, 2000 and 1999 were $57.1 million, $59 million and $45.8 million, respectively, of which $6.9 million, $4.4 million and $2.4 million, respectively, were capitalized as part of the cost of assets constructed for the Company's use.

The Company had $52.6 million of borrowings outstanding under short-term lines of credit with a weighted average interest rate of 8.3 percent at year end 2001. In December 2001, the Company issued $150 million of one-year callable commercial notes at a weighted average interest rate of 2.1 percent.

As of December 29, 2001, the Company had additional available short-term lines of credit totaling $523.7 million. These available lines of credit included a 364-day revolving credit facility with five domestic banks to provide up to $200 million in borrowings through December 12, 2002. The Company may annually extend the revolving period and due date with the approval of the banks. Financing available under this agreement will be used as a commercial paper back-up facility and to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2001.

The Company also has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2006. The Company may annually extend the revolving period and due date with the approval of the banks. Financing available under this agreement will be used, as needed, as a commercial paper back-up facility and to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2001.

The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on consolidated debt and consolidated interest expense in relation to certain measures of income. Under the loan agreements, consolidated debt as a ratio to consolidated earnings before interest, taxes, depreciation and amortization may not exceed 3.5 to 1.0. The Company's ratio at year end 2001 was 1.5 to 1.0. Consolidated earnings before interest and taxes, as a ratio to consolidated interest may not be less than 3.5 to 1.0. The Company's ratio at year end 2001 was 8.2 to 1.0. Assets pledged as collateral and commitment fees relating to long-term financing arrangements are not significant.

The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debts of the same remaining maturities. At year end 2001 and 2000, the fair value of the Company's total debt, including short-term borrowings, was $857.6 million and $835.5 million, respectively.

The Company had standby letters of credit outstanding of $217.9 million and $207.9 million at the end of 2001 and 2000, respectively. The aggregate contract amount of all outstanding standby letters of credit approximated fair value.

In the third quarter of 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission to permit the issuance of up to $600 million in debt and equity securities. Proceeds from the shelf offering may be used for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and acquisitions. No securities have been issued since the filing.

Note 4.  Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, in the first quarter of 2001 and recorded a transition adjustment reducing net income by $.2 million (net of tax). This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value.

The Company formed an implementation team drawn from both internal and external resources, which reviewed the Company's derivative contracts and existing hedge relationships, developed appropriate hedge effectiveness models and updated accounting and reporting procedures to ensure proper measurement, recording and reporting of derivative instruments and hedged items.

During the year ended December 29, 2001, the ineffectiveness related to cash flow hedges was not significant. The net gain reclassified from other comprehensive income to earnings during 2001 was approximately $.6 million. A net gain of approximately $1 million is expected to be reclassified from other comprehensive income to earnings within the next 12 months. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is generally 12 months.

For purposes of this footnote, the terms "cash flow hedge," "derivative instrument," "fair value," "fair value hedge," "financial instrument," "firm commitment," and "highly effective" are used as these terms are defined in SFAS No. 133, as amended.

The carrying value of the foreign exchange forward contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net asset of approximately $1 million and a net liability of approximately $.5 million at the end of 2001 and 2000, respectively. The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net liability of approximately $.1 million and a net asset of approximately $.2 million at the end of 2001 and 2000, respectively. The carrying value of the foreign exchange option contracts approximated the fair market value.

During 1998, the Company entered into a swap contract to hedge foreign currency commitments of approximately $9 million over a five year period. The carrying value of this contract approximated fair value, which was an asset of approximately $.4 million and a liability of approximately $.6 million at the end of 2001 and 2000, respectively.

The counterparties to foreign exchange forward, option and swap contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

At year end 2001 and 2000, approximately 23 percent and 26 percent, respectively, of trade accounts receivable were from nine domestic customers. The Company does not require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis. The Company may be exposed to losses in the event of nonpayment.

Note 5.  Commitments

Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

(In millions)
---------------------------------------------------------------
Year
---------------------------------------------------------------
2002                                                     $ 36.5
2003                                                       30.5
2004                                                       26.2
2005                                                       21.5
2006                                                       19.0
Thereafter                                                 26.5
---------------------------------------------------------------
Total minimum lease payments                             $160.2
===============================================================

Operating leases relate primarily to office and warehouse space, electronic data processing and transportation equipment. The terms of these leases do not impose any significant restrictions or unusual obligations.

Rent expense for 2001, 2000 and 1999 was $50 million, $49 million and $47 million, respectively.


Note 6.  Taxes Based on Income

Taxes based on income were as follows:

(In millions)                                                                      2001               2000               1999
-----------------------------------------------------------------------------------------------------------------------------
Current:
     U.S. Federal tax                                                            $ 47.5             $ 68.6             $ 78.7
     State taxes                                                                    7.5               12.3               12.8
     International taxes                                                           45.5               50.6               39.4
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  100.5              131.5              130.9
=============================================================================================================================
Deferred:
     U.S. taxes                                                                     8.5                8.4               (9.9)
     International taxes                                                            7.4                2.9               (6.0)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   15.9               11.3              (15.9)
-----------------------------------------------------------------------------------------------------------------------------
Taxes on income                                                                  $116.4             $142.8             $115.0
=============================================================================================================================

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                                                                      2001                2000                1999
-------------------------------------------------------------------------------------------------------------------------------
Computed tax at 35% of income before taxes                                       $125.9              $149.2              $115.6
Increase (decrease) in taxes resulting from:
     State taxes, net of federal tax benefit                                        4.9                 8.0                 8.3
     Research and development credit                                               (4.4)               (3.5)               (3.0)
     Impact related to difference in tax rates for foreign operations              (9.1)               (9.7)               (4.2)
     Other items, net                                                               (.9)               (1.2)               (1.7)
-------------------------------------------------------------------------------------------------------------------------------
Taxes on income                                                                  $116.4              $142.8              $115.0
===============================================================================================================================

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)                                                                      2001               2000               1999
-----------------------------------------------------------------------------------------------------------------------------
U.S.                                                                             $182.8             $245.5             $222.6
International                                                                     177.0              180.8              107.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 $359.8             $426.3             $330.4
=============================================================================================================================

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries ($713.9 million at year end 2001) because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

Operating loss carryforwards for international subsidiaries aggregating $25 million are available to reduce income taxes payable, of which $10.1 million will expire from 2002 through 2011, while $14.9 million can be carried forward indefinitely. A valuation allowance has been provided for approximately 34 percent and 46 percent of the deferred tax assets related to the net operating losses and foreign tax credit carryforwards at year end 2001 and 2000, respectively.

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities were as follows:

(In millions)                                                                               2001                2000
--------------------------------------------------------------------------------------------------------------------
Accrued expenses not currently deductible                                                $  98.6              $ 81.2
Net operating losses and foreign tax credit carryforwards                                   13.1                14.9
Postretirement and postemployment benefits                                                  14.1                12.6
Pension costs                                                                              (18.7)              (13.1)
Depreciation and amortization                                                             (107.5)              (89.9)
Deferred tax on intangibles resulting from business acquisitions                           (20.1)              (21.5)
Valuation allowance                                                                         (4.4)               (6.8)
--------------------------------------------------------------------------------------------------------------------
Total net deferred tax liabilities                                                       $ (24.9)             $(22.6)
====================================================================================================================

Note 7.  Contingencies

The Company has been designated by the U.S. Environmental Protection Agency
(EPA) and/or other responsible state agencies as a potentially responsible party
(PRP) at nine waste disposal or waste recycling sites which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. Litigation has been initiated by a governmental authority with respect to one of these sites, but the Company does not believe that any such proceedings will result in the imposition of monetary sanctions. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

The Company has accrued liabilities for all sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the minimum cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites, and sites which could be identified in the future for cleanup, could be higher than the liability currently accrued. Amounts currently accrued are not significant to the consolidated financial position of the Company and, based upon current information, management believes that it is unlikely that final resolution of these matters will significantly impact the consolidated financial position and operations of the Company.

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

In December 1997, the Company redeemed the outstanding preferred stock purchase rights and issued new preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock and since such time, the Company has issued such rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $150.00 per one one-hundredth of a share until October 31, 2007. The rights will become exercisable if a person acquires 20 percent or more of the Company's common stock or makes an offer, the consummation of which will result in the person's owning 20 percent or more of the Company's common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. If a person or group acquires 20 percent or more of the Company's common stock, each right entitles the holder to purchase the Company's common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of one cent per right at any time prior to a person's or group's acquiring 20 percent of the Company's common stock. The 20 percent threshold may be reduced by the Company to as low as 10 percent at any time prior to a person's acquiring a percent of Company stock equal to the lowered threshold.

The Board of Directors has authorized the repurchase of an aggregate 40.4 million shares of the Company's outstanding common stock. The acquired shares may be reissued under the Company's stock option and incentive plans or used for other corporate purposes. At year end 2001, approximately 3.4 million shares were still available for repurchase pursuant to this authorization.

Stock Option and Incentive Plans

The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. The remaining shares available are held in the Company's Employee Stock Benefit Trust (ESBT). The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.

The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to employees may be issued at prices no less than par value. Options granted are generally priced at fair market value on the date of the grant and generally vest ratably over a two year period for directors, or for over a four year period for employees, except that options may cliff-vest over a 3 to 9.75 year period for certain officers based on the Company's performance. Unexercised options expire ten years from the date of grant. The following table sets forth stock option information relative to these plans (options in thousands):

                                                            2001                              2000                             1999
                                --------------------------------- --------------------------------- --------------------------------
                                  Weighted-average        Number     Weighted-average       Number     Weighted-average      Number
                                    exercise price    of options       exercise price   of options       exercise price  of options
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        $40.75          6,071.2         $35.49         7,252.1            $28.70          7,744.9
Granted                                  54.72          1,929.6          54.57           744.0             58.23          1,190.5
Exercised                                27.69           (902.0)         22.34        (1,611.6)            18.09         (1,460.7)
Forfeited or expired                     49.95           (255.7)         46.43          (313.3)            35.18           (222.6)
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at year end                  46.07          6,843.1          40.75         6,071.2             35.49          7,252.1
Options exercisable at year end         $36.72          3,079.4         $30.90         3,095.2            $23.22          3,426.5
====================================================================================================================================

The following table summarizes information on fixed stock options outstanding at December 29, 2001 (options in thousands):

                                                      Options outstanding                                    Options exercisable
                            ---------------------------------------------------------------   --------------------------------------
                                                   Weighted-average
                                     Number               remaining      Weighted-average           Number       Weighted-average
Range of exercise prices        outstanding        contractual life        exercise price      exercisable         exercise price
------------------------------------------------------------------------------------------------------------------------------------
$12.88 to 16.25                    493.5              2.3 years                 $15.34               493.5                 $15.34
 23.63 to 34.94                  1,124.1              4.6 years                  31.38             1,124.1                  31.38
 38.31 to 55.71                  5,225.5              8.3 years                  52.13             1,461.8                  48.04
------------------------------------------------------------------------------------------------------------------------------------
$12.88 to 55.71                  6,843.1              7.2 years                 $46.07             3,079.4                 $36.72
====================================================================================================================================

As permitted under current accounting standards, no compensation cost was recognized in the Consolidated Statement of Income for the Company's stock option and incentive plans. Had compensation cost for the Company's stock-based compensation plans been recognized ratably over the options' vesting periods, the Company's pro forma net income and net income per common share would have been $230.6 million and $2.36, respectively, for 2001, $271.1 million and $2.75, respectively, for 2000, and $202.5 million and $2.04, respectively, for 1999. Net income per share, assuming dilution, would have been $2.34, $2.72 and $2.00 for 2001, 2000 and 1999, respectively.

The weighted-average fair value of options granted during 2001, 2000 and 1999 was $18.31, $22.16 and $19.70, respectively. Option grant date fair values were determined using a Black-Scholes option pricing model. The underlying assumptions used were as follows:

                                                                      2001                     2000               1999
------------------------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                               5.14%                    6.10%              5.40%
Expected stock price volatility                                      33.37                    34.63              28.13
Expected dividend yield                                               2.30                     1.43               1.72
Expected option term                                              10 years                 10 years           10 years
====================================================================================================================================

Note 9.  Components of Other Income and Expense

In the fourth quarter of 2001, the Company sold its non-strategic specialty coatings business, reported within the Pressure-sensitive Adhesives and
Materials segment.   Cash proceeds and $11.5 million in notes and receivables
were received as part of the sale, which resulted in a pretax gain of approximately $20.2 million. Net sales from this business were $26.7 million for ten months in 2001, $37.7 million in 2000 and $35.7 million in 1999.

The Company also recorded a charge in the fourth quarter of 2001 relating to cost reduction actions. The 2001 charge involves cost reduction programs and the reorganization of manufacturing and administrative facilities in both of the Company's operating segments. The cost reduction efforts resulted in a pretax charge of $19.9 million, which consisted of employee severance and related costs of $13.1 million for approximately 400 positions worldwide, and asset write-downs of $6.8 million. The positions to be eliminated include approximately 170 employees in the Pressure-sensitive Adhesives and Materials segment, 210 employees in the Consumer and Converted Products segment and 20 Corporate employees. Severance and related costs represent cash paid or to be paid to employees terminated under the program. Asset write-downs represent non-cash charges required to reduce the carrying value of assets to be disposed of to net realizable value as of the planned date of disposal. At year end 2001, $11 million remained accrued for severance and related costs (included in "Accrued payroll and employee benefits") and $3.7 million remained accrued for asset write-downs (included in "Other accrued liabilities") in the Consolidated Balance Sheet. At the end of 2001, of the 400 positions under these actions, approximately 145 employees had left the Company. The Company expects to complete this cost reduction program in 2002.

In the first quarter of 1999, the Company announced a major realignment of its cost structure designed to increase operating efficiencies and improve profitability. The realignment resulted in a pretax cost reduction charge of $65 million, or $.42 per diluted share on an after-tax basis. The cost reduction program involved the consolidation of manufacturing and distribution capacity in both of the Company's operating segments. The $65 million charge reflected the costs to close manufacturing and distribution facilities, the elimination of approximately 1,500 positions (principally in manufacturing), and other initiatives to exit activities.

The 1999 cost reduction charge consisted of employee severance and related costs of $35.1 million and asset write-downs of $29.9 million. Severance and related costs represented cash paid to employees terminated under the program. Asset write-downs, principally related to equipment, represented non-cash charges required to reduce the carrying value of the assets to be disposed of to net realizable value as of the planned date of disposal. During 2000, the Company completed the 1999 cost reduction program and utilized amounts accrued for purposes identified in the realignment plan.

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

The Company provides postretirement health benefits to certain of its U.S. retired employees up to the age of 65 under a cost-sharing arrangement, and supplemental Medicare benefits to certain U.S. retirees over the age of 65. The Company's policy is to fund the cost of the postretirement benefits on a cash basis.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                                             Postretirement
                                                                       Pension Benefits      Health Benefits
                                                                    ---------------------  ------------------
(In millions)                                                           2001       2000       2001      2000
=============================================================================================================
Change in benefit obligation:
Benefit obligation at beginning of year                                $486.7    $462.1      $ 26.1    $ 24.4
Service cost                                                             13.4      12.0          .7        .6
Interest cost                                                            34.0      32.3         2.5       1.9
Participant contribution                                                  2.0       1.9           -         -
Amendments                                                                 .2       1.7           -         -
Actuarial loss                                                           23.4      16.3        18.8       1.2
Plan transfer                                                             3.5       4.5           -         -
Benefits paid                                                           (29.5)    (27.8)       (2.4)     (2.0)
Curtailment                                                                 -       (.4)          -         -
Foreign currency translation                                             (4.1)    (15.9)          -         -
-------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                      $529.6    $486.7      $ 45.7    $ 26.1
===================================================================================================================

Change in plan assets:
Fair value of plan assets at beginning of year                         $650.9    $655.4           -         -
Actual return on plan assets                                             (6.2)     21.5           -         -
Plan transfer                                                             3.5       4.5           -         -
Employer contribution                                                     2.8       4.6      $  2.4    $  2.0
Participant contribution                                                  1.9       1.9           -         -
Benefits paid                                                           (29.3)    (27.8)       (2.4)     (2.0)
Foreign currency translation                                             (9.2)     (9.2)          -         -
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               $614.4    $650.9           -         -
===================================================================================================================

Funded status of the plans:
Plan assets in excess of (less than) benefit obligation                $ 84.8    $164.2      $(45.7)   $(26.1)
Unrecognized net actuarial loss (gain)                                   13.1     (81.6)        9.9      (8.9)
Unrecognized prior service cost                                           2.0       2.7         1.1       1.2
Unrecognized net asset                                                  (10.3)    (12.1)          -         -
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $ 89.6    $ 73.2      $(34.7)   $(33.8)
===================================================================================================================

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost                                                   $133.5    $118.2           -         -
Accrued benefit liability                                               (64.7)    (45.3)     $(34.7)   $(33.8)
Intangible asset                                                          6.5        .3           -         -
Other comprehensive income                                               14.3         -           -         -
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $ 89.6    $ 73.2      $(34.7)   $(33.8)
===================================================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $240.4 million, $236.9 million and $166 million, respectively, at year end 2001, and $215.4 million, $208.8 million and $176.7 million, respectively, at year end 2000.

                                                                                       Postretirement
                                                               Pension Benefits        Health Benefits
                                                           --------------------     ------------------
                                                             2001   2000   1999     2001   2000   1999
------------------------------------------------------------------------------------------------------
Weighted-average assumptions used:
Discount rate                                                 6.8%   7.2%   7.2%    7.25%  7.75%  7.75%
Expected long-term rate of return on plan assets              8.8    9.1    9.3        -      -      -
Rate of increase in future compensation levels                4.0    4.0    4.1        -      -      -
======================================================================================================

The following table sets forth the components of net periodic benefit (income) cost:

                                                                                          Postretirement
                                                               Pension Benefits          Health Benefits
                                                    ---------------------------   ----------------------
(In millions)                                           2001      2000     1999      2001   2000    1999
--------------------------------------------------------------------------------------------------------
Components of net periodic benefit (income) cost:
Service cost                                          $ 13.4    $ 12.0   $ 12.3     $  .7  $  .6   $  .8
Interest cost                                           34.0      32.3     30.6       2.5    1.9     1.7
Expected return on plan assets                         (55.6)    (53.2)   (48.1)        -      -       -
Recognized net actuarial gain                           (3.6)     (1.9)     (.2)        -    (.4)    (.4)
Amortization of prior service cost                        .8        .8       .9        .1     .1      .1
Amortization of transition obligation or asset          (1.7)     (1.9)    (2.0)        -      -       -
Curtailment                                                -         -      1.3         -      -     (.2)
--------------------------------------------------------------------------------------------------------
Net periodic benefit (income) cost                    $(12.7)   $(11.9)  $ (5.2)    $ 3.3  $ 2.2   $ 2.0
--------------------------------------------------------------------------------------------------------

For measurement purposes, a 12 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate is expected to decrease to 6 percent by 2008.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                     One-percentage-       One-percentage-
(In millions)                                                                         point increase        point decrease
-----------------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                                         $ .4                $ (.4)
Effect on postretirement benefit obligation                                                      4.4                 (3.9)
-----------------------------------------------------------------------------------------------------------------------------------

As a result of changes in assumptions used during 2001 and 2000, an additional liability of $20.2 million and $.3 million, respectively, is reflected in the Company's Consolidated Balance Sheet. These amounts are offset in 2001 and 2000 by the recording of an intangible pension asset of $5.9 million and $.3 million, respectively, and a charge to equity of $14.3 million in 2001.

Defined Contribution Plans

The Company sponsors various defined contribution plans covering its U.S. employees, including a 401(k) savings plan. The Company matches participant contributions to the 401(k) savings plan based on a formula within the plan.
The Avery Dennison Corporation Employee Savings Plan (Savings Plan) has a leveraged employee stock ownership plan (ESOP) feature, which allows the plan to borrow funds to purchase shares of the Company's common stock at market prices. Savings Plan expense consists primarily of stock contributions from the ESOP feature to participant accounts.

ESOP expense is accounted for under the cost of shares allocated method. Total ESOP expense (income) for 2001, 2000 and 1999 was $.1 million, $(1.6) million and $(1.6) million, respectively. Company contributions to pay interest or principal on ESOP borrowings for 2001 were $1.8 million. There were no Company contributions to pay interest or principal on ESOP borrowings for 2000 and 1999.

Interest costs incurred by the ESOPs for 2001, 2000 and 1999 were $1.2 million, $1.7 million and $1.5 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.6 million in each of the years 2001, 2000 and 1999.

Consolidated expense (income) for all defined contribution plans (including total ESOP expense) for 2001, 2000 and 1999 was $1.7 million, $(.5) million and $(.4) million, respectively. Of the total shares held by the ESOP, 4.7 million shares were allocated and 1.3 million shares were unallocated at year end 2001, and 5.1 million shares were allocated and 1.4 million shares were unallocated at year end 2000.

Other Retirement Plans

The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earn specified and variable rates of return. As of year end 2001 and 2000, the Company had accrued $115.9 million and $111.5 million, respectively, for its obligations under these plans. These obligations are secured by standby letters of credit of $127.6 million for 2001 and 2000. The Company's expense, which includes Company contributions and interest expense, was $12.7 million, $11.5 million and $14 million for 2001, 2000 and 1999, respectively. A portion of the interest may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" was $101.4 million and $90.9 million at year end 2001 and 2000, respectively.

Note 11.  Segment Information

The Company manages its business in two operating segments: Pressure-sensitive Adhesives and Materials and Consumer and Converted Products. The segments were determined based upon the types of products produced and markets served by each segment. The Pressure-sensitive Adhesives and Materials segment manufactures pressure-sensitive adhesives and base materials that are sold primarily to converters and label printers for further processing. Products in this segment include Fasson-brand papers, films and foils, specialty tapes and chemicals.
The Consumer and Converted Products segment manufactures products for home, school and office uses, and for the retail industry and original-equipment manufacturers. This segment includes Avery-brand labels and other consumer products, custom labels, high performance specialty films and labels, automotive applications and fasteners.

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

The Company does not disclose total assets by operating segment since the Company does not produce and review such information internally. Instead, the Company reviews each operating segment's average invested capital to assess performance and decide how to allocate resources to each segment.

Financial information by operating segment is set forth below:

(In millions)                                                              2001/(1)/         2000   1999/(2)/
-------------------------------------------------------------------------------------------------------------------
Net sales:
Pressure-sensitive Adhesives and Materials/(3)/                            $2,189.4      $2,136.4    $2,025.0
Consumer and Converted Products/(4)/                                        1,784.6       1,898.3     1,892.3
Intersegment/(5)/                                                            (170.7)       (141.2)     (149.1)
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $3,803.3      $3,893.5    $3,768.2
===================================================================================================================
Income (loss) from operations before interest and taxes:
Pressure-sensitive Adhesives and Materials/(3)/                            $  191.8      $  212.4    $  180.0
Consumer and Converted Products/(4)/                                          244.6         293.2       223.8
Corporate administrative and research and
  development expenses                                                        (26.4)        (24.7)      (30.0)
-------------------------------------------------------------------------------------------------------------------
                                                                              410.0         480.9       373.8
Interest expense                                                              (50.2)        (54.6)      (43.4)
-------------------------------------------------------------------------------------------------------------------
Income before taxes                                                        $  359.8      $  426.3    $  330.4
===================================================================================================================
Capital expenditures:
Pressure-sensitive Adhesives and Materials                                 $   75.7      $  110.8    $   79.1
Consumer and Converted Products                                                48.9          74.2        80.9
Corporate                                                                      10.8          13.3        17.7
-------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                       $  135.4      $  198.3    $  177.7
===================================================================================================================
Depreciation expense:
Pressure-sensitive Adhesives and Materials                                 $   69.4      $   69.9    $   64.7
Consumer and Converted Products                                                49.2          48.7        53.4
Corporate                                                                       5.5           7.4         8.4
-------------------------------------------------------------------------------------------------------------------
Depreciation expense                                                       $  124.1      $  126.0    $  126.5
===================================================================================================================

/(1)/ Results for 2001 include a pretax gain of $20.2 million from the sale of the Company's non-strategic specialty coatings business included in the Pressure-sensitive Adhesives and Materials segment results. Results for 2001 also include a pretax cost reduction charge of $19.9 million. This charge was recorded as follows: $7.6 million to the Pressure-sensitive Adhesives and Materials segment, $9.4 million to the Consumer and Converted Products segment, and $2.9 million to Corporate. See Note 9 for additional information regarding the Company's 2001 cost reduction program.
/(2)/ Results for 1999 include a pretax cost reduction charge of $65 million.
      The charge was recorded as follows: $25.1 million to the Pressure-sensitive Adhesives and Materials segment, $37.6 million to the Consumer and Converted Products segment, and $2.3 million to Corporate. See Note 9 for additional information regarding the Company's 1999 cost reduction charge.
/(3)/ Net sales for the Pressure-sensitive Adhesives and Materials segment include sales from divested operations of $33.5 million, $62.7 million and $50 million in 2001, 2000 and 1999, respectively. Income from operations for the segment includes income from divested operations of $22.2 million (including the gain from the sale of the specialty coatings business), $1.3 million and $3.4 million in 2001, 2000 and 1999, respectively.
/(4)/ Net sales for the Consumer and Converted Products segment include sales from divested operations of $15 million, $29.9 million and $42.3 million in 2001, 2000 and 1999, respectively. Income from operations for the segment includes income (loss) from divested operations of $(.2) million, $.7 million and $3.4 million in 2001, 2000 and 1999, respectively.
/(5)/ Intersegment sales primarily represent sales from the Pressure-sensitive
      Adhesives and Materials segment to the Consumer and Converted Products segment.

Financial information relating to the Company's operations by geographic area is set forth below:

(In millions)                                                                       2001        2000        1999
----------------------------------------------------------------------------------------------------------------
Net sales:
U.S.                                                                            $2,318.8    $2,393.9    $2,343.6
International                                                                    1,561.7     1,539.9     1,471.4
Intersegment                                                                       (77.2)      (40.3)      (46.8)
----------------------------------------------------------------------------------------------------------------
Net sales                                                                       $3,803.3    $3,893.5    $3,768.2
================================================================================================================
Property, plant and equipment, net:
U.S.                                                                            $  615.2    $  607.6    $  588.3
International                                                                      394.0       405.7       378.9
Corporate                                                                           65.4        65.7        76.3
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                              $1,074.6    $1,079.0    $1,043.5
================================================================================================================

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


Note 12.  Quarterly Financial Information (Unaudited)

                                                                     First          Second          Third        Fourth
(In millions, except per share data)                               Quarter         Quarter        Quarter       Quarter
-----------------------------------------------------------------------------------------------------------------------
2001
Net sales                                                             $963.2          $960.8   $  966.7          $912.6
Gross profit                                                           319.0           311.8      312.8           296.6
Net income                                                              63.6            59.8       61.7            58.1
Net income per common share                                              .65             .61        .63             .60
Net income per common share, assuming dilution                           .65             .61        .63             .59
-----------------------------------------------------------------------------------------------------------------------
2000
Net sales                                                             $965.3          $993.4   $1,001.7          $933.1
Gross profit                                                           334.1           343.7      340.3           314.1
Net income                                                              70.2            72.8       73.0            67.5
Net income per common share                                              .71             .74        .74             .69
Net income per common share, assuming dilution                           .70             .73        .73             .69
-----------------------------------------------------------------------------------------------------------------------
1999
Net sales                                                             $933.9          $928.5   $  961.0          $944.8
Gross profit                                                           311.9           314.2      327.5           327.8
Net income                                                              18.4            63.7       66.0            67.3
Net income per common share                                              .19             .64        .66             .68
Net income per common share, assuming dilution                           .18             .63        .65             .67
=======================================================================================================================

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

Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an audit committee, which consists solely of outside directors (see page 50). The Committee meets periodically with financial management, internal auditors and the independent accountants to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent accountants and the Company's internal audit department have free access to meet with the Audit Committee without management's presence.



Philip M. Neal                                    Daniel R. O'Bryant
Chairman and                                      Senior Vice President, Finance
Chief Executive Officer                           and Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Avery Dennison Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Los Angeles, California
January 21, 2002

Corporate Information

Counsel
Latham & Watkins
Los Angeles, California

Independent Accountants
PricewaterhouseCoopers LLP
Los Angeles, California

Transfer Agent-Registrar
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 756-8200
(201) 222-4955 (hearing impaired number) http://www.equiserve.com (Web site)

Annual Meeting

The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 25, 2002, in the Conference Center of Avery Dennison's Charles D. Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

The DirectSERVICE(TM) Investment Program

Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE(TM) Investment Program, c/o EquiServe (include a reference to Avery Dennison in the correspondence), P.O. Box 2598, Jersey City, NJ 07303-2598, or calling (800) 649-2291, or logging onto their Web site at http://www.equiserve.com.

Direct Deposit of Dividends

Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison's transfer agent and registrar, EquiServe Trust Company, N.A., at (800) 870-2340.

Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation.

Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California  91103
Phone:  (626) 304-2000
Fax:  (626) 792-7312

Mailing Address:
P.O.  Box 7090
Pasadena, California  91109-7090

Stock and Dividend Data

Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges.
Ticker symbol:  AVY


                                                                    2001                2000
                                                            --------------------- -----------------
                                                                High      Low       High      Low
---------------------------------------------------------------------------------------------------
Market Price
First Quarter                                                   $56.25   $50.50     $78.00  $ 55.31
Second Quarter                                                   60.24    48.88      69.69    57.75
Third Quarter                                                    52.24    44.39      69.13    43.38
Fourth Quarter                                                   56.81    46.30      57.19    43.31
===================================================================================================
Prices shown represent closing on the NYSE

                                                                           2001                2000
---------------------------------------------------------------------------------------------------
Dividends Per Common Share
First Quarter                                                            $  .30             $   .27
Second Quarter                                                              .30                 .27
Third Quarter                                                               .30                 .27
Fourth Quarter                                                              .33                 .30
---------------------------------------------------------------------------------------------------
Total                                                                    $ 1.23             $  1.11
===================================================================================================
Number of shareholders of record as of year end 2001                                         12,368
===================================================================================================