Form 10-K, Exhibit 13
period 2002-12-28
AVERY DENNISON CORPORATION
filed 2003-03-28
CIK 8818

                                                                      EXHIBIT 13

                           AVERY DENNISON CORPORATION

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)                  2002         2001         2000
---------------------------------------------------------------------------------------
FOR THE YEAR

Net sales                                          $  4,206.9   $  3,803.3   $  3,893.5

Income before taxes                                     364.8        359.8        426.3

Net income                                              257.2        243.2        283.5

Net income as a percent of sales                          6.1          6.4          7.3

Net income per common share, assuming dilution     $     2.59   $     2.47   $     2.84

Dividends per common share                               1.35         1.23         1.11

Capital expenditures                                    151.8        135.4        198.3

Return on average shareholders' equity (percent)         25.7         27.4         34.6
=======================================================================================

                           AVERY DENNISON CORPORATION

FIVE-YEAR SUMMARY

                                          Compound           2002/(1)/               2001/(3)/                 2000
                                         Growth Rate
(In millions, except per share amounts)     5 Year       Dollars           %     Dollars           %    Dollars           %
---------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                        4.7%  $ 4,206.9       100.0   $ 3,803.3       100.0   $ 3,893.5      100.0
Gross profit                                     4.6     1,353.7        32.2     1,240.2        32.6     1,332.2       34.2
Marketing, general and
 administrative expense                          4.3       913.1        21.7       830.5        21.8       851.3       21.9
Interest expense                                 6.6        43.7         1.0        50.2         1.3        54.6        1.4
Income before taxes                              3.2       364.8         8.7       359.8         9.5       426.3       10.9
Taxes on income                                   .2       107.6         2.6       116.4         3.1       142.8        3.7
Net income                                       4.7       257.2         6.1       243.2         6.4       283.5        7.3
==========================================================================================================================

                                                     1999/(4)/                   1998
(In millions, except per share amounts)       Dollars            %      Dollars            %
--------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                  $  3,768.2        100.0   $  3,459.9        100.0
Gross profit                                  1,281.4         34.0      1,144.5         33.1
Marketing, general and
 administrative expense                         842.6         22.4        773.2         22.3
Interest expense                                 43.4          1.2         34.6          1.0
Income before taxes                             330.4          8.8        336.7          9.7
Taxes on income                                 115.0          3.1        113.4          3.3
Net income                                      215.4          5.7        223.3          6.5
============================================================================================

                                                       2002        2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------------------
PER SHARE INFORMATION
Net income per common share              5.6%     $    2.61    $   2.49    $    2.88    $    2.17    $    2.20
Net income per common share,
 assuming dilution                       6.1           2.59        2.47         2.84         2.13         2.15
Dividends per common share              13.4           1.35        1.23         1.11          .99          .87
Average common shares outstanding        (.9)          98.5        97.8         98.3         99.2        101.5
Average common shares outstanding,
 assuming dilution                      (1.3)          99.4        98.6         99.8        101.3        104.1
Book value at fiscal year end            5.4      $   10.64    $   9.49    $    8.49    $    8.20    $    8.33
Market price at fiscal year end          6.2          59.05       56.20        54.88        72.88        45.06
Market price range                                    52.86 to    44.39 to     43.31 to     39.75 to     40.88 to
                                                      69.49       60.24        78.00        72.88        60.75
-----------------------------------------------------------------------------------------------------------------

AT YEAR END
Working capital                                   $   (80.6)   $   31.2    $   181.7    $   105.6    $   137.7
Property, plant and equipment, net                  1,199.2     1,074.6      1,079.0      1,043.5      1,035.6
Total assets/(2)/                                   3,652.4     2,909.6      2,766.3      2,647.1      2,187.4
Long-term debt                                        837.2       626.7        772.9        617.5        465.9
Total debt                                          1,144.2       849.7        827.2        685.7        537.2
Shareholders' equity                                1,056.4       929.4        828.1        809.9        833.3
Number of employees                                  20,500      17,300       17,900       17,400       16,100
-----------------------------------------------------------------------------------------------------------------

OTHER INFORMATION
Depreciation expense                              $   127.1    $  124.1    $   126.0    $   126.5    $   114.6
Research and development expense                       74.5        69.9         67.8         64.3         65.0
Effective tax rate                                     29.5%       32.4%        33.5%        34.8%        33.7%
Long-term debt as a percent of
 total long-term capital                               44.2        40.3         48.3         43.3         35.9
Total debt as a percent of total capital               52.0        47.8         50.0         45.8         39.2
Return on average shareholders'
 equity (percent)                                      25.7        27.4         34.6         27.1         26.7
Return on average total capital (percent)              15.8        16.2         19.6         17.0         19.0
=================================================================================================================

/(1)/ Results for 2002 include sales of approximately $270 million from three acquisitions completed during the year. Results for 2002 also include a pretax charge for asset impairments and lease cancellation costs of $21.4 million as well as a pretax charge of $10.7 million related to severance.
/(2)/ Certain amounts for prior years were reclassified to conform with the current year presentation.
/(3)/ Results for 2001 include a pretax gain of $20.2 million for the sale of the Company's specialty coatings business and a pretax cost reduction charge of $19.9 million.
/(4)/   Results for 1999 include a pretax cost reduction charge of $65 million.

                           AVERY DENNISON CORPORATION

CONSOLIDATED BALANCE SHEET

(Dollars in millions)                                                                        2002         2001
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                            $     22.8   $     19.1
  Trade accounts receivable, less allowances
    of $46.1 and $37.5 for 2002 and 2001, respectively                                      733.4        579.2
  Inventories, net                                                                          343.6        267.4
  Deferred taxes                                                                             25.7         58.8
  Other current assets                                                                       90.0         65.8
--------------------------------------------------------------------------------------------------------------
    Total current assets                                                                  1,215.5        990.3
Property, plant and equipment, net                                                        1,199.2      1,074.6
Goodwill, net                                                                               628.7        293.2
Other intangibles resulting from business acquisitions, net                                 147.9        120.0
Other assets                                                                                461.1        431.5
--------------------------------------------------------------------------------------------------------------
                                                                                       $  3,652.4   $  2,909.6
==============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term and current portion of long-term debt                                     $    307.0   $    223.0
  Accounts payable                                                                          441.0        316.4
  Accrued payroll and employee benefits                                                     178.7        116.5
  Other accrued liabilities                                                                 298.5        214.4
  Income taxes payable                                                                       70.9         88.8
--------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                             1,296.1        959.1
Long-term debt                                                                              837.2        626.7
Long-term retirement benefits and other accrued liabilities                                 304.2        236.2
Non-current deferred taxes                                                                   74.0         83.6
Other long-term obligation                                                                   84.5         74.6
Shareholders' equity:
  Common stock, $1 par value, authorized - 400,000,000 shares at year end
   2002 and 2001; issued - 124,126,624 shares at year end 2002 and 2001;
   outstanding - 99,303,840 shares and 97,882,630 shares at year end 2002
   and 2001, respectively                                                                   124.1        124.1
  Capital in excess of par value                                                            740.2        707.2
  Retained earnings                                                                       1,664.8      1,556.1
  Cost of unallocated ESOP shares                                                           (12.2)       (13.7)
  Employee stock trusts, 11,163,451 shares and
   12,008,123 shares at year end 2002 and 2001, respectively                               (658.7)      (674.5)
  Treasury stock at cost, 13,659,333 shares and
   14,235,871 shares at year end 2002 and 2001, respectively                               (596.9)      (633.4)
  Accumulated other comprehensive loss                                                     (204.9)      (136.4)
--------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                            1,056.4        929.4
--------------------------------------------------------------------------------------------------------------
                                                                                       $  3,652.4   $  2,909.6
==============================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)                               2002          2001           2000
-------------------------------------------------------------------------------------------------------
Net sales                                                       $  4,206.9    $  3,803.3    $   3,893.5
Cost of products sold                                              2,853.2       2,563.1        2,561.3
-------------------------------------------------------------------------------------------------------
    Gross profit                                                   1,353.7       1,240.2        1,332.2
Marketing, general and administrative expense                        913.1         830.5          851.3
Interest expense                                                      43.7          50.2           54.6
Other expense (income), net                                           32.1           (.3)             -
-------------------------------------------------------------------------------------------------------
    Income before taxes and accounting change                        364.8         359.8          426.3
Taxes on income                                                      107.6         116.4          142.8
-------------------------------------------------------------------------------------------------------
    Income before accounting change                                  257.2         243.4          283.5
Cumulative effect of accounting change, net of tax                       -           (.2)             -
-------------------------------------------------------------------------------------------------------
Net income                                                      $    257.2    $    243.2    $     283.5
=======================================================================================================
Per share amounts:
     Net income per common share:
     Before accounting change                                   $     2.61    $     2.49    $      2.88
     Cumulative effect of accounting change                              -             -              -
-------------------------------------------------------------------------------------------------------
Net income per common share                                     $     2.61    $     2.49    $      2.88
=======================================================================================================
Net income per common share, assuming dilution:
     Before accounting change                                   $     2.59    $     2.47    $      2.84
     Cumulative effect of accounting change                              -             -              -
-------------------------------------------------------------------------------------------------------
Net income per common share, assuming dilution                  $     2.59    $     2.47    $      2.84
=======================================================================================================
Dividends                                                       $     1.35    $     1.23    $      1.11
-------------------------------------------------------------------------------------------------------
Average shares outstanding:
    Common shares                                                     98.5          97.8           98.3
    Common shares, assuming dilution                                  99.4          98.6           99.8
=======================================================================================================
Common shares outstanding at year end                                 99.3          97.9           97.5
=======================================================================================================

                 See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                          Cost of
                                                   Common   Capital in                unallocated
                                                stock, $1    excess of     Retained          ESOP
(Dollars in millions)                           par value    par value     earnings        shares
-------------------------------------------------------------------------------------------------
Fiscal year ended 1999                          $   124.1   $    962.3   $  1,288.5   $     (16.8)
Comprehensive income:
   Net income                                                                 283.5
   Foreign currency translation adjustment
     Total comprehensive income
 Repurchase of 2.4 million shares for
 treasury
 Stock issued under option plans, net of
  $36.3 of tax and dividends paid on stock
  held in stock trusts                                           (28.9)
Dividends: $1.11 per share                                                   (123.7)
ESOP transactions, net                                                                        1.5
Employee stock benefit trust market value
 adjustment                                                     (241.4)
-------------------------------------------------------------------------------------------------
Fiscal year ended 2000                              124.1        692.0      1,448.3         (15.3)
Comprehensive income:
   Net income                                                                 243.2
   Other comprehensive loss:
     Foreign currency translation adjustment
     Minimum pension liability adjustment
     Effective portion of gains or losses
      on cash flow hedges
        Other comprehensive loss
           Total comprehensive income
 Repurchase of .4 million shares for
  treasury, net of shares issued
 Stock issued under option plans, net of
  $22.3 of tax and dividends paid on stock
  held in stock trusts                                              .2
Dividends: $1.23 per share                                                   (135.4)
ESOP transactions, net                                                                        1.6
Employee stock benefit trust market value
 adjustment                                                       15.0
-------------------------------------------------------------------------------------------------
Fiscal year ended 2001                              124.1        707.2      1,556.1         (13.7)
Comprehensive income:
   Net income                                                                 257.2
   Other comprehensive loss:
     Foreign currency translation adjustment
     Minimum pension liability adjustment
     Effective portion of gains or losses
      on cash flow hedges
        Other comprehensive loss
           Total comprehensive income
Treasury stock issued of .7 million shares
 for L&E acquisition
 Repurchase of .2 million shares for
  treasury, net of shares issued
Stock issued under option plans,
 net of $26.5 of tax and dividends paid
 on stock held in stock trusts                                    (3.5)
Dividends: $1.35 per share                                                   (148.5)
ESOP transactions, net                                                                        1.5
Employee stock benefit trust market value
 adjustment                                                       36.5
-------------------------------------------------------------------------------------------------
Fiscal year ended 2002                          $  124.1    $    740.2   $  1,664.8   $     (12.2)
=================================================================================================

                                                                           Accumulated
                                                                                 other
(Dollars in millions)                             Employee    Treasury   comprehensive
                                              stock trusts       stock   income (loss)      Total
-------------------------------------------------------------------------------------------------
Fiscal year ended 1999                        $   (1,014.0)  $  (481.3)  $    (52.9)  $     809.9
Comprehensive income:
   Net income                                                                               283.5
   Foreign currency translation adjustment                                    (52.5)        (52.5)
                                                                                      -----------
     Total comprehensive income                                                             231.0
 Repurchase of 2.4 million shares for                                                      (134.4)
 treasury                                                       (134.4)
 Stock issued under option plans, net of
  $36.3 of tax and dividends paid on stock
  held in stock trusts                                72.7                                   43.8
Dividends: $1.11 per share                                                                 (123.7)
ESOP transactions, net                                                                        1.5
Employee stock benefit trust market value
 adjustment                                          241.4                                      -
-------------------------------------------------------------------------------------------------
Fiscal year ended 2000                              (699.9)     (615.7)       (105.4)       828.1
Comprehensive income:
   Net income                                                                               243.2
   Other comprehensive loss:
     Foreign currency translation adjustment                               (17.7)           (17.7)
     Minimum pension liability adjustment                                  (14.3)           (14.3)
     Effective portion of gains or losses
      on cash flow hedges                                                    1.0              1.0
                                                                         ------------------------
        Other comprehensive loss                                           (31.0)           (31.0)
                                                                                      -----------
           Total comprehensive income                                                       212.2
 Repurchase of .4 million shares for
  treasury, net of shares issued                                 (17.7)                     (17.7)
 Stock issued under option plans, net of
  $22.3 of tax and dividends paid on stock
  held in stock trusts                                40.4                                   40.6
Dividends: $1.23 per share                                                                 (135.4)
ESOP transactions, net                                                                        1.6
Employee stock benefit trust market value
 adjustment                                          (15.0)                                    -
-------------------------------------------------------------------------------------------------
Fiscal year ended 2001                              (674.5)     (633.4)       (136.4)       929.4
Comprehensive income:
   Net income                                                                               257.2
   Other comprehensive loss:
     Foreign currency translation adjustment                                11.7             11.7
     Minimum pension liability adjustment                                  (53.9)           (53.9)
     Effective portion of gains or losses
      on cash flow hedges                                                  (26.3)           (26.3)
                                                                         ------------------------
        Other comprehensive loss                                           (68.5)           (68.5)
                                                                                   --------------
           Total comprehensive income                                                       188.7
Treasury stock issued of .7 million shares                        46.9                       46.9
 for L&E acquisition
 Repurchase of .2 million shares for                             (10.4)                     (10.4)
  treasury, net of shares issued
Stock issued under option plans,
 net of $26.5 of tax and dividends paid
 on stock held in stock trusts                        52.3                                   48.8
Dividends: $1.35 per share                                                                 (148.5)
ESOP transactions, net                                                                        1.5
Employee stock benefit trust market value
 adjustment                                          (36.5)                                     -
-------------------------------------------------------------------------------------------------
Fiscal year ended 2002                        $     (658.7)  $  (596.9)  $   (204.9)  $   1,056.4
=================================================================================================

See Notes to Consolidated Financial Statements

                           AVERY DENNISON CORPORATION

                           AVERY DENNISON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)                                                                                  2002          2001          2000
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                               $    257.2     $   243.2     $   283.5
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                               127.1         124.1         126.0
   Amortization                                                                                25.7          31.9          30.9
   Deferred taxes                                                                              22.2           3.0          11.8
   Asset impairment and net (gain) or loss on sale of assets of $3.2 in 2002 and
    $(20.2) in 2001                                                                            20.7          (0.3)            -
   Changes in assets and liabilities, net of the effect of foreign currency translation, business acquisitions and divestitures:
                  Trade accounts receivable                                                   (41.1)          7.8         (37.0)
                  Inventories                                                                 (16.7)          1.9           8.8
                  Other current assets                                                          1.3          (4.4)         (8.4)
                  Accounts payable and accrued liabilities                                    142.9         (58.3)         (4.3)
                  Taxes on income                                                               6.2          27.4           6.5
                  Long-term retirement benefits and other accrued liabilities                 (22.7)          (.8)         (7.9)
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                     522.8         375.5         409.9
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                    (151.8)       (135.4)       (198.3)
Purchase of software                                                                          (20.1)        (50.3)        (35.0)
Payments for acquisitions                                                                    (397.4)        (63.9)        (75.3)
Proceeds from sale of assets                                                                   10.7          33.7          10.6
Other                                                                                         (16.8)        (52.4)        (17.5)
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                        (575.4)       (268.3)       (315.5)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Additional borrowings                                                                         697.0         364.8         373.8
Payments of debt                                                                             (520.2)       (343.5)       (228.3)
Dividends paid                                                                               (148.5)       (135.4)       (123.7)
Purchase of treasury stock                                                                    (10.4)        (17.9)       (134.4)
Proceeds from exercise of stock options, net                                                   22.1          17.4          19.7
Other                                                                                          17.0          15.5           3.9
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                            57.0         (99.1)        (89.0)
--------------------------------------------------------------------------------------------------------------------------------
Effect of foreign currency translation on cash balances                                        (0.7)          (.4)          (.9)
--------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                                           3.7           7.7           4.5
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                   19.1          11.4           6.9
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                   $     22.8     $    19.1     $    11.4
================================================================================================================================

See Notes to Consolidated Financial Statements

                           AVERY DENNISON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Avery Dennison Corporation (the "Company") is a worldwide manufacturer of pressure-sensitive adhesives and materials, and consumer and converted products. The Company's major markets are in office products, data processing, health care, retail, transportation, industrial and durable goods, food and apparel. The Pressure-sensitive Adhesives and Materials segment contributes approximately 60 percent of the Company's total sales while the Consumer and Converted Products segment contributes approximately 40 percent of the Company's total sales. Sales are generated primarily in the United States and continental Europe.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of all majority-owned subsidiaries. All intercompany accounts, transactions and profits are eliminated. Investments representing less than 20 percent ownership are accounted for by the cost method of accounting.

FISCAL YEAR
The Company's 2002, 2001 and 2000 fiscal years reflected 52-week periods ending December 28, 2002, December 29, 2001, and December 30, 2000, respectively. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

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

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)                                   2002         2001         2000
------------------------------------------------------------------------------
Interest, net of capitalized amounts        $   44.4     $   50.0     $   54.8
Income taxes, net of refunds                    91.6         95.1        142.8
==============================================================================

In 2002, non-cash activities included the issuance of approximately $47 million in Avery Dennison common shares for the L&E acquisition and the assumption of approximately $100 million in debt from the Jackstadt acquisition. Refer to Note 2 "Acquisitions" for further detail. In 2001, non-cash activities included the receipt of $16.7 million in notes and receivables related to the sale of assets and the sale of the Company's specialty coatings business.

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined using methods that approximate both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 34 percent and 39 percent of inventories before LIFO adjustment at year end 2002 and 2001, respectively. Inventories at year end were as follows:

(In millions)                                                       2002           2001
---------------------------------------------------------------------------------------
Raw materials                                                $     101.9    $      82.9
Work-in-progress                                                    81.5           67.6
Finished goods                                                     176.9          134.6
---------------------------------------------------------------------------------------
Inventories at lower of FIFO cost or market (approximates
 replacement cost)                                                 360.3          285.1
Less LIFO adjustment                                               (16.7)         (17.7)
---------------------------------------------------------------------------------------
                                                             $     343.6    $     267.4
=======================================================================================

                           AVERY DENNISON CORPORATION

PROPERTY, PLANT AND EQUIPMENT
Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)                                             2002           2001
-----------------------------------------------------------------------------
Land                                                $     54.9     $     45.7
Buildings and improvements                               537.9          469.4
Machinery and equipment                                1,574.8        1,457.6
Construction-in-progress                                 122.8           84.8
-----------------------------------------------------------------------------
                                                       2,290.4        2,057.5
Accumulated depreciation                              (1,091.2)        (982.9)
-----------------------------------------------------------------------------
                                                    $  1,199.2     $  1,074.6
=============================================================================

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

SOFTWARE

The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are included in "Other assets" in the Consolidated Balance Sheet. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, not to exceed ten years. Capitalized software costs were as follows:

(In millions)                                              2002         2001
----------------------------------------------------------------------------
Cost                                                 $    176.4   $    158.0
Accumulated amortization                                  (63.0)       (55.5)
----------------------------------------------------------------------------
                                                     $    113.4   $    102.5
============================================================================

GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS
The Company adopted all provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," at the beginning of fiscal 2002. However, because certain provisions of the Statement apply to business combinations initiated after June 30, 2001, the Company adopted those provisions as of the beginning of the third quarter of 2001. For business combinations accounted for using the purchase method before July 1, 2001, the provisions of the Statement were effective at the beginning of fiscal 2002. All business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets and, as of the beginning of fiscal 2002, recorded no amortization on goodwill. Other acquisition intangibles are identified using the criteria included in this Statement, including trademarks and tradenames, patented and other acquired technology, customer relationships and other intangibles.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," at the beginning of fiscal 2002. As required, the Company identified its reporting units and the amounts of goodwill, other intangible assets, and other assets and liabilities allocated to those reporting units. This Statement addresses the accounting and reporting of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that (i) goodwill and indefinite-lived intangible assets will no longer be amortized, (ii) impairment will be measured using various valuation techniques based on discounted cash flows, (iii) goodwill will be tested for impairment at least annually at the reporting unit level, (iv) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (v) intangible assets with finite lives will be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested for impairment upon adoption of the Statement, as well as annually thereafter. The Company completed its transitional goodwill impairment test during the first quarter of 2002 and had no impairment losses. Other intangible assets deemed to have an indefinite life are tested for impairment by comparing the fair value of the asset to its carrying amount. The Company does not have other intangible assets with indefinite lives. See Note 3 "Goodwill and Other Intangibles Resulting from Business Acquisitions" for more information.

                           AVERY DENNISON CORPORATION

FOREIGN CURRENCY TRANSLATION
All asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the weighted-average currency rate, which prevailed during the fiscal year. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently. Operations in hyperinflationary economies consist of the Company's operations in Turkey for 2002, 2001 and 2000. Gains and losses resulting from foreign currency transactions are included in income currently, except for gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements which are recorded directly to a component of other comprehensive loss.

Transaction and translation losses decreased net income in 2002, 2001 and 2000 by $3.5 million, $2.7 million and $3 million, respectively.

FINANCIAL INSTRUMENTS
The Company enters into foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in foreign currencies. The Company also enters into interest rate contracts to manage its exposure to interest rate fluctuations.

On the date the Company enters into a derivative contract, it determines whether the derivative will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheet at fair value, with changes in the fair value recognized currently in earnings. Those derivatives designated as hedges are classified as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a "fair value" hedge); or
(2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). The Company generally does not hold or purchase any foreign currency or interest rate contracts for trading purposes.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, the Company prospectively discontinues hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive loss, and the ineffective portion is reported currently in earnings. Amounts in accumulated other comprehensive loss are reclassified into earnings in the same period during which the hedged forecasted transaction is consummated. In the event the anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in earnings currently. Changes in fair value hedges are recognized currently in earnings. Changes in the fair values of underlying hedged items (such as unrecognized firm commitments) are also recognized currently in earnings and offset the changes in the fair value of the derivative.

REVENUE RECOGNITION
Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time title transfers to customers. Actual product returns are charged against estimated sales return allowances. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales.

SHIPPING AND HANDLING COSTS
Shipping and handling costs, which consist primarily of transportation charges incurred to move finished goods to customers, are included in "Cost of products sold" for the Pressure-sensitive Adhesives and Materials segment and in "Marketing, general and administrative expense" for the Consumer and Converted Products segment. Shipping and handling costs included in "Marketing, general and administrative expense" were $47.1 million, $32.2 million and $32.9 million for 2002, 2001 and 2000, respectively.

ADVERTISING COSTS
Advertising costs included in "Marketing, general and administrative expense" were $8.3 million, $6.1 million and $8.1 million for 2002, 2001 and 2000, respectively.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred. Research and development expense for 2002, 2001 and 2000 was $74.5 million, $69.9 million and $67.8 million, respectively.

                           AVERY DENNISON CORPORATION

PRODUCT WARRANTY
The Company provides for an estimate of costs that may be incurred under its basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect the Company's warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units and cost per claim to satisfy the Company's warranty obligation. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

Product warranty liabilities were as follows:

(In millions)                                             2002        2001
--------------------------------------------------------------------------
Balance at beginning of year                          $    1.3    $    1.3
Accruals for warranties issued                             1.5          .9
Payments                                                  (1.4)        (.9)
--------------------------------------------------------------------------
Balance at end of year                                $    1.4    $    1.3
==========================================================================

STOCK-BASED COMPENSATION
The Company has a policy whereby all stock option grants are priced at fair market value on the date of grant. Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

In accordance with the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosures," the following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS No. 123:

(In millions, except per share amounts)                   2002       2001        2000
-------------------------------------------------------------------------------------
Net income, as reported                               $  257.2   $  243.2   $   283.5
Compensation expense, net of tax                         (16.5)     (12.6)      (12.4)
-------------------------------------------------------------------------------------
Pro forma net income                                  $  240.7   $  230.6   $   271.1
-------------------------------------------------------------------------------------
Earnings per share, as reported                       $   2.61   $   2.49   $    2.88
Earnings per share, assuming dilution, as reported        2.59       2.47        2.84
-------------------------------------------------------------------------------------
Pro forma earnings per share                          $   2.44   $   2.36   $    2.75
Pro forma earnings per share, assuming dilution           2.42       2.34        2.72
=====================================================================================

ENVIRONMENTAL EXPENDITURES
Environmental expenditures that do not contribute to current or future revenue generation are expensed. Expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews, on a quarterly basis, its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a minimum cost or a reasonable estimate of the cost of compliance or remediation can be determined, the applicable amount is accrued. For other potential liabilities, the timing of accruals coincides with the related ongoing site assessments. Potential insurance reimbursements are not recorded or offset against the liabilities until received, and liabilities are not discounted.

INVESTMENT TAX CREDITS
Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

                           AVERY DENNISON CORPORATION

NET INCOME PER SHARE
Net income per common share amounts were computed as follows:

(In millions, except per share amounts)                             2002         2001       2000
-------------------------------------------------------------------------------------------------
(A)  Net income available to common shareholders               $   257.2    $   243.2   $   283.5
-------------------------------------------------------------------------------------------------
(B)  Weighted-average number of common shares outstanding           98.5         97.8        98.3
     Additional common shares issuable under employee stock
      options using the treasury stock method                         .9           .8         1.5
-------------------------------------------------------------------------------------------------
(C)  Weighted-average number of common shares
      outstanding assuming the exercise of stock options            99.4         98.6        99.8
=================================================================================================

Net income per common share (A) / (B)                          $    2.61    $    2.49   $    2.88
Net income per common share, assuming dilution (A) / (C)            2.59         2.47        2.84
=================================================================================================

Certain employee stock options were not included in the computation of net income per common share, assuming dilution, because these options would not have had a dilutive effect. The number of antidilutive stock options (which are options that have exercise prices greater than the average market price for the period) excluded from the computation were .2 million, 1.8 million and 1 million for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

COMPREHENSIVE INCOME
Comprehensive income for the Company includes net income, foreign currency translation adjustments, adjustments to the minimum pension liability and the effective portion of gains or losses on cash flow hedges which are currently presented as a component of shareholders' equity.

The components of accumulated other comprehensive loss at year end were as follows:

(In millions)                                                                          2002         2001
--------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                           $  (111.4)  $   (123.1)
Minimum pension liability                                                             (68.2)       (14.3)
Net (loss) gain on derivative instruments designated as cash flow instruments         (25.3)         1.0
--------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive loss                                        $  (204.9)  $   (136.4)
========================================================================================================

Cash flow hedging instrument activity in other comprehensive income (loss) was as follows:

(In millions)                                               2002          2001
------------------------------------------------------------------------------
Beginning accumulated derivative gain                    $   1.0             -
Net gain reclassified to earnings                            (.6)    $     (.6)
Net change in the revaluation of hedging transactions      (25.7)          1.6
------------------------------------------------------------------------------
Ending accumulated derivative (loss) gain                $ (25.3)    $     1.0
==============================================================================

The Company entered into a forward starting interest rate swap in May 2002 to secure the interest rate on the Company's anticipated long-term debt issuance. The principal amount hedged was $250 million. Because of a shift in interest rates, an unrealized loss of approximately $37.4 million ($26.2 million, net of tax) was included in other comprehensive loss during 2002. In connection with the issuance of the $250 million 10-year Senior Notes in January 2003 (see Note 4 "Debt" for further detail), the Company settled the interest rate swap at a loss of approximately $32.5 million. The loss will be amortized to interest expense over 10 years, which corresponds to the term of the related debt.

                           AVERY DENNISON CORPORATION

RECENT ACCOUNTING REQUIREMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51." The Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of this Interpretation are effective for all enterprises with variable interests in variable interest entities created after January 31, 2003. The adoption of this Interpretation is not expected to have a significant impact on the Company's financial results.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The provisions of this Statement are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has continued to use the intrinsic value method of accounting for stock-based compensation in 2002 in accordance with APB Opinion No. 25. The Company, however, has adopted the disclosure provisions of SFAS No. 148 as presented in "Stock Based Compensation" in this Note.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure provisions of this Interpretation as disclosed in Notes 1, 4 and 8 of these consolidated financial statements. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently in the process of determining the impact of this Interpretation on the Company's financial results for those provisions effective in 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date an entity commits to an exit plan. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement will be effective after December 31, 2002. The adoption of SFAS No. 146 will affect the timing of the recognition of future costs associated with exit or disposal activities and will not affect previous charges related to such activities.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 are effective beginning in 2003. All other provisions were effective May 16, 2002. The provisions adopted, effective May 16, 2002, did not have a significant impact on the Company's financial results. The adoption of this Statement for those provisions effective in 2003 is not expected to have a significant impact on the Company's financial results.

                           AVERY DENNISON CORPORATION

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement was effective for the Company on December 30, 2001, and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and amends APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. This Statement also retains APB Opinion No. 30's requirement that companies report discontinued operations separately from continuing operations. For the year ended December 28, 2002, the Company divested operations whose results, including the gain/loss on asset sales, did not have a significant impact on the income statement and were, therefore, not reflected as discontinued operations in the Company's Consolidated Statement of Income.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. All provisions of this Statement will be effective at the beginning of fiscal 2003. The adoption of this Statement is not expected to have a significant impact on the Company's financial results.

The Company is currently reviewing the requirements of EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The provisions of EITF Issue No. 00-21 will be effective in fiscal periods beginning after June 15, 2003. The Company is in the process of determining the impact of EITF Issue No. 00-21 on the Company's financial results when effective.

RELATED PARTY TRANSACTIONS
From time to time, the Company enters into transactions in the normal course of business with related parties. The Company believes that such transactions are at arm's-length and for terms that would have been obtained from unaffiliated third parties. One of the Company's directors, Mr. Peter W. Mullin, is the chairman and chief executive officer and a director of MC Insurance Services, Inc. ("MC"), Mullin Insurance Services, Inc. ("MINC") and PWM Insurance Services, Inc. ("PWM"), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the majority stockholder of MC, MINC and PWM. During 2002 and 2001, the Company paid insurance companies premiums for life insurance placed by MC, MINC and PWM in connection with various Company employee benefit plans. In 2002, 2001 and 2000, MC, MINC and PWM earned commissions from such insurance companies in aggregate amounts of approximately $1.3 million, $1.7 million, and $1.6 million, respectively, for the placement and renewal of this insurance. Mr. Mullin had direct and indirect interests related to these commissions of approximately $.9 million in 2002 and $1 million in each of the years 2001 and 2000. The majority of these commissions were allocated to and used by MCP Insurance Services, LLC (an affiliate of MC), and another affiliate, to administer benefit plans and provide benefit statements to participants under various Company employee benefit plans. None of these transactions are significant to the financial position or results of operations of the Company.

FINANCIAL PRESENTATION
Certain prior year amounts have been reclassified to conform with the 2002 financial statement presentation.

NOTE 2.  ACQUISITIONS

On November 5, 2002, the Company acquired 100 percent of RVL Packaging, Inc. ("RVL"), a provider of brand identification products to apparel manufacturers and retailers. RVL designs, markets and distributes woven and printed labels, graphic tags and specialty packaging products. On the same day, the Company also acquired the assets of L&E Packaging ("L&E"), one of RVL's suppliers. L&E offers a broad range of printing products tailored to the specific needs of the apparel and retail industries. Both transactions included the acquisition of certain related entities. The combination of existing data management and ticketing businesses with the operations of RVL and L&E is expected to provide apparel manufacturers and retailers with a comprehensive range of products and services that offer a total solution for their entire supply chain, including a full array of brand identification and data management tools. On a combined basis, unaudited revenues for RVL, L&E and affiliated companies were approximately $175 million in 2001. The RVL and L&E operations are included in the Company's Consumer and Converted Products segment. RVL and L&E's results of operations have been included in the Company's consolidated financial statements as of the acquisition date.

                           AVERY DENNISON CORPORATION

The purchase price, net of cash acquired, for these transactions was approximately $222 million, including cash of approximately $175 million and approximately $47 million in Avery Dennison common shares (743,108). The value of these common shares issued was determined based on the average closing market price of the Company's common shares for a three-day period before and after the date the parties agreed to the number of shares to be issued. Funds to complete the acquisitions were also derived from short-term borrowings. The Company assumed liabilities of approximately $38 million, including accounts payable and other current and long-term liabilities.

The preliminary allocation of the purchase price as of December 28, 2002 has been made and recorded in these financial statements. Although the Company has obtained third-party valuations of acquired assets, ongoing assessments may impact the allocation of the purchase price.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

(In millions)                                            November 5, 2002
-------------------------------------------------------------------------
Current assets, net of cash acquired                     $           41.2
Property, plant, and equipment and other assets                      28.8
Intangible assets                                                    19.9
Goodwill                                                            169.8
-------------------------------------------------------------------------
  Total assets acquired                                             259.7
Current liabilities                                                 (30.2)
Other long-term liabilities                                          (8.0)
-------------------------------------------------------------------------
  Total liabilities assumed                                         (38.2)
-------------------------------------------------------------------------
Net assets acquired                                      $          221.5
=========================================================================

The excess of the cost-basis over the fair value of net tangible assets acquired is currently estimated to be approximately $190 million, including goodwill of approximately $170 million and identified amortizable intangible assets of approximately $20 million. Of the total goodwill, approximately $54 million is expected to be deductible for tax purposes. The acquired intangible assets have a weighted-average useful life of sixteen years. These assets include approximately $16 million for customer relationships (nineteen-year weighted-average useful life), approximately $2 million for design intellectual property (three-year weighted-average useful life), and approximately $2 million of other intangibles (six-year weighted-average useful life). Additionally, approximately $2 million of computer software (three-year weighted-average useful life) is included in "Other assets" in the Consolidated Balance Sheet.

On May 17, 2002, the Company acquired Jackstadt GmbH ("Jackstadt"), a manufacturer of pressure-sensitive adhesive materials based in Germany. Jackstadt has an international customer base and had consolidated revenues of approximately $400 million in 2001. The Jackstadt business is included in the Company's Pressure-sensitive Adhesives and Materials segment. Jackstadt complements the Company's operations in Europe, Latin America, Asia and North America. Jackstadt enhances the Company's international presence, including its capability to grow in Eastern Europe, and enables it to offer a broader selection of products and services.

The purchase price, net of cash acquired, was approximately $311 million, which included approximately $211 million in cash and assumed debt of approximately $100 million. The purchase price paid at closing was based on financial statement values at a date prior to closing and adjusted based upon a formula in the purchase agreement. The Company assumed liabilities of approximately $189 million, including the assumed debt, accrued payroll and benefits, accounts payable, other accrued liabilities, long-term retirement benefits and other current and long-term liabilities. The Company funded the transaction with cash and short-term commercial paper. Jackstadt's results of operations have been included in the Company's consolidated financial statements as of the acquisition date.

The preliminary allocation of the purchase price as of December 28, 2002 has been made and recorded in these financial statements. The Company is currently reviewing its plans with regard to facilities rationalization that may require adjustments to estimated amounts recorded for closure of certain facilities and carrying values of acquired assets. Although the Company has obtained third-party valuations of acquired assets, ongoing assessments may impact the allocation of the purchase price.

The Company has determined certain costs related to exit activities and integration costs. These costs have been recognized as liabilities assumed, totaling approximately $18 million, and are included in the liabilities aforementioned, and in "Accrued payroll and employee benefits" and "Other accrued liabilities" in the Consolidated Balance Sheet. The costs were primarily related to severance costs for involuntary terminations of approximately 500 employees of Jackstadt, to be paid through 2004. Also included are lease exit costs, which are expected to be completed through 2003. At year end 2002, approximately $12 million remained accrued. Of the total positions under these actions, approximately 225 employees had left the Company at the end of 2002.

                           AVERY DENNISON CORPORATION

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

(In millions)                                           May 17, 2002
--------------------------------------------------------------------
Current assets, net of cash acquired                    $      155.7
Property, plant, and equipment and other assets                 92.6
Intangible assets                                               11.4
Goodwill                                                       140.7
--------------------------------------------------------------------
  Total assets acquired                                        400.4
Current liabilities                                           (166.5)
Long-term debt and other long-term liabilities                 (22.6)
--------------------------------------------------------------------
  Total liabilities assumed                                   (189.1)
--------------------------------------------------------------------
Net assets acquired                                     $      211.3
====================================================================

The excess of the cost-basis over the fair value of net tangible assets acquired is currently estimated to be approximately $152 million, including goodwill of approximately $141 million and identified amortizable intangible assets of approximately $11 million. No portion of the total goodwill is expected to be deductible for tax purposes. The acquired intangible assets consisting of tradenames have a weighted-average useful life of five years.

In the first quarter of 2001, the Company acquired Dunsirn Industries, Inc. ("Dunsirn"). Dunsirn is a supplier of non-adhesive materials to the narrow-web printing industry, as well as a provider of customized slitting and distribution services for roll pressure-sensitive materials manufacturers. Customized slitting and distribution services refers to the process of cutting bulk rolls of material into sizes requested by customers and then shipping these materials to customers. The Dunsirn operation is included within the Company's Pressure-sensitive Adhesives and Materials segment. Sales in 2000 for Dunsirn were approximately $68 million, including sales to the Company. The excess of the cost-basis over the fair value of net tangible assets acquired was $30.8 million, which included identified intangible assets of $5.5 million.

In the first quarter of 2001, the Company acquired CD Stomper, a product line consisting of CD and DVD labels, software and a label applicator, from Stomp Inc., a software developer and manufacturer based in California. Sales in 2000 for the CD Stomper product line were approximately $20 million. The CD Stomper product line is included in the Company's Consumer and Converted Products segment. The excess of the cost-basis over the fair value of net tangible assets acquired was $22.6 million, which included identified intangible assets of $9.7 million.

In the first quarter of 2000, the Company acquired the Adespan pressure-sensitive materials operation of Panini S.p.A., a European printing and publishing company based in Italy. Adespan had sales of approximately $75 million in 1999. The Adespan business operates as a division within the Company's Pressure-sensitive Adhesives and Materials segment. The excess of the cost-basis over the fair value of net tangible assets acquired was $25.4 million, which included identified intangible assets of $12.4 million.

The aggregate cost of acquired companies was approximately $546 million, $66 million and $76 million in 2002, 2001 and 2000, respectively. Goodwill resulting from these business acquisitions was approximately $326 million, $34 million and $13 million in 2002, 2001 and 2000, respectively. Intangibles resulting from these business acquisitions were approximately $31 million, $15 million and $12 million in 2002, 2001 and 2000, respectively. Other acquisitions during 2002, 2001 and 2000 not described above were not significant to the consolidated position of the Company. In 2002, 2001 and 2000, acquired businesses added approximately seven percent, two percent and three percent, respectively, to the Company's total sales. Pro forma results for significant acquisitions in 2002 are presented below. Pro forma results for acquisitions in 2001 and 2000 are not presented, as the acquired businesses did not have a significant impact on the Company's results of operations for the two years ended December 29, 2001.

The following represents the unaudited pro forma results of operations for the Company as though the acquisitions of Jackstadt, RVL and L&E had occurred at the beginning of the periods presented. The pro forma results include interest expense on additional debt that would have been needed to finance the purchase, amortization of intangibles that would have been acquired, and certain adjustments that would have been required to conform to the Company's accounting policies. The pro forma results of operations have been prepared based on the preliminary allocation of the purchase price and may require adjustment in accordance with the terms of the purchase agreement or as a result of the finalization of the purchase price allocation. This pro forma information is for comparison purposes only, and is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods presented, nor is it necessarily indicative of future results.

                           AVERY DENNISON CORPORATION

(In millions, except per share amounts)         2002              2001
----------------------------------------------------------------------
Net sales                                 $  4,590.0     $     4,387.3
----------------------------------------------------------------------
Net income                                $    260.4     $       232.1
----------------------------------------------------------------------
Net income per common share               $     2.64     $        2.36
Net income per common share, assuming
 dilution                                       2.62              2.34
----------------------------------------------------------------------

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Changes in the net carrying amount of goodwill for the year ended December 28, 2002, by reportable segment, are as follows:

                                                              Pressure-sensitive
                                               Consumer and        Adhesives and
(In millions)                            Converted Products            Materials        Total
---------------------------------------------------------------------------------------------
Balance as of December 29, 2001          $           148.9    $            144.3     $  293.2
   Goodwill acquired during the period               176.2                 150.3        326.5
   Translation adjustments                            11.3                  (2.3)         9.0
---------------------------------------------------------------------------------------------
Balance as of December 28, 2002          $           336.4    $            292.3     $  628.7
---------------------------------------------------------------------------------------------

Amortization expense on goodwill was $14.8 million and $13.2 million for the years ended December 29, 2001 and December 30, 2000, respectively.

The following table sets forth the Company's acquired other intangible assets at December 28, 2002 and December 29, 2001, which will continue to be amortized:

                                                                  2002                                      2001
--------------------------------------------------------------------------------------    --------------------------------------
                                                    Gross                          Net         Gross                         Net
                                                 Carrying     Accumulated     Carrying      Carrying     Accumulated    Carrying
(In millions)                                      Amount    Amortization       Amount        Amount    Amortization      Amount
--------------------------------------------------------------------------------------------------------------------------------
Amortizable other intangible assets:
   Tradenames and trademarks                     $   36.6    $       11.4    $    25.2    $     23.4    $        6.8    $   16.6
   Patented and other acquired technology            65.4             9.2         56.2          63.6             5.8        57.8
   Customer relationships                            70.1             6.1         64.0          47.6             3.6        44.0
   Other intangibles                                  4.0             1.5          2.5           2.3              .7         1.6
--------------------------------------------------------------------------------------------------------------------------------
Total                                            $  176.1    $       28.2    $   147.9    $    136.9    $       16.9    $  120.0
--------------------------------------------------------------------------------------------------------------------------------

Amortization expense on intangible assets resulting from business acquisitions was $9.7 million for the year ended December 28, 2002, $7.3 million for the year ended December 29, 2001 and $6.3 million for the year ended December 30, 2000. The weighted-average amortization periods for intangible assets resulting from business acquisitions are thirteen years for tradenames and trademarks, nineteen years for patented and other acquired technology, twenty-two years for customer relationships, seven years for other intangibles and nineteen years in total. Based on current information, estimated amortization expense for such acquired intangible assets for each of the next five succeeding fiscal years is expected to be approximately $12 million, $12 million, $12 million, $11 million and $8 million, respectively.

                           AVERY DENNISON CORPORATION

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS (CONTINUED)

As required by SFAS No. 142, the results for the prior years have not been restated. Had the Company applied the non-amortization provisions related to goodwill under SFAS No. 142 for all periods presented, the Company's net income and earnings per share would have been as follows:

(In millions, except per share amounts)         2002          2001         2000
-------------------------------------------------------------------------------
Reported net income                        $    257.2   $    243.2   $    283.5
Goodwill amortization, net of tax                   -         13.8         12.9
-------------------------------------------------------------------------------
Adjusted net income                        $    257.2   $    257.0   $    296.4
-------------------------------------------------------------------------------
Basic earnings per share:
    As reported                            $     2.61   $     2.49   $     2.88
    Goodwill amortization                           -          .14          .13
-------------------------------------------------------------------------------
Adjusted basic earnings per share          $     2.61   $     2.63   $     3.01
-------------------------------------------------------------------------------
Diluted earnings per share:
    As reported                            $     2.59   $     2.47   $     2.84
    Goodwill amortization                           -          .14          .13
-------------------------------------------------------------------------------
Adjusted diluted earnings per share        $     2.59   $     2.61   $     2.97
-------------------------------------------------------------------------------

NOTE 4.  DEBT

Long-term debt and its respective weighted-average interest rates at December 28, 2002 consisted of the following:

(In millions)                                                                        2002         2001
------------------------------------------------------------------------------------------------------
Medium-term notes
  Series 1993 at 6.6% - due 2003 through 2005                                 $      98.0    $    98.0
  Series 1994 at 7.7% - due 2003 through 2004                                        80.0        100.0
  Series 1995 at 7.3% - due 2005 through 2025                                       100.0        100.0
  Series 1997 at 6.6% - due 2007                                                     60.0         60.0
  Series 1998 at 5.9% - due 2008                                                     50.0         50.0
  Series 2000 at 2.0% - due 2006                                                        -         40.0
Other long-term borrowings                                                           13.5          4.1
Variable rate short-term borrowings at 1.87% to be refinanced on a long-term        512.2        195.0
 basis/(1)/
Less amount classified as current                                                   (76.5)       (20.4)
------------------------------------------------------------------------------------------------------
                                                                              $     837.2    $   626.7
------------------------------------------------------------------------------------------------------

/(1)/ In January 2003, the Company refinanced $400 million of its variable rate short-term borrowings through the offering of $250 million of 4.875 percent Senior Notes due 2013 and $150 million of 6 percent Senior Notes due 2033.

The Company's medium-term notes have maturities from 2003 through 2025 and accrue interest at fixed rates.

Maturities of long-term debt during the years 2003 through 2007 are $76.5 million (classified as current), $86.5 million, $76.1 million, $112.6 million and $60.4 million, respectively, with $501.6 million maturing thereafter.

The Company's total interest costs in 2002, 2001 and 2000 were $47.6 million, $57.1 million and $59 million, respectively, of which $3.9 million, $6.9 million and $4.4 million, respectively, were capitalized as part of the cost of assets constructed for the Company's use.

The Company had $80.5 million of borrowings outstanding under short-term lines of credit with a weighted-average interest rate of 7.7 percent for 2002.

                           AVERY DENNISON CORPORATION

Variable rate short-term borrowings at December 28, 2002 were $512.2 million with a weighted average interest rate of 1.87 percent. In January 2003, the Company refinanced $400 million of these variable rate short-term borrowings through the offering of $250 million of 4.875 percent Senior Notes due 2013 and $150 million of 6 percent Senior Notes due 2033. The aggregate $400 million refinancing was issued under the Company's existing shelf registration statement filed with the Securities and Exchange Commission in the third quarter of 2001, permitting the Company to issue up to $600 million in debt and equity securities. After the issuance of the $400 million, there is a remaining $200 million available for general corporate purposes including acquisitions and capital expenditures, repaying, redeeming or repurchasing existing debt and for working capital. Remaining variable rate short-term borrowings that the Company does not intend to repay within the next year and had the ability to refinance under its long-term revolving credit agreement, discussed above, are classified as long-term liabilities.

In December 2002, the Company issued $150 million one-year callable commercial notes at a weighted-average interest rate of 2.5 percent. The issuance replaced the December 2001 issuance of $150 million of one-year callable commercial notes at a weighted-average interest rate of 2.1 percent.

At December 28, 2002, the Company had additional available short-term lines of credit totaling $558.1 million. These available lines of credit included a 364-day revolving credit facility with eight domestic and foreign banks to provide up to $200 million in borrowings through December 5, 2003. The Company may annually extend the revolving period and due date with the approval of the banks or may convert the loan to a one-year term loan at the Company's option. Financing available under this agreement will be used as a commercial paper back-up facility and to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2002. The Company also has a bridge credit agreement with two domestic financial institutions to provide up to $200 million in borrowings through January 31, 2003. There was no debt outstanding under this agreement as of year end 2002.

The Company also has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2006. The Company may annually extend the revolving period and due date with the approval of the banks. Financing available under this agreement will be used as a commercial paper back-up facility and to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2002.

The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on consolidated debt and consolidated interest expense in relation to certain measures of income. Under the loan agreements, consolidated debt as a ratio to consolidated earnings before interest, taxes, depreciation and amortization may not exceed 3.5 to 1.0. The Company's ratio at year end 2002 was 2.0 to 1.0. Consolidated earnings before interest and taxes, as a ratio to consolidated interest may not be less than 3.5 to 1.0. The Company's ratio at year end 2002 was 9.3 to 1.0.

Commitment fees relating to the financing arrangements are not significant. The debt assumed in connection with the acquisition of Jackstadt is securitized by the acquired assets. At December 28, 2002, the total Jackstadt debt balance was approximately $33.2 million.

The fair value of the Company's debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debts of the same remaining maturities. At year end 2002 and 2001, the fair value of the Company's total debt, including short-term borrowings, was $1.18 billion and $857.6 million, respectively.

The Company had standby letters of credit outstanding of $182.7 million and $217.9 million at the end of 2002 and 2001, respectively. The aggregate contract amount of all outstanding standby letters of credit approximated fair value.

In addition, the Company had uncommitted lines of credit of approximately $237.4 million at year end 2002. The Company's uncommitted lines of credit do not have a commitment expiration date, and may be cancelled at any time by the Company or the banks.

The Company guaranteed $349.3 million of its foreign subsidiaries' lines of credit and foreign exchange lines, as well as $15.9 million of its foreign subsidiaries' certain obligations to their suppliers as of December 28, 2002.

In the first quarter of 1999, the Company recorded an obligation associated with the transaction with Steinbeis Holding GmbH, which combined substantially all of the Company's office products businesses in Europe with Zweckform Buro-Produkte GmbH, a German office products supplier. The obligation of $84.5 million is the only amount reported in the "Other long-term obligation" line in the Consolidated Balance Sheet. The obligation is guaranteed by a standby letter of credit and it is the intention of the Company to pay the entire obligation in early 2004.

                           AVERY DENNISON CORPORATION

NOTE 5.  FINANCIAL INSTRUMENTS

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

During the year ended December 28, 2002, the ineffectiveness related to cash flow hedges was not significant. The reclassification from other comprehensive loss to earnings was a net gain of approximately $.6 million during 2002 and 2001. A net loss of approximately $1.1 million is expected to be reclassified from other comprehensive loss to earnings within the next 12 months. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted foreign currency transactions is generally 12 months. The Company entered into a forward starting interest rate swap in May 2002 to secure the interest rate on the Company's anticipated long-term debt issuance to finance the acquisition of Jackstadt. The principal amount hedged was $250 million. Because of a shift in interest rates, an unrealized loss of approximately $37.4 million was included in other comprehensive loss at the end of 2002. In connection with the issuance of the $250 million 10-year Senior Notes in January 2003, the Company settled the interest rate swap at a loss of approximately $32.5 million. The loss will be amortized to interest expense over 10 years, which corresponds to the term of the related debt.

A loss of approximately $2.7 million related to a net investment hedge was included in the foreign currency translation adjustment reported in accumulated other comprehensive loss.

The carrying value of the foreign exchange forward contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net asset of approximately $.5 million and $1 million at the end of 2002 and 2001, respectively.

The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net asset of approximately $.1 million and net liability of approximately $.1 million at the end of 2002 and 2001, respectively. The carrying value of the foreign exchange option contracts approximated the fair market value.

During 1998, the Company entered into a swap contract to hedge foreign currency commitments of approximately $9 million over a five-year period. The carrying value of this contract approximated fair value, which was an asset of approximately $.5 million and $.4 million at the end of 2002 and 2001, respectively.

The counterparties to foreign exchange forward, option and swap contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

At year end 2002 and 2001, approximately 17 percent and 23 percent, respectively, of trade accounts receivable were from nine retail customers of the Company's Office Products business. The Company does not require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis. The Company may be exposed to losses and maintains reserves in the event of nonpayment.

NOTE 6.  COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

(In millions)
-------------------------------------------------------
Year
-------------------------------------------------------
2003                                          $    41.0
2004                                               32.8
2005                                               25.1
2006                                               15.6
2007                                               12.1
Thereafter                                         45.6
-------------------------------------------------------
Total minimum lease payments                  $   172.2
=======================================================

                           AVERY DENNISON CORPORATION

Operating leases relate primarily to office and warehouse space, electronic data processing and transportation equipment. The terms of these leases do not impose any significant restrictions or unusual obligations. There are no significant capital leases.

Rent expense for 2002, 2001 and 2000 was $60 million, $50 million and $49 million, respectively.

NOTE 7.  TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)                                    2002          2001         2000
--------------------------------------------------------------------------------
Current:
  U.S. federal tax                          $    43.0     $    47.5    $    68.6
  State taxes                                     3.3           7.5         12.3
  International taxes                            39.1          45.5         50.6
--------------------------------------------------------------------------------
                                                 85.4         100.5        131.5
================================================================================
Deferred:
  U.S. taxes                                     11.0           8.5          8.4
  International taxes                            11.2           7.4          2.9
--------------------------------------------------------------------------------
                                                 22.2          15.9         11.3
--------------------------------------------------------------------------------
Taxes on income                             $   107.6     $   116.4    $   142.8
================================================================================

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)                                             2002         2001        2000
---------------------------------------------------------------------------------------
Computed tax at 35% of income before taxes           $   127.7   $   125.9    $   149.2
Increase (decrease) in taxes resulting from:
  State taxes, net of federal tax benefit                  3.8         4.9          8.0
  Foreign earnings taxed at different rates              (12.1)       (9.1)        (9.7)
  Tax credits                                             (6.9)       (5.6)        (4.2)
  Other items, net                                        (4.9)         .3          (.5)
---------------------------------------------------------------------------------------
Taxes on income                                      $   107.6   $   116.4    $   142.8
=======================================================================================

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)                                    2002          2001        2000
-------------------------------------------------------------------------------
U.S.                                        $   194.4    $   182.8    $   245.5
International                                   170.4        177.0        180.8
-------------------------------------------------------------------------------
                                            $   364.8    $   359.8    $   426.3
===============================================================================

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries of approximately $800 million and $700 million at year ended 2002 and 2001, respectively, because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

Operating loss carryforwards of foreign subsidiaries for 2002 and 2001 are $58.4 million and $25 million, respectively, and credit carryforwards are $6.2 million for federal income tax purposes. Net operating losses of $9.3 million expire from 2003 through 2012, while net operating losses of $49.1 million can be carried forward indefinitely. The credit carryforwards will expire from 2003 through 2007. The Company has established a valuation allowance for the net operating loss carryforwards not expected to be utilized.

                           AVERY DENNISON CORPORATION

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences which give rise to the Company's deferred tax assets and liabilities were as follows:

(In millions)                                                    2002      2001
-------------------------------------------------------------------------------
Accrued expenses not currently deductible                   $    33.2  $   86.7
Net operating losses and foreign tax credit carryforwards        24.9      13.1
Postretirement and postemployment benefits                       46.2      14.1
Pension costs                                                   (13.3)    (18.7)
Depreciation and amortization                                  (136.7)   (127.6)
Inventory reserves                                               11.1      14.0
Other                                                             3.9      (2.0)
Valuation allowance                                             (17.6)     (4.4)
-------------------------------------------------------------------------------
Total net deferred tax liabilities                           $  (48.3) $  (24.8)
===============================================================================

NOTE 8.  CONTINGENCIES

The Company has been designated by the U.S. Environmental Protection Agency
(EPA) and/or other responsible state agencies as a potentially responsible party
(PRP) at eight waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company's liability has been agreed upon. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

The Company has accrued liabilities for all sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the minimum cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites, and sites which could be identified in the future for cleanup, could be higher than the liability currently accrued. Amounts currently accrued are not significant to the consolidated financial position of the Company, and based upon current information, management believes that it is unlikely that final resolution of these matters will significantly impact the consolidated financial position and operations of the Company.

The Company participates in an international receivable financing program with a financial institution whereby advances may be requested from the financial institution. All advances are guaranteed by the Company. At December 28, 2002, the Company had guaranteed $1.8 million.

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

In December 1997, the Company redeemed the outstanding preferred stock purchase rights and issued new preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock, and since such time, the Company has issued such rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $150.00 per one one-hundredth of a share until October 31, 2007. The rights will become exercisable if a person acquires 20 percent or more of the Company's common stock or makes an offer, the consummation of which will result in the person's owning 20 percent or more of the Company's common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. If a person or group acquires 20 percent or more of the Company's common stock, each right entitles the holder to purchase the Company's common stock with a market value equal to twice the exercise price of the right. The rights

                           AVERY DENNISON CORPORATION
may be redeemed by the Company at a price of one cent per right at any time prior to a person's or group's acquiring 20 percent of the Company's common stock. The 20 percent threshold may be reduced by the Company to as low as 10 percent at any time prior to a person's acquiring a percent of Company stock equal to the lowered threshold.

The Board of Directors has authorized the repurchase of an aggregate 40.4 million shares of the Company's outstanding common stock. The acquired shares may be reissued under the Company's stock option and incentive plans or used for other corporate purposes. At year end 2002, approximately 3.2 million shares were still available for repurchase pursuant to this authorization.

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

The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company's common stock on the date of the grant, whereas nonqualified options granted to employees may be issued at prices no less than par value. The Company has a policy whereby all stock option grants are priced at fair market value on the date of the grant and generally vest ratably over a two-year period for directors, or over a four-year period for employees, except that options may cliff-vest over a 3 to 9.75 year period for certain officers based on the Company's performance. Unexercised options expire ten years from the date of grant. The following table sets forth stock option information relative to these plans (options in thousands):

                                                   2002                          2001                            2000
                                     ------------------------------  ------------------------------  -----------------------------
                                      Weighted-average       Number   Weighted-average       Number   Weighted-average      Number
                                        exercise price   of options     exercise price   of options     exercise price  of options
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      $          46.07      6,843.1   $          40.75      6,071.2   $          35.49     7,252.1
Granted                                          62.80      1,384.4              54.72      1,929.6              54.57       744.0
Exercised                                        33.50     (1,050.1)             27.69       (902.0)             22.34    (1,611.6)
Forfeited or expired                             51.88       (235.0)             49.95       (255.7)             46.43      (313.3)
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at year end                          51.10      6,942.4              46.07      6,843.1              40.75     6,071.2
Options exercisable at year end       $          41.91      2,939.3   $          36.72      3,079.4   $          30.90     3,095.2
==================================================================================================================================

The following table summarizes information on fixed stock options outstanding at December 28, 2002 (options in thousands):

                                                      Options outstanding                               Options exercisable
                                 ------------------------------------------------------------  ------------------------------------
                                                       Weighted-average
                                           Number             remaining     Weighted-average           Number      Weighted-average
Range of exercise prices              outstanding      contractual life       exercise price      exercisable        exercise price
-----------------------------------------------------------------------------------------------------------------------------------
$  12.88 to 50.72                         2,520.2             5.0 years     $          38.37           2,163.4     $          36.60
   51.13 to 59.16                         2,888.8             8.1 years                56.05             696.0                56.26
   59.18 to 68.31                         1,533.4             9.7 years                62.73              79.9                60.66
-----------------------------------------------------------------------------------------------------------------------------------
$  12.88 to 68.31                         6,942.4             7.3 years     $          51.10           2,939.3     $          41.91
===================================================================================================================================

                           AVERY DENNISON CORPORATION

The weighted-average fair value of options granted during 2002, 2001 and 2000 was $16.94, $18.31 and $22.16, respectively. Option grant date fair values were determined using a Black-Scholes option pricing model. The underlying assumptions used were as follows:

                                                 2002        2001         2000
------------------------------------------------------------------------------
Risk-free interest rate                          4.43%       5.14%        6.10%
Expected stock price volatility                 29.06       33.37        34.63
Expected dividend yield                          2.14        2.30         1.43
Expected option term                          7 years    10 years     10 years
==============================================================================

NOTE 10.  COMPONENTS OF OTHER INCOME AND EXPENSE

The Company recorded a charge in the fourth quarter of 2002 relating to cost reduction actions. The 2002 charge involved cost reduction programs and the reorganization of manufacturing and administrative facilities in both of the Company's operating segments. The cost reduction efforts resulted in a pretax charge of $10.7 million, which consisted of employee severance and related costs for approximately 300 positions worldwide. The positions eliminated included approximately 80 employees in the Pressure-sensitive Adhesives and Materials segment and approximately 220 employees in the Consumer and Converted Products segment. Severance and related costs represent cash paid or to be paid to employees terminated under the program. At year end 2002, $9.8 million remained accrued for severance and related costs (included in "Accrued payroll and employee benefits" in the Consolidated Balance Sheet). At the end of 2002, of the approximate 300 positions affected by these actions, approximately 50 employees (10 employees from the Consumer and Converted Products segment and 40 employees from the Pressure-sensitive Adhesives and Materials segment) had left the Company. The Company expects to complete this cost reduction program in 2003.

In the fourth quarter of 2002, the Company recorded a $6.2 million pretax charge for the disposition of fixed assets (comprised of machinery and equipment) related to a reduction of costs in the Reflective business, as well as the Jackstadt integration. The charge, shown in the "Other expense" line in the Consolidated Statement of Income, related entirely to assets owned by the Company prior to the acquisition of Jackstadt.

In the third quarter of 2002, the Company recorded a $15.2 million pretax charge for the disposition of fixed assets (land, buildings, machinery and equipment) and lease cancellation costs associated with the integration of Jackstadt operations, as well as the planned closure of a plant facility, costs to exit leases and other fixed asset impairments related to other businesses. Approximately 60 percent of the charge related to the integration of Jackstadt. The charge, shown in the "Other expense" line in the Consolidated Statement of Income, related entirely to assets and leases owned by the Company prior to the acquisition of Jackstadt. Of the $15.2 million charge, approximately $11.3 million related to asset impairments for property, plant and equipment ($1.3 million for buildings and $10 million for machinery and equipment) and $3.9 million related to lease cancellation costs. The Company expects to pay the lease cancellation costs through 2011. The lease contracts extend for a period of up to eight years at which time the accruals for these leases will be fully utilized.

The table below details the lease cancellation cost activity:

(In millions)
-------------------------------------------------------------------------
Accrued lease cancellation costs                                  $   3.9
Cancellation costs paid                                               (.2)
-------------------------------------------------------------------------
Accrued lease cancellation costs, end of period                   $   3.7
=========================================================================

In the fourth quarter of 2001, the Company sold its specialty coatings business, reported within the Pressure-sensitive Adhesives and Materials segment. Cash proceeds and $11.5 million in notes and receivables were received in conjunction with the sale, which resulted in a pretax gain of approximately $20.2 million. Net sales from this business were $26.7 million for ten months in 2001 and $37.7 million in 2000.

                           AVERY DENNISON CORPORATION

The Company also recorded a charge in the fourth quarter of 2001 relating to cost reduction actions. The 2001 charge involved cost reduction programs and the reorganization of manufacturing and administrative facilities in both of the Company's operating segments. The cost reduction efforts resulted in a pretax charge of $19.9 million, which consisted of employee severance and related costs of $13.1 million for approximately 400 positions worldwide, and asset impairments of $6.8 million. The positions eliminated included approximately 170 employees in the Pressure-sensitive Adhesives and Materials segment, 210 employees in the Consumer and Converted Products segment and 20 Corporate employees. Severance and related costs represented cash paid or to be paid to employees terminated under the program. Asset impairments represented non-cash charges required to reduce the carrying value of the assets that were disposed of to net realizable value as of the planned date of disposal. At year end 2002, $1.9 million remained accrued for severance and related costs (included in "Accrued payroll and employee benefits" in the Consolidated Balance Sheet), associated with long-term severance contracts, which will be paid through 2004. All amounts related to asset impairments were utilized.

NOTE 11.  PENSIONS AND OTHER POSTRETIREMENT BENEFITS

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

                           AVERY DENNISON CORPORATION

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                                                                   Postretirement
                                                                   Pension Benefits                               Health Benefits
-----------------------------------------------------------------------------------------------      ----------------------------
                                                           2002                    2001                   2002           2001
(In millions)                                         U.S.       Int'l        U.S.       Int'l                    U.S.
-------------------------------------------------------------- --------------------------------      ----------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year            $   340.1   $   189.5    $  309.8   $  176.9         $     45.7     $     26.1
Service cost                                             9.4         6.4         8.1        5.3                 .9             .7
Interest cost                                           24.0        12.2        23.3       10.7                2.8            2.5
Participant contribution                                   -         2.3           -        2.0                  -              -
Amendments                                               (.2)         .2           -         .2                  -              -
Actuarial loss                                          12.1        13.7        19.0        4.4                2.3           18.8
Plan transfer                                            5.6           -         3.5          -                  -              -
Benefits paid                                          (25.4)       (6.5)      (23.6)      (5.9)              (4.1)          (2.4)
Acquisition                                                -         8.9           -          -                  -              -
Foreign currency translation                               -        31.2           -       (4.1)                 -              -
-------------------------------------------------------------- --------------------------------      ----------------------------
Benefit obligation at end of year                  $   365.6   $   257.9    $  340.1   $  189.5         $     47.6     $     45.7
-------------------------------------------------------------- --------------------------------      ----------------------------

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year     $   396.9   $   217.5    $  415.1   $  235.8                  -              -
Actual return on plan assets                           (26.2)      (23.7)         .8       (7.0)                 -              -
Plan transfer                                            5.6           -         3.5          -                  -              -
Employer contribution                                   16.0         4.4         1.1        1.7         $      4.1     $      2.4
Participant contribution                                   -         2.3           -        1.9                  -              -
Benefits paid                                          (25.4)       (6.5)      (23.6)      (5.9)              (4.1)          (2.4)
Foreign currency translation                               -        15.6           -       (9.0)                 -              -
-------------------------------------------------------------- --------------------------------      ----------------------------
Fair value of plan assets at end of year           $   366.9   $   209.6    $  396.9   $  217.5         $        -     $        -
-------------------------------------------------------------- --------------------------------      ----------------------------

FUNDED STATUS OF THE PLANS:
Plan assets in excess of (less than) benefit
 obligation                                        $     1.3   $   (48.2)   $    56.7  $   28.1         $    (47.6)    $    (45.7)
Unrecognized net actuarial loss (gain)                  75.6        91.2        (5.6)      18.7               12.1            9.9
Unrecognized prior service cost                         (3.2)        5.2        (3.1)       5.1                1.0            1.1
Unrecognized net asset                                  (1.2)       (7.2)       (1.9)      (8.4)                 -              -
-------------------------------------------------------------- --------------------------------      ----------------------------
Net amount recognized                              $    72.5   $    41.0        46.1   $   43.5         $    (34.5)    $    (34.7)
-------------------------------------------------------------- --------------------------------      ----------------------------

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE
 SHEET CONSIST OF:
Prepaid benefit cost                               $   106.9   $    36.3    $   90.0   $   52.3                  -              -
Accrued benefit liability                              (89.7)      (48.0)      (64.7)      (8.8)        $    (34.5)    $    (34.7)
Intangible asset                                         5.4         5.2         6.5          -                  -              -
Other comprehensive income                              49.9        47.5        14.3          -                  -              -
-------------------------------------------------------------- --------------------------------      ----------------------------
Net amount recognized                              $    72.5   $    41.0    $   46.1   $   43.5        $     (34.5)    $    (34.7)
-------------------------------------------------------------- --------------------------------      ----------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for U.S. plans were $246.4 million, $244.2 million and $154.7 million, respectively, at year end 2002, and $227.6 million, $224.8 million and $162.1 million, respectively, at year end 2001.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for international plans were $125.4 million, $114.9 million and $68.8 million, respectively, at year end 2002, and $12.8 million, $12.1 million and $3.9 million, respectively, at year end 2001.

                           AVERY DENNISON CORPORATION

                                                                                                                    Postretirement
                                                                    Pension Benefits                               Health Benefits
----------------------------------------------------------------------------------------------------------------------------------
                                                        2002              2001              2000             2002     2001    2000
                                                    U.S.    Int'l      U.S.   Int'l     U.S.    Int'l               U.S.
----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS USED:
Discount rate                                        7.0%     5.5%      7.3%    5.9%     7.8%     6.2%       7.00%    7.25%   7.75%
Expected long-term rate of return on plan assets     9.5      7.1       9.8     7.5     10.0      7.8           -        -       -
Rate of increase in future compensation levels       3.6      2.6       4.1     3.7      4.0      4.0           -        -       -
==================================================================================================================================

The following table sets forth the components of net periodic benefit (income) cost:

                                                                                                               Postretirement
                                                  Pension Benefits                                            Health Benefits
---------------------------------------------------------------------------------------------------    ----------------------
                                              2002                 2001                 2000            2002    2001    2000
(In millions)                             U.S.      Int'l       U.S.      Int'l      U.S.     Int'l             U.S.
---------------------------------------------------------------------------------------------------    ----------------------
COMPONENTS OF NET PERIODIC BENEFIT
 (INCOME) COST:
Service cost                          $    9.4   $    6.4   $    8.1   $    5.3   $   6.5   $   5.5    $   .9  $   .7   $  .6
Interest cost                             24.0       12.2       23.3       10.7      22.3      10.0       2.9     2.5     1.9
Expected return on plan assets           (41.0)     (16.8)     (39.2)     (16.4)    (36.8)    (16.4)        -       -       -
Recognized net actuarial (gain) loss      (2.1)        .5       (3.4)       (.2)     (1.6)      (.3)        -       -     (.4)
Amortization of prior service cost          .2         .4         .5         .3        .5        .3        .1      .1      .1
Amortization of transition
 obligation or asset                       (.7)      (1.1)       (.7)      (1.0)      (.7)     (1.2)        -       -       -
Curtailment                                (.2)       (.2)         -          -         -         -         -       -       -
---------------------------------------------------------------------------------------------------    ----------------------
Net periodic benefit (income) cost    $  (10.4)  $    1.4   $  (11.4)  $   (1.3)  $  (9.8)  $  (2.1)   $  3.9  $  3.3   $ 2.2
===================================================================================================    ======================

For measurement purposes, an 11 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate is expected to decrease to 6 percent by 2008.

An one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                          One-percentage-point  One-percentage-point
(In millions)                                                        increase               decrease
----------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components   $                .4   $                (.4)
Effect on postretirement benefit obligation                               4.6                   (4.0)
----------------------------------------------------------------------------------------------------

As a result of changes in assumptions and the negative return on plan assets during 2002 and 2001, an additional minimum pension liability of $34.5 million and $20.2 million, respectively, for U.S. pension plans and an additional minimum pension liability of $52.7 million in 2002 for international pension plans is reflected in the Company's Consolidated Balance Sheet. There was no additional minimum pension liability for international pension plans in 2001. These transactions generated an additional intangible pension asset or liability of $(1.1) million and $6.2 million, respectively, in 2002 and 2001 for U.S. pension plans and $5.2 million in 2002 for international pension plans with a charge to equity for the remainder. There was no additional intangible pension asset recognized in 2001 for international pension plans.

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

                           AVERY DENNISON CORPORATION

ESOP expense is accounted for under the cost of shares allocated method. Total ESOP (income) expense for 2002, 2001 and 2000 was $(.1) million, $.1 million and $(1.6) million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $.8 million and $1.8 million in 2002 and 2001, respectively. There were no Company contributions to pay interest or principal on ESOP borrowings for 2000.

Interest costs incurred by the ESOPs for 2002, 2001 and 2000 were $.5 million, $1.2 million and $1.7 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.6 million in 2002, 2001 and 2000.

Consolidated expense (income) for all defined contribution plans (including total ESOP expense) for 2002, 2001 and 2000 was $1.6 million, $1.7 million and $(.5) million, respectively. Of the total shares held by the ESOP, 4.1 million shares were allocated and 1.1 million shares were unallocated at year end 2002, and 4.7 million shares were allocated and 1.3 million shares were unallocated at year end 2001.

OTHER RETIREMENT PLANS

The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2002 and 2001, the Company had accrued $114 million and $115.9 million, respectively, for its obligations under these plans. These obligations are secured by standby letters of credit of $82.5 million for 2002 and $127.6 million for 2001. The Company's expense, which includes Company contributions and interest expense, was $10 million, $12.7 million and $11.5 million for 2002, 2001 and 2000, respectively. A portion of the interest may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" in the Consolidated Balance Sheet was $109.8 million and $101.4 million at year end 2002 and 2001, respectively.

NOTE 12.  SEGMENT INFORMATION

The Company manages its business in two operating segments: Pressure-sensitive Adhesives and Materials and Consumer and Converted Products. The segments were determined based upon the types of products produced and markets served by each segment. The Pressure-sensitive Adhesives and Materials segment manufactures pressure-sensitive adhesives and base materials that are sold primarily to converters and label printers for further processing. Products in this segment include Fasson-brand papers, films and foils, graphic and reflective films, specialty tapes and chemicals. The Consumer and Converted Products segment manufactures products for home, school and office uses, and for the retail industry and original-equipment manufacturers. This segment includes Avery-brand labels and other consumer products, custom labels, tickets and tags, high performance specialty films and labels, battery labels, postage stamps, automotive applications and fasteners.

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

The Company does not disclose total assets by operating segment since the Company does not produce and review such information internally. The Company does not disclose revenues from external customers for each product because it is impracticable to do so. As the Company's reporting structure is not organized by country, results by individual country are not provided because it is impracticable to do so.

                           AVERY DENNISON CORPORATION

Financial information by operating segment is set forth below:

(In millions)                                  2002/(2)/     2001/(3)/          2000
------------------------------------------------------------------------------------
NET SALES:
Pressure-sensitive Adhesives and Materials    $  2,568.0    $  2,188.8    $  2,136.4
Consumer and Converted Products                  1,811.7       1,783.8       1,898.3
Intersegment/(1)/                                 (172.8)       (169.3)       (141.2)
------------------------------------------------------------------------------------
Net sales                                     $  4,206.9    $  3,803.3    $  3,893.5
====================================================================================
INCOME FROM OPERATIONS BEFORE TAXES:
Pressure-sensitive Adhesives and Materials    $    198.0    $    192.1    $    212.4
Consumer and Converted Products                    245.5         244.4         293.2
Corporate administrative and research and
 development expenses                              (35.0)        (26.5)        (24.7)
Interest expense                                   (43.7)        (50.2)        (54.6)
------------------------------------------------------------------------------------
Income before taxes                           $    364.8    $    359.8    $    426.3
====================================================================================
CAPITAL EXPENDITURES:
Pressure-sensitive Adhesives and Materials    $     93.3    $     75.7    $    110.8
Consumer and Converted Products                     49.2          48.9          74.2
Corporate                                            9.3          10.8          13.3
------------------------------------------------------------------------------------
Capital expenditures                          $    151.8    $    135.4    $    198.3
====================================================================================
DEPRECIATION EXPENSE:
Pressure-sensitive Adhesives and Materials    $     71.9    $     69.4    $     69.9
Consumer and Converted Products                     49.0          49.2          48.7
Corporate                                            6.2           5.5           7.4
------------------------------------------------------------------------------------
Depreciation expense                          $    127.1    $    124.1    $    126.0
====================================================================================

/(1)/ The majority of intersegment sales represent sales from the Pressure-sensitive Adhesives and Materials segment to the Consumer and Converted Products segment.
/(2)/ Results for 2002 include a pretax charge of $21.4 million for asset impairment charges and lease cancellation costs. This charge was recorded as follows: $17.2 million to the Pressure-sensitive Adhesives and Materials segment and $4.2 million to the Consumer and Converted Products segment. Results for 2002 also include a pretax cost reduction charge of $10.7 million. This charge was recorded as follows: $4.8 million to the Pressure-sensitive Adhesives and Materials segment and $5.9 million to the Consumer and Converted Products segment. See Note 10 "Components of Other Income and Expense" for further information.
/(3)/ Results for 2001 include a pretax gain of $20.2 million from the sale of the Company's specialty coatings business included in the Pressure-sensitive Adhesives and Materials segment results. Results for 2001 also include a pretax cost reduction charge of $19.9 million. This charge was recorded as follows: $7.6 million to the Pressure-sensitive Adhesives and Materials segment, $9.4 million to the Consumer and Converted Products segment, and $2.9 million to Corporate. See Note 10 "Components of Other Income and Expense" for additional information regarding the Company's 2001 cost reduction program.

                           AVERY DENNISON CORPORATION

Financial information relating to the Company's operations by geographic area is set forth below:

(In millions)                                  2002          2001          2000
-------------------------------------------------------------------------------
NET SALES:
U.S.                                   $    2,433.7   $   2,318.8   $   2,393.9
International                               1,941.5       1,561.7       1,539.9
Intersegment                                 (168.3)        (77.2)        (40.3)
-------------------------------------------------------------------------------
Net sales                              $    4,206.9   $   3,803.3   $   3,893.5
===============================================================================
PROPERTY, PLANT AND EQUIPMENT, NET:
U.S.                                   $      659.1   $     673.6   $     665.8
International                                 540.1         401.0         413.2
-------------------------------------------------------------------------------
Property, plant and equipment, net     $    1,199.2   $   1,074.6   $   1,079.0
===============================================================================

Revenues are attributed to geographic areas based on the location to which the product is shipped. The Company's international operations, conducted primarily in continental Europe, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company's business.

NOTE 13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                          First         Second          Third               Fourth
(In millions, except per share data)                    Quarter        Quarter   Quarter/(1)/   Quarter/(2)/ /(3)/
------------------------------------------------------------------------------------------------------------------
2002
Net sales                                            $    930.8     $  1,056.3   $    1,114.5   $          1,105.3
Gross profit                                              308.9          346.5          353.2                345.1
Net income                                                 64.8           73.8           63.1                 55.5
Net income per common share                                 .66            .75            .64                  .56
Net income per common share, assuming dilution              .66            .74            .64                  .56
------------------------------------------------------------------------------------------------------------------
2001
Net sales                                            $    963.2     $    960.8   $      966.7   $            912.6
Gross profit                                              319.0          311.8          312.8                296.6
Net income                                                 63.6           59.8           61.7                 58.1
Net income per common share                                 .65            .61            .63                  .60
Net income per common share, assuming dilution              .65            .61            .63                  .59
------------------------------------------------------------------------------------------------------------------
2000
Net sales                                            $    965.3     $    993.4   $    1,001.7   $            933.1
Gross profit                                              334.1          343.7          340.3                314.1
Net income                                                 70.2           72.8           73.0                 67.5
Net income per common share                                 .71            .74            .74                  .69
Net income per common share, assuming dilution              .70            .73            .73                  .69
==================================================================================================================

/(1)/ Results in the third quarter 2002 include a $15.2 million pretax charge for the disposition of fixed assets and lease cancellation costs associated with the integration of the Jackstadt operations, as well as the planned closure of a plant facility, costs to exit leases and other fixed asset impairments related to other businesses.
/(2)/ Results in the fourth quarter 2002 include a $10.7 million pretax charge for severance and related costs for cost reduction programs and the reorganization of manufacturing and administrative facilities in both of the Company's operating segments as well as a $6.2 million pretax charge for the disposition of fixed assets related to a reduction of costs in the Reflective business, as well as the Jackstadt integration.
/(3)/ Results in the fourth quarter 2001 include a pretax gain of $20.2 million for the sale of the Company's specialty coatings business and a pretax cost reduction charge of $19.9 million.

                           AVERY DENNISON CORPORATION

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

Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an audit committee, which consists solely of outside directors (see page 7 of the Company's Proxy Statement - Schedule 14A). The Committee meets periodically with financial management, internal auditors and the independent accountants to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent accountants and the Company's internal audit department have free access to meet with the Audit Committee without management's presence.

--------------------------------                  ------------------------------
Philip M. Neal                                    Daniel R. O'Bryant
Chairman and                                      Senior Vice President, Finance
Chief Executive Officer                           and Chief Financial Officer

                           AVERY DENNISON CORPORATION

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AVERY DENNISON CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No 142, "Goodwill and Other Intangible Assets." Accordingly, the Company ceased amortizing goodwill as of December 30, 2001.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
January 27, 2003

                           AVERY DENNISON CORPORATION

CORPORATE INFORMATION

COUNSEL
Latham & Watkins LLP
Los Angeles, California

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Los Angeles, California

TRANSFER AGENT-REGISTRAR
EquiServe Trust Company, N.A.
P.O.  Box 2500
Jersey City, NJ  07303-2500
(800) 756-8200
(201) 222-4955 (hearing impaired number) www.equiserve.com (Web site)

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 1:30 pm, Thursday, April 24, 2003, in the Conference Center of Avery Dennison's Charles D. Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

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

                           AVERY DENNISON CORPORATION

STOCK AND DIVIDEND DATA

Common shares of Avery Dennison are listed on the New York and Pacific stock exchanges.
Ticker symbol:  AVY

                                                                  2002                      2001
                                                        -----------------------    --------------------
                                                              High         Low          High        Low
-------------------------------------------------------------------------------------------------------
MARKET PRICE
First Quarter                                           $    64.00  $    53.63     $   56.25  $   50.50
Second Quarter                                               69.49       59.64         60.24      48.88
Third Quarter                                                65.23       52.86         52.24      44.39
Fourth Quarter                                               65.69       55.21         56.81      46.30
=======================================================================================================
Prices shown represent closing on the NYSE

                                                                          2002                     2001
-------------------------------------------------------------------------------------------------------
DIVIDENDS PER COMMON SHARE
First Quarter                                                       $      .33                $     .30
Second Quarter                                                             .33                      .30
Third Quarter                                                              .33                      .30
Fourth Quarter                                                             .36                      .33
-------------------------------------------------------------------------------------------------------
Total                                                               $     1.35                $    1.23
=======================================================================================================

Number of shareholders of record as of year end 2002                                             11,765
=======================================================================================================