Form 10-K, Exhibit 13
period 2003-12-27
AVERY DENNISON CORPORATION
filed 2004-03-11
CIK 8818

Exhibit 13

AVERY DENNISON CORPORATION

FINANCIAL OVERVIEW

(In millions, except per share amounts)	2003	2002	2001
FOR THE YEAR:
Net sales from continuing operations	$4,762.6	$4,155.9	$3,755.5
Net income	267.9	257.2	243.2
Net income as a percent of sales	5.6	6.2	6.5
Net income per common share, assuming dilution	$2.68	$2.59	$2.47
Dividends per common share	1.45	1.35	1.23
Capital expenditures	201.4	150.4	133.0
Return on average shareholders’ equity (percent)	22.3	25.7	27.4

FIVE-YEAR SUMMARY

	5 Year Compound Growth Rate	2003(1)		2002(2)		2001(3)		2000		1999(4)
(In millions, except per share amounts)		Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%
FOR THE YEAR
Net sales	6.6%	$4,762.6	100.0	$4,155.9	100.0	$3,755.5	100.0	$3,845.0	100.0	$3,726.1	100.0
Gross profit	5.0	1,458.0	30.6	1,335.6	32.1	1,223.0	32.6	1,315.3	34.2	1,266.8	34.0
Marketing, general and administrative expense	6.0	1,034.9	21.7	905.2	21.8	823.3	21.9	843.7	21.9	836.7	22.5
Interest expense	10.8	57.7	1.2	44.0	1.1	50.7	1.4	56.4	1.5	44.7	1.2
Income from continuing operations (before taxes)	(.1)	334.9	7.0	354.3	8.5	349.3	9.3	415.2	10.8	320.4	8.6
Taxes on income	(4.1)	92.1	1.9	104.5	2.5	113.0	3.0	139.1	3.6	111.5	3.0
Income from continuing operations	1.7	242.8	5.1	249.8	6.0	236.1	6.3	276.1	7.2	208.9	5.6
Income from discontinued operations, net of tax	N/A	25.1	N/A	7.4	N/A	7.1	N/A	7.4	N/A	6.5	N/A
Net income	3.7	267.9	5.6	257.2	6.2	243.2	6.5	283.5	7.4	215.4	5.8

(In millions, except per share amounts)	5 Year Compound Growth Rate	2003		2002		2001		2000		1999
PER SHARE INFORMATION
Income per common share from continuing operations	2.2%	$2.45		$2.54		$2.42		$2.81		$2.11
Income per common share from continuing operations, assuming dilution	2.5	2.43		2.51		2.40		2.77		2.06
Net income per common share	4.2	2.70		2.61		2.49		2.88		2.17
Net income per common share, assuming dilution	4.5	2.68		2.59		2.47		2.84		2.13
Dividends per common share	10.8	1.45		1.35		1.23		1.11		.99
Average common shares outstanding	(.4)	99.4		98.5		97.8		98.3		99.2
Average common shares outstanding, assuming dilution	(.8)	100.0		99.4		98.6		99.8		101.3
Book value at fiscal year end	9.7	$13.24		$10.64		$9.49		$8.49		$8.20
Market price at fiscal year end	4.0	54.71		59.05		56.20		54.88		72.88
Market price range		47.75 63.51	to	52.86 69.49	to	44.39 60.24	to	43.31 78.00	to	39.75 72.88	to

AT YEAR END
Working capital(5)		$(55.1)		$(85.3)		$27.4		$178.0		$101.8
Property, plant and equipment, net(5)		1,289.8		1,184.4		1,060.0		1,064.5		1,032.8
Total assets		4,105.3		3,652.4		2,909.6		2,766.3		2,647.1
Long-term debt(5)		887.7		837.2		626.7		772.3		617.4
Total debt(5)		1,180.3		1,144.2		849.7		826.6		685.6
Shareholders’ equity		1,318.7		1,056.4		929.4		828.1		809.9
Number of employees		20,300		20,500		17,300		17,900		17,400

OTHER INFORMATION
Depreciation expense(5)		$143.9		$125.1		$122.1		$124.0		$125.1
Research and development expense		74.8		74.5		69.9		67.8		64.3
Effective tax rate		27.5%		29.5%		32.4%		33.5%		34.8%
Long-term debt as a percent of total long-term capital		40.2		44.2		40.3		48.3		43.3
Total debt as a percent of total capital		47.2		52.0		47.8		50.0		45.8
Return on average shareholders’ equity (percent)		22.3		25.7		27.4		34.6		27.1
Return on average total capital (percent)		14.3		15.8		16.2		19.6		17.0

(1)	Results for 2003 include a pretax charge of $30.5 million for asset impairments, restructuring costs, lease cancellation charges and net losses associated with several product line divestitures, partially offset by a gain from settlement of a lawsuit. Additionally, results for 2003 included a pretax gain on sale of discontinued operations of $25.5 million.
(2)	Results for 2002 include a pretax charge for asset impairments and lease cancellation costs of $21.4 million, as well as a pretax charge of $10.7 million related to severance.
(3)	Results for 2001 include a pretax gain of $20.2 million for the sale of the Company’s specialty coatings business and a pretax cost reduction charge of $19.9 million.
(4)	Results for 1999 include a pretax cost reduction charge of $65 million.
(5)	Certain amounts for prior years were reclassified to conform with the current year presentation.

AVERY DENNISON CORPORATION

CONSOLIDATED BALANCE SHEET

(Dollars in millions)	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$29.5	$22.8
Trade accounts receivable, less allowances of $54.2 and $45.9 for 2003 and 2002, respectively	833.2	723.4
Inventories, net	406.1	342.1
Deferred taxes	29.5	25.7
Other current assets	142.6	101.5

Total current assets	1,440.9	1,215.5
Property, plant and equipment, net	1,289.8	1,184.4
Goodwill	716.6	618.2
Other intangibles resulting from business acquisitions, net	151.3	147.9
Other assets	506.7	486.4

	$4,105.3	$3,652.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term and current portion of long-term debt	$292.6	$307.0
Accounts payable	548.5	438.6
Accrued payroll and employee benefits	156.9	178.7
Accrued trade rebates	134.4	119.7
Other accrued liabilities	272.5	181.2
Income taxes payable	91.1	70.9

Total current liabilities	1,496.0	1,296.1
Long-term debt	887.7	837.2
Long-term retirement benefits and other liabilities	335.5	304.2
Non-current deferred taxes	67.4	74.0
Other long-term obligation	—	84.5

Commitments and contingencies (see Notes 7 and 9)

Shareholders’ equity:
Common stock, $1 par value, authorized – 400,000,000 shares at year end 2003 and 2002; issued – 124,126,624 shares at year end 2003 and 2002; outstanding – 99,569,383 shares and 99,303,840 shares at year end 2003 and 2002, respectively	124.1	124.1
Capital in excess of par value	703.7	740.2
Retained earnings	1,772.5	1,664.8
Cost of unallocated ESOP shares	(11.6)	(12.2)
Employee stock trusts, 10,897,033 shares and 11,163,451 shares at year end 2003 and 2002, respectively	(595.4)	(658.7)
Treasury stock at cost, 13,660,208 shares and 13,659,333 shares at year end 2003 and 2002, respectively	(597.0)	(596.9)
Accumulated other comprehensive loss	(77.6)	(204.9)

Total shareholders’ equity	1,318.7	1,056.4

	$4,105.3	$3,652.4

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)	2003	2002	2001
Net sales	$4,762.6	$4,155.9	$3,755.5
Cost of products sold	3,304.6	2,820.3	2,532.5

Gross profit	1,458.0	1,335.6	1,223.0
Marketing, general and administrative expense	1,034.9	905.2	823.3
Interest expense	57.7	44.0	50.7
Other expense (income), net	30.5	32.1	(.3)

Income from continuing operations before taxes and accounting change	334.9	354.3	349.3
Taxes on income	92.1	104.5	113.0

Income from continuing operations before accounting change	242.8	249.8	236.3
Income from discontinued operations, net of tax (including gain on disposal of $19.7, net of tax of $5.8 in 2003)	25.1	7.4	7.1

Income before accounting change	267.9	257.2	243.4
Cumulative effect of accounting change, net of tax	—	—	(.2)

Net income	$267.9	$257.2	$243.2

Per share amounts:
Net income per common share:
Continuing operations before accounting change	$2.45	$2.54	$2.42
Discontinued operations	.25	.07	.07
Cumulative effect of accounting change	—	—	—

Net income per common share	$2.70	$2.61	$2.49

Net income per common share, assuming dilution:
Continuing operations before accounting change	$2.43	$2.51	$2.40
Discontinued operations	.25	.08	.07
Cumulative effect of accounting change	—	—	—

Net income per common share, assuming dilution	$2.68	$2.59	$2.47

Dividends	$1.45	$1.35	$1.23

Average shares outstanding:
Common shares	99.4	98.5	97.8
Common shares, assuming dilution	100.0	99.4	98.6

Common shares outstanding at year end	99.6	99.3	97.9

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Dollars in millions)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Cost of unallocated ESOP shares	Employee stock trusts	Treasury stock	Accumulated other comprehensive income (loss)	Total
Fiscal year ended 2000	$124.1	$692.0	$1,448.3	$(15.3)	$(699.9)	$(615.7)	$(105.4)	$828.1
Comprehensive income:
Net income			243.2					243.2
Other comprehensive loss:
Foreign currency translation adjustment							(17.7)	(17.7)
Minimum pension liability adjustment							(14.3)	(14.3)
Effective portion of gains or losses on cash flow hedges							1.0	1.0

Other comprehensive loss							(31.0)	(31.0)

Total comprehensive income								212.2
Repurchase of .4 million shares for treasury, net of shares issued						(17.7)		(17.7)
Stock issued under option plans, net of $22.3 of tax and dividends paid on stock held in stock trusts		.2			40.4			40.6
Dividends: $1.23 per share			(135.4)					(135.4)
ESOP transactions, net				1.6				1.6
Employee stock benefit trust market value adjustment		15.0			(15.0)			—

Fiscal year ended 2001	124.1	707.2	1,556.1	(13.7)	(674.5)	(633.4)	(136.4)	929.4
Comprehensive income:
Net income			257.2					257.2
Other comprehensive loss:
Foreign currency translation adjustment							11.7	11.7
Minimum pension liability adjustment							(53.9)	(53.9)
Effective portion of gains or losses on cash flow hedges							(26.3)	(26.3)

Other comprehensive loss							(68.5)	(68.5)

Total comprehensive income								188.7
Treasury stock issued of .7 million shares for L&E acquisition						46.9		46.9
Repurchase of .2 million shares for treasury, net of shares issued						(10.4)		(10.4)
Stock issued under option plans, net of $26.5 of tax and dividends paid on stock held in stock trusts		(3.5)			52.3			48.8
Dividends: $1.35 per share			(148.5)					(148.5)
ESOP transactions, net				1.5				1.5
Employee stock benefit trust market value adjustment		36.5			(36.5)			—

Fiscal year ended 2002	124.1	740.2	1,664.8	(12.2)	(658.7)	(596.9)	(204.9)	1,056.4
Comprehensive income:
Net income			267.9					267.9
Other comprehensive income:
Foreign currency translation adjustment							150.7	150.7
Minimum pension liability adjustment							(27.8)	(27.8)
Effective portion of gains or losses on cash flow hedges							4.4	4.4

Other comprehensive income							127.3	127.3

Total comprehensive income								395.2
Repurchase of 875 shares for treasury, net of shares issued						(.1)		(.1)
Stock issued under option plans, net of $19.5 of tax and dividends paid on stock held in stock trusts		11.9			13.5			25.4
Dividends: $1.45 per share			(160.2)					(160.2)
ESOP transactions, net				.6	1.4			2.0
Employee stock benefit trust market value adjustment		(48.4)			48.4			—

Fiscal year ended 2003	$124.1	$703.7	$1,772.5	$(11.6)	$(595.4)	$(597.0)	$(77.6)	$1,318.7

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	2003	2002	2001
OPERATING ACTIVITIES
Net income	$267.9	$257.2	$243.2
Less: income from discontinued operations	25.1	7.4	7.1

Income from continuing operations	242.8	249.8	236.1
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	143.9	125.1	122.1
Amortization	35.4	25.7	31.4
Deferred taxes	(5.2)	22.2	3.0
Asset impairment and net loss (gain) on sale of assets of $.1, $3.2 and $(20.2) in 2003, 2002 and 2001, respectively	7.7	20.7	(.3)
Changes in assets and liabilities, net of the effect of business acquisitions and divestitures:
Trade accounts receivable	(40.8)	(41.5)	7.9
Inventories	(37.4)	(16.5)	1.7
Other current assets	(3.9)	.3	(4.6)
Accounts payable and accrued liabilities	46.3	141.7	(58.1)
Taxes on income	(17.6)	6.2	27.4
Long-term retirement benefits and other liabilities	(36.3)	(22.7)	(.8)

Net cash provided by operating activities from continuing operations	334.9	511.0	365.8

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(201.4)	(150.4)	(133.0)
Purchase of software	(22.8)	(20.1)	(50.3)
Payments for acquisitions	(6.9)	(397.4)	(64.2)
Proceeds from sale of assets	15.4	9.4	33.6
Proceeds from sale of business	58.8	—	—
Other	(8.7)	(16.8)	(52.4)

Net cash used in investing activities from continuing operations	(165.6)	(575.3)	(266.3)

FINANCING ACTIVITIES
Additional borrowings	417.9	697.0	364.8
Payments of debt	(447.7)	(508.5)	(335.8)
Dividends paid	(160.2)	(148.5)	(135.4)
Purchase of treasury stock	(.3)	(10.8)	(17.9)
Proceeds from exercise of stock options, net	5.5	22.1	17.4
Other	18.1	17.4	15.5

Net cash (used in) provided by financing activities from continuing operations	(166.7)	68.7	(91.4)

Effect of foreign currency translation on cash balances	4.1	(.7)	(.4)

Increase in cash and cash equivalents	6.7	3.7	7.7

Cash and cash equivalents, beginning of year	22.8	19.1	11.4

Cash and cash equivalents, end of year	$29.5	$22.8	$19.1

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Avery Dennison Corporation (the “Company”) is a worldwide manufacturer of pressure-sensitive adhesives and materials, and consumer and converted products. The Company’s major markets are in office products, data processing, health care, retail, transportation, industrial and durable goods, food and apparel. The Pressure-sensitive Adhesives and Materials segment contributes approximately 60 percent of the Company’s total sales, while the Consumer and Converted Products segment contributes approximately 40 percent of the Company’s total sales. Sales are generated primarily in the United States and continental Europe.

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

Financial Presentation

The Company sold its package label converting business in Europe in 2003. As a result, the Company’s previously reported consolidated financial statements for 2002 and 2001 have been restated to present the discontinued operations separate from continuing operations. See Note 2 “Discontinued Operations,” for further detail. Certain other prior year amounts have been reclassified to conform with the 2003 financial statement presentation.

Fiscal Year

The Company’s 2003, 2002 and 2001 fiscal years reflected 52-week periods ending December 27, 2003, December 28, 2002 and December 29, 2001, respectively. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks and short-term investments, with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)	2003	2002	2001
Interest, net of capitalized amounts	$49.5	$44.4	$50.0
Income taxes, net of refunds	122.2	91.6	95.1

In 2002, non-cash activities included the issuance of approximately $47 million in Avery Dennison common shares for the L&E acquisition and the assumption of approximately $100 million in debt from the Jackstädt acquisition. Refer to Note 3 “Acquisitions,” for further detail.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using methods that approximate both the first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. Inventories valued using the LIFO method comprised 30 percent and 34 percent of inventories before LIFO adjustment at year end 2003 and 2002, respectively. Inventories at year end were as follows:

(In millions)	2003	2002
Raw materials	$124.8	$100.9
Work-in-progress	92.7	81.1
Finished goods	204.6	176.8

Inventories at lower of FIFO cost or market (approximates replacement cost)	422.1	358.8
Less LIFO adjustment	(16.0)	(16.7)

	$406.1	$342.1

Note 1. Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment

Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2003	2002
Land	$57.1	$54.3
Buildings and improvements	579.3	530.1
Machinery and equipment	1,714.3	1,548.3
Construction-in-progress	149.6	122.7

	2,500.3	2,255.4
Accumulated depreciation	(1,210.5)	(1,071.0)

	$1,289.8	$1,184.4

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from five to fifty years for buildings and improvements and two to fifteen years for machinery and equipment. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of properties, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in net income.

Software

The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants’ Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and are included in “Other assets” in the Consolidated Balance Sheet. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, not to exceed ten years. Capitalized software costs were as follows:

(In millions)	2003	2002
Cost	$206.2	$176.4
Accumulated amortization	(83.6)	(63.0)

	$122.6	$113.4

Goodwill and Other Intangibles Resulting from Business Acquisitions

The Company accounts for all business combinations in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” All business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets and, as of the beginning of fiscal 2002, recorded no amortization on goodwill. Other acquisition intangibles are identified using the criteria included in this Statement, including trademarks and tradenames, patented and other acquired technology, customer relationships and other intangibles.

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” at the beginning of fiscal 2002. As required, the Company identified the following five reporting units for the purposes of performing the impairment tests for goodwill and other intangible assets. Materials, performance polymers and ventures and specialty tapes are reported in the Pressure-sensitive Adhesives and Materials segment. Office products and converting are reported in the Consumer and Converted Products segment. For the purposes of performing the required impairment tests, a present value (discounted cash flow) method was used to determine fair value of the materials, office products and converting reporting units. No goodwill and other intangible assets are associated with the performance polymers and ventures or specialty tapes reporting units. The Company performed its annual impairment test in the fourth quarter of 2003, with an assessment that no impairment had occurred. Other intangible assets deemed to have an indefinite life are tested for impairment by comparing the fair value of the asset to its carrying amount. The Company does not have other intangible assets with an indefinite life. See Note 4 “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for more information.

Foreign Currency Translation

All asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenue, costs and expenses are translated at the weighted-average currency rate, which prevailed during the fiscal year. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently. Operations in hyperinflationary economies consist of the Company’s operations in Turkey for 2003, 2002 and 2001. Gains and losses resulting from foreign currency transactions are included in income currently, except for gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements which are recorded directly to a component of other comprehensive income.

Transaction and translation losses decreased net income in 2003, 2002 and 2001 by $.9 million, $3.5 million and $2.7 million, respectively.

Note 1. Summary of Significant Accounting Policies (continued)

Financial Instruments

The Company enters into certain foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the United States of America. The Company also enters into certain interest rate contracts to help manage its exposure to interest rate fluctuations.

On the date the Company enters into a derivative contract, it determines whether the derivative will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheet at fair value, with changes in the fair value recognized currently in earnings. Those derivatives designated as hedges are classified as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge); or (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge). The Company generally does not hold or purchase any foreign currency or interest rate contracts for trading purposes.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, the Company prospectively discontinues hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive income, and the ineffective portion is reported currently in earnings. Amounts in accumulated other comprehensive loss are reclassified into earnings in the same period during which the hedged forecasted transaction is consummated. In the event the anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in earnings currently. Changes in fair value hedges are recognized currently in earnings. Changes in the fair values of underlying hedged items (such as unrecognized firm commitments) are also recognized currently in earnings and offset the changes in the fair value of the derivative.

Revenue Recognition

Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time title transfers to customers. Actual product returns are charged against estimated sales return allowances. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales.

Shipping and Handling Costs

Shipping and handling costs, which consist primarily of transportation charges incurred to move finished goods to customers, are included in “Cost of products sold” for the Pressure-sensitive Adhesives and Materials segment and in “Marketing, general and administrative expense” for the Consumer and Converted Products segment. Shipping and handling costs included in “Marketing, general and administrative expense” were $50.4 million, $46.4 million and $31.7 million for 2003, 2002 and 2001, respectively.

Advertising Costs

Advertising costs included in “Marketing, general and administrative expense” were $8.2 million, $8.3 million and $6.1 million for 2003, 2002 and 2001, respectively. The Company’s policy is to expense advertising costs as incurred.

Research and Development

Research and development costs are expensed as incurred. Research and development expense for 2003, 2002 and 2001 was $74.8 million, $74.5 million and $69.9 million, respectively.

Product Warranty

The Company provides for an estimate of costs that may be incurred under its basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect the Company’s warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

Product warranty liabilities were as follows:

(In millions)	2003	2002
Balance at beginning of year	$1.4	$1.3
Accruals for warranties issued	3.2	1.5
Payments	(2.1)	(1.4)

Balance at end of year	$2.5	$1.4

Note 1. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company’s policy is to price all stock option grants at fair market value on the date of grant. Under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

In accordance with the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosures,” the following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS No. 123:

(In millions, except per share amounts)	2003	2002	2001
Net income, as reported	$267.9	$257.2	$243.2
Compensation expense, net of tax	(19.4)	(16.5)	(12.6)

Pro forma net income	$248.5	$240.7	$230.6

Earnings per share, as reported	$2.70	$2.61	$2.49
Earnings per share, assuming dilution, as reported	2.68	2.59	2.47

Pro forma earnings per share	$2.50	$2.44	$2.36
Pro forma earnings per share, assuming dilution	2.49	2.42	2.34

Environmental Expenditures

Environmental expenditures are generally expensed, unless it is appropriate to capitalize. Environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews, on a quarterly basis, its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a minimum cost or a reasonable estimate of the cost of compliance or remediation can be determined, the applicable amount is accrued. For other potential liabilities, the timing of accruals coincides with the related ongoing site assessments. Potential insurance reimbursements are not recorded or offset against the liabilities and liabilities are not discounted.

Investment Tax Credits

Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

Note 1. Summary of Significant Accounting Policies (continued)

Net Income Per Share

Net income per common share amounts were computed as follows:

(In millions, except per share amounts)		2003	2002	2001
(A)	Income from continuing operations	$242.8	$249.8	$236.1
(B)	Income from discontinued operations	25.1	7.4	7.1

(C)	Net income available to common shareholders	267.9	257.2	243.2

(D)	Weighted average number of common shares outstanding	99.4	98.5	97.8
	Additional common shares issuable under employee stock options using the treasury stock method and contingently issuable shares under an acquisition agreement	.6	.9	.8

(E)	Weighted average number of common shares outstanding assuming the exercise of stock options and contingently issuable shares under an acquisition agreement	100.0	99.4	98.6

	Income from continuing operations per common share (A) ÷ (D)	$2.45	$2.54	$2.42
	Income from discontinued operations per common share (B) ÷ (D)	.25	.07	.07

	Net income per common share (C) ÷ (D)	$2.70	$2.61	$2.49

	Income from continuing operations per common share, assuming dilution (A) ÷ (E)	$2.43	$2.51	$2.40
	Income from discontinued operations per common share, assuming dilution (B) ÷ (E)	.25	.08	.07

	Net income per common share, assuming dilution (C) ÷ (E)	$2.68	$2.59	$2.47

Certain employee stock options were not included in the computation of net income per common share, assuming dilution, because these options would not have had a dilutive effect. The number of stock options excluded from the computation were 3.8 million, .2 million and 1.8 million for 2003, 2002 and 2001, respectively.

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, adjustments to the minimum pension liability and the gains or losses on the effective portion of cash flow and firm commitment hedges that are currently presented as a component of shareholders’ equity. The Company’s total comprehensive income was $395.2 million and $188.7 million for 2003 and 2002, respectively.

The components of accumulated other comprehensive loss at year end were as follows:

(In millions)	2003	2002
Foreign currency translation adjustment	$39.3	$(111.4)
Minimum pension liability	(96.0)	(68.2)
Net loss on derivative instruments designated as cash flow and firm commitment instruments	(20.9)	(25.3)

Total accumulated other comprehensive loss	$(77.6)	$(204.9)

Cash flow and firm commitment hedging instrument activity in other comprehensive income (loss), net of tax, was as follows:

(In millions)	2003	2002
Beginning accumulated derivative (loss) gain	$(25.3)	$1.0
Net gain reclassified to earnings	(1.4)	(.6)
Net change in the revaluation of hedging transactions	5.8	(25.7)

Ending accumulated derivative loss	$(20.9)	$(25.3)

Note 1. Summary of Significant Accounting Policies (continued)

In connection with the issuance of the $250 million 10-year Senior Notes in January 2003 (see Note 5 “Debt,” for further detail), the Company settled a forward starting interest rate swap at a loss of approximately $32.5 million. This unrecognized loss is being amortized to interest expense over 10 years, which corresponds to the term of the related debt. The pretax loss recognized during 2003 was approximately $2.4 million. The Company entered into the interest rate swap in May 2002 to secure the interest rate on the Company’s anticipated long-term debt issuance. The principal amount hedged was $250 million. Because of a shift in interest rates, an unrealized loss of approximately $37.4 million ($26.2 million, net of tax) was included in other comprehensive loss during 2002.

Recent Accounting Requirements

In December 2003, the Financial Accounting Standards Board (FASB) reissued Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.” The Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support. The provisions of this Interpretation will be effective for the Company for interim periods ending after March 15, 2004. The adoption of this Interpretation is not expected to have a significant impact on the Company’s financial results of operations and financial position, since the Company did not have an interest in any variable interest entities at December 27, 2003.

In December 2003, the FASB reissued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106.” This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” This Statement retains the disclosure requirements contained in the original SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised Statement also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The provisions of the original SFAS No. 132 will remain in effect until the provisions of this Statement are adopted. Certain new provisions are effective for financial statements with fiscal years ending after December 15, 2003, while other provisions are effective for fiscal years ending after June 15, 2004. The interim period disclosures are effective for interim periods beginning after December 15, 2003. See Note 12 “Pensions and Other Postretirement Benefits,” for disclosures required under the revised SFAS No. 132.

In August 2003, the consensus of Emerging Issues Task Force (EITF) Issue No. 03-4, “Determining the Classification and Benefit Attribution Method for a ‘Cash Balance’ Pension Plan” was published. EITF Issue No. 03-4 determines that for the purposes of applying SFAS No. 87, “Employers’ Accounting for Pensions,” the cash balance plan should be considered a defined benefit plan. The provisions of EITF Issue No. 03-4 were effective during the fourth quarter of 2003. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FASB Staff Position No. FAS 150-3, “Effective Date for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” was issued on November 7, 2003. This FASB Staff Position deferred the effective date for the classification and measurement provisions for certain mandatorily redeemable noncontrolling interests for an indefinite period. The other provisions of this Statement were effective for financial instruments entered into or modified after May 31, 2003, and otherwise were effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 for those provisions effective in the current period has not had a significant impact on the Company’s financial results of operations and financial position. The adoption of those provisions effective in 2004 is not expected to have a significant impact on the Company’s financial results of operations and financial position.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) used for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of this Statement were effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this Statement has not had a significant impact on the Company’s financial results of operations and financial position.

Note 1. Summary of Significant Accounting Policies (continued)

In March 2003, the consensus of EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor,” was published. EITF Issue No. 02-16 addresses how a reseller of a vendor’s products should account for cash consideration received from a vendor. The provisions of EITF Issue No. 02-16 were effective for new arrangements entered after December 31, 2002. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.

In March 2003, the consensus of EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” was published. EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The provisions of EITF Issue No. 00-21 were effective in fiscal periods beginning after June 15, 2003. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. The provisions of this Statement were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has continued to use the intrinsic value method of accounting for stock-based compensation in 2003 in accordance with APB Opinion No. 25. The Company, however, has adopted the disclosure provisions of SFAS No. 148 as presented in “Stock-Based Compensation” in this Note.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation clarifies the requirements for a guarantor’s accounting for and disclosures of certain guarantees issued and outstanding. This Interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The disclosure provisions of the Interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002, and applicable disclosures are presented in Notes 1, 3, 5 and 9 of these consolidated financial statements. The initial recognition and initial measurement provisions of this Interpretation were effective during the beginning of fiscal 2003. The adoption of this Interpretation has not had a significant impact on the Company’s financial results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date an entity commits to an exit plan. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement were effective for new restructuring activities subsequent to December 31, 2002. The adoption of SFAS No. 146 affects the timing of the recognition of future costs associated with exit or disposal activities and did not affect previous charges related to such activities. The adoption of this Statement impacted the timing of recognition of liabilities associated with the fourth quarter of 2003 integration and productivity improvement initiatives detailed in Note 11 “Components of Other Income and Expense.”

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 were effective at the beginning of 2003. All other provisions were effective May 16, 2002. The adoption of this Statement has not had a significant impact on the Company’s financial results of operations and financial position.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the

Note 1. Summary of Significant Accounting Policies (continued)

long-lived asset. All provisions of this Statement were effective at the beginning of fiscal 2003. The adoption of this Statement has not had a significant impact on the Company’s financial results of operations and financial position.

Related Party Transactions

From time to time, the Company enters into transactions in the normal course of business with related parties. The Company believes that such transactions are at arm’s-length and for terms that would have been obtained from unaffiliated third parties. One of the Company’s directors, Mr. Peter W. Mullin, is the chairman, chief executive officer and a director of MC Insurance Services, Inc. (“MC”), Mullin Insurance Services, Inc. (“MINC”) and PWM Insurance Services, Inc. (“PWM”), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the majority stockholder of MC, MINC and PWM. During 2003, 2002 and 2001, the Company paid premiums to insurance companies for life insurance placed by MC, MINC and PWM in connection with various Company employee benefit plans. In 2003, 2002 and 2001, MC, MINC and PWM earned commissions from such insurance companies in aggregate amounts of approximately $1.1 million, $1.3 million and $1.7 million, respectively, for the placement and renewal of this insurance. Mr. Mullin had direct and indirect interests related to these commissions of approximately $.7 million, $.9 million and $1 million in 2003, 2002 and 2001, respectively. The majority of these commissions were allocated to and used by MCP Insurance Services, LLC (an affiliate of MC) and another affiliate, to administer benefit plans and provide benefit statements to participants under various Company employee benefit plans. None of these transactions are significant to the financial position or results of operations of the Company.

Note 2. Discontinued Operations

In October 2003, the Company completed the sale of its package label converting business in Europe, which consisted of two package label converting facilities in Denmark, as well as a package label converting facility in France, to CCL Industries, Inc. Accordingly, the results for this business were accounted for as discontinued operations for all periods presented in these consolidated financial statements. This business was previously reported in the Company’s Consumer and Converted Products segment.

The cash proceeds from the sale were $58.8 million, from which the Company recognized a gain of $19.7 million in the fourth quarter of 2003, net of taxes of $5.8 million.

Summarized financial information for discontinued operations is as follows:

Combined Statement of Income
(In millions)	2003	2002	2001
Net sales	$44.1	$51.0	$47.8

Income before taxes	$7.9	$10.5	$10.5
Taxes on income	2.5	3.1	3.4

Income from operations, net of tax	5.4	7.4	7.1
Gain on sale of discontinued operations	25.5	—	—
Tax on gain from sale	5.8	—	—

Income from discontinued operations, net of tax	$25.1	$7.4	$7.1

Combined Balance Sheet
(In millions)	2002
Current assets	$11.6
Property, plant and equipment, net	14.8
Goodwill	10.5
Other assets	5
Current liabilities	(6.9)

Net assets held for sale	$30.5

Note 3. Acquisitions

In August 2003, the Company made a $1.9 million payment in final settlement of all future performance-related obligations pursuant to the amended stock purchase agreement with the former shareholders of Dunsirn Industries, Inc. (“Dunsirn”), a company acquired in 2001. In February 2003, the Company paid an additional $4.4 million related to meeting certain performance targets included in the

Note 3. Acquisitions (continued)

2001 stock purchase agreement with the shareholders of Dunsirn. These payments increased the excess of the cost-basis over the fair value of net tangible assets acquired related to Dunsirn to approximately $37 million, with the change entirely attributable to goodwill. The operations of Dunsirn are included within the Company’s Pressure-sensitive Adhesives and Materials segment.

On November 5, 2002, the Company acquired RVL Packaging, Inc. (“RVL”), a provider of brand identification products to apparel manufacturers and retailers. On the same day, the Company also acquired the assets of L&E Packaging (“L&E”), one of RVL’s suppliers. Both transactions included the acquisition of certain related entities. The RVL and L&E operations have been included in the Company’s Consumer and Converted Products segment as of the acquisition date.

The purchase price, net of cash acquired, for RVL and L&E was approximately $218 million, including cash of approximately $171 million and approximately $47 million in Avery Dennison common shares (743,108). The value of these common shares issued was determined based on the average closing market price of the Company’s common shares for a three-day period before and after the date the parties agreed to the number of shares to be issued (“Closing Price”).

The final allocation of the purchase price for RVL and L&E has been made and is included in these financial statements. In the event certain performance targets are met in 2004, the Company will be obligated to make an additional payment in early 2005. The total amount of this contingent payment is estimated to be approximately $.5 million. Because performance targets were not met in 2003, based on the same agreement, no additional payment is expected to be made in 2004. In addition, in the event the value of the Company’s common shares falls below the Closing Price, adjusted for dividends received, during the period from January 1, 2005 through December 31, 2007, the Company may be obligated to pay the difference in value, in the form of cash or common shares.

The excess of the cost-basis over the fair value of net tangible assets acquired from RVL and L&E was approximately $204 million, including goodwill of approximately $182 million and identified amortizable intangible assets of approximately $22 million. The allocation and useful lives of these identified intangible assets have not changed significantly from 2002. This goodwill is not expected to be deductible for U.S. tax purposes.

On May 17, 2002, the Company acquired Jackstädt GmbH (“Jackstädt”), a manufacturer of pressure-sensitive adhesive materials headquartered in Germany, with an international customer base. The purchase price, net of cash acquired, was approximately $312 million, which included approximately $212 million in cash and assumed debt of approximately $100 million. The final allocation of the purchase price has been made and is included in these financial statements. Jackstädt’s results of operations have been included in the Company’s Pressure-sensitive Adhesives and Materials segment as of the acquisition date.

The excess of the cost-basis over the fair value of net tangible assets acquired from Jackstädt was approximately $175 million, including goodwill of approximately $161 million and identified amortizable intangible assets of approximately $14 million. This goodwill is not expected to be deductible for tax purposes. The acquired intangible assets have a weighted-average useful life of seven years. These assets include approximately $11 million for tradenames (five-year weighted-average useful life) and approximately $3 million for customer relationships and other intangibles (twenty-year weighted-average useful life).

The Company has recognized certain costs related to exit activities and integration costs attributable to the Jackstädt acquisition. These costs have been recognized as part of the assumed liabilities totaling approximately $25 million included in “Other accrued liabilities” in the Consolidated Balance Sheet. At year end 2003, approximately $5 million of the $25 million remained accrued. The costs were primarily related to severance costs for involuntary terminations of approximately 560 employees of Jackstädt, to be paid through the end of 2004. Of the total positions eliminated under these actions, all of the employees had left the Company at the end of 2003. Also included were lease exit costs and costs to terminate contracts with sales agents.

The aggregate cost of acquired companies and contingent payments was approximately $9 million and $546 million in 2003 and 2002, respectively. Goodwill resulting from these business acquisitions was approximately $7 million and $326 million in 2003 and 2002, respectively. Intangibles resulting from these business acquisitions were approximately $1 million and $31 million in 2003 and 2002, respectively. These amounts do not include acquisition adjustments in subsequent years. Other acquisitions during 2003 and 2002 not described above were not significant to the consolidated position of the Company. Pro forma results for acquisitions in 2003 and 2001 are not presented, as the acquired businesses did not have a significant impact on the Company’s results of operations for those years.

Note 3. Acquisitions (continued)

The following represents the unaudited pro forma results of operations for the Company as though the acquisitions of Jackstädt, RVL and L&E had occurred at the beginning of the periods presented. The pro forma results included interest expense on additional debt that would have been needed to finance the purchases, amortization of intangibles that would have been acquired, and certain adjustments that would have been required to conform to the Company’s accounting policies. This pro forma information is for comparison purposes only, and is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods presented, nor is it necessarily indicative of future results.

(Unaudited) (In millions, except per share amounts)	2002	2001
Net sales from continuing operations	$4,539.0	$4,339.5

Net income	$260.4	$232.1

Net income per common share	$2.64	$2.36
Net income per common share, assuming dilution	2.62	2.34

Note 4. Goodwill and Other Intangibles Resulting from Business Acquisitions

Changes in the net carrying amount of goodwill from continuing operations for 2002 and 2003, by reportable segment, are as follows:

(In millions)	Consumer and Converted Products	Pressure- sensitive Adhesives and Materials	Total
Balance as of December 29, 2001	$139.6	$144.3	$283.9
Goodwill acquired during the period	176.2	150.3	326.5
Translation adjustments	10.1	(2.3)	7.8

Balance as of December 28, 2002	325.9	292.3	618.2
Goodwill acquired during the period	.7	6.3	7.0
Acquisition adjustments (see Note 3 “Acquisitions”)	12.1	20.4	32.5
Divestiture	(.9)	—	(.9)
Translation adjustments	17.9	41.9	59.8

Balance as of December 27, 2003	$355.7	$360.9	$716.6

Amortization expense on goodwill from continuing operations was $14.4 million for the year ended December 29, 2001.

The following table sets forth the Company’s other intangible assets at December 27, 2003 and December 28, 2002, which continue to be amortized:

	2003			2002
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable other intangible assets:
Tradenames and trademarks	$42.7	$18.5	$24.2	$36.6	$11.4	$25.2
Patented and other acquired technology	65.4	13.0	52.4	65.4	9.2	56.2
Customer relationships	84.1	11.3	72.8	70.1	6.1	64.0
Other intangibles	4.4	2.5	1.9	4.0	1.5	2.5

Total	$196.6	$45.3	$151.3	$176.1	$28.2	$147.9

Amortization expense on other intangible assets resulting from business acquisitions was $13.3 million for 2003, $9.7 million for 2002 and $7.3 million for 2001. The weighted-average amortization periods for intangible assets resulting from business acquisitions are twelve years for tradenames and trademarks, nineteen years for patented and other acquired technology, twenty-three years for customer relationships, seven years for other intangibles and nineteen years in total. Based on current information, estimated amortization expense for acquired intangible assets for each of the next five succeeding fiscal years is expected to be approximately $14 million, $13 million, $12 million, $9 million and $8 million, respectively.

Note 4. Goodwill and Other Intangibles Resulting from Business Acquisitions (continued)

As required by SFAS No. 142, the results for the prior years have not been restated. Had the Company applied the non-amortization provisions related to goodwill under SFAS No. 142 for all periods presented, the Company’s net income and earnings per share would have been as follows:

(In millions, except per share amounts)	2003	2002	2001
Reported net income	$267.9	$257.2	$243.2
Goodwill amortization, net of tax	—	—	13.8

Adjusted net income	$267.9	$257.2	$257.0

Basic earnings per share:
As reported	$2.70	$2.61	$2.49
Goodwill amortization	—	—	.14

Adjusted basic earnings per share	$2.70	$2.61	$2.63

Diluted earnings per share:
As reported	$2.68	$2.59	$2.47
Goodwill amortization	—	—	.14

Adjusted diluted earnings per share	$2.68	$2.59	$2.61

Note 5. Debt

Long-term debt and its respective weighted-average interest rates at December 27, 2003 consisted of the following:

(In millions)	2003	2002
Medium-term notes
Series 1993 at 6.7% – due 2004 through 2005	$28.0	$98.0
Series 1994 at 7.7% – due 2004	80.0	80.0
Series 1995 at 7.3% – due 2005 through 2025	100.0	100.0
Series 1997 at 6.6% – due 2007	60.0	60.0
Series 1998 at 5.9% – due 2008	50.0	50.0
Senior notes due 2013 at 4.9%	250.0	—
Senior notes due 2033 at 6.0%	150.0	—
Other long-term borrowings	7.7	13.5
Variable rate commercial paper borrowings at 2.24% classified as long-term	250.0	512.2
Less amount classified as current	(88.0)	(76.5)

	$887.7	$837.2

The Company’s medium-term notes have maturities from 2004 through 2025 and accrue interest at fixed rates.

Maturities of long-term debt during the years 2004 through 2008 are $88 million (classified as current), $74.8 million, $250.5 million, $60.4 million and $50.4 million, respectively, with $451.6 million maturing thereafter.

In January 2003, the Company refinanced $400 million of its variable rate commercial paper borrowings through the offering of $250 million of 4.9 percent Senior Notes due 2013 and $150 million of 6 percent Senior Notes due 2033. The aggregate $400 million refinancing was issued under the Company’s existing shelf registration statement filed with the Securities and Exchange Commission in the third quarter of 2001, permitting the Company to issue up to $600 million in debt and equity securities. After the issuance of the $400 million, there is $200 million remaining that is available for issuance for general corporate purposes, including acquisitions and capital expenditures, repaying, redeeming or repurchasing existing debt and for working capital.

Variable rate commercial paper borrowings at December 27, 2003 were $281.7 million with a weighted-average interest rate of 2.16 percent. Of these variable rate commercial paper borrowings, $31.7 million was classified as short-term debt and $250 million was classified as long-term debt, because the Company has the ability and intent to refinance this debt under its $250 million revolving credit agreement, discussed below.

Note 5. Debt (continued)

In April 2003, the Company issued $150 million one-year callable commercial notes at a weighted-average interest rate of 1.71 percent. This replaced the December 2002 issuance of $150 million one-year callable commercial notes at a weighted-average interest rate of 2.5 percent. In October 2003, the Company called $60 million of the notes issued in April 2003. The remaining $90 million was outstanding at year-end. In January 2004, the Company reissued the $60 million notes called in October 2003 at a weighted-average interest rate of 1.3 percent.

At December 27, 2003, the Company had $82.9 million of borrowings outstanding under foreign short-term lines of credit with a weighted-average interest rate of 8.9 percent.

The Company has a revolving credit agreement with four domestic banks to provide up to $250 million in borrowings through July 1, 2006. Financing available under this agreement is used as a commercial paper back-up facility and is available to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2003.

Available lines of credit included a 364-day revolving credit facility with eight domestic and foreign banks to provide up to $200 million in borrowings through December 3, 2004. The Company may annually extend the revolving period and due date with the approval of the banks or may convert the loan to a one-year term loan at the Company’s option. Financing available under this agreement is used as a commercial paper back-up facility and is available to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2003.

In addition, the Company has a 364-day revolving credit facility with one foreign bank to provide up to Euro 30 million ($36.9 million) in borrowings through May 25, 2004. The Company may annually extend the revolving period and due date with the approval of the bank. Financing under this agreement will be used to finance cash requirements in Europe. There was $5.5 million outstanding under this agreement as of year end 2003.

Uncommitted lines of credit were $313.6 million at year end 2003. The Company’s uncommitted lines of credit do not have a commitment expiration date, and may be cancelled at any time by the Company or the banks.

At December 27, 2003, the Company had available short-term financing arrangements totaling $435.9 million.

Commitment fees relating to the financing arrangements are not significant.

The Company’s total interest costs in 2003, 2002 and 2001 were $63.8 million, $47.6 million and $57.1 million, respectively, of which $6.1 million, $3.9 million and $6.9 million, respectively, were capitalized as part of the cost of assets constructed for the Company’s use.

The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on consolidated debt and consolidated interest expense in relation to certain measures of income. Under the loan agreements, the ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation and amortization may not exceed 3.5 to 1.0. The Company’s ratio at year end 2003 was 2.0 to 1.0. Consolidated earnings before interest and taxes, as a ratio to consolidated interest, may not be less than 3.5 to 1.0. The Company’s ratio at year end 2003 was 7.3 to 1.0.

The fair value of the Company’s debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debts of the same remaining maturities. At year end 2003 and 2002, the fair value of the Company’s total debt, including short-term borrowings, was $1.21 billion and $1.18 billion, respectively.

The Company had standby letters of credit outstanding of $195.5 million and $182.7 million at the end of 2003 and 2002, respectively. The aggregate contract amount of all outstanding standby letters of credit approximated fair value.

The Company guaranteed approximately $18.3 million of certain foreign subsidiaries’ obligations to their suppliers as of December 27, 2003.

In the first quarter of 1999, the Company recorded an obligation associated with the transaction with Steinbeis Holding GmbH, which combined substantially all of the Company’s office products businesses in Europe with Zweckform Büro-Produkte GmbH, a German office products supplier. This obligation of $84.5 million was reclassified from “Other long-term obligation” to the “Other accrued liabilities” line in the Consolidated Balance Sheet during the first quarter of 2003. This amount increased to $101.5 million at the end of 2003 reflecting the impact of changes in foreign currency exchange rates. The entire obligation was paid by the Company in February 2004.

Note 6. Financial Instruments

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, in the first quarter of 2001 and recorded a transition adjustment reducing net income by $.2 million, net of tax. This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value.

For purposes of this footnote, the terms “cash flow hedge,” “derivative instrument,” “fair value,” “fair value hedge,” “financial instrument,” “firm commitment,” and “highly effective” are used as these terms are defined in SFAS No. 133, as amended.

During 2003, the ineffectiveness related to cash flow hedges was not significant. The reclassification from other comprehensive loss to earnings was a net gain of approximately $1.4 million and $.6 million during 2003 and 2002, respectively. A net loss of approximately $2.3 million is expected to be reclassified from other comprehensive loss to earnings within the next 12 months. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted foreign currency transactions is generally 12 months.

In connection with the issuance of the $250 million 10-year Senior Notes in January 2003, the Company settled a forward starting interest rate swap at a loss of approximately $32.5 million. The loss is being amortized to interest expense over a 10-year period, which corresponds to the term of the related debt. The Company entered into the interest rate swap in May 2002 to secure the interest rate on the Company’s anticipated long-term debt issuance to finance the acquisition of Jackstädt. The principal amount hedged was $250 million. Because of a shift in interest rates, an unrealized loss of approximately $37.4 million was included in other comprehensive loss at the end of 2002.

A loss of approximately $2.7 million related to a net investment hedge was included in the foreign currency translation adjustment in 2002 reported in accumulated other comprehensive loss.

The carrying value of the foreign exchange forward contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net asset of approximately $2.3 million and $.5 million at the end of 2003 and 2002, respectively.

The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net asset of approximately $.1 million at the end of 2003 and 2002. The carrying value of the foreign exchange option contracts approximated the fair market value.

During 1998, the Company entered into a swap contract to hedge foreign currency commitments of approximately $9 million over a five-year period. In June 2003, this swap contract expired resulting in a loss of approximately $.6 million. The carrying value of this contract approximated fair value, which was an asset of approximately $.5 million at the end of 2002.

The counterparties to foreign exchange forward, option and swap contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, while the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

At year end 2003 and 2002, approximately 15 percent and 17 percent, respectively, of trade accounts receivable were from eight customers of the Company’s office products business. The Company does not require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis. The Company may be exposed to losses and maintains reserves in the event of nonpayment.

Note 7. Commitments

Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

Year	(In millions)
2004	$50.9
2005	40.8
2006	29.4
2007	21.4
2008	17.4
Thereafter	48.0

Total minimum lease payments	$207.9

Note 7.    Commitments (continued)

Operating leases relate primarily to office and warehouse space, electronic data processing and transportation equipment. The terms of these leases do not impose any significant restrictions or unusual obligations. There are no significant capital leases.

Rent expense for 2003, 2002 and 2001 was $65 million, $60 million and $50 million, respectively.

The Company’s total purchase obligations at December 27, 2003 were approximately $34 million, which included commitments to purchase inventory and services under long-term supply agreements.

Note 8. Taxes Based on Income

Taxes based on income were as follows:

(In millions)	2003	2002	2001
Current:
U.S. federal tax	$48.4	$43.0	$47.5
State taxes	8.3	3.3	7.5
International taxes	35.8	39.1	45.5

	92.5	85.4	100.5

Deferred:
U.S. federal tax	5.0	8.3	7.7
State taxes	–	2.7	.8
International taxes	2.9	11.2	7.4

	7.9	22.2	15.9

Taxes on income	$100.4	$107.6	$116.4

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)	2003	2002	2001
Computed tax at 35% of income from continuing operations before taxes	$117.2	$124.0	$122.3
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	5.4	3.8	4.9
Foreign earnings taxed at different rates	(22.0)	(12.1)	(9.1)
Tax credits	(4.5)	(6.9)	(5.6)
Other items, net	(4.0)	(4.3)	.5

Taxes on income from continuing operations	92.1	104.5	113.0

Taxes on income and gain on sale of discontinued operations	8.3	3.1	3.4

Taxes on income	$100.4	$107.6	116.4

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)	2003	2002	2001
U.S.	$152.0	$194.4	$182.8
International	182.9	159.9	166.5

Income from continuing operations before taxes	334.9	354.3	349.3

Income from discontinued operations before taxes	33.4	10.5	10.5

Income before taxes	$368.3	$364.8	$359.8

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries of approximately $918.6 million and $800 million at year ended 2003 and 2002, respectively, because such earnings are considered to be reinvested indefinitely or because U.S. income taxes on dividends would be substantially offset by foreign tax credits.

Note 8. Taxes Based on Income (continued)

Operating loss carryforwards of foreign subsidiaries for 2003 and 2002 are $125.6 million and $58.4 million, respectively, and there are no credit carryforwards for federal income tax purposes. Net operating losses of $37.3 million expire from 2004 through 2013, while net operating losses of $88.3 million can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss carryforwards not expected to be utilized.

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that give rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2003	2002
Accrued expenses not currently deductible	$27.1	$33.2
Net operating losses and foreign tax credit carryforwards	34.1	24.9
Postretirement and postemployment benefits	43.2	46.2
Pension costs	9.0	(13.3)
Depreciation and amortization	(138.2)	(136.7)
Inventory reserves	11.0	11.1
Other	3.3	3.9
Valuation allowance	(27.4)	(17.6)

Total net deferred tax liabilities	$(37.9)	$(48.3)

Note 9. Contingencies

The Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at eleven waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed upon. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

The Company has accrued liabilities for all sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites, and sites which could be identified in the future for cleanup, could be higher than the liability currently accrued. Amounts currently accrued are not significant to the consolidated financial position of the Company, and based upon current information, management believes that it is unlikely that the final resolution of these matters will significantly impact the Company’s consolidated financial position, results of operations or cash flows.

On April 14, 2003, the Company announced that it had been advised that the U.S. Department of Justice was challenging the proposed merger of UPM-Kymmene (“UPM”) and the MACtac division of Bemis Co., Inc. (“Bemis”) on the basis of its belief that in certain aspects of the label stock industry “the competitors have sought to coordinate rather than compete.” The Company also announced that it had been notified that the U.S. Department of Justice had initiated a criminal investigation into competitive practices in the label stock industry.

On April 15, 2003, the U.S. Department of Justice filed a complaint in the U.S. District Court for the Northern District of Illinois seeking to enjoin the proposed merger (“DOJ Merger Complaint”). The complaint, which set forth the U.S. Department of Justice’s theory of its case, included references not only to the parties to the merger, but also to an unnamed “Leading Producer” of North American label stock, which is the Company. The complaint asserted that “UPM and the Leading Producer have already attempted to limit competition between themselves, as reflected in written and oral communications to each other through high level executives regarding explicit anticompetitive understandings, although the extent to which these efforts have succeeded is not entirely clear to the United States at the present time.”

In connection with the U.S. Department of Justice’s investigation into the proposed merger, the Company produced documents and provided testimony by Messrs. Neal, Scarborough and Simcic (CEO, President and Group Vice President—Roll Materials Worldwide, respectively). On July 25, 2003, the United States District Court for the Northern District of Illinois entered an order enjoining the proposed merger. UPM and Bemis thereafter agreed to terminate the merger agreement. The Court’s decision incorporated a stipulation by the U.S. Department of Justice that the paper label industry is competitive.

Note 9. Contingencies (continued)

On April 24, 2003, Sentry Business Products, Inc. filed a purported class action in the United States District Court for the Northern District of Illinois against the Company, UPM, Bemis and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. The Company intends to defend these matters vigorously.

On May 6, 2003, Sekuk Global Enterprises filed a purported stockholder class action in the United States District Court for the Central District of California against the Company and Messrs. Neal, O’Bryant and Skovran (CEO, CFO and Controller, respectively) seeking damages and other relief for alleged disclosure violations pertaining to alleged unlawful competitive practices. Subsequently, another similar action was filed in the same court. On September 24, 2003, the Court appointed a lead plaintiff and approved lead and liaison counsel and ordered the two actions consolidated as the “In Re Avery Dennison Corporation Securities Litigation.” Pursuant to Court order and the parties’ stipulation, plaintiff filed a consolidated complaint in mid-February 2004. The court approved a briefing schedule for defendants’ motion to dismiss the consolidated complaint, with a contemplated hearing date in June 2004. Recently, plaintiffs’ counsel has proposed that the consolidated action be stayed pending the outcome of the government investigation of alleged anticompetitive conduct by the Company. There has been no discovery or other activity in the case and no trial date has been set. The Company intends to defend these matters vigorously.

On May 21, 2003, The Harman Press filed a purported class action in the Superior Court for the County of Los Angeles, California against the Company, UPM and UPM’s subsidiary Raflatac, seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Three similar complaints were filed in various California courts. The Company is attempting to have all these cases coordinated before a single Superior Court judge. A further similar complaint has been filed in the Superior Court for Maricopa County, Arizona. The Company intends to defend these matters vigorously.

On August 15, 2003, the U.S. Department of Justice issued a subpoena to the Company in connection with its criminal investigation into competitive practice in the label stock industry. The Company is cooperating in the investigation, and is producing documents in response to the subpoena.

The Board of Directors has created an ad hoc committee comprised of independent directors to oversee the foregoing matters.

The Company is unable to predict the effect of these matters at this time, although the effect may be adverse and material.

The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of the business. Based upon current information, management believes that the resolution of these matters will not materially affect the Company.

The Company participates in receivable financing programs, both domestically and internationally, with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At December 27, 2003, the Company had guaranteed $8.4 million.

In February 2003, the Company entered into a five-year operating lease on equipment that contains a residual value guarantee of $10.6 million. In the opinion of management, the amount guaranteed will not significantly impact the consolidated financial position of the Company.

Note 10. Shareholders’ Equity

Common Stock and Common Stock Repurchase Program

The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

In December 1997, the Company redeemed the outstanding preferred stock purchase rights and issued new preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock, and since such time, the Company has issued such rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $150 per one one-hundredth of a share until October 31, 2007. The rights will become exercisable if a person acquires 20 percent or more of the Company’s common stock or makes an offer, the consummation of which will result in the person’s owning 20 percent or more of the Company’s common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. If a person or group acquires 20 percent or more of the Company’s common stock, each right entitles the holder to purchase the Company’s common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of one cent per right at any time prior to a person’s or group’s acquiring 20 percent of the

Note 10. Shareholders’ Equity (continued)

Company’s common stock. The 20 percent threshold may be reduced by the Company to as low as 10 percent at any time prior to a person’s acquiring a percent of Company stock equal to the lowered threshold.

The Board of Directors has authorized the repurchase of an aggregate 40.4 million shares of the Company’s outstanding common stock. The acquired shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. At year end 2003, approximately 3.2 million shares were still available for repurchase pursuant to this authorization.

Stock Option and Incentive Plans

The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. The remaining shares available are held in the Company’s Employee Stock Benefit Trust (ESBT). The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.

The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company’s common stock on the date of the grant, whereas nonqualified options granted to employees may be issued at prices no less than par value. The Company’s policy is to price stock option grants at fair market value on the date of the grant and generally vest ratably over a two-year period for directors, or over a four-year period for employees, except that options may cliff-vest over a 3 to 9.75-year period for certain officers based on the Company’s performance. Unexercised options expire ten years from the date of grant.

The following table sets forth stock option information relative to these plans (options in thousands):

	2003		2002		2001
	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options
Outstanding at beginning of year	$51.10	6,942.4	$46.07	6,843.1	$40.75	6,071.2
Granted	55.66	1,490.8	62.80	1,384.4	54.72	1,929.6
Exercised	26.09	(267.1)	33.50	(1,050.1)	27.69	(902.0)
Forfeited or expired	56.41	(214.2)	51.88	(235.0)	49.95	(255.7)

Outstanding at year end	52.66	7,951.9	51.10	6,942.4	46.07	6,843.1
Options exercisable at year end	$46.64	3,428.1	$41.91	2,939.3	$36.72	3,079.4

The following table summarizes information on fixed stock options outstanding at December 27, 2003 (options in thousands):

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$15.28 to 50.72	2,240.3	4.1	$39.84	1,961.4	$38.36
51.13 to 59.16	4,213.2	8.1	55.89	1,224.6	56.85
59.18 to 68.31	1,498.4	8.6	62.71	242.1	62.08

$15.28 to 68.31	7,951.9	7.1	$52.66	3,428.1	$46.64

Note 10. Shareholders’ Equity (continued)

The weighted-average fair value of options granted during 2003, 2002 and 2001 was $11.71, $16.94 and $18.31, respectively. Option grant date fair values were determined using a Black-Scholes option pricing model. The underlying assumptions used were as follows:

	2003	2002	2001
Risk-free interest rate	3.86%	4.43%	5.14%
Expected stock price volatility	$21.41	$29.06	$33.37
Expected dividend yield	$2.59	$2.14	$2.30
Expected option term	7 years	7 years	10 years

Note 11. Components of Other Income and Expense

The Company recorded a charge of $34.3 million pretax in the fourth quarter of 2003 relating to integration actions and productivity improvement initiatives, as well as net losses associated with several production line divestitures. The 2003 charge involved both of the Company’s operating segments. Approximately 530 positions worldwide have been eliminated resulting in a pretax charge of $22 million in employee severance and related costs. The positions eliminated included approximately 180 employees in the Pressure-sensitive Adhesives and Materials segment, approximately 335 employees in the Consumer and Converted Products segment, and approximately 15 Corporate employees. Severance and related costs represent cash paid or to be paid to employees terminated under the program. At the end of 2003, $17.2 million remained accrued for severance and related costs (included in “Other accrued liabilities” in the Consolidated Balance Sheet). At the end of 2003, of the approximately 530 positions affected under these actions, approximately 230 employees (approximately 175 employees from the Consumer and Converted Products segment, approximately 45 employees from the Pressure-sensitive Adhesives and Materials segment, and approximately 10 Corporate employees) had left the Company. The Company expects to complete this cost reduction program in 2004.

Included in the fourth quarter of 2003 was a pretax charge of $8.2 million for asset impairments, planned disposition of fixed assets (land, buildings, machinery and equipment), lease cancellation charges and other associated costs. Of this charge, $4.2 million related to impairment of production software assets, $3.4 million related to planned disposition for property, plant and equipment ($2.5 million for buildings and land and $.9 million for machinery and equipment), $.3 million related to lease cancellation costs and $.3 million for other associated costs. The Company expects to pay the lease cancellation costs in 2004.

Other expense for 2003 also included a $9 million pretax gain from settlement of a lawsuit during the second quarter of 2003, which was partially offset by net losses from disposition of fixed assets during the year.

The Company recorded a charge in the fourth quarter of 2002 relating to cost reduction actions. The 2002 charge involved cost reduction programs and the reorganization of manufacturing and administrative facilities in both of the Company’s operating segments. The cost reduction efforts resulted in a pretax charge of $10.7 million, which consisted of employee severance and related costs for approximately 300 positions worldwide. The positions eliminated included approximately 80 employees in the Pressure-sensitive Adhesives and Materials segment and approximately 220 employees in the Consumer and Converted Products segment. Severance and related costs represent cash paid or to be paid to employees terminated under the program. At the end of 2003, $2.7 million remained accrued for severance and related costs (included in “Other accrued liabilities” in the Consolidated Balance Sheet). At the end of 2003, of the approximately 300 positions affected under these actions, approximately 295 employees (approximately 225 employees from the Consumer and Converted Products segment and approximately 70 employees from the Pressure-sensitive Adhesives and Materials segment) had left the Company. The Company expects to complete this cost reduction program in early 2004.

In the fourth quarter of 2002, the Company recorded a $6.2 million pretax charge for the disposition of fixed assets (comprised of machinery and equipment) related to a reduction of costs in the reflective business, as well as the Jackstädt integration. The charge related entirely to assets owned by the Company prior to the acquisition of Jackstädt.

In the third quarter of 2002, the Company recorded a $15.2 million pretax charge for the planned disposition of fixed assets (land, buildings, machinery and equipment) and lease cancellation costs associated with the integration of Jackstädt operations, as well as the closure of a plant facility, costs to exit leases and other fixed asset impairments related to other businesses. Approximately 60 percent of the charge related to the integration of Jackstädt. The charge was related entirely to assets and leases owned by the Company prior to the acquisition of Jackstädt. Of the $15.2 million charge, approximately $11.3 million related to asset impairments for property, plant and equipment ($1.3 million for buildings and $10 million for machinery and equipment) and $3.9 million related to lease cancellation costs. The Company expects to pay the lease cancellation costs through 2011. The lease contracts extend for a period of up to eight years at which time the accruals for these leases will be fully utilized.

Note 11. Components of Other Income and Expense (continued)

The table below details lease cancellation cost activities:

(In millions)	2003	2002
Beginning of the year	$3.7	—
Additional accrual	.3	$3.9
Cancellation costs paid	(.9)	(.2)

Accrued lease cancellation costs, end of the year	$3.1	$3.7

The Company recorded a charge in the fourth quarter of 2001 relating to cost reduction actions. The cost reduction efforts resulted in a pretax charge of $19.9 million, which consisted of employee severance and related costs of $13.1 million and asset impairments of $6.8 million. The final severance payments related to this action were completed in the fourth quarter of 2003.

In the fourth quarter of 2001, the Company sold its specialty coatings business, resulting in a pretax gain of $20.2 million.

Note 12. Pensions and Other Postretirement Benefits

Defined Benefit Plans and Postretirement Health Benefits

The Company sponsors a number of defined benefit plans covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company’s policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, as the Company’s actuarial consultants advise to be appropriate. Plan assets are invested in a diversified portfolio that consists primarily of equity securities. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by the Company’s U.S. defined benefit plan may be paid, in part, from an employee stock ownership plan.

The Company provides postretirement health benefits to certain U.S. retired employees up to the age of 65 under a cost-sharing arrangement, and supplemental Medicare benefits to certain U.S. retirees over the age of 65. The Company’s policy is to fund the cost of the postretirement benefits on a cash basis.

In January 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” in response to a new law regarding prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans. The Company is evaluating the impact of the new law and will defer recognition, as permitted by FSP 106-1, until authoritative guidance is issued.

The Company’s U.S. plan assets are invested in a diversified portfolio that consists primarily of equity and debt securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value and small and large capitalization stocks. The Company’s target plan asset investment allocations are 75 percent in equity securities and 25 percent in debt securities, subject to periodic fluctuations in the respective asset classes above.

The Company determines the long term rate of return for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, and taking into consideration that assets with higher volatility typically generate a greater return over the long run. Additionally, current market conditions, such as interest rates, are evaluated and peer data is reviewed to check for reasonability and appropriateness.

The Company uses a November 30 measurement date for the majority of its U.S. plans and a fiscal year end measurement date for its international plans.

The Company has adopted the applicable disclosure requirements of the reissued SFAS No. 132.

Note 12. Pensions and Other Postretirement Benefits (continued)

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension Benefits				Postretirement Health Benefits
	2003		2002		2003	2002
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.
Change in benefit obligation:
Benefit obligation at beginning of year	$365.6	$257.9	$340.1	$189.5	$47.6	$45.7
Service cost	12.3	8.5	9.4	6.4	1.4	.9
Interest cost	25.0	15.2	24.0	12.2	2.9	2.9
Participant contribution	—	2.7	—	2.3	—	—
Amendments	—	(4.1)	(.2)	.2	(15.2)	—
Actuarial loss	31.8	14.7	12.1	13.7	9.9	2.2
Plan transfer(1)	4.2	—	5.6	—	—	—
Benefits paid	(26.1)	(8.2)	(25.4)	(6.5)	(3.5)	(4.1)
Acquisition	—	—	—	8.9	—	—
Net transfer in(2)	—	4.8	—	—	—	—
Foreign currency translation	—	43.9	—	31.2	—	—

Benefit obligation at end of year	$412.8	$335.4	$365.6	$257.9	$43.1	$47.6

Accumulated benefit obligation at end of year	$406.9	$314.3	$363.2	$229.8

Change in plan assets:
Fair value of plan assets at beginning of year	$366.9	$209.6	$396.9	$217.5	$—	$—
Actual return on plan assets	46.9	17.1	(26.2)	(23.7)	—	—
Plan transfer(1)	4.2	—	5.6	—	—	—
Employer contribution	25.5	5.5	16.0	4.4	3.5	4.1
Participant contribution	—	2.7	—	2.3	—	—
Benefits paid	(26.1)	(7.2)	(25.4)	(6.5)	(3.5)	(4.1)
Foreign currency translation	—	36.8	—	15.6	—	—

Fair value of plan assets at end of year	$417.4	$264.5	$366.9	$209.6	$—	$—

Funded status of the plans:
Plan assets in excess of (less than) benefit obligation	$4.6	$(71.0)	$1.3	$(48.2)	$(43.1)	$(47.6)
Unrecognized net actuarial loss	101.1	120.3	75.6	91.2	21.4	12.1
Unrecognized prior service cost	(3.3)	.9	(3.2)	5.2	(13.8)	1.0
Unrecognized net asset	(.7)	(7.1)	(1.2)	(7.2)	—	—

Net amount recognized	$101.7	$43.1	$72.5	$41.0	$(35.5)	$(34.5)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost	$116.9	$45.8	$106.9	$36.3	$—	$—
Accrued benefit liability	(91.4)	(69.5)	(89.7)	(48.0)	(35.5)	(34.5)
Intangible asset	4.4	.9	5.4	5.2	—	—
Other comprehensive income	71.8	65.9	49.9	47.5	—	—

Net amount recognized	$101.7	$43.1	$72.5	$41.0	$(35.5)	$(34.5)

(1)	Plan transfer represents impact of transfer from Company’s Savings plan.
(2)	Net transfer in represents valuation of an additional pension plan.

Note 12. Pensions and Other Postretirement Benefits (continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for U.S. plans were $281.7 million, $277.5 million and $186.3 million, respectively, at year end 2003, and $246.4 million, $244.2 million and $154.7 million, respectively, at year end 2002.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for international plans were $162.9 million, $156.6 million and $92 million, respectively, at year end 2003, and $125.4 million, $114.9 million and $68.8 million, respectively, at year end 2002.

	Pension Benefits						Postretirement Health Benefits
	2003		2002		2001		2003	2002	2001
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	U.S.
Weighted-average assumptions used for determining year end obligations:
Discount rate	6.3%	5.3%	7.0%	5.5%	7.3%	5.9%	6.3%	7.0%	7.3%
Rate of increase in future compensation levels	3.6	2.6	3.6	2.6	4.1	3.7	—	—	—

The following table sets forth the components of net periodic benefit (income) cost:

	Pension Benefits						Postretirement Health Benefits
	2003		2002		2001		2003	2002	2001
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	U.S.
Components of net periodic benefit (income) cost:
Service cost	$12.3	$8.5	$9.4	$6.4	$8.1	$5.3	$1.4	$.9	$.7
Interest cost	25.0	15.2	24.0	12.2	23.3	10.7	2.9	2.9	2.5
Expected return on plan assets	(40.3)	(19.1)	(41.0)	(16.8)	(39.2)	(16.4)	—	—	—
Recognized net actuarial (gain) loss	(.3)	1.3	(2.1)	.5	(3.4)	(.2)	.6	—	—
Amortization of prior service cost	.1	.4	.2	.4	.5	.3	(.3)	.1	.1
Amortization of transition obligation or asset	(.5)	(1.1)	(.7)	(1.1)	(.7)	(1.0)	—	—	—
Curtailment	—	—	(.2)	(.2)	—	—	—	—	—

Net periodic benefit (income) cost	$(3.7)	$5.2	$(10.4)	$1.4	$(11.4)	$(1.3)	$4.6	$3.9	$3.3

	Pension Benefits						Postretirement Health Benefits
	2003		2002		2001		2003	2002	2001
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	U.S.
Weighted-average assumptions used for determining net periodic cost:
Discount rate	7.0%	5.5%	7.3%	5.9%	7.8%	6.2%	7.0%	7.3%	7.8%
Expected long-term rate of return on plan assets	9.0	6.8	9.5	7.1	9.8	7.5	—	—	—
Rate of increase in future compensation levels	3.6	2.6	4.1	3.7	4.0	4.0	—	—	—

For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate is expected to decrease to 6 percent by 2008.

Note 12. Pensions and Other Postretirement Benefits (continued)

An one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One-percentage-point increase	One-percentage-point decrease
Effect on total of service and interest cost components	$.4	$(.4)
Effect on postretirement benefit obligation	4.2	(3.6)

As a result of changes in assumptions during 2003 and 2002 and the negative return on plan assets in 2002, an additional minimum pension liability of $20.9 million and $34.5 million in 2003 and 2002, respectively, for U.S. pension plans and an additional minimum pension liability of $14.1 million and $52.7 million in 2003 and 2002, respectively, for international pension plans are reflected in the Company’s Consolidated Balance Sheet. These transactions generated an additional intangible pension asset or liability of $(1.0) million and $(1.1) million, respectively, in 2003 and 2002 for U.S. pension plans and $(4.3) million and $5.2 million in 2003 and 2002, respectively, for international pension plans with a charge to equity for the remainder.

The weighted-average asset allocations for the Company’s U.S. pension plans at December 31, 2003 and 2002, by asset category are as follows:

	2003	2002
Equity securities	78%	77%
Debt securities	22	23

Total	100%	100%

The Company expects to contribute a minimum of $7.4 million to its U.S. pension plans and approximately $3.9 million to its postretirement benefit plan in 2004.

Defined Contribution Plans

The Company sponsors various defined contribution plans worldwide with the largest being the one covering its U.S. employees, including a 401(k) savings plan. The Company matches participant contributions to the 401(k) savings plan based on a formula within the plan. The Avery Dennison Corporation Employee Savings Plan (Savings Plan) has a leveraged employee stock ownership plan (ESOP) feature, which allows the plan to borrow funds to purchase shares of the Company’s common stock at market prices. Savings Plan expense consists primarily of stock contributions from the ESOP feature to participant accounts.

ESOP expense is accounted for under the cost of shares allocated method. Total ESOP expense (income) for 2003, 2002 and 2001 was $.7 million, $(.1) million and $.1 million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $1.1 million, $.8 million and $1.8 million in 2003, 2002 and 2001, respectively.

Interest costs incurred by the ESOPs for 2003, 2002 and 2001 were $.3 million, $.5 million and $1.2 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.5 million in 2003 and $1.6 million in 2002 and 2001.

The cost of shares allocated for the ESOP for 2003, 2002 and 2001 was $2.2 million, $1.6 million and $1.7 million, respectively. Of the total shares held by the ESOP, 3.7 million shares were allocated and 1.0 million shares were unallocated at year end 2003, and 4.1 million shares were allocated and 1.1 million shares were unallocated at year end 2002.

Other Retirement Plans

The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2003 and 2002, the Company had accrued $129.4 million and $114 million, respectively, for its obligations under these plans. These obligations are secured by standby letters of credit of $75 million for 2003 and $82.5 million for 2002. The Company’s expense, which includes Company contributions and interest expense, was $11 million, $10 million and $12.7 million for 2003, 2002 and 2001, respectively. A portion of the interest may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet was $124.1 million and $109.8 million at year end 2003 and 2002, respectively.

Note 13. Segment Information

The Company manages its business in two operating segments: Pressure-sensitive Adhesives and Materials and Consumer and Converted Products. The segments were determined based upon the types of products produced and markets served by each segment. The Pressure-sensitive Adhesives and Materials segment manufactures pressure-sensitive adhesives and base materials that are sold primarily to converters and label printers for further processing. Products in this segment include Fasson-brand papers, films and foils, graphic and reflective films, specialty tapes and performance polymers. The Consumer and Converted Products segment manufactures products for home, school and office uses, and for the retail industry and original-equipment manufacturers. This segment includes Avery-brand labels and other consumer products, custom labels, tickets and tags, high performance specialty films and labels, battery labels, postage stamps, automotive applications and fasteners.

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

The Company does not disclose total assets by operating segment since the Company does not produce and review such information internally. The Company does not disclose revenues from external customers for each product because it is impracticable to do so. As the Company’s reporting structure is not organized by country, results by individual country are not provided because it is impracticable to do so.

Note 13. Segment Information (continued)

Financial information by operating segment from continuing operations is set forth below:

(In millions)	2003(2)	2002(3)	2001(4)
Net sales:
Pressure-sensitive Adhesives and Materials	$3,008.9	$2,568.0	$2,188.8
Consumer and Converted Products	1,936.5	1,760.7	1,735.9
Intersegment(1)	(182.8)	(172.8)	(169.2)

Net sales	$4,762.6	$4,155.9	$3,755.5

Income from operations before taxes:
Pressure-sensitive Adhesives and Materials	$206.9	$194.8	$192.1
Consumer and Converted Products	225.6	235.1	233.9
Corporate administrative and research and development expenses	(39.9)	(31.6)	(26.0)
Interest expense	(57.7)	(44.0)	(50.7)

Income before taxes	$334.9	$354.3	$349.3

Capital expenditures:
Pressure-sensitive Adhesives and Materials	$145.2	$93.3	$75.7
Consumer and Converted Products	51.7	47.8	46.5
Corporate	4.5	9.3	10.8

Capital expenditures	$201.4	$150.4	$133.0

Depreciation expense:
Pressure-sensitive Adhesives and Materials	$88.6	$71.9	$69.4
Consumer and Converted Products	48.5	47.0	47.2
Corporate	6.8	6.2	5.5

Depreciation expense	$143.9	$125.1	$122.1

(1)	The majority of intersegment sales represent sales from the Pressure-sensitive Adhesives and Materials segment to the Consumer and Converted Products segment.
(2)	Results for 2003 include a pretax charge of $30.5 million for asset impairments, restructuring costs, lease cancellation costs and net losses associated with several product line divestitures, partially offset by a gain from settlement of a lawsuit during the second quarter of 2003, of which the Pressure-sensitive Adhesives and Materials segment recorded $13.6 million, the Consumer and Converted Products segment recorded $21.8 million, and Corporate recorded ($4.9 million). See Note 11 “Components of Other Income and Expense” for further information.
(3)	Results for 2002 include a pretax charge of $21.4 million for asset impairment charges and lease cancellation costs. This charge was recorded as follows: $17.2 million to the Pressure-sensitive Adhesives and Materials segment and $4.2 million to the Consumer and Converted Products segment. Results for 2002 also include a pretax cost reduction charge of $10.7 million. This charge was recorded as follows: $4.8 million to the Pressure-sensitive Adhesives and Materials segment and $5.9 million to the Consumer and Converted Products segment. See Note 11 “Components of Other Income and Expense” for further information.
(4)	Results for 2001 include a pretax gain of $20.2 million from the sale of the Company’s specialty coatings business included in the Pressure-sensitive Adhesives and Materials segment results. Results for 2001 also include a pretax cost reduction charge of $19.9 million. This charge was recorded as follows: $7.6 million to the Pressure-sensitive Adhesives and Materials segment, $9.4 million to the Consumer and Converted Products segment, and $2.9 million to Corporate. See Note 11 “Components of Other Income and Expense” for additional information.

Note 13. Segment Information (continued)

Financial information relating to the Company’s continuing operations by geographic area is set forth below:

(In millions)	2003	2002	2001
Net sales:
U.S.	$2,497.9	$2,438.5	$2,374.6
International	2,479.9	1,895.8	1,537.0
Intersegment	(215.2)	(178.4)	(156.1)

Net sales	$4,762.6	$4,155.9	$3,755.5

Property, plant and equipment, net:
U.S.	$614.2	$659.4	$673.6
International	675.6	525.0	386.4

Property, plant and equipment, net	$1,289.8	$1,184.4	$1,060.0

Revenues are attributed to geographic areas based on the location to which the product is shipped. The Company’s international operations, conducted primarily in continental Europe, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.

Note 14. Quarterly Financial Information (Unaudited)

(In millions, except per share data)(4)	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter(2)(3)
2003
Net sales from continuing operations	$1,135.2	$1,192.2	$1,204.1	$1,231.1
Gross profit from continuing operations	358.4	371.4	355.5	372.7
Net income	70.8	71.3	66.5	59.3
Net income per common share	.71	.72	.67	.60
Net income per common share, assuming dilution	.71	.71	.67	.59

2002
Net sales from continuing operations	$918.2	$1,044.0	$1,101.7	$1,092.0
Gross profit from continuing operations	304.4	342.3	348.6	340.3
Net income	64.8	73.8	63.1	55.5
Net income per common share	.66	.75	.64	.56
Net income per common share, assuming dilution	.66	.74	.64	.56

(1)	Results in the third quarter 2002 include a $15.2 million pretax charge for the disposition of fixed assets and lease cancellation costs associated with the integration of the Jackstädt operations, as well as the planned closure of a plant facility, costs to exit leases and other fixed asset impairments related to other businesses.
(2)	Results in the fourth quarter 2003 include a $34.3 million pretax charge for asset impairments, restructuring costs, lease cancellation costs and net losses associated with several product line divestitures.
(3)	Results in the fourth quarter 2002 include a $10.7 million pretax charge for severance and related costs for cost reduction programs and the reorganization of manufacturing and administrative facilities in both of the Company’s operating segments as well as a $6.2 million pretax charge for the disposition of fixed assets related to a reduction of costs in the reflective business, as well as the Jackstädt integration.
(4)	Net income and net income per share included discontinued operations.

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and accompanying information were prepared by and are the responsibility of management. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts that are based on management’s best estimates and judgments.

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

Oversight of management’s financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an audit committee, which consists solely of outside directors (see page 76). The Committee meets periodically with financial management, internal auditors and the independent accountants to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent accountants and the Company’s internal audit department have free access to meet with the Audit Committee without management’s presence.

/s/ PHILIP M. NEAL	/s/ DANIEL R. O’BRYANT

Philip M. Neal Chairman and Chief Executive Officer	Daniel R. O’Bryant Senior Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Avery Dennison Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 27, 2003 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company changed its method of accounting for goodwill and other intangible assets in connection with its adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of December 30, 2001.

/s/    PRICEWATERHOUSECOOPERS LLP

          PricewaterhouseCoopers LLP

Los Angeles, California

January 27, 2004

Corporate Information

Counsel

Latham & Watkins LLP

Los Angeles, California

Independent Accountants

PricewaterhouseCoopers LLP

Los Angeles, California

Transfer Agent-Registrar

EquiServe Trust Company, N.A.

P.O. Box 43069

Providence, RI 02940-3069

(800) 756-8200

(800) 952-9245 (hearing impaired number)

www.equiserve.com (Website)

Annual Meeting

The Annual Meeting of Shareholders will be held at 1:30 pm, April 22, 2004, in the Conference Center of Avery Dennison’s Charles D. Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

The DirectSERVICE™ Investment Program

Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE™ Investment Program, c/o EquiServe (include a reference to Avery Dennison in the correspondence), P.O. Box 43081, Providence, RI 02940-3081, or calling (800) 756-8200, or logging onto their website at http://www.equiserve.com.

Direct Deposit of Dividends

Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, EquiServe Trust Company, N.A., at (800) 870-2340.

Form 10-K

A copy of the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation. Copies may also be obtained from the Company’s website www.averydennison.com under the “Investors” section.

Corporate Headquarters

Avery Dennison Corporation

Miller Corporate Center

150 North Orange Grove Boulevard

Pasadena, California 91103

Phone: (626) 304-2000

Fax: (626) 792-7312

Mailing Address:

P.O. Box 7090

Pasadena, California 91109-7090

Stock and Dividend Data

Common shares of Avery Dennison are listed on the New York Stock Exchange (“NYSE”).

Ticker symbol: AVY

	2003		2002
	High	Low	High	Low
Market Price
First Quarter	$63.51	$51.95	$64.00	$53.63
Second Quarter	61.07	47.75	69.49	59.64
Third Quarter	55.81	48.85	65.23	52.86
Fourth Quarter	56.25	50.28	65.69	55.21

Prices shown represent closing prices on the NYSE

		2003		2002
Dividends Per Common Share
First Quarter		$36		$33
Second Quarter		36		33
Third Quarter		36		33
Fourth Quarter		.37		.36

Total		$1.45		$1.35

Number of shareholders of record as of year end 2003				11,287