Form 10-K, Exhibit 13
period 2005-01-01
AVERY DENNISON CORPORATION
filed 2005-03-17
CIK 8818

Exhibit 13

AVERY DENNISON CORPORATION

FINANCIAL OVERVIEW

(In millions, except per share amounts)	2004	2003	2002
Net sales from continuing operations	$5,340.9	$4,762.6	$4,155.9
Net income	279.7	267.9	257.2
Net income as a percent of sales	5.2	5.6	6.2
Net income per common share, assuming dilution	$2.78	$2.68	$2.59
Dividends per common share	1.49	1.45	1.35
Capital expenditures	205.7	201.4	150.4
Return on average shareholders’ equity (percent)	19.9	22.3	25.7

FIVE-YEAR SUMMARY

	5 Year Compound Growth Rate	2004(1)		2003(2)		2002(3)		2001(4)		2000
(Dollars in millions, except per share amounts)		Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%
FOR THE YEAR
Net sales	7.5%	$5,340.9	100.0	$4,762.6	100.0	$4,155.9	100.0	$3,755.5	100.0	$3,845.0	100.0
Gross profit	4.5	1,579.5	29.6	1,458.0	30.6	1,335.6	32.1	1,223.0	32.6	1,315.3	34.2
Marketing, general and administrative expense(5)	5.9	1,112.4	20.8	1,034.1	21.7	904.5	21.8	823.0	21.9	843.3	21.9
Interest expense(5)	5.4	58.5	1.1	58.5	1.2	44.7	1.1	51.0	1.4	56.8	1.5
Income from continuing operations (before taxes)	3.1	373.4	7.0	334.9	7.0	354.3	8.5	349.3	9.3	415.2	10.8
Taxes on income	(3.4)	93.7	1.8	92.1	1.9	104.5	2.5	113.0	3.0	139.1	3.6
Income from continuing operations	6.0	279.7	5.2	242.8	5.1	249.8	6.0	236.1	6.3	276.1	7.2
Income from discontinued operations, net of tax	N/A	—	N/A	25.1	N/A	7.4	N/A	7.1	N/A	7.4	N/A
Net income	5.4	279.7	5.2	267.9	5.6	257.2	6.2	243.2	6.5	283.5	7.4

		2004		2003		2002		2001		2000
PER SHARE INFORMATION
Income per common share from continuing operations	5.8%	$2.80		$2.45		$2.54		$2.42		$2.81
Income per common share from continuing operations, assuming dilution	6.2	2.78		2.43		2.51		2.40		2.77
Net income per common share	5.2	2.80		2.70		2.61		2.49		2.88
Net income per common share, assuming dilution	5.5	2.78		2.68		2.59		2.47		2.84
Dividends per common share	8.5	1.49		1.45		1.35		1.23		1.11
Average common shares outstanding	.1	99.9		99.4		98.5		97.8		98.3
Average common shares outstanding, assuming dilution	(.2)	100.5		100.0		99.4		98.6		99.8
Book value at fiscal year end	13.5	$15.47		$13.24		$10.64		$9.49		$8.49
Market price at fiscal year end	(3.8)	59.97		54.71		59.05		56.20		54.88
Market price range		54.90 65.78	to	47.75 63.51	to	52.86 69.49	to	44.39 60.24	to	43.31 78.00	to

AT YEAR END
Working capital(5)		$155.1		$(56.1)		$(85.3)		$27.4		$178.0
Property, plant and equipment, net(5)		1,381.0		1,294.0		1,184.4		1,060.0		1,064.5
Total assets(5)		4,399.3		4,118.1		3,652.4		2,909.6		2,766.3
Long-term debt		1,007.2		887.7		837.2		626.7		772.3
Total debt		1,211.7		1,180.3		1,144.2		849.7		826.6
Shareholders’ equity		1,548.7		1,318.7		1,056.4		929.4		828.1
Number of employees		21,400		20,300		20,500		17,300		17,900

OTHER INFORMATION
Depreciation expense		$147.2		$143.9		$125.1		$122.1		$124.0
Research and development expense		82.3		74.8		74.5		69.9		67.8
Effective tax rate		25.1%		27.5%		29.5%		32.4%		33.5%
Long-term debt as a percent of total long-term capital		39.4		40.2		44.2		40.3		48.3
Total debt as a percent of total capital		43.9		47.2		52.0		47.8		50.0
Return on average shareholders’ equity (percent)		19.9		22.3		25.7		27.4		34.6
Return on average total capital (percent)		13.4		14.3		15.8		16.2		19.6

(1)	Results for 2004 include a pretax charge of $35.2 of restructuring costs, asset impairment and lease cancellation charges. Results for 2004 reflect a 53-week period.
(2)	Results for 2003 include a net pretax charge of $30.5 for restructuring costs, asset impairment and lease cancellation charges and net losses associated with several product line divestitures, partially offset by a gain from settlement of a lawsuit. Additionally, results for 2003 included a pretax gain on sale of discontinued operations of $25.5.
(3)	Results for 2002 include a pretax charge for asset impairment and lease cancellation charges of $21.4, as well as a pretax charge of $10.7 related to severance.
(4)	Results for 2001 include a pretax gain of $20.2 for the sale of the Company’s specialty coatings business and a pretax cost reduction charge of $19.9.
(5)	Certain amounts for prior years were reclassified to conform with the current year presentation.

CONSOLIDATED BALANCE SHEET

(Dollars in millions)	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$84.8	$29.5
Trade accounts receivable, less allowances of $62.8 and $54.2 for 2004 and 2003, respectively	887.4	833.2
Inventories, net	433.2	406.1
Deferred taxes	31.9	34.6
Other current assets	105.1	142.6

Total current assets	1,542.4	1,446.0
Property, plant and equipment, net	1,381.0	1,294.0
Goodwill	757.0	716.6
Other intangibles resulting from business acquisitions, net	145.8	151.3
Other assets	573.1	510.2

	$4,399.3	$4,118.1

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$204.5	$292.6
Accounts payable	619.2	548.5
Accrued payroll and employee benefits	165.7	156.9
Accrued trade rebates	158.6	134.4
Other accrued liabilities	162.2	278.6
Income taxes payable	77.1	91.1

Total current liabilities	1,387.3	1,502.1
Long-term debt	1,007.2	887.7
Long-term retirement benefits and other liabilities	365.1	335.5
Non-current deferred taxes	91.0	74.1

Commitments and contingencies (see Notes 7 and 8)

Shareholders’ equity:
Common stock, $1 par value, authorized - 400,000,000 shares at year end 2004 and 2003; issued - 124,126,624 shares at year end 2004 and 2003; outstanding - 100,113,127 shares and 99,569,383 shares at year end 2004 and 2003, respectively	124.1	124.1
Capital in excess of par value	766.1	703.7
Retained earnings	1,887.6	1,772.5
Cost of unallocated ESOP shares	(9.7)	(11.6)
Employee stock benefit trusts, 10,343,648 shares and 10,897,033 shares at year end 2004 and 2003, respectively	(619.1)	(595.4)
Treasury stock at cost, 13,669,849 shares and 13,660,208 shares at year end 2004 and 2003, respectively	(597.6)	(597.0)
Accumulated other comprehensive loss	(2.7)	(77.6)

Total shareholders’ equity	1,548.7	1,318.7

	$4,399.3	$4,118.1

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)	2004(1)	2003	2002
Net sales	$5,340.9	$4,762.6	$4,155.9
Cost of products sold	3,761.4	3,304.6	2,820.3

Gross profit	1,579.5	1,458.0	1,335.6
Marketing, general and administrative expense	1,112.4	1,034.1	904.5
Interest expense	58.5	58.5	44.7
Other expense, net	35.2	30.5	32.1

Income from continuing operations before taxes	373.4	334.9	354.3
Taxes on income	93.7	92.1	104.5

Income from continuing operations	279.7	242.8	249.8
Income from discontinued operations, net of tax (including gain on disposal of $19.7, net of tax of $5.8 in 2003)	—	25.1	7.4

Net income	$279.7	$267.9	$257.2

Per share amounts:
Net income per common share:
Continuing operations	$2.80	$2.45	$2.54
Discontinued operations	—	.25	.07

Net income per common share	$2.80	$2.70	$2.61

Net income per common share, assuming dilution:
Continuing operations	$2.78	$2.43	$2.51
Discontinued operations	—	.25	.08

Net income per common share, assuming dilution	$2.78	$2.68	$2.59

Dividends	$1.49	$1.45	$1.35

Average shares outstanding:
Common shares	99.9	99.4	98.5
Common shares, assuming dilution	100.5	100.0	99.4

Common shares outstanding at year end	100.1	99.6	99.3

(1) Results for fiscal year 2004 reflect a 53-week period.

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Cost of unallocated ESOP shares	Employee stock benefit trusts	Treasury stock	Accumulated other comprehensive income (loss)	Total
Fiscal year ended 2001	$124.1	$707.2	$1,556.1	$(13.7)	$(674.5)	$(633.4)	$(136.4)	$929.4
Comprehensive income:
Net income			257.2					257.2
Other comprehensive loss:
Foreign currency translation adjustment							11.7	11.7
Minimum pension liability adjustment, net of tax of $29.2							(53.9)	(53.9)
Effective portion of gains or losses on cash flow hedges, net of tax of $10.8							(26.3)	(26.3)

Other comprehensive loss							(68.5)	(68.5)

Total comprehensive income								188.7
Treasury stock issued of .7 million shares for L&E acquisition						46.9		46.9
Repurchase of .2 million shares for treasury, net of shares issued						(10.4)		(10.4)
Stock issued under option plans, including $26.5 of tax and dividends paid on stock held in stock trusts		(3.5)			52.3			48.8
Dividends: $1.35 per share			(148.5)					(148.5)
ESOP transactions, net				1.5				1.5
Employee stock benefit trusts market value adjustment		36.5			(36.5)			—

Fiscal year ended 2002	124.1	740.2	1,664.8	(12.2)	(658.7)	(596.9)	(204.9)	1,056.4
Comprehensive income:
Net income			267.9					267.9
Other comprehensive income:
Foreign currency translation adjustment							150.7	150.7
Minimum pension liability adjustment, net of tax of $12.6							(27.8)	(27.8)
Effective portion of gains or losses on cash flow hedges, net of tax of $(1.9)							4.4	4.4

Other comprehensive income							127.3	127.3

Total comprehensive income								395.2
Repurchase of 875 shares for treasury, net of shares issued						(.1)		(.1)
Stock issued under option plans, including $19.5 of tax and dividends paid on stock held in stock trusts		11.9			13.5			25.4
Dividends: $1.45 per share			(160.2)					(160.2)
ESOP transactions, net				.6	1.4			2.0
Employee stock benefit trusts market value adjustment		(48.4)			48.4			—

Fiscal year ended 2003	124.1	703.7	1,772.5	(11.6)	(595.4)	(597.0)	(77.6)	1,318.7
Comprehensive income:
Net income			279.7					279.7
Other comprehensive income:
Foreign currency translation adjustment							87.9	87.9
Minimum pension liability adjustment, net of tax of $14.6							(14.9)	(14.9)
Effective portion of gains or losses on cash flow hedges, net of tax of $2.5							1.9	1.9

Other comprehensive income							74.9	74.9

Total comprehensive income								354.6
Repurchase of 9,641 shares for treasury, net of shares issued						(.6)		(.6)
Stock issued under option plans, including $19.2 of tax and dividends paid on stock held in stock trusts		4.4			34.3			38.7
Dividends: $1.49 per share			(164.6)					(164.6)
ESOP transactions, net				1.9				1.9
Employee stock benefit trusts market value adjustment		58.0			(58.0)			—

Fiscal year ended 2004	$124.1	$766.1	$1,887.6	$(9.7)	$(619.1)	$(597.6)	$(2.7)	$1,548.7

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	2004(1)	2003	2002
OPERATING ACTIVITIES
Net income	$279.7	$267.9	$257.2
Less: Income from discontinued operations, net	—	25.1	7.4

Income from continuing operations	279.7	242.8	249.8
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation	147.2	143.9	125.1
Amortization	41.0	35.4	25.7
Deferred taxes	93.1	(5.2)	22.2
Asset impairment and net loss on sale of assets of $2.5, $.1 and $3.2 in 2004, 2003 and 2002, respectively	12.4	7.7	20.7
Other non-cash items, net	(.5)	(2.4)	5.5
Changes in assets and liabilities, net of the effect of business acquisitions and divestitures:
Trade accounts receivable	(1.4)	(40.8)	(41.5)
Inventories	(1.2)	(37.4)	(16.5)
Other current assets	9.2	(3.9)	.3
Accounts payable and accrued liabilities	26.9	46.3	141.7
Taxes on income	(61.9)	(17.6)	6.2
Long-term retirement benefits and other liabilities	(27.6)	(33.9)	(28.2)

Net cash provided by operating activities	516.9	334.9	511.0

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(178.9)	(201.4)	(150.4)
Purchase of software and other assets	(21.8)	(22.8)	(20.1)
Payments for acquisitions	(15.0)	(6.9)	(397.4)
Proceeds from sale of assets	8.2	15.4	9.4
Proceeds from sale of business	—	58.8	—
Other	(9.4)	(8.7)	(16.8)

Net cash used in investing activities	(216.9)	(165.6)	(575.3)

FINANCING ACTIVITIES
Additional borrowings	300.2	417.9	697.0
Payments of debt	(419.3)	(447.7)	(508.5)
Dividends paid	(164.6)	(160.2)	(148.5)
Purchase of treasury stock	(.7)	(.3)	(10.8)
Proceeds from exercise of stock options, net	19.1	5.5	22.1
Other	18.2	18.1	17.4

Net cash (used in) provided by financing activities	(247.1)	(166.7)	68.7

Effect of foreign currency translation on cash balances	2.4	4.1	(.7)

Increase in cash and cash equivalents	55.3	6.7	3.7

Cash and cash equivalents, beginning of year	29.5	22.8	19.1

Cash and cash equivalents, end of year	$84.8	$29.5	$22.8

(1)	Results for fiscal year 2004 reflect a 53-week period.

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Avery Dennison Corporation (the “Company”) is a worldwide manufacturer of pressure-sensitive materials, office products and a variety of tickets, tags and other converted products. The Company’s end markets include consumer products and other retail items (including apparel), logistics and shipping, industrial and durable goods, office products, transportation, and medical/health care.

Segment Reporting

During the fourth quarter of 2004, the Company reorganized its reporting segments to reflect the growth in the retail information services business, which now represents over 10 percent of total sales. This reorganization is in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131 “Disclosures about Segments of an Enterprise and Related Information,” and provides enhanced transparency of its operational results. The segments were determined based upon the types of products produced, markets served by each segment, methods of manufacturing and distribution, and economic characteristics of the businesses in each segment. The change has had no effect on the way the Company operates or manages its businesses.

The newly reorganized segments are:

•	Pressure-sensitive Materials – manufactures and sells pressure-sensitive roll label materials, films for graphic applications, reflective highway safety products, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and extruded films

•	Office and Consumer Products – manufactures and sells a variety of office and consumer products including labels, binders, dividers, sheet protectors, and writing instruments

•	Retail Information Services – designs, manufactures and sells a wide variety of price marking and brand identification products, including tickets, tags and labels, and related supplies and equipment

In addition to the new reportable segments, the Company has other specialty converting businesses comprised of several businesses that produce specialty tapes and highly engineered labels and other converted products.

The Pressure-sensitive Materials segment contributes approximately 56 percent of the Company’s total sales, while the Office and Consumer Products segment and the Retail Information Services segment contribute approximately 22 percent and 12 percent, respectively, of the Company’s total sales. Approximately 80 percent of sales are generated in the United States and Europe.

See also Note 12 “Segment Information,” for further details.

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

Financial Presentation

Certain prior year amounts have been reclassified to conform with the 2004 financial statement presentation.

Discontinued Operations

In October 2003, the Company completed the sale of its package label converting business in Europe, which consisted of two package label converting facilities in Denmark, as well as a package label converting facility in France, to CCL Industries, Inc. Accordingly, the results for this business were accounted for as discontinued operations in the consolidated financial statements for 2003 and 2002 presented herein.

The cash proceeds from the sale were $58.8 million, from which the Company recognized a gain of $19.7 million in the fourth quarter of 2003, net of taxes of $5.8 million. Goodwill of $11.7 million was included in the calculation of the gain on sale.

Note 1. Summary of Significant Accounting Policies (continued)

Summarized, combined statement of income for discontinued operations:

(In millions)	2003	2002
Net sales	$44.1	$51.0

Income before taxes	$7.9	$10.5
Taxes on income	2.5	3.1

Income from operations, net of tax	5.4	7.4
Gain on sale of discontinued operations	25.5	—
Tax on gain from sale	5.8	—

Income from discontinued operations, net of tax	$25.1	$7.4

Fiscal Year

The Company’s 2004 fiscal year reflected a 53-week period ending January 1, 2005. Fiscal years 2003 and 2002 reflected 52-week periods ending December 27, 2003 and December 28, 2002, respectively. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)	2004	2003	2002
Interest, net of capitalized amounts	$61.8	$49.5	$44.4
Income taxes, net of refunds	68.6	122.2	91.6

In 2004, non-cash activities included accruals for capital expenditures of approximately $27 million due to the timing of payments.

In 2002, non-cash activities included the issuance of approximately $47 million in Avery Dennison common shares for the L&E acquisition and the assumption of approximately $100 million in debt from the Jackstädt acquisition. Refer to Note 2 “Acquisitions,” for further information.

Accounts Receivable

The Company records trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable values. In 2004 and 2003, the Company recorded expenses of $30.7 million and $25.8 million, respectively, related to the allowances for trade accounts receivable. The Company records these allowances based on estimates related to the following factors:

•	Customer specific allowances

•	Amounts based upon an aging schedule

•	An estimated amount, based on our historical experience

No single customer represented 10 percent or more of the Company’s net sales or trade receivables at year end 2004 and 2003. However, at year end 2004 and 2003, approximately 15 percent of trade accounts receivable were from eight customers of the Company’s Office and Consumer Products segment. The Company does not require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis.

Note 1. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using methods that approximate both the first-in, first-out (“FIFO”) and last-in, first-out (“LIFO”) methods. Inventories valued using the LIFO method comprised 32 percent and 30 percent of inventories before LIFO adjustment at year end 2004 and 2003, respectively. Inventories at year end were as follows:

(In millions)	2004	2003
Raw materials	$140.3	$124.8
Work-in-progress	95.1	92.7
Finished goods	212.7	204.6

Inventories at lower of FIFO cost or market (approximates replacement cost)	448.1	422.1
Less LIFO adjustment	(14.9)	(16.0)

	$433.2	$406.1

Property, Plant and Equipment

Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2004	2003
Land	$61.7	$57.1
Buildings and improvements	633.6	579.3
Machinery and equipment	1,884.0	1,714.3
Construction-in-progress	140.4	149.6

	2,719.7	2,500.3
Accumulated depreciation	(1,338.7)	(1,206.3)

	$1,381.0	$1,294.0

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from five to fifty years for buildings and improvements and two to fifteen years for machinery and equipment. Leasehold improvements are depreciated over the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of properties, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in net income.

Software

The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants’ Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and are included in “Other assets” in the Consolidated Balance Sheet. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, which does not exceed ten years. Capitalized software costs were as follows:

(In millions)	2004	2003
Cost	$219.4	$206.2
Accumulated amortization	(103.3)	(87.8)

	$116.1	$118.4

Impairment of Long-lived Assets

Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. Historically, changes in market conditions and management strategy have caused the Company to reassess the carrying amount of its long-lived assets.

Note 1. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangibles Resulting from Business Acquisitions

The Company accounts for all business combinations in accordance with SFAS No. 141, “Business Combinations.” All business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets and, as of the beginning of fiscal 2002, has recorded no amortization of goodwill. Other acquisition intangibles are identified using the criteria included in this Statement, including trademarks and tradenames, patented and other acquired technology, customer relationships and other intangibles.

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” at the beginning of fiscal 2002. Based on the changes to the reporting segments in 2004, the Company revised its reporting units for the purposes of performing the impairment tests for goodwill and other intangible assets; these units now consist of Pressure-sensitive Materials, Office and Consumer Products, Retail Information Services, specialty tapes, and industrial and automotive products. For the purposes of performing the required impairment tests, a present value (discounted cash flow) method was used to determine the fair value of the reporting units with goodwill. No goodwill and other intangible assets are associated with the specialty tapes reporting unit. The Company performed its annual impairment test in the fourth quarter of 2004, with an assessment that no impairment had occurred. Other intangible assets deemed to have an indefinite life are tested for impairment by comparing the fair value of the asset to its carrying amount. The Company does not have other intangible assets with an indefinite life. See Note 3 “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for more information.

Foreign Currency Translation

All asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenues and expenses are translated at the weighted-average currency rate for the fiscal year. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income currently. Operations in hyperinflationary economies consist of the Company’s operations in Turkey for 2004, 2003 and 2002 and the Dominican Republic in 2004. Gains and losses resulting from foreign currency transactions are included in income currently, except for gains and losses resulting from hedging the value of investments in certain international operations and from translation of financial statements which are recorded directly to a component of other comprehensive income.

Transaction and translation losses decreased net income in 2004, 2003 and 2002 by $8.2 million, $.9 million and $3.5 million, respectively.

Financial Instruments

The Company enters into certain foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the U.S. The Company enters into certain interest rate contracts to help manage its exposure to interest rate fluctuations. The Company also enters into certain natural gas futures contracts to hedge price fluctuations for a portion of its anticipated domestic purchases. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is generally 12 months.

On the date the Company enters into a derivative contract, it determines whether the derivative will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheet at fair value, with changes in the fair value recognized currently in earnings. Those derivatives designated as hedges are classified as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge); or (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge). The Company generally does not purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, the Company prospectively discontinues hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive income, and the ineffective portion is reported currently in earnings. Amounts in accumulated other comprehensive loss are reclassified into earnings in the same period during which the hedged forecasted transaction is consummated. In the event the anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in earnings currently. Changes in fair value hedges are recognized currently in earnings. Changes in the fair value of underlying hedged items (such as unrecognized firm commitments) are also recognized currently in earnings and offset the changes in the fair value of the derivative.

For classification in the Statement of Cash Flows, hedge transactions are classified in the same category as the item hedged, primarily in operating activities.

Note 1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. Sales, provisions for estimated sales returns, and the cost of products sold are recorded at the time title transfers to customers. Actual product returns are charged against estimated sales return allowances. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales.

Shipping and Handling Costs

Shipping and handling costs consist primarily of transportation charges incurred to move finished goods to customers. These costs are included in “Cost of products sold” for the Pressure-sensitive Materials segment and specialty tapes business (included with other specialty converting businesses). These costs are included in “Marketing, general and administrative expense” for the Office and Consumer Products segment, Retail Information Services segment and industrial and automotive products business (included with other specialty converting businesses). Shipping and handling costs included in “Marketing, general and administrative expense” were $52.4 million, $50.4 million and $46.4 million for 2004, 2003 and 2002, respectively.

Advertising Costs

Advertising costs included in “Marketing, general and administrative expense” were $11.2 million, $8.2 million and $8.3 million for 2004, 2003 and 2002, respectively. The Company’s policy is to expense advertising costs as incurred.

Research and Development

Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense for 2004, 2003 and 2002 was $82.3 million, $74.8 million and $74.5 million, respectively.

Product Warranty

The Company provides for an estimate of costs that may be incurred under its basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect the Company’s warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units, cost per claim to satisfy the Company’s warranty obligation and availability of insurance coverage. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

Product warranty liabilities were as follows:

(In millions)	2004	2003
Balance at beginning of year	$2.5	$1.4
Accruals for warranties issued	2.1	3.2
Payments	(2.3)	(2.1)

Balance at end of year	$2.3	$2.5

Stock-Based Compensation

The Company’s policy is to price all stock option grants at fair market value on the date of grant. Under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company uses the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

In accordance with the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosures,” the following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS No. 123:

(In millions, except per share amounts)	2004	2003	2002
Net income, as reported	$279.7	$267.9	$257.2
Compensation expense, net of tax	(18.7)	(19.4)	(16.5)

Pro forma net income	$261.0	$248.5	$240.7

Earnings per share, as reported	$2.80	$2.70	$2.61
Earnings per share, assuming dilution, as reported	2.78	2.68	2.59

Pro forma earnings per share	$2.61	$2.50	$2.44
Pro forma earnings per share, assuming dilution	2.60	2.49	2.42

Note 1. Summary of Significant Accounting Policies (continued)

Environmental Expenditures

Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews, on a quarterly basis, its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a minimum cost or a reasonable estimate of the cost of compliance or remediation can be determined, the applicable amount is accrued. For other potential liabilities, the timing of accruals coincides with the related ongoing site assessments. Potential insurance reimbursements are not recorded or offset against the liabilities and liabilities are not discounted.

Investment Tax Credits

Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

Taxes on Income

Deferred tax liabilities or assets reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce the Company’s deferred tax assets to the amount that is more likely than not to be realized.

When establishing a valuation allowance, the Company considers future sources of income such as forecasted earnings, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning. In the event the Company determines that it would not be able to realize the deferred tax assets in the future, the valuation adjustment to the deferred tax assets is charged to earnings in the period in which the Company makes such a determination. Likewise, if later it is determined that it is more likely than not that the deferred tax assets would be realized, the Company would reverse the previously provided valuation allowance.

The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns generally filed during the following year. Adjustments based on filed returns are recorded when identified in the subsequent year.

The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate on a quarterly basis.

Net Income Per Share

Net income per common share amounts were computed as follows:

(In millions, except per share amounts)		2004	2003	2002
(A)	Income from continuing operations	$279.7	$242.8	$249.8
(B)	Income from discontinued operations	—	25.1	7.4

(C)	Net income available to common shareholders	$279.7	$267.9	$257.2

(D)	Weighted-average number of common shares outstanding	99.9	99.4	98.5
	Additional common shares issuable under employee stock options using the treasury stock method and contingently issuable shares under an acquisition agreement	.6	.6	.9

(E)	Weighted-average number of common shares outstanding assuming the exercise of stock options and contingently issuable shares under an acquisition agreement	100.5	100.0	99.4

	Income from continuing operations per common share (A) ÷ (D)	$2.80	$2.45	$2.54
	Income from discontinued operations per common share (B) ÷ (D)	—	.25	.07

	Net income per common share (C) ÷ (D)	$2.80	$2.70	$2.61

	Income from continuing operations per common share, assuming dilution (A) ÷ (E)	$2.78	$2.43	$2.51
	Income from discontinued operations per common share, assuming dilution (B) ÷ (E)	—	.25	.08

	Net income per common share, assuming dilution (C) ÷ (E)	$2.78	$2.68	$2.59

Certain employee stock options were not included in the computation of net income per common share, assuming dilution, because these options would not have had a dilutive effect. The number of stock options excluded from the computation were 1.4 million, 3.8 million and ..2 million for 2004, 2003 and 2002, respectively.

Note 1. Summary of Significant Accounting Policies (continued)

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, adjustments to the minimum pension liability, net of tax, and the gains or losses on the effective portion of cash flow and firm commitment hedges, net of tax, that are currently presented as a component of shareholders’ equity. The Company’s total comprehensive income was $354.6 million and $395.2 million for 2004 and 2003, respectively.

The components of accumulated other comprehensive loss at year end were as follows:

(In millions)	2004	2003
Foreign currency translation adjustment	$127.2	$39.3
Minimum pension liability	(110.9)	(96.0)
Net loss on derivative instruments designated as cash flow and firm commitment hedges	(19.0)	(20.9)

Total accumulated other comprehensive loss	$(2.7)	$(77.6)

Cash flow and firm commitment hedging instrument activity in other comprehensive income (loss), net of tax, was as follows:

(In millions)	2004	2003
Beginning accumulated derivative loss	$(20.9)	$(25.3)
Net loss (gain) reclassified to earnings	6.1	(1.4)
Net change in the revaluation of hedging transactions	(4.2)	5.8

Ending accumulated derivative loss	$(19.0)	$(20.9)

In connection with the issuance of the $250 million 10-year senior notes in January 2003 (see Note 4 “Debt,” for further detail), the Company settled a forward starting interest rate swap at a loss of approximately $32.5 million. This unrecognized loss is being amortized to interest expense over 10 years, which corresponds to the term of the related debt. The related interest expense recognized during 2004 and 2003 was approximately $2.5 million and $2.4 million, respectively.

Recent Accounting Requirements

In December 2004, the Financial Accounting Standards Board (“FASB”) reissued SFAS No. 123, “Share-Based Payment.” This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005. The Company will adopt this Statement when it becomes effective. The Company estimates that the after-tax stock option expense for the second half of 2005 will be $8 million to $10 million.

In December 2004, the FASB issued Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This Staff Position provides guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to the provision of the American Jobs Creation Act of 2004 (the “Act”) that provides a tax deduction on qualified production activities. The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with SFAS No. 109. This Staff Position is effective immediately. Pursuant to the Act, the Company will be able to benefit from a tax deduction for qualified production activities in 2005. The Company will follow the provisions of this guidance when applicable.

In December 2004, the FASB issued Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The Act provides for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision). This Staff Position provides accounting and disclosure guidance for the repatriation provision and is effective immediately. The Company is currently assessing the provisions related to the one-time repatriation of accumulated foreign earnings. At this time, the Company’s intention is to continue to reinvest its undistributed foreign earnings indefinitely.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criteria of “so abnormal.” In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently reviewing the requirements of SFAS No. 151 and will adopt this Statement when it becomes effective.

Note 1. Summary of Significant Accounting Policies (continued)

In September 2004, the consensus of Emerging Issues Task Force (“EITF”) Issue No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, ‘Disclosures about Segments of an Enterprise and Related Information,’ in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds,” was published. EITF Issue No. 04-10 addresses how an enterprise should evaluate the aggregation criteria of SFAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with SFAS No. 131. The provisions of EITF Issue No. 04-10 were effective for fiscal years ending after October 13, 2004.

In September 2004, the consensus of EITF Issue No. 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination,” was published. This Issue applies when two parties that have a pre-existing contractual relationship enter into a business combination. Specifically, the Issue is whether a consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of a pre-existing contractual relationship exists, thus requiring accounting separate from the business combination. The provisions of this consensus were effective for business combinations after October 13, 2004. The Company will follow the provisions of this Issue when appropriate.

In May 2004, the FASB issued Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” that provides guidance on the accounting for the effects of the new law regarding prescription drug benefits under Medicare for sponsors of postretirement health care benefits. Under the guidance, a subsidy could be provided to the Company if it is concluded that its prescription drug benefits available under the plan are actuarially equivalent to Medicare Part D. The Company has concluded that the prescription drug benefits available under the plan are actuarially equivalent to Medicare Part D; however, based on the Company’s current estimates, the subsidy would not be significant to the Company’s financial position.

In December 2003, the FASB reissued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106.” This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” This Statement retains the disclosure requirements contained in the original SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised Statement also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Certain new provisions were effective for financial statements with fiscal years ending after December 15, 2003, while other provisions were effective for fiscal years ending after June 15, 2004. See Note 6 “Pensions and Other Postretirement Benefits,” for disclosures required under the revised SFAS No. 132.

In December 2003, the FASB reissued Interpretation No. 46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.” The Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support. The provisions of this Interpretation were effective for interim periods ending after March 15, 2004. The adoption of this Interpretation has not had a significant impact on the Company’s financial results of operations and financial position.

Related Party Transactions

From time to time, the Company enters into transactions in the normal course of business with related parties. Management believes that such transactions are at arm’s-length and for terms that would have been obtained from unaffiliated third parties. One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and a director of MC Insurance Services, Inc. (“MC”), Mullin Insurance Services, Inc. (“MINC”), and PWM Insurance Services, Inc. (“PWM”), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the majority stockholder of MC, MINC and PWM (collectively referred to as the “Mullin Companies”). During 2004, 2003 and 2002, the Company paid premiums to insurance companies for life insurance placed by the Mullin Companies in connection with several of the Company’s employee benefit plans. The Mullin Companies have advised the Company that MC, MINC and PWM earned commissions from such insurance companies in aggregate amounts of approximately $1.1 million, $1.1 million and $1.3 million in 2004, 2003 and 2002, respectively, for the placement and renewal of this insurance. Mr. Mullin had direct and indirect interests related to these commissions of approximately $.8 million, $.7 million and $.9 million in 2004, 2003 and 2002, respectively. The majority of these commissions were allocated to and used by MCP Insurance Services, LLC (an affiliate of MC) to administer benefit plans and provide benefit statements to participants under several of the Company’s employee benefit plans. The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which the Company placed through the Mullin Companies in 2004 and prior years, are issued by insurance companies that participate in reinsurance agreements entered into between these insurance companies and a wholly-owned subsidiary of MFH. Reinsurance returns earned by MFH can be negative or positive, depending upon the results of MFH’s aggregate reinsurance pool, which is determined annually by MFH. The Mullin Companies have advised the Company that in 2004, they participated in reinsurance gains of MFH, of which approximately $.2 million of net gains were ascribed by MFH to the Company’s life insurance policies referred to above, and in which gains, Mr. Mullin had direct and indirect interests of approximately $.2 million. None of these transactions were significant to the financial position or results of operations of the Company.

Note 2. Acquisitions

In 2004, the Company completed the acquisition of several small private companies, including Rinke Etiketten, based in Germany, at a total cost of approximately $15 million. Goodwill recognized for these transactions amounted to $13.2 million and identified amortizable intangible assets amounted to $1.8 million. This goodwill is not expected to be deductible for U.S. tax purposes. The final allocation of identifiable intangible assets and fixed assets for Rinke Etiketten is currently being assessed by a third-party valuation expert. The results of operations for these companies have been included in the Company’s Retail Information Services segment as of the acquisition dates.

In August 2003, the Company made a $1.9 million payment in final settlement of all future performance-related obligations pursuant to the amended stock purchase agreement with the former shareholders of Dunsirn Industries, Inc. (“Dunsirn”), a company acquired in 2001. In February 2003, the Company paid an additional $4.4 million related to meeting certain performance targets included in the 2001 stock purchase agreement with the shareholders of Dunsirn. These payments increased the excess of the cost-basis over the fair value of net tangible assets acquired related to Dunsirn to approximately $37 million, with the change entirely attributable to goodwill. The operations of Dunsirn are included within the Company’s Pressure-sensitive Materials segment.

The aggregate cost of acquired companies and contingent payments was approximately $15 million and $9 million in 2004 and 2003, respectively. Goodwill resulting from these business acquisitions was approximately $13 million and $7 million in 2004 and 2003, respectively. Intangibles resulting from these business acquisitions were approximately $2 million and $1 million in 2004 and 2003, respectively. These amounts do not include acquisition adjustments in the subsequent years following acquisition. Other acquisitions during 2004 and 2003 not described above were also not significant to the consolidated financial position of the Company. Pro forma results for acquisitions in 2004 and 2003 are not presented, as the acquired businesses did not have a significant impact on the Company’s results of operations for those years.

On November 5, 2002, the Company acquired RVL Packaging, Inc. (“RVL”), a provider of brand identification products to apparel manufacturers and retailers. On the same day, the Company also acquired the assets of L&E Packaging (“L&E”), one of RVL’s suppliers. Both transactions included the acquisition of certain related entities. The RVL and L&E operations have been included in the Company’s Retail Information Services segment as of the acquisition date. The final allocation of the purchase price for RVL and L&E has been made and is included in these financial statements. The completion of this allocation required certain adjustments involving goodwill during 2003. Additionally, certain tax assessments related to the acquisition of RVL required certain adjustments involving goodwill during 2004. Refer to Note 3 “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for further information.

In connection with the L&E acquisition, the Company issued 743,108 shares at $63.08 per share. In the event the value of the Company’s common shares falls below the price of the shares that were issued to L&E (adjusted for dividends received), during the period from January 1, 2005 through December 31, 2007, the Company may be obligated to pay the difference in value, in the form of cash or common shares, to L&E at the Company’s option.

In connection with the RVL acquisition, the Company is obligated to make an additional payment in early 2005 of approximately $1 million related to the achievement of certain performance targets. Because performance targets were not met in 2003, based on the same agreement, no additional payment was made in 2004.

On May 17, 2002, the Company acquired Jackstädt GmbH (“Jackstädt”), a manufacturer of pressure-sensitive adhesive materials. Jackstädt’s results of operations have been included in the Company’s Pressure-sensitive Materials segment as of the acquisition date. The final allocation of the purchase price has been made and is included in these financial statements. The completion of this allocation required certain adjustments involving goodwill during 2003. Refer to Note 3 “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for further information.

The Company has recognized certain costs related to exit activities and integration costs attributable to the Jackstädt acquisition. These costs totaling approximately $25 million were recognized as part of the assumed liabilities and included in “Other accrued liabilities” in the Consolidated Balance Sheet. The costs were primarily related to severance costs for involuntary terminations of approximately 560 employees of Jackstädt, to be paid through the end of 2005. At year end 2004, approximately $.3 million of the $25 million remained accrued. All of the employees affected by these actions had left the Company at the end of 2003. Also included were lease exit costs and costs to terminate contracts with sales agents.

Note 2. Acquisitions (continued)

The following represents the unaudited pro forma results of operations for the Company as though the acquisitions of Jackstädt, RVL and L&E had occurred at the beginning of 2002. The pro forma results included interest expense on additional debt that would have been needed to finance the purchases, amortization of intangibles that would have been acquired, and certain adjustments that would have been required to conform to the Company’s accounting policies. This pro forma information is for comparison purposes only, and is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods presented, nor is it necessarily indicative of future results.

(Unaudited) (In millions, except per share amounts)	2002
Net sales from continuing operations	$4,539.0

Net income	$260.4

Net income per common share	$2.64
Net income per common share, assuming dilution	2.62

Note 3. Goodwill and Other Intangibles Resulting from Business Acquisitions

Changes in the net carrying amount of goodwill from continuing operations for 2003 and 2004, by reportable segment, are as follows:

(In millions)	Pressure- sensitive Materials	Office and Consumer Products	Retail Information Services	Other specialty converting businesses	Total
Balance as of December 28, 2002	$292.3	$144.0	$180.7	$1.2	$618.2
Goodwill acquired during the period	6.3	—	.7	—	7.0
Acquisition adjustments (see Note 2 “Acquisitions”)	20.4	.2	11.9	—	32.5
Divestiture	—	—	—	(.9)	(.9)
Translation adjustments	41.9	16.3	1.6	—	59.8

Balance as of December 27, 2003	360.9	160.5	194.9	.3	716.6
Goodwill acquired during the period	—	—	13.2	—	13.2
Acquisition adjustments (see Note 2 “Acquisitions”)	—	—	(5.3)	—	(5.3)
Translation adjustments	20.1	9.9	2.5	—	32.5

Balance as of January 1, 2005	$381.0	$170.4	$205.3	$.3	$757.0

The following table sets forth the Company’s other intangible assets resulting from business acquisitions at January 1, 2005 and December 27, 2003, which continue to be amortized:

	2004			2003
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable other intangible assets:
Tradenames and trademarks	$45.7	$25.8	$19.9	$42.7	$18.5	$24.2
Patented and other acquired technology	65.4	16.8	48.6	65.4	13.0	52.4
Customer relationships	92.7	16.6	76.1	84.1	11.3	72.8
Other intangibles	4.6	3.4	1.2	4.4	2.5	1.9

Total	$208.4	$62.6	$145.8	$196.6	$45.3	$151.3

Amortization expense on other intangible assets resulting from business acquisitions was $13.8 million for 2004, $13.3 million for 2003, and $9.7 million for 2002. The weighted-average amortization periods for intangible assets resulting from business acquisitions are eleven years for tradenames and trademarks, nineteen years for patented and other acquired technology, twenty-two years for customer relationships, seven years for other intangibles and nineteen years in total. Based on current information, estimated amortization expense for acquired intangible assets for each of the next five fiscal years is expected to be approximately $14 million, $13 million, $10 million, $8 million and $8 million, respectively.

Note 4. Debt

Long-term debt and its respective weighted-average interest rates at January 1, 2005 consisted of the following:

(In millions)	2004	2003
Medium-term notes
Series 1993 at 6.7% - due 2005	$23.0	$28.0
Series 1994 at 7.7% - due 2004	—	80.0
Series 1995 at 7.3% - due 2005 through 2025	100.0	100.0
Series 1997 at 6.6% - due 2007	60.0	60.0
Series 1998 at 5.9% - due 2008	50.0	50.0
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2033 at 6.0%	150.0	150.0
Senior notes due 2007 at a floating rate of 2.5%	150.0	—
Other long-term borrowings	7.0	7.7
Variable rate commercial paper borrowings at 2.21% classified as long-term	290.9	250.0
Less amount classified as current	(73.7)	(88.0)

	$1,007.2	$887.7

The Company’s medium-term notes have maturities from 2005 through 2025 and accrue interest at fixed rates.

Maturities of long-term debt during the years 2005 through 2009 are $73.7 million (classified as current), $1.1 million, $210.7 million, $51.5 million and $291.5 million, respectively, with $452.4 million maturing thereafter.

In January 2003, the Company refinanced some of its variable rate commercial paper borrowings through the offering of $250 million of 4.9 percent senior notes due 2013 and $150 million of 6 percent senior notes due 2033. The aggregate $400 million refinancing was issued under the Company’s shelf registration statement filed with the Securities and Exchange Commission (“SEC”) in the third quarter of 2001, permitting the Company to issue up to $600 million in debt and equity securities. In August 2004, the Company issued $150 million in floating interest rate senior notes due 2007, under the 2001 shelf registration. These notes are callable at par by the Company after one year.

In the fourth quarter of 2004, the Company filed a shelf registration statement with the SEC to permit the issuance of up to $500 million in debt and equity securities. Proceeds from the shelf offering may be used for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and acquisitions. This registration statement replaced the 2001 shelf registration discussed above, which had a remaining $50 million of issuance capacity. No securities were issued at year end 2004 under the new registration statement.

Variable rate commercial paper borrowings at January 1, 2005 were $290.9 million with a weighted-average interest rate of 2.21 percent. These variable rate commercial paper borrowings were classified as long-term debt, because the Company has the ability and intent to refinance this debt under its $525 million revolving credit agreement, discussed below.

In January 2004, the Company issued $60 million of one-year callable commercial notes at a variable rate of 1.3 percent. In April 2004, the Company issued $90 million of one-year callable commercial notes at a rate of 1.3 percent, which replaced the April 2003 one-year callable commercial notes. In August 2004, the Company called the $90 million notes issued in April 2004. The remaining $60 million was outstanding at year end with an interest rate of 2.5 percent.

At January 1, 2005, the Company had $70.8 million of borrowings outstanding under foreign short-term lines of credit with a weighted-average interest rate of 7.3 percent.

In July 2004, the Company entered into a revolving credit agreement with 10 domestic and foreign banks for a total commitment of $525 million, expiring July 16, 2009. This revolving credit agreement replaces the Company’s previous agreements for a $250 million credit facility that would have expired July 1, 2006 and a $200 million 364-day credit facility that would have expired December 3, 2004, both of which were terminated in connection with the new revolving credit agreement. Financing available under the new agreement is used as a commercial paper back-up facility and is also available to finance other corporate requirements. The terms of the new agreement are generally similar to the previous agreements. There was no debt outstanding under this agreement as of year end 2004.

In addition, the Company has a 364-day revolving credit facility with one foreign bank to provide up to Euro 30 million ($40.6 million) in borrowings through May 25, 2005. The Company may annually extend the revolving period and due date with the approval of the bank. Financing under this agreement is used to finance cash requirements in Europe. There was no debt outstanding under this agreement as of year end 2004.

Note 4. Debt (continued)

Uncommitted lines of credit were $359.7 million at year end 2004. The Company’s uncommitted lines of credit do not have a commitment expiration date, and may be cancelled at any time by the Company or the banks.

At January 1, 2005, the Company had available short-term financing arrangements totaling $329.5 million.

Commitment fees relating to the financing arrangements are not significant.

The Company’s total interest costs in 2004, 2003 and 2002 were $61.8 million, $64.6 million and $48.6 million, respectively, of which $3.3 million, $6.1 million and $3.9 million, respectively, were capitalized as part of the cost of assets.

The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on consolidated debt and consolidated interest expense in relation to certain measures of income. Under the loan agreements, the ratio of consolidated debt to consolidated earnings before other expense (see Note 10 “Components of Other Income and Expense”), interest, taxes, depreciation and amortization may not exceed 3.5 to 1.0. The Company’s ratio at year end 2004 was 1.8 to 1.0. Consolidated earnings before other expense, interest and taxes, as a ratio to consolidated interest, may not be less than 3.5 to 1.0. The Company’s ratio at year end 2004 was 8.0 to 1.0.

The fair value of the Company’s debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 2004 and 2003, the fair value of the Company’s total debt, including short-term borrowings, was $1.24 billion and $1.21 billion, respectively.

The Company had standby letters of credit outstanding of $81 million and $195.5 million at the end of 2004 and 2003, respectively. The aggregate contract amount of all outstanding standby letters of credit approximated fair value.

In the first quarter of 1999, the Company recorded an obligation associated with the transaction with Steinbeis Holding GmbH, which combined substantially all of the Company’s office products businesses in Europe with Zweckform Büro-Produkte GmbH, a German office products supplier. This obligation of $101.5 million was included in “Other accrued liabilities” in the Consolidated Balance Sheet at December 27, 2003. The entire obligation was paid by the Company in February 2004.

Note 5. Financial Instruments

For purposes of this footnote, the terms “cash flow hedge,” “derivative instrument,” “fair value,” “fair value hedge,” “financial instrument,” “firm commitment,” “ineffective,” and “highly effective” are used as these terms are defined in SFAS No. 133, as amended.

During 2004, the amount recognized in earnings related to cash flow hedges that were ineffective was not significant. The reclassification from other comprehensive income to earnings for settlement or ineffectiveness was a net loss of $6.1 million and a net gain of $1.4 million during 2004 and 2003, respectively. A net loss of approximately $5.6 million is expected to be reclassified from other comprehensive income to earnings within the next 12 months.

In connection with the issuance of the $250 million 10-year senior notes in January 2003, the Company settled a forward starting interest rate swap at a loss of $32.5 million. This loss is being amortized to interest expense over a 10-year period, which corresponds to the term of the related debt.

The carrying value of the foreign exchange forward and natural gas futures contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net liability of $7.7 million and a net asset of $2.3 million at the end of 2004 and 2003, respectively.

The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net asset of $.1 million at the end of 2003. The carrying value of the foreign exchange option contracts approximated the fair market value.

During 1998, the Company entered into a swap contract to hedge foreign currency commitments of approximately $9 million over a five-year period. In June 2003, this swap contract expired resulting in a loss of $.6 million.

The counterparties to foreign exchange and natural gas forward, option and swap contracts consist of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, although the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate any such losses.

Note 6. Pensions and Other Postretirement Benefits

Defined Benefit Plans and Postretirement Health Benefits

The Company sponsors a number of defined benefit plans covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company’s policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, as the Company’s actuarial consultants determine and advise to be appropriate. Plan assets are generally invested in diversified portfolios that consist primarily of equity and fixed income securities. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan.

The Company provides postretirement health benefits to certain U.S. retired employees up to the age of 65 under a cost-sharing arrangement, and provides supplemental Medicare benefits to certain U.S. retirees over the age of 65. The Company’s policy is to fund the cost of the postretirement benefits on a cash basis.

Assets of the Company’s U.S. plans are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value and small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S is 75 percent in equity securities and 25 percent in fixed income securities, subject to periodic fluctuations in the respective asset classes above.

Assets of the Company’s international plans are invested in accordance with local accepted practice, with asset allocations and investments varying by country and plan. Investments utilized by the various plans include equity securities, fixed income securities, real estate and insurance contracts.

The Company determines the long-term rate of return for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into consideration that assets with higher volatility typically generate a greater return over the long run. Additionally, current market conditions, such as interest rates, are evaluated and peer data is reviewed to check for reasonability and appropriateness.

The Company uses a November 30 measurement date for the majority of its U.S. plans and a fiscal year end measurement date for its international plans.

The Company has adopted the disclosure requirements of the reissued SFAS No. 132.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension Benefits				U.S. Postretirement Health Benefits
	2004		2003
(In millions)	U.S.	Int’l	U.S.	Int’l	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$412.8	$335.4	$365.6	$257.9	$43.1	$47.6
Service cost	16.8	10.4	12.3	8.5	1.4	1.4
Interest cost	25.5	18.2	25.0	15.2	2.2	2.9
Participant contribution	—	3.5	—	2.7	—	—
Amendments	13.1	6.3	—	(4.1)	—	(15.2)
Actuarial loss (gain)	20.3	.8	31.8	14.7	(1.6)	9.9
Plan transfer (1)	3.7	—	4.2	—	—	—
Benefits paid	(23.5)	(10.3)	(26.1)	(8.2)	(3.5)	(3.5)
Special termination benefits	—	1.4	—	—	—	—
Net transfer in(2)	—	7.0	—	4.8	—	—
Pension curtailment	—	(.6)	—	—	—	—
Foreign currency translation	—	35.8	—	43.9	—	—

Benefit obligation at end of year	$468.7	$407.9	$412.8	$335.4	$41.6	$43.1

Accumulated benefit obligation at end of year	$463.1	$390.2	$406.9	$314.3

Note 6. Pensions and Other Postretirement Benefits (continued)

	Pension Benefits				U.S. Postretirement Health Benefits
	2004		2003
(In millions)	U.S.	Int’l	U.S.	Int’l	2004	2003
Change in plan assets:
Fair value of plan assets at beginning of year	$417.4	$264.5	$366.9	$209.6	—	—
Actual return on plan assets	52.2	20.4	46.9	17.1	—	—
Plan transfer (1)	3.7	—	4.2	—	—	—
Employer contribution	26.6	9.8	25.5	5.5	$3.5	$3.5
Participant contribution	—	3.5	—	2.7	—	—
Benefits paid	(23.5)	(10.3)	(26.1)	(7.2)	(3.5)	(3.5)
Net transfer in(2)	—	3.2	—	—	—	—
Foreign currency translation	—	28.2	—	36.8	—	—

Fair value of plan assets at end of year	$476.4	$319.3	$417.4	$264.5	$—	$—

Funded status of the plans:
Plan assets in excess of (less than) benefit obligation	$7.7	$(88.6)	$4.6	$(71.0)	$(41.6)	$(43.1)
Unrecognized net actuarial loss	108.1	132.8	101.1	120.3	19.1	21.4
Unrecognized prior service cost	9.7	7.6	(3.3)	.9	(12.9)	(13.8)
Unrecognized net asset	(.2)	(6.1)	(.7)	(7.1)	—	—

Net amount recognized	$125.3	$45.7	$101.7	$43.1	$(35.4)	$(35.5)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost	$121.4	$52.7	$116.9	$45.8	—	—
Accrued benefit liability	(84.6)	(94.1)	(91.4)	(69.5)	$(35.4)	$(35.5)
Intangible asset	6.8	1.4	4.4	.9	—	—
Other comprehensive income	81.7	85.7	71.8	65.9	—	—

Net amount recognized	$125.3	$45.7	$101.7	$43.1	$(35.4)	$(35.5)

(1)	Plan transfer represents transfer from the Company’s Savings plan.
(2)	Net transfer in represents valuation of an additional pension plan.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for U.S. plans were $311 million, $308.3 million and $223.8 million, respectively, at year end 2004 and $281.7 million, $277.5 million and $186.3 million, respectively, at year end 2003.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for international plans were $202.4 million, $196.4 million and $106.7 million, respectively, at year end 2004 and $162.9 million, $156.6 million and $92 million, respectively, at year end 2003.

	Pension Benefits						U.S. Postretirement Health Benefits
	2004		2003		2002
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	2004	2003	2002
Weighted-average assumptions used for determining year end obligations:
Discount rate	6.00%	4.91%	6.25%	5.31%	7.00%	5.47%	5.75%	6.25%	7.00%
Rate of increase in future compensation levels	3.61	2.68	3.62	2.54	3.61	2.63	—	—	—

Note 6. Pensions and Other Postretirement Benefits (continued)

The following table sets forth the components of net periodic benefit cost (income):

	Pension Benefits						U.S. Postretirement Health Benefits
	2004		2003		2002
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	2004	2003	2002
Components of net periodic benefit cost (income):
Service cost	$16.8	$10.4	$12.3	$8.5	$9.4	$6.4	$1.4	$1.4	$.9
Interest cost	25.5	18.2	25.0	15.2	24.0	12.2	2.1	2.9	2.9
Expected return on plan assets	(42.4)	(21.2)	(40.3)	(19.1)	(41.0)	(16.8)	—	—	—
Recognized net actuarial loss (gain)	3.5	2.5	(.3)	1.3	(2.1)	.5	.7	.6	—
Amortization of prior service cost	.1	.2	.1	.4	.2	.4	(.9)	(.3)	.1
Amortization of transition obligation or asset	(.5)	(1.3)	(.5)	(1.1)	(.7)	(1.1)	—	—	—
Curtailment	—	.8	—	—	(.2)	(.2)	—	—	—

Net periodic benefit cost (income)	$3.0	$9.6	$(3.7)	$5.2	$(10.4)	$1.4	$3.3	$4.6	$3.9

	Pension Benefits						U.S. Postretirement Health Benefits
	2004		2003		2002
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	2004	2003	2002
Weighted-average assumptions used for determining net periodic cost:
Discount rate	6.25%	5.31%	7.00%	5.47%	7.25%	5.88%	6.25%	7.00%	7.25%
Expected long-term rate of return on plan assets	9.00	6.48	9.00	6.83	9.50	7.07	—	—	—
Rate of increase in future compensation levels	3.62	2.54	3.61	2.63	4.10	3.67	—	—	—

For measurement purposes, a 9 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate is expected to decrease to 6 percent by 2008.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One- percentage- point increase	One- percentage- point decrease
Effect on total of service and interest cost components	$.4	$(.4)
Effect on postretirement benefit obligation	4.0	(3.5)

As a result of changes in assumptions during 2004 and 2003, the accumulated benefit obligation in certain plans exceeded the fair value of the underlying pension plan assets and accrued pension liabilities. The Company’s Consolidated Balance Sheet reflects an additional minimum pension liability of $12.2 million and $20.9 million in 2004 and 2003, respectively, for U.S. pension plans and an additional minimum pension liability of $20.2 million and $14.1 million in 2004 and 2003, respectively, for international pension plans. These transactions generated a change in intangible pension assets of $2.4 million and $(1.0 million), respectively, in 2004 and 2003 for U.S. pension plans and $.5 million and $(4.3 million) in 2004 and 2003, respectively, for international pension plans with a charge to equity for the remainder.

The weighted-average asset allocations for the Company’s pension plans at year end 2004 and 2003, by asset category are as follows:

	2004		2003
	U.S.	Int’l	U.S.	Int’l
Equity securities	79%	60%	78%	59%
Fixed income securities	21	37	22	37
Other	—	3	—	4

Total	100%	100%	100%	100%

The Company expects to contribute a minimum of $14.8 million and $6.9 million to its U.S. pension plans and international pension plans, respectively, and approximately $3.3 million to its postretirement benefit plan in 2005.

Note 6. Pensions and Other Postretirement Benefits (continued)

Benefit payments, which reflect expected future services, are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int’l
2005	$26.8	$11.9	$3.3
2006	28.0	12.1	3.1
2007	28.5	13.3	3.0
2008	29.3	14.6	2.7
2009	29.8	16.6	2.4
2010-2014	155.4	96.6	11.5

Defined Contribution Plans

The Company sponsors various defined contribution plans worldwide with the largest being the one covering its U.S. employees, including a 401(k) savings plan. The Company matches participant contributions to the 401(k) savings plan based on a formula within the plan. The Avery Dennison Corporation Employee Savings Plan (“Savings Plan”) has a leveraged employee stock ownership plan (“ESOP”) feature, which allows the plan to borrow funds to purchase shares of the Company’s common stock at market prices. Savings Plan expense consists primarily of stock contributions from the ESOP to participant accounts.

ESOP expense is accounted for under the cost of shares allocated method. Total ESOP expense (income) for 2004, 2003 and 2002 was $.7 million, $.7 million and $(.1 million), respectively. Company contributions to pay interest or principal on ESOP borrowings were $1.1 million, $1.1 million and $.8 million in 2004, 2003 and 2002, respectively.

Interest costs incurred by the ESOP for 2004, 2003 and 2002 were $.3 million, $.3 million and $.5 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.3 million, $1.5 million, and $1.6 million for 2004, 2003, and 2002, respectively.

The cost of shares allocated to the ESOP for 2004, 2003 and 2002 was $2.1 million, $2.2 million and $1.6 million, respectively. Of the total shares held by the ESOP, 3.2 million shares were allocated and .8 million shares were unallocated at year end 2004, and 3.7 million shares were allocated and 1.0 million shares were unallocated at year end 2003.

Other Retirement Plans

The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2004 and 2003, the Company had accrued $145.4 million and $129.4 million, respectively, for its obligations under these plans. These obligations are funded by insurance policies and standby letters of credit. As of year end 2004 and 2003, these obligations were secured by standby letters of credit of $63 million and $75 million, respectively. The Company’s expense, which includes Company contributions and interest expense, was $13.8 million, $11 million and $10 million for 2004, 2003 and 2002, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $140.8 million and $124.1 million at year end 2004 and 2003, respectively.

Note 7. Commitments

Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

Year	(In millions)
2005	$53.3
2006	40.7
2007	29.0
2008	19.5
2009	13.7
Thereafter	39.1

Total minimum lease payments	$195.3

Operating leases relate primarily to office and warehouse space, equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations. There are no significant capital leases.

Rent expense for 2004, 2003 and 2002 was $67 million, $65 million and $60 million, respectively.

Note 8. Contingencies

Industry Investigations

On April 14, 2003, the Company announced that it had been advised that the U.S. Department of Justice was challenging the proposed merger of UPM-Kymmene (“UPM”) and the Morgan Adhesives (“MACtac”) division of Bemis Co., Inc. (“Bemis”) on the basis of its belief that in certain aspects of the label stock industry “the competitors have sought to coordinate rather than compete.” The Company also announced that it had been notified that the U.S. Department of Justice had initiated a criminal investigation into competitive practices in the label stock industry.

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

On April 24, 2003, Sentry Business Products, Inc. filed a purported class action in the United States District Court for the Northern District of Illinois against the Company, UPM, Bemis and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. On January 21, 2004, plaintiff Pamco Tape & Label voluntarily dismissed its complaint, leaving a total of ten named plaintiffs. Plaintiffs filed a consolidated complaint on February 16, 2004, which the Company answered on March 31, 2004. On April 14, 2004, the court separated the proceedings as to class certification and merits discovery, and limited the initial phase of discovery to the issue of the appropriateness of class certification. The Company intends to defend these matters vigorously.

On May 6, 2003, Sekuk Global Enterprises filed a purported stockholder class action in the United States District Court for the Central District of California against the Company and Messrs. Neal, O’Bryant and Skovran (CEO, CFO and Controller, respectively) seeking damages and other relief for alleged disclosure violations pertaining to alleged unlawful competitive practices. Subsequently, another similar action was filed in the same court. On September 24, 2003, the court appointed a lead plaintiff and approved lead and liaison counsel and ordered the two actions consolidated as the “In Re Avery Dennison Corporation Securities Litigation.” Pursuant to court order and the parties’ stipulation, plaintiff filed a consolidated complaint in mid-February 2004. The court approved a briefing schedule for defendants’ motion to dismiss the consolidated complaint, with a contemplated hearing date in June 2004. In January 2004, the parties stipulated to stay the consolidated action, including the proposed briefing schedule, pending the outcome of the government investigation of alleged anticompetitive conduct by the Company. The court has approved the parties’ stipulation to stay the consolidated actions and scheduled the next status conference for March 28, 2005. There has been no discovery and no trial date has been set. The Company intends to defend these matters vigorously.

Note 8. Contingencies (continued)

On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against the Company, UPM and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for San Francisco County on March 30, 2004. A further similar complaint was filed in the Superior Court for Maricopa County, Arizona on November 6, 2003. Plaintiffs voluntarily dismissed the Arizona complaint without prejudice on October 4, 2004. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Webtego on February 16, 2005, in the Court of Common Pleas for Cuyahoga County, Ohio, and by D.R. Ward Construction Co. on February 17, 2005, in the Superior Court for Maricopa County, Arizona. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. The Company intends to defend these matters vigorously.

On August 15, 2003, the U.S. Department of Justice issued a subpoena to the Company in connection with its criminal investigation into competitive practice in the label stock industry. The Company is cooperating in the investigation, and has produced documents in response to the subpoena.

On June 8, 2004, Pamco Tape & Label filed in the Superior Court for the County of San Francisco, California, a purported class action on behalf of direct purchasers in California of self-adhesive label stock, against the Company, Bemis, UPM and Raflatac, seeking actual damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. The Company intends to defend this matter vigorously.

On May 25, 2004, officials from the European Commission (“EC”), assisted by officials from national competition authorities, launched unannounced inspections of and obtained documents from the Company’s pressure-sensitive materials facilities in the Netherlands and Germany. The investigation apparently seeks evidence of unlawful anticompetitive activities affecting the European paper and forestry products sector, including the label stock market. The Company is cooperating with the investigation.

Based on published press reports, certain other European producers of paper and forestry products received similar visits from European authorities. One such producer, UPM, stated that it had decided to disclose to competition authorities “any conduct that has not comported with applicable competition laws,” and that it had received conditional immunity in the European Union and Canada with respect to certain conduct it has previously disclosed to them, contingent on full cooperation.

In the course of its internal examination of matters pertinent to the EC’s investigation of anticompetitive activities affecting the European paper and forest products sector, the Company discovered instances of improper conduct by certain employees in its European operations. This conduct violated the Company’s policies and in some cases constituted an infringement of EC competition law. As a result, the Company expects that the EC will fine the Company when its investigation is completed. The EC has wide discretion in fixing the amount of a fine, up to a maximum fine of 10 percent of a company’s annual revenue. Because the Company is unable to estimate either the timing or the amount or range of any fine, the Company has made no provision for a fine in its financial statements. However, the Company believes that the fine could well be material in amount. There can be no assurance that additional adverse consequences to the Company will not result from the conduct discovered by the Company or other matters under EC or other laws. The Company is cooperating with authorities, continuing its internal examination, and taking remedial actions.

On July 9, 2004, the Competition Law Division of the Department of Justice of Canada notified the Company that it was seeking information from the Company in connection with a label stock investigation. The Company is cooperating with the investigation.

The Board of Directors has created an ad hoc committee comprised of independent directors to oversee the foregoing matters.

The Company is unable to predict the effect of these matters at this time, although the effect could well be adverse and material.

Note 8. Contingencies (continued)

Environmental

The Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at thirteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed. The Company is participating with other PRPs at all such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

The Company has accrued liabilities for all sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites and any sites which could be identified in the future for cleanup could be higher than the liability currently accrued. Amounts currently accrued are not significant to the consolidated financial position of the Company and, based upon current information, management believes it is unlikely that the final resolution of these matters will significantly impact the Company’s consolidated financial position, results of operations or cash flows.

Other

The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of the business. Based upon current information, management believes that the resolution of these other matters will not materially affect the Company.

The Company participates in receivable financing programs, both domestically and internationally, with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At January 1, 2005, the Company had guaranteed approximately $18 million.

The Company guaranteed up to approximately $20 million of certain foreign subsidiaries’ obligations to their suppliers as of January 1, 2005.

In the first quarter of 1999, the Company recorded an obligation associated with the transaction with Steinbeis Holding GmbH, which combined substantially all of the Company’s office products businesses in Europe with Zweckform Büro-Produkte GmbH, a German office products supplier. This obligation of $101.5 million was included in “Other accrued liabilities” in the Consolidated Balance Sheet at December 27, 2003. The Company paid the entire obligation in February 2004 for $105.8 million, which included the impact of foreign currency translation.

In February 2003, the Company entered into a five-year operating lease on equipment that contains a residual value guarantee of $10.6 million. Management does not expect the residual value of the equipment to vary significantly from the amount guaranteed.

Note 9. Shareholders’ Equity

Common Stock and Common Stock Repurchase Program

The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

In December 1997, the Company redeemed the outstanding preferred stock purchase rights and issued new preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock, and since such time, the Company has issued such rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $150 per one one-hundredth of a share until October 31, 2007. The rights will become exercisable if a person acquires 20 percent or more of the Company’s common stock or makes an offer, the consummation of which will result in the person’s owning 20 percent or more of the Company’s common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. Likewise, if a person or group acquires 20 percent or more of the Company’s common stock, each right entitles the holder to purchase the Company’s common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of one cent per right at any time prior to a person’s or group’s acquiring 20 percent of the Company’s common stock. The 20 percent threshold may be reduced by the Company to as low as 10 percent at any time prior to a person’s acquiring a percent of Company stock equal to the lowered threshold.

The Board of Directors has authorized the repurchase of an aggregate 40.4 million shares of the Company’s outstanding common stock. The acquired shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. At year end 2004, approximately 3.2 million shares remain available for repurchase pursuant to this authorization.

Note 9. Shareholders’ Equity (continued)

Stock Option and Incentive Plans

The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. The remaining shares available are held in the Company’s Employee Stock Benefit Trust (“ESBT”). The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.

The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100 percent of the fair market value of the Company’s common stock on the date of the grant, whereas nonqualified options granted to employees may be issued at prices no less than par value. The Company’s policy is to price stock option grants at fair market value on the date of the grant. Options generally vest ratably over a two-year period for directors, or over a four-year period for employees. Options for certain officers may cliff-vest over a 3- to 9.75-year period based on the Company’s performance. Unexercised options expire ten years from the date of grant.

The following table sets forth stock option information relative to these plans (options in thousands):

	2004		2003		2002
	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options
Outstanding at beginning of year	$52.66	7,951.9	$51.10	6,942.4	$46.07	6,843.1
Granted	59.22	2,381.7	55.66	1,490.8	62.80	1,384.4
Exercised	36.02	(586.5)	26.09	(267.1)	33.50	(1,050.1)
Forfeited or expired	58.38	(243.4)	56.41	(214.2)	51.88	(235.0)

Outstanding at year end	55.18	9,503.7	52.66	7,951.9	51.10	6,942.4
Options exercisable at year end	$50.14	3,684.6	$46.64	3,428.1	$41.91	2,939.3

The following table summarizes information on fixed stock options outstanding at January 1, 2005 (options in thousands):

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$ 23.63 to 49.97	1,498.0	3.1	$40.72	1,469.1	$40.62
50.03 to 59.75	6,672.2	8.0	56.88	1,965.7	55.61
60.29 to 67.31	1,333.5	7.8	62.90	249.8	63.11

$ 23.63 to 67.31	9,503.7	7.2	$55.18	3,684.6	$50.14

The weighted-average fair value per share of options granted during 2004, 2003 and 2002 was $11.18, $11.71 and $16.94, respectively. Option grant date fair values were determined using the Black-Scholes option pricing model. The underlying assumptions used were as follows:

	2004	2003	2002
Risk-free interest rate	3.86%	3.86%	4.43%
Expected stock price volatility	19.81	21.41	29.06
Expected dividend yield	3.01	2.59	2.14
Expected option term	7 years	7 years	7 years

Note 10. Components of Other Income and Expense

In the second quarter of 2004, the Company recorded a pretax charge of $13.8 million relating to restructuring costs, asset impairments and planned disposition of property, plant and equipment, and lease cancellation costs primarily associated with the completion of the Company’s integration of the Jackstädt acquisition in the Company’s Pressure-sensitive Materials segment, as well as cost reduction actions in the Office and Consumer Products segment and Retail Information Services segment.

Note 10. Components of Other Income and Expense (continued)

The charge included severance and related costs of $7.7 million ($7 million for approximately 175 positions in the Pressure-sensitive Materials segment, $.5 million for approximately 5 positions in the Office and Consumer Products segment and $.2 million for approximately 15 positions in the Retail Information Services segment), which represent cash paid or to be paid to employees terminated under these actions. At January 1, 2005, $.4 million remained accrued for severance and related costs (included in “Other accrued liabilities” in the Consolidated Balance Sheet), and of the approximately 195 positions affected under these actions, approximately 185 employees (approximately 170 employees from the Pressure-sensitive Materials segment, approximately 5 employees from the Office and Consumer Products segment and approximately 10 employees from the Retail Information Services segment) had left the Company. The remaining employees impacted by these actions are expected to leave the Company by 2005 and final payments to the terminated employees will be made during 2005.

Also included in the $13.8 million pretax charge was a charge of $6.1 million for asset impairments and planned disposition of property, plant and equipment, lease cancellation costs and other associated costs in the Pressure-sensitive Materials segment. Asset impairments were based on the market values for similar assets. Of the total charge, $4.5 million related to asset impairments and planned disposition of property, plant and equipment ($2.8 million of buildings and land and $1.7 million of machinery and equipment), $.2 million related to lease cancellation costs and $1.4 million for other associated costs. The Company completed the payments for the lease cancellation costs in September 2004.

In the first quarter of 2004, the Company recorded a pretax charge of $21.4 million relating to restructuring costs and asset impairment charges as part of the Company’s integration of the Jackstädt acquisition in the Company’s Pressure-sensitive Materials segment. Asset impairments were based on the market values for similar assets. The charge included severance and related costs of $15.9 million, which represent cash paid or to be paid to employees terminated under these actions, involving the elimination of approximately 210 positions. These employees had left the Company in 2004 and final payments to the terminated employees will be made in 2005. At January 1, 2005, $3.2 million remained accrued for severance and related costs (included in the “Other accrued liabilities” in the Consolidated Balance Sheet). Also included in the charge was $2.9 million related to impairment of software and $2.6 million related to impairment and planned disposition of machinery and equipment.

In the fourth quarter of 2003, the Company recorded a pretax charge of $34.3 million relating to integration actions and productivity improvement initiatives, as well as net losses associated with several product line divestitures. The charge included severance and related costs of $22 million related to the elimination of approximately 530 positions worldwide ($10.3 million for approximately 180 positions in the Pressure-sensitive Materials segment, $8.7 million for approximately 255 positions in the Office and Consumer Products segment, $2.6 million for approximately 80 employees in the Retail Information Services segment and $.4 million for approximately 15 positions in Corporate). Severance and related costs represent cash paid or to be paid to employees terminated under these actions. At January 1, 2005, $1.3 million remained accrued for severance and related costs (included in “Other accrued liabilities” in the Consolidated Balance Sheet) and of the approximately 530 positions affected under these actions, approximately 495 employees (approximately 255 employees from the Office and Consumer Products segment, approximately 145 employees from the Pressure-sensitive Materials segment, approximately 80 employees in the Retail Information Services segment and approximately 15 Corporate employees) had left the Company. The remaining employees impacted by these actions are expected to leave the Company in 2005 and final payments to the terminated employees will be made in 2006.

Also included in the $34.3 million pretax charge was $8.2 million for asset impairments and planned disposition of property, plant and equipment, lease cancellation costs and other associated costs. Asset impairments were based on the market values for similar assets. Of the total charge, $4.2 million related to impairment of production software assets in the Retail Information Services segment, $3.4 million ($3.2 million in the Pressure-sensitive Materials segment and $.2 million in the Retail Information Services segment) related to asset impairments and planned disposition of property, plant and equipment ($2.5 million for buildings and land and $.9 million for machinery and equipment), $.3 million related to lease cancellation costs and $.3 million for other associated costs. The Company completed the payments for the lease cancellation costs in 2004.

Other expense, net (approximately $30.5 million), for 2003 also included a $9 million pretax gain from the settlement of a lawsuit during the second quarter of 2003, partially offset by net losses of approximately $5 million from disposition of fixed assets, asset impairments and costs associated with a plant closure.

In the fourth quarter of 2002, the Company recorded a $10.7 million pretax charge ($4.7 million in the Pressure-sensitive Materials segment, $4.4 million in the Office and Consumer Products segment and $1.6 million in the Retail Information Services segment) relating to cost reduction actions and the reorganization of manufacturing and administrative facilities. This charge represented severance and related costs associated with the elimination of approximately 300 positions worldwide. The positions eliminated included approximately 70 employees in the Pressure-sensitive Materials segment, approximately 180 employees in the Office and Consumer Products segment and approximately 50 positions in the Retail Information Services segment. The employees terminated under these actions had left the Company and final payments were made in 2004.

Note 10. Components of Other Income and Expense (continued)

In the third quarter of 2002, the Company recorded lease cancellation costs of $3.9 million. The Company expects to pay the lease cancellation costs through 2011.

The table below details lease cancellation cost activities:

(In millions)	Total
Balance as of December 28, 2002	$3.7
Additional accrual	.3
Cancellation costs paid	(.9)

Balance as of December 27, 2003	3.1
Additional accrual	.2
Cancellation costs paid	(1.8)

Balance as of January 1, 2005	$1.5

Note 11. Taxes Based on Income

Taxes based on income were as follows:

(In millions)	2004	2003	2002
Current:
U.S. federal tax	$35.7	$48.4	$43.0
State taxes	6.0	8.3	3.3
International taxes	65.0	55.6	39.1

	106.7	112.3	85.4

Deferred:
U.S. federal tax	8.7	5.0	8.3
State taxes	2.7	—	2.7
International taxes	(24.4)	(16.9)	11.2

	(13.0)	(11.9)	22.2

Taxes on income	$93.7	$100.4	$107.6

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)	2004	2003	2002
Computed tax at 35% of income from continuing operations before taxes	$130.6	$117.2	$124.0
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	6.9	5.4	3.8
Foreign earnings taxed at different rates	(41.7)	(31.8)	(25.3)
Valuation allowance	15.3	9.8	13.2
Tax credits	(6.6)	(4.5)	(6.9)
Tax audit settlements	(7.9)	—	—
Other items, net	(2.9)	(4.0)	(4.3)

Taxes on income from continuing operations	93.7	92.1	104.5
Taxes on income and gain on sale of discontinued operations	—	8.3	3.1

Taxes on income	$93.7	$100.4	$107.6

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)	2004	2003	2002
U.S.	$166.4	$152.0	$194.4
International	207.0	182.9	159.9

Income from continuing operations before taxes	373.4	334.9	354.3
Income from discontinuing operations before taxes	—	33.4	10.5

Income before taxes	$373.4	$368.3	$364.8

Note 11. Taxes Based on Income (continued)

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries of approximately $1.03 billion and $918.6 million at year ended 2004 and 2003, respectively, because such earnings are considered to be reinvested indefinitely outside the U.S. If these earnings were repatriated to the U.S., the Company would be required to accrue and pay additional taxes based on the current tax rates in effect. However, the additional taxes would be substantially offset by income tax credits.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. The Company is currently assessing the various provisions of this Act, including the provision for a one-time repatriation of certain foreign earnings. However, the Company does not expect to be able to complete its evaluation of the repatriation requisites until after the U.S. Congress or the Treasury Department provide additional clarifying language on key elements of the provision. The Company’s current intention is to continue to reinvest its undistributed foreign earnings indefinitely.

Operating loss carryforwards of foreign subsidiaries for 2004 and 2003 are $252.5 million and $125.6 million, respectively; credit carryforwards related to foreign investment tax credits totaled $3.5 million. Net operating losses of $150 million will start expiring after 2009 and beyond, while net operating losses of $102.5 million can be carried forward indefinitely. The foreign investment tax credit carryforwards begin to expire in 2013. The Company has established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. Fully-valued state credit carryforwards amounted to $3.3 million at the end of 2004.

Total tax benefits resulting from the exercise of employee stock option programs recorded in stockholders’ equity for 2004 and 2003 was approximately $4 million for both years.

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that give rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2004	2003
Accrued expenses not currently deductible	$30.4	$27.1
Net operating losses and foreign tax credit carryforwards	73.4	34.1
Postretirement and postemployment benefits	50.9	43.2
Pension costs	3.8	9.0
Depreciation and amortization	(150.3)	(138.2)
Inventory reserves	11.3	11.0
Other	4.3	3.3
Valuation allowance	(49.9)	(27.4)

Total net deferred tax liabilities	$(26.1)	$(37.9)

The Company is subject to ongoing tax examinations by the Internal Revenue Service (“IRS”) and other tax authorities in various jurisdictions. United States federal income tax returns filed by the Company through December 31, 2000, have been examined and closed by the IRS.

Note 12. Segment Information

As described in Note 1 “Summary of Significant Accounting Policies,” the Company reorganized its reporting segments during the fourth quarter of 2004. Accordingly, the financial information presented below reflects restated information for both 2003 and 2002 for comparability.

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

Note 12. Segment Information (continued)

Financial information by reportable segment and other businesses from continuing operations is set forth below:

(In millions)	2004(1)	2003(2)	2002(3)
Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,008.5	$2,572.6	$2,184.6
Office and Consumer Products	1,172.5	1,168.1	1,143.0
Retail Information Services	636.1	552.7	374.9
Other specialty converting businesses	523.8	469.2	453.4

Net sales to unaffiliated customers	$5,340.9	$4,762.6	$4,155.9

Intersegment sales:
Pressure-sensitive Materials	$169.3	$175.5	$166.2
Office and Consumer Products	2.2	2.3	2.3
Retail Information Services	8.8	7.5	3.4
Other specialty converting businesses	16.8	14.5	15.5
Eliminations	(197.1)	(199.8)	(187.4)

Intersegment sales	$—	$—	$—

Income from operations before taxes:
Pressure-sensitive Materials	$219.0	$176.6	$177.7
Office and Consumer Products	186.4	188.5	184.1
Retail Information Services	47.8	24.2	29.1
Other specialty converting businesses	51.5	43.7	40.3
Corporate administrative and research and development expenses	(72.8)	(39.6)	(32.2)
Interest expense	(58.5)	(58.5)	(44.7)

Income before taxes	$373.4	$334.9	$354.3

Capital expenditures:
Pressure-sensitive Materials	$116.9	$134.3	$91.9
Office and Consumer Products	19.6	17.0	22.0
Retail Information Services	38.3	26.7	15.3
Other specialty converting businesses	17.3	18.9	11.9
Corporate	13.6	4.5	9.3

Capital expenditures(4)	$205.7	$201.4	$150.4

Depreciation expense:
Pressure-sensitive Materials	$82.1	$79.5	$64.0
Office and Consumer Products	25.3	25.7	24.0
Retail Information Services	15.3	13.7	11.4
Other specialty converting businesses	17.6	18.2	19.5
Corporate	6.9	6.8	6.2

Depreciation expense	$147.2	$143.9	$125.1

(1)	Results for 2004 include a pretax charge of $35.2 for restructuring costs, asset impairment and lease cancellation charges, of which the Pressure-sensitive Materials segment recorded $34.5, the Office and Consumer Products segment recorded $.5 and the Retail Information Services segment recorded $.2. See Note 10 “Components of Other Income and Expense,” for further information.
(2)	Results for 2003 include a net pretax charge of $30.5 for asset impairments, restructuring costs, lease cancellation costs and net losses associated with several product line divestitures, partially offset by gain from settlement of a lawsuit during the second quarter of 2003, of which the Pressure-sensitive Materials segment recorded $13.6, the Office and Consumer Products segment recorded $12.5, the Retail Information Services segment recorded $7, the other specialty converting businesses recorded $2.5 and Corporate recorded $(5.1). See Note 10 “Components of Other Income and Expense,” for further information.
(3)	Results for 2002 include a pretax charge of $32.1 for asset impairments, restructuring and lease cancellation charges, of which the Pressure-sensitive Materials segment recorded $22, the Office and Consumer Products segment recorded $7.3 and the Retail Information Services segment recorded $2.8. See Note 10 “Components of Other Income and Expense,” for further information.
(4)	While capital expenditures totaled $205.7 for 2004, the amount in the Consolidated Statement of Cash Flows was approximately $27 lower due to the timing of the actual payments (which will impact 2005 Consolidated Statement of Cash Flows).

Note 12. Segment Information (continued)

Financial information relating to the Company’s continuing operations by geographic area is set forth below:

(In millions)	2004	2003	2002
Net sales:
U.S.	$2,619.0	$2,497.9	$2,438.5
International	2,937.4	2,479.9	1,895.8
Intergeographic	(215.5)	(215.2)	(178.4)

Net sales	$5,340.9	$4,762.6	$4,155.9

Property, plant and equipment, net:
U.S.	$606.2	$614.2	$659.4
International	774.8	679.8	525.0

Property, plant and equipment, net	$1,381.0	$1,294.0	$1,184.4

Revenues are attributed to geographic areas based on the location to which the product is shipped. The Company’s international operations, conducted primarily in Europe, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.

Note 13. Quarterly Financial Information (Unaudited)

(In millions, except per share data)	First Quarter(1)	Second Quarter(2)	Third Quarter	Fourth Quarter(3)
2004
Net sales from continuing operations	$1,246.7	$1,324.0	$1,336.2	$1,434.0
Gross profit from continuing operations	366.5	390.6	389.4	433.0
Net income	52.6	68.5	75.0	83.6
Net income per common share	.53	.69	.75	.84
Net income per common share, assuming dilution	.52	.68	.75	.83

2003(4)
Net sales from continuing operations	$1,135.2	$1,192.2	$1,204.1	$1,231.1
Gross profit from continuing operations	358.4	371.4	355.5	372.7
Net income	70.8	71.3	66.5	59.3
Net income per common share	.71	.72	.67	.60
Net income per common share, assuming dilution	.71	.71	.67	.59

(1)	Results in the first quarter 2004 include a $21.4 pretax charge for restructuring costs and asset impairment charges.
(2)	Results in the second quarter 2004 include a $13.8 pretax charge for restructuring costs, asset impairment and lease cancellation charges. Results in the second quarter 2003 include a $9 pretax gain from the settlement of a lawsuit.
(3)	Results in the fourth quarter 2003 include a $34.3 pretax charge for restructuring costs, asset impairment and lease cancellation charges and net losses associated with several product line divestitures.
(4)	Net income and net income per share in 2003 include discontinued operations.

Note 14. Subsequent Event

During the first quarter of 2005, the Company announced the pending closure of its Gainesville, Georgia label converting plant. Over the next few quarters, the Company expects to recognize restructuring charges and other transition costs associated with this action, estimated to be between $9 million to $11 million.

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

Oversight of management’s financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an Audit Committee, which consists solely of outside directors (see page 74). The Committee meets periodically with financial management, internal auditors and the independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and the Company’s internal audit department have free access to meet with the Audit Committee without management’s presence.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of January 1, 2005. Management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ PHILIP M. NEAL	/s/ DANIEL R. O’BRYANT
Philip M. Neal	Daniel R. O’Bryant
Chairman and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avery Dennison Corporation:

We have completed an integrated audit of Avery Dennison Corporation’s January 1, 2005 consolidated financial statements and of its internal control over financial reporting as of January 1, 2005 and audits of its December 27, 2003 and December 28, 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at January 1, 2005 and December 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that the Company maintained effective internal control over financial reporting as of January 1, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Los Angeles, California
March 11, 2005

Corporate Information

Counsel

Latham & Watkins LLP

Los Angeles, California

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Los Angeles, California

Transfer Agent-Registrar

EquiServe Trust Company, N.A.

P.O. Box 43023

Providence, RI 02940-3023

(877) 498-8861

(800) 952-9245 (hearing impaired number)

www.equiserve.com (Web site)

Annual Meeting

The Annual Meeting of Shareholders will be held at 1:30 p.m. on April 28, 2005, in the Conference Center of Avery Dennison’s Charles D. Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

The DirectSERVICE™ Investment Program

Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE™ Investment Program, c/o EquiServe (include a reference to Avery Dennison in the correspondence), P.O. Box 43081, Providence, RI 02940-3081, or calling (877) 498-8861, or logging onto their Web site at http://www.equiserve.com.

Direct Deposit of Dividends

Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, EquiServe Trust Company, N.A., at (800) 870-2340.

Other Information

The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2004 filing with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”), the Company’s annual written affirmation on May 20, 2004, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s Corporate Governance listing standards.

A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation. Copies may also be obtained from the Company’s web site, www.averydennison.com, in the “Investors” section.

Corporate Headquarters

Avery Dennison Corporation

Miller Corporate Center

150 North Orange Grove Boulevard

Pasadena, California 91103

Phone: (626) 304-2000

Fax: (626) 792-7312

Mailing Address:

P.O. Box 7090

Pasadena, California 91109-7090

Stock and Dividend Data

Common shares of Avery Dennison are listed on the NYSE.

Ticker symbol: AVY

	2004		2003
	High	Low	High	Low
Market Price
First Quarter	$64.50	$55.49	$63.51	$51.95
Second Quarter	64.94	58.63	61.07	47.75
Third Quarter	64.40	58.56	55.81	48.85
Fourth Quarter	65.78	54.90	56.25	50.28

Prices shown represent closing prices on the NYSE
		2004		2003
Dividends Per Common Share
First Quarter		$.37		$.36
Second Quarter		.37		.36
Third Quarter		.37		.36
Fourth Quarter		.38		.37

Total		$1.49		$1.45

Number of shareholders of record as of year end		10,750		11,287