Form 10-K, Exhibit 13
period 2005-12-31
AVERY DENNISON CORPORATION
filed 2006-03-15
CIK 8818

Exhibit 13
Our Business At a Glance
Pressure-sensitive Materials
Pressure-sensitive Materials consists of Fasson-brand roll materials, graphics and reflective materials, performance polymers and engineered films. Roll materials are used in brand identity, barcode labeling systems, product identification and other applications by label converters and consumer products package designers and manufacturers. Graphics and reflective materials are used in wide-format digital printing, sign-making, traditional screen printing and offset printing to serve the graphic arts, vehicle marking, transportation and highway-safety industries. Performance polymers are an extensive line of water-based and solvent-based pressure-sensitive adhesives used in film and paper labels, graphic films, specialty automotive and industrial tapes, and protective films for windows and consumer goods. Locations: North America, Europe, Latin America, Asia Pacific and South Africa.
Office and Consumer Products
Office and Consumer Products manufactures a wide range of products for office, home and school including Avery-brand self-adhesive labels, content and template software, binders, sheet protectors, dividers and index makers, writing instruments, cell phone labels, T-shirt transfers, security badge systems and do-it-yourself business cards. Locations: North America, Europe, Latin America and Asia Pacific.
Retail Information Services
Retail Information Services designs, manufactures and sells a variety of price marking and brand identification products for retailers, apparel manufacturers, distributors and industrial customers worldwide. These include woven and printed labels, heat transfers, graphic tags, patches, integrated tags, price tickets, custom hard and soft goods packaging, RFID carton and item tags, barcode printers, software solutions, molded plastic fastening and application devices, as well as service bureau printing applications for supply chain and security management. Locations: North America, Europe, Latin America, Asia Pacific and South Africa.
Other Specialty Converting Businesses
This group consists of several different businesses. The Specialty Tapes business produces technically advanced pressure-sensitive tapes that are used by industrial fabricators, original equipment manufacturers, medical device manufacturers and in disposable diaper products. The Industrial and Automotive Products business manufactures high-quality converted materials such as decorative automotive interior films and long-life paint replacement films. The Security Printing business manufactures self-adhesive postage stamps and battery labels. The Radio Frequency Identification (“RFID”) business produces RFID inlays for label converters who supply pressure-sensitive labels to diverse end-user markets. Locations: North America, Europe, Latin America and Asia Pacific.

Avery Dennison Corporation
FIVE-YEAR SUMMARY

	5-Year
	Compound	2005(1)		2004(2)		2003(3)		2002(4)		2001(5)
(Dollars in millions, except per share amounts)	Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year(6)
Net sales	7.6%	$5,473.5	100.0	$5,317.0	100.0	$4,736.8	100.0	$4,127.5	100.0	$3,720.0	100.0
Gross profit	4.5	1,621.1	29.6	1,575.0	29.6	1,453.9	30.7	1,328.4	32.2	1,211.6	32.6
Marketing, general and administrative expense	6.4	1,132.8	20.7	1,105.8	20.8	1,026.3	21.7	894.8	21.7	811.8	21.8
Interest expense	.4	57.9	1.1	58.7	1.1	58.6	1.2	44.7	1.1	51.0	1.4
Income from continuing operations before taxes	(2.2)	366.8	6.7	375.3	7.1	338.5	7.1	361.1	8.7	349.1	9.4
Taxes on income	(11.2)	75.0	1.4	94.3	1.8	93.4	2.0	106.9	2.6	111.9	3.0
Income from continuing operations	1.3	291.8	5.3	281.0	5.3	245.1	5.2	254.2	6.2	237.0	6.4
Income (loss) from discontinued operations, net of tax	N/A	(65.4)	N/A	(1.3)	N/A	22.8	N/A	3.0	N/A	6.2	N/A
Net income	(4.4)	226.4	4.1	279.7	5.3	267.9	5.7	257.2	6.2	243.2	6.5

		2005		2004		2003		2002		2001

Per Share Information
Income per common share from continuing operations	.8%	$2.91		$2.81		$2.47		$2.58		$2.42
Income per common share from continuing operations, assuming dilution	1.1	2.90		2.79		2.45		2.56		2.40
Net income per common share	(4.7)	2.26		2.80		2.70		2.61		2.49
Net income per common share, assuming dilution	(4.6)	2.25		2.78		2.68		2.59		2.47
Dividends per common share	6.6	1.53		1.49		1.45		1.35		1.23
Average common shares outstanding	.4	100.1		99.9		99.4		98.5		97.8
Average common shares outstanding, assuming dilution	.1	100.5		100.5		100.0		99.4		98.6
Book value at fiscal year end	12.3	$15.16		$15.47		$13.24		$10.64		$9.49
Market price at fiscal year end	.1	55.27		59.97		54.71		59.05		56.20
Market price range		50.30 to		54.90 to		47.75 to		52.86 to		44.39 to
		62.53		65.78		63.51		69.49		60.24

At Year End(6)
Working capital (7)		$31.0		$151.8		$(56.8)		$(92.4)		$21.2
Property, plant and equipment, net (7)		1,295.7		1,374.4		1,287.1		1,178.1		1,047.6
Total assets		4,203.9		4,399.3		4,118.1		3,656.3		2,915.0
Long-term debt		723.0		1,007.2		887.7		837.2		626.6
Total debt		1,087.7		1,211.7		1,180.3		1,144.2		849.3
Shareholders’ equity		1,511.9		1,548.7		1,318.7		1,056.4		929.4
Number of employees		22,600		21,400		20,300		20,500		17,300

Other Information(6)
Depreciation expense (7)		$154.2		$145.8		$141.9		$122.5		$119.9
Research and development expense (7)		85.4		81.8		74.3		74.0		69.0
Effective tax rate (7)		20.4%		25.1%		27.6%		29.6%		32.1%
Total debt as a percent of total capital		41.8		43.9		47.2		52.0		47.8
Return on average shareholders’ equity (percent)		14.6		19.9		22.3		25.7		27.4
Return on average total capital (percent)		10.1		12.1		12.4		13.9		15.0

(1)	Results for 2005 include a net pretax charge of $63.6 for restructuring costs, asset impairment and lease cancellation charges and legal accrual related to a patent lawsuit, partially offset by gain on sale of assets. Additionally, results for 2005 include impairment charges for goodwill and intangible assets of $74.4 associated with the expected divestiture of a business.

(2)	Results for 2004 include a pretax charge of $35.2 for restructuring costs, asset impairment and lease cancellation charges. Results for 2004 reflect a 53-week period.

(3)	Results for 2003 include a net pretax charge of $30.5 for restructuring costs, asset impairment and lease cancellation charges and net losses associated with several product line divestitures, partially offset by a gain from the settlement of a lawsuit. Additionally, results for 2003 included a pretax gain on sale of discontinued operations of $25.5.

(4)	Results for 2002 include a pretax charge for asset impairment and lease cancellation charges of $21.4, as well as a pretax charge of $10.7 related to severance.

(5)	Results for 2001 include a pretax gain of $20.2 on the sale of the Company’s specialty coatings business and a pretax cost reduction charge of $19.9.

(6)	Certain amounts for prior years were reclassified to conform with the current year presentation.

(7)	Amounts related to continuing operations.

Avery Dennison Corporation
CONSOLIDATED BALANCE SHEET

(Dollars in millions)	2005	2004

Assets
Current assets:
Cash and cash equivalents	$98.5	$84.8
Trade accounts receivable, less allowances of $61.6 and $61.5 at year end 2005 and 2004, respectively	863.2	883.9
Inventories, net	439.7	431.9
Deferred taxes	34.5	31.7
Other current assets	122.4	110.1

Total current assets	1,558.3	1,542.4
Property, plant and equipment, net	1,295.7	1,374.4
Goodwill	673.1	710.6
Other intangibles resulting from business acquisitions, net	98.7	115.8
Other assets	578.1	656.1

	$4,203.9	$4,399.3

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$364.7	$204.5
Accounts payable	577.9	616.7
Accrued payroll and employee benefits	161.7	165.2
Accrued trade rebates	145.9	158.6
Other accrued liabilities	215.9	163.2
Income taxes payable	59.5	79.1

Total current liabilities	1,525.6	1,387.3
Long-term debt	723.0	1,007.2
Long-term retirement benefits and other liabilities	356.8	373.0
Non-current deferred taxes	86.6	83.1
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value, authorized — 400,000,000 shares at year end 2005 and 2004; issued — 124,126,624 shares at year end 2005 and 2004; outstanding — 99,727,160 shares and 100,113,127 shares at year end 2005 and 2004, respectively	124.1	124.1
Capital in excess of par value	729.5	766.1
Retained earnings	1,945.3	1,887.6
Cost of unallocated ESOP shares	(7.7)	(9.7)
Employee stock benefit trusts, 10,006,610 shares and 10,343,648 shares at year end 2005 and 2004, respectively	(552.0)	(619.1)
Treasury stock at cost, 14,362,854 shares and 13,669,849 shares at year end 2005 and 2004, respectively	(638.2)	(597.6)
Accumulated other comprehensive loss	(89.1)	(2.7)

Total shareholders’ equity	1,511.9	1,548.7

	$4,203.9	$4,399.3

See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)	2005	2004(1)	2003

Net sales	$5,473.5	$5,317.0	$4,736.8
Cost of products sold	3,852.4	3,742.0	3,282.9

Gross profit	1,621.1	1,575.0	1,453.9
Marketing, general and administrative expense	1,132.8	1,105.8	1,026.3
Interest expense	57.9	58.7	58.6
Other expense, net	63.6	35.2	30.5

Income from continuing operations before taxes	366.8	375.3	338.5
Taxes on income	75.0	94.3	93.4

Income from continuing operations	291.8	281.0	245.1
Income (loss) from discontinued operations, net of tax (including gain on disposal of $19.7, net of tax of $5.8 in 2003)	(65.4)	(1.3)	22.8

Net income	$226.4	$279.7	$267.9

Per share amounts:
Net income (loss) per common share:
Continuing operations	$2.91	$2.81	$2.47
Discontinued operations	(.65)	(.01)	.23

Net income per common share	$2.26	$2.80	$2.70

Net income (loss) per common share, assuming dilution:
Continuing operations	$2.90	$2.79	$2.45
Discontinued operations	(.65)	(.01)	.23

Net income per common share, assuming dilution	$2.25	$2.78	$2.68

Dividends	$1.53	$1.49	$1.45

Average shares outstanding:
Common shares	100.1	99.9	99.4
Common shares, assuming dilution	100.5	100.5	100.0

Common shares outstanding at year end	99.7	100.1	99.6

(1)	Results for fiscal year 2004 reflect a 53-week period.
See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

				Cost of	Employee		Accumulated
	Common	Capital in		unallocated	stock		other
	stock, $1	excess	Retained	ESOP	benefit	Treasury	comprehensive
(Dollars in millions, except per share amounts)	par value	of par value	earnings	shares	trusts	stock	income (loss)	Total

Fiscal year ended 2002	$124.1	$740.2	$1,664.8	$(12.2)	$(658.7)	$(596.9)	$(204.9)	$1,056.4
Comprehensive income:
Net income			267.9					267.9
Other comprehensive income:
Foreign currency translation adjustment							150.7	150.7
Minimum pension liability adjustment, net of tax of $12.6							(27.8)	(27.8)
Effective portion of gains or losses on cash flow hedges, net of tax of $(1.9)							4.4	4.4

Other comprehensive income							127.3	127.3

Total comprehensive income								395.2
Repurchase of 875 shares for treasury, net of shares issued						(.1)		(.1)
Stock issued under option plans, including $19.5 of tax and dividends paid on stock held in stock trusts		11.9			13.5			25.4
Dividends: $1.45 per share			(160.2)					(160.2)
ESOP transactions, net				.6	1.4			2.0
Employee stock benefit trusts market value adjustment		(48.4)			48.4			—

Fiscal year ended 2003	124.1	703.7	1,772.5	(11.6)	(595.4)	(597.0)	(77.6)	1,318.7
Comprehensive income:
Net income			279.7					279.7
Other comprehensive income:
Foreign currency translation adjustment							87.9	87.9
Minimum pension liability adjustment, net of tax of $14.6							(14.9)	(14.9)
Effective portion of gains or losses on cash flow hedges, net of tax of $2.5							1.9	1.9

Other comprehensive income							74.9	74.9

Total comprehensive income								354.6
Repurchase of 9,641 shares for treasury, net of shares issued						(.6)		(.6)
Stock issued under option plans, including $19.2 of tax and dividends paid on stock held in stock trusts		4.4			34.3			38.7
Dividends: $1.49 per share			(164.6)					(164.6)
ESOP transactions, net				1.9				1.9
Employee stock benefit trusts market value adjustment		58.0			(58.0)			—

Fiscal year ended 2004	124.1	766.1	1,887.6	(9.7)	(619.1)	(597.6)	(2.7)	1,548.7
Comprehensive income:
Net income			226.4					226.4
Other comprehensive income:
Foreign currency translation adjustment							(90.6)	(90.6)
Minimum pension liability adjustment, net of tax of $2.2							(.9)	(.9)
Effective portion of gains or losses on cash flow hedges, net of tax of $(3.1)							5.1	5.1

Other comprehensive income							(86.4)	(86.4)

Total comprehensive income								140.0
Repurchase of 693,005 shares for treasury, net of shares issued						(40.6)		(40.6)
Stock issued under option plans, including $18.8 of tax and dividends paid on stock held in stock trusts		11.3			19.2			30.5
Dividends: $1.53 per share			(168.7)					(168.7)
ESOP transactions, net				2.0				2.0
Employee stock benefit trusts market value adjustment		(47.9)			47.9			—

Fiscal year ended 2005	$124.1	$729.5	$1,945.3	$(7.7)	$(552.0)	$(638.2)	$(89.1)	$1,511.9

See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	2005	2004(1)	2003(2)

Operating Activities
Net income	$226.4	$279.7	$267.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	155.7	147.2	146.1
Amortization	45.8	41.0	35.4
Deferred taxes	(12.6)	93.1	(3.8)
Asset impairment and net (gain) loss on sale of assets of $7, $2.5 and $(19.6) in 2005, 2004 and 2003, respectively	108.1	12.4	(12.0)
Other non-cash items, net	(7.5)	(.5)	(2.4)
Changes in assets and liabilities, net of the effect of business acquisitions and divestitures:
Trade accounts receivable	(43.9)	(1.4)	(44.2)
Inventories	(11.7)	(1.2)	(37.9)
Other current assets	(4.3)	9.2	(4.0)
Accounts payable and accrued liabilities	30.4	26.9	51.7
Taxes on income	(31.9)	(61.9)	(14.6)
Long-term retirement benefits and other liabilities	(12.9)	(27.6)	(33.9)

Net cash provided by operating activities	441.6	516.9	348.3

Investing Activities
Purchase of property, plant and equipment	(162.5)	(178.9)	(203.6)
Purchase of software and other deferred charges	(25.8)	(21.8)	(22.8)
Payments for acquisitions	(2.8)	(15.0)	(6.9)
Proceeds from sale of assets	21.8	8.2	15.4
Proceeds from sale of business	—	—	58.8
Other	1.7	(9.4)	(8.7)

Net cash used in investing activities	(167.6)	(216.9)	(167.8)

Financing Activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	58.2	(39.9)	114.4
Additional borrowings (maturities longer than 90 days)	76.2	302.8	567.9
Payments of debt (maturities longer than 90 days)	(214.9)	(382.0)	(723.3)
Dividends paid	(168.7)	(164.6)	(160.2)
Purchase of treasury stock	(40.9)	(.7)	(.3)
Proceeds from exercise of stock options, net	11.1	19.1	5.5
Other	18.5	18.2	18.1

Net cash used in financing activities	(260.5)	(247.1)	(177.9)

Effect of foreign currency translation on cash balances	.2	2.4	4.1

Increase in cash and cash equivalents	13.7	55.3	6.7
Cash and cash equivalents, beginning of year	84.8	29.5	22.8

Cash and cash equivalents, end of year	$98.5	$84.8	$29.5

(1)	Results for fiscal year 2004 reflect a 53-week period.

(2)	Revised presentation, see the “Financial Presentation” section of Note 1.
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
Segment Reporting
During the fourth quarter of 2004, the Company reorganized its reporting segments to provide enhanced transparency of its operational results. The Company’s segments are:
•	Pressure-sensitive Materials — manufactures and sells pressure-sensitive roll label materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and extruded films

•	Office and Consumer Products — manufactures and sells a variety of office and consumer products, including labels, binders, dividers, sheet protectors, and writing instruments

•	Retail Information Services — designs, manufactures and sells a wide variety of price marking and brand identification products, including tickets, tags and labels, and related supplies and equipment
In addition to the reportable segments, the Company has other specialty converting businesses comprised of several businesses that produce specialty tapes and highly engineered labels, including radio-frequency identification labels (“RFID”) and other converted products.
The Pressure-sensitive Materials segment contributes approximately 57% of the Company’s total sales, while the Office and Consumer Products segment and the Retail Information Services segment contribute approximately 21% and 12%, respectively, of the Company’s total sales. Approximately 80% of sales are generated in the United States and Europe. See also Note 12 “Segment Information,” for further details.
Principles of Consolidation
The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated. Investments in certain affiliates (20% to 50% ownership) are accounted for by the equity method of accounting. Investments representing less than 20% ownership are accounted for by the cost method of accounting.
Financial Presentation
The Company has revised its 2003 statement of cash flows to combine cash flows from discontinued operations with those from continuing operations within each major category of the statement. The amounts of the operating, investing and financing portions of cash flows attributable to our discontinued operations were previously reported on a net basis; net cash flows from discontinued operations were zero in the years presented herein.
Certain prior year amounts have been reclassified to conform with the 2005 financial statement presentation.
Discontinued Operations
In December 2005, the Company announced its plan to sell a business consisting of raised reflective pavement markers. Based on the estimated value for this business, management concluded that associated goodwill and intangible assets from the acquisition of this business were impaired, resulting in a pretax charge of $74.4 million in December 2005. The results of this business have been accounted for as discontinued operations for the years presented herein. This business was previously included in the Pressure-sensitive Materials segment.
In October 2003, the Company completed the sale of its package label converting business in Europe, which consisted of two package label converting facilities in Denmark, as well as a package label converting facility in France, to CCL Industries, Inc. Accordingly, the results for this business were accounted for as discontinued operations in the consolidated financial statements for 2003. The cash proceeds from the sale were $58.8 million, from which the Company recognized a gain of $19.7 million in the fourth quarter of 2003, net of taxes of $5.8 million. Goodwill of $11.7 million was included in the calculation of the gain on sale.

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summarized, combined statement of income for discontinued operations:
(In millions)	2005	2004	2003

Net sales	$22.8	$23.9	$69.9

Income (loss) before taxes	$(76.9)	$(1.9)	$4.3
Taxes on income	(11.5)	(.6)	1.2

Income (loss) from operations, net of tax	(65.4)	(1.3)	3.1
Gain on sale of discontinued operations	—	—	25.5
Tax on gain from sale	—	—	5.8

Income (loss) from discontinued operations, net of tax	$(65.4)	$(1.3)	$22.8

Summarized, combined balance sheet for discontinued operations:
(In millions)	2005	2004

Current assets	$3.9	$5.5

Property, plant and equipment, net	5.1	6.6
Goodwill	—	46.4
Other intangibles resulting from business acquisitions	—	30.0
Other assets	2.9	.5

Noncurrent assets held for sale (included in “Other assets” on the Consolidated Balance Sheet)	8.0	83.5

Current liabilities	2.2	2.2

Noncurrent liabilities	.5	7.9

Amortization expense on other intangible assets resulting from business acquisitions for discontinued operations was $2 million in 2005, 2004 and 2003.
Fiscal Year
The Company’s 2005 fiscal year reflected a 52-week period ending December 31, 2005. The 2004 fiscal year reflected a 53-week period ending January 1, 2005. Fiscal year 2003 reflected a 52-week period ending December 27, 2003. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.
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
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)	2005	2004	2003

Interest, net of capitalized amounts	$55.9	$59.5	$47.3
Income taxes, net of refunds	113.1	68.9	124.0

In both 2005 and 2004, non-cash activities included accruals for capital expenditures of approximately $27 million due to the timing of payments. Also in 2005, fixed assets acquired through capital lease totaled approximately $9 million.
Accounts Receivable
The Company records trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. In 2005 and 2004, the Company recorded expenses of $28.2 million and $29.3 million, respectively, related to the allowances for trade accounts receivable. The Company records these allowances based on estimates related to the following factors:
•	Customer specific allowances

•	Amounts based upon an aging schedule

•	An estimated amount, based on the Company’s historical experience

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
No single customer represented 10% or more of the Company’s net sales or trade receivables at year end 2005 and 2004. However, the ten largest customers at year end 2005 represented approximately 20% of trade accounts receivable and consisted of six customers of the Company’s Office and Consumer Products segment, three customers of the Pressure-sensitive Materials segment and one customer of both these segments. The Company does not require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis.
Inventories
Inventories are stated at the lower of cost or market value. Cost is determined using methods that approximate both the first-in, first-out (“FIFO”) and last-in, first-out (“LIFO”) methods. Inventories valued using the LIFO method comprised 31% and 32% of inventories before LIFO adjustment at year end 2005 and 2004, respectively. Inventories at year end were as follows:

(In millions)	2005	2004

Raw materials	$132.8	$139.5
Work-in-progress	101.6	94.6
Finished goods	220.9	212.7

Inventories at lower of FIFO cost or market (approximates replacement cost)	455.3	446.8
Less LIFO adjustment	(15.6)	(14.9)

	$439.7	$431.9

Property, Plant and Equipment
Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2005	2004

Land	$56.0	$61.7
Buildings and improvements	623.2	631.5
Machinery and equipment	1,885.4	1,866.7
Construction-in-progress	113.5	138.7

	2,678.1	2,698.6

Accumulated depreciation	(1,382.4)	(1,324.2)

	$1,295.7	$1,374.4

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from five to fifty years for buildings and improvements and two to fifteen years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.
Software
The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants’ Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and are included in “Other assets” in the Consolidated Balance Sheet. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to ten years. Capitalized software costs were as follows:

(In millions)	2005	2004

Cost	$236.7	$219.4
Accumulated amortization	(126.4)	(103.3)

	$110.3	$116.1

Impairment of Long-lived Assets
Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. Historically, changes in market conditions and management strategy have caused the Company to reassess the carrying amount of its long-lived assets. Refer to the Discontinued Operations section of this note, as well as Note 10 “Components of Other Income and Expense,” for details of impairment charges recorded in 2005, 2004 and 2003.

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Goodwill and Other Intangibles Resulting from Business Acquisitions
The Company accounts for business combinations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets and, as of the beginning of fiscal 2002, has recorded no amortization of goodwill. Other acquisition intangibles are identified using the criteria included in this Statement, including trademarks and trade names, patented and other acquired technology, customer relationships and other intangibles.
The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” at the beginning of fiscal 2002. The Company’s reporting units for the purposes of performing the impairment tests for goodwill and other intangible assets consist of office and consumer products; retail information services; roll materials; graphics and reflectives; and industrial and automotive products. For the purposes of performing the required impairment tests, a present value (discounted cash flow) method was used to determine the fair value of the reporting units with goodwill. The Company performed its annual impairment test in the fourth quarter of 2005, with an assessment that no impairment had occurred. Other intangible assets deemed to have an indefinite life are tested for impairment by comparing the fair value of the asset to its carrying amount. The Company does not have other intangible assets with an indefinite life.
The Company’s reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Certain factors, including the decision to divest any individual business within a reporting unit may result in the need to perform an impairment test in between annual impairment tests. In the event that an individual business within a reporting group is divested, goodwill is allocated to that business based on its relative fair value to its reporting unit, which could result in a gain or loss. If a divested business below a reporting unit has not been integrated with other businesses within a reporting unit, the net book value of the goodwill associated with the business to be divested would be included in the carrying amount of the business when determining the gain or loss on disposal.
See also Note 3 “Goodwill and Other Intangibles Resulting from Business Acquisitions.”
Foreign Currency Translation
Asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenues and expenses are translated at the weighted-average currency rate for the fiscal year. Translation gains and losses of subsidiaries operating in hyperinflationary economies are included in net income in the period incurred. Operations in hyperinflationary economies consist of the Company’s operations in Turkey and the Dominican Republic. Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transaction and translation losses of hyperinflationary operations decreased net income by $2.2 million in 2005, $5.3 million in 2004 and $.9 million in 2003. Gains and losses resulting from hedging the value of investments in certain international operations and from translation of balance sheet accounts are recorded directly as a component of other comprehensive income.
Financial Instruments
For purposes of this section of Note 1 and Note 5, “Financial Instruments,” the terms “cash flow hedge,” “derivative instrument,” “fair value,” “fair value hedge,” “financial instrument,” “firm commitment,” “ineffective,” and “highly effective” are used as these terms are defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.
The Company enters into certain foreign exchange forward, option and swap contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the U.S. The Company may enter into certain interest rate contracts to help manage its exposure to interest rate fluctuations. The Company also enters into certain natural gas futures contracts to hedge price fluctuations for a portion of its anticipated domestic purchases. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is generally 12 months, but may be longer under certain circumstances.
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
The Company assesses, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, the Company prospectively discontinues hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive income, and the ineffective portion is reported currently in earnings. Amounts in accumulated other comprehensive income (loss) are reclassified into earnings in the same period during which the

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
hedged forecasted transaction is consummated. In the event the anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in earnings currently. Changes in fair value hedges are recognized currently in earnings. Changes in the fair value of underlying hedged items (such as recognized assets or liabilities) are also recognized currently in earnings and offset the changes in the fair value of the derivative.
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
Shipping and Handling Costs
Shipping and handling costs consist primarily of transportation charges incurred to move finished goods to customers. These costs are included in “Cost of products sold” for the Pressure-sensitive Materials segment and specialty tapes business (included with other specialty converting businesses). These costs are included in “Marketing, general and administrative expense” for the Office and Consumer Products segment, Retail Information Services segment and industrial and automotive products business (included with other specialty converting businesses). Shipping costs included in “Marketing, general and administrative expense” were $52.9 million in 2005, $52.4 million in 2004 and $50.4 million in 2003. Handling costs included in “Marketing, general and administrative expense” were $71.6 million in 2005, $73.2 million in 2004 and $68.5 million in 2003.
Advertising Costs
Advertising costs included in “Marketing, general and administrative expense” were $14.1 million in 2005, $11.1 million in 2004 and $8.2 million in 2003. The Company’s policy is to expense advertising costs as incurred.
Research and Development
Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense was $85.4 million in 2005, $81.8 million in 2004 and $74.3 million in 2003.
Pensions and Postretirement Benefits
Assumptions used in determining projected benefit obligations and the fair value of plan assets for the Company’s pension plan and other postretirement benefits plans are evaluated by management in consultation with outside actuaries who are relied upon as experts. In the event that the Company determines that changes are warranted in the assumptions used, such as the discount rate, expected long term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the actuarial assumptions that the Company uses may differ from actual results, which could have a significant impact on the Company’s pension and postretirement liability and related cost. Refer to Note 6 “Pensions and Other Postretirement Benefits,” for further detail on such assumptions.
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
Product warranty liabilities were as follows:

(In millions)	2005	2004	2003

Balance at beginning of year	$1.9	$2.2	$1.3
Accruals for warranties issued	1.9	1.9	2.8
Payments	(1.3)	(2.2)	(1.9)

Balance at end of year	$2.5	$1.9	$2.2

Stock-Based Compensation
The Company’s policy is to price stock option grants at fair market value on the date of grant. Under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company uses the intrinsic value method of accounting for stock-based compensation in

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.
In accordance with the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures,” the following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS No. 123:

(In millions, except per share amounts)	2005	2004	2003

Net income, as reported	$226.4	$279.7	$267.9
Compensation expense, net of tax	(15.7)	(18.7)	(19.4)

Pro forma net income	$210.7	$261.0	$248.5

Earnings per share, as reported	$2.26	$2.80	$2.70
Earnings per share, assuming dilution, as reported	2.25	2.78	2.68

Pro forma earnings per share	$2.10	$2.61	$2.50
Pro forma earnings per share, assuming dilution	2.09	2.60	2.49

Environmental Expenditures
Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews, on a quarterly basis, its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a minimum cost or a reasonable estimate of the cost of compliance or remediation can be determined, the applicable amount is accrued. For other potential liabilities, the timing of accruals coincides with the related ongoing site assessments. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted.
Restructuring and Severance Costs
The Company accounts for restructuring costs including severance and other costs associated with exit or disposal activities following the guidance provided in SFAS No. 112, “Accounting for Postemployment Benefits,” and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” In the U.S., the Company has a severance pay plan (“Pay Plan”), which provides eligible employees with severance payments in the event of an involuntary termination due to qualifying cost reduction actions. Severance pay is calculated by using a severance benefits formula under the Pay Plan. Accordingly, the provisions for such amounts and other related exit costs are recorded when they are probable and estimable as set forth under SFAS No. 112. In the absence of a Pay Plan, liability for severance and other employee-related costs are recognized when the liability is incurred and follow the guidance of SFAS No. 146. See also Note 10 “Components of Other Income and Expense.”
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

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate on a quarterly basis.
See also Note 11 “Taxes Based on Income.”
Net Income Per Share
Net income per common share amounts were computed as follows:

(In millions, except per share amounts)	2005	2004	2003

(A) Income from continuing operations	$291.8	$281.0	$245.1
(B) Income (loss) from discontinued operations	(65.4)	(1.3)	22.8

(C) Net income available to common shareholders	$226.4	$279.7	$267.9

(D) Weighted-average number of common shares outstanding	100.1	99.9	99.4
    Dilutive shares (Additional common shares issuable under employee stock options using the treasury stock method, contingently issuable shares under an acquisition agreement in 2004 and 2003 and nonvested shares under employee agreements)
	.4	.6	.6

(E) Weighted-average number of common shares outstanding, assuming dilution	100.5	100.5	100.0

Income from continuing operations per common share (A) ÷ (D)	$2.91	$2.81	$2.47
Income (loss) from discontinued operations per common share (B) ÷ (D)	(.65)	(.01)	.23

Net income per common share (C) ÷ (D)	$2.26	$2.80	$2.70

Income from continuing operations per common share, assuming dilution (A) ÷ (E)	$2.90	$2.79	$2.45
Income (loss) from discontinued operations per common share, assuming dilution (B) ÷ (E)	(.65)	(.01)	.23

Net income per common share, assuming dilution (C) ÷ (E)	$2.25	$2.78	$2.68

Certain employee stock options were not included in the computation of net income per common share, assuming dilution, because these options would not have had a dilutive effect. The number of stock options excluded from the computation were 4.6 million in 2005, 1.4 million in 2004 and 3.8 million in 2003.
Comprehensive Income
Comprehensive income includes net income, foreign currency translation adjustments, adjustments to the minimum pension liability, net of tax, and the gains or losses on the effective portion of cash flow and firm commitment hedges, net of tax, that are currently presented as a component of shareholders’ equity. The Company’s total comprehensive income was $140 million and $354.6 million for 2005 and 2004, respectively.
The components of accumulated other comprehensive loss at year end were as follows:

(In millions)	2005	2004

Foreign currency translation adjustment	$36.6	$127.2
Minimum pension liability	(111.8)	(110.9)
Net loss on derivative instruments designated as cash flow and firm commitment hedges	(13.9)	(19.0)

Total accumulated other comprehensive loss	$(89.1)	$(2.7)

Cash flow and firm commitment hedging instrument activity in other comprehensive income (loss), net of tax, was as follows:

(In millions)	2005	2004

Beginning accumulated derivative loss	$(19.0)	$(20.9)
Net loss reclassified to earnings	2.6	6.1
Net change in the revaluation of hedging transactions	2.5	(4.2)

Ending accumulated derivative loss	$(13.9)	$(19.0)

In connection with the issuance of the $250 million 10-year senior notes in January 2003 (see Note 4 “Debt,” for further detail), the Company settled a forward starting interest rate swap at a loss of approximately $32.5 million. This unrecognized loss is being amortized to interest expense over 10 years, which corresponds to the term of the related debt. The related interest expense recognized during 2005 and 2004 was approximately $2.7 million and $2.5 million, respectively.

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent Accounting Requirements
SFAS 123(R) Related
In November 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” This guidance allows an alternative transition method of tax treatment for initial adoption of SFAS 123(R). Election of this treatment may be made within one year of the later of its initial adoption of SFAS 123(R) or the effective date of this FSP.
In October 2005, the FASB issued FSP No. FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R),” to address recent inquiries from constituents to provide guidance on the application of grant date as defined in SFAS 123 (revised 2004), “Share-Based Payment.” Under this guidance, grant date occurs when a mutual understanding of the key terms and conditions of an award is presumed to exist at the date the award is approved if (1) the award is a unilateral grant; and (2) the key terms and conditions of the award are expected to be communicated to the recipient within a relatively short time period from the date of approval. The guidance in this FSP shall be applied upon initial adoption of SFAS 123(R).
In August 2005, the FASB issued FSP No. FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R).” This FSP modifies the requirements of SFAS No. 123 (revised 2004), “Share-Based Payment,” to include freestanding financial instruments originally subject to Statement 123(R) even if the holder is no longer an employee. The guidance in this FSP shall be applied upon initial adoption of Statement 123(R).
In April 2005, the Securities and Exchange Commission delayed the effective date of the reissued SFAS No. 123(R), “Share-Based Payment,” to the beginning of the first annual reporting period beginning after June 15, 2005. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The Company adopted the recognition provisions of this Statement in January 2006 and followed the guidance under modified prospective application. Based on current estimates, the pretax expense for stock options for 2006 is expected to be approximately $17 million, based on unvested stock options outstanding at year end 2005.
Other Requirements
In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” This FSP clarifies that rental costs of operating leases that are incurred during a construction period should be recognized as rental expense. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. The adoption of this guidance is not expected to have a significant impact on the Company’s financial results of operations and financial position.
In September 2005, the consensus of the Emerging Issues Task Force (“EITF”) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” was published. An entity may sell inventory to another entity in the same line of business from which it also purchases inventory. This Issue states that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying APB Opinion No. 29. In addition, a nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-process inventory within the same line of business is not an exchange transaction to facilitate sales to customers as described in APB Opinion No. 29, and, therefore, should be recognized by the entity at fair value. Other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. This Issue is effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The adoption of this guidance is not expected to have a significant impact on the Company’s financial results of operations and financial position.
In June 2005, the consensus of EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” was published and was effective for the reporting period after ratification. This Issue addresses the amortization period for leasehold improvements acquired in a business combination or placed in service after lease inception. The adoption of this Issue has not had a significant impact on the Company’s financial results of operations and financial position.
In June 2005, the consensus of EITF Issue No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements),” was published. This Issue addresses how an employer should account for the bonus feature and additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II Altersteilzeit (“ATZ”) arrangement, and the government subsidy under Type I and Type II ATZ arrangements. The consensus in this Issue should be applied to fiscal years beginning after December 15, 2005. The adoption of this Issue is not expected to have a significant impact on the Company’s financial results of operations and financial position.

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement will be effective for fiscal years beginning after December 15, 2005. The adoption of this Statement could have a significant impact on the Company’s financial results of operations and financial position, should there be a change in accounting principle once this Statement is implemented.
In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this Interpretation did not have a significant impact on the Company’s financial results of operations and financial position.
In December 2004, the FASB issued FSP No. FAS 109-1, “Application of FASB Statement No. 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This Staff Position provides guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to the provision of the American Jobs Creation Act of 2004 (the “Jobs Act”) that provides a tax deduction on qualified production activities. The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with SFAS No. 109. This Staff Position was effective immediately. The Company has adopted the provisions of this guidance in 2005 and the benefit from a tax deduction for qualified production activities was approximately $2 million for 2005.
In December 2004, the FASB issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The Jobs Act provides for a special one-time dividends-received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision). This Staff Position provides accounting and disclosure guidance for the repatriation provision and was effective immediately. During the third quarter of 2005, the Company’s Chief Executive Officer and Board of Directors approved a domestic reinvestment plan as required by the Jobs Act to repatriate $344 million of foreign earnings. The tax impact of the repatriation was a one-time expense of $13.5 million recognized in the third quarter of 2005. The repatriation of earnings took place in the fourth quarter of 2005.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement clarifies that abnormal amounts of such costs should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion should be based on the normal capacity of the production facilities and that unallocated overhead should be expensed as incurred. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted this Statement in July 2005, as early application is allowed under the Statement. The adoption of this Statement has not had a significant impact on the Company’s financial results of operations and financial position.
Related Party Transactions
From time to time, the Company enters into transactions in the normal course of business with related parties. Management believes that such transactions are at arm’s-length and for terms that would have been obtained from unaffiliated third parties. One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and a director of MC Insurance Services, Inc. (“MC”), Mullin Insurance Services, Inc. (“MINC”), and PWM Insurance Services, Inc. (“PWM”), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the majority stockholder of MC, MINC and PWM (collectively referred to as the “Mullin Companies”). The Company paid premiums to insurance carriers for life insurance placed by the Mullin Companies in connection with several of the Company’s employee benefit plans. The Mullin Companies have advised the Company that MC, MINC and PWM earned commissions from such insurance carriers for the placement and renewal of this insurance, for which Mr. Mullin had direct and indirect interests related to these commissions. The majority of these commissions were allocated to and used by MC Insurance Agency Services, LLC (an affiliate of MC) to administer benefit plans and provide benefit statements to participants under several of the Company’s employee benefit plans. The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which the Company placed through the Mullin Companies, are issued by insurance carriers that participate in reinsurance agreements entered into between these insurance carriers and M Life Insurance Company (“M Life”), a wholly-owned subsidiary of MFH. Reinsurance returns earned by M Life are determined annually by the insurance carriers and can be negative or positive, depending upon the results of M Life’s aggregate reinsurance pool, which consists of the insured lives reinsured by M Life. The Mullin Companies have advised the Company that they participated in net reinsurance gains of M Life. None of these transactions were significant to the financial position or results of operations of the Company.

Avery Dennison Corporation
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Summary of Related Party Activity:

(In millions)	2005	2004	2003

Mullin Companies commissions on the Company’s insurance premiums	$.9	$1.1	$1.1
Mr. Mullin’s direct & indirect interest in these commissions	.7	.8	.7

Mullin Companies reinsurance gains (without risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	.2	.2	—
Mr. Mullin’s direct & indirect interest in reinsurance gains (without risk of forfeiture)	.1	.2	—

Mullin Companies reinsurance gains (subject to risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	1.5	—	—
Mr. Mullin’s direct & indirect interest in reinsurance gains (subject to risk of forfeiture)	1.1	—	—

NOTE 2. ACQUISITIONS
The aggregate cost of acquired companies was approximately $3 million in 2005 and $15 million in 2004. Goodwill resulting from these business acquisitions was approximately $1 million in 2005 and $13 million in 2004. Intangibles resulting from these business acquisitions were approximately $2 million in 2004. These amounts of goodwill and intangibles do not include acquisition adjustments in the subsequent years following acquisition. Acquisitions during 2005 and 2004 not described below were not significant to the consolidated financial position of the Company. Pro forma results for acquisitions in 2005 and 2004 are not presented, as the acquired businesses did not have a significant impact on the Company’s results of operations for those years.
In 2004, the Company completed the acquisition of several small private companies, including Rinke Etiketten (“Rinke”), based in Germany, at a total cost of approximately $15 million. Goodwill recognized for these transactions amounted to $13.2 million and identified amortizable intangible assets amounted to $1.8 million. This goodwill is not expected to be deductible for U.S. tax purposes. The final allocation of identifiable intangible assets and fixed assets for Rinke was assessed by a third-party valuation expert and completed during 2005. The results of operations for these companies have been included in the Company’s Retail Information Services segment as of the acquisition dates.
In connection with the L&E Packaging (“L&E”) acquisition in 2002, the Company issued 743,108 shares at $63.08 per share. The Company also entered into an agreement with L&E whereby in the event the value of the Company’s common shares fell below the price of the shares that were issued to L&E (adjusted for dividends received), during the period from January 1, 2005 through December 31, 2007, L&E had the option to exercise a true-up right. Upon exercise of this true-up right, the Company had the option to (1) pay the difference in value to L&E, in the form of (a) cash or (b) common shares, or (2) repurchase the shares at the issued share price, adjusted for dividends paid. The true-up obligation was reduced by any shares sold by L&E to third parties. During 2005, L&E sold 44,603 shares to third parties. On October 20, 2005, L&E notified the Company that L&E was exercising its true-up right under the agreement for the remaining 698,505 shares. The Company repurchased the remaining shares under the agreement for approximately $41 million in the fourth quarter of 2005 and recorded such amount to treasury stock.
NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS
Changes in the net carrying amount of goodwill from continuing operations for 2005 and 2004, by reportable segment, are as follows:

				Other
	Pressure-	Office and	Retail	specialty
	sensitive	Consumer	Information	converting
(In millions)	Materials	Products	Services	businesses	Total

Balance as of December 27, 2003	$314.5	$160.5	$194.9	$.3	$670.2
Goodwill acquired during the period	—	—	13.2	—	13.2
Acquisition adjustments(1)	—	—	(5.3)	—	(5.3)
Translation adjustments	20.1	9.9	2.5	—	32.5

Balance as of January 1, 2005	334.6	170.4	205.3	.3	710.6
Goodwill acquired during the period	—	—	1.1	—	1.1
Acquisition adjustments(2)	—	—	(2.7)	—	(2.7)
Translation adjustments	(21.0)	(12.5)	(2.4)	—	(35.9)

Balance as of December 31, 2005	$313.6	$157.9	$201.3	$.3	$673.1

(1)	Acquisition adjustments in 2004 consisted of changes in goodwill for tax assessments associated with RVL Packaging, Inc. (“RVL”).

(2)	Acquisition adjustments in 2005 consisted of purchase price allocation of the Rinke acquisition and resolution of claims associated with RVL.

Avery Dennison Corporation
NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS (Continued)
The following table sets forth the Company’s other intangible assets resulting from business acquisitions at December 31, 2005 and January 1, 2005, which continue to be amortized:

	2005			2004
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortizable other intangible assets:
Customer relationships	$85.7	$19.0	$66.7	$92.7	$16.6	$76.1
Trade names and trademarks	40.1	25.6	14.5	43.0	23.1	19.9
Patented and other acquired technology	26.4	9.6	16.8	26.4	7.8	18.6
Other intangibles	4.4	3.7	.7	4.6	3.4	1.2

Total	$156.6	$57.9	$98.7	$166.7	$50.9	$115.8

Amortization expense on other intangible assets resulting from business acquisitions was $12 million for 2005, $11.8 million for 2004, and $11.3 million for 2003. The weighted-average amortization periods for intangible assets resulting from business acquisitions are twenty-two years for customer relationships, twelve years for trade names and trademarks, eighteen years for patented and other acquired technology, seven years for other intangibles and eighteen years in total. Based on current information, estimated amortization expense for acquired intangible assets for each of the next five fiscal years is expected to be approximately $11 million, $7 million, $6 million, $6 million and $6 million, respectively.
NOTE 4. DEBT
Long-term debt and its respective weighted-average interest rates at December 31, 2005 consisted of the following:

(In millions)	2005	2004

Medium-term notes
Series 1993 at 6.7% – due 2005	$—	$23.0
Series 1995 at 7.5% – due 2005 through 2025	50.0	100.0
Series 1997 at 6.6% – due 2007	60.0	60.0
Series 1998 at 5.9% – due 2008	50.0	50.0
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2033 at 6.0%	150.0	150.0
Senior notes due 2007 at a floating rate of 4.5%	150.0	150.0
Other long-term borrowings	14.1	7.0
Variable rate commercial paper borrowings classified as long-term	—	290.9
Less amount classified as current	(1.1)	(73.7)

	$723.0	$1,007.2

The Company’s medium-term notes have maturities from 2007 through 2025 and accrue interest at fixed rates.
Maturities of long-term debt during the years 2006 through 2010 are $1.1 million (classified as current), $211.9 million, $51.5 million, $1.5 million and $1.2 million, respectively, with $456.9 million maturing thereafter.
In August 2004, the Company refinanced some of its commercial paper borrowings by issuing $150 million in floating interest rate senior notes due 2007, under the Company’s shelf registration statement filed with the Securities and Exchange Commission (“SEC”) in the third quarter of 2001, permitting the Company to issue up to $600 million in debt and equity securities. These notes are callable at par by the Company. In January 2003, the Company refinanced some of its variable rate commercial paper borrowings through the offering of $250 million of 4.9% senior notes due 2013 and $150 million of 6% senior notes due 2033. The aggregate $400 million refinancing was issued under the 2001 shelf registration.
In the fourth quarter of 2004, the Company filed a shelf registration statement with the SEC to permit the issuance of up to $500 million in debt and equity securities. Proceeds from the shelf offering may be used for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and acquisitions. This registration statement replaced the 2001 shelf registration discussed above, which had a remaining $50 million of issuance capacity. As of December 31, 2005, no securities have been issued under the 2004 registration statement.

Avery Dennison Corporation
NOTE 4. DEBT (Continued)
Variable rate commercial paper borrowings were $255.3 million at December 31, 2005 (weighted-average interest rate of 2.3%) and $290.9 million at January 1, 2005. The change in outstanding commercial paper was due to the impact of currency, as these are Euro-denominated borrowings. These borrowings were classified as short-term at year end 2005, but were classified as long-term in 2004, since the Company intended to refinance this debt and had the ability to under its $525 million revolving credit agreement, discussed below.
The $60 million one-year callable commercial notes issued in January 2004 were paid at maturity in 2005. In June 2005, the Company issued $75 million of one-year callable commercial notes at a variable rate of 3.5%, and then called and paid the notes in November 2005.
At December 31, 2005, the Company had $108.3 million of borrowings outstanding under foreign short-term lines of credit with a weighted-average interest rate of 6.6%.
In July 2004, the Company entered into a revolving credit agreement with 10 domestic and foreign banks for a total commitment of $525 million, expiring July 16, 2009. This revolving credit agreement replaced the Company’s previous agreements for a $250 million credit facility that would have expired July 1, 2006 and a $200 million 364-day credit facility that would have expired December 3, 2004, both of which were terminated in connection with the new revolving credit agreement. Financing available under the new agreement is used as a commercial paper back-up facility and is also available to finance other corporate requirements. The terms of the new agreement are generally similar to the previous agreements. There was no debt outstanding under this agreement as of year end 2005.
In addition, the Company has a 364-day revolving credit facility with a foreign bank to provide up to Euro 30 million ($35.6 million) in borrowings through July 19, 2006. The Company may annually extend the revolving period and due date with the approval of the bank. It is the intention of management to renegotiate an extension of this facility in 2006. Financing under this agreement is used to finance cash requirements of the Company’s European operations. As of December 31, 2005, $15.4 million was outstanding under this agreement.
Uncommitted lines of credit were $408.9 million at year end 2005. The Company’s uncommitted lines of credit do not have a commitment expiration date, and may be cancelled at any time by the Company or the banks.
At December 31, 2005, the Company had available short-term financing arrangements totaling $336.2 million.
Commitment fees relating to the financing arrangements are not significant.
The Company’s total interest costs in 2005, 2004 and 2003 were $62.8 million, $61.8 million and $64.6 million, respectively, of which $4.9 million, $3.1 million and $6 million, respectively, were capitalized as part of the cost of assets.
The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on debt and interest expense in relation to certain measures of income. Under the loan agreements, the ratio of debt to earnings before other expense (see Note 10 “Components of Other Income and Expense”), interest, taxes, depreciation and amortization may not exceed 3.5 to 1.0. The Company’s ratio at year end 2005 was 1.6 to 1.0. Earnings before other expense, interest and taxes, as a ratio to interest, may not be less than 3.5 to 1.0. The Company’s ratio at year end 2005 was 8.4 to 1.0.
The fair value of the Company’s debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 2005 and 2004, the fair value of the Company’s total debt, including short-term borrowings, was $1.1 billion and $1.32 billion, respectively.
The Company had standby letters of credit outstanding of $81.2 million and $81 million at the end of 2005 and 2004, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.
NOTE 5. FINANCIAL INSTRUMENTS
During 2005, the amount recognized in earnings related to cash flow hedges that were ineffective was not significant. The aggregate reclassification from other comprehensive income to earnings for settlement or ineffectiveness was a net loss of $2.6 million and $6.1 million during 2005 and 2004, respectively. A net loss of approximately $.3 million is expected to be reclassified from other comprehensive income to earnings within the next 12 months.
In connection with the issuance of the $250 million 10-year senior notes in January 2003, the Company settled a forward starting interest rate swap at a loss of $32.5 million. This loss is being amortized to interest expense over a 10-year period, which corresponds to the term of the related debt.
The carrying value of the foreign exchange forward and natural gas futures contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net asset of $2.6 million at December 2005 and a net liability of $7.7 million at December 2004.

Avery Dennison Corporation
NOTE 5. FINANCIAL INSTRUMENTS (Continued)
The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net asset of $.1 million at the end of 2005. The carrying value of the foreign exchange option contracts approximated the fair market value.
The counterparties to foreign exchange and natural gas forward, option and swap contracts consist primarily of a large number of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, although the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate such losses.
NOTE 6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS
Defined Benefit Plans
The Company sponsors a number of defined benefit plans (the “Plan”) covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company’s policy to make contributions to the Plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, as the Company’s actuarial consultants determine and advise to be appropriate. Plan assets are generally invested in diversified portfolios that consist primarily of equity and fixed income securities. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan. While the Company has not expressed any intent to terminate the Plan, the Company may do so at any time.
The Company uses a November 30 measurement date for the majority of its U.S. plans and a fiscal year end measurement date for its international plans.
Postretirement Health Benefits
The Company provides postretirement health benefits to certain U.S. retired employees up to the age of 65 under a cost-sharing arrangement, and provides supplemental Medicare benefits to certain U.S. retirees over the age of 65. The Company’s policy is to fund the cost of the postretirement benefits on a cash basis. The Company uses a fiscal year end measurement date for its postretirement health benefit plan. While the Company has not expressed any intent to terminate postretirement health benefits, the Company may do so at any time.
Plan Assets
Assets of the Company’s U.S. plans are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value and small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S is 75% in equity securities and 25% in fixed income securities, subject to periodic fluctuations in the respective asset classes above. The Plan assets include investments in the Company’s stock, which totaled approximately 630,000 shares as of December 31, 2005. This amount, however, does not include any shares that may be held in index funds.
Assets of the Company’s international plans are invested in accordance with local accepted practice, with asset allocations and investments varying by country and plan. Investments utilized by the various plans include equity securities, fixed income securities, real estate and insurance contracts.
The weighted-average asset allocations for the Company’s pension plans at year end 2005 and 2004, by asset category are as follows:

	2005		2004
	U.S.	Int'l	U.S.	Int'l

Equity securities	84%	61%	79%	60%
Fixed income securities	16	36	21	37
Real estate and insurance contracts	—	3	—	3

Total	100%	100%	100%	100%

Plan Assumptions
Discount Rate
The Company, in consultation with its actuaries, annually reviews and determines the discount rates to be used in connection with its postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., the Company’s discount rate was determined by evaluating several yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams were then matched with the bond portfolios to determine a rate that reflected the liability duration unique to the Company’s plans.

Avery Dennison Corporation
NOTE 6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS (Continued)
Long-term Return on Assets
The Company determines the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into consideration that assets with higher volatility typically generate a greater return over the long run. Additionally, current market conditions, such as interest rates, are evaluated and peer data is reviewed to check for reasonability and appropriateness.
Healthcare Cost Trend Rate
For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. This rate is expected to decrease to approximately 5% by 2009.
A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point	One-percentage-point
(In millions)	increase	decrease

Effect on total of service and interest cost components	$.1	$(.1)
Effect on postretirement benefit obligation	1.0	(1.2)

Plan Reconciliations
The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2005		2004		2005	2004
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$468.7	$407.9	$412.8	$335.4	$41.6	$43.1
Service cost	19.3	11.5	16.8	10.4	1.7	1.4
Interest cost	27.6	18.7	25.5	18.2	2.5	2.2
Participant contribution	—	3.4	—	3.5	—	—
Amendments	2.8	—	13.1	6.3	(14.0)	—
Actuarial loss (gain)	20.2	34.1	20.3	.8	6.1	(1.6)
Plan transfer (1)	1.1	—	3.7	—	—	—
Benefits paid	(26.0)	(11.4)	(23.5)	(10.3)	(3.8)	(3.5)
Special termination benefits	—	—	—	1.4	—	—
Net transfer in (2)	—	—	—	7.0	—	—
Pension curtailment	—	(.2)	—	(.6)	—	—
Foreign currency translation	—	(48.3)	—	35.8	—	—

Projected benefit obligation at end of year	$513.7	$415.7	$468.7	$407.9	$34.1	$41.6

Accumulated benefit obligation at end of year	$504.2	$399.4	$463.1	$390.2

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents valuation of an additional pension plan.

Avery Dennison Corporation
NOTE 6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS (Continued)

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2005		2004		2005	2004
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in plan assets:
Fair value of plan assets at beginning of year	$476.4	$319.3	$417.4	$264.5	—	—
Actual return on plan assets	42.8	42.2	52.2	20.4	—	—
Plan transfer (1)	1.1	—	3.7	—	—	—
Employer contribution	26.4	15.6	26.6	9.8	$3.8	$3.5
Participant contribution	—	3.4	—	3.5	—	—
Benefits paid	(26.0)	(11.4)	(23.5)	(10.3)	(3.8)	(3.5)
Net transfer in(2)	—	—	—	3.2	—	—
Foreign currency translation	—	(38.3)	—	28.2	—	—

Fair value of plan assets at end of year	$520.7	$330.8	$476.4	$319.3	$—	$—

Funded status of the plans:
Plan assets in excess of (less than) benefit obligation	$7.0	$(84.9)	$7.7	$(88.6)	$(34.1)	$(41.6)
Unrecognized net actuarial loss	124.4	127.6	108.1	132.8	23.7	19.1
Unrecognized prior service cost	10.6	6.0	9.7	7.6	(26.0)	(12.9)
Unrecognized net asset	—	(4.2)	(.2)	(6.1)	—	—

Net amount recognized	$142.0	$44.5	$125.3	$45.7	$(36.4)	$(35.4)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost	$120.7	$48.7	$121.4	$52.7	—	—
Accrued benefit liability	(70.6)	(91.4)	(84.6)	(94.1)	$(36.4)	$(35.4)
Intangible asset	7.8	.8	6.8	1.4	—	—
Other comprehensive income	84.1	86.4	81.7	85.7	—	—

Net amount recognized	$142.0	$44.5	$125.3	$45.7	$(36.4)	$(35.4)

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents valuation of an additional pension plan.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for U.S. plans were $330.8 million, $324.7 million and $254.4 million, respectively, at year end 2005 and $311 million, $308.3 million and $223.8 million, respectively, at year end 2004.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for international plans were $215.5 million, $207.2 million and $121.4 million, respectively, at year end 2005 and $202.4 million, $196.4 million and $106.7 million, respectively, at year end 2004.

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2005		2004		2003		2005	2004	2003
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining year end obligations:
Discount rate	5.75%	4.49%	6.00%	4.91%	6.25%	5.31%	5.50%	5.75%	6.25%
Rate of increase in future compensation levels	3.59	2.79	3.61	2.68	3.62	2.54	—	—	—

Avery Dennison Corporation
NOTE 6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS (Continued)
The following table sets forth the components of net periodic benefit cost (income):

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2005		2004		2003		2005	2004	2003
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Components of net periodic benefit cost (income):
Service cost	$19.3	$11.5	$16.8	$10.4	$12.3	$8.5	$1.7	$1.4	$1.4
Interest cost	27.6	18.7	25.5	18.2	25.0	15.2	2.5	2.1	2.9
Expected return on plan assets	(44.0)	(20.9)	(42.4)	(21.2)	(40.3)	(19.1)	—	—	—
Recognized net actuarial loss (gain)	5.2	3.7	3.5	2.5	(.3)	1.3	1.6	.7	.6
Amortization of prior service cost	1.9	.6	.1	.2	.1	.4	(.9)	(.9)	(.3)
Amortization of transition obligation or asset	(.3)	(1.3)	(.5)	(1.3)	(.5)	(1.1)	—	—	—
Curtailment	—	(.1)	—	.8	—	—	—	—	—

Net periodic benefit cost (income)	$9.7	$12.2	$3.0	$9.6	$(3.7)	$5.2	$4.9	$3.3	$4.6

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2005		2004		2003		2005	2004	2003
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used for determining net periodic cost:
Discount rate	6.00%	4.91%	6.25%	5.31%	7.00%	5.47%	5.75%	6.25%	7.00%
Expected long-term rate of return on plan assets	8.75	6.32	9.00	6.48	9.00	6.83	¯	¯	¯
Rate of increase in future compensation levels	3.61	2.68	3.62	2.54	3.61	2.63	¯	¯	¯

As a result of changes in assumptions during 2005 and 2004, the accumulated benefit obligation in certain plans exceeded the fair value of the underlying pension plan assets and accrued pension liabilities. The Company’s Consolidated Balance Sheet reflects an additional minimum pension liability of $3.5 million and $12.2 million in 2005 and 2004, respectively, for U.S. pension plans and an additional minimum pension liability of $.1 million and $20.2 million in 2005 and 2004, respectively, for international pension plans. These transactions generated a change in intangible pension assets of $1.1 million and $2.4 million, respectively, in 2005 and 2004 for U.S. pension plans and $(.7) million and $.5 million in 2005 and 2004, respectively, for international pension plans with a charge to equity for the remainder.
Plan Contributions
The Company expects to contribute a minimum of $27.6 million and $7 million to its U.S. pension plans and international pension plans, respectively, and approximately $3.3 million to its postretirement benefit plan in 2006. In January 2006, the Company contributed $25 million to its domestic pension plan, which is more than the amount required by U.S. governmental agencies for 2006.
Future Benefit Payments
Benefit payments, which reflect expected future services, are as follows:

	Pension Benefits		U.S. Postretirement
(In millions)	U.S.	Int'l	Health Benefits

2006	$30.0	$11.8	$3.3
2007	30.7	11.4	3.2
2008	31.4	12.8	2.9
2009	32.1	14.1	2.7
2010	32.7	15.3	2.7
2011-2014	168.2	86.7	11.7

Avery Dennison Corporation
NOTE 6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS (Continued)
Defined Contribution Plans
The Company sponsors various defined contribution plans worldwide, with the largest plan being the Avery Dennison Corporation Employee Savings Plan (“Savings Plan” — a 401(k) savings plan covering its U.S. employees). The Company matches participant contributions to the Savings Plan based on a formula within the plan. The Savings Plan has a leveraged employee stock ownership plan (“ESOP”) feature, which allows the plan to borrow funds to purchase shares of the Company’s common stock at market prices. Savings Plan expense consists primarily of stock contributions from the ESOP to participant accounts.
ESOP expense is accounted for under the cost of shares allocated method. Net ESOP expense for 2005, 2004 and 2003 was $1.2 million, $.7 million and $.7 million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $1.7 million, $1.1 million and $1.1 million in 2005, 2004 and 2003, respectively.
Interest costs incurred by the ESOP for 2005, 2004 and 2003 were $.6 million, $.3 million and $.3 million, respectively. Dividends on unallocated ESOP shares used for debt service were $1.1 million, $1.3 million and $1.5 million for 2005, 2004 and 2003, respectively.
The cost of shares allocated to the ESOP for 2005, 2004 and 2003 was $2.3 million, $2.1 million and $2.2 million, respectively. Of the total shares held by the ESOP, 2.5 million shares were allocated and .6 million shares were unallocated at year end 2005, and 3.2 million shares were allocated and .8 million shares were unallocated at year end 2004.
Other Retirement Plans
The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2005 and 2004, the Company had accrued $157.3 million and $145.4 million, respectively, for its obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year end 2005 and 2004, these obligations were secured by standby letters of credit of $64.5 million and $63 million, respectively. The Company’s expense, which includes Company contributions and interest expense, was $6.9 million, $13.8 million and $11 million for 2005, 2004 and 2003, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.
To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $160.6 million and $140.8 million at year end 2005 and 2004, respectively.
NOTE 7. COMMITMENTS
Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms of one year or more are as follows:

Year	(In millions)

2006	$48.4
2007	38.7
2008	28.3
2009	20.3
2010	16.6
Thereafter	51.2

Total minimum lease payments	$203.5

Operating leases relate primarily to office and warehouse space, equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as included in Note 8, “Contingencies.” There are no significant capital leases.
Rent expense for 2005, 2004 and 2003 was $75 million, $66 million and $64 million, respectively.

Avery Dennison Corporation
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
On April 15, 2003, the U.S. Department of Justice filed a complaint in the U.S. District Court for the Northern District of Illinois seeking to enjoin the proposed merger (“DOJ Merger Complaint”). The DOJ Merger Complaint, which set forth the U.S. Department of Justice’s theory of its case, included references not only to the parties to the merger, but also to an unnamed “Leading Producer” of North American label stock, which is the Company. The DOJ Merger Complaint asserted that “UPM and the Leading Producer have already attempted to limit competition between themselves, as reflected in written and oral communications to each other through high level executives regarding explicit anticompetitive understandings, although the extent to which these efforts have succeeded is not entirely clear to the United States at the present time.”
In connection with the U.S. Department of Justice’s investigation into the proposed merger, the Company produced documents and provided testimony by Messrs. Neal, Scarborough and Simcic (then CEO, President and Group Vice President—Roll Materials Worldwide, respectively). On July 25, 2003, the United States District Court for the Northern District of Illinois entered an order enjoining the proposed merger. UPM and Bemis thereafter agreed to terminate the merger agreement. The court’s decision incorporated a stipulation by the U.S. Department of Justice that the paper label industry is competitive.
On April 24, 2003, Sentry Business Products, Inc. filed a purported class action in the United States District Court for the Northern District of Illinois against the Company, UPM, Bemis and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. Plaintiffs filed a consolidated complaint on February 16, 2004, which the Company answered on March 31, 2004. On April 14, 2004, the court separated the proceedings as to class certification and merits discovery, and limited the initial phase of discovery to the issue of the appropriateness of class certification. On January 4, 2006, plaintiffs filed an amended complaint. The Company intends to defend these matters vigorously.
On May 6, 2003, Sekuk Global Enterprises filed a purported stockholder class action in the United States District Court for the Central District of California against the Company and Messrs. Neal, O’Bryant and Skovran (then CEO, CFO and Controller, respectively) seeking damages and other relief for alleged disclosure violations pertaining to alleged unlawful competitive practices. Subsequently, another similar action was filed in the same court. On September 24, 2003, the court appointed a lead plaintiff, approved lead and liaison counsel and ordered the two actions consolidated as the “In Re Avery Dennison Corporation Securities Litigation.” Pursuant to court order and the parties’ stipulation, plaintiff filed a consolidated complaint in mid-February 2004. The court approved a briefing schedule for defendants’ motion to dismiss the consolidated complaint, with a contemplated hearing date in June 2004. In January 2004, the parties stipulated to stay the consolidated action, including the proposed briefing schedule, pending the outcome of the government investigation of alleged anticompetitive conduct by the Company. The court has approved the parties’ stipulation to stay the consolidated actions. There has been no discovery and no trial date has been set. The Company intends to defend these matters vigorously.
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against the Company, UPM and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for San Francisco County on March 30, 2004. A further similar complaint was filed in the Superior Court for Maricopa County, Arizona on November 6, 2003. Plaintiffs voluntarily dismissed the Arizona complaint without prejudice on October 4, 2004. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Webtego on February 16, 2005, in the Court of Common Pleas for Cuyahoga County, Ohio; by D.R. Ward Construction Co. on February 17, 2005, in the Superior Court for Maricopa County, Arizona; by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005 in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. On October 7, 2005, Webtego voluntarily dismissed its complaint. The Company intends to defend the remaining matters vigorously.
On August 15, 2003, the U.S. Department of Justice issued a subpoena to the Company in connection with its criminal investigation into competitive practices in the label stock industry. The Company is cooperating with the investigation.

Avery Dennison Corporation
NOTE 8. CONTINGENCIES (Continued)
On June 8, 2004, Pamco Tape & Label filed in the Superior Court for the County of San Francisco, California, a purported class action on behalf of direct purchasers in California of self-adhesive label stock, against the Company, Bemis, UPM and Raflatac, seeking actual damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Pamco voluntarily dismissed its complaint without prejudice on May 18, 2005.
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
Based on published press reports, certain other European producers of paper and forestry products received similar visits from European authorities. One such producer, UPM, stated that it had decided to disclose to competition authorities “any conduct that has not comported with applicable competition laws,” and that it had received conditional immunity in the European Union (“EU”) and Canada with respect to certain conduct it has previously disclosed to them, contingent on full cooperation. In February 2006, UPM announced that the U.S. Department of Justice had agreed not to prosecute UPM in connection with the label stock investigation, and, further, that UPM had received conditional immunity in jurisdictions in addition to the EU and Canada.
In the course of its internal examination of matters pertinent to the EC’s investigation of anticompetitive activities affecting the European paper and forestry products sector, the Company discovered instances of improper conduct by certain employees in its European operations. This conduct violated the Company’s policies and in some cases constituted an infringement of EC competition law. As a result, the Company expects that the EC will fine the Company when its investigation is completed. The EC has wide discretion in fixing the amount of a fine, up to a maximum fine of 10% of a company’s annual revenue. Because the Company is unable to estimate either the timing or the amount or range of any fine, the Company has made no provision for a fine in its financial statements. However, the Company believes that the fine could well be material in amount. There can be no assurance that additional adverse consequences to the Company will not result from the conduct discovered by the Company or other matters under EC or other laws. The Company is cooperating with authorities, continuing its internal examination, and taking remedial actions.
On July 9, 2004, the Competition Law Division of the Department of Justice of Canada notified the Company that it was seeking information from the Company in connection with a label stock investigation. The Company is cooperating with the investigation.
On May 18, 2005, Ronald E. Dancer filed a purported class action in the United States District Court for the Central District of California against the Company, Mr. Neal, Karyn Rodriguez (VP and Treasurer) and James Bochinski (then VP, Compensation and Benefits), for alleged breaches of fiduciary duty under the Employee Retirement Income Security Act to the Company’s Employee Savings Plan and Plan participants. The plaintiff alleges, among other things, that permitting investment in and retention of Company Common Stock under the Plan was imprudent because of alleged anticompetitive activities by the Company, and that failure to disclose such activities to the Plan and participants was unlawful. Plaintiff seeks an order compelling defendants to compensate the Plan for any losses and other relief. The parties stipulated to transfer the case to the judge in the consolidated case, “In Re Avery Dennison Corporation Securities Litigation” referenced above, and the court has approved the parties’ stipulation to stay the matter pending the outcome of the government investigation of alleged anticompetitive conduct by the Company. The Company intends to defend this matter vigorously.
On August 18, 2005, the Australian Competition and Consumer Commission notified two of the Company’s subsidiaries, Avery Dennison Material Pty Limited and Avery Dennison Australia Pty Ltd, that it was seeking information in connection with a label stock investigation. The Company is cooperating with the investigation.
The Board of Directors has created an ad hoc committee comprised of independent directors to oversee the foregoing matters.
The Company is unable to predict the effect of these matters at this time, although the effect could well be adverse and material.
Environmental
The Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed. The Company is participating with other PRPs at such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.
The Company has accrued liabilities for such sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites and any sites which could be identified in the future for cleanup could be higher than the liability currently accrued. Amounts currently

Avery Dennison Corporation
NOTE 8. CONTINGENCIES (Continued)
accrued are not significant to the consolidated financial position of the Company and, based upon current information, management believes it is unlikely that the final resolution of these matters will significantly impact the Company’s consolidated financial position, results of operations or cash flows.
Other
The Company has contacted relevant authorities in the U.S. and reported on the results of an internal investigation of potential violations of the U.S. Foreign Corrupt Practices Act. The transactions at issue were carried out by a small number of employees of the Company’s reflectives business in China, and involved, among other things, impermissible payments or attempted impermissible payments. The payments or attempted payments and the contracts associated with them appear to have been relatively minor in amount and of limited duration. Corrective and disciplinary actions have been taken. Sales of the Company’s reflectives business in China in 2005 were approximately $7 million. Based on findings to date, no changes to the Company’s previously filed financial statements are warranted as a result of these matters. However, the Company expects that fines or other penalties could be incurred. While the Company is unable to predict the financial or operating impact of any such fines or penalties, it believes that its behavior in detecting, investigating, responding to and voluntarily disclosing these matters to authorities should be viewed favorably.
The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of the business. Based upon current information, management believes that the resolution of these other matters will not materially affect the Company’s financial position.
The Company participates in receivable financing programs, both domestically and internationally, with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At December 31, 2005, the Company had guaranteed approximately $19 million.
The Company guaranteed up to approximately $21 million of certain foreign subsidiaries’ obligations to their suppliers as of December 31, 2005.
On September 9, 2005, the Company completed the lease financing for a commercial facility to be located in Mentor, Ohio. This facility will be the new headquarters for the Company’s roll materials worldwide division, and will consist generally of land, buildings, equipment and office furnishings and equipment (the “Facility”). The Company will lease the Facility under an operating lease arrangement, which contains a residual value guarantee of $33.4 million. The Company does not expect the residual value of the Facility to be less than the amount guaranteed.
NOTE 9. SHAREHOLDERS’ EQUITY
Common Stock and Common Stock Repurchase Program
The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.
In December 1997, the Company redeemed the outstanding preferred stock purchase rights and issued new preferred stock purchase rights, declaring a dividend of one such right on each outstanding share of common stock, and since such time, the Company has issued such rights with each share of common stock that has been subsequently issued. When exercisable, each new right will entitle its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $150 per one one-hundredth of a share until October 31, 2007. The rights will become exercisable if a person acquires 20% or more of the Company’s common stock or makes an offer, the consummation of which will result in the person’s owning 20% or more of the Company’s common stock. In the event the Company is acquired in a merger, each right entitles the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. Likewise, if a person or group acquires 20% or more of the Company’s common stock, each right entitles the holder to purchase the Company’s common stock with a market value equal to twice the exercise price of the right. The rights may be redeemed by the Company at a price of one cent per right at any time prior to a person’s or group’s acquiring 20% of the Company’s common stock. The 20% threshold may be reduced by the Company to as low as 10% at any time prior to a person’s acquiring a percent of Company stock equal to the lowered threshold.
The Board of Directors has authorized the repurchase of an aggregate 40.4 million shares of the Company’s outstanding common stock. The acquired shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. At year end 2005, approximately 2.5 million shares remain available for repurchase pursuant to this authorization.
Stock Option and Incentive Plans
The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. The remaining shares available are held in the

Avery Dennison Corporation
NOTE 9. SHAREHOLDERS’ EQUITY (Continued)
Company’s Employee Stock Benefit Trust (“ESBT”). The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.
The Company maintains various stock option and incentive plans which are fixed employee stock-based compensation plans. Under the plans, incentive stock options and stock options granted to directors may be granted at not less than 100% of the fair market value of the Company’s common stock on the date of the grant, whereas nonqualified options granted to employees may be issued at prices no less than par value. The Company’s policy is to price stock option grants at fair market value on the date of the grant. Options generally vest ratably over a two-year period for directors, or over a four-year period for employees. Options for certain officers may cliff-vest over a 3- to 9.75-year period based on the Company’s performance. Unexercised options expire ten years from the date of grant.
The following table sets forth stock option information relative to these plans (options in thousands):

	2005		2004		2003
	Weighted-average	Number	Weighted-average	Number	Weighted-average	Number
	exercise price	of options	exercise price	of options	exercise price	of options

Outstanding at beginning of year	$55.18	9,503.7	$52.66	7,951.9	$51.10	6,942.4
Granted	59.23	1,856.8	59.22	2,381.7	55.66	1,490.8
Exercised	36.95	(304.0)	36.02	(586.5)	26.09	(267.1)
Forfeited or expired	58.79	(203.3)	58.38	(243.4)	56.41	(214.2)

Outstanding at year end	56.32	10,853.2	55.18	9,503.7	52.66	7,951.9
Options exercisable at year end	$53.46	5,246.2	$50.14	3,684.6	$46.64	3,428.1

The following table summarizes information on fixed stock options outstanding at December 31, 2005 (options in thousands):

	Options outstanding			Options exercisable
		Weighted-average
		remaining
		contractual life	Weighted-average		Weighted-average
Range of exercise prices	Number outstanding	(in years)	exercise price	Number exercisable	exercise price

$ 34.94 to 49.97	1,270.7	2.3	$42.52	1,243.1	$42.44
50.03 to 59.76	8,272.3	7.7	57.40	3,492.3	55.99
60.29 to 67.31	1,310.2	6.9	62.87	510.8	62.95

$ 34.94 to 67.31	10,853.2	6.9	$56.32	5,246.2	$53.46

The weighted-average fair value per share of options granted during 2005, 2004 and 2003 was $12.64, $11.18 and $11.71, respectively. Option grant date fair values were determined using the Black-Scholes option pricing model. The underlying assumptions used were as follows:

	2005	2004	2003

Risk-free interest rate	4.11%	3.86%	3.86%
Expected stock price volatility	20.55	19.81	21.41
Expected dividend yield	2.67	3.01	2.59
Expected option term	7 years	7 years	7 years

Restricted Stock Units and Restricted Stock Grants
In December 2005, the Board of Directors approved the award of restricted stock units (“RSUs”), which were issued under the Company’s stock option and incentive plan. In 2005, RSUs were granted to certain employees, which consisted of two groups of employees. These RSUs include dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividend paid or property distributed on a single share of common stock multiplied by the number of RSUs in the employee’s account. Vesting for the two groups of RSUs is as follows:
•	A vesting period of 3 years provided that a certain performance objective is met at the end of the third year after year of the award. If the performance objective is not achieved at the end of the third year, the same unvested RSUs will be subject to meeting the performance objective at the end of the fourth year, and if not achieved at the end of the fourth year, then the fifth year following the year of grant

•	A vesting period of 3 years, provided that employment is continuous for 3 years

Avery Dennison Corporation
NOTE 9. SHAREHOLDERS’ EQUITY (Continued)
For both groups, if the above vesting conditions are not met, the RSUs will be forfeited. As of December 31, 2005, there were no forfeited RSUs.
The following table summarizes information about awarded RSUs at December 31, 2005:

2005

Restricted stock units awarded (in thousands)	93.5
Stock price per share at award date	$59.47
Pretax compensation expense related to RSUs (in millions)	$.1

During 2005, the Company also awarded 30,000 restricted shares, which vest equally in 2009 and 2012. Pretax compensation expense of $.2 million was recorded for this award in 2005.
NOTE 10. COMPONENTS OF OTHER INCOME AND EXPENSE
Severance charges recorded under the restructuring actions below are included in “Other accrued liabilities” in the Consolidated Balance Sheet.
Fourth Quarter 2005
In the fourth quarter of 2005, the Company recorded a pretax charge of $55.5 million associated with restructuring actions ($41.1 million), as well as expected product line divestitures ($14.4 million). The charge included severance and related costs of $32.9 million related to the elimination of approximately 850 positions worldwide. Severance and related costs represent cash paid or to be paid to employees terminated under these actions. Final payments to the terminated employees will be made during 2006 and 2007. At December 31, 2005, approximately 395 employees impacted by these actions remain with the Company, and are expected to leave by 2007. Also included in the charge was $22.6 million related to asset impairment, lease cancellation costs and other associated costs. Asset impairments were based on the market value of the assets. The table below details the activity related to this program:

				Other specialty
	Pressure-sensitive	Office and Consumer	Retail Information	converting
(In millions)	Materials Segment	Products Segment	Services Segment	businesses	Corporate	Total

Severance and other employee costs
Beginning balance	$15.1	$6.8	$5.6	$2.5	$2.9	$32.9
Payments	(2.5)	(1.4)	(.4)	(1.0)	—	(5.3)

Balance at December 31, 2005	$12.6	$5.4	$5.2	$1.5	$2.9	$27.6

Asset Impairments
Buildings	$2.4	$—	$—	$—	$.8	$3.2
Machinery and equipment	.1	10.7	.7	2.9	1.3	15.7
Capitalized software	—	—	—	—	2.5	2.5
Other
Lease cancellations	—	—	.8	—	—	.8
Other costs	—	—	.4	—	—	.4

	$2.5	$10.7	$1.9	$2.9	$4.6	$22.6

Second Quarter 2005
In the second quarter of 2005, the Company recorded a pretax charge of $2.1 million relating to asset impairments ($1.4 million) and restructuring costs ($.7 million). The asset impairment charges represented impairment of a building for $.7 million in other specialty converting businesses and write-off of machinery and equipment for $.7 million in the Pressure-sensitive Materials segment. Asset impairments were based on market value for similar assets.
First Quarter 2005
In the first quarter of 2005, the Company recorded a pretax charge of $6.7 million relating to restructuring costs and asset impairment charges, partially offset by a gain on sale of assets of $3.4 million. The charge included severance and related costs of $4 million related to the elimination of approximately 170 positions in the Office and Consumer Products segment as a result of the Company’s closure of the Gainesville, Georgia label converting plant. Severance and related costs represent cash paid or to be paid to employees terminated under these actions. The remaining employees (approximately 5 employees) impacted by these actions are expected to leave the Company by

Avery Dennison Corporation
NOTE 10. COMPONENTS OF OTHER INCOME AND EXPENSE (Continued)
mid-2006 and final payments to the terminated employees will be made during 2006. Also included in the charge was $2.7 million related to impairment of buildings and land in the Pressure-sensitive Materials segment. Asset impairments were based on the market value of the assets.
Second Quarter 2004
In the second quarter of 2004, the Company recorded a pretax charge of $13.8 million relating to restructuring costs, asset impairments and planned disposition of property, plant and equipment, and lease cancellation costs primarily associated with the completion of the Company’s integration of the Jackstädt GmbH (“Jackstädt”) acquisition in the Company’s Pressure-sensitive Materials segment, as well as cost reduction actions in the Office and Consumer Products and Retail Information Services segments. The charge included severance and related costs of $7.7 million related to approximately 195 positions worldwide. Severance and related costs represent cash paid or to be paid to employees terminated under these actions. At December 31, 2005, all employees impacted by these actions had left the Company. Final payments to the terminated employees will be made during 2006. Also included in the charge was $6.1 million related to asset impairments and planned disposition of property, plant and equipment, lease cancellation costs and other associated costs in the Pressure-sensitive Materials segment. Asset impairments were based on the market values for similar assets.
First Quarter 2004
In the first quarter of 2004, the Company recorded a pretax charge of $21.4 million relating to restructuring costs and asset impairment charges as part of the Company’s integration of the Jackstädt acquisition in the Company’s Pressure-sensitive Materials segment. The charge included severance and related costs of $15.9 million, which represent cash paid or to be paid to employees terminated under these actions, involving the elimination of approximately 210 positions. All employees impacted by these actions had left the Company in 2004 and final payments will be made in 2006. Also included in the charge was $2.9 million related to impairment of software and $2.6 million related to impairment and planned disposition of machinery and equipment. Asset impairments were based on the market value for similar assets.
Fourth Quarter 2003
In the fourth quarter of 2003, the Company recorded a pretax charge of $34.3 million relating to Jackstädt integration actions and productivity improvement initiatives, as well as net losses associated with several product line divestitures. The charge included severance and related costs of $22 million related to the elimination of approximately 530 positions worldwide. Severance and related costs represent cash paid or to be paid to employees terminated under these actions. Also included in the charge was $8.2 million related to asset impairments and planned disposition of property, plant and equipment, lease cancellation costs and other associated costs. Asset impairments were based on the market values for similar assets. The Company completed the payments for the lease cancellation costs in 2004.
NOTE 11. TAXES BASED ON INCOME
Taxes based on income were as follows:

(In millions)	2005	2004	2003

Current:
U.S. federal tax	$33.5	$35.7	$48.4
State taxes	3.0	6.0	8.3
International taxes	29.7	65.0	55.6

	66.2	106.7	112.3

Deferred:
U.S. federal tax	(11.8)	8.7	5.0
State taxes	(5.2)	2.7	—
International taxes	14.3	(24.4)	(16.9)

	(2.7)	(13.0)	(11.9)

Taxes on income	$63.5	$93.7	$100.4

Avery Dennison Corporation
NOTE 11. TAXES BASED ON INCOME (Continued)
The principal items accounting for the difference in taxes as computed at the U.S. statutory rate and as recorded were as follows:

(In millions)	2005	2004	2003

Computed tax at 35% of income from continuing operations before taxes	$128.3	$131.4	$118.5
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	(3.0)	6.9	5.4
Foreign earnings taxed at different rates	(31.4)	(41.7)	(31.8)
Valuation allowance	(15.6)	15.3	9.8
Jobs Act repatriation of earnings	13.5	—	—
Tax credits	(6.4)	(6.6)	(4.5)
Tax audit settlements	(9.0)	(7.9)	—
Other items, net	(1.4)	(3.1)	(4.0)

Taxes on income from continuing operations	75.0	94.3	93.4
Taxes on income from and gain on sale of discontinued operations	(11.5)	(.6)	7.0

Taxes on income	$63.5	$93.7	$100.4

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)	2005	2004	2003

U.S.	$99.5	$168.3	$155.6
International	267.3	207.0	182.9

Income from continuing operations before taxes	366.8	375.3	338.5
Income (loss) from discontinued operations before taxes	(76.9)	(1.9)	29.8

Income before taxes	$289.9	$373.4	$368.3

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries of approximately $924 million and $1.03 billion at year ended 2005 and 2004, respectively, because such earnings are considered to be reinvested indefinitely outside the U.S., except for the one-time repatriation of earnings in 2005, provided for by the Jobs Act.
The Jobs Act, enacted on October 22, 2004, provided for a temporary 85% dividends-received deduction on certain foreign earnings repatriated before December 31, 2005. The deduction resulted in an approximate 5.25% federal tax rate on the repatriated earnings. During the third quarter of 2005, the Company’s Chief Executive Officer and Board of Directors approved a domestic reinvestment plan as required by the Jobs Act to repatriate $344 million of foreign earnings in fiscal 2005. The repatriation of earnings took place in the fourth quarter of 2005.
Included in the effective tax rate for 2005 is a one-time incremental expense of $13.5 million associated with the repatriation of accumulated foreign earnings under the Jobs Act and a $9 million benefit from several favorable global tax audit settlements.
The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate.
Operating loss carryforwards of foreign subsidiaries for 2005 and 2004 are $143.7 million and $252.5 million, respectively. Credit carryforwards for 2005 and 2004 related to foreign investment tax credits totaled $3.1 million and $3.5 million, respectively. California research credits for 2005 and 2004 totaled $3.9 million and $3.3 million, respectively. Net operating losses, if unused, of $6.8 million will expire by 2010, and $22.1 million will expire after 2010. Net operating losses of $114.8 million can be carried forward indefinitely. The foreign investment tax credit carryforwards begin to expire in 2013. The California research credit can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. The valuation allowance for 2005 and 2004 is $26.5 million and $49.9 million, respectively. The decrease in 2005 is directly attributable to the decrease in net operating loss carryforwards of foreign subsidiaries.
Tax benefits resulting from the exercise of employee stock option programs recorded in stockholders’ equity was approximately $3.2 million for 2005 and $3.5 million for 2004.

Avery Dennison Corporation
NOTE 11. TAXES BASED ON INCOME (Continued)
Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2005	2004

Accrued expenses not currently deductible	$34.1	$30.2
Net operating losses and foreign tax credit carryforwards	40.3	73.4
Postretirement and postemployment benefits	50.3	50.9
Pension costs	9.3	3.8
Inventory reserves	12.4	11.3
Other	6.1	4.3
Valuation allowance	(26.5)	(49.9)

Total deferred tax assets	126.0	124.0

Depreciation and amortization	(141.2)	(142.4)

Total deferred tax liabilities	(141.2)	(142.4)

Total net deferred tax liabilities from continuing operations	$(15.2)	$(18.4)
Net deferred tax assets (liabilities) from discontinued operations	2.6	(7.7)

Total net deferred tax liabilities	$(12.6)	$(26.1)

The Company is subject to ongoing tax examinations by federal, state and foreign tax authorities.
NOTE 12. SEGMENT INFORMATION
The accounting policies of the segments are described in Note 1 “Summary of Significant Accounting Policies.” Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. The Company evaluates performance based on income from operations before interest expense and taxes. General corporate expenses are also excluded from the computation of income from operations for the segments.
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

Avery Dennison Corporation
NOTE 12. SEGMENT INFORMATION (Continued)
Financial information by reportable segment and other businesses from continuing operations is set forth below:

(In millions)	2005(1)	2004(2)	2003(3)

Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,114.5	$2,984.6	$2,546.8
Office and Consumer Products	1,136.1	1,172.5	1,168.1
Retail Information Services	674.8	636.1	552.7
Other specialty converting businesses	548.1	523.8	469.2

Net sales to unaffiliated customers	$5,473.5	$5,317.0	$4,736.8

Intersegment sales:
Pressure-sensitive Materials	$162.7	$168.9	$175.1
Office and Consumer Products	2.0	2.2	2.3
Retail Information Services	7.8	8.8	7.5
Other specialty converting businesses	14.6	16.8	14.5
Eliminations	(187.1)	(196.7)	(199.4)

Intersegment sales	$—	$—	$—

Income from operations before taxes:
Pressure-sensitive Materials	$259.6	$221.4	$180.2
Office and Consumer Products	168.0	186.4	188.5
Retail Information Services	42.7	47.8	24.2
Other specialty converting businesses	9.5	35.5	43.7
Corporate expense	(55.1)	(57.1)	(39.6)
Interest expense	(57.9)	(58.7)	(58.5)

Income before taxes	$366.8	$375.3	$338.5

Capital expenditures:
Pressure-sensitive Materials	$73.9	$115.3	$131.8
Office and Consumer Products	24.8	19.6	17.0
Retail Information Services	32.4	38.3	26.7
Other specialty converting businesses	37.8	29.3	18.9
Corporate	2.5	1.6	4.5
Discontinued operations	.2	1.6	4.7

Capital expenditures(4)	$171.6	$205.7	$203.6

Depreciation expense:
Pressure-sensitive Materials	$86.2	$80.7	$77.4
Office and Consumer Products	24.7	25.3	25.7
Retail Information Services	17.3	15.3	13.7
Other specialty converting businesses	20.0	17.9	18.2
Corporate	6.0	6.6	6.9
Discontinued operations	1.5	1.4	4.2

Depreciation expense	$155.7	$147.2	$146.1

(1)	Results for 2005 include a pretax charge of $63.6 for restructuring costs, asset impairment, lease cancellation charges, transition costs and legal accrual related to a patent lawsuit, partially offset by gain on sale of assets, of which the Pressure-sensitive Materials segment recorded $23, the Office and Consumer Products segment recorded $21.8, the Retail Information Services segment recorded $7.5, the other specialty converting businesses recorded $6.2 and Corporate recorded $5.1. See Note 10 “Components of Other Income and Expense,” for further information.

(2)	Results for 2004 include a pretax charge of $35.2 for restructuring costs, asset impairment and lease cancellation charges, of which the Pressure-sensitive Materials segment recorded $34.4, the Office and Consumer Products segment recorded $.5 and the Retail Information Services segment recorded $.3. See Note 10 “Components of Other Income and Expense,” for further information.

(3)	Results for 2003 include a net pretax charge of $30.5 for asset impairments, restructuring costs, lease cancellation costs and net losses associated with several product line divestitures, partially offset by gain from settlement of a lawsuit during the second quarter of 2003, of which the Pressure-sensitive Materials segment recorded $13.6, the Office and Consumer Products segment recorded $12.5, the Retail Information Services segment recorded $7, the other specialty converting businesses recorded $2.5 and Corporate recorded $(5.1). See Note 10 “Components of Other Income and Expense,” for further information.

(4)	The amount of capital spending in the Consolidated Statement of Cash Flows for 2005 was approximately $9 lower due to the capitalization of leased assets. Capital expenditures accrued but not paid were approximately $27 in both 2005 and 2004. Therefore the amount of capital expenditures in the Consolidated Statement of Cash Flows in 2004 was approximately $27 lower due to the timing of payments.

Avery Dennison Corporation
NOTE 12. SEGMENT INFORMATION (Continued)
Financial information relating to the Company’s continuing operations by geographic area is set forth below:

(In millions)	2005	2004	2003

Net sales:
U.S.	$2,521.6	$2,597.6	$2,474.0
International	3,161.7	2,934.1	2,477.0
Intergeographic	(209.8)	(214.7)	(214.2)

Net sales	$5,473.5	$5,317.0	$4,736.8

Property, plant and equipment, net:
U.S.	$580.6	$599.6	$607.4
International	715.1	774.8	675.5

Property, plant and equipment, net	$1,295.7	$1,374.4	$1,282.9

Revenues are attributed to geographic areas based on the location to which the product is shipped. The Company’s international operations, conducted primarily in Europe, are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.
NOTE 13. QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First	Second	Third	Fourth
(In millions, except per share data)	Quarter(1)	Quarter(2)	Quarter(3)	Quarter(4)

2005
Net sales from continuing operations	$1,342.8	$1,411.7	$1,355.0	$1,364.0
Gross profit from continuing operations	387.9	424.5	394.1	414.6
Net income	57.7	89.4	86.2	(6.9)
Net income per common share	.58	.89	.86	(.07)
Net income per common share, assuming dilution	.57	.89	.86	(.07)

2004
Net sales from continuing operations	$1,242.7	$1,317.2	$1,329.3	$1,427.8
Gross profit from continuing operations	366.1	389.0	387.8	432.1
Net income	52.6	68.5	75.0	83.6
Net income per common share	.53	.69	.75	.84
Net income per common share, assuming dilution	.52	.68	.75	.83

(1)	Results in the first quarter 2005 include a $6.7 pretax charge for restructuring costs and asset impairment charges, partially offset by a gain on sale of assets of $3.4.

Results in the first quarter 2004 include a $21.4 pretax charge for restructuring costs and asset impairment charges.

(2)	Results in the second quarter 2005 include a $2.1 pretax charge for restructuring costs and asset impairment charges.

Results in the second quarter 2004 include a $13.8 pretax charge for restructuring costs, asset impairment and lease cancellation charges.

(3)	Results in the third quarter 2005 include a $1.3 pretax charge for asset impairment charges.

(4)	Results in the fourth quarter 2005 include a $55.5 pretax charge for restructuring costs, asset impairment and lease cancellation charges, and legal accrual related to a patent lawsuit of $3.8, partially offset by a gain on sale of assets of $2.4.
NOTE 14. SUBSEQUENT EVENT
On February 25, 2006, the Company completed the sale of one of its product lines, impacting the Office and Consumer Products segment, the sale of which was announced in December 2005. This product line had estimated sales of $60 million in 2005, and minimal impact on income.

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
Oversight of management’s financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an Audit Committee, which consists solely of outside directors (see page 66). The Committee meets periodically with financial management, internal auditors and the independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and the Company’s internal audit department have free access to meet with the Audit Committee without management’s presence.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Dean A. Scarborough	/s/ Daniel R. O’Bryant

Dean A. Scarborough	Daniel R. O’Bryant
President and	Executive Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

Avery Dennison Corporation
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Avery Dennison Corporation:
We have completed integrated audits of Avery Dennison Corporation’s December 31, 2005 and January 1, 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its December 27, 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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
Los Angeles, California
March 13, 2006

Avery Dennison Corporation
Corporate Information
Counsel
Latham & Watkins LLP
Los Angeles, California
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Los Angeles, California
Transfer Agent — Registrar
Computershare Trust Co., N.A.
P. O. Box 43023
Providence, RI 02940-3023
(877) 498-8861
(800) 952-9245 (hearing impaired number)
www.computershare.com (Web site)
Annual Meeting
The Annual Meeting of Shareholders will be held at 1:30 p.m. on April 27, 2006, in the Conference Center of Avery Dennison’s Charles D. Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.
The DirectSERVICE ™ Investment Program
Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE ™ Investment Program, c/o Computershare (include a reference to Avery Dennison in the correspondence), P.O. Box 43081, Providence, RI 02940-3081, or calling (877) 498-8861, or logging onto their Web site at http://www.computershare.com.
Direct Deposit of Dividends
Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, Computershare Trust Co., Inc., at (800) 870-2340.
Other Information
The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2005 filing with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”), the Company’s annual written affirmation on April 29, 2005, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s Corporate Governance listing standards.
A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation. Copies may also be obtained from the Company’s web site, www.averydennison.com, in the “Investors” section.

Avery Dennison Corporation
Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone: (626) 304-2000
Fax: (626) 792-7312
Mailing Address:
P.O. Box 7090
Pasadena, California 91109-7090
Stock and Dividend Data
Common shares of Avery Dennison are listed on the NYSE. Ticker symbol: AVY

	2005		2004
	High	Low	High	Low

Market Price
First Quarter	$62.53	$56.10	$64.50	$55.49
Second Quarter	61.48	51.35	64.94	58.63
Third Quarter	56.92	51.98	64.40	58.56
Fourth Quarter	59.44	50.30	65.78	54.90

Prices shown represent closing prices on the NYSE

	2005	2004

Dividends Per Common Share
First Quarter	$.38	$.37
Second Quarter	.38	.37
Third Quarter	.38	.37
Fourth Quarter	.39	.38
Total	$1.53	$1.49

Number of shareholders of record as of year end	10,216	10,750