Form 10-K, Exhibit 13
period 2006-12-30
AVERY DENNISON CORPORATION
filed 2007-02-28
CIK 8818

Exhibit 13
OUR BUSINESSES AT A GLANCE
(2006 % of Sales by Business)
Pressure-sensitive Materials — 58%
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
Office and Consumer Products — 19%
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
Retail Information Services — 12%
Retail Information Services designs, manufactures and sells a variety of price marking and brand identification products for retailers, apparel manufacturers, distributors and industrial customers worldwide. These include woven and printed labels, heat transfers, graphic tags, patches, integrated tags, price tickets, custom hard and soft goods packaging, RFID carton and item tags, electronic article surveillance (EAS) tags, barcode printers, software solutions, molded plastic fastening and application devices, as well as service bureau printing applications for supply chain and security management. Locations: North America, Europe, Latin America, Asia Pacific and South Africa.
Other Specialty Converting Businesses — 11% This group consists of several different businesses. The Specialty Tape business produces technically advanced pressure-sensitive tapes that are used by industrial fabricators, original equipment manufacturers, medical device manufacturers and in disposable diaper products. The Industrial and Automotive Products business manufactures high-quality materials such as decorative automotive interior films and long-life paint replacement films. The Security Printing business manufactures self-adhesive postage stamps and battery labels. The RFID business provides sophisticated RFID label inlays to converters who supply pressure-sensitive RFID labels for diverse end-user markets. Locations: North America, Europe, Latin America and Asia Pacific.

Avery Dennison Corporation
FIVE-YEAR SUMMARY

	5-Year Compound	2006(1)		2005(2)		2004(3)		2003(4)		2002(5)
(Dollars in millions, except per share amounts)	Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year(6)
Net sales	8.4%	$5,575.9	100.0	$5,473.5	100.0	$5,317.0	100.0	$4,736.8	100.0	$4,127.5	100.0
Gross profit	6.7	1,528.4	27.4	1,476.2	27.0	1,426.6	26.8	1,319.2	27.9	1,209.1	29.3
Marketing, general and administrative expense	7.4	1,011.1	18.1	987.9	18.0	957.4	18.0	891.6	18.8	775.5	18.8
Interest expense	1.7	55.5	1.0	57.9	1.1	58.7	1.1	58.6	1.2	44.7	1.1
Income from continuing operations before taxes	4.0	425.6	7.6	366.8	6.7	375.3	7.1	338.5	7.1	361.1	8.7
Taxes on income	(8.2)	73.1	1.3	75.0	1.4	94.3	1.8	93.4	2.0	106.9	2.6
Income from continuing operations	8.3	352.5	6.3	291.8	5.3	281.0	5.3	245.1	5.2	254.2	6.2
Income (loss) from discontinued operations, net of tax	N/A	14.7	N/A	(65.4)	N/A	(1.3)	N/A	22.8	N/A	3.0	N/A
Net income	8.6	367.2	6.6	226.4	4.1	279.7	5.3	267.9	5.7	257.2	6.2

		2006		2005		2004		2003		2002

Per Share Information
Income per common share from continuing operations	7.8%	$3.53		$2.91		$2.81		$2.47		$2.58
Income per common share from continuing operations, assuming dilution	7.9	3.51		2.90		2.79		2.45		2.56
Net income per common share	8.1	3.68		2.26		2.80		2.70		2.61
Net income per common share, assuming dilution	8.2	3.66		2.25		2.78		2.68		2.59
Dividends per common share	5.0	1.57		1.53		1.49		1.45		1.35
Average common shares outstanding	.4	99.8		100.1		99.9		99.4		98.5
Average common shares outstanding, assuming dilution	.4	100.4		100.5		100.5		100.0		99.4
Book value at fiscal year end	12.5	$17.10		$15.16		$15.47		$13.24		$10.64
Market price at fiscal year end	3.9	67.93		55.27		59.97		54.71		59.05
Market price range		55.09 to		50.30 to		54.90 to		47.75 to		52.86 to
		69.11		62.53		65.78		63.51		69.49

At Year End
Working capital		$(43.4)		$31.0		$151.8		$(56.8)		$(92.4)
Property, plant and equipment, net		1,309.4		1,295.7		1,374.4		1,287.1		1,178.1
Total assets		4,293.6		4,203.9		4,399.3		4,118.1		3,656.3
Long-term debt		501.6		723.0		1,007.2		887.7		837.2
Total debt		968.0		1,087.7		1,211.7		1,180.3		1,144.2
Shareholders’ equity		1,680.5		1,511.9		1,548.7		1,318.7		1,056.4
Number of employees		22,700		22,600		21,400		20,300		20,500

Other Information
Depreciation expense (7)		$153.8		$154.2		$145.8		$141.9		$122.5
Research and development expense (7)		87.9		85.4		81.8		74.3		74.0
Effective tax rate (7)		17.2%		20.4%		25.1%		27.6%		29.6%
Total debt as a percent of total capital		36.5		41.8		43.9		47.2		52.0
Return on average shareholders’ equity (percent)		22.5		14.6		19.9		22.3		25.7
Return on average total capital (percent)		15.6		10.1		12.1		12.4		13.9

(1) Results for 2006 include net pretax charges of $36.2 for restructuring costs, asset impairment and lease cancellation charges, environmental remediation and other items, partially offset by gain on sale of investment and assets. Additionally, results for 2006 include a tax benefit of $14.9 due to capital losses arising from the sale of discontinued operations and a pretax gain on the sale of discontinued operations of $1.3.

(2) Results for 2005 include a net pretax charge of $63.6 for restructuring costs, asset impairment and lease cancellation charges and legal accrual related to a patent lawsuit, partially offset by gain on sale of assets. Additionally, results for 2005 include impairment charges for goodwill and intangible assets of $74.4 associated with the expected divestiture of a business.

(3) Results for 2004 include a pretax charge of $35.2 for restructuring costs, asset impairment and lease cancellation charges. Results for 2004 reflect a 53-week period.

(4) Results for 2003 include a net pretax charge of $30.5 for restructuring costs, asset impairment and lease cancellation charges and net losses associated with several product line divestitures, partially offset by a gain from the settlement of a lawsuit. Additionally, results for 2003 include a pretax gain on sale of discontinued operations of $25.5.

(5) Results for 2002 include a pretax charge for asset impairment and lease cancellation charges of $21.4, as well as a pretax charge of $10.7 related to severance.

(6) Certain amounts for prior years were reclassified to conform with the current year presentation.

(7) Amounts related to continuing operations.

Avery Dennison Corporation
CONSOLIDATED BALANCE SHEET

(Dollars in millions)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$58.5	$98.5
Trade accounts receivable, less allowances of $58.9 and $61.6 at year end 2006 and 2005, respectively	910.2	863.2
Inventories, net	471.8	439.7
Current deferred and refundable income taxes	95.2	78.1
Other current assets	119.7	78.8

Total current assets	1,655.4	1,558.3
Property, plant and equipment, net	1,309.4	1,295.7
Goodwill	715.9	673.1
Other intangibles resulting from business acquisitions, net	95.5	98.7
Non-current deferred and refundable income taxes	42.7	39.8
Other assets	474.7	538.3

	$4,293.6	$4,203.9

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$466.4	$364.7
Accounts payable	630.1	577.9
Accrued payroll and employee benefits	179.4	161.7
Accrued trade rebates	142.8	145.9
Current deferred and payable income taxes	48.4	62.4
Other accrued liabilities	231.7	213.0

Total current liabilities	1,698.8	1,525.6
Long-term debt	501.6	723.0
Long-term retirement benefits and other liabilities	334.2	356.8
Non-current deferred income taxes	78.5	86.6
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value, authorized — 400,000,000 shares at year end 2006 and 2005; issued — 124,126,624 shares at year end 2006 and 2005; outstanding — 98,313,102 shares and 99,727,160 shares at year end 2006 and 2005, respectively	124.1	124.1
Capital in excess of par value	881.5	729.5
Retained earnings	2,139.9	1,945.3
Cost of unallocated ESOP shares	(5.7)	(7.7)
Employee stock benefit trusts, 8,896,474 shares and 10,006,610 shares at year end 2006 and 2005, respectively	(602.5)	(552.0)
Treasury stock at cost, 16,887,048 shares and 14,362,854 shares at year end 2006 and 2005, respectively	(806.7)	(638.2)
Accumulated other comprehensive loss	(50.1)	(89.1)

Total shareholders’ equity	1,680.5	1,511.9

	$4,293.6	$4,203.9

See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)	2006	2005	2004(1)

Net sales	$5,575.9	$5,473.5	$5,317.0
Cost of products sold	4,047.5	3,997.3	3,890.4

Gross profit	1,528.4	1,476.2	1,426.6
Marketing, general and administrative expense	1,011.1	987.9	957.4
Interest expense	55.5	57.9	58.7
Other expense, net	36.2	63.6	35.2

Income from continuing operations before taxes	425.6	366.8	375.3
Taxes on income	73.1	75.0	94.3

Income from continuing operations	352.5	291.8	281.0
Income (loss) from discontinued operations, net of tax (including gain on disposal of $1.3 and tax benefit of $14.9 in 2006)	14.7	(65.4)	(1.3)

Net income	$367.2	$226.4	$279.7

Per share amounts:
Net income (loss) per common share:
Continuing operations	$3.53	$2.91	$2.81
Discontinued operations	.15	(.65)	(.01)

Net income per common share	$3.68	$2.26	$2.80

Net income (loss) per common share, assuming dilution:
Continuing operations	$3.51	$2.90	$2.79
Discontinued operations	.15	(.65)	(.01)

Net income per common share, assuming dilution	$3.66	$2.25	$2.78

Dividends	$1.57	$1.53	$1.49

Average shares outstanding:
Common shares	99.8	100.1	99.9
Common shares, assuming dilution	100.4	100.5	100.5

Common shares outstanding at year end	98.3	99.7	100.1

(1)	Results for fiscal year 2004 reflect a 53-week period.
See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

				Cost of	Employee		Accumulated
	Common	Capital in		unallocated	stock		other
	stock, $1	excess of	Retained	ESOP	benefit	Treasury	comprehensive
(Dollars in millions, except per share amounts)	par value	par value	earnings	shares	trusts	stock	income (loss)	Total

Fiscal year ended 2003	$124.1	$703.7	$1,772.5	$(11.6)	$(595.4)	$(597.0)	$(77.6)	$1,318.7
Comprehensive income:
Net income			279.7					279.7
Other comprehensive income:
Foreign currency translation adjustment							87.9	87.9
Minimum pension liability adjustment, net of tax of $14.6							(14.9)	(14.9)
Effective portion of gains or losses on cash flow hedges, net of tax of $2.5							1.9	1.9

Other comprehensive income							74.9	74.9

Total comprehensive income								354.6
Repurchase of 9,641 shares for treasury, net of shares issued						(.6)		(.6)
Stock issued under option plans, including $19.2 of tax and dividends paid on stock held in stock trusts		4.4			34.3			38.7
Dividends: $1.49 per share			(164.6)					(164.6)
ESOP transactions, net				1.9				1.9
Employee stock benefit trusts market value adjustment		58.0			(58.0)			—

Fiscal year ended 2004	124.1	766.1	1,887.6	(9.7)	(619.1)	(597.6)	(2.7)	1,548.7
Comprehensive income:
Net income			226.4					226.4
Other comprehensive income:
Foreign currency translation adjustment							(90.6)	(90.6)
Minimum pension liability adjustment, net of tax of $2.2							(.9)	(.9)
Effective portion of gains or losses on cash flow hedges, net of tax of $(3.1)							5.1	5.1

Other comprehensive income							(86.4)	(86.4)

Total comprehensive income								140.0
Repurchase of 693,005 shares for treasury, net of shares issued						(40.6)		(40.6)
Stock issued under option plans, including $18.8 of tax and dividends paid on stock held in stock trusts		11.3			19.2			30.5
Dividends: $1.53 per share			(168.7)					(168.7)
ESOP transactions, net				2.0				2.0
Employee stock benefit trusts market value adjustment		(47.9)			47.9			—

Fiscal year ended 2005	124.1	729.5	1,945.3	(7.7)	(552.0)	(638.2)	(89.1)	1,511.9
Comprehensive income:
Net income			367.2					367.2
Other comprehensive income:
Foreign currency translation adjustment							101.0	101.0
Effective portion of gains or losses on cash flow hedges, net of tax of $1.8							(3.1)	(3.1)
Minimum pension liability, net of tax of $.6							(2.2)	(2.2)

Other comprehensive income							95.7	95.7

Total comprehensive income								462.9
Adjustment to initially adopt SFAS No. 158:
Adjustment to minimum pension liability to initially apply SFAS No. 158, net of tax of $(59.2)							114.0	114.0
Net actuarial loss, prior service cost and net transition obligation, net of tax of $62.2							(170.8)	(170.8)
Effects of changing pension plan measurement date pursuant to SFAS No. 158:
Service cost, interest cost, and expected return on plan assets for December 1 — December 30, 2006, net of tax			(.8)					(.8)
Amortization of prior service cost for December 1 — December 30, 2006, net of tax							.1	.1
Repurchase of 2,524,194 shares for treasury, net of shares issued						(168.5)		(168.5)
Stock issued under option plans, including $22.7 of tax and dividends paid on stock held in stock trusts		30.4			71.1			101.5
Dividends: $1.57 per share			(171.8)					(171.8)
ESOP transactions, net				2.0				2.0
Employee stock benefit trusts market value adjustment		121.6			(121.6)			—

Fiscal year ended 2006	$124.1	$881.5	$2,139.9	$(5.7)	$(602.5)	$(806.7)	$(50.1)	$1,680.5

See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	2006	2005	2004(1)

Operating Activities
Net income	$367.2	$226.4	$279.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	154.3	155.7	147.2
Amortization	43.6	45.8	41.0
Deferred taxes	(10.8)	(12.6)	93.1
Asset impairment and net (gain) loss on sale of assets of $(13.9), $7 and $2.5 in 2006, 2005 and 2004, respectively	(7.8)	108.1	12.4
Stock-based compensation	24.1	—	—
Other non-cash items, net	(6.5)	(7.5)	(.5)
Changes in assets and liabilities, net of the effect of business acquisitions and divestitures:
Trade accounts receivable	(2.3)	(43.9)	(1.4)
Inventories	(15.1)	(11.7)	(1.2)
Other current assets	(45.6)	(4.3)	9.2
Accounts payable and accrued liabilities	8.9	30.4	26.9
Taxes on income	12.6	(31.9)	(61.9)
Long-term retirement benefits and other liabilities	(11.8)	(12.9)	(27.6)

Net cash provided by operating activities	510.8	441.6	516.9

Investing Activities
Purchase of property, plant and equipment	(161.9)	(162.5)	(178.9)
Purchase of software and other deferred charges	(33.4)	(25.8)	(21.8)
Payments for acquisitions	(13.4)	(2.8)	(15.0)
Proceeds from sale of assets	15.4	21.8	8.2
Proceeds from sale of businesses and investments	35.4	—	—
Other	3.0	1.7	(9.4)

Net cash used in investing activities	(154.9)	(167.6)	(216.9)

Financing Activities
Net (decrease) increase in borrowings (maturities of 90 days or less)	(137.8)	58.2	(39.9)
Additional borrowings (maturities longer than 90 days)	—	76.2	302.8
Payments of debt (maturities longer than 90 days)	(2.3)	(214.9)	(382.0)
Dividends paid	(171.8)	(168.7)	(164.6)
Purchase of treasury stock	(157.7)	(40.9)	(.7)
Proceeds from exercise of stock options, net	54.1	11.1	19.1
Other	17.7	18.5	18.2

Net cash used in financing activities	(397.8)	(260.5)	(247.1)

Effect of foreign currency translation on cash balances	1.9	.2	2.4

(Decrease) increase in cash and cash equivalents	(40.0)	13.7	55.3
Cash and cash equivalents, beginning of year	98.5	84.8	29.5

Cash and cash equivalents, end of year	$58.5	$98.5	$84.8

(1)	Results for fiscal year 2004 reflect a 53-week period.
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
While the Company’s segment structure remained the same as reported at year end 2005, in the second quarter of 2006, the Company transferred its business media division from the Retail Information Services segment into other specialty converting businesses, to align with a change in its internal reporting structure. Prior year amounts included herein have been reclassified to conform to the current year presentation.
In 2006, the Pressure-sensitive Materials segment contributed approximately 58% of the Company’s total sales, while the Office and Consumer Products segment and the Retail Information Services segment contributed approximately 19% and 12%, respectively, of the Company’s total sales. International operations generated approximately 55% of the Company’s total sales in 2006. Refer to Note 12, “Segment Information,” for further detail.
Principles of Consolidation
The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated. Investments in certain affiliates (20% to 50% ownership) are accounted for by the equity method of accounting. Investments representing less than 20% ownership are accounted for by the cost method of accounting.
Financial Presentation
Certain prior year amounts have been reclassified to conform with the current year presentation. In 2006, shipping and handling costs (approximately $143 million for 2006, approximately $145 million for 2005, and approximately $148 million for 2004), which were previously classified in “Marketing, general and administrative expense” for the Office and Consumer Products segment, Retail Information Services segment, and most businesses included in the other specialty converting businesses, were reclassified into “Cost of products sold” to align the Company’s businesses around a standard accounting policy.
Discontinued Operations
In 2006, the Company completed the sale of its raised reflective pavement markers business, which was announced in December 2005. The results for this business were accounted for as discontinued operations in the consolidated financial statements for the years presented herein. The divestiture resulted in a tax benefit ($14.9 million) due to capital losses arising from the sale of the business and a gain on sale of $1.3 million. Based on the estimated value for this business, management concluded that associated goodwill and intangible assets from the acquisition of this business were impaired, resulting in a pretax charge of $74.4 million in December 2005. This business was previously included in the Pressure-sensitive Materials segment.

Avery Dennison Corporation
Summarized, combined statement of income for discontinued operations:

(In millions)	2006	2005	2004

Net sales	$7.2	$22.8	$23.9

Loss before taxes	$(1.3)	$(76.9)	$(1.9)
Taxes on income	.2	(11.5)	(.6)

Loss from operations, net of tax	(1.5)	(65.4)	(1.3)
Gain on sale of discontinued operations	1.3	—	—
Tax benefit from sale	(14.9)	—	—

Income (loss) from discontinued operations, net of tax	$14.7	$(65.4)	$(1.3)

See also Note 11, “Taxes Based on Income.”
Amortization expense on other intangible assets related to discontinued operations was $2 million in 2005 and 2004.
Summarized, combined balance sheet for discontinued operations (classified as held-for-sale):

(In millions)	2005

Current assets	$3.9

Property, plant and equipment, net	5.1
Other assets	2.9

Total non-current assets (included in “Other assets” in the Consolidated Balance Sheet)	8.0

Current liabilities	2.2

Non-current liabilities	.5

Fiscal Year
The Company’s 2006 and 2005 fiscal years reflected 52-week periods ending December 30, 2006 and December 31, 2005, respectively. Fiscal year 2004 reflected a 53-week period ending January 1, 2005. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.
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
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and taxes was as follows:

(In millions)	2006	2005	2004

Interest, net of capitalized amounts	$52.0	$55.9	$59.5
Income taxes, net of refunds	60.4	113.1	68.9

In 2006 and 2005, non-cash activities included accruals for capital expenditures of approximately $18 million and $27 million, respectively, due to the timing of payments. In 2005, fixed assets acquired through capital lease totaled approximately $9 million. These assets were sold and leased back in 2006, under an operating lease. Additionally in 2006, non-cash activities included approximately $11 million in purchases of treasury stock, which were completed in late 2006 but not settled until January 2007.
Accounts Receivable
The Company records trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. In 2006 and 2005, the Company recorded expenses of $31.8 million and $28.2 million, respectively, related to the allowances for trade accounts receivable. The Company records these allowances based on estimates related to the following factors:
•	Customer-specific allowances

•	Amounts based upon an aging schedule

•	An estimated amount, based on the Company’s historical experience

Avery Dennison Corporation
No single customer represented 10% or more of the Company’s net sales or trade receivables at year end 2006 and 2005. However, the ten largest customers at year end 2006 represented approximately 18% of trade accounts receivable and consisted of six customers of the Company’s Office and Consumer Products segment, three customers of the Pressure-sensitive Materials segment and one customer of both these segments. The Company does not generally require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis.
Inventories
Inventories are stated at the lower of cost or market value. Cost is determined using methods that approximate both the first-in, first-out (“FIFO”) and last-in, first-out (“LIFO”) methods. Inventories valued using the LIFO method comprised 29% and 32% of inventories before LIFO adjustment at year end 2006 and 2005, respectively. The Company’s international operations are on the FIFO basis of inventory cost accounting. U.S. operations use both FIFO and LIFO. Inventories at year end were as follows:

(In millions)	2006	2005

Raw materials	$157.6	$132.8
Work-in-progress	118.4	101.6
Finished goods	220.9	220.9

Inventories at lower of FIFO cost or market (approximates replacement cost)	496.9	455.3
Less LIFO adjustment	(25.1)	(15.6)

Inventory, net (on blended FIFO and LIFO basis)	$471.8	$439.7

Property, Plant and Equipment
Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2006	2005

Land	$54.8	$56.0
Buildings and improvements	626.8	623.2
Machinery and equipment	1,959.7	1,885.4
Construction-in-progress	134.3	113.5

Property, plant and equipment	2,775.6	2,678.1
Accumulated depreciation	(1,466.2)	(1,382.4)

Property, plant and equipment, net	$1,309.4	$1,295.7

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
Software
The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants’ Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and these capitalized costs are included in “Other assets” in the Consolidated Balance Sheet. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to ten years. Capitalized software costs were as follows:

( In millions)	2006	2005

Cost	$259.0	$236.7
Accumulated amortization	(145.8)	(126.4)

	$113.2	$110.3

Impairment of Long-lived Assets
Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. Historically, changes in market conditions and management strategy have caused the Company to reassess the carrying amount of its long-lived assets. Refer to the Discontinued Operations section of this note, as well as Note 10, “Cost Reduction Actions,” for details of impairment charges recorded in 2006, 2005 and 2004.

Avery Dennison Corporation
Goodwill and Other Intangibles Resulting from Business Acquisitions
The Company accounts for business combinations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets and has recorded no amortization of goodwill as of the beginning of fiscal 2002. Other acquisition intangibles are identified using the criteria included in this Statement, including trademarks and trade names, patented and other acquired technology, customer relationships and other intangibles.
The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” at the beginning of fiscal 2002. The Company’s reporting units for the purposes of performing the impairment tests for goodwill and other intangible assets consist of office and consumer products; retail information services; roll materials; graphics and reflective; business media; industrial products; RFID; performance polymers; specialty tapes, performance films; and security printing. For the purposes of performing the required impairment tests, a present value (discounted cash flow) method was used to determine the fair value of the reporting units with goodwill. The Company performed its annual impairment test in the fourth quarter of 2006, with an assessment that no impairment had occurred. Other intangible assets deemed to have an indefinite life are tested for impairment by comparing the fair value of the asset to its carrying amount. The Company does not have other intangible assets with an indefinite life.
The Company’s reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Certain factors, including the decision to divest an individual business within a reporting unit, may result in the need to perform an impairment test prior to the annual impairment test. In the event that an individual business within a reporting group is divested, goodwill is allocated to that business based on its fair value relative to its reporting unit, which could result in a gain or loss. If a divested business within a reporting unit has not been integrated with other businesses within that reporting unit, the net book value of the goodwill associated with the business to be divested would be included in the carrying amount of the business when determining the gain or loss on disposal.
See also Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions.”
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
Transactions in foreign currencies and translation of financial statements of subsidiaries operating in hyperinflationary economies increased net income by $1.3 million in 2006, and decreased net income by $2.2 million in 2005 and $5.3 million in 2004. In 2005 and 2004, operations in hyperinflationary economies consisted of the Company’s operations in the Dominican Republic and Turkey, for which the translation gains and losses are included in net income for Turkey. The functional currency for the Dominican Republic is the U.S. dollar; therefore, no translation gains and losses were recognized in net income. In 2006, Turkey was removed from hyperinflationary status.
Financial Instruments
For purposes of this section of Note 1 and Note 5, “Financial Instruments,” the terms “cash flow hedge,” “derivative instrument,” “fair value,” “fair value hedge,” “financial instrument,” “firm commitment,” “ineffective,” and “highly effective” are used as these terms are defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.
The Company enters into certain foreign exchange hedge contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the U.S. The Company enters into certain interest rate contracts to help manage its exposure to interest rate fluctuations. The Company also enters into certain natural gas futures contracts to hedge price fluctuations for a portion of its anticipated domestic purchases. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is generally 12 to 18 months.
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

Avery Dennison Corporation
The Company assesses, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, the Company prospectively discontinues hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive income, and the ineffective portion is reported currently in earnings. Amounts in accumulated other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged forecasted transaction is consummated. In the event the anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in current period earnings. Changes in fair value hedges are recognized in current period earnings. Changes in the fair value of underlying hedged items (such as recognized assets or liabilities) are also recognized in current period earnings and offset the changes in the fair value of the derivative.
In the Statement of Cash Flows, hedge transactions are classified in the same category as the item hedged, primarily in operating activities.
Revenue Recognition
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, and collection is reasonably assured. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Sales terms are generally f.o.b. (free on board) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer’s delivery site, because this is when title and risk of loss are transferred. Actual product returns are charged against estimated sales return allowances. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales.
Shipping and Handling Costs
Shipping and handling costs consist primarily of transportation charges incurred to move finished goods to customers. These costs are included in “Cost of products sold.” In 2006, shipping and handling costs which were previously classified in “Marketing, general and administrative expense” for the Office and Consumer Products segment, Retail Information Services segment, and most businesses included in the other specialty converting businesses, were reclassified to align the Company’s businesses around a standard accounting policy (refer to the Financial Presentation section of this note).
Advertising Costs
Advertising costs included in “Marketing, general and administrative expense” were $16.2 million in 2006, $14.1 million in 2005, and $11.1 million in 2004. The Company’s policy is to expense advertising costs as incurred.
Research and Development
Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense was $87.9 million in 2006, $85.4 million in 2005 and $81.8 million in 2004.
Pensions and Postretirement Benefits
Assumptions used in determining projected benefit obligations and the fair value of plan assets for the Company’s pension plan and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that the Company determines that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the actuarial assumptions that the Company uses may differ from actual results, which could have a significant impact on the Company’s pension and postretirement liability and related cost. Refer to Note 6, “Pensions and Other Postretirement Benefits,” for further detail on such assumptions.
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
Product warranty liabilities were as follows:

(In millions)	2006	2005	2004

Balance at beginning of year	$2.5	$1.9	$2.2
Accruals for warranties issued	.7	1.9	1.9
Payments	(1.3)	(1.3)	(2.2)

Balance at end of year	$1.9	$2.5	$1.9

Avery Dennison Corporation
Stock-Based Compensation
The terms used in this section of Note 1 and Note 9, “Shareholders’ Equity and Stock-Based Compensation,” including “short-cut method” and “windfall tax benefit,” are as defined in SFAS No. 123(R), “Share-Based Payment.”
Prior to January 1, 2006, the Company accounted for stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended. Except for costs related to restricted stock units (“RSUs”) and restricted stock, no stock-based compensation cost was recognized in net income prior to January 1, 2006.
Effective January 1, 2006, the Company began recognizing expense for stock options to comply with the provisions of the reissued SFAS No. 123(R), “Share-Based Payment,” using the modified prospective application transition method. As permitted by this transition method, results for the prior periods have not been restated.
As of January 1, 2006, the Company elected to use the short-cut method to calculate the historical pool of windfall tax benefits related to employee stock-based compensation awards, in accordance with the provisions of SFAS No. 123(R).
Effect of Stock Options on Net Income
Net income for 2006 includes pretax stock option expense of $20.9 million, or $0.14 per share, assuming dilution. This expense was included in “Marketing, general and administrative expense” and was recorded in corporate expense and the Company’s operating segments, as appropriate. No stock-based compensation cost was capitalized for the year ended December 30, 2006.
The provisions of SFAS No. 123(R) require that options granted to retirement-eligible employees be treated as though they were immediately vested; as a result, the pretax compensation expense related to such options (approximately $5 million) was recognized during 2006 and is included in the compensation expense noted above.
The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options granted under the Company’s stock option plans during the 2005 and 2004 fiscal years.

(In millions, except per share amounts)	2005	2004

Net income, as reported	$226.4	$279.7
Compensation expense, net of tax	(15.7)	(18.7)

Net income, pro forma	$210.7	$261.0

Net income per share, as reported	$2.26	$2.80
Net income per share, assuming dilution, as reported	2.25	2.78

Pro forma net income per share	$2.10	$2.61
Pro forma net income per share, assuming dilution	2.09	2.60

See also Note 9, “Shareholders’ Equity and Stock-Based Compensation.”
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
In December 2005, the Company adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” As a result, the Company recognized a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within the control of the Company. Certain potential obligations have not been included in the Company’s estimate, because the range of time over which the Company may settle the obligation or the method of settlement is unknown or cannot be reasonably estimated. The Company’s estimated liability associated with asset retirement obligations was not significant as of December 30, 2006.
Restructuring and Severance Costs
The Company accounts for restructuring costs including severance and other costs associated with exit or disposal activities following the guidance provided in SFAS No. 112, “Accounting for Postemployment Benefits,” and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” In the U.S., the Company has a severance pay plan (“Pay Plan”), which provides eligible employees with severance payments in the event of an involuntary termination due to qualifying cost reduction actions. Severance pay is calculated by using a severance benefit formula under the Pay Plan. Accordingly, the provisions for such amounts and other related exit costs are recorded when they are probable and estimable as set forth under SFAS No. 112. In the absence of a Pay Plan, liability for severance and other employee-

Avery Dennison Corporation
related costs are recognized when the liability is incurred and follow the guidance of SFAS No. 146. See also Note 10, “Cost Reduction Actions.”
Investment Tax Credits
Investment tax credits are accounted for in the period earned in accordance with the flow-through method.
Taxes on Income
Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce the Company’s deferred tax assets to the amount that is more likely than not to be realized.
When establishing a valuation allowance, the Company considers future sources of income such as forecasted earnings, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning. In the event the Company determines that it would not be able to realize the deferred tax assets in the future, the valuation adjustment to the deferred tax assets is charged to earnings in the period in which the Company makes such a determination. Likewise, if later it is determined that it is more likely than not that the deferred tax assets would be realized, the Company would release the previously provided valuation allowance.
The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the following years. Adjustments based on filed returns are recorded when identified in the subsequent years. Certain amounts have been reclassified to conform with the current year presentation.
See also Note 11, “Taxes Based on Income.”
Net Income Per Share

Net income per common share amounts were computed as follows:

(In millions, except per share amounts)		2006	2005	2004

(A)	Income from continuing operations	$352.5	$291.8	$281.0
(B)	Income (loss) from discontinued operations	14.7	(65.4)	(1.3)

(C)	Net income available to common shareholders	$367.2	$226.4	$279.7

(D)	Weighted-average number of common shares outstanding	99.8	100.1	99.9

Dilutive shares (additional common shares issuable under employee stock options, RSUs and restricted stock, contingently issuable shares under an acquisition agreement in 2004, and nonvested shares under employee agreements in 2005 and 2004)
		.6	.4	.6

(E)	Weighted-average number of common shares outstanding, assuming dilution	100.4	100.5	100.5

Income from continuing operations per common share (A) ÷ (D)		$3.53	$2.91	$2.81
Income (loss) from discontinued operations per common share (B) ÷ (D)		.15	(.65)	(.01)

Net income per common share (C) ÷ (D)		$3.68	$2.26	$2.80

Income from continuing operations per common share, assuming dilution (A) ÷ (E)		$3.51	$2.90	$2.79
Income (loss) from discontinued operations per common share, assuming dilution (B) ÷ (E)		.15	(.65)	(.01)

Net income per common share, assuming dilution (C) ÷ (E)		$3.66	$2.25	$2.78

Certain employee stock options, RSUs and shares of restricted stock were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. The amount excluded from the computation was 4.6 million in 2006, 4.6 million in 2005, and 1.4 million in 2004. The amount excluded for 2006 reflected the impact of additional dilutive shares following the calculation of assumed proceeds under the treasury stock method, as prescribed by SFAS No. 123(R).
Comprehensive Income
Comprehensive income includes net income, foreign currency translation adjustments, adjustments to the minimum pension liability, net of tax, adjustments related to the implementation of SFAS No. 158, net of tax, and the gains or losses on the effective portion of cash flow and firm commitment hedges, net of tax, that are currently presented as a component of shareholders’ equity. The Company’s total comprehensive income was $462.9 million and $140 million for 2006 and 2005, respectively.

Avery Dennison Corporation
The components of accumulated other comprehensive loss (net of tax, except for foreign currency translation) at year end were as follows:

(In millions)	2006	2005

Foreign currency translation adjustment	$137.6	$36.6
Minimum pension liability	—	(111.8)
Adjustment to initially apply SFAS No. 158	(170.8)	—
Effect of the change in measurement date	.1	—
Net loss on derivative instruments designated as cash flow and firm commitment hedges	(17.0)	(13.9)

Total accumulated other comprehensive loss	$(50.1)	$(89.1)

As a result of the Company’s adoption of SFAS No. 158 in 2006, previous amounts related to minimum pension liability were reversed. Adjustments to initially apply SFAS No. 158 are reported as a new component of accumulated other comprehensive loss. The following details the changes in accumulated other comprehensive loss related to pensions and other postretirement benefits, net of tax, for 2006:

(In millions)	2006

Minimum pension liability as of December 31, 2005	$(111.8)
Minimum pension liability adjustment under SFAS No. 87	(2.2)
Adjustment to minimum pension liability to initially apply SFAS No. 158	114.0

Minimum pension liability as of December 30, 2006	—
Adjustment to initially apply SFAS No. 158	(170.8)
Effect of the change in measurement date	.1

Ending balance	$(170.7)

Cash flow and firm commitment hedging instrument activity in other comprehensive income (loss), net of tax, was as follows:

(In millions)	2006	2005

Beginning accumulated derivative loss	$(13.9)	$(19.0)
Net loss reclassified to earnings	5.5	2.6
Net change in the revaluation of hedging transactions	(8.6)	2.5

Ending accumulated derivative loss	$(17.0)	$(13.9)

In connection with the issuance of the $250 million 10-year senior notes in January 2003, the Company settled a forward starting interest rate swap at a loss of approximately $32.5 million. This unrecognized loss is being amortized to interest expense over 10 years, which corresponds to the term of the related debt. The related interest expense recognized during 2006 and 2005 was approximately $2.9 million and $2.7 million, respectively. Refer to Note 4, “Debt,” for further detail.
Recent Accounting Requirements
SFAS No. 123(R) and Related Guidance
In October 2006, Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) No. FAS 123(R)-6, “Amendment of FASB Staff Position FAS 123(R)-1.” This guidance addresses certain technical corrections of FAS 123(R). These corrections include (a) exempting nonpublic companies from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and those expected to vest; (b) revising the computation of the minimum compensation cost that must be recognized to comply with paragraph 142 of Statement 123(R); (c) indicating that at the date that awards are no longer probable of vesting, any previously recognized compensation cost should be reversed; and (d) amending the definition of short-term inducement to exclude an offer to settle an award. This FSP is applicable in the first reporting period beginning after October 20, 2006. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.
In October 2006, the FASB issued FSP No. FAS 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1.” This guidance addresses the modification of an instrument in connection with an equity restructuring. If modifications to the instrument are made solely to reflect an equity restructuring that occurs when holders are no longer employees, no change in the recognition or measurement of those instruments will occur as long as there is no increase in the fair value of the award and all holders of the same class of equity instruments are treated in the same manner. This FSP is applicable in the first reporting period beginning after October 10, 2006. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.
In February 2006, the FASB issued FSP No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event.” This guidance clarifies that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control shall be classified as a liability only when it becomes probable that the event will occur. This guidance is not applicable to the Company.
In November 2005, the FASB issued FSP No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” This guidance allows an alternative transition method of tax treatment for initial adoption of SFAS No. 123(R). In accordance with this guidance, the Company elected to use the short-cut method to calculate the historical pool of windfall tax benefits related to employee stock-based compensation awards as of January 1, 2006.

Avery Dennison Corporation
In October 2005, the FASB issued FSP No. FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R),” to address recent inquiries from constituents to provide guidance on the application of grant date as defined in SFAS 123 (revised 2004), “Share-Based Payment.” Under this guidance, grant date occurs when a mutual understanding of the key terms and conditions of an award is presumed to exist at the date the award is approved if (a) the award is a unilateral grant; and (b) the key terms and conditions of the award are expected to be communicated to the recipient within a relatively short time period from the date of approval. The guidance in this FSP has been applied upon adoption of SFAS No. 123(R).
In August 2005, the FASB issued FSP No. FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R).” This FSP modifies the requirements of SFAS No. 123 (revised 2004), “Share-Based Payment,” to include freestanding financial instruments originally subject to SFAS No. 123(R) even if the holder is no longer an employee. The guidance in this FSP has been applied upon adoption of SFAS No. 123(R).
In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of the reissued SFAS No. 123(R), “Share-Based Payment,” to the beginning of the first annual reporting period beginning after June 15, 2005. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The Company adopted the recognition provisions of this Statement in January 2006 and followed the guidance under modified prospective application. The recognition of the related stock option expense was approximately $20.9 million, pretax, in 2006. Compensation expense of approximately $3.2 million related to restricted stock units (“RSUs”) and restricted stock was also recognized in 2006.
Other Requirements
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires (a) the recognition of funded status of a defined benefit postretirement plan in the statement of financial position and changes in the funded status through comprehensive income; (b) as a component of other comprehensive income, the recognition of actuarial gains and losses and the prior service costs and credits (net of tax) that arise during the period, but are not recognized in the income statement; (c) measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position; and (d) disclosure of additional information about certain effects on net periodic benefit cost for the next fiscal year, that arise from delayed recognition of the gains and losses, prior service costs or credits, and transition assets or obligations. The provisions of this Statement are effective as of the end of fiscal years ending after December 15, 2006, except for the requirement to measure plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position, which is effective for fiscal years ending after December 15, 2008. The Company has adopted all provisions of SFAS No. 158, including changing the measurement date of the majority of the U.S. plans to coincide with the fiscal year end. The adoption of SFAS No. 158 has reduced total shareholders’ equity by approximately $57 million, net of tax, in 2006. The adoption of SFAS No. 158 has not affected the Company’s results of operations as of December 30, 2006.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosure about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt this Statement when applicable. The Company is currently evaluating the impact of this Statement on the financial results of operations and financial position.
In September 2006, the FASB issued FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP prohibits the use of the accrue-in-advance method of accounting and directs that entities shall apply the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in this FSP is effective for fiscal years beginning after December 15, 2006. The adoption of this guidance is not expected to have a significant impact on the Company’s financial results of operations and financial position.
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” This SAB provides guidance on approaches to considering the effects of identified unadjusted errors on financial statements, and what steps shall be taken to correct previously filed reports. The guidance in this SAB is effective for fiscal years beginning after November 15, 2006, and registrants electing not to restate financial statements for fiscal years ending on or before November 15, 2006 should reflect the effects of initially applying this guidance in their annual financial statements covering the first fiscal year ending after November 15, 2006. There was no cumulative effect at the time the Company adopted this guidance.
In July 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, which is a change in accounting for income taxes. FIN No. 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of 2007. The Company is currently evaluating the impact of FIN No. 48 on the consolidated results of operations and financial position.

Avery Dennison Corporation
In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” This FSP clarifies that rental costs of operating leases that are incurred during a construction period should be recognized as rental expense. The guidance in this FSP was applied beginning in 2006. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.
In September 2005, the consensus of the Emerging Issues Task Force (“EITF”) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” was published. An entity may sell inventory to another entity in the same line of business from which it also purchases inventory. This Issue states that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying APB Opinion No. 29. In addition, a nonmonetary exchange, whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-process inventory within the same line of business, is not an exchange transaction to facilitate sales to customers as described in APB Opinion No. 29, and, therefore, should be recognized by the entity at fair value. Other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. This Issue was effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.
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
In June 2005, the consensus of EITF Issue No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements),” was published. This Issue addresses how an employer should account for the bonus feature and additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II Altersteilzeit (“ATZ”) arrangement, and the government subsidy under Type I and Type II ATZ arrangements. The consensus in this Issue was applicable beginning in fiscal year 2006. The adoption of this Issue has not had a significant impact on the Company’s financial results of operations and financial position.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for fiscal year 2006. In 2006, the Company changed its accounting treatment for shipping and handling costs as described in the Shipping and Handling Costs section of this note, and retrospectively applied this change by reclassifying shipping and handling costs for previously reported financial statements for comparability to the current period as required by SFAS No. 154. The provisions of SFAS No. 154 were not applicable to the adoption of SFAS No. 123(R) and SFAS No. 158, since there are specific transition provisions within those Statements.
Related Party Transactions
From time to time, the Company enters into transactions in the normal course of business with related parties. Management believes that such transactions are at arm’s length and for terms that would have been obtained from unaffiliated third parties. One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and a director of MC Insurance Services, Inc. (“MC”), Mullin Insurance Services, Inc. (“MINC”), and PWM Insurance Services, Inc. (“PWM”), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the majority stockholder of MC, MINC and PWM (collectively referred to as the “Mullin Companies”). The Company paid premiums to insurance carriers for life insurance placed by the Mullin Companies in connection with several of the Company’s employee benefit plans. The Mullin Companies have advised the Company that MC, MINC and PWM earned commissions from such insurance carriers for the placement and renewal of this insurance, for which Mr. Mullin had direct and indirect interests related to these commissions. Approximately 50% of these commissions were allocated to and used by MC Insurance Agency Services, LLC and MullinTBG Insurance Agency Services (affiliates of MC) to administer benefit plans and provide benefit statements to participants under several of the Company’s employee benefit plans. The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which the Company placed through the Mullin Companies, are issued by insurance carriers that participate in reinsurance agreements entered into between these insurance carriers and M Life Insurance Company (“M Life”), a wholly-owned subsidiary of MFH. Reinsurance returns earned by M Life are determined annually by the insurance carriers and can be negative or positive, depending upon the results of M Life’s aggregate reinsurance pool, which consists of the insured lives reinsured by M Life. The Mullin Companies have advised the Company that they participated in net reinsurance gains of M Life. None of these transactions were significant to the financial position or results of operations of the Company.

Avery Dennison Corporation
Summary of Related Party Activity:

(In millions)	2006	2005	2004

Mullin Companies commissions on the Company’s insurance premiums	$.5	$.9	$1.1
Mr. Mullin’s direct & indirect interest in these commissions	.4	.7	.8

Mullin Companies reinsurance gains (without risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	.3	.2	.2
Mr. Mullin’s direct & indirect interest in reinsurance gains (without risk of forfeiture)	.2	.1	.2

Mullin Companies reinsurance gains (subject to risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	.6	1.5	—
Mr. Mullin’s direct & indirect interest in reinsurance gains (subject to risk of forfeiture)	.4	1.1	—

NOTE 2. ACQUISITIONS
The aggregate cost of acquired companies was approximately $13 million in 2006 and $3 million in 2005. Goodwill resulting from these business acquisitions was approximately $10 million in 2006 and $1 million in 2005. Intangibles resulting from these business acquisitions were approximately $2 million in 2006. The goodwill from these acquisitions is not expected to be deductible for U.S. tax purposes. These amounts of goodwill and intangibles do not include acquisition adjustments in the subsequent years following acquisition. Acquisitions during 2006 and 2005 were not significant to the consolidated financial position of the Company. Pro forma results for acquisitions in 2006 and 2005 are not presented, as the acquired businesses did not have a significant impact on the Company’s results of operations for those years.
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
NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS
Changes in the net carrying amount of goodwill from continuing operations for 2006 and 2005, by reportable segment, are as follows:

				Other
	Pressure-	Office and	Retail	specialty
	sensitive	Consumer	Information	converting
(In millions)	Materials	Products	Services	businesses	Total

Balance as of January 1, 2005	$334.6	$170.4	$205.3	$.3	$710.6
Goodwill acquired during the period	—	—	1.1	—	1.1
Acquisition adjustments(1)	—	—	(2.7)	—	(2.7)
Translation adjustments	(21.0)	(12.5)	(2.4)	—	(35.9)

Balance as of December 31, 2005	313.6	157.9	201.3	.3	673.1
Transfer of business(2)	—	—	(3.1)	3.1	—
Goodwill acquired during the period	—	—	—	10.4	10.4
Acquisition adjustments(3)	—	—	.3	—	.3
Translation adjustments	18.8	11.2	2.0	.1	32.1

Balance as of December 30, 2006	$332.4	$169.1	$200.5	$13.9	$715.9

(1)	Acquisition adjustments in 2005 consisted of purchase price allocation of the Rinke acquisition and resolution of claims associated with RVL Packaging, Inc.

(2)	Transfer of business refers to the transfer of the business media division from Retail Information Services to other specialty converting businesses to align with a change in the Company’s internal reporting structure.

(3)	Acquisition adjustments in 2006 consisted of purchase price allocation of a small acquisition in 2005.

Avery Dennison Corporation
The following table sets forth the Company’s other intangible assets resulting from business acquisitions at December 30, 2006 and December 31, 2005, which continue to be amortized:

	2006			2005
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortizable other intangible assets:
Customer relationships	$93.0	$25.1	$67.9	$85.7	$19.0	$66.7
Trade names and trademarks	43.2	33.6	9.6	40.1	25.6	14.5
Patented and other acquired technology	28.3	11.0	17.3	26.4	9.6	16.8
Other intangibles	4.8	4.1	.7	4.4	3.7	.7

Total	$169.3	$73.8	$95.5	$156.6	$57.9	$98.7

Amortization expense on other intangible assets resulting from business acquisitions was $11.1 million for 2006, $12 million for 2005, and $11.8 million for 2004. The weighted-average amortization periods from the date of acquisition for intangible assets resulting from business acquisitions are twenty-two years for customer relationships, twelve years for trade names and trademarks, eighteen years for patented and other acquired technology, six years for other intangibles and eighteen years in total. As of December 30, 2006, the weighted-average remaining useful life of the acquired intangible assets are sixteen years for customer relationships, six years for trade names and trademarks, eleven year for patented and other acquired technology, two years for other intangibles and twelve years in total. Based on current information, estimated amortization expense for acquired intangible assets for each of the next five fiscal years is expected to be approximately $8 million, $7 million, $6 million, $6 million and $6 million, respectively.
NOTE 4. DEBT
Long-term debt and its respective weighted-average interest rates at December 30, 2006 consisted of the following:

(In millions)	2006	2005

Medium-term notes
Series 1995 at 7.5% — due 2015 through 2025	$50.0	$50.0
Series 1997 at 6.6% — due 2007	60.0	60.0
Series 1998 at 5.9% — due 2008	50.0	50.0
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2033 at 6.0%	150.0	150.0
Senior notes due 2007 at a floating rate of 5.6%	150.0	150.0
Other long-term borrowings	2.1	14.1
Less amount classified as current	(210.5)	(1.1)

	$501.6	$723.0

The Company’s medium-term notes have maturities from 2007 through 2025 and accrue interest at fixed rates.
Maturities of long-term debt during the years 2007 through 2011 are $210.5 million (classified as current), $50.5 million, $.5 million, $.5 million and $.1 million, respectively, with $450 million maturing thereafter.
In the fourth quarter of 2004, the Company filed a shelf registration statement with the SEC to permit the issuance of up to $500 million in debt and equity securities. Proceeds from the shelf offering may be used for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and acquisitions. As of December 30, 2006, no securities have been issued under this registration statement.
Short-term variable rate commercial paper borrowings were $154.4 million at December 30, 2006 (weighted-average interest rate of 5.0%) and $255.3 million at December 31, 2005 (weighted-average interest rate of 2.3%). The change in outstanding commercial paper was due to positive cash flow from operations.
In July 2004, the Company entered into a revolving credit agreement with 10 domestic and foreign banks for a total commitment of $525 million, expiring July 16, 2009. Financing available under the agreement is used as a commercial paper back-up facility and is also available to finance other corporate requirements. There was no debt outstanding under this agreement as of year end 2006 and 2005.
At December 30, 2006, the Company had $101.5 million of borrowings outstanding under foreign short-term lines of credit with a weighted-average interest rate of 9.6%.

Avery Dennison Corporation
Included in the borrowings at December 30, 2006 was $26.3 million outstanding under a 364-day revolving credit facility in which a foreign bank provides the Company up to Euro 30 million ($39.6 million) through July 31, 2007. The Company may annually extend the revolving period and due date with the approval of the bank. The Company intends to negotiate an extension of this facility in 2007. Financing under this agreement is used to finance cash requirements of the Company’s European operations.
Uncommitted lines of credit were $358.9 million at year end 2006. The Company’s uncommitted lines of credit do not have a commitment expiration date, and may be cancelled at any time by the Company or the banks.
At December 30, 2006, the Company had available short-term financing arrangements totaling $297 million.
Commitment fees relating to the financing arrangements are not significant.
The Company’s total interest costs in 2006, 2005 and 2004 were $60.5 million, $62.8 million, and $61.8 million, respectively, of which $5 million, $4.9 million, and $3.1 million, respectively, were capitalized as part of the cost of assets.
The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on debt and interest expense in relation to certain measures of income. Under the loan agreements, the ratio of debt to earnings before other expense (see Note 10, “Cost Reduction Actions”), interest, taxes, depreciation and amortization may not exceed 3.5 to 1.0. The Company’s ratio at year end 2006 was 1.4 to 1.0. Earnings before other expense, interest and taxes, as a ratio to interest, may not be less than 3.5 to 1.0. The Company’s ratio at year end 2006 was 9.3 to 1.0.
The fair value of the Company’s debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 2006 and 2005, the fair value of the Company’s total debt, including short-term borrowings, was $963 million and $1.1 billion, respectively.
The Company had standby letters of credit outstanding of $77.1 million and $81.2 million at the end of 2006 and 2005, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.
NOTE 5. FINANCIAL INSTRUMENTS
During 2006, the amount recognized in earnings related to cash flow hedges that were ineffective was not significant. The aggregate reclassification from other comprehensive income to earnings for settlement or ineffectiveness was a net loss of $5.5 million and $2.6 million during 2006 and 2005, respectively. A net loss of approximately $8.3 million is expected to be reclassified from other comprehensive income to earnings within the next 12 months.
In connection with the issuance of the $250 million 10-year senior notes in January 2003, the Company settled a forward starting interest rate swap at a loss of $32.5 million. This loss is being amortized to interest expense over a 10-year period, which corresponds to the term of the related debt.
The carrying value of the foreign exchange forward and natural gas futures contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net liability of $4.9 million at December 2006 and a net asset of $2.6 million at December 2005.
The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net asset of $.1 million at the end of 2006 and 2005. The carrying value of the foreign exchange option contracts approximated the fair market value.
The counterparties to foreign exchange and natural gas forward, option and swap contracts consist primarily of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, although the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate such losses.

Avery Dennison Corporation
NOTE 6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS
Adoption of SFAS No. 158
In the fourth quarter of 2006, the Company adopted the following provisions of SFAS No. 158:
a)	Recognition of the funded status of the Company’s defined benefit and postretirement benefit plans (with a corresponding reversal of additional minimum pension liability (“AML”) under SFAS No. 87)
b)	Recognition as a component of accumulated other comprehensive income, net of tax, the gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS Nos. 87 and 106
c)	Measurement of the defined benefit plan assets and obligations as of the Company’s fiscal year end
d)	Disclosure of additional information about the effects of the amortization of gains or losses, prior service costs or credits, and transition assets or obligations (remaining from the initial application of SFAS Nos. 87 and 106) on net periodic benefit cost for the next fiscal year
The above recognition and disclosure provisions are discussed in detail below.
Defined Benefit Plans
The Company sponsors a number of defined benefit plans (the “Plan”) covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company’s policy to make contributions to the Plan that are sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, as management determines to be appropriate. Plan assets are generally invested in diversified portfolios that consist primarily of equity and fixed income securities. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan. While the Company has not expressed any intent to terminate the Plan, the Company may do so at any time.
Measurement Date
In accordance with the measurement date provisions of SFAS No. 158, the Company changed its measurement date for the majority of its U.S. plans from a November 30 measurement date to Company’s fiscal year end, which is December 30 for 2006. The plan assets and benefit obligations were remeasured by recognizing the revised net periodic benefit cost prorated from November 30, 2006 to December 30, 2006. The impact of such remeasurement ($.7 million) affected the Company’s retained earnings and accumulated other comprehensive loss.
For the Company’s international plans, the Company uses a fiscal year end measurement date.
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
Plan Assets
Assets of the Company’s U.S. plans are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value and small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S is 75% in equity securities and 25% in fixed income securities, subject to periodic fluctuations in the respective asset classes above. The Plan assets include investments in the Company’s stock, which totaled approximately 630,000 shares as of December 30, 2006. This amount, however, does not include any shares that may be held in index funds.
Assets of the Company’s international plans are invested in accordance with local accepted practice, with asset allocations and investments varying by country and plan. Investments utilized by the various plans include equity securities, fixed income securities, real estate and insurance contracts.
The weighted-average asset allocations for the Company’s pension plans at year end 2006 and 2005, by asset category are as follows:

	2006		2005
	U.S.	Int’l	U.S.	Int’l

Equity securities	80%	57%	84%	61%
Fixed income securities	20	33	16	36
Real estate and insurance contracts	—	10	—	3

Total	100%	100%	100%	100%

Avery Dennison Corporation
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
Healthcare Cost Trend Rate
For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007. This rate is expected to decrease to approximately 5% by 2011.
A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-	One-percentage-
(In millions)	point increase	point decrease

Effect on total of service and interest cost components	$.08	$(.09)
Effect on postretirement benefit obligation	.95	(1.13)

Plan Balance Sheet Reconciliations
The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2006		2005		2006	2005
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$513.7	$415.7	$468.7	$407.9	$34.1	$41.6
Service cost	19.2	13.3	19.3	11.5	.9	1.7
Interest cost	29.7	19.6	27.6	18.7	1.7	2.5
Participant contribution	—	3.1	—	3.4	—	—
Amendments	—	—	2.8	—	—	(14.0)
Actuarial loss (gain)	24.2	13.9	20.2	34.1	(.4)	6.1
Plan transfer (1)	3.5	—	1.1	—	—	—
Benefits paid	(33.1)	(15.1)	(26.0)	(11.4)	(3.3)	(3.8)
Special termination benefits	—	.1	—	—	—	—
Net transfer in (2)	—	8.5	—	—	—	—
Pension curtailment	—	(1.8)	—	(.2)	—	—
Foreign currency translation	—	49.9	—	(48.3)	—	—

Projected benefit obligation at end of year	$557.2	$507.2	$513.7	$415.7	$33.0	$34.1

Accumulated benefit obligation at end of year	$523.6	$475.8	$504.2	$399.4

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents valuation of additional pension plans.

Avery Dennison Corporation

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2006		2005		2006	2005
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in plan assets:
Fair value of plan assets at beginning of year	$520.7	$330.8	$476.4	$319.3	$—	$—
Actual return on plan assets	83.3	48.6	42.8	42.2	—	—
Plan transfer (1)	3.5	—	1.1	—	—	—
Employer contribution	27.5	7.9	26.4	15.6	3.3	3.8
Participant contribution	—	3.1	—	3.4	—	—
Benefits paid	(33.1)	(15.1)	(26.0)	(11.4)	(3.3)	(3.8)
Net transfer in(2)	—	.4	—	—	—	—
Foreign currency translation	—	40.3	—	(38.3)	—	—

Fair value of plan assets at end of year	$601.9	$416.0	$520.7	$330.8	$—	$—

Funded status of the plans:
Plan assets in excess of (less than) benefit obligation	$44.7	$(91.2)	$7.0	$(84.9)	$(33.0)	$(34.1)

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents valuation of additional pension plans.

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2006		2005		2004		2006	2005	2004
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining year end obligations:
Discount rate	5.90%	4.67%	5.75%	4.49%	6.00%	4.91%	5.75%	5.50%	5.75%
Rate of increase in future compensation levels	3.59	2.90	3.59	2.79	3.61	2.68	—	—	—

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets for both the U.S. and international plans were $627.6 million and $471.1 million, respectively, at year end 2006 and $555.3 million and $382.9 million, respectively, at year end 2005.
The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for the U.S. and international plans were $298.2 million and $160.9 million, respectively, at year end 2006 and $531.9 million and $375.8 million, respectively, at year end 2005.
The pretax amounts recognized in “Accumulated Other Comprehensive Income” in the Company’s balance sheet after the adoption of SFAS No. 158 consist of:

			U.S. Postretirement
	Pension Benefits		Health Benefits
	2006		2006
(In millions)	U.S.	Int’l

Net actuarial loss	$103.4	$120.3	$21.8
Prior service cost (credit)	8.5	6.1	(24.0)
Net transition asset	—	(3.3)	—

Net amount recognized	$111.9	$123.1	$(2.2)

Avery Dennison Corporation
The following table summarizes the effects of required changes in the AML as of December 30, 2006, as well as the impact of the initial adoption of SFAS No. 158 on the Company’s balance sheet:

	Before AML and SFAS		SFAS No. 158	After AML and SFAS
(In millions)	No. 158 Adjustments	AML Adjustments	Adjustments	No. 158 Adjustments

Non-current pension assets	$174.2	$(1.4)	$(62.9)	$109.9
Deferred income taxes	6.6	.6	2.9 (1)	10.1

Total assets	$180.8	$(.8)	$(60.0)	$120.0

Current pension liabilities	$—	$—	$8.3	$8.3
Non-current pension liabilities	190.4	1.4	(10.8)	181.0

Total liabilities	$190.4	$1.4	(2.5)	$189.3

Accumulated other comprehensive loss, net of tax	$111.8	$2.2	56.7	$170.7
Retained earnings	—		.8	.8

Shareholders’ equity	$111.8	$2.2	57.5	$171.5

(1)	Net of valuation allowances of approximately $17.8.
The amount in non-current pension assets represents the net assets of the Company’s overfunded plans, which consist of one U.S. plan and a number of international plans. The amounts in current and non-current pension liabilities represent the net obligation of the Company’s underfunded plans, which consist of several U.S. plans and international plans.
Plan Income Statement Reconciliations
The following table sets forth the components of net periodic benefit cost (income):

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2006		2005		2004		2006	2005	2004
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Components of net periodic benefit cost (income):
Service cost	$19.2	$13.3	$19.3	$11.5	$16.8	$10.4	$.9	$1.7	$1.4
Interest cost	29.7	19.6	27.6	18.7	25.5	18.2	1.7	2.5	2.1
Expected return on plan assets	(46.8)	(19.9)	(44.0)	(20.9)	(42.4)	(21.2)	—	—	—
Recognized net actuarial loss (gain)	8.0	6.6	5.2	3.7	3.5	2.5	1.4	1.6	.7
Amortization of prior service cost	1.9	.6	1.9	.6	.1	.2	(1.9)	(.9)	(.9)
Amortization of transition obligation or asset	—	(1.3)	(.3)	(1.3)	(.5)	(1.3)	—	—	—
Special termination benefit recognized	—	.1	—	—	—	—	—	—	—
Recognized gain on curtailment and settlement of obligation (1)	—	(1.9)	—	(.1)	—	.8	—	—	—

Net periodic benefit cost	$12.0	$17.1	$9.7	$12.2	$3.0	$9.6	$2.1	$4.9	$3.3

(1)	Recognized gain in 2006 relates to the divestiture of the Company’s filing business in Europe.

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2006		2005		2004		2006	2005	2004
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining net periodic cost:
Discount rate	5.75%	4.49%	6.00%	4.91%	6.25%	5.31%	5.50%	5.75%	6.25%
Expected long-term rate of return on plan assets	8.75	5.77	8.75	6.32	9.00	6.48	—	—	—
Rate of increase in future compensation levels	3.59	2.79	3.61	2.68	3.62	2.54	—	—	—

Plan Contributions
In 2007, the Company expects to contribute a minimum of $2.6 million and $8.3 million to its U.S. pension plans and international pension plans, respectively, and approximately $3.2 million to its postretirement benefit plan.

Avery Dennison Corporation
Future Benefit Payments
Benefit payments, which reflect expected future services, are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits
(In millions)	U.S.	Int’l

2007	$31.4	$16.6	$3.2
2008	32.1	15.4	3.2
2009	32.9	17.3	2.9
2010	33.6	18.8	2.7
2011	34.1	18.9	2.9
2012-2015	178.1	112.7	13.3

Estimated Amortization Amounts in Accumulated Other Comprehensive Income
The Company’s estimates of fiscal year 2007 amortization of amounts included in accumulated other comprehensive income are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits
	2006		2006
(In millions)	U.S.	Int’l

Net actuarial loss	$7.6	$7.9	$1.4
Prior service cost (credit)	1.9	.7	(1.9)
Net transition asset	—	(1.1)	—

Net amount to be recognized	$9.5	$7.5	$(.5)

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
ESOP expense is accounted for under the cost of shares allocated method. Net ESOP expense for 2006, 2005 and 2004 was $.4 million, $1.2 million, and $.7 million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $2.5 million, $1.7 million, and $1.1 million in 2006, 2005 and 2004, respectively.
Interest costs incurred by the ESOP for 2006, 2005 and 2004 were $.7 million, $.6 million, and $.3 million, respectively. Dividends on unallocated ESOP shares used for debt service were $.9 million, $1.1 million, and $1.3 million for 2006, 2005 and 2004, respectively.
The cost of shares allocated to the ESOP for 2006, 2005 and 2004 was $2.2 million, $2.3 million, and $2.1 million, respectively. Of the total shares held by the ESOP, 1.8 million shares were allocated and .5 million shares were unallocated at year end 2006, and 2.5 million shares were allocated and .6 million shares were unallocated at year end 2005.
Other Retirement Plans
The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2006 and 2005, the Company had accrued $151.0 million and $157.3 million, respectively, for its obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year end 2006 and 2005, these obligations were secured by standby letters of credit of $61.0 million and $64.5 million, respectively. The Company’s expense, which includes Company contributions and interest expense, was $12.0 million, $6.9 million, and $13.8 million for 2006, 2005 and 2004, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.
To assist in the funding of these plans, the Company purchases corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of the participant. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $173.9 million and $160.6 million at year end 2006 and 2005, respectively.

Avery Dennison Corporation
NOTE 7. COMMITMENTS
Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms of one year or more are as follows:

Year	(In millions)

2007	$50.8
2008	41.5
2009	27.1
2010	18.6
2011	15.7
Thereafter	47.6

Total minimum lease payments	$201.3

Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below. There are no significant capital leases.
On September 9, 2005, the Company completed the lease financing for a commercial facility (the “Facility”) located in Mentor, Ohio, used primarily for the new headquarters and research center for the Company’s roll materials division. The Facility consists generally of land, buildings, equipment and office furnishings. The Company has leased the Facility under an operating lease arrangement, which contains a residual value guarantee of $33.4 million. The Company does not expect the residual value of the Facility to be less than the amount guaranteed.
Rent expense for 2006, 2005 and 2004 was $74 million, $74 million, and $66 million, respectively.
NOTE 8. CONTINGENCIES
Investigations and Legal Proceedings
On October 19, 2006, the U.S. Department of Justice notified the Company that the U.S. Department of Justice had decided to close its criminal investigation (initiated in April 2003) into competitive practices in the label stock industry without further action, as described below.
On November 15, 2006, the Company announced that it had been notified that the European Commission (“EC”) had closed its investigation (initiated in May 2004) into the Company’s competitive activities in the label stock industry with no action, as described below.
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
On April 24, 2003, Sentry Business Products, Inc. filed a purported class action in the United States District Court for the Northern District of Illinois against the Company, UPM, Bemis and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. Plaintiffs filed a consolidated complaint on February 16, 2004, which the Company answered on March 31, 2004. On April 14, 2004, the court separated the proceedings as to class certification and merits discovery, and limited the initial phase of discovery to the issue of the appropriateness of class certification. On January 4, 2006, plaintiffs filed an

Avery Dennison Corporation
amended complaint. On January 20, 2006, the Company filed an answer to the amended complaint. The Company intends to defend these matters vigorously.
On May 6, 2003, Sekuk Global Enterprises filed a purported stockholder class action in the United States District Court for the Central District of California against the Company and Messrs. Neal, O’Bryant and Skovran (then CEO, CFO and Controller, respectively) seeking damages and other relief for alleged disclosure violations pertaining to alleged unlawful competitive practices. Subsequently, another similar action was filed in the same court. On September 24, 2003, the court appointed a lead plaintiff, approved lead and liaison counsel and ordered the two actions consolidated as the “In Re Avery Dennison Corporation Securities Litigation.” Pursuant to court order and the parties’ stipulation, plaintiff filed a consolidated complaint in mid-February 2004. The court approved a briefing schedule for defendants’ motion to dismiss the consolidated complaint, with a contemplated hearing date in June 2004. In January 2004, the parties stipulated to stay the consolidated action, including the proposed briefing schedule, pending the outcome of the government investigation of alleged anticompetitive conduct by the Company. The court has approved the parties’ stipulation to stay the consolidated actions. On January 12, 2007, the plaintiffs filed a notice of voluntary dismissal of the case without prejudice. On January 17, 2007, the Court entered an order dismissing the case.
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against the Company, UPM and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ Merger Complaint. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for the City and County of San Francisco on March 30, 2004. A further similar complaint was filed in the Superior Court for Maricopa County, Arizona on November 6, 2003. Plaintiffs voluntarily dismissed the Arizona complaint without prejudice on October 4, 2004. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Webtego on February 16, 2005, in the Court of Common Pleas for Cuyahoga County, Ohio; by D.R. Ward Construction Co. on February 17, 2005, in the Superior Court for Maricopa County, Arizona; by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005 in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. On October 7, 2005, Webtego voluntarily dismissed its complaint. On February 16, 2006, D.R. Ward voluntarily dismissed its complaint. The Company intends to defend the remaining matters vigorously.
On August 15, 2003, the U.S. Department of Justice issued a subpoena to the Company in connection with its criminal investigation into competitive practices in the label stock industry. The Company produced documents and provided testimony in response to the subpoena.
On May 25, 2004, officials from the EC, assisted by officials from national competition authorities, launched unannounced inspections of and obtained documents from the Company’s pressure-sensitive materials facilities in the Netherlands and Germany. The investigation apparently sought evidence of unlawful anticompetitive activities affecting the European paper and forestry products sector, including the label stock market. The Company cooperated with the investigation.
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

Avery Dennison Corporation
On October 19, 2006, the U.S. Department of Justice notified the Company that the U.S. Department of Justice had decided to close its criminal investigation (initiated in April 2003) into competitive practices in the label stock industry without further action.
On November 15, 2006, the Company announced that it had been notified that the European Commission (“EC”) had closed its investigation (initiated in May 2004) into the Company’s competitive activities in the label stock industry with no action.
The Board of Directors created an ad hoc committee comprised of independent directors to oversee the foregoing matters.
The Company is unable to predict the effect of these matters at this time, although the effect could be adverse and material.
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
The Company has accrued liabilities for these and certain other sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites and any sites which could be identified in the future for cleanup could be higher than the liability currently accrued.
During the third quarter of 2006, the Company recognized an additional liability of $13 million for estimated environmental remediation costs for a former operating facility, for which $2 million had been accrued in the second quarter of 2006. The amount accrued represents the lower end of the current estimated range of $15 million to $17 million for costs expected to be incurred. Management considered additional information provided by outside consultants in revising its previous estimates of expected costs. This estimate could change depending on various factors such as modification of currently planned remedial actions, changes in the site conditions, a change in the estimated time to complete remediation, changes in laws and regulations affecting remediation requirements and other factors.
Other amounts currently accrued are not significant to the consolidated financial position of the Company and, based upon current information, management believes it is unlikely that the final resolution of these matters will significantly impact the Company’s consolidated financial position, results of operations or cash flows.
Other
In 2005, the Company contacted relevant authorities in the U.S. and reported on the results of an internal investigation of potential violations of the U.S. Foreign Corrupt Practices Act. The transactions at issue were carried out by a small number of employees of the Company’s reflectives business in China, and involved, among other things, impermissible payments or attempted impermissible payments. The payments or attempted payments and the contracts associated with them appear to have been relatively minor in amount and of limited duration. Corrective and disciplinary actions have been taken. Sales of the Company’s reflectives business in China in 2005 were approximately $7 million. Based on findings to date, no changes to the Company’s previously filed financial statements are warranted as a result of these matters. However, the Company expects that fines or other penalties could be incurred. While the Company is unable to predict the financial or operating impact of any such fines or penalties, it believes that its behavior in detecting, investigating, responding to and voluntarily disclosing these matters to authorities should be viewed favorably.
The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of the business. Based upon current information, management believes that the resolution of these other matters will not materially affect the Company’s financial position.
The Company participates in receivable financing programs, both domestically and internationally, with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At December 30, 2006, the Company had guaranteed approximately $22 million.
The Company guaranteed up to approximately $22 million of certain foreign subsidiaries’ obligations to their suppliers as of December 30, 2006.

Avery Dennison Corporation
NOTE 9. SHAREHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION
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
On October 26, 2006, the Board of Directors authorized the repurchase of an additional 5 million shares of the Company’s outstanding common stock, resulting in a total authorization of approximately 7.4 million shares at that date. The repurchased shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. At December 30, 2006, approximately 4.9 million shares were available for repurchase under the Board of Directors’ authorization.
Stock Option and Incentive Plans
The Company maintains various stock option and incentive plans. Under these plans, stock options granted to directors and employees may be granted at no less than 100% of the fair market value of the Company’s common stock on the date of the grant. Options generally vest ratably over a two-year period for directors, and over a four-year period for employees. Prior to fiscal year 2005, options for certain officers may cliff-vest over a 3- to 9.75-year period based on the Company’s performance. Unexercised options expire ten years from the date of grant. All stock options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.
The Company’s stock-based compensation expense is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period. The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected volatility, risk-free interest rate and the expected life of the options.
Expected dividend yield was based on the current annual dividend divided by the 12-month average monthly stock price prior to grant.
Expected volatility for options granted during 2006 was based on both historical and implied volatility. Expected volatility for options granted prior to 2006 was based on historical volatility of the Company’s stock price.
Risk-free rate was based on the average of the weekly T-Bond rate over the expected option term of 5.8 years.
Expected term was determined based on historical experience under the Company’s stock option plan.
Forfeiture rate assumption of 5% was determined based on historical data of the Company’s stock option forfeitures during the last twelve years.
The weighted-average fair value per share of options granted during 2006 was $15.50, compared to $12.64 for the year ended 2005 and $11.18 for the year ended 2004.

Avery Dennison Corporation
The underlying assumptions used were as follows:

	2006	2005	2004

Risk-free interest rate	4.74%	4.11%	3.86%
Expected stock price volatility	22.51	20.55	19.81
Expected dividend yield	2.58	2.67	3.01
Expected option term	5.8 years	7 years	7 years

As permitted by SFAS No. 123(R), underlying assumptions used for stock options granted prior to January 1, 2006 were retained.
The following table sets forth stock option information relative to the Company’s stock option plans during 2006:

			Weighted-average
	Number		remaining	Aggregate intrinsic
	of options	Weighted-average	contractual life	value
	(in thousands)	exercise price	(in years)	(in millions)

Outstanding at December 31, 2005	10,853.2	$56.32	6.90	—
Granted	1,494.1	67.68	—	—
Exercised	(1,217.5)	50.11	—	—
Forfeited or expired	(941.4)	59.12	—	—

Outstanding at December 30, 2006	10,188.4	$58.47	6.67	$100.2
Options vested and expected to vest at December 30, 2006	9,188.1	58.27	6.54	92.1
Options exercisable at December 30, 2006	5,030.4	$55.64	5.01	$62.6

The total intrinsic value of stock options exercised during 2006 was $16.8 million and cash received by the Company from the exercise of these stock options was $54.1 million. The windfall tax benefit realized by the Company from these exercised options was $3.7 million. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The following table provides a summary of the Company’s stock option plans for the last three years:

	2006		2005		2004
	Number	Weighted-	Number	Weighted-	Number	Weighted-
	of options	average	of options	average	of options	average
	(in thousands)	exercise price	(in thousands)	exercise price	(in thousands)	exercise price

Outstanding at beginning of year	10,853.2	$56.32	9,503.7	$55.18	7,951.9	$52.66
Granted	1,494.1	67.68	1,856.8	59.23	2,381.7	59.22
Exercised	(1,217.5)	50.11	(304.0)	36.95	(586.5)	36.02
Forfeited or expired	(941.4)	59.12	(203.3)	58.79	(243.4)	58.38

Outstanding at year end	10,188.4	$58.47	10,853.2	$56.32	9,503.7	$55.18

The following table summarizes the Company’s unvested stock options during 2006:

	Number of options	Weighted-average
	(in thousands)	exercise price

Unvested options outstanding at December 31, 2005	5,607.0	$58.99
Granted	1,494.1	67.68
Vested	(1,065.8)	59.58
Forfeited	(877.3)	59.96

Unvested options outstanding at December 30, 2006	5,158.0	$61.22

As of December 30, 2006, the Company had approximately $39 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 4 years.

Avery Dennison Corporation
The following table summarizes information on stock options outstanding and exercisable at December 30, 2006:

	Options outstanding			Options exercisable
		Weighted-average
	Number	remaining		Number
	outstanding	contractual life	Weighted-average	exercisable	Weighted-average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$38.31 to 50.72	1,033.0	2.15	$45.66	1,031.7	$45.66
51.13 to 59.47	6,501.4	6.83	57.63	3,211.1	56.90
59.65 to 67.80	2,654.0	8.04	65.49	787.6	63.58

$38.31 to 67.80	10,188.4	6.67	$58.47	5,030.4	$55.64

Restricted Stock Units and Restricted Stock Grants
In December 2005, the Compensation and Executive Personnel Committee of the Board of Directors approved the award of RSUs, which were issued under the Company’s stock option and incentive plan. In 2006 and 2005, RSUs were granted to two groups of employees. These RSUs include dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividend paid or property distributed on a single share of common stock multiplied by the number of RSUs in the employee’s account. Vesting for the two groups of RSUs is as follows:
•	A vesting period of 3 years provided that a certain performance objective is met at the end of the third year after the year of the award. If the performance objective is not achieved at the end of the third year, the same unvested RSUs will be subject to meeting the performance objective at the end of the fourth year, and if not achieved at the end of the fourth year, then the fifth year following the year of grant, or

•	A vesting period of 2 or 3 years, provided that employment continues for 2 or 3 years after the date of the award
For both groups, if the above vesting conditions are not met, the RSUs will be forfeited.
The following table summarizes information about awarded RSUs:

	Number of RSUs	Weighted-average
	(in thousands)	grant-date fair value

Outstanding at December 31, 2005	93.5	$59.47
Granted	87.3	67.80
Forfeited	(10.5)	59.47

Outstanding at December 30, 2006	170.3	$63.74

The total compensation expense related to RSUs and restricted stock is amortized on a straight-line basis over the requisite service period.
During 2006, the pretax compensation expense related to RSUs was $2.9 million, or $.02 per share, assuming dilution.
During 2005, the Company also awarded 30,000 shares of restricted stock, which vest in two equal increments: the first in 2009; the second in 2012. Pretax compensation expense for this award was $.3 million in 2006 and $.2 million in 2005.
As of December 30, 2006, the Company has approximately $8.1 million of unrecognized compensation cost related to unvested RSUs and restricted stock. This cost is expected to be recognized over the remaining requisite service period for these awards (weighted average remaining service period of approximately 2 years for RSUs and 4 years for restricted stock).
NOTE 10. COST REDUCTION ACTIONS
Severance charges recorded under the restructuring actions below are included in “Other accrued liabilities” in the Consolidated Balance Sheet. Severance and related costs represent cash paid or to be paid to employees terminated under these actions. Asset impairments are based on the estimated market value of the assets. Charges below are included in “Other expense, net” in the Consolidated Statement of Income.
2006
In 2006, the Company continued its cost reduction efforts that were initiated in late 2005 and implemented additional actions, resulting in a further headcount reduction of approximately 590 positions, as well as the impairment of certain assets. At December 30, 2006, approximately 155 employees impacted by these actions remain with the Company, and are expected to leave in 2007. Pretax charges related to these actions totaled $29.3 million, including severance and related costs of $21.1 million, impairment of fixed assets and buildings of $6.9 million and lease cancellation charges of $1.3 million. The table below details the accruals and payments related to these actions:

Avery Dennison Corporation

	Pressure-	Office and	Retail	Other
	sensitive	Consumer	Information	specialty
	Materials	Products	Services	converting
(In millions)	Segment	Segment	Segment	businesses	Corporate	Total

Severance and other employee costs
Accrual at April 1, 2006	$2.6	$.8	$2.0	$—	$—	$5.4
Accrual at July 1, 2006	2.0	—	2.0	.7	—	4.7
Accrual at September 30, 2006	.8	—	3.6	.1	—	4.5
Accrual at December 30, 2006	1.9	1.5	1.8	1.3	—	6.5

Total accruals for 2006 actions	7.3	2.3	9.4	2.1	—	21.1
Payments	(4.5)	(.8)	(5.3)	(1.4)	—	(12.0)

Balance at December 30, 2006	$2.8	$1.5	$4.1	$.7	$—	$9.1

Asset Impairments
Buildings	$.6	$—	$—	$—	$1.3	$1.9
Machinery and equipment	1.7	.7	.5	1.6	.5	5.0
Other
Lease cancellations	—	—	1.3	—	—	1.3

	$2.3	$.7	$1.8	$1.6	$1.8	$8.2

Fourth Quarter 2005
In the fourth quarter of 2005, the Company recorded a pretax charge of $55.5 million associated with restructuring actions ($41.1 million), as well as expected product line divestitures ($14.4 million). These actions were part of the Company’s cost reduction efforts, which are expected to improve the Company’s global operating efficiencies. The charge included severance and related costs of $32.9 million related to the elimination of approximately 850 positions worldwide. Final payments to the terminated employees will be made during 2007. At December 30, 2006, approximately 85 employees impacted by these actions remain with the Company, and are expected to leave in 2007. Also included in the charge was $22.6 million related to asset impairment, lease cancellation costs and other associated costs. The table below details the payments related to this program:

	Pressure-	Office and	Retail	Other
	sensitive	Consumer	Information	specialty
	Materials	Products	Services	converting
(In millions)	Segment	Segment	Segment	businesses	Corporate	Total

Severance and other employee costs
Beginning balance	$15.1	$6.8	$5.6	$2.5	$2.9	$32.9
Payments	(2.5)	(1.4)	(.4)	(1.0)	—	(5.3)

Balance at December 31, 2005	12.6	5.4	5.2	1.5	2.9	27.6
Payments	(9.1)	(5.4)	(3.0)	(1.5)	(1.4)	(20.4)

Balance at December 30, 2006	$3.5	$—	$2.2	$—	$1.5	$7.2

Asset Impairments
Buildings	$2.4	$—	$—	$—	$.8	$3.2
Machinery and equipment	.1	10.7	.7	2.9	1.3	15.7
Capitalized software	—	—	—	—	2.5	2.5
Other
Lease cancellations	—	—	.8	—	—	.8
Other costs	—	—	.4	—	—	.4

	$2.5	$10.7	$1.9	$2.9	$4.6	$22.6

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
First Quarter 2005
In the first quarter of 2005, the Company recorded a pretax charge of $6.7 million relating to restructuring costs and asset impairment charges, partially offset by a gain on sale of assets of $3.4 million. The charge included severance and related costs of $4 million related to

Avery Dennison Corporation
the elimination of approximately 170 positions in the Office and Consumer Products segment as a result of the Company’s closure of the Gainesville, Georgia label converting plant. As of December 30, 2006, all employees impacted by these actions had left the Company and final payments were made. Also included in the charge was $2.7 million related to impairment of buildings and land in the Pressure-sensitive Materials segment.
Second Quarter 2004
In the second quarter of 2004, the Company recorded a pretax charge of $13.8 million relating to restructuring costs, asset impairments and planned disposition of property, plant and equipment, and lease cancellation costs primarily associated with the completion of the Company’s integration of the Jackstädt GmbH (“Jackstädt”) acquisition in the Company’s Pressure-sensitive Materials segment, as well as cost reduction actions in the Office and Consumer Products and Retail Information Services segments. The charge included severance and related costs of $7.7 million related to approximately 195 positions worldwide. All employees impacted by these actions had left the Company in 2005 and final payments were made in 2006. Also included in the charge was $6.1 million related to asset impairments and disposition of property, plant and equipment, lease cancellation costs and other associated costs in the Pressure-sensitive Materials segment.
First Quarter 2004
In the first quarter of 2004, the Company recorded a pretax charge of $21.4 million relating to restructuring costs and asset impairment charges as part of the Company’s integration of the Jackstädt acquisition in the Company’s Pressure-sensitive Materials segment. The charge included severance and related costs of $15.9 million, involving the elimination of approximately 210 positions. All employees impacted by these actions had left the Company in 2004 and final payments were made in 2006. Also included in the charge was $2.9 million related to impairment of software and $2.6 million related to impairment and planned disposition of machinery and equipment.
NOTE 11. TAXES BASED ON INCOME
Taxes based on income were as follows:

(In millions)	2006	2005	2004

Current:
U.S. federal tax	$(4.5)	$33.5	$35.7
State taxes	4.7	3.0	6.0
International taxes	73.8	29.7	65.0

	74.0	66.2	106.7

Deferred:
U.S. federal tax	8.8	(11.8)	8.7
State taxes	.8	(5.2)	2.7
International taxes	(25.2)	14.3	(24.4)

	(15.6)	(2.7)	(13.0)

Taxes on income	$58.4	$63.5	$93.7

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate, and as recorded, were as follows:

(In millions)	2006	2005	2004

Computed tax at 35% of income from continuing operations before taxes	$149.0	$128.3	$131.4
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	3.4	(3.0)	6.9
Foreign earnings taxed at different rates	(54.7)	(31.4)	(41.7)
Valuation allowance	(5.2)	(15.6)	15.3
Jobs Act repatriation of earnings	.1	13.5	—
Tax credits	(4.9)	(6.4)	(6.6)
Tax contingencies and audit settlements	(8.1)	(9.0)	(7.9)
Other items, net	(6.5)	(1.4)	(3.1)

Taxes on income from continuing operations	73.1	75.0	94.3
Taxes on income from and gain on sale of discontinued operations	(14.7)	(11.5)	(.6)

Taxes on income	$58.4	$63.5	$93.7

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)	2006	2005	2004

U.S.	$107.4	$99.5	$168.3
International	318.2	267.3	207.0

Income from continuing operations before taxes	425.6	366.8	375.3
Income (loss) from discontinued operations before taxes	—	(76.9)	(1.9)

Income before taxes	$425.6	$289.9	$373.4

Avery Dennison Corporation
U.S. income taxes have not been provided on certain undistributed earnings of international subsidiaries of approximately $1.16 billion and $924 million at years ended 2006 and 2005, respectively, because such earnings are considered to be reinvested indefinitely outside the U.S., except for the one-time repatriation of earnings in 2005, provided for by the American Jobs Creation Act of 2004 (the “Jobs Act”).
The Jobs Act, enacted on October 22, 2004, provided for a temporary 85% dividends-received deduction on certain foreign earnings repatriated before December 31, 2005. The deduction resulted in an approximate 5.25% federal tax rate on the repatriated earnings. During the third quarter of 2005, the Company’s Chief Executive Officer and Board of Directors approved a domestic reinvestment plan as required by the Jobs Act to repatriate $344 million of foreign earnings in fiscal 2005. The repatriation of earnings took place in the fourth quarter of 2005, and resulted in a one-time incremental expense of $13.5 million.
The effective tax rate on continuing operations includes the benefit from the release of certain valuation allowances. The net impact of valuation allowance changes is $5.2 million and $15.6 million for years ended 2006 and 2005, respectively. Included in the effective tax rate on continuing operations is the net benefit from several favorable global tax audit settlements and closure of certain tax years, in the amount of $8.1 million and $9 million for years ended 2006 and 2005, respectively.
The income from discontinued operations in 2006 includes a $14.9 million tax benefit from the divestiture of the raised reflective pavement marker business. This tax benefit resulted from the capital loss recognized from the sale of the business, which was a stock sale. The capital loss will be offset against capital gains recognized in 2006 related to the sale of an investment, as well as carried back to capital gains recognized in previous years, as allowable.
The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate. The Company is currently subject to tax examinations by federal, state and foreign tax authorities.
Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2006	2005

Accrued expenses not currently deductible	$42.1	$34.1
Net operating losses and foreign tax credit carryforwards	69.4	60.1
Capital loss carryforward	3.6	—
Postretirement and postemployment benefits	49.6	50.3
Pension costs	18.3	9.3
Inventory reserves	8.2	12.4
Other	4.4	6.1
Valuation allowance	(67.5)	(53.2)

Total deferred tax assets	128.1	119.1

Depreciation and amortization	(127.7)	(134.3)

Total deferred tax liabilities	(127.7)	(134.3)

Total net deferred tax assets (liabilities) from continuing operations	$.4	$(15.2)
Net deferred tax assets from discontinued operations	—	2.6

Total net deferred tax assets (liabilities)	$.4	$(12.6)

Operating loss carryforwards of foreign subsidiaries for 2006 and 2005 are $175 million and $143.7 million, respectively. Credit carryforwards for 2006 and 2005 related to foreign investment tax credits totaled $3.5 million and $3.1 million, respectively. California research credit carryforward for 2006 and 2005 totaled $4.2 million and $3.9 million, respectively. Net operating losses, if unused, of $19.4 million will expire by 2011, and $44.1 million will expire after 2011. Net operating losses of $111.5 million can be carried forward indefinitely. The foreign investment tax credit carryforwards begin to expire in 2013. The California research credit can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. The valuation allowance for 2006 and 2005 is $67.5 million and $53.2 million, respectively. The increase in 2006 is primarily attributable to the $17.8 million deferred tax asset and related valuation allowance resulting from the adoption of SFAS No. 158.
The Company has been granted tax holidays in several jurisdictions including China, Thailand and Bangladesh. The tax holidays expire between 2007 and 2015. These tax holidays have reduced the Company’s consolidated effective tax rate on continuing operations by less than 1% in 2006 and 2005.

Avery Dennison Corporation
In July 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, which is a change in accounting for income taxes. FIN No. 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of 2007. The Company is currently evaluating the impact of FIN No. 48 on the consolidated results of operations and financial position.
NOTE 12. SEGMENT INFORMATION
The accounting policies of the segments are described in Note 1, “Summary of Significant Accounting Policies.” Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. The Company evaluates performance based on income from operations before interest expense and taxes. General corporate expenses are also excluded from the computation of income from operations for the segments.
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
Financial information by reportable segment and other businesses from continuing operations is set forth below:

(In millions)	2006(1)	2005(2)	2004(3)

Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,236.3	$3,114.5	$2,984.8
Office and Consumer Products	1,072.0	1,136.1	1,172.5
Retail Information Services	667.7	630.4	592.7
Other specialty converting businesses	599.9	592.5	567.0

Net sales to unaffiliated customers	$5,575.9	$5,473.5	$5,317.0

Intersegment sales:
Pressure-sensitive Materials	$161.5	$163.2	$169.3
Office and Consumer Products	1.8	2.0	2.2
Retail Information Services	3.4	6.7	6.8
Other specialty converting businesses	14.4	15.2	18.8
Eliminations	(181.1)	(187.1)	(197.1)

Intersegment sales	$—	$—	$—

Income from continuing operations before taxes:
Pressure-sensitive Materials	$301.2	$258.1	$221.4
Office and Consumer Products	179.0	168.0	186.4
Retail Information Services	45.0	37.7	43.4
Other specialty converting businesses	17.2	14.1	39.9
Corporate expense	(61.3)	(53.2)	(57.1)
Interest expense	(55.5)	(57.9)	(58.7)

Income from continuing operations before taxes	$425.6	$366.8	$375.3

Capital expenditures:
Pressure-sensitive Materials	$75.8	$74.1	$115.1
Office and Consumer Products	13.6	24.8	19.6
Retail Information Services	25.6	31.7	36.5
Other specialty converting businesses	36.1	38.5	31.1
Corporate	2.1	2.3	1.6
Discontinued operations	—	.2	1.8

Capital expenditures(4)	$153.2	$171.6	$205.7

Depreciation expense:
Pressure-sensitive Materials	$88.2	$86.2	$80.7
Office and Consumer Products	20.7	24.6	25.3
Retail Information Services	17.8	16.3	14.3
Other specialty converting businesses	23.1	21.1	18.9
Corporate	4.0	6.0	6.6
Discontinued operations	.5	1.5	1.4

Depreciation expense	$154.3	$155.7	$147.2

Avery Dennison Corporation

(1)	Results for 2006 include “Other expense, net” totaling $36.2, which consists of restructuring costs, asset impairment and lease cancellation charges of $29.8, environmental remediation costs of $13, costs of $.4 related to a divestiture, accrual related to a patent lawsuit of $.4 and charitable contribution of $10 to the Avery Dennison Foundation, partially offset by gain on sale of investment of $(10.5), gain on sale of assets of $(5.3) and gain on curtailment and settlement of a pension obligation of $(1.6). Of the $36.2 total, the Pressure-sensitive Materials segment recorded $9.3, the Office and Consumer Products segment recorded $(2.3), the Retail Information Services segment recorded $11.2, the other specialty converting businesses recorded $3.7 and Corporate recorded $14.3. See Note 10, “Cost Reduction Actions,” for further information.

(2)	Results for 2005 include “Other expense, net” totaling $63.6, which consists of restructuring costs, asset impairment and lease cancellation charges of $65.6, legal accrual related to a patent lawsuit of $3.8, partially offset by gain on sale of assets of $(5.8). Of the $63.6 total, the Pressure-sensitive Materials segment recorded $23, the Office and Consumer Products segment recorded $21.8, the Retail Information Services segment recorded $7.5, the other specialty converting businesses recorded $6.2 and Corporate recorded $5.1. See Note 10, “Cost Reduction Actions,” for further information.

(3)	Results for 2004 include “Other expense” totaling $35.2, which consists of restructuring costs, asset impairment and lease cancellation charges, of which the Pressure-sensitive Materials segment recorded $34.4, the Office and Consumer Products segment recorded $.5 and the Retail Information Services segment recorded $.3. See Note 10, “Cost Reduction Actions,” for further information.

(4)	Capital expenditures accrued but not paid were approximately $18 million in 2006, $27 million in 2005 and $27 million in 2004. Capital expenditures refer to purchases of property, plant and equipment.
Financial information relating to the Company’s continuing operations by geographic area is set forth below:

(In millions)	2006	2005	2004

Net sales to unaffiliated customers:
U.S.	$2,333.8	$2,346.8	$2,416.2
Europe	1,798.8	1,805.5	1,710.7
Asia	748.7	650.6	559.7
Latin America	332.4	288.9	255.0
Other international	362.2	381.7	375.4

Net sales	$5,575.9	$5,473.5	$5,317.0

Property, plant and equipment, net:
U.S.	$562.5	$580.6	$599.6
International	746.9	715.1	774.8

Property, plant and equipment, net	$1,309.4	$1,295.7	$1,374.4

Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.
NOTE 13. QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First		Second		Third		Fourth
(In millions, except per share data)	Quarter	(1)	Quarter	(2)	Quarter	(3)	Quarter (4)

2006
Net sales from continuing operations	$1,337.2		$1,409.7		$1,417.6		$1,411.4
Gross profit from continuing operations	355.2		393.0		390.7		389.5
Net income	68.7		112.0		85.0		101.5
Net income per common share	.69		1.12		.85		1.02
Net income per common share, assuming dilution	.69		1.12		.85		1.01

2005
Net sales from continuing operations	$1,342.8		$1,411.7		$1,355.0		$1,364.0
Gross profit from continuing operations	351.9		388.1		357.6		378.6
Net income	57.7		89.4		86.2		(6.9)
Net income per common share	.58		.89		.86		(.07)
Net income per common share, assuming dilution	.57		.89		.86		(.07)

(1)	Results in the first quarter 2006 include pretax other expense totaling $7.6 consisting of $7.2 of restructuring costs and asset impairment charges and $.4 for legal accrual related to a patent lawsuit.
Results in the first quarter 2005 include a $6.7 pretax charge for restructuring costs and asset impairment charges, partially offset by a gain on sale of assets of $3.4.

(2)	Results in the second quarter 2006 include pretax net other expense totaling $4 consisting of restructuring costs and asset impairment charges of $6.1, charitable contribution of $10 to the Avery Dennison Foundation, partially offset by gain on sale of investment of $(10.5), and gain on curtailment and settlement of a pension obligation of $(1.6).
Results in the second quarter 2005 include a $2.1 pretax charge for restructuring costs and asset impairment charges.

Avery Dennison Corporation

(3)	Results in the third quarter 2006 include pretax other expense of $19.5, which consists of environmental remediation costs of $13, restructuring costs and asset impairment charges of $6.1, and costs of $.4 related to a divestiture.
Results in the third quarter 2005 include a $1.3 pretax charge for asset impairment charges.

(4)	Results in the fourth quarter 2006 include pretax net other expense totaling $5.1 consisting of restructuring costs, asset impairment and lease cancellation charges of $10.4, partially offset by gain on sale of assets of $(5.3).
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
Oversight of management’s financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an Audit Committee, which consists solely of outside directors (see page 70). The Committee meets periodically with financial management, internal auditors and the independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and the Company’s internal audit department have free access to meet with the Audit Committee without management’s presence.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 30, 2006. Management’s assessment of the effectiveness of internal control over financial reporting as of December 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Dean A. Scarborough Dean A. Scarborough	/s/ Daniel R. O’Bryant Daniel R. O’Bryant
President and	Executive Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

Avery Dennison Corporation
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Avery Dennison Corporation:
We have completed integrated audits of Avery Dennison Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 30, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 and Note 9, the Company changed the manner in which it accounts for stock-based compensation in 2006. As discussed in Note 6, the Company changed the manner in which it accounts for pensions and other postretirement benefits in 2006.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that the Company maintained effective internal control over financial reporting as of December 30, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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
February 22, 2007

Avery Dennison Corporation
Corporate Information
Counsel
Latham & Watkins LLP
Los Angeles, California
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Los Angeles, California
Transfer Agent — Registrar
Computershare Trust Co., N.A.
P. O. Box 43023
Providence, RI 02940-3023
(877) 498-8861
(800) 952-9245 (hearing impaired number)
www.computershare.com
Annual Meeting
The Annual Meeting of Shareholders will be held at 1:30 p.m. on April 26, 2007, in the Conference Center of the Avery Dennison Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.
The DirectSERVICE™ Investment Program
Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE™ Investment Program, c/o Computershare (include a reference to Avery Dennison in the correspondence), P.O. Box 43081, Providence, RI 02940-3081, or calling (877) 498-8861, or logging onto their Web site at http://www.computershare.com.
Direct Deposit of Dividends
Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, Computershare Trust Co., Inc., at (800) 870-2340.
Other Information
The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2006 filing with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”), the Company’s annual written affirmation on May 8, 2006, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s Corporate Governance listing standards.
A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation. Copies may also be obtained from the Company’s web site, www.averydennison.com, in the “Investors” section.

Avery Dennison Corporation
Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone: (626) 304-2000
Fax: (626) 792-7312
Mailing Address:
P.O. Box 7090
Pasadena, California 91109-7090
Stock and Dividend Data
Common shares of Avery Dennison are listed on the NYSE.
Ticker symbol: AVY

	2006		2005
	High	Low	High	Low

Market Price
First Quarter	$61.54	$56.33	$62.53	$56.10
Second Quarter	63.46	55.09	61.48	51.35
Third Quarter	61.97	56.95	56.92	51.98
Fourth Quarter	69.11	60.10	59.44	50.30

Prices shown represent closing prices on the NYSE

		2006		2005

Dividends Per Common Share
First Quarter		$.39		$.38
Second Quarter		.39		.38
Third Quarter		.39		.38
Fourth Quarter		.40		.39

Total		$1.57		$1.53

Number of shareholders of record as of year end		9,556		10,216