Form 10-K, Exhibit 13
period 2007-12-29
AVERY DENNISON CORPORATION
filed 2008-02-27
CIK 8818

Exhibit 13
OUR BUSINESSES AT A GLANCE

SEGMENT	Pressure-sensitive Materials	Retail Information Services

BUSINESS(ES)	+ Roll Materials + Graphics and Reflective Products	+ Information and Brand Management + Printer Systems
	+ Performance Polymers	+ Fastener

SALES	$3.5 billion	$1.2 billion

PERCENT OF TOTAL SALES	55%	19%

GLOBAL BRAND(S)	Fasson, Avery Graphics, Avery Dennison	Avery Dennison, Monarch

PRODUCTS	Pressure-sensitive roll materials, graphics and reflective materials, water and solvent-based performance polymer adhesives and engineered films	A wide variety of price marking and brand identification products that include woven and printed labels, heat transfers, graphic tags, patches, integrated tags, price tickets, packaging, RFID carton and item tags, electronic article surveillance (EAS) tags, barcode printers, software solutions, molded plastic fastening and application devices, as well as service bureau printing applications and accessories for retail and commercial supply chain industries

CUSTOMERS	Global label converters, consumer products package designers and manufacturers, industrial manufacturers, printers, designers, sign manufacturers, graphic vendors	Global retailers and brand owners, apparel and consumer goods manufacturers, restaurant and food service chains, grocery and drug store chains, and a variety of other industries serviced via resellers

MANUFACTURING AND SALES LOCATIONS	North America, Europe, South America, Asia Pacific, Africa, South Asia	North America, Europe, South America, Asia Pacific, Africa, South Asia

Office and Consumer Products	Other Specialty Converting Businesses

+ Office Products	+ Specialty Tape
+ Radio Frequency Identification (RFID)
+ Industrial and Automotive Products
+ Security Printing
+ Performance Films

$1 billion	$620 million

16%	10%

Avery	Avery Dennison

Self-adhesive labels, content and template software, binders, sheet protectors, dividers and index makers, writing instruments, T-shirt transfers and do-it-yourself card products	Specialty tapes, industrial adhesives, architectural and engineered films, automotive decorative interior films, automotive exterior films and labels, metallized pigments, self-adhesive postage stamps, RFID inlays and durable tags

Office products super-stores, major retailers, office professionals, school administrators, small business owners and consumers	Industrial and original equipment manufacturers, medical products and device manufacturers, converters, packagers and consumer products companies

North America, Europe, South America, Asia Pacific	North America, Europe, South America, Asia Pacific

Avery Dennison Corporation
FIVE-YEAR SUMMARY

	5-Year
	Compound	2007 (1)		2006 (2)		2005(3)		2004 (4)		2003 (5)

(Dollars in millions, except per share amounts)	Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	8.9%	$6,307.8	100.0	$5,575.9	100.0	$5,473.5	100.0	$5,317.0	100.0	$4,736.8	100.0
Gross profit	7.3	1,722.4	27.3	1,538.0	27.6	1,476.9	27.0	1,425.5	26.8	1,318.4	27.8
Marketing, general and administrative expense	8.8	1,182.5	18.7	1,011.1	18.1	987.9	18.0	957.4	18.0	891.6	18.8
Interest expense	18.7	105.2	1.7	55.5	1.0	57.9	1.1	58.7	1.1	58.6	1.2
Income from continuing operations before taxes	0.8	375.3	5.9	435.2	7.8	367.5	6.7	374.2	7.0	337.7	7.1
Taxes on income	(7.6)	71.8	1.1	76.7	1.4	75.3	1.4	93.9	1.8	93.1	2.0
Income from continuing operations	3.7	303.5	4.8	358.5	6.4	292.2	5.3	280.3	5.3	244.6	5.2
Income (loss) from discontinued operations, net of tax	N/A	—	N/A	14.7	N/A	(65.4)	N/A	(1.3)	N/A	22.8	N/A
Net income	3.4	303.5	4.8	373.2	6.7	226.8	4.1	279.0	5.2	267.4	5.6

		2007		2006		2005		2004		2003

Per Share Information
Income per common share from continuing operations	3.8%	$3.09		$3.59		$2.92		$2.81		$2.46
Income per common share from continuing operations, assuming dilution	3.8	3.07		3.57		2.91		2.79		2.45
Net income per common share	3.4	3.09		3.74		2.27		2.79		2.69
Net income per common share, assuming dilution	3.5	3.07		3.72		2.26		2.78		2.67
Dividends per common share	3.6	1.61		1.57		1.53		1.49		1.45
Average common shares outstanding	(0.1)	98.1		99.8		100.1		99.9		99.4
Average common shares outstanding, assuming dilution	(0.1)	98.9		100.4		100.5		100.5		100.0
Book value at fiscal year end	13.5	$20.22		$17.26		$15.26		$15.56		$13.34
Market price at fiscal year end	(2.0)	53.41		67.93		55.27		59.97		54.71
Market price range		49.69 to		55.09 to		50.30 to		54.90 to		47.75 to
		69.67		69.11		62.53		65.78		63.51

At Year End
Working capital		$(419.3)		$(12.1)		$56.0		$173.4		$(35.1)
Property, plant and equipment, net		1,591.4		1,309.4		1,295.7		1,374.4		1,287.1
Total assets		6,244.8		4,324.9		4,228.9		4,420.9		4,139.8
Long-term debt		1,145.0		501.6		723.0		1,007.2		887.7
Total debt		2,255.8		968.0		1,087.7		1,211.7		1,180.3
Shareholders’ equity		1,989.4		1,696.2		1,521.6		1,558.0		1,328.7

Number of employees		37,300		22,700		22,600		21,400		20,300

Other Information
Depreciation expense (6)		$184.1		$153.8		$154.2		$145.8		$141.9
Research and development expense (6)		95.5		87.9		85.4		81.8		74.3
Effective tax rate (6)		19.1%		17.6%		20.5%		25.1%		27.6%
Total debt as a percent of total capital		53.1		36.3		41.7		43.7		47.0
Return on average shareholders’ equity (percent)		16.5		22.7		14.5		19.5		22.1
Return on average total capital (percent)		10.6		15.7		10.0		12.1		12.8

Certain prior year amounts have been restated to reflect the change in method of accounting for inventory from last-in, first-out (“LIFO”) to first-in, first-out (“FIFO”) for certain businesses operating in the U.S.

(1)	Results for 2007 include net pretax charges of $59.4 for asset impairment charges, restructuring costs, lease cancellation charges and other items.

(2)	Results for 2006 include net pretax charges of $36.2 for restructuring costs, asset impairment and lease cancellation charges, environmental remediation and other items, partially offset by gain on sale of investment and assets. Additionally, results for 2006 include a tax benefit of $14.9 due to capital losses arising from the sale of discontinued operations and a pretax gain on the sale of discontinued operations of $1.3.

(3)	Results for 2005 include a net pretax charge of $63.6 for restructuring costs, asset impairment and lease cancellation charges and legal accrual related to a lawsuit, partially offset by gain on sale of assets. Additionally, results for 2005 include impairment charges for goodwill and intangible assets of $74.4 associated with the expected divestiture of a business.

(4)	Results for 2004 include a pretax charge of $35.2 for restructuring costs, asset impairment and lease cancellation charges. Results for 2004 reflect a 53-week period.

(5)	Results for 2003 include a net pretax charge of $30.5 for restructuring costs, asset impairment and lease cancellation charges and net losses associated with several product line divestitures, partially offset by a reversal of accrual related to a lawsuit. Additionally, results for 2003 include a pretax gain on sale of discontinued operations of $25.5.

(6)	Amounts related to continuing operations.

Avery Dennison Corporation
STOCKHOLDER RETURN PERFORMANCE
The following graph compares the Company’s cumulative stockholder return on its common stock, including the reinvestment of dividends, with the return on the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”) and the average return, weighted by market capitalization, of the Peer Group for five-year period ending December 29, 2007. The Company has also included the median return of the Peer Group in the graph as an additional comparison.
The Peer Group is comprised of Air Products & Chemicals Inc., ArvinMeritor Inc., Baker-Hughes Incorporated, Ball Corporation, Bemis Company, Inc., Black & Decker Corporation, Cabot Corporation, Crane Company, Crown Holdings Inc., Cummins Inc., Dana Corporation, Danaher Corporation, Dover Corporation, Eaton Corporation, Ecolab Incorporated, Ferro Corporation, FMC Corporation, Fuller (H. B.) Company, Goodrich Company, Grace (W R) & Company, Harley-Davidson Inc., Harris Corporation, Harsco Corporation, Hercules Incorporated, Illinois Tool Works Incorporated, Ingersoll-Rand Company, MASCO Corporation, MeadWestvaco Corporation, NACCO Industries, Newell Rubbermaid Incorporated, Olin Corporation, PACCAR Inc., Parker-Hannifin Corporation, Pentair Inc., Pitney Bowes Incorporated, PolyOne Corporation, Potlatch Corporation, P.P.G. Industries Incorporated, Sequa Corporation, The Sherwin-Williams Company, Smurfit-Stone Container Corporation, Snap-On Incorporated, Sonoco Products Company, Stanley Works, Tecumseh Products Company, Temple-Inland Inc., Thermo Fisher Scientific Inc., Thomas & Betts Corporation, and Timken Company.
During 2007, Bowater Inc. was acquired by Abitibi-Consolidated. It is no longer a public company and therefore it was deleted from the Peer Group. In 2007, Trinity Industries was added to the Peer Group, which has been included for all periods.

(1)	Assumes $100 invested on December 31, 2002, and the reinvestment of dividends; chart reflects performance on a calendar year basis.

(2)	Weighted average is weighted by market capitalization.
Stock price performance reflected in the above graph is not necessarily indicative of future price performance.
The above Stockholder Return Performance graph is not deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (“Exchange Act”), other than as provided in Item 201 to Regulation S-K under the Exchange Act, or subject to the liabilities of Section 18 of the Exchange Act, and will not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

Avery Dennison Corporation
CONSOLIDATED BALANCE SHEET

(Dollars in millions)	2007	2006

Assets
Current assets:
Cash and cash equivalents	$71.5	$58.5
Trade accounts receivable, less allowances of $64.2 and $58.9 at year end 2007 and 2006, respectively	1,113.8	910.2
Inventories, net	631.0	496.9
Current deferred and refundable income taxes	128.1	101.4
Other current assets	113.9	119.7

Total current assets	2,058.3	1,686.7
Property, plant and equipment, net	1,591.4	1,309.4
Goodwill	1,683.3	715.9
Other intangibles resulting from business acquisitions, net	314.2	95.5
Non-current deferred and refundable income taxes	59.9	42.7
Other assets	537.7	474.7

	$6,244.8	$4,324.9

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$1,110.8	$466.4
Accounts payable	679.2	630.1
Accrued payroll and employee benefits	204.7	179.4
Accrued trade rebates	150.3	142.8
Current deferred and payable income taxes	31.4	48.4
Other accrued liabilities	301.2	231.7

Total current liabilities	2,477.6	1,698.8
Long-term debt	1,145.0	501.6
Long-term retirement benefits and other liabilities	391.5	334.2
Non-current deferred and payable income taxes	241.3	94.1
Commitments and contingencies (see Notes 7 and 8) Shareholders’ equity:
Common stock, $1 par value, authorized — 400,000,000 shares at year end 2007 and 2006; issued — 124,126,624 shares at year end 2007 and 2006; outstanding — 98,386,897 shares and 98,313,102 shares at year end 2007 and 2006, respectively	124.1	124.1
Capital in excess of par value	781.1	881.5
Retained earnings	2,290.2	2,155.6
Cost of unallocated ESOP shares	(3.8)	(5.7)
Employee stock benefit trust, 8,063,898 shares and 8,896,474 shares at year end 2007 and 2006, respectively	(428.8)	(602.5)
Treasury stock at cost, 17,645,829 shares and 16,887,048 shares at year end 2007 and 2006, respectively	(858.2)	(806.7)
Accumulated other comprehensive income (loss)	84.8	(50.1)

Total shareholders’ equity	1,989.4	1,696.2

	$6,244.8	$4,324.9

Certain prior year amounts have been restated to reflect the change in method of accounting for inventory from last-in, first-out (“LIFO”) to first-in, first-out (“FIFO”) for certain businesses operating in the U.S.
See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)	2007	2006	2005

Net sales	$6,307.8	$5,575.9	$5,473.5
Cost of products sold	4,585.4	4,037.9	3,996.6

Gross profit	1,722.4	1,538.0	1,476.9
Marketing, general and administrative expense	1,182.5	1,011.1	987.9
Interest expense	105.2	55.5	57.9
Other expense, net	59.4	36.2	63.6

Income from continuing operations before taxes	375.3	435.2	367.5
Taxes on income	71.8	76.7	75.3

Income from continuing operations	303.5	358.5	292.2
Income (loss) from discontinued operations, net of tax (including gain on disposal of $1.3 and tax benefit of $14.9 in 2006)	—	14.7	(65.4)

Net income	$303.5	$373.2	$226.8

Per share amounts:
Net income (loss) per common share:
Continuing operations	$3.09	$3.59	$2.92
Discontinued operations	—	.15	(.65)

Net income per common share	$3.09	$3.74	$2.27

Net income (loss) per common share, assuming dilution:
Continuing operations	$3.07	$3.57	$2.91
Discontinued operations	—	.15	(.65)

Net income per common share, assuming dilution	$3.07	$3.72	$2.26

Dividends	$1.61	$1.57	$1.53

Average shares outstanding:
Common shares	98.1	99.8	100.1
Common shares, assuming dilution	98.9	100.4	100.5

Common shares outstanding at year end	98.4	98.3	99.7

Certain prior year amounts have been restated to reflect the change in method of accounting for inventory from LIFO to FIFO for certain businesses operating in the U.S.
See Notes to Consolidated Financial Statements

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

				Cost of	Employee		Accumulated
	Common	Capital in		unallocated	stock		other
	stock, $1	excess of	Retained	ESOP	benefit	Treasury	comprehensive
(Dollars in millions, except per share amounts)	par value	par value	earnings	shares	trusts	stock	income (loss)	Total

Fiscal year ended 2004, as previously stated	$124.1	$766.1	$1,887.6	$(9.7)	$(619.1)	$(597.6)	$(2.7)	$1,548.7
Impact of adopting change in accounting for inventory			9.3					9.3

Fiscal year ended 2004, as restated	124.1	766.1	1,896.9	(9.7)	(619.1)	(597.6)	(2.7)	1,558.0
Comprehensive income:
Net income			226.8					226.8
Other comprehensive income:
Foreign currency translation adjustment							(90.6)	(90.6)
Minimum pension liability adjustment, net of tax of $2.2							(.9)	(.9)
Effective portion of gains or losses on cash flow hedges, net of tax of $(3.1)							5.1	5.1

Other comprehensive income							(86.4)	(86.4)

Total comprehensive income								140.4
Repurchase of 693,005 shares for treasury, net of shares issued						(40.6)		(40.6)
Stock issued under option plans, including $18.8 of tax and dividends paid on stock held in stock trusts		11.3			19.2			30.5
Dividends: $1.53 per share			(168.7)					(168.7)
ESOP transactions, net				2.0				2.0
Employee stock benefit trusts market value adjustment		(47.9)			47.9			—

Fiscal year ended 2005	124.1	729.5	1,955.0	(7.7)	(552.0)	(638.2)	(89.1)	1,521.6
Comprehensive income:
Net income			373.2					373.2
Other comprehensive income:
Foreign currency translation adjustment							101.0	101.0
Effective portion of gains or losses on cash flow hedges, net of tax of $1.8							(3.1)	(3.1)
Minimum pension liability adjustment, net of tax of $.6							(2.2)	(2.2)

Other comprehensive income							95.7	95.7

Total comprehensive income								468.9
Adjustment to initially adopt SFAS No. 158:
Adjustment to minimum pension liability to initially apply SFAS No. 158, net of tax of $(59.2)							114.0	114.0
Net actuarial loss, prior service cost and net transition obligation, net of tax of $62.2							(170.8)	(170.8)
Effects of changing pension plan measurement date pursuant to SFAS No. 158:
Service cost, interest cost, and expected return on plan assets for December 1 — December 30, 2006, net of tax			(.8)					(.8)
Amortization of prior service cost for December 1 — December 30, 2006, net of tax							.1	.1
Repurchase of 2,524,194 shares for treasury, net of shares issued						(168.5)		(168.5)
Stock issued under option plans, including $22.7 of tax and dividends paid on stock held in stock trusts		30.4			71.1			101.5
Dividends: $1.57 per share			(171.8)					(171.8)
ESOP transactions, net				2.0				2.0
Employee stock benefit trusts market value adjustment		121.6			(121.6)			—

Fiscal year ended 2006	124.1	881.5	2,155.6	(5.7)	(602.5)	(806.7)	(50.1)	1,696.2
Comprehensive income:
Net income			303.5					303.5
Other comprehensive income:
Foreign currency translation adjustment							105.5	105.5
Effective portion of gains or losses on cash flow hedges, net of tax of $(.1)							.2	.2
Amortization of net actuarial loss, prior service cost and net transition asset, net of tax of $(10)							29.2	29.2

Other comprehensive income							134.9	134.9

Total comprehensive income								438.4
Effects of adopting FIN 48			2.9					2.9
Repurchase of 758,781 shares for treasury, net of shares issued						(51.5)		(51.5)
Stock issued under option plans, including $19.3 of tax and dividends paid on stock held in stock trusts		19.3			54.0			73.3
Dividends: $1.61 per share			(171.8)					(171.8)
ESOP transactions, net				1.9				1.9
Employee stock benefit trusts market value adjustment		(119.7)			119.7			—

Fiscal year ended 2007	$124.1	$781.1	$2,290.2	$(3.8)	$(428.8)	$(858.2)	$84.8	$1,989.4

Certain prior year amounts have been restated to reflect the change in method of accounting for inventory from LIFO to FIFO for certain businesses operating in the U.S.
See Notes to Consolidated Financial Statement

Avery Dennison Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	2007	2006	2005

Operating Activities
Net income	$303.5	$373.2	$226.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	184.1	154.3	155.7
Amortization	50.5	43.6	45.8
Deferred taxes	(37.5)	(7.3)	(12.3)
Asset impairment and net loss (gain) on sale and disposal of assets of $10.9, $(13.9), and $7 in 2007, 2006, and 2005, respectively	44.0	(7.8)	108.1
Stock-based compensation	21.6	24.1	—
Other non-cash items, net	(15.4)	(6.5)	(7.5)
Changes in assets and liabilities, net of the effect of business acquisitions and divestitures:
Trade accounts receivable	1.0	(2.3)	(43.9)
Inventories	(5.3)	(24.6)	(12.4)
Other current assets	18.8	(45.6)	(4.3)
Accounts payable and accrued liabilities	(87.1)	8.9	30.4
Taxes on income	6.1	12.6	(31.9)
Long-term retirement benefits and other liabilities	15.1	(11.8)	(12.9)

Net cash provided by operating activities	499.4	510.8	441.6

Investing Activities
Purchase of property, plant and equipment	(190.5)	(161.9)	(162.5)
Purchase of software and other deferred charges	(64.3)	(33.4)	(25.8)
Payments for acquisitions	(1,291.9)	(13.4)	(2.8)
Proceeds from sale of assets	4.9	15.4	21.8
Proceeds from sale of businesses and investments	—	35.4	—
Other	(1.4)	3.0	1.7

Net cash used in investing activities	(1,543.2)	(154.9)	(167.6)

Financing Activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	792.2	(137.8)	58.2
Additional borrowings (maturities longer than 90 days)	688.8	—	76.2
Payments of debt (maturities longer than 90 days)	(222.0)	(2.3)	(214.9)
Dividends paid	(171.8)	(171.8)	(168.7)
Purchase of treasury stock	(63.2)	(157.7)	(40.9)
Proceeds from exercise of stock options, net	38.1	54.1	11.1
Other	(6.7)	17.7	18.5

Net cash provided by (used in) financing activities	1,055.4	(397.8)	(260.5)

Effect of foreign currency translation on cash balances	1.4	1.9	.2

Increase (decrease) in cash and cash equivalents	13.0	(40.0)	13.7
Cash and cash equivalents, beginning of year	58.5	98.5	84.8

Cash and cash equivalents, end of year	$71.5	$58.5	$98.5

Certain prior year amounts have been restated to reflect the change in method of accounting for inventory from LIFO to FIFO for certain businesses operating in the U.S.
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
Financial Presentation
Certain prior year amounts have been restated or reclassified to conform with the current year presentation as a result of the following:
Change in Accounting Method
Beginning in the fourth quarter of 2007, the Company changed its method of accounting for inventories for the Company’s U.S. operations from a combination of the use of the first-in, first-out (“FIFO”) and the last-in, first-out (“LIFO”) methods to the FIFO method. The inventories for the Company’s international operations continue to be valued using the FIFO method. The Company believes the change is preferable as the FIFO method better reflects the current value of inventories on the Consolidated Balance Sheet; provides better matching of revenue and expense in the Consolidated Statement of Income; provides uniformity across the Company’s operations with respect to the method for inventory accounting; and enhances comparability with peers. Furthermore, this application of the FIFO method will be consistent with the Company’s accounting of inventories for U.S. income tax purposes.
The change in accounting method from LIFO to FIFO method was completed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections.” The Company applied the change in accounting principle by retrospectively restating prior years’ financial statements. The benefit to operating income from continuing operations for the years ended December 30, 2006 and December 31, 2005 was $9.6 million and $.7 million, respectively. There was no impact to discontinued operations.
If the Company had not changed its policy for accounting for inventory, pre-tax income would have been lower by $1.1 million for the year ended December 29, 2007.
The effect of the change on previously reported consolidated operating results for the year ended December 30, 2006 was as follows:

	As previously
(In millions)	reported	Effect of change	As restated

Assets
Inventories, net	$471.8	$25.1	$496.9
Current deferred and refundable income taxes	95.2	6.2	101.4

Liabilities and shareholders’ equity
Non-current deferred and payable income taxes	$78.5	$15.6	$94.1
Retained earnings	2,139.9	15.7	2,155.6

Discontinued Operations
In 2006, the Company completed the sale of its raised reflective pavement markers business, which was announced in December 2005. The results for this business were accounted for as discontinued operations in the consolidated financial statements for the years presented herein. The divestiture resulted in a tax benefit of $14.9 million due to capital losses arising from the sale of the business and a gain on sale of $1.3 million. Based on the estimated value for this business, management concluded that associated goodwill and intangible assets from the acquisition of this business were impaired, resulting in a pretax charge of $74.4 million in December 2005. This business was previously included in the Pressure-sensitive Materials segment.
Summarized, combined statement of income for discontinued operations:

(In millions)	2006	2005

Net sales	$7.2	$22.8

Loss before taxes	$(1.3)	$(76.9)
Taxes on income	.2	(11.5)

Loss from operations, net of tax	(1.5)	(65.4)
Gain on sale of discontinued operations	1.3	—
Tax benefit from sale	(14.9)	—

Income (loss) from discontinued operations, net of tax	$14.7	$(65.4)

Avery Dennison Corporation
See also Note 11, “Taxes Based on Income.”
Amortization expense on other intangible assets related to discontinued operations was $2 million in 2005.
Summarized, combined balance sheet for discontinued operations (classified as held-for-sale):

(In millions)	2005

Current assets	$3.9

Property, plant and equipment, net	5.1
Other assets	2.9

Total non-current assets (1)	8.0

Current liabilities	2.2

Non-current liabilities	.5

(1)	Included in “Other assets” in the Consolidated Balance Sheet
Reclassification of Shipping and Handling Costs
In 2006, shipping and handling costs, which were previously classified in “Marketing, general and administrative expense” for the Retail Information Services segment, Office and Consumer Products segment, and most businesses included in the other specialty converting businesses, were reclassified to “Cost of products sold” to align the Company’s businesses around a standard accounting policy. Shipping and handling costs, which consist primarily of transportation charges incurred to move finished goods to customers, were approximately $145 million for 2005.
Segment Reporting
The Company’s segments are:
•	Pressure-sensitive Materials — manufactures and sells pressure-sensitive roll label materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and extruded films

•	Retail Information Services — designs, manufactures and sells a wide variety of price marking and brand identification products, including tickets, tags and labels, and related services, supplies and equipment

•	Office and Consumer Products — manufactures and sells a variety of office and consumer products, including labels, binders, dividers, sheet protectors, and writing instruments
In addition to the reportable segments, the Company has other specialty converting businesses comprised of several businesses that produce specialty tapes and highly engineered labels, including radio-frequency identification (“RFID”) inlays and other converted products.
In the second quarter of 2006, the Company transferred its business media division from the Retail Information Services segment into other specialty converting businesses to align with a change in its internal reporting structure. Prior year amounts included herein have been reclassified to conform to the current year presentation.
In 2007, the Pressure-sensitive Materials segment contributed approximately 55% of the Company’s total sales, while the Retail Information Services segment and the Office and Consumer Products segment contributed approximately 19% and 16%, respectively, of the Company’s total sales. The other specialty converting businesses contributed the remaining 10% of the Company’s total sales. International and domestic operations generated approximately 63% and 37%, respectively, of the Company’s total sales in 2007. Refer to Note 12, “Segment Information,” for further detail.
Fiscal Year
The Company’s 2007, 2006 and 2005 fiscal years reflected 52-week periods ending December 29, 2007, December 30, 2006, and December 31, 2005, respectively. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.
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
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying amounts of these assets approximate fair value due to the short maturity of the instruments. Cash paid for interest and income taxes was as follows:

(In millions)	2007	2006	2005

Interest, net of capitalized amounts	$93.6	$52.0	$55.9
Income taxes, net of refunds	106.2	60.4	113.1

Avery Dennison Corporation
In 2007, 2006 and 2005, non-cash activities included accruals for capital expenditures of approximately $14 million, $18 million and $27 million, respectively, due to the timing of payments. In 2005, fixed assets acquired through capital leases totaled approximately $9 million. These assets were sold and leased-back in 2006, under an operating lease. Additionally in 2006, non-cash activities included approximately $11 million in purchases of treasury stock, which were completed in late 2006 but not settled until January 2007.
Accounts Receivable
The Company records trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. In 2007 and 2006, the Company recorded expenses of approximately $19 million and approximately $32 million, respectively, related to the allowances for trade accounts receivable. The Company records these allowances based on estimates related to the following factors:
•	Customer-specific allowances

•	Amounts based upon an aging schedule

•	An estimated amount, based on the Company’s historical experience
No single customer represented 10% or more of the Company’s net sales or trade receivables at year end 2007 and 2006. However, the ten largest customers at year end 2007 represented approximately 17% of trade accounts receivable and consisted of six customers of the Company’s Office and Consumer Products segment, three customers of the Pressure-sensitive Materials segment and one customer of both these segments. The Company does not generally require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis.
Inventories
Inventories are stated at the lower of cost or market value.
Inventories at year end were as follows:

(In millions)	2007	2006

Raw materials	$252.6	$170.5
Work-in-progress	151.5	127.5
Finished goods	304.2	243.2

Inventories at lower of FIFO cost or market (approximates replacement cost)	708.3	541.2
Inventory reserves	(77.3)	(44.3)

Inventories, net	$631.0	$496.9

Property, Plant and Equipment
Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2007	2006

Land	$69.7	$54.8
Buildings and improvements	733.6	626.8
Machinery and equipment	2,278.2	1,959.7
Construction-in-progress	114.4	134.3

Property, plant and equipment	3,195.9	2,775.6
Accumulated depreciation	(1,604.5)	(1,466.2)
Property, plant and equipment, net	$1,591.4	$1,309.4

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

Avery Dennison Corporation
Software
The Company capitalizes software costs in accordance with American Institute of Certified Public Accountants’ Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and these capitalized costs are included in “Other assets” in the Consolidated Balance Sheet. The Company capitalizes internal and external costs that are incurred during the application development stage of the software development, including costs incurred for the design, coding, installation to hardware, testing, and upgrades and enhancements that provide additional functionalities and capabilities to the software and hardware of the chosen path. Internal and external costs during the preliminary project stage are expensed, as well as those costs during the post-implementation and/or operation stage are expensed, including internal and external training costs and maintenance costs.
Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to ten years. Capitalized software costs were as follows:

(In millions)	2007	2006

Cost	$293.1	$259.0
Accumulated amortization	(167.1)	(145.8)

	$126.0	$113.2

Impairment of Long-lived Assets
Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. Historically, changes in market conditions and management strategy have caused the Company to reassess the carrying amount of its long-lived assets. Refer to the Discontinued Operations section of this note, as well as Note 10, “Cost Reduction Actions,” for details of impairment charges recorded in 2007, 2006 and 2005.
Goodwill and Other Intangibles Resulting from Business Acquisitions
Business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets. Other separately identifiable intangibles include trademarks and trade names, patents and other acquired technology, customer relationships and other intangibles.
The Company’s reporting units for the purposes of performing the impairment tests for goodwill and other intangible assets consist of office and consumer products; retail information services; roll materials; graphics and reflective; business media; industrial products; RFID; performance polymers; specialty tapes, performance films; and security printing. For the purposes of performing the required impairment tests, a present value (discounted cash flow) method was used to determine the fair value of the reporting units with goodwill. The Company performed its annual impairment test in the fourth quarter of 2007, with an assessment that no impairment had occurred. Other intangible assets deemed to have an indefinite life are tested for impairment by comparing the fair value of the asset to its carrying amount. In connection with the acquisition of Paxar Corporation (“Paxar”), the Company acquired approximately $30 million of intangible assets, consisting of certain trade names and trademarks, which are not subject to amortization because they have an indefinite useful life. See Note 2, “Acquisitions.”
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

Avery Dennison Corporation
Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency) increased net income by $1.4 million and $1.3 million in 2007 and 2006, respectively, and decreased net income by $2.2 million in 2005. These results exclude the effects of translation of foreign currencies on the Company’s financial statements.
In 2007, the Company had no operations in hyperinflationary economies. In 2006, the only hyperinflationary economy in which the Company operated was the Dominican Republic, in which the Company uses the U.S. dollar as the functional currency. In 2005, the Company’s operations in hyperinflationary economies consisted of the Dominican Republic and Turkey; however, the impact on net income from these operations was not significant.
Financial Instruments
For purposes of this section of Note 1 and Note 5, “Financial Instruments,” the terms “cash flow hedge,” “derivative instrument,” “fair value,” “fair value hedge,” “financial instrument,” “firm commitment,” “ineffective,” and “highly effective” are used as these terms are defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.
The Company enters into certain foreign exchange hedge contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the U.S. The Company enters into certain interest rate contracts to help manage its exposure to interest rate fluctuations. The Company also enters into certain natural gas futures contracts to hedge price fluctuations for a portion of its anticipated domestic purchases. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is generally 12 to 24 months.
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
Revenue Recognition
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, and collection is reasonably assured. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Sales terms are generally f.o.b. (free on board) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which the Company operates, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer’s “normal place of delivery,” because this is when title and risk of loss are transferred. Actual product returns are charged against estimated sales return allowances.
Sales rebates and discounts are common practice in the industries in which the Company operates. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based upon historical experience for similar programs and products. The Company reviews such rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.
Advertising Costs
Advertising costs included in “Marketing, general and administrative expense” were $20.3 million in 2007, $16.2 million in 2006, and $14.1 million in 2005. The Company’s policy is to expense advertising costs as incurred.
Research and Development
Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense was $95.5 million in 2007, $87.9 million in 2006, and $85.4 million in 2005.

Avery Dennison Corporation
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
Product warranty liabilities were as follows:

(In millions)	2007	2006	2005

Balance at beginning of year	$1.9	$2.5	$1.9
Accruals for warranties issued	.8	.7	1.9
Assumed accrued warranty liability (1)	.5	—	—
Payments	(.7)	(1.3)	(1.3)

Balance at end of year	$2.5	$1.9	$2.5

(1)	Related to the Paxar acquisition
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
As of January 1, 2006, the Company elected to use the short-cut method to calculate the historical pool of windfall tax benefits related to employee stock-based compensation awards, in accordance with the provisions of SFAS No. 123(R). In addition, the Company elected to follow the tax ordering laws to determine the sequence in which deductions and net operating loss carryforwards are utilized, as well as the direct-only approach to calculating the amount of windfall or shortfall tax benefits.
Effect of Stock Options on Net Income
Net income for 2007 and 2006 include pretax stock option expense of $15.8 million (including approximately $1 million associated with Paxar converted stock options) and $20.9 million, respectively. These expenses were included in “Marketing, general and administrative expense” and were recorded in corporate expense and the Company’s operating segments, as appropriate. No stock-based compensation cost was capitalized for the years ended December 29, 2007 and December 30, 2006.
The provisions of SFAS No. 123(R) require that stock-based compensation awards granted to retirement-eligible employees be treated as though they were immediately vested; as a result, pretax compensation expense related to stock options granted to retirement-eligible employees (approximately $5 million) was recognized during 2006 and is included in the compensation expense noted above. During 2007, the recognized pretax compensation expense related to stock options granted to retirement-eligible employees was not significant.

Avery Dennison Corporation
The following illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options granted under the Company’s stock option plans during the 2005 fiscal year.

(In millions, except per share amounts)	2005

Net income, as reported	$226.8
Compensation expense, net of tax	(15.7)

Net income, pro forma	$211.1

Net income per share, as reported	$2.27
Net income per share, assuming dilution, as reported	2.26

Pro forma net income per share	$2.11
Pro forma net income per share, assuming dilution	2.10

See also Note 9, “Shareholders’ Equity and Stock-Based Compensation.”
Environmental Expenditures
Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews each reporting period its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a range of the cost of compliance or remediation can be estimated, the best estimate within the range, or if an amount cannot be determined and be the most likely, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. As of December 29, 2007, the Company’s estimated liability associated with compliance and remediation costs was approximately $38 million, including preliminary liabilities related to the acquisition of Paxar. See also Note 2, “Acquisitions.”
In December 2005, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” As a result, the Company recognized a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within the control of the Company. Certain potential obligations have not been included in the Company’s estimate, because the range of time over which the Company may settle the obligation or the method of settlement is unknown or cannot be reasonably estimated. The Company’s estimated liability associated with asset retirement obligations was not significant as of December 29, 2007.
Restructuring and Severance Costs
The Company accounts for restructuring costs including severance and other costs associated with exit or disposal activities following the guidance provided in SFAS No. 112, “Accounting for Postemployment Benefits,” and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” In the U.S., the Company has a severance pay plan (“Pay Plan”), which provides eligible employees with severance payments in the event of an involuntary termination due to qualifying cost reduction actions. Severance pay is calculated by using a severance benefit formula under the Pay Plan. Accordingly, the provisions for such amounts and other related exit costs are recorded when they are probable and estimable as set forth under SFAS No. 112. In the absence of a Pay Plan or established local practices for overseas jurisdictions, liability for severance and other employee-related costs is recognized when the liability is incurred, following the guidance of SFAS No. 146. See also Note 10, “Cost Reduction Actions.”
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
Pursuant to SFAS No. 109, “Accounting for Income Taxes,” when establishing a valuation allowance, the Company considers future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” SFAS No. 109 defines a tax planning strategy as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event the Company determines that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets is charged to earnings in the period in which the Company makes such a determination. The Company has also acquired certain net deferred tax assets with existing valuation allowances. If it is later determined that it is more likely than not that the deferred tax assets will be realized, the Company will release the valuation allowance to current earnings or adjust the purchase price allocation, consistent with the manner of origination.
The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Avery Dennison Corporation
The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time, pursuant to Financial Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN 48 requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured pursuant to FIN 48 and tax position taken or expected to be taken on the tax return. To the extent that the Company’s assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense.
See also Note 11, “Taxes Based on Income.”
Net Income Per Share
Net income per common share amounts were computed as follows:

(In millions, except per share amounts)	2007	2006	2005

(A) Income from continuing operations	$303.5	$358.5	$292.2
(B) Income (loss) from discontinued operations	–	14.7	(65.4)

(C) Net income available to common shareholders	$303.5	$373.2	$226.8

(D) Weighted-average number of common shares outstanding	98.1	99.8	100.1
Dilutive shares (additional common shares issuable under employee stock options, RSUs and restricted stock, contingently issuable shares under an acquisition agreement in 2004 (1), and nonvested shares under employee agreements in 2005 and 2004)
	.8	.6	.4

(E) Weighted-average number of common shares outstanding, assuming dilution	98.9	100.4	100.5

Income from continuing operations per common share (A) ÷ (D)	$3.09	$3.59	$2.92
Income (loss) from discontinued operations per common share (B) ÷ (D)	–	.15	(.65)

Net income per common share (C) ÷ (D)	$3.09	$3.74	$2.27

Income from continuing operations per common share, assuming dilution (A) ÷ (E)	$3.07	$3.57	$2.91
Income (loss) from discontinued operations per common share, assuming dilution (B) ÷ (E)	–	.15	(.65)

Net income per common share, assuming dilution (C) ÷ (E)	$3.07	$3.72	$2.26

(1)	Represents L&E Packaging’s exercise of its true-up right provided under the related acquisition agreement
Certain employee stock options, RSUs, performance share awards, and shares of restricted stock were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Employee stock options, RSUs, performance share awards, and shares of restricted stock excluded from the computation totaled 4.4 million in 2007, 4.6 million in 2006, and 4.6 million in 2005. The amount excluded for fiscal year 2007 and 2006 reflected the impact of additional dilutive shares following the calculation of assumed proceeds under the treasury stock method, as prescribed by SFAS No. 123(R).
Comprehensive Income
Comprehensive income includes net income, foreign currency translation adjustments, net actuarial loss, prior service cost and net transition assets, adjustments related to the implementation of SFAS No. 158, net of tax, and the gains or losses on the effective portion of cash flow and firm commitment hedges, net of tax, that are currently presented as a component of shareholders’ equity. The Company’s total comprehensive income was $438.4 million, $468.9 million and $140.4 million for 2007, 2006 and 2005, respectively.
The components of accumulated other comprehensive income (loss) (net of tax, with the exception of the foreign currency translation adjustment), at December 29, 2007 were as follows:

(In millions)	2007	2006

Foreign currency translation adjustments	$243.1	$137.6
Net actuarial loss, prior service cost and net transition assets, less amortization	(141.5)	(170.8)
Effect of the change in measurement date	–	.1
Net loss on derivative instruments designated as cash flow and firm commitment hedges	(16.8)	(17.0)

Accumulated other comprehensive income (loss)	$84.8	$(50.1)

Avery Dennison Corporation
Cash flow and firm commitment hedging instrument activity in other comprehensive income (loss), net of tax, was as follows:

(In millions)	2007	2006

Beginning accumulated derivative loss	$(17.0)	$(13.9)
Net loss reclassified to earnings	10.5	5.5
Net change in the revaluation of hedging transactions	(10.3)	(8.6)

Ending accumulated derivative loss	$(16.8)	$(17.0)

Business Combinations
The Company accounts for business combinations using the accounting requirements of SFAS No. 141, “Business Combinations.” In accordance with SFAS No. 141, the Company records the assets acquired and liabilities assumed from acquired businesses at fair value, and the Company makes estimates and assumptions to determine such fair values. The Company engages third-party valuation specialists to assist in determining these fair value estimates.
The Company utilizes a variety of assumptions and estimates that are believed to be reasonable in determining fair value for assets acquired and liabilities assumed. These assumptions and estimates include estimated future cash flows, growth rates, current replacement cost for similar capacity for certain assets, market rate assumptions for certain obligations and certain potential costs of compliance with environmental laws related to remediation and cleanup of acquired properties. The Company also utilizes information obtained from management of the acquired businesses and our own historical experience from previous acquisitions.
The Company applies significant assumptions and estimates in determining certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names and related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock option awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. As such, decreases to fair value of assets acquired and liabilities assumed (including cost estimates for certain obligations and liabilities) are recorded as an adjustment to goodwill indefinitely, whereas increases to the estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.
Recent Accounting Requirements
SFAS No. 123(R) and Related Guidance In October 2006, FASB issued Staff Position (“FSP”) No. FAS 123(R)-6, “Amendment of FASB Staff Position FAS 123(R)-1.” This guidance addresses certain technical corrections of SFAS No. 123(R). These corrections include (a) exempting nonpublic companies from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and those expected to vest; (b) revising the computation of the minimum compensation cost that must be recognized to comply with paragraph 142 of SFAS No. 123(R); (c) indicating that at the date that awards are no longer probable of vesting, any previously recognized compensation cost should be reversed; and (d) amending the definition of short-term inducement to exclude an offer to settle an award. This FSP is applicable in the first reporting period beginning after October 20, 2006. The adoption of this guidance has not had a significant impact on the Company’s financial results of operations and financial position.
In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of the reissued SFAS No. 123(R), “Share-Based Payment,” to the beginning of the first annual reporting period beginning after June 15, 2005. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The Company adopted the recognition provisions of this Statement in January 2006 and followed the guidance under modified prospective application. See Note 9, “Shareholders’ Equity,” for further discussion.
Other Requirements
In December 2007, the FASB issued FAS No. 141(R), “Business Combinations.” This Statement replaces SFAS No. 141, “Business Combinations,” and defines the acquirer as the entity that obtains control of one or more business in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This Statement’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. This Statement applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of this Statement on the Company’s financial results of operations and financial position.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FAS 115 (February 2007).” This Statement details the disclosures required for items measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt this Statement when applicable. The Company is currently evaluating the impact of this Statement on the Company’s financial results of operations and financial position.

Avery Dennison Corporation
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires (a) the recognition of funded status of a defined benefit postretirement plan in the statement of financial position and changes in the funded status through comprehensive income; (b) as a component of other comprehensive income, the recognition of actuarial gains and losses and the prior service costs and credits (net of tax) that arise during the period, but are not recognized in the income statement; (c) measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position; and (d) disclosure of additional information about certain effects on net periodic benefit cost for the next fiscal year, that arise from delayed recognition of the gains and losses, prior service costs or credits, and transition assets or obligations. The provisions of this Statement are effective as of the end of fiscal years ending after December 15, 2006, except for the requirement to measure plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position, which is effective for fiscal years ending after December 15, 2008. The Company has adopted all provisions of SFAS No. 158, including changing the measurement date of the majority of the U.S. plans to coincide with the fiscal year end. The adoption of SFAS No. 158 has reduced total shareholders’ equity by approximately $57 million, net of tax, in 2006. The adoption of SFAS No. 158 did not affect the Company’s financial results of operations as of December 30, 2006.
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
In September 2006, the FASB issued FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP prohibits the use of the accrue-in-advance method of accounting and directs that entities shall apply the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in this FSP is effective for fiscal years beginning after December 15, 2006. The adoption of this guidance did not have a significant impact on the Company’s financial results of operations and financial position.
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
In July 2006, the FASB issued FIN 48, which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the Company adopted this Interpretation in 2007. Upon adoption of FIN 48, the Company recognized a decrease of $2.9 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the beginning balance of retained earnings. See Note 11, “Taxes Based on Income,” for further discussion.
In March 2006, the consensus of Emerging Issues Task Force Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation),” was published. The scope of this Issue includes any tax assessed by a government authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value-added, and some excise taxes. The consensuses of this Issue should be applied for interim and annual reporting periods beginning after December 15, 2006. The adoption of this Issue has not had a significant impact on the Company’s financial results of operations, because the Company does not generally recognize taxes collected from customers and remitted to governmental authorities in the Company’s financial results of operations.
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
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for fiscal year 2006. Beginning in the fourth quarter of 2007, the Company changed its method of accounting for inventories for the Company’s U.S. operations from a combination of the use of FIFO and LIFO methods to the FIFO method. The Company applied this change in accounting principle by retrospectively restating prior years’ financial statements. In 2006, the Company changed its accounting treatment for shipping and handling costs as described in the Shipping and Handling Costs section of this note, and retrospectively applied this change by reclassifying shipping and handling costs for previously reported financial statements for comparability to the current period as required by SFAS No. 154. The provisions of SFAS No. 154 were not applicable to the adoption of SFAS No. 123(R) and SFAS No. 158, since there are specific transition provisions within those Statements.
Related Party Transactions
From time to time, the Company enters into transactions in the normal course of business with related parties. Management believes that such transactions are at arm’s length and for terms that would have been obtained from unaffiliated third parties.
One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and a director of MC Insurance Services, Inc. (“MC”), Mullin Insurance Services, Inc. (“MINC”), and PWM Insurance Services, Inc. (“PWM”), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the majority stockholder of MC, MINC and PWM (collectively referred to as the “Mullin Companies”). The Company paid premiums to insurance carriers for life insurance placed by the Mullin Companies in connection with various of the Company’s employee benefit plans. The Mullin Companies have advised the Company that they earned commissions from such insurance carriers for the placement and renewal of this insurance. Approximately 50% of these commissions were allocated to and used by MullinTBG Insurance Agency Services, LLC (an affiliate of MC) to administer benefit plans and provide benefit statements to participants under various of the Company’s employee benefit plans. The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which the Company placed through the Mullin Companies, are issued by insurance carriers that participate in reinsurance agreements entered into between these insurance carriers and M Life Insurance Company (“M Life”), a wholly-owned subsidiary of MFH. Reinsurance returns earned by M Life are determined annually by the insurance carriers and can be negative or positive, depending upon the results of M Life’s aggregate reinsurance pool, which consists of the insured lives reinsured by M Life. The Mullin Companies have advised the Company that they participated in net reinsurance gains of M Life. In addition, the Mullin Companies have advised the Company that they also participated in net reinsurance gains of M Life that are subject to risk of forfeiture. None of these transactions were significant to the financial position or financial results of operations of the Company.
Summary of Related Party Activity:

(In millions)	2007	2006	2005

Mullin Companies commissions on the Company’s insurance premiums	$.4	$.5	$.9
Mr. Mullin’s direct & indirect interest in these commissions	.3	.4	.7

Mullin Companies reinsurance gains (without risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	.2	.3	.2
Mr. Mullin’s direct & indirect interest in reinsurance gains (without risk of forfeiture)	.1	.2	.1

Mullin Companies reinsurance gains (subject to risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	.8	.6	1.5
Mr. Mullin’s direct & indirect interest in reinsurance gains (subject to risk of forfeiture)	.5	.4	1.1

Avery Dennison Corporation
NOTE 2. ACQUISITIONS
On June 15, 2007, the Company completed the acquisition of Paxar Corporation (“Paxar”), a global leader in retail tag, ticketing, and branding systems. In accordance with the terms of the acquisition agreement, each outstanding share of Paxar common stock, par value $0.10 was converted into the right to receive $30.50 in cash. At June 15, 2007, outstanding options to purchase Paxar Common Stock, shares of Paxar restricted stock and Paxar performance share awards were converted into weight-adjusted options to purchase the Company’s common stock, shares of the Company’s restricted stock and, at the Company’s election, shares of the Company’s restricted stock or the Company’s restricted stock units, respectively. The occurrence of certain circumstances resulted in the accelerated vesting of certain of these equity awards.
The Paxar operations are included in the Company’s Retail Information Services segment. The combination of the Paxar business into the Retail Information Services segment increases the Company’s presence in the expanding and fragmented retail information and brand identification market, combines complementary strengths and broadens the range of the Company’s product and service capabilities, improves the Company’s ability to meet customer demands for product innovation and improved quality of service, and facilitates expansion into new product and geographic segments. The integration of the acquisition into the Company’s operations is also expected to result in significant cost synergies.
Preliminary Purchase Price Allocation
The total purchase price was approximately $1.3 billion for the outstanding shares of Paxar, including transaction costs of approximately $15 million. The acquisition was initially funded by commercial paper borrowings, supported by a bridge revolving credit facility (see Note 4, “Debt,” and Note 14, “Subsequent Events”).
In accordance with SFAS No. 141, “Business Combinations,” the preliminary balance sheet allocation of the purchase price as of December 29, 2007 has been made and recorded in the Consolidated Financial Statements. The preliminary allocation of the purchase price was primarily based on preliminary third-party valuations of the acquired assets; however, ongoing assessments of the fair value of certain assets and obligations are expected to impact the allocation of the purchase price, including obligations resulting from additional restructuring and integration actions, potential environmental liabilities and tax assets and/or liabilities.
The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition, as reflected in the Consolidated Balance Sheet at December 29, 2007.

(In millions)	June 15, 2007

Current assets (including cash and cash equivalents of approximately $47 million)	$350.8
Property, plant, and equipment, net	253.1
Other assets	1.5
Intangible assets	233.8
Goodwill	931.3

Total assets acquired	$1,770.5

Current liabilities	205.8
Other long-term liabilities	207.4
Other equity	24.2

Total liabilities and other equity	$437.4

Net assets acquired	$1,333.1

The Company assumed liabilities of approximately $413 million, including accounts payable and other current and long-term liabilities. Included in this amount is approximately $5 million of long-term debt, which remains outstanding at December 29, 2007. In addition, the Company has assumed additional standby letters of credit of $7.3 million.
The excess of the cost-basis over the fair value of the net tangible assets acquired is currently estimated to be approximately $1.2 billion, including goodwill of approximately $931 million and identified intangible assets of approximately $234 million, which includes amortizable and non-amortizable intangible assets.
Identifiable intangible assets consist of customer relationships, patents and other acquired technology and other intangibles. These acquired amortizable intangible assets have a preliminary estimated weighted-average useful life of nine years. These intangible assets include approximately $176 million for customer relationships with a weighted-average useful life of ten years; approximately $24 million for patent and other acquired technology with a weighted-average useful life of eight years; and approximately $4 million for other intangibles with a weighted-average useful life of ten years. Furthermore, approximately $30 million of the acquired intangible assets related to trade names and trademarks are not subject to amortization because they have an indefinite useful life.
The goodwill from this acquisition is not expected to be deductible for U.S. tax purposes. Refer also to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions.”
There were no in-progress research and development assets acquired as a result of the acquisition.

Avery Dennison Corporation
Integration Actions
As a result of the Paxar acquisition, the Company identified certain liabilities and other costs of approximately $28 million for restructuring actions which were recorded as part of the Company’s preliminary purchase price allocation. Included in this amount are $18 million of severance costs for involuntary terminations of approximately 855 employees of Paxar, lease cancellation costs of $2.5 million, and other related costs of $.5 million. In addition, the Company recognized additional purchase price adjustments by reducing the fair value for certain acquired property, plant and equipment by $6.7 million. Severance costs are included in “Other accrued liabilities” in the Consolidated Balance Sheet. Severance and related costs represent cash paid or to be paid to employees terminated under these actions.

Purchase Price
(In millions)	Adjustments

Severance and other employee costs
Accrual at June 30, 2007	$2.0
Accrual at September 29, 2007	4.7
Accrual at December 29, 2007	11.3

Total Accruals	18.0
2007 Settlements	(5.8)

Balance at December 29, 2007	$12.2

Asset Impairment
Machinery and Equipment	$6.7

Other
Lease cancellation	2.5
Other	.5

$9.7

The Company continues to integrate Paxar and additional liabilities for exit activities and integration costs may be recorded in the future as a result of the finalization of these integration efforts.
Included in the assumed current liabilities were accrued restructuring costs related to Paxar’s pre-acquisition restructuring program. At December 29, 2007, approximately $4 million remained accrued in connection with this program.
Other
In connection with this acquisition, certain change-in-control provisions provided that approximately $27 million was to be paid to certain key executives of Paxar. This amount includes severance, bonuses, accelerated vesting of stock options, performance share awards, restricted stock, and other items. In connection with these items, approximately $1 million remained accrued in “Other accrued liabilities” in the Consolidated Balance Sheet at December 29, 2007. New employment agreements for certain key executives retained by the Company provided for approximately $8 million to be accrued over their requisite service periods. Approximately $5 million of these costs were recorded in the Consolidated Statement of Income during the year ended December 29, 2007.
Included in the assumed long-term liabilities was a postretirement benefit plan obligation totaling approximately $11 million for certain retired executives of Paxar. Since the date of the acquisition, the Company contributed $.5 million to this plan.
Other equity includes the total amount related to converted Paxar stock options and performance share awards of approximately $24 million. This total includes amounts related to converted but unvested stock options and performance share awards (approximately $5 million), which will be recognized in the Company’s operating results over the remaining vesting periods of these equity awards. Refer to Note 9, “Shareholders’ Equity and Stock-Based Compensation,” for further information.
Refer to Note 11, “Taxes Based on Income,” for information on the tax-related impact of the acquisition.
Pro Forma Results of Operations
The following table represents the unaudited pro forma results of operations for the Company as though the acquisition of Paxar had occurred at the beginning of 2006. The pro forma results include estimated interest expense associated with commercial paper borrowings to fund the acquisition; amortization of intangible assets that have been acquired; adjustment to income tax provision using the worldwide combined effective tax rates of both the Company and Paxar; elimination of intercompany sales and profit in inventory; fair value adjustments to inventory; and additional depreciation resulting from fair value amounts allocated to real and personal property over the

Avery Dennison Corporation
estimated useful lives. The pro forma results of operations have been prepared based on the preliminary allocation of the purchase price and are expected to be adjusted as a result of the finalization of the purchase price allocation. This pro forma information is for comparison purposes only, and is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of 2006, nor is it necessarily indicative of future results.

(In millions, except per share amounts)	2007(1)	2006(2)

Net sales	$6,722.3	$6,442.1

Net income from continuing operations	278.9	333.1

Net income per common share from continuing operations	2.84	3.34

Net income per common share from continuing operations, assuming dilution	2.82	3.31

(1)	The pro forma results of operations for fiscal year 2007 include the Company’s restructuring costs and other charges discussed in Note 12, “Segment Information.”

(2)	The pro forma results of operations for fiscal year 2006 include the impact of Paxar’s gain on a lawsuit settlement of $39.4, partially offset by restructuring costs and other charges of $10, as well as the Company’s restructuring costs and other charges discussed in Note 12, “Segment Information.”
Prior to the acquisition, the Company sold certain roll materials products to Paxar. The Company’s net sales to Paxar prior to the acquisition were approximately $8 million and approximately $15 million during 2007 and 2006, respectively.
Other Acquisitions
In September 2006, the Company completed the acquisition of a small company for approximately $13 million. Goodwill and intangibles resulting from this business acquisition were approximately $10 million and $2 million, respectively. The goodwill from this acquisition is not expected to be deductible for U.S. tax purposes. These amounts of goodwill and intangibles do not include acquisition adjustments in the subsequent years following acquisition. Acquisitions during 2006 were not significant to the consolidated financial position of the Company. Pro forma results for acquisitions in 2006 are not presented, as the acquired business did not have a significant impact on the Company’s results of operations for the year ended December 30, 2006.
NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS
Changes in the net carrying amount of goodwill from continuing operations for 2007 and 2006, by reportable segment, are as follows:

				Other
	Pressure-	Retail	Office and	specialty
	sensitive	Information	Consumer	converting
(In millions)	Materials	Services	Products	businesses	Total

Balance as of December 31, 2005	$313.6	$201.3	$157.9	$.3	$673.1
Transfer of business (1)	—	(3.1)	—	3.1	—
Goodwill acquired during the period	—	—	—	10.4	10.4
Acquisition adjustments(2)	—	.3	—	—	.3
Translation adjustments	18.8	2.0	11.2	.1	32.1

Balance as of December 30, 2006	332.4	200.5	169.1	13.9	715.9
Goodwill acquired during the period(3)	—	935.7	—	—	935.7
Acquisition adjustments(4)	—	(.5)	—	—	(.5)
Translation adjustments	21.6	2.0	8.5	0.1	32.2

Balance as of December 29, 2007	$354.0	$1,137.7	$177.6	$14.0	$1,683.3

(1)	Refers to the transfer of the business media division from Retail Information Services to other specialty converting businesses to align with a change in the Company’s internal reporting structure.

(2)	Acquisition adjustments in 2006 consisted of a purchase price allocation of a small acquisition in 2005.

(3)	Goodwill acquired during the period related to the Paxar acquisition in June 2007, as well as buy-outs of minority interest shareholders associated with certain subsidiaries of RVL Packaging, Inc. and Paxar.

(4)	Acquisition adjustments in 2007 consisted of a tax adjustment associated with RVL Packaging, Inc.
Goodwill and other intangible assets and related useful lives include the preliminary allocation of the purchase price of Paxar, based on preliminary third-party valuations of the acquired assets; as such, the balances may change as a result of the finalization of the purchase price allocation. Refer to Note 2, “Acquisitions,” for further information.
In connection with the Paxar acquisition, the Company acquired approximately $30 million of intangible assets, consisting of certain trade names and trademarks, which are not subject to amortization because they have an indefinite useful life. These intangible assets were not included in the table below.

Avery Dennison Corporation
The following table sets forth the Company’s other intangible assets resulting from business acquisitions at December 29, 2007 and December 30, 2006, which continue to be amortized:

	2007			2006
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortizable other intangible assets:
Customer relationships	$276.1	$41.8	$234.3	$93.0	$25.1	$67.9
Patents and other acquired technology	52.4	14.1	38.3	28.3	11.0	17.3
Trade names and trademarks	46.2	38.6	7.6	43.2	33.6	9.6
Other intangibles	8.6	4.6	4.0	4.8	4.1	.7

Total	$383.3	$99.1	$284.2	$169.3	$73.8	$95.5

Amortization expense on other intangible assets resulting from business acquisitions was $19.9 million for 2007, $11.1 million for 2006, and $12 million for 2005. Based on current information, including the preliminary assessment for Paxar, estimated amortization expense for other intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be approximately $29 million per year.
The weighted-average amortization periods from the date of acquisition for amortizable intangible assets resulting from business acquisitions are fourteen years for customer relationships, eleven years for trade names and trademarks, thirteen years for patents and other acquired technology, eight years for other intangibles and fourteen years in total. As of December 29, 2007, the weighted-average remaining useful life of acquired amortizable intangible assets are eleven years for customer relationships, five years for trade names and trademarks, nine years for patents and other acquired technology, five years for other intangibles and ten years in total.
NOTE 4. DEBT
Long-term debt and its respective weighted-average interest rates at December 29, 2007 consisted of the following:

(In millions)	2007	2006

Medium-term notes
Series 1995 at 7.5% — due 2015 through 2025	$50.0	$50.0
Series 1997 at 6.6% — due 2007	—	60.0
Series 1998 at 5.9% — due 2008	50.0	50.0
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2033 at 6.0%	150.0	150.0
Senior notes due 2007 at a floating rate of 5.6%	—	150.0
Senior notes due 2017 at 6.6%	248.9	—
Senior notes due 2020 at 7.9%	440.0	—
Other long-term borrowings	6.6	2.1
Less amount classified as current	(50.5)	(210.5)

	$1,145.0	$501.6

The Company’s medium-term notes have maturities from 2008 through 2025 and accrue interest at fixed rates.
Maturities of long-term debt during the years 2008 through 2011 are $50.5 million (classified as current), $.5 million, $.5 million and $5.1 million, respectively, with $1,138.9 million maturing in 2013 and thereafter.
In November 2007, the Company issued $400 million of 7.875% Corporate HiMEDS units, a mandatory convertible debt issue. An additional $40 million of HiMEDS units were issued in December 2007 as a result of the exercise of the overallotment allocation from the initial issuance. Each HiMEDS unit is comprised of two components — a purchase contract obligating the holder to purchase from the Company a certain number of shares in 2010 ranging from approximately 6.8 million to approximately 8.6 million shares (depending on the stock price at that time) and a senior note due in 2020. The net proceeds from the offering were approximately $427 million, which were used to reduce commercial paper borrowings initially used to finance the Paxar acquisition.
In September 2007, a subsidiary of the Company issued $250 million 10-year senior notes (guaranteed by the Company) bearing interest at a rate of 6.625% per year, due October 2017. The net proceeds from the offering were approximately $247 million and were used to pay down current long-term debt maturities of $150 million and reduce commercial paper borrowings of $97 million initially used to finance the Paxar acquisition.

Avery Dennison Corporation
In August 2007, the Company amended its existing revolving credit agreement, increasing commitments from $525 million to $1 billion and extending the maturity to August 2012. Commitments were provided by twelve domestic and foreign banks. Financing available under the agreement will be used as a commercial paper back-up facility and is also available to finance other corporate requirements, including acquisitions.
In June 2007, the Company entered into a bridge revolving credit facility (the “Credit Facility”) with five domestic and foreign banks for a total commitment of $1.35 billion, expiring June 11, 2008, for terms which are generally similar to existing credit facilities. Financing available under this agreement is permitted to be used for working capital, commercial paper back-up and other general corporate purposes, including acquisitions. As of December 29, 2007, the outstanding commitment was $715 million. The Company used the Credit Facility to support commercial paper borrowings totaling approximately $1.3 billion to initially fund the Paxar acquisition, discussed in detail in Note 2, “Acquisitions.” Such commercial paper borrowings are included in “Short-term and current portion of long-term debt” in the Consolidated Balance Sheet.
The Credit Facility and the revolving credit agreement are subject to customary financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio, with which the Company is in compliance.
In connection with the Paxar acquisition, the Company has assumed additional debt of approximately $5 million, which remains outstanding at December 29, 2007.
In the fourth quarter of 2007, the Company filed a shelf registration statement with the SEC to permit the issuance of debt and equity securities. Proceeds from the shelf offering may be used for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and acquisitions. This shelf registration replaced the shelf registration statement filed in 2004. The HiMEDS units discussed above were issued under this registration statement.
Short-term variable rate commercial paper borrowings were $990.2 million at December 29, 2007 (weighted-average interest rate of 5.2%) and $154.4 million at December 30, 2006 (weighted-average interest rate of 5.0%). The change in outstanding commercial paper was primarily due to the Paxar acquisition and share repurchases, partially offset by positive cash flow from operations.
At December 29, 2007, the Company had $70.1 million of borrowings outstanding under foreign short-term lines of credit with a weighted-average interest rate of 10.6%.
The Company has a 364-day revolving credit facility in which a foreign bank provides the Company up to Euro 40 million ($57.5 million) in borrowings through July 31, 2008. The Company may annually extend the revolving period and due date with the approval of the bank. Financing under this agreement is used to finance cash requirements of the Company’s European operations. There was no debt outstanding under this agreement as of December 29, 2007 and $26.3 million outstanding as of December 30, 2006.
Uncommitted lines of credit were $448.2 million at year end 2007. The Company’s uncommitted lines of credit have no commitment expiration date, and may be cancelled at any time by the Company or the banks.
At December 29, 2007, the Company had available short-term financing arrangements totaling $435.6 million.
Commitment fees relating to the financing arrangements are not significant.
The Company’s total interest costs in 2007, 2006 and 2005 were $111.1 million, $60.5 million, and $62.8 million, respectively, of which $5.9 million, $5 million, and $4.9 million, respectively, were capitalized as part of the cost of assets.
The terms of various loan agreements in effect at year end require that the Company maintain specified ratios on debt and interest expense in relation to certain measures of income. Under the loan agreements, the ratio of debt to earnings before interest, taxes, depreciation and amortization may not exceed 3.5 to 1.0. The Company’s ratio at year end 2007 was 3.2 to 1.0. Earnings before interest and taxes, as a ratio to interest, may not be less than 3.5 to 1.0. The Company’s ratio at year end 2007 was 4.6 to 1.0.
The fair value of the Company’s debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 2007 and 2006, the fair value of the Company’s total debt, including short-term borrowings, was $2,250.7 million and $963 million, respectively.
The Company had standby letters of credit outstanding of $80.9 million (including standby letters of credit assumed from Paxar of $7.3 million) and $77.1 million at the end of 2007 and 2006, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.
Refer to Note 14, “Subsequent Events,” for further information.

Avery Dennison Corporation
NOTE 5. FINANCIAL INSTRUMENTS
The aggregate reclassification from other comprehensive income to earnings for settlement or ineffectiveness of hedge activity was a net loss of $10.5 million and $5.5 million during 2007 and 2006, respectively. Included in the 2007 reclassification from other comprehensive income to earnings was a net loss of $4.8 million related to certain cash flow hedges that were ineffective, which was included in “Other expense, net” in the Consolidated Statement of Income. The effect of the settlement of currency hedges included in this reclassification is offset by the currency impact of the underlying hedged activity. A net loss of approximately $3.9 million is expected to be reclassified from other comprehensive income to earnings within the next 12 months.
In June 2007 and August 2007, the Company entered into certain interest rate option contracts to hedge its exposure related to interest rate increases in connection with anticipated long-term debt issuances. Such debt issuances were intended to replace short-term borrowings initially used to finance the Paxar acquisition, as well as pay down current long-term debt maturities. In connection with these transactions, the Company paid $11.5 million as option premiums, of which $4.8 million was recognized during the year as a cash flow hedge loss in the Consolidated Statement of Income and $6.7 million is being amortized over the life of the related forecasted hedged transactions.
The carrying value of the foreign exchange forward and natural gas futures contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net liability of $1.4 million and $4.9 million at December 2007 and December 2006, respectively.
The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net asset of $.2 million and $.1 million at December 2007 and December 2006, respectively. The carrying value of the foreign exchange option contracts approximated the fair market value.
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
NOTE 6. PENSIONS AND OTHER POSTRETIREMENT BENEFITS
Defined Benefit Plans
The Company sponsors a number of defined benefit plans (the “Plan”) covering substantially all U.S. employees, employees in certain other countries and non-employee directors. It is the Company’s policy to make contributions to the Plan that are sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, that management determines to be appropriate. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan. While the Company has not expressed any intent to terminate the Plan, the Company may do so at any time.
Plan Assets
Assets of the Company’s U.S. plans are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value, and both small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S. is 75% in equity securities and 25% in fixed income securities, subject to periodic fluctuations in the respective asset classes above. The Plan assets include investments in the Company’s stock, which totaled approximately 630,000 shares as of December 29, 2007 and December 30, 2006. This amount, however, does not include any shares that may be held in index or other equity funds.
Assets of the Company’s international plans are invested in accordance with local accepted practice, with asset allocations and investments varying by country and plan. Investments utilized by the various plans include equity securities, fixed income securities, real estate and insurance contracts.
The weighted-average asset allocations for the Company’s pension plans at year end 2007 and 2006, by asset category are as follows:

	2007		2006

	U.S.	Int’l	U.S.	Int’l

Equity securities	74%	55%	80%	57%
Fixed income securities	26	35	20	33
Real estate and insurance contracts	—	10	—	10

Total	100%	100%	100%	100%

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

Avery Dennison Corporation
Adoption of SFAS No. 158
In the fourth quarter of 2006, the Company adopted the following provisions of SFAS No. 158:
a)	Recognition of the funded status of the Company’s defined benefit and postretirement benefit plans (with a corresponding reversal of additional minimum pension liability (“AML”) under SFAS No. 87);
b)	Recognition as a component of accumulated other comprehensive income, net of tax, the gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS Nos. 87 and 106;
c)	Measurement of the defined benefit plan assets and obligations as of the Company’s fiscal year end; and
d)	Disclosure of additional information about the effects of the amortization of gains or losses, prior service costs or credits, and transition assets or obligations (remaining from the initial application of SFAS Nos. 87 and 106) on net periodic benefit cost for the next fiscal year.
The above recognition and disclosure provisions are discussed in detail below.
Measurement Date
In accordance with the measurement date provisions of SFAS No. 158, the Company changed its measurement date beginning in 2006 for the majority of its U.S. plans from a November 30 measurement date to the Company’s fiscal year end, which was December 30 for 2006. The plan assets and benefit obligations were remeasured by recognizing the revised net periodic benefit cost prorated from November 30, 2006 to December 30, 2006. The impact of such remeasurement ($.7 million) affected the Company’s retained earnings and accumulated other comprehensive loss in 2006.
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
Healthcare Cost Trend Rate
For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2008. This rate is expected to decrease to approximately 5% by 2011.
A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-	One-percentage-
(In millions)	point increase	point decrease

Effect on total of service and interest cost components	$.01	$(.01)
Effect on postretirement benefit obligation	.89	(1.05)

Plan Balance Sheet Reconciliations
The following provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive income:

Avery Dennison Corporation
Plan Benefit Obligations

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2007		2006		2007	2006
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$557.2	$507.2	$513.7	$415.7	$32.9	$34.1
Service cost	18.5	14.3	19.2	13.3	1.0	.9
Interest cost	34.1	24.1	29.7	19.6	1.6	1.7
Participant contribution	—	3.4	—	3.1	—	—
Amendments	—	(.5)	—	—	—	—
Actuarial (gain) loss	(9.9)	(44.0)	24.2	13.9	(.1)	(.4)
Plan transfer (1)	3.9		3.5	—	—	—
Benefits paid	(34.1)	(19.7)	(33.1)	(15.1)	(6.0)	(3.3)
Special termination benefits	—	—	—	.1	—	—
Net transfer in (2)	12.0	—	—	8.5	.3	—
Pension curtailment	—	—	—	(1.8)	—	—
Foreign currency translation	—	30.9	—	49.9	—	—

Projected benefit obligation at end of year	$581.7	$515.7	$557.2	$507.2	$29.7	$33.0

Accumulated benefit obligation at end of year	$551.5	$476.0	$523.6	$475.8

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents certain retirement plans assumed from Paxar in 2007 and valuation of additional pension plans in 2006.
Plan Assets

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2007		2006		2007	2006
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in plan assets:
Fair value of plan assets at beginning of year	$601.9	$416.0	$520.7	$330.8	$—	$—
Actual return on plan assets	26.0	17.7	83.3	48.6	—	—
Plan transfer (1)	3.9	—	3.5	—	—	—
Employer contribution	3.4	15.4	27.5	7.9	6.0	3.3
Participant contribution	—	3.4	—	3.1	—	—
Benefits paid	(34.1)	(19.7)	(33.1)	(15.1)	(6.0)	(3.3)
Net transfer in(2)	—	1.2	—	.4	—	—
Foreign currency translation	—	27.6	—	40.3	—	—

Fair value of plan assets at end of year	$601.1	$461.6	$601.9	$416.0	$—	$—

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents valuation of additional pension plans.
Funded Status

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2007		2006		2007	2006
(In millions)	U.S.	Int’l	U.S.	Int’l

Funded status of the plans:
Noncurrent assets	$81.5	$32.7	$88.6	$21.3	$—	$—
Current liabilities	(3.6)	(2.8)	(2.5)	(2.6)	(3.1)	(3.2)
Noncurrent liabilities	(58.5)	(84.0)	(41.4)	(109.9)	(26.6)	(29.8)

Plan assets in excess of (less than) benefit obligation	$19.4	$(54.1)	$44.7	$(91.2)	$(29.7)	$(33.0)

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2007		2006		2005		2007	2006	2005
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining year end obligations:
Discount rate	6.55%	5.53%	5.90%	4.67%	5.75%	4.49%	6.30%	5.75%	5.50%
Rate of increase in future compensation levels	3.59	2.66	3.59	2.90	3.59	2.79	—	—	—

Avery Dennison Corporation
The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets for both the U.S. and international plans were $634.3 million and $485.8 million, respectively, at year end 2007 and $627.6 million and $471.1 million, respectively, at year end 2006.
The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for the U.S. and international plans were $597.6 million and $467.7 million, respectively, at year end 2007 and $298.2 million and $160.9 million, respectively, at year end 2006.
The amount in non-current pension assets represents the net assets of the Company’s overfunded plans, which consist of one U.S. plan and several international plans. The amounts in current and non-current pension liabilities represent the net obligation of the Company’s underfunded plans, which consist of several U.S. and international plans.
Accumulated Other Comprehensive Income (“AOCI”)
The pretax amounts recognized in “Accumulated other comprehensive income (loss)” in the Company’s balance sheet after the adoption of SFAS No. 158 consist of:

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2007		2006		2007	2006
(In millions)	U.S.	Int’l	U.S.	Int’l

Net actuarial loss	$106.7	$78.8	$103.4	$120.3	$21.0	$21.8
Prior service cost (credit)	6.6	5.4	8.5	6.1	(22.5)	(24.0)
Net transition obligation (asset)	—	(2.4)	—	(3.3)	—	—

Net amount recognized in AOCI	$113.3	$81.8	$111.9	$123.1	$(1.5)	$(2.2)

The after-tax amounts and reconciliation of AOCI components as of December 29, 2007 are as follows:

					U.S. Postretirement
	Pension Benefits				Health Benefits
	Before-Tax	Before-Tax
	Amounts	Amounts		Net-of-Tax	Before-Tax		Net-of-Tax
(In millions)	U.S.	Int’l	Tax Effect	Amount	Amount	Tax Effect	Amount

AOCI at December 30, 2006	$111.9	$123.1	$(63.0)	$172.0	$(2.2)	$.9	$(1.3)
Less: amortization	(11.5)	(7.6)	6.7	(12.4)	.7	(.3)	.4

Net AOCI	100.4	115.5	(56.3)	159.6	(1.5)	.6	(.9)
Net transfer in (1)	2.5	—	(.9)	1.6	(.2)	.1	(.1)
Net actuarial loss (gain) (2)	10.4	(33.2)	4.4	(18.4)	.2	(.1)	.1
Prior service cost (credit)	—	(.5)	.1	(.4)	—	—	—

AOCI at December 29, 2007	$113.3	$81.8	$(52.7)	$142.4	$(1.5)	$.6	$(.9)

(1)	Net transfer in represents certain retirement plans assumed from Paxar in 2007.

(2)	Net of foreign currency translation of $4.2.
Plan Income Statement Reconciliations
The following table sets forth the components of net periodic benefit cost (income):

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2007		2006		2005		2007	2006	2005
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Components of net periodic benefit cost (income):
Service cost	$18.5	$14.4	$19.2	$13.3	$19.3	$11.5	$1.0	$.9	$1.7
Interest cost	34.1	24.1	29.7	19.6	27.6	18.7	1.6	1.7	2.5
Expected return on plan assets	(48.9)	(24.4)	(46.8)	(19.9)	(44.0)	(20.9)	—	—	—
Recognized net actuarial loss	9.6	8.0	8.0	6.6	5.2	3.7	1.3	1.4	1.6
Amortization of prior service cost	1.9	.7	1.9	.6	1.9	.6	(2.0)	(1.9)	(.9)
Amortization of transition obligation (asset)	—	(1.1)	—	(1.3)	(.3)	(1.3)	—	—	—
Special termination benefit recognized	—	—	—	.1	—	—	—	—	—
Recognized gain on curtailment and settlement of obligation (1)	—	—	—	(1.9)	—	(.1)	—	—	—

Net periodic benefit cost	$15.2	$21.7	$12.0	$17.1	$9.7	$12.2	$1.9	$2.1	$4.9

(1)	Recognized gain in 2006 relates to the divestiture of the Company’s filing business in Europe.

Avery Dennison Corporation

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2007		2006		2005		2007	2006	2005
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining net periodic cost:
Discount rate	5.90%	4.67%	5.75%	4.49%	6.00%	4.91%	5.75%	5.50%	5.75%
Expected long-term rate of return on plan assets	8.75	6.30	8.75	5.77	8.75	6.32	—	—	—
Rate of increase in future compensation levels	3.59	2.90	3.59	2.79	3.61	2.68	—	—	—

Plan Contributions
In 2008, the Company expects to contribute a minimum of $3.7 million and $16.6 million to its U.S. pension plans and international pension plans, respectively, and approximately $3.2 million to its postretirement benefit plan.
Future Benefit Payments
Benefit payments, which reflect expected future service, are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits
(In millions)	U.S.	Int’l

2008	$35.1	$18.4	$3.2
2009	36.0	19.6	2.9
2010	36.7	23.1	2.9
2011	37.4	22.6	2.7
2012	38.0	24.3	2.6
2013-2017	198.7	146.9	12.6

Estimated Amortization Amounts in Accumulated Other Comprehensive Income
The Company’s estimates of fiscal year 2008 amortization of amounts included in accumulated other comprehensive income are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits
	2007		2007
(In millions)	U.S.	Int’l

Net actuarial loss	$5.5	$3.7	$1.4
Prior service cost (credit)	1.1	.6	(2.0)
Net transition obligation (asset)	—	(.6)	—

Net amount to be recognized	$6.6	$3.7	$(.6)

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
ESOP expense is accounted for under the cost of shares allocated method. Net ESOP expense for 2007, 2006 and 2005 was $.2 million, $.4 million, and $1.2 million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $2.4 million, $2.5 million, and $1.7 million in 2007, 2006 and 2005, respectively.
Interest costs incurred by the ESOP for 2007, 2006 and 2005 were $.6 million, $.7 million, and $.6 million, respectively. Dividends on unallocated ESOP shares used for debt service were $.7 million, $.9 million, and $1.1 million for 2007, 2006 and 2005, respectively.
The cost of shares allocated to the ESOP for 2007, 2006 and 2005 was $2.1 million, $2.2 million, and $2.3 million, respectively. Of the total shares held by the ESOP, 1.3 million shares were allocated and .3 million shares were unallocated at year end 2007, and 1.8 million shares were allocated and .5 million shares were unallocated at year end 2006.

Avery Dennison Corporation
Other Retirement Plans
The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2007 and 2006, the Company had accrued $155.6 million and $151 million, respectively, for its obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year end 2007 and 2006, these obligations were secured by standby letters of credit of $57 million and $61 million, respectively. To assist in the funding of these plans, the Company has purchased corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of covered participants. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $191.1 million and $173.9 million at year end 2007 and 2006, respectively.
The Company’s expense, which includes Company contributions and interest expense, was $3.1 million, $12 million, and $6.9 million for 2007, 2006 and 2005, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.
Refer to Note 2, “Acquisitions,” for information related to the assumed postretirement benefit plan obligation associated with the Paxar acquisition.
NOTE 7. COMMITMENTS
Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms of one year or more are as follows:

Year	(In millions)

2008	$59.3
2009	50.6
2010	34.6
2011	26.1
2012	21.9
Thereafter	49.2

Total minimum lease payments	$241.7

Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below. There are no significant capital leases.
On September 9, 2005, the Company completed the lease financing for a commercial facility (the “Facility”) located in Mentor, Ohio, used primarily for the new headquarters and research center for the Company’s roll materials group. The Facility consists generally of land, buildings, equipment and office furnishings. The Company has leased the Facility under an operating lease arrangement, which contains a residual value guarantee of $33.4 million. The Company does not expect the residual value of the Facility to be less than the amount guaranteed.
Rent expense for operating leases was approximately $95 million in 2007, approximately $76 million in 2006, and approximately $75 million in 2005.
NOTE 8. CONTINGENCIES
Investigations and Legal Proceedings
In April 2003, the U.S. Department of Justice (“DOJ”) filed a complaint challenging the then proposed merger UPM-Kymmene (“UPM”) and the Morgan Adhesives (“MACtac”) division of Bemis Co., Inc. (“Bemis”). The complaint alleged, among other things, that “UPM and [Avery Dennison] have already attempted to limit competition between themselves, as reflected in written and oral communications to each other through high level executives regarding explicit anticompetitive understandings, although the extent to which these efforts have succeeded is not entirely clear to the United States at the present time.” The DOJ concurrently announced a criminal investigation into competitive practices in the label stock industry. Other investigations into competitive practices in the label stock industry were subsequently initiated by the European Commission, the Competition Law Division of the Department of Justice of Canada, and the Australian Competition and Consumer Commission. The Company cooperated with all of these investigations, and all, except the Australian investigation which is continuing, have subsequently been terminated without further action by the authorities.
On April 24, 2003, Sentry Business Products, Inc. filed a purported class action on behalf of direct purchasers of label stock in the United States District Court for the Northern District of Illinois against the Company, UPM, Bemis and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ merger complaint. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. Plaintiffs filed a consolidated complaint on February 16, 2004, which the Company answered on March 31, 2004. On April 14, 2004, the court separated the proceedings as to class certification and merits discovery, and limited the initial phase of discovery to the issue of the appropriateness of class certification. On

Avery Dennison Corporation
January 4, 2006, plaintiffs filed an amended complaint. On January 20, 2006, the Company filed an answer to the amended complaint. On August 14, 2006, the plaintiffs moved to certify a proposed class. The Company and other defendants opposed this motion. On March 1, 2007, the court heard oral argument on the issue of the appropriateness of class certification. On August 28, 2007, plaintiffs moved to lift the discovery stay, which the Company opposed. On November 19, 2007, the court certified a class consisting of all direct purchasers of paper-based label stock from the defendants during the period from January 1, 1996 to July 25, 2003. The Company filed a petition to appeal this decision on December 4, 2007. The Company’s petition is still pending. The Company intends to defend these matters vigorously.
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against the Company, UPM and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, essentially repeating the underlying allegations of the DOJ merger complaint. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for the City and County of San Francisco on March 30, 2004. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005 in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. These cases remain stayed pending the outcome of class certification proceedings in the federal actions. The Company intends to defend these matters vigorously.
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
Environmental
The Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at eighteen waste disposal or waste recycling sites, including Paxar sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed. The Company is participating with other PRPs at such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.
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
As of December 29, 2007, the Company’s estimated liability associated with compliance and remediation costs was approximately $38 million, including preliminary liabilities related to the acquisition of Paxar. See also Note 2, “Acquisitions.”
During 2006, the Company recognized $15 million for estimated environmental remediation costs for a former operating facility. Of the amount accrued, which represented the lower end of the current estimated range of $15 million to $17 million for costs expected to be incurred, approximately $9 million remained accrued as of December 29, 2007. Management considered additional information provided by outside consultants in revising its previous estimates of expected costs. This estimate could change depending on various factors, such as modification of currently planned remedial actions, changes in the site conditions, a change in the estimated time to complete remediation, changes in laws and regulations affecting remediation requirements and other factors.
Other amounts currently accrued are not significant to the consolidated financial position of the Company and, based upon current information, management believes it is unlikely that the final resolution of these matters will significantly impact the Company’s consolidated financial position, results of operations or cash flows.
Other
In 2005, the Company contacted relevant authorities in the U.S. and reported on the results of an internal investigation of potential violations of the U.S. Foreign Corrupt Practices Act. The transactions at issue were carried out by a small number of employees of the Company’s reflective business in China, and involved, among other things, impermissible payments or attempted impermissible payments. The payments or attempted payments and the contracts associated with them appear to have been relatively minor in amount and of limited duration. Corrective and disciplinary actions have been taken. Sales of the Company’s reflective business in China in 2005 were

Avery Dennison Corporation
approximately $7 million. Based on findings to date, no changes to the Company’s previously filed financial statements are warranted as a result of these matters. However, the Company expects that fines or other penalties could be incurred. While the Company is unable to predict the financial or operating impact of any such fines or penalties, it believes that its behavior in detecting, investigating, responding to and voluntarily disclosing these matters to authorities should be viewed favorably.
The Company participates in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At December 29, 2007, the Company had guaranteed approximately $17 million.
The Company guaranteed up to approximately $22 million of certain foreign subsidiaries’ obligations to their suppliers as of December 29, 2007, as well as approximately $476 million of certain subsidiaries’ lines of credit with various financial institutions.
In November 2007, the Company issued $400 million of 7.875% Corporate HiMEDS units, a mandatory convertible debt issue. An additional $40 million of HiMEDS units were issued in December 2007 as a result of the exercise of the overallotment allocation from the initial issuance. Each HiMEDS unit is comprised of two components – a purchase contract obligating the holder to purchase from us a certain number of shares in 2010 ranging from approximately 6.8 million to approximately 8.6 million shares (depending on the stock price at that time) and a senior note due in 2020. The net proceeds from the offering were approximately $427 million, which were used to reduce commercial paper borrowings initially used to finance the Paxar acquisition.
NOTE 9. SHAREHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION
Common Stock and Common Stock Repurchase Program
The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.
In December 1997, the Company issued preferred stock purchase rights, which expired on October 31, 2007.
The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. As of December 29, 2007, the remaining shares available of approximately 8 million are held in the Company’s Employee Stock Benefit Trust (“ESBT”). The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.
On October 26, 2006, the Board of Directors authorized the repurchase of an additional 5 million shares of the Company’s outstanding common stock, resulting in a total authorization of approximately 7.4 million shares at that date. The repurchased shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. At December 29, 2007, approximately 4.1 million shares were available for repurchase under the Board of Directors’ authorization.
Stock Option and Incentive Plans
The Company maintains various stock option and incentive plans. Under these plans, stock options granted to directors and employees may be granted at no less than 100% of the fair market value of the Company’s common stock on the date of the grant. Options generally vest ratably over a two-year period for directors and over a four-year period for employees. Prior to fiscal year 2005, options for certain officers may cliff-vest over a three- to 9.75-year period based on the Company’s performance. Unexercised options expire ten years from the date of grant. All stock options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.
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
Expected dividend yield was based on the current annual dividend divided by the 12-month average of the Company’s monthly stock price prior to grant.
Expected volatility for options granted during 2007 represented an average of implied and historical volatility. Expected volatility for options granted prior to 2006 was based on historical volatility of the Company’s stock price.
Risk-free rate was based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term of 5.8 years.
Expected term was determined based on historical experience under the Company’s stock option plan.

Avery Dennison Corporation
Forfeiture rate assumption of 5% was determined based on historical data of the Company’s stock option forfeitures during the last twelve years prior to 2007.
The weighted-average fair value per share of options granted during 2007 was $15.07, compared to $15.50 for the year ended 2006 and $12.64 for the year ended 2005.
The underlying assumptions used were as follows:

	2007	2006	2005

Risk-free interest rate	4.68%	4.74%	4.11%
Expected stock price volatility	24.75	22.51	20.55
Expected dividend yield	2.53	2.58	2.67
Expected option term	5.8 years	5.8 years	7 years

As permitted by SFAS No. 123(R), underlying assumptions used for stock options granted prior to January 1, 2006 were retained.
The following table sets forth stock option information related to the Company’s stock option plans during 2007:

			Weighted-average
	Number		remaining	Aggregate intrinsic
	of options	Weighted-average	contractual life	value
	(in thousands)	exercise price	(in years)	(in millions)

Outstanding at December 30, 2006	10,188.4	$58.47	6.67	$100.2
Granted	52.5	61.62	—	—
Converted from Paxar	955.4	31.82	—	—
Exercised	(1,011.5)	48.91	—	—
Forfeited or expired	(565.6)	53.87	—	—

Outstanding at December 29, 2007	9,619.2	$57.29	5.86	$18.2
Options vested and expected to vest at December 29, 2007	8,970.8	57.04	5.64	18.1
Options exercisable at December 29, 2007	6,663.7	$55.46	5.00	$17.4

The total intrinsic value of stock options exercised was $15.4 million in 2007, compared to $16.8 million in 2006, and cash received by the Company from the exercise of these stock options was approximately $38 million in 2007, compared to approximately $54 million in 2006. The tax benefit realized by the Company from these options exercised in 2007 and 2006 was $5 million and $5.5 million, respectively. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The following table provides a summary of the Company’s stock option plans for the last three years:

	2007(1)		2006		2005
	Number		Number		Number
	of options	Weighted-average	of options	Weighted-average	of options	Weighted-average
	(in thousands)	exercise price	(in thousands)	exercise price	(in thousands)	exercise price

Outstanding at beginning of year	10,188.4	$58.47	10,853.2	$56.32	9,503.7	$55.18
Granted	52.5	61.62	1,494.1	67.68	1,856.8	59.23
Converted from Paxar	955.4	31.82	—	—	—	—
Exercised	(1,011.5)	48.91	(1,217.5)	50.11	(304.0)	36.95
Forfeited or expired	(565.6)	53.87	(941.4)	59.12	(203.3)	58.79

Outstanding at year end	9,619.2	$57.29	10,188.4	$58.47	10,853.2	$56.32

(1)	The 2007 stock option plan summary includes Paxar’s activity.
In 2007, the Company did not grant annual stock options to employees and directors.

Avery Dennison Corporation
The following table summarizes the Company’s unvested stock options during 2007:

	Number of options	Weighted-average
	(in thousands)	exercise price

Unvested options outstanding at December 30, 2006	5,158.0	$61.22
Granted	52.5	61.62
Unvested options converted from Paxar	303.5	35.26
Vested	(1,952.2)	59.90
Forfeited	(606.3)	51.56

Unvested options outstanding at December 29, 2007	2,955.5	$61.42

As of December 29, 2007, the Company had approximately $25 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 3 years.
The following table summarizes information on stock options outstanding and exercisable at December 29, 2007:

	Options outstanding			Options exercisable
		Weighted-average
		remaining
	Number outstanding	contractual life	Weighted-average	Number exercisable	Weighted-average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$19.53 to 24.68	166.1	2.56	$21.06	166.1	$21.06
30.05 to 45.19	802.2	3.51	38.60	748.3	38.84
45.53 to 59.47	6,133.4	5.77	57.38	4,209.3	56.58
59.65 to 67.80	2,517.5	7.03	65.43	1,540.0	64.17

$19.53 to 67.80	9,619.2	5.86	$57.29	6,663.7	$55.46

The following section presents the same information as above, but excludes the impact of Paxar converted stock options.
Stock Option Awards Excluding Paxar Converted Stock Options
The following table sets forth stock option information relative to the Company’s stock option plans, excluding Paxar’s converted stock options activity, during 2007:

			Weighted-average
	Number		remaining	Aggregate intrinsic
	of options	Weighted-average	contractual life	value
	(in thousands)	exercise price	(in years)	(in millions)

Outstanding at December 30, 2006	10,188.4	$58.47	6.67	$100.2
Granted	52.5	61.62	—	—
Exercised	(940.4)	50.33	—	—
Forfeited or expired	(326.2)	61.80	—	—

Outstanding at December 29, 2007	8,974.3	$59.20	5.95	$3.6
Options vested and expected to vest at December 29, 2007	8,332.5	59.06	5.72	3.6
Options exercisable at December 29, 2007	6,072.6	$57.90	5.07	$3.7

The total intrinsic value of stock options exercised was $13.4 million in 2007, compared to $16.8 million in 2006, and cash received by the Company from the exercise of these stock options was $36.2 million in 2007, compared to $54.1 million in 2006. The tax benefit realized by the Company from these options exercised in 2007 and 2006 was $4.7 million and $5.5 million, respectively. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The following table provides a summary of the Company’s stock option plans, excluding Paxar’s converted stock options activity, for the last three years:

	2007		2006		2005
	Number		Number		Number
	of options	Weighted-average	of options	Weighted-average	of options	Weighted-average
	(in thousands)	exercise price	(in thousands)	exercise price	(in thousands)	exercise price

Outstanding at beginning of year	10,188.4	$58.47	10,853.2	$56.32	9,503.7	$55.18
Granted	52.5	61.62	1,494.1	67.68	1,856.8	59.23
Exercised	(940.4)	50.33	(1,217.5)	50.11	(304.0)	36.95
Forfeited or expired	(326.2)	61.80	(941.4)	59.12	(203.3)	58.79

Outstanding at year end	8,974.3	$59.20	10,188.4	$58.47	10,853.2	$56.32

Avery Dennison Corporation
The following table summarizes the Company’s unvested stock options, excluding Paxar’s converted stock options, during 2007:

	Number of options	Weighted-average
	(in thousands)	exercise price

Unvested options outstanding at December 30, 2006	5,158.0	$61.22
Granted	52.5	61.62
Vested	(1,937.3)	60.07
Forfeited	(371.5)	61.92

Unvested options outstanding at December 29, 2007	2,901.7	$61.91

As of December 29, 2007, the Company had approximately $24 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 3 years.
The following table summarizes information on stock options outstanding and exercisable, excluding Paxar’s converted stock options, at December 29, 2007:

	Options outstanding			Options exercisable

		Weighted-average
	Number	remaining		Number
	outstanding	contractual life	Weighted-average	exercisable	Weighted-average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$ 45.19 to 50.72	557.4	1.74	$47.35	557.4	$47.35
51.13 to 59.47	5,899.4	5.88	57.65	3,975.2	56.95
59.65 to 67.80	2,517.5	7.03	65.43	1,540.0	64.17

$ 45.19 to 67.80	8,974.3	5.95	$59.20	6,072.6	$57.90

Restricted Stock Units and Restricted Stock Grants
In December 2005, the Compensation and Executive Personnel Committee of the Board of Directors approved the award of RSUs, which were issued under the Company’s stock option and incentive plan. RSUs are granted to two groups of employees as described below. These RSUs include dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividend paid or property distributed on a single share of common stock multiplied by the number of RSUs in the employee’s account. Vesting for the two groups of RSUs is as follows:

•	A vesting period of 3 years provided that a certain performance objective is met at the end of the third year after the year of the award. If the performance objective is not achieved at the end of the third year, the same unvested RSUs will be subject to meeting the performance objective at the end of the fourth year, and if not achieved at the end of the fourth year, then the fifth year following the year of grant, or
•	A vesting period of 1 to 5 years, provided that employment continues for 1 to 5 years after the date of the award.
For both groups, if the above vesting conditions are not met, the RSUs will be forfeited.
The following table summarizes information about awarded RSUs:

	Number of RSUs	Weighted-average grant-date
	(in thousands)	fair value

Outstanding at December 30, 2006	170.3	$63.74
Granted	113.8	59.67
Released	(2.4)	58.45
Forfeited	(11.6)	63.66

Outstanding at December 29, 2007	270.1	$62.07

The total compensation expense related to RSUs and restricted stock is amortized on a straight-line basis over the requisite service period.
The pretax compensation expense related to RSUs was $4.3 million and $2.9 million for the years ended 2007 and 2006, respectively. The tax benefit realized by the Company from the release of RSUs during 2007 was approximately $.1 million.
During 2005, the Company also awarded 30,000 shares of restricted stock, which vest in two equal increments: the first in 2009; the second in 2012. Pretax compensation expense for this award was $.3 million in 2007, $.3 million in 2006 and $.2 million in 2005.

Avery Dennison Corporation
The provisions of SFAS No. 123(R) require that stock-based compensation awards granted to retirement-eligible employees be treated as though they were immediately vested; as a result, the pretax compensation expense related to RSUs granted to retirement-eligible employees (approximately $.1 million in 2007 and approximately $.7 million in 2006) was recognized and included in the compensation expense noted above.
As of December 29, 2007, the Company has approximately $10 million of unrecognized compensation cost related to unvested RSUs and restricted stock. This cost is expected to be recognized over the remaining requisite service period for these awards (weighted average remaining service period of approximately 2 years for RSUs and 3 years for restricted stock).
Paxar Converted Stock Option Awards
In connection with the Paxar acquisition, the Company converted Paxar’s stock options based on the acquisition price of $30.50 per share divided by the Company’s twenty-day average stock price prior to the acquisition date, which was $64.82. The total number of stock options resulting from this conversion was approximately 955,000 shares, of which approximately 234,000 shares were associated with change-in-control provisions.
In accordance with SFAS No. 123(R), “Share-Based Payment,” the total equity compensation recorded in “Capital in excess of par value” in the Shareholders’ equity section of the Consolidated Balance Sheet was approximately $24 million for Paxar’s converted stock options. This amount was reduced by approximately $2 million related to unvested stock options.
The Company’s stock-based compensation expense associated with Paxar converted stock options was based on the estimated fair value as of June 15, 2007, using the Black-Scholes option-pricing model, amortized on a straight-line basis over the remaining requisite service period. The Black-Scholes assumptions used were consistent with those used by the Company during the second quarter of 2007.
The following table sets forth stock option information relative to Paxar converted stock option plans during 2007:

			Weighted-average
	Number		remaining	Aggregate intrinsic
	of options	Weighted-average	contractual life	value
	(in thousands)	exercise price	(in years)	(in millions)

Outstanding at June 15, 2007	955.4	$31.82	5.68	$32.9
Granted	—	—	—	—
Exercised	(71.1)	30.16	—	—
Forfeited or expired	(239.4)	35.12	—	—

Outstanding at December 29, 2007	644.9	$30.77	4.55	$14.6
Options vested and expected to vest at December 29, 2007	638.3	30.72	4.59	14.5
Options exercisable at December 29, 2007	591.1	$30.38	4.34	$13.6

The total intrinsic value of Paxar converted stock options exercised was approximately $2 million in 2007, and cash received by the Company from the exercise of these stock options was $1.9 million in 2007. The tax benefit realized by the Company from these exercised options was $.2 million in 2007. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The following table summarizes Paxar converted unvested stock options during 2007:

	Number of options	Weighted-average
	(in thousands)	exercise price

Unvested options outstanding at June 15, 2007	303.5	$35.26
Granted	—	—
Vested	(14.9)	37.07
Forfeited	(234.8)	35.17

Unvested options outstanding at December 29, 2007	53.8	$35.15

As of December 29, 2007, the Company had approximately $.9 million of unrecognized compensation cost related to unvested Paxar converted stock option awards. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 1 year.

Avery Dennison Corporation
The following table summarizes information on the Paxar converted stock options outstanding and exercisable at December 29, 2007:

	Options outstanding			Options exercisable

		Weighted-average
	Number	remaining		Number
	outstanding	contractual life	Weighted-average	exercisable	Weighted-average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$ 19.53 to 21.79	108.1	2.25	$20.21	108.1	$20.21
22.15 to 32.68	267.5	4.24	29.04	247.9	28.96
34.27 to 43.25	269.3	5.79	36.73	235.1	36.54

$ 19.53 to 43.25	644.9	4.55	$30.77	591.1	$30.38

Paxar Converted Performance Share Awards
Additionally, the Company converted Paxar’s performance share awards into approximately 80,000 shares of the Company’s common stock, based on the acquisition price of $30.50 per share divided by the Company’s twenty-day average stock price prior to the acquisition date, which was $64.82. The total equity compensation of approximately $5 million for vested and unvested performance share awards, recorded in “Capital in excess of par value” in the Shareholders’ equity section of the Consolidated Balance Sheet was calculated using the Company’s ending stock price at June 15, 2007 of $66.69. This amount was reduced by approximately $3 million related to unvested performance share awards.
The pretax compensation expense related to Paxar’s converted performance share awards was approximately $1 million for the fiscal year ended 2007. As of December 29, 2007, the Company had approximately $2 million of unrecognized compensation cost related to unvested converted Paxar’s performance share awards. This cost is expected to be recognized over the weighted-average remaining requisite service period of approximately 2 years.
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
2007
In 2007, the Company continued its cost reduction efforts that were initiated in late 2006 and implemented additional actions resulting in a headcount reduction of approximately 615 positions, impairment of certain assets and software, as well as lease cancellations. At December 29, 2007, approximately 295 employees impacted by these actions remain with the Company, and are expected to leave in 2008. Pretax charges related to these actions totaled $57.5 million, including severance and related costs of $21.6 million, impairment of fixed assets and buildings of $17.4 million, software impairment of $17.1 million and lease cancellation charges of $1.4 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Corporate	Total

Severance and other employee costs
Accrual at March 31, 2007	$1.5	$—	$.6	$—	$—	$2.1
Accrual at June 30, 2007	.5	.4	—	—	—	.9
Accrual at September 29, 2007	3.1	3.1	.1	1.2	—	7.5
Accrual at December 29, 2007	1.0	6.2	3.4	1.1	(.6)	11.1

Total accruals for 2007 actions	6.1	9.7	4.1	2.3	(.6)	21.6
2007 Settlements	(1.9)	(3.0)	(.8)	(1.0)	.6	(6.1)

Balance at December 29, 2007	$4.2	$6.7	$3.3	$1.3	$—	$15.5

Asset Impairments
Machinery and equipment	$10.9	$3.1	$—	$1.9	$.8	$16.7
Buildings	—	.7	—	—	—	.7
Other
Software impairment	—	17.1	—	—	—	17.1
Lease cancellations	—	.6	.4	—	.4	1.4

	$10.9	$21.5	$.4	$1.9	$1.2	$35.9

Avery Dennison Corporation
2006
During the first three quarters of 2006, the Company continued its cost reduction efforts that were initiated in late 2005, resulting in a further headcount reduction of 410 employees, as well as the impairment of certain assets. In the fourth quarter of 2006, the Company initiated new cost reduction actions, resulting in the elimination of approximately 180 positions and the impairment of certain assets. At December 29, 2007, approximately 20 employees (all related to actions initiated in the fourth quarter of 2006) remain with the Company, and are expected to leave in 2008. Pretax charges related to these actions totaled $29.3 million, including severance and related costs of $21.1 million, impairment of fixed assets and buildings of $6.9 million and lease cancellation charges of $1.3 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Corporate	Total

Severance and other employee costs
Accrual at April 1, 2006	$2.6	$2.0	$.8	$—	$—	$5.4
Accrual at July 1, 2006	2.0	2.0	—	.7	—	4.7
Accrual at September 30, 2006	.8	3.6	—	.1	—	4.5
Accrual at December 30, 2006	1.9	1.8	1.5	1.3	—	6.5

Total accruals for 2006 actions	7.3	9.4	2.3	2.1	—	21.1
2006 Settlements	(4.5)	(5.3)	(.8)	(1.4)	—	(12.0)

Balance at December 30, 2006	$2.8	$4.1	$1.5	$.7	$—	$9.1
2007 Settlements	(2.8)	(4.1)	(.9)	(.5)	—	(8.3)

Balance at December 29, 2007	$—	$—	$.6	$.2	$—	$.8

Asset Impairments
Buildings	$.6	$—	$—	$—	$1.3	$1.9
Machinery and equipment	1.7	.5	.7	1.6	.5	5.0
Other
Lease cancellations	—	1.3	—	—	—	1.3

	$2.3	$1.8	$.7	$1.6	$1.8	$8.2

Fourth Quarter 2005
In the fourth quarter of 2005, the Company recorded a pretax charge of $55.5 million associated with restructuring actions ($41.1 million), as well as expected product line divestitures ($14.4 million). These actions were part of the Company’s cost reduction efforts, which are expected to improve the Company’s global operating efficiencies. The charge included severance and related costs of $32.9 million related to the elimination of approximately 850 positions worldwide. At December 29, 2007, all employees impacted by these actions had left the Company and final payments will be made in 2008. Also included in the charge was $22.6 million related to asset impairment, lease cancellation costs and other associated costs. The table below details the payments related to this program:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Corporate	Total

Severance and other employee costs
Beginning balance	$15.1	$5.6	$6.8	$2.5	$2.9	$32.9
2005 Settlements	(2.5)	(.4)	(1.4)	(1.0)	—	(5.3)

Balance at December 31, 2005	12.6	5.2	5.4	1.5	2.9	27.6
2006 Settlements	(9.1)	(3.0)	(5.4)	(1.5)	(1.4)	(20.4)

Balance at December 30, 2006	$3.5	$2.2	$—	$—	$1.5	$7.2
2007 Settlements	(3.0)	(1.9)	—	—	(1.5)	(6.4)

Balance at December 29, 2007	$.5	$.3	$—	$—	$—	$.8

Asset Impairments
Buildings	$2.4	$—	$—	$—	$.8	$3.2
Machinery and equipment	.1	.7	10.7	2.9	1.3	15.7
Capitalized software	—	—	—	—	2.5	2.5
Other
Lease cancellations	—	.8	—	—	—	.8
Other costs	—	.4	—	—	—	.4

	$2.5	$1.9	$10.7	$2.9	$4.6	$22.6

Avery Dennison Corporation
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
First Quarter 2005
In the first quarter of 2005, the Company recorded a pretax charge of $6.7 million relating to restructuring costs and asset impairment charges, partially offset by a gain on sale of assets of $3.4 million. The charge included severance and related costs of $4 million related to the elimination of approximately 170 positions in the Office and Consumer Products segment as a result of the Company’s closure of the Gainesville, Georgia label converting plant. In 2006, the employees impacted by these actions had left the Company and final payments were made. Also included in the charge was $2.7 million related to impairment of buildings and land in the Pressure-sensitive Materials segment.
NOTE 11. TAXES BASED ON INCOME
Taxes based on income were as follows:

(In millions)	2007	2006	2005

Current:
U.S. federal tax	$23.9	$(4.5)	$33.5
State taxes	1.3	4.7	3.0
International taxes	80.8	73.8	29.7

	106.0	74.0	66.2

Deferred:
U.S. federal tax	(15.4)	12.1	(11.5)
State taxes	(1.7)	1.1	(5.2)
International taxes	(17.1)	(25.2)	14.3

	(34.2)	(12.0)	(2.4)

Taxes on income	$71.8	$62.0	$63.8

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate, and as recorded, were as follows:

(In millions)	2007	2006	2005

Computed tax at 35% of income from continuing operations before taxes	$131.4	$152.3	$128.6
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	(1.2)	3.7	(3.0)
Foreign earnings taxed at different rates	(117.1)	(54.7)	(31.4)
Valuation allowance	59.9	(5.2)	(15.6)
Jobs Act repatriation of earnings	—	.1	13.5
Tax credits	(4.4)	(4.9)	(6.4)
Tax contingencies and audit settlements	.8	(8.1)	(9.0)
Other items, net	2.4	(6.5)	(1.4)

Taxes on income from continuing operations	71.8	76.7	75.3
Taxes on income from and gain on sale of discontinued operations	—	(14.7)	(11.5)

Taxes on income	$71.8	$62.0	$63.8

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)	2007	2006	2005

U.S.	$19.8	$117.0	$100.2
International	355.5	318.2	267.3

Income from continuing operations before taxes	375.3	435.2	367.5
Income (loss) from discontinued operations before taxes	—	—	(76.9)

Income before taxes	$375.3	$435.2	$290.6

Avery Dennison Corporation
U.S. income taxes have not been provided on certain undistributed earnings of international subsidiaries of approximately $1.37 billion and $1.16 billion at years ended 2007 and 2006, respectively, because such earnings are considered to be reinvested indefinitely outside of the U.S., and it is not practicable to estimate the amount of tax that may be payable upon distribution. Deferred taxes have been accrued for amounts that are not considered indefinitely reinvested.
The American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004, provided for a temporary 85% dividends-received deduction on certain foreign earnings repatriated before December 31, 2005. The deduction resulted in an approximate 5.25% federal tax rate on the repatriated earnings. During the third quarter of 2005, the Company’s Chief Executive Officer and Board of Directors approved a domestic reinvestment plan as required by the Jobs Act to repatriate $344 million of foreign earnings in fiscal 2005. The repatriation of earnings took place in the fourth quarter of 2005, and resulted in a one-time incremental expense of $13.5 million.
Included in the effective tax rate on continuing operations is the net impact from changes in certain valuation allowances, in the amount of $59.9 million of expense and $5.2 million of benefit for 2007 and 2006, respectively. Also, included in the effective tax rate on continuing operations is the net impact from several global tax audit settlements and closure of certain tax years, in the amount of $.8 million of expense and $8.1 million of benefit for 2007 and 2006, respectively.
The income from discontinued operations in 2006 included a $14.9 million tax benefit from the divestiture of the raised reflective pavement marker business. This tax benefit resulted from the capital loss recognized from the sale of the business, which was a stock sale. The capital loss was offset against capital gains recognized in 2006 related to the sale of an investment, as well as carried back to capital gains recognized in previous years.
Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2007	2006

Accrued expenses not currently deductible	$57.9	$32.6
Net operating losses and foreign tax credit carryforwards	210.7	69.4
Capital loss carryforward	15.1	3.6
Postretirement and postemployment benefits	50.7	49.6
Pension costs	11.9	18.3
Inventory reserves	10.2	8.2
Other	6.5	5.4
Valuation allowance	(159.2)	(67.5)

Total deferred tax assets	203.8	119.6

Depreciation and amortization	(228.1)	(127.7)
Repatriation accrual	(15.1)	(1.0)
Other liabilities	(9.1)	—

Total deferred tax liabilities	(252.3)	(128.7)

Total net deferred tax assets (liabilities) from continuing operations	$(48.5)	$(9.1)
Net deferred tax assets from discontinued operations	—	—

Total net deferred tax assets (liabilities)	$(48.5)	$(9.1)

Net operating loss carryforwards of foreign subsidiaries for 2007 and 2006 were $563.7 million and $175 million, respectively. The increase in 2007 is primarily attributable to $247 million of net operating losses resulting from the local statutory write down of certain investments in Europe and $98 million of Paxar net operating losses. Tax credit carryforwards of both domestic and foreign subsidiaries for 2007 and 2006 totaled $28.7 million and $7.7 million, respectively. Foreign net operating losses, if unused, of $29.8 million will expire by 2011, and $40.9 million will expire after 2011. Net operating losses of $493 million can be carried forward indefinitely. Tax credit carryforwards, if unused, of $3.8 million will expire by 2010, $5.5 million will expire by 2016, and $12.2 million will expire in 2017. Tax credit carryforwards of $7.2 million can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. The valuation allowance for 2007 and 2006 is $159.2 million and $67.5 million, respectively. The increase in 2007 is primarily attributable to the deferred tax assets and related valuation allowances resulting from a local statutory write down of $56.5 million of certain investments in Europe and $34.9 million from the Paxar acquisition. The portion of valuation allowance related to Accumulated Other Comprehensive Income (which, if subsequently reversed, would not impact the effective tax rate), is $12.4 million for 2007 and $17.8 for 2006. The repatriation accrual for 2007 and 2006 is $15.1 million and $1 million, respectively. The increase in the repatriation accrual is primarily attributable to the Paxar acquisition. Generally, the subsequent reversal of amounts related to the Paxar acquisition, including valuation allowances and repatriation accruals, would not impact the effective tax rate.
The Company has been granted tax holidays in several jurisdictions including China, Thailand and Bangladesh. The tax holidays expire between 2008 and 2015. These tax holidays reduced the Company’s consolidated effective tax rate on continuing operations by less than 1% in both 2007 and 2006.

Avery Dennison Corporation
At the beginning of the first quarter of 2007 (December 31, 2006), the Company adopted the provisions of FIN 48. Upon adoption of FIN 48, the Company recognized a decrease of $2.9 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the beginning balance of retained earnings. As of the date of adoption, and after the impact of recognizing the decrease in liability noted above, the Company’s unrecognized tax benefits totaled $38.2 million, including $26.2 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate. As a result of the Paxar acquisition, there was a preliminary increase to unrecognized tax benefits of $68.9 million which, if recognized, would impact the purchase price allocation for Paxar. On December 29, 2007, the Company’s unrecognized tax benefits totaled $125 million, including $28.6 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate and $49.1 million of unrecognized tax benefits which, if recognized, would be recorded as an adjustment to goodwill under SFAS No. 141.
Where applicable, the Company recognizes potential accrued interest and penalties related to unrecognized tax benefits from its global operations in income tax expense. In 2007, the Company accrued $.7 million in potential interest and penalties associated with uncertain tax positions. In conjunction with the adoption of FIN 48, the Company recognized $2.1 million of interest and penalties, which is included as a component of the $38.2 million unrecognized tax benefit noted above. To the extent interest and penalties are accrued in the Company’s income tax expense, such amounts, if reversed, will reduce the effective income tax rate. As a result of the Paxar acquisition, there was an increase of $6.5 million of interest and penalties, included in the preliminary unrecognized tax benefits of $68.9 million noted above.
A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding potential interest and penalties associated with uncertain tax positions, is as follows:

(In millions)	2007

Balance as of December 30, 2006	$36.1
Paxar balance as of June 15, 2007 (preliminary)	61.0
Additions based on tax positions related to the current year	26.2
Additions for tax position of prior years	13.6
Reductions for tax positions of prior years
Changes in judgment	(7.5)
Settlements	(9.6)
Lapses of applicable statute	(9.7)
Changes due to translation of foreign currencies	4.4

Balance as of December 29, 2007 (1)	$114.5

(1)	Excludes $10.5 of potential interest and penalties associated with uncertain tax positions
The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate. With some exceptions, the Company and its subsidiaries are no longer subject to income tax examinations by tax authorities for years prior to 2003.
It is reasonably possible that within the next 12 months, the Company may realize a decrease in its gross uncertain tax positions of approximately $4 million, primarily as a result of the expiration of relevant statutes of limitations. Furthermore, the Company anticipates that it is reasonably possible that additional payments in the range of $6 million to $8 million will be made within the next 12 months.
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

Avery Dennison Corporation
Financial information by reportable segment and other businesses from continuing operations is set forth below:

(In millions)	2007	2006	2005

Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,497.7	$3,236.3	$3,114.5
Retail Information Services	1,174.5	667.7	630.4
Office and Consumer Products	1,016.2	1,072.0	1,136.1
Other specialty converting businesses	619.4	599.9	592.5

Net sales to unaffiliated customers	$6,307.8	$5,575.9	$5,473.5

Intersegment sales:
Pressure-sensitive Materials	$164.9	$161.5	$163.2
Retail Information Services	2.1	3.4	6.7
Office and Consumer Products	1.6	1.8	2.0
Other specialty converting businesses	19.9	14.4	15.2
Eliminations	(188.5)	(181.1)	(187.1)

Intersegment sales	$—	$—	$—

Income from continuing operations before taxes:
Pressure-sensitive Materials	$318.7	$301.6	$264.1
Retail Information Services	(4.0)	45.7	37.7
Office and Consumer Products	173.6	187.4	161.9
Other specialty converting businesses	25.4	17.3	14.9
Corporate expense	(33.2)	(61.3)	(53.2)
Interest expense(4)	(105.2)	(55.5)	(57.9)

Income from continuing operations before taxes	$375.3 (1)	$435.2 (2)	$367.5 (3)

Capital expenditures:
Pressure-sensitive Materials	$78.3	$75.8	$74.1
Retail Information Services	43.2	25.6	31.7
Office and Consumer Products	17.1	13.6	24.8
Other specialty converting businesses	46.2	36.1	38.5
Corporate	1.5	2.1	2.3
Discontinued operations	—	—	.2

Capital expenditures(5)	$186.3	$153.2	$171.6

Depreciation expense:
Pressure-sensitive Materials	$91.2	$88.2	$86.2
Retail Information Services	42.5	17.8	16.3
Office and Consumer Products	21.8	20.7	24.6
Other specialty converting businesses	24.6	23.1	21.1
Corporate	4.0	4.0	6.0
Discontinued operations	—	.5	1.5

Depreciation expense	$184.1	$154.3	$155.7

Prior year amounts have been restated to reflect the change in method of accounting for inventory from LIFO to FIFO for certain of the Company’s U.S. operations.

(1)	Results for 2007 include “Other expense, net” totaling $59.4, consisting of asset impairment charges, restructuring costs and lease cancellation charges of $57.5, a cash flow hedge loss of $4.8, and expenses related to a divestiture of $.3, partially offset by a reversal related to a lawsuit of ($3.2). Of the total $59.4, the Pressure-sensitive Materials segment recorded $13.8, the Retail Information Services segment recorded $31.2, the Office and Consumer Products segment recorded $4.8, the other specialty converting businesses recorded $4.2 and Corporate recorded $5.4. See Note 10, “Cost Reduction Actions,” for further information.

Additionally, 2007 operating income for the Retail Information Services segment includes $43 of transition costs associated with the Paxar acquisition.

(2)	Results for 2006 include “Other expense, net” totaling $36.2, which consists of restructuring costs, asset impairment and lease cancellation charges of $29.8, environmental remediation costs of $13, costs of $.4 related to a divestiture, accrual related to a lawsuit of $.4 and charitable contribution of $10 to the Avery Dennison Foundation, partially offset by gain on sale of investment of $(10.5), gain on sale of assets of $(5.3) and gain on curtailment and settlement of a pension obligation of $(1.6). Of the $36.2 total, the Pressure-sensitive Materials segment recorded $9.3, the Retail Information Services segment recorded $11.2, the Office and Consumer Products segment recorded $(2.3), the other specialty converting businesses recorded $3.7 and Corporate recorded $14.3. See Note 10, “Cost Reduction Actions,” for further information.

Avery Dennison Corporation

(3)	Results for 2005 include “Other expense, net” totaling $63.6, which consists of restructuring costs, asset impairment and lease cancellation charges of $65.6, legal accrual related to a lawsuit of $3.8, partially offset by gain on sale of assets of $(5.8). Of the $63.6 total, the Pressure-sensitive Materials segment recorded $23, the Retail Information Services segment recorded $7.5, the Office and Consumer Products segment recorded $21.8, the other specialty converting businesses recorded $6.2 and Corporate recorded $5.1. See Note 10, “Cost Reduction Actions,” for further information.

(4)	Interest expense during 2007 includes $40.8 of interest associated with borrowings to fund the Paxar acquisition.

(5)	Capital expenditures accrued but not paid were approximately $14 in 2007, approximately $18 in 2006 and approximately $27 in 2005. Capital expenditures refer to purchases of property, plant and equipment.
Financial information relating to the Company’s continuing operations by geographic area is set forth below:

(In millions)	2007	2006	2005

Net sales to unaffiliated customers:
U.S.	$2,333.2	$2,333.8	$2,346.8
Europe	2,149.9	1,798.8	1,805.5
Asia	1,070.9	748.7	650.6
Latin America	396.7	332.4	288.9
Other international	357.1	362.2	381.7

Net sales	$6,307.8	$5,575.9	$5,473.5

Property, plant and equipment, net:
U.S.	$637.9	$562.5	$580.6
International	953.5	746.9	715.1

Property, plant and equipment, net	$1,591.4	$1,309.4	$1,295.7

Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.
NOTE 13. QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First	Second	Third	Fourth
(In millions, except per share data)	Quarter(1)	Quarter(2)	Quarter(3)	Quarter(4)

2007
Net sales from continuing operations	$1,389.9	$1,523.5	$1,680.4	$1,714.0
Gross profit from continuing operations	364.3	410.4	466.2	481.5
Net income	79.1	86.2	58.8	79.4
Net income per common share	.81	.88	.60	.81
Net income per common share, assuming dilution	.80	.87	.59	.81

2006
Net sales from continuing operations	$1,337.2	$1,409.7	$1,417.6	$1,411.4
Gross profit from continuing operations	356.4	395.0	392.0	394.6
Net income	69.5	113.2	85.8	104.7
Net income per common share	.70	1.13	.86	1.05
Net income per common share, assuming dilution	.69	1.13	.85	1.04

(1)	Results in the first quarter 2007 include pretax other expense totaling $2.1 for restructuring costs.

Results in the first quarter 2006 include pretax other expense totaling $7.6 consisting of $7.2 of restructuring costs and asset impairment charges and $.4 for legal accrual related to a lawsuit.

(2)	Results in the second quarter 2007 include pretax net other expense totaling $7.5 consisting of integration related asset impairment charges of $9.5, restructuring costs of $.9 and expenses related to divestiture of $.3, partially offset by a reversal of $(3.2) related to a lawsuit.

Results in the second quarter 2006 include pretax net other expense totaling $4 consisting of restructuring costs and asset impairment charges of $6.1, charitable contribution of $10 to the Avery Dennison Foundation, partially offset by gain on sale of investment of $(10.5), and gain on curtailment and settlement of a pension obligation of $(1.6).

(3)	Results in the third quarter 2007 include pretax other expense of $33.6 consisting of asset impairment charges, restructuring costs and lease cancellation charges of $28.8 and a cash flow hedge loss of $4.8.

Results in the third quarter 2006 include pretax other expense of $19.5, which consists of environmental remediation costs of $13, restructuring costs and asset impairment charges of $6.1, and costs of $.4 related to a divestiture.

(4)	Results in the fourth quarter 2007 include pretax other expense totaling $16.2 for restructuring costs and asset impairment charges.

Results in the fourth quarter 2006 include pretax net other expense totaling $5.1 consisting of restructuring costs, asset impairment and lease cancellation charges of $10.4, partially offset by gain on sale of assets of $(5.3).

Avery Dennison Corporation
NOTE 14. SUBSEQUENT EVENTS
On February 8, 2008, a wholly-owned subsidiary of the Company, entered into a credit agreement for a term loan credit facility with fourteen domestic and foreign banks (the “Lenders”) for a total commitment of $400 million, maturing February 8, 2011. The subsidiary ’s payment and performance under the agreement are guaranteed by the Company. Financing available under the agreement is permitted to be used for working capital and other general corporate purposes, including acquisitions. The term loan credit facility typically bears interest at an annual rate of, at the subsidiary’s option, either (i) between LIBOR plus 0.300% and LIBOR plus 0.850%, depending on the Company’s debt ratings by either Standard & Poor’s Rating Service (“S&P”) or Moody’s Investors Services (“Moody’s”), or (ii) the higher of (A) the federal funds rate plus 0.50% or (B) the prime rate. The Company used the term loan credit facility to reduce commercial paper borrowings previously issued to fund the acquisition of Paxar Corporation, as described in Note 2, “Acquisitions.” The term loan credit facility is subject to customary financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio.
Effective as of February 13, 2008, the Company terminated its bridge revolving credit agreement, dated June 13, 2007, with five domestic and foreign banks.
Effective as of February 13, 2008, S&P changed its outlook on the Company’s credit ratings from “Watch Negative” to “Stable” and Moody’s changed its outlook on the Company’s credit ratings from “Under Review” to “Negative.”

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
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 29, 2007. Management’s assessment of the effectiveness of internal control over financial reporting as of December 29, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.
Management has excluded Paxar Corporation from its assessment of internal control over financial reporting as of December 29, 2007 because it was acquired by the Company in a purchase business combination during 2007. PricewaterhouseCoopers LLP has also excluded Paxar Corporation from their audit of internal control over financial reporting. Paxar Corporation is a wholly-owned subsidiary whose total assets and total revenues represent 9 percent and 8 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 29, 2007.

/s/ Dean A. Scarborough	/s/ Daniel R. O’Bryant

Dean A. Scarborough	Daniel R. O’Bryant
President and	Executive Vice President, Finance
Chief Executive Officer	and Chief Financial Officer

Avery Dennison Corporation
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Avery Dennison Corporation:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 1, the Company changed the manner in which it accounts for income taxes and the method in which it accounts for the cost of inventory for the Company’s U.S. operations in 2007. As discussed in Note 1, the Company changed the manner in which it accounts for stock-based compensation and pensions and postretirement benefits in 2006.
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
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Paxar Corporation from its assessment of internal control over financial reporting as of December 29, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Paxar Corporation from our audit of internal control over financial reporting. Paxar Corporation is a wholly-owned subsidiary whose total assets and total revenues represent 9 percent and 8 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 29, 2007.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Los Angeles, California
February 27, 2008

Avery Dennison Corporation
Corporate Information
Counsel
Latham & Watkins LLP
Los Angeles, California
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Los Angeles, California
Transfer Agent — Registrar
Computershare Trust Co., N.A.
P. O. Box 43023
Providence, RI 02940-3023
(877) 498-8861
(800) 952-9245 (hearing impaired number)
www.computershare.com/investor
Annual Meeting
The Annual Meeting of Shareholders will be held at 1:30 p.m. on April 24, 2008 in the Conference Center of the Avery Dennison Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.
The DirectSERVICE™ Investment Program
Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE™ Investment Program, c/o Computershare (include a reference to Avery Dennison in the correspondence), P.O. Box 43081, Providence, RI 02940-3081, or calling (877) 498-8861, or logging onto their Web site at http://www.computershare.com/investor.
Direct Deposit of Dividends
Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, Computershare Trust Co., Inc., at (800) 870-2340.
Other Information
The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2007 filing with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”), the Company’s annual written affirmation on April 30, 2007, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s Corporate Governance listing standards.
A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation. Copies may also be obtained from the Company’s web site, www.averydennison.com, in the “Investors” section.

Avery Dennison Corporation
Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone: (626) 304-2000
Fax: (626) 792-7312
Mailing Address:
P.O. Box 7090
Pasadena, California 91109-7090
Stock and Dividend Data
Common shares of Avery Dennison are listed on the NYSE.
Ticker symbol: AVY

	2007		2006
	High	Low	High	Low

Market Price (1)
First Quarter	$69.67	$63.46	$61.54	$56.33
Second Quarter	66.70	62.20	63.46	55.09
Third Quarter	68.49	55.31	61.97	56.95
Fourth Quarter	59.30	49.69	69.11	60.10

(1)	Prices shown represent closing prices on the NYSE

	2007	2006

Dividends Per Common Share
First Quarter	$.40	$.39
Second Quarter	.40	.39
Third Quarter	.40	.39
Fourth Quarter	.41	.40

Total	$1.61	$1.57

Number of shareholders of record as of year end	8,998	9,556