Form 10-K, Exhibit 13
period 2008-12-27
AVERY DENNISON CORPORATION
filed 2009-02-25
CIK 8818

Our Segments / Businesses at a Glance

£129
£129
£129

Segment / Businesses	**Pressure-sensitive Materials**	**Retail Information Services**
	• Roll Materials • Graphics and Reflective Products • Performance Polymers	• Information and Brand Management • Printer Systems • Fastener
Sales (In millions)	**$3,644**	**$1,548**
Percent of Total Sales	**54%**	**23%**
Brand(s)	**Fasson, Avery Graphics, Avery Dennison**	**Avery Dennison, Monarch**
Products	Pressure-sensitive roll materials, graphics and reflective materials; water- and solvent-based performance polymer adhesives; and engineered films	A wide variety of information and brand management solutions that include graphic tags and labels, variable data tags and labels, woven labels, printed fabric labels, heat transfers, patches and specialty trim, eco-friendly solutions, packaging and security solutions, in-plant printing, RFID solutions, designer trim collections, supply chain solutions and Web services, as well as barcode printers, software solutions, molded plastic fasteners and application devices
Customers / End-users	Global label converters, consumer products package designers and manufacturers, industrial manufacturers, printers, designers, sign manufacturers and graphic vendors	Global retailers and brand owners, apparel and consumer goods manufacturers, restaurant and food service chains, grocery and drugstore chains, and a variety of other industries serviced via resellers

01 Avery Dennison

AVERY

Office and Consumer Products

- Office Products

$936

14%

Avery

Self-adhesive labels, software, binders, sheet protectors, dividers, online templates and printing, writing instruments, T-shirt transfers and do-it-yourself card products

Office products superstores, major retailers, office professionals, school administrators, small business owners and consumers

44

Other specialty converting businesses

$582

9%

Avery Dennison

Specialty tapes, industrial adhesives, architectural and engineered films, automotive decorative interior films, automotive exterior films and labels, metallized pigments, self-adhesive postage stamps, RFID inlays and durable tags

Industrial and original equipment manufacturers, medical products and device manufacturers, converters, packagers and consumer products companies

Sticking to the Fundamentals 7

Office and Consumer Other specialty Products converting businesses (+) Office Products (+) Specialty Tape ( +) Radio Frequency Identification (RFID) ( +) Industrial and Automotive Products ( +) Security Printing ( +) Performance Films $936 $582 14% 9% Avery Avery Dennison Self-adhesive labels, software, binders, Specialty tapes, industrial adhesives, sheet protectors, dividers, online templates architectural and engineered films, automotive and printing, writing instruments, T-shirt decorative interior films, automotive exterior transfers and do-it-yourself card products films and labels, metallized pigments, self- adhesive postage stamps, RFID inlays and durable tags Office products superstores, major retailers, Industrial and original equipment manufacturers,- office professionals, school administrators, medical products and device small business owners and consumers manufacturers, converters, packagers and consumer products companies Sticking to the Fundamentals 7

Five-year Summary

		2008		2007		2006		2005		2004(1)

(Dollars in millions, except %	5-Year Compound
and per share amounts)	Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	7.2%	$6,710.4	100.0	$6,307.8	100.0	$5,575.9	100.0	$5,473.5	100.0	$5,317.0	100.0
Gross profit	5.5	1,727.0	25.7	1,722.4	27.3	1,538.0	27.6	1,476.9	27.0	1,425.5	26.8
Marketing, general and administrative expense	7.9	1,304.3	19.4	1,182.5	18.7	1,011.1	18.1	987.9	18.0	957.4	18.0
Interest expense	14.6	115.9	1.7	105.2	1.7	55.5	1.0	57.9	1.1	58.7	1.1
Other expense, net(2)	3.5	36.2	0.5	59.4	0.9	36.2	0.6	63.6	1.2	35.2	0.7
Income from continuing operations before taxes	(4.3)	270.6	4.0	375.3	5.9	435.2	7.8	367.5	6.7	374.2	7.0
Provision for income taxes	(45.4)	4.5	0.1	71.8	1.1	76.7	1.4	75.3	1.4	93.9	1.8
Income from continuing operations	1.7	266.1	4.0	303.5	4.8	358.5	6.4	292.2	5.3	280.3	5.3
Income (loss) from discontinued operations, net of tax(3)	N/A	–	N/A	–	N/A	14.7	N/A	(65.4)	N/A	(1.3)	N/A
Net income	(0.1)	266.1	4.0	303.5	4.8	373.2	6.7	226.8	4.1	279.0	5.2

		2008		2007		2006		2005		2004

Per Share Information
Income per common share from continuing operations	1.9%	$2.70		$3.09		$3.59		$2.92		$2.81
Income per common share from continuing operations, assuming dilution	2.0	2.70		3.07		3.57		2.91		2.79
Net income per common share	0.1	2.70		3.09		3.74		2.27		2.79
Net income per common share, assuming dilution	0.2	2.70		3.07		3.72		2.26		2.78
Dividends per common share	2.5	1.64		1.61		1.57		1.53		1.49
Weighted-average common shares outstanding	(0.2)	98.4		98.1		99.8		100.1		99.9
Weighted-average common shares outstanding, assuming dilution	(0.3)	98.7		98.9		100.4		100.5		100.5
Book value at fiscal year end	5.9	$17.78		$20.22		$17.26		$15.26		$15.56
Market price at fiscal year end	(10.4)	31.53		53.41		67.93		55.27		59.97
Market price range		25.02 to		49.69 to		55.09 to		50.30 to		54.90 to
		53.14		69.67		69.11		62.53		65.78

At Year End
Working capital		$(127.6)		$(419.3)		$(12.1)		$56.0		$173.4
Property, plant and equipment, net		1,493.0		1,591.4		1,309.4		1,295.7		1,374.4
Total assets		6,035.7		6,244.8		4,324.9		4,228.9		4,420.9
Long-term debt		1,544.8		1,145.0		501.6		723.0		1,007.2
Total debt		2,209.8		2,255.8		968.0		1,087.7		1,211.7
Shareholders’ equity		1,750.0		1,989.4		1,696.2		1,521.6		1,558.0

Number of employees		35,700		37,300		22,700		22,600		21,400

Other Information
Depreciation expense(4)		$204.6		$184.1		$153.8		$154.2		$145.8
Research and development expense(4)		94.0		95.5		87.9		85.4		81.8
Effective tax rate(4)		1.7%		19.1%		17.6%		20.5%		25.1%
Total debt as a percent of total capital		55.8		53.1		36.3		41.7		43.7
Return on average shareholders’ equity (percent)		13.1		16.5		22.7		14.5		19.5
Return on average total capital (percent)		8.8		10.6		15.7		10.0		12.1

(1)	Results for 2004 reflect a 53-week period.

(2)	2008 includes net pretax charges of $36.2 for restructuring costs, asset impairment and lease cancellation charges and other items.
2007 includes net pretax charges of $59.4 for asset impairment charges, restructuring costs, lease cancellation charges and other items.
2006 includes net pretax charges of $36.2 for restructuring costs, asset impairment and lease cancellation charges, environmental remediation and other items, partially offset by gain on sale of investment and assets.
2005 includes net pretax charge of $63.6 for restructuring costs, asset impairment and lease cancellation charges and legal accrual related to a lawsuit, partially offset by gain on sale of assets.
2004 includes pretax charges of $35.2 for restructuring costs, asset impairment and lease cancellation charges.

(3)	Results for 2006 include a tax benefit of $14.9 due to capital losses arising from the sale of discontinued operations and a pretax gain on the sale of discontinued operations of $1.3.
Results for 2005 include impairment charges for goodwill and intangible assets of $74.4 associated with the expected divestiture of a business.

(4)	Amounts related to continuing operations.

Stockholder Return Performance
The following graph compares the Company’s cumulative stockholder return on its common stock, including the reinvestment of dividends, with the return on the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”) and the average return, weighted by market capitalization, of the peer group set forth below (“Peer Group”) for the five-year period ending December 31, 2008. The Company has also included the median return of the Peer Group in the graph as an additional comparison.
The Peer Group is comprised of Air Products & Chemicals Inc., ArvinMeritor Inc., Baker-Hughes Incorporated, Ball Corporation, Bemis Company, Inc., Black & Decker Corporation, Cabot Corporation, Cooper Tire & Rubber Co., Crane Company, Crown Holdings Inc., Cummins Inc., Dana Holding Corporation, Danaher Corporation, Dover Corporation, Eaton Corporation, Ecolab Incorporated, Ferro Corporation, FMC Corporation, Fuller (H. B.) Company, Goodrich Corporation, Grace (W R) & Company, Harley-Davidson Inc., Harris Corporation, Harsco Corporation, Illinois Tool Works Incorporated, Ingersoll-Rand Company, MASCO Corporation, MeadWestvaco Corporation, NACCO Industries, Newell Rubbermaid Incorporated, Olin Corporation, Owens-Illinois, Inc., PACCAR Inc., Parker-Hannifin Corporation, Pentair Inc., Pitney Bowes Incorporated, PolyOne Corporation, Potlatch Corporation, P.P.G. Industries Incorporated, The Sherwin-Williams Company, Smurfit-Stone Container Corporation, Snap-On Incorporated, Sonoco Products Company, Stanley Works, Tecumseh Products Company, Temple-Inland Inc., Thermo Fisher Scientific Inc., Thomas & Betts Corporation, Timken Company and Trinity Industries.
During 2008, Sequa Corp. was acquired by the private equity firm The Carlyle Group and Hercules Inc. was acquired by Ashland Inc. These companies were deleted from the Peer Group. In 2008, Owens-Illinois Inc. and Cooper Tire & Rubber Co. were added to the Peer Group, both of which have been included for all periods.

Comparison of Five-Year Cumulative Total Return
as of December 31, 2008

Total Return Analysis(1)

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08

Avery Dennison Corp	$100.00	$109.71	$103.96	$131.07	$105.29	$67.40
S&P 500 Index	100.00	110.87	116.31	134.67	142.06	89.51
Market Basket (Weighted Average)(2)	100.00	128.78	132.23	161.17	207.87	120.62
Market Basket (Median)	100.00	124.01	122.92	151.95	152.40	104.59

(1)	Assumes $100 invested on December 31, 2003, and the reinvestment of dividends; chart reflects performance on a calendar year basis.

(2)	Weighted average is weighted by market capitalization.

Stock price performance reflected in the above graph is not necessarily indicative of future price performance.

Avery Dennison 2008 Annual Report

 CONSOLIDATED BALANCE SHEET

(Dollars in millions)	2008	2007

Assets
Current assets:
Cash and cash equivalents	$105.5	$71.5
Trade accounts receivable, less allowances of $57.3 and $64.2 at year end 2008 and 2007, respectively	988.9	1,113.8
Inventories, net	583.6	631.0
Current deferred and refundable income taxes	115.6	128.1
Other current assets	136.8	113.9

Total current assets	1,930.4	2,058.3
Property, plant and equipment, net	1,493.0	1,591.4
Goodwill	1,716.7	1,683.3
Other intangibles resulting from business acquisitions, net	303.6	314.2
Non-current deferred and refundable income taxes	168.9	59.9
Other assets	423.1	537.7

	$6,035.7	$6,244.8

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$665.0	$1,110.8
Accounts payable	672.9	679.2
Accrued payroll and employee benefits	205.7	204.7
Accrued trade rebates	122.6	150.3
Current deferred and payable income taxes	59.6	31.4
Other accrued liabilities	332.2	301.2

Total current liabilities	2,058.0	2,477.6
Long-term debt	1,544.8	1,145.0
Long-term retirement benefits and other liabilities	566.5	391.5
Non-current deferred and payable income taxes	116.4	241.3
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value, authorized – 400,000,000 shares at year end 2008 and 2007; issued – 124,126,624 shares at year end 2008 and 2007; outstanding – 98,366,621 shares and 98,386,897 shares at year end 2008 and 2007, respectively	124.1	124.1
Capital in excess of par value	642.9	781.1
Retained earnings	2,381.3	2,290.2
Cost of unallocated ESOP shares	(1.2)	(3.8)
Employee stock benefit trust, 7,888,953 shares and 8,063,898 shares at year end 2008 and 2007, respectively	(246.9)	(428.8)
Treasury stock at cost, 17,841,050 shares and 17,645,829 shares at year end 2008 and 2007, respectively	(867.7)	(858.2)
Accumulated other comprehensive (loss) income	(282.5)	84.8

Total shareholders’ equity	1,750.0	1,989.4

	$6,035.7	$6,244.8

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share amounts)	2008	2007	2006

Net sales	$6,710.4	$6,307.8	$5,575.9
Cost of products sold	4,983.4	4,585.4	4,037.9

Gross profit	1,727.0	1,722.4	1,538.0
Marketing, general and administrative expense	1,304.3	1,182.5	1,011.1
Interest expense	115.9	105.2	55.5
Other expense, net	36.2	59.4	36.2

Income from continuing operations before taxes	270.6	375.3	435.2
Provision for income taxes	4.5	71.8	76.7

Income from continuing operations	266.1	303.5	358.5
Income from discontinued operations, net of tax (including gain on disposal of $1.3 and tax benefit of $14.9 in 2006)	–	–	14.7

Net income	$266.1	$303.5	$373.2

Per share amounts:
Net income per common share:
Continuing operations	$2.70	$3.09	$3.59
Discontinued operations	–	–	.15

Net income per common share	$2.70	$3.09	$3.74

Net income per common share, assuming dilution:
Continuing operations	$2.70	$3.07	$3.57
Discontinued operations	–	–	.15

Net income per common share, assuming dilution	$2.70	$3.07	$3.72

Dividends	$1.64	$1.61	$1.57

Average shares outstanding:
Common shares	98.4	98.1	99.8
Common shares, assuming dilution	98.7	98.9	100.4

Common shares outstanding at year end	98.4	98.4	98.3

See Notes to Consolidated Financial Statements

Avery Dennison 2008 Annual Report

 CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

				Cost of	Employee		Accumulated
	Common	Capital in		unallocated	stock		other
	stock, $1	excess of	Retained	ESOP	benefit	Treasury	comprehensive
(Dollars in millions, except per share amounts)	par value	par value	earnings	shares	trusts	stock	income (loss)	Total

Fiscal year ended 2005	$124.1	$729.5	$1,955.0	$(7.7)	$(552.0)	$(638.2)	$(89.1)	$1,521.6
Comprehensive income:
Net income			373.2					373.2
Other comprehensive income:
Foreign currency translation adjustment							101.0	101.0
Effective portion of gains or losses on cash flow hedges, net of tax of $1.8							(3.1)	(3.1)
Minimum pension liability adjustment, net of tax of $.6							(2.2)	(2.2)

Other comprehensive income							95.7	95.7

Total comprehensive income								468.9
Adjustment to initially adopt SFAS No. 158:
Adjustment to minimum pension liability to initially apply SFAS No. 158, net of tax of $(59.2)							114.0	114.0
Net actuarial loss, prior service cost and net transition obligation, net of tax of $62.2							(170.8)	(170.8)
Effects of changing pension plan measurement date pursuant to SFAS No. 158:
Service cost, interest cost, and expected return on plan assets for December 1 – December 30, 2006, net of tax			(.8)					(.8)
Amortization of prior service cost for December 1 – December 30, 2006, net of tax							.1	.1
Repurchase of 2,524,194 shares for treasury, net of shares issued						(168.5)		(168.5)
Stock issued under option plans, including $22.7 of tax and dividends paid on stock held in stock trusts		30.4			71.1			101.5
Dividends: $1.57 per share			(171.8)					(171.8)
ESOP transactions, net				2.0				2.0
Employee stock benefit trusts market value adjustment		121.6			(121.6)			–

Fiscal year ended 2006	124.1	881.5	2,155.6	(5.7)	(602.5)	(806.7)	(50.1)	1,696.2
Comprehensive income:
Net income			303.5					303.5
Other comprehensive income:
Foreign currency translation adjustment							105.5	105.5
Effective portion of gains or losses on cash flow hedges, net of tax of $(.1)							.2	.2
Net actuarial loss, prior service cost and net transition asset, net of tax of $(10)							29.2	29.2

Other comprehensive income							134.9	134.9

Total comprehensive income								438.4
Effects of adopting FIN 48			2.9					2.9
Repurchase of 758,781 shares for treasury, net of shares issued						(51.5)		(51.5)
Stock issued under option plans, including $19.3 of tax and dividends paid on stock held in stock trusts		19.3			54.0			73.3
Dividends: $1.61 per share			(171.8)					(171.8)
ESOP transactions, net				1.9				1.9
Employee stock benefit trusts market value adjustment		(119.7)			119.7			–

Fiscal year ended 2007	124.1	781.1	2,290.2	(3.8)	(428.8)	(858.2)	84.8	1,989.4
Comprehensive income:
Net income			266.1					266.1
Other comprehensive income:
Foreign currency translation adjustment							(177.3)	(177.3)
Effective portion of gains or losses on cash flow hedges, net of tax of $(.6)							1.0	1.0
Net actuarial loss, prior service cost and net transition asset, net of tax of $(103.5)							(191.0)	(191.0)

Other comprehensive income							(367.3)	(367.3)

Total comprehensive income								(101.2)
Repurchase of 195,221 shares for treasury, net of shares issued						(9.5)		(9.5)
Stock issued under option plans, including $13.4 of tax and dividends paid on stock held in stock trusts		36.2			7.5			43.7
Dividends: $1.64 per share			(175.0)					(175.0)
ESOP transactions, net				2.6				2.6
Employee stock benefit trusts market value adjustment		(174.4)			174.4			–

Fiscal year ended 2008	$124.1	$642.9	$2,381.3	$(1.2)	$(246.9)	$(867.7)	$(282.5)	$1,750.0

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	2008	2007	2006

Operating Activities
Net income	$266.1	$303.5	$373.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	204.6	184.1	154.3
Amortization	73.8	58.8	47.1
Provision for doubtful accounts	17.7	18.7	31.8
Asset impairment and net loss (gain) on sale and disposal of assets of $6.5, $10.9, and $(13.9) in 2008, 2007, and 2006, respectively	16.8	44.0	(7.8)
Stock-based compensation	29.0	21.6	24.1
Other non-cash items, net	(1.1)	(6.6)	1.0
Changes in assets and liabilities and other adjustments, net of the effect of business acquisitions and divestitures:
Trade accounts receivable	57.7	(17.7)	(34.1)
Inventories	16.5	(5.3)	(24.6)
Other current assets	(30.0)	18.8	(45.6)
Accounts payable and accrued liabilities	(15.8)	(87.1)	8.9
Taxes on income	34.3	6.1	12.6
Deferred taxes	(114.2)	(37.5)	(7.3)
Other assets	20.8	(17.1)	(11.0)
Long-term retirement benefits and other liabilities	(36.5)	15.1	(11.8)

Net cash provided by operating activities	539.7	499.4	510.8

Investing Activities
Purchase of property, plant and equipment	(128.5)	(190.5)	(161.9)
Purchase of software and other deferred charges	(63.1)	(64.3)	(33.4)
Payments for acquisitions	(131.2)	(1,291.9)	(13.4)
Proceeds from sale of investments, net	17.2	–	16.3
Proceeds from sale of businesses	–	–	19.1
Other	12.1	3.5	18.4

Net cash used in investing activities	(293.5)	(1,543.2)	(154.9)

Financing Activities
Net (decrease) increase in borrowings (maturities of 90 days or less)	(390.1)	792.2	(137.8)
Additional borrowings (maturities longer than 90 days)	400.1	688.8	–
Payments of debt (maturities longer than 90 days)	(50.7)	(222.0)	(2.3)
Dividends paid	(175.0)	(171.8)	(171.8)
Purchase of treasury stock	(9.8)	(63.2)	(157.7)
Proceeds from exercise of stock options, net	2.7	38.1	54.1
Other	14.3	(6.7)	17.7

Net cash (used in) provided by financing activities	(208.5)	1,055.4	(397.8)

Effect of foreign currency translation on cash balances	(3.7)	1.4	1.9

Increase (decrease) in cash and cash equivalents	34.0	13.0	(40.0)
Cash and cash equivalents, beginning of year	71.5	58.5	98.5

Cash and cash equivalents, end of year	$105.5	$71.5	$58.5

See Notes to Consolidated Financial Statements

Avery Dennison 2008 Annual Report

 Notes to Consolidated Financial Statements

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Avery Dennison Corporation (the “Company”) is an industry leader that develops innovative identification and decorative solutions for businesses and consumers worldwide. The Company’s products include pressure-sensitive labeling materials; graphics imaging media; retail apparel ticketing and branding systems; RFID inlays and tags; office products; specialty tapes; and a variety of specialized labels for automotive, industrial and durable goods applications.

Principles of Consolidation
The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation. Investments in certain affiliates (20% to 50% ownership) are accounted for by the equity method of accounting. Investments representing less than 20% ownership are accounted for by the cost method of accounting.

Financial Presentation
Certain prior year amounts have been reclassified to conform with the current year presentation.

Change in Accounting Method
Beginning in the fourth quarter of 2007, the Company changed its method of accounting for inventories for the Company’s U.S. operations from a combination of the use of the first-in, first-out (“FIFO”) and the last-in, first-out (“LIFO”) methods to the FIFO method. The inventories for the Company’s international operations continue to be valued using the FIFO method. The Company believes the change is preferable as the FIFO method better reflects the current value of inventories on the Consolidated Balance Sheet; provides better matching of revenue and expense in the Consolidated Statement of Income; provides uniformity across the Company’s operations with respect to the method for inventory accounting; and enhances comparability with peers. Furthermore, this application of the FIFO method is consistent with the Company’s accounting of inventories for U.S. income tax purposes.
The change in accounting method from LIFO to FIFO method was completed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections.” The Company applied the change in accounting principle by retrospectively restating prior years’ financial statements. As a result of the change in the Company’s policy for accounting for inventory, pretax income for the years ended December 29, 2007 and December 30, 2006 was increased by $1.1 million and $9.6 million, respectively.

Segment Reporting
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in SFAS No. 131, the Company has determined that it has three reportable segments for financial reporting purposes:

o	Pressure-sensitive Materials — manufactures and sells pressure-sensitive roll label materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and extruded films
o	Retail Information Services — designs, manufactures and sells a wide variety of price marking and brand identification products, including tickets, tags and labels, and related services, supplies and equipment
o	Office and Consumer Products — manufactures and sells a variety of office and consumer products, including labels, binders, dividers, sheet protectors, and writing instruments

Certain reporting units are aggregated or combined based on materiality, quantitative factors, and similar qualitative economic characteristics, including primary products, production processes, customers, and distribution methods. Reporting units that do not exceed the quantitative thresholds or are not considered for aggregation are reported in a category entitled “other specialty converting businesses,” which is comprised of several businesses that produce specialty tapes and highly engineered labels, including radio-frequency identification (“RFID”) inlays and other converted products.
In 2008, the Pressure-sensitive Materials segment contributed approximately 54% of the Company’s total sales, while the Retail Information Services segment and the Office and Consumer Products segment contributed approximately 23% and 14%, respectively, of the Company’s total sales. The other specialty converting businesses contributed the remaining 9% of the Company’s total sales. International and domestic operations generated approximately 67% and 33%, respectively, of the Company’s total sales in 2008. Refer to Note 12, “Segment Information,” for further information.

Fiscal Year
The Company’s 2008, 2007 and 2006 fiscal years reflected 52-week periods ending December 27, 2008, December 29, 2007, and December 30, 2006, respectively. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

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

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying value of these assets approximates fair value due to the short maturity of the instruments. Cash paid for interest and income taxes was as follows:

(In millions)	2008	2007	2006

Interest, net of capitalized amounts	$114.6	$93.6	$52.0
Income taxes, net of refunds	77.0	106.2	60.4

In 2008, 2007 and 2006, non-cash activities included accruals for capital expenditures of approximately $5 million, $14 million and $18 million, respectively, due to the timing of payments. In 2005, fixed assets acquired through capital leases totaled approximately $9 million. These

Notes to Consolidated Financial Statements (continued)

assets were sold and leased-back in 2006, under an operating lease. Additionally in 2006, non-cash activities included approximately $11 million in purchases of treasury stock, which were completed in late 2006 but not settled until January 2007.

Accounts Receivable
The Company records trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. The Company records these allowances based on estimates related to the following factors:

o	Customer-specific allowances
o	Amounts based upon an aging schedule
o	An estimated amount, based on the Company’s historical experience

No single customer represented 10% or more of the Company’s net sales or trade receivables at year end 2008 and 2007. However, the ten largest customers at year end 2008 represented approximately 13% of trade accounts receivable and consisted of five customers of the Company’s Office and Consumer Products segment, four customers of the Pressure-sensitive Materials segment and one customer of both these segments. The Company does not generally require its customers to provide collateral, but the financial position and operations of these customers are monitored on an ongoing basis.

Inventories
Inventories are stated at the lower of cost or market value.

Inventories at year end were as follows:

(In millions)	2008	2007

Raw materials	$256.2	$252.6
Work-in-progress	143.4	151.5
Finished goods	248.6	304.2

Inventories at lower of FIFO cost or market (approximates replacement cost)	648.2	708.3
Inventory reserves	(64.6)	(77.3)

Inventories, net	$583.6	$631.0

Property, Plant and Equipment
Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2008	2007

Land	$68.4	$69.7
Buildings and improvements	745.5	733.6
Machinery and equipment	2,301.5	2,278.2
Construction-in-progress	57.7	114.4

Property, plant and equipment	3,173.1	3,195.9
Accumulated depreciation	(1,680.1)	(1,604.5)

Property, plant and equipment, net	$1,493.0	$1,591.4

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
Capitalized software, which is included in “Other assets” in the Consolidated Balance Sheet, is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to fifteen years. Capitalized software costs were as follows:

(In millions)	2008	2007

Cost	$335.5	$293.1
Accumulated amortization	(188.0)	(167.1)

	$147.5	$126.0

Impairment of Long-lived Assets
Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. Historically, changes in market conditions and management strategy have caused the Company to reassess the carrying amount of its long-lived assets. Refer to Note 10, “Cost Reduction Actions,” for details of impairment charges recorded in 2008, 2007 and 2006.

Goodwill and Other Intangibles Resulting from
Business Acquisitions
Business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets. Other identifiable intangibles include trademarks and trade names, patents and other acquired technology, customer relationships and other intangibles.

Avery Dennison 2008 Annual Report

The Company’s reporting units for the purpose of performing the impairment tests for goodwill consist of roll materials; retail information services; office and consumer products; graphics and reflective products; industrial products; and business media. For the purpose of performing the required impairment tests, a present value (discounted cash flow) method was used to determine the fair value of the reporting units with goodwill. The Company performs its annual impairment test of goodwill during the fourth quarter.
The Company’s reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of the Company’s business relative to expected operating results, significant adverse economic and industry trends, significant decline in the Company’s market capitalization for an extended period of time relative to net book value, and a decision to divest an individual business within a reporting unit.
Goodwill impairment is determined using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.
The second step, if necessary, compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.
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
Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency) increased net income by $16.1 million in 2008, $1.4 million in 2007, and $1.3 million in 2006. In 2008, transactions in foreign currencies included a foreign currency net gain related to certain intercompany transactions of approximately $9 million. These results exclude the effects of translation of foreign currencies on the Company’s financial statements.
In 2008 and 2007, the Company had no operations in hyperinflationary economies. In 2006, the only hyperinflationary economy in which the Company operated was the Dominican Republic, in which the Company uses the U.S. dollar as the functional currency.

Financial Instruments
For purposes of this section of Note 1 and Note 5, “Financial Instruments,” the terms “cash flow hedge,” “derivative instrument,” “fair value,” “fair value hedge,” “financial instrument,” “firm commitment,” “ineffective,” and “highly effective” are used as these terms are defined in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and SFAS No. 157, “Fair Value Measurements.”
The Company enters into certain foreign exchange hedge contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the U.S. The Company enters into certain interest rate contracts to help manage its exposure to interest rate fluctuations. The Company also enters into certain natural gas and other commodity futures contracts to hedge price fluctuations for a portion of its anticipated domestic purchases. The maximum length of time in which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is generally 12 to 24 months.
On the date the Company enters into a derivative contract, it determines whether the derivative will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheet at fair value, with changes in the fair value recognized in earnings. Those derivatives designated as hedges are classified as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge); or (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge). The Company generally does not purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.
The Company assesses, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, the Company prospectively discontinues hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive income, and the ineffective portion is reported in earnings. Amounts in accumulated other comprehensive (loss) income are reclassified into earnings in the same period during which the hedged forecasted transaction is consummated. In the event the anticipated transaction is no longer likely to occur, the Company recognizes the change in fair value of the instrument in current period earnings. Changes in fair value hedges are recognized in current period earnings. Changes in the fair value of underlying hedged items (such as recognized assets or liabilities) are also recognized in current period earnings and offset the changes in the fair value of the derivative.
In the Statement of Cash Flows, hedge transactions are classified in the same category as the item hedged, primarily in operating activities.

Fair Value Measurements
Beginning in 2008, the Company adopted SFAS No. 157, “Fair Value Measurements,” except as it applies to non-financial assets and non-financial liabilities subject to FASB Staff Position (“FSP”) No. 157-2. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, and expands disclosures about fair value measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in

Notes to Consolidated Financial Statements (continued)

which little or no market data exists, therefore requiring an entity to develop its own assumptions to determine the best estimate of fair value.
See also Note 14, “Fair Value Measurements.”

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

Advertising Costs
Advertising costs included in “Marketing, general and administrative expense” were $22.6 million in 2008, $31 million in 2007, and $16.2 million in 2006. The Company’s policy is to expense advertising costs as incurred.

Research and Development
Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense was $94 million in 2008, $95.5 million in 2007, and $87.9 million in 2006.

Pension and Postretirement Benefits
Assumptions used in determining projected benefit obligations and the fair value of plan assets for the Company’s pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that the Company determines that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the actuarial assumptions that the Company uses may differ from actual results, which could have a significant impact on the Company’s pension and postretirement liability and related cost. Refer to Note 6, “Pension and Other Postretirement Benefits,” for further information on such assumptions.

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
Product warranty liabilities were as follows:

(In millions)	2008	2007	2006

Balance at beginning of year	$2.5	$1.9	$2.5
Accruals for warranties issued	.2	.8	.7
Assumed accrued warranty liability(1)	–	.5	–
Payments	(.8)	(.7)	(1.3)

Balance at end of year	$1.9	$2.5	$1.9

(1)	Related to the Paxar acquisition

Stock-Based Compensation
The terms used in this section of Note 1 and Note 9, “Shareholders’ Equity and Stock-Based Compensation,” including “short-cut method” and “windfall tax benefit,” are as defined in SFAS No. 123(R), “Share-Based Payment.”
The Company’s stock-based compensation expense is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period. The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected volatility, risk-free interest rate and the expected life of the options. The Company recognizes expense for stock-based compensation in accordance with the provisions of the SFAS No. 123(R).
The Company uses the short-cut method to calculate the historical pool of windfall tax benefits related to employee stock-based compensation awards, in accordance with the provisions of SFAS No. 123(R). In addition, the Company elected to follow the tax ordering laws to determine the sequence in which deductions and net operating loss carryforwards are utilized, as well as the direct-only approach to calculating the amount of windfall or shortfall tax benefits.
See also Note 9, “Shareholders’ Equity and Stock-Based Compensation.”

Environmental Expenditures
Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. The Company reviews each reporting period its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a range of the cost of compliance or remediation can be estimated, the best estimate within the range is accrued. When the best

Avery Dennison 2008 Annual Report

estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. Refer to Note 8, “Contingencies,” for further information.
In December 2005, the Company adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” As a result, the Company recognized a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within the control of the Company. Certain potential obligations have not been included in the Company’s estimate, because the range of time over which the Company may settle the obligation or the method of settlement is unknown or cannot be reasonably estimated. The Company’s estimated liability associated with asset retirement obligations was not significant as of December 27, 2008.

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
Pursuant to SFAS No. 109, “Accounting for Income Taxes,” when establishing a valuation allowance, the Company considers future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” SFAS No. 109 defines a tax planning strategy as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event the Company determines that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets is charged to earnings in the period in which the Company makes such a determination. The Company has also acquired certain net deferred tax assets with existing valuation allowances. If it is later determined that it is more likely than not that the deferred tax assets will be realized, the Company will release the valuation allowance to current earnings or adjust the purchase price allocation.
The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.
The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time, pursuant to FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” At the beginning of the first quarter of 2007 (December 31, 2006), the Company adopted the provisions of FIN 48 and recognized a decrease of $2.9 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the beginning balance of retained earnings. FIN 48 requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured pursuant to FIN 48 and tax position taken or expected to be taken on the tax return. To the extent that the Company’s assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense.
Investment tax credits are accounted for in the period earned in accordance with the flow-through method.
See also Note 11, “Taxes Based on Income.”

Notes to Consolidated Financial Statements (continued)

Net Income Per Share
Net income per common share amounts were computed as follows:

(In millions, except per share amounts)		2008	2007	2006

(A)	Income from continuing operations	$266.1	$303.5	$358.5
(B)	Income from discontinued operations	–	–	14.7

(C)	Net income available to common shareholders	$266.1	$303.5	$373.2

(D)	Weighted-average number of common shares outstanding	98.4	98.1	99.8
	Dilutive shares (additional common shares issuable under employee stock options, PUs, RSUs and restricted stock)	.3	.8	.6

(E)	Weighted-average number of common shares outstanding, assuming dilution	98.7	98.9	100.4

	Income from continuing operations per common share (A) ÷ (D)	$2.70	$3.09	$3.59
	Income from discontinued operations per common share (B) ÷ (D)	–	–	.15

	Net income per common share (C) ÷ (D)	$2.70	$3.09	$3.74

	Income from continuing operations per common share, assuming dilution (A) ÷ (E)	$2.70	$3.07	$3.57
	Income from discontinued operations per common share, assuming dilution (B) ÷ (E)	–	–	.15

	Net income per common share, assuming dilution (C) ÷ (E)	$2.70	$3.07	$3.72

Certain employee stock options and RSUs were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Employee stock options and RSUs excluded from the computation represented an aggregate of 10.4 million shares in 2008, 4.4 million shares in 2007, and 4.6 million shares in 2006.

Comprehensive Income
Comprehensive income includes net income, foreign currency translation adjustment, net actuarial loss, prior service cost and net transition assets, net of tax, and the gains or losses on the effective portion of cash flow and firm commitment hedges, net of tax, that are currently presented as a component of shareholders’ equity. The Company’s total comprehensive (loss) income was $(101.2) million, $438.4 million and $468.9 million for 2008, 2007 and 2006, respectively.
The components of accumulated other comprehensive (loss) income (net of tax, with the exception of the foreign currency translation adjustment), at year end were as follows:

(In millions)	2008	2007

Foreign currency translation adjustment	$65.8	$243.1
Net actuarial loss, prior service cost and net transition assets, less amortization	(332.5)	(141.5)
Net loss on derivative instruments designated as cash flow and firm commitment hedges	(15.8)	(16.8)

Accumulated other comprehensive (loss) income	$(282.5)	$84.8

Cash flow and firm commitment hedging instrument activities in other comprehensive (loss) income, net of tax, were as follows:

(In millions)	2008	2007

Beginning accumulated derivative loss	$(16.8)	$(17.0)
Net (gain) loss reclassified to earnings	(2.9)	10.5
Net change in the revaluation of hedging transactions	3.9	(10.3)

Ending accumulated derivative loss	$(15.8)	$(16.8)

Business Combinations
The Company accounts for business combinations using the accounting requirements of SFAS No. 141, “Business Combinations.” In accordance with SFAS No. 141, the Company records the assets acquired and liabilities assumed from acquired businesses at fair value, and the Company makes estimates and assumptions to determine such fair values.
The Company utilizes a variety of assumptions and estimates that are believed to be reasonable in determining fair value for assets acquired and liabilities assumed. These assumptions and estimates include estimated future cash flows, growth rates, current replacement cost for similar capacity for certain assets, market rate assumptions for certain obligations and certain potential costs of compliance with environmental laws related to remediation and cleanup of acquired properties. The Company also utilizes information obtained from management of the acquired businesses and its historical experience from previous acquisitions.
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

Avery Dennison 2008 Annual Report

Recent Accounting Requirements
In December 2008, the FASB issued FASB Staff Position FSP 132(R)-1, “Employers Disclosures about Postretirement Benefit Plan Assets,” which provides additional guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of the Company’s pension and postretirement benefits plans. The Company is currently evaluating the disclosure implications of this Statement.
In August 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 08-07, “Accounting for Defensive Intangible Assets.” This issue clarifies that a defensive intangible asset should be accounted for as a separate unit of accounting. This applies to all intangible assets acquired, including intangible assets acquired in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (defensive assets). FSP-EITF 08-07 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on December 15, 2008. The Company is currently evaluating the impact of this Statement on the Company’s financial results of operations and financial position.
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Under this issue, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP-EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and requires retrospective application. The Company is currently evaluating the impact of adopting FSP-EITF 03-6-1 on its earnings per share.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the “Hierarchy”). The Hierarchy within SFAS No. 162 is consistent with that previously defined in the AICPA Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 is effective 60 days following the United States Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of SFAS No. 162 will not have a material effect on the Consolidated Financial Statements because the Company has utilized the guidance within SAS No. 69.
In April 2008, the FASB directed the FASB Staff to issue FSP No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used for purposes of determining the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS No. 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. The Company is currently evaluating the impact of this Statement on the Company’s financial results of operations and financial position.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.” This Statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as well as related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company is currently evaluating the disclosure implications of this Statement.
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Review Board (“ARB”) No. 51.” This Statement is effective for fiscal years and interim periods, beginning on or after December 15, 2008, with earlier adoption prohibited. This Statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS No. 141(R). This Statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The Company is currently evaluating the impact of this Statement on the Company’s financial results of operations and financial position.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” This Statement replaces SFAS No. 141, “Business Combinations,” and defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This Statement’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. In general, SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date as the fair value measurement point; and modifies the disclosure requirements. This Statement applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of this Statement on the Company’s financial results of operations and financial position. However, starting fiscal 2009, accounting for changes in valuation allowances for acquired deferred tax assets ($40.8 million, if recognized) and the resolution of uncertain tax positions ($48.2 million, if recognized) for prior business combinations will impact tax expense instead of goodwill.

Notes to Consolidated Financial Statements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FAS 115 (February 2007).” This Statement details the disclosures required for items measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not affect the Company’s financial results of operations or financial position as the Company did not elect the fair value option for its eligible financial assets or liabilities.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for fiscal years and interim periods after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies to all financial assets and liabilities and to all non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS No. 157 defines fair value based upon an exit price model. In connection with the issuance of SFAS No. 157, the FASB issued FSP Nos. 157-1 and 157-2. FSP No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions. FSP No. 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted SFAS No. 157 as of the beginning of 2008 fiscal year, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities. Non-recurring non-financial assets and non-financial liabilities for which the Company has not applied the provisions of SFAS No. 157 include those measured at fair value in goodwill impairment testing, indefinitely-lived intangible assets measured at fair value for impairment testing, and those initially measured at fair value in business combinations. The adoption of SFAS No. 157 did not have a significant impact on the Company’s financial results of operations or financial position.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires (a) the recognition of funded status of a defined benefit postretirement plan in the statement of financial position and changes in the funded status through comprehensive income; (b) as a component of other comprehensive income, the recognition of actuarial gains and losses and the prior service costs and credits (net of tax) that arise during the period, but are not recognized in the income statement; (c) measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position; and (d) disclosure of additional information about certain effects on net periodic benefit cost for the next fiscal year, that arise from delayed recognition of the gains and losses, prior service costs or credits, and transition assets or obligations. The Company adopted all provisions of SFAS No. 158, including changing the measurement date of the majority of the U.S. plans to coincide with the fiscal year end. The adoption of SFAS No. 158 has reduced total shareholders’ equity by approximately $57 million, net of tax, in 2006. The adoption of SFAS No. 158 did not affect the Company’s financial results of operations as of December 30, 2006.

Related Party Transactions
From time to time, the Company enters into transactions in the normal course of business with related parties. Management believes that such transactions are at arm’s length and for terms that would have been obtained from unaffiliated third parties.
One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and a director of MC Insurance Services, Inc. (“MC”), Mullin Insurance Services, Inc. (“MINC”), and PWM Insurance Services, Inc. (“PWM”), executive compensation and benefit consultants and insurance agents. Mr. Mullin is also the majority stockholder of MC, MINC and PWM (collectively referred to as the “Mullin Companies”). In October 2008, the Mullin Companies’ executive benefit and insurance agency related entities (MC Insurance Agency Services, LLC — “MCIA,” MullinTBG Insurance Agency Services, LLC — “MullinTBG,” and MullinTBG Advisory Services — “MullinTBG Advisors”) were sold to Prudential Financial (“Prudential”). The Company paid premiums to insurance carriers for life insurance placed by the Mullin Companies in connection with various of the Company’s employee benefit plans. The Mullin Companies and Prudential have advised the Company that they earned commissions from such insurance carriers for the placement and renewal of this insurance. Approximately 50% of these commissions were allocated to and used by MullinTBG (a previous affiliate of MC and now a wholly-owned affiliate of Prudential) to administer benefit plans and provide benefit statement information to participants under various of the Company’s employee benefit plans. During 2008, MullinTBG also provided financial advisory services to participants in certain of the Company’s employee benefit plans. The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which the Company placed through the Mullin Companies, are issued by insurance carriers that participate in reinsurance agreements entered into between these insurance carriers and M Life Insurance Company (“M Life”), a wholly-owned subsidiary of MFH. Reinsurance returns earned by M Life are determined annually by the insurance carriers and can be negative or positive, depending upon the results of M Life’s aggregate reinsurance pool, which consists of the insured lives reinsured by M Life. The Mullin Companies have advised the Company that they participated in net reinsurance gains of M Life. In addition, the Mullin Companies have advised the Company that they also participated in net reinsurance gains of M Life that are subject to risk of forfeiture. None of these transactions were significant to the financial position or financial results of operations of the Company.

Avery Dennison 2008 Annual Report

Summary of Related Party Activity:

(In millions)	2008	2007	2006

Mullin Companies and Prudential commissions on the Company’s insurance premiums and advisory fees	$.6	$.4	$.5
Mr. Mullin’s direct & indirect interest in these commissions and fees	.3	.3	.4

Mullin Companies reinsurance gains (without risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	.2	.2	.3
Mr. Mullin’s direct & indirect interest in reinsurance gains (without risk of forfeiture)	.1	.1	.2

Mullin Companies reinsurance gains (subject to risk of forfeiture) ascribed by M Life to the Company’s life insurance policies	.05	.8	.6
Mr. Mullin’s direct & indirect interest in reinsurance gains (subject to risk of forfeiture)	.04	.5	.4

NOTE 2.	ACQUISITIONS

On June 15, 2007, the Company completed the acquisition of Paxar Corporation (“Paxar”), a global leader in retail tag, ticketing, and branding systems. In accordance with the terms of the acquisition agreement, each outstanding share of Paxar common stock, par value $0.10, was converted into the right to receive $30.50 in cash. At June 15, 2007, outstanding options to purchase Paxar Common Stock, shares of Paxar restricted stock and Paxar performance share awards were converted into weight-adjusted options to purchase the Company’s common stock, shares of the Company’s restricted stock and, at the Company’s election, shares of the Company’s restricted stock or the Company’s restricted stock units, respectively. Since the date of acquisition, certain of these equity awards have vested on an accelerated basis.
The Paxar operations are included in the Company’s Retail Information Services segment. The combination of the Paxar business into the Retail Information Services segment increases the Company’s presence in the retail information and brand identification market, combines complementary strengths and broadens the range of the Company’s product and service capabilities, improves the Company’s ability to meet customer demands for product innovation and improved quality of service, and facilitates expansion into new product and geographic segments. The integration of the acquisition into the Company’s operations has resulted in significant cost synergies.

Purchase Price Allocation
The total purchase price was approximately $1.33 billion for the outstanding shares of Paxar, including transaction costs of approximately $15 million. The acquisition was initially funded by commercial paper borrowings, supported by a bridge revolving credit facility (see Note 4, “Debt”).
In accordance with SFAS No. 141, “Business Combinations,” the allocation of the purchase price has been made and recorded in the Consolidated Financial Statements. During 2008, the Company recorded net adjustments of approximately $10 million to the purchase price allocation, which included adjustments related to environmental liability, restructuring liability, inventory, property, plant and equipment, intangible assets and certain tax assets and liabilities.
The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of the acquisition.

(In millions)	June 15, 2007

Current assets (including cash and cash equivalents of approximately $47 million)	$365.1
Property, plant, and equipment, net	250.8
Other assets	1.1
Intangible assets	241.6
Goodwill	941.6

Total assets acquired	$1,800.2

Current liabilities	222.1
Other long-term liabilities	220.3
Other equity	24.6

Total liabilities and other equity	$467.0

Net assets acquired	$1,333.2

As a result of the Paxar acquisition, the Company assumed liabilities of approximately $442 million, including accounts payable and other current and long-term liabilities. Included in this amount is approximately $5 million of long-term debt, which remains outstanding at December 27, 2008. In addition, the Company has assumed additional standby letters of credit of $7.3 million.
Included in the assumed current liabilities were accrued restructuring costs related to Paxar’s pre-acquisition restructuring program. At December 27, 2008, approximately $.8 million remained accrued in connection with this program.
The excess of the cost-basis over the fair value of the net tangible assets acquired is approximately $1.18 billion, including goodwill of approximately $942 million and identified intangible assets of approximately $242 million, which includes amortizable and non-amortizable intangible assets.
Identifiable intangible assets consist of customer relationships, patents and other acquired technology and other intangibles. These intangible assets include approximately $183 million for customer relationships with a weighted-average useful life of ten years; approximately $25 million for patents and other acquired technology with a weighted-average useful life of eight years; and approximately $4 million for other intangibles with a weighted-average useful life of ten years. These acquired amortizable intangible assets have an estimated weighted-average useful life of nine years. Furthermore, approximately $30 million of the acquired intangible assets related to trade names and trademarks are not subject to amortization because they have an indefinite useful life.
The goodwill from this acquisition is not expected to be deductible for U.S. tax purposes. Refer also to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions.”
There were no in-progress research and development assets acquired as a result of the acquisition.

Paxar Integration Actions
As a result of the Paxar acquisition, the Company identified certain liabilities and other costs of $25 million for restructuring actions, which were recorded as part of the Company’s purchase price allocation. Included in this amount are severance costs for involuntary terminations of

Notes to Consolidated Financial Statements (continued)

approximately 1,365 Paxar employees of $21.1 million, lease cancellation costs of $3.2 million, and other related costs of $.7 million. Severance costs are included in “Other accrued liabilities” in the Consolidated Balance Sheet. Severance and other employee costs represent cash paid or to be paid to employees terminated under these actions.

Purchase Price
(In millions)	Adjustments

Total severance and other employee costs accrued	$21.1
2007 Settlements	(5.8)
2008 Settlements	(12.2)

Balance at December 27, 2008	$3.1

Other
Lease cancellations	$3.2
Other	.7

$3.9

In addition, as part of these actions, the Company reduced the acquired value for certain acquired property, plant and equipment by $6.7 million, which is reflected in the allocation of the purchase price.

Employee-related Items
In connection with this acquisition, certain change-in-control provisions provided that $27.8 million was to be paid to certain key executives of Paxar. This amount includes severance, bonuses, accelerated vesting of stock options, performance share awards, restricted stock, and other items. In connection with these items, $.2 million remained accrued in “Other accrued liabilities” in the Consolidated Balance Sheet at December 27, 2008. New employment agreements for certain key executives retained by the Company provided for approximately $8 million to be accrued over their requisite service periods, of which $5 million was recorded during 2007 and $2.8 million was recorded during 2008 in the Consolidated Statement of Income.
The estimated fair value of equity includes the total amount related to converted Paxar stock options and performance share awards of approximately $24 million. This total includes amounts related to converted but unvested stock options and performance share awards (approximately $5 million), which will be recognized in the Company’s operating results over the remaining vesting periods of these equity awards. Refer to Note 9, “Shareholders’ Equity and Stock-Based Compensation,” for further information.

Pro Forma Results of Operations
The following table represents the unaudited pro forma results of operations for the Company as though the acquisition of Paxar had occurred at the beginning of 2007. The pro forma results include estimated interest expense associated with commercial paper borrowings to fund the acquisition; amortization of intangible assets that have been acquired; adjustment to income tax provision using the worldwide combined effective tax rates of both the Company and Paxar; elimination of intercompany sales and profit in inventory; fair value adjustments to inventory; and additional depreciation resulting from fair value amounts allocated to real and personal property over the estimated useful lives. The pro forma results of operations have been prepared based on the allocation of the purchase price. This pro forma information is for comparison purposes only, and is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of 2007, nor is it necessarily indicative of future results.

(In millions, except per share amounts)	2007(1)

Net sales	$6,722.3

Net income	278.4

Net income per common share	2.84

Net income per common share, assuming dilution	2.81

(1)	The pro forma results of operations for fiscal year 2007 include the Company’s restructuring costs and other charges discussed in Note 12, “Segment Information.”

Prior to the acquisition, the Company sold certain roll materials products to Paxar. The Company’s net sales to Paxar prior to the acquisition were approximately $8 million during 2007.

Other Acquisitions
On April 1, 2008, the Company acquired DM Label Group (“DM Label”). DM Label operations are included in the Company’s Retail Information Services segment. Since the acquisition, the impact of this acquisition on the Company’s revenues was approximately $36 million during 2008.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

The Company estimates the fair value of its reporting units, using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various judgmental assumptions about sales, operating margins, growth rates and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on the Company’s forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. Because of the increased uncertainty resulting from worsening global economic conditions, the Company’s revenue projections generally assumed reductions in 2009 and a period of recovery beginning in 2010.
The Company’s first step impairment analysis for 2008 indicated that the fair value of each of its reporting units exceeded its carrying value, and therefore, no impairment was recognized. The fair values of the Company’s reporting units, except for the retail information services reporting unit, exceeded the carrying amount by more than 100% of the respective reporting unit’s book value of goodwill at December 27, 2008. The fair value of the Company’s retail information services reporting unit exceeded its carrying value by approximately 5% of its book value of goodwill at December 27, 2008 (approximately $1.2 billion).
In evaluating the fair value of the retail information services reporting unit, the Company assumed revenue declines for 2009 from 2008 reflecting a continuation of weakness in the retail apparel markets. The Company then assumed revenue in 2010 increased to levels comparable with fiscal year 2007 (including estimated sales for Paxar and DM Label, adjusted for foreign currency translation). The Company also assumed a discount rate

Avery Dennison 2008 Annual Report

of 11.8% and a perpetual growth rate of 3% reflecting the market conditions in the fourth quarter of 2008. The retail information services business is seasonal, with higher volume in the second quarter. The Company may need to perform an impairment test in the second quarter of 2009 if revenues or results for this reporting unit during the first and second quarters of 2009 are below the Company’s estimates, the perpetual growth rate is decreased below 2.7%, the discount rate increases above 12%, or other key assumptions used in the Company’s fair value calculations in the fourth quarter of 2008 change.
Changes in the net carrying amount of goodwill from continuing operations for 2008 and 2007, by reportable segment, are as follows:

				Other
	Pressure-	Retail	Office and	specialty
	sensitive	Information	Consumer	converting
(In millions)	Materials	Services	Products	businesses	Total

Balance as of December 30, 2006	$332.4	$200.5	$169.1	$13.9	$715.9
Goodwill acquired during the period(1)	–	935.7	–	–	935.7
Acquisition adjustments(2)	–	(.5)	–	–	(.5)
Translation adjustments	21.6	2.0	8.5	.1	32.2

Balance as of December 29, 2007	$354.0	$1,137.7	$177.6	$14.0	$1,683.3
Goodwill acquired during the period(3)	–	45.1	–	–	45.1
Acquisition adjustments(4)	.3	10.3	–	–	10.6
Transfers(5)	–	10.4	–	(10.4)	–
Translation adjustments	(19.9)	8.1	(10.4)	(.1)	(22.3)

Balance as of December 27, 2008	$334.4	$1,211.6	$167.2	$3.5	$1,716.7

(1)	Goodwill acquired during the period includes Paxar acquisition in June 2007, as well as buy-outs of minority interest shareholders associated with RVL Packaging, Inc. and Paxar.

(2)	Acquisition adjustments in 2007 consisted of a tax adjustment associated with RVL Packaging, Inc.

(3)	Goodwill acquired during the period related to the DM Label acquisition in April 2008.

(4)	Acquisition adjustments in 2008 consisted of opening balance sheet adjustments associated with the Paxar acquisition in June 2007.

(5)	Related to the transfer of a business from other specialty converting businesses to Retail Information Services to align with a change in the Company’s internal reporting structure.

As of December 27, 2008, goodwill and other intangible assets and related useful lives include the allocations of the purchase price of the Paxar and DM Label acquisitions, based on valuations of the acquired assets. Refer to Note 2, “Acquisitions,” for further information.
In connection with the Paxar acquisition, the Company acquired approximately $30 million of intangible assets, consisting of certain trade names and trademarks, which are not subject to amortization because they have an indefinite useful life. These intangible assets, which are not included in the table below, had a negative currency impact of $.5 million at December 27, 2008.
The following table sets forth the Company’s other intangible assets resulting from business acquisitions at December 27, 2008 and December 29, 2007, which continue to be amortized:

	2008			2007

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortizable other intangible assets:
Customer relationships	$295.9	$67.4	$228.5	$276.1	$41.8	$234.3
Patents and other acquired technology	53.6	18.8	34.8	52.4	14.1	38.3
Trade names and trademarks	45.1	38.1	7.0	46.2	38.6	7.6
Other intangibles	8.8	5.0	3.8	8.6	4.6	4.0

Total	$403.4	$129.3	$274.1	$383.3	$99.1	$284.2

Amortization expense on other intangible assets resulting from business acquisitions was $32.8 million for 2008, $19.9 million for 2007, and $11.1 million for 2006. The estimated amortization expense for other intangible assets resulting from completed business acquisitions for each of the next five fiscal years is expected to be approximately $30 million in 2009, and $29 million per year in 2010 through 2013.
The weighted-average amortization periods from the date of acquisition for amortizable intangible assets resulting from business acquisitions are thirteen years for customer relationships, thirteen years for patents and other acquired technology, twelve years for trade names and trademarks, eight years for other intangibles and thirteen years in total. As of December 27, 2008, the weighted-average remaining useful life of acquired amortizable intangible assets are ten years for customer relationships, eight years for patents and other acquired technology, five years for trade names and trademarks, five years for other intangibles and nine years in total.

Notes to Consolidated Financial Statements (continued)

NOTE 4. DEBT

Long-term debt and its respective weighted-average interest rates at December 27, 2008 consisted of the following:

(In millions)	2008	2007

Medium-term notes Series 1995 at 7.5% – due 2015 through 2025	$50.0	$50.0
Series 1998 at 5.9% – due 2008	–	50.0
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2033 at 6.0%	150.0	150.0
Bank term loan due 2011 at a floating rate of 2.4%	400.0	–
Senior notes due 2017 at 6.6%	249.0	248.9
Senior notes due 2020 at 7.9%	440.0	440.0
Other long-term borrowings	6.3	6.6
Less amount classified as current	(.5)	(50.5)

	$1,544.8	$1,145.0

The Company’s medium-term notes have maturities from 2015 through 2025 and accrue interest at fixed rates.
Maturities of long-term debt during the years 2009 through 2013 are $.5 million (classified as current), $.6 million, $405.2 million, $0, and $250 million, respectively, with $889 million maturing in 2014 and thereafter.
In February 2008, a wholly-owned subsidiary of the Company entered into a credit agreement for a term loan credit facility with fifteen domestic and foreign banks for a total commitment of $400 million, maturing February 8, 2011. The subsidiary’s payment and performance under the agreement are guaranteed by the Company. Financing available under the agreement was permitted to be used for working capital and other general corporate purposes. The Company used the term loan credit facility to reduce commercial paper borrowings previously issued to fund the acquisition of Paxar. The term loan credit facility is subject to customary financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. See below for discussion on compliance with these covenants. Refer to Note 15, “Subsequent Events,” for further information.
In February 2008, the Company terminated its bridge revolving credit agreement, dated June 13, 2007, with five domestic and foreign banks.
In the fourth quarter of 2007, the Company filed a shelf registration statement with the Securities and Exchange Commission to permit the issuance of debt and equity securities. Proceeds from the shelf offering may be used for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and acquisitions. This shelf registration replaced the shelf registration statement filed in 2004. The HiMEDS units discussed below were issued under this registration statement.
In the fourth quarter of 2007, the Company issued $440 million of 7.875% Corporate HiMEDS units, a mandatory convertible debt issue. These HiMEDS units are comprised of two components — purchase contracts obligating the holders to purchase from the Company a certain number of shares in 2010 ranging from approximately 6.8 million to approximately 8.6 million shares (depending on the stock price at that time) and senior notes due in 2020. The net proceeds from the offering were approximately $427 million, which were used to reduce commercial paper borrowings initially used to finance the Paxar acquisition. Refer to Note 15, “Subsequent Events,” for further information regarding the Company’s offer to exchange up to approximately 8.4 million shares, or 95%, of these HiMEDS units.
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
At December 27, 2008, short-term variable rate domestic borrowings were from a mix of commercial paper and the revolving credit agreement. Short-term variable rate borrowings were $558 million at December 27, 2008 (weighted-average interest rate of 0.9%) and $990.2 million at December 29, 2007 (weighted-average interest rate of 5.2%). The change in outstanding short-term variable rate domestic borrowings was primarily due to the refinancing of short-term debt with the $400 million term loan credit facility.
At December 27, 2008, the Company had $106.4 million of borrowings outstanding under foreign short-term lines of credit with a weighted-average interest rate of 6.9%. Included in this balance was $42.2 million of debt outstanding under an agreement for a 364-day revolving credit facility in which a foreign bank provides the Company up to Euro 30 million ($42.2 million) in borrowings through March 5, 2009. There was no debt outstanding under this agreement as of December 29, 2007.
Uncommitted lines of credit were approximately $468 million at year end 2008. The Company’s uncommitted lines of credit have no commitment expiration date, and may be cancelled at any time by the Company or the banks.
At December 27, 2008, the Company had available short-term financing arrangements totaling approximately $845 million.
Commitment fees relating to the financing arrangements are not significant.
The Company’s total interest costs in 2008, 2007 and 2006 were $122.1 million, $111.1 million and $60.5 million, respectively, of which $6.2 million, $5.9 million and $5 million, respectively, were capitalized as part of the cost of assets.
The terms of various loan agreements in effect at December 27, 2008 require that the Company maintain specified ratios on total debt and interest expense in relation to certain measures of income. Under the loan agreements, the Company’s leverage ratio, which is calculated as the ratio of total debt to earnings before interest, taxes, depreciation, amortization, and other non-cash expenses for the most recent twelve-month fiscal period, may not exceed 3.5 to 1.0. In addition, the Company’s interest coverage ratio, which is calculated as earnings before interest, taxes, and other non-cash expenses, as a ratio to interest for the most recent twelve-month fiscal period, may not be less than 3.5 to 1.0. As of December 27, 2008, the Company was in compliance with these debt covenants. In January 2009, the Company amended the covenants included in the revolving credit agreement and term loan agreement to exclude certain restructuring charges and to adjust covenant levels. The adjusted

Avery Dennison 2008 Annual Report

covenant levels change quarterly and revert back to the pre-amendment levels during 2010. The amendments also reflect increased pricing levels for borrowings under both agreements consistent with the current pricing environment. See Note 15, “Subsequent Events” for more information.
The fair value of the Company’s debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. At year end 2008 and 2007, the fair value of the Company’s total debt, including short-term borrowings, was $1,944.2 million and $2,250.7 million, respectively. These amounts were determined primarily based on Level 2 inputs as defined in SFAS No. 157, “Fair Value Measurements.” Refer to Note 1, “Summary of Significant Accounting Policies.”
The Company had standby letters of credit outstanding of $70.6 million and $80.9 million at the end of 2008 and 2007, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.

NOTE 5.	FINANCIAL INSTRUMENTS

The aggregate reclassification from other comprehensive income to earnings for settlement or ineffectiveness of hedge activity was a net gain of $2.9 million and a net loss of $10.5 million during 2008 and 2007, respectively. Included in the 2007 reclassification from other comprehensive income to earnings was a net loss of $4.8 million related to certain cash flow hedges that were ineffective, which was included in “Other expense, net” in the Consolidated Statement of Income. The effect of the settlement of currency hedges included in this reclassification is offset by the currency impact of the underlying hedged activity. A net loss of approximately $7 million is expected to be reclassified from other comprehensive income to earnings within the next 12 months.
In June 2007 and August 2007, the Company entered into certain interest rate option contracts to hedge its exposure related to interest rate increases in connection with anticipated long-term debt issuances. Such debt issuances were intended to replace short-term borrowings initially used to finance the Paxar acquisition, as well as pay down current long-term debt maturities. In connection with these transactions, the Company paid $11.5 million as option premiums, of which $4.8 million was recognized as a cash flow hedge loss in the Consolidated Statement of Income for the year ended December 29, 2007, and $6.7 million is being amortized over the life of the related forecasted hedged transactions.
The carrying value of the foreign exchange forward and natural gas futures contracts approximated the fair value, which, based on quoted market prices of comparable instruments, was a net liability of $42.5 million and $1.4 million at December 27, 2008 and December 29, 2007, respectively.
The carrying value of the foreign exchange option contracts, based on quoted market prices of comparable instruments, was a net asset of $.1 million and $.2 million at December 27, 2008 and December 29, 2007, respectively. The carrying value of the foreign exchange option contracts approximated the fair market value.
The counterparties to foreign exchange and natural gas forward, option and swap contracts consist primarily of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, although the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate such losses. During 2008, the Company did not experience any losses.

NOTE 6.	PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans
The Company sponsors a number of defined benefit plans (the “Plan”) covering substantially all U.S. employees and employees in certain other countries. It is the Company’s policy to make contributions to the Plan that are sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, that management determines to be appropriate. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan. While the Company has not expressed any intent to terminate the Plan, the Company may do so at any time.
The Company’s U.S. defined benefit pension plans and early retiree medical plan were closed to employees hired after December 31, 2008. Employees who participated in these plans before December 31, 2008 will continue to participate and accrue pension benefits after satisfying the eligibility requirements of these plans. In connection with these closures, the Avery Dennison Corporation Employee Savings Plan (“Savings Plan” — a 401(k) savings plan covering its U.S. employees) has increased the Company’s maximum matching contribution. This enhancement is only available to employees who are not eligible to participate in the Company’s defined benefit pension plans and early retiree medical plan.

Plan Assets
Assets of the Company’s U.S. defined benefit pension plans are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value, and both small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S. is 75% in equity securities and 25% in fixed income securities, subject to periodic fluctuations in the respective asset classes above. As of December 31, 2007, the Plan assets included investments in the Company’s stock, which totaled approximately 630,000 shares. This amount, however, does not include any shares that may be held in index or other equity funds.
Assets of the Company’s international plans are invested in accordance with local accepted practice, with asset allocations and investments varying by country and plan. Investments utilized by the various plans include equity securities, fixed income securities, real estate and insurance contracts.
The weighted-average asset allocations for the Company’s defined benefit pension plans at year end 2008 and 2007, by asset category are as follows:

	2008		2007

	U.S.	Int’l	U.S.	Int’l

Equity securities	60%	43%	74%	55%
Fixed income securities	40	49	26	35
Real estate and insurance contracts	–	8	–	10

Total	100%	100%	100%	100%

Postretirement Health Benefits
The Company provides postretirement health benefits to certain U.S. retired employees up to the age of 65 under a cost-sharing

Notes to Consolidated Financial Statements (continued)

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

Measurement Date
The Company uses a calendar year end measurement date for both its U.S. and international plans.

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

Healthcare Cost Trend Rate
For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2009. This rate is expected to decrease to approximately 5% by 2011.
A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-	One-
	percentage-	percentage-
	point	point
(In millions)	increase	decrease

Effect on total of service and interest cost components	$.01	$(.01)
Effect on postretirement benefit obligation	1.05	(1.24)

Plan Balance Sheet Reconciliations
The following provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive income:

Plan Benefit Obligations

					U.S. Postretirement
	Pension Benefits				Health Benefits

	2008		2007		2008	2007
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$581.7	$515.7	$557.2	$507.2	$29.7	$32.9
Service cost	19.5	14.1	18.5	14.3	1.0	1.0
Interest cost	36.1	28.1	34.1	24.1	1.8	1.6
Participant contribution	–	4.0	–	3.4	–	–
Amendments	–	.8	–	(.5)	–	–
Actuarial (gain) loss	8.1	(45.7)	(9.9)	(44.0)	2.4	(.1)
Plan transfer(1)	1.9	–	3.9	–	–	–
Benefits paid	(35.4)	(18.7)	(34.1)	(19.7)	(3.1)	(6.0)
Net transfer in(2)	–	6.5	12.0	–	–	.3
Pension curtailment	–	(.2)	–	–	–	–
Pension settlements	–	(.8)	–	–	–	–
Foreign currency translation	–	(53.9)	–	30.9	–	–

Projected benefit obligation at end of year	$611.9	$449.9	$581.7	$515.7	$31.8	$29.7

Accumulated benefit obligation at end of year	$586.8	$417.7	$551.5	$476.0

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents certain retirement plans assumed from DM Label in 2008 and Paxar in 2007.

Avery Dennison 2008 Annual Report

Plan Assets

					U.S. Postretirement
	Pension Benefits				Health Benefits

	2008		2007		2008	2007
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in plan assets:
Fair value of plan assets at beginning of year	$601.1	$461.6	$601.9	$416.0	$–	$–
Actual return on plan assets	(184.5)	(100.5)	26.0	17.7	–	–
Plan transfer(1)	1.9	–	3.9	–	–	–
Employer contribution	3.5	16.6	3.4	15.4	3.1	6.0
Participant contribution	–	4.0	–	3.4	–	–
Benefits paid	(35.4)	(18.7)	(34.1)	(19.7)	(3.1)	(6.0)
Net transfer in(2)	–	(.3)	–	1.2	–	–
Pension settlements	–	(.8)	–	–	–	–
Foreign currency translation	–	(36.9)	–	27.6	–	–

Fair value of plan assets at end of year	$386.6	$325.0	$601.1	$461.6	$–	$–

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents valuation of additional pension plans.

Funded Status

					U.S. Postretirement
	Pension Benefits				Health Benefits

	2008		2007		2008	2007
(In millions)	U.S.	Int’l	U.S.	Int’l

Funded status of the plans:
Noncurrent assets	$–	$.8	$81.5	$32.7	$–	$–
Current liabilities	(7.7)	(2.4)	(3.6)	(2.8)	(2.7)	(3.1)
Noncurrent liabilities	(217.6)	(123.3)	(58.5)	(84.0)	(29.1)	(26.6)

Plan assets in excess of (less than) benefit obligation	$(225.3)	$(124.9)	$19.4	$(54.1)	$(31.8)	$(29.7)

							U.S. Postretirement
	Pension Benefits						Health Benefits

	2008		2007		2006		2008	2007	2006
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining year end obligations:
Discount rate	6.60%	5.74%	6.55%	5.53%	5.90%	4.67%	6.60%	6.30%	5.75%
Rate of increase in future compensation levels	3.59	2.59	3.59	2.66	3.59	2.90	–	–	–

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets for both the U.S. and international plans were $1,057.9 million and $706.9 million, respectively, at year end 2008 and $634.3 million and $485.8 million, respectively, at year end 2007.
The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for the U.S. and international plans were $797.4 million and $498.9 million, respectively, at year end 2008 and $597.6 million and $467.7 million, respectively, at year end 2007.
The amount in non-current pension assets represents the net assets of the Company’s overfunded plans, which consist of a few international plans. The amounts in current and non-current pension liabilities represent the net obligation of the Company’s underfunded plans, which consist of all U.S. and several international plans.

Notes to Consolidated Financial Statements (continued)

Accumulated Other Comprehensive Income (“AOCI”)
The pretax amounts recognized in “Accumulated other comprehensive (loss) income” in the Consolidated Balance Sheet:

					U.S. Postretirement
	Pension Benefits				Health Benefits

	2008		2007		2008	2007
(In millions)	U.S.	Int’l	U.S.	Int’l

Net actuarial loss (gain)	$344.3	$(1.8)	$106.7	$78.8	$21.8	$21.0
Prior service cost (credit)	5.6	4.8	6.6	5.4	(20.5)	(22.5)
Net transition obligation (asset)	–	133.9	–	(2.4)	–	–

Net amount recognized in AOCI	$349.9	$136.9	$113.3	$81.8	$1.3	$(1.5)

The after-tax amounts and reconciliation of AOCI components as of December 27, 2008 are as follows:

						U.S. Postretirement
	Pension Benefits					Health Benefits

	Before-Tax	Before-Tax				Before-
	Amounts	Amounts		Tax	Net-of-Tax	Tax	Tax	Net-of-Tax
(In millions)	U.S.	Int’l		Effect	Amount	Amount	Effect	Amount

AOCI at December 29, 2007	$113.3	$81.8		$(52.7)	$142.4	$(1.5)	$.6	$(.9)
Less: amortization	(7.1)	(4.3)		3.7	(7.7)	.4	(.2)	.2

Net AOCI	106.2	77.5		(49.0)	134.7	(1.1)	.4	(.7)
Net actuarial loss	243.7	58.6	(1)	(105.9)	196.4	2.4	(.9)	1.5
Prior service cost	–	.8		(.2)	.6	–	–	–

AOCI at December 27, 2008	$349.9	$136.9		$(155.1)	$331.7	$1.3	$(.5)	$.8

(1)	Net of foreign currency translation gain of $25.1.

Plan Income Statement Reconciliations
The following table sets forth the components of net periodic benefit cost:

								U.S. Postretirement
	Pension Benefits							Health Benefits

	2008		2007		2006			2008	2007	2006
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Components of net periodic benefit cost:
Service cost	$19.5	$14.1	$18.5	$14.4	$19.2	$13.3		$1.0	$1.0	$.9
Interest cost	36.1	28.1	34.1	24.1	29.7	19.6		1.8	1.6	1.7
Expected return on plan assets	(50.9)	(29.0)	(48.9)	(24.4)	(46.8)	(19.9)		–	–	–
Recognized net actuarial loss	6.0	3.6	9.6	8.0	8.0	6.6		1.5	1.3	1.4
Amortization of prior service cost	1.1	1.4	1.9	.7	1.9	.6		(2.0)	(2.0)	(1.9)
Amortization of transition obligation (asset)	–	(.6)	–	(1.1)	–	(1.3)		–	–	–
Special termination benefit recognized	–	–	–	–	–	.1		–	–	–
Recognized gain on curtailment and settlement of obligation	–	(.1)	–	–	–	(1.9	)(1)	–	–	–

Net periodic benefit cost	$11.8	$17.5	$15.2	$21.7	$12.0	$17.1		$2.3	$1.9	$2.1

(1)	Recognized gain is related to the divestiture of the Company’s filing business in Europe.

							U.S. Postretirement
	Pension Benefits						Health Benefits

	2008		2007		2006		2008	2007	2006
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining net periodic cost:
Discount rate	6.55%	5.53%	5.90%	4.67%	5.75%	4.49%	6.30%	5.75%	5.50%
Expected long-term rate of return on plan assets	8.75	6.66	8.75	6.30	8.75	5.77	–	–	–
Rate of increase in future compensation levels	3.59	2.66	3.59	2.90	3.59	2.79	–	–	–

Avery Dennison 2008 Annual Report

Plan Contributions
In 2009, the Company expects to contribute approximately $33 million to its U.S. pension plans and a minimum of $14.2 million to its international pension plans, respectively, and approximately $2.8 million to its postretirement benefit plan.

Future Benefit Payments
Benefit payments, which reflect expected future service, are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits

(In millions)	U.S.	Int’l

2009	$41.9	$15.9	$2.8
2010	38.8	18.9	2.8
2011	40.0	18.5	2.7
2012	41.2	20.0	2.5
2013	42.5	21.1	2.5
2014-2018	234.4	123.1	12.9

Estimated Amortization Amounts in Accumulated Other
Comprehensive Income
The Company’s estimates of fiscal year 2009 amortization of amounts included in accumulated other comprehensive income are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits

	2008		2008
(In millions)	U.S.	Int’l

Net actuarial loss	$12.9	$1.9	$1.5
Prior service cost (credit)	.8	.5	(2.0)
Net transition obligation (asset)	–	(.6)	–

Net amount to be recognized	$13.7	$1.8	$(.5)

Defined Contribution Plans
The Company sponsors various defined contribution plans worldwide, with the largest plan being the Savings Plan. The Company matches participant contributions to the Savings Plan based on a formula within the plan. The Savings Plan has a leveraged employee stock ownership plan (“ESOP”) feature, which allows the plan to borrow funds to purchase shares of the Company’s common stock at market prices. Savings Plan expense consists primarily of stock contributions from the ESOP to participant accounts.
ESOP expense is accounted for under the cost of shares allocated method. Net ESOP expense for 2008, 2007 and 2006 was $1 million, $.2 million, and $.4 million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $3.7 million, $2.4 million, and $2.5 million, in 2008, 2007 and 2006, respectively.
Interest costs incurred by the ESOP for 2008, 2007 and 2006 were $.3 million, $.6 million, and $.7 million, respectively. Dividends on unallocated ESOP shares used for debt service were $.4 million, $.7 million, and $.9 million for 2008, 2007 and 2006, respectively.
The cost of shares allocated to the ESOP for 2008, 2007 and 2006 was $2.8 million, $2.1 million, and $2.2 million, respectively. Of the total shares held by the ESOP, .8 million shares were allocated and .1 million shares were unallocated at year end 2008, and 1.3 million shares were allocated and .3 million shares were unallocated at year end 2007.

Other Retirement Plans
The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2008 and 2007, the Company had accrued $131.7 million and $155.6 million, respectively, for its obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year end 2008 and 2007, these obligations were secured by standby letters of credit of $28 million and $34 million, respectively. To assist in the funding of these plans, the Company has purchased corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of covered participants. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $165.4 million and $191.1 million at year end 2008 and 2007, respectively.
The Company’s expense, which includes Company contributions and interest expense, was $9.5 million, $3.1 million, and $12 million for 2008, 2007 and 2006, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

NOTE 7. COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms of one year or more are as follows:

Year	(In millions)

2009	$64.6
2010	49.6
2011	39.2
2012	30.5
2013	20.1
Thereafter	46.9

Total minimum lease payments	$250.9

Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below. There are no significant capital leases.
On September 9, 2005, the Company completed the lease financing for a commercial facility (the “Facility”) located in Mentor, Ohio, used primarily for the new headquarters and research center for the Company’s roll materials group. The Facility consists generally of land, buildings, equipment and office furnishings. The Company has leased the Facility under an operating lease arrangement, which contains a residual value guarantee of $33.4 million. The Company estimates that the residual value of the Facility will not be less than the amount guaranteed.
Rent expense for operating leases was approximately $105 million in 2008, approximately $95 million in 2007 and approximately $76 million in 2006.

Notes to Consolidated Financial Statements (continued)

NOTE 8. CONTINGENCIES

Legal Proceedings
On April 24, 2003, Sentry Business Products, Inc. filed a purported class action on behalf of direct purchasers of label stock in the United States District Court for the Northern District of Illinois against the Company, UPM, Bemis and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendants attempted to limit competition between themselves through explicit anticompetitive understandings. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. Plaintiffs filed a consolidated complaint on February 16, 2004, which the Company answered on March 31, 2004. On April 14, 2004, the court separated the proceedings as to class certification and merits discovery, and limited the initial phase of discovery to the issue of the appropriateness of class certification. On January 4, 2006, plaintiffs filed an amended complaint. On January 20, 2006, the Company filed an answer to the amended complaint. On August 14, 2006, the plaintiffs moved to certify a proposed class. The Company and other defendants opposed this motion. On March 1, 2007, the court heard oral argument on the issue of the appropriateness of class certification. On August 28, 2007, plaintiffs moved to lift the discovery stay, which the Company opposed. The court substantively granted class certification on November 19, 2007. The Company filed a petition to appeal this decision on December 4, 2007, which was denied on March 6, 2008. On July 22, 2008, the district court held a hearing to set a schedule for merits discovery. The court subsequently entered an order that required the parties to complete fact discovery by June 22, 2009. Dispositive motions are due on March 19, 2010. On January 27, 2009, the Company moved the court to decertify the class. The Company intends to defend these matters vigorously.
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against the Company, UPM and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendant parties attempted to limit competition between themselves through anticompetitive understandings. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for the City and County of San Francisco on March 30, 2004. On September 30, 2004, The Harman Press amended its complaint to add Bemis’ subsidiary Morgan Adhesives Company (“MACtac”) as a defendant. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005 in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. The Nebraska, Kansas and Vermont cases are currently stayed. Defendants’ motion to dismiss the Tennessee case, filed on March 30, 2006, is pending. The Company intends to defend these matters vigorously.
The Board of Directors created an ad hoc committee comprised of certain independent directors to oversee the foregoing matters.
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

Environmental Matters
The Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at seventeen waste disposal or waste recycling sites, including former Paxar sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed. The Company is participating with other PRPs at such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.
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
Environmental liabilities, which include costs associated with compliance and remediation, were as follows:

	December 27,	December 29,
(In millions)	2008	2007

Balance at beginning of year	$37.8	$22.9
Purchase price adjustments related to acquisitions	24.6	21.5
Accruals	.9	2.8
Payments	(4.8)	(9.4)

Balance at end of year	$58.5	$37.8

As of December 27, 2008, approximately $2 million associated with these environmental liabilities is estimated to be paid within the next 12 months.
These estimates could change depending on various factors, such as modification of currently planned remedial actions, changes in remediation technologies, changes in the site conditions, a change in the estimated time to complete remediation, changes in laws and regulations affecting remediation requirements and other factors.

Other
In 2005, the Company contacted relevant authorities in the U.S. and reported on the results of an internal investigation of potential violations of the U.S. Foreign Corrupt Practices Act. The transactions at issue were carried out by a small number of employees of the Company’s reflective business in China, and involved, among other things, impermissible

Avery Dennison 2008 Annual Report

payments or attempted impermissible payments. The payments or attempted payments and the contracts associated with them appear to have been minor in amount and of limited duration. Corrective and disciplinary actions have been taken. Sales of the Company’s reflective business in China in 2005 were approximately $7 million. Based on findings to date, no changes to the Company’s previously filed financial statements are warranted as a result of these matters. However, the Company expects that fines or other penalties could be incurred. While the Company is unable to predict the financial or operating impact of any such fines or penalties, it believes that its behavior in detecting, investigating, responding to and voluntarily disclosing these matters to authorities should be viewed favorably.
In addition, on or about October 10, 2008, the Company notified relevant authorities that it had discovered questionable payments to certain foreign customs and other regulatory officials by some employees of its recently acquired companies. These payments do not appear to have been made for the purpose of obtaining business from any governmental entity. The Company is in the process of conducting a review and is taking remedial measures to comply with the provisions of the U.S. Foreign Corrupt Practices Act.
The Company and its subsidiaries are involved in various other lawsuits, claims and inquiries, most of which are routine to the nature of the Company’s business. Based upon current information, management believes that the resolution of these other matters will not materially affect the Company’s financial position.
The Company participates in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At December 27, 2008, the Company had guaranteed approximately $13 million.
As of December 29, 2007, the Company guaranteed up to approximately $22 million of certain foreign subsidiaries’ obligations to their suppliers, as well as approximately $556 million of certain subsidiaries’ lines of credit with various financial institutions.
In the fourth quarter of 2007, the Company issued $440 million of 7.875% Corporate HiMEDS units, a mandatory convertible debt issue. These HiMEDS units are comprised of two components — purchase contracts obligating the holders to purchase from us a certain number of shares in 2010 ranging from approximately 6.8 million to approximately 8.6 million shares (depending on the stock price at that time) and senior notes due in 2020. The net proceeds from the offering were approximately $427 million. Refer to Note 15, “Subsequent Events,” for further information regarding the Company’s offer to exchange up to approximately 8.4 million shares, or 95%, of these HiMEDS units.

NOTE 9. SHAREHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION

Common Stock and Common Stock Repurchase Program
The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.
The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. As of December 27, 2008, the remaining shares available of approximately 8 million are held in the Company’s Employee Stock Benefit Trust (“ESBT”). The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.
On October 26, 2006, the Board of Directors authorized the repurchase of an additional 5 million shares of the Company’s outstanding common stock, resulting in a total authorization of approximately 7.4 million shares at that date. The repurchased shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. At December 27, 2008, approximately 3.9 million shares were available for repurchase under the Board of Directors’ authorization.

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
The Company’s stock-based compensation expense is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period. The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected volatility, risk-free interest rate and the expected life of the options. The following describes the assumptions used in estimating fair value of granted stock-options.
Expected dividend yield was based on the current annual dividend divided by the 12-month average of the Company’s monthly stock price prior to grant.
Expected volatility for options represents an average of implied and historical volatility.
Risk-free rate was based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term of 6 years.
Expected term was determined based on historical experience under the Company’s stock option plan.
Forfeiture rate of 5% was determined based on historical data of the Company’s stock option forfeitures.
The weighted-average fair value per share of options granted during 2008 was $13.82, compared to $15.07 for the year ended 2007, and $15.50 for the year ended 2006.
The underlying assumptions used were as follows:

	2008	2007	2006

Risk-free interest rate	4.15%	4.68%	4.74%
Expected stock price volatility	29.86	24.75	22.51
Expected dividend yield	2.76	2.53	2.58
Expected option term	6 years	5.8 years	5.8 years

Notes to Consolidated Financial Statements (continued)

The following table sets forth stock option information related to the Company’s stock option plans during 2008:

			Weighted-
		Weighted-	average
	Number	average	remaining	Aggregate
	of options	exercise	contractual	intrinsic value
	(in thousands)	price	life (in years)	(in millions)

Outstanding at December 29, 2007	9,619.2	$57.29	5.86	$18.2
Granted	2,167.8	51.42
Exercised	(182.4)	36.66
Forfeited or expired	(768.9)	54.37

Outstanding at December 27, 2008	10,835.7	$56.67	5.88	$1.7
Options vested and expected to vest at December 27, 2008	10,443.6	56.67	5.38	1.7
Options exercisable at December 27, 2008	7,997.2	$57.08	4.87	$1.6

The total intrinsic value of stock options exercised was $1.9 million in 2008, $15.4 million in 2007 and $16.8 million in 2006. Cash received by the Company from the exercise of these stock options was approximately $3 million in 2008, $38 million in 2007 and $54 million in 2006. The cash tax benefit realized by the Company from these options exercised was $.6 million in 2008, $5 million in 2007 and $5.5 million in 2006. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The following table provides a summary of the Company’s stock option plans for the last three years:

	2008		2007		2006

	Number	Weighted-	Number	Weighted-	Number	Weighted-
	of options	average	of options	average	of options	average
	(in thousands)	exercise price	(in thousands)	exercise price	(in thousands)	exercise price

Outstanding at beginning of year	9,619.2	$57.29	10,188.4	$58.47	10,853.2	$56.32
Granted	2,167.8	51.42	52.5	61.62	1,494.1	67.68
Converted from Paxar	–	–	955.4	31.82	–	–
Exercised	(182.4)	36.66	(1,011.5)	48.91	(1,217.5)	50.11
Forfeited or expired	(768.9)	54.37	(565.6)	53.87	(941.4)	59.12

Outstanding at year end	10,835.7	$56.67	9,619.2	$57.29	10,188.4	$58.47

In February 2008, the Company granted its annual stock option awards to employees and directors. The provision of SFAS No. 123(R), “Share-Based Payment,” requires that stock-based compensation awards granted to retirement-eligible employees be treated as though they were immediately vested; as a result, the pretax compensation expense related to stock options granted to retirement-eligible of approximately $3 million and $5 million were recognized during 2008 and 2006, respectively, and are included in the stock option expense noted below. During 2007, the recognized pretax compensation expense related to stock options granted to retirement-eligible employees was not significant, as the Company did not grant its annual stock option awards to employees and directors.
Net income for 2008, 2007 and 2006 included pretax stock option expense of $18.6 million, $15.8 million and $20.9 million, respectively. These expenses were included in “Marketing, general and administrative expense” and were recorded in corporate expense and the Company’s operating segments, as appropriate. No stock-based compensation cost was capitalized for the years ended 2008, 2007 and 2006, respectively.
The following table summarizes the Company’s unvested stock options during 2008:

		Weighted-
	Number of	average
	options	exercise
	(in thousands)	price

Unvested options outstanding at December 29, 2007	2,955.5	$61.42
Granted	2,167.8	51.42
Vested	(2,077.3)	59.28
Forfeited	(207.5)	59.35

Unvested options outstanding at December 27, 2008	2,838.5	$55.50

As of December 27, 2008, the Company had approximately $32 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 3 years.

Avery Dennison 2008 Annual Report

The following table summarizes information on stock options outstanding and exercisable at December 27, 2008:

	Options outstanding			Options exercisable

		Weighted-
		average
	Number	remaining	Weighted-	Number	Weighted-
	outstanding	contractual life	average	exercisable	average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$19.53 to 28.63	179.0	3.48	$22.80	141.5	$21.26
30.05 to 45.53	412.8	4.78	34.76	398.3	34.64
49.31 to 57.96	4,480.5	6.16	53.42	2,576.4	54.61
58.72 to 67.80	5,763.4	5.81	61.82	4,881.0	61.26

$19.53 to 67.80	10,835.7	5.88	$56.67	7,997.2	$57.08

The following section presents the same information as above, but excludes the impact of Paxar converted stock options.

Stock Option Awards Excluding Paxar Converted Stock Options
The following table sets forth stock option information relative to the Company’s stock option plans, excluding Paxar converted stock options during 2008:

			Weighted-
		Weighted-	average
	Number	average	remaining	Aggregate
	of options	exercise	contractual	intrinsic value
	(in thousands)	price	life (in years)	(in millions)

Outstanding at December 29, 2007	8,974.3	$59.20	5.95	$3.6
Granted	2,167.8	51.42
Exercised	(81.7)	45.19
Forfeited or expired	(764.3)	54.49

Outstanding at December 27, 2008	10,296.1	$58.02	5.97	$.1
Options vested and expected to vest at December 27, 2008	9,906.3	58.07	5.45	.1
Options exercisable at December 27, 2008	7,472.1	$58.93	4.94	$–

The total intrinsic value of stock options exercised was $.3 million in 2008, $13.4 million in 2007 and $16.8 million in 2006. Cash received by the Company from the exercise of these stock options was $.2 million in 2008, $36.2 million in 2007 and $54.1 million in 2006. The cash tax benefit realized by the Company from these options exercised was $.1 million in 2008, $4.7 million in 2007 and $5.5 million in 2006. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The pretax compensation expense related to stock options granted to retirement-eligible of approximately $3 million and $5 million were recognized during 2008 and 2006, respectively, and are included in the stock option expense noted below. During 2007, the recognized pretax compensation expense related to stock options granted to retirement-eligible employees was not significant, as the Company did not grant its annual stock option awards to employees and directors.
Net income for 2008, 2007 and 2006 included pretax stock option expense of $18 million, $14.7 million and $20.9 million, respectively. These expenses were included in “Marketing, general and administrative expense” and were recorded in corporate expense and the Company’s operating segments, as appropriate. No stock-based compensation cost was capitalized for the years ended 2008, 2007 and 2006, respectively.
The following table provides a summary of the Company’s stock option plans, excluding Paxar converted stock options for the last three years:

	2008		2007		2006

	Number	Weighted-	Number	Weighted-	Number	Weighted-
	of options	average	of options	average	of options	average
	(in thousands)	exercise price	(in thousands)	exercise price	(in thousands)	exercise price

Outstanding at beginning of year	8,974.3	$59.20	10,188.4	$58.47	10,853.2	$56.32
Granted	2,167.8	51.42	52.5	61.62	1,494.1	67.68
Exercised	(81.7)	45.19	(940.4)	50.33	(1,217.5)	50.11
Forfeited or expired	(764.3)	54.49	(326.2)	61.80	(941.4)	59.12

Outstanding at year end	10,296.1	$58.02	8,974.3	$59.20	10,188.4	$58.47

Notes to Consolidated Financial Statements (continued)

The following table summarizes the Company’s unvested stock options, excluding Paxar converted stock options, during 2008:

	Number of options	Weighted-average
	(in thousands)	exercise price

Unvested options outstanding at December 29, 2007	2,901.7	$61.91
Granted	2,167.8	51.42
Vested	(2,039.2)	59.75
Forfeited	(206.3)	59.47

Unvested options outstanding at December 27, 2008	2,824.0	$55.59

As of December 27, 2008, the Company had approximately $32 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 3 years.
The following table summarizes information on stock options outstanding and exercisable, excluding Paxar converted stock options, at December 27, 2008:

	Options outstanding			Options exercisable

		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	outstanding	contractual life	exercise	exercisable	exercise
Range of exercise prices	(in thousands)	(in years)	price	(in thousands)	price

$28.63 to 28.63	37.5	9.93	$28.63	–	$–
45.53 to 57.96	4,495.1	6.15	53.39	2,591.1	54.56
58.72 to 67.80	5,763.5	5.81	61.82	4,881.0	61.26

$28.63 to 67.80	10,296.1	5.97	$58.02	7,472.1	$58.93

Performance Units
During the second quarter of 2008, following the Company’s shareholders’ approval of the amended and restated stock option and incentive plan on April 24, 2008, the Company granted performance units (“PUs”) to certain eligible employees of the Company. These PUs are payable in shares of the Company’s common stock at the end of a three-year cliff vesting period provided that certain performance objective metrics are achieved at the end of the period ending December 31, 2010. The pretax compensation expense related to PUs was $1.2 million for the year ended 2008. As of December 27, 2008, the Company had approximately $2 million of unrecognized compensation cost related to these PUs, which reflects the Company’s current expectation of meeting certain performance objective metrics. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 2 years.
The following table summarizes information about awarded PUs:

		Weighted-
	Number of	average
	PUs	grant-date
	(in thousands)	fair value

Granted	263.1	$43.95
Forfeited	(8.3)	44.41

Unvested at December 27, 2008(1)	254.8	$43.94

(1)	At the end of the performance period, the actual number of shares issued can range from 0% to 200% of the target shares granted for the 2008 performance period.

Restricted Stock Units and Restricted Stock
In December 2005, the Compensation and Executive Personnel Committee of the Board of Directors approved the award of RSUs, which were issued under the Company’s stock option and incentive plan. RSUs are granted to two groups of employees as described below. These RSUs include dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividend paid or property distributed on a single share of common stock multiplied by the number of RSUs in the employee’s account. Vesting for the two groups of RSUs is as follows:

o	A vesting period of 3 years provided that a certain performance objective is met at the end of the third year after the year of the award. If the performance objective is not achieved at the end of the third year, the same unvested RSUs will be subject to meeting the performance objective at the end of the fourth year, and if not achieved at the end of the fourth year, then the fifth year following the year of grant, or
o	A vesting period of 1 to 5 years, provided that employment continues for 1 to 5 years after the date of the award.
For both groups, if the above vesting conditions are not met, the RSUs will be forfeited.
The following table summarizes information about awarded RSUs:

		Weighted-
	Number of	average
	RSUs	grant-date
	(in thousands)	fair value

Unvested at December 29, 2007	270.1	$62.07
Granted	232.9	47.76
Vested	(56.3)	39.33
Forfeited	(22.9)	56.53

Unvested at December 27, 2008	423.8	$57.53

Avery Dennison 2008 Annual Report

The total compensation expense related to RSUs and restricted stock is amortized on a straight-line basis over the requisite service period.
The pretax compensation expense related to RSUs was $7.8 million, $4.3 million and $2.9 million for the years ended 2008, 2007 and 2006, respectively. The cash tax benefit realized by the Company from the vesting of RSUs and the related issuance of common stock was $.8 million in 2008 and $.1 million in 2007.
During 2005, the Company also awarded 30,000 shares of restricted stock, which vest in two equal increments, the first in 2009 and the second in 2012. Pretax compensation expense for this award was $.3 million each in 2008, 2007 and 2006.
The provisions of SFAS No. 123(R) require that stock-based compensation awards granted to retirement-eligible employees be treated as though they were immediately vested; as a result, the pretax compensation expense related to RSUs granted to retirement-eligible employees (none in 2008, $.1 million in 2007 and $.7 million in 2006) was recognized and included in the compensation expense noted above.
As of December 27, 2008, the Company has approximately $10 million of unrecognized compensation cost related to unvested RSUs and restricted stock. This cost is expected to be recognized over the remaining requisite service period for these awards (weighted-average remaining service period of approximately 2 years for RSUs and restricted stock, respectively).

Paxar Converted Stock Option Awards
In connection with the Paxar acquisition, the Company converted Paxar’s stock options based on the acquisition price of $30.50 per share divided by the Company’s twenty-day average stock price prior to the acquisition date, which was $64.82. The total number of stock options resulting from this conversion was approximately 955,000 shares, of which approximately 234,000 shares were associated with change-in-control provisions. In accordance with SFAS No. 123(R), the total equity compensation recorded in “Capital in excess of par value” in the Shareholders’ equity section of the Consolidated Balance Sheet was approximately $24 million for Paxar’s converted stock options. This amount was reduced by approximately $2 million related to unvested stock options.
The Company’s stock-based compensation expense associated with Paxar converted stock options was based on the estimated fair value as of June 15, 2007, using the Black-Scholes option-pricing model, amortized on a straight-line basis over the remaining requisite service period. The Black-Scholes assumptions used were consistent with those used by the Company during the second quarter of 2007.

The following table sets forth stock option information relative to Paxar converted stock option plans during 2008:

			Weighted-
		Weighted-	average
	Number	average	remaining	Aggregate
	of options	exercise	contractual	intrinsic value
	(in thousands)	price	life (in years)	(in millions)

Outstanding at December 29, 2007	644.9	$30.77	4.55	$14.6
Exercised	(100.7)	29.74
Forfeited or expired	(4.6)	35.11

Outstanding at December 27, 2008	539.6	$30.93	4.07	$1.6
Options vested and expected to vest at December 27, 2008	537.3	30.90	4.06	1.6
Options exercisable at December 27, 2008	525.1	$30.73	4.01	$1.6

The total intrinsic value of Paxar converted stock options exercised was $1.6 million in 2008 and $2 million in 2007. Cash received by the Company from the exercise of these stock options was $2.5 million in 2008 and $1.9 million in 2007. The cash tax benefit realized by the Company from these exercised options was $.5 million in 2008 and $.2 million in 2007. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The following table summarizes Paxar converted unvested stock options during 2008:

		Weighted-
	Number	average
	of options	exercise
	(in thousands)	price

Unvested options outstanding at December 29, 2007	53.8	$35.15
Vested	(38.1)	33.94
Forfeited	(1.2)	38.07

Unvested options outstanding at December 27, 2008	14.5	$38.07

The pretax compensation expense related to Paxar converted stock options was approximately $.6 million and $1 million for the fiscal years ended 2008 and 2007, respectively. As of December 27, 2008, the Company had approximately $.2 million of unrecognized compensation cost related to unvested Paxar converted stock option awards. This cost is expected to be recognized over the weighted-average remaining requisite service period for these awards of approximately 1 year.

Notes to Consolidated Financial Statements (continued)

The following table summarizes information on the Paxar converted stock options outstanding and exercisable at December 27, 2008:

	Options outstanding			Options exercisable

		Weighted-
		average
	Number	remaining	Weighted-	Number	Weighted-
	outstanding	contractual life	average	exercisable	average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$19.53 to 24.68	141.4	1.77	$21.26	141.4	$21.26
30.05 to 43.25	398.2	4.89	34.36	383.7	34.22

$19.53 to 43.25	539.6	4.07	$30.93	525.1	$30.73

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
The pretax compensation expense related to Paxar converted performance share awards was $1.1 million and $.9 million for the fiscal years ended 2008 and 2007, respectively. The cash tax benefit realized by the Company from the vesting of performance shares and the related issuance of common stock was $.2 million in 2008.
As of December 27, 2008, the Company had approximately $.5 million of unrecognized compensation cost related to unvested converted Paxar performance share awards. This cost is expected to be recognized over the weighted-average remaining requisite service period of approximately 1 year.

NOTE 10. COST REDUCTION ACTIONS

Severance charges recorded under the restructuring actions below are included in “Other accrued liabilities” in the Consolidated Balance Sheet. Severance and other employee costs represent cash paid or to be paid to employees terminated under these actions. Asset impairments are based on the estimated market value of the assets. Charges below are included in “Other expense, net” in the Consolidated Statement of Income.

2008
In 2008, the Company implemented cost reduction actions, including the new action initiated in the fourth quarter, resulting in a headcount reduction of approximately 1,475 positions, impairment of certain assets and software, as well as lease cancellations. At December 27, 2008, approximately 640 employees impacted by these actions remain with the Company, and are expected to leave in 2009. Pretax charges related to these actions totaled $40.7 million, including severance and related costs of $29.8 million, impairment of fixed assets and buildings of $7.7 million, lease cancellation charges of $2.3 million and software impairment of $.9 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Corporate	Total

Total severance and other employee costs accrued during the period ended
March 29, 2008	$1.1	$1.3	$.1	$.1	$.7	$3.3
June 28, 2008	.1	2.7	4.2	–	.2	7.2
September 27, 2008	.9	.8	2.7	1.3	3.0	8.7
December 27, 2008	2.5	3.8	3.1	1.2	–	10.6

Total expense accrued during 2008	4.6	8.6	10.1	2.6	3.9	29.8
2008 Settlements	(1.2)	(4.6)	(5.1)	(1.0)	(.6)	(12.5)

Balance at December 27, 2008	$3.4	$4.0	$5.0	$1.6	$3.3	$17.3

Asset Impairments
Machinery and equipment	$4.9	$1.3	$1.2	$.2	$–	$7.6
Buildings	–	.1	–	–	–	.1
Other
Lease cancellations	.9	1.4	–	–	–	2.3
Software impairment	–	–	.9	–	–	.9

	$5.8	$2.8	$2.1	$.2	$–	$10.9

Avery Dennison 2008 Annual Report

2007
In 2007, the Company continued its cost reduction efforts that were initiated in late 2006 and implemented additional actions resulting in a headcount reduction of approximately 615 positions, impairment of certain assets and software, as well as lease cancellations. At December 27, 2008, approximately 35 employees impacted by these actions remain with the Company, and are expected to leave by early 2009. Pretax charges related to these actions totaled $57.5 million, including severance and other employee costs of $21.6 million, impairment of fixed assets and buildings of $17.4 million, software impairment of $17.1 million and lease cancellation charges of $1.4 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Corporate	Total

Total severance and other employee costs accrued during the period ended
March 31, 2007	$1.5	$–	$.6	$–	$–	$2.1
June 30, 2007	.5	.4	–	–	–	.9
September 29, 2007	3.1	3.1	.1	1.2	–	7.5
December 29, 2007	1.0	6.2	3.4	1.1	(.6)	11.1

Total expense accrued during 2007	6.1	9.7	4.1	2.3	(.6)	21.6
2007 Settlements	(1.9)	(3.0)	(.8)	(1.0)	.6	(6.1)
2008 Settlements	(4.1)	(3.5)	(3.3)	(1.2)	–	(12.1)

Balance at December 27, 2008	$.1	$3.2	$–	$.1	$–	$3.4

Asset Impairments
Machinery and equipment	$10.9	$3.1	$–	$1.9	$.8	$16.7
Buildings	–	.7	–	–	–	.7
Other
Software impairment	–	17.1	–	–	–	17.1
Lease cancellations	–	.6	.4	–	.4	1.4

	$10.9	$21.5	$.4	$1.9	$1.2	$35.9

NOTE 11.	TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)	2008	2007	2006

Current:
U.S. federal tax	$34.1	$23.9	$(4.5)
State taxes	4.2	1.3	4.7
International taxes	96.6	80.8	73.8

	134.9	106.0	74.0

Deferred:
U.S. federal tax	(36.5)	(15.4)	12.1
State taxes	2.3	(1.7)	1.1
International taxes	(96.2)	(17.1)	(25.2)

	(130.4)	(34.2)	(12.0)

Taxes on income	$4.5	$71.8	$62.0

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate, and as recorded, were as follows:

(In millions)	2008	2007	2006

Computed tax at 35% of income from continuing operations before taxes	$94.7	$131.4	$152.3
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	3.5	(1.2)	3.7
Foreign earnings taxed at different rates	(62.9)	(117.1)	(54.7)
Valuation allowance	(45.3)	59.9	(5.2)
Tax credits	(5.2)	(4.4)	(4.9)
Tax contingencies and audit settlements	24.8	.8	(8.1)
Other items, net	(5.1)	2.4	(6.4)

Taxes on income from continuing operations	4.5	71.8	76.7
Taxes on income from and gain on sale of discontinued operations	–	–	(14.7)

Taxes on income	$4.5	$71.8	$62.0

Notes to Consolidated Financial Statements (continued)

Consolidated income before taxes for U.S. and international operations was as follows:

(In millions)	2008	2007	2006

U.S.	$(14.2)	$19.8	$117.0
International	284.8	355.5	318.2

Income from continuing operations before taxes	270.6	375.3	435.2
Income (loss) from discontinued operations before taxes	–	–	–

Income before taxes	$270.6	$375.3	$435.2

The effective tax rate was approximately 2% for the full year 2008 compared with approximately 19% for the full year 2007. The 2008 effective tax rate reflects $45.3 million of benefit from changes in the valuation allowance against certain deferred tax assets, favorable geographic income mix, and a $24.8 million detriment from accruals for uncertain tax positions.
 Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $1.63 billion and $1.37 billion at years ended 2008 and 2007, respectively, because such earnings are considered to be indefinitely reinvested. It is not practicable to estimate the amount of tax that would be payable upon distribution of these earnings. Deferred taxes have been accrued for earnings that are not considered indefinitely reinvested. The repatriation accrual for 2008 and 2007 is $12.5 million and $15.1 million, respectively.
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
Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2008	2007

Accrued expenses not currently deductible	$59.4	$57.9
Net operating losses	235.5	182.0
Tax Credit Carryforwards	70.5	28.7
Capital loss carryforward	14.5	15.1
Postretirement and postemployment benefits	57.7	50.7
Pension costs	114.9	11.9
Inventory reserves	10.6	10.2
Other Assets	11.3	6.5
Valuation allowance	(120.8)	(159.2)

Total deferred tax assets(1)	453.6	203.8

Depreciation and amortization	(210.5)	(228.1)
Repatriation accrual	(12.5)	(15.1)
Foreign Loss Subject to Recapture	(39.1)	–
Other liabilities	(11.1)	(9.1)

Total deferred tax liabilities(1)	(273.2)	(252.3)

Total net deferred tax assets (liabilities) from continuing operations	$180.4	$(48.5)
Net deferred tax assets from discontinued operations	–	–

Total net deferred tax assets (liabilities)	$180.4	$(48.5)

(1)	Reflects gross amount before jurisdictional netting of deferred tax assets and liabilities.

A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. Pursuant to SFAS No. 109, “Accounting for Income Taxes,” when establishing a valuation allowance, we consider future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.”
Net operating loss carryforwards of foreign subsidiaries for 2008 and 2007 were $762.6 million and $563.7 million, respectively. The increase in 2008 is primarily attributable to $163.5 million of net operating losses resulting from the local statutory write down of certain investments in Europe. If unused, foreign net operating losses of $29.6 million will expire between 2009 and 2012, and $56.2 million will expire after 2012. Net operating losses of $676.8 million can be carried forward indefinitely. Tax credit carryforwards of both domestic and foreign subsidiaries for 2008 and 2007 totaled $70.5 million and $28.7 million, respectively. If unused, tax credit carryforwards of $1.2 million will expire between 2009 and 2011, $10.5 million will expire between 2012 and 2016, and $53.8 million will expire after 2016. Tax credit carryforwards of $5 million can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. The valuation allowance for 2008 and 2007 is $120.8 million and $159.2 million, respectively. In 2008, a portion of the valuation allowance balance was released, when it was determined the deferred tax assets were more likely than not going to be realized as a result of tax planning actions. The Company modified certain intercompany financing

Avery Dennison 2008 Annual Report

arrangements, which will result in the generation of profits in jurisdictions that previously had recognized losses. These future profits will allow realization of net operating loss deferred tax assets, which resulted in the release of the related remaining valuation allowance. The portion of the valuation allowance related to Accumulated Other Comprehensive Income (which, if subsequently reversed, would not impact the effective tax rate), was $12.7 million for 2008 and $12.4 million for 2007.
The Company has been granted tax holidays in several jurisdictions including China, Thailand, Vietnam and Bangladesh. The tax holidays expire between 2009 and 2015. These tax holidays reduced the Company’s consolidated effective tax rate on continuing operations by approximately 1%.

Tax Benefit Reserve
On December 27, 2008, the Company’s unrecognized tax benefits totaled $163.7 million, including $97 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate. This amount includes $48.2 million of unrecognized tax benefits which, if recognized, would have been recorded as an adjustment to goodwill under SFAS No. 141. However, under SFAS No. 141(R), which is effective the first annual reporting period beginning after December 15, 2008, this benefit, if recognized, would be an adjustment to the effective income tax rate. As of December 29, 2007, the Company’s unrecognized tax benefits totaled $125 million, including $28.6 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate and $49.1 million of unrecognized tax benefits which, if recognized, would be recorded as an adjustment to goodwill under SFAS No. 141.
Where applicable, the Company recognizes potential accrued interest and penalties related to unrecognized tax benefits from its global operations in income tax expense. The Company recognized $7.6 million and $.7 million of interest and penalties in the Consolidated Statement of Income in 2008 and 2007, respectively.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	2008	2007

Balance at beginning of period	$114.5	$36.1
Acquired balance	–	61.0
Additions based on tax positions related to the current year	23.1	26.2
Additions for tax position of prior years	37.8	13.6
Reductions for tax positions of prior years:
Changes in judgment	(0.2)	(7.5)
Settlements	(2.5)	(9.6)
Lapses of applicable statute	(23.0)	(9.7)
Changes due to translation of foreign currencies	(6.8)	4.4

Balance at end of period (excluding interest and penalties)	142.9	114.5
Interest and penalties associated with uncertain tax positions	20.8	10.5

Balance at end of period (including interest and penalties)	$163.7	$125.0

The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate. With some exceptions, the Company and its subsidiaries are no longer subject to income tax examinations by tax authorities for years prior to 2004.
It is reasonably possible that during the next 12 months, the Company may realize a decrease in its gross uncertain tax positions by approximately $44 million, primarily as the result of cash payments and closing tax years. The Company anticipates that it is reasonably possible that cash payments of up to $23 million relating to gross uncertain tax positions could be paid within the next 12 months.

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

Notes to Consolidated Financial Statements (continued)

Financial information by reportable segment and other businesses from continuing operations is set forth below:

(In millions)	2008	2007	2006

Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,643.8	$3,497.7	$3,236.3
Retail Information Services	1,548.7	1,175.4	668.0
Office and Consumer Products	935.8	1,016.2	1,072.0
Other specialty converting businesses	582.1	618.5	599.6

Net sales to unaffiliated customers	$6,710.4	$6,307.8	$5,575.9

Intersegment sales:
Pressure-sensitive Materials	$172.4	$164.9	$161.5
Retail Information Services	2.1	2.1	3.4
Office and Consumer Products	1.2	1.6	1.8
Other specialty converting businesses	26.4	19.9	14.4
Eliminations	(202.1)	(188.5)	(181.1)

Intersegment sales	$–	$–	$–

Income from continuing operations before taxes:
Pressure-sensitive Materials	$252.3	$318.7	$301.6
Retail Information Services	9.4	(5.7)	45.2
Office and Consumer Products	144.5	173.6	187.4
Other specialty converting businesses	6.0	27.1	17.8
Corporate expense	(25.7)	(33.2)	(61.3)
Interest expense(4)	(115.9)	(105.2)	(55.5)

Income from continuing operations before taxes	$270.6 (1)	$375.3 (2)	$435.2 (3)

Capital expenditures:
Pressure-sensitive Materials	$50.1	$78.3	$75.8
Retail Information Services	45.0	43.2	25.6
Office and Consumer Products	6.1	17.1	13.6
Other specialty converting businesses	16.6	46.2	36.1
Corporate	1.4	1.5	2.1
Discontinued operations	–	–	–

Capital expenditures(5)	$119.2	$186.3	$153.2

Depreciation expense:
Pressure-sensitive Materials	$91.7	$91.2	$88.2
Retail Information Services	65.6	42.5	17.8
Office and Consumer Products	17.0	21.8	20.7
Other specialty converting businesses	26.3	24.6	23.1
Corporate	4.0	4.0	4.0
Discontinued operations	–	–	.5

Depreciation expense	$204.6	$184.1	$154.3

Prior year amounts have been restated to reflect the transfer of a business from other specialty converting businesses to Retail Information Services to align with a change in the Company’s internal reporting structure.

(1)	Results for 2008 included “Other expense, net” totaling $36.2, consisting of restructuring costs, asset impairment charges and lease cancellation costs of $40.7, partially offset by a gain on sale of investments of $(4.5). Of the total $36.2, the Pressure-sensitive Materials segment recorded $10.4, the Retail Information Services segment recorded $11.4, the Office and Consumer Products segment recorded $12.2, the other specialty converting businesses recorded $2.8 and Corporate recorded $(.6).

Additionally, 2008 operating income for the Retail Information Services segment included $24.1 of transition costs associated with the Paxar and DM Label acquisitions.

(2)	Results for 2007 included “Other expense, net” totaling $59.4, consisting of asset impairment charges, restructuring costs and lease cancellation charges of $57.5, a cash flow hedge loss of $4.8, and expenses related to a divestiture of $.3, partially offset by a reversal related to a lawsuit of $(3.2). Of the total $59.4, the Pressure-sensitive Materials segment recorded $13.8, the Retail Information Services segment recorded $31.2, the Office and Consumer Products segment recorded $4.8, the other specialty converting businesses recorded $4.2 and Corporate recorded $5.4. See Note 10, “Cost Reduction Actions,” for further information.

Additionally, 2007 operating income for the Retail Information Services segment included $43 of transition costs associated with the Paxar acquisition.

(3)	Results for 2006 included “Other expense, net” totaling $36.2, which consists of restructuring costs, asset impairment and lease cancellation charges of $29.8, environmental remediation costs of $13, costs of $.4 related to a divestiture, accrual related to a lawsuit of $.4 and charitable contribution of $10 to the Avery Dennison Foundation, partially offset by gain on sale of investment of $(10.5), gain on sale of assets of $(5.3) and gain on curtailment and settlement of a pension obligation of $(1.6). Of the $36.2 total, the Pressure-sensitive Materials segment recorded $9.3, the Retail Information Services segment recorded $11.2, the Office and Consumer Products segment recorded $(2.3), the other specialty converting businesses recorded $3.7 and Corporate recorded $14.3. See Note 10, “Cost Reduction Actions,” for further information.

(4)	Interest expense during 2008 and 2007 included $65.5 and $40.8, respectively, of interest associated with borrowings to fund the Paxar and DM Label acquisitions.

(5)	Capital expenditures accrued but not paid were approximately $5 in 2008, approximately $14 in 2007 and approximately $18 in 2006. Capital expenditures refer to purchases of property, plant and equipment.

Financial information relating to the Company’s continuing operations by geographic area is set forth below:

(In millions)	2008	2007	2006

Net sales to unaffiliated customers:
U.S.	$2,218.4	$2,333.2	$2,333.8
Europe	2,366.6	2,149.9	1,798.8
Asia	1,297.6	1,070.9	748.7
Latin America	448.0	396.7	332.4
Other international	379.8	357.1	362.2

Net sales	$6,710.4	$6,307.8	$5,575.9

Property, plant and equipment, net:
U.S.	$604.2	$637.9	$562.5
International	888.8	953.5	746.9

Property, plant and equipment, net	$1,493.0	$1,591.4	$1,309.4

Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.

Avery Dennison 2008 Annual Report

NOTE 13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First	Second	Third	Fourth
(In millions, except per share data)	Quarter(1)	Quarter(2)	Quarter(3)	Quarter(4)

2008
Net sales	$1,645.2	$1,828.9	$1,724.8	$1,511.5
Gross profit	424.0	490.3	434.3	378.4
Net income	68.4	92.4	62.7	42.6
Net income per common share	.70	.94	.64	.43
Net income per common share, assuming dilution	.69	.93	.63	.43

2007
Net sales	$1,389.9	$1,523.5	$1,680.4	$1,714.0
Gross profit	364.3	410.4	466.2	481.5
Net income	79.1	86.2	58.8	79.4
Net income per common share	.81	.88	.60	.81
Net income per common share, assuming dilution	.80	.87	.59	.81

(1)	Results in the first quarter of 2008 include pretax “Other expense” totaling $5.6 consisting of restructuring costs of $3.3 and asset impairment charges of $2.3. Additionally, results include transition costs associated with acquisition integrations of $7.
Results in the first quarter of 2007 include pretax “Other expense” totaling $2.1 consisting of restructuring costs.

(2)	Results in the second quarter of 2008 include pretax “Other expense, net” totaling $5.8 consisting of restructuring costs of $7.2 and asset impairment and lease cancellation charges of $3.1, partially offset by a gain on sale of investments of $(4.5). Additionally, results include transition costs associated with acquisition integrations of $5.7.

Results in the second quarter of 2007 include pretax “Other expense, net” totaling $7.5 consisting of integration related asset impairment charges of $9.5, restructuring costs of $.9 and expenses related to a divestiture of $.3, partially offset by a reversal of an accrual related to a lawsuit of $(3.2). Additionally, results include transition costs associated with the Paxar integration of $10.2.

(3)	Results in the third quarter of 2008 include pretax “Other expense” totaling $12.5 consisting of restructuring costs of $8.7 and asset impairment and lease cancellation charges of $3.8. Additionally, results include transition costs associated with acquisition integrations of $5.2.
Results in the third quarter of 2007 include pretax “Other expense” totaling $33.6 consisting of asset impairment and lease cancellation charges of $12.4, integration related asset impairment charges of $8.9, restructuring costs of $7.5, and a cash flow hedge loss of $4.8. Additionally, results include transition costs associated with the Paxar integration of $16.

(4)	Results in the fourth quarter of 2008 include pretax “Other expense” totaling $12.3 consisting of restructuring costs of $10.6, asset impairment and lease cancellation charges of $1.7. Additionally, results include transition costs associated with acquisition integrations of $6.2.
Results in the fourth quarter of 2007 include pretax “Other expense” totaling $16.2 consisting of restructuring costs of $11.1, asset impairment and lease cancellation charges of $5.1. Additionally, results include transition costs associated with the Paxar integration of $16.8.

NOTE 14. FAIR VALUE MEASUREMENTS

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 27, 2008:

		Fair Value Measurements Using

			Significant	Significant
		Quoted Prices in	Other	Other
	Total as of	Active Markets	Observable	Unobservable
(In millions)	December 27, 2008	(Level 1)	Inputs (Level 2)	Inputs (Level 3)

Assets:
Available for sale securities	$11.4	$11.4	$–	$–
Derivative assets	31.9	–	31.9	–
Liabilities:
Derivative liabilities	$74.2	$6.1	$68.1	$–

Available for sale securities are measured at fair value using quoted prices and classified within Level 1 of the valuation hierarchy. Derivatives that are exchange-traded are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. Derivatives measured based on inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy.
The Company has deferred compensation obligations, which are not subject to fair value measurements. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit.

NOTE 15. SUBSEQUENT EVENTS

On January 23, 2009, the Company entered into an amendment to the credit agreement for a $1 billion revolving credit facility (the “Revolver”) with certain domestic and foreign banks (the “Revolver Lenders”), maturing August 10, 2012. The amendment increases the Company’s flexibility for a specified period of time under the customary financial covenants to which the Revolver is subject and excludes certain restructuring charges from the calculation of certain ratios under those covenants. The amendment increases the typical annual interest rate of the Revolver to the annual rate of, at the Company’s option, either (i) between LIBOR plus 1.800% and LIBOR plus 3.500%, depending on the Company’s debt ratings by either S&P or Moody’s, or (ii) the higher of (A) the federal funds rate plus 0.50% or (B) the prime rate, plus between 0.800% and 2.500%, depending on the Company’s debt ratings by either S&P or Moody’s. The amendment also provides for an increase in the facility fee payable under the Revolver to the annual rate of between 0.200% and 0.500%, depending on the Company’s debt ratings by either S&P or Moody’s.
On January 23, 2009, a wholly-owned subsidiary of the Company, entered into an amendment to the credit agreement for a $400 million term loan credit facility (“Credit Facility”) with certain domestic and foreign banks (the “Lenders”), maturing February 8, 2011. The subsidiary’s payment and performance under the agreement are guaranteed by the Company. The amendment increases the Company’s flexibility for a specified period of time under the customary financial covenants to which the Credit Facility is subject and excludes certain restructuring charges from the calculation of certain ratios under those covenants. The amendment also increases the typical annual interest rate of the Credit Facility to the annual rate of, at the subsidiary’s option, either (i) between LIBOR plus 2.000% and LIBOR plus 4.000%, depending on the Company’s debt ratings by either S&P or Moody’s, or (ii) the higher of (A) the federal funds rate plus 0.50% or (B) the prime rate, plus between 1.000% and 3.000%, depending on the Company’s debt ratings by either S&P or Moody’s. The amendment provides for the partial repayment of the loans under the Credit Facility in $15 million quarterly installments beginning April 2009 through December 2010, and $280 million payable upon maturity.
The financial covenant ratios permitted under the above-mentioned amendments are as follows:

								Fourth
	First	Second	Third	Fourth	First	Second	Third	Quarter
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	2010 and
	2009	2009	2009	2009	2010	2010	2010	thereafter

Interest Coverage Ratio (Minimum)	2.50	2.25	2.10	2.25	2.60	3.00	3.25	3.50
Leverage Ratio (Maximum)	4.00	4.25	4.25	4.00	3.75	3.50	3.50	3.50

On February 3, 2009, the Company commenced an offer to exchange up to approximately 8.4 million units, or 95%, of its HiMEDS units, stated amount $50.00 per unit (the “HiMEDS units”), in the form of Corporate HiMEDS units (the “Corporate HiMEDS units”), comprised of (i) a purchase contract obligating the holder to purchase from the Company’s common stock shares, par value $1.00 per share (the “common stock”), and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount 5.350% senior note due November 15, 2020 (the “HiMEDS senior notes”), for 0.9756 shares of common stock and $6.50 in cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contracts and the accrued and unpaid interest with respect to the HiMEDS senior notes) for each Corporate HiMEDS unit. The terms and conditions of the offer are set forth in the offer to exchange dated February 3, 2009 (the “offer to exchange”) and the related letter of transmittal (the “letter of transmittal”). The offer is not subject to a minimum condition. As the exchange is not mandatory, there is no assurance that the exchange will occur in part or in its entirety.

Avery Dennison 2008 Annual Report

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

Oversight of management’s financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an Audit Committee, which consists solely of outside directors. The Committee meets periodically with financial management, internal auditors and the independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and the Company’s internal audit department have free access to meet with the Audit Committee without management’s presence.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 27, 2008. Management’s assessment of the effectiveness of internal control over financial reporting as of December 27, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Management has excluded DM Label from its assessment of internal control over financial reporting as of December 27, 2008 because it was acquired by the Company in a purchase business combination during 2008. PricewaterhouseCoopers LLP has also excluded DM Label from their audit of internal control over financial reporting. DM Label is a wholly-owned subsidiary whose total assets and total revenues represent 3 percent and less than 1 percent, respectively, of the related consolidated financial statement amounts for the Company as of and for the year ended December 27, 2008.

Dean A. Scarborough President and Chief Executive Officer	Daniel R. O’Bryant Executive Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avery Dennison Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 27, 2008 and December 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded DM Label from its assessment of internal control over financial reporting as of December 27, 2008 because it was acquired by the Company in a purchase business combination during 2008. PricewaterhouseCoopers LLP has also excluded DM Label from their audit of internal control over financial reporting. DM Label is a wholly-owned subsidiary whose total assets and total revenues represent 3 percent and less than 1 percent, respectively, of the related consolidated financial statement amounts for the Company as of and for the year ended December 27, 2008.

PricewaterhouseCoopers LLP
Los Angeles, California
February 25, 2009

74.1

Avery Dennison 2008 Annual Report

Corporate Information

Counsel
Latham & Watkins LLP
Los Angeles, California

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Los Angeles, California

Transfer Agent — Registrar
Computershare Trust Co., N.A.
P. O. Box 43078
Providence, RI 02940-3078
(877) 498-8861
(800) 952-9245 (hearing impaired number)
www.computershare.com/investor

Annual Meeting
The Annual Meeting of Shareholders will be held at 1:30 p.m. on April 23, 2009 in the Conference Center of the Avery Dennison Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

The DirectSERVICEtm Investment Program
Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICEtm Investment Program, c/o Computershare (include a reference to Avery Dennison in the correspondence), P.O. Box 43078, Providence, RI 02940-3078, or calling (877) 498-8861, or logging onto their Web site at http://www.computershare.com/investor.

Direct Deposit of Dividends
Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, Computershare Trust Co., Inc., at (877) 498-8861.

Other Information
The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2008 filing with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”), the Company’s annual written affirmation on April 29, 2008, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s Corporate Governance listing standards.
A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation. Copies may also be obtained from the Company’s web site, www.averydennison.com, in the “Investors” section.

Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone: (626) 304-2000
Fax: (626) 792-7312

Mailing Address
P.O. Box 7090
Pasadena, California 91109-7090

Stock and Dividend Data
Common shares of Avery Dennison are listed on the NYSE.
Ticker symbol: AVY

	2008		2007

	High	Low	High	Low

Market Price(1)
First Quarter	$53.14	$45.66	$69.67	$63.46
Second Quarter	53.07	43.61	66.70	62.20
Third Quarter	50.00	41.35	68.49	55.31
Fourth Quarter	44.49	25.02	59.30	49.69

(1)	Prices shown represent closing prices on the NYSE

	2008	2007

Dividends Per Common Share
First Quarter	$.41	$.40
Second Quarter	.41	.40
Third Quarter	.41	.40
Fourth Quarter	.41	.41

Total	$1.64	$1.61

Number of shareholders of record as of year end	8,584	8,998

©2009 Avery Dennison Corporation. All rights reserved. Avery Design and Print Online is a trademark of Avery Dennison Corporation. All other brands and product names are trademarks of their respective owners.