Form 10-K, Exhibit 13
period 2010-01-02
AVERY DENNISON CORPORATION
filed 2010-03-01
CIK 8818

2009 Annual Report — Businesses at a Glance

SEGMENT	Pressure-sensitive Materials	Retail Information Services	Office and Consumer Products	Other specialty converting businesses

BUSINESSES	Roll Materials Graphics and Reflective Products	Information and Brand Management Printer Systems Fastener	Office Products	Specialty Tape Radio Frequency Identification (RFID) Industrial and Automotive Products Performance Films Business Media

SALES (in millions)	$3,300	$1,323	$849	$480

PERCENT OF TOTAL SALES	56%	22%	14%	8%

GLOBAL BRANDS	Fasson, Avery Graphics, Avery Dennison	Avery Dennison, Monarch	Avery	Avery Dennison

PRODUCTS	Pressure-sensitive roll materials, flexible packaging, roll-fed shrink film, water and solvent-based performance polymer adhesives and engineered films, graphic imaging media and reflective materials	Solution sets throughout the retail supply chain, including manufacturing, supply chain, in-store information, permanent branding and point-of-sale branding products	Self-adhesive labels, binders, sheet protectors, dividers, online templates and printing, writing instruments, T-shirt transfers and do-it-yourself card products	Specialty tapes, industrial adhesives, architectural and engineered films, automotive exterior films and labels, functional packaging labels, point-of-purchase and display tags, metallized pigments, self-adhesive postage stamps, RFID inlays and durable tags

MARKETS	Home and personal care, food, beverages, wine and spirits, beer, pharmaceutical and healthcare, durables, variable information, fleets, architecture, traffic, safety and transportation original equipment	Retail brand owners and manufacturers, apparel and hard goods retail stores and supply chains, food service stores and supply chains, logistics, pharmaceuticals, automotive and other manufacturers	Professional, personal and on-the-go organization and identification, education	Architectural, apparel, automotive, building and construction, consumer, durables, electronics, graphic arts, industrial, logistics, medical and healthcare, retail point-of-purchase, and security printing

CUSTOMERS	Global label converters, brand owners, consumer products package designers, packaging engineers and manufacturers, industrial manufacturers, printers, designers, government agencies, sign manufacturers and graphic vendors	Global retailers and brand owners, apparel and consumer goods manufacturers, restaurant and food service chains, grocery and drug store chains, and a variety of other industries	Office products superstores, major retailers, office professionals, school administrators, small business owners and consumers	Industrial and original equipment manufacturers, medical products and device manufacturers, converters, packagers and consumer products companies

Five-year Summary

		2009(1)		2008		2007		2006		2005

(Dollars in millions, except %	5-Year Compound
and per share amounts)	Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	2.3%	$5,952.7	100.0	$6,710.4	100.0	$6,307.8	100.0	$5,575.9	100.0	$5,473.5	100.0
Gross profit	2.2	1,586.5	26.7	1,727.0	25.7	1,722.4	27.3	1,538.0	27.6	1,476.9	27.0
Marketing, general and administrative expense	5.8	1,268.8	21.3	1,304.3	19.4	1,182.5	18.7	1,011.1	18.1	987.9	18.0
Goodwill and indefinite-lived intangible asset impairment charges	N/A	832.0	14.0	–	–	–	–	–	–	–	–
Interest expense	7.8	85.3	1.4	115.9	1.7	105.2	1.7	55.5	1.0	57.9	1.1
Other expense, net(2)	40.3	191.3	3.2	36.2	0.5	59.4	0.9	36.2	0.6	63.6	1.2
Income (loss) from continuing operations before taxes	(216.1)	(790.9)	(13.3)	270.6	4.0	375.3	5.9	435.2	7.8	367.5	6.7
(Benefit from) provision for income taxes	(186.0)	(44.2)	(0.7)	4.5	0.1	71.8	1.1	76.7	1.4	75.3	1.4
Income (loss) from continuing operations	(221.6)	(746.7)	(12.5)	266.1	4.0	303.5	4.8	358.5	6.4	292.2	5.3
Income (loss) from discontinued operations, net of tax(3)	N/A	–	N/A	–	N/A	–	N/A	14.7	N/A	(65.4)	N/A
Net income (loss)	(221.8)	(746.7)	(12.5)	266.1	4.0	303.5	4.8	373.2	6.7	226.8	4.1

		2009		2008		2007		2006		2005

Per Share Information
Income (loss) per common share from continuing operations	(220.7)%	$(7.21)		$2.70		$3.09		$3.59		$2.92
Income (loss) per common share from continuing operations, assuming dilution	(220.9)	(7.21)		2.70		3.07		3.57		2.91
Net income (loss) per common share	(220.9)	(7.21)		2.70		3.09		3.74		2.27
Net income (loss) per common share, assuming dilution	(221.0)	(7.21)		2.70		3.07		3.72		2.26
Dividends per common share	(3.9)	1.22		1.64		1.61		1.57		1.53
Weighted-average common shares outstanding (in millions)	0.7	103.6		98.4		98.1		99.8		100.1
Weighted-average common shares outstanding, assuming dilution (in millions)	0.6	103.6		98.7		98.9		100.4		100.5

Book value per share at fiscal year end	(3.6)	$12.94		$17.78		$20.22		$17.26		$15.26
Market price per share at fiscal year end	(9.5)	36.49		31.53		53.41		67.93		55.27
Market price per share range		17.26 to		25.02 to		49.69 to		55.09 to		50.30 to
		40.02		53.14		69.67		69.11		62.53

At End of Year
Working capital (deficit)		$(134.5)		$(127.6)		$(419.3)		$(12.1)		$56.0
Property, plant and equipment, net		1,354.7		1,493.0		1,591.4		1,309.4		1,295.7
Total assets		5,002.8		6,035.7		6,244.8		4,324.9		4,228.9
Long-term debt		1,088.7		1,544.8		1,145.0		501.6		723.0
Total debt		1,624.3		2,209.8		2,255.8		968.0		1,087.7
Shareholders’ equity		1,362.6		1,750.0		1,989.4		1,696.2		1,521.6

Number of employees		31,300		35,700		37,300		22,700		22,600

Other Information
Depreciation expense(4)		$187.6		$204.6		$184.1		$153.8		$154.2
Research and development expense(4)		90.7		94.0		95.5		87.9		85.4

Effective tax rate(4)		5.6%		1.7%		19.1%		17.6%		20.5%
Return on average shareholders’ equity (percent)		(55.7)		13.1		16.5		22.7		14.5
Return on average total capital (percent)		(20.6)		8.8		10.6		15.7		10.0

(1)	Results for 2009 reflect a 53-week period.

(2)	2009 includes pretax charges of $191.3 for restructuring costs, asset impairment and lease cancellation charges and other items.
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
Results for 2005 include impairment charges for goodwill and finite-lived intangible assets of $74.4 associated with the expected divestiture of a business.

(4)	2005 and 2006 amounts related to continuing operations.

18 Avery Dennison Corporation 2009 Annual Report

Stockholder Return Performance
The following graph compares the Company’s cumulative stockholder return on its common stock, including the reinvestment of dividends, with the return on the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”) and the average return, weighted by market capitalization, of the peer group set forth below (“Peer Group”) for the five-year period ending December 31, 2009. The Company has also included the median return of the Peer Group in the graph as an additional comparison. The Peer Group consists of 50 publicly-traded U.S. companies selected on the basis of market diversity, international focus and investment, market volatility, and product line mix.
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

Comparison of Five-Year Cumulative Total Return
As of December 31, 2009

Total Return Analysis(1)

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09

Avery Dennison Corp	$100.00	$94.75	$119.47	$95.97	$61.43	$71.70
S&P 500 Index	100.00	104.91	121.46	128.13	80.73	102.11
Market Basket (Weighted Average)(2)	100.00	102.48	124.24	154.38	91.59	127.55
Market Basket (Median)	100.00	99.05	121.69	122.97	77.88	115.22

(1)	Assumes $100 invested on December 31, 2004, and the reinvestment of dividends; chart reflects performance on a calendar year basis.

(2)	Weighted average is weighted by market capitalization.

Stock price performance reflected in the above graph is not necessarily indicative of future price performance.

We identify your world 19

Management’s Discussion and Analysis
of Results of Operations and Financial Condition

ORGANIZATION OF INFORMATION

Management’s Discussion and Analysis provides a narrative concerning our financial performance and condition that should be read in conjunction with the accompanying financial statements. It includes the following sections:

Definition of Terms	20
Forward-looking Statements	20
Overview and Outlook	20
Analysis of Results of Operations	22
Results of Operations by Segment	24
Financial Condition	26
Uses and Limitations of Non-GAAP Measures	32
Transactions with Related Persons	32
Critical Accounting Policies and Estimates	32
Recent Accounting Requirements	35
Safe Harbor Statement	35
Market-Sensitive Instruments and Risk Management	36

DEFINITION OF TERMS

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Our discussion of financial results includes several non-GAAP measures to provide additional information concerning Avery Dennison Corporation’s (the “Company’s”) performance. These non-GAAP financial measures are not in accordance with, nor are they a substitute for, GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Refer to “Uses and Limitations of Non-GAAP Measures.”

We use the following terms:

o	Organic sales growth (decline) refers to the change in sales excluding the estimated impact of currency translation, acquisitions and divestitures, and the estimated impact of the extra week in fiscal year 2009;
o	Segment operating income (loss) refers to income (loss) before interest and taxes;
o	Free cash flow refers to cash flow from operations and net (purchases) proceeds from sale of investments, less payments for capital expenditures, software and other deferred charges; and
o	Operational working capital refers to trade accounts receivable and inventories, net of accounts payable.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management’s Discussion and Analysis are “forward-looking statements” and are subject to certain risks and uncertainties. Refer to our “Safe Harbor Statement” contained elsewhere in this report.

OVERVIEW AND OUTLOOK

Overview
Sales
Our sales from operations declined 11% in 2009 compared to a growth of 6% in 2008, reflecting weakness in market conditions.

Estimated change in sales due to:	2009	2008	2007

Organic sales growth (decline)	(9)%	(3)%	1%
Extra week in fiscal year(1)	1	–	–
Foreign currency translation	(4)	3	5
Acquisitions, net of divestitures	–	7	8

Reported sales growth (decline)(2)	(11)%	6%	13%

(1)	Our 2009 fiscal year consisted of a 53-week period, with the extra week reflected in the first quarter. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth year consists of 53 weeks.

(2)	Totals may not sum due to rounding.

Net Income
In 2009, we had a net loss of approximately $747 million, compared to a net income of approximately $266 million in 2008.

Negative factors affecting the change in net income included:

o	Impairment of goodwill and indefinite-lived intangible assets
o	Lower net sales
o	Higher restructuring and asset impairment charges related to cost reduction actions
o	Higher employee-related costs
o	Higher legal settlement costs
o	Investment in growth initiatives
o	Loss on debt extinguishment

Positive factors affecting the change in net income included:

o	Cost savings from productivity improvement initiatives, including savings from restructuring actions, and cost reductions consistent with a recessionary environment
o	Changes in pricing to offset the cumulative impact of inflation experienced in 2008
o	Lower transition costs related to acquisition integrations
o	Lower raw material and energy costs

Impairment of Goodwill and Indefinite-Lived Intangible Assets
We perform our annual impairment test of goodwill and indefinite-lived intangible assets (“goodwill impairment”) during the fourth quarter. However, certain factors may result in the need to perform a goodwill impairment test prior to the fourth quarter, including significant underperformance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest an individual business within a reporting unit. Based upon our assessment of these factors in connection with the preparation of our first quarter financial statements, we determined that there was a need to initiate an interim goodwill impairment test. The factors considered included both a sustained decline in our stock price and a decline in our 2009 revenue projections for the retail information services reporting unit, following lower than expected revenues in March 2009, which continued in April 2009. The peak season for the retail information

20 Avery Dennison Corporation 2009 Annual Report

services reporting unit has traditionally been March through the end of the second quarter.
Our interim impairment analysis indicated that the fair value of each of our reporting units exceeded its carrying value, except for our retail information services reporting unit, which had a fair value less than its carrying value.
In performing the required goodwill impairment test, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. Our reporting units, which are composed of either a discrete business or an aggregation of businesses with similar economic characteristics, consist of roll materials; retail information services; office and consumer products; graphics and reflective products; industrial products; and business media.
In the first quarter of 2009, we recorded non-cash impairment charges of $832 million for the retail information services reporting unit, of which $820 million is related to goodwill and $12 million is related to indefinite-lived intangible assets. We completed our interim goodwill impairment test in the second quarter of 2009, with no additional impairment charge recorded thereafter. Results from our annual impairment test in the fourth quarter of 2009 indicated that no impairment had occurred.
Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for further information.

Acquisitions
We completed the acquisition of Paxar Corporation (“Paxar”) on June 15, 2007. The combination of the Paxar business into our Retail Information Services segment increases our presence in the retail information and brand identification market, combines complementary strengths and broadens the range of our product and service capabilities, improves our ability to meet customer demands for product innovation and improved quality of service, and facilitates expansion into new product and geographic segments. See “Paxar Acquisition-related Actions” below for information on costs incurred and cost synergies achieved during integration.
We completed the acquisition of DM Label Group (“DM Label”) on April 1, 2008. DM Label operations are included in our Retail Information Services segment.
See Note 2, “Acquisitions,” to the Consolidated Financial Statements for further information.

Paxar Acquisition-related Actions
From June 2007 through 2008, actions to integrate Paxar resulted in pretax charges of $99.7 million, including severance and employee-related costs, asset impairment charges, and lease cancellation costs in our Retail Information Services segment.
Incremental cost synergies resulting from the integration were approximately $12 million in 2009, approximately $88 million in 2008, and approximately $20 million in 2007.

Cost Reduction Actions
Q4 2008 — 2010 Actions
In the fourth quarter of 2008, we initiated restructuring actions that are now expected to generate approximately $180 million in annualized savings by the middle of 2010, of which $75 million, net of transition costs, was realized in 2009. We expect to incur approximately $160 million of total restructuring charges associated with these actions, of which approximately $110 million represents cash charges. At the end of 2009, we achieved run-rate savings representing approximately 75% of our target.
From the fourth quarter of 2008 through the end of 2009, we recorded approximately $141 million in pretax charges related to these restructuring actions, consisting of severance and related employee costs, asset impairment charges, and lease cancellation costs. Severance and employee-related costs related to approximately 4,035 positions, impacting all of our segments and geographic regions.
The remainder of the costs associated with this action is expected to be incurred in the first half of 2010.

Q1 2008 — Q3 2008 Actions
During the first three quarters of 2008, we implemented cost reduction actions resulting in pretax charges of $22.8 million, including severance and employee-related costs for approximately 645 positions, asset impairment charges, and lease cancellation costs. We achieved annualized savings of approximately $20 million (most of which benefited 2009) as a result of these actions.

Q4 2006 — 2007 Actions
We incurred $31.4 million in pretax charges related to cost reduction actions initiated from late 2006 through the end of 2007, including severance and employee related costs for approximately 555 positions, asset impairment charges, and lease cancellation costs. Savings from these restructuring actions, net of transition costs, were approximately $8 million in 2009, $32 million in 2008 and $5 million in 2007.
Refer to Note 10, “Cost Reduction Actions,” to the Consolidated Financial Statements for further information.

Free Cash Flow
Free cash flow, which is a non-GAAP measure, refers to cash flow from operating activities and net (purchases) proceeds from sale of investments, less payments for capital expenditures, software and other deferred charges. We use free cash flow as a measure of funds available for other corporate purposes, such as dividends, debt reduction, acquisitions, and repurchases of common stock. Management believes that this measure provides meaningful supplemental information to our investors to assist them in their financial analysis of the Company. This measure is not intended to represent the residual cash available for discretionary purposes. Refer to the discussion under “Uses and Limitations of Non-GAAP Measures” elsewhere in this report for further information regarding limitations of this measure.

We identify your world 21

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

(In millions)	2009	2008	2007

Net cash provided by operating activities	$569.0	$539.7	$499.4
Purchase of property, plant and equipment	(72.2)	(128.5)	(190.5)
Purchase of software and other deferred charges	(30.6)	(63.1)	(64.3)
(Purchases) proceeds from sale of investments, net(1)	(.5)	17.2	–

Free cash flow	$465.7	$365.3	$244.6

(1)	Net (purchases) proceeds from sale of investments relate to net purchasing/sales activities of securities held by our captive insurance company in 2009 and 2008, and sales of other investments in 2008.

The increase in free cash flow in 2009 of $100.4 million is primarily due to operational working capital productivity in inventory and collection of trade accounts receivables, as well as lower spending on capital expenditures, software and other deferred charges, partially offset by lower income from operations.
The increase in free cash flow in 2008 of $120.7 million is primarily due to increased cash flow provided by operating activities and reduced capital spending, partially offset by lower income from operations.
See “Analysis of Results of Operations” and “Liquidity” in “Financial Condition” below for more information.

Dividend
On July 30, 2009 and October 22, 2009, we declared a dividend of $.20 per share, a reduction from our previous dividend of $.41 per share in the same periods in 2008. This action was taken in response to the possibility of continued poor market conditions beyond 2009, to focus on reducing debt, and to meet increased pension funding requirements.

Legal Proceedings
We are a named defendant in purported class actions in the U.S. seeking treble damages and other relief for alleged unlawful competitive practices.
The Board of Directors created an ad hoc committee comprised of certain independent directors to oversee the foregoing matters.
As previously disclosed and reported to authorities in the U.S., we have discovered instances of conduct by certain employees that potentially violate the U.S. Foreign Corrupt Practices Act. We reported that conduct to authorities in the U.S. and have entered into a settlement agreement with the Securities and Exchange Commission (“SEC”) in this regard. Refer to Note 8, “Contingencies,” to the Consolidated Financial Statements for further information.
We are unable to predict the effect of these matters at this time, although the effect could be adverse and material. These and other matters are reported in Note 8, “Contingencies,” to the Consolidated Financial Statements.

Outlook
Certain factors that we believe may contribute to 2010 results are listed below.
The effect of the fiscal calendar change (extra week in 2009) is anticipated to reduce sales in 2010 by approximately $50 million compared to 2009.
We expect incremental pension expense of approximately $10 million in 2010. At year end 2009, actuarial projections indicate that we will be required to make total pension contributions in the range of $200 million to $300 million from 2009 through 2013.
We anticipate restructuring charges of approximately $15 million to $20 million in 2010. We expect to realize an incremental $70 million of restructuring savings, net of transition costs, in 2010.
We anticipate lower interest expense in 2010 due primarily to retirements and repayments of certain indebtedness. Our assumptions on interest expense are subject to changes in market rates throughout the year.
The annual effective tax rate will be impacted by future events including changes in tax laws, geographic income mix, tax audits, closure of tax years, legal entity restructuring, and release of, or accrual for, valuation allowances on deferred tax assets. The effective tax rate can potentially have wide variances from quarter to quarter, resulting from interim reporting requirements and the recognition of discrete events.
We anticipate increased investment in new growth opportunities and infrastructure.
We anticipate our capital and software expenditures to be in the range of $125 million to $150 million in 2010.
We are targeting a reduction of debt of at least $350 million from the end of the second quarter of 2009 through the end of 2010. In the second half of 2009, we reduced debt by approximately $300 million.

ANALYSIS OF RESULTS OF OPERATIONS

Income Before Taxes:

(In millions)	2009	2008	2007

Net sales	$5,952.7	$6,710.4	$6,307.8
Cost of products sold	4,366.2	4,983.4	4,585.4

Gross profit	1,586.5	1,727.0	1,722.4
Marketing, general and administrative expense	1,268.8	1,304.3	1,182.5
Goodwill and indefinite-lived intangible asset impairment charges	832.0	–	–
Interest expense	85.3	115.9	105.2
Other expense, net	191.3	36.2	59.4

Income (loss) before taxes	$(790.9)	$270.6	$375.3

As a Percent of Sales:	%	%	%

Gross profit (margin)	26.7	25.7	27.3
Marketing, general and administrative expense	21.3	19.4	18.7
Income (loss) before taxes	(13.3)	4.0	5.9

Sales
Sales decreased 11% in 2009 and increased 6% in 2008.
The decrease in 2009 reflected lower sales on an organic basis, partially offset by incremental sales from the DM Label acquisition (approximately $9 million) and the estimated impact of the extra week in the first quarter of 2009. In addition, foreign currency translation had an unfavorable impact on the change in sales of approximately $269 million. On an

22 Avery Dennison Corporation 2009 Annual Report

organic basis, sales declined 9% in 2009, as continued deterioration in market conditions contributed to volume declines, partially offset by the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008.
The increase in 2008 was driven primarily by acquisitions and the effect of currency translation. The acquisitions of Paxar and DM Label increased sales by an estimated $450 million in 2008. Foreign currency translation had a favorable impact on the change in sales of approximately $167 million. On an organic basis, sales declined 3% in 2008, which reflected worsening global economic conditions in 2008, which were experienced first in the U.S., then in Western Europe, and then in our emerging markets.
Organic sales growth or decline by our major regions of operation was as follows:

	2009	2008	2007

U.S.	(9)%	(7)%	(4)%
Europe	(12)%	(1)%	3%
Asia	(3)%	1%	9%
Latin America	(2)%	1%	4%

Refer to “Results of Operations by Segment” for information on segments.

Gross Profit Margin
Gross profit margin in 2009 increased from 2008, primarily due to benefits from restructuring and productivity improvement initiatives, the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008, and lower raw material and energy costs. These benefits were partially offset by reduced fixed-cost leverage due to lower volume, unfavorable segment mix, and higher employee costs.
Gross profit margin in 2008 decreased from 2007 as higher gross profit margin associated with sales from the Paxar business and savings from restructuring actions and other sources of productivity were more than offset by the carryover effect of prior year price competition in the roll materials business, higher raw material and other cost inflation, negative product mix shifts (lower sales of higher gross profit margin products), as well as reduced fixed-cost leverage on an organic basis.

Marketing, General and Administrative Expense
Marketing, general and administrative expense in 2009 decreased from 2008, as cost reductions consistent with a recessionary environment, benefits from restructuring and productivity initiatives, and the impact of foreign currency translation (approximately $40 million) were partially offset by:

o	Higher employee costs
o	Investment in growth initiatives
o	Estimated costs associated with the extra week

Marketing, general and administrative expense in 2008 increased from 2007, as benefits from productivity improvement initiatives and lower net transition costs related to the Paxar and DM Label acquisitions were more than offset by:

o	Costs associated with the acquired businesses (totaling approximately $123 million, including $15 million in incremental amortization of intangibles)
o	The negative impact of fluctuations in foreign currency (approximately $13 million)
o	Higher employee costs

Interest Expense
In 2009, interest expense decreased 26%, or approximately $31 million, due to retirements and repayments of certain indebtedness and lower interest rates on short-term borrowings.
In 2008, interest expense increased 10%, or approximately $11 million, due to an increase in borrowings to fund the Paxar and DM Label acquisitions, partially offset by the benefit of lower interest rates.

Other Expense, net

(In millions, pretax)	2009	2008	2007

Restructuring costs	$86.8	$29.8	$21.6
Asset impairment and lease cancellation charges	42.3	10.9	17.5
Asset impairment — integration related	–	–	18.4
Other items	62.2	(4.5)	1.9

Other expense, net	$191.3	$36.2	$59.4

For all three years presented, “Other expense, net” consisted of charges for restructuring, including severance and other employee-related costs, asset impairment charges, and lease cancellation costs, as described above in “Cost Reduction Actions.” Refer also to Note 10, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.

In 2009, other items included in “Other expense, net” included:

o	Legal settlement costs ($41 million)
o	A loss from debt extinguishment ($21.2 million)
For more information regarding the debt extinguishment, refer to “Financial Condition” in this report and Note 4, “Debt,” to the Consolidated Financial Statements. For more information regarding the legal settlement costs, refer to Note 8, “Contingencies,” to the Consolidated Financial Statements.
In 2008, other items included in “Other expense, net” consisted of a gain on sale of investments ($4.5 million).

In 2007, other items included in “Other expense, net” included:

o	Cash flow hedge loss ($4.8 million)
o	Expenses related to a divestiture ($.3 million)
o	Reversal of accrual related to a lawsuit ($3.2 million)

Net Income and Earnings per Share:

(In millions, except per share amounts)	2009	2008	2007

Income (loss) before taxes	$(790.9)	$270.6	$375.3
(Benefit from) provision for income taxes	(44.2)	4.5	71.8

Net income (loss)	$(746.7)	$266.1	$303.5

Net income (loss) per common share	$(7.21)	$2.70	$3.09
Net income (loss) per common share, assuming dilution	$(7.21)	$2.70	$3.07

Net income (loss) as a percent of sales	(12.5)%	4.0%	4.8%

Effective tax rate	5.6%	1.7%	19.1%

We identify your world 23

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

(Benefit from) Provision for Income Taxes
The effective tax rate was approximately 6% for 2009 compared with approximately 2% for 2008. The 2009 effective tax rate is most significantly influenced by the non-cash goodwill and indefinite-lived intangible asset impairment charges, as these expenses are largely not tax deductible, and from one-time benefits from tax planning actions, partially offset by increases to our tax reserves.
The effective tax rate was approximately 2% for 2008 compared with approximately 19% for 2007. Our 2008 effective tax rate reflects $45.3 million of benefit from changes in the valuation allowance against certain deferred tax assets, favorable geographic income mix, and a $24.8 million detriment from accruals for uncertain tax positions.
Refer to Note 11, “Taxes on Income,” for more information.

RESULTS OF OPERATIONS BY SEGMENT

Pressure-sensitive Materials Segment

(In millions)	2009	2008	2007

Net sales including intersegment sales	$3,448.9	$3,816.2	$3,662.6
Less intersegment sales	(148.9)	(172.4)	(164.9)

Net sales	$3,300.0	$3,643.8	$3,497.7
Operating income(1)	184.7	257.2	322.3

(1) Includes restructuring costs, asset impairment and lease cancellation charges for all years presented, and other items in 2009 and 2007	$75.3	$12.6	$14.3

Net Sales
Sales in our Pressure-sensitive Materials segment decreased 9% in 2009 and increased 4% in 2008.
In 2009, the decrease in reported sales reflected lower sales on an organic basis and the unfavorable impact of foreign currency translation (approximately $186 million), partially offset by the estimated impact of the extra week in the first quarter of 2009. On an organic basis, sales declined 6% in 2009 primarily due to declines in volume, partially offset by the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008.
On an organic basis, sales in our roll materials business in 2009 declined at a high single-digit rate in Europe, a mid single-digit rate (excluding intercompany sales) in North America, and a low single-digit rate in Latin America, reflecting continued weakness in end markets. These declines were partially offset by mid-single digit growth in Asia. On an organic basis, sales in our emerging markets (Asia, Latin America, and Eastern Europe) remained flat in 2009 compared to 2008.
On an organic basis, sales in our graphics and reflective business in 2009 declined at a mid-teen rate, reflecting lower promotional spending by businesses in response to weak market conditions.
In 2008, the increase in reported sales included a favorable impact of foreign currency translation of approximately $132 million in 2008. On an organic basis, sales grew 1% in 2008.
The organic sales growth in 2008 reflected growth in our roll materials business in Asia, Latin America and Europe, partially offset by declines in our North American roll materials businesses. On an organic basis, sales in our roll materials business in 2008 experienced high single-digit growth in Asia and low single-digit growth in Europe and Latin America. In our North American roll materials business, slow market conditions in 2008 resulted in a low single-digit decline in sales on an organic basis.
In our graphics and reflective business, sales declined on an organic basis at a mid single-digit rate in 2008, as growth in Asia and Latin America was more than offset by declines in the U.S. and Europe. The decline primarily reflected lower promotional spending on graphic products by businesses in response to weak market conditions.

Operating Income
Decreased operating income in 2009 reflected legal settlement costs, and higher restructuring costs, asset impairment charges, and lease cancellation costs. In addition, lower volume, the unfavorable impact of currency translation, and higher employee costs more than offset the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008, lower raw material and energy costs, and cost savings from restructuring and productivity improvement initiatives.
Decreased operating income in 2008 reflected the negative effects of raw material and other cost inflation, prior year price reductions (which more than offset the benefits of price increases in 2008), and negative product mix. In addition, operating income in 2007 included the reversal of an accrual related to a lawsuit. These negative factors were partially offset by higher volume and cost savings from restructuring and productivity improvement initiatives.

Retail Information Services Segment

(In millions)	2009	2008	2007

Net sales including intersegment sales	$1,324.8	$1,550.8	$1,177.5
Less intersegment sales	(1.6)	(2.1)	(2.1)

Net sales	$1,323.2	$1,548.7	$1,175.4
Operating income (loss)(1)(2)	(900.4)	11.3	(4.6)

(1) Includes restructuring costs, asset impairment and lease cancellation charges for all years presented	$51.6	$12.2	$31.3

(2) Includes goodwill and indefinite-lived intangible asset impairment charges in 2009 and transition costs associated with acquisition integrations in 2008 and 2007	$832.0	$24.1	$43.0

Net Sales
Sales in our Retail Information Services segment decreased 15% in 2009, and increased 32% in 2008.
In 2009, the decrease in reported sales reflected lower sales on an organic basis and the unfavorable impact of foreign currency translation (approximately $46 million), partially offset by the estimated impact of the extra week in the first quarter of 2009 and incremental sales from the DM Label acquisition (approximately $9 million). On an organic basis, sales declined 14% in 2009 due primarily to lower volume from continued weakness in the apparel markets in the U.S. and Europe, and tighter inventory controls by retailers and brand owners.
In 2008, the increase in reported sales reflected an estimated $450 million in sales from the Paxar and DM Label acquisitions and the favorable impact of foreign currency translation (approximately $7 million). On an organic basis, sales declined 6% in 2008 reflecting continued weakness in the domestic retail apparel markets and weakness experienced in the European retail markets.

24 Avery Dennison Corporation 2009 Annual Report

Operating Income (Loss)
Operating loss in 2009 reflected goodwill and indefinite-lived intangible asset impairment charges and higher restructuring, asset impairment and lease cancellation charges, partially offset by reduced transition costs related to acquisition integrations in 2009. In addition, incremental savings from integration actions and the benefit of restructuring and productivity improvement initiatives were more than offset by lower volume, changes in pricing, and higher employee costs.
Increased operating income in 2008 reflected higher sales, lower restructuring, asset impairment and lease cancellation charges, incremental synergies and lower transition costs related to the Paxar integration, and savings from restructuring and productivity improvement initiatives, partially offset by raw material and other cost inflation, and incremental amortization of acquisition intangibles.

Office and Consumer Products Segment

(In millions)	2009	2008	2007

Net sales including intersegment sales	$850.0	$937.0	$1,017.8
Less intersegment sales	(.7)	(1.2)	(1.6)

Net sales	$849.3	$935.8	$1,016.2
Operating income(1)	118.1	145.7	174.6

(1) Includes restructuring costs for all years, asset impairment charges in 2009 and 2008, lease cancellation costs and other items in 2007	$14.0	$12.7	$4.8

Net Sales
Sales in our Office and Consumer Products segment decreased 9% in 2009 and 8% in 2008.
In 2009, the decrease in reported sales reflected lower sales on an organic basis and the unfavorable impact of foreign currency translation (approximately $22 million), partially offset by the estimated impact of the extra week in the first quarter of 2009. On an organic basis, sales declined 8% in 2009 due primarily to lower volume from weak end market demand led by slower corporate purchasing activity, partially offset by strong back-to-school sales and the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008.
In 2008, the decrease in reported sales reflected lower sales on an organic basis, partially offset by the favorable impact of foreign currency translation (approximately $12 million). On an organic basis, sales declined approximately 9% in 2008 due primarily to a combination of weak end market demand and tighter inventory controls by customers.

Operating Income
Decreased operating income in 2009 reflected the impact of lower volume, higher employee costs, and increased marketing and product development spending, partially offset by cost savings from restructuring and productivity improvement initiatives and the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008.
Decreased operating income in 2008 reflected lower sales and cost inflation, partially offset by price increases and savings from restructuring actions and other productivity improvement initiatives.
Restructuring costs were incurred in all three years and asset impairment charges were incurred in 2009 and 2008. Operating income in 2007 included lease cancellation costs and expense related to a divestiture.

Other specialty converting businesses

(In millions)	2009	2008	2007

Net sales including intersegment sales	$496.4	$608.5	$638.4
Less intersegment sales	(16.2)	(26.4)	(19.9)

Net sales	$480.2	$582.1	$618.5
Operating income (loss)(1)	(42.7)	7.4	27.7

(1) Includes restructuring and asset impairment charges for all years presented	$29.2	$3.2	$4.2

Net Sales
Sales in our other specialty converting businesses decreased 18% in 2009 and 6% in 2008.
In 2009, the decrease in reported sales reflected lower sales on an organic basis and the unfavorable impact of foreign currency translation (approximately $15 million), partially offset by the estimated impact of the extra week in the first quarter of 2009. On an organic basis, sales declined 16% in 2009, primarily reflecting lower volume in products sold to the automotive, housing, and construction industries.
In 2008, the decrease in reported sales reflected lower sales on an organic basis, partially offset by the favorable impact of foreign currency translation (approximately $17 million). On an organic basis, sales declined 8% in 2008, reflecting lower volume in products sold to the automotive, housing, and construction industries, and the negative effect of exiting certain low-margin products in our specialty tape business, partially offset by growth in our radio-frequency identification (“RFID”) division.

Operating Income (Loss)
Operating loss for these businesses in 2009 reflected lower volume and higher restructuring and asset impairment charges, partially offset by the benefit of restructuring and productivity improvement initiatives.
Decreased operating income for these businesses in 2008 reflected lower sales and cost inflation, partially offset by the benefit of productivity improvement initiatives, lower restructuring and asset impairment charges, and a reduction in operating loss in our RFID division.

We identify your world 25

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

FINANCIAL CONDITION

Liquidity
Cash Flow from Operating Activities:

(In millions)	2009	2008	2007

Net income (loss)	$(746.7)	$266.1	$303.5
Depreciation and amortization	267.3	278.4	237.3
Provision for doubtful accounts	19.3	17.7	18.7
Goodwill and indefinite-lived intangible asset impairment charges	832.0	–	–
Asset impairment and net loss on sale and disposal of assets	48.0	16.8	44.0
Loss from debt extinguishment	21.2	–	–
Stock-based compensation	25.8	29.0	21.6
Other non-cash expense and loss	22.0	11.3	–
Other non-cash income and gain	(8.7)	(12.4)	(1.0)
Trade accounts receivable	95.7	57.7	(17.7)
Inventories	133.3	16.5	(5.3)
Other current assets	40.6	(30.0)	18.8
Accounts payable and accrued liabilities	(52.4)	(15.8)	(87.1)
Income taxes (deferred and accrued)	(90.7)	(79.9)	(31.4)
Other assets	2.3	20.8	(17.1)
Long-term retirement benefits and other liabilities	(40.0)	(36.5)	15.1

Net cash provided by operating activities	$569.0	$539.7	$499.4

For cash flow purposes, changes in assets and liabilities and other adjustments, net of the effect of business acquisitions, exclude the impact of foreign currency translation (discussed below in “Analysis of Selected Balance Sheet Accounts”).
In 2009, cash flow provided by operating activities improved compared to 2008 due to operational working capital productivity in inventory and collection of trade accounts receivables, partially offset by lower income from operations.
In 2008, cash flow provided by operating activities improved compared to 2007 due to improved collection of trade accounts receivable; extended payment terms on accounts payable; decreased purchases and better management of inventory; lower rebate payments; and lower income tax payments, net of refunds. These positive factors were partially offset by higher payments for interest and higher material costs.

Cash Flow from Investing Activities:

(In millions)	2009	2008	2007

Purchase of property, plant and equipment	$(72.2)	$(128.5)	$(190.5)
Purchase of software and other deferred charges	(30.6)	(63.1)	(64.3)
Payments for acquisitions	–	(131.2)	(1,291.9)
(Purchases) proceeds from sale of investments, net	(.5)	17.2	–
Other	(2.5)	12.1	3.5

Net cash used in investing activities	$(105.8)	$(293.5)	$(1,543.2)

Capital and Software Spending
In 2009, we invested in various small capital projects, including projects associated with an expansion in Japan. Significant capital projects in 2008 included investments for expansion in China and India serving both our materials and retail information services businesses.
Significant information technology projects in 2009 and 2008 included customer service and standardization initiatives.

Payments for acquisitions
On April 1, 2008, we completed the acquisition of DM Label.
On June 15, 2007, we completed the acquisition of Paxar.
Refer to Note 2, “Acquisitions,” to the Consolidated Financial Statements for more information.
Payments for acquisitions during 2007 also included buy-outs of minority interest shareholders associated with certain subsidiaries of RVL Packaging, Inc. and Paxar of approximately $4 million.

Proceeds from Sale of Investments
In 2008, net proceeds from sale of investments consist of the sale of securities primarily held by our captive insurance company.

Cash Flow from Financing Activities:

(In millions)	2009	2008	2007

Net change in borrowings and payments of debt	$(300.6)	$(40.7)	$1,259.0
Dividends paid	(134.9)	(175.0)	(171.8)
Purchase of treasury stock	–	(9.8)	(63.2)
Proceeds from exercise of stock options, net	.6	2.7	38.1
Other	2.2	14.3	(6.7)

Net cash (used in) provided by financing activities	$(432.7)	$(208.5)	$1,055.4

Borrowings and Repayment of Debt
At year end 2009, our borrowings outstanding under foreign short-term lines of credit were approximately $60 million (weighted-average interest rate of 12.8%), compared to approximately $106 million at year end 2008 (weighted-average interest rate of 6.9%).
Short-term variable rate domestic borrowings were $415 million at January 2, 2010 (weighted-average interest rate of 0.2%), compared to $558 million at December 27, 2008 (weighted-average interest rate of 0.9%). At January 2, 2010, short-term variable rate domestic borrowings were from commercial paper issuance.
The change in outstanding commercial paper reflects positive cash flow from improved operational working capital, as well as reduced capital spending and a reduced quarterly dividend from $.41 per share to $.20 per share during the second half of the year. During 2007, we increased our short-term borrowings to initially fund the Paxar acquisition, as well as to support share repurchases.
We had medium-term notes of $50 million outstanding at both year end 2009 and 2008. In 2008, medium-term notes of $50 million were paid on maturity.
In March 2009, we completed an exchange of approximately 6.6 million of our Corporate HiMEDS units, or approximately 75.15% of the outstanding Corporate HiMEDS units. In aggregate, the exchange

26 Avery Dennison Corporation 2009 Annual Report

resulted in the extinguishment of approximately $331 million of senior notes that are part of the Corporate HiMEDS units.
In February 2008, one of our subsidiaries entered into a credit agreement for a term loan credit facility with fifteen domestic and foreign banks for a total commitment of $400 million, which we guaranteed, maturing February 8, 2011. In 2009, we reduced the outstanding balance of this term loan by approximately $60 million.
Refer to “Capital Resources” below for further information on the 2009 and 2008 borrowings and repayment of debt.

Dividend Payments
Our annual dividend per share decreased to $1.22 in 2009 from $1.64 in 2008. Refer to “Dividend” in the Overview and Outlook section above for further information.

Share Repurchases
On October 26, 2006, the Board of Directors authorized the Company to purchase an additional 5 million shares of the Company’s stock under our existing stock repurchase program, resulting in a total authorization of approximately 7.4 million shares of the Company’s stock at that date. In 2008, we repurchased approximately .2 million shares totaling approximately $10 million. As of January 2, 2010, approximately 3.9 million shares were available for repurchase under the Board of Directors’ authorization.

Analysis of Selected Balance Sheet Accounts
Long-lived Assets
Goodwill decreased approximately $766 million during 2009, which reflected a non-cash impairment charge associated with our retail information services reporting unit ($820 million), partially offset by net purchase price adjustments associated with the DM Label and the Paxar acquisitions ($31 million) and the impact of foreign currency translation ($23 million).
Other intangibles resulting from business acquisitions, net decreased approximately $41 million during 2009, which reflected normal amortization expense ($33 million) and a non-cash impairment charge associated with our retail information services reporting unit ($12 million), partially offset by the impact of foreign currency translation ($3 million) and a reclassification of trade names from “Other assets” ($1 million).
Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for more information.
Other assets increased approximately $42 million during 2009, which reflected an increase in long-term pension assets ($43 million), an increase in software and other deferred charges ($41 million), an increase in third-party loan receivable ($5 million), and the impact of foreign currency translation ($3 million). These increases were partially offset by normal amortization and impairment of software and other deferred charges ($44 million), the write-off of unamortized debt issuance costs associated with the exchange of the HiMEDS units, net of additional financing costs, related to the covenant amendments discussed below in “Capital Resources” ($5 million), and a reclassification of trade names to “Other intangibles resulting from business acquisitions, net” ($1 million).

Other Shareholders’ Equity Accounts
Our shareholders’ equity was approximately $1.36 billion at year end 2009, compared to approximately $1.75 billion at year end 2008. The decrease in our shareholders’ equity was primarily due to the non-cash impairment charges of $832 million in the first quarter of 2009, partially offset by the issuance of common stock shares associated with the extinguishment of senior notes related to the Corporate HiMEDS units, as well as the impact of foreign currency translation. Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements and “Capital Resources” below for more information.
The value of our employee stock benefit trust decreased $4 million in 2009 due to a transfer of common shares from “Employee stock benefit trust” to “Treasury stock at cost” ($25 million) and the issuance of shares under our employee stock option and incentive plans ($15 million), partially offset by an increase in the market value of shares held in the trust ($36 million).
Accumulated other comprehensive loss decreased by $137 million during 2009 due primarily to an increase in the value of pension assets, partially offset by current year recognition and amortization of net pension transition obligation, prior service cost, and net actuarial losses in our U.S. and international pension and other postretirement plans ($29 million), change in foreign currency translation ($103 million), as well as a net gain on derivative instruments designated as cash flow and firm commitment hedges ($5 million).

Impact of Foreign Currency Translation:

(In millions)	2009	2008	2007

Change in net sales	$(269)	$168	$232
Change in net income	(6)	8	13

In 2009, international operations generated approximately 66% of our net sales. Our future results are subject to changes in political and economic conditions and the impact of fluctuations in foreign currency exchange and interest rates.
The effect of currency translation on sales in 2009 primarily reflected a negative impact from sales in the currencies of Great Britain, Mexico, South Korea and Turkey, partially offset by a positive impact from sales denominated in Euros.
Translation gains and losses for operations in hyperinflationary economies, if any, are included in net income in the period incurred. Operations are treated as being in a hyperinflationary economy based on the cumulative inflation rate over the past three years. In 2009, 2008 and 2007, we had no operations in hyperinflationary economies.

Effect of Foreign Currency Transactions
The impact on net income from transactions denominated in foreign currencies may be mitigated because the costs of our products are generally denominated in the same currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we may enter into foreign exchange forward, option and swap contracts, where available and appropriate.

Analysis of Selected Financial Ratios
We utilize certain financial ratios to assess our financial condition and operating performance, as discussed below.

We identify your world 27

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

Operational Working Capital Ratio
Working capital (current assets minus current liabilities) as a percent of net sales decreased in 2009 primarily due to a decrease in inventories and net trade accounts receivables, partially offset by a decrease in short-term debt.
Operational working capital, as a percent of net sales, is a non-GAAP measure and is shown below. We use this non-GAAP measure as a tool to assess our working capital requirements because it excludes the impact of fluctuations due to our financing and other activities (that affect cash and cash equivalents, deferred taxes, and other current assets and other current liabilities) that tend to be disparate in amount and timing and therefore, may increase the volatility of the working capital ratio from period to period. Additionally, the items excluded from this measure are not necessarily indicative of the underlying trends of our operations and are not significantly influenced by the day-to-day activities that are managed at the operating level. Refer to “Uses and Limitations of Non-GAAP Measures.” Our objective is to minimize our investment in operational working capital as a percentage of sales by reducing this ratio to maximize cash flow and return on investment.

Operational Working Capital:

(In millions)	2009	2008

(A) Working capital deficit (current assets minus current liabilities)	$(134.5)	$(127.6)
Reconciling items:
Cash and cash equivalents	(138.1)	(105.5)
Current deferred and refundable income taxes and other current assets	(199.2)	(252.4)
Short-term and current portion of long-term debt	535.6	665.0
Current deferred and payable income taxes and other current liabilities	642.3	720.1

(B) Operational working capital	$706.1	$899.6

(C) Net sales	$5,850.8 (1)	$6,710.4

Working capital deficit, as a percent of net sales (A) ÷ (C)	(2.3)%	(1.9)%

Operational working capital, as a percent of net sales (B) ÷ (C)	12.1%	13.4%

(1)	Adjusted for the estimated impact of the extra week in the first quarter of 2009

As a percent of net sales, operational working capital in 2009 decreased compared to 2008. This measure reflects the effects of the following ratios, including the impact of foreign currency translation, and is discussed below.

Accounts Receivable Ratio
The average number of days sales outstanding was 59 days in 2009 compared to 61 days in 2008, calculated using a four-quarter average accounts receivable balance divided by the average daily sales for the year. The current year average number of days sales outstanding was primarily impacted by the timing of sales in relation to collections, as well as improvement in collection.

Inventory Ratio
Average inventory turnover was 8.4 in 2009 compared to 7.8 in 2008, calculated using the annual cost of sales divided by a four-quarter average inventory balance. The current year average inventory turnover reflected greater focus on inventory management.

Accounts Payable Ratio
The average number of days payable outstanding was 53 days in 2009 compared to 54 days in 2008, calculated using a four-quarter average accounts payable balance divided by the average daily cost of products sold for the year. The current year average number of days payable outstanding was primarily due to lower inventory purchases and the timing of purchases in the fourth quarter of 2009 compared to the fourth quarter of 2008, partially offset by improved payment terms with our suppliers.

Financial Covenants
Our various loan agreements in effect at year end require that we maintain specified financial covenant ratios on total debt and interest expense in relation to certain measures of income. As of January 2, 2010, we were in compliance with these financial covenants. The non-cash goodwill and indefinite-lived intangible asset impairment charges recognized in the first quarter of 2009 had no adverse impact on our financial covenants. Refer to Note 4, “Debt,” and Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for information regarding the financial covenant ratios and impairment charges, respectively. In January 2009, we amended the covenants included in the revolving credit agreement and term loan agreement to exclude certain restructuring charges and to adjust covenant levels. The adjusted covenant levels change quarterly and revert back to the pre-amendment levels during 2010. The amendments also reflect increased pricing levels for borrowings under both agreements, consistent with the then current pricing environment. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for further information.
The fair value of our debt is estimated based on the discounted amount of future cash flows using the current rates offered to us for debt of the same remaining maturities. At year end, the fair value of our total debt, including short-term borrowings, was $1.66 billion in 2009 and $1.94 billion in 2008. Fair value amounts were determined primarily based on Level 2 inputs, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies” to the Consolidated Financial Statements for further information.

Shareholders’ Equity Ratios

	2009	2008	2007

Return on average shareholders’ equity	(55.7)%	13.1%	16.5%
Return on average total capital	(20.6)	8.8	10.6

Decreases in these ratios in 2009 compared to 2008 were primarily due to current year operating loss, partially offset by lower yearly average of total debt outstanding and shareholders’ equity. These ratios include in the numerator an actual net income (loss) and a five-quarter average of equity and total debt accounts in the denominator.

28 Avery Dennison Corporation 2009 Annual Report

Capital Resources
Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year end 2009, we had cash and cash equivalents of $138.1 million held in accounts at third-party financial institutions. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, there is no assurance that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.
Our $1 billion revolving credit facility, which supports our commercial paper programs in the U.S. and Europe, matures in 2012. Based upon our current outlook for our business and market conditions, we believe that this facility, in addition to the uncommitted bank lines of credit maintained in the countries in which we operate, provide the liquidity to fund our operations. During the turmoil in the financial markets, we did not experience interruptions in our access to funding.
We have $60.5 million of debt maturities due in 2010.
We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.
Our total debt decreased by approximately $586 million in 2009 to $1.62 billion compared to $2.21 billion at year end 2008, reflecting decreases in long-term and short-term borrowings. Refer to “Borrowings and Repayment of Debt” in the “Cash Flow from Financing Activities” above for more information.
In March 2009, we completed an exchange of approximately 6.6 million of our Corporate HiMEDS units, or approximately 75.15% of the outstanding Corporate HiMEDS units. In aggregate, the exchange resulted in the extinguishment of approximately $331 million of senior notes that are part of the Corporate HiMEDS units, the issuance of approximately 6.5 million shares of Avery Dennison’s common stock (par value $1.00 per share), and the payment of approximately $43 million in cash to participating holders who validly tendered their Corporate HiMEDS units. As a result of this exchange, we recorded a debt extinguishment loss of approximately $21 million, which included a write-off of $9.6 million related to unamortized debt issuance costs. The net proceeds from the offering completed in the fourth quarter of 2007 were approximately $427 million, which were used to reduce commercial paper borrowings initially used to finance the Paxar acquisition. As of January 2, 2010, approximately two million HiMEDS units with a carrying value of approximately $109 million remained outstanding. The purchase contracts related to these units obligate the holders to purchase from us a certain number of common shares in November 2010 (depending on the stock price at the time).
In August 2007, we amended our existing revolving credit agreement, increasing commitments from $525 million to $1 billion and extending the maturity to August 2012. Commitments were provided by twelve domestic and foreign banks. Financing available under the agreement will be used as a commercial paper back-up facility and is also available to finance other corporate requirements. In January 2009, we amended the covenants related to this issuance as described above. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for further information.
In September 2007, one of our subsidiaries issued $250 million 10-year senior notes, which we guaranteed, bearing interest at a rate of 6.625% per year, due October 2017. The net proceeds from the offering were approximately $247 million and were used to pay down current long-term debt maturities of $150 million and reduce commercial paper borrowings of $97 million initially used to finance the Paxar acquisition.
In the fourth quarter of 2007, we filed a shelf registration statement with the SEC to permit the issuance of debt and equity securities. Proceeds from the shelf offering may be used for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and acquisitions. This shelf registration replaced the shelf registration statement filed in 2004.
In February 2008, one of our subsidiaries entered into a credit agreement for a term loan credit facility with fifteen domestic and foreign banks for a total commitment of $400 million, which we guaranteed, maturing February 8, 2011. We used the term loan credit facility to reduce commercial paper borrowings previously issued to fund the Paxar acquisition. The term loan credit facility is subject to financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio, which were amended in January 2009. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for further information.
In February 2008, we terminated our bridge revolving credit agreement, dated June 13, 2007, with five domestic and foreign banks.
In addition, we had a 364-day revolving credit facility in which a foreign bank provided us up to Euro 30 million ($42.2 million) in borrowings through March 5, 2009. Included in the balance at December 27, 2008 was $42.2 million of debt outstanding under this agreement.
We had standby letters of credit outstanding of $52.5 million at the end of 2009. The aggregate contract amount of outstanding standby letters of credit approximated fair value.
Our uncommitted lines of credit were approximately $357 million at year end 2009. Our uncommitted lines of credit have no commitment expiration date and may be cancelled by the banks or us at any time.
Credit ratings are a significant factor in our ability to raise short-term and long-term financing. The credit ratings assigned to us also impact the interest rates paid and our access to commercial paper and other borrowings. A downgrade of our short-term credit ratings below the current “A-2” and “P2” levels would impact our ability to access the commercial paper markets. If our access to commercial paper markets is limited, our revolving credit facility and other credit facilities are available to meet our short-term funding requirements, if necessary. When determining a credit rating, the rating agencies place significant weight on our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team. We remain committed to retaining an investment grade rating.

Our Credit Ratings as of Year End 2009:

	Short-term	Long-term	Outlook

Standard & Poor’s Rating Service (“S&P”)	A-2	BBB	Stable
Moody’s Investors Service (“Moody’s”)	P2	Baa2	Negative

We identify your world 29

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

Contractual Obligations, Commitments and Off-balance Sheet Arrangements
Contractual Obligations at End of Year 2009:

	Payments Due by Period
(In millions)	Total	2010	2011	2012	2013	2014	Thereafter

Short-term lines of credit	$475.1	$475.1	$–	$–	$–	$–	$–
Long-term debt and capital leases	1,149.2	60.5	280.2	–	250.0	–	558.5
Interest on long-term debt(1)	513.9	49.8	49.8	49.8	38.0	37.5	289.0
Operating leases	239.7	66.0	53.0	39.4	27.0	21.1	33.2
Pension and postretirement benefit contributions	23.9	23.9	–	–	–	–	–

Total contractual obligations	$2,401.8	$675.3	$383.0	$89.2	$315.0	$58.6	$880.7

(1)	Interest on floating rate debt was estimated using the index rate in effect as of January 2, 2010.

We enter into operating leases primarily for office and warehouse space and equipment for electronic data processing and transportation. The terms of our leases do not impose significant restrictions or unusual obligations, except for the facility in Mentor, Ohio as noted below. The table above includes minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more.
On September 9, 2005, we completed the lease financing for a commercial facility (the “Facility”) located in Mentor, Ohio, used primarily for the new headquarters and research center for our roll materials division. The Facility consists generally of land, buildings, equipment and office furnishings. We have leased the Facility under an operating lease arrangement, which contains a residual value guarantee of $33.4 million.
We did not include purchase obligations or open purchase orders at year end 2009 in the table of contractual obligations above, because it is impracticable for us to either obtain such information or provide a reasonable estimate due to the decentralized nature of our purchasing systems.
The table above does not reflect unrecognized tax benefit reserves of approximately $182 million, of which $16 million may become payable during 2010. The resolution of the balance, including the timing of payments, is contingent upon various unknown factors, and cannot be reasonably estimated. Refer to Note 11, “Taxes Based on Income,” to the Consolidated Financial Statements for further information on unrecognized tax benefits.

Legal Proceedings
We are a named defendant in purported class actions in the U.S. seeking treble damages and other relief for alleged unlawful competitive practices.
On April 24, 2003, Sentry Business Products, Inc. filed a purported class action on behalf of direct purchasers of label stock in the United States District Court for the Northern District of Illinois against us, UPM-Kymmene Corporation (“UPM”), Bemis Company, Inc. (“Bemis”), and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendants attempted to limit competition among themselves through anticompetitive understandings. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. Plaintiffs filed a consolidated complaint on February 16, 2004, which we answered on March 31, 2004. On April 14, 2004, the court separated the proceedings as to class certification and merits discovery, and limited the initial phase of discovery to the issue of the appropriateness of class certification. On January 4, 2006, plaintiffs filed an amended complaint. On January 20, 2006, we filed an answer to the amended complaint. On August 14, 2006, the plaintiffs moved to certify a proposed class. The court substantively granted class certification on November 19, 2007. On July 22, 2008, the court held a hearing to set a schedule for merits discovery. On May 12, 2009, we entered into a settlement agreement with plaintiffs. Without admitting liability, we agreed to pay plaintiffs $36.5 million, plus up to $.5 million related to notice and administration expenses, in two equal installments of $18.5 million, which were paid on May 27, 2009 and July 15, 2009. On June 10, 2009, the district court entered an order preliminarily approving the settlement, and on September 17, 2009, the district court issued an order of final approval and judgment, dismissing all claims against us with prejudice. We recorded an accrual of $37 million for this settlement in the first quarter of 2009.
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against us, UPM and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendants attempted to limit competition between themselves through anticompetitive understandings. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for the City and County of San Francisco on March 30, 2004. On September 30, 2004, the Harman Press amended its complaint to add Bemis’ subsidiary Morgan Adhesives Company (“MACtac”) as a defendant. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005 in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. Without admitting liability, we have agreed to pay plaintiffs $2 million to resolve all claims related to the purported state class actions in the states of Kansas, Nebraska, Tennessee and Vermont, which was paid on December 28, 2009. These settlements remain subject to court approval, and a hearing in their regard is set for March 10, 2010. We recorded $2 million in the third quarter of 2009 in respect of the settlement of these claims. We intend to defend the purported California class action vigorously.
The Board of Directors created an ad hoc committee comprised of certain independent directors to oversee the foregoing matters.

30 Avery Dennison Corporation 2009 Annual Report

We are unable to predict the effect of these matters at this time, although the effect could be adverse and material. These and other matters are reported in Note 8, “Contingencies,” to the Consolidated Financial Statements.

Environmental
As of January 2, 2010, we have been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed upon. We are participating with other PRPs at such sites, and anticipate that our share of cleanup costs will be determined pursuant to remedial agreements to be entered into in the normal course of negotiations with the EPA or other governmental authorities.
We have accrued liabilities for these and certain other sites, including sites in which governmental agencies have designated us as a PRP, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites and any sites that could be identified in the future for cleanup could be higher than the liability currently accrued.
The activity in 2009 and 2008 related to environmental liabilities, which includes costs associated with compliance and remediation, was as follows:

	January 2,	December 27,
(In millions)	2010	2008

Balance at beginning of year	$58.5	$37.8
Purchase price adjustments related to acquisitions	2.1	24.6
Accruals	1.0	.9
Payments	(5.1)	(4.8)

Balance at end of year	$56.5	$58.5

As of January 2, 2010, approximately $11 million of the total balance was classified as short-term.
These estimates could change depending on various factors, such as modification of currently planned remedial actions, changes in remediation technologies, changes in site conditions, a change in the estimated time to complete remediation, changes in laws and regulations affecting remediation requirements and other factors.

Asset Retirement Obligations
We have recognized a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within our control. Our asset retirement obligations primarily relate to lease restoration costs. Certain potential obligations have not been included in our estimate, because the range of time over which we may settle the obligation or the method of settlement is unknown or cannot be reasonably estimated. Our estimated liability associated with asset retirement obligations was $7.9 million and $1.6 million at year end 2009 and 2008, respectively.

Product Warranty
We provide for an estimate of costs that may be incurred under our basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of products. Factors that affect our warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units, cost per claim to satisfy our warranty obligation and availability of insurance coverage. Because these factors are impacted by actual experience and future expectations, we assess the adequacy of the recorded warranty liability and adjust the amounts as necessary. Our product warranty liabilities were $2 million and $1.9 million at year end 2009 and 2008, respectively.

Other
In 2005, we contacted relevant authorities in the U.S. and reported the results of an internal investigation of potential violations of the U.S. Foreign Corrupt Practices Act. The transactions at issue were carried out by a small number of employees of our reflective business in China, and involved, among other things, impermissible payments or attempted impermissible payments. The payments or attempted payments and the contracts associated with them appear to have been minor in amount and of limited duration. Sales of our reflective business in China in 2005 were approximately $7 million. In addition, on or about October 10, 2008, we notified relevant authorities that we had discovered questionable payments to certain foreign customs and other regulatory officials by some employees of our acquired companies. These payments were not made for the purpose of obtaining business from any governmental entity. Corrective and disciplinary actions have been taken with respect to both internal investigations and we have taken remedial measures to comply with the provisions of the U.S. Foreign Corrupt Practices Act. On July 28, 2009, we entered into a settlement agreement with the SEC regarding the foregoing actions. Without admitting or denying liability, we agreed to disgorge approximately $.3 million and pay a $.2 million civil penalty. On August 10, 2009, we were advised by the U.S. Department of Justice that it has declined to take action against us in connection with the China reflective matters, which were voluntarily disclosed by us.
We and our subsidiaries are involved in various other lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. Based upon current information, we believe that the impact of the resolution of these other matters is not expected to be material, or is not estimable.
We participate in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by us. At January 2, 2010, we had guaranteed approximately $16 million.
As of January 2, 2010, we guaranteed up to approximately $17 million of certain of our foreign subsidiaries’ obligations to their suppliers, as well as approximately $442 million of certain of our subsidiaries’ lines of credit with various financial institutions.
As of January 2, 2010, approximately two million HiMEDS units with a carrying value of approximately $109 million remained outstanding. The purchase contracts related to these units obligate the holders to purchase from us a certain number of common shares in November 2010

We identify your world 31

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

(depending on the stock price at the time). Refer to “Capital Resources” above for further information.

USES AND LIMITATIONS OF NON-GAAP MEASURES

We use certain non-GAAP financial measures that exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP measures, may make it difficult to assess the underlying performance of the Company in a single period. By excluding certain accounting effects, both positive and negative (e.g. restructuring charges, asset impairments, legal settlement costs, certain effects of acquisitions and related integration costs, loss from debt extinguishment, gains on sales of assets, etc.), from certain of our GAAP measures, management believes that it is providing meaningful supplemental information to facilitate an understanding of the Company’s “core” or “underlying” operating results. These non-GAAP measures are used internally to evaluate trends in our underlying business, as well as to facilitate comparison to the results of competitors for a single period.
Limitations associated with the use of our non-GAAP measures include (1) the exclusion of foreign currency translation and the impact of acquisitions and divestitures, and the estimated impact of the extra week in fiscal year 2009 from the calculation of organic sales growth; (2) the exclusion of mandatory debt service requirements, as well as the exclusion of other uses of the cash generated by operating activities that do not directly or immediately support the underlying business (such as discretionary debt reductions, dividends, share repurchases, acquisitions, etc.) for calculation of free cash flow; and (3) the exclusion of cash and cash equivalents, short-term debt, deferred taxes, and other current assets and other current liabilities, as well as current assets and current liabilities of held-for-sale businesses, for the calculation of operational working capital. While some of the items the Company excludes from GAAP measures recur, these items tend to be disparate in amount and timing. Based upon feedback from investors and financial analysts, we believe that supplemental non-GAAP measures provide information that is useful to the assessment of the Company’s performance and operating trends.

TRANSACTIONS WITH RELATED PERSONS

From time to time, we enter into transactions in the normal course of business with related persons. We believe that such transactions are at arm’s length and for terms that would have been obtained from unaffiliated third persons.
One of our directors, Peter W. Mullin, is the chairman, chief executive officer and majority stockholder in various entities (collectively referred to as the “Mullin Companies”), which previously provided executive compensation, benefit consulting and insurance agency services. In October 2008, the above described operations of the Mullin Companies were sold to a subsidiary of Prudential Financial, Inc. (“Prudential”). During 2009, we paid premiums to insurance carriers for life insurance originally placed by the Mullin Companies in connection with our various employee benefit plans (however, the interests of the Mullin Companies in this insurance were sold to Prudential in October 2008). Prudential has advised us that it earned commissions from such insurance carriers in an aggregate amount of approximately $.4 million, $.6 million, and $.4 million in 2009, 2008, and 2007, respectively, for the placement and renewal of this insurance, in which Mr. Mullin had an interest of approximately $.09 million, $.3 million, and $.3 million in 2009, 2008, and 2007, respectively. Mr. Mullin’s interest in the 2009 commissions was determined in accordance with the terms of a commission sharing agreement entered into between Mr. Mullin and Prudential at the time of the sale.
The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which we originally placed through the Mullin Companies, are issued by insurance carriers that participate in reinsurance agreements entered into between these insurance carriers and M Life Insurance Company (“M Life”), a wholly-owned subsidiary of MFH. Reinsurance returns earned by M Life are determined annually by the insurance carriers and can be negative or positive, depending upon the results of M Life’s aggregate reinsurance pool, which consists of the insured lives reinsured by M Life. The Mullin Companies have advised that in 2009, they did not receive any distributions of net reinsurance gains (either in the form of gains subject to or without risk of forfeiture) ascribed by M Life to our life insurance policies referred to above. Such gains in 2008 and 2007 were not material.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from those estimates.
Critical accounting policies are those that are important to the portrayal of our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that critical accounting policies include accounting for revenue recognition, sales returns and allowances, accounts receivable allowances, inventory and inventory reserves, long-lived asset impairments, goodwill, fair value measurements, pension and postretirement benefits, income taxes, stock-based compensation, restructuring and severance costs, litigation and environmental matters, and business combinations.

Revenue Recognition
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, delivery has occurred based on applicable sales terms, and collection is reasonably assured. Sales terms are generally f.o.b. (free on board) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer’s delivery site, because this is when title and risk of loss are transferred. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership.

32 Avery Dennison Corporation 2009 Annual Report

Actual product returns are charged against estimated sales return allowances.
Sales rebates and discounts are common practice in the industries in which we operate. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based upon historical experience for similar programs and products. We review such rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Sales Returns and Allowances
Sales returns and allowances represent credits we grant to our customers (both affiliated and non-affiliated) for the return of unsatisfactory product or a negotiated allowance in lieu of return. We accrue for returns and allowances based upon the gross price of the products sold and historical experience for such products. We record these allowances based on the following factors: (i) customer specific allowances; and (ii) an estimated amount, based on our historical experience, for issues not yet identified.

Accounts Receivable Allowances
We are required to make judgments as to the collectibility of accounts receivable based on established aging policy, historical experience and future expectations. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. We record these allowances based on estimates related to the following factors: (i) customer specific allowances; (ii) amounts based upon an aging schedule; and (iii) an estimated amount, based on our historical experience, for issues not yet identified. No single customer represented 10% or more of our net sales or trade receivables at year end 2009 and 2008. However, our ten largest customers at year end 2009 represented approximately 13% of trade accounts receivable, and consisted of six customers of our Office and Consumer Products segment and four customers of our Pressure-sensitive Materials segment. The financial position and operations of these customers are monitored on an ongoing basis.

Inventory and Inventory Reserves
Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out (“FIFO”) method. Inventory reserves are recorded for matters such as damaged, obsolete, excess and slow-moving inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory.

Long-lived Asset Impairments
We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is measured by assessing the usefulness of an asset or by comparing the carrying value of an asset to its fair value. Fair value is typically determined using quoted market prices, if available, or an estimate of undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The key estimates applied when preparing cash flow projections relate to revenues, gross margins, economic life of assets, overheads, taxation and discount rates. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Changes in market conditions and management strategy have historically caused us to reassess the carrying amount of our long-lived assets.

Goodwill
Our reporting units for the purpose of performing the impairment tests for goodwill consist of roll materials; retail information services; office and consumer products; graphics and reflective products; industrial products; and business media. For the purpose of performing the required impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.
Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or decision to divest an individual business within a reporting unit.
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
We estimate the fair value of our reporting units, using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various judgmental assumptions about sales, operating margins, growth rates and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.

Fair Value Measurements
We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or

We identify your world 33

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

assumptions that market participants would use in pricing the asset or liability.
We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions to determine the best estimate of fair value.

Pension and Postretirement Benefits
Assumptions used in determining projected benefit obligations and the fair value of plan assets for our pension plan and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the actuarial assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related cost.

Discount Rate
We, in consultation with our actuaries, annually review and determine the discount rates to be used in connection with our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating several yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans.

Long-term Return on Assets
We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into consideration that assets with higher volatility typically generate a greater return over the long run. Additionally, current market conditions, such as interest rates, are evaluated and peer data is reviewed to check for reasonability and appropriateness.

Healthcare Cost Trend Rate
Our practice is to fund the cost of postretirement benefits on a cash basis. For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2010. This rate is expected to decrease to approximately 5% by 2014.

Income Taxes
Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.
Income taxes have not been provided on certain undistributed earnings of international subsidiaries because such earnings are considered to be indefinitely reinvested.
When establishing a valuation allowance, we consider future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” A tax planning strategy as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event we determine the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. We have also acquired certain net deferred tax assets with existing valuation allowances. If it is later determined that it is more likely than not that the deferred tax assets will be realized, we will release the valuation allowance to current earnings or adjust the purchase price allocation.
We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.
The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense.
We do not believe there is a reasonable likelihood that there will be a material change in the tax related balances or valuation allowance balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate.

Stock-Based Compensation
Valuation of Stock Options
Our stock-based compensation expense is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period. The fair value of each of our stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term.
Risk-free interest rate was based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.
Expected stock price volatility for options was determined based on an average of implied and historical volatility.
Expected dividend yield was based on the current annual dividend divided by the 12-month average of our monthly stock price prior to grant.
Expected option term was determined based on historical experience under our stock option plans.

34 Avery Dennison Corporation 2009 Annual Report

Forfeiture rate assumption was determined based on historical data of our stock option forfeitures.
Certain of the assumptions used above are based on management’s estimates. As such, if factors change and such factors require us to change our assumptions and estimates, our stock-based compensation expense could be significantly different in the future.
The fair value of certain stock-based awards that are subject to performance metrics based on market conditions is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions appropriate for determining fair value to estimate the probability of satisfying the market condition target stipulated in the award.
We have not capitalized costs associated with stock-based compensation.

Accounting for Income Taxes for Stock-based Compensation
We elected to use the short-cut method to calculate the historical pool of windfall tax benefits related to employee stock-based compensation awards. In addition, we elected to follow the tax ordering laws to determine the sequence in which deductions and net operating loss carryforwards are utilized, as well as the direct-only approach to calculating the amount of windfall or shortfall tax benefits.

Restructuring and Severance Costs
In the U.S., we have a severance pay plan (“Pay Plan”), which provides eligible employees with severance payments in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance pay using the severance benefit formula under the Pay Plan. Accordingly, we record provisions for such amounts and other related exit costs when they are probable and estimable. In the absence of a Pay Plan or established local practices for overseas jurisdictions, liability for severance and other employee-related costs is recognized when the liability is incurred.

Litigation and Environmental Matters
We are currently involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that obligations have been incurred and where a range of the cost of compliance or remediation can be estimated, the best estimate within the range, or if the most likely amount cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our earlier estimates or should liabilities be incurred that were not previously accrued.
Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. During each annual reporting period, we review our estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us a potentially responsible party. When it is probable that obligations have been incurred and where a range of the cost of compliance or remediation can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted.

Business Combinations
We record the assets acquired and liabilities assumed from acquired businesses at fair value, and we make estimates and assumptions to determine such fair values.
We utilize a variety of assumptions and estimates that are believed to be reasonable in determining fair value for assets acquired and liabilities assumed. These assumptions and estimates include discounted cash flow analysis, growth rates, discount rates, current replacement cost for similar capacity for certain assets, market rate assumptions for certain obligations and certain potential costs of compliance with environmental laws related to remediation and cleanup of acquired properties. We also utilize information obtained from management of the acquired businesses and our own historical experience from previous acquisitions.
We apply significant assumptions and estimates in determining certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names and related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock option awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. As such, increases to estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

RECENT ACCOUNTING REQUIREMENTS

During 2009, we adopted certain accounting and financial disclosure requirements of the Financial Accounting Standards Board (“FASB”), none of which had a significant impact on our financial results of operations and financial position. Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for more information.

SAFE HARBOR STATEMENT

The matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “guidance,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “project,” “seek,” “shall,” “should,” “target,” “will,” “would,” or variations thereof and other expressions, which refer to future events and trends, identify forward-looking statements. Such forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause actual results to differ materially from expected results, performance or achievements of the Company expressed or implied by such forward-looking statements.

We identify your world 35

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

Certain of such risks and uncertainties are discussed in more detail in Part I, Item 1A, “Risk Factors,” to the Company’s Annual Report on Form 10-K for the year ended January 2, 2010, and include, but are not limited to, risks and uncertainties relating to investment in development activities and new production facilities; fluctuations in cost and availability of raw materials; ability of the Company to achieve and sustain targeted cost reductions; ability of the Company to generate sustained productivity improvement; successful integration of acquisitions; successful implementation of new manufacturing technologies and installation of manufacturing equipment; the financial condition and inventory strategies of customers; customer and supplier concentrations; changes in customer order patterns; loss of significant contract(s) or customer(s); timely development and market acceptance of new products; fluctuations in demand affecting sales to customers; collection of receivables from customers; impact of competitive products and pricing; selling prices; business mix shift; volatility of capital and credit markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; ability of the Company to obtain adequate financing arrangements and to maintain access to capital; fluctuations in interest and tax rates; fluctuations in pension, insurance and employee benefit costs; impact of legal proceedings, including a previous government investigation into industry competitive practices, and any related proceedings or lawsuits pertaining thereto or to the subject matter thereof related to the concluded investigation by the U.S. Department of Justice (“DOJ”) (including purported class actions seeking treble damages for alleged unlawful competitive practices, which were filed after the announcement of the DOJ investigation), as well as the impact of potential violations of the U.S. Foreign Corrupt Practices Act; changes in tax laws and regulations; changes in governmental regulations; changes in political conditions; fluctuations in foreign currency exchange rates and other risks associated with foreign operations; worldwide and local economic conditions; impact of epidemiological events on the economy and the Company’s customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.
The Company believes that the most significant risk factors that could affect its financial performance in the near-term include (1) the impact of economic conditions on underlying demand for the Company’s products and on the carrying value of its assets; (2) the impact of competitors’ actions, including pricing, expansion in key markets, and product offerings; and (3) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume.
The Company’s forward-looking statements represent judgment only on the dates such statements were made. By making such forward-looking statements, the Company assumes no duty to update them to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management
We are exposed to the impact of changes in interest rates and foreign currency exchange rates.
Our policy is not to purchase or hold foreign currency, interest rate or commodity contracts for trading purposes.
Our objective in managing the exposure to foreign currency changes is to reduce the risk to our earnings and cash flow associated with foreign exchange rate changes. As a result, we enter into foreign exchange forward, option and swap contracts to reduce risks associated with the value of our existing foreign currency assets, liabilities, firm commitments and anticipated foreign revenues and costs, when available and appropriate. The gains and losses on these contracts are intended to offset changes in the related exposures. We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.
Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve our objectives, we may periodically use interest rate contracts to manage the exposure to interest rate changes related to our borrowings.
Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with anticipated domestic natural gas used in manufacturing and operations. These amounts are not material to our financial statements.
In the normal course of operations, we also face other risks that are either nonfinancial or nonquantifiable. Such risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk and litigation risk, which are not represented in the analyses that follow.

Foreign Exchange Value-At-Risk
We use a Value-At-Risk (“VAR”) model to determine the estimated maximum potential one-day loss in earnings associated with both our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. The VAR model estimates were made assuming normal market conditions. Firm commitments, accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were included in the model. Forecasted transactions, which certain of these instruments are intended to hedge, were excluded from the model. The VAR was estimated using a variance-covariance methodology based on historical volatility for each currency. The volatility and correlation used in the calculation were based on two-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.
The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that could be incurred by us, nor does it consider the potential effect of favorable changes in market factors.
The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was approximately $1 million and $1.7 million at year end 2009 and 2008, respectively.

Interest Rate Sensitivity
An assumed 25 basis point move in interest rates (10% of our weighted-average interest rate on floating rate debt) affecting our variable-rate borrowings would have had an estimated $3 million effect on our 2009 earnings.
An assumed 30 basis point move in interest rates (10% of our weighted-average interest rate on floating rate debt) affecting our variable-rate borrowings would have had an estimated $4 million effect on our 2008 earnings.

36 Avery Dennison Corporation 2009 Annual Report

CONSOLIDATED BALANCE SHEET

(Dollars in millions)	2009	2008

Assets
Current assets:
Cash and cash equivalents	$138.1	$105.5
Trade accounts receivable, less allowances of $56.2 and $57.3 at end of year 2009 and 2008, respectively	918.6	988.9
Inventories, net	477.3	583.6
Current deferred and refundable income taxes	103.5	115.6
Other current assets	95.7	136.8

Total current assets	1,733.2	1,930.4
Property, plant and equipment, net	1,354.7	1,493.0
Goodwill	950.8	1,716.7
Other intangibles resulting from business acquisitions, net	262.2	303.6
Non-current deferred and refundable income taxes	236.6	168.9
Other assets	465.3	423.1

	$5,002.8	$6,035.7

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$535.6	$665.0
Accounts payable	689.8	672.9
Accrued payroll and employee benefits	223.0	205.7
Accrued trade rebates	115.1	122.6
Current deferred and payable income taxes	40.8	59.6
Other accrued liabilities	263.4	332.2

Total current liabilities	1,867.7	2,058.0
Long-term debt	1,088.7	1,544.8
Long-term retirement benefits and other liabilities	556.0	566.5
Non-current deferred and payable income taxes	127.8	116.4
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value, authorized — 400,000,000 shares at end of year 2009 and 2008; issued — 124,126,624 shares at end of year 2009 and 2008; outstanding — 105,298,317 shares and 98,366,621 shares at end of year 2009 and 2008, respectively	124.1	124.1
Capital in excess of par value	722.9	642.9
Retained earnings	1,499.7	2,381.3
Cost of unallocated ESOP shares	–	(1.2)
Employee stock benefit trust, 6,744,845 shares and 7,888,953 shares at end of year 2009 and 2008, respectively	(243.1)	(246.9)
Treasury stock at cost, 12,068,462 shares and 17,841,050 shares at end of year 2009 and 2008, respectively	(595.8)	(867.7)
Accumulated other comprehensive loss	(145.2)	(282.5)

Total shareholders’ equity	1,362.6	1,750.0

	$5,002.8	$6,035.7

See Notes to Consolidated Financial Statements

We identify your world 37

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions, except per share amounts)	2009	2008	2007

Net sales	$5,952.7	$6,710.4	$6,307.8
Cost of products sold	4,366.2	4,983.4	4,585.4

Gross profit	1,586.5	1,727.0	1,722.4
Marketing, general and administrative expense	1,268.8	1,304.3	1,182.5
Goodwill and indefinite-lived intangible asset impairment charges	832.0	–	–
Interest expense	85.3	115.9	105.2
Other expense, net	191.3	36.2	59.4

Income (loss) before taxes	(790.9)	270.6	375.3
(Benefit from) provision for income taxes	(44.2)	4.5	71.8

Net income (loss)	$(746.7)	$266.1	$303.5

Per share amounts:
Net income (loss) per common share	$(7.21)	$2.70	$3.09

Net income (loss) per common share, assuming dilution	$(7.21)	$2.70	$3.07

Dividends	$1.22	$1.64	$1.61

Average shares outstanding:
Common shares	103.6	98.4	98.1
Common shares, assuming dilution	103.6	98.7	98.9

Common shares outstanding at end of year	105.3	98.4	98.4

See Notes to Consolidated Financial Statements

38 Avery Dennison Corporation 2009 Annual Report

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

				Cost of	Employee		Accumulated
	Common	Capital in		unallocated	stock		other
	stock, $1	excess of	Retained	ESOP	benefit	Treasury	comprehensive
(Dollars in millions, except per share amounts)	par value	par value	earnings	shares	trust	stock	income (loss)	Total

Fiscal year ended 2006	$124.1	$881.5	$2,155.6	$(5.7)	$(602.5)	$(806.7)	$(50.1)	$1,696.2
Comprehensive income:
Net income			303.5					303.5
Other comprehensive income:
Foreign currency translation adjustment							105.5	105.5
Effective portion of gains or losses on cash flow hedges, net of tax of $(.1)							.2	.2
Net actuarial loss, prior service cost and net transition asset, net of tax of $(10)							29.2	29.2

Other comprehensive income							134.9	134.9

Total comprehensive income								438.4
Effects of change in accounting for income taxes			2.9					2.9
Repurchase of 758,781 shares for treasury, net of shares issued						(51.5)		(51.5)
Stock issued under option plans, including $19.3 of tax and dividends paid on stock held in stock trust		19.3			54.0			73.3
Dividends: $1.61 per share			(171.8)					(171.8)
ESOP transactions, net				1.9				1.9
Employee stock benefit trust market value adjustment		(119.7)			119.7			–

Fiscal year ended 2007	124.1	781.1	2,290.2	(3.8)	(428.8)	(858.2)	84.8	1,989.4
Comprehensive income:
Net income			266.1					266.1
Other comprehensive income (loss):
Foreign currency translation adjustment							(177.3)	(177.3)
Effective portion of gains or losses on cash flow hedges, net of tax of $(.6)							1.0	1.0
Net actuarial loss, prior service cost and net transition asset, net of tax of $(103.5)							(191.0)	(191.0)

Other comprehensive loss							(367.3)	(367.3)

Total comprehensive loss								(101.2)
Repurchase of 195,221 shares for treasury, net of shares issued						(9.5)		(9.5)
Stock issued under option plans, including $13.4 of tax and dividends paid on stock held in stock trust		36.2			7.5			43.7
Dividends: $1.64 per share			(175.0)					(175.0)
ESOP transactions, net				2.6				2.6
Employee stock benefit trust market value adjustment		(174.4)			174.4			–

Fiscal year ended 2008	124.1	642.9	2,381.3	(1.2)	(246.9)	(867.7)	(282.5)	1,750.0
Comprehensive income:
Net loss			(746.7)					(746.7)
Other comprehensive income (loss):
Foreign currency translation adjustment							103.4	103.4
Effective portion of gains or losses on cash flow hedges, net of tax of $2.9							4.8	4.8
Net actuarial loss, prior service cost and net transition asset, net of tax of $6.2							29.1	29.1

Other comprehensive income							137.3	137.3

Total comprehensive loss								(609.4)
Issuance of 6,459,088 shares for treasury in conjunction with HiMEDS conversion		16.0				296.9		312.9
Employee stock benefit trust transfer of 686,500 shares to treasury					25.0	(25.0)		–
Stock issued under option plans, including $8.2 of tax and dividends paid on stock held in stock trust		28.1			14.7			42.8
Dividends: $1.22 per share			(134.9)					(134.9)
ESOP transactions, net				1.2				1.2
Employee stock benefit trust market value adjustment		35.9			(35.9)			–

Fiscal year ended 2009	$124.1	$722.9	$1,499.7	$–	$(243.1)	$(595.8)	$(145.2)	$1,362.6

See Notes to Consolidated Financial Statements

We identify your world 39

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	2009	2008	2007

Operating Activities
Net income (loss)	$(746.7)	$266.1	$303.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	187.6	204.6	184.1
Amortization	79.7	73.8	53.2
Provision for doubtful accounts	19.3	17.7	18.7
Goodwill and indefinite-lived intangible asset impairment charges	832.0	–	–
Asset impairment and net loss on sale and disposal of assets of $9.4, $6.5, and $10.9 in 2009, 2008, and 2007, respectively	48.0	16.8	44.0
Loss from debt extinguishment	21.2	–	–
Stock-based compensation	25.8	29.0	21.6
Other non-cash expense and loss	22.0	11.3	–
Other non-cash income and gain	(8.7)	(12.4)	(1.0)
Changes in assets and liabilities and other adjustments, net of the effect of business acquisitions:
Trade accounts receivable	95.7	57.7	(17.7)
Inventories	133.3	16.5	(5.3)
Other current assets	40.6	(30.0)	18.8
Accounts payable and accrued liabilities	(52.4)	(15.8)	(87.1)
Taxes on income	.3	34.3	6.1
Deferred taxes	(91.0)	(114.2)	(37.5)
Other assets	2.3	20.8	(17.1)
Long-term retirement benefits and other liabilities	(40.0)	(36.5)	15.1

Net cash provided by operating activities	569.0	539.7	499.4

Investing Activities
Purchase of property, plant and equipment	(72.2)	(128.5)	(190.5)
Purchase of software and other deferred charges	(30.6)	(63.1)	(64.3)
Payments for acquisitions	–	(131.2)	(1,291.9)
(Purchases) proceeds from sale of investments, net	(.5)	17.2	–
Other	(2.5)	12.1	3.5

Net cash used in investing activities	(105.8)	(293.5)	(1,543.2)

Financing Activities
Net (decrease) increase in borrowings (maturities of 90 days or less)	(192.3)	(390.1)	792.2
Additional borrowings (maturities longer than 90 days)	–	400.1	688.8
Payments of debt (maturities longer than 90 days)	(108.3)	(50.7)	(222.0)
Dividends paid	(134.9)	(175.0)	(171.8)
Purchase of treasury stock	–	(9.8)	(63.2)
Proceeds from exercise of stock options, net	.6	2.7	38.1
Other	2.2	14.3	(6.7)

Net cash (used in) provided by financing activities	(432.7)	(208.5)	1,055.4

Effect of foreign currency translation on cash balances	2.1	(3.7)	1.4

Increase in cash and cash equivalents	32.6	34.0	13.0
Cash and cash equivalents, beginning of year	105.5	71.5	58.5

Cash and cash equivalents, end of year	$138.1	$105.5	$71.5

See Notes to Consolidated Financial Statements

40 Avery Dennison Corporation 2009 Annual Report

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

Segment Reporting
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

Certain operating segments are aggregated or combined based on materiality, quantitative factors, and similar qualitative economic characteristics, including primary products, production processes, customers, and distribution methods. Operating segments that do not exceed the quantitative thresholds or are not considered for aggregation are reported in a category entitled “other specialty converting businesses,” which is comprised of several businesses that produce specialty tapes and highly engineered labels, including radio-frequency identification (“RFID”) inlays and other converted products.
In 2009, the Pressure-sensitive Materials segment contributed approximately 56% of the Company’s total sales, while the Retail Information Services segment and the Office and Consumer Products segment contributed approximately 22% and 14%, respectively, of the Company’s total sales. The other specialty converting businesses contributed the remaining 8% of the Company’s total sales. International and domestic operations generated approximately 66% and 34%, respectively, of the Company’s total sales in 2009. Refer to Note 12, “Segment Information,” for further information.

Fiscal Year
The Company’s 2009 fiscal year consisted of a 53-week period ending January 2, 2010, with the extra week reflected in the first quarter. The Company’s 2008 and 2007 fiscal years consisted of 52-week periods ending December 27, 2008 and December 29, 2007, respectively. Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.

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

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying value of these assets approximates fair value due to the short maturity of the instruments. Cash paid for interest and income taxes was as follows:

(In millions)	2009	2008	2007

Interest, net of capitalized amounts	$78.3	$114.6	$93.6
Income taxes, net of refunds	47.5	77.0	106.2

In 2009, 2008 and 2007, non-cash activities included accruals for capital expenditures of approximately $8 million, $5 million and $14 million, respectively, due to the timing of payments. In 2009, the Company transferred approximately 687,000 common shares, totaling $25 million from “Employee stock benefit trust” to “Treasury stock at cost” related to the funding of employee benefit obligations.

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

No single customer represented 10% or more of the Company’s net sales or trade receivables at year end 2009 and 2008. However, the ten largest customers at year end 2009 represented approximately 13% of trade accounts receivable and consisted of six customers of the Company’s Office and Consumer Products segment and four customers of the Pressure-sensitive Materials segment. The Company does not generally require its customers to provide collateral.

We identify your world 41

Notes to Consolidated Financial Statements (continued)

Inventories
Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out (“FIFO”) method. Inventory reserves are recorded for matters such as damaged, obsolete, excess and slow-moving inventory. The Company uses estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory.

Inventories at end of year were as follows:

(In millions)	2009	2008

Raw materials	$217.9	$256.2
Work-in-progress	119.6	143.4
Finished goods	205.2	248.6

Inventories at lower of cost or market (approximates replacement cost)	542.7	648.2
Inventory reserves	(65.4)	(64.6)

Inventories, net	$477.3	$583.6

Property, Plant and Equipment
Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2009	2008

Land	$68.4	$68.4
Buildings and improvements	764.1	745.5
Machinery and equipment	2,334.8	2,301.5
Construction-in-progress	40.6	57.7

Property, plant and equipment	3,207.9	3,173.1
Accumulated depreciation	(1,853.2)	(1,680.1)

Property, plant and equipment, net	$1,354.7	$1,493.0

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from five to forty-seven years for buildings and improvements and two to fifteen years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.

Software
The Company capitalizes internal and external software costs that are incurred during the application development stage of the software development, including costs incurred for the design, coding, installation to hardware, testing, and upgrades and enhancements that provide additional functionalities and capabilities to the software and hardware of the chosen path. Internal and external software costs during the preliminary project stage are expensed, as well as those costs during the post-implementation and/or operation stage are expensed, including internal and external training costs and maintenance costs.
Capitalized software, which is included in “Other assets” in the Consolidated Balance Sheet, is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to ten years. Capitalized software costs were as follows:

(In millions)	2009	2008

Cost	$364.0	$335.5
Accumulated amortization	(214.1)	(188.0)

	$149.9	$147.5

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

Goodwill and Other Intangibles Resulting from Business Acquisitions
Business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, the Company discloses goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patents and other acquired technology, trade names and trademarks, and other intangibles.
The Company’s reporting units for the purpose of performing the impairment tests for goodwill consist of roll materials; retail information services; office and consumer products; graphics and reflective products; industrial products; and business media. In performing the required impairment tests, the Company primarily applies a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. The Company performs its annual impairment test of goodwill during the fourth quarter.
Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of the Company’s business relative to expected operating results, significant adverse economic and industry trends, significant decline in the Company’s market capitalization for an extended period of time relative to net book value, or a decision to divest an individual business within a reporting unit.
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

42 Avery Dennison Corporation 2009 Annual Report

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
See also Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions.”

Foreign Currency
Asset and liability accounts of international operations are translated into U.S. dollars at current rates. Revenues and expenses are translated at the weighted-average currency rate for the fiscal year. Translation gains and losses of subsidiaries operating in hyperinflationary economies, if any, are included in net income in the period incurred. Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Gains and losses resulting from hedging the value of investments in certain international operations and from translation of balance sheet accounts are recorded directly as a component of other comprehensive income.
Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency) decreased net income by $2.8 million in 2009, and increased net income by $16.1 million in 2008 and $1.4 million in 2007. In 2008, transactions in foreign currencies included a foreign currency net gain related to certain intercompany transactions of approximately $9 million. These results exclude the effects of translation of foreign currencies on the Company’s financial statements.
The Company had no operations in hyperinflationary economies in fiscal years 2009, 2008 and 2007.

Financial Instruments
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
See also Note 5, “Financial Instruments.”

Fair Value Measurements
The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.
The Company determines fair value based on a three-tier fair value hierarchy, which it uses to prioritize the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions to determine the best estimate of fair value.

Revenue Recognition
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, delivery has occurred based on applicable sales terms, and collection is reasonably assured. Sales terms are generally f.o.b. (free on board) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which the Company operates, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer’s “normal place of delivery,” because this is when title and risk of loss are transferred. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Actual product returns are charged against estimated sales return allowances.

We identify your world 43

Notes to Consolidated Financial Statements (continued)

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

Advertising Costs
Advertising costs included in “Marketing, general and administrative expense” were $23.7 million in 2009, $22.6 million in 2008, and $31 million in 2007. The Company’s policy is to expense advertising costs as incurred.

Research and Development
Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense was $90.7 million in 2009, $94 million in 2008, and $95.5 million in 2007.

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

Product Warranty
The Company provides for an estimate of costs that may be incurred under its basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect the Company’s warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units, cost per claim to satisfy the Company’s warranty obligation and availability of insurance coverage. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company’s liability associated with product warranty was $2 million and $1.9 million at year end 2009 and 2008, respectively.

Stock-Based Compensation
The Company’s stock-based compensation expense is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period. The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term.
The fair value of certain stock-based awards that are subject to performance metrics based on market conditions is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions to estimate the probability of satisfying the market condition target stipulated in the award.
The Company uses the short-cut method to calculate the historical pool of windfall tax benefits related to employee stock-based compensation awards. In addition, the Company elected to follow the tax ordering laws to determine the sequence in which deductions and net operating loss carryforwards are utilized, as well as the direct-only approach to calculating the amount of windfall or shortfall tax benefits.
See also Note 9, “Shareholders’ Equity and Stock-Based Compensation.”

Environmental Expenditures
Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. During each annual reporting period, the Company reviews its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a range of the cost of compliance or remediation can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. Refer to Note 8, “Contingencies,” for further information.

Asset Retirement Obligations
The Company recognizes a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within the control of the Company. The Company’s asset retirement obligations primarily relate to lease restoration costs. Certain potential obligations have not been included in the Company’s estimate, because the range of time over which the Company may settle the obligation or the method of settlement is unknown or cannot be reasonably estimated. The Company’s estimated liability associated with asset retirement obligations was $7.9 million and $1.6 million at year end 2009 and 2008, respectively.

Restructuring and Severance Costs
In the U.S., the Company has a severance pay plan (“Pay Plan”), which provides eligible employees with severance payments in the event of an involuntary termination due to qualifying cost reduction actions. Severance pay is calculated by using a severance benefit formula under the Pay Plan. Accordingly, the provisions for such amounts and other related exit costs are recorded when they are probable and estimable. In the absence of a Pay Plan or established local practices for overseas jurisdictions, liability for

44 Avery Dennison Corporation 2009 Annual Report

severance and other employee-related costs is recognized when the liability is incurred. See also Note 10, “Cost Reduction Actions.”

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
When establishing a valuation allowance, the Company considers future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” A tax planning strategy is defined as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event the Company determines that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets is charged to earnings in the period in which the Company makes such a determination. The Company has also acquired certain net deferred tax assets with existing valuation allowances. If it is later determined that it is more likely than not that the deferred tax assets will be realized, the Company will release the valuation allowance to current earnings or adjust the purchase price allocation.
The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.
The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company applies a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the tax return. To the extent that the Company’s assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense.
Investment tax credits are accounted for in the period earned in accordance with the flow-through method.
At the beginning of the first quarter of 2007 (December 31, 2006), the Company changed the manner in which it accounts for income taxes and recognized a decrease of $2.9 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the beginning balance of retained earnings.
See also Note 11, “Taxes Based on Income.”

Net Income Per Share

Net income per common share amounts were computed as follows:

(In millions, except per share amounts)		2009	2008	2007

(A)	Net income (loss) available to common shareholders	$(746.7)	$266.1	$303.5

(B)	Weighted-average number of common shares outstanding	103.6	98.4	98.1
	Dilutive shares (additional common shares issuable under employee stock options, performance units, restricted stock units and restricted stock)	—	.3	.8

(C)	Weighted-average number of common shares outstanding, assuming dilution	103.6	98.7	98.9

Net income (loss) per common share (A) ÷ (B)		$(7.21)	$2.70	$3.09

Net income (loss) per common share, assuming dilution (A) ÷ (C)		$(7.21)	$2.70	$3.07

In 2009, the effect of dilutive securities (for example, employee stock options, performance units (“PUs”), restricted stock units (” RSUs”) and shares of restricted stock) was not dilutive because the Company generated a net operating loss. Employee stock options, PUs, RSUs and shares of restricted stock excluded from the computation totaled approximately 11 million shares in 2009.
In 2008 and 2007, certain employee stock options, PUs, RSUs and shares of restricted stock were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Employee stock options, PUs, RSUs and shares of restricted stock excluded from the computation totaled approximately 10 million shares in 2008 and 4 million shares in 2007.
As further discussed in the “Recent Accounting Requirements” section below, effective at the beginning of 2009, the Company adopted additional guidance regarding the calculation of earnings per share. This did not have a material impact on net income (loss) per share.

Comprehensive Income (Loss)
Comprehensive income (loss) includes net income (loss), foreign currency translation adjustment, net actuarial loss, prior service cost and net transition assets, net of tax, and the gains or losses on the effective portion of cash flow and firm commitment hedges, net of tax, that are currently presented as a component of shareholders’ equity.

We identify your world 45

Notes to Consolidated Financial Statements (continued)

The components of accumulated other comprehensive loss (net of tax, with the exception of the foreign currency translation adjustment), at end of year were as follows:

(In millions)	2009	2008

Foreign currency translation adjustment	$169.2	$65.8
Net actuarial loss, prior service cost and net transition assets, less amortization, net of tax benefits of $146.7 and $155.1 at year end 2009 and 2008, respectively	(303.4)	(332.5)
Net loss on derivative instruments designated as cash flow and firm commitment hedges, net of tax benefits of $6.6 and $9.5 at year end 2009 and 2008, respectively	(11.0)	(15.8)

Accumulated other comprehensive loss	$(145.2)	$(282.5)

Cash flow and firm commitment hedging instrument activities in other comprehensive loss, net of tax, were as follows:

(In millions)	2009	2008

Beginning accumulated derivative loss	$(15.8)	$(16.8)
Net loss (gain) reclassified to earnings	15.2	(2.9)
Net change in the revaluation of hedging transactions	(10.4)	3.9

Ending accumulated derivative loss	$(11.0)	$(15.8)

Business Combinations
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

Recent Accounting Requirements
In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative non-governmental U.S. GAAP. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification changed the manner in which U.S. GAAP guidance is referenced, but did not have any impact on the Company’s financial condition, results of operations, cash flows, or disclosures.
In June 2009, the FASB issued changes to consolidation accounting. Among other items, these changes respond to concerns about the application of certain key provisions of previous accounting standards, including those regarding the transparency of the involvement with variable interest entities. These changes are effective for calendar year companies beginning on January 1, 2010. The Company does not expect these changes to have a material impact on the Company’s financial condition, results of operations, cash flows, or disclosures.
The FASB issued in May 2009, and amended in February 2010, a new accounting standard on subsequent events. This standard defines what qualifies as a subsequent event — those events or transactions that occur following the balance sheet date, but before the financial statements are issued, or are available to be issued. This standard was effective for interim and annual periods ending after June 15, 2009. The Company adopted this accounting standard in the second quarter of 2009.
In April 2009, the FASB issued changes to disclosure requirements regarding fair value of financial instruments, which require disclosure about fair value of financial instruments, whether recognized or not recognized in the statement of financial position, in interim financial information. These changes also require fair value information to be presented together with the related carrying amount and disclosure regarding the methods and significant assumptions used to estimate fair value. These changes were effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company has included the required disclosures in Note 4, “Debt.”
The FASB issued in December 2007, and amended in April 2009, a revised accounting standard for business combinations. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. In general, this standard requires the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date as the fair value measurement point; and modifies the disclosure requirements. This standard applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of this standard has not had a material impact on the Company’s financial results of operations and financial condition. There have been no acquisitions since the effective date.
In December 2008, the FASB issued changes to disclosure requirements about postretirement benefit plan assets, which provides additional guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. These changes were effective for financial statements issued for fiscal years ending after December 15, 2009. These changes increased the disclosures in the financial statements related to the assets of the Company’s pension and postretirement benefits plans. These disclosures are included in Note 6, “Pension and Other Postretirement Benefits.”

46 Avery Dennison Corporation 2009 Annual Report

In August 2008, the FASB issued additional accounting guidance regarding defensive intangible assets. This guidance clarifies that a defensive intangible asset should be accounted for as a separate unit of accounting. This applies to all intangible assets acquired, including intangible assets acquired in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (defensive assets). This guidance was effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on December 15, 2008. The adoption of this guidance did not have an impact on the Company’s financial results of operations and financial condition because there have been no acquisitions since the effective date.
In June 2008, the FASB issued additional accounting guidance regarding the effect of share-based payments transactions on the computation of earnings per share. This guidance clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and requires retrospective application. The adoption of this guidance did not have a material impact on the Company’s financial results of operations and financial condition.
In April 2008, the FASB issued changes to the method for determining the useful life of intangible assets. These changes modified factors that should be considered in developing renewal or extension assumptions used for purposes of determining the useful life of a recognized intangible asset. These changes were intended to improve the consistency between the useful life of a recognized intangible asset for purposes of determining impairment and the period of expected cash flows used to measure the fair value of the asset in a business combination and other U.S. generally accepted accounting principles. These changes were effective for fiscal years beginning after December 15, 2008. The adoption of these changes did not have a material impact on the Company’s financial results of operations and financial condition.
In March 2008, the FASB issued changes to disclosure requirements regarding derivative instruments and hedging activities. These changes were intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. These disclosure requirements apply to all derivative instruments as well as related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. Entities with such instruments must provide more robust qualitative disclosures and expanded quantitative disclosures. These changes are effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company has included the required disclosures in Note 5, “Financial Instruments.”
In December 2007, the FASB issued a new accounting standard on non-controlling interests. This standard was effective for fiscal years and interim periods, beginning on or after December 15, 2008, with earlier adoption prohibited. This standard requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the statement of operations. This standard also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this standard did not have a material impact on the Company’s financial results of operations and financial condition.
In September 2006, the FASB issued a new accounting standard on fair value measurements, which was effective for fiscal years and interim periods after November 15, 2007. This standard defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This standard applies to all financial assets and liabilities and to all non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. This standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. This standard defines fair value based upon an exit price model. The Company applied the provisions of this standard to assets and liabilities measured on a non-recurring basis as of the beginning of the 2009 fiscal year. The adoption of this standard did not have a significant impact on the Company’s financial results of operations or financial position.

Transactions with Related Persons
From time to time, the Company enters into transactions in the normal course of business with related persons. Management believes that such transactions are at arm’s length and for terms that would have been obtained from unaffiliated third persons.
One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and majority stockholder in various entities (collectively referred to as the “Mullin Companies”), which previously provided executive compensation, benefit consulting and insurance agency services. In October 2008, the above described operations of the Mullin Companies were sold to a subsidiary of Prudential Financial, Inc. (“Prudential”). During 2009, the Company paid premiums to insurance carriers for life insurance originally placed by the Mullin Companies in connection with various Company employee benefit plans (however, the interests of the Mullin Companies in this insurance were sold to Prudential in October 2008). Prudential has advised the Company that it earned commissions from such insurance carriers in an aggregate amount of approximately $.4 million, $.6 million, and $.4 million in 2009, 2008, and 2007, respectively, for the placement and renewal of this insurance, in which Mr. Mullin had an interest of approximately $.09 million, $.3 million, and $.3 million in 2009, 2008, and 2007, respectively. Mr. Mullin’s interest in the 2009 commissions was determined in accordance with the terms of a commission sharing agreement entered into between Mr. Mullin and Prudential at the time of the sale.
The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which the Company originally placed through the Mullin Companies, are issued by insurance carriers that participate in reinsurance agreements entered into between these insurance carriers and M Life Insurance Company (“M Life”), a wholly-owned subsidiary of MFH. Reinsurance returns earned by M Life are determined annually by the insurance carriers and can be negative or positive, depending upon the results of M Life’s aggregate reinsurance pool, which consists of the insured lives reinsured by M Life. The Mullin Companies have advised that in 2009, they did not receive any

We identify your world 47

Notes to Consolidated Financial Statements (continued)

distributions of net reinsurance gains (either in the form of gains subject to or without risk of forfeiture) ascribed by M Life to the Company’s life insurance policies referred to above. Such gains in 2008 and 2007 were not material.

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

Employee-related Items
New employment agreements for certain key executives retained by the Company provided for approximately $8 million to be accrued over their requisite service periods, of which $5 million was recorded during 2007 and $2.8 million was recorded during 2008 in the Consolidated Statement of Operations.

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

(In millions, except per share amounts)	2007	(1)
Net sales	$6,722.3

Net income	278.4

Net income per common share	2.84

Net income per common share, assuming dilution	2.81

(1)	The pro forma results of operations for fiscal year 2007 include the Company’s restructuring costs and other charges discussed in Note 12, “Segment Information.”

Prior to the acquisition, the Company sold certain roll materials products to Paxar. The Company’s net sales to Paxar prior to the acquisition were approximately $8 million during 2007.

Other Acquisitions
On April 1, 2008, the Company acquired DM Label Group (“DM Label”). DM Label operations are included in the Company’s Retail Information Services segment.

NOTE 3.	GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

In connection with the preparation of the Company’s first quarter financial statements, the Company determined that there was a need to initiate an interim impairment test of goodwill and indefinite-lived intangible assets “goodwill impairment.” The factors considered included both a sustained decline in the Company’s stock price and a decline in the Company’s 2009 revenue projections for the retail information services reporting unit, following lower than expected revenues in March 2009, which continued in April 2009. The peak season for the retail information services reporting unit has traditionally been March through the end of the second quarter.
The Company’s interim impairment analysis indicated that the fair value of each of the Company’s reporting units exceeded its carrying value, except for the Company’s retail information services reporting unit, which had a fair value less than its carrying value. In evaluating the fair value of the retail information services reporting unit, the Company assumed further declines in revenue for 2009 from 2008, reflecting continued and further weakness in the retail apparel market. The Company then assumed that revenues by 2012 would increase to levels comparable with 2007 (including estimated sales for Paxar and DM Label, adjusted for foreign currency translation). The Company also assumed a discount rate of 14.5% reflecting the increased uncertainty of global economic conditions in the first three months of 2009.
In the first quarter of 2009, the Company recorded non-cash impairment charges of $832 million for the retail information services reporting unit, of which $820 million is related to goodwill and $12 million is related to indefinite-lived intangible assets. The Company completed its interim goodwill impairment test in the second quarter of 2009, with no additional impairment charge recorded thereafter. Results from the Company’s annual impairment test in the fourth quarter of 2009 indicated that no impairment had occurred.
The primary factors contributing to the $832 million of non-cash impairment charges relative to the Company’s goodwill impairment test in the fourth quarter of 2008 were the assumed increase in the discount rate, the reduced assumptions for revenue growth through 2013, and the associated cash flow impact from these reduced projections. The change

48 Avery Dennison Corporation 2009 Annual Report

in these factors reflected worsening economic projections and market conditions.

Goodwill
As part of the interim goodwill impairment test completed in the second quarter of 2009, which is discussed above, the Company recorded a non-cash impairment charge of $820 million for the retail information services reporting unit in the first quarter of 2009, with no additional impairment charge recorded thereafter. The total amount of goodwill assigned to the retail information services reporting unit prior to impairment charges was approximately $1.2 billion.

Changes in the net carrying amount of goodwill from operations for 2009 and 2008, by reportable segment, are as follows:

				Other
	Pressure-	Retail	Office and	specialty
	sensitive	Information	Consumer	converting
(In millions)	Materials	Services	Products	businesses	Total

Balance as of December 29, 2007	$354.0	$1,137.7	$177.6	$14.0	$1,683.3
Goodwill acquired during the period(1)	–	45.1	–	–	45.1
Acquisition adjustments(2)	.3	10.3	–	–	10.6
Transfers(3)	–	10.4	–	(10.4)	–
Translation adjustments	(19.9)	8.1	(10.4)	(.1)	(22.3)

Balance as of December 27, 2008	$334.4	$1,211.6	$167.2	$3.5	$1,716.7
Acquisition adjustments(4)	–	30.9	–	–	30.9
Goodwill impairment charges	–	(820.0)	–	–	(820.0)
Translation adjustments	17.0	.3	5.8	.1	23.2

Balance as of January 2, 2010	$351.4	$422.8	$173.0	$3.6	$950.8

Goodwill Summary:
Goodwill	$351.4	$1,242.8	$173.0	$3.6	$1,770.8
Accumulated impairment losses	–	(820.0)	–	–	(820.0)

Balance as of January 2, 2010	$351.4	$422.8	$173.0	$3.6	$950.8

(1)	Goodwill acquired during the period related to the DM Label acquisition in April 2008.

(2)	Acquisition adjustments in 2008 consisted of opening balance sheet adjustments associated with the Paxar acquisition in June 2007.

(3)	Related to the transfer of a business from other specialty converting businesses to Retail Information Services to align with a change in the Company’s internal reporting structure.

(4)	Acquisition adjustments in 2009 consisted of opening balance sheet adjustments associated with the DM Label acquisition in April 2008 of $32.6 and other acquisition adjustments of $(1.7).

Indefinite-Lived Intangible Assets
In connection with the acquisition of Paxar, the Company acquired approximately $30 million of indefinite-lived intangible assets, consisting of certain trade names and trademarks, which are not subject to amortization because they have an indefinite useful life. As part of the interim goodwill impairment test completed in the second quarter of 2009, which is discussed above, the Company recorded non-cash impairment charge of $12 million related to these indefinite-lived intangible assets in the first quarter of 2009, with no additional impairment charge recorded thereafter. The carrying value of these indefinite-lived intangible assets was $17.9 million and $29.5 million at January 2, 2010 and December 27, 2008, respectively, which included $.1 million and $.5 million of negative currency impact, respectively.

Finite-Lived Intangible Assets
The following table sets forth the Company’s finite-lived intangible assets resulting from business acquisitions at January 2, 2010 and December 27, 2008, which continue to be amortized:

		2009			2008

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Customer relationships	$295.0	$94.8	$200.2	$295.9	$67.4	$228.5
Patents and other acquired technology	53.6	23.5	30.1	53.6	18.8	34.8
Trade names and trademarks(1)	47.0	39.8	7.2	45.1	38.1	7.0
Other intangibles	13.9	7.1	6.8	8.8	5.0	3.8

Total	$409.5	$165.2	$244.3	$403.4	$129.3	$274.1

(1)	Includes a reclassification from “Other assets” of approximately $1 during fiscal year 2009.

We identify your world 49

Notes to Consolidated Financial Statements (continued)

Amortization expense on finite-lived intangible assets resulting from business acquisitions was $33.5 million for 2009, $32.8 million for 2008, and $19.9 million for 2007. The estimated amortization expense for finite-lived intangible assets resulting from completed business acquisitions for each of the next five fiscal years is expected to be approximately $33 million in 2010, $33 million in 2011, $33 million in 2012, $31 million in 2013, and $28 million in 2014.
The weighted-average amortization periods from the date of acquisition for finite-lived intangible assets resulting from business acquisitions are fourteen years for customer relationships, thirteen years for patents and other acquired technology, eleven years for trade names and trademarks, seven years for other intangibles and thirteen years in total. As of January 2, 2010, the weighted-average remaining useful life of acquired finite-lived intangible assets are nine years for customer relationships, seven years for patents and other acquired technology, five years for trade names and trademarks, four years for other intangibles and eight years in total.

NOTE 4.	DEBT

At January 2, 2010, short-term variable rate borrowings were $415 million (weighted-average interest rate of 0.2%) and were from commercial paper issuance. At December 27, 2008, short-term variable rate borrowings were $558 million at December 27, 2008 (weighted-average interest rate of 0.9%), and were from a mix of commercial paper issuance and the revolving credit agreement.
The Company had $60.1 million (weighted-average interest rate of 12.8%) and $106.4 million (weighted-average interest rate of 6.9%) of borrowings outstanding under foreign short-term lines of credit at January 2, 2010 and December 27, 2008, respectively. Included in the balance at December 27, 2008 was $42.2 million of debt outstanding under an agreement for a 364-day revolving credit facility in which a foreign bank provides the Company up to Euro 30 million ($42.2 million) in borrowings through March 5, 2009.
Uncommitted lines of credit were approximately $357 million at January 2, 2010. The Company’s uncommitted lines of credit have no commitment expiration date, and may be cancelled at any time by the Company or the banks.
Available short-term financing arrangements totaled approximately $882 million at January 2, 2010.
Commitment fees related to the Company’s committed lines of credit in 2009, 2008, and 2007 were $2.3 million, $.8 million, and $1 million, respectively.
Long-term debt and its respective weighted-average interest rates at January 2, 2010 consisted of the following:

(In millions)	2009	2008

Medium-term notes:
Series 1995 at 7.5% — due 2015 through 2025	$50.0	$50.0
Long-term notes:
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2033 at 6.0%	150.0	150.0
Bank term loan due 2011 at a floating rate of 2.7%	340.0	400.0
Senior notes due 2017 at 6.6%	249.0	249.0
Senior notes due 2020 at 7.9%	109.4	440.0
Other long-term borrowings	.8	6.3
Less: Amount classified as current	(60.5)	(.5)

Total Long-term debt	$1,088.7	$1,544.8

The Company’s medium-term notes have maturities from 2015 through 2025 and accrue interest at fixed rates.
Maturities of long-term debt during the years 2010 through 2014 are $60.5 million (classified as current), $280.2 million, $0 million, $250 million and $0 million, respectively, with $558.5 million maturing in 2015 and thereafter.
On March 10, 2009, the Company completed an exchange of approximately 6.6 million units (or 75.15%) of its HiMEDS units, stated amount $50.00 per unit (the “HiMEDS units”), in the form of Corporate HiMEDS units (the “Corporate HiMEDS units”), comprised of (i) a purchase contract obligating the holder to purchase from the Company its common stock shares, par value $1.00 per share (the “common stock”), and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount 5.350% senior note due November 15, 2020 (the “HiMEDS senior notes”), for 0.9756 shares of common stock and $6.50 in cash (which included the accrued and unpaid contract adjustment payments with respect to the purchase contracts and the accrued and unpaid interest with respect to the HiMEDS senior notes) for each Corporate HiMEDS unit. The Company issued approximately 6.5 million shares of its common stock and paid approximately $43 million in cash for the exchanged HiMEDS units with a carrying value of approximately $331 million. As a result of this exchange, the Company recorded a debt extinguishment loss of approximately $21 million (included in “Other expense, net” in the Consolidated Statement of Operations) in the first quarter of 2009, which included a write-off of $9.6 million related to unamortized debt issuance costs. These HiMEDS units were originally issued under a shelf registration statement filed with the Securities and Exchange Commission in the fourth quarter of 2007. The net proceeds from the offering were approximately $427 million, which were used to reduce commercial paper borrowings initially used to finance the Paxar acquisition. As of January 2, 2010, approximately two million HiMEDS units with a carrying value of approximately $109 million remained outstanding. The purchase contracts related to these units obligate the holders to purchase from the Company a certain number of common shares in November 2010 (depending on the stock price at the time).
On January 23, 2009, the Company entered into an amendment to a credit agreement for a $1 billion revolving credit facility (the “Revolver”) with certain domestic and foreign banks, maturing August 10, 2012. The amendment increases the Company’s flexibility for a specified period of time under the financial covenants to which the Revolver is subject and excludes certain restructuring charges from the calculation of the financial ratios under those covenants. The amendment increases the annual interest rate of the Revolver to the annual rate of, at the Company’s option, either (i) between LIBOR plus 1.8% and LIBOR plus 3.5%, depending on the Company’s debt ratings by either Standard & Poor’s Rating Service (“S&P”) or Moody’s Investor Service (“Moody’s”), or (ii) the higher of (A) the federal funds rate plus 0.50% or (B) the prime rate, plus between 0.8% and 2.5%, depending on the Company’s debt ratings by either S&P or Moody’s. The amendment also provides for an increase in the facility fee payable under the Revolver to the annual rate of between 0.2% and 0.5%, depending on the Company’s debt ratings by either S&P or Moody’s. The Company previously amended the Revolver in August 2007, whereby commitments were increased from $525 million to $1 billion

50 Avery Dennison Corporation 2009 Annual Report

and the maturity date was extended from July 2009 to August 2012. Financing available under the agreement was used as a commercial paper back-up facility and to finance other corporate requirements.
On January 23, 2009, a wholly-owned subsidiary of the Company entered into an amendment to a credit agreement for a $400 million term loan credit facility (“Credit Facility”) with certain domestic and foreign banks, maturing February 8, 2011. The subsidiary’s payment and performance under the agreement are guaranteed by the Company. Financing available under the agreement was permitted to be used for working capital and other general corporate purposes. The Company used the term loan credit facility to reduce commercial paper borrowings previously issued to fund the acquisition of Paxar. The amendment increases the Company’s flexibility for a specified period of time under the financial covenants to which the Credit Facility is subject and excludes certain restructuring charges from the calculation of the financial ratios under those covenants. The amendment also increases the annual interest rate of the Credit Facility to the annual rate of, at the subsidiary’s option, either (i) between LIBOR plus 2.0% and LIBOR plus 4.0%, depending on the Company’s debt ratings by either S&P or Moody’s, or (ii) the higher of (A) the federal funds rate plus 0.50% or (B) the prime rate, plus between 1.0% and 3.0%, depending on the Company’s debt ratings by either S&P or Moody’s. The amendment requires the partial repayment of the loans under the Credit Facility in $15 million quarterly installments beginning April 2009 through December 2010, and $280 million payable upon maturity.
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

As of January 2, 2010, the Company was in compliance with its financial covenants. The non-cash goodwill and indefinite-lived intangible asset impairment charges recognized in the first quarter of 2009 had no adverse impact on the Company’s financial covenants. Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for information regarding the impairments.
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
The Company’s total interest costs in 2009, 2008 and 2007 were $89.5 million, $122.1 million and $111.1 million, respectively, of which $4.2 million, $6.2 million and $5.9 million, respectively, were capitalized as part of the cost of assets.
The fair value of the Company’s debt is estimated based on the discounted amount of future cash flows using the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company’s total debt, including short-term borrowings, was $1.60 billion at January 2, 2010 and $1.94 billion at December 27, 2008. Fair value amounts were determined primarily based on Level 2 inputs. Refer to Note 1, “Summary of Significant Accounting Policies.”
The Company had standby letters of credit outstanding of $52.5 million at January 2, 2010. The aggregate contract amount of outstanding standby letters of credit approximated fair value.

NOTE 5. FINANCIAL INSTRUMENTS

As of January 2, 2010, the U.S. dollar equivalent notional values of the Company’s outstanding commodity contracts and foreign exchange contracts were approximately $17 million and $1.1 billion, respectively.
The Company recognizes all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company designates commodity forward contracts on forecasted purchases of commodities and foreign currency contracts on forecasted transactions as cash flow hedges and foreign currency contracts on existing balance sheet items as fair value hedges.

The following table provides the balances and locations of derivatives as of January 2, 2010:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$5.0	Other current liabilities	$6.5
Commodity contracts	Other current assets	.5	Other current liabilities	3.5

		$5.5		$10.0

Fair Value Hedges
For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings, resulting in no net material impact to income.

We identify your world 51

Notes to Consolidated Financial Statements (continued)

The following table provides the components of the gain (loss) recognized in income related to fair value hedging contracts. The corresponding gains or losses on the underlying hedged items approximated the net gain on these fair value hedging contracts.

(In millions)	Location of Gain (Loss) in Income	2009

Foreign exchange contracts	Cost of products sold	$(2.8)
Foreign exchange contracts	Marketing, general and administrative expense	15.3

		$12.5

Cash Flow Hedges
For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.
The following table provides the components of the gain (loss) recognized in accumulated other comprehensive loss on derivatives (effective portion) related to cash flow hedging contracts during 2009:

(In millions)	2009

Foreign exchange contracts	$(7.7)
Commodity contracts	(2.7)

$(10.4)

The following table provides the components of the gain (loss) reclassified from accumulated other comprehensive loss (effective portion) related to cash flow hedging contracts:

(In millions)	Location of Gain (Loss) in Income	2009

Interest rate contracts	Interest expense	$(6.9)
Foreign exchange contracts	Cost of products sold	(2.5)
Commodity contracts	Cost of products sold	(5.8)

		$(15.2)

The amount of gain or loss recognized in income related to the ineffective portion of, and the amounts excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments were not significant in 2009.
The aggregate reclassification from other comprehensive income to earnings for settlement or ineffectiveness of hedge activity was a net gain of $2.9 million and a net loss of $10.5 million during 2008 and 2007, respectively. The effect of the settlement of currency hedges included in this reclassification is offset by the currency impact of the underlying hedged activity. A net loss of approximately $6 million is expected to be reclassified from other comprehensive income to earnings within the next 12 months.
In 2007, the Company entered into certain interest rate option contracts to hedge its exposure related to interest rate increases in connection with anticipated long-term debt issuances. Such debt issuances were intended to replace short-term borrowings initially used to finance the Paxar acquisition, as well as pay down current long-term debt maturities. In connection with these transactions, the Company paid $11.5 million as option premiums, of which $4.8 million was recognized as a cash flow hedge loss in the Consolidated Statement of Operations in 2007, and $6.7 million is being amortized over the life of the related forecasted hedged transactions.
The counterparties to foreign exchange and natural gas forward, option and swap contracts consist primarily of major international financial institutions. The Company centrally monitors its positions and the financial strength of its counterparties. Therefore, although the Company may be exposed to losses in the event of nonperformance by these counterparties, it does not anticipate such losses. During 2009, the Company did not experience any such losses.

NOTE 6.	PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans
The Company sponsors a number of defined benefit plans covering eligible U.S. employees and employees in certain other countries. It is the Company’s policy to make contributions that are sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, that management determines to be appropriate, to these plans. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan. While the Company has not expressed any intent to terminate these plans, the Company may do so at any time.
The Company’s U.S. defined benefit pension plans and early retiree medical plan were closed to employees hired after December 31, 2008. Employees who participated in these plans before December 31, 2008 continued to participate and accrue pension benefits after satisfying the eligibility requirements of these plans. In connection with these closures, the Avery Dennison Corporation Employee Savings Plan (“Savings Plan” — a 401(k) savings plan covering its U.S. employees) increased the Company’s maximum matching contribution. This enhancement is only available to employees who are not eligible to participate in the Company’s defined benefit pension plans and early retiree medical plan.

Plan Assets
Assets of the Company’s U.S. defined benefit pension plans are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value, and both small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S. is 75% in equity securities and 25% in fixed income securities and cash, subject to periodic fluctuations in these respective asset classes. The investment objective of the plans are to maximize the total rate of return (income and appreciation) within the limits of prudent risk-taking and Section 404 of ERISA. The plans are diversified across asset classes, striving to achieve an optimal balance between risk and return and between income and capital appreciation. Because many of the pension liabilities are long-term, the investment horizon is also long term, but the investment plan must also ensure adequate near-term liquidity to meet benefit payments.
Assets of the Company’s international plans are invested in accordance with local accepted practice and include equity securities, fixed income securities, insurance contracts, real estate and cash. Asset

52 Avery Dennison Corporation 2009 Annual Report

allocations and investments vary by country and plan. The Company’s target plan asset investment allocation for its international plans combined is 49% in equity securities, 38% in fixed income securities and cash, and 13% in insurance contracts and real estate funds, subject to periodic fluctuations in these respective asset classes.
The weighted-average asset allocations for the Company’s defined benefit pension plans at end of year 2009 and 2008, by asset category, are as follows:

	2009		2008
	U.S.	Int’l	U.S.	Int’l

Equity securities	71%	42%	60%	43%
Fixed income securities and cash	29	47	40	49
Insurance contracts and real estate funds	–	11	–	8

Total	100%	100%	100%	100%

Fair Value Measurements
The following is a description of the valuation methodologies used for assets measured at fair value at year end 2009:

o	Cash is valued at nominal value.
o	Money market funds are valued at a net asset value (“NAV”).
o	Mutual funds are valued at fair value as determined by quoted market prices, based upon the NAV of shares held by the plans at year end.
o	Commingled/pooled funds are comprised of shares or units in commingled funds that are not publically traded and are valued at net unit value, as determined by the fund’s trustees based on the underlying securities in the trust. Real estate commingled/pooled funds are funds with a direct investment in a pool of real estate properties and are valued based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market-based comparable data.
o	Common stock is valued at the closing price reported on the active market on which the individual securities are traded.
o	Real estate investment trusts are valued based on quoted prices in active markets.
o	Bonds and debentures consist primarily of government bonds, corporate bonds, and financial debentures. Government bonds are issued directly by government-sponsored enterprises. Corporate bonds and financial debentures consist of fixed income securities issued by corporations and financial institutions. These assets are valued at average price provided by independent pricing companies.
o	Insurance contracts are valued at book value, which approximates fair value, and is calculated using the prior year balance plus or minus investment returns and changes in cash flows.
o	Multi-asset common trust funds are invested in equity securities, fixed income securities, cash, and real estate funds. Multi-asset common trust funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plans believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the U.S. plans’ assets at fair value as of year end 2009:

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$.3	$.3	$–	$–
Fixed income securities
Money market funds	40.5	–	40.5	–
Commingled/pooled funds	97.8	–	97.8	–

Total fixed income securities	138.3	–	138.3	–

Equity securities
Common stock	174.9	174.9	–	–
Mutual funds	15.2	15.2	–	–
Commingled/pooled funds	137.3	–	137.3	–

Total equity securities	327.4	190.1	137.3	–

Real estate investment trusts	1.9	1.9	–	–

Total U.S. plan assets at fair value	$467.9	$192.3	$275.6	$–

Other assets(1)	(.2)

Total U.S. plan assets	$467.7

(1)	Includes accrued receivables and pending broker settlements at year end 2009.

We identify your world 53

Notes to Consolidated Financial Statements (continued)

The following table sets forth, by level within the fair value hierarchy, the international plans’ assets at fair value as of year end 2009:

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$4.7	$4.7	$–	$–
Fixed income securities
Mutual funds	.2	.2	–	–
Bonds and debentures	1.0	–	1.0	–
Commingled/pooled funds	179.8	–	179.8	–

Total fixed income securities	181.0	.2	180.8	–

Equity commingled/pooled funds	163.9	–	163.9	–

Insurance contracts	26.9	–	–	26.9
Real estate commingled/pooled funds	18.2	–	18.2	–
Multi-asset common trust funds	7.0	–	7.0	–

Total international plan assets at fair value	$401.7	$4.9	$369.9	$26.9

Other assets(1)	.4

Total international plan assets	$402.1

(1)	Includes accrued receivables and pending broker settlements at year end 2009.

The following table presents a reconciliation of Level 3 assets held during the year ended January 2, 2010:

Level 3 assets
Insurance
(In millions)	Contracts

Beginning balance at December 27, 2008	$23.0
Net realized and unrealized gain (loss)	.9
Net purchases, issuances and settlements	1.8
Net transfers in (out) of Level 3	–
Impact of changes in foreign currency exchange rates	1.2

Ending balance at January 2, 2010	$26.9

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

Healthcare Cost Trend Rate
For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2010. This rate is expected to decrease to approximately 5% by 2014.
A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point	One-percentage-point
(In millions)	increase	decrease

Effect on total of service and interest cost components	$.30	$(.27)
Effect on postretirement benefit obligation	2.47	(2.21)

54 Avery Dennison Corporation 2009 Annual Report

Plan Balance Sheet Reconciliations
The following provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive income:

Plan Benefit Obligations

					U.S. Postretirement
	Pension Benefits				Health Benefits

	2009		2008		2009	2008
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$611.9	$449.9	$581.7	$515.7	$31.8	$29.7
Service cost	18.9	11.8	19.5	14.1	1.0	1.0
Interest cost	38.8	25.8	36.1	28.1	1.9	1.8
Participant contribution	–	4.3	–	4.0	1.8	1.9
Amendments	–	(.3)	–	.8	–	–
Actuarial loss (gain)	63.2	(25.0)	8.1	(45.7)	5.3	2.4
Plan transfer(1)	2.0	–	1.9	–	–	–
Benefits paid	(41.2)	(20.1)	(35.4)	(18.7)	(4.8)	(5.0)
Net transfer in(2)	–	.3	–	6.5	–	–
Pension curtailment	–	–	–	(.2)	–	–
Pension settlements	–	(.8)	–	(.8)	–	–
Foreign currency translation	–	19.9	–	(53.9)	–	–

Projected benefit obligation at end of year	$693.6	$465.8	$611.9	$449.9	$37.0	$31.8

Accumulated benefit obligation at end of year	$658.0	$439.2	$586.8	$417.7

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents certain retirement plans assumed from DM Label in 2008.

Plan Assets

					U.S. Postretirement
	Pension Benefits				Health Benefits

	2009		2008		2009	2008
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in plan assets:
Fair value of plan assets at beginning of year	$386.6	$325.0	$601.1	$461.6	$–	$–
Actual return on plan assets	86.7	60.8	(184.5)	(100.5)	–	–
Plan transfer(1)	2.0	–	1.9	–	–	–
Employer contribution	33.5	16.5	3.5	16.6	3.0	3.1
Participant contribution	–	4.3	–	4.0	1.8	1.9
Benefits paid	(41.1)	(20.1)	(35.4)	(18.7)	(4.8)	(5.0)
Net transfer in(2)	–	–	–	(.3)	–	–
Pension settlements	–	(.8)	–	(.8)	–	–
Adjustment(3)	–	.7	–	–	–	–
Foreign currency translation	–	15.7	–	(36.9)	–	–

Fair value of plan assets at end of year	$467.7	$402.1	$386.6	$325.0	$–	$–

(1)	Plan transfer represents transfer from the Company’s savings plan.

(2)	Net transfer in represents valuation of additional pension plans.

(3)	Adjustment represents additional plan assets related to a German pension plan.

We identify your world 55

Notes to Consolidated Financial Statements (continued)

Funded Status

					U.S. Postretirement
	Pension Benefits				Health Benefits

	2009		2008		2009	2008
(In millions)	U.S.	Int’l	U.S.	Int’l

Funded status of the plans:
Noncurrent assets	$–	$45.7	$–	$.8	$–	$–
Current liabilities	(3.1)	(2.4)	(7.7)	(2.4)	(3.0)	(2.7)
Noncurrent liabilities	(222.8)	(107.0)	(217.6)	(123.3)	(34.0)	(29.1)

Plan assets less than benefit obligations	$(225.9)	$(63.7)	$(225.3)	$(124.9)	$(37.0)	$(31.8)

							U.S. Postretirement
	Pension Benefits						Health Benefits

	2009		2008		2007		2009	2008	2007
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining year end obligations:
Discount rate	6.00%	5.72%	6.60%	5.74%	6.55%	5.53%	5.50%	6.60%	6.30%
Rate of increase in future compensation levels	3.59	2.99	3.59	2.59	3.59	2.66	–	–	–

For U.S. and international plans combined, the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $952.2 million and $616.9 million, respectively, at year end 2009 and $1,057.9 million and $706.9 million, respectively, at year end 2008.
For U.S. and international plans combined, the accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $897.8 million and $609.5 million, respectively, at year end 2009 and $797.4 million and $498.9 million, respectively, at year end 2008.
The amount in non-current pension assets represents the net assets of the Company’s overfunded plans, which consist of a few international plans. The amounts in current and non-current pension liabilities represent the net obligation of the Company’s underfunded plans, which consist of all U.S. and several international plans.

Accumulated Other Comprehensive Income (“AOCI”)
The pretax amounts recognized in “Accumulated other comprehensive income (loss)” in the Consolidated Balance Sheet:

					U.S. Postretirement
		Pension Benefits			Health Benefits

	2009		2008		2009	2008
(In millions)	U.S.	Int’l	U.S.	Int’l

Net actuarial loss (gain)	$359.3	$(1.3)	$344.3	$(1.8)	$25.6	$21.8
Prior service cost (credit)	4.7	4.1	5.6	4.8	(18.5)	(20.5)
Net transition obligation	–	78.9	–	133.9	–	–

Net amount recognized in AOCI	$364.0	$81.7	$349.9	$136.9	$7.1	$1.3

The after-tax amounts and reconciliation of AOCI components as of January 2, 2010 are as follows:

						U.S. Postretirement
	Pension Benefits					Health Benefits

	Before-Tax	Before-Tax				Before-
	Amounts	Amounts		Tax	Net-of-Tax	Tax	Tax	Net-of-Tax
(In millions)	U.S.	Int’l		Effect	Amount	Amount	Effect	Amount

AOCI at December 27, 2008	$349.9	$136.9		$(155.1)	$331.7	$1.3	$(.5)	$.8
Less: Amortization	(11.0)	(2.2)		4.6	(8.6)	.5	(.2)	.3

Net AOCI	338.9	134.7		(150.5)	323.1	1.8	(.7)	1.1
Net actuarial loss (gain)	25.1	(52.7	)(1)	3.7	(23.9)	5.3	(2.0)	3.3
Prior service cost (credit)	–	(.3)		.1	(.2)	–	–	–

AOCI at January 2, 2010	$364.0	$81.7		$(146.7)	$299.0	$7.1	$(2.7)	$4.4

(1)	Net of foreign currency translation loss of $6.2.

56 Avery Dennison Corporation 2009 Annual Report

Plan Income Statement Reconciliations
The following table sets forth the components of net periodic benefit cost:

							U.S. Postretirement
	Pension Benefits						Health Benefits

	2009		2008		2007		2009	2008	2007
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Components of net periodic benefit cost:
Service cost	$18.9	$11.8	$19.5	$14.1	$18.5	$14.4	$1.0	$1.0	$1.0
Interest cost	38.8	25.8	36.1	28.1	34.1	24.1	1.9	1.8	1.6
Expected return on plan assets	(48.6)	(26.8)	(50.9)	(29.0)	(48.9)	(24.4)	–	–	–
Recognized net actuarial loss	9.3	2.1	6.0	3.6	9.6	8.0	1.5	1.5	1.3
Amortization of prior service cost	.8	.5	1.1	1.4	1.9	.7	(2.0)	(2.0)	(2.0)
Amortization of transition obligation (asset)	–	(.6)	–	(.6)	–	(1.1)	–	–	–
Recognized loss (gain) on curtailment and settlement of obligation	.9	.2	–	(.1)	–	–	–	–	–

Net periodic benefit cost	$20.1	$13.0	$11.8	$17.5	$15.2	$21.7	$2.4	$2.3	$1.9

							U.S. Postretirement
	Pension Benefits						Health Benefits
	2009		2008		2007		2009	2008	2007
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining net periodic cost:
Discount rate	6.60%	5.74%	6.55%	5.53%	5.90%	4.67%	6.60%	6.30%	5.75%
Expected long-term rate of return on plan assets	8.75	6.51	8.75	6.66	8.75	6.30	–	–	–
Rate of increase in future compensation levels	3.59	2.59	3.59	2.66	3.59	2.90	–	–	–

Plan Contributions
In 2010, the Company expects to contribute approximately $3.2 million (and may contribute up to an additional $25 million) to its U.S. pension plans, a minimum of $17.6 million to its international pension plans, and approximately $3.1 million to its postretirement benefit plan.

Future Benefit Payments
Benefit payments, which reflect expected future service, are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits
(In millions)	U.S.	Int’l

2010	$37.5	$19.2	$3.1
2011	38.6	18.6	3.1
2012	39.7	20.4	2.9
2013	41.0	21.1	2.9
2014	42.4	22.5	2.9
2015 – 2019	250.7	136.3	15.7

Estimated Amortization Amounts in Accumulated Other Comprehensive Income
The Company’s estimates of fiscal year 2010 amortization of amounts included in accumulated other comprehensive income are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits
	2009		2009
(In millions)	U.S.	Int’l

Net actuarial loss	$18.2	$2.5	$2.0
Prior service cost (credit)	.8	.5	(2.0)
Net transition obligation (asset)	–	(.6)	–

Net amount to be recognized	$19.0	$2.4	$–

Defined Contribution Plans
The Company sponsors various defined contribution plans worldwide, with the largest plan being the Savings Plan. The Company matches participant contributions to the Savings Plan based on a formula within the plan. Beginning March 2009, the Company’s match to the Savings Plan was funded by shares in the Company’s Employee Stock Benefit Trust (“ESBT”). During 2009, the Company expensed $9.2 million related to its match to participant contributions in the Company’s defined contribution plan. This amount was recorded in “Marketing, general and administrative expense” in the Consolidated Statement of Operations. See Note 9, “Shareholders’ Equity and Stock-based Compensation,” for more information.

Employee Stock Ownership Plan (“ESOP”)
The Savings Plan had a leveraged ESOP feature, which allowed the plan to borrow funds to purchase shares of the Company’s common stock at market prices. Savings Plan expense consisted primarily of stock contributions from the ESOP to participant accounts. As of March 2009, the shares in the ESOP were fully allocated to participants.
ESOP expense is accounted for under the cost of shares allocated method. Net ESOP expense for 2009, 2008 and 2007 was $1.2 million, $1 million, and $.2 million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $2.2 million, $3.7 million, and $2.4 million, in 2009, 2008 and 2007, respectively.
In 2009, interest costs incurred by the ESOP and dividends on unallocated ESOP shares used for debt service were not significant. Interest costs incurred by the ESOP were $.3 million in 2008 and $.6 million in 2007. Dividends on unallocated ESOP shares used for debt service were $.4 million in 2008 and $.7 million in 2007.
The cost of shares allocated to the ESOP for 2009, 2008 and 2007 was $1.3 million, $2.8 million, and $2.1 million, respectively. Of the total

We identify your world 57

Notes to Consolidated Financial Statements (continued)

shares held by the ESOP at year end 2008, .8 million shares were allocated and .1 million shares were unallocated.

Other Retirement Plans
The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2009 and 2008, the Company had accrued $128.4 million and $131.7 million, respectively, for its obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year end 2009 and 2008, these obligations were secured by standby letters of credit of $24 million and $28 million, respectively. To assist in the funding of these plans, the Company has purchased corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of covered participants. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $170 million and $165.4 million at year end 2009 and 2008, respectively.
The Company’s expense, which includes Company contributions and interest expense, was $7 million, $9.5 million, and $3.1 million for 2009, 2008 and 2007, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

NOTE 7. COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining noncancellable lease terms of one year or more are as follows:

Year	(In millions)

2010	$66.0
2011	53.0
2012	39.4
2013	27.0
2014	21.1
2015 and thereafter	33.2

Total minimum lease payments	$239.7

Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below. There were no significant capital lease obligations as of January 2, 2010.
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
Rent expense for operating leases, which includes maintenance and insurance costs and property taxes, was approximately $100 million in 2009, approximately $105 million in 2008 and approximately $95 million in 2007.

NOTE 8. CONTINGENCIES

Legal Proceedings
On April 24, 2003, Sentry Business Products, Inc. filed a purported class action on behalf of direct purchasers of label stock in the United States District Court for the Northern District of Illinois against the Company, UPM-Kymmene Corporation (“UPM”), Bemis Company Inc. (“Bemis”), and certain of their subsidiaries seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendants attempted to limit competition among themselves through anticompetitive understandings. Ten similar complaints were filed in various federal district courts. In November 2003, the cases were transferred to the United States District Court for the Middle District of Pennsylvania and consolidated for pretrial purposes. Plaintiffs filed a consolidated complaint on February 16, 2004, which the Company answered on March 31, 2004. On April 14, 2004, the court separated the proceedings as to class certification and merits discovery, and limited the initial phase of discovery to the issue of the appropriateness of class certification. On January 4, 2006, plaintiffs filed an amended complaint. On January 20, 2006, the Company filed an answer to the amended complaint. On August 14, 2006, the plaintiffs moved to certify a proposed class. The court substantively granted class certification on November 19, 2007. On July 22, 2008, the court held a hearing to set a schedule for merits discovery. On May 12, 2009, the Company entered into a settlement agreement with plaintiffs. Without admitting liability, the Company agreed to pay plaintiffs $36.5 million, plus up to $.5 million related to notice and administration expenses, in two equal installments of $18.5 million, which were paid on May 27, 2009 and July 15, 2009. On June 10, 2009, the district court entered an order preliminarily approving the settlement, and on September 17, 2009, the district court issued an order of final approval and judgment, dismissing all claims against the Company with prejudice. The Company recorded an accrual of $37 million for this settlement in the first quarter of 2009.
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against the Company, UPM and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendants attempted to limit competition among themselves through anticompetitive understandings. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for the City and County of San Francisco on March 30, 2004. On September 30, 2004, the Harman Press amended its complaint to add Bemis’ subsidiary Morgan Adhesives Company (“MACtac”) as a defendant. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005, in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. Without admitting liability, the Company has agreed to pay plaintiffs $2 million to resolve all claims related to the purported state class actions in the states of Kansas, Nebraska, Tennessee and Vermont, which

58 Avery Dennison Corporation 2009 Annual Report

was paid on December 28, 2009. These settlements remain subject to court approval, and a hearing in their regard is set for March 10, 2010. The Company recorded $2 million in the third quarter of 2009 in respect of the settlement of these claims. The Company intends to defend the purported California class action vigorously.
The Board of Directors created an ad hoc committee comprised of certain independent directors to oversee the foregoing matters.
The Company is unable to predict the effect of these matters at this time, although the effect could be adverse and material.
The Company and its subsidiaries are involved in claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of the business. Based upon current information, management believes that the impact of the resolution of these other matters is not material to the Company’s financial position, or is not estimable.

Environmental Matters
As of January 2, 2010, the Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed. The Company is participating with other PRPs at such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.
The Company has accrued liabilities for these and certain other sites, including sites in which governmental agencies have designated the Company as a PRP, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites and any sites that could be identified in the future for cleanup could be higher than the liability currently accrued.
The activity in 2009 and 2008 related to environmental liabilities, which includes costs associated with compliance and remediation, was as follows:

	January 2,	December 27,
(In millions)	2010	2008

Balance at beginning of year	$58.5	$37.8
Purchase price adjustments related to acquisitions	2.1	24.6
Accruals	1.0	.9
Payments	(5.1)	(4.8)

Balance at end of year	$56.5	$58.5

As of January 2, 2010, approximately $11 million of the total balance was classified as short-term.
These estimates could change depending on various factors, such as modification of currently planned remedial actions, changes in remediation technologies, changes in site conditions, a change in the estimated time to complete remediation, changes in laws and regulations affecting remediation requirements and other factors.

Other
In 2005, the Company contacted relevant authorities in the U.S. and reported on the results of an internal investigation of potential violations of the U.S. Foreign Corrupt Practices Act. The transactions at issue were carried out by a small number of employees of the Company’s reflective business in China, and involved, among other things, impermissible payments or attempted impermissible payments. The payments or attempted payments and the contracts associated with them appear to have been minor in amount and of limited duration. Sales of the Company’s reflective business in China in 2005 were approximately $7 million. In addition, on or about October 10, 2008, the Company notified relevant authorities that it had discovered questionable payments to certain foreign customs and other regulatory officials by some employees of its acquired companies. These payments were not made for the purpose of obtaining business from any governmental entity. Corrective and disciplinary actions have been taken with respect to both internal investigations and the Company has taken remedial measures to comply with the provisions of the U.S. Foreign Corrupt Practices Act. On July 28, 2009, the Company entered into a settlement agreement with the SEC regarding the foregoing actions. Without admitting or denying liability, the Company agreed to disgorge approximately $.3 million and pay a $.2 million civil penalty. On August 10, 2009, the Company was advised by the U.S. Department of Justice that it has declined to take action against the Company in connection with the China reflective matters, which were voluntarily disclosed by the Company.
The Company and its subsidiaries are involved in various other lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of the Company’s business. Based upon current information, management believes that the impact of the resolution of these other matters is not material to the Company’s financial position, or is not estimable.
The Company participates in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At January 2, 2010, the Company had guaranteed approximately $16 million.
As of January 2, 2010, the Company guaranteed up to approximately $17 million of certain foreign subsidiaries’ obligations to their suppliers, as well as approximately $442 million of certain subsidiaries’ lines of credit with various financial institutions.
As of January 2, 2010, approximately two million HiMEDS units with a carrying value of approximately $109 million remained outstanding. The purchase contracts related to these units obligate the holders to purchase from the Company a certain number of common shares in November 2010 (depending on the stock price at the time). Refer to Note 4, “Debt,” for more information.

NOTE 9. SHAREHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION

Common Stock and Common Stock Repurchase Program
The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.
The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee

We identify your world 59

Notes to Consolidated Financial Statements (continued)

benefit plans. As of January 2, 2010, the remaining shares available of approximately 7 million are held in the ESBT. The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.
On October 26, 2006, the Board of Directors authorized the repurchase of an additional 5 million shares of the Company’s outstanding common stock, resulting in a total authorization of approximately 7.4 million shares at that date. The repurchased shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. At January 2, 2010, approximately 3.9 million shares were available for repurchase under the Board of Directors’ authorization.

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
The Company’s stock-based compensation expense is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period. The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following describes the assumptions used in estimating fair value of granted stock-options.
Risk-free interest rate was based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.
Expected stock price volatility for options represents an average of implied and historical volatility.
Expected dividend yield was based on the current annual dividend divided by the 12-month average of the Company’s monthly stock price prior to grant.
Expected option term was determined based on historical experience under the Company’s stock option plan.
Forfeiture rate of 5% was determined based on historical data of the Company’s stock option forfeitures.
The weighted-average fair value per share of options granted during 2009 was $6.57 compared to $13.82 for the year ended 2008, and $15.07 for the year ended 2007.
The underlying assumptions used were as follows:

	2009	2008	2007

Risk-free interest rate	2.76%	4.15%	4.68%
Expected stock price volatility	41.51	29.86	24.75
Expected dividend yield	3.83	2.76	2.53
Expected option term	6.1 years	6 years	5.8 years

Net income for 2009, 2008 and 2007 included pretax stock-based compensation expense, which related to stock-options, PUs, RSUs and restricted stock, of $25.8 million, $29 million, and $21.6 million, respectively. These expenses were included in “Marketing, general and administrative expense” and were recorded in corporate expense and the Company’s operating segments, as appropriate. The total recognized tax benefit related to these stock-based compensation expenses for 2009, 2008 and 2007 was $8.5 million, $9.7 million, and $7.2 million, respectively. No stock-based compensation cost was capitalized for the years ended 2009, 2008 and 2007, respectively.

The following table sets forth stock option information related to the Company’s stock option plans during 2009:

			Weighted-
		Weighted-	average
	Number	average	remaining	Aggregate
	of options	exercise	contractual	intrinsic value
	(in thousands)	price	life (in years)	(in millions)

Outstanding at December 27, 2008	10,835.7	$56.67	5.88	$1.7
Granted	2,213.1	22.59
Exercised	(26.7)	21.50
Forfeited or expired	(2,261.9)	56.80

Outstanding at January 2, 2010	10,760.2	$49.72	5.87	$34.0
Options vested and expected to vest at January 2, 2010	10,529.4	50.07	5.81	32.0
Options exercisable at January 2, 2010	7,193.9	$56.51	4.56	$4.3

The total intrinsic value of stock options exercised was $.2 million in 2009, $1.9 million in 2008 and $15.4 million in 2007. Cash received by the Company from the exercise of these stock options was approximately $.6 million in 2009, $3 million in 2008 and $38 million in 2007. The tax deduction associated with these options exercised was $.1 million in 2009, $.6 million in 2008 and $5 million in 2007. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

60 Avery Dennison Corporation 2009 Annual Report

The following table provides a summary of the Company’s stock option plans for the last three years:

	2009		2008		2007

	Number	Weighted-	Number	Weighted-	Number	Weighted-
	of options	average	of options	average	of options	average
	(in thousands)	exercise price	(in thousands)	exercise price	(in thousands)	exercise price

Outstanding at beginning of year	10,835.7	$56.67	9,619.2	$57.29	10,188.4	$58.47
Granted	2,213.1	22.59	2,167.8	51.42	52.5	61.62
Converted from Paxar	–	–	–	–	955.4	31.82
Exercised	(26.7)	21.50	(182.4)	36.66	(1,011.5)	48.91
Forfeited or expired	(2,261.9)	56.80	(768.9)	54.37	(565.6)	53.87

Outstanding at end of year	10,760.2	$49.72	10,835.7	$56.67	9,619.2	$57.29

The Company generally grants its annual stock option awards to employees and directors. The Company recognizes stock-based compensation awards granted to retirement-eligible employees be treated as though they were immediately vested; as a result, the pretax compensation expense related to stock options granted to retirement-eligible of approximately $.5 million and $3 million were recognized during 2009 and 2008, respectively, and are included in the stock option expense noted below. During 2007, the recognized pretax compensation expense related to stock options granted to retirement-eligible employees was not significant, as the Company did not grant its annual stock option awards to employees and directors.
Net income for 2009, 2008 and 2007 included pretax stock option expense of $17 million, $18.6 million, and $15.8 million, respectively.
The following table summarizes the Company’s unvested stock options during 2009:

	Number of	Weighted-
	options	average
	(in thousands)	exercise price

Unvested options outstanding at December 27, 2008	2,838.5	$55.50
Granted	2,213.1	22.59
Vested	(1,179.6)	53.44
Forfeited	(305.7)	52.57

Unvested options outstanding at January 2, 2010	3,566.3	$36.01

As of January 2, 2010, the Company had approximately $26 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period of approximately 3 years.

The following table summarizes information on stock options outstanding and exercisable at January 2, 2010:

	Options outstanding			Options exercisable

		Weighted-
		average
	Number	remaining	Weighted-	Number	Weighted-
	outstanding	contractual life	average	exercisable	average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$19.20 to 28.63	2,145.3	8.65	$21.49	242.2	$21.36
30.05 to 45.53	532.7	5.79	35.49	355.7	34.78
49.44 to 57.96	3,640.7	5.34	53.27	2,412.6	54.05
58.72 to 67.80	4,441.5	4.97	62.15	4,183.4	61.82

$19.20 to 67.80	10,760.2	5.87	$49.72	7,193.9	$56.51

We identify your world 61

Notes to Consolidated Financial Statements (continued)

The following section presents the same information as above, but excludes the impact of Paxar converted stock options.

Stock Option Awards Excluding Paxar Converted Stock Options
The following table sets forth stock option information relative to the Company’s stock option plans, excluding Paxar converted stock options, during 2009:

			Weighted-
		Weighted-	average
	Number	average	remaining	Aggregate
	of options	exercise	contractual	intrinsic value
	(in thousands)	price	life (in years)	(in millions)

Outstanding at December 27, 2008	10,296.1	$58.02	5.97	$.1
Granted	2,213.1	22.59
Exercised	–	–
Forfeited or expired	(2,204.6)	57.40

Outstanding at January 2, 2010	10,304.6	$50.54	5.99	$31.2
Options vested and expected to vest at January 2, 2010	10,073.7	50.93	5.93	29.1
Options exercisable at January 2, 2010	6,738.3	$58.23	4.65	$1.4

Excluding Paxar converted stock option exercises, there were no stock options exercised in 2009. The total intrinsic value of stock options exercised was $.3 million in 2008 and $13.4 million in 2007. Cash received by the Company from the exercise of these stock options was $.2 million in 2008 and $36.2 million in 2007. The tax deduction associated with these options exercised was $.1 million in 2008 and $4.7 million in 2007. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.
The pretax compensation expense related to stock options granted to retirement-eligible of approximately $.5 million and $3 million were recognized during 2009 and 2008, respectively, and are included in the stock option expense noted below. During 2007, the recognized pretax compensation expense related to stock options granted to retirement-eligible employees was not significant, as the Company did not grant its annual stock option awards to employees and directors.
Net income for 2009, 2008 and 2007 included pretax stock option expense of $16.8 million, $18 million, and $14.7 million, respectively.

The following table provides a summary of the Company’s stock option plans, excluding Paxar converted stock options, for the last three years:

	2009		2008		2007

	Number	Weighted-	Number	Weighted-	Number	Weighted-
	of options	average	of options	average	of options	average
	(in thousands)	exercise price	(in thousands)	exercise price	(in thousands)	exercise price

Outstanding at beginning of year	10,296.1	$58.02	8,974.3	$59.20	10,188.4	$58.47
Granted	2,213.1	22.59	2,167.8	51.42	52.5	61.62
Exercised	–	–	(81.7)	45.19	(940.4)	50.33
Forfeited or expired	(2,204.6)	57.40	(764.3)	54.49	(326.2)	61.80

Outstanding at end of year	10,304.6	$50.54	10,296.1	$58.02	8,974.3	$59.20

The following table summarizes the Company’s unvested stock options, excluding Paxar converted stock options, during 2009:

	Number of options	Weighted-average
	(in thousands)	exercise price

Unvested options outstanding at December 27, 2008	2,824.0	$55.59
Granted	2,213.1	22.59
Vested	(1,166.0)	53.62
Forfeited	(304.8)	52.61

Unvested options outstanding at January 2, 2010	3,566.3	$36.01

As of January 2, 2010, the Company had approximately $26 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period of approximately 3 years.

62 Avery Dennison Corporation 2009 Annual Report

The following table summarizes information on stock options outstanding and exercisable, excluding Paxar converted stock options, at January 2, 2010:

	Options outstanding			Options exercisable

		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	outstanding	contractual life	exercise	exercisable	exercise
Range of exercise prices	(in thousands)	(in years)	price	(in thousands)	price

$19.20 to 28.63	2,030.8	9.08	$21.49	127.7	$21.23
30.53 to 45.53	191.6	9.18	37.58	14.6	45.53
49.44 to 57.96	3,640.7	5.34	53.27	2,412.6	54.05
58.72 to 67.80	4,441.5	4.97	62.15	4,183.4	61.82

$19.20 to 67.80	10,304.6	5.99	$50.54	6,738.3	$58.23

Performance Units
Since the second quarter of 2008, following the Company’s shareholders’ approval of the amended and restated stock option and incentive plan on April 24, 2008, the Company has granted PUs to certain eligible employees of the Company. These PUs are payable in shares of the Company’s common stock at the end of a three-year cliff vesting period provided that certain performance metrics are achieved at the end of each respective performance period. The pretax compensation expense related to PUs was $3.1 million and $1.2 million for the years ended 2009 and 2008, respectively. As of January 2, 2010, the Company had approximately $4 million of unrecognized compensation cost related to these PUs, which reflects the Company’s current expectation of meeting certain performance metrics. This cost is expected to be recognized over the weighted-average remaining requisite service period of approximately 2 years.

The following table summarizes information about awarded PUs:

		Weighted-
	Number of	average
	PUs	grant-date
	(in thousands)	fair value

Unvested at December 27, 2008	254.8	$43.94
Granted	474.7	12.06
Vested	(15.8)	35.98
Forfeited	(62.5)	31.28

Unvested at January 2, 2010(1)	651.2	$22.12

(1)	At the end of each respective performance period, the actual number of shares issued can range from 0% to 200% of the target shares granted.

Restricted Stock Units and Restricted Stock
In December 2005, the Compensation and Executive Personnel Committee of the Board of Directors approved the award of RSUs, which were issued under the Company’s stock option and incentive plan. RSUs are granted to two groups of employees as described below. Certain RSUs include dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividend paid or property distributed on a single share of common stock multiplied by the number of RSUs in the employee’s account. Vesting for the two groups of RSUs is as follows:

o	A vesting period of 3 years provided that a certain performance objective is met at the end of the third year after the year of the award. If the performance objective is not achieved at the end of the third year, the same unvested RSUs will be subject to meeting the performance objective at the end of the fourth year, and if not achieved at the end of the fourth year, then the fifth year following the year of grant, or
o	A vesting period of 1 to 5 years provided that employment continues for 1 to 5 years after the date of the award.
For both groups, if the above vesting conditions are not met, the RSUs will be forfeited.
The following table summarizes information about awarded RSUs:

		Weighted-
	Number of	average
	RSUs	grant-date
	(in thousands)	fair value

Unvested at December 27, 2008	423.8	$57.53
Granted	543.4	17.47
Vested	(114.9)	51.42
Forfeited	(69.0)	39.25

Unvested at January 2, 2010	783.3	$32.24

The total compensation expense related to RSUs and restricted stock is amortized on a straight-line basis over the requisite service period.
The pretax compensation expense related to RSUs was $5.5 million, $7.8 million and $4.3 million for the years ended 2009, 2008 and 2007, respectively. The tax deduction associated with the vesting of RSUs and the related issuance of common stock was approximately $1.5 million in 2009, $.8 million in 2008 and $.1 million in 2007.
During 2005, the Company also awarded 30,000 shares of restricted stock, which vest in two equal increments, the first vested in 2009 and the second will vest in 2012. Pretax compensation expense for this award was approximately $.1 million in 2009, and $.3 million each in 2008 and 2007, respectively.
The Company recognizes stock-based compensation awards granted to retirement-eligible employees as though they were immediately vested; as a result, the pretax compensation expense related to RSUs granted to retirement-eligible employees was recognized and included in the compensation expense noted above.
As of January 2, 2010, the Company had approximately $12 million of unrecognized compensation cost related to unvested RSUs and restricted stock. This cost is expected to be recognized over the remaining requisite service period (weighted-average remaining service period of approximately 2 years for RSUs and 3 years for restricted stock).

We identify your world 63

Notes to Consolidated Financial Statements (continued)

Paxar Converted Stock Option Awards
In connection with the Paxar acquisition in 2007, the Company converted Paxar’s stock options based on the acquisition price of $30.50 per share divided by the Company’s twenty-day average stock price prior to the acquisition date, which was $64.82. The total number of stock options resulting from this conversion was approximately 955,000 shares, of which approximately 234,000 shares were associated with change-in-control provisions. The total equity compensation recorded in “Capital in excess of par value” in the Shareholders’ equity section of the Consolidated Balance Sheet was approximately $24 million for Paxar’s converted stock options. This amount was reduced by approximately $2 million related to unvested stock options.
The Company’s stock-based compensation expense associated with Paxar converted stock options was based on the estimated fair value as of June 15, 2007, using the Black-Scholes option-pricing model, amortized on a straight-line basis over the remaining requisite service period. The Black-Scholes assumptions used were consistent with those used by the Company during the second quarter of 2007.

The following table sets forth stock option information relative to Paxar converted stock option plans during 2009:

			Weighted-
		Weighted-	average
	Number	average	remaining	Aggregate
	of options	exercise	contractual	intrinsic value
	(in thousands)	price	life (in years)	(in millions)

Outstanding at December 27, 2008	539.6	$30.93	4.07	$1.6
Exercised	(26.7)	21.50
Forfeited or expired	(57.3)	33.94

Outstanding at January 2, 2010	455.6	$31.10	3.16	$2.8
Options vested and exercisable at January 2, 2010	455.6	$31.10	3.16	$2.8

The total intrinsic value of Paxar converted stock options exercised was $.2 million in 2009, $1.6 million in 2008 and $2 million in 2007. Cash received by the Company from the exercise of these stock options was $.6 million in 2009, $2.5 million in 2008 and $1.9 million in 2007. The tax deduction associated with these exercised options was $.1 million in 2009, $.5 million in 2008 and $.2 million in 2007. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The following table summarizes Paxar converted unvested stock options during 2009:

		Weighted-
	Number	average
	of options	exercise
	(in thousands)	price

Unvested options outstanding at December 27, 2008	14.5	$38.07
Vested	(13.6)	38.07
Forfeited	(.9)	38.07

Unvested options outstanding at January 2, 2010	–	$–

The pretax compensation expense related to Paxar converted stock options was approximately $.2 million in 2009, $.6 million in 2008 and $1 million in 2007. As of January 2, 2010, the Company had no additional unrecognized compensation cost related to unvested Paxar converted stock option awards.

The following table summarizes information on the Paxar converted stock options outstanding and exercisable at January 2, 2010:

	Options outstanding			Options exercisable

		Weighted-
		average
	Number	remaining	Weighted-	Number	Weighted-
	outstanding	contractual life	average	exercisable	average
Range of exercise prices	(in thousands)	(in years)	exercise price	(in thousands)	exercise price

$19.80 to 24.68	114.5	1.00	$21.52	114.5	$21.52
30.05 to 43.25	341.1	3.88	34.32	341.1	34.32

$19.80 to 43.25	455.6	3.16	$31.10	455.6	$31.10

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

64 Avery Dennison Corporation 2009 Annual Report

the Consolidated Balance Sheet was calculated using the Company’s ending stock price at June 15, 2007 of $66.69. This amount was reduced by approximately $3 million related to unvested performance share awards.
The pretax compensation expense related to Paxar converted performance share awards was $.1 million in 2009, $1.1 million in 2008 and $.9 million in 2007. The tax deduction associated with the vesting of performance shares and the related issuance of common stock was $.4 million in 2009 and $.2 million in 2008.
As of January 2, 2010, the Company had no additional unrecognized compensation cost related to unvested converted Paxar performance share awards.

NOTE 10. COST REDUCTION ACTIONS

Severance charges recorded under the restructuring actions below are included in “Other accrued liabilities” in the Consolidated Balance Sheet. Severance and other employee costs represent cash paid or to be paid to employees terminated under these actions. Asset impairments are based on the estimated market value of the assets. Charges below are included in “Other expense, net” in the Consolidated Statement of Operations.

2009
In 2009, the Company continued its cost reduction efforts that were initiated in late 2008, resulting in a reduction of approximately 3,335 positions, impairment of certain assets, and lease cancellations. At January 2, 2010, approximately 1,020 employees impacted by these actions remain with the Company, and are expected to leave in 2010. Pretax charges related to these actions totaled $129.1 million, including severance and related costs of $86.8 million, impairment of fixed assets, buildings, land and patents of $39.9 million, and lease cancellation charges of $2.4 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Total

Total severance and other employee costs accrued during the period ended
April 4, 2009	$7.6	$5.8	$.9	$2.8	$17.1
July 4, 2009	13.4	4.6	.3	7.5	25.8
October 3, 2009	3.9	21.0	(.2)	2.3	27.0
January 2, 2010	2.3	6.3	8.0	.3	16.9

Total expense accrued during 2009	27.2	37.7	9.0	12.9	86.8
2009 Settlements	(19.5)	(23.6)	(.3)	(11.0)	(54.4)

Balance at January 2, 2010	$7.7	$14.1	$8.7	$1.9	$32.4

Asset Impairments
Machinery and equipment	$2.7	$10.6	$.7	$14.0	$28.0
Buildings	.7	2.4	3.9	.9	7.9
Land	.1	–	–	–	.1
Patents	1.9	.2	.4	1.4	3.9
Other
Lease cancellations	1.7	.7	–	–	2.4

	$7.1	$13.9	$5.0	$16.3	$42.3

2008
In 2008, the Company implemented cost reduction actions, including the new action initiated in the fourth quarter, resulting in a reduction of approximately 1,475 positions, impairment of certain assets and software, as well as lease cancellations. At January 2, 2010, approximately 5 employees impacted by these actions remain with the Company, and are expected to leave in 2010. Pretax charges related to these actions totaled $40.7 million, including

We identify your world 65

Notes to Consolidated Financial Statements (continued)

severance and related costs of $29.8 million, impairment of fixed assets and buildings of $7.7 million, lease cancellation charges of $2.3 million and software impairment of $.9 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Total

Total severance and other employee costs accrued during the period ended
March 29, 2008	$1.5	$1.4	$.2	$.2	$3.3
June 28, 2008	.2	2.8	4.2	–	7.2
September 27, 2008	2.5	1.4	3.2	1.6	8.7
December 27, 2008	2.5	3.8	3.1	1.2	10.6

Total expense accrued during 2008	6.7	9.4	10.7	3.0	29.8
2008 Settlements	(1.5)	(4.7)	(5.2)	(1.1)	(12.5)
2009 Settlements	(5.0)	(4.6)	(4.8)	(1.8)	(16.2)

Balance at January 2, 2010	$.2	$.1	$.7	$.1	$1.1

Asset Impairments
Machinery and equipment	$4.9	$1.3	$1.2	$.2	$7.6
Buildings	–	.1	–	–	.1
Other
Lease cancellations	.9	1.4	–	–	2.3
Software impairment	–	–	.9	–	.9

	$5.8	$2.8	$2.1	$.2	$10.9

2007
In 2007, the Company continued its cost reduction efforts that were initiated in late 2006 and implemented additional actions resulting in a reduction of approximately 615 positions, impairment of certain assets and software, as well as lease cancellations. At January 2, 2010, no employees impacted by these actions remain with the Company. Pretax charges related to these actions totaled $57.5 million, including severance and other employee costs of $21.6 million, impairment of fixed assets and buildings of $17.4 million, software impairment of $17.1 million and lease cancellation charges of $1.4 million.

NOTE 11. TAXES BASED ON INCOME

Taxes based on income (loss) were as follows:

(In millions)	2009	2008	2007

Current:
U.S. federal tax	$(15.6)	$34.1	$23.9
State taxes	1.8	4.2	1.3
International taxes	61.3	96.6	80.8

	47.5	134.9	106.0

Deferred:
U.S. federal tax	(39.2)	(36.5)	(15.4)
State taxes	(7.6)	2.3	(1.7)
International taxes	(44.9)	(96.2)	(17.1)

	(91.7)	(130.4)	(34.2)

(Benefit from) provision for income taxes	$(44.2)	$4.5	$71.8

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate, and as recorded, were as follows:

(In millions)	2009	2008	2007

Computed tax at 35% of income (loss) before taxes	$(276.8)	$94.7	$131.4
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	(7.9)	3.5	(1.2)
Foreign earnings taxed at different rates	(5.9)	(62.2)	(117.0)
Valuation allowance	4.0	(45.3)	59.9
Goodwill and indefinite-lived intangible asset impairment	276.4	–	–
Deferred compensation assets	(30.5)	–	–
U.S. federal tax credits (R&D and low-income housing)	(2.8)	(5.2)	(4.4)
Tax contingencies and audit settlements	7.2	24.8	0.8
Other items, net	(7.9)	(5.8)	2.3

(Benefit from) provision for income taxes	$(44.2)	$4.5	$71.8

66 Avery Dennison Corporation 2009 Annual Report

Consolidated income (loss) before taxes for U.S. and international operations was as follows:

(In millions)	2009	2008	2007

U.S.	$(412.6)	$(14.2)	$19.8
International	(378.3)	284.8	355.5

Income (loss) before taxes	$(790.9)	$270.6	$375.3

The effective tax rate was approximately 6% for the full year 2009 compared with approximately 2% for the full year 2008. The 2009 effective tax rate is most significantly influenced by the non-cash goodwill and indefinite-lived intangible asset impairment charges, as these expenses are largely not tax deductible, and from one-time benefits from tax planning actions, partially offset by increases to the Company’s tax reserves.
Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $1.23 billion and $1.63 billion at years ended 2009 and 2008, respectively, because such earnings are considered to be indefinitely reinvested. It is not practicable to estimate the amount of tax that would be payable upon distribution of these earnings. Deferred taxes have been accrued for earnings that are not considered indefinitely reinvested. The repatriation accrual for 2009 and 2008 is $21.7 million and $12.5 million, respectively.
Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2009	2008

Accrued expenses not currently deductible	$65.8	$59.4
Net operating losses	214.7	235.5
Tax credit carryforwards	101.8	70.5
Capital loss carryforward	14.1	14.5
Postretirement and postemployment benefits	94.8	57.7
Pension costs	107.3	114.9
Inventory reserves	11.3	10.6
Other assets	1.7	11.3
Valuation allowance	(115.4)	(109.2)

Total deferred tax assets(1)	496.1	465.2

Depreciation and amortization	(184.3)	(222.1)
Repatriation accrual	(21.7)	(12.5)
Foreign operating loss recapture	–	(39.1)
Other liabilities	(13.0)	(11.1)

Total deferred tax liabilities(1)	(219.0)	(284.8)

Total net deferred tax assets (liabilities) from operations	$277.1	$180.4

(1)	Reflects gross amount before jurisdictional netting of deferred tax assets and liabilities.

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
Net operating loss carryforwards of foreign subsidiaries for 2009 and 2008 were $709.6 million and $762.6 million, respectively. The decrease in 2009 is attributable to certain European statutory investment value increases, partially offset by net operating losses generated in 2009. If unused, foreign net operating losses of $37.1 million will expire between 2010 and 2013, and $101.9 million will expire after 2013. Net operating losses of $570.6 million can be carried forward indefinitely. Tax credit carryforwards of both domestic and foreign subsidiaries for 2009 and 2008 totaled $101.8 million and $70.5 million, respectively. If unused, tax credit carryforwards of $3.8 million will expire between 2010 and 2012, $22.6 million will expire between 2013 and 2017, and $66.6 million will expire after 2017. Tax credit carryforwards of $8.8 million can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. The valuation allowance for 2009 and 2008 is $115.4 million and $109.2 million, respectively. Similar to prior years, the Company has reorganized some of its operations and intercompany financing which results in current or future year profits in jurisdictions that previously had recognized losses. These profits allow realization of net operating loss deferred assets, and as such the Company has released valuation allowances.
The Company has been granted tax holidays in several jurisdictions including Bangladesh, China, Thailand and Vietnam. The tax holidays expire between 2010 and 2017. These tax holidays benefit the Company’s consolidated effective tax rate on operations by less than 1%.

Tax Benefit Reserve
On January 2, 2010, the Company’s unrecognized tax benefits totaled $182.0 million, including $121.8 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate. As of December 27, 2008, the Company’s unrecognized tax benefits totaled $163.7 million, including $97.0 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate.
Where applicable, the Company recognizes potential accrued interest and penalties related to unrecognized tax benefits from its global operations in income tax expense. The Company recognized $1.1 million, $7.6 million and $.7 million of interest and penalties in the Consolidated Statement of Operations in 2009, 2008 and 2007, respectively. The Company has accrued for $23.4 million and $15.4 million of interest and penalties in the Consolidated Balance Sheet in 2009 and 2008, respectively.

We identify your world 67

Notes to Consolidated Financial Statements (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	2009	2008

Balance at beginning of year	$142.9	$114.5
Acquired balance	8.0	–
Additions based on tax positions related to the current year	32.0	23.1
Additions for tax position of prior years	9.8	37.8
Reductions for tax positions of prior years:
Changes in judgment	(1.8)	(0.2)
Settlements	(2.1)	(2.5)
Lapses of applicable statute	(41.9)	(23.0)
Changes due to translation of foreign currencies	4.8	(6.8)

Balance at end of year (excluding interest and penalties)	151.7	142.9
Interest and penalties associated with uncertain tax positions	30.3	20.8

Balance at end of year (including interest and penalties)	$182.0	$163.7

The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate. With some exceptions, the Company and its subsidiaries are no longer subject to income tax examinations by tax authorities for years prior to 2005.
It is reasonably possible that during the next 12 months, the Company may realize a decrease in its gross uncertain tax positions by approximately $63 million, primarily as the result of cash payments and closing tax years. The Company anticipates that it is reasonably possible that cash payments of up to $16 million relating to gross uncertain tax positions could be paid within the next 12 months.

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
The Company does not disclose total assets by reportable segment since the Company does not produce and review such information internally. The Company does not disclose revenues from external customers for each product because it is impracticable to do so. As the Company’s reporting structure is not organized by country, results by individual country are not provided because it is impracticable to do so.
Financial information by reportable segment and other businesses from operations is set forth below. Beginning in 2009, the Company modified its approach to allocating Corporate costs to its reportable segments to better reflect the costs required to support operations within segment results. Prior year amounts have been restated to conform with the new methodology.

(In millions)	2009		2008	2007

Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,300.0		$3,643.8	$3,497.7
Retail Information Services	1,323.2		1,548.7	1,175.4
Office and Consumer Products	849.3		935.8	1,016.2
Other specialty converting businesses	480.2		582.1	618.5

Net sales to unaffiliated customers	$5,952.7		$6,710.4	$6,307.8

Intersegment sales:
Pressure-sensitive Materials	$148.9		$172.4	$164.9
Retail Information Services	1.6		2.1	2.1
Office and Consumer Products	.7		1.2	1.6
Other specialty converting businesses	16.2		26.4	19.9
Eliminations	(167.4)		(202.1)	(188.5)

Intersegment sales	$–		$–	$–

Income (loss) before taxes:
Pressure-sensitive Materials	$184.7		$257.2	$322.3
Retail Information Services	(900.4)		11.3	(4.6)
Office and Consumer Products	118.1		145.7	174.6
Other specialty converting businesses	(42.7)		7.4	27.7
Corporate expense	(65.3)		(35.1)	(39.5)
Interest expense(4)	(85.3)		(115.9)	(105.2)

Income (loss) before taxes	$(790.9	)(1)	$270.6 (2)	$375.3 (3)

Capital expenditures:
Pressure-sensitive Materials	$41.5		$50.1	$78.3
Retail Information Services	19.6		45.0	43.2
Office and Consumer Products	5.6		6.1	17.1
Other specialty converting businesses	7.6		16.6	46.2
Corporate	1.3		1.4	1.5

Capital expenditures(5)	$75.6		$119.2	$186.3

Depreciation expense:
Pressure-sensitive Materials	$86.2		$91.7	$91.2
Retail Information Services	58.3		65.6	42.5
Office and Consumer Products	13.6		17.0	21.8
Other specialty converting businesses	25.6		26.3	24.6
Corporate	3.9		4.0	4.0

Depreciation expense	$187.6		$204.6	$184.1

(1)	Results for 2009 included “Other expense, net” totaling $191.3, consisting of restructuring costs, asset impairment charges and lease cancellation costs of $129.1, legal settlement costs of $41, and a loss of $21.2 from debt extinguishment. Of the total $191.3, the Pressure-sensitive Materials segment recorded $75.3, the Retail Information Services segment recorded $51.6, the

68 Avery Dennison Corporation 2009 Annual Report

Office and Consumer Products segment recorded $14, the other specialty converting businesses recorded $29.2 and Corporate recorded $21.2.

Additionally, 2009 operating loss for the Retail Information Services segment included $832 of goodwill and indefinite-lived intangible asset impairment charges taken in the first quarter of 2009.

(2)	Results for 2008 included “Other expense, net” totaling $36.2, consisting of restructuring costs, asset impairment charges and lease cancellation costs of $40.7, partially offset by a gain on sale of investments of $(4.5). Of the total $36.2, the Pressure-sensitive Materials segment recorded $12.6, the Retail Information Services segment recorded $12.2, the Office and Consumer Products segment recorded $12.7, the other specialty converting businesses recorded $3.2 and Corporate recorded $(4.5).

Additionally, 2008 operating income for the Retail Information Services segment included $24.1 of transition costs associated with the Paxar and DM Label acquisitions.

(3)	Results for 2007 included “Other expense, net” totaling $59.4, consisting of asset impairment charges, restructuring costs and lease cancellation charges of $57.5, a cash flow hedge loss of $4.8, and expenses related to a divestiture of $.3, partially offset by a reversal related to a lawsuit of $(3.2). Of the total $59.4, the Pressure-sensitive Materials segment recorded $14.3, the Retail Information Services segment recorded $31.3, the Office and Consumer Products segment recorded $4.8, the other specialty converting businesses recorded $4.2 and Corporate recorded $4.8.

Additionally, 2007 operating income for the Retail Information Services segment included $43 of transition costs associated with the Paxar acquisition.

(4)	Interest expense during 2009, 2008 and 2007 included $42, $65.5 and $40.8, respectively, of interest associated with borrowings to fund the Paxar and DM Label acquisitions.

(5)	Includes capital expenditures accrued but not paid of approximately $8 in 2009, approximately $5 in 2008 and approximately $14 in 2007. Capital expenditures refer to purchases of property, plant and equipment.

Financial information relating to the Company’s operations by geographic area is set forth below:

(In millions)	2009	2008	2007

Net sales to unaffiliated customers:
U.S.	$2,026.4	$2,218.4	$2,333.2
Europe	1,949.4	2,366.6	2,149.9
Asia	1,236.8	1,297.6	1,070.9
Latin America	394.2	448.0	396.7
Other international	345.9	379.8	357.1

Net sales	$5,952.7	$6,710.4	$6,307.8

Property, plant and equipment, net:
U.S.	$509.3	$604.2	$637.9
International	845.4	888.8	953.5

Property, plant and equipment, net	$1,354.7	$1,493.0	$1,591.4

Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.

NOTE 13. QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First	Second	Third	Fourth
(In millions, except per share data)	Quarter(1)	Quarter(2)	Quarter(3)	Quarter(4)

2009
Net sales	$1,426.2	$1,455.4	$1,549.3	$1,521.8
Gross profit	345.1	390.3	436.0	415.1
Net income (loss)	(898.9)	39.8	62.5	49.9
Net income (loss) per common share	(8.99)	.38	.59	.47
Net income (loss) per common share, assuming dilution	(8.99)	.38	.59	.47

2008
Net sales	$1,645.2	$1,828.9	$1,724.8	$1,511.5
Gross profit	424.0	490.3	434.3	378.4
Net income	68.4	92.4	62.7	42.6
Net income per common share	.70	.94	.64	.43
Net income per common share, assuming dilution	.69	.93	.63	.43

(1)	Results in the first quarter of 2009 included pretax “Other expense, net” totaling $97.3 consisting of asset impairment charges of $21.9, restructuring costs of $17.1, lease cancellation charges of $.1, an accrual for a legal settlement of $37, and a loss of $21.2 from debt extinguishment. Additionally, results included goodwill and indefinite-lived intangible asset impairment charges of $832.

Results in the first quarter of 2008 included pretax “Other expense, net” totaling $5.6 consisting of restructuring costs of $3.3 and asset impairment charges of $2.3. Additionally, results included transition costs associated with acquisition integrations of $7.

(2)	Results in the second quarter of 2009 included pretax “Other expense, net” totaling $29.6 consisting of restructuring costs of $25.8 asset impairment charges of $3.3, and lease cancellation charges of $.5.

Results in the second quarter of 2008 included pretax “Other expense, net” totaling $5.8 consisting of restructuring costs of $7.2 and asset impairment charges of $1.7, and lease cancellation charges of $1.4, partially offset by a gain on sale of investments of $(4.5). Additionally, results included transition costs associated with acquisition integrations of $5.7.

(3)	Results in the third quarter of 2009 included pretax “Other expense, net” totaling $35.5 consisting of restructuring costs of $27 and asset impairment charges of $4.7, lease cancellation charges of $1.8, and legal settlement charges of $2.

Results in the third quarter of 2008 included pretax “Other expense, net” totaling $12.5 consisting of restructuring costs of $8.7 and asset impairment charges of $3, and lease cancellation charges of $.8. Additionally, results included transition costs associated with acquisition integrations of $5.2.

(4)	Results in the fourth quarter of 2009 included pretax “Other expense, net” totaling $28.9 consisting of restructuring costs of $16.9, asset impairment charges of $9.9, lease cancellation charges of $.1, and legal settlement charges of $2. Additionally, results included out-of-period adjustments related to deferred compensation assets of $4.9 and a deferred tax asset of $1, which decreased net income by $5.9.

Results in the fourth quarter of 2008 included pretax “Other expense, net” totaling $12.3 consisting of restructuring costs of $10.6, and asset impairment charges of $1.7. Additionally, results included transition costs associated with acquisition integrations of $6.2.

We identify your world 69

Notes to Consolidated Financial Statements (continued)

NOTE 14. FAIR VALUE MEASUREMENTS

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of January 2, 2010:

		Fair Value Measurements Using

			Significant	Significant
			Other	Other
		Quoted Prices in	Observable	Unobservable
		Active Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Available for sale securities	$11.9	$11.9	$–	$–
Derivative assets	5.5	.5	5.0	–
Liabilities:
Derivative liabilities	$10.0	$3.5	$6.5	$–

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
The following table summarizes the fair value measurements of assets measured on a non-recurring basis during 2009:

		Fair Value Measurements Using

			Significant	Significant
		Quoted Prices in	Other	Other
		Active Markets	Observable Inputs	Unobservable Inputs	Total
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)	Gains (Losses)

Goodwill	$415.0	$–	$–	$415.0	$(820.0)
Indefinite-lived intangible asset	18.0	–	–	18.0	(12.0)
Long-lived assets	11.0	–	8.0	3.0	(20.3)

Long-lived assets with carrying amounts totaling $31.3 million were written down to their fair values totaling $11 million, resulting in impairment charges of $20.3 million during 2009. These charges are included in “Other expense, net” in the Consolidated Statement of Operations.
Goodwill with a carrying amount of $1.2 billion was written down to its estimated implied fair value of $415 million, resulting in a non-cash impairment charge of $820 million in the first quarter of 2009. Additionally, certain indefinite-lived assets with a carrying value of approximately $30 million were written down to their estimated implied fair value of $18 million, resulting in a non-cash impairment charge of $12 million in the first quarter of 2009. These charges are included in “Goodwill and indefinite-lived intangible asset impairment charges” in the Consolidated Statement of Operations. Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for further information.

70 Avery Dennison Corporation 2009 Annual Report

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of January 2, 2010. Management’s assessment of the effectiveness of internal control over financial reporting as of January 2, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Dean A. Scarborough President and Chief Executive Officer	Daniel R. O’Bryant Executive Vice President, Finance and Chief Financial Officer

We identify your world 71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avery Dennison Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at January 2, 2010 and December 27, 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1, the Company changed the manner in which it accounts for income taxes in 2007.

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

PricewaterhouseCoopers LLP
Los Angeles, California
February 26, 2010

72 Avery Dennison Corporation 2009 Annual Report

Corporate Information

Counsel
Latham & Watkins LLP
Los Angeles, California

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Los Angeles, California

Transfer Agent — Registrar
Computershare Trust Co., N.A.
P. O. Box 43078
Providence, RI 02940-3078
(877) 498-8861
(800) 952-9245 (hearing impaired number)
www.computershare.com/investor

Annual Meeting
The Annual Meeting of Shareholders will be held at 1:30 p.m. on April 22, 2010 in the Conference Center of the Avery Dennison Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

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

Other Information
The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2009 filing with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”), the Company’s annual written affirmation on April 30, 2009, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s Corporate Governance listing standards.
A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Corporation. Copies may also be obtained from the Company’s web site, www.averydennison.com, in the “Investors” section.

Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone: (626) 304-2000
Fax: (626) 792-7312

Mailing Address:
P.O. Box 7090
Pasadena, California 91109-7090

Stock and Dividend Data
Common shares of Avery Dennison are listed on the NYSE.
Ticker symbol: AVY

	2009		2008

	High	Low	High	Low

Market Price(1)
First Quarter	$33.61	$17.26	$53.14	$45.66
Second Quarter	29.76	23.94	53.07	43.61
Third Quarter	36.56	24.23	50.00	41.35
Fourth Quarter	40.02	34.81	44.49	25.02

(1)	Prices shown represent closing prices on the NYSE

	2009	2008

Dividends Per Common Share
First Quarter	$.41	$.41
Second Quarter	.41	.41
Third Quarter	.20	.41
Fourth Quarter	.20	.41

Total	$1.22	$1.64

Number of shareholders of record as of year end	8,180	8,584

We identify your world 73