Form 10-K, Exhibit 13
period 2011-01-01
AVERY DENNISON CORPORATION
filed 2011-02-28
CIK 8818

2010 Annual Report — Businesses at a Glance

	Segment	Segment	Segment

	Pressure-sensitive Materials	Retail Information Services	Office and Consumer Products	Other specialty converting businesses

BUSINESSES	Roll Materials Graphics and Reflective Products	Information and Brand Management Printer Systems Fastener	Office Products	Specialty Tape Radio Frequency Identification (RFID) Industrial and Automotive Products Performance Films Business Media Security Printing Medical Products

SALES (in millions)	$3,640	$1,522	$815	$536

PERCENT OF TOTAL SALES	56%	23%	13%	8%

GLOBAL BRANDS	Fasson®, Avery Graphics™, Avery Dennison®	Avery Dennison®, Monarch®	Avery®	Avery Dennison®

PRODUCTS	Pressure-sensitive roll materials, flexible packaging, roll-fed sleeve, water- and solvent-based performance polymer adhesives and engineered films, graphic imaging media, reflective materials	Graphic tags and labels, variable data tags and labels, woven and printed fabric labels, patches and specialty trim, packaging, radio frequency identification (RFID) tags, designer trim collections, printer systems, solution-enabling products such as fastening and application devices	Self-adhesive labels, binders, sheet protectors, dividers, online templates and printing, writing instruments, T-shirt transfers, do-it-yourself card products	Specialty tapes, skin-contact medical adhesives, surgical, wound care and ostomy products, industrial adhesives, automotive paint protection and exterior films, heat seal, security and information labels, functional packaging labels, architectural and engineered films, point-of-purchase and display tags, metallized pigments, self-adhesive postage stamps, RFID inlays and durable tags

MARKET SEGMENTS	Food, beverage, spirits, household products, pharmaceuticals, health and beauty, durables, fleet, vehicle/automotive, architectural/retail, promotional/advertising, traffic, safety, transportation original equipment manufacturing	Retail apparel, manufacturing apparel, mass market retailers, retail hard goods and supply chains, food service and supply chains, logistics, pharmaceuticals, automotive	Professional, personal and on-the-go organization and identification, education	Automotive, consumer, medical and healthcare, retail apparel, electronics, durable goods, architectural, graphic arts, general industrial, building and construction, logistics, retail point-of-purchase, security printing

CUSTOMERS	Global label converters, consumer product brands, package designers, packaging engineers and manufacturers, industrial manufacturers, printers, distributors, designers, advertising agencies, government agencies, sign manufacturers, graphic vendors	Apparel brands and retailers, apparel manufacturers, consumer goods manufacturers, restaurant and food service chains, grocery and drug store chains, automotive manufacturers	Office products superstores, major retailers, distributors, wholesalers, office professionals, school administrators, small business owners, consumers	Industrial and original equipment manufacturers, medical products and device manufacturers, clinicians and nurses, converters, packagers, consumer products companies

SAFE HARBOR STATEMENT

The matters discussed in this Annual Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “guidance,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “project,” “seek,” “shall,” “should,” “target,” “will,” “would,” or variations thereof and other expressions, which refer to future events and trends, identify forward-looking statements. These forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause actual results to differ materially from expected results, performance or achievements of the Company expressed or implied by such forward-looking statements.

Certain risks and uncertainties are discussed in more detail in Part I, Item 1A, “Risk Factors,” of the Company’s Annual Report on Form 10-K for the year ended January 1, 2011, and include, but are not limited to, risks and uncertainties relating to: investment in development activities and new production facilities; fluctuations in cost and availability of raw materials; ability of the Company to achieve and sustain targeted cost reductions; ability of the Company to generate sustained productivity improvement; successful integration of acquisitions; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems; successful installation of new or upgraded information technology systems; the financial condition and inventory strategies of customers; customer and supplier concentrations; changes in customer order patterns; loss of significant contract(s) or customer(s); timely development and market acceptance of new products; fluctuations in demand affecting sales to customers; collection of receivables from customers; impact of competitive products and pricing; selling prices; business mix shift; volatility of capital and credit markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; ability of the Company to obtain adequate financing arrangements and to maintain access to capital; fluctuations in interest and tax rates; fluctuations in pension, insurance and employee benefit costs; impact of legal proceedings; changes in tax laws and regulations; changes in governmental regulations; changes in political conditions; fluctuations in foreign currency exchange rates and other risks associated with foreign operations; worldwide and local economic conditions; impact of epidemiological events on the economy and the Company’s customers, suppliers and employees; acts of war, terrorism, and natural disasters; and other factors.

The Company believes that the most significant risk factors that could affect its financial performance in the near-term include: (1) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume; (2) the impact of competitors’ actions, including pricing, expansion in key market segments, and product offerings; (3) the impact of economic conditions on underlying demand for the Company’s products; and (4) the impact of changes in tax laws and regulations throughout the world.

The Company’s forward-looking statements represent judgment only on the dates such statements were made. By making these forward-looking statements, the Company assumes no duty to update them to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

12 Avery Dennison Corporation 2010 Annual Report

Five-year Summary

		2010		2009(1)		2008		2007		2006

(Dollars in millions, except %	5-Year Compound
and per share amounts)	Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	3.5%	$6,512.7	100.0	$5,952.7	100.0	$6,710.4	100.0	$6,307.8	100.0	$5,575.9	100.0
Gross profit	4.3	1,826.0	28.0	1,586.5	26.7	1,727.0	25.7	1,722.4	27.3	1,538.0	27.6
Marketing, general and administrative expense	6.8	1,370.4	21.0	1,268.8	21.3	1,304.3	19.4	1,182.5	18.7	1,011.1	18.1
Goodwill and indefinite-lived intangible asset impairment charges	N/A	–	–	832.0	14.0	–	–	–	–	–	–
Interest expense	5.8	76.6	1.2	85.3	1.4	115.9	1.7	105.2	1.7	55.5	1.0
Other expense, net(2)	(15.3)	27.7	.4	191.3	3.2	36.2	.5	59.4	.9	36.2	.6
Income (loss) from continuing operations before taxes	(.9)	351.3	5.4	(790.9)	(13.3)	270.6	4.0	375.3	5.9	435.2	7.8
Provision for (benefit from) income taxes	(14.5)	34.4	.5	(44.2)	(.7)	4.5	.1	71.8	1.1	76.7	1.4
Income (loss) from continuing operations	1.6	316.9	4.9	(746.7)	(12.5)	266.1	4.0	303.5	4.8	358.5	6.4
Income from discontinued operations, net of tax(3)	N/A	–	N/A	–	N/A	–	N/A	–	N/A	14.7	N/A
Net income (loss)	6.9	316.9	4.9	(746.7)	(12.5)	266.1	4.0	303.5	4.8	373.2	6.7

		2010		2009		2008		2007		2006

Per Share Information
Income (loss) per common share from continuing operations	.5%	$3.00		$(7.21)		$2.70		$3.09		$3.59
Income (loss) per common share from continuing operations, assuming dilution	.4	2.97		(7.21)		2.70		3.07		3.57
Net income (loss) per common share	5.7	3.00		(7.21)		2.70		3.09		3.74
Net income (loss) per common share, assuming dilution	5.6	2.97		(7.21)		2.70		3.07		3.72
Dividends per common share	(12.2)	.80		1.22		1.64		1.61		1.57
Weighted-average common shares outstanding (in millions)	1.1	105.8		103.6		98.4		98.1		99.8
Weighted-average common shares outstanding, assuming dilution (in millions)	1.2	106.8		103.6		98.7		98.9		100.4
Book value per share at fiscal year end	.5	$15.61		$12.94		$17.78		$20.22		$17.26
Market price per share at fiscal year end	(5.2)	42.34		36.49		31.53		53.41		67.93
Market price per share range		30.79 to		17.26 to		25.02 to		49.69 to		55.09 to
		42.49		40.02		53.14		69.67		69.11

At End of Year
Working capital (deficit)		$120.1		$(134.5)		$(127.6)		$(419.3)		$(12.1)
Property, plant and equipment, net		1,262.9		1,354.7		1,493.0		1,591.4		1,309.4
Total assets		5,099.4		5,002.8		6,035.7		6,244.8		4,324.9
Long-term debt		956.2		1,088.7		1,544.8		1,145.0		501.6
Total debt		1,337.2		1,624.3		2,209.8		2,255.8		968.0
Shareholders’ equity		1,645.7		1,362.6		1,750.0		1,989.4		1,696.2
Number of employees		32,100		31,300		35,700		37,300		22,700

Other Information
Depreciation expense(4)		$172.9		$187.6		$204.6		$184.1		$153.8
Research and development expense(4)		95.6		90.7		94.0		95.5		87.9

Effective tax rate(4)		9.8%		5.6%		1.7%		19.1%		17.6%
Return on average shareholders’ equity		21.6		(55.7)		13.1		16.5		22.7
Return on average total capital		12.8		(20.6)		8.8		10.6		15.7

(1)	Results for 2009 reflected a 53-week period.

(2)	Included pretax charges for restructuring costs, asset impairment charges, lease cancellation costs, and other items.

(3)	Results for 2006 included a tax benefit of $14.9 due to capital losses arising from the sale of discontinued operations and a pretax gain on the sale of discontinued operations of $1.3.

(4)	2006 amounts are related to continuing operations.

Stockholder Return Performance
The following graph compares the Company’s cumulative stockholder return on its common stock, including the reinvestment of dividends, with the return on the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”) and the average return, weighted by market capitalization, of the peer group set forth below (“Peer Group”) for the five-year period ending December 31, 2010. The Company has also included the median return of the Peer Group in the graph as an additional comparison.
The Peer Group consists of 50 publicly-traded U.S. companies selected on the basis of market diversity, international focus and investment, market volatility, and product line mix. The selection of the Peer Group was based on the recommendation of Mercer, an independent executive compensation consultant.
The Peer Group is comprised of Air Products & Chemicals Inc., ArvinMeritor Inc., Baker-Hughes Incorporated, Ball Corporation, Bemis Company, Inc., Briggs & Stratton, Cabot Corporation, Cooper Tire & Rubber Co., Crane Company, Crown Holdings Inc., Cummins Inc., Dana Holding Corporation, Danaher Corporation, Dover Corporation, Eaton Corporation, Ecolab Incorporated, Ferro Corporation, FMC Corporation, Fuller (H. B.) Company, Goodrich Corporation, Grace (W R) & Company, Harley-Davidson Inc., Harris Corporation, Harsco Corporation, Illinois Tool Works Incorporated, Ingersoll-Rand Company, MASCO Corporation, MeadWestvaco Corporation, NACCO Industries, Newell Rubbermaid Incorporated, Olin Corporation, Owens-Illinois, Inc., PACCAR Inc., Parker-Hannifin Corporation, Pentair Inc., Pitney Bowes Incorporated, PolyOne Corporation, Potlatch Corporation, P.P.G. Industries Incorporated, The Sherwin-Williams Company, Smurfit-Stone Container Corporation, Snap-On Incorporated, Sonoco Products Company, Stanley Works, Tecumseh Products Company, Temple-Inland Inc., Thermo Fisher Scientific Inc., Thomas & Betts Corporation, Timken Company and Trinity Industries.

Comparison of Five-Year Cumulative Total Return
As of December 31, 2010

Total Return Analysis(1)

	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010

Avery Dennison Corporation	$100.00	$126.08	$101.28	$64.83	$75.67	$89.82
S&P 500 Index	$100.00	$115.78	$122.14	$76.96	$97.33	$112.01
Peer Group (Weighted Average)(2)	$100.00	$121.42	$149.60	$89.70	$125.47	$180.25
Peer Group (Median)	$100.00	$114.44	$118.18	$78.01	$116.41	$143.64

(1)	Assumes $100 invested on December 31, 2005, and the reinvestment of dividends; chart reflects performance on a calendar year basis.

(2)	Weighted average is weighted by market capitalization.

Stock price performance reflected in the above graph is not necessarily indicative of future price performance.

14 Avery Dennison Corporation 2010 Annual Report

Management’s Discussion and Analysis
of Results of Operations and Financial Condition

ORGANIZATION OF INFORMATION

Management’s Discussion and Analysis of Results of Operations and Financial Condition narratively expresses our view of our financial performance and condition and should be read in conjunction with the accompanying financial statements. It includes the following sections:

Non-GAAP Financial Measures	4
Forward-looking Statements	4
Overview and Outlook	4
Analysis of Results of Operations	6
Results of Operations by Segment	7
Financial Condition	9
Critical Accounting Policies and Estimates	13
Recent Accounting Requirements	17
Market-Sensitive Instruments and Risk Management	17

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Our discussion of financial results includes several non-GAAP financial measures to provide additional information concerning our operating performance and liquidity measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement our presentation of our financial results that are prepared in accordance with GAAP. Based upon feedback from our investors and financial analysis, we believe that supplemental non-GAAP financial measures provide information that is useful to the assessment of our performance and operating trends, as well as liquidity.
Non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it difficult to assess our underlying performance in a single period. By excluding certain accounting effects, both positive and negative, from certain of our GAAP financial measures, we believe that we are providing meaningful supplemental information to facilitate an understanding of our core or underlying operating results and liquidity measures. These non-GAAP financial measures are used internally to evaluate trends in our underlying business, as well as to facilitate comparison to the results of competitors for a single period. While some of the items we exclude from GAAP financial measures recur, these items tend to be disparate in amount and timing.

We use the following non-GAAP financial measures:

o	Organic sales growth (decline) refers to the change in sales excluding the estimated impact of currency translation, acquisitions and divestitures and the extra week in fiscal year 2009.
o	Free cash flow refers to cash flow from operations, less net payments for property, plant, equipment, software and other deferred charges, plus net proceeds from sale (purchase) of investments. Free cash flow excludes mandatory debt service requirements and other uses of cash that do not directly or immediately support the underlying business (such as discretionary debt reductions, dividends, share repurchases, acquisitions, etc.).
o	Operational working capital refers to trade accounts receivable and inventories, net of accounts payable. This non-GAAP financial measure excludes cash and cash equivalents, short-term debt, deferred taxes, other current assets and other current liabilities, as well as current assets and current liabilities of held-for-sale businesses.
o	Net debt to EBITDA ratio refers to total debt less cash and cash equivalents, divided by earnings before interest, taxes, depreciation and amortization (“EBITDA”).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this discussion are “forward-looking statements” and are subject to certain risks and uncertainties. Refer to our “Safe Harbor Statement” at the beginning of this report.

OVERVIEW AND OUTLOOK

Overview
Fiscal Year
Normally, each fiscal year consists of 52 weeks, but every fifth or sixth year consists of 53 weeks. Our 2009 fiscal year consisted of a 53-week period, with the extra week reflected in the first quarter.

Sales
Our sales from operations increased 9% in 2010 compared to a decline of 11% in 2009. The increase in 2010 resulted from increased global demand, reflecting improvement from the weak market conditions experienced in 2009.

Estimated change in sales due to:	2010	2009	2008

Organic sales growth (decline)	10%	(9)%	(3)%
Extra week in fiscal year	(1)	1	–
Foreign currency translation	1	(4)	3
Acquisitions, net of divestitures	–	–	7

Reported sales growth (decline)(1)	9%	(11)%	6%

(1)	Totals may not sum due to rounding.

Net Income (Loss)
In 2010, we had net income of approximately $317 million, compared to a net loss of approximately $747 million in 2009.

Factors affecting changes in net income in 2010 compared to 2009 included:

Positive factors:

o	No impairment of goodwill and indefinite-lived intangible assets, which impacted results in the prior year
o	Higher volume
o	Cost savings from productivity improvement initiatives, including savings from restructuring actions
o	Lower restructuring, asset impairment, and lease cancellation charges related to cost reduction actions
o	Lower net legal settlement costs
o	Lower loss on debt extinguishment

Negative factors:

o	Higher raw material costs
o	Higher tax expense

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

o	Higher employee-related costs
o	Higher investments in growth and infrastructure
o	Impact of changes in customer programs in the Office and Consumer Products segment

Cost Reduction Actions
Q3 2010 — Q4 2010 Actions
In the second half of 2010, we recorded approximately $10 million in pretax charges, consisting of severance and related costs for the reduction of approximately 725 positions, asset impairment charges, and lease cancellation costs. We anticipate approximately $12 million in annualized savings from these restructuring actions to be realized by the end of 2012.

Q4 2008 — Q2 2010 Program
In the fourth quarter of 2008, we initiated a restructuring program that generated approximately $180 million in annualized savings. We realized actual savings, net of transition costs, of approximately $75 million in 2009 and an incremental $72 million in 2010. We expect the remainder of the savings to be realized in 2011.
We recorded approximately $150 million in pretax charges (of which $105 million represents cash charges) related to this restructuring program, consisting of severance and related costs, asset impairment charges, and lease cancellation costs. Of the total charges, approximately $12 million was recorded in 2008, $129 million was recorded in 2009, and $9 million was recorded in 2010. Severance and related costs were related to approximately 4,350 positions. We do not expect to incur any further charges related to this program.

Q1 2008 — Q3 2008 Actions
During the first three quarters of 2008, we implemented cost reduction actions resulting in pretax charges of $22.8 million, including severance and related costs for approximately 775 positions, asset impairment charges, and lease cancellation costs. We achieved annualized savings of approximately $20 million (most of which benefited 2009) as a result of these actions.
Refer to Note 10, “Cost Reduction Actions,” to the Consolidated Financial Statements for further information.

Free Cash Flow
We use free cash flow as a measure of funds available for other corporate purposes, such as dividends, debt reduction, acquisitions, and repurchases of common stock. We believe that this measure provides meaningful supplemental information to our investors to assist them in their financial analysis of the Company.

(In millions)	2010	2009	2008

Net cash provided by operating activities	$486.7	$569.0	$539.7
Purchase of property, plant and equipment, net	(83.5)	(69.7)	(118.4)
Purchase of software and other deferred charges	(25.1)	(30.6)	(63.1)
Proceeds from sale (purchase) of investments, net(1)	.8	(.5)	17.2

Free cash flow	$378.9	$468.2	$375.4

(1)	Net proceeds from sale (purchase) of investments relate to net sales/purchases of securities held by our captive insurance company in 2010, 2009 and 2008, and sales of other investments in 2010 and 2008.

Free cash flow in 2010 reflected higher income from operations, the amount and timing of payments for inventory purchases, and improved accounts receivable collection efforts, as well as lower spending on software and other deferred charges. These factors were more than offset by higher accounts receivable and inventory levels due to the increase in sales, payments of severance and other costs related to various restructuring programs, bonuses and trade rebates, as well as higher net spending on property, plant, and equipment.
Free cash flow in 2009 reflected improved inventory management and collection of trade accounts receivables, as well as lower spending on property, plant and equipment, software and other deferred charges, partially offset by lower income from operations.
See “Analysis of Results of Operations” and “Liquidity” below for more information.

Outlook
Certain factors that we believe may contribute to results for 2011 compared to results for 2010 are listed below.
We expect revenue and earnings to increase in 2011, the extent to which is subject, but not limited, to the amount of higher costs, principally due to expected raw materials inflation, that can be offset with productivity measures and/or price increases and changes in global economic conditions.
We expect a reduction in ongoing retirement plan expenses and contributions to our pension plans (domestic and international) of approximately $50 million in 2011.
We anticipate restructuring cash charges to be approximately $20 million.
We anticipate 2011 interest expense to be comparable to 2010. Our assumptions on interest expense are subject to changes in market rates through the remainder of the year.
Our annual effective tax rate may be impacted by future events including changes in tax laws, geographic income mix, repatriation of cash, tax audits, closure of tax years, legal entity restructuring, and changes in valuation allowances on deferred tax assets. Our effective tax rate can potentially have wide variances from quarter to quarter, resulting from interim reporting requirements and the recognition of discrete events.
We anticipate increased investments in marketing, research and development, and infrastructure.
We anticipate our capital and software expenditures to be approximately $175 million.

16 Avery Dennison Corporation 2010 Annual Report

ANALYSIS OF RESULTS OF OPERATIONS

Income (Loss) Before Taxes:

(In millions)	2010	2009	2008

Net sales	$6,512.7	$5,952.7	$6,710.4
Cost of products sold	4,686.7	4,366.2	4,983.4

Gross profit	1,826.0	1,586.5	1,727.0
Marketing, general and administrative expense	1,370.4	1,268.8	1,304.3
Goodwill and indefinite-lived intangible asset impairment charges	–	832.0	–
Interest expense	76.6	85.3	115.9
Other expense, net	27.7	191.3	36.2

Income (loss) before taxes	$351.3	$(790.9)	$270.6

As a Percent of Sales:	%	%	%

Gross profit margin	28.0	26.7	25.7
Marketing, general and administrative expense	21.0	21.3	19.4
Income (loss) before taxes	5.4	(13.3)	4.0

Sales
Sales increased 9% in 2010 and decreased 11% in 2009.
The increase in 2010 reflected higher sales on an organic basis and the favorable impact of foreign currency translation (approximately $27 million), partially offset by the estimated impact of the extra week in the first quarter of 2009. On an organic basis, the sales growth in 2010 reflected higher volume driven by increased demand across all major regions, led by double-digit growth in the Pressure-sensitive Materials and Retail Information Services segments.
The decrease in 2009 reflected lower sales on an organic basis, partially offset by incremental sales from the DM Label Group (“DM Label”) acquisition (approximately $9 million) and the estimated impact of the extra week in the first quarter of 2009. In addition, foreign currency translation had an unfavorable impact on the change in sales of approximately $269 million. On an organic basis, sales declined 9% in 2009, as deterioration in market conditions contributed to volume declines, partially offset by the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008.

Gross Profit Margin
Gross profit margin in 2010 improved compared to 2009, reflecting increased volume and the benefits from restructuring and productivity initiatives. These benefits were partially offset by raw material inflation, higher employee costs, and the impact of changes in customer programs in the Office and Consumer Products segment.
Gross profit margin in 2009 improved compared to 2008, primarily due to benefits from restructuring and productivity improvement initiatives, the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008, and lower raw material and energy costs. These benefits were partially offset by reduced fixed-cost leverage due to lower volume, unfavorable segment mix, and higher employee costs.

Marketing, General and Administrative Expense
The increase in marketing, general and administrative expense in 2010 compared to 2009 primarily reflected higher employee-related costs, higher investments in growth and infrastructure, and lower spending in 2009 due to adverse global economic conditions. These increases were partially offset by savings from restructuring and productivity initiatives.
Marketing, general and administrative expense in 2009 decreased from 2008 as cost reductions consistent with a recessionary environment, benefits from restructuring and productivity initiatives, and the impact of foreign currency translation (approximately $40 million) were partially offset by higher employee costs, investment in growth initiatives, and the estimated impact of the extra week in 2009.

Interest Expense
Interest expense decreased 10%, or approximately $9 million, in 2010, and 26%, or approximately $31 million, in 2009, due to retirements and repayments of certain indebtedness and lower interest rates on short-term borrowings.

Other Expense, net

(In millions, pretax)	2010	2009	2008

Restructuring costs	$15.3	$86.8	$29.8
Asset impairment and lease cancellation charges	3.7	42.3	10.9
Other items	8.7	62.2	(4.5)

Other expense, net	$27.7	$191.3	$36.2

For all three years presented, “Other expense, net” consisted of charges for restructuring, including severance and related costs, asset impairment charges, and lease cancellation costs, as described above in “Cost Reduction Actions.” Refer also to Note 10, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.

In 2010, other items in “Other expense, net” included:

o	Loss from curtailment and settlement of pension obligations ($4.3 million)
o	Loss from debt extinguishment ($4 million)
o	Net legal settlement costs ($.9 million)
o	Gain on sale of investment ($.5 million)

In 2009, other items in “Other expense, net” included:

o	Legal settlement costs ($41 million)
o	Loss from debt extinguishment ($21.2 million)

For more information regarding the debt extinguishment, refer to “Financial Condition” below, and Note 4, “Debt,” to the Consolidated Financial Statements. For more information regarding the legal settlement costs, refer to Note 8, “Contingencies,” to the Consolidated Financial Statements.

In 2008, other items included in “Other expense, net” consisted of a gain on sale of investments ($4.5 million).

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

Net Income (Loss) and Earnings per Share:

(In millions, except per share amounts)	2010	2009	2008

Income (loss) before taxes	$351.3	$(790.9)	$270.6
Provision for (benefit from) income taxes	34.4	(44.2)	4.5

Net income (loss)	$316.9	$(746.7)	$266.1

Net income (loss) per common share	$3.00	$(7.21)	$2.70
Net income (loss) per common share, assuming dilution	$2.97	$(7.21)	$2.70

Net income (loss) as a percent of sales	4.9%	(12.5)%	4.0%

Effective tax rate	9.8%	5.6%	1.7%

Provision for (Benefit from) Income Taxes
The effective tax rate was approximately 10% for 2010 compared to approximately 6% for 2009. The 2010 effective tax rate reflected $45.5 million of benefit from net operating losses resulting from the local statutory write down of certain investments in Europe and a $17.7 million net benefit from releases and accruals of certain tax reserves.
The effective tax rate was approximately 6% for 2009 compared to approximately 2% for 2008. The 2009 effective tax rate was most significantly influenced by the non-cash goodwill and indefinite-lived intangible asset impairment charges, as these expenses were largely not tax deductible, and from one-time benefits from tax planning actions, partially offset by increases to our tax reserves.
Refer to Note 11, “Taxes on Income,” to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY SEGMENT

Operating income (loss) refers to income (loss) before interest and taxes.

Pressure-sensitive Materials Segment

(In millions)	2010	2009	2008

Net sales including intersegment sales	$3,796.8	$3,447.1	$3,816.3
Less intersegment sales	(157.0)	(147.1)	(172.5)

Net sales	$3,639.8	$3,300.0	$3,643.8
Operating income(1)	317.8	184.7	257.2

(1) Included restructuring costs and asset impairment charges for all years presented, loss from curtailment of domestic pension obligations in 2010, and lease cancellation costs in 2009 and 2008	$6.9	$75.3	$12.6

Net Sales
Sales in our Pressure-sensitive Materials segment increased 10% in 2010 and decreased 9% in 2009.
In 2010, the increase reflected sales growth on an organic basis and the favorable impact of foreign currency translation (approximately $17 million), partially offset by the estimated impact of the extra week in the first quarter of 2009. On an organic basis, sales grew 11% in 2010, reflecting higher volume driven by increased demand.
On an organic basis, sales in our roll materials business in 2010 increased at a low-double digit rate compared to 2009, reflecting growth in all of our geographic regions.
On an organic basis, sales in our graphics and reflective business increased at a high-single digit rate, reflecting increased promotional spending by customers and our new product launches.
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
On an organic basis, sales in our roll materials business in 2009 declined at a high single-digit rate in Europe, a mid single-digit rate (excluding intercompany sales) in North America, and a low single-digit rate in Latin America, reflecting weakness in end markets. These declines were partially offset by mid-single digit growth in Asia. On an organic basis, sales in our emerging markets (Asia, Latin America, and Eastern Europe) remained flat in 2009 compared to 2008.
On an organic basis, sales in our graphics and reflective business in 2009 declined at a mid-teen rate, reflecting lower promotional spending by businesses in response to weak market conditions.

Operating Income
Increased operating income in 2010 reflected higher volume, lower net legal settlement costs, cost savings from restructuring and productivity improvement initiatives, the benefits from pricing, and lower restructuring and asset impairment charges, partially offset by raw material inflation, higher employee-related costs, and higher investments in growth and infrastructure.
Decreased operating income in 2009 reflected lower volume, legal settlement costs, the unfavorable impact of currency translation, higher restructuring, asset impairment, and lease cancellation charges, and higher employee costs. These factors were partially offset by the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008, cost savings from restructuring and productivity improvement initiatives, and lower raw material and energy costs.

Retail Information Services Segment

(In millions)	2010	2009	2008

Net sales including intersegment sales	$1,523.7	$1,322.5	$1,549.3
Less intersegment sales	(2.0)	(1.6)	(2.1)

Net sales	$1,521.7	$1,320.9	$1,547.2
Operating income (loss)(1)(2)	65.0	(899.0)	13.5

(1) Included restructuring costs, asset impairment charges, and lease cancellation costs in all years presented, and loss from curtailment of domestic pension obligations and net legal settlement costs in 2010	$5.8	$51.6	$12.2

(2) Included goodwill and indefinite-lived intangible asset impairment charges in 2009 and transition costs associated with acquisition integrations in 2008	$–	$832.0	$24.1

Net Sales
Sales in our Retail Information Services segment increased 15% in 2010 and decreased 15% in 2009.
In 2010, sales on reported and organic bases increased 15% compared to 2009, as the favorable impact of foreign currency translation

18 Avery Dennison Corporation 2010 Annual Report

(approximately $7 million) was offset by the estimated impact of the extra week in the first quarter of 2009. The sales growth reflected increased demand due in part to significant inventory reductions by apparel retailers during 2009, as well as new programs with key brands and retailers.
In 2009, the decrease in reported sales reflected lower sales on an organic basis and the unfavorable impact of foreign currency translation (approximately $46 million), partially offset by the estimated impact of the extra week in the first quarter of 2009 and incremental sales from the DM Label acquisition (approximately $9 million). On an organic basis, sales declined 14% in 2009 due primarily to lower volume from weakness in the apparel markets in the U.S. and Europe, and tighter inventory controls by retailers and brands.

Operating Income (Loss)
Increased operating income in 2010 primarily reflected the absence of the goodwill and indefinite-lived intangible asset impairment charges recorded in the prior year. Operating income also increased due to the benefits of higher volume, cost savings from restructuring and productivity improvement initiatives, and lower restructuring, asset impairment charges and lease cancellation costs, partially offset by higher employee-related costs.
Operating loss in 2009 reflected goodwill and indefinite-lived intangible asset impairment charges, lower volume, higher restructuring, asset impairment and lease cancellation charges, changes in pricing, and higher employee costs. These factors were partially offset by incremental savings from integration actions and the benefit of restructuring and productivity improvement initiatives, along with reduced transition costs associated with acquisition integrations in 2009.

Office and Consumer Products Segment

(In millions)	2010	2009	2008

Net sales including intersegment sales	$816.0	$850.0	$937.0
Less intersegment sales	(.8)	(.7)	(1.2)

Net sales	$815.2	$849.3	$935.8
Operating income(1)	91.5	118.1	145.7

(1) Included restructuring costs in all years presented, asset impairment charges in 2009 and 2008, and loss from curtailment and settlement of pension obligations and lease cancellation costs in 2010	$8.4	$14.0	$12.7

Net Sales
Sales in our Office and Consumer Products segment decreased 4% in 2010 and 9% in 2009.
Sales in our Office and Consumer Products segment on a reported and organic basis decreased 4% in 2010 compared to 2009, as the estimated impact of the extra week in the first quarter of 2009 offset the favorable impact of foreign currency translation (approximately $5 million). On an organic basis, the sales decline in 2010 reflected continued weak end-market demand, increased competition in the label category, and changes in customer programs.
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

Operating Income
Decreased operating income in 2010 reflected higher investment in demand creation, innovation, and consumer promotions and marketing, changes in customer programs, and raw material inflation, partially offset by benefits from restructuring and productivity improvement initiatives and lower restructuring and asset impairment charges.
Decreased operating income in 2009 reflected the impact of lower volume, higher employee costs, and increased marketing and product development spending, partially offset by cost savings from restructuring and productivity improvement initiatives and the effect of changes in pricing to offset the cumulative impact of inflation experienced in 2008.

Other specialty converting businesses

(In millions)	2010	2009	2008

Net sales including intersegment sales	$566.7	$498.3	$609.9
Less intersegment sales	(30.7)	(15.8)	(26.3)

Net sales	$536.0	$482.5	$583.6
Operating income (loss)(1)	4.8	(44.1)	5.2

(1) Included restructuring costs and asset impairment charges for all years presented and loss from curtailment of domestic pension obligations in 2010	$3.1	$29.2	$3.2

Net Sales
Sales in our other specialty converting businesses increased 11% in 2010 and decreased 18% in 2009.
Sales in our other specialty converting businesses increased 11% in 2010 compared to 2009, due primarily to the increase in sales on an organic basis, partially offset by the unfavorable impact of foreign currency translation (approximately $2 million) and the estimated impact of the extra week in the first quarter of 2009. On an organic basis, sales grew 12% in 2010, reflecting increased demand for products for automotive applications, which was down sharply in 2009.
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

Operating Income (Loss)
Operating income for these businesses in 2010 reflected lower restructuring and asset impairment charges, higher volume, and the benefits from restructuring and productivity improvement initiatives, partially offset by raw material inflation and higher employee-related costs.
Operating loss for these businesses in 2009 reflected lower volume and higher restructuring and asset impairment charges, partially offset by the benefit of restructuring and productivity improvement initiatives.

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

FINANCIAL CONDITION

Liquidity
Cash Flow from Operating Activities:

(In millions)	2010	2009	2008

Net income (loss)	$316.9	$(746.7)	$266.1
Depreciation and amortization	247.6	267.3	278.4
Provision for doubtful accounts	16.3	19.3	17.7
Goodwill and indefinite-lived intangible asset impairment charges	–	832.0	–
Asset impairment and net loss on sale and disposal of assets	5.1	48.0	16.8
Loss from debt extinguishments	4.0	21.2	–
Stock-based compensation	35.2	25.8	29.0
Other non-cash expense and loss	43.6	22.0	11.3
Other non-cash income and gain	(.5)	(8.7)	(12.4)
Trade accounts receivable	(87.6)	95.7	57.7
Inventories	(35.6)	133.3	16.5
Other current assets	(39.8)	40.6	(30.0)
Accounts payable	76.5	(14.5)	3.4
Accrued liabilities	30.0	(37.9)	(19.2)
Income taxes (deferred and accrued)	(60.2)	(90.7)	(79.9)
Other assets	(12.2)	2.3	20.8
Long-term retirement benefits and other liabilities	(52.6)	(40.0)	(36.5)

Net cash provided by operating activities	$486.7	$569.0	$539.7

For cash flow purposes, changes in assets and liabilities and other adjustments, net of the effect of business acquisitions, exclude the impact of foreign currency translation (discussed below in “Analysis of Selected Balance Sheet Accounts”).
In 2010, cash flow provided by operating activities reflected higher income from operations, the amount and timing of payments for inventory purchases, and improved accounts receivable collection efforts. These factors were more than offset by higher accounts receivable and inventory levels due to the increase in sales, and payments of severance and other costs related to various restructuring programs, bonuses and trade rebates.
In 2009, cash flow provided by operating activities reflected improved inventory management and collection of trade accounts receivable, partially offset by lower income from operations.

Cash Flow from Investing Activities:

(In millions)	2010	2009	2008

Purchase of property, plant and equipment, net	$(83.5)	$(69.7)	$(118.4)
Purchase of software and other deferred charges	(25.1)	(30.6)	(63.1)
Payments for acquisitions	–	–	(131.2)
Proceeds from sale (purchase) of investments, net	.8	(.5)	17.2
Other	–	(5.0)	2.0

Net cash used in investing activities	$(107.8)	$(105.8)	$(293.5)

Capital and Software Spending
In 2010 and 2009, we invested in various capital projects companywide.
Information technology investments in 2010 and 2009 included customer service and standardization initiatives.

Payments for acquisitions
On April 1, 2008, we completed the acquisition of DM Label.
Refer to Note 2, “Acquisitions,” to the Consolidated Financial Statements for more information.

Proceeds from Sale (Purchase) of Investments, net
In 2008, net proceeds from sale (purchase) of investments consisted of the sale of securities primarily held by our captive insurance company.

Cash Flow from Financing Activities:

(In millions)	2010	2009	2008

Net change in borrowings and payments of debt	$(189.8)	$(300.6)	$(40.7)
Dividends paid	(88.7)	(134.9)	(175.0)
Purchase of treasury stock	(108.7)	–	(9.8)
Proceeds from exercise of stock options, net	2.5	.6	2.7
Other	(6.8)	2.2	14.3

Net cash used in financing activities	$(391.5)	$(432.7)	$(208.5)

Borrowings and Repayment of Debt
Short-term variable rate domestic borrowings from commercial paper issuances were approximately $298 million at year end 2010 (weighted-average interest rate of .4%), compared to approximately $415 million at year end 2009 (weighted-average interest rate of .2%).
At year end 2010, our borrowings outstanding under foreign short-term lines of credit were approximately $82 million (weighted-average interest rate of 10.6%), compared to approximately $60 million at year end 2009 (weighted-average interest rate of 12.8%).
The decrease in outstanding commercial paper reflects positive cash flow from improved operating income, partially offset by share repurchases during the fourth quarter of 2010. Refer to “Share Repurchases” below for more information.
We had medium-term notes of $50 million outstanding at both year end 2010 and 2009.
In March 2009, we completed an exchange of approximately 6.6 million units (or 75.15%) of our HiMEDS units. We issued approximately 6.5 million shares of our common stock and paid approximately $43 million in cash for the exchanged HiMEDS units with a carrying value of approximately $331 million. As a result of this exchange, we recorded a debt extinguishment loss of approximately $21 million (included in “Other expense, net” in the Consolidated Statements of Operations) in the first quarter of 2009, which included a write-off of $9.6 million related to unamortized debt issuance costs. In November 2010, we completed the remarketing of our remaining HiMEDS senior notes in accordance with the original terms of the HiMEDS units by purchasing approximately $109 million of these senior notes. In aggregate, this remarketing resulted in the extinguishment of approximately $109 million of senior notes and the issuance of approximately 2.1 million shares of our common stock. As a result of this remarketing, we recorded a debt extinguishment loss of $2.8 million (included in “Other expense, net” in the Consolidated Statements’ of Operations), which consisted of a write-off related to unamortized debt issuance costs.

20 Avery Dennison Corporation 2010 Annual Report

In January 2009, one of our subsidiaries entered into an amendment to a credit agreement for a $400 million term loan credit facility (“Credit Facility”) with certain domestic and foreign banks, which we guaranteed. Financing available under the Credit Facility was permitted to be used for working capital and other general corporate purposes. The amendment increased our flexibility for a specified period of time in complying with the financial covenants to which the Credit Facility is subject and excluded certain restructuring charges from the calculation of the financial ratios under those covenants. The amendment also increased the annual interest rate of the Credit Facility. In April 2010, we issued $250 million of senior notes bearing an interest rate of 5.375% per year, due April 2020. Approximately $248 million in proceeds from the offering, net of underwriting discounts and offering expenses, were used, together with commercial paper borrowings, to repay the $325 million in indebtedness outstanding under the Credit Facility in May 2010. In the second quarter of 2010, we recorded a debt extinguishment loss of $1.2 million related to unamortized debt issuance costs from the Credit Facility.
Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.
Refer to “Capital Resources” below for further information on the 2010 and 2009 borrowings and repayment of debt.

Dividend Payments
In July 2009, we reduced our quarterly dividend per share of $.41 to $.20, resulting in an annual dividend per share of $.80 in 2010 compared to $1.22 in 2009.

Subsequent to the end of 2010, on February 2, 2011, we announced a first quarter 2011 dividend of $.25 per share, which represents a 25% increase from our previous dividend of $.20 per share.

Share Repurchases
The Board of Directors authorizes share repurchases of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plans or used for other corporate purposes. We repurchased approximately 2.7 million shares totaling $108.7 million during the fourth quarter of 2010 to offset the impact of dilution on earnings per share associated with the issuance of approximately 2.1 million shares of our common stock as a result of the remarketing of our remaining HiMEDS senior notes in November 2010. Additionally, in December 2010, we executed the repurchase of approximately .3 million shares for $13.5 million which settled in January 2011. As of January 1, 2011, approximately 1.2 million shares were available for repurchase under the Board of Directors’ October 2006 authorization.
Subsequent to the end of 2010, on January 27, 2011, the Board of Directors authorized us to repurchase an additional five million shares of our stock.

Analysis of Selected Balance Sheet Accounts
Long-lived Assets
Goodwill decreased approximately $10 million during 2010, which primarily reflected the impact of foreign currency translation.
Other intangibles resulting from business acquisitions, net, decreased approximately $33 million during 2010, which primarily reflected current year amortization expense.
Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for more information.
Other assets decreased approximately $16 million during 2010, which reflected amortization expense of software and other deferred charges ($38 million), a decrease in long-term pension assets ($6 million), a reclassification of a third-party loan receivable to short-term receivables ($5 million), the write-off of unamortized debt issuance costs associated with the remarketing of the HiMEDS units, net of additional financing costs, related to the issuance of senior notes discussed in “Borrowings and Repayment of Debt” ($2 million), and the impact of foreign currency translation ($2 million). These decreases were partially offset by purchases of software and other deferred charges ($25 million) and an increase in the cash surrender value of our corporate-owned life insurance ($12 million).

Shareholders’ Equity Accounts
Our shareholders’ equity was $1.65 billion at year end 2010, compared to $1.36 billion at year end 2009. The increase in our shareholders’ equity was primarily due to higher net income, a decrease in dividend payments and recognition of current year stock-based compensation expense.
The value of our Employee Stock Benefit Trust (“ESBT”) decreased approximately $170 million in 2010 due primarily to the release of approximately 4.3 million common shares from the ESBT, resulting from the settlement of our employee benefit obligations ($163 million). These shares were included as “Treasury stock at cost” in the Consolidated Balance Sheet. The decrease was also attributable to the issuance of shares under our incentive plans and our defined contribution plan ($22 million), partially offset by an increase in the market value of shares held in the trust ($15 million).
Accumulated other comprehensive loss decreased by approximately $2 million during 2010 due primarily to the impact of foreign currency translation ($18 million) and lower net loss on derivative instruments designated as cash flow and firm commitment hedges ($2 million). These decreases were partially offset by the current year amortization of net pension transition obligations, prior service cost, and net actuarial losses in our pension and other postretirement plans ($18 million). Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation:

(In millions)	2010	2009	2008

Change in net sales	$27	$(269)	$168
Change in net income	(3)	(6)	8

In 2010, international operations generated approximately 68% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.
The effect of currency translation on sales in 2010 primarily reflected a positive impact from sales in the currencies of Australia, Brazil, Canada and South Korea, partially offset by a negative impact from sales denominated in euros.
Translation gains and losses for operations in hyperinflationary economies, if any, are included in net income in the period incurred. Operations are treated as being in a hyperinflationary economy based on the

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

cumulative inflation rate over the past three years. In 2010, 2009 and 2008, we had no operations in hyperinflationary economies.

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

Operational Working Capital Ratio
Working capital (deficit) (current assets minus current liabilities) as a percent of net sales increased in 2010 due to a decrease in short-term and the current portion of long-term debt, as well as an increase in net accounts receivable, net inventory, and current deferred tax assets, partially offset by an increase in accounts payable.
Operational working capital, as a percent of net sales, is a non-GAAP financial measure and is reconciled with working capital below. We use this non-GAAP financial measure as a tool to assess our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (that affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount and timing, and therefore, may increase the volatility of the working capital ratio from period to period. Additionally, the items excluded from this measure are not necessarily indicative of the underlying trends of our operations and are not significantly influenced by the day-to-day activities that are managed at the operating level. Refer to “Non-GAAP Financial Measures.” Our objective is to minimize our investment in operational working capital, as a percentage of sales, by reducing this ratio to maximize cash flow and return on investment.

Operational Working Capital:

(In millions)	2010	2009

(A) Working capital (deficit) (current assets minus current liabilities)	$120.1	$(134.5)
Reconciling items:
Cash and cash equivalents	(127.5)	(138.1)
Current deferred and refundable income taxes and other current assets	(308.4)	(199.2)
Short-term and current portion of long-term debt	381.0	535.6
Current deferred and payable income taxes and other current accrued liabilities	702.6	642.3

(B) Operational working capital	$767.8	$706.1

(C) Net sales	$6,512.7	$5,850.8 (1)

Working capital (deficit), as a percent of net sales (A) ÷ (C)	1.8%	(2.3)%

Operational working capital, as a percent of net sales (B) ÷ (C)	11.8%	12.1%

(1)	Adjusted for the estimated impact of the extra week in the first quarter of 2009

As a percent of net sales, operational working capital in 2010 decreased compared to 2009. The primary factors contributing to this change, which includes the impact of foreign currency translation, are discussed below.

Accounts Receivable Ratio
The average number of days sales outstanding was 57 days in 2010 compared to 59 days in 2009, calculated using a four-quarter average accounts receivable balance divided by the average daily sales for the year. The change from prior year in the average number of days sales outstanding primarily reflected improvement in collection efforts.

Inventory Ratio
Average inventory turnover was 8.6 in 2010 compared to 8.4 in 2009, calculated using the annual cost of sales divided by a four-quarter average inventory balance. The change from prior year in the average inventory turnover reflected a continued focus on improvements in inventory management.

Accounts Payable Ratio
The average number of days payable outstanding was 58 days in 2010 compared to 53 days in 2009, calculated using a four-quarter average accounts payable balance divided by the average daily cost of products sold for the year. The change from prior year in the average number of days payable outstanding was primarily due to the amount and timing of inventory purchases and timing of payments to vendors.

Net Debt to EBITDA Ratio

(Dollars in millions)	2010	2009	2008

Net income (loss)	$316.9	$(746.7)	$266.1
Reconciling items:
Interest expense	76.6	85.3	115.9
Provision for (benefit from) income taxes	34.4	(44.2)	4.5
Depreciation	172.9	187.6	204.6
Amortization	74.7	79.7	73.8

EBITDA	$675.5	$(438.3)	$664.9

Total debt	$1,337.2	$1,624.3	$2,209.8
Less cash and cash equivalents	(127.5)	(138.1)	(105.5)

Net debt	$1,209.7	$1,486.2	$2,104.3

Net debt to EBITDA ratio	1.8	n/m (1)	3.2

(1)	The net debt to EBITDA ratio was not meaningful for 2009 as EBITDA was negative. EBITDA in 2009 included $832 in charges related to the impairment of goodwill and indefinite-lived intangibles.

We believe that the net debt to EBITDA ratio is a meaningful measurement because investors view it as an indicator of our leverage position.
In 2010, the net debt to EBITDA ratio improved compared to 2009 primarily due to the impact of goodwill and indefinite-lived intangible asset impairment charges recorded in the prior year, repayment of debt, and an increase in operating income.

Financial Covenants
Our various loan agreements in effect at year end require that we maintain specified financial covenant ratios on total debt and interest expense in

22 Avery Dennison Corporation 2010 Annual Report

relation to certain measures of income. As of January 1, 2011, we were in compliance with these financial covenants. In January 2009, we amended the covenants included in the revolving credit agreement and term loan agreement to exclude certain restructuring charges and adjust covenant levels. The adjusted covenant levels changed quarterly and reverted back to the pre-amendment levels during 2010. The amendments also resulted in increased pricing levels for borrowings under both agreements through the end of their respective terms. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for further information.
The fair value of our long-term debt is estimated primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. At year end, the fair value of our total debt, including short-term borrowings, was $1.39 billion in 2010 and $1.60 billion in 2009. Fair value amounts were determined primarily based on Level 2 inputs, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies” to the Consolidated Financial Statements for further information.

Capital Resources
Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year end 2010, we had cash and cash equivalents of approximately $128 million held in accounts at third-party financial institutions.
Our $1 billion revolving credit facility, which supports our commercial paper programs in the U.S. and Europe, matures in 2012. Based upon our current outlook for our business and market conditions, we believe that this facility, in addition to the uncommitted bank lines of credit maintained in the countries in which we operate, will provide the liquidity to fund our operations during 2011.
We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt
Our total debt decreased by approximately $287 million in 2010 to $1.34 billion compared to $1.62 billion at year end 2009, reflecting a decrease in long-term borrowings, as well as a decrease in commercial paper borrowings. Refer to “Borrowings and Repayment of Debt” above for more information.
We have $1.2 million of debt maturities due in 2011.
We had standby letters of credit outstanding of $41.1 million and $52.5 million at the end of 2010 and 2009, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.
Our uncommitted lines of credit were approximately $407 million at year end 2010 and may be cancelled by the banks or us at any time.
Credit ratings are a significant factor in our ability to raise short-term and long-term financing. The credit ratings assigned to us also impact the interest rates paid and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings below our current levels would impact our ability to access the commercial paper markets. If our access to commercial paper markets is limited, our revolving credit facility and other credit facilities are available to meet our short-term funding requirements, if necessary. When determining a credit rating, the rating agencies place significant weight on our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team. We remain committed to retaining an investment grade rating.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements
Contractual Obligations at End of Year 2010:

	Payments Due by Period
(In millions)	Total	2011	2012	2013	2014	2015	Thereafter

Short-term lines of credit	$379.8	$379.8	$–	$–	$–	$–	$–
Long-term debt	949.2	.1	–	250.0	–	5.0	694.1
Long-term capital leases	8.2	1.1	2.3	2.0	1.6	.6	.6
Interest on long-term debt(1)	503.2	54.6	54.6	42.9	42.4	42.4	266.3
Operating leases	244.2	66.1	52.2	36.8	23.1	17.5	48.5
Pension and postretirement benefit payments (unfunded plans)	56.7	4.5	4.3	3.8	4.0	4.0	36.1

Total contractual obligations	$2,141.3	$506.2	$113.4	$335.5	$71.1	$69.5	$1,045.6

(1)	Interest on floating rate debt was estimated using the index rate in effect as of January 1, 2011.

We enter into operating leases primarily for office and warehouse space and equipment for electronic data processing and transportation. The table above includes minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more. The terms of our leases do not impose significant restrictions or unusual obligations, except for the commercial facility located in Mentor, Ohio, as noted below.
The table above does not include:

•	Purchase obligations or open purchase orders at year end. It is impracticable for us to either obtain such information or provide a reasonable estimate due to the decentralized nature of our purchasing systems. In addition, purchase orders are generally at fair value and are cancelable without penalty.
•	Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans — Benefits paid by our funded pension plans are paid through a trust or trust equivalent. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included in this table as we are not able to estimate required contributions to the trust or trust equivalent. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for expected contributions to our plans.

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

•	Unfunded termination indemnity benefits to certain employees outside of the U.S. — These benefits are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to performance under these types of arrangements.
•	Unrecognized tax benefit reserves of approximately $154 million, of which approximately $14 million may become payable during 2011. The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 11, “Taxes Based on Income,” to the Consolidated Financial Statements for further information on unrecognized tax benefits.
•	Obligations associated with the headquarters and research center for our roll materials division (the “Facility”), located in Mentor, Ohio — We completed the lease financing for the Facility, which consists generally of land, buildings, equipment and office furnishings, on September 9, 2005. We have leased the Facility under an operating lease arrangement, which contains a residual value guarantee of $33.4 million.

Legal Proceedings
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against us, UPM-Kymenne Corporation (“UPM”) and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendants attempted to limit competition among themselves through anticompetitive understandings. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for the City and County of San Francisco on March 30, 2004. On September 30, 2004, the Harman Press amended its complaint to add Bemis Company Inc.’s subsidiary Morgan Adhesives Company (“MACtac”) as a defendant. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005 in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. Without admitting liability, we agreed to pay plaintiffs $2 million to resolve all claims related to the purported state class actions in the states of Kansas, Nebraska, Tennessee and Vermont. Those settlements were approved by the Tennessee court on March 12, 2010 and the complaints in those state actions were dismissed with prejudice. We recorded $2 million in the third quarter of 2009 in respect of the settlement of those claims, and made that payment on December 28, 2009. Also, without admitting liability, we paid $2.5 million on July 15, 2010 to resolve all claims in the California action. On December 8, 2010, the California court granted final approval of the settlement and dismissed all claims against us with prejudice. In respect of settlement of this claim, we recorded $.7 million in the fourth quarter of 2009 and $.3 million and $1.5 million in the first and second quarters of 2010, respectively.
We and our subsidiaries are involved in various other lawsuits, claims, inquiries, and other regulatory and compliance matters, which are either routine to the nature of our business, or, based upon current information, if determined to be adverse for us, are not expected to have a material effect on our financial condition, results of operations and cash flows.

Environmental Matters
As of January 1, 2011, we have been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed. We are participating with other PRPs at such sites and anticipate that our share of cleanup costs will be determined pursuant to remediation agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.
We have accrued liabilities for these and certain other sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites and any sites that could be identified in the future for cleanup could be higher than the liabilities accrued.

The activity in 2010 and 2009 related to environmental liabilities was as follows:

(In millions)	2010	2009

Balance at beginning of year	$51.5	$54.6
Purchase price adjustments related to acquisitions	–	.9
Accruals	(1.2)	1.0
Payments	(4.0)	(5.0)

Balance at end of year	$46.3	$51.5

At year end 2010, approximately $9 million of the total balance was classified as short-term.
These estimates could change depending on various factors, such as modification of currently planned remedial actions, changes in remediation technologies, changes in site conditions, changes in the estimated time to complete remediation projects, changes in laws and regulations affecting remediation requirements and other factors.

Other
We participate in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by us. At year end 2010, we had guaranteed approximately $14 million.
At year end 2010, we guaranteed up to approximately $17 million of certain of our foreign subsidiaries’ credit granted by suppliers and $393 million of certain of our subsidiaries’ lines of credit with various financial institutions.
Refer to Note 1, “Summary of Significant Accounting Policies,” in the Consolidated Financial Statements for information regarding asset retirement obligations and product warranties.

24 Avery Dennison Corporation 2010 Annual Report

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

Revenue Recognition
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, delivery has occurred based on applicable sales terms, and collection is reasonably assured. Sales terms are generally free on board (f.o.b.) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer’s delivery site, because this is when title and risk of loss are transferred. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Actual product returns are charged against estimated sales return allowances.
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

Accounts Receivable Allowances
We are required to make judgments as to the collectability of accounts receivable based on established aging policy, historical experience and future expectations. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. We record these allowances based on estimates related to the following factors: (i) customer specific allowances; (ii) amounts based upon an aging schedule; and (iii) an estimated amount, based on our historical experience, for issues not yet identified. No single customer represented 10% or more of our net sales in, or trade accounts receivable at year end of, 2010 or 2009. However, during 2010, our ten largest customers by net sales represented 12% of our net sales. As of January 1, 2011, our ten largest customers by trade accounts receivable represented 13% of our trade accounts receivable. These customers were primarily concentrated in Office and Consumer Products segment. The financial position and operations of these customers are monitored on an ongoing basis.

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

Impairment of Long-lived Assets
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

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or decision to divest an individual business within a reporting unit.
We estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about sales, operating margins, growth rates and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.
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

Fair Value Measurements
We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.
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

Healthcare Cost Trend Rate
Our practice is to fund the cost of postretirement benefits on a cash basis. For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2011. This rate is expected to decrease to approximately 5% by 2018.

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

26 Avery Dennison Corporation 2010 Annual Report

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
Certain of the assumptions used above are based on management’s estimates. If factors change and require us to change our assumptions and estimates, our stock-based compensation expense could be significantly different in the future.
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

Restructuring and Severance Costs
We have severance pay plans that provide eligible employees with severance payments in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance pay using the severance benefit formula under the plans. Accordingly, we record provisions for such amounts and other related exit costs when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for severance and related costs are recognized when incurred.

Litigation and Environmental Matters
We are currently involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that obligations have been incurred and where a range of the cost of compliance or remediation can be estimated, the best estimate within the range — or, if the most likely amount cannot be determined, the low end of the range — is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued.
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

Asset Retirement Obligations
We recognize liabilities for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditioned upon a future event that may or may not be within our control. Our asset retirement obligations primarily relate to lease restoration costs.

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

Management’s Discussion and Analysis
of Results of Operations and Financial Condition (continued)

obligations and certain potential costs of compliance with environmental laws related to remediation and cleanup of acquired properties. We also utilize information obtained from management of the acquired businesses and our own historical experience from previous acquisitions.
We apply significant assumptions and estimates in determining certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names, as well as related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock option awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. As such, decreases to fair value of assets acquired and liabilities assumed (including cost estimates for certain obligations and liabilities) are recorded as an adjustment to goodwill indefinitely, whereas increases to estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

RECENT ACCOUNTING REQUIREMENTS

During 2010, we adopted certain accounting and financial disclosure requirements of the Financial Accounting Standards Board (“FASB”), none of which had a significant impact on our financial results of operations and financial position. Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for more information.

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
In the normal course of operations, we also face other risks that are either non-financial or non-quantifiable. Such risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk and litigation risk, which are not represented in the analyses that follow.

Foreign Exchange Value-At-Risk
We use a Value-At-Risk (“VAR”) model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. The VAR model estimates were made assuming normal market conditions. Firm commitments, accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were included in the model. Forecasted transactions, which certain of these instruments are intended to hedge, were excluded from the model.
In 2010, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was approximately $.8 million at year end 2010.
In 2009, the VAR was estimated using a variance-covariance methodology based on historical volatility for each currency. The volatility and correlation used in the calculation were based on two-year historical data obtained from one of our domestic banks. The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was approximately $1 million at year end 2009.
In both 2010 and 2009, a 95% confidence level was used for a one-day time horizon.
The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that could be incurred by us, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity
An assumed 19 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1 million effect on our 2010 earnings.
An assumed 25 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $3 million effect on our 2009 earnings.

28 Avery Dennison Corporation 2010 Annual Report

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	2010	2009

Assets
Current assets:
Cash and cash equivalents	$127.5	$138.1
Trade accounts receivable, less allowances of $51.4 and $56.2 at end of year 2010 and 2009, respectively	996.1	918.6
Inventories, net	519.9	477.3
Current deferred and refundable income taxes	144.7	103.5
Other current assets	163.7	95.7

Total current assets	1,951.9	1,733.2
Property, plant and equipment, net	1,262.9	1,354.7
Goodwill	940.8	950.8
Other intangibles resulting from business acquisitions, net	228.9	262.2
Non-current deferred and refundable income taxes	266.0	236.6
Other assets	448.9	465.3

	$5,099.4	$5,002.8

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$381.0	$535.6
Accounts payable	748.2	689.8
Accrued payroll and employee benefits	259.7	216.0
Accrued trade rebates	126.0	115.1
Current deferred and payable income taxes	53.2	40.8
Other accrued liabilities	263.7	270.4

Total current liabilities	1,831.8	1,867.7
Long-term debt	956.2	1,088.7
Long-term retirement benefits and other liabilities	541.1	556.0
Non-current deferred and payable income taxes	124.6	127.8
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value, authorized — 400,000,000 shares at end of year 2010 and 2009; issued — 124,126,624 shares at end of year 2010 and 2009; outstanding — 105,391,940 shares and 105,298,317 shares at end of year 2010 and 2009, respectively	124.1	124.1
Capital in excess of par value	768.0	722.9
Retained earnings	1,727.9	1,499.7
Employee stock benefit trust, 1,784,741 shares and 6,744,845 shares at end of year 2010 and 2009, respectively	(73.2)	(243.1)
Treasury stock at cost, 16,934,943 shares and 12,068,462 shares at end of year 2010 and 2009, respectively	(758.2)	(595.8)
Accumulated other comprehensive loss	(142.9)	(145.2)

Total shareholders’ equity	1,645.7	1,362.6

	$5,099.4	$5,002.8

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	2010	2009	2008

Net sales	$6,512.7	$5,952.7	$6,710.4
Cost of products sold	4,686.7	4,366.2	4,983.4

Gross profit	1,826.0	1,586.5	1,727.0
Marketing, general and administrative expense	1,370.4	1,268.8	1,304.3
Goodwill and indefinite-lived intangible asset impairment charges	–	832.0	–
Interest expense	76.6	85.3	115.9
Other expense, net	27.7	191.3	36.2

Income (loss) before taxes	351.3	(790.9)	270.6
Provision for (benefit from) income taxes	34.4	(44.2)	4.5

Net income (loss)	$316.9	$(746.7)	$266.1

Per share amounts:
Net income (loss) per common share	$3.00	$(7.21)	$2.70

Net income (loss) per common share, assuming dilution	$2.97	$(7.21)	$2.70

Dividends	$.80	$1.22	$1.64

Average shares outstanding:
Common shares	105.8	103.6	98.4
Common shares, assuming dilution	106.8	103.6	98.7

See Notes to Consolidated Financial Statements

30 Avery Dennison Corporation 2010 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Cost of	Employee		Accumulated
	Common	Capital in		unallocated	stock		other
	stock, $1	excess of	Retained	ESOP	benefit	Treasury	comprehensive
(Dollars in millions, except per share amounts)	par value	par value	earnings	shares	trust	stock	income (loss)	Total

Fiscal year ended 2007	$124.1	$781.1	$2,290.2	$(3.8)	$(428.8)	$(858.2)	$84.8	$1,989.4
Comprehensive income:
Net income			266.1					266.1
Other comprehensive income (loss):
Foreign currency translation adjustment							(177.3)	(177.3)
Effective portion of gains or losses on cash flow hedges, net of tax of $(.6)							1.0	1.0
Net actuarial loss, prior service cost and net transition asset, net of tax of $(103.5)							(191.0)	(191.0)

Other comprehensive loss							(367.3)	(367.3)

Total comprehensive loss								(101.2)
Repurchase of 195,221 shares for treasury, net of shares issued						(9.5)		(9.5)
Stock issued under option plans, including $13.4 of tax and dividends paid on stock held in stock trust		36.2			7.5			43.7
Dividends: $1.64 per share			(175.0)					(175.0)
ESOP transactions, net				2.6				2.6
Employee stock benefit trust market value adjustment		(174.4)			174.4			–

Fiscal year ended 2008	124.1	642.9	2,381.3	(1.2)	(246.9)	(867.7)	(282.5)	1,750.0
Comprehensive income:
Net loss			(746.7)					(746.7)
Other comprehensive income (loss):
Foreign currency translation adjustment							103.4	103.4
Effective portion of gains or losses on cash flow hedges, net of tax of $2.9							4.8	4.8
Net actuarial loss, prior service cost and net transition asset, net of tax of $6.2							29.1	29.1

Other comprehensive income							137.3	137.3

Total comprehensive loss								(609.4)
Issuance of 6,459,088 shares for treasury in conjunction with HiMEDS conversion		16.0				296.9		312.9
Employee stock benefit trust transfer of 686,500 shares to treasury					25.0	(25.0)		–
Stock issued under option plans, including $8.2 of tax and dividends paid on stock held in stock trust		28.1			14.7			42.8
Dividends: $1.22 per share			(134.9)					(134.9)
ESOP transactions, net				1.2				1.2
Employee stock benefit trust market value adjustment		35.9			(35.9)			–

Fiscal year ended 2009	124.1	722.9	1,499.7	–	(243.1)	(595.8)	(145.2)	1,362.6
Comprehensive income:
Net income			316.9					316.9
Other comprehensive income:
Foreign currency translation adjustment							18.1	18.1
Effective portion of gains or losses on cash flow hedges, net of tax of $1.2							2.0	2.0
Net actuarial loss, prior service cost and net transition asset, net of tax of $(3.3)							(17.8)	(17.8)

Other comprehensive income							2.3	2.3

Total comprehensive income								319.2
Issuance of 2,133,656 shares for treasury in conjunction with HiMEDS remarketing						109.3		109.3
Repurchase of 2,683,243 shares for treasury						(108.7)		(108.7)
Employee stock benefit transfer of 4,316,894 shares to treasury					163.0	(163.0)		–
Stock issued under stock option plans, including $4.4 of tax and dividends paid on stock held in stock trust		29.8			22.2			52.0
Dividends: $.80 per share			(88.7)					(88.7)
Employee stock benefit trust market value adjustment		15.3			(15.3)			–

Fiscal year ended 2010	$124.1	$768.0	$1,727.9	$–	$(73.2)	$(758.2)	$(142.9)	$1,645.7

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	2010	2009	2008

Operating Activities
Net income (loss)	$316.9	$(746.7)	$266.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	172.9	187.6	204.6
Amortization	74.7	79.7	73.8
Provision for doubtful accounts	16.3	19.3	17.7
Goodwill and indefinite-lived intangible asset impairment charges	–	832.0	–
Asset impairment and net loss on sale and disposal of assets of $2.8, $9.4, and $6.5 in 2010, 2009, and 2008, respectively	5.1	48.0	16.8
Loss from debt extinguishments	4.0	21.2	–
Stock-based compensation	35.2	25.8	29.0
Other non-cash expense and loss	43.6	22.0	11.3
Other non-cash income and gain	(.5)	(8.7)	(12.4)
Changes in assets and liabilities and other adjustments, net of the effect of business acquisitions:
Trade accounts receivable	(87.6)	95.7	57.7
Inventories	(35.6)	133.3	16.5
Other current assets	(39.8)	40.6	(30.0)
Accounts payable	76.5	(14.5)	3.4
Accrued liabilities	30.0	(37.9)	(19.2)
Taxes on income	(12.0)	.3	34.3
Deferred taxes	(48.2)	(91.0)	(114.2)
Other assets	(12.2)	2.3	20.8
Long-term retirement benefits and other liabilities	(52.6)	(40.0)	(36.5)

Net cash provided by operating activities	486.7	569.0	539.7

Investing Activities
Purchase of property, plant and equipment, net	(83.5)	(69.7)	(118.4)
Purchase of software and other deferred charges	(25.1)	(30.6)	(63.1)
Payments for acquisitions	–	–	(131.2)
Proceeds from sale (purchase) of investments, net	.8	(.5)	17.2
Other	–	(5.0)	2.0

Net cash used in investing activities	(107.8)	(105.8)	(293.5)

Financing Activities
Net decrease in borrowings (maturities of 90 days or less)	(98.4)	(192.3)	(390.1)
Additional borrowings (maturities longer than 90 days)	249.8	–	400.1
Payments of debt (maturities longer than 90 days)	(341.2)	(108.3)	(50.7)
Dividends paid	(88.7)	(134.9)	(175.0)
Purchase of treasury stock	(108.7)	–	(9.8)
Proceeds from exercise of stock options, net	2.5	.6	2.7
Other	(6.8)	2.2	14.3

Net cash used in financing activities	(391.5)	(432.7)	(208.5)

Effect of foreign currency translation on cash balances	2.0	2.1	(3.7)

(Decrease) increase in cash and cash equivalents	(10.6)	32.6	34.0
Cash and cash equivalents, beginning of year	138.1	105.5	71.5

Cash and cash equivalents, end of year	$127.5	$138.1	$105.5

See Notes to Consolidated Financial Statements

32 Avery Dennison Corporation 2010 Annual Report

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Avery Dennison Corporation (the “Company”) is an industry leader that develops innovative identification and decorative solutions for businesses and consumers worldwide. The Company’s products include pressure-sensitive labeling technology and materials; graphics imaging media; retail branding and information solutions; radio-frequency identification (“RFID”) inlays and tags; organization and identification products for offices and consumers; specialty tapes; and a variety of specialized labels for automotive, industrial and durable goods applications.

Principles of Consolidation
The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation. Investments representing less than 20% ownership are accounted for using the cost method of accounting.

Financial Presentation
Certain prior year amounts have been reclassified to conform to the current year presentation.

Segment Reporting
The Company has determined that it has three reportable segments for financial reporting purposes:

o	Pressure-sensitive Materials — manufactures and sells pressure-sensitive labeling technology and materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and extruded films
o	Retail Information Services — designs, manufactures and sells a wide variety of branding and information products and services, including brand and price tickets, tags and labels, and related services, supplies and equipment
o	Office and Consumer Products — manufactures and sells a variety of office and consumer products, including labels, binders, dividers, sheet protectors, and writing instruments

Certain operating segments are aggregated or combined based on materiality, quantitative factors, and similar qualitative economic characteristics, including primary products, production processes, customers, and distribution methods. Operating segments that do not exceed the quantitative thresholds or are not considered for aggregation are reported in a category entitled “other specialty converting businesses,” which is comprised of several businesses that produce specialty tapes and highly engineered labels, including RFID inlays and labels and other converted products.
In 2010, the Pressure-sensitive Materials segment contributed approximately 56% of the Company’s total sales, while the Retail Information Services and Office and Consumer Products segments contributed approximately 23% and 13%, respectively, of the Company’s total sales. The other specialty converting businesses contributed the remaining 8% of the Company’s total sales. Of the Company’s total sales in 2010, international and domestic operations generated approximately 68% and 32%, respectively. Refer to Note 12, “Segment Information,” for further information.

Fiscal Year
Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. The Company’s 2010 and 2008 fiscal years consisted of 52-week periods ending January 1, 2011 and December 27, 2008, respectively. The Company’s 2009 fiscal year consisted of a 53-week period ending January 2, 2010, with the extra week reflected in the first quarter.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying value of these assets approximates fair value due to the short maturity of the instruments. Cash paid for interest and income taxes was as follows:

(In millions)	2010	2009	2008

Interest, net of capitalized amounts	$69.7	$78.3	$114.6
Income taxes, net of refunds	94.5	47.5	77.0

In 2010, 2009, and 2008, non-cash activities included accruals for capital expenditures of approximately $12 million, $8 million, and $5 million, respectively, due to the timing of payments. In 2010, the Company released approximately 4.3 million common shares, totaling $163 million, from the Company’s Employee Stock Benefit Trust (“ESBT”), resulting from the settlement of the Company’s employee benefit obligations. These shares were included as “Treasury Stock at Cost” in the Consolidated Balance Sheets.

Accounts Receivable
The Company records trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. The Company records these allowances based on estimates related to the following factors:

o	Customer-specific allowances
o	Amounts based upon an aging schedule
o	An estimated amount, based on the Company’s historical experience

No single customer represented 10% or more of the Company’s net sales in, or trade accounts receivable at year end of, 2010 or 2009. However, during 2010, the ten largest customers by net sales represented 12% of the Company’s net sales. As of January 1, 2011, the ten largest customers by trade accounts receivable represented 13% of the Company’s trade accounts receivable. These customers were primarily concentrated in the Office and Consumer Products segment. The Company does not generally require its customers to provide collateral.

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

Inventories at end of year were as follows:

(In millions)	2010	2009

Raw materials	$243.3	$217.9
Work-in-progress	130.5	119.6
Finished goods	205.3	205.2

Inventories at lower of cost or market (approximates replacement cost)	579.1	542.7
Inventory reserves	(59.2)	(65.4)

Inventories, net	$519.9	$477.3

Property, Plant and Equipment
Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2010	2009

Land	$65.1	$68.4
Buildings and improvements	738.1	764.1
Machinery and equipment	2,325.7	2,334.8
Construction-in-progress	57.3	40.6

Property, plant and equipment	3,186.2	3,207.9
Accumulated depreciation	(1,923.3)	(1,853.2)

Property, plant and equipment, net	$1,262.9	$1,354.7

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from two to forty-five years for buildings and improvements and two to fifteen years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income. There were no significant capital lease assets at year end 2010 and 2009.

Software
The Company capitalizes internal and external software costs that are incurred during the application development stage of the software development, including costs incurred for the design, coding, installation to hardware, testing, and upgrades and enhancements that provide additional functionalities and capabilities to the software and hardware of the chosen path. Internal and external software costs during the preliminary project stage are expensed, as are those costs during the post-implementation and/or operation stage, including internal and external training costs and maintenance costs.
Capitalized software, which is included in “Other assets” in the Consolidated Balance Sheet, is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to ten years. Capitalized software costs were as follows:

(In millions)	2010	2009

Cost	$381.7	$364.0
Accumulated amortization	(238.7)	(214.1)

	$143.0	$149.9

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
The Company estimates the fair value of its reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires the Company to make various assumptions about sales, operating margins, growth rates and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based

34 Avery Dennison Corporation 2010 Annual Report

on the Company’s forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.
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
Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency) decreased net income by $5.8 million and $2.8 million in 2010 and 2009, respectively, and increased net income by $16.1 million in 2008. In 2008, transactions in foreign currencies included a foreign currency net gain related to certain intercompany transactions of approximately $9 million. These amounts exclude the effects from translation of foreign currencies on the Company’s financial statements.
The Company had no operations in hyperinflationary economies in fiscal years 2010, 2009, and 2008.

Financial Instruments
The Company enters into certain foreign exchange hedge contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the U.S. The Company enters into certain interest rate contracts to help manage its exposure to interest rate fluctuations. The Company also enters into certain natural gas and other commodity futures contracts to hedge price fluctuations for a portion of its anticipated domestic purchases. The maximum length of time for which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is generally 12 to 24 months.
On the date the Company enters into a derivative contract, it determines whether the derivative will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheets at fair value, with changes in the fair value recognized in earnings. Those derivatives designated as hedges are classified as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge); or (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge). The Company generally does not purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.
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
In the Statements of Cash Flows, hedge transactions are classified in the same category as the item hedged, primarily in operating activities.
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

Revenue Recognition
Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, delivery has occurred based on applicable sales terms, and collection is reasonably assured. Sales terms are generally free on board (f.o.b.) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which the Company operates, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer’s delivery site, because this is when title and risk of loss are

Notes to Consolidated Financial Statements (continued)

transferred. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Actual product returns are charged against estimated sales return allowances.
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

Advertising Costs
Advertising costs included in “Marketing, general and administrative expense” were approximately $39 million in 2010, $24 million in 2009, and $23 million in 2008. The Company’s policy is to expense advertising costs as incurred.

Research and Development
Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense was $95.6 million in 2010, $90.7 million in 2009, and $94 million in 2008.

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

Product Warranty
The Company provides for an estimate of costs that may be incurred under its basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect the Company’s warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units, cost per claim to satisfy the Company’s warranty obligation and availability of insurance coverage. Because these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company’s liability associated with product warranty was $1.7 million and $2 million at year end 2010 and 2009, respectively.

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

Asset Retirement Obligations
The Company recognizes a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within the control of the Company. The Company’s asset retirement obligations primarily relate to lease restoration costs. The Company’s estimated liability associated with asset retirement obligations was $8 million and $7.9 million at year end 2010 and 2009, respectively.

Restructuring and Severance Costs
The Company has severance pay plans that provide eligible employees with severance payments in the event of an involuntary termination due to qualifying cost reduction actions. Severance pay is calculated by using a severance benefit formula under the plans. Accordingly, the provisions for such amounts and other related exit costs are recorded when they are

36 Avery Dennison Corporation 2010 Annual Report

probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for severance and related costs are recognized when incurred. See also Note 10, “Cost Reduction Actions.”

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
The Company does not believe there is a reasonable likelihood that there will be a material change in the tax related balances or valuation allowance balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate.
See also Note 11, “Taxes Based on Income.”

Net Income (Loss) Per Share
Net income (loss) per common share amounts were computed as follows:

(In millions, except per share amounts)		2010	2009	2008

(A)	Net income (loss) available to common shareholders	$316.9	$(746.7)	$266.1

(B)	Weighted-average number of common shares outstanding	105.8	103.6	98.4
	Dilutive shares (additional common shares issuable under employee stock-based awards)	1.0	–	.3

(C)	Weighted-average number of common shares outstanding, assuming dilution	106.8	103.6	98.7

Net income (loss) per common share (A) ÷ (B)		$3.00	$(7.21)	$2.70

Net income (loss) per common share, assuming dilution (A) ÷ (C)		$2.97	$(7.21)	$2.70

Certain employee stock-based awards were not included in the computation of net income (loss) per common share, assuming dilution, because they would not have had a dilutive effect. Employee stock-based awards excluded from the computation totaled approximately 9 million shares and 10 million shares in 2010 and 2008, respectively.
In 2009, the effect of normally dilutive securities (for example, stock-based awards) was not dilutive because the Company generated a net operating loss. Employee stock-based awards excluded from the computation totaled approximately 11 million shares in 2009.
As further discussed under “Recent Accounting Requirements” below, effective at the beginning of 2009, the Company adopted additional guidance from the Financial Accounting Standards Board (“FASB”) regarding the calculation of earnings per share. This did not have a material impact on net income (loss) per share.

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

Notes to Consolidated Financial Statements (continued)

The components of accumulated other comprehensive loss (net of tax, with the exception of the foreign currency translation adjustment) were as follows:

(In millions)	2010	2009

Foreign currency translation adjustment	$187.3	$169.2
Net actuarial loss, prior service cost and net transition assets, less amortization, net of tax benefits of $152.7 and $149.4 at year end 2010 and 2009, respectively	(321.2)	(303.4)
Net loss on derivative instruments designated as cash flow and firm commitment hedges, net of tax benefits of $5.4 and $6.6 at year end 2010 and 2009, respectively	(9.0)	(11.0)

Accumulated other comprehensive loss	$(142.9)	$(145.2)

Cash flow and firm commitment hedging instrument activities in other comprehensive loss, net of tax, were as follows:

(In millions)	2010	2009

Beginning accumulated derivative loss	$(11.0)	$(15.8)
Net loss reclassified to earnings	12.3	15.2
Net change in the revaluation of hedging transactions	(10.3)	(10.4)

Ending accumulated derivative loss	$(9.0)	$(11.0)

Business Combinations
The Company records the assets acquired and liabilities assumed from acquired businesses at fair value, and the Company makes estimates and assumptions to determine such fair values.
The Company utilizes a variety of assumptions and estimates that are believed to be reasonable in determining fair value for assets acquired and liabilities assumed. These assumptions and estimates include estimated discounted cash flow analysis, growth rates, discount rates, current replacement cost for similar capacity for certain assets, market rate assumptions for certain obligations and certain potential costs of compliance with environmental laws related to remediation and cleanup of acquired properties. The Company also utilizes information obtained from management of the acquired businesses and its historical experience from previous acquisitions.
The Company applies significant assumptions and estimates in determining certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names, as well as related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock option awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. As such, decreases to fair value of assets acquired and liabilities assumed (including cost estimates for certain obligations and liabilities) are recorded as an adjustment to goodwill indefinitely, whereas increases to the estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

Recent Accounting Requirements
In December 2010, the FASB issued an amendment to the accounting standards related to goodwill which (1) modifies step one of the goodwill impairment test by requiring entities with reporting units that have a zero or negative carrying value to assess whether it is more likely than not that a goodwill impairment exists, and (2) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step one of the goodwill impairment test. Under the requirements of the amended standards, if the entity concludes that it is more likely than not that a goodwill impairment exists, an entity must perform step two of the goodwill impairment test. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment exists. This amendment will be effective for fiscal years beginning after December 15, 2010. The Company does not expect this amendment to have a material impact on the Company’s financial results of operations and financial condition.
In January 2010, the FASB updated the accounting guidance regarding fair value measurement disclosure. This guidance requires companies to disclose the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers and for any transfers in or out of Level 3 of the fair value hierarchy. In addition, the guidance clarifies certain existing disclosure requirements. This updated guidance was effective at the beginning of 2010 and did not have a material impact on the Company’s disclosures.
In June 2009, the FASB issued changes to consolidation accounting. Among other items, these changes respond to concerns about the application of certain key provisions of previous accounting standards, including those regarding the transparency of the involvement with variable interest entities. The Company adopted these changes at the beginning of 2010. These changes did not have a material impact on the Company’s financial condition, results of operations, cash flows, or disclosures.
In June 2009, the FASB established the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative non-governmental U.S. GAAP. The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification changed the manner in which U.S. GAAP guidance is referenced, but did not have any impact on the Company’s financial condition, results of operations, cash flows, or disclosures.
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
In April 2009, the FASB issued changes to disclosure requirements regarding fair value of financial instruments, which require disclosure about fair value of financial instruments, whether recognized or not recognized in the statements of financial position, in interim financial information. These changes also require fair value information to be presented together with the related carrying amount and disclosure regarding the methods and significant assumptions used to estimate fair value. These changes were effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company has included the required disclosures in Note 4, “Debt.”

38 Avery Dennison Corporation 2010 Annual Report

The FASB issued in December 2007, and amended in April 2009, a revised accounting standard for business combinations. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. In general, this standard requires the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date as the fair value measurement point; and modifies the disclosure requirements. This standard applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of this standard has not had a material impact on the Company’s financial results of operations and financial condition as there have been no acquisitions since the effective date.
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
In August 2008, the FASB issued additional accounting guidance regarding defensive intangible assets. This guidance clarifies that a defensive intangible asset should be accounted for as a separate unit of accounting. This applies to all intangible assets acquired, including intangible assets acquired in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (defensive assets). This guidance was effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on December 15, 2008. The adoption of this guidance did not have an impact on the Company’s financial results of operations and financial condition as there have been no acquisitions since the effective date.
In June 2008, the FASB issued additional accounting guidance regarding the effect of share-based payments transactions on the computation of earnings per share. This guidance clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and required retrospective application. The adoption of this guidance did not have a material impact on the Company’s financial results of operations and financial condition as the Company does not have participating securities.
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
In March 2008, the FASB issued changes to disclosure requirements regarding derivative instruments and hedging activities. These changes were intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. These disclosure requirements apply to all derivative instruments as well as related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. Entities with such instruments must provide more robust qualitative disclosures and expanded quantitative disclosures. These changes were effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company has included the required disclosures in Note 5, “Financial Instruments.”
In December 2007, the FASB issued a new accounting standard on non-controlling interests. This standard was effective for fiscal years and interim periods beginning on or after December 15, 2008, with earlier adoption prohibited. This standard requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the statements of operations. This standard also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this standard did not have a material impact on the Company’s financial results of operations and financial condition.
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

Transactions with Related Persons
From time to time, the Company enters into transactions in the normal course of business with related persons. Management believes that such transactions are on terms that would have been obtained from unaffiliated third persons.
One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and majority stockholder in various entities (collectively referred to as the “Mullin Companies”), which previously provided executive compensation, benefit consulting and insurance agency services. In October 2008, the above described operations of the Mullin

Notes to Consolidated Financial Statements (continued)

Companies were sold to a subsidiary of Prudential Financial, Inc. (“Prudential”). During 2010, the Company paid premiums to insurance carriers for life insurance originally placed by the Mullin Companies in connection with various Company employee benefit plans (however, the interests of the Mullin Companies in this insurance were sold to Prudential in October 2008). Prudential has advised the Company that it earned commissions from such insurance carriers in an aggregate amount of approximately $.4 million, $.4 million, and $.6 million in 2010, 2009, and 2008, respectively, for the placement and renewal of this insurance, in which Mr. Mullin had an interest of approximately $.09 million, $.09 million, and $.3 million in 2010, 2009, and 2008, respectively. Mr. Mullin’s interest in the 2010 and 2009 commissions was determined in accordance with the terms of a commission sharing agreement entered into between Mr. Mullin and Prudential at the time of the sale.
The Mullin Companies own a minority interest in M Financial Holdings, Inc. (“MFH”). Substantially all of the life insurance policies, which the Company originally placed through the Mullin Companies, are issued by insurance carriers that participate in reinsurance agreements entered into between these insurance carriers and M Life Insurance Company (“M Life”), a wholly-owned subsidiary of MFH. Reinsurance returns earned by M Life are determined annually by the insurance carriers and can be negative or positive, depending upon the results of M Life’s aggregate reinsurance pool, which consists of the insured lives reinsured by M Life. The Mullin Companies have advised that in 2010, 2009 and 2008 they participated in net reinsurance gains (without risk of forfeiture) of M Life, of which approximately $.2 million, none and $.2 million, respectively, of such gains were ascribed by M Life to the Company’s life insurance policies referred to above, and in which gains Mr. Mullin had an interest of approximately $.1 million, none and $.1 million, respectively. In addition, the Mullin Companies have advised that in 2010, 2009 and 2008, they also participated in net reinsurance gains of M Life that are subject to risk of forfeiture, of which approximately $.03 million, none and $.05 million, respectively, of such gains were ascribed by M Life to the Company’s life insurance policies, and in which gains Mr. Mullin had an interest of approximately $.02 million, none and $.04 million, respectively.

NOTE 2. ACQUISITIONS

On April 1, 2008, the Company acquired DM Label Group (“DM Label”). DM Label operations are included in the Company’s Retail Information Services segment.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Results from the Company’s annual impairment test in the fourth quarter of 2010 indicated that no impairment had occurred in 2010.
In connection with the preparation of its first quarter 2009 financial statements, the Company determined that there was a need to initiate an interim impairment test of goodwill and indefinite-lived intangible assets (“goodwill impairment”). The factors considered included both a sustained decline in the Company’s stock price and a decline in the Company’s 2009 revenue projections for the retail information services reporting unit, following lower than expected revenues in March 2009, which continued in April 2009. The peak season for the retail information services reporting unit has traditionally been March through the end of the second quarter.
The Company’s interim impairment analysis indicated that the fair value of each of the Company’s reporting units exceeded its carrying value, except for the Company’s retail information services reporting unit, which had a fair value less than its carrying value. In evaluating the fair value of the retail information services reporting unit, the Company assumed further declines in revenue for 2009 from 2008, reflecting continued and further weakness in the retail apparel market. The Company then assumed that revenues by 2012 would increase to levels comparable with 2007 (including estimated sales for Paxar Corporation (“Paxar”), a business acquired in 2007, and DM Label, adjusted for foreign currency translation). The Company also assumed a discount rate of 14.5% reflecting the increased uncertainty of global economic conditions in the first three months of 2009.
In the first quarter of 2009, the Company recorded non-cash impairment charges of $832 million for the retail information services reporting unit, of which $820 million was related to goodwill and $12 million was related to indefinite-lived intangible assets. The Company completed its interim goodwill impairment test in the second quarter of 2009, with no additional impairment charge recorded thereafter. Results from the Company’s annual impairment test in the fourth quarter of 2009 indicated that no further impairment had occurred.
The primary factors contributing to the $832 million of non-cash impairment charges relative to the Company’s goodwill impairment test in the fourth quarter of 2008 were the assumed increase in the discount rate, the reduced assumptions for revenue growth through 2013, and the associated cash flow impact from these reduced projections. The change in these factors reflected worsening economic projections and market conditions.

40 Avery Dennison Corporation 2010 Annual Report

Goodwill
Changes in the net carrying amount of goodwill from operations for 2010 and 2009, by reportable segment, were as follows:

				Other
	Pressure-	Retail	Office and	specialty
	sensitive	Information	Consumer	converting
(In millions)	Materials	Services	Products	businesses	Total

Balance as of December 27, 2008	$334.4	$1,211.6	$167.2	$3.5	$1,716.7
Acquisition adjustments(1)	–	30.9	–	–	30.9
Goodwill impairment charges(2)	–	(820.0)	–	–	(820.0)
Translation adjustments	17.0	.3	5.8	.1	23.2

Balance as of January 2, 2010	351.4	422.8	173.0	3.6	950.8

Goodwill	351.4	1,242.8	173.0	3.6	1,770.8
Accumulated impairment losses	–	(820.0)	–	–	(820.0)

Balance as of January 2, 2010	351.4	422.8	173.0	3.6	950.8
Acquisitions	–	.7	–	–	.7
Translation adjustments	(5.4)	(.3)	(4.9)	(.1)	(10.7)

Balance as of January 1, 2011	346.0	423.2	168.1	3.5	940.8

Goodwill	346.0	1,243.2	168.1	3.5	1,760.8
Accumulated impairment losses	–	(820.0)	–	–	(820.0)

Balance as of January 1, 2011	$346.0	$423.2	$168.1	$3.5	$940.8

(1)	Acquisition adjustments in 2009 consisted of opening balance sheet adjustments associated with the DM Label acquisition in April 2008 of $32.6 and other acquisition adjustments of $(1.7).

(2)	As part of the interim goodwill impairment test completed in the second quarter of 2009, the Company recorded a non-cash impairment charge of $820 for the retail information services reporting unit in the first quarter of 2009, with no additional impairment charge recorded thereafter.

Indefinite-Lived Intangible Assets
In connection with the acquisition of Paxar, the Company acquired approximately $30 million of indefinite-lived intangible assets, consisting of certain trade names and trademarks, which are not subject to amortization because they have an indefinite useful life. In the first quarter of 2009, the Company recorded a non-cash impairment charge of $12 million related to these indefinite-lived intangible assets, with no additional impairment charge recorded thereafter. At January 1, 2011, the carrying value of these indefinite-lived intangible assets was $18 million. At January 2, 2010, the carrying value of these indefinite-lived intangible assets was $17.9 million, which included $.1 million of negative currency impact.

Finite-Lived Intangible Assets
The following table sets forth the Company’s finite-lived intangible assets resulting from business acquisitions at January 1, 2011 and January 2, 2010, which continue to be amortized:

		2010			2009

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Customer relationships	$291.9	$119.2	$172.7	$295.0	$94.8	$200.2
Patents and other acquired technology	53.6	28.1	25.5	53.6	23.5	30.1
Trade names and trademarks	44.8	38.0	6.8	47.0	39.8	7.2
Other intangibles	14.4	8.5	5.9	13.9	7.1	6.8

Total	$404.7	$193.8	$210.9	$409.5	$165.2	$244.3

Amortization expense on finite-lived intangible assets resulting from business acquisitions was $32.9 million for 2010, $33.5 million for 2009, and $32.8 million for 2008. The estimated amortization expense for finite-lived intangible assets resulting from completed business acquisitions for each of the next five fiscal years is expected to be approximately $33 million in 2011, $33 million in 2012, $31 million in 2013, $28 million in 2014, and $24 million in 2015.

Notes to Consolidated Financial Statements (continued)

As of January 1, 2011, the weighted-average amortization periods from the date of acquisition and weighted-average remaining useful lives of finite-lived intangible assets were as follows:

	Weighted-average
	amortization periods	Weighted-average
	from the date of	remaining
(In years)	acquisition	useful life

Customer relationships	13	8
Patents and other acquired technology	13	6
Trade names and trademarks	12	5
Other intangibles	7	3

NOTE 4. DEBT

Short-term variable rate domestic borrowings from commercial paper issuances were approximately $298 million (weighted-average interest rate of .4%) at January 1, 2011 and approximately $415 million (weighted-average interest rate of .2%) at January 2, 2010.
The Company had $81.8 million (weighted-average interest rate of 10.6%) and $60.1 million (weighted-average interest rate of 12.8%) of borrowings outstanding under foreign short-term lines of credit at January 1, 2011 and January 2, 2010, respectively.
Uncommitted lines of credit were approximately $407 million at January 1, 2011 and may be cancelled at any time by the Company or the banks.
Available short-term financing arrangements totaled $1.03 billion at January 1, 2011.
Commitment fees related to the Company’s committed lines of credit in 2010, 2009, and 2008 were $2.6 million, $2.3 million, and $.8 million, respectively.

Long-term debt and its respective weighted-average interest rates at January 1, 2011 consisted of the following:

(In millions)	2010	2009

Medium-term notes:
Series 1995 at 7.5% — due 2015 through 2025	$50.0	$50.0
Long-term notes:
Bank term loan	–	340.0
Senior notes due 2013 at 4.8%	250.0	250.0
Senior notes due 2017 at 6.6%	249.2	249.0
HiMEDS Senior notes	–	109.4
Senior notes due 2020 at 5.4%	249.8	–
Senior notes due 2033 at 6.0%	150.0	150.0
Other long-term borrowings	8.4	.8
Less amount classified as current	(1.2)	(60.5)

Total long-term debt	$956.2	$1,088.7

The Company’s medium-term notes have maturities from 2015 through 2025 and accrue interest at various fixed rates.
Maturities of long-term debt during the years 2011 through 2015 are $1.2 million (classified as current), $2.3 million, $252 million, $1.6 million and $5.6 million, respectively, with $694.7 million maturing in 2016 and thereafter.
In March 2009, the Company completed an exchange of approximately 6.6 million units (or 75.15%) of its HiMEDS units. The Company issued approximately 6.5 million shares of its common stock and paid approximately $43 million in cash for the exchanged HiMEDS units with a carrying value of approximately $331 million. As a result of this exchange, the Company recorded a debt extinguishment loss of approximately $21 million (included in “Other expense, net” in the Consolidated Statements of Operations) in the first quarter of 2009, which included a write-off of $9.6 million related to unamortized debt issuance costs. In November 2010, the Company completed the remarketing of its remaining HiMEDS senior notes in accordance with the original terms of the HiMEDS units by purchasing approximately $109 million of these senior notes. In aggregate, this remarketing resulted in the extinguishment of approximately $109 million of senior notes and the issuance of approximately 2.1 million shares of the Company’s common stock. As a result of this remarketing, the Company recorded a debt extinguishment loss of $2.8 million (included in “Other expense, net” in the Consolidated Statements of Operations), which consisted of a write-off related to unamortized debt issuance costs.
In January 2009, the Company entered into an amendment to a credit agreement for a $1 billion revolving credit facility (the “Revolver”) with certain domestic and foreign banks, maturing August 10, 2012. The amendment increased the Company’s flexibility for a specified period of time in complying with the financial covenants to which the Revolver is subject and excluded certain restructuring charges from the calculation of the financial ratios under those covenants. Additionally, the amendment increased the annual interest rate of the Revolver and provided for an increase in the facility fee payable under the Revolver. Financing available under the Revolver was used as a commercial paper back-up facility and to finance other corporate requirements.
In January 2009, a wholly-owned subsidiary of the Company entered into an amendment to a credit agreement for a $400 million term loan credit facility (“Credit Facility”) with certain domestic and foreign banks. The subsidiary’s payment and performance under the agreement were guaranteed by the Company. Financing available under the Credit Facility was permitted to be used for working capital and other general corporate purposes. The amendment increased the Company’s flexibility for a specified period of time in complying with the financial covenants to which the Credit Facility is subject and excluded certain restructuring charges from the calculation of the financial ratios under those covenants. The amendment also increased the annual interest rate of the Credit Facility. In April 2010, the Company issued $250 million of senior notes bearing an interest rate of 5.375% per year, due April 2020. Approximately $248 million in proceeds from the offering, net of underwriting discounts and offering expenses, were used, together with commercial paper borrowings, to repay the $325 million in indebtedness outstanding under the Credit Facility in May 2010. In the second quarter of 2010, the Company recorded a debt extinguishment loss of $1.2 million related to unamortized debt issuance costs from the Credit Facility.

42 Avery Dennison Corporation 2010 Annual Report

As of January 1, 2011, the Company was in compliance with its financial covenants.
The Company’s total interest costs in 2010, 2009 and 2008 were $80.6 million, $89.5 million and $122.1 million, respectively, of which $4 million, $4.2 million and $6.2 million, respectively, were capitalized as part of the cost of assets.
The fair value of the Company’s long-term debt is estimated primarily based on the credit spread above U.S. Treasury securities on comparable notes with similar rates, credit rating, and remaining maturities. The fair value of the Company’s total debt, including short-term borrowings, was $1.39 billion at January 1, 2011 and $1.60 billion at January 2, 2010. Fair value amounts were determined primarily based on Level 2 inputs. Refer to Note 1, “Summary of Significant Accounting Policies.”
The Company had standby letters of credit with an aggregate contract amount of outstanding totaling $41.1 million and $52.5 million at January 1, 2011 and January 2, 2010, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.

NOTE 5.	FINANCIAL INSTRUMENTS

As of January 1, 2011, the U.S. dollar equivalent notional values of the Company’s outstanding commodity contracts and foreign exchange contracts were approximately $6.9 million and $1.18 billion, respectively.
The Company recognizes all derivative instruments as either assets or liabilities at fair value in the statements of financial position. The Company designates commodity forward contracts on forecasted purchases of commodities and foreign currency contracts on forecasted transactions as cash flow hedges and foreign currency contracts on existing balance sheet items as fair value hedges.
In April 2010, the Company entered into a contract to lock in the Treasury rate component of the interest rate on its $250 million debt issuance, which is discussed in Note 4, “Debt.” On April 9, 2010, the contract settled at a loss of $.3 million, which is being amortized into interest expense over the term of the related debt.

The following table provides the balances and locations of derivatives as of January 1, 2011:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$16.8	Other current liabilities	$7.9
Commodity contracts	Other current assets	.1	Other current liabilities	2.4

		$16.9		$10.3

The following table provides the balances and locations of derivatives as of January 2, 2010:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$5.0	Other current liabilities	$6.5
Commodity contracts	Other current assets	.5	Other current liabilities	3.5

		$5.5		$10.0

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

(In millions)	Location of Gain (Loss) in Income	2010	2009

Foreign exchange contracts	Cost of products sold	$(3.4)	$(2.8)
Foreign exchange contracts	Marketing, general and administrative expense	40.2	15.3

		$36.8	$12.5

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

The following table provides the components of the loss recognized in accumulated other comprehensive loss on derivatives (effective portion) related to cash flow hedging contracts:

(In millions)	2010	2009

Interest rate contracts	$(.3)	$–
Foreign exchange contracts	(6.0)	(7.7)
Commodity contracts	(4.0)	(2.7)

	$(10.3)	$(10.4)

Notes to Consolidated Financial Statements (continued)

The following table provides the components of the loss reclassified from accumulated other comprehensive loss (effective portion) related to cash flow hedging contracts:

(In millions)	Location of Loss in Income	2010	2009

Interest rate contracts	Interest expense	$(4.8)	$(6.9)
Foreign exchange contracts	Cost of products sold	(2.9)	(2.5)
Commodity contracts	Cost of products sold	(4.6)	(5.8)

		$(12.3)	$(15.2)

The amount of gain or loss recognized in income related to the ineffective portion of, and the amounts excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments was not significant in 2010 and 2009.
As of January 1, 2011, a net loss of approximately $8 million is expected to be reclassified from accumulated other comprehensive loss to earnings within the next 12 months.

NOTE 6.	PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans
The Company sponsors a number of defined benefit plans covering eligible U.S. employees and employees in certain other countries. The Company makes contributions that are sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, that management determines to be appropriate, to these plans. Benefits payable to employees are based primarily on years of service and employees’ pay during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan. While the Company has not expressed any intent to terminate these plans, the Company may do so at any time, subject to applicable laws and regulations.
The Company is also obligated to pay unfunded termination indemnity benefits to certain employees outside of the U.S. These benefits are subject to applicable agreements, local laws and regulations. The Company has not incurred significant costs related to performance under these types of arrangements and the associated liability is not included in the disclosures below.
The Company’s U.S. defined benefit pension plans and early retiree medical plan were closed to employees hired after December 31, 2008. Employees who participated in these plans before December 31, 2008 continued to participate and accrue pension benefits after satisfying the eligibility requirements of these plans.
Effective December 31, 2010, benefits for three of the Company’s U.S. defined benefit plans — the Avery Dennison Pension Plan (“ADPP”), the Benefit Restoration Plan (“BRP”), and the Supplemental Executive Retirement Plan (“SERP”) — were frozen. Benefits under these plans stopped accruing; however, pension benefits accrued through December 31, 2010 were preserved and will be paid out (for employees fully vested at the time of retirement or other qualified event) under the terms of their respective plans. As a result of freezing the ADPP and BRP, the Company recognized a curtailment loss of $2.4 million in 2010, recorded in “Other expense, net” in the Consolidated Statements of Operations. No curtailment gain or loss was recognized from freezing the SERP, as future service continues to impact the plan’s benefits and the determination of the value is not known until retirement of the participants. In connection with the freezing of the SERP, the Company granted an aggregate of approximately .2 million of stock options to the active SERP participants, which resulted in approximately $2.2 million of pretax stock-based compensation expense in the fourth quarter of 2010. This expense reflected the immediate recognition of compensation cost associated with those stock options granted to employees who are retirement eligible, as defined in the Company’s stock option and incentive plan. Refer to Note 9, “Shareholders’ Equity and Stock-based Compensation.”
Additionally, settlement events in Canada, Belgium, and Korea resulted in the Company’s recognition of a $2.3 million settlement loss in 2010.

Plan Assets
Assets of the Company’s U.S. defined benefit pension plans are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value, and both small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S. is 75% in equity securities and 25% in fixed income securities and cash, subject to periodic fluctuations in these respective asset classes. The investment objective of the plans is to maximize the total rate of return (income and appreciation) within the limits of prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended. The plans are diversified across asset classes, striving to achieve an optimal balance between risk and return and between income and capital appreciation. Because many of the pension liabilities are long-term, the investment horizon is also long-term, but the investment plan must also ensure adequate near-term liquidity to meet benefit payments.
Assets of the Company’s international plans are invested in accordance with local accepted practices and include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. The Company’s target plan asset investment allocation for its international plans combined is 54% in equity securities, 37% in fixed income securities and cash, and 8% in insurance contracts and other investments, subject to periodic fluctuations in these respective asset classes.

The weighted-average asset allocations for the Company’s defined benefit pension plans at end of year 2010 and 2009, by asset category, are as follows:

	2010		2009
	U.S.	Int’l	U.S.	Int’l

Equity securities	70%	47%	71%	42%
Fixed income securities and cash	30	43	29	47
Insurance contracts and other investments	–	10	–	11

Total	100%	100%	100%	100%

44 Avery Dennison Corporation 2010 Annual Report

Fair Value Measurements
The following is a description of the valuation methodologies used for assets measured at fair value:
Cash is valued at nominal value. Money market funds are valued at a net asset value (“NAV”). Mutual funds are valued at fair value as determined by quoted market prices, based upon the NAV of shares held by the plans at year end. Pooled funds, which include real estate pooled funds and multi-asset common trust funds are comprised of shares or units in funds that are not publicly traded and are valued at net unit value, as determined by the fund’s trustees based on the underlying securities in the trust. Equities are valued at the closing price reported on the active market on which the individual securities are traded. Real estate investment trusts are valued based on quoted prices in active markets. Bonds and debentures consist primarily of government bonds, corporate bonds, and financial debentures, and are valued at average price provided by independent pricing companies. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus or minus investment returns and changes in cash flows.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the U.S. plans’ assets at fair value as of year end 2010:

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$.2	$.2	$–	$–
Fixed income securities
Money market funds	56.3	–	56.3	–
Pooled funds — U.S. bonds	109.3	–	109.3	–

Total fixed income securities	165.6	–	165.6	–

Equity securities
Equities — U.S. growth	84.1	84.1	–	–
Equities — U.S. value	83.1	83.1	–	–
Equities — international	19.0	19.0	–	–
Mutual fund — international	12.7	12.7	–	–
Pooled funds — U.S. equities	140.4	–	140.4	–
Pooled funds — international	34.6	–	34.6	–

Total equity securities	373.9	198.9	175.0	–

Total U.S. plan assets at fair value	$539.7	$199.1	$340.6	$–

Other assets(1)	.3

Total U.S. plan assets	$540.0

(1)	Included accrued receivables and pending broker settlements at year end 2010.

Notes to Consolidated Financial Statements (continued)

The following table sets forth, by level within the fair value hierarchy, the international plans’ assets at fair value as of year end 2010:

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$4.1	$4.1	$–	$–
Fixed income securities
Money market funds	–	–	–	–
Mutual funds	.3	.3	–	–
Pooled funds — European bonds	179.4	–	179.4	–

Total fixed income securities	179.7	.3	179.4	–

Equity securities
Pooled funds — global	79.3	–	79.3	–
Pooled funds — European region	63.8	–	63.8	–
Pooled funds — Asia Pacific region	12.2	–	12.2	–
Pooled funds — U.S.	11.9	–	11.9	–
Pooled funds — emerging markets	9.3	–	9.3	–
Pooled funds — real estate investment trusts	21.7	–	21.7	–

Total equity securities	198.2	–	198.2	–

Other investments
Pooled funds — other	16.7	–	16.7	–
Insurance contracts	27.3	–	–	27.3

Total other investments	44.0	–	16.7	27.3

Total international plan assets at fair value	$426.0	$4.4	$394.3	$27.3

Other assets(1)	.6

Total international plan assets	$426.6

(1)	Included accrued receivables and pending broker settlements at year end 2010.

The following table presents a reconciliation of Level 3 assets held during the year ended January 1, 2011:

Level 3 assets
Insurance
(In millions)	Contracts

Beginning balance at January 2, 2010	$26.9
Net realized and unrealized gain	.8
Net purchases, issuances and settlements	(.3)
Net transfers in (out) of Level 3	–
Impact of changes in foreign currency exchange rates	(.1)

Ending balance at January 1, 2011	$27.3

46 Avery Dennison Corporation 2010 Annual Report

The following table sets forth, by level within the fair value hierarchy, the U.S. plans’ assets at fair value as of year end 2009:

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$.3	$.3	$–	$–
Fixed income securities
Money market funds	40.5	–	40.5	–
Pooled funds	97.8	–	97.8	–

Total fixed income securities	138.3	–	138.3	–

Equity securities
Equities	174.9	174.9	–	–
Mutual funds	15.2	15.2	–	–
Pooled funds	137.3	–	137.3	–

Total equity securities	327.4	190.1	137.3	–

Real estate investment trusts	1.9	1.9	–	–

Total U.S. plan assets at fair value	$467.9	$192.3	$275.6	$–

Other assets(1)	(.2)

Total U.S. plan assets	$467.7

(1)	Included accrued receivables and pending broker settlements at year end 2009.

The following table sets forth, by level within the fair value hierarchy, the international plans’ assets at fair value as of year end 2009:

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$4.7	$4.7	$–	$–
Fixed income securities
Mutual funds	.2	.2	–	–
Bonds and debentures	1.0	–	1.0	–
Pooled funds	179.8	–	179.8	–

Total fixed income securities	181.0	.2	180.8	–

Equity pooled funds	163.9	–	163.9	–
Insurance contracts	26.9	–	–	26.9
Real estate pooled funds	18.2	–	18.2	–
Multi-asset common trust funds	7.0	–	7.0	–

Total international plan assets at fair value	$401.7	$4.9	$369.9	$26.9

Other assets(1)	.4

Total international plan assets	$402.1

(1)	Included accrued receivables and pending broker settlements at year end 2009.

Notes to Consolidated Financial Statements (continued)

The following table presents a reconciliation of Level 3 assets held during the year ended January 2, 2010:

Level 3 assets
Insurance
(In millions)	Contracts

Beginning balance at December 27, 2008	$23.0
Net realized and unrealized gain	.9
Net purchases, issuances and settlements	1.8
Net transfers in (out) of Level 3	–
Impact of changes in foreign currency exchange rates	1.2

Ending balance at January 2, 2010	$26.9

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

Healthcare Cost Trend Rate
The Company’s practice is to fund the cost of postretirement benefits on a cash basis. For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2011. This rate is expected to decrease to approximately 5% by 2018.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point	One-percentage-point
(In millions)	increase	decrease

Effect on total of service and interest cost components	$.2	$(.2)
Effect on postretirement benefit obligation	3.5	(3.1)

Plan Balance Sheet Reconciliations
The following provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive income:

Plan Benefit Obligations

					U.S. Postretirement
Pension Benefits					Health Benefits
	2010		2009		2010	2009
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$693.6	$465.8	$611.9	$449.9	$37.0	$31.8
Service cost	23.8	9.8	18.9	11.8	1.5	1.0
Interest cost	40.1	24.5	38.8	25.8	1.9	1.9
Participant contribution	–	4.1	–	4.3	1.2	1.8
Amendments	.8	.1	–	(.3)	–	–
Actuarial loss (gain)	56.3	50.3	63.2	(25.0)	1.9	5.3
Plan transfer(1)	2.0	.3	2.0	–	–	–
Benefits paid	(37.8)	(19.5)	(41.2)	(20.1)	(4.8)	(4.8)
Net transfer in	–	–	–	.3	–	–
Pension curtailment	(34.0)	(.8)	–	–	–	–
Pension settlements(2)	–	(8.2)	–	(.8)	–	–
Foreign currency translation	–	(21.7)	–	19.9	–	–

Projected benefit obligation at end of year	$744.8	$504.7	$693.6	$465.8	$38.7	$37.0

Accumulated benefit obligation at end of year	$742.3	$474.9	$658.0	$439.2

(1)	Plan transfer for the U.S. represented a transfer from the Company’s savings plan.

(2)	Pension settlements in 2010 represented settlement events in Canada, Belgium, Korea, Taiwan, and France.

48 Avery Dennison Corporation 2010 Annual Report

Plan Assets

					U.S. Postretirement
Pension Benefits					Health Benefits
	2010		2009		2010	2009
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in plan assets:
Fair value of plan assets at beginning of year	$467.7	$402.1	$386.6	$325.0	$–	$–
Actual return on plan assets	54.7	44.1	86.7	60.8	–	–
Plan transfer(1)	2.0	.1	2.0	–	–	–
Employer contribution	53.4	24.5	33.5	16.5	3.6	3.0
Participant contribution	–	4.1	–	4.3	1.2	1.8
Benefits paid	(37.8)	(19.5)	(41.1)	(20.1)	(4.8)	(4.8)
Pension settlements(2)	–	(8.2)	–	(.8)	–	–
Adjustment(3)	–	–	–	.7	–	–
Foreign currency translation	–	(20.6)	–	15.7	–	–

Fair value of plan assets at end of year	$540.0	$426.6	$467.7	$402.1	$–	$–

(1)	Plan transfer for the U.S. represented a transfer from the Company’s savings plan.

(2)	Pension settlements in 2010 represented settlement events in Canada, Belgium, Korea, Taiwan, and France.

(3)	Adjustment in 2009 represented an additional plan assets related to a German pension plan.

Funded Status

					U.S. Postretirement
Pension Benefits					Health Benefits
	2010		2009		2010	2009
(In millions)	U.S.	Int’l	U.S.	Int’l

Funded status of the plans:
Noncurrent assets	$–	$40.0	$–	$45.7	$–	$–
Current liabilities	(3.3)	(2.9)	(3.1)	(2.4)	(2.7)	(3.0)
Noncurrent liabilities	(201.5)	(115.2)	(222.8)	(107.0)	(36.0)	(34.0)

Plan assets less than benefit obligations	$(204.8)	$(78.1)	$(225.9)	$(63.7)	$(38.7)	$(37.0)

							U.S. Postretirement
Pension Benefits							Health Benefits
	2010		2009		2008		2010	2009	2008
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining year end obligations:
Discount rate	5.50%	5.24%	6.00%	5.72%	6.60%	5.74%	5.25%	5.50%	6.60%
Rate of increase in future compensation levels	–	2.95	3.59	2.99	3.59	2.59	–	–	–

The amount in non-current pension assets represents the net assets of the Company’s overfunded plans, which consist of a few international plans. The amounts in current and non-current pension liabilities represent the net obligation of the Company’s underfunded plans, which consist of all U.S. and several international plans.
For U.S. and international plans combined, the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were approximately $1.02 billion and $693.3 million, respectively, at year end 2010 and $952.2 million and $616.9 million, respectively, at year end 2009.
For U.S. and international plans combined, the accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were approximately $1 billion and $693.3 million, respectively, at year end 2010 and $897.8 million and $609.5 million, respectively, at year end 2009.

Notes to Consolidated Financial Statements (continued)

Accumulated Other Comprehensive Income (“AOCI”)
The pretax amounts recognized in “Accumulated other comprehensive income (loss)” in the Consolidated Balance Sheet:

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2010		2009		2010	2009
(In millions)	U.S.	Int’l	U.S.	Int’l

Net actuarial loss (gain)	$355.1	$(.7)	$359.3	$(1.3)	$25.8	$25.6
Prior service cost (credit)	2.2	3.8	4.7	4.1	(16.5)	(18.5)
Net transition obligation	–	104.2	–	78.9	–	–

Net amount recognized in AOCI	$357.3	$107.3	$364.0	$81.7	$9.3	$7.1

The after-tax amounts and reconciliation of AOCI components as of January 1, 2011 are as follows:

						U.S. Postretirement
	Pension Benefits					Health Benefits
	Before-Tax	Before-Tax				Before-
	Amounts	Amounts			Net-of-Tax	Tax		Net-of-Tax
(In millions)	U.S.	Int’l		Tax Effect	Amount	Amount	Tax Effect	Amount

AOCI at January 2, 2010	$364.0	$81.7		$(146.7)	$299.0	$7.1	$(2.7)	$4.4
Less: Amortization	(23.4)	(4.7)		9.7	(18.4)	.4	(.2)	.2

Net AOCI	340.6	77.0		(137.0)	280.6	7.5	(2.9)	4.6
Net actuarial loss (gain)	15.9	30.1	(1)	(11.8)	34.2	1.8	(.7)	1.1
Prior service cost (credit)	.8	.2		(.3)	.7	–	–	–

AOCI at January 1, 2011	$357.3	$107.3		$(149.1)	$315.5	$9.3	$(3.6)	$5.7

(1)	Net of foreign currency translation gain of $2.1.

Plan Income Statement Reconciliations
The following table sets forth the components of net periodic benefit cost:

	Pension Benefits						U.S. Postretirement
	2010		2009		2008		Health Benefits
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l	2010	2009	2008

Components of net periodic benefit cost:
Service cost	$23.8	$9.8	$18.9	$11.8	$19.5	$14.1	$1.5	$1.0	$1.0
Interest cost	40.1	24.5	38.8	25.8	36.1	28.1	2.0	1.9	1.8
Expected return on plan assets	(48.4)	(25.9)	(48.6)	(26.8)	(50.9)	(29.0)		–	–
Recognized net actuarial loss	20.2	2.4	9.3	2.1	6.0	3.6	1.6	1.5	1.5
Amortization of prior service cost	.8	.5	.8	.5	1.1	1.4	(2.0)	(2.0)	(2.0)
Amortization of transition obligation (asset)	–	(.5)	–	(.6)	–	(.6)	–	–	–
Recognized loss (gain) on curtailment	2.4	(.9)	–	–	–	(.1)	–	–	–
Recognized loss on settlement	–	2.3 (1)	.9	.2	–	–	–	–	–

Net periodic benefit cost	$38.9	$12.2	$20.1	$13.0	$11.8	$17.5	$3.1	$2.4	$2.3

(1)	Represented settlement events in Canada, Belgium, and Korea.

	Pension Benefits							U.S. Postretirement
	2010			2009		2008		Health Benefits
	U.S.		Int’l	U.S.	Int’l	U.S.	Int’l	2010	2009	2008

Weighted-average assumptions used for determining net periodic cost:
Discount rate	6.00	%(1)	5.72%	6.60%	5.74%	6.55%	5.53%	5.50%	6.60%	6.30%
Expected long-term rate of return on plan assets	8.75		6.23	8.75	6.51	8.75	6.66	–	–	–
Rate of increase in future compensation levels	3.59		2.99	3.59	2.59	3.59	2.66	–	–	–

(1)	The ADPP and BRP were remeasured on August 1, 2010 at 5.40% to reflect the plan freezes effective December 31, 2010.

Plan Contributions
In 2011, the Company expects to contribute approximately $8 million and may contribute up to an additional $25 million to its U.S. pension plans, and expects to contribute $21 million to its international pension plans (totaling approximately $50 million). The Company also expects to contribute approximately $3 million to its postretirement benefit plan in 2011.

50 Avery Dennison Corporation 2010 Annual Report

Future Benefit Payments
Benefit payments, which reflect expected future service, are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits

(In millions)	U.S.	Int’l

2011	$40.5	$18.7	$2.7
2012	41.8	20.0	2.5
2013	43.1	21.0	2.5
2014	44.4	22.0	2.4
2015	45.6	23.4	2.4
2016 — 2020	259.6	143.2	13.6

Estimated Amortization Amounts in Accumulated Other Comprehensive Income
The Company’s estimates of fiscal year 2011 amortization of amounts included in accumulated other comprehensive income are as follows:

			U.S. Postretirement
	Pension Benefits		Health Benefits

(In millions)	U.S.	Int’l

Net actuarial loss	$8.4	$3.9	$1.8
Prior service cost (credit)	.4	.4	(2.0)
Net transition obligation (asset)	–	(.5)	–

Net amount to be recognized	$8.8	$3.8	$(.2)

Defined Contribution Plans
The Company sponsors various defined contribution plans worldwide, with the largest plan being the Avery Dennison Corporation Savings Plan (“Savings Plan”), a 401(k) plan covering its U.S. employees. Employees hired after December 31, 2008, who were no longer eligible to participate in the Company’s defined benefit pension plans and early retiree medical plan, received an enhanced Company matching contribution in the Savings Plan through December 31, 2010. Effective January 1, 2011, the Company increased and made uniform its matching contribution for all participants in the Savings Plan in connection with the freeze of the ADPP and BRP on December 31, 2010.
Beginning March 2009, the Company’s match to the Savings Plan was funded by shares in the Company’s ESBT. During 2010 and 2009, the Company expensed $11.8 million and $9.2 million, respectively, related to its match of participant contributions in the Company’s defined contribution plan. This amount was recorded in “Marketing, general and administrative expense” in the Consolidated Statements of Operations. See Note 9, “Shareholders’ Equity and Stock-based Compensation,” for more information.

Employee Stock Ownership Plan (“ESOP”)
The Savings Plan has a leveraged ESOP feature, which allows the plan to borrow funds to purchase shares of the Company’s common stock at market prices. Savings Plan expense consisted primarily of stock contributions from the ESOP to participant accounts. As of March 2009, the shares in the ESOP were fully allocated to participants, and in August 2009, the final payment of the principal and interest on the outstanding loan was made.
ESOP expense was accounted for under the cost of shares allocated method. Net ESOP expense for 2009 and 2008 was $1.2 million and $1 million, respectively. Company contributions to pay interest or principal on ESOP borrowings were $2.2 million and $3.7 million in 2009 and 2008, respectively.
In 2009, interest costs incurred by the ESOP and dividends on unallocated ESOP shares used for debt service were not significant. In 2008, interest costs incurred by the ESOP were $.3 million and dividends on unallocated ESOP shares used for debt service were $.4 million.
The cost of shares allocated to the ESOP for 2009 and 2008 was $1.3 million and $2.8 million, respectively. Of the total shares held by the ESOP at year end 2008, .8 million shares were allocated and .1 million shares were unallocated.

Other Retirement Plans
The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2010 and 2009, the Company had accrued $135.3 million and $128.4 million, respectively, for its obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year end 2010 and 2009, these obligations were secured by standby letters of credit of $16 million and $28 million, respectively. To assist in the funding of these plans, the Company has purchased corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of covered participants. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $181.7 million and $170 million at year end 2010 and 2009, respectively.
The Company’s deferred compensation expense was $5.2 million, $7 million, and $9.5 million for 2010, 2009 and 2008, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if employment is terminated before age 55 other than by reason of death, disability or retirement.

NOTE 7.	COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more are as follows:

Year	(In millions)

2011	$66.1
2012	52.2
2013	36.8
2014	23.1
2015	17.5
2016 and thereafter	48.5

Total minimum lease payments	$244.2

Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below. There were no significant capital lease obligations at year end 2010 and 2009.
On September 9, 2005, the Company completed the lease financing for a commercial facility (the “Facility”) located in Mentor, Ohio, used primarily for the new headquarters and research center for the Company’s roll materials group. The Facility consists generally of land, buildings,

Notes to Consolidated Financial Statements (continued)

equipment and office furnishings. The Company has leased the Facility under an operating lease arrangement, which contains a residual value guarantee of $33.4 million.
Rent expense for operating leases, which includes maintenance and insurance costs and property taxes, was approximately $99 million in 2010, $100 million in 2009, and $105 million in 2008.

NOTE 8.	CONTINGENCIES

Legal Proceedings
On May 21, 2003, The Harman Press filed in the Superior Court for the County of Los Angeles, California, a purported class action on behalf of indirect purchasers of label stock against the Company, UPM-Kymenne Corporation (“UPM”) and UPM’s subsidiary Raflatac (“Raflatac”), seeking treble damages and other relief for alleged unlawful competitive practices, with allegations including that the defendants attempted to limit competition among themselves through anticompetitive understandings. Three similar complaints were filed in various California courts. In November 2003, on petition from the parties, the California Judicial Council ordered the cases be coordinated for pretrial purposes. The cases were assigned to a coordination trial judge in the Superior Court for the City and County of San Francisco on March 30, 2004. On September 30, 2004, the Harman Press amended its complaint to add Bemis Company Inc.’s subsidiary Morgan Adhesives Company (“MACtac”) as a defendant. On January 21, 2005, American International Distribution Corporation filed a purported class action on behalf of indirect purchasers in the Superior Court for Chittenden County, Vermont. Similar actions were filed by Richard Wrobel, on February 16, 2005, in the District Court of Johnson County, Kansas; and by Chad and Terry Muzzey, on February 16, 2005 in the District Court of Scotts Bluff County, Nebraska. On February 17, 2005, Judy Benson filed a purported multi-state class action on behalf of indirect purchasers in the Circuit Court for Cocke County, Tennessee. Without admitting liability, the Company agreed to pay plaintiffs $2 million to resolve all claims related to the purported state class actions in the states of Kansas, Nebraska, Tennessee and Vermont. Those settlements were approved by the Tennessee court on March 12, 2010 and the complaints in those state actions were dismissed with prejudice. The Company recorded $2 million in the third quarter of 2009 in respect of the settlement of those claims, and made that payment on December 28, 2009. Also, without admitting liability, the Company paid $2.5 million on July 15, 2010 to resolve all claims in the California action. On December 8, 2010, the California court granted final approval of the settlement and dismissed all claims against the Company with prejudice. In respect of settlement of this claim, the Company recorded $.7 million in the fourth quarter of 2009 and $.3 million and $1.5 million in the first and second quarters of 2010, respectively.
The Company and its subsidiaries are involved in various other lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of the Company’s business. Based upon current information, management believes that the impact of the resolution of these other matters is not material to the Company’s financial position, or is not estimable.

Environmental Matters
As of January 1, 2011, the Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed. The Company is participating with other PRPs at such sites and anticipates that its share of cleanup costs will be determined pursuant to remediation agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.
The Company has accrued liabilities for these and certain other sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. However, because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate the currently identified sites and any sites that could be identified in the future for cleanup could be higher than the liabilities accrued.

The activity in 2010 and 2009 related to environmental liabilities was as follows:

(In millions)	2010	2009

Balance at beginning of year	$51.5	$54.6
Purchase price adjustments related to acquisitions	–	.9
Accruals	(1.2)	1.0
Payments	(4.0)	(5.0)

Balance at end of year	$46.3	$51.5

As of January 1, 2011, approximately $9 million of the total balance was classified as short-term.
These estimates could change depending on various factors, such as modification of currently planned remedial actions, changes in remediation technologies, changes in site conditions, changes in the estimated time to complete remediation projects, changes in laws and regulations affecting remediation requirements and other factors.

Other
The Company participates in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. Such advances are guaranteed by the Company. At January 1, 2011, the Company had guaranteed approximately $14 million.
As of January 1, 2011, the Company guaranteed up to approximately $17 million of certain foreign subsidiaries’ credit granted by suppliers, and $393 million of certain subsidiaries’ lines of credit with various financial institutions.

NOTE 9. SHAREHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION

Common Stock and Common Stock Repurchase Program
The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.
In 1996, the Company established the ESBT to help meet the Company’s future obligations under employee benefit and compensation plans, including stock plans, 401(k) plans, and other employee benefit plans by contributing common stock of the Company. The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the

52 Avery Dennison Corporation 2010 Annual Report

issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. During 2010 and 2009, approximately 4.3 million and .7 million ESBT shares (with fair values of $163 million and $25 million, respectively) were released by the ESBT upon the settlement of the Company’s employee benefit obligations. These released shares were included as “Treasury stock at cost” in the Consolidated Balance Sheets. As of January 1, 2011, approximately 2 million shares remaining available for issuance are held in the ESBT. The ESBT common stock is carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.
The Board of Directors authorizes the Company to repurchase shares of the Company’s outstanding common stock. Repurchased shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. During the fourth quarter of 2010, the Company repurchased approximately 2.7 million shares totaling $108.7 million. Additionally, in December 2010, the Company executed the repurchase of approximately .3 million shares for $13.5 million, which settled in January 2011. As of January 1, 2011, approximately 1.2 million shares were available for repurchase under the Board of Directors’ October 2006 authorization.
Subsequent to the end of 2010, on January 27, 2011, the Board of Directors authorized the Company to repurchase an additional 5 million shares of the Company’s stock.

Stock Based Compensation
The Company maintains various stock option and incentive plans. Net income for 2010, 2009 and 2008 included pretax stock-based compensation expense, which related to stock options, performance units (“PUs”), restricted stock units (“RSUs”) and restricted stock, of $35.2 million, $25.8 million and $29 million, respectively. These expenses were included in “Marketing, general and administrative expense” and were recorded in corporate expense and the Company’s operating segments, as appropriate. The total recognized tax benefit related to these stock-based compensation expenses for 2010, 2009 and 2008 was $11.9 million, $8.5 million and $9.7 million, respectively. No stock-based compensation cost was capitalized for the years ended 2010, 2009 and 2008, respectively.

Stock Options
Stock options granted to directors and employees may be granted at no less than 100% of the fair market value of the Company’s common stock on the date of the grant. Options generally vest ratably over a three-year period for directors and over a four-year period for employees. Prior to fiscal year 2010, options granted to directors generally vested ratably over a two-year period. Unexercised options expire ten years from the date of grant. All stock options granted under these plans have an exercise price equal to the fair market value of the underlying common stock on the date of grant.
The Company’s stock-based compensation expense related to stock options is the estimated fair value of options granted, amortized on a straight-line basis over the requisite service period. The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following describes the assumptions used in estimating fair value of granted stock options.
Risk-free interest rate was based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.
Expected stock price volatility for options represents an average of the implied and historical volatility.
Expected dividend yield was based on the current annual dividend divided by the 12-month average of the Company’s monthly stock price prior to grant.
Expected option term was determined based on historical experience under the Company’s stock option plan.
Forfeiture rate of 5% was determined based on historical data of the Company’s stock option forfeitures.
The weighted-average fair value per share of options granted during 2010 was $8.76, compared to $6.57 for the year ended 2009 and $13.82 for the year ended 2008.

The underlying weighted-average assumptions used were as follows:

	2010	2009	2008

Risk-free interest rate	2.61%	2.76%	4.15%
Expected stock price volatility	31.99%	41.51%	29.86%
Expected dividend yield	2.51%	3.83%	2.76%
Expected option term	6.0 years	6.1 years	6.0 years

The following table sets forth stock option information related to the Company’s stock option plans during 2010:

			Weighted-
		Weighted-	average
	Number	average	remaining	Aggregate
	of options	exercise	contractual	intrinsic value
	(in thousands)	price	life (in years)	(in millions)

Outstanding at January 2, 2010	10,760.2	$49.72	5.87	$34.0
Granted	1,850.8	33.09
Exercised	(121.2)	21.10
Forfeited or expired	(921.4)	53.41

Outstanding at January 1, 2011	11,568.4	$47.06	5.75	$62.0
Options vested and expected to vest at January 1, 2011	11,441.9	47.25	5.72	60.0
Options exercisable at January 1, 2011	8,298.1	$52.70	4.69	$20.5

Notes to Consolidated Financial Statements (continued)

The total intrinsic value of stock options exercised was $1.9 million in 2010, $.2 million in 2009 and $1.9 million in 2008. Cash received by the Company from the exercise of these stock options was approximately $2.5 million in 2010, $.6 million in 2009 and $3 million in 2008. The tax deduction associated with these options exercised was $.6 million in 2010, $.1 million in 2009 and $.6 million in 2008. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

In April and February 2010, the Company granted its annual stock-based compensation awards to its directors and certain of its eligible employees, respectively. Awards granted to retirement-eligible employees are treated as though they were immediately vested; as a result, the compensation expense related to stock option awards of $2.5 million, $.5 million and $3 million was recognized during 2010, 2009 and 2008, respectively, and was included in the stock option expense noted below.
Net income for 2010, 2009 and 2008 included pretax expense for stock options of $19.4 million, $17 million and $18.6 million, respectively.

The following table summarizes the Company’s unvested stock options during 2010:

	Number	Weighted-
	of options	average
	(in thousands)	exercise price

Unvested options outstanding at January 2, 2010	3,566.3	$36.01
Granted	1,850.8	33.09
Vested	(2,006.8)	38.59
Forfeited	(140.0)	36.32

Unvested options outstanding at January 1, 2011	3,270.3	$32.76

As of January 1, 2011, the Company had approximately $20 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. This cost is expected to be recognized over the weighted-average remaining requisite service period of approximately 3 years.

Performance Units
Since the second quarter of 2008, following the shareholder approval of the Company’s amended and restated stock option and incentive plan on April 24, 2008, the Company has granted PUs to certain eligible employees of the Company. These PUs are payable in shares of the Company’s common stock at the end of a three-year cliff vesting period provided that certain performance metrics are achieved at the end of each respective performance period. Over the performance period, the number of the Company’s common stock issued will be adjusted upward or downward based upon the probability of achievement of performance metrics. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant.
The pretax compensation expense related to PUs was $7.7 million, $3.1 million and $1.2 million for the years ended 2010, 2009 and 2008, respectively. The tax deduction associated with the vesting of PUs and the related issuance of common stock was $.2 million in 2010 and $.2 million in 2009.

The following table summarizes information about awarded PUs:

		Weighted-
	Number of	average
	PUs	grant-date
	(in thousands)	fair value

Unvested at January 2, 2010	651.2	$22.12
Granted at target	342.5	29.06
Vested	(15.1)	28.66
Forfeited	(60.5)	23.45

Unvested at January 1, 2011	918.1	$24.52

As of January 1, 2011, the Company had approximately $12 million of unrecognized compensation cost related to these PUs, which reflects the Company’s current expectation of meeting certain performance metrics. This cost is expected to be recognized over the weighted-average remaining requisite service period of approximately 2 years.

Restricted Stock Units and Restricted Stock
RSU’s are granted under the Company’s stock option and incentive plan and vest based on one of the following:

o	A vesting period of 1 to 5 years provided that employment continues for 1 to 5 years after the date of the award; or
o	A vesting period of 3 years provided that a certain performance objective is met at the end of the third year after the year of the award. If the performance objective is not achieved at the end of the third year, these same RSUs may vest if the performance objective is met at the end of the fourth year, and if not achieved at that time, then these same RSUs may vest if the performance objective is met at the end of the fifth year following the year of grant.

For both groups, if the above vesting conditions are not met, the RSUs will be forfeited.
Certain RSUs granted from 2005 through 2008 include dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividend paid or property distributed on a single share of common stock multiplied by the number of RSUs in the employee’s account. Starting in fiscal year 2008, the Company began granting RSUs without dividend equivalents.

The following table summarizes information about awarded RSUs:

		Weighted-
	Number of	average
	RSUs	grant-date
	(in thousands)	fair value

Unvested at January 2, 2010	783.3	$32.24
Granted	598.4	30.01
Vested	(197.8)	39.00
Forfeited	(56.0)	29.76

Unvested at January 1, 2011	1,127.9	$30.00

54 Avery Dennison Corporation 2010 Annual Report

The total compensation expense related to RSUs and restricted stock is amortized on a straight-line basis over the requisite service period.
The pretax compensation expense related to RSUs was $8 million, $5.5 million and $7.8 million for the years ended 2010, 2009 and 2008, respectively. The tax deduction associated with the vesting of RSUs and the related issuance of common stock was approximately $2.2 million in 2010, $1.3 million in 2009 and $.8 million in 2008.
The pretax compensation expense related to Paxar converted performance share awards was $.1 million in 2009 and $1.1 million in 2008. The tax deduction associated with the vesting of performance shares and the related issuance of common stock was $.4 million in 2009 and $.2 million in 2008.
During 2005, the Company also awarded 30,000 shares of restricted stock, which vests in two equal increments, the first vested in 2009 and the second will vest in 2012. Pretax compensation expense for this award was $.1 million in 2010, $.1 million in 2009 and $.3 million in 2008.
The Company recognizes stock-based compensation awards granted to retirement-eligible employees as though they were immediately vested; as a result, the pretax compensation expense related to RSUs granted to retirement-eligible employees was recognized and included in the compensation expense noted above.
As of January 1, 2011, the Company had approximately $19 million of unrecognized compensation cost related to unvested RSUs and restricted stock. This cost is expected to be recognized over the remaining requisite service period (weighted-average remaining service period of approximately 2 years for RSUs and restricted stock).

NOTE 10. COST REDUCTION ACTIONS

Severance charges recorded under the restructuring actions below are included in “Other accrued liabilities” in the Consolidated Balance Sheet. Severance and related costs represent cash paid or to be paid to employees terminated under these actions. Asset impairments are based on the estimated market value of the assets. Charges below are included in “Other expense, net” in the Consolidated Statements of Operations.

2010
In 2010, the Company continued its cost reduction program initiated in late 2008 and implemented additional restructuring actions resulting in a reduction of approximately 1,040 positions, impairment of certain assets, and lease cancellations. At January 1, 2011, approximately 500 employees impacted by these actions remain with the Company, and are expected to leave in 2011. Pretax charges related to these actions totaled $19 million, including severance and related costs of $15.3 million, impairment of fixed assets, buildings, and land of $2.6 million, and lease cancellation charges of $1.1 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Total

Total severance and related costs accrued during the period ended
April 3, 2010	$1.5	$2.2	$.7	$.3	$4.7
July 3, 2010	2.0	–	(.1)	–	1.9
October 2, 2010	.1	.9	4.5	.3	5.8
January 1, 2011	.9	(.4)	.2	2.2	2.9

Total expense accrued during 2010	4.5	2.7	5.3	2.8	15.3
2010 Settlements	(3.9)	(1.9)	(.5)	(.6)	(6.9)

Balance at January 1, 2011	$.6	$.8	$4.8	$2.2	$8.4

Asset Impairments
Machinery and equipment	$.2	$.2	$–	$.1	$.5
Buildings	.7	.9	–	–	1.6
Land	.5	–	–	–	.5
Other
Lease cancellations	–	.2	.9	–	1.1

	$1.4	$1.3	$.9	$.1	$3.7

2009
In 2009, the Company continued its cost reduction program initiated in late 2008, resulting in a reduction of approximately 3,335 positions, impairment of certain assets, and lease cancellations. At January 1, 2011, no employees impacted by these actions remain with the Company. Pretax charges related to

Notes to Consolidated Financial Statements (continued)

these actions totaled $129.1 million, including severance and related costs of $86.8 million, impairment of fixed assets, buildings, land and patents of $39.9 million, and lease cancellation charges of $2.4 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Total

Total severance and related costs accrued during the period ended
April 4, 2009	$7.6	$5.8	$.9	$2.8	$17.1
July 4, 2009	13.4	4.6	.3	7.5	25.8
October 3, 2009	3.9	21.0	(.2)	2.3	27.0
January 2, 2010	2.3	6.3	8.0	.3	16.9

Total expense accrued during 2009	27.2	37.7	9.0	12.9	86.8
2009 Settlements	(19.5)	(23.6)	(.3)	(11.0)	(54.4)
2010 Settlements	(7.1)	(13.7)	(8.1)	(1.8)	(30.7)

Balance at January 1, 2011	$.6	$.4	$.6	$.1	$1.7

Asset Impairments
Machinery and equipment	$2.7	$10.6	$.7	$14.0	$28.0
Buildings	.7	2.4	3.9	.9	7.9
Land	.1	–	–	–	.1
Patents	1.9	.2	.4	1.4	3.9
Other
Lease cancellations	1.7	.7	–	–	2.4

	$7.1	$13.9	$5.0	$16.3	$42.3

2008
In 2008, the Company implemented cost reduction actions, including the new program initiated in the fourth quarter, resulting in a reduction of approximately 1,475 positions, impairment of certain assets and software, as well as lease cancellations. At January 1, 2011, no employees impacted by these actions remain with the Company. Pretax charges related to these actions totaled $40.7 million, including severance and related costs of $29.8 million, impairment of fixed assets and buildings of $7.7 million, lease cancellation charges of $2.3 million and software impairment of $.9 million. The table below details the accruals and payments related to these actions:

	Pressure-	Retail	Office and	Other
	sensitive	Information	Consumer	specialty
	Materials	Services	Products	converting
(In millions)	Segment	Segment	Segment	businesses	Total

Total severance and related costs accrued during the period ended
March 29, 2008	$1.5	$1.4	$.2	$.2	$3.3
June 28, 2008	.2	2.8	4.2	–	7.2
September 27, 2008	2.5	1.4	3.2	1.6	8.7
December 27, 2008	2.5	3.8	3.1	1.2	10.6

Total expense accrued during 2008	6.7	9.4	10.7	3.0	29.8
2008 Settlements	(1.5)	(4.7)	(5.2)	(1.1)	(12.5)
2009 Settlements	(5.0)	(4.6)	(4.8)	(1.8)	(16.2)
2010 Settlements	(.2)	(.1)	(.7)	(.1)	(1.1)

Balance at January 1, 2011	$–	$–	$–	$–	$–

Asset Impairments
Machinery and equipment	$4.9	$1.3	$1.2	$.2	$7.6
Buildings	–	.1	–	–	.1
Software	–	–	.9	–	.9
Other
Lease cancellations	.9	1.4	–	–	2.3

	$5.8	$2.8	$2.1	$.2	$10.9

56 Avery Dennison Corporation 2010 Annual Report

NOTE 11. TAXES BASED ON INCOME

Taxes based on income (loss) were as follows:

(In millions)	2010	2009	2008

Current:
U.S. federal tax	$(11.9)	$(13.1)	$4.3
State taxes	(3.6)	2.0	3.9
International taxes	97.9	58.6	126.7

	82.4	47.5	134.9

Deferred:
U.S. federal tax	(16.6)	(49.0)	(36.5)
State taxes	7.2	(7.5)	2.3
International taxes	(38.6)	(35.2)	(96.2)

	(48.0)	(91.7)	(130.4)

Provision for (benefit from) income taxes	$34.4	$(44.2)	$4.5

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate, and as recorded, were as follows:

(In millions)	2010	2009	2008

Computed tax at 35% of income (loss) before taxes	$123.0	$(276.8)	$94.7
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	1.6	(7.9)	3.5
Foreign earnings taxed at different rates	(63.6)	(5.9)	(62.2)
Valuation allowance	2.5	4.0	(45.3)
Goodwill and indefinite-lived intangible asset impairment	–	276.4	–
Deferred compensation assets	(7.9)	(30.5)	–
U.S. federal tax credits (R&D and low-income housing)	(3.8)	(2.8)	(5.2)
Tax contingencies and audit settlements	(17.7)	7.2	24.8
Other items, net	.3	(7.9)	(5.8)

Provision for (benefit from) income taxes	$34.4	$(44.2)	$4.5

Consolidated income (loss) before taxes for U.S. and international operations was as follows:

(In millions)	2010	2009	2008

U.S.	$27.0	$(412.6)	$(14.2)
International	324.3	(378.3)	284.8

Income (loss) before taxes	$351.3	$(790.9)	$270.6

The effective tax rate was approximately 10% for the full year 2010 compared to approximately 6% for the full year 2009. The 2010 effective tax rate reflects $45.5 million of benefit from net operating losses resulting from the local statutory write down of certain investments in Europe and $17.7 million of net benefit from releases and accruals of certain tax reserves. The 2009 effective tax rate was most significantly influenced by the non-cash goodwill and intangible asset impairment charges, as these expenses are largely not tax deductible, thereby reducing the tax benefit from the loss.
Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of $1.20 billion and $1.23 billion at years ended 2010 and 2009, respectively, because such earnings are considered to be indefinitely reinvested. It is not practicable to estimate the amount of tax that would be payable upon distribution of these earnings. Deferred taxes have been accrued for earnings that are not considered indefinitely reinvested. The repatriation accrual for 2010 and 2009 was $15.3 million and $21.7 million, respectively.
Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2010	2009

Accrued expenses not currently deductible	$69.7	$65.8
Net operating losses	348.5	214.7
Tax credit carryforwards	111.4	101.8
Capital loss carryforward	13.5	14.1
Postretirement and postemployment benefits	108.6	94.8
Pension costs	104.2	107.3
Inventory reserves	11.6	11.3
Other assets	7.5	1.7
Valuation allowance	(115.6)	(115.4)

Total deferred tax assets(1)	659.4	496.1

Depreciation and amortization	(188.1)	(184.3)
Repatriation accrual	(15.3)	(21.7)
Foreign operating loss recapture	(122.0)	–
Other liabilities	(6.6)	(13.0)

Total deferred tax liabilities(1)	(332.0)	(219.0)

Total net deferred tax assets from operations	$327.4	$277.1

(1)	Reflects gross amount before jurisdictional netting of deferred tax assets and liabilities.

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
Net operating loss carryforwards of foreign subsidiaries for 2010 and 2009 were $1.14 billion and $709.6 million, respectively. The increase in 2010 is largely due to certain foreign statutory investment impairments. If unused, foreign net operating losses of $41.7 million will expire between 2011 and 2014, and $78.7 million will expire after 2014. Net operating losses of $1.02 billion can be carried forward indefinitely. Based on current projections, certain indefinite lived foreign net operating losses may take approximately 50 years to be fully utilized. Tax credit carryforwards of both domestic and foreign subsidiaries for 2010 and 2009 totaled $111.4 million and $101.8 million, respectively. If unused, tax credit carryforwards of $2.6 million will expire between 2011 and 2013, $54.3 million will expire between 2014 and 2018, and $47.5 million will expire after 2018. Tax credit carryforwards of $7 million can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss

Notes to Consolidated Financial Statements (continued)

and credit carryforwards not expected to be utilized. The valuation allowance for 2010 and 2009 is $115.6 million and $115.4 million, respectively.
The Company has been granted tax holidays in several jurisdictions including Bangladesh, China, Thailand and Vietnam. The tax holidays expire between 2011 and 2016. These tax holidays benefit the Company’s consolidated effective tax rate on operations by less than 2%.

Tax Benefit Reserve
On January 1, 2011, the Company’s unrecognized tax benefits totaled $154.2 million, including $102.1 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate. As of January 2, 2010, the Company’s unrecognized tax benefits totaled $182.0 million, including $121.8 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate.
Where applicable, the Company recognizes potential accrued interest and penalties related to unrecognized tax benefits from its global operations in income tax expense. The Company recognized a benefit of $2.6 million of interest and penalties in the Consolidated Statements of Operations in 2010 and an expense of $1.1 million and $7.6 million of interest and penalties in the Consolidated Statements of Operations in 2009 and 2008, respectively. The Company has accrued for $20.9 million and $23.4 million of interest and penalties in the Consolidated Balance Sheets in 2010 and 2009, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	2010	2009

Balance at beginning of year	$151.7	$142.9
Acquired balance	–	8.0
Additions based on tax positions related to the current year	17.4	32.0
Additions for tax position of prior years	7.0	9.8
Reductions for tax positions of prior years:
Changes in judgment	–	(1.8)
Settlements	(7.9)	(2.1)
Lapses of applicable statute	(36.7)	(41.9)
Changes due to translation of foreign currencies	(4.3)	4.8

Balance at end of year (excluding interest and penalties)	127.2	151.7
Interest and penalties associated with uncertain tax positions	27.0	30.3

Balance at end of year (including interest and penalties)	$154.2	$182.0

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
It is reasonably possible that during the next 12 months, the Company may realize a decrease in its gross uncertain tax positions by approximately $32 million, primarily as the result of cash payments and closing tax years. The Company anticipates that it is reasonably possible that cash payments of up to $14 million relating to gross uncertain tax positions could be paid within the next 12 months.

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
Financial information by reportable segment and other businesses from operations is set forth below. Prior year amounts have been restated to reflect the transfer of a business from Retail Information Services to other specialty converting businesses to align with a change in the Company’s internal reporting structure.

(In millions)	2010	2009		2008

Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,639.8	$3,300.0		$3,643.8
Retail Information Services	1,521.7	1,320.9		1,547.2
Office and Consumer Products	815.2	849.3		935.8
Other specialty converting businesses	536.0	482.5		583.6

Net sales to unaffiliated customers	$6,512.7	$5,952.7		$6,710.4

Intersegment sales:
Pressure-sensitive Materials	$157.0	$147.1		$172.5
Retail Information Services	2.0	1.6		2.1
Office and Consumer Products	.8	.7		1.2
Other specialty converting businesses	30.7	15.8		26.3
Eliminations	(190.5)	(165.2)		(202.1)

Intersegment sales	$–	$–		$–

Income (loss) before taxes:
Pressure-sensitive Materials	$317.8	$184.7		$257.2
Retail Information Services	65.0	(899.0)		13.5
Office and Consumer Products	91.5	118.1		145.7
Other specialty converting businesses	4.8	(44.1)		5.2
Corporate expense	(51.2)	(65.3)		(35.1)
Interest expense	(76.6)	(85.3)		(115.9)

Income (loss) before taxes	$351.3 (1)	$(790.9	)(2)	$270.6 (3)

58 Avery Dennison Corporation 2010 Annual Report

(In millions)	2010	2009	2008

Capital expenditures:
Pressure-sensitive Materials	$50.2	$41.5	$50.1
Retail Information Services	28.2	19.6	45.0
Office and Consumer Products	4.4	5.6	6.1
Other specialty converting businesses	22.7	7.6	16.6
Corporate	1.8	1.3	1.4

Capital expenditures(4)	$107.3	$75.6	$119.2

Depreciation expense:
Pressure-sensitive Materials	$77.8	$86.2	$91.7
Retail Information Services	53.2	58.3	65.6
Office and Consumer Products	11.2	13.6	17.0
Other specialty converting businesses	26.7	25.6	26.3
Corporate	4.0	3.9	4.0

Depreciation expense	$172.9	$187.6	$204.6

(1)	Results for 2010 included “Other expense, net” totaling $27.7, consisting of restructuring costs, asset impairment charges and lease cancellation costs of $19, loss from curtailment and settlement of pension obligations of $4.3, loss from debt extinguishments of $4, net legal settlement costs of $.9, partially offset by a gain on a sale of investment of $(.5). Of the total $27.7, the Pressure-sensitive Materials segment recorded $6.9, the Retail Information Services segment recorded $5.8, the Office and Consumer Products segment recorded $8.4, the other specialty converting businesses recorded $3.1, and Corporate recorded $3.5.

(2)	Results for 2009 included “Other expense, net” totaling $191.3, consisting of restructuring costs, asset impairment charges and lease cancellation costs of $129.1, legal settlements of $41, and a loss from debt extinguishment of $21.2. Of the total $191.3, the Pressure-sensitive Materials segment recorded $75.3, the Retail Information Services segment recorded $51.6, the Office and Consumer Products segment recorded $14, the other specialty converting businesses recorded $29.2 and Corporate recorded $21.2.

Additionally, 2009 operating loss for the Retail Information Services segment included goodwill and indefinite-lived intangible asset impairment charges of $832 taken in the first quarter of 2009.

(3)	Results for 2008 included “Other expense, net” totaling $36.2, consisting of restructuring costs, asset impairment charges and lease cancellation costs of $40.7, partially offset by a gain on sale of investments of $(4.5). Of the total $36.2, the Pressure-sensitive Materials segment recorded $12.6, the Retail Information Services segment recorded $12.2, the Office and Consumer Products segment recorded $12.7, the other specialty converting businesses recorded $3.2 and Corporate recorded $(4.5).

Additionally, 2008 operating income for the Retail Information Services segment included transition costs associated with the Paxar and DM Label acquisitions of $24.1.

(4)	Included capital expenditures accrued but not paid of $12.4 in 2010, $8.2 in 2009 and $4.7 in 2008. Capital expenditures refer to purchases of property, plant and equipment.

Financial information relating to the Company’s operations by geographic area is set forth below:

(In millions)	2010	2009	2008

Net sales to unaffiliated customers:
U.S.	$2,111.5	$2,026.4	$2,218.4
Europe	2,019.5	1,949.4	2,366.6
Asia	1,513.3	1,236.8	1,297.6
Latin America	484.3	394.2	448.0
Other international	384.1	345.9	379.8

Net sales	$6,512.7	$5,952.7	$6,710.4

Property, plant and equipment, net:
U.S.	$488.4	$509.3	$604.2
International	774.5	845.4	888.8

Property, plant and equipment, net	$1,262.9	$1,354.7	$1,493.0

Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.

NOTE 13.	QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First	Second	Third	Fourth
(In millions, except per share data)	Quarter(1)	Quarter(2)	Quarter(3)	Quarter(4)

2010
Net sales	$1,554.7	$1,680.1	$1,640.8	$1,637.1
Gross profit	440.8	490.4	453.0	441.8
Net income	54.7	83.8	64.2	114.2
Net income per common share	.52	.79	.61	1.08
Net income per common share, assuming dilution	.51	.78	.60	1.06

2009
Net sales	$1,426.2	$1,455.4	$1,549.3	$1,521.8
Gross profit	345.1	390.3	436.0	415.1
Net income (loss)	(898.9)	39.8	62.5	49.9
Net income (loss) per common share	(8.99)	.38	.59	.47
Net income (loss) per common share, assuming dilution	(8.99)	.38	.59	.47

(1)	Results in the first quarter of 2010 included pretax “Other expense, net” totaling $6.3, consisting of restructuring costs of $4.7, asset impairment charges of $.2, and an accrual for legal settlements of $1.4.

Results in the first quarter of 2009 included pretax “Other expense, net” totaling $97.3 consisting of asset impairment charges of $21.9, restructuring costs of $17.1, lease cancellation charges of $.1, an accrual for a legal settlement of $37, and a loss of $21.2 from debt extinguishment. Additionally, results included goodwill and indefinite-lived intangible asset impairment charges of $832.

(2)	Results in the second quarter of 2010 included pretax “Other expense, net” totaling $4.6, consisting of restructuring costs of $1.9, asset impairment charges of $.6, a loss from curtailment and settlement of a foreign pension obligation of $1.9, and a loss of $1.2 from debt extinguishment, partially offset by a gain on sale of investment of $(.5) and net gain on legal settlements of $(.5).

Results in the second quarter of 2009 included pretax “Other expense, net” totaling $29.6 consisting of restructuring costs of $25.8 asset impairment charges of $3.3, and lease cancellation charges of $.5.

Notes to Consolidated Financial Statements (continued)

(3)	Results in the third quarter of 2010 included pretax “Other expense, net” totaling $10.5, consisting of restructuring costs of $5.8, asset impairment charges of $1.3 and lease cancellation costs of $1 and a loss from curtailment and settlement of domestic pension obligations of $2.4.

Results in the third quarter of 2009 included pretax “Other expense, net” totaling $35.5 consisting of restructuring costs of $27 and asset impairment charges of $4.7, lease cancellation charges of $1.8, and legal settlement charges of $2.

(4)	Results in the fourth quarter of 2010 included pretax “Other expense, net” totaling $6.3 consisting of restructuring costs of $2.9, asset impairment charges of $.4, and lease cancellation charges of $.2, and a loss of $2.8 from debt extinguishment.

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

NOTE 14.	FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements
The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of January 1, 2011:

		Fair Value Measurements Using
			Significant	Significant
			Other	Other
		Quoted Prices in	Observable	Unobservable
		Active Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Available for sale securities	$12.2	$12.2	$–	$–
Derivative assets	16.9	.1	16.8	–
Liabilities:
Derivative liabilities	$10.3	$2.4	$7.9	$–

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of January 2, 2010:

		Fair Value Measurements Using
			Significant	Significant
			Other	Other
		Quoted Prices in	Observable	Unobservable
		Active Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Available for sale securities	$11.9	$11.9	$–	$–
Derivative assets	5.5	.5	5.0	–
Liabilities:
Derivative liabilities	$10.0	$3.5	$6.5	$–

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

Non-recurring Fair Value Measurements
The following table summarizes the fair value measurements of assets measured on a non-recurring basis during 2010:

Fair Value Measurements Using
			Significant	Significant
			Other	Other
		Quoted Prices in	Observable	Unobservable
		Active Markets	Inputs	Inputs	Total
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)	Gains (Losses)

Long-lived assets	$2.4	$–	$2.4	$–	$(1.0)

Long-lived assets with carrying amounts totaling $3.4 million were written down to their fair values of $2.4 million, resulting in an impairment charge of $1.0 million during 2010, which was included in “Other expense, net” in the Consolidated Statements of Operations.

60 Avery Dennison Corporation 2010 Annual Report

The following table summarizes the fair value measurements of assets measured on a non-recurring basis during 2009:

		Fair Value Measurements Using
			Significant	Significant
			Other	Other
		Quoted Prices in	Observable	Unobservable
		Active Markets	Inputs	Inputs	Total
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)	Gains (Losses)

Goodwill	$415.0	$–	$–	$415.0	$(820.0)
Indefinite-lived intangible assets	18.0	–	–	18.0	(12.0)
Long-lived assets	11.0	–	8.0	3.0	(20.3)

Long-lived assets with carrying amounts totaling $31.3 million were written down to their fair values totaling $11 million, resulting in impairment charges of $20.3 million during 2009. These charges were included in “Other expense, net” in the Consolidated Statements of Operations.
Goodwill with a carrying amount of $1.21 billion was written down to its estimated implied fair value of $415 million, resulting in a non-cash impairment charge of $820 million in the first quarter of 2009. Additionally, certain indefinite-lived assets with a carrying value of approximately $30 million were written down to their estimated implied fair value of $18 million, resulting in a non-cash impairment charge of $12 million in the first quarter of 2009. These charges were included in “Goodwill and indefinite-lived intangible asset impairment charges” in the Consolidated Statements of Operations. Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for further information.

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

Oversight of management’s financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through the Audit Committee, which is comprised solely of independent directors. The Committee meets periodically with financial management, internal auditors and the independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and the Company’s internal audit department have free access to meet with the Audit Committee without management’s presence.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of January 1, 2011. Management’s assessment of the effectiveness of internal control over financial reporting as of January 1, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Dean A. Scarborough Chairman, President and Chief Executive Officer	Mitchell R. Butier Senior Vice President and Chief Financial Officer

62 Avery Dennison Corporation 2010 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avery Dennison Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
February 25, 2011

Corporate Information

Counsel
Latham & Watkins LLP
Los Angeles, California

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Los Angeles, California

Transfer Agent — Registrar
Computershare Trust Co., N.A.
P. O. Box 43078
Providence, Rhode Island 02940-3078
(877) 498-8861
(800) 952-9245 (TDD/TTY)
www.computershare.com/investor

Annual Meeting
The Annual Meeting of Shareholders will be held at 1:30 p.m. on April 28, 2011 in the Conference Center of the Avery Dennison Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California.

The DirectSERVICEtm Investment Program
Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICEtm Investment Program, c/o Computershare Trust Co., Inc. (include a reference to Avery Dennison in the correspondence), P.O. Box 43078, Providence, RI 02940-3078, calling (877) 498-8861, or logging onto their web site at http://www.computershare.com/investor.

Direct Deposit of Dividends
Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, Computershare Trust Co., Inc., at (877) 498-8861.

Other Information
The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2010 filed with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”) the Company’s annual written affirmation on April 28, 2010, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s corporate governance listing standards.
A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Company. Copies may also be obtained from the “Investors” section of the Company’s web site at www.averydennison.com.

Corporate Headquarters
Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone: (626) 304-2000
Fax: (626) 792-7312

Mailing Address:
P.O. Box 7090
Pasadena, California 91109-7090

Stock and Dividend Data
Common shares of Avery Dennison are listed on the NYSE.
Ticker symbol: AVY

			2009
	2010

	High	Low	High	Low

Market Price(1)
First Quarter	$40.07	$30.79	$33.61	$17.26
Second Quarter	41.39	31.32	29.76	23.94
Third Quarter	38.04	31.67	36.56	24.23
Fourth Quarter	42.49	35.80	40.02	34.81

(1)	Prices shown represent closing prices on the NYSE

	2010	2009

Dividends Per Common Share
First Quarter	$.20	$.41
Second Quarter	.20	.41
Third Quarter	.20	.20
Fourth Quarter	.20	.20

Total	$.80	$1.22

Number of shareholders of record as of year end	7,610	8,180

64 Avery Dennison Corporation 2010 Annual Report