Form 10-K, Exhibit 13
period 2011-12-31
Avery Dennison Corp
filed 2012-02-27
CIK 8818

EXHIBIT 13

	Segment	Segment
	Pressure-sensitive Materials	Retail Branding and Information Solutions	Other specialty converting businesses	Office and Consumer Products*
BUSINESSES	Label and Packaging Materials Graphics and Reflective Solutions	Apparel Solutions Printer Systems Fastener	Performance Tapes Designed and Engineered Solutions Automotive Solutions Medical Solutions RFID	Office and Consumer Products
SALES (in millions)	$3,972	$1,501	$554	$760
% OF SALES*	66%	25%	9%
GLOBAL BRANDS	Avery Dennison®	Avery Dennison®	Avery Dennison®	Avery®
PRODUCTS/SOLUTIONS	Pressure-sensitive labeling materials, packaging materials and solutions, roll-fed sleeve, performance polymer adhesives and engineered films, graphic imaging media and reflective materials	Creative services, brand embellishments, graphic tickets, tags and labels, sustainable packaging, inventory visibility and loss prevention solutions, data management services, price tickets, printers and scanners, fasteners, brand protection and security solutions	Pressure-sensitive tapes, adhesives and labels, skin-contact adhesives, diaper tapes, industrial adhesives, automotive paint protection and exterior films, information, warning, safety and security labels, functional packaging valves and vents, architectural and engineered films, surgical, wound care, ostomy and securement products, medical barrier films, wearable sensor technology, point-of-purchase and display tags, self-adhesive postage stamps, RFID inlays	Self-adhesive labels, binders, sheet protectors, dividers, online templates and printing, writing instruments, T-shirt transfers, do-it-yourself card products
MARKET SEGMENTS	Food, beverage, spirits, household products, pharmaceuticals, health and beauty, durables, fleet, vehicle/automotive, architectural/retail, promotional/advertising, traffic, safety, transportation original equipment manufacturing	Apparel manufacturing and retail supply chain, food service and supply chain, hard goods and supply chain, pharmaceutical supply chain, logistics	Automotive, transportation, consumer packaging, medical and healthcare, personal care, electronics, durable goods, architectural, graphic arts, general industrial, building and construction, logistics, retail point-of-purchase, retail apparel, security printing	Professional, personal and on-the-go organization and identification, education
CUSTOMERS	label converters, package designers, packaging engineers and manufacturers, industrial manufacturers, printers, distributors, designers, advertising agencies, government agencies, sign manufacturers, graphic vendors	Apparel brands, manufacturers and retailers, food service, grocery and pharmaceutical supply chains, consumer goods brands, manufacturers and retailers, automotive manufacturers, transportation companies	Industrial and original equipment manufacturers, medical products and device manufacturers, clinicians and nurses, converters, packagers, consumer products companies	Office products superstores, major retailers, distributors, wholesalers, office professionals, school administrators, small business owners, consumers
LEADERS	Donald A. Nolan, Group Vice President, Roll Materials	R. Shawn Neville, Group Vice President	Timothy S. Clyde, Group Vice President, Specialty Materials	Timothy G. Bond, Group Vice President
Timothy S. Clyde, Group Vice President, Specialty Materials

* The results of the Office and Consumer Products business have been classified as discontinued operations. The percentage of sales calculations exclude sales from this business.

Exhibit 13

SAFE HARBOR STATEMENT

The matters discussed in this Annual Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “guidance,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “project,” “seek,” “shall,” “should,” “target,” “will,” “would,” or variations thereof, and other expressions that refer to future events and trends, identify forward-looking statements. These forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause actual results to differ materially from expected results, performance or achievements of the Company expressed or implied by such forward-looking statements.

Certain risks and uncertainties are discussed in more detail under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and include, but are not limited to, risks and uncertainties relating to: fluctuations in demand affecting sales to customers; the financial condition and inventory strategies of customers; changes in customer order patterns; worldwide and local economic conditions; fluctuations in cost and availability of raw materials; ability of the Company to generate sustained productivity improvement; ability of the Company to achieve and sustain targeted cost reductions; impact of competitive products and pricing; loss of significant contract(s) or customer(s); collection of receivables from customers; selling prices; business mix shift; changes in tax laws and regulations and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; fluctuations in foreign currency exchange rates and other risks associated with foreign operations; integration of acquisitions and completion of pending dispositions; amounts of future dividends and share repurchases; customer and supplier concentrations; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems; successful installation of new or upgraded information technology systems; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; ability of the Company to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest and tax rates; fluctuations in pension, insurance and employee benefit costs; impact of legal and regulatory proceedings, including with respect to environmental, health and safety; changes in governmental laws and regulations; changes in political conditions; impact of epidemiological events on the economy and the Company’s customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

The Company believes that the most significant risk factors that could affect its financial performance in the near-term include: (1) the impact of economic conditions on underlying demand for the Company’s products; (2) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume; and (3) competitors’ actions, including pricing, expansion in key markets, and product offerings.

The Company’s forward-looking statements represent judgment only on the dates such statements were made. By making these forward-looking statements, the Company assumes no duty to update them to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

12 Avery Dennison Corporation 2011 Annual Report

FIVE-YEAR SUMMARY

		2011		2010		2009(1)		2008		2007

(Dollars in millions, except % and per share amounts)	5-Year Compound Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	5.5%	$6,026.3	100.0	$5,782.0	100.0	$5,186.2	100.0	$5,865.7	100.0	$5,392.2	100.0
Gross profit	6.3	1,521.4	25.2	1,513.8	26.2	1,256.4	24.2	1,360.7	23.2	1,323.2	24.5
Marketing, general and administrative expense	7.8	1,170.9	19.4	1,178.9	20.4	1,088.1	21.0	1,118.1	19.1	978.6	18.1
Goodwill and indefinite-lived intangible asset impairment charges	N/A	–	–	–	–	832.0	16.0	–	–	–	–
Interest expense	5.1	71.0	1.2	76.3	1.3	84.9	1.6	115.8	2.0	105.2	2.0
Other expense, net(2)	4.5	46.6	.8	19.6	.3	178.0	3.4	24.0	.4	55.3	1.0
Income (loss) from continuing operations before taxes	.7	232.9	3.9	239.0	4.1	(926.6)	(17.9)	102.8	1.8	184.1	3.4
Provision for (benefit from) income taxes	37.1	78.5	1.3	(2.8)	–	(92.0)	(1.8)	(50.0)	(.9)	11.7	.2
Income (loss) from continuing operations	(5.9)	154.4	2.6	241.8	4.2	(834.6)	(16.1)	152.8	2.6	172.4	3.2
Income from discontinued operations, net of tax	N/A	35.7	N/A	75.1	N/A	87.9	N/A	113.3	N/A	131.1	N/A
Net income (loss)	(12.6)	190.1	3.2	316.9	5.5	(746.7)	(14.4)	266.1	4.5	303.5	5.6

		2011		2010		2009		2008		2007
Per Share Information
Income (loss) per common share from continuing operations	(6.9)%	$1.46		$2.29		$(8.06)		$1.55		$1.76
Income (loss) per common share from continuing operations, assuming dilution	(7.0)	1.45		2.27		(8.06)		1.55		1.74
Income (loss) per common share from discontinued operations	(27.1)	.34		.71		.85		1.15		1.33
Income (loss) per common share from discontinued operations, assuming dilution	(27.4)	.33		.70		.85		1.15		1.33
Net income (loss) per common share	(13.6)	1.80		3.00		(7.21)		2.70		3.09
Net income (loss) per common share, assuming dilution	(13.7)	1.78		2.97		(7.21)		2.70		3.07
Dividends per common share	(8.6)	1.00		.80		1.22		1.64		1.61
Weighted-average common shares outstanding (in millions)	1.2	105.8		105.8		103.6		98.4		98.1
Weighted-average common shares outstanding, assuming dilution (in millions)	1.2	106.8		106.8		103.6		98.7		98.9
Book value per share at fiscal year end	(2.0)	$15.60		$15.61		$12.94		$17.78		$20.22
Market price per share at fiscal year end	(15.8)	28.68		42.34		36.49		31.53		53.41
Market price per share range		23.97 to		30.79 to		17.26 to		25.02 to		49.69 to
		43.11		42.49		40.02		53.14		69.67
At End of Year
Working capital (deficit)(3)		$571.7		$120.1		$(134.5)		$(127.6)		$(419.3)
Property, plant and equipment, net(3)		1,079.4		1,262.9		1,354.7		1,493.0		1,591.4
Total assets		4,972.7		5,099.4		5,002.8		6,035.7		6,244.8
Long-term debt(3)		954.2		956.2		1,088.7		1,544.8		1,145.0
Total debt(3)		1,181.3		1,337.2		1,624.3		2,209.8		2,255.8
Shareholders’ equity		1,658.5		1,645.7		1,362.6		1,750.0		1,989.4
Number of employees		30,400		32,100		31,300		35,700		37,300
Other Information
Depreciation expense(4)		$157.8		$161.7		$174.0		$187.6		$162.3
Research and development expense(4)		92.4		85.6		78.9		81.0		82.5

Effective tax rate(4)		33.7%		-1.2%		9.9%		-48.6%		6.4%
Return on average shareholders’ equity		11.1		21.6		(55.7)		13.1		16.5
Return on average total capital		7.6		12.8		(20.6)		8.8		10.6

Certain prior period amounts have been restated to reflect the presentation of discontinued operations. See Note 1, “Summary of Significant Accounting Policies,” for further information.

(1)	Results for 2009 reflected a 53-week period.
(2)	Included pretax charges for severance and related costs, asset impairment charges, lease cancellation costs, and other items.
(3)	Amounts for 2011 are related to continuing operations only.
(4)	Amounts are related to continuing operations only.

STOCKHOLDER RETURN PERFORMANCE

The following graph compares the Company’s cumulative stockholder return on its common stock, including the reinvestment of dividends, with the return on the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”), the average return (weighted by market capitalization) of the Standard & Poor’s Materials and Industrials subsets (the “Market Basket”), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2011.

Comparison of Five-Year Cumulative Total Return

as of December 31, 2011

Total Return Analysis(1)

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011

Avery Dennison Corporation	$100.00	$ 80.33	$51.42	$ 60.01	$ 71.24	$ 49.76
S&P 500 Index	$100.00	$105.49	$66.47	$ 84.06	$ 96.74	$ 98.76
Market Basket (Weighted Average)(2)	$100.00	$124.55	$77.76	$100.86	$135.00	$134.20
Market Basket (Median)	$100.00	$117.47	$78.97	$102.21	$128.89	$118.35

(1)	Assumes $100 invested on December 31, 2006 and the reinvestment of dividends.
(2)	Average weighted by market capitalization.

Stock price performance reflected in the above graph is not necessarily indicative of future price performance.

14 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” provides a narrative concerning our financial performance and condition, and should be read in conjunction with the accompanying financial statements. It includes the following sections:

Non-GAAP Financial Measures	15
Forward-looking Statements	15
Overview and Outlook	15
Analysis of Results of Operations	17
Results of Operations by Segment	19
Financial Condition	21
Critical Accounting Policies and Estimates	26
Recent Accounting Requirements	30
Market-Sensitive Instruments and Risk Management	30

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Our discussion of financial results includes several non-GAAP financial measures to provide additional information concerning our operating performance and liquidity measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement our presentation of our financial results that are prepared in accordance with GAAP. Based upon feedback from our investors and financial analysts, we believe that supplemental non-GAAP financial measures provide information that is useful to the assessment of our performance and operating trends, as well as liquidity. These measures may not be comparable to similarly named non-GAAP measures used by other companies.

Non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it difficult to assess our underlying performance in a single period. By excluding certain accounting effects, both positive and negative, of certain items, we believe that we are providing meaningful supplemental information to facilitate an understanding of our core operating results and liquidity measures. These non-GAAP financial measures are used internally to evaluate trends in our underlying business, as well as to facilitate comparison to the results of competitors for a single period. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency, and timing.

We use the following non-GAAP financial measures:

¡	Organic sales change refers to the change in sales excluding the estimated impact of currency translation, acquisitions, divestitures and, where applicable, the extra week in the fiscal year. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior-period results translated at current period average exchange rates to remove the effect of foreign currency fluctuations.
¡	Free cash flow refers to cash flow from operations, less net payments for capital expenditures, software and other deferred charges, plus net proceeds from sale (purchase) of investments. Free cash flow excludes mandatory debt service requirements and other uses of cash that do not directly or immediately support the underlying business (such as discretionary debt reductions, dividends, share repurchases, and certain effects of acquisitions and divestitures).
¡	Operational working capital refers to trade accounts receivable and inventories, net of accounts payable. This non-GAAP financial measure excludes cash and cash equivalents, short-term debt, deferred taxes, other current assets and other current liabilities, as well as current assets and current liabilities of held-for-sale businesses.
¡	EBITDA refers to earnings from continuing operations before interest, taxes, depreciation and amortization (“EBITDA”).
¡	Net debt to EBITDA ratio refers to total debt less cash and cash equivalents, divided by EBITDA.

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

Changes in Segment and Business Names

Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for information regarding the name changes of certain of our segments and businesses in 2011.

Divestitures

In December 2011, we signed a definitive agreement to sell our Office and Consumer Products (“OCP”) business to 3M Company (“3M”) for gross cash proceeds of $550 million, subject to adjustment in accordance with the terms of the agreement. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to be completed in the second half of 2012. We intend to use the net proceeds for short-term debt repayment, pension contributions, and share repurchases. We have classified the operating results of this business, together with certain costs associated with the divestiture transaction, as discontinued operations in the Consolidated Statements of Operations for all periods presented. Assets and liabilities of this business are segregated in the Consolidated Balance Sheet at year-end 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

as “held for sale.” The discontinued operation, which comprised substantially all of our previously reported OCP segment, had sales of approximately $760 million in 2011, $809 million in 2010, and $845 million in 2009. The operating results of the retained portion of this previously reported OCP segment, which are not significant, are included in our other specialty converting businesses for all periods presented.

In 2011, we received proceeds totaling $21.5 million from the sale of two product lines, one from our Performance Films business ($21 million) and the other from our Label and Packaging Materials business ($.5 million). In connection with the sale of the product line from our Performance Films business, we recognized a gain of $5.6 million in 2011 (included in “Other expense, net” in the Consolidated Statements of Operations).

Sales

Our sales from continuing operations increased 4% in 2011 and 11% in 2010. Sales on an organic basis increased 2% in 2011 as pricing more than offset modest volume decline.

Estimated change in sales due to:	2011	2010	2009

Organic sales change	2%	12%	(9)%
Extra week in fiscal year	–	(1)	1
Foreign currency translation	3	1	(4)
Reported sales change(1)	4%	11%	(12)%

(1)	Totals may not sum due to rounding.

Income (Loss) from Continuing Operations

Income from continuing operations decreased from approximately $242 million in 2010 to approximately $154 million in 2011.

Factors affecting the change in income from continuing operations in 2011 compared to 2010 included:

Positive factors:

¡	Pricing actions
¡	Cost savings from restructuring and productivity improvement initiatives
¡	Lower employee-related costs
¡	Impact of foreign currency translation
¡	Lower interest expense
¡	Gain on sale of a product line

Negative factors:

¡	Raw material inflation
¡	Higher tax expense due to one-time benefit from discrete tax events in the prior year
¡	Lower volume
¡	Higher costs associated with restructuring
¡	Higher investments in growth and infrastructure
¡	OCP divesture-related costs

Cost Reduction Actions

2011 Actions

In 2011, we recorded approximately $45 million in restructuring charges, consisting of severance and related costs for the reduction of approximately 910 positions, asset impairment charges, and lease cancellation costs. We anticipate approximately $55 million in annualized savings from these restructuring actions, with approximately one-fourth of the benefit realized in 2011 and the remainder expected to be realized by the end of 2012.

Q3 2010 — Q4 2010 Actions

In the second half of 2010, we recorded approximately $10 million in restructuring charges, consisting of severance and related costs for the reduction of approximately 725 positions, asset impairment charges, and lease cancellation costs. We anticipate approximately $12 million in annualized savings from these restructuring actions to be realized by the end of 2012.

Q4 2008 — Q2 2010 Program

In the fourth quarter of 2008, we initiated a restructuring program that generated approximately $180 million in annualized savings. We realized actual savings, net of transition costs, of approximately $75 million in 2009 and an incremental $72 million in 2010. The remainder of the savings was realized in 2011.

We recorded approximately $150 million in restructuring charges (of which $105 million represents cash charges) related to this restructuring program, consisting of severance and related costs, asset impairment charges, and lease cancellation costs. Severance and related costs were related to approximately 4,350 positions.

Refer to Note 10, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.

Free Cash Flow

Free cash flow refers to funds available for uses of cash that do not directly or immediately support our underlying businesses, such as dividends, debt reductions, acquisitions, and share repurchases. We believe that this non-GAAP financial measure provides meaningful supplemental information to assist investors in their financial analysis of the Company.

(In millions)	2011	2010	2009

Net cash provided by operating activities	$422.7	$486.7	$569.0
Purchase of property, plant and equipment, net	(105.0)	(83.5)	(69.7)
Purchase of software and other deferred charges	(26.0)	(25.1)	(30.6)
Proceeds from sale (purchase) of investments, net(1)	.3	.8	(.5)
Free cash flow	$292.0	$378.9	$468.2

(1)	Net proceeds from sale (purchase) of investments related to net purchases/sales of securities held by our captive insurance company in 2011, 2010 and 2009, and sales of other investments in 2010.

Free cash flow in 2011 reflected income from operations, the timing of collection of trade accounts receivable, the amount and timing of payments for inventory purchases, and the collection of

16 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

value-added tax receivables. These factors were partially offset by payments of 2010 employee bonuses, payments for severance and other costs related to various restructuring actions and programs, capital expenditures, as well as contributions to our pension plans.

Free cash flow in 2010 reflected income from operations, the amount and timing of payments for inventory purchases, and improved accounts receivable collection efforts These factors were more than offset by higher accounts receivable and inventory levels due to the increase in sales, payments of severance and other costs related to various restructuring programs, payment of 2009 employee bonuses and trade rebates, as well as net spending on property, plant, and equipment and spending on software and other deferred charges.

See “Analysis of Results of Operations” and “Liquidity” below for more information.

Dividend

In January 2012, we announced an 8% increase in the first quarter 2012 dividend to $0.27 per share from our previous quarterly dividend of $0.25 per share.

Outlook

Certain factors that we believe may contribute to results for 2012 compared to results for 2011 are listed below.

We expect sales on an organic basis and earnings from continuing operations to increase in 2012.

We expect contributions to our pension plans (both domestic and international) of at least $75 million in 2012, which excludes any additional contributions we may make using the net proceeds from the OCP sale.

We anticipate restructuring costs to continue in the next few years as we continue our cost reduction initiatives. For 2012, we estimate restructuring costs and other items of approximately $25 million.

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

We anticipate our capital and software expenditures in 2012 to be approximately $150 million.

We expect the sale of OCP to be completed in the second half of 2012. We expect to recognize a gain on the sale, the magnitude of which will be impacted by, among other things, pre- and post-closing adjustments to gross proceeds, taxes and additional transaction costs through closing.

ANALYSIS OF RESULTS OF OPERATIONS

Income (Loss) From Continuing Operations Before Taxes:

(In millions)	2011	2010	2009

Net sales	$6,026.3	$5,782.0	$5,186.2
Cost of products sold	4,504.9	4,268.2	3,929.8
Gross profit	1,521.4	1,513.8	1,256.4
Marketing, general and administrative expense	1,170.9	1,178.9	1,088.1
Goodwill and indefinite-lived intangible asset impairment charges	–	–	832.0
Interest expense	71.0	76.3	84.9
Other expense, net	46.6	19.6	178.0
Income (loss) from continuing operations before taxes	$232.9	$239.0	$(926.6)

As a Percent of Sales:	%	%	%

Gross profit	25.2	26.2	24.2
Marketing, general and administrative expense	19.4	20.4	21.0
Income (loss) from continuing operations before taxes	3.9	4.1	(17.9)

Sales

Sales increased approximately 4% in 2011 and 11% in 2010.

The increase in 2011 reflected higher sales on an organic basis and the favorable impact of foreign currency translation. On an organic basis, sales grew in 2011 as the benefits from pricing actions in our Pressure-sensitive Materials segment more than offset volume declines experienced across the Company.

The increase in 2010 reflected higher sales on an organic basis and the favorable impact of foreign currency translation, partially offset by the estimated impact of the extra week in the first quarter of 2009. On an organic basis, the sales growth in 2010 reflected higher volume driven by increased demand across all major regions, led by double-digit growth in the Pressure-sensitive Materials and Retail Branding and Information Solutions segments.

Gross Profit Margin

Gross profit margin in 2011 declined compared to 2010, as raw material inflation, lower volume, and higher employee-related costs were mostly offset by benefits from pricing actions and cost savings related to restructuring and productivity improvement initiatives.

Gross profit margin in 2010 improved compared to 2009, reflecting increased volume and the benefits from restructuring and productivity improvement initiatives, partially offset by raw material inflation and higher employee-related costs.

Marketing, General and Administrative Expense

Marketing, general and administrative expense in 2011 was flat compared to 2010, as lower employee-related costs and cost savings from restructuring and productivity improvement initiatives were offset by the negative impact of foreign currency translation and higher investments in growth and infrastructure.

The increase in marketing, general and administrative expense in 2010 compared to 2009 primarily reflected higher employee-related costs, higher investments in growth and infrastructure, and

Management’s Discussion and Analysis of Financial Condition and Results of Operations

lower spending in 2009 due to adverse global economic conditions. These increases were partially offset by savings from restructuring and productivity improvement initiatives.

Interest Expense

Interest expense decreased 7%, or approximately $5 million, in 2011, and 10%, or approximately $9 million, in 2010, in each case due primarily to retirements and repayments of certain indebtedness.

Other Expense, net

(In millions, pretax)	2011	2010	2009

Restructuring costs:
Severance and related costs	$35.5	$10.0	$78.5
Asset impairment and lease cancellation charges	9.0	2.7	37.3
Other items:
Gain on sale of a product line	(5.6)	–	–
Gain on sale of investments	–	(.5)	–
Loss from debt extinguishments	.7	4.0	21.2
Loss from curtailment of domestic pension obligations	–	2.5	–
Legal settlements	(1.2)	.9	41.0
OCP divestiture-related costs	8.2	–	–
Other expense, net	$46.6	$19.6	$178.0

Refer to Note 10, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information regarding costs associated with restructuring.

For more information regarding the debt extinguishment, refer to “Financial Condition” below, and Note 4, “Debt,” to the Consolidated Financial Statements.

Net Income (Loss) and Earnings per Share:

(In millions, except per share amounts)	2011	2010	2009

Income (loss) from continuing operations before taxes	$232.9	$239.0	$(926.6)
Provision for (benefit from) income taxes	78.5	(2.8)	(92.0)
Income (loss) from continuing operations	154.4	241.8	(834.6)
Income from discontinued operations, net of tax	35.7	75.1	87.9
Net income (loss)	$190.1	$316.9	$(746.7)
Net income (loss) per common share	$1.80	$3.00	$(7.21)
Net income (loss) per common share, assuming dilution	1.78	2.97	(7.21)
Net income (loss) as a percent of sales	3.2%	5.5%	(14.4)%
Effective tax rate for continuing operations	33.7%	(1.2)%	9.9%

Provision for (Benefit from) Income Taxes

The effective tax rate for continuing operations was approximately 34% for 2011 compared with approximately (1%) for 2010. The 2011 effective tax rate for continuing operations reflected $8.3 million of expense for increases in valuation allowances and $2.8 million of expense from the settlement of a foreign tax audit. The 2010 effective tax rate reflected $45.5 million of benefit from net operating losses resulting from the local statutory write-down of certain investments in Europe due to a decline in their value. The decline in value established a net operating loss asset subject to recapture. As a result of a legal entity restructuring, the liability for the recapture was eliminated, causing us to recognize a discrete tax benefit in the fourth quarter. We do not expect events of this nature to occur frequently since the recognition of the tax effects of declines in values of subsidiaries requires specific tax planning and restructuring actions, and we have no plans to pursue such actions.

The 2010 effective tax rate also reflected $17.7 million of net benefit from normally-occurring releases and accruals of certain tax reserves, which were in part due to reductions in our tax positions for prior years from settlements with taxing jurisdictions and lapses of applicable statutory periods. Net operating losses, including the net operating losses which resulted from the local statutory write-down of certain investments in Europe referenced above, may offset future taxable income, thereby lowering cash tax payments over the coming years.

Refer to Note 11, “Taxes on Income,” to the Consolidated Financial Statements for more information.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, included the earnings of our OCP business and certain costs associated with the divestiture transaction. Income from discontinued operations included net sales from this business of approximately $760 million in 2011, $809 million in 2010, and $845 million in 2009.

Refer to Note 2, “Discontinued Operations and Sale of Product Lines,” to the Consolidated Financial Statements for more information.

18 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS BY SEGMENT

Operating income (loss) refers to income (loss) from continuing operations before interest and taxes.

Pressure-sensitive Materials Segment

(In millions)	2011	2010	2009

Net sales including intersegment sales	$4,141.6	$3,874.4	$3,525.0
Less intersegment sales	(170.0)	(157.0)	(147.1)
Net sales	$3,971.6	$3,717.4	$3,377.9
Operating income(1)	312.8	307.0	174.0
(1) Included costs associated with restructuring in all years, legal settlement costs in 2011 and 2009, and loss from curtailment of domestic pension obligations and net gain on legal settlements in 2010	$16.9	$7.1	$75.9

Net Sales

Sales in our Pressure-sensitive Materials segment increased approximately 7% in 2011 and 10% in 2010.

In 2011, the increase reflected sales growth on an organic basis and the favorable impact of foreign currency translation. On an organic basis, sales grew approximately 4% in 2011, reflecting the benefit from pricing actions.

In our Label and Packaging Materials business, sales on an organic basis increased in 2011 at a mid-single digit rate, driven primarily by pricing actions taken across all of our geographic regions to offset raw material inflation.

In our Graphics and Reflective Solutions business, sales on an organic basis increased in 2011 at a mid-single digit rate, driven primarily by higher volume.

In 2010, the increase reflected sales growth on an organic basis and the favorable impact of foreign currency translation, partially offset by the estimated impact of the extra week in the first quarter of 2009. On an organic basis, sales grew 11% in 2010, reflecting higher volume driven by increased demand.

In our Label and Packaging Materials business, sales on an organic basis increased in 2010 at a low-double digit rate, reflecting growth in all of our geographic regions.

In our Graphics and Reflective Solutions business, sales on an organic basis increased in 2010 at a high-single digit rate, reflecting increased promotional spending by customers and our new product launches.

Operating Income

Increased operating income in 2011 reflected the benefit from pricing actions, cost savings from restructuring and productivity improvement initiatives, and lower employee-related costs, partially offset by raw material inflation, lower volume, higher costs associated with restructuring, and higher investments in growth and infrastructure.

Increased operating income in 2010 reflected higher volume, lower net legal settlement costs, cost savings from restructuring and productivity improvement initiatives, the benefits from pricing, and lower costs associated with restructuring, partially offset by raw material inflation, higher employee-related costs, and higher investments in growth and infrastructure.

Retail Branding and Information Solutions Segment

(In millions)	2011	2010	2009

Net sales including intersegment sales	$1,503.1	$1,524.1	$1,322.8
Less intersegment sales	(2.3)	(2.0)	(1.6)
Net sales	$1,500.8	$1,522.1	$1,321.2
Operating income (loss)(1)(2)	49.9	59.9	(905.1)
(1) Included costs associated with restructuring in all years, a gain on legal settlement in 2011, and loss from curtailment of domestic pension obligations and net legal settlement costs in 2010	$18.2	$5.8	$51.7
(2) Included goodwill and indefinite-lived intangible asset impairment charges in 2009	$–	$–	$832.0

Net Sales

Sales in our Retail Branding and Information Solutions segment decreased approximately 1% in 2011 and increased approximately 15% in 2010.

In 2011, the decrease reflected a sales decline on an organic basis, partially offset by the favorable impact of foreign currency translation. On an organic basis, sales declined approximately 3% due to lower unit demand from retailers and brands in the U.S. and Europe, reflecting caution about consumer spending.

In 2010, sales on reported and organic bases increased 15% compared to 2009, as the favorable impact of foreign currency translation was offset by the estimated impact of the extra week in the first quarter of 2009. The sales growth reflected increased demand due in part to significant inventory reductions by apparel retailers during 2009, as well as new programs with key brands and retailers.

Operating Income (Loss)

Decreased operating income in 2011 primarily reflected lower volume, higher costs associated with restructuring, raw material inflation, and higher investments in growth and infrastructure, partially offset by cost savings from restructuring and productivity improvement initiatives, lower employee-related costs, and the benefit from pricing actions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Increased operating income in 2010 primarily reflected the absence of the goodwill and indefinite-lived intangible asset impairment charges recorded in the prior year. Operating income also increased due to the benefits of higher volume, cost savings from restructuring and productivity improvement initiatives, and lower costs associated with restructuring, partially offset by higher employee-related costs.

Other specialty converting businesses

(In millions)	2011	2010	2009

Net sales including intersegment sales	$593.4	$573.2	$502.9
Less intersegment sales	(39.5)	(30.7)	(15.8)
Net sales	$553.9	$542.5	$487.1
Operating loss(1)	(6.9)	(.4)	(45.3)
(1) Included costs associated with restructuring in all years, a gain on sale of a product line in 2011, and loss from curtailment of domestic pension obligations in 2010	$2.6	$3.2	$29.2

Net Sales

Sales in our other specialty converting businesses increased approximately 2% in 2011 and 11% in 2010.

In 2011, the increase reflected sales growth on an organic basis and the favorable impact of foreign currency translation. On an organic basis, sales grew approximately 1%.

In 2010, the increase reflected sales growth on an organic basis, partially offset by the unfavorable impact of foreign currency translation and the estimated impact of the extra week in the first quarter of 2009. On an organic basis, sales grew approximately 12%, reflecting increased demand for products for automotive applications, which had been down sharply in 2009.

Operating Loss

Increased operating loss for these businesses in 2011 reflected raw material inflation, higher costs associated with restructuring, higher investments in growth and infrastructure, and lower volume, partially offset by the benefit from pricing actions, a gain on sale of a product line, and lower employee-related costs.

Decreased operating loss for these businesses in 2010 reflected lower costs associated with restructuring, higher volume, and cost savings from restructuring and productivity improvement initiatives, partially offset by raw material inflation and higher employee-related costs.

20 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION

Liquidity

Cash Flow from Operating Activities:

(In millions)	2011	2010	2009

Net income (loss)	$190.1	$316.9	$(746.7)
Depreciation and amortization	246.5	247.6	267.3
Provision for doubtful accounts	16.8	16.3	19.3
Goodwill and indefinite-lived intangible asset impairment charges	–	–	832.0
Asset impairment, gain on sale of product line, and net loss on sale/disposal of assets	9.9	5.1	48.0
Loss from debt extinguishments	.7	4.0	21.2
Stock-based compensation	39.6	35.2	25.8
Other non-cash expense and loss	38.1	43.6	22.0
Other non-cash income and gain	(2.0)	(.5)	(8.7)
Trade accounts receivable	(43.6)	(87.6)	95.7
Inventories	(22.2)	(35.6)	133.3
Other current assets	29.4	(39.8)	40.6
Accounts payable	31.3	76.5	(14.5)
Accrued liabilities	(94.9)	30.0	(37.9)
Income taxes (deferred and accrued)	36.6	(60.2)	(90.7)
Other assets	1.5	(12.2)	2.3
Long-term retirement benefits and other liabilities	(55.1)	(52.6)	(40.0)
Net cash provided by operating activities	$422.7	$486.7	$569.0

For cash flow purposes, changes in assets and liabilities and other adjustments exclude the impact of foreign currency translation (discussed below in “Analysis of Selected Balance Sheet Accounts”).

In 2011, cash flow provided by operating activities reflected income from operations, the timing of collection of trade accounts receivable, the amount and timing of payments for inventory purchases, and the collection of value-added tax receivables. These factors were partially offset by payments of 2010 employee bonuses, payments for severance and other costs related to various restructuring actions, as well as contributions to our pension plans.

In 2010, cash flow provided by operating activities reflected income from operations, the amount and timing of payments for inventory purchases, and improved accounts receivable collection efforts. These factors were more than offset by higher accounts receivable and inventory levels to support sales, and payments of severance and other costs related to various restructuring actions, payments of 2009 employee bonuses and trade rebates.

Cash Flow from Investing Activities:

(In millions)	2011	2010	2009

Purchase of property, plant and equipment, net	$(105.0)	$(83.5)	$(69.7)
Purchase of software and other deferred charges	(26.0)	(25.1)	(30.6)
Proceeds from sale of product lines	21.5	–	–
Proceeds from sale (purchase) of investments, net	.3	.8	(.5)
Other	5.0	–	(5.0)
Net cash used in investing activities	$(104.2)	$(107.8)	$(105.8)

Capital and Software Spending

In 2011 and 2010, we invested in various capital projects companywide.

Information technology investments in 2011 and 2010 included customer service and standardization initiatives.

Proceeds from Sale of Product Lines

In 2011, we received proceeds totaling $21.5 million from the sale of two product lines, one in our Performance Films business ($21 million) and the other in our Label and Packaging Materials business ($.5 million).

Cash Flow from Financing Activities:

(In millions)	2011	2010	2009

Net change in borrowings and payments of debt	$(147.9)	$(189.8)	$(300.6)
Dividends paid	(106.5)	(88.7)	(134.9)
Purchase of treasury stock	(13.5)	(108.7)	–
Proceeds from exercise of stock options, net	3.9	2.5	.6
Other	(7.5)	(6.8)	2.2
Net cash used in financing activities	$(271.5)	$(391.5)	$(432.7)

Borrowings and Repayment of Debt

Short-term variable rate domestic borrowings from commercial paper issuances were $149.4 million at year end 2011 (weighted-average interest rate of .4%), compared to $298 million at year end 2010 (weighted-average interest rate of .4%).

At year end 2011, our borrowings outstanding under foreign short-term lines of credit were $76.2 million (weighted-average interest rate of 12.9%), compared to $81.8 million at year end 2010 (weighted-average interest rate of 10.6%).

The decrease in outstanding commercial paper and foreign short-term borrowings reflected positive cash flow from improved working capital.

We had medium-term notes of $50 million outstanding at both year end 2011 and 2010.

In December 2011, we amended and restated our revolving credit facility (the “Revolver”) with certain domestic and foreign banks, which reduced the amount available thereunder from $1 billion to $675 million. The amendment extended the Revolver’s maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. In conjunction with the amendment, we

Management’s Discussion and Analysis of Financial Condition and Results of Operations

recorded a debt extinguishment loss of $.7 million (included in “Other expense, net” in the Consolidated Statements of Operations) related to the unamortized debt issuance costs for the original Revolver.

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

In April 2010, we issued $250 million of senior notes bearing an interest rate of 5.375% per year, due April 2020. Approximately $248 million in proceeds from the offering, net of underwriting discounts and offering expenses, were used, together with commercial paper borrowings, to repay the $325 million in indebtedness outstanding under a credit agreement of one of our wholly-owned subsidiaries (the “Credit Facility”) in May 2010. In the second quarter of 2010, we recorded a debt extinguishment loss of $1.2 million related to unamortized debt issuance costs from the Credit Facility.

Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.

Refer to “Capital Resources” below for further information on the 2011 and 2010 borrowings and repayment of debt.

Dividend Payments

Our annual dividend per share was $1.00 in 2011 compared to $.80 in 2010.

In January 2012, we announced a first quarter 2012 dividend of $.27 per share, representing an 8% increase from our previous quarterly dividend of $.25 per share.

Share Repurchases

The Board of Directors authorizes repurchases of shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plans or used for other corporate purposes. We repurchased approximately 2.7 million shares totaling $108.7 million during the fourth quarter of 2010 to offset the impact of dilution on earnings per share associated with the issuance of approximately 2.1 million shares of our common stock as a result of the remarketing of our remaining HiMEDS senior notes in November 2010. Additionally, in December 2010, we executed the repurchase of approximately .3 million shares for $13.5 million which settled in January 2011.

On January 27, 2011, our Board of Directors authorized the repurchase of an additional 5 million shares of our stock. As of December 31, 2011, approximately 6 million shares were available for repurchase under this and prior Board authorizations.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

Goodwill decreased approximately $182 million during 2011, which primarily reflected the reclassification of “Goodwill” associated with the OCP business to “Assets held for sale” ($166 million), as well as the impact of foreign currency translation.

Other intangibles resulting from business acquisitions, net, decreased approximately $68 million during 2011, which reflected current year amortization expense ($34 million), the reclassification of “Other intangibles resulting from business acquisitions” associated with the OCP business to “Assets held for sale” ($33 million), as well as the impact of foreign currency translation.

Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for more information.

Other assets decreased approximately $17 million during 2011, which reflected amortization expense of software and other deferred charges ($41 million), a decrease in long-term pension assets ($4 million), the reclassification of “Other Assets” to “Assets held for sale” associated with the OCP business ($4 million), a reclassification to “Current deferred and payable income taxes” ($1 million), and the impact of foreign currency translation ($1 million). These decreases were partially offset by purchases of software and other deferred charges ($26 million), an increase in the cash surrender value of our corporate-owned life insurance ($4 million), and the capitalization of refinancing costs associated with the Revolver, net of the write-off of previous unamortized financing costs ($2 million).

Refer to Note 2, “Discontinued Operations and Sale of Product Lines,” to the Consolidated Financial Statements for more information.

Shareholders’ Equity Accounts

Our shareholders’ equity was $1.66 billion at year end 2011, compared to $1.65 billion at year end 2010. The increase in our shareholders’ equity reflected net income and full utilization of the remaining shares held in our Employee Stock Benefit Trust (“ESBT”). These increases were partially offset by dividend payments, a decrease in “Accumulated other comprehensive loss,” the impact of foreign currency translation, and an increase of our treasury stock (see below for more information). See “Dividend Payments” and “Share Repurchases.”

22 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The ESBT terminated in July 2011 upon the utilization of the remaining balance of shares held therein, and we began funding a portion of our employee-related expenses using shares of our common stock held in treasury.

The value of the ESBT decreased by approximately $73 million in 2011, reflecting the full utilization of shares held therein to settle a portion of our employee benefit obligations ($31 million). These shares were included as “Treasury stock at cost” in the Consolidated Balance Sheets. The decrease was also attributable to the use of these shares to settle exercises of stock options and releases of restricted stock units ($16 million) and fund our match of participant contributions in our U.S. defined contribution plan ($16 million), as well as a decrease in the market value of shares held in the ESBT ($10 million).

The value of our treasury stock increased by approximately $33 million in 2011, reflecting shares from our ESBT used to settle a portion of our employee benefit obligations ($31 million) and share repurchase activity which settled in January 2011 ($14 million). These increases were partially offset by the use of treasury shares to settle exercises of stock options and vesting of restricted stock units, and to fund our match of participant contributions in our U.S. defined contribution plan ($12 million). See “Share Repurchases” above for more information.

Accumulated other comprehensive loss increased by approximately $120 million during 2011 due primarily to increased net actuarial losses in our pension and other postretirement plans as a result of lower discount rates, partially offset by the current year amortization of net pension transition obligations and prior service cost ($73 million). Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information. The increase was also attributable to the impact of foreign currency translation ($49 million), partially offset by a net gain on derivative instruments designated as cash flow and firm commitment hedges ($2 million).

Impact of Foreign Currency Translation:

(In millions)	2011	2010	2009

Change in net sales	$145	$23	$(234)
Change in net income	9	(3)	(6)

In 2011, international operations generated approximately 73% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

The effect of currency translation on sales in 2011 primarily reflected a positive impact from sales denominated in euros, as well as in the currencies of China and Australia.

Translation gains and losses for operations in hyperinflationary economies, if any, are included in net income in the period incurred. Operations are treated as being in a hyperinflationary economy based on the cumulative inflation rate over the past three years. In 2011, 2010 and 2009, we had no operations in hyperinflationary economies.

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

Operational Working Capital Ratio

Working capital (current assets minus current liabilities), as a percent of net sales, increased in 2011 due to a decrease in short-term and the current portion of long-term debt, a decrease in accrued payroll and benefits and accrued liabilities, partially offset by a decrease in net accounts receivable.

Operational working capital, as a percent of net sales, is reconciled with working capital below. We use this non-GAAP financial measure as a tool to assess our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount and timing, and therefore, may increase the volatility of the working capital ratio from period to period. Additionally, the items excluded from this measure are not necessarily indicative of the underlying trends of our operations and are not significantly influenced by the day-to-day activities that are managed at the operating level. Refer to “Non-GAAP Financial Measures.” Our objective is to minimize our investment in operational working capital, as a percentage of sales, by reducing this ratio to maximize cash flow and return on investment.

Operational Working Capital:

(In millions)	2011	2010

(A) Working capital (current assets minus current liabilities)	$271.3	$120.1
Reconciling items:
Cash and cash equivalents	(178.0)	(127.5)
Current deferred and refundable income taxes and other current assets	(233.7)	(308.4)
Short-term and current portion of long-term debt	227.1	381.0
Current deferred and payable income taxes and other current accrued liabilities	529.0	702.6
(B) Operational working capital	$615.7	$767.8
(C) Net sales	$6,026.3	$6,512.7 (1)
Working capital, as a percent of net sales (A) ÷ (C)	4.5%	1.8%
Operational working capital, as a percent of net sales (B) ÷ (C)	10.2%	11.8%

(1)	Net sales for 2010 was not restated for discontinued operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As a percent of net sales, operational working capital in 2011 decreased compared to 2010. The primary factors contributing to this change, which includes the impact of foreign currency translation, are discussed below.

Accounts Receivable Ratio

The average number of days sales outstanding was 63 days in 2011 compared to 57 days in 2010, calculated using a four-quarter average accounts receivable balance divided by the average daily sales for the year. The change from prior year in the average number of days sales outstanding primarily reflected the impact of discontinued operations associated with the OCP business which approximated five days. The change from prior year was also attributable to the timing of collections.

Inventory Ratio

Average inventory turnover was 7.8 in 2011 compared to 8.6 in 2010, calculated using the annual cost of sales divided by a four-quarter average inventory balance. The change from prior year in the average inventory turnover was primarily due to the effect of discontinued operations associated with the OCP business which impacted the average inventory turnover by approximately one and the continued focus on improvements in inventory management.

Accounts Payable Ratio

The average number of days payable outstanding was 61 days in 2011 compared to 58 days in 2010, calculated using a four-quarter average accounts payable balance divided by the average daily cost of products sold for the year. The change from prior year in the average number of days payable outstanding was primarily due to the impact of discontinued operations associated with the OCP business which approximated four days, partially offset by the timing of payments to vendors.

Net Debt to EBITDA Ratio

We believe the net debt to EBITDA ratio is a meaningful measurement because investors view it as an indicator of our leverage position.

(Dollars in millions)	2011	2010	2009

Income (loss) from continuing operations	$154.4	$241.8	$(834.6)
Reconciling items:
Interest expense	71.0	76.3	84.9
Provision for (benefit from) income taxes	78.5	(2.8)	(92.0)
Depreciation	157.8	161.7	174.0
Amortization	76.7	72.6	77.1
EBITDA	$538.4	$549.6	$(590.6)
Total debt	$1,181.3	$1,337.2	$1,624.3
Less cash and cash equivalents	(178.0)	(127.5)	(138.1)
Net debt	$1,003.3	$1,209.7	$1,486.2
Net debt to EBITDA ratio	1.9	2.2	n/m (1)

(1)	The net debt to EBITDA ratio was not meaningful for 2009 as EBITDA was negative. EBITDA in 2009 included $832 in charges related to the impairment of goodwill and indefinite-lived intangibles.

In 2011, the net debt to EBITDA ratio was lower compared to 2010 primarily due to a decrease in commercial paper borrowings and the impact of provision for (benefit from) income taxes, partially offset by lower net income from continuing operations.

In 2010, the net debt to EBITDA ratio improved compared to 2009 primarily due to the impact of goodwill and indefinite-lived intangible asset impairment charges recorded in the prior year, repayment of debt, and an increase in net income from continuing operations.

Financial Covenants

Our various loan agreements in effect at year end require that we maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of December 31, 2011, we were in compliance with these financial covenants.

Fair Value of Debt

The fair value of our long-term debt is estimated primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. At year end, the fair value of our total debt, including short-term borrowings, was $1.22 billion in 2011 and $1.39 billion in 2010. Fair value amounts were determined primarily based on Level 2 inputs, which are defined as inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies” to the Consolidated Financial Statements for further information.

Capital Resources

Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year end 2011, we had cash and cash equivalents of approximately $178 million held in accounts at third-party financial institutions.

Our cash balances are held in numerous locations throughout the world. At December 31, 2011, substantially all of our cash and cash equivalents were held by our foreign subsidiaries. Our policy is to indefinitely reinvest the majority of the earnings of our foreign subsidiaries. To meet U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries and repatriating certain foreign earnings.

In December 2011, we amended and restated the Revolver, which reduced the amount available thereunder from $1 billion to $675 million. The amendment extended the Revolver’s maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. Based upon our current outlook for our business and market conditions, we believe that the Revolver, in addition to the

24 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

uncommitted bank lines of credit maintained in the countries in which we operate, will provide the liquidity to fund our operations during 2012. No balances were outstanding under the Revolver as of December 31, 2011.

Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.

We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

Our total debt decreased by approximately $156 million in 2011 to $1.18 billion compared to $1.34 billion at year end 2010, reflecting a decrease in commercial paper borrowings. Refer to “Borrowings and Repayment of Debt” above for more information.

We have $1.6 million of debt maturities due in 2012.

We had standby letters of credit with an aggregate contract amount outstanding totaling $36.1 million and $41.1 million at the end of 2011 and 2010, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.

Our uncommitted lines of credit were approximately $452 million at year end 2011 and may be cancelled by the banks or us at any time.

Credit ratings are a significant factor in our ability to raise short-term and long-term financing. The credit ratings assigned to us also impact the interest rates paid and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings below our current levels could impact our ability to access the commercial paper markets. If our access to commercial paper markets were to become limited, the Revolver and our other credit facilities are available to meet our short-term funding requirements, if necessary. When determining a credit rating, the rating agencies place significant weight on our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team. We remain committed to retaining an investment grade rating.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2011:

	Payments Due by Period

(In millions)	Total	2012	2013	2014	2015	2016	Thereafter

Short-term lines of credit	$226.6	$226.6	$–	$–	$–	$–	$–
Long-term debt	949.2	–	250.0	–	5.0	–	694.2
Long-term capital leases	6.6	1.6	1.9	1.6	.8	.1	.6
Interest on long-term debt(1)	450.1	54.9	43.3	42.8	42.6	42.4	224.1
Operating leases	220.0	64.0	46.3	29.4	21.4	13.6	45.3
Pension and postretirement benefit payments (unfunded plans)	71.5	7.5	6.9	6.3	5.9	5.4	39.5
Total contractual obligations	$1,924.0	$354.6	$348.4	$80.1	$75.7	$61.5	$1,003.7

(1)	Interest on floating rate debt was estimated using the index rate in effect as of December 31, 2011.

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

The table above does not include:

•

Purchase obligations or open purchase orders at year end — It is impracticable for us to either obtain such information or provide a reasonable estimate due to the decentralized nature of our purchasing systems. In addition, purchase orders are generally at fair value and are cancelable without penalty.

•

Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans – Benefits paid by our funded pension plans are paid through a trust or trust equivalent. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included in this table as we are not able to estimate required contributions to the trust or trust equivalent. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for expected contributions to our plans.

•

Unfunded termination indemnity benefits to certain employees outside of the U.S. — These benefits are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to performance under these types of arrangements.

•	Unrecognized tax benefit reserves of approximately $120.3 million, excluding interest and penalties, of which approximately $7.7 million may become payable during

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2012. The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 11, “Taxes Based on Income,” to the Consolidated Financial Statements for further information on unrecognized tax benefits.
•

Obligations associated with a commercial facility located in Mentor, Ohio, used primarily for the headquarters and research center of our Label and Packaging Materials division. The facility consists generally of land, buildings, equipment and office furnishings. We lease the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor’s debt of $11.5 million (collectively, the “Guarantee”). At the end of the lease term, we have an option to purchase the facility at an amount equivalent to the value of the Guarantee. We also have an option to remarket the facility at an amount at least equivalent to the Guarantee if the value of the facility is above a certain threshold. However, if the value of the facility is below the threshold, we may be required to pay the lessor an amount equivalent to the residual value guarantee. Refer to Note 7, “Commitments,” to the Consolidated Financial Statements for more information.

Subsequent to year end 2011, we entered into a 15-year lease commitment in the Netherlands for an aggregate amount of approximately $60 million. We expect to commence the lease in 2014.

Legal Proceedings

We and our subsidiaries are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. We have accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expense to resolve these matters could be higher than the liabilities accrued by us; however, we are unable to reasonably estimate a range of potential expenses. If information becomes available that allows us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we will adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expense for resolving any future matters will be assessed as they arise; until then, a range of potential expense for such resolution cannot be determined. Based upon current information, management believes that the impact of the resolution of these matters is not, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental Matters

As of December 31, 2011, we have been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at thirteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed. We are participating with other PRPs at such sites, and anticipate that our share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

We have accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. Because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate these sites could be higher than the liabilities accrued by us; however, we are unable to reasonably estimate a range of potential expenses. If information becomes available that allows us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we will adjust our environmental liabilities accordingly. In addition, we could identify additional sites for cleanup in the future. The range of expense for remediation of any future-identified sites will be assessed as they arise; until then, a range of expense for such remediation cannot be determined.

The activity in 2011 and 2010 related to environmental liabilities was as follows:

(In millions)	2011	2010

Balance at beginning of year	$46.3	$51.5
Accruals	.4	(1.2)
Payments	(6.1)	(4.0)
Balance at end of year	$40.6	$46.3

At year end 2011, approximately $10 million of the total balance was classified as short-term.

These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors.

Other

We participate in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. These advances are guaranteed by us. At year end 2011, we had guaranteed approximately $17 million.

At year end 2011, we guaranteed up to approximately $10 million of certain of our foreign subsidiaries’ obligations to their suppliers, as well as approximately $412 million of certain of our subsidiaries’ lines of credit with various financial institutions.

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

26 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from those estimates.

Critical accounting policies are those that are important to the portrayal of our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that critical accounting policies include accounting for revenue recognition, sales returns and allowances, accounts receivable allowances, inventory and inventory reserves, long-lived asset impairments, goodwill, fair value measurements, pension and postretirement benefits, income taxes, stock-based compensation, restructuring costs, litigation and environmental matters, and business combinations.

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

Sales rebates and discounts are common practice in the industries in which we operate. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based upon historical experience for similar programs and products. We review these rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Sales Returns and Allowances

Sales returns and allowances represent credits we grant to our customers (both affiliated and non-affiliated) for the return of unsatisfactory product or a negotiated allowance in lieu of return. We accrue for returns and allowances based upon the gross price of the products sold and historical experience for such products. We record these allowances based on the following factors: (i) customer-specific allowances; and (ii) an estimated amount, based on our historical experience, for issues not yet identified.

Accounts Receivable Allowances

We are required to make judgments as to the collectability of accounts receivable based on established aging policy, historical experience and future expectations. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. We record these allowances based on estimates related to the following factors: (i) customer-specific allowances; (ii) amounts based upon an aging schedule; and (iii) an estimated amount, based on our historical experience, for issues not yet identified. No single customer represented 10% or more of our net sales in, or trade accounts receivable at year end of, 2011 or 2010. However, during 2011, our ten largest customers by net sales represented 10% of our net sales. As of December 31, 2011, our ten largest customers by trade accounts receivable represented 12% of our trade accounts receivable. These customers were primarily concentrated in the Pressure-sensitive Materials segment. The financial position and operations of these customers are monitored on an ongoing basis.

Inventory and Inventory Reserves

Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out (“FIFO”) method. Inventory reserves are recorded to cost of products sold for damaged, obsolete, excess and slow-moving inventory and we establish a lower cost basis for the inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory.

Impairment of Long-lived Assets

We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Recoverability is measured by assessing the undiscounted cash flows expected to result from their use and eventual disposition. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

Goodwill and Indefinite-lived Intangible Assets

Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Our reporting units for the purpose of performing the impairment tests for goodwill consist of label and packaging materials; retail branding and information solutions; office and consumer products; graphics and reflective solutions; industrial products; and business media. For the purpose of performing the required impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

We test indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that the carrying values of the assets exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. If the carrying amount of an asset exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess.

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

Discount Rate

We, in consultation with our actuaries, annually review and determine the discount rates to be used in connection with our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans.

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

Healthcare Cost Trend Rate

Our practice is to fund the cost of postretirement benefits on a cash basis. For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2012. This rate is expected to decrease to approximately 5% by 2018.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely

28 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

Income taxes have not been provided on certain undistributed earnings of international subsidiaries because the earnings are considered to be indefinitely reinvested.

When establishing a valuation allowance, we consider future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” A tax planning strategy is defined as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event we determine the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. We also acquired certain net deferred tax assets with existing valuation allowances in prior years. If it is later determined that it is more likely than not that the deferred tax assets will be realized, we will release the valuation allowance to current earnings or adjust the purchase price allocation.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax returns. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense.

We do not believe there is a reasonable likelihood that there will be a material change in the tax-related balances or valuation allowance balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate.

Stock-Based Compensation

Valuation of Stock Options

Our stock-based compensation expense is based on the estimated fair value of awards expected to vest, amortized on a straight-line basis over the requisite service period.

The fair value of each of our stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options.

Risk-free interest rate was based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.

Expected stock price volatility for options represents an average of implied and historical volatility.

Expected dividend yield was based on the current annual dividend divided by the 12-month average of our monthly stock price prior to grant.

Expected option term was determined based on historical experience under our stock option and incentive plans.

Certain of the assumptions used above are based on management’s estimates. If factors change and require us to change our assumptions and estimates, our stock-based compensation expense could be significantly different in the future.

The fair value of restricted stock units is determined based on the closing price of our common stock as of the date of grant, as adjusted for foregone dividends. In addition, the fair value of certain stock-based awards that are subject to performance metrics based on market conditions is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the market condition target stipulated in the award.

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

Restructuring Costs

We have compensation plans that provide eligible employees with severance in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance using the benefit formula under the plans. Accordingly, we record provisions for such amounts and other related exit costs (including lease cancellation costs and asset impairment charges) when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for restructuring costs are recognized when incurred.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Litigation and Environmental Matters

We and our subsidiaries are involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be estimated, the best estimate within the range — or, if the most likely amount cannot be determined, the low end of the range — is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued.

Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. During each annual reporting period, we review our estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us a potentially responsible party. When it is probable that a loss will be incurred and where a range of the loss can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted.

Asset Retirement Obligations

We recognize a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within our control. Our asset retirement obligations primarily relate to lease restoration costs.

Business Combinations

We record the assets acquired and liabilities assumed from acquired businesses at fair value, and we make estimates and assumptions to determine fair value.

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

We apply significant assumptions and estimates in determining certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names, as well as related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock option awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. Generally, changes to the fair values of assets acquired and liabilities assumed (including cost estimates for certain obligations and liabilities) are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

RECENT ACCOUNTING REQUIREMENTS

Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for this information.

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

30 Avery Dennison Corporation 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

In both 2011 and 2010, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was approximately $1.3 million at year end 2011 and $.8 million at year end 2010.

The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that could be incurred by us, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity

An assumed 20 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1 million effect on our 2011 earnings.

An assumed 19 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1 million effect on our 2010 earnings.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	2011	2010

Assets
Current assets:
Cash and cash equivalents	$178.0	$127.5
Trade accounts receivable, less allowances of $43.3 and $51.4 at end of year 2011 and 2010, respectively	877.1	996.1
Inventories, net	475.1	519.9
Current deferred and refundable income taxes	117.4	144.7
Assets held for sale	454.9	–
Other current assets	116.3	163.7
Total current assets	2,218.8	1,951.9
Property, plant and equipment, net	1,079.4	1,262.9
Goodwill	759.3	940.8
Other intangibles resulting from business acquisitions, net	161.2	228.9
Non-current deferred income taxes	322.3	266.0
Other assets	431.7	448.9
	$4,972.7	$5,099.4

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term and current portion of long-term debt	$227.1	$381.0
Accounts payable	736.5	748.2
Accrued payroll and employee benefits	145.7	259.7
Accrued trade rebates	65.8	126.0
Current deferred and payable income taxes	81.8	53.2
Liabilities held for sale	154.5	–
Other accrued liabilities	235.7	263.7
Total current liabilities	1,647.1	1,831.8
Long-term debt	954.2	956.2
Long-term retirement benefits and other liabilities	587.1	541.1
Non-current deferred and payable income taxes	125.8	124.6
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value per share, authorized — 400,000,000 shares at end of year 2011 and 2010; issued — 124,126,624 shares at end of year 2011 and 2010; outstanding — 106,269,919 shares and 105,391,940 shares at end of year 2011 and 2010, respectively	124.1	124.1
Capital in excess of par value	778.6	768.0
Retained earnings	1,810.5	1,727.9
Employee stock benefit trust, 1,784,741 shares at end of year 2010	–	(73.2)
Treasury stock at cost, 17,841,705 shares and 16,934,943 shares at end of year 2011 and 2010, respectively	(791.5)	(758.2)
Accumulated other comprehensive loss	(263.2)	(142.9)
Total shareholders’ equity	1,658.5	1,645.7
	$4,972.7	$5,099.4

See Notes to Consolidated Financial Statements

32 Avery Dennison Corporation 2011 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	2011	2010	2009

Net sales	$6,026.3	$5,782.0	$5,186.2
Cost of products sold	4,504.9	4,268.2	3,929.8
Gross profit	1,521.4	1,513.8	1,256.4
Marketing, general and administrative expense	1,170.9	1,178.9	1,088.1
Goodwill and indefinite-lived intangible asset impairment charges	–	–	832.0
Interest expense	71.0	76.3	84.9
Other expense, net	46.6	19.6	178.0
Income (loss) from continuing operations before taxes	232.9	239.0	(926.6)
Provision for (benefit from) income taxes	78.5	(2.8)	(92.0)
Income (loss) from continuing operations	154.4	241.8	(834.6)
Income from discontinued operations, net of tax	35.7	75.1	87.9
Net income (loss)	$190.1	$316.9	$(746.7)

Per share amounts:
Net income (loss) per common share:
Continuing operations	$1.46	$2.29	$(8.06)
Discontinued operations	.34	.71	.85
Net income (loss) per common share	$1.80	$3.00	$(7.21)
Net income (loss) per common share, assuming dilution:
Continuing operations	$1.45	$2.27	$(8.06)
Discontinued operations	.33	.70	.85
Net income (loss) per common share, assuming dilution	$1.78	$2.97	$(7.21)
Dividends	$1.00	$.80	$1.22

Average shares outstanding:
Common shares	105.8	105.8	103.6
Common shares, assuming dilution	106.8	106.8	103.6

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Cost of unallocated ESOP shares	Employee stock benefit trust	Treasury stock	Accumulated other comprehensive (loss) income	Total

Fiscal year ended 2008	$ 124.1	$ 642.9	$ 2,381.3	$ (1.2)	$ (246.9)	$ (867.7)	$(282.5)	$ 1,750.0
Comprehensive income:
Net loss			(746.7)					(746.7)
Other comprehensive income (loss):
Foreign currency translation adjustment							103.4	103.4
Effective portion of gains or losses on cash flow hedges, net of tax of $2.9							4.8	4.8
Net actuarial loss, prior service cost and net transition asset, net of tax of $6.2							29.1	29.1
Other comprehensive income							137.3	137.3

Total comprehensive loss								(609.4)
Issuance of 6,459,088 shares for treasury in conjunction with HiMEDS conversion		16.0				296.9		312.9
Employee stock benefit trust transfer of 686,500 shares to treasury					25.0	(25.0)		–
Stock issued under option plans, including $8.2 of tax and dividends paid on stock held in stock trust		28.1			14.7			42.8
Dividends: $1.22 per share			(134.9)					(134.9)
ESOP transactions, net				1.2				1.2
Employee stock benefit trust market value adjustment		35.9			(35.9)			–
Fiscal year ended 2009	$ 124.1	$ 722.9	$ 1,499.7	$ –	$ (243.1)	$ (595.8)	$(145.2)	$ 1,362.6
Comprehensive income:
Net income			316.9					316.9
Other comprehensive income:
Foreign currency translation adjustment							18.1	18.1
Effective portion of gains or losses on cash flow hedges, net of tax of $1.2							2.0	2.0
Net actuarial loss, prior service cost and net transition asset, net of tax of $(3.3)							(17.8)	(17.8)
Other comprehensive income							2.3	2.3

Total comprehensive income								319.2
Issuance of 2,133,656 shares for treasury in conjunction with HiMEDS remarketing						109.3		109.3
Repurchase of 2,683,243 shares for treasury						(108.7)		(108.7)
Employee stock benefit transfer of 4,316,894 shares to treasury					163.0	(163.0)		–
Stock issued under stock option plans, including $4.4 of tax and dividends paid on stock held in stock trust		29.8			22.2			52.0
Dividends: $.80 per share			(88.7)					(88.7)
Employee stock benefit trust market value adjustment		15.3			(15.3)			–
Fiscal year ended 2010	$ 124.1	$ 768.0	$ 1,727.9	$ –	$ (73.2)	$ (758.2)	$(142.9)	$ 1,645.7
Comprehensive income:
Net income			190.1					190.1
Other comprehensive income:
Foreign currency translation adjustment							(49.5)	(49.5)
Effective portion of gains or losses on cash flow hedges, net of tax of $1.3							2.1	2.1
Net actuarial loss, prior service cost and net transition asset, net of tax of $(40)							(72.9)	(72.9)
Other comprehensive loss							(120.3)	(120.3)

Total comprehensive income								69.8
Repurchase of 316,757 shares for treasury						(13.5)		(13.5)
Employee stock benefit transfer of 954,536 shares to treasury					31.4	(31.4)		–
Stock issued under stock option plans, including $(.7) of tax and dividends paid on stock held in stock trust		20.7	(1.0)		31.7	11.6		63.0
Dividends: $1.00 per share			(106.5)					(106.5)
Employee stock benefit trust market value adjustment		(10.1)			10.1			–
Fiscal year ended 2011	$ 124.1	$ 778.6	$ 1,810.5	$ –	$ –	$ (791.5)	$(263.2)	$ 1,658.5

See Notes to Consolidated Financial Statements

34 Avery Dennison Corporation 2011 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	2011	2010	2009

Operating Activities
Net income (loss)	$190.1	$316.9	$(746.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	168.0	172.9	187.6
Amortization	78.5	74.7	79.7
Provision for doubtful accounts	16.8	16.3	19.3
Goodwill and indefinite-lived intangible asset impairment charges	–	–	832.0
Asset impairment, gain on sale of product line of $5.6 in 2011, and net loss on sale/disposal of assets of $2.7, $2.8, and $9.4 in 2011, 2010, and 2009, respectively	9.9	5.1	48.0
Loss from debt extinguishments	.7	4.0	21.2
Stock-based compensation	39.6	35.2	25.8
Other non-cash expense and loss	38.1	43.6	22.0
Other non-cash income and gain	(2.0)	(.5)	(8.7)
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(43.6)	(87.6)	95.7
Inventories	(22.2)	(35.6)	133.3
Other current assets	29.4	(39.8)	40.6
Accounts payable	31.3	76.5	(14.5)
Accrued liabilities	(94.9)	30.0	(37.9)
Taxes on income	37.6	(12.0)	.3
Deferred taxes	(1.0)	(48.2)	(91.0)
Other assets	1.5	(12.2)	2.3
Long-term retirement benefits and other liabilities	(55.1)	(52.6)	(40.0)
Net cash provided by operating activities	422.7	486.7	569.0

Investing Activities
Purchase of property, plant and equipment, net	(105.0)	(83.5)	(69.7)
Purchase of software and other deferred charges	(26.0)	(25.1)	(30.6)
Proceeds from sale of product lines	21.5	–	–
Proceeds from sale (purchase) of investments, net	.3	.8	(.5)
Other	5.0	–	(5.0)
Net cash used in investing activities	(104.2)	(107.8)	(105.8)

Financing Activities
Net decrease in borrowings (maturities of 90 days or less)	(146.4)	(98.4)	(192.3)
Additional borrowings (maturities longer than 90 days)	–	249.8	–
Payments of debt (maturities longer than 90 days)	(1.5)	(341.2)	(108.3)
Dividends paid	(106.5)	(88.7)	(134.9)
Purchase of treasury stock	(13.5)	(108.7)	–
Proceeds from exercise of stock options, net	3.9	2.5	.6
Other	(7.5)	(6.8)	2.2
Net cash used in financing activities	(271.5)	(391.5)	(432.7)
Effect of foreign currency translation on cash balances	3.5	2.0	2.1
Increase (decrease) in cash and cash equivalents	50.5	(10.6)	32.6
Cash and cash equivalents, beginning of year	127.5	138.1	105.5
Cash and cash equivalents, end of year	$178.0	$127.5	$138.1

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

Principles of Consolidation

The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation. Investments representing less than 20% ownership and in which the Company does not have significant influence are accounted for using the cost method of accounting.

Financial Presentation

As further discussed in Note 2, “Discontinued Operations and Sale of Product Lines,” the Company has classified results of its Office and Consumer Products (“OCP”) business, together with certain costs associated with the divestiture transaction, as discontinued operations in the Consolidated Statements of Operations for all periods presented. The assets and liabilities of the business were classified as “held for sale” in the Consolidated Balance Sheets as of year end 2011. This business comprises substantially all of the Company’s previously reported OCP segment. The operating results of the retained portion of this previously reported OCP segment, which are not significant, are included in other specialty converting businesses for all periods presented.

Certain prior year amounts have been reclassified to conform to current year presentation.

Segment Reporting

The Company has determined that it has the following two reportable segments for financial reporting purposes:

¡	Pressure-sensitive Materials — manufactures and sells pressure-sensitive labeling technology and materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and extruded films; and
¡	Retail Branding and Information Solutions — designs, manufactures and sells a wide variety of branding and information products and services, including brand and price tickets, tags and labels, and related services, supplies and equipment.

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

During the first quarter of fiscal 2011, the Company changed the names of certain of its segments and businesses. The Company’s Retail Information Services segment was changed to Retail Branding and Information Solutions. Within the Company’s Pressure-sensitive Materials segment, the names of the Roll Materials business and Graphics and Reflective Products business were changed to Label and Packaging Materials and Graphics and Reflective Solutions, respectively.

Refer to Note 12, “Segment Information,” for further information.

Fiscal Year

Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. The Company’s 2011 and 2010 fiscal years consisted of 52-week periods ending December 31, 2011 and January 1, 2011, respectively. The Company’s 2009 fiscal year consisted of a 53-week period ending January 2, 2010, with the extra week reflected in the first quarter.

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

36 Avery Dennison Corporation 2011 Annual Report

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying value of these assets approximates fair value due to the short maturity of the instruments. Cash paid for interest and income taxes was as follows:

(In millions)	2011	2010	2009

Interest, net of capitalized amounts	$65.0	$69.7	$78.3
Income taxes, net of refunds	70.5	94.5	47.5

In 2011, 2010, and 2009, non-cash activities included accruals for capital expenditures of $9.5 million, $12.4 million, and $8.2 million, respectively, due to the timing of payments. The Company released 1 million common shares totaling $31.4 million and 4.3 million common shares totaling $163 million, respectively, from the Company’s Employee Stock Benefit Trust (“ESBT”), to fulfill a portion of the Company’s employee benefit obligations during the first two quarters of 2011 and full year 2010. These shares were included as “Treasury stock at cost” in the Consolidated Balance Sheets.

Accounts Receivable

The Company records trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. The Company records these allowances based on estimates related to the following factors:

¡ ¡ ¡	Customer-specific allowances; Amounts based upon an aging schedule; and An estimated amount, based on the Company’s historical experience.

No single customer represented 10% or more of the Company’s net sales in, or trade accounts receivable at year end of, 2011 or 2010. However, during 2011, the ten largest customers by net sales represented 10% of the Company’s net sales. As of December 31, 2011, the ten largest customers by trade accounts receivable represented 12% of the Company’s trade accounts receivable. These customers were primarily concentrated in the Pressure-sensitive Materials segment. The Company does not generally require its customers to provide collateral.

Inventories

Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out (“FIFO”) method. Inventory reserves are recorded to cost of products sold for damaged, obsolete, excess and slow-moving inventory and the Company establishes a lower cost basis for the inventory. The Company uses estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product and the length of time the product has been included in inventory.

Inventories at end of year were as follows:

(In millions)	2011	2010

Raw materials	$216.2	$243.3
Work-in-progress	136.4	130.5
Finished goods	177.6	205.3
Inventories at lower of FIFO cost or market (approximates replacement cost)	530.2	579.1
Inventory reserves	(55.1)	(59.2)
Inventories, net	$475.1	$519.9

Property, Plant and Equipment

Major classes of property, plant and equipment are stated at cost and were as follows:

(In millions)	2011	2010

Land	$56.5	$65.1
Buildings and improvements	662.9	738.1
Machinery and equipment	2,108.1	2,325.7
Construction-in-progress	40.5	57.3
Property, plant and equipment	2,868.0	3,186.2
Accumulated depreciation	(1,788.6)	(1,923.3)
Property, plant and equipment, net	$1,079.4	$1,262.9

Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from two to forty-five years for buildings and improvements and two to fifteen years for machinery and equipment. Leasehold improvements are depreciated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

over the shorter of the useful life of the asset or the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income. There were no significant capital lease assets at year end 2011 and 2010.

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

Capitalized software, which is included in “Other assets” in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to ten years. Capitalized software costs were as follows:

(In millions)	2011	2010

Cost	$368.4	$381.7
Accumulated amortization	(237.0)	(238.7)
	$131.4	$143.0

Impairment of Long-lived Assets

Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Recoverability is measured by assessing the undiscounted cash flows expected to result from their use and eventual disposition. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused the Company to reassess the carrying amount of its long-lived assets.

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

The Company’s reporting units for the purpose of performing the impairment tests for goodwill consist of label and packaging materials; retail branding and information solutions; office and consumer products; graphics and reflective solutions; industrial products; and business media. In performing the required impairment tests, the Company primarily applies a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. The Company performs its annual impairment test of goodwill during the fourth quarter.

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

38 Avery Dennison Corporation 2011 Annual Report

The Company tests indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that the carrying values of the assets exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. If the carrying amount of an asset exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess.

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

Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency) decreased net income by $5.3 million, $6.5 million, and $2.6 million in 2011, 2010 and 2009, respectively.

The Company had no operations in hyperinflationary economies in fiscal years 2011, 2010, and 2009.

Financial Instruments

The Company enters into certain foreign exchange hedge contracts to reduce its risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of its operations outside the U.S. The Company enters into certain interest rate contracts to help manage its exposure to interest rate fluctuations. The Company also enters into certain natural gas and other commodity futures contracts to hedge price fluctuations for a portion of its anticipated domestic purchases. The maximum length of time for which the Company hedges its exposure to the variability in future cash flows for forecasted transactions is 12 to 24 months.

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

Treasury Shares

In the second half of 2011, the Company began funding a portion of its employee-related expenses using shares of the Company’s common stock held in treasury. The Company elected to record net gains or losses associated with its use of treasury shares to retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Sales rebates and discounts are common practice in the industries in which the Company operates. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based upon historical experience for similar programs and products. The Company reviews these rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Advertising Costs

Advertising costs included in “Marketing, general and administrative expense” were approximately $9.7 million in 2011, $10.8 million in 2010, and $8 million in 2009. The Company’s policy is to expense advertising costs as incurred.

Research and Development

Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense was $92.4 million in 2011, $85.6 million in 2010, and $78.9 million in 2009.

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

Product Warranty

The Company provides for an estimate of costs that may be incurred under its basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect the Company’s warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units, cost per claim to satisfy the Company’s warranty obligation and availability of insurance coverage. Because these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The Company’s liability associated with product warranty was $1 million and $1.7 million at year end 2011 and 2010, respectively.

Stock-Based Compensation

The Company’s stock-based compensation expense is based on the estimated fair value of awards expected to vest, amortized on a straight-line basis over the requisite service period.

The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term.

The fair value of restricted stock units is determined based on the closing price of the Company’s common stock as of the date of grant, as adjusted for foregone dividends. In addition, the fair value of certain stock-based awards that are subject to performance metrics based on market conditions is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the market condition target stipulated in the award.

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

40 Avery Dennison Corporation 2011 Annual Report

See also Note 9, “Shareholders’ Equity and Stock-Based Compensation.”

Environmental Expenditures

Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the remaining asset life. During each annual reporting period, the Company reviews its estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that a loss will be incurred and where a range of the loss can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. Refer to Note 8, “Contingencies,” for further information.

Asset Retirement Obligations

The Company recognizes a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is ‘conditional’ when the timing and (or) method of settlement of the retirement obligation is conditional upon a future event that may or may not be within the control of the Company. The Company’s asset retirement obligations primarily relate to lease restoration costs. The Company’s estimated liability associated with asset retirement obligations was $10.3 million and $8 million at year end 2011 and 2010, respectively.

Restructuring Costs

The Company has compensation plans that provide eligible employees with severance in the event of an involuntary termination due to qualifying cost reduction actions. Severance is calculated using a benefit formula under the plans. Accordingly, the provisions for such amounts and other related exit costs (including lease cancellation costs and asset impairment charges) are recorded when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for restructuring costs are recognized when incurred. See also Note 10, “Cost Reduction Actions.”

Taxes on Income

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce the Company’s deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

Income taxes have not been provided on certain undistributed earnings of international subsidiaries because the earnings are considered to be indefinitely reinvested.

When establishing a valuation allowance, the Company considers future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” A tax planning strategy is defined as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event the Company determines that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which the Company makes such a determination. The Company also acquired certain net deferred tax assets with existing valuation allowances in prior years. If it is later determined that it is more likely than not that the deferred tax assets will be realized, the Company will release the valuation allowance to current earnings or adjust the purchase price allocation.

The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company uses a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on tax returns. To the extent that the Company’s assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense.

The Company does not believe there is a reasonable likelihood that there will be a material change in the tax-related balances or valuation allowance balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

See also Note 11, “Taxes Based on Income.”

Net Income (Loss) Per Share

Net income (loss) per common share amounts were computed as follows:

(In millions, except per share amounts)	2011	2010	2009

(A) Income (loss) from continuing operations	$154.4	$241.8	$(834.6)
(B) Income from discontinued operations, net of tax	35.7	75.1	87.9
(C) Net income (loss) available to common shareholders	$190.1	$316.9	$(746.7)
(D) Weighted-average number of common shares outstanding	105.8	105.8	103.6
Dilutive shares (additional common shares issuable under employee stock-based awards)	1.0	1.0	–
(E) Weighted-average number of common shares outstanding, assuming dilution	106.8	106.8	103.6
Net income (loss) per common share:
Continuing operations (A) ÷ (D)	$1.46	$2.29	$(8.06)
Discontinued operations (B) ÷ (D)	.34	.71	.85
Net income (loss) per common share (C) ÷ (D)	$1.80	$3.00	$(7.21)
Net income (loss) per common share, assuming dilution:
Continuing operations (A) ÷ (E)	$1.45	$2.27	$(8.06)
Discontinued operations (B) ÷ (E)	.33	.70	.85
Net income (loss) per common share, assuming dilution (C) ÷ (E)	$1.78	$2.97	$(7.21)

Certain employee stock-based awards were not included in the computation of net income (loss) per common share, assuming dilution, because they would not have had a dilutive effect. Employee stock-based awards excluded from the computation totaled approximately 11 million shares and 9 million shares in 2011 and 2010, respectively.

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

The components of “Accumulated other comprehensive loss” (net of tax, with the exception of the foreign currency translation adjustment) in the Consolidated Balance Sheets were as follows:

(In millions)	2011	2010

Foreign currency translation adjustment	$137.8	$187.3
Net actuarial loss, prior service cost and net transition assets, less amortization, net of tax benefits of $192.7 and $152.7 at year end 2011 and 2010, respectively	(394.1)	(321.2)
Net loss on derivative instruments designated as cash flow and firm commitment hedges, net of tax benefits of $4.1 and $5.4 at year end 2011 and 2010, respectively	(6.9)	(9.0)
Accumulated other comprehensive loss	$(263.2)	$(142.9)

Cash flow and firm commitment hedging instrument activities in other comprehensive loss, net of tax, were as follows:
(In millions)	2011	2010

Beginning accumulated derivative loss	$(9.0)	$(11.0)
Net loss reclassified to earnings	6.4	12.3
Net change in the revaluation of hedging transactions	(4.3)	(10.3)
Ending accumulated derivative loss	$(6.9)	$(9.0)

Business Combinations

The Company records the assets acquired and liabilities assumed from acquired businesses at fair value, and the Company makes estimates and assumptions to determine fair value.

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

42 Avery Dennison Corporation 2011 Annual Report

The Company applies significant assumptions and estimates in determining certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names, as well as related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock option awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. Generally, changes to the fair values of assets acquired and liabilities assumed (including cost estimates for certain obligations and liabilities) are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

Recent Accounting Requirements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued disclosure requirements about offsetting assets and liabilities which require a company to disclose information about offsetting and related arrangements to enable readers of its financial statements to understand the effect of those arrangements on its financial position. These disclosures are required to be applied retrospectively for all prior periods presented and are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those fiscal years. The Company does not expect adoption of this standard to have a material impact on its financial condition, results of operations, cash flows, or disclosures.

In September 2011, the FASB issued updated guidance that simplifies goodwill impairment testing by allowing a qualitative review to assess whether a quantitative impairment analysis is necessary as a first step to the testing. Under this guidance, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not that the fair value of that reporting unit is less than its book value. If a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that is provided under generally accepted accounting principles in the United States of America, or GAAP, must be completed; otherwise, goodwill is deemed not to be impaired and no further testing is required until the next annual test date (or sooner if conditions or events before that date raise concerns of potential impairment in the reporting unit). The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its financial condition, results of operations, cash flows, or disclosures.

The FASB issued in June 2011, and amended in December 2011, a standard requiring entities to present net income and other comprehensive income in either a single continuous statement or in two, but consecutive, statements of net income and other comprehensive income. Under both alternatives, an entity is required to present each component of net income and other comprehensive income, their respective totals, and totals for comprehensive income. This standard eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendment is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its financial condition, results of operations, cash flows, or disclosures.

In May 2011, the FASB amended fair value measurement and disclosure guidance. The amended guidance clarified existing fair value measurement guidance, revised certain measurement guidance and expanded disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its financial condition, results of operations, cash flows, or disclosures.

Transactions with Related Persons

From time to time, the Company enters into transactions in the normal course of business with related persons. Management believes that such transactions are on terms that would have been obtained from unaffiliated third persons.

One of the Company’s directors, Peter W. Mullin, is the chairman, chief executive officer and majority stockholder in various entities (collectively referred to as the “Mullin Companies”) that previously provided executive compensation, benefit consulting and insurance agency services to the Company. In October 2008, the assets of the Mullin Companies were sold to a subsidiary of Prudential Financial, Inc. (“Prudential”). During 2011, the Company paid premiums to insurance carriers for life insurance originally placed by the Mullin Companies in connection with its various employee benefit plans. Mr. Mullin received approximately $.09 million, $.09 million, and $.09 million in 2011, 2010, and 2009, respectively, from the commissions earned by Prudential from those insurance carriers. Mr. Mullin’s share of the commissions was determined in accordance with the terms of a commission sharing agreement entered into between Mr. Mullin and Prudential at the time of the sale. In addition, substantially all of the life insurance policies the Company originally placed through the Mullin Companies were issued by insurance carriers that participated in reinsurance agreements with M Life Insurance Company (“M Life”), a wholly-owned subsidiary of M Financial Holdings, Inc., a company in which the Mullin Companies own a minority interest and for which Mr. Mullin serves as chairman. Mr. Mullin received approximately $.09 million, $.13 million and none in 2011, 2010, and 2009, respectively, from the net reinsurance gains of M Life. A portion of the reinsurance gains received by Mr. Mullin are subject to forfeiture in certain circumstances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2. DISCONTINUED OPERATIONS AND SALE OF PRODUCT LINES

Discontinued Operations

In December 2011, the Company signed a definitive agreement to sell its OCP business to 3M Company (“3M”) for gross cash proceeds of $550 million, subject to adjustment in accordance with the terms of the agreement. This business comprises substantially all of the Company’s previously reported OCP segment. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close in the second half of 2012. The Company has classified the results from this business, together with certain costs associated with the divestiture transaction, as discontinued operations in the Consolidated Statements of Operations for all periods presented. Assets and liabilities of this business are classified in the Consolidated Balance Sheet at December 31, 2011 as “held for sale.” The operating results of the retained portion of this previously reported OCP segment, which are not significant, are included in other specialty converting businesses for all periods presented.

As part of the purchase and sale agreement, certain transitional services will be provided primarily by the Company to 3M for up to 15 months after closing. The purpose of these services is to provide short-term assistance to 3M in assuming the operations of the OCP business. Additionally, the Company agreed to enter into a supply agreement with 3M at closing, which would involve the ongoing purchase of certain pressure-sensitive label stock products by 3M from the Company for at least three years after closing. While both agreements are expected to continue generating revenues and cash flows for the Company, the estimated amounts and its continuing involvement in the OCP operations are not expected to be significant to the Company as whole.

The operating results of these discontinued operations were as follows:

(In millions)	2011	2010	2009

Net sales	$760.4	$809.3	$845.3
Income before taxes	$64.9	$112.3	$135.7
Provision for income taxes	29.2	37.2	47.8
Income from discontinued operations, net of tax	$35.7	$75.1	$87.9

Net sales from the Company’s continuing operations to the OCP business were $85.6 million, $78.6 million, and $78.8 million, during 2011, 2010, and 2009, respectively. These sales have been included in “Net sales” in the Consolidated Statements of Operations.

44 Avery Dennison Corporation 2011 Annual Report

The carrying values of the major classes of assets and liabilities related to these discontinued operations were as follows:

(In millions)	2011

Assets:
Trade accounts receivable, net	$117.7
Inventories, net	50.9
Other current assets	5.9
Total current assets	174.5
Property, plant and equipment, net	74.2
Goodwill	166.0
Other intangibles resulting from business acquisitions, net	32.9
Other assets	7.3
$454.9

Liabilities:
Short-term debt	$1.1
Accounts payable	34.7
Accrued payroll and employee benefits	10.9
Accrued trade rebates	64.5
Other current liabilities	29.7
Total current liabilities	140.9
Non-current liabilities	13.6
$154.5

Sale of Product Lines

In 2011, the Company received proceeds totaling $21.5 million from the sale of two product lines, one from its Performance Films business ($21 million) and the other from its Label and Packaging Materials business ($.5 million). In connection with the sale of the product line from the Performance Films business, the Company recognized a gain of $5.6 million in 2011 (included in “Other expense, net” in the Consolidated Statements of Operations).

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Results from the Company’s annual impairment test in the fourth quarter of 2011 indicated that no impairment had occurred in 2011.

In connection with the preparation of its first quarter 2009 financial statements, the Company determined that there was a need to initiate an interim impairment test of goodwill and indefinite-lived intangible assets (“goodwill impairment”). The factors considered included both a sustained decline in the Company’s stock price and a decline in the Company’s 2009 revenue projections for the retail branding and information solutions reporting unit, following lower than expected revenues in March 2009, which continued in April 2009. The peak season for the retail branding and information solutions reporting unit has traditionally been March through the end of the second quarter.

In the first quarter of 2009, the Company recorded non-cash impairment charges of $832 million for the retail branding and information solutions reporting unit, of which $820 million was related to goodwill and $12 million was related to indefinite-lived intangible assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Goodwill

Changes in the net carrying amount of goodwill for 2011 and 2010, by reportable segment and other businesses, were as follows:

(In millions)	Pressure- sensitive Materials	Retail Branding and Information Solutions	Other specialty converting businesses	Discontinued operations	Total

Goodwill	$351.4	$1,242.8	$3.6	$173.0	$1,770.8
Accumulated impairment losses(1)	–	(820.0)	–	–	(820.0)
Balance as of January 2, 2010	351.4	422.8	3.6	173.0	950.8
Acquisitions	–	.7	–	–	.7
Translation adjustments	(5.4)	(.3)	(.1)	(4.9)	(10.7)
Balance as of January 1, 2011	346.0	423.2	3.5	168.1	940.8
Acquisition adjustments	–	(.5)	–	–	(.5)
Translation adjustments	(9.3)	(3.6)	–	(2.1)	(15.0)
Discontinued operations(2)	–	–	–	(166.0)	(166.0)
Balance as of December 31, 2011	$336.7	$419.1	$3.5	$–	$759.3

Goodwill	$336.7	$1,239.1	$3.5	$–	$1,579.3
Accumulated impairment losses(1)	–	(820.0)	–	–	(820.0)
Balance as of December 31, 2011	$336.7	$419.1	$3.5	$–	$759.3

(1)	The Company recorded a non-cash impairment charge of $820 for the retail branding and information solutions reporting unit in the first quarter of 2009.
(2)

In connection with the divestiture of the Company’s OCP business, the goodwill balance was classified in the Consolidated Balance Sheet at year end 2011 as “Assets held for sale.” See Note 2, “Discontinued Operations and Sale of Product Lines,” for more information.

Indefinite-Lived Intangible Assets

In the first quarter of 2009, the Company recorded a non-cash impairment charge of $12 million related to indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks. At December 31, 2011 and January 1, 2011, the carrying value of these indefinite-lived intangible assets was $18 million.

Finite-Lived Intangible Assets

The following table sets forth the Company’s finite-lived intangible assets resulting from business acquisitions at December 31, 2011 and January 1, 2011, which continue to be amortized:

	2011(1)			2010

(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	$233.2	$117.2	$116.0	$291.9	$119.2	$172.7
Patents and other acquired technology	49.0	29.7	19.3	53.6	28.1	25.5
Trade names and trademarks	25.4	21.5	3.9	44.8	38.0	6.8
Other intangibles	12.2	8.2	4.0	14.4	8.5	5.9
Total	$319.8	$176.6	$143.2	$404.7	$193.8	$210.9

(1)	The finite-lived intangible assets related to the Company’s OCP business were classified in the Consolidated Balance Sheet at year end 2011 as “Assets held for sale.” See Note 2, “Discontinued Operations and Sale of Product Lines,” for more information.

Amortization expense for finite-lived intangible assets resulting from business acquisitions was $30.3 million for 2011, $29.8 million for 2010, and $30 million for 2009.

46 Avery Dennison Corporation 2011 Annual Report

The estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

(In millions)	Estimated Amortization Expense

2012	$29.8
2013	28.3
2014	24.6
2015	21.1
2016	19.5

As of December 31, 2011, the weighted-average amortization periods from the date of acquisition and weighted-average remaining useful lives of finite-lived intangible assets were as follows:

(In years)	Weighted-average amortization periods from the date of acquisition	Weighted- average remaining useful life

Customer relationships	11	5
Patents and other acquired technology	13	5
Trade names and trademarks	12	6
Other intangibles	6	3

NOTE 4. DEBT

Short-term variable rate domestic borrowings from commercial paper issuances were $149.4 million (weighted-average interest rate of .4%) at December 31, 2011 and $298 million (weighted-average interest rate of .4%) at January 1, 2011.

The Company had $76.2 million (weighted-average interest rate of 12.9%) and $81.8 million (weighted-average interest rate of 10.6%) of borrowings outstanding under foreign short-term lines of credit at December 31, 2011 and January 1, 2011, respectively.

Uncommitted lines of credit were approximately $452 million at December 31, 2011 and may be cancelled at any time by the Company or the banks.

Unutilized available short-term financing arrangements totaled $1.05 billion at December 31, 2011.

Commitment fees related to the Company’s committed lines of credit in 2011, 2010, and 2009, were $2.5 million, $2.6 million, and $2.3 million, respectively.

Long-term debt and its respective weighted-average interest rates at December 31, 2011 consisted of the following:

(In millions)	2011	2010

Medium-term notes:
Series 1995 at 7.5% — due 2015 through 2025	$50.0	$50.0
Long-term notes:
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2017 at 6.6%	249.2	249.2
Senior notes due 2020 at 5.4%	249.8	249.8
Senior notes due 2033 at 6.0%	150.0	150.0
Other long-term borrowings	6.8	8.4
Less amount classified as current	(1.6)	(1.2)
Total long-term debt	$954.2	$956.2

The Company’s medium-term notes have maturities from 2015 through 2025 and accrue interest at various fixed rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Maturities of long-term debt for each of the next five fiscal years and thereafter are expected to be as follows:

Year	(In millions)

2012 (classified as current)	$1.6
2013	251.9
2014	1.6
2015	5.8
2016	.1
2017 and thereafter	694.8

In December 2011, the Company amended and restated its revolving credit facility (the “Revolver”) with certain domestic and foreign banks, which reduced the amount available thereunder from $1 billion to $675 million. The amendment extended the Revolver’s maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. The maturity date may be extended for one-year periods under certain circumstances as set forth in the agreement. Commitments under the Revolver may be increased by up to $250 million, subject to lender approval and customary requirements. Financing available under the Revolver will be as a commercial paper back-up facility and to finance other corporate requirements. In conjunction with the amendment, the Company recorded a debt extinguishment loss of $.7 million (included in “Other expense, net” in the Consolidated Statements of Operations) related to the unamortized debt issuance costs for the original Revolver. No balances were outstanding under the Revolver as of December 31, 2011.

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

In April 2010, the Company issued $250 million of senior notes bearing an interest rate of 5.375% per year, due April 2020. Approximately $248 million in proceeds from the offering, net of underwriting discounts and offering expenses, were used, together with commercial paper borrowings, to repay the $325 million in indebtedness outstanding under a credit agreement of a wholly-owned subsidiary of the Company (“the Credit Facility”) in May 2010. In the second quarter of 2010, the Company recorded a debt extinguishment loss of $1.2 million related to unamortized debt issuance costs from the Credit Facility.

The Company’s various loan agreements in effect at year end require that it maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of December 31, 2011, the Company was in compliance with its financial covenants.

The Company’s total interest costs in 2011, 2010, and 2009 were $75.8 million, $80.2 million, and $89.1 million, respectively, of which $4.8 million, $3.9 million, and $4.2 million, respectively, were capitalized as part of the cost of assets.

The fair value of the Company’s long-term debt is estimated primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. The fair value of the Company’s total debt, including short-term borrowings, was $1.22 billion at December 31, 2011 and $1.39 billion at January 1, 2011. Fair value amounts were determined primarily based on Level 2 inputs, which are defined as inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies.”

The Company had standby letters of credit with an aggregate contract amount outstanding totaling $36.1 million and $41.1 million at December 31, 2011 and January 1, 2011, respectively. The aggregate contract amount of outstanding standby letters of credit approximated fair value.

NOTE 5. FINANCIAL INSTRUMENTS

As of December 31, 2011, the aggregate U.S. dollar equivalent notional value of the Company’s outstanding commodity contracts and foreign exchange contracts was $8.7 million and $1.20 billion, respectively.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. The Company designates commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges and foreign exchange contracts on existing balance sheet items as fair value hedges.

48 Avery Dennison Corporation 2011 Annual Report

In April 2010, the Company entered into a contract to lock in the Treasury rate component of the interest rate on its $250 million debt issuance, which is discussed in Note 4, “Debt.” On April 9, 2010, the contract settled at a loss of $.3 million, which is being amortized into interest expense over the term of the related debt.

The following table provides the balances and locations of derivatives as of December 31, 2011:

	Asset		Liability

(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$6.5	Other current liabilities	$15.7
Commodity contracts			Long-term retirement benefits and other liabilities	2.9
		$6.5		$18.6

The following table provides the balances and locations of derivatives as of January 1, 2011:

	Asset		Liability

(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$16.8	Other current liabilities	$7.9
Commodity contracts	Other current assets	.1	Other current liabilities	2.4
		$16.9		$10.3

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in current earnings, resulting in no net material impact to income.

The following table provides the components of the gain (loss) recognized in income related to fair value hedge contracts. The corresponding gains or losses on the underlying hedged items approximated the net gain (loss) on these fair value hedge contracts.

(In millions)	Location of Gain (Loss) in Income	2011	2010

Foreign exchange contracts	Cost of products sold	$.5	$(3.4)
Foreign exchange contracts	Marketing, general and administrative expense	(13.0)	40.2
		$(12.5)	$36.8

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of “Accumulated other comprehensive loss” and reclassified into earnings in the same period(s) during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Amounts recognized in “Accumulated other comprehensive loss” (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2011	2010

Foreign exchange contracts	$(.9)	$(6.0)
Commodity contracts	(3.4)	(4.0)
Interest rate contracts	–	(.3)
	$(4.3)	$(10.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amounts reclassified from “Accumulated other comprehensive loss” (effective portion) related to cash flow hedge contracts were as follows:

(In millions)	Location of Loss in Income	2011	2010

Foreign exchange contracts	Cost of products sold	$.9	$(4.0)
Commodity contracts	Cost of products sold	(2.9)	(4.6)
Interest rate contracts	Interest expense	(4.2)	(4.8)
		$(6.2)	$(13.4)

The amount of gain or loss recognized in income related to the ineffective portion of, and the amounts excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments was not significant in 2011 and 2010.

As of December 31, 2011, a net loss of approximately $7 million was expected to be reclassified from “Accumulated other comprehensive loss” to earnings within the next 12 months.

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

The Company sponsors a number of defined benefit plans covering eligible U.S. employees and employees in certain other countries. The Company makes contributions to these plans that are sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, that management determines to be appropriate. Benefits payable to employees are based primarily on years of service and their compensation during their employment with the Company. Certain benefits provided by one of the Company’s U.S. defined benefit plans may be paid, in part, from an employee stock ownership plan. While the Company has not expressed any intent to terminate these plans, the Company may do so at any time, subject to applicable laws and regulations.

The Company is also obligated to pay unfunded termination indemnity benefits to certain employees outside of the U.S. These benefits are subject to applicable agreements, local laws and regulations. The Company has not incurred significant costs related to performance under these types of arrangements and their associated liabilities are not included in the disclosures below.

Effective December 31, 2011, benefits for the Company’s U.K. defined benefit plan were frozen. Benefits under these plans stopped accruing; however, pension benefits accrued through December 31, 2011 were preserved and will be paid out (for employees fully vested at the time of retirement or other qualified event) under the terms of the plan. No curtailment loss was incurred by the Company in connection with the freezing of this plan.

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

Plan Assets

Assets of the Company’s ADPP are invested in a diversified portfolio that consists primarily of equity and fixed income securities. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, including growth, value, and both small and large capitalization stocks. The Company’s target plan asset investment allocation in the U.S. is 65% in equity securities and 35% in fixed income securities and cash, subject to periodic fluctuations in these respective asset classes. The investment objective of the plans is to maximize the total rate of return (income and appreciation) within the limits of prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended. The plans are diversified across asset classes, striving to achieve an optimal balance between risk and return and between income and capital appreciation. Because many of the pension liabilities are long-term, the investment horizon is also long-term, but the investment plan must also ensure adequate near-term liquidity to meet benefit payments.

Assets of the Company’s international plans are invested in accordance with local accepted practices and include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. The Company’s target plan asset investment allocation for its international plans combined is 41% in equity securities, 45% in fixed income securities and cash, and 14% in insurance contracts and other investments, subject to periodic fluctuations in these respective asset classes.

50 Avery Dennison Corporation 2011 Annual Report

The weighted-average asset allocations for the Company’s defined benefit pension plans at end of year 2011 and 2010, by asset category, were as follows:

	2011		2010

	U.S.	Int’l	U.S.	Int’l

Equity securities	64%	35%	70%	47%
Fixed income securities and cash	36	52	30	43
Insurance contracts and other investments	–	13	–	10
Total	100%	100%	100%	100%

Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value:

Cash is valued at nominal value. Money market funds are valued at a net asset value (“NAV”). Mutual funds are valued at fair value as determined by quoted market prices, based upon the NAV of shares held by the plans at year end. Pooled funds, which include real estate pooled funds and multi-asset common trust funds, are comprised of shares or units in funds that are not publicly traded and are valued at net unit value, as determined by the fund’s trustees based on the underlying securities in the trust. Equities are valued at the closing price reported on the active market on which the individual securities are traded. Real estate investment trusts are valued based on quoted prices in active markets. Debt securities consist primarily of treasury securities and corporate bonds, which are valued using bid prices; observable market inputs to determine these prices include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids and offers. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus or minus investment returns and changes in cash flows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table sets forth, by level within the fair value hierarchy, the U.S. plans’ assets at fair value as of year end 2011:

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Cash	$.1	$.1	$–	$–
Fixed income securities
Treasury securities	94.9	94.9	–	–
Money market funds	18.0	–	18.0	–
Pooled funds — U.S. bonds	60.6	–	60.6	–
Agency securities	4.8	–	4.8	–
Corporate debt securities	20.4	–	20.4	–
Asset-backed securities	9.8	–	9.8	–
Government debt securities	3.2	–	3.2	–
Total fixed income securities	211.7	94.9	116.8	–
Equity securities
Equities — U.S. growth	33.7	33.7	–	–
Equities — U.S. value	80.8	80.8	–	–
Equities — international	16.7	16.7	–	–
Mutual fund — international	11.2	11.2	–	–
Pooled funds — U.S. equities	192.3	–	192.3	–
Pooled funds — international	13.8	–	13.8	–
Total equity securities	348.5	142.4	206.1	–
Total U.S. plan assets at fair value	$560.3	$237.4	$322.9	$–
Other payables(1)	(9.1)
Total U.S. plan assets	$551.2

(1)	Included accrued receivables and pending broker settlements at year end 2011.

52 Avery Dennison Corporation 2011 Annual Report

The following table sets forth, by level within the fair value hierarchy, the international plans’ assets at fair value as of year end 2011:

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Cash	$11.7	$11.7	$–	$–
Fixed income securities
Mutual funds	.3	.3	–	–
Pooled funds — European bonds	211.9	–	211.9	–
Pooled funds — Global bonds	8.4	–	8.4	–
Total fixed income securities	220.6	.3	220.3	–
Equity securities
Pooled funds — global	55.7	–	55.7	–
Pooled funds — European region	42.2	–	42.2	–
Pooled funds — Asia Pacific region	10.4	–	10.4	–
Pooled funds — U.S.	9.9	–	9.9	–
Pooled funds — emerging markets	14.7	–	14.7	–
Pooled funds — real estate investment trusts	20.5	–	20.5	–
Total equity securities	153.4	–	153.4	–
Other investments
Pooled funds — other	28.7	–	28.7	–
Insurance contracts	26.5	–	–	26.5
Total other investments	55.2	–	28.7	26.5
Total international plan assets at fair value	$440.9	$12.0	$402.4	$26.5
Other assets(1)	.4
Total international plan assets	$441.3

(1)	Included accrued receivables and pending broker settlements at year end 2011.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2011:

Level 3 assets

(In millions)	Insurance Contracts

Balance at January 1, 2011	$27.3
Net realized and unrealized gain	.7
Purchases	3.5
Settlements	(3.4)
Transfer to assets held for sale	(1.6)
Impact of changes in foreign currency exchange rates	–
Balance at December 31, 2011	$26.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table sets forth, by level within the fair value hierarchy, the U.S. plans’ assets at fair value as of year end 2010:

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Cash	$.2	$.2	$–	$–
Fixed income securities
Money market funds	56.3	–	56.3	–
Pooled funds — U.S. bonds	109.3	–	109.3	–
Total fixed income securities	165.6	–	165.6	–
Equity securities
Equities — U.S. growth	84.1	84.1	–	–
Equities — U.S. value	83.1	83.1	–	–
Equities — international	19.0	19.0	–	–
Mutual fund — international	12.7	12.7	–	–
Pooled funds — U.S. equities	140.4	–	140.4	–
Pooled funds — international	34.6	–	34.6	–
Total equity securities	373.9	198.9	175.0	–
Total U.S. plan assets at fair value	$539.7	$199.1	$340.6	$–
Other assets(1)	.3
Total U.S. plan assets	$540.0

(1)	Included accrued receivables and pending broker settlements at year end 2010.

54 Avery Dennison Corporation 2011 Annual Report

The following table sets forth, by level within the fair value hierarchy, the international plans’ assets at fair value as of year end 2010:

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Cash	$4.1	$4.1	$–	$–
Fixed income securities
Mutual funds	.3	.3	–	–
Pooled funds — European bonds	179.4	–	179.4	–
Total fixed income securities	179.7	.3	179.4	–
Equity securities
Pooled funds — global	79.3	–	79.3	–
Pooled funds — European region	63.8	–	63.8	–
Pooled funds — Asia Pacific region	12.2	–	12.2	–
Pooled funds — U.S.	11.9	–	11.9	–
Pooled funds — emerging markets	9.3	–	9.3	–
Pooled funds — real estate investment trusts	21.7	–	21.7	–
Total equity securities	198.2	–	198.2	–
Other investments
Pooled funds — other	16.7	–	16.7	–
Insurance contracts	27.3	–	–	27.3
Total other investments	44.0	–	16.7	27.3
Total international plan assets at fair value	$426.0	$4.4	$394.3	$27.3
Other assets(1)	.6
Total international plan assets	$426.6

(1)	Included accrued receivables and pending broker settlements at year end 2010.

The following table presents a reconciliation of Level 3 assets held during the year ended January 1, 2011:

Level 3 assets

(In millions)	Insurance Contracts

Balance at January 2, 2010	$26.9
Net realized and unrealized gain	.8
Net purchases, sales and settlements	(.3)
Impact of changes in foreign currency exchange rates	(.1)
Balance at January 1, 2011	$27.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

In November 2011, the Company made certain changes to its U.S. postretirement health benefit plan. As a result of these changes, retiree medical premiums for eligible participants who retire after December 31, 2013 will no longer be subsidized by the Company. In addition, beginning January 1, 2012, retiree medical premiums for eligible participants who retired on or after January 1, 2007 will be based on the claims expense of the retiree group, resulting in a higher premium rate for retirees and lower claims expense for the Company.

Plan Assumptions

Discount Rate

The Company, in consultation with its actuaries, annually reviews and determines the discount rates to be used in connection with its postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., the Company’s discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to the Company’s plans.

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

Healthcare Cost Trend Rate

The Company’s practice is to fund the cost of postretirement benefits on a cash basis. For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2012. This rate is expected to decrease to approximately 5% by 2018.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One-percentage- point increase	One-percentage- point decrease

Effect on total of service and interest cost components	$.02	$(.02)
Effect on postretirement benefit obligation	.5	(.4)

56 Avery Dennison Corporation 2011 Annual Report

Plan Balance Sheet Reconciliations

The following provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss:

Plan Benefit Obligations

	Pension Benefits				U.S. Postretirement Health Benefits

	2011		2010		2011	2010
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$744.8	$504.7	$693.6	$465.8	$38.7	$37.0
Service cost	.3	11.6	23.8	9.8	1.3	1.5
Interest cost	40.2	26.8	40.1	24.5	1.7	1.9
Participant contribution	–	4.7	–	4.1	1.2	1.2
Amendments(1)	–	–	.8	.1	(34.1)	–
Actuarial loss	88.5	17.0	56.3	50.3	7.0	1.9
Plan transfer(2)	2.0	–	2.0	.3	–	–
Benefits paid	(40.0)	(21.2)	(37.8)	(19.5)	(3.4)	(4.8)
Pension curtailment	–	(2.8)	(34.0)	(.8)	–	–
Pension settlements(3)	–	(.5)	–	(8.2)	–	–
Foreign currency translation	–	(9.2)	–	(21.7)	–	–
Transfer of obligations to held for sale	–	(11.6)	–	–	–	–
Projected benefit obligation at end of year	$835.8	$519.5	$744.8	$504.7	$12.4	$38.7

Accumulated benefit obligation at end of year	$834.2	$487.0	$742.3	$474.9

(1)	Amendments to U.S. postretirement health benefits represented changes to premium subsidy and retiree eligibility.
(2)	Plan transfer for the U.S. represented a transfer from the Company’s savings plan.
(3)	Pension settlements in 2010 represented settlement events in Canada, Belgium, Korea, Taiwan, and France.

Plan Assets

	Pension Benefits				U.S. Postretirement Health Benefits

	2011		2010		2011	2010
(In millions)	U.S.	Int’l	U.S.	Int’l

Change in plan assets:
Plan assets at beginning of year	$540.0	$426.6	$467.7	$402.1	$–	$–
Actual return on plan assets	.7	19.7	54.7	44.1	–	–
Plan transfer(1)	2.0	–	2.0	.1	–	–
Employer contribution	48.5	21.8	53.4	24.5	2.2	3.6
Participant contribution	–	4.7	–	4.1	1.2	1.2
Benefits paid	(40.0)	(21.2)	(37.8)	(19.5)	(3.4)	(4.8)
Pension settlements(2)	–	(.5)	–	(8.2)	–	–
Foreign currency translation	–	(8.2)	–	(20.6)	–	–
Transfer of assets to held for sale	–	(1.6)	–	–	–	–
Plan assets at end of year	$551.2	$441.3	$540.0	$426.6	$–	$–

(1)	Plan transfer for the U.S. represented a transfer from the Company’s savings plan.
(2)	Pension settlements in 2010 represented settlement events in Canada, Belgium, Korea, Taiwan, and France.

Funded Status

	Pension Benefits				U.S. Postretirement Health Benefits

	2011		2010		2011	2010
(In millions)	U.S.	Int’l	U.S.	Int’l

Funded status of the plans:
Non-current assets	$–	$35.6	$–	$40.0	$–	$–
Current liabilities	(3.7)	(2.6)	(3.3)	(2.9)	(2.9)	(2.7)
Non-current liabilities	(280.9)	(111.2)	(201.5)	(115.2)	(9.5)	(36.0)
Plan assets less than benefit obligations	$(284.6)	$(78.2)	$(204.8)	$(78.1)	$(12.4)	$(38.7)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Pension Benefits						U.S. Postretirement Health Benefits

	2011		2010		2009		2011	2010	2009
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Weighted-average assumptions used for determining year end obligations:
Discount rate	4.75%	4.80%	5.50%	5.24%	6.00%	5.72%	3.75%	5.25%	5.50%
Rate of increase in future compensation levels	–	2.79	–	2.95	3.59	2.99	–	–	–

The amount in non-current pension assets represents the net assets of the Company’s overfunded plans, which consist of a few international plans. The amounts in current and non-current pension liabilities represent the net obligation of the Company’s underfunded plans, which consist of all U.S. and several international plans.

For U.S. and international plans combined, the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1.11 billion and $713.8 million, respectively, at year end 2011 and $1.02 billion and $693.3 million, respectively, at year end 2010.

For U.S. and international plans combined, the accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.09 billion and $703.2 million, respectively, at year end 2011 and $1 billion and $693.3 million, respectively, at year end 2010.

Accumulated Other Comprehensive Loss

The following table sets forth the pretax amounts recognized in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets:

	Pension Benefits				U.S. Postretirement Health Benefits

	2011		2010		2011	2010
(In millions)	U.S.	Int’l	U.S.	Int’l

Net actuarial loss (gain)	$480.2	$(.1)	$355.1	$(.7)	$31.0	$25.8
Prior service cost (credit)	1.8	3.3	2.2	3.8	(48.2)	(16.5)
Net transition obligation	–	118.4	–	104.2	–	–
Net amount recognized in accumulated other comprehensive loss	$482.0	$121.6	$357.3	$107.3	$(17.2)	$9.3

The following table sets forth the pretax amounts recognized in “Other comprehensive income (loss)”:

	Pension Benefits						U.S. Postretirement Health Benefits

	2011		2010		2009		2011	2010	2009
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Net actuarial loss (gain)	$133.6	$18.1	$15.9	$30.1	$25.1	$(52.7)	$7.0	$1.9	$5.3
Prior service cost (credit)	–	–	.8	.2	–	(.3)	(34.1)	–	–
Net amount recognized in other comprehensive income (loss)	$133.6	$18.1	$16.7	$30.3	$25.1	$(53.0)	$(27.1)	$1.9	$5.3

58 Avery Dennison Corporation 2011 Annual Report

Plan Income Statement Reconciliations

The following table sets forth the components of net periodic benefit cost recorded in income from continuing operations:

	Pension Benefits						U.S. Postretirement Health Benefits

	2011		2010		2009		2011	2010	2009
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Service cost	$.3	$10.5	$19.1	$8.6	$15.5	$10.9	$1.3	$1.2	$.8
Interest cost	40.2	26.3	32.2	23.8	31.7	25.0	1.7	1.6	1.6
Expected return on plan assets	(45.7)	(24.9)	(38.9)	(25.7)	(39.7)	(26.6)	–	–	–
Recognized net actuarial loss	8.5	4.0	16.2	2.3	7.6	2.0	1.9	1.3	1.2
Amortization of prior service cost	.4	.4	.6	.4	.7	.5	(2.5)	(1.6)	(1.6)
Amortization of transition asset	–	(.5)	–	(.5)	–	(.6)	–	–	–
Recognized (gain) loss on curtailment	–	(.2)	2.4	(.9)	–	–	–	–	–
Recognized (gain) loss on settlement(1)	–	(.1)	–	.4	.7	.2	–	–	–
Net periodic benefit cost	$3.7	$15.5	$31.6	$8.4	$16.5	$11.4	$2.4	$2.5	$2.0

(1)	Represented settlement events in Belgium and Korea in 2010.

The following table sets forth the weighted-average assumptions used for determining net periodic cost:

	Pension Benefits							U.S. Postretirement Health Benefits

	2011		2010			2009		2011	2010	2009
	U.S.	Int’l	U.S.		Int’l	U.S.	Int’l

Discount rate	5.50%	5.24%	6.00	%(1)	5.72%	6.60%	5.74%	5.25%	5.50%	6.60%
Expected long-term rate of return on plan assets	8.00	5.48	8.75		6.23	8.75	6.51	–	–	–
Rate of increase in future compensation levels	–	2.95	3.59		2.99	3.59	2.59	–	–	–

(1)	The ADPP and BRP were remeasured on August 1, 2010 at 5.40% to reflect the plan freezes effective December 31, 2010.

Plan Contributions

In 2012, the Company expects to contribute approximately $55 million to its U.S. pension plans. The Company also expects to contribute approximately $20 million to its international pension plans, bringing its total expected contribution to its U.S. and international pension plans to approximately $75 million.

The Company also expects to contribute approximately $3 million to its postretirement benefit plan in 2012.

Future Benefit Payments

Benefit payments, which reflect expected future service, are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits

(In millions)	U.S.	Int’l

2012	$ 43.3	$ 17.7	$ 3.0
2013	44.8	18.5	2.6
2014	46.1	19.8	2.0
2015	47.5	20.9	1.5
2016	48.8	22.9	1.1
2017 — 2021	272.5	137.6	2.4

Estimated Amortization Amounts in Accumulated Other Comprehensive Loss

The Company’s estimates of fiscal year 2012 amortization of amounts included in accumulated other comprehensive loss are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits

(In millions)	U.S.	Int’l

Net actuarial loss	$13.7	$3.3	$ 2.4
Prior service cost (credit)	.4	.4	(4.8)
Net transition asset	–	(.5)	–
Net amount to be recognized	$14.1	$3.2	$ (2.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Company recognized expense of $21.6 million, $10.2 million and $7.7 million in 2011, 2010, and 2009, respectively, related to its match of participant contributions to its U.S. defined contribution plan. These contributions were funded using shares of the Company’s common stock held in the ESBT prior to its termination. The ESBT terminated on July 21, 2011 as a result of the utilization of the remaining shares held therein, and thereafter, the Company began funding these contributions using shares of the Company’s common stock held in treasury.

Other Retirement Plans

The Company has deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns specified and variable rates of return. As of year end 2011 and 2010, the Company had accrued $130.9 million and $135.3 million, respectively, for its obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year end 2011 and 2010, these obligations were secured by standby letters of credit of $16 million. To assist in the funding of these plans, the Company has purchased corporate-owned life insurance contracts. Proceeds from the insurance policies are payable to the Company upon the death of covered participants. The cash surrender value of these policies, net of outstanding loans, included in “Other assets” in the Consolidated Balance Sheet, was $186.1 million and $181.7 million at year end 2011 and 2010, respectively.

The Company’s deferred compensation (gain) expense was $(4.0) million, $4.4 million, and $5.6 million for 2011, 2010, and 2009, respectively. A portion of the interest on certain Company contributions may be forfeited by participants if their employment is terminated before age 55 other than by reason of death, disability or retirement.

NOTE 7. COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more are as follows:

Year	(In millions)

2012	$64.0
2013	46.3
2014	29.4
2015	21.4
2016	13.6
2017 and thereafter	45.3
Total minimum lease payments	$220.0

Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below. There were no significant capital lease obligations at year end 2011 and 2010.

On September 9, 2005, the Company completed a ten-year lease financing for a commercial facility located in Mentor, Ohio, used primarily for the headquarters and research center of its Label and Packaging Materials division. The facility consists generally of land, buildings, equipment and office furnishings. The Company leases the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor’s debt of $11.5 million (collectively, the “Guarantee”). At the end of the lease term, the Company has an option to purchase the facility at an amount equivalent to the value of the Guarantee. The Company also has an option to remarket the facility at an amount at least equivalent to the Guarantee if the value of the facility is above a certain threshold. However, if the value of the facility is below the threshold, the Company may be required to pay the lessor an amount equivalent to the residual value guarantee. During the second quarter of 2011, the Company estimated a shortfall with respect to the Guarantee and began to recognize the shortfall on a straight-line basis over the remaining lease term. The carrying amount of the shortfall was approximately $6 million at December 31, 2011 and included in “Long-term retirement benefits and other liabilities” in the Consolidated Balance Sheets.

Rent expense for operating leases, which includes maintenance and insurance costs and property taxes, was approximately $85 million in 2011, $85 million in 2010, and $86 million in 2009.

Subsequent to year end 2011, the Company entered into a 15-year lease commitment in the Netherlands for an aggregate amount of approximately $60 million. The Company expects to commence the lease in 2014.

60 Avery Dennison Corporation 2011 Annual Report

NOTE 8. CONTINGENCIES

Legal Proceedings

The Company and its subsidiaries are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of the Company’s business. The Company has accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expense to resolve these matters could be higher than the liabilities accrued by the Company; however, the Company is unable to reasonably estimate a range of potential expenses. If information becomes available that allows the Company to reasonably estimate the range of potential expenses in an amount higher or lower than what it has accrued, the Company will adjust its accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expense for resolving any future matters will be assessed as they arise; until then, a range of potential expense for such resolution cannot be determined. Based upon current information, management believes that the impact of the resolution of these matters is not, individually or in the aggregate, material to the Company’s financial position, results of operations or cash flows.

Environmental Matters

As of December 31, 2011, the Company has been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a potentially responsible party (“PRP”) at thirteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of the Company’s liability has been agreed. The Company is participating with other PRPs at such sites, and anticipates that its share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

The Company has accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. Because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate these sites could be higher than the liabilities accrued by the Company; however, the Company is unable to reasonably estimate a range of potential expenses. If information becomes available that allows the Company to reasonably estimate the range of potential expenses in an amount higher or lower than what it has accrued, the Company will adjust its environmental liabilities accordingly. In addition, the Company could identify additional sites for cleanup in the future. The range of expense for remediation of any future-identified sites will be assessed as they arise; until then, a range of expense for such remediation cannot be determined.

The activity in 2011 and 2010 related to environmental liabilities was as follows:

(In millions)	2011	2010

Balance at beginning of year	$46.3	$51.5
Accruals	.4	(1.2)
Payments	(6.1)	(4.0)
Balance at end of year	$40.6	$46.3

As of December 31, 2011, approximately $10 million of the total balance was classified as short-term.

These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors.

Other

The Company participates in international receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. These advances are guaranteed by the Company. At December 31, 2011, the Company had guaranteed approximately $17 million.

As of December 31, 2011, the Company guaranteed up to approximately $10 million of certain foreign subsidiaries’ obligations to their suppliers, as well as approximately $412 million of certain subsidiaries’ lines of credit with various financial institutions.

NOTE 9. SHAREHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION

Common Stock and Common Stock Repurchase Program

The Company’s Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which the Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

In 1996, the Company established the ESBT to help meet the Company’s future obligations under employee benefit and compensation plans, including stock plans, 401(k) plans, and other employee benefit plans by contributing common stock of the Company. The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of stock options and the funding of other Company obligations arising from various employee benefit plans. During the first two quarters of 2011 and full year 2010, approximately

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1 million and 4.3 million ESBT shares with a fair value of $31.4 million and $163 million, respectively, were released by the ESBT upon the settlement of a portion of the Company’s employee benefit obligations. These shares were included as “Treasury stock at cost” in the Consolidated Balance Sheets. The ESBT terminated on July 21, 2011 upon the utilization of the remaining balance of shares held therein, and the Company began using shares of the Company’s common stock held in treasury to settle exercises and releases of stock-based awards.

The Board of Directors authorizes the Company to repurchase shares of the Company’s outstanding common stock. Repurchased shares may be reissued under the Company’s stock option and incentive plans or used for other corporate purposes. In 2011 and 2010, the Company repurchased approximately .3 million and 2.7 million shares totaling $13.5 million and $108.7 million, respectively. On January 27, 2011, the Board of Directors authorized the Company to repurchase an additional 5 million shares of the Company’s stock. As of December 31, 2011, approximately 6 million shares were available for repurchase under this and prior Board authorizations.

Stock-Based Compensation

The Company maintains various stock option and incentive plans and grants its annual stock-based compensation awards to eligible employees in February and non-employee directors in April. Awards granted to retirement-eligible employees vest in full upon retirement; awards to these employees are treated as though the awards were fully vested at the date of grant.

The stock-based compensation expense is based on the estimated fair value of awards expected to vest, amortized on a straight-line basis over the requisite service period. Net income for 2011, 2010, and 2009 included pretax stock-based compensation expense, which related to stock options, performance units (“PUs”), restricted stock units (“RSUs”) and restricted stock, of $37.1 million, $31.4 million, and $23.2 million, respectively. These expenses were included in “Marketing, general and administrative expense.” The total recognized tax benefit related to these stock-based compensation expenses for 2011, 2010, and 2009 was $13.6 million, $11.9 million, and $8.5 million, respectively. No stock-based compensation cost was capitalized for the years ended 2011, 2010, and 2009, respectively.

Stock Options

Stock options granted to non-employee directors and employees may be granted at no less than 100% of the fair market value of the Company’s common stock on the date of the grant. Options generally vest ratably over a three-year period for non-employee directors and over a four-year period for employees. Prior to fiscal year 2010, options granted to non-employee directors generally vested ratably over a two-year period. Options expire ten years from the date of grant.

The fair value of the Company’s stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for the Company’s expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options.

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

Expected option term was determined based on historical experience under the Company’s stock option and incentive plan.

The weighted-average fair value per share of options granted during 2011 was $9.45, compared to $8.76 for the year ended 2010 and $6.57 for the year ended 2009.

The underlying weighted-average assumptions used were as follows:

	2011	2010	2009

Risk-free interest rate	2.22%	2.61%	2.76%
Expected stock price volatility	30.70%	31.99%	41.51%
Expected dividend yield	2.76%	2.51%	3.83%
Expected option term	6.2 years	6.0 years	6.1 years

62 Avery Dennison Corporation 2011 Annual Report

The following table sets forth stock option information related to the Company’s stock option plans during 2011:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 1, 2011	11,568.4	$47.06	5.75	$62.0
Granted	1,550.3	39.08
Exercised	(169.1)	23.23
Forfeited or expired	(1,603.9)	51.71
Outstanding at December 31, 2011	11,345.7	$46.27	5.67	$12.0
Options vested and expected to vest at December 31, 2011	10,962.6	46.66	5.58	11.5
Options exercisable at December 31, 2011	7,611.9	$51.98	4.44	$6.2

The total intrinsic value of stock options exercised was $2.9 million in 2011, $1.9 million in 2010, and $.2 million in 2009. Cash received by the Company from the exercise of these stock options was approximately $3.9 million in 2011, $2.5 million in 2010, and $.6 million in 2009. The tax benefit associated with these exercised options was $.9 million in 2011, $.6 million in 2010, and $.1 million in 2009. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

As of December 31, 2011, the Company had approximately $17 million of unrecognized compensation cost related to unvested stock option awards granted under the Company’s plans. The unrecognized compensation expense is expected to be recognized over the remaining weighted-average requisite service period of approximately two years.

Performance Units

Since the second quarter of 2008, the Company has granted PUs to certain eligible employees of the Company. These PUs are payable in shares of the Company’s common stock at the end of a three-year cliff vesting period provided that certain performance metrics are achieved at the end of the period. Over the performance period, the number of shares of the Company’s common stock issued will be adjusted upward or downward based upon the probability of achievement of performance metrics. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant.

The following table summarizes information about awarded PUs:

	Number of PUs (in thousands)	Weighted-average grant-date fair value

Unvested at January 1, 2011	918.1	$24.52
Granted at target	341.0	42.10
Forfeited	(351.4)	34.86
Unvested at December 31, 2011	907.7	$27.20

The Company did not achieve the performance metrics threshold for the 2008-2010 performance period, and accordingly, the PUs granted in 2008 were cancelled in the first quarter of 2011.

As of December 31, 2011, the Company had approximately $13 million of unrecognized compensation cost related to these PUs, which reflects the Company’s current expectation of meeting certain performance metrics. The unrecognized compensation expense is expected to be recognized over the remaining weighted-average requisite service period of approximately two years.

Restricted Stock Units and Restricted Stock

RSU’s are granted under the Company’s stock option and incentive plan and vest ratably over a period of 3 to 5 years provided that employment continues for 3 to 5 years after the date of the award. If the condition is not met, unvested RSUs are forfeited.

Certain RSUs granted from 2005 through 2008 included dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividend paid or property distributed on a single share of common stock multiplied by the number of RSUs in the employee’s account that are eligible to receive dividend equivalents. Starting in fiscal year 2008, the Company ceased granting RSUs with dividend equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes information about awarded RSUs:

	Number of RSUs (in thousands)	Weighted-average grant-date fair value

Unvested at January 1, 2011	1,127.9	$30.00
Granted	599.3	36.04
Vested	(435.4)	36.06
Forfeited	(172.6)	31.03
Unvested at December 31, 2011	1,119.2	$31.26

During 2005, the Company made one grant of 30,000 shares of restricted stock, which vests in two equal installments; the first installment vested in 2009 and the second will vest in 2012.

As of December 31, 2011, the Company had approximately $21 million and $.1 million of unrecognized compensation cost related to unvested RSUs and restricted stock, respectively. The unrecognized compensation expense is expected to be recognized over the remaining weighted-average requisite service period of approximately two years for RSUs and half a year for restricted stock.

NOTE 10. COST REDUCTION ACTIONS

2011 Actions

In 2011, the Company recorded approximately $45 million in restructuring charges, consisting of severance and related costs for the reduction of approximately 910 positions, asset impairment charges, and lease cancellation costs. At December 31, 2011, approximately 80 employees impacted by these actions remain with the Company.

Q3 2010 — Q4 2010 Actions

In the second half of 2010, the Company recorded approximately $10 million in restructuring charges, consisting of severance and related costs for the reduction of approximately 725 positions, asset impairment charges, and lease cancellation costs. At December 31, 2011, no employees impacted by these actions remain with the Company.

Q4 2008 — Q2 2010 Program

The Company recorded approximately $150 million in restructuring charges (of which $105 million represents cash charges) related to this restructuring program, consisting of severance and related costs, asset impairment charges, and lease cancellation costs. Severance and related costs were related to approximately 4,350 positions. At December 31, 2011, no employees impacted by these actions remain with the Company.

Severance and lease cancellation costs under these restructuring actions were recorded to “Other current liabilities” in the Consolidated Balance Sheets. Asset impairments were based on the estimated market value of the assets. Restructuring charges and payments/settlements during 2011 and 2010 were as follows:

(In millions)	Accrual at January 1, 2011	2011 Charges	2011 Cash Payments	2011 Non-cash Settlements	Currency translation	Accrual at December 31, 2011

Prior restructuring actions	$.1	$.1	$(.2)	$–	$–	$–
Q4 2008 — Q2 2010
Severance and related costs	2.4	(2.1)	(1.0)	–	.7	–
Lease cancellation costs	.6	–	(.6)	–	–	–
Q3 2010 — Q4 2010
Severance and related costs	7.6	–	(7.3)	–	(.1)	.2
Lease cancellation costs	1.1	(.1)	(1.0)	–	–	–
2011
Severance and related costs	–	37.4	(24.4)	–	(.3)	12.7
Lease cancellation costs	–	2.9	(1.1)	–	–	1.8
Asset impairment	–	7.0	–	(7.0)	–	–
	$11.8	$45.2	$(35.6)	$(7.0)	$.3	$14.7

64 Avery Dennison Corporation 2011 Annual Report

(In millions)	Accrual at January 2, 2010	2010 Charges	2010 Cash Payments	2010 Non-cash Settlements	Currency translation	Accrual at January 1, 2011

Prior restructuring actions	$2.4	$(.2)	$(2.1)	$–	$–	$.1
Q4 2008 — Q2 2010
Severance and related costs	33.0	5.5	(33.6)	–	(2.5)	2.4
Lease cancellation costs	1.5	–	(.9)	–	–	.6
Asset impairment	–	1.2	–	(1.2)	–	–
Q3 2010 — Q4 2010
Severance and related costs	–	9.9	(2.4)	–	.1	7.6
Lease cancellation costs	–	1.2	(.1)	–	–	1.1
Asset impairment	–	1.4	–	(1.4)	–	–
	$36.9	$19.0	$(39.1)	$(2.6)	$(2.4)	$11.8

The table below shows the total amount of costs incurred by reportable segment and other businesses in connection with these restructuring actions during the last three years. Restructuring costs in continuing operations are included in “Other expense, net” in the Consolidated Statements of Operations.

(In millions)	2011	2010	2009

Restructuring costs by segment:
Pressure-sensitive Materials	$16.4	$5.8	$34.8
Retail Branding and Information Solutions	19.9	4.0	51.7
Other specialty converting businesses	8.2	2.9	29.3
Continuing operations	$44.5	$12.7	$115.8
Discontinued operations	$.7	$6.3	$13.3
	$45.2	$19.0	$129.1

NOTE 11. TAXES BASED ON INCOME

Taxes based on income (loss) were as follows:

(In millions)	2011	2010	2009

Current:
U.S. federal tax	$.6	$(39.2)	$(54.0)
State taxes	(1.0)	(6.9)	(2.9)
International taxes	79.2	87.7	52.6
	78.8	41.6	(4.3)
Deferred:
U.S. federal tax	(9.9)	(14.4)	(44.6)
State taxes	(1.4)	7.5	(7.0)
International taxes	11.0	(37.5)	(36.1)
	(.3)	(44.4)	(87.7)
Provision for (benefit from) income taxes	$78.5	$(2.8)	$(92.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The principal items accounting for the difference in taxes as computed at the U.S. statutory rate, and as recorded, were as follows:

(In millions)	2011	2010	2009

Computed tax at 35% of income (loss) before taxes	$81.5	$83.6	$(324.3)
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	(2.3)	(1.3)	(12.2)
Foreign earnings taxed at different rates	2.5	(58.8)	(2.4)
Valuation allowance	8.3	2.5	4.0
Goodwill and indefinite-lived intangible asset impairment	–	–	276.4
Deferred compensation assets	(5.1)	(7.9)	(30.5)
U.S. federal tax credits (R&D and low-income housing)	(4.6)	(3.8)	(2.8)
Tax contingencies and audit settlements	1.6	(17.7)	7.2
Other items, net	(3.4)	.6	(7.4)
Provision for (benefit from) income taxes	$78.5	$(2.8)	$(92.0)

Consolidated income (loss) before taxes from continuing U.S. and international operations was as follows:

(In millions)	2011	2010	2009

U.S.	$(64.6)	$(45.7)	$(518.0)
International	297.5	284.7	(408.6)
Income (loss) from continuing operations before taxes	$232.9	$239.0	$(926.6)

The effective tax rate for continuing operations was approximately 34% for 2011 compared with approximately (1%) for 2010. The 2011 effective tax rate for continuing operations reflected $8.3 million of expense for increases to valuation allowances and $2.8 million of expense from the settlement of a foreign tax audit.

The 2010 effective tax rate reflected $45.5 million of benefit from net operating losses resulting from the local statutory write-down of certain investments in Europe due to a decline in their value. The decline in value established a net operating loss asset subject to recapture. As a result of a legal entity restructuring, the liability for the recapture was eliminated, causing the Company to recognize a discrete tax benefit in the fourth quarter. The Company does not expect events of this nature to occur frequently since the recognition of the tax effects of declines in values of subsidiaries requires specific tax planning and restructuring actions, and the Company has no plans to pursue such actions. The 2010 effective tax rate also reflected $17.7 million of net benefit from normally-occurring releases and accruals of certain tax reserves, which were in part due to reductions in the Company’s tax positions for prior years due to settlements with taxing jurisdictions and lapses of applicable statutory periods. Net operating losses, including the net operating losses which resulted from the local statutory write-down of certain investments in Europe referenced above, may offset future taxable income, thereby lowering cash tax payments over the coming years.

Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $1.3 billion and $1.2 billion at December 31, 2011 and January 1, 2011, respectively, because the earnings are considered to be indefinitely reinvested. It is not practicable to estimate the amount of tax that would be payable upon distribution of these earnings. Deferred taxes have been accrued for earnings that are not considered indefinitely reinvested. The repatriation accrual for the year ended December 31, 2011 and January 1, 2011 is $18.1 million and $15.3 million, respectively.

66 Avery Dennison Corporation 2011 Annual Report

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company’s deferred tax assets and liabilities were as follows:

(In millions)	2011	2010

Accrued expenses not currently deductible	$62.2	$69.7
Net operating losses	352.3	348.5
Tax credit carryforwards	129.8	111.4
Capital loss carryforward	11.7	13.5
Postretirement and post employment benefits	102.7	108.6
Pension costs	127.5	104.2
Inventory reserves	11.9	11.6
Other assets	3.7	7.5
Valuation allowance	(122.8)	(115.6)
Total deferred tax assets(1)	679.0	659.4
Depreciation and amortization	(168.7)	(188.1)
Repatriation accrual	(18.1)	(15.3)
Foreign operating loss recapture	(119.0)	(122.0)
Other liabilities	(9.8)	(6.6)
Total deferred tax liabilities(1)	(315.6)	(332.0)
Total net deferred tax assets	$363.4	$327.4

(1)	Reflected gross amount before jurisdictional netting of deferred tax assets and liabilities.

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

Net operating loss carryforwards of foreign subsidiaries at December 31, 2011 and January 1, 2011 were $1.13 billion and $1.14 billion, respectively. If unused, foreign net operating losses of $51.8 million will expire between 2012 and 2015, and $119.2 million will expire after 2015. Net operating losses of $955.7 million can be carried forward indefinitely. Based on current projections, certain indefinite-lived foreign net operating losses may take approximately 50 years to be fully utilized. Tax credit carryforwards of both domestic and foreign subsidiaries at December 31, 2011 and January 1, 2011 totaled $129.8 million and $111.4 million, respectively. If unused, tax credit carryforwards of $5.9 million will expire between 2012 and 2014, $87.2 million will expire between 2015 and 2019, and $28.5 million will expire after 2019. Tax credit carryforwards of $8.2 million can be carried forward indefinitely. The Company has established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. The valuation allowance at December 31, 2011 and January 1, 2011 was $122.8 million and $115.6 million, respectively.

The Company has been granted tax holidays in several jurisdictions including Bangladesh, China, Thailand and Vietnam. The tax holidays expire between 2012 and 2016. These tax holidays benefit the Company’s consolidated effective tax rate on continuing operations by less than 2%.

Unrecognized Tax Benefits

On December 31, 2011, the Company’s unrecognized tax benefits totaled $120.3 million, including $78.5 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate. As of January 1, 2011, the Company’s unrecognized tax benefits totaled $127.2 million, including $81.2 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate.

Where applicable, the Company recognizes potential accrued interest and penalties related to unrecognized tax benefits from its global operations in income tax expense. The Company recognized an expense of $2.7 million and a benefit of $2.6 million of interest and penalties in the Consolidated Statements of Operations in 2011 and 2010, respectively. The Company has accrued for $23.6 million and $20.9 million of interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 31, 2011 and January 1, 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is set forth below:

(In millions)	2011	2010

Balance at beginning of year	$127.2	$151.7
Additions based on tax positions related to the current year	19.7	17.4
Additions for tax position of prior years	2.6	7.0
Reductions for tax positions of prior years:
Changes in judgment	(2.3)	–
Settlements	(5.5)	(7.9)
Lapses of applicable statute	(19.2)	(36.7)
Changes due to translation of foreign currencies	(2.2)	(4.3)
Balance at end of year	$120.3	$127.2

The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, which may impact the Company’s effective tax rate. The Company and its U.S. subsidiaries have completed the Internal Revenue Service’s Compliance Assurance Process Program through 2010. The Company is subject to routine tax examinations in other jurisdictions. With some exceptions, the Company and its subsidiaries are no longer subject to examinations by tax authorities for years prior to 2005.

It is reasonably possible that during the next 12 months, the Company may realize a decrease in its gross uncertain tax positions by approximately $15.7 million, primarily as the result of cash payments and closing tax years. The Company anticipates that it is reasonably possible that cash payments of up to $7.7 million relating to gross uncertain tax positions could be paid within the next 12 months.

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

Financial information by reportable segment and other businesses from continuing operations is set forth below. In 2011, the Company modified its approach to allocating certain Corporate costs to its reportable segments to better reflect the costs required to support operations within segment results. Prior year amounts have been restated to conform with the new methodology.

(In millions)	2011	2010	2009

Net sales to unaffiliated customers:
Pressure-sensitive Materials	$3,971.6	$3,717.4	$3,377.9
Retail Branding and Information Solutions	1,500.8	1,522.1	1,321.2
Other specialty converting businesses	553.9	542.5	487.1
Net sales to unaffiliated customers	$6,026.3	$5,782.0	$5,186.2

Intersegment sales:
Pressure-sensitive Materials	$170.0	$157.0	$147.1
Retail Branding and Information Solutions	2.3	2.0	1.6
Other specialty converting businesses	39.5	30.7	15.8
Intersegment sales	$211.8	$189.7	$164.5

Income (loss) from continuing operations before taxes:
Pressure-sensitive Materials	$312.8	$307.0	$174.0
Retail Branding and Information Solutions	49.9	59.9	(905.1)
Other specialty converting businesses	(6.9)	(.4)	(45.3)
Corporate expense	(51.9)	(51.2)	(65.3)
Interest expense	(71.0)	(76.3)	(84.9)
Income (loss) from continuing operations before taxes	$232.9	$239.0	$(926.6)

68 Avery Dennison Corporation 2011 Annual Report

Capital expenditures:
Pressure-sensitive Materials	$65.3	$50.2	$41.5
Retail Branding and Information Solutions	20.9	28.2	19.6
Other specialty converting businesses	13.5	22.7	7.6
Corporate	1.6	1.8	1.3
Capital expenditures(1)	$101.3	$102.9	$70.0

Depreciation expense:
Pressure-sensitive Materials	$77.6	$77.8	$86.2
Retail Branding and Information Solutions	53.8	53.2	58.3
Other specialty converting businesses	22.6	26.7	25.6
Corporate	3.8	4.0	3.9
Depreciation expense	$157.8	$161.7	$174.0

Other expense, net by segment:
Pressure-sensitive Materials	$16.9	$7.1	$75.9
Retail Branding and Information Solutions	18.2	5.8	51.7
Other specialty converting businesses	2.6	3.2	29.2
Corporate	8.9	3.5	21.2
Other expense, net	$46.6	$19.6	$178.0

Other expense, net by type:
Restructuring costs:
Severance and related costs	$35.5	$10.0	$78.5
Asset impairment and lease cancellation charges	9.0	2.7	37.3
Other items:
Gain on sale of a product line	(5.6)	–	–
Gain on sale of an investment	–	(.5)	–
Loss from debt extinguishments	.7	4.0	21.2
Loss from curtailment of domestic pension obligations	–	2.5	–
Legal settlements	(1.2)	.9	41.0
OCP divestiture-related costs	8.2	–	–
Other expense, net	$46.6	$19.6	$178.0

(1)	Included capital expenditures accrued but not paid of $9.5 in 2011, $12.4 in 2010, and $8.2 in 2009. Capital expenditures refer to purchases of property, plant and equipment.

Revenues in the Company’s continuing operations by geographic area are set forth below. Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in the Company’s business.

(In millions)	2011	2010	2009

Net sales to unaffiliated customers:
U.S.	$1,636.1	$1,602.5	$1,484.7
Europe	2,007.8	1,896.7	1,813.1
Asia	1,533.5	1,474.9	1,198.8
Latin America	489.8	468.4	379.9
Other international	359.1	339.5	309.7
Net sales	$6,026.3	$5,782.0	$5,186.2

Property, plant and equipment, net in the Company’s U.S. and international operations are set forth below.

(In millions)	2011	2010	2009

Property, plant and equipment, net:
U.S.	$370.5	$488.4	$509.3
International	708.9	774.5	845.4
Property, plant and equipment, net	$1,079.4	$1,262.9	$1,354.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13. QUARTERLY FINANCIAL INFORMATION (Unaudited)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2011
Net sales	$1,526.5	$1,544.8	$1,500.4	$1,454.6
Gross profit	399.5	396.4	366.9	358.6
Income from continuing operations	36.9	53.1	35.4	29.0
Income (loss) from discontinued operations	7.9	20.2	14.4	(6.8)
Net income	44.8	73.3	49.8	22.2

Net income (loss) per common share:
Continuing operations	.35	.50	.33	.27
Discontinued operations	.08	.19	.14	(.06)
Net income per common share	.43	.69	.47	.21

Net income (loss) per common share, assuming dilution:
Continuing operations	.35	.50	.33	.27
Discontinued operations	.07	.19	.14	(.06)
Net income per common share, assuming dilution	.42	.69	.47	.21
2010
Net sales	$1,397.0	$1,492.8	$1,429.6	$1,462.6
Gross profit	371.0	407.4	371.3	364.1
Income from continuing operations	37.0	57.5	47.4	99.9
Income from discontinued operations	17.7	26.3	16.8	14.3
Net income	54.7	83.8	64.2	114.2

Net income per common share:
Continuing operations	.35	.54	.45	.94
Discontinued operations	.17	.25	.16	.14
Net income per common share	.52	.79	.61	1.08

Net income per common share, assuming dilution:
Continuing operations	.35	.54	.44	.93
Discontinued operations	.16	.24	.16	.13
Net income per common share, assuming dilution	.51	.78	.60	1.06

70 Avery Dennison Corporation 2011 Annual Report

“Other expense, net” is presented by type for each quarter below:

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2011
Restructuring costs:
Severance and related costs	$2.7	$7.2	$14.6	$11.0
Asset impairment and lease cancellation charges	3.3	.1	.3	5.3
Other items:
Gain on sale of a product line	–	–	–	(5.6)
Loss from debt extinguishments	–	–	–	.7
Legal settlements	(1.7)	–	.5	–
OCP divestiture-related costs	–	1.0	2.7	4.5
Other expense, net	$4.3	$8.3	$18.1	$15.9
2010
Restructuring costs:
Severance and related costs	$4.0	$2.0	$1.2	$2.8
Asset impairment and lease cancellation charges	.2	.6	1.3	.6
Other items:
Gain on sale of an investment	–	(.5)	–	–
Loss from debt extinguishments	–	1.2	–	2.8
Loss from curtailment of domestic pension obligations	–	–	2.5	–
Legal settlements	1.4	(.5)	–	–
Other expense, net	$5.6	$2.8	$5.0	$6.2

NOTE 14. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 31, 2011:

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Available for sale securities	$12.4	$4.2	$8.2	$–
Derivative assets	6.5	–	6.5	–
Liabilities:
Derivative liabilities	$18.6	$2.9	$15.7	$–

The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of January 1, 2011:

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets:
Available for sale securities	$12.2	$2.9	$9.3	$–
Derivative assets	16.9	.1	16.8	–
Liabilities:
Derivative liabilities	$10.3	$2.4	$7.9	$–

Available for sale securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids. Derivatives that are exchange-traded are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. Derivatives measured based on inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Available for sale securities are included in “Other current assets” in the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Non-recurring Fair Value Measurements

Long-lived assets with carrying amounts totaling $4.4 million were written down to their fair value of $1.3 million, resulting in an impairment charge of $3.1 million during 2011, which was included in “Other expense, net” in the Consolidated Statements of Operations. Of the $1.3 million, $1.1 million was primarily based on Level 2 inputs and $.2 million was primarily based on Level 3 inputs. These assets were in the Retail Branding and Information Solutions and Pressure-sensitive Materials segments, as well as in other specialty converting businesses.

Long-lived assets with carrying amounts totaling $3.4 million were written down to their fair values of $2.4 million, resulting in an impairment charge of $1.0 million during 2010, which was included in “Other expense, net” in the Consolidated Statements of Operations. The $2.4 million fair value write-down was based on Level 2 inputs. These assets were in the Retail Branding and Information Solutions and Pressure-sensitive Materials segments, as well as in other specialty converting businesses.

Long-lived assets with carrying amounts totaling $27.2 million were written down to their fair values totaling $9.5 million, resulting in impairment charges of $17.7 million during 2009. These charges were included in “Other expense, net” in the Consolidated Statements of Operations. Of the $9.5 million, $6.5 million was primarily based on Level 2 inputs and $3 million was primarily based on Level 3 inputs. These assets were in the Retail Branding and Information Solutions and Pressure-sensitive Materials segments.

Goodwill with a carrying amount of $1.21 billion was written down to its estimated implied fair value of $415 million, resulting in a non-cash impairment charge of $820 million in the first quarter of 2009. Additionally, certain indefinite-lived assets with a carrying value of approximately $30 million were written down to their estimated implied fair value of $18 million, resulting in a non-cash impairment charge of $12 million in the first quarter of 2009. The fair value measurements related to these assets were primarily based on discounted cash flows projections which are considered Level 3 inputs. These charges were included in “Goodwill and indefinite-lived intangible asset impairment charges” in the Consolidated Statements of Operations. Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for further information.

72 Avery Dennison Corporation 2011 Annual Report

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control — Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 31, 2011. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Dean A. Scarborough	/s/ Mitchell R. Butier
Dean A. Scarborough	Mitchell R. Butier
Chairman, President and	Senior Vice President
Chief Executive Officer	and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avery Dennison Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP
Los Angeles, California
February 24, 2012

74 Avery Dennison Corporation 2011 Annual Report

Corporate Information

Counsel

Latham & Watkins LLP

Los Angeles, California

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Los Angeles, California

Transfer Agent — Registrar

Computershare Trust Co., N.A.

P. O. Box 43078

Providence, Rhode Island 02940-3078

(877) 498-8861

(800) 952-9245 (TDD/TTY)

www.computershare.com/investor

Annual Meeting

The Annual Meeting of Stockholders will be held at 1:30 p.m. on April 26, 2012 in the Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California 91103.

The DirectSERVICE™ Investment Program

Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by writing to The DirectSERVICE™ Investment Program, c/o Computershare Trust Co., Inc. (include a reference to Avery Dennison in the correspondence), P.O. Box 43078, Providence, RI 02940-3078, calling (877) 498-8861, or logging onto their website at http://www.computershare.com/investor.

Direct Deposit of Dividends

Avery Dennison shareholders may deposit quarterly dividend checks directly into their checking or savings accounts. For more information, call Avery Dennison’s transfer agent and registrar, Computershare Trust Co. at (877) 498-8861.

Other Information

The Company is including, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2011 filed with the Securities and Exchange Commission (“SEC”), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the Company submitted to the New York Stock Exchange (“NYSE”) the Company’s annual written affirmation on April 28, 2011, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s corporate governance listing standards.

A copy of the Company’s Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Company. Copies may also be obtained from the “Investors” section of the Company’s website at www.averydennison.com.

Corporate Headquarters

Avery Dennison Corporation

Miller Corporate Center

150 North Orange Grove Boulevard

Pasadena, California 91103

Phone: (626) 304-2000

Fax: (626) 792-7312

Mailing Address:

P.O. Box 7090

Pasadena, California 91109-7090

Stock and Dividend Data

Common shares of Avery Dennison are listed on the NYSE.

Ticker symbol: AVY

	2011		2010

	High	Low	High	Low

Market Price(1)
First Quarter	$42.40	$38.78	$40.07	$30.79
Second Quarter	43.11	36.33	41.39	31.32
Third Quarter	39.59	25.06	38.04	31.67
Fourth Quarter	28.77	23.97	42.49	35.80
(1) Prices shown represent closing prices on the NYSE

			2011	2010

Dividends per Common Share
First Quarter			$.25	$.20
Second Quarter			.25	.20
Third Quarter			.25	.20
Fourth Quarter			.25	.20
Total			$1.00	$.80

Number of shareholders of record as of year end			7,181	7,610

76 Avery Dennison Corporation 2011 Annual Report