Form 10-K, Exhibit 13
period 2012-12-29
Avery Dennison Corp
filed 2013-02-27
CIK 8818

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

	Segment	Segment
	Pressure- sensitive Materials	Retail Branding and Information Solutions	Other specialty converting businesses	Office and Consumer Products*

BUSINESSES	• Materials Group • Performance Tapes	• Retail Branding and Information Solutions • RFID	• Designed and Engineered Solutions • Vancive Medical Technologies	• Office and Consumer Products

SALES (in millions)	$4,256	$1,534	$246	$726

% OF SALES*	71%	25%	4%

GLOBAL BRAND	Avery Dennison®	Avery Dennison®	Avery Dennison®	Avery®
Vancive Medical Technologies™

PRODUCTS/SOLUTIONS	Pressure-sensitive labeling materials, packaging materials and solutions, roll-fed sleeve, performance polymer adhesives and engineered films, graphic imaging media, reflective materials, pressure-sensitive tapes for automotive, building and construction electronics, industrial and personal care products	Creative services, brand embellishments, graphic tickets, tags and labels, sustainable packaging, inventory visibility and loss prevention solutions, data management services, price tickets, printers and scanners, RFID (radiofrequency identification) inlays, fasteners, brand protection and security solutions	Pressure-sensitive adhesives and labels, skin-contact adhesives, industrial adhesives, automotive paint protection and exterior films, information, warning, safety and security labels, functional packaging valves and vents, architectural and engineered films, surgical, wound care, ostomy and securement products, medical barrier films, wearable sensor technology, point-of-purchase and display tags, self-adhesive postage stamps	Self-adhesive labels, binders, sheet protectors, dividers, online templates and printing, writing instruments, T-shirt transfers, do-it-yourself card products

MARKET SEGMENTS	Food, beverage, spirits, household products, pharmaceuticals, health and beauty, durables, fleet, vehicle/automotive, architectural/retail, promotional/advertising, traffic, safety, transportation original equipment manufacturing, personal care, electronics, building and construction	Apparel manufacturing and retail supply chain, food service and supply chain, hard goods and supply chain, pharmaceutical supply chain, logistics	Automotive, transportation, consumer packaging, medical and healthcare, durable goods, architectural, graphic arts, general industrial, retail point-of-purchase, security printing	Professional and personal organization and identification

CUSTOMERS	Label converters, package designers, packaging engineers and manufacturers, industrial manufacturers, printers, distributors, designers, advertising agencies, government agencies, sign manufacturers, graphic vendors, electronics original equipment manufacturers, construction firms, personal care product manufacturers	Apparel brands, manufacturers and retailers, food service, grocery and pharmaceutical supply chains, consumer goods brands, manufacturers and retailers, automotive manufacturers, transportation companies	Industrial and original equipment manufacturers, medical products and device manufacturers, clinicians and nurses, converters, packagers, consumer products companies	Office products superstores, major retailers, distributors, wholesalers, office professionals, school administrators, small business owners, consumers

LEADERS	Donald A. Nolan, President, Materials Group	R. Shawn Neville, President, Retail Branding and Information Solutions	Terrence L. Hemmelgarn, Vice President and General Manager, Designed and Engineered Solutions Howard Kelly, Vice President and General Manager, Vancive Medical Technologies	Timothy S. Bond, Group Vice President, Office and Consumer Products

* The percentage of sales calculations exclude sales from Office and Consumer Products (OCP), which was classified as discontinued operations beginning in 2012.

Safe Harbor Statement

The matters discussed in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as "aim," "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "foresee," "guidance," "intend," "may," "might," "objective," "plan," "potential," "project," "seek," "shall," "should," "target," "will," "would," or variations thereof, and other expressions that refer to future events and trends, identify forward-looking statements. These forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause our actual results to differ materially from the expected results, performance or achievements expressed or implied by such forward-looking statements.

        Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012, and include, but are not limited to, risks and uncertainties relating to the following: fluctuations in demand affecting sales to customers; the financial condition and inventory strategies of customers; changes in customer order patterns; worldwide and local economic conditions; fluctuations in cost and availability of raw materials; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; impact of competitive products and pricing; loss of significant contracts or customers; collection of receivables from customers; selling prices; business mix shift; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; fluctuations in foreign currency exchange rates and other risks associated with foreign operations; integration of acquisitions and completion of pending dispositions; amounts of future dividends and share repurchases; customer and supplier concentrations; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems; successful installation of new or upgraded information technology systems; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest and tax rates; fluctuations in pension, insurance and employee benefit costs; impact of legal and regulatory proceedings, including with respect to environmental, health and safety; changes in governmental laws and regulations; changes in political conditions; impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

        We believe that the most significant risk factors that could affect our financial performance in the near-term include: (1) the impact of economic conditions on underlying demand for our products; (2) competitors' actions, including pricing, expansion in key markets, and product offerings; and (3) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume.

        Our forward-looking statements are made only as of the date hereof. By making these forward-looking statements, we assume no duty to update them to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

11 Avery Dennison Corporation 2012 Annual Report

Five-year Summary

		2012		2011		2010		2009 (1)		2008

(Dollars in millions, except % and per share amounts)	5-Year Compound Growth Rate	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	2.3%	$6,035.6	100.0	$6,026.3	100.0	$5,782.0	100.0	$5,186.2	100.0	$5,865.7	100.0
Gross profit	3.6	1,577.1	26.1	1,521.4	25.2	1,513.8	26.2	1,256.4	24.2	1,360.7	23.2
Marketing, general and administrative expense	3.8	1,179.4	19.5	1,170.9	19.4	1,178.9	20.4	1,088.1	21.0	1,118.1	19.1
Goodwill and indefinite-lived intangible asset impairment charges	N/A	—	—	—	—	—	—	832.0	16.0	—	—
Interest expense	(7.1)	72.8	1.2	71.0	1.2	76.3	1.3	84.9	1.6	115.8	2.0
Other expense, net (2)	4.6	69.4	1.1	46.6	.8	19.6	.3	178.0	3.4	24.0	.4
Income (loss) from continuing operations before taxes	6.8	255.5	4.2	232.9	3.9	239.0	4.1	(926.6)	(17.9)	102.8	1.8
Provision for (benefit from) income taxes	49.2	86.4	1.4	78.5	1.3	(2.8)	—	(92.0)	(1.8)	(50.0)	(.9)
Income (loss) from continuing operations	(.4)	169.1	2.8	154.4	2.6	241.8	4.2	(834.6)	(16.1)	152.8	2.6
Income from discontinued operations, net of tax	N/A	46.3	N/A	35.7	N/A	75.1	N/A	87.9	N/A	113.3	N/A
Net income (loss)	(6.6)	215.4	3.6	190.1	3.2	316.9	5.5	(746.7)	(14.4)	266.1	4.5

		2012		2011		2010		2009		2008

Per Share Information
Income (loss) per common share from continuing operations	(1.3)%	$1.65		$1.46		$2.29		$(8.06)		$1.55
Income (loss) per common share from continuing operations, assuming dilution	(1.3)	1.63		1.45		2.27		(8.06)		1.55
Income per common share from discontinued operations	(19.5)	.45		.34		.71		.85		1.15
Income per common share from discontinued operations, assuming dilution	(19.5)	.45		.33		.70		.85		1.15
Net income (loss) per common share	(7.4)	2.10		1.80		3.00		(7.21)		2.70
Net income (loss) per common share, assuming dilution	(7.5)	2.08		1.78		2.97		(7.21)		2.70
Dividends per common share	(7.7)	1.08		1.00		.80		1.22		1.64
Weighted-average common shares outstanding (in millions)	.9	102.6		105.8		105.8		103.6		98.4
Weighted-average common shares outstanding, assuming dilution (in millions)	.9	103.5		106.8		106.8		103.6		98.7
Book value per share at fiscal year-end	(4.8)	$15.82		$15.60		$15.61		$12.94		$17.78
Market price per share at fiscal year-end	(8.4)	34.40		28.68		42.34		36.49		31.53
Market price per share range		26.38 to		23.97 to		30.79 to		17.26 to		25.02 to
		34.97		43.11		42.49		40.02		53.14

At End of Year
Working capital (deficit) (3)		$25.5		$271.3		$120.1		$(134.5)		$(127.6)
Property, plant and equipment, net (3)		1,015.5		1,079.4		1,262.9		1,354.7		1,493.0
Total assets		5,105.3		4,972.7		5,099.4		5,002.8		6,035.7
Long-term debt and capital leases (3)		702.2		954.2		956.2		1,088.7		1,544.8
Total debt (3)		1,222.4		1,181.3		1,337.2		1,624.3		2,209.8
Shareholders' equity		1,580.9		1,658.5		1,645.7		1,362.6		1,750.0
Number of employees		29,800		30,400		32,100		31,300		35,700

Other Information
Depreciation expense (4)		$150.5		$157.8		$161.7		$174.0		$187.6
Research and development expense (4)(5)		105.1		96.2		88.4		80.7		82.2
Effective tax rate (4)		33.8%		33.7%		(1.2)%		9.9%		(48.6)%
Return on average shareholders' equity		13.4		11.1		21.6		(55.7)		13.1
Return on average total capital		9.1		7.6		12.8		(20.6)		8.8

(1) Results for 2009 reflected a 53-week period.

(2) Included pretax charges for severance and related costs, asset impairment and lease cancellation charges, and other items.

(3) Amounts for 2012 and 2011 relate to continuing operations only.

(4) Amounts related to continuing operations only.

(5) Prior year amounts have been reclassified to conform to current year presentation.

Stockholder Return Performance

The following graph compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500® Stock Index the average return (weighted by market capitalization) of the Standard & Poor's Materials and Industrials subsets (the "Market Basket"), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2012.

Comparison of Five-Year Cumulative Total Return
as of December 31, 2012

Total Return Analysis (1)

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012

Avery Dennison Corporation	$100.00	$64.01	$74.71	$88.68	$61.94	$78.11
S&P 500 Index	$100.00	$63.01	$79.69	$91.71	$93.62	$108.59
Market Basket (Weighted Average) (2)	$100.00	$64.10	$80.86	$103.94	$103.57	$118.78
Market Basket (Median)	$100.00	$66.35	$85.90	$110.88	$105.61	$121.28

(1) Assumes $100 invested on December 31, 2007 and the reinvestment of dividends.
(2) Average weighted by market capitalization.

Historical stock price performance is not necessarily indicative of future stock price performance.

13 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

"Management's Discussion and Analysis of Financial Condition and Results of Operations," or MD&A, provides a narrative concerning our financial performance and condition, and should be read in conjunction with the accompanying financial statements. It includes the following sections:

Non-GAAP Financial Measures	14
Overview and Outlook	14
Analysis of Results of Operations	16
Results of Operations by Reportable Segment	18
Financial Condition	19
Critical Accounting Policies and Estimates	24
Recent Accounting Requirements	27
Market-Sensitive Instruments and Risk Management	27

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Our discussion of financial results includes several non-GAAP financial measures to provide additional information regarding our operating performance and liquidity measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Based upon feedback from our investors and financial analysts, we believe that these supplemental non-GAAP financial measures provide information that is useful to the assessment of our performance and operating trends, as well as liquidity. These measures may not be comparable to similarly named non-GAAP measures used by other companies.

        Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it difficult to assess our underlying performance in a single period. By excluding certain accounting effects, both positive and negative, of certain items, we believe that we are providing meaningful supplemental information to facilitate an understanding of our core operating results and liquidity measures. These non-GAAP financial measures are used internally to evaluate trends in our underlying business, as well as to facilitate comparison to the results of our competitors for a single period. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency, and timing.

We use the following non-GAAP financial measures:

•
Organic sales change refers to the increase or decrease in sales excluding the estimated impact of foreign currency translation, acquisitions and divestitures, and where applicable, the extra week in the fiscal year. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior-period results translated at current period average exchange rates to remove the effect of foreign currency fluctuations. We believe organic sales change assists investors in evaluating the underlying sales growth from the ongoing activities of our businesses and provides improved comparability of results period over period.
•
Free cash flow refers to cash flow from operations, less net payments for capital expenditures, software and other deferred charges, plus (minus) net proceeds from sales (purchases) of investments, plus discretionary contributions to our pension plans utilizing proceeds from divestitures. Free cash flow excludes uses of cash that do not directly or immediately support the underlying business (such as discretionary debt reductions, dividends, share repurchases, and certain effects of acquisitions and divestitures).
•
Operational working capital refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as current assets and current liabilities of held-for-sale businesses. We use this non-GAAP financial measure as a tool to assess our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount, frequency, and timing, and therefore, may increase the volatility of the working capital ratio from period to period. Additionally, the items excluded from this measure are not necessarily indicative of the underlying trends of our operations and are not significantly influenced by our day-to-day activities that are managed at the operating level.
•
EBITDA refers to earnings from continuing operations before interest, taxes, depreciation and amortization.
•
Net debt to EBITDA ratio refers to total debt less cash and cash equivalents, divided by EBITDA. We believe the net debt to EBITDA ratio is meaningful because investors view it as an indicator of our leverage position.

OVERVIEW AND OUTLOOK

Fiscal Year

The fiscal years 2012, 2011 and 2010 consisted of 52-week periods ending December 29, 2012, December 31, 2011, and January 1, 2011, respectively.

Changes in Reportable Segments

In the fourth quarter of 2012, we realigned our segment reporting to reflect a new operating structure. This included the consolidation of certain operations, the streamlining of our corporate organization, and the realignment of organizational structures and accountabilities. These actions were reflected in the movement of our Performance Tapes and radio-frequency identification ("RFID") inlay manufacturing businesses from other specialty converting businesses into our reportable segments. Our Performance Tapes business is now included in the Pressure-sensitive Materials segment, and our RFID inlay manufacturing business is now included in the Retail Branding and Information Solutions segment. Management's allocation of resources and assessment of performance are based on this new operating structure.

        In addition, we adopted a new corporate expense allocation methodology whereby the allocation of corporate costs to the segments

Management's Discussion and Analysis of Financial Condition and Results of Operations

and other businesses was refined to better reflect costs required to support their respective operations. Under the new methodology, costs for which (i) a significant portion of the benefit derived from activity directly relates to operating unit performance, and (ii) the level of resourcing is impacted by operating unit decisions, are fully allocated to operations.

        All prior period amounts have been reclassified to reflect these changes.

Divestitures

In December 2011, we signed an agreement to sell our Office and Consumer Products ("OCP") business to 3M Company ("3M") for gross cash proceeds of $550 million, subject to adjustment in accordance with the terms of the agreement. On October 3, 2012, we and 3M mutually agreed to terminate this agreement. We continued to pursue the sale of the OCP business through the end of 2012 and classified its operating results, together with certain costs associated with the divestiture transaction, as discontinued operations in the Consolidated Statements of Income for the fiscal years 2012, 2011, and 2010. Assets and liabilities of this business are classified as "held for sale" in the Consolidated Balance Sheets at December 29, 2012 and December 31, 2011.

        Discontinued operations, which comprised substantially all of our previously reported OCP segment, had sales of approximately $726 million in 2012, $760 million in 2011, and $809 million in 2010.

        On January 29, 2013, we entered into an agreement to sell our OCP and Designed and Engineered Solutions ("DES") businesses to CCL Industries Inc. ("CCL") for a total purchase price of $500 million in cash, subject to adjustment in accordance with the terms of the agreement. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close in mid-2013. The operating results of the DES business, reported in our other specialty converting businesses for all periods presented, are expected to be classified as discontinued operations beginning in the first quarter of 2013.

        As part of the agreement with CCL, we agreed to enter into a supply agreement with CCL at closing, pursuant to which CCL would purchase certain pressure-sensitive label stock, adhesives and other base material products for up to six years after closing. Additionally, we agreed to enter into a transition services agreement at closing, under which certain transitional services would be provided primarily by us to CCL for up to 15 months after closing. The purpose of these services would be to provide short-term assistance to CCL in assuming the operations of the OCP and DES businesses. While both agreements are expected to continue generating revenues and cash flows from OCP and DES, the estimated amounts and our continuing involvement in the OCP and DES operations are not expected to be significant to us as a whole.

        We intend to use the expected net sale proceeds of approximately $400 million to repurchase shares and make an additional pension plan contribution.

Exit/Sale of Product Lines

In 2012, we exited certain product lines in the previously reported OCP segment, incurring exit costs of $3.9 million in the second half of 2012 (included in "Other expense, net" in the Consolidated Statements of Income). The operating results of these product lines, which were not significant, were included in other specialty converting businesses for all periods presented.

        In 2011, we received proceeds totaling $21.5 million from the sale of two product lines, one from our Performance Films business ($21 million) and the other from our Label and Packaging Materials business ($.5 million). In connection with the sale of the product line from our Performance Films business, we recognized a gain of $5.6 million in 2011 (included in "Other expense, net" in the Consolidated Statements of Income).

Sales

Our sales from continuing operations remained approximately the same in 2012 as in the prior year, and increased 4% in 2011 compared to 2010. Sales on an organic basis increased 4% in 2012 compared to the prior year due primarily to higher volume.

	2012	2011	2010

Estimated change in sales due to
Organic sales change	4%	2%	12%
Extra week in 2009 fiscal year	–	–	(1)
Foreign currency translation	(3)	3	1

Reported sales change (1)	–%	4%	11%

(1) Totals do not sum due to rounding.

Income from Continuing Operations

Income from continuing operations increased from approximately $154 million in 2011 to approximately $169 million in 2012. Major factors affecting the change in income from continuing operations in 2012 compared to 2011 included:

Positive factors:

•
Benefit from productivity initiatives, including savings from restructuring
•
Higher volume

Negative factors:

•
Higher employee-related costs
•
Changes in product mix
•
Impact of foreign currency translation
•
Higher restructuring costs
•
Investments in growth and infrastructure

        The net impact of pricing and changes in raw material input costs was neutral as commodity costs were relatively stable during the period.

Cost Reduction Actions

2012 Program

In 2012, we recorded $57.7 million in restructuring charges, consisting of severance and related costs for the reduction of approximately 1,060 positions, lease cancellation costs, and asset impairment charges. We expect to complete this program in 2013. We expect to incur an additional $25 million in costs related to this program, and anticipate over $100 million in annualized savings, of which approximately $20 million (net of transition costs) was realized in 2012. We expect the remainder of the savings to be realized primarily in 2013.

2011 Actions

In 2011, we recorded approximately $45 million in restructuring charges, including charges for discontinued operations, consisting of severance and related costs for the reduction of approximately 910

15 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

positions, asset impairment charges, and lease cancellation costs. We realized approximately $55 million in annualized savings from these restructuring actions, with approximately one-fourth of the amount realized in 2011 and the remainder in 2012.

Q3 2010 — Q4 2010 Actions

In the second half of 2010, we recorded approximately $10 million in restructuring charges, including charges for discontinued operations, consisting of severance and related costs for the reduction of approximately 725 positions, asset impairment charges, and lease cancellation costs. Approximately $12 million in annualized savings from these restructuring actions were realized by the end of 2012.

Q4 2008 — Q2 2010 Program

In the fourth quarter of 2008, we initiated a restructuring program that generated approximately $180 million in annualized savings. We realized actual savings, net of transition costs, of approximately $75 million in 2009 and an incremental $72 million in 2010. The remainder of the savings was realized in 2011. We recorded approximately $150 million in restructuring charges (of which $105 million represented cash charges), including charges for discontinued operations, over the period related to this restructuring program. This program consisted of severance and related costs for the reduction of approximately 4,350 positions, asset impairment charges, and lease cancellation costs.

        Refer to Note 11, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Free Cash Flow

(In millions)	2012	2011	2010

Net cash provided by operating activities	$513.4	$422.7	$486.7
Purchases of property, plant and equipment, net	(95.0)	(105.0)	(83.5)
Purchases of software and other deferred charges	(59.1)	(26.0)	(25.1)
(Purchases) sales of investments, net (1)	(6.7)	.3	.8

Free cash flow	$352.6	$292.0	$378.9

(1) Net proceeds from (purchases) sales of investments related to net purchases/sales of securities held by our captive insurance company in 2012, 2011, and 2010, as well as sales of other investments in 2010.

        Free cash flow in 2012 improved compared to 2011 due to increased focus on working capital management, higher net income and lower bonus payments, partially offset by the timing of accounts receivable from sales in late fourth quarter 2012. See "Analysis of Results of Operations" and "Liquidity" below for more information.

Outlook

Certain factors that we believe may contribute to results for 2013 compared to results for 2012 are described below.

        We expect sales on an organic basis and earnings from continuing operations to increase in 2013.

        We expect contributions to our pension plans (both domestic and international) of approximately $60 million in 2013, which excludes any additional contributions we may make using the net proceeds from the sale of the OCP and DES businesses.

        We anticipate incurring restructuring costs in the next few years as we continue our cost reduction initiatives. For 2013, we estimate restructuring costs and other items of approximately $25 million.

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

        On January 2, 2013, the American Taxpayer Relief Act ("ATRA") of 2012 was signed into law. Under this legislation, the federal research and development credit was retroactively extended for amounts paid or incurred after December 31, 2011 and before January 1, 2014. Additionally, the expired controlled foreign corporation look-through rule was retroactively extended through 2013. The retroactive effects of the ATRA are expected to be recognized in the first quarter of 2013 (when the law was enacted).

        We anticipate our capital and software expenditures in 2013 to be approximately $175 million.

ANALYSIS OF RESULTS OF OPERATIONS

Income From Continuing Operations Before Taxes

(In millions)	2012	2011	2010

Net sales	$6,035.6	$6,026.3	$5,782.0
Cost of products sold	4,458.5	4,504.9	4,268.2

Gross profit	1,577.1	1,521.4	1,513.8
Marketing, general and administrative expense	1,179.4	1,170.9	1,178.9
Interest expense	72.8	71.0	76.3
Other expense, net	69.4	46.6	19.6

Income from continuing operations before taxes	$255.5	$232.9	$239.0

	%	%	%

As a Percent of Sales
Gross profit	26.1	25.2	26.2
Marketing, general and administrative expense	19.5	19.4	20.4
Income from continuing operations before taxes	4.2	3.9	4.1

Sales

In 2012, sales remained approximately the same as the prior year, as the unfavorable impact of foreign currency translation largely offset sales growth on an organic basis. On an organic basis, sales grew 4% in 2012, primarily reflecting higher volume in both reportable segments and other specialty converting businesses.

        In 2011, sales increased approximately 4% compared to the prior year reflecting higher sales on an organic basis and the favorable impact of foreign currency translation. On an organic basis, sales grew 2% in 2011 as the benefits from pricing actions in our Pressure-sensitive Materials segment more than offset volume declines experienced across our businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit Margin

Gross profit margin in 2012 improved compared to 2011, as the benefits from restructuring and productivity initiatives, and higher volume, were partially offset by higher employee-related costs and changes in product mix. The net impact of pricing and changes in raw material input costs was modest as commodity costs were relatively stable during the period.

        Gross profit margin in 2011 declined compared to 2010, as raw material inflation, lower volume, and higher employee-related costs were partially offset by benefits from pricing actions and the benefit from restructuring and productivity initiatives.

Marketing, General and Administrative Expense

Marketing, general and administrative expense increased in 2012 compared to 2011, as the benefits from restructuring and productivity initiatives and the favorable impact of foreign currency translation were more than offset by higher employee-related costs and investments in growth.

        Marketing, general and administrative expense in 2011 was approximately the same as in 2010, as lower employee-related costs and the benefit from restructuring and productivity initiatives were offset by the unfavorable impact of foreign currency translation and higher investments in growth and infrastructure.

Interest Expense

Interest expense increased approximately $2 million in 2012 due primarily to higher foreign debt balances during 2012. Interest expense decreased approximately $5 million in 2011 due primarily to retirements and repayments of certain indebtedness.

Other Expense, net

(In millions, pretax)	2012	2011	2010

Other expense, net by type
Restructuring costs:
Severance and related costs	$49.6	$35.5	$10.0
Asset impairment and lease cancellation charges	6.8	9.0	2.7
Other items:
Indefinite-lived intangible asset impairment	7.0	–	–
Gain on sale of product lines	(.6)	(5.6)	–
Gain on sale of investment	–	–	(.5)
Loss from debt extinguishments	–	.7	4.0
Loss from curtailment of domestic pension obligations	–	–	2.5
Legal settlements	–	(1.2)	.9
Costs associated with exiting product lines	3.9	–	–
OCP divestiture-related costs (1)	2.7	8.2	–

Other expense, net	$69.4	$46.6	$19.6

(1) Represents the portion in continuing operations.

        Refer to Note 11, "Cost Reduction Actions," to the Consolidated Financial Statements for more information regarding costs associated with restructuring.

        For more information regarding debt extinguishments, refer to "Financial Condition" below, and Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements.

Net Income and Earnings per Share

(In millions, except per share amounts)	2012	2011	2010

Income from continuing operations before taxes	$255.5	$232.9	$239.0
Provision for (benefit from) income taxes	86.4	78.5	(2.8)

Income from continuing operations	169.1	154.4	241.8
Income from discontinued operations, net of tax	46.3	35.7	75.1

Net income	$215.4	$190.1	$316.9

Net income per common share	$2.10	$1.80	$3.00
Net income per common share, assuming dilution	2.08	1.78	2.97

Net income as a percent of sales	3.6%	3.2%	5.5%

Effective tax rate for continuing operations	33.8%	33.7%	(1.2)%

Provision for (Benefit from) Income Taxes

The effective tax rate for continuing operations was approximately 34% for both 2012 and 2011. The 2012 effective tax rate for continuing operations reflected $6.2 million of benefit for the release of a valuation allowance on certain state tax credits and $10.8 million of expense related to the accrual of U.S. taxes on certain foreign earnings expected to be repatriated during 2013. The 2011 effective tax rate for continuing operations reflected $8.3 million of expense for increases in valuation allowances and $2.8 million of expense from the settlement of foreign tax audits.

        The 2010 effective tax rate reflected $45.5 million of benefit from net operating losses resulting from the local statutory write-down of certain investments in Europe due to a decline in their value. The decline in value established a net operating loss tax asset subject to recapture. As a result of a legal entity restructuring, the liability for the recapture was eliminated, causing us to recognize a discrete tax benefit in the fourth quarter. We do not expect events of this nature to occur frequently since the recognition of the tax effects of declines in values of subsidiaries requires specific tax planning and restructuring actions, and we have no plans to pursue such specific actions.

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

        Refer to Note 12, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, included the earnings of our OCP business and certain costs associated with the divestiture transaction. Income from discontinued operations included net sales

17 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

from this business of approximately $726 million in 2012, $760 million in 2011, and $809 million in 2010.

        Refer to Note 2, "Discontinued Operations and Exit/Sale of Product Lines," to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

Operating income (loss) refers to income (loss) from continuing operations before interest and taxes.

Pressure-sensitive Materials Segment

(In millions)	2012	2011	2010

Net sales including intersegment sales	$4,329.6	$4,333.8	$4,068.0
Less intersegment sales	(74.1)	(73.1)	(67.2)

Net sales	$4,255.5	$4,260.7	$4,000.8
Operating income (1)	362.9	352.2	356.6

(1) Included costs associated with restructuring in all years, a gain on sale of product line in 2012, legal settlement costs in 2011, and a loss from curtailment of domestic pension obligations and a net gain on legal settlement in 2010	$33.2	$19.9	$9.0

Net Sales

In 2012, sales remained approximately the same compared to the prior year as the unfavorable impact of foreign currency translation offset sales growth on an organic basis. On an organic basis, sales grew approximately 4% in 2012, primarily reflecting higher volume.

        In our Label and Packaging Materials business, sales on an organic basis increased in 2012 at a mid-single digit rate, driven primarily by higher volume. Combined sales on an organic basis for our Graphics, Reflective, and Performance Tapes businesses increased in 2012 at a low-single digit rate, driven primarily by higher volume.

        In 2011, sales increased 6% reflecting sales growth on an organic basis and the favorable impact of foreign currency translation. On an organic basis, sales grew approximately 4% in 2011, primarily reflecting the benefit from pricing actions.

        In our Label and Packaging Materials business, sales on an organic basis increased in 2011 at a mid-single digit rate, driven primarily by pricing actions taken across all of our geographic regions to offset raw material inflation. Combined sales on an organic basis for our Graphics, Reflective, and Performance Tapes businesses increased in 2011 at a low-single digit rate, driven primarily by the benefit from pricing actions.

Operating Income

Operating income increased in 2012, as higher volume and the benefits from restructuring and productivity initiatives more than offset the impact of changes in product mix, higher employee-related costs, the unfavorable impact of foreign currency translation, and higher costs associated with restructuring. The net impact of pricing and changes in raw material input costs was neutral as commodity costs were relatively stable during the period.

        Operating income decreased in 2011, as the benefit from pricing actions, cost savings from restructuring and productivity initiatives, and lower employee-related costs were more than offset by raw material inflation, lower volume, higher costs associated with restructuring, and higher investments in growth and infrastructure.

Retail Branding and Information Solutions Segment

(In millions)	2012	2011	2010

Net sales including intersegment sales	$1,538.8	$1,513.4	$1,536.7
Less intersegment sales	(4.7)	(3.4)	(2.5)

Net sales	$1,534.1	$1,510.0	$1,534.2
Operating income (1)(2)	54.5	42.7	60.2

(1) Included costs associated with restructuring in all years, a gain on legal settlement in 2011, and a loss from curtailment of domestic pension obligations and net legal settlement costs in 2010	$17.6	$17.7	$6.2

(2) Included an indefinite-lived intangible asset impairment charge in 2012	$7.0	$–	$–

Net Sales

In 2012, sales increased approximately 2% reflecting sales growth on an organic basis, partially offset by the unfavorable impact of foreign currency translation. On an organic basis, sales increased approximately 3% due to increased demand from U.S. and European retailers and brands, including accelerating RFID adoption.

        In 2011, sales decreased approximately 2% reflecting sales decline on an organic basis, partially offset by the favorable impact of foreign currency translation. On an organic basis, sales declined approximately 3% due to lower unit demand from retailers and brands in the U.S. and Europe, reflecting caution about consumer spending.

Operating Income

Operating income increased in 2012, as the benefits from restructuring and productivity initiatives and higher volume more than offset higher employee-related costs and an indefinite-lived intangible asset impairment charge. The net impact of pricing and changes in raw material input costs was neutral as commodity costs were relatively stable during the period.

        Decreased operating income in 2011 primarily reflected lower volume, higher costs associated with restructuring, raw material inflation, and higher investments in growth and infrastructure, partially offset by cost savings from restructuring and productivity initiatives, lower employee-related costs, and the benefit from pricing actions.

Other specialty converting businesses

(In millions)	2012	2011	2010

Net sales including intersegment sales	$252.5	$261.5	$252.6
Less intersegment sales	(6.5)	(5.9)	(5.6)

Net sales	$246.0	$255.6	$247.0
Operating (loss) income (1)	(2.9)	3.4	(.6)

(1) Included costs associated with restructuring in all years, product line exit costs in 2012, a gain on sale of product line in 2011, and a loss from curtailment of domestic pension obligations in 2010	$5.9	$(4.7)	$.8

Net Sales

In 2012, sales decreased approximately 4% as the impacts of the prior-year product line divestiture and current-year product line exit, as well as the unfavorable impact of foreign currency translation, more than offset sales growth on an organic basis. On an organic basis, sales grew approximately 5% due primarily to higher volume.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        In 2011, sales increased approximately 3% as sales growth on an organic basis more than offset the impact of the product line divestiture. On an organic basis, sales grew approximately 5% due to higher volume and the benefit from pricing actions.

Operating (Loss) Income

Operating results declined for these businesses in 2012, as higher volume and the benefit from productivity initiatives were more than offset by the impact of the gain on sale of a product line in the prior year, product line exit costs, investments in growth, and higher employee-related costs.

        Operating results improved for these businesses in 2011, as investments in growth and raw material inflation were more than offset by the benefits from restructuring and productivity initiatives, higher volume, a gain on sale of product line, the impact of pricing actions and lower employee-related costs.

FINANCIAL CONDITION

Liquidity

Cash Flow from Operating Activities

(In millions)	2012	2011	2010

Net income	$215.4	$190.1	$316.9
Depreciation and amortization	220.6	246.5	247.6
Provision for doubtful accounts and sales returns	19.5	16.8	16.3
Indefinite-lived intangible asset impairment charge	7.0	–	–
Asset impairment, gain on sale of product line, and net loss on sale/disposal of assets	11.7	9.9	5.1
Loss from debt extinguishments	–	.7	4.0
Stock-based compensation	38.9	39.6	35.2
Other non-cash expense and loss	41.8	38.1	43.6
Other non-cash income and gain	–	(2.0)	(.5)
Trade accounts receivable	(106.7)	(43.6)	(87.6)
Inventories	(.8)	(22.2)	(35.6)
Other current assets	(7.6)	29.4	(39.8)
Accounts payable	68.0	31.3	76.5
Accrued liabilities	73.8	(94.9)	30.0
Income taxes (deferred and accrued)	11.1	36.6	(60.2)
Other assets	(4.0)	1.5	(12.2)
Long-term retirement benefits and other liabilities	(75.3)	(55.1)	(52.6)

Net cash provided by operating activities	$513.4	$422.7	$486.7

        For cash flow purposes, changes in assets and liabilities and other adjustments exclude the impact of foreign currency translation (discussed below in "Analysis of Selected Balance Sheet Accounts").

        In 2012, cash flow provided by operating activities improved compared to 2011 due to increased focus on working capital management, higher net income and lower bonus payments, partially offset by the timing of accounts receivable from sales in late fourth quarter 2012.

        In 2011, cash flow provided by operating activities decreased compared to 2010 due to lower net income and higher bonus payments, partially offset by the timing of collection of value-added tax receivables and improved working capital management.

Cash Flow from Investing Activities

(In millions)	2012	2011	2010

Purchases of property, plant and equipment, net	$(95.0)	$(105.0)	$(83.5)
Purchases of software and other deferred charges	(59.1)	(26.0)	(25.1)
Proceeds from sale of product lines	.8	21.5	–
(Purchases) sales of investments, net	(6.7)	.3	.8
Other	–	5.0	–

Net cash used in investing activities	$(160.0)	$(104.2)	$(107.8)

Capital and Software Spending

In both 2012 and 2011, we invested in new equipment primarily in the U.S. and Asia. Information technology investments in 2012 and 2011 included customer service and standardization initiatives.

Proceeds from Sale of Product Lines

In 2011, we received proceeds totaling $21.5 million from the sale of two product lines, one in our Performance Films business ($21 million) and the other in our Label and Packaging Materials business ($.5 million). In 2012, we received an additional $.8 million from the product line sale in our Label and Packaging Materials business.

Cash Flow from Financing Activities

(In millions)	2012	2011	2010

Net change in borrowings and payments of debt	$40.5	$(147.9)	$(189.8)
Dividends paid	(110.4)	(106.5)	(88.7)
Share repurchases	(235.2)	(13.5)	(108.7)
Proceeds from exercise of stock options, net	10.2	3.9	2.5
Other	(2.7)	(7.5)	(6.8)

Net cash used in financing activities	$(297.6)	$(271.5)	$(391.5)

Borrowings and Repayment of Debt

Short-term variable rate borrowings from commercial paper issuances were $187 million (weighted-average interest rate of .4%) at year-end 2012, compared to $149.4 million (weighted-average interest rate of .4%) at year-end 2011. We increased our outstanding commercial paper borrowings to support operational requirements and to fund share repurchase activity.

        Short-term borrowings outstanding under uncommitted lines of credit were $81.1 million (weighted-average interest rate of 11.2%) at year-end 2012, compared to $76.2 million (weighted-average interest rate of 12.9%) at year-end 2011.

        We had medium-term notes of $50 million outstanding at both year-end 2012 and 2011.

        In December 2011, we amended and restated our revolving credit facility (the "Revolver") with certain domestic and foreign banks, which reduced the amount available thereunder from $1 billion to $675 million.

19 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The amendment extended the Revolver's maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. The maturity date may be extended for one-year periods under certain circumstances as set forth in the agreement. Commitments under the Revolver may be increased by up to $250 million, subject to lender approval and customary requirements. Financing available under the Revolver is used as a back-up facility for our commercial paper issuance and can be used to finance other corporate requirements. In conjunction with the amendment, we recorded a debt extinguishment loss of $.7 million (included in "Other expense, net" in the Consolidated Statements of Income) in the fourth quarter of 2011 related to the unamortized debt issuance costs for the previous Revolver. No balances were outstanding under the Revolver as of year-end 2012 or 2011. Commitment fees associated with this facility in 2012, 2011, and 2010 were $1.4 million, $2.5 million, and $2.6 million, respectively.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        Refer to "Capital Resources" below for further information on both the 2012 and 2011 borrowings and repayment of debt.

Dividend Payments

Our annual dividend per share was $1.08 in 2012 compared to $1.00 in 2011. In January 2012, we increased our quarterly dividend to $.27 per share, representing an 8% increase from our previous quarterly dividend of $.25 per share.

Share Repurchases

From time to time, our Board of Directors authorizes us to repurchase shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plans or used for other corporate purposes. In 2012, we repurchased approximately 7.9 million shares of our common stock at an aggregate cost of $235.2 million.

        On July 26, 2012, our Board of Directors authorized the repurchase of additional shares of our common stock in the total aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases). As of year-end 2012, shares of our common stock in the aggregate amount of approximately $338 million remained authorized for repurchase under this Board authorization.

        On January 27, 2011, our Board of Directors authorized the repurchase of 5 million shares of our common stock. As of year-end 2012, there were no shares remaining under this Board authorization.

        In December 2010, we executed the repurchase of approximately .3 million shares of our common stock for $13.5 million, which settled in January 2011.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

During 2012, goodwill increased approximately $5 million to $764 million, which primarily reflected the impact of foreign currency translation.

        During 2012, other intangibles resulting from business acquisitions, net, decreased approximately $36 million to $125 million, which reflected current year amortization expense ($30 million) and a non-cash indefinite-lived asset impairment charge ($7 million). These decreases were partially offset by the impact of foreign currency translation ($1 million).

        Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

        During 2012, other assets increased approximately $25 million to $457 million, which primarily reflected the capitalization of software and other deferred charges ($55 million), an increase in long-term pension assets ($6 million), and an increase in the cash surrender value of our corporate-owned life insurance ($2 million), partially offset by amortization expense of software and other deferred charges ($36 million).

        Refer to Note 2, "Discontinued Operations and Exit/Sale of Product Lines," to the Consolidated Financial Statements for more information.

Shareholders' Equity Accounts

Our shareholders' equity was $1.58 billion at year-end 2012, compared to $1.66 billion at year-end 2011. The decrease in our shareholders' equity primarily reflected an increase of our treasury stock from share repurchase activity, dividend payments, and an increase in "Accumulated other comprehensive loss," partially offset by net income and the favorable impact of foreign currency translation. See "Dividend Payments" and "Share Repurchases" above for more information.

        The balance of our treasury stock increased by approximately $186 million to $978 million at year-end 2012, which reflected share repurchase activity ($235 million), partially offset by the funding of our contributions to the U.S. defined contribution plan ($27 million), as well as the use of treasury shares to settle exercises of stock options, and vesting of restricted stock units and performance units ($22 million). See "Share Repurchases" above for more information.

        Accumulated other comprehensive loss increased by approximately $15 million to $278 million at year-end 2012 primarily due to increased net actuarial losses in our pension and other postretirement plans as a result of lower discount rates, partially offset by the current year amortization of net pension transition obligations and prior service cost ($62 million, net). Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information. This increase was partially offset by the favorable impact of foreign currency translation ($43 million) and a net gain on derivative instruments designated as cash flow and firm commitment hedges ($5 million).

        The Employee Stock Benefit Trust ("ESBT"), which was created to fund a portion of our employee benefit obligations, as well as to settle exercises of stock options and vesting of restricted stock units and performance units, terminated in July 2011 upon the utilization of the remaining balance of shares held therein. Since then, we have funded a portion of our employee benefit and stock-based compensation obligations using shares of our common stock held in treasury.

Impact of Foreign Currency Translation

(In millions)	2012	2011	2010

Change in net sales	$(201)	$145	$23
Change in net income from continuing operations	(11)	9	(3)

        In 2012, international operations generated approximately 72% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        The effect of foreign currency translation on net sales in 2012 compared to 2011 primarily reflected an unfavorable impact from sales denominated in euros, as well as sales in the currencies of Brazil and India, partially offset by a favorable impact from sales in the currency of China.

        Translation gains and losses for operations in hyperinflationary economies, if any, are included in net income in the period incurred. Operations are treated as being in a hyperinflationary economy based on the cumulative inflation rate over the past three years. In 2012, 2011 and 2010, we had no operations in hyperinflationary economies.

Effect of Foreign Currency Transactions

The impact on net income from transactions denominated in foreign currencies may be mitigated because the costs of our products are generally denominated in the currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option, and swap contracts where available and appropriate.

Analysis of Selected Financial Ratios

We utilize certain financial ratios discussed below to assess our financial condition and operating performance.

Working Capital and Operational Working Capital Ratios

Working capital (current assets minus current liabilities and net assets held for sale), as a percent of net sales, decreased in 2012 compared to 2011 primarily due to an increase in short-term borrowings and the current portion of long-term debt and capital lease obligations.

        Operational working capital, as a percent of net sales, is reconciled with working capital below. Refer to "Non-GAAP Financial Measures." Our objective is to minimize our investment in operational working capital, as a percentage of sales, by reducing this ratio to maximize cash flow and return on investment.

(Dollars in millions)	2012	2011

(A) Working capital	$25.5	$271.3
Reconciling items:
Cash and cash equivalents	(235.4)	(178.0)
Current deferred and refundable income taxes and other current assets	(258.0)	(233.7)
Short-term borrowings and current portion of long-term debt and capital leases	520.2	227.1
Current deferred and payable income taxes and other current accrued liabilities	589.5	529.0

(B) Operational working capital	$641.8	$615.7

(C) Net sales	$6,035.6	$6,026.3

Working capital, as a percent of net sales (A) ÷ (C)	.4%	4.5%

Operational working capital, as a percent of net sales (B) ÷ (C)	10.6%	10.2%

        As a percent of net sales, operational working capital in 2012 was approximately the same as in 2011. The primary contributing factors, which include the impact of foreign currency translation, are discussed below.

Accounts Receivable Ratio

The average number of days sales outstanding was 59 days in 2012 compared to 63 days in 2011, calculated using the four-quarter average accounts receivable balance divided by the average daily sales for the year. The change from prior year in the average number of days sales outstanding primarily reflected the timing of collection, partially offset by extended payment terms in certain businesses.

Inventory Ratio

Average inventory turnover was 8.7 in 2012 compared to 7.8 in 2011, calculated using the annual cost of sales divided by the four-quarter average inventory balance. The change from prior year in the average inventory turnover was primarily due to continued focus on improving inventory management.

Accounts Payable Ratio

The average number of days payable outstanding was 64 days in 2012 compared to 61 days in 2011, calculated using the four-quarter average accounts payable balance divided by the average daily cost of products sold for the year. The change from prior year in the average number of days payable outstanding was primarily due to extensions in payment terms with suppliers across all regions and the timing of inventory purchases.

Net Debt to EBITDA Ratio

(Dollars in millions)	2012	2011	2010

Income from continuing operations	$169.1	$154.4	$241.8
Reconciling items:
Interest expense	72.8	71.0	76.3
Provision for (benefit from) income taxes	86.4	78.5	(2.8)
Depreciation	150.1	157.8	161.7
Amortization	70.5	73.4	69.4

EBITDA	$548.9	$535.1	$546.4

Total debt	$1,222.4	$1,181.3	$1,337.2
Less cash and cash equivalents	(235.4)	(178.0)	(127.5)

Net debt	$987.0	$1,003.3	$1,209.7

Net debt to EBITDA ratio	1.8	1.9	2.2

        The net debt to EBITDA ratio was lower in 2012 compared to 2011 primarily due to an increase in cash and cash equivalents, partially offset by an increase in commercial paper borrowings. The lower net debt to EBITDA ratio in 2012 compared to 2011 was also due to higher earnings from continuing operations.

        The net debt to EBITDA ratio was lower in 2011 compared to 2010 primarily due to a decrease in commercial paper borrowings, partially offset by lower earnings from continuing operations.

Financial Covenants

Our various loan agreements in effect at year-end require that we maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of December 29, 2012, we were in compliance with our financial covenants.

21 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Fair Value of Debt

The fair value of our long-term debt is estimated primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. The fair value of short-term borrowings, which include commercial paper and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.31 billion at December 29, 2012 and $1.22 billion at December 31, 2011. Fair value amounts were determined primarily based on Level 2 inputs, which are defined as inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information.

Capital Resources

Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year-end 2012, we had cash and cash equivalents of approximately $235 million held in accounts at third-party financial institutions.

        Our cash balances are held in numerous locations throughout the world. At December 29, 2012, substantially all of our cash and cash equivalents were held by our foreign subsidiaries. Our policy is to indefinitely reinvest the majority of the earnings of our foreign subsidiaries. To meet U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries, and repatriating certain foreign earnings. However, if we were to repatriate foreign earnings, we may be subject to taxes in the U.S.

        In December 2011, we amended and restated the Revolver, which reduced the amount available thereunder from $1 billion to $675 million. The amendment extended the Revolver's maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. Based upon our current outlook for our business and market conditions, we believe that the Revolver, in addition to the uncommitted bank lines of credit maintained in the countries in which we operate, will provide the liquidity to fund our operations during the next twelve months. As of December 29, 2012, no balances were outstanding under the Revolver.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

Our total debt increased by approximately $41 million in 2012 to $1.22 billion compared to $1.18 billion at year-end 2011, reflecting an increase in commercial paper borrowings to support operational requirements and fund share repurchase activity. Refer to "Borrowings and Repayment of Debt" above for more information.

        We have $251.9 million of debt maturities due in 2013. On January 15, 2013, we repaid $250 million of senior notes due in 2013 using commercial paper borrowings.

        Our uncommitted lines of credit, including those for discontinued operations, were approximately $411 million at year-end 2012 and $452 million at year-end 2011. These lines may be cancelled at any time by us or the issuing banks.

        Credit ratings are a significant factor in our ability to raise short-term and long-term financing. The credit ratings assigned to us also impact the interest rates paid and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings below our current levels could impact our ability to access the commercial paper markets. If our access to commercial paper markets were to become limited, the Revolver and our other credit facilities would be available to meet our short-term funding requirements, if necessary. When determining a credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team. We remain committed to retaining an investment grade rating.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2012

	Payments Due by Period
(In millions)	Total	2013	2014	2015	2016	2017	Thereafter

Short-term borrowings	$268.3	$268.3	$–	$–	$–	$–	$–
Long-term debt	949.3	250.0	–	5.0	–	249.4	444.9
Long-term capital leases	4.8	1.9	1.6	.6	.2	.2	.3
Interest on long-term debt	395.0	43.2	42.8	42.6	42.4	38.3	185.7
Operating leases	211.1	66.2	42.5	31.4	20.2	12.4	38.4
Pension and postretirement benefit payments (unfunded plans)	72.1	7.1	6.4	5.8	5.1	5.4	42.3

Total contractual obligations	$1,900.6	$636.7	$93.3	$85.4	$67.9	$305.7	$711.6

        We enter into operating leases primarily for office and warehouse space and equipment for electronic data processing and transportation. The table above includes minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more. The terms of our leases do not impose significant restrictions or unusual obligations, except for the commercial facility located in Mentor, Ohio described below.

The table above does not include:

•
Purchase obligations or open purchase orders at year-end – It is impracticable for us to either obtain this information or provide a reasonable estimate thereof due to the decentralized nature of our purchasing systems. In addition, purchase orders are generally at fair value and cancelable without penalty.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

•
Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans – Benefits paid by our funded pension plans are paid through a trust or trust equivalent. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included as we are not able to estimate required contributions to the trust or trust equivalent. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for expected contributions to our plans.
•
Deferred compensation plan benefit payments – It is impracticable for us to obtain a reasonable estimate for 2014 and beyond due to the volatility of the payment amounts and certain events that could trigger immediate payment of benefits to participants. In addition, the account balances per participant are marked-to-market monthly and benefit payments are adjusted annually. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.
•
Unfunded termination indemnity benefits to certain employees outside of the U.S. – These benefits are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to performance under these arrangements.
•
Unrecognized tax benefit reserves of approximately $122 million, excluding interest and penalties, of which approximately $1 million may become payable during 2013. The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 12, "Taxes Based on Income," to the Consolidated Financial Statements for further information on unrecognized tax benefits.
•
Obligations associated with a commercial facility located in Mentor, Ohio, used primarily for the North American headquarters and research center of our Label and Packaging Materials division. The facility consists generally of land, buildings, and equipment. We lease the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor's debt of $11.5 million (collectively, the "Guarantee"). At the end of the lease term, we have the option to purchase or remarket the facility at an amount equivalent to the value of the Guarantee. If our estimated fair value (or estimated selling price) of the facility falls below the Guarantee, we would be required to pay the lessor a shortfall, which is an amount equivalent to the Guarantee less our estimated fair value. Refer to Note 7, "Commitments," to the Consolidated Financial Statements for more information.

Legal Proceedings

We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. We have accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expense to resolve these matters could be higher than the liabilities accrued by us; however, we are unable to reasonably estimate a range of potential expenses. If information becomes available that allows us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we will adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expense for resolving any future matters will be assessed as they arise; until then, a range of potential expense for such resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental Matters

As of December 29, 2012, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a potentially responsible party ("PRP") at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed. We are participating with other PRPs at such sites, and anticipate that our share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

        We have accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate these sites could be higher than the liabilities accrued by us; however, we are unable to reasonably estimate a range of potential expense. If information becomes available that allows us to reasonably estimate the range of potential expense in an amount higher or lower than what we have accrued, we will adjust our environmental liabilities accordingly. In addition, we could identify additional sites for cleanup in the future. The range of expense for remediation of any future-identified sites will be assessed as they arise; until then, a range of expense for such remediation cannot be determined.

        The activity in 2012 and 2011 related to environmental liabilities was as follows:

(In millions)	2012	2011

Balance at beginning of year	$40.6	$46.3
(Reversals) charges, net	(3.1)	.4
Payments	(5.0)	(6.1)

Balance at end of year	$32.5	$40.6

        At year-end 2012, approximately $10 million of the balance was classified as short-term.

Guarantees

We participate in receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. The collection of the related receivables is guaranteed by us. At year-end 2012, the outstanding amount guaranteed, including those for discontinued operations, was approximately $18 million.

        At year-end 2012, Avery Dennison Corporation guaranteed approximately $375 million in lines of credit with various financial institutions, and up to approximately $9 million of certain of our subsidiaries' obligations to their suppliers, including those that are part of discontinued operations.

23 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        Unused letters of credit (primarily standby) with various financial institutions, including those for discontinued operations, were approximately $94 million at year-end 2012.

        Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for information regarding asset retirement obligations and product warranties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from those estimates.

        Critical accounting policies are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that critical accounting policies include accounting for revenue recognition, sales returns and allowances, accounts receivable allowances, inventory and inventory reserves, long-lived asset impairments, goodwill, fair value measurements, pension and postretirement benefits, income taxes, stock-based compensation, restructuring costs, litigation and environmental matters, asset retirement obligations, and business combinations.

Revenue Recognition

Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, delivery has occurred based on applicable sales terms, and collection is reasonably assured. Sale terms are generally free on board (f.o.b.) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer's delivery site, because this is when title and risk of loss are transferred. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Actual product returns are charged against estimated sales return allowances.

        Sales rebates and discounts are common practice in the industries in which we operate. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based upon our historical experience for similar programs and products. We review these rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Sales Returns and Allowances

Sales returns and allowances represent credits we grant to our customers (both affiliated and non-affiliated) for the return of unsatisfactory product or a negotiated allowance in lieu of return. We accrue for returns and allowances based upon the gross price of the products sold and historical experience for such products. We record these allowances based on the following factors: (i) customer-specific allowances; and (ii) an estimated amount, based on our historical experience, for allowances not yet identified.

Accounts Receivable Allowances

We are required to make judgments as to the collectability of accounts receivable based on established aging policy, historical experience and future expectations. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. We record these allowances based on estimates related to the following factors: (i) customer-specific allowances; (ii) amounts based upon an aging schedule; and (iii) an estimated amount, based on our historical experience, for allowances not yet identified.

Inventory and Inventory Reserves

Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out ("FIFO") method. Inventory reserves are recorded to cost of products sold for damaged, obsolete, excess and slow-moving inventory and we establish a lower cost basis for the inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product, level of usage, and the length of time the product has been included in inventory.

Impairment of Long-lived Assets

We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. Recoverability is measured by comparing the undiscounted cash flows expected to result from their use and eventual disposition to the carrying value of the related asset or asset group. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

Goodwill and Indefinite-lived Intangible Assets

Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. Our reporting units consist of the following: materials; retail branding and information solutions; reflective solutions; performance tapes; medical solutions; and designed and engineered solutions. In performing the required impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.

        Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest an individual business within a reporting unit.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        We estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ from those estimates and projections, and those differences may be material. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

        We determine goodwill impairment using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

        The second step, if necessary, compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

        Our annual first step impairment analysis in the fourth quarter of 2012 indicated that the fair values of our reporting units exceeded their respective carrying values, including goodwill. The fair value of the reporting units tested exceeded their carrying values by amounts ranging between 20% and 130%.

        We test indefinite-lived intangible assets, consisting of trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that their carrying values exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact the estimate of fair value. If the carrying amount of an asset exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. In the fourth quarter of 2012, we recorded an indefinite-lived intangible asset impairment of $7 million, leaving a carrying value of $11.1 million at December 29, 2012.

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

        We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers consist of Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring us to develop our own assumptions to determine the best estimate of fair value.

Pension and Postretirement Benefits

Assumptions used in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related cost.

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates to be used in connection with our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. A .25% increase in the discount rate in the U.S. as of December 29, 2012 could decrease our pension benefit expense and postretirement obligation by approximately $.1 million and $31 million, respectively, and a .25% decrease in the discount rate in the U.S. could increase our pension benefit expense and postretirement obligation by approximately $.1 million and $32 million, respectively.

Long-term Return on Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into consideration that assets with higher volatility typically generate a greater return over the long run. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed to check for reasonability and appropriateness. An increase or decrease on the long-term return on assets in the U.S. of ..25% would have decreased or increased our 2012 pension benefit expense by approximately $2 million.

Healthcare Cost Trend Rate

Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, a 7.5% annual rate of increase

25 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

in the per capita cost of covered health care benefits was assumed for 2013. This rate is expected to decrease to approximately 5% by 2018.

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

        When establishing a valuation allowance, we consider future sources of taxable income such as "future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards" and "tax planning strategies." A tax planning strategy is defined as "an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets." In the event we determine a deferred tax asset will not be realized in the future, the valuation adjustment to the deferred tax asset will be charged to earnings in the period in which we make such a determination. We also acquired certain net deferred tax assets with existing valuation allowances in prior years. If it is later determined that it is more likely than not that a deferred tax asset will be realized, we will release the valuation allowance to current earnings or adjust the purchase price allocation.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

        The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax returns. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense.

        Our estimates and assumptions used for determining realization of deferred tax assets and the outcome of uncertain tax issues are subject to our assessment of relevant risks, facts, and circumstances existing as of the balance sheet date. Our future results may include favorable or unfavorable adjustments that may materially impact our effective tax rate and/or our financial results.

Stock-Based Compensation

Valuation of Stock-Based Awards

Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and is amortized on a straight-line basis over the requisite service period. Compensation expense for performance units with a market condition is not adjusted if the condition is not met, as long as the requisite service period is met.

        The fair value of our stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options.

        Risk-free interest rate is based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.

        Expected stock price volatility for options represents an average of implied and historical volatility.

        Expected dividend yield is based on the current annual dividend divided by the 12-month average of our monthly stock price prior to the date of grant.

        Expected option term is determined based on historical experience under our stock option and incentive plans.

        The fair value of restricted stock units is determined based on the closing price of our common stock as of the date of grant, adjusted for foregone dividends. In addition, the fair value of stock-based awards that are subject to achievement of performance objectives is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

        Certain of these assumptions are based on management's estimates. If factors change and require us to change our assumptions and estimates, our stock-based compensation expense associated with future award grants could be significantly different.

        We have not capitalized costs associated with stock-based compensation.

        Significant changes in the assumptions for future awards and actual forfeiture rates could materially impact share-based compensation expense and our results of operations. Changes in forfeiture rates are recorded as a cumulative adjustment in the period estimates were revised.

Accounting for Income Taxes for Stock-based Compensation

We elected to use the short-cut method to calculate the historical pool of windfall tax benefits related to employee and non-employee director stock-based compensation awards. In addition, we elected to follow the tax law ordering approach to determine the sequence in which deductions and net operating loss carryforwards are utilized, as well as the direct-only approach to calculate the amount of windfall or shortfall tax benefits.

Restructuring Costs

We have compensation plans that provide eligible employees with severance in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance using the benefit formula under the plans. Accordingly, we record provisions for

Management's Discussion and Analysis of
Financial Condition and Results of Operations

severance and other exit costs (including lease cancellation costs and asset impairment charges) when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for restructuring costs are recognized when incurred.

Litigation Matters

We are involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued.

Environmental Expenditures

Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining asset life of the existing asset. We review our estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us a potentially responsible party. When it is probable that a loss will be incurred and where a range of the loss can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted.

Asset Retirement Obligations

We recognize a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is "conditional" when the timing and/or method of settlement of the retirement obligation is conditional upon a future event that may or may not be within our control. Our asset retirement obligations primarily relate to lease restoration costs.

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

        We apply significant assumptions and estimates in determining the fair values of certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names, as well as related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock-based compensation awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Generally, changes to the fair values of assets acquired and liabilities assumed (including cost estimates for certain obligations and liabilities) are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

Assets Held for Sale

We measure assets held for sale at the lower of their carrying amount or fair value less costs to sell.

RECENT ACCOUNTING REQUIREMENTS

Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management

We are exposed to the impact of changes in interest rates and foreign currency exchange rates.

        Our policy is not to purchase or hold foreign currency, interest rate or commodity contracts for trading purposes.

        Our objective in managing our exposure to foreign currency changes is to reduce the risk to our earnings and cash flow associated with foreign exchange rate changes. As a result, we enter into foreign exchange forward, option and swap contracts to reduce risks associated with the value of our existing foreign currency assets, liabilities, firm commitments and anticipated foreign revenues and costs, when available and appropriate. The gains and losses on these contracts are intended to offset changes in the related exposures. We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our net income.

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

        In the normal course of operations, we also face other risks that are either non-financial or non-quantifiable. These risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk and litigation risk, which are not reflected in the analyses that follow.

Foreign Exchange Value-At-Risk

We use a Value-At-Risk ("VAR") model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market

27 Avery Dennison Corporation 2012 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

rates or prices for foreign exchange positions and contracts are normally distributed. VAR model estimates were made assuming normal market conditions. Firm commitments, accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were included in the model. Forecasted transactions, which certain of these instruments are intended to hedge, were excluded from the model.

        In both 2012 and 2011, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

        The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was $.6 million at year-end 2012 and $1.3 million at year-end 2011.

        The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity

An assumed 30 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1.3 million effect on our 2012 earnings.

        An assumed 20 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1 million effect on our 2011 earnings.

Consolidated Balance Sheets

(Dollars in millions)	2012	2011

Assets
Current assets:
Cash and cash equivalents	$235.4	$178.0
Trade accounts receivable, less allowances of $44.8 and $43.3 at year-end 2012 and 2011, respectively	972.8	877.1
Inventories, net	473.3	475.1
Current deferred and refundable income taxes	129.1	117.4
Assets held for sale	472.2	454.9
Other current assets	128.9	116.3

Total current assets	2,411.7	2,218.8
Property, plant and equipment, net	1,015.5	1,079.4
Goodwill	764.4	759.3
Other intangibles resulting from business acquisitions, net	125.0	161.2
Non-current deferred income taxes	331.6	322.3
Other assets	457.1	431.7

	$5,105.3	$4,972.7

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and capital leases	$520.2	$227.1
Accounts payable	804.3	736.5
Accrued payroll and employee benefits	202.8	145.7
Current deferred and payable income taxes	65.1	81.8
Liabilities held for sale	160.5	154.5
Other accrued liabilities	321.6	301.5

Total current liabilities	2,074.5	1,647.1
Long-term debt and capital leases	702.2	954.2
Long-term retirement benefits and other liabilities	607.2	587.1
Non-current deferred and payable income taxes	140.5	125.8
Commitments and contingencies (see Notes 7 and 8)
Shareholders' equity:
Common stock, $1 par value per share, authorized — 400,000,000 shares at year-end 2012 and 2011; issued — 124,126,624 shares at year-end 2012 and 2011; outstanding — 99,915,457 shares and 106,269,919 shares at year-end 2012 and 2011, respectively	124.1	124.1
Capital in excess of par value	801.8	778.6
Retained earnings	1,910.8	1,810.5
Treasury stock at cost, 24,211,167 shares and 17,841,705 shares at year-end 2012 and 2011, respectively	(977.8)	(791.5)
Accumulated other comprehensive loss	(278.0)	(263.2)

Total shareholders' equity	1,580.9	1,658.5

	$5,105.3	$4,972.7

See Notes to Consolidated Financial Statements

29 Avery Dennison Corporation 2012 Annual Report

Consolidated Statements of Income

(In millions, except per share amounts)	2012	2011	2010

Net sales	$6,035.6	$6,026.3	$5,782.0
Cost of products sold	4,458.5	4,504.9	4,268.2

Gross profit	1,577.1	1,521.4	1,513.8
Marketing, general and administrative expense	1,179.4	1,170.9	1,178.9
Interest expense	72.8	71.0	76.3
Other expense, net	69.4	46.6	19.6

Income from continuing operations before taxes	255.5	232.9	239.0
Provision for (benefit from) income taxes	86.4	78.5	(2.8)

Income from continuing operations	169.1	154.4	241.8
Income from discontinued operations, net of tax	46.3	35.7	75.1

Net income	$215.4	$190.1	$316.9

Per share amounts:
Net income per common share:
Continuing operations	$1.65	$1.46	$2.29
Discontinued operations	.45	.34	.71

Net income per common share	$2.10	$1.80	$3.00

Net income per common share, assuming dilution:
Continuing operations	$1.63	$1.45	$2.27
Discontinued operations	.45	.33	.70

Net income per common share, assuming dilution	$2.08	$1.78	$2.97

Dividends per common share	$1.08	$1.00	$.80

Average shares outstanding:
Common shares	102.6	105.8	105.8
Common shares, assuming dilution	103.5	106.8	106.8

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

(In millions)	2012	2011	2010

Net income	$215.4	$190.1	$316.9
Other comprehensive (loss) income, before tax:
Foreign currency translation adjustment	43.6	(49.5)	18.1
Pension and other postretirement benefits:
Net actuarial loss	(111.6)	(158.7)	(47.8)
Prior service credit (cost)	–	34.1	(1.0)
Amortization of net actuarial loss	20.3	14.3	24.1
Amortization of prior service credit	(4.0)	(1.7)	(.7)
Amortization of transition asset	(.5)	(.5)	(.5)
Recognition of settlement or curtailment loss (gain)	.6	(.1)	4.8
Derivative financial instruments:
Losses recognized on cash flow hedges	(1.8)	(3.0)	(9.1)
Losses reclassified to net income	9.7	6.4	12.3

Other comprehensive (loss) income, before tax	(43.7)	(158.7)	.2
Income tax benefit related to items of other comprehensive income	(28.9)	(38.4)	(2.1)

Other comprehensive (loss) income, net of tax	(14.8)	(120.3)	2.3

Total comprehensive income, net of tax	$200.6	$69.8	$319.2

See Notes to Consolidated Financial Statements

31 Avery Dennison Corporation 2012 Annual Report

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Employee stock benefit trust	Treasury stock	Accumulated other comprehensive (loss) income	Total

Fiscal year ended 2009	$124.1	$722.9	$1,499.7	$(243.1)	$(595.8)	$(145.2)	$1,362.6
Net income			316.9				316.9
Other comprehensive income						2.3	2.3
Issuance of 2,133,656 shares from treasury in conjunction with HiMEDS remarketing					109.3		109.3
Repurchase of 2,683,243 shares for treasury					(108.7)		(108.7)
Employee stock benefit trust ("ESBT") transfer of 4,316,894 shares to treasury				163.0	(163.0)		–
Stock issued under stock-based compensation plans of 643,210 shares, including tax of $.6 and dividends of $3.8 paid on stock held in ESBT		29.8		22.2			52.0
Dividends: $.80 per share			(88.7)				(88.7)
ESBT market value adjustment		15.3		(15.3)			–

Fiscal year ended 2010	$124.1	$768.0	$1,727.9	$(73.2)	$(758.2)	$(142.9)	$1,645.7
Net income			190.1				190.1
Other comprehensive loss						(120.3)	(120.3)
Repurchase of 316,757 shares for treasury					(13.5)		(13.5)
ESBT transfer of 954,536 shares to treasury				31.4	(31.4)		–
Stock issued under stock-based compensation plans, including tax of $(1.3) and dividends of $.6 paid on stock held in ESBT (Transfer of 38,346 and 432,112 shares from Treasury and ESBT, respectively)		20.7	.1	16.5	1.3		38.6
Stock issued under the Savings Plan ("401(k) Plan") (Transfer of 326,185 and 398,093 shares from Treasury and ESBT, respectively)			(1.1)	15.2	10.3		24.4
Dividends: $1.00 per share			(106.5)				(106.5)
ESBT market value adjustment		(10.1)		10.1			–

Fiscal year ended 2011	$124.1	$778.6	$1,810.5	$–	$(791.5)	$(263.2)	$1,658.5
Net income			215.4				215.4
Other comprehensive loss						(14.8)	(14.8)
Repurchase of 7,927,344 shares for treasury					(235.2)		(235.2)
Stock issued under stock-based compensation plans of 713,571 shares, including tax of $(3.8)		23.2	(3.8)		22.4		41.8
Stock issued of 844,311 shares under the 401(k) Plan			(.9)		26.5		25.6
Dividends: $1.08 per share			(110.4)				(110.4)

Fiscal year ended 2012	$124.1	$801.8	$1,910.8	$–	$(977.8)	$(278.0)	$1,580.9

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In millions)	2012	2011	2010

Operating Activities
Net income	$215.4	$190.1	$316.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	150.1	168.0	172.9
Amortization	70.5	78.5	74.7
Provision for doubtful accounts and sales returns	19.5	16.8	16.3
Indefinite-lived intangible asset impairment charge	7.0	–	–
Asset impairment net loss on sale/disposal of assets, and gain on sale of product line in 2011	11.7	9.9	5.1
Loss from debt extinguishments	–	.7	4.0
Stock-based compensation	38.9	39.6	35.2
Other non-cash expense and loss	41.8	38.1	43.6
Other non-cash income and gain	–	(2.0)	(.5)
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(106.7)	(43.6)	(87.6)
Inventories	(.8)	(22.2)	(35.6)
Other current assets	(7.6)	29.4	(39.8)
Accounts payable	68.0	31.3	76.5
Accrued liabilities	73.8	(94.9)	30.0
Taxes on income	12.4	37.6	(12.0)
Deferred taxes	(1.3)	(1.0)	(48.2)
Other assets	(4.0)	1.5	(12.2)
Long-term retirement benefits and other liabilities	(75.3)	(55.1)	(52.6)

Net cash provided by operating activities	513.4	422.7	486.7

Investing Activities
Purchases of property, plant and equipment, net	(95.0)	(105.0)	(83.5)
Purchases of software and other deferred charges	(59.1)	(26.0)	(25.1)
Proceeds from sale of product lines	.8	21.5	–
(Purchases) sales of investments, net	(6.7)	.3	.8
Other	–	5.0	–

Net cash used in investing activities	(160.0)	(104.2)	(107.8)

Financing Activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	42.3	(146.4)	(98.4)
Additional borrowings (maturities longer than 90 days)	–	–	249.8
Payments of debt (maturities longer than 90 days)	(1.8)	(1.5)	(341.2)
Dividends paid	(110.4)	(106.5)	(88.7)
Share repurchases	(235.2)	(13.5)	(108.7)
Proceeds from exercise of stock options, net	10.2	3.9	2.5
Other	(2.7)	(7.5)	(6.8)

Net cash used in financing activities	(297.6)	(271.5)	(391.5)

Effect of foreign currency translation on cash balances	1.6	3.5	2.0

Increase (decrease) in cash and cash equivalents	57.4	50.5	(10.6)
Cash and cash equivalents, beginning of year	178.0	127.5	138.1

Cash and cash equivalents, end of year	$235.4	$178.0	$127.5

See Notes to Consolidated Financial Statements

33 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We develop innovative identification and decorative solutions for businesses and consumers worldwide. Our products include pressure-sensitive labeling technology and materials; graphics imaging media; retail branding and information solutions; radio-frequency identification ("RFID") inlays and tags; organization and identification products for offices and consumers; specialty tapes; and a variety of specialized labels for automotive, industrial and durable goods applications.

Principles of Consolidation

The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation. Investments representing less than 20% ownership and in which we do not have significant influence are accounted for using the cost method of accounting.

Financial Presentation

We have classified the operating results of our Office and Consumer Products ("OCP") business, together with certain costs associated with the planned divestiture, as discontinued operations in the Consolidated Statements of Income for all periods presented. The assets and liabilities of this business were classified as "held for sale" in the Consolidated Balance Sheets at year-end 2012 and 2011. This business comprises substantially all of our previously reported OCP segment. The results and financial condition of discontinued operations have been excluded from the notes to our consolidated financial statements, unless otherwise indicated.

        As further discussed in Note 2, "Discontinued Operations and Exit/Sale of Product Lines," we entered into an agreement to sell our OCP and Designed and Engineered Solutions ("DES") businesses to CCL Industries Inc. ("CCL"). The operating results of the DES business, reported in our other specialty converting businesses for all periods presented, are expected to be classified as discontinued operations beginning in the first quarter of 2013. The assets and liabilities of the DES business are expected to be classified as "held for sale" beginning in the first quarter of 2013.

        Certain prior year amounts have been reclassified to conform to current year presentation.

Segment Reporting

In the fourth quarter of 2012, we realigned our segment reporting to reflect our new operating structure. This included the consolidation of certain operations, the streamlining of our corporate organization, and the realignment of organizational structures and accountabilities. These actions were reflected in the movement of our Performance Tapes and RFID inlay manufacturing businesses from other specialty converting businesses into our reportable segments. Our Performance Tapes business is now included in the Pressure-sensitive Materials segment, and our RFID inlay manufacturing business is now included in the Retail Branding and Information Solutions segment. Management's allocation of resources and assessment of performance are based on this new operating structure.

        In addition, we adopted a new corporate expense allocation methodology whereby the allocation of corporate costs to the segments and other businesses was refined to better reflect costs required to support their respective operations. Under the new methodology, costs for which (i) a significant portion of the benefit derived from activity directly relates to operating unit performance, and (ii) the level of resourcing is impacted by operating unit decisions, are fully allocated to operations.

        All prior period amounts have been reclassified to reflect these changes.

        We have the following two reportable segments:

•
Pressure-sensitive Materials – manufactures and sells pressure-sensitive labeling technology and materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), specialty tapes, and extruded films; and
•
Retail Branding and Information Solutions – designs, manufactures and sells a wide variety of branding and information products and services, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment.

        Certain operating segments are aggregated or combined based on materiality, quantitative factors, and similar qualitative economic characteristics, including primary products, production processes, customers, and distribution methods. Operating segments that do not exceed the quantitative thresholds or are not considered for aggregation are reported in a category entitled "other specialty converting businesses," which is comprised of businesses that produce designed and engineered solutions, and medical solutions.

        Refer to Note 13, "Segment Information," for further information.

Fiscal Year

Our 2012, 2011 and 2010 fiscal years consisted of 52-week periods ending December 29, 2012, December 31, 2011 and January 1, 2011, respectively.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying value of these assets approximates fair value due to the short maturity of the instruments. Cash paid for interest and income taxes, including amounts paid for discontinued operations, were as follows:

(In millions)	2012	2011	2010

Interest, net of capitalized amounts	$68.0	$65.0	$69.7
Income taxes, net of refunds	97.7	70.5	94.5

        Capital expenditures accrued but not paid, including amounts for discontinued operations, were $12 million in 2012, $9.5 million in 2011, and $12.4 million in 2010.

Notes to Consolidated Financial Statements

Accounts Receivable

We record trade accounts receivable at the invoiced amount. The allowance for doubtful accounts represents allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to the following factors:

•
Customer-specific allowances;
•
Amounts based upon an aging schedule; and
•
An estimated amount, based on our historical experience, for allowances not yet identified.

        No single customer represented 10% or more of our net sales in, or trade accounts receivable at year-end 2012 or 2011. However, during 2012, our ten largest customers by net sales represented 9% of our net sales. As of December 29, 2012, our ten largest customers by trade accounts receivable represented 12% of our trade accounts receivable. These customers were primarily concentrated in the Pressure-sensitive Materials segment. We do not generally require our customers to provide collateral.

Inventories

Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out ("FIFO") method. Inventory reserves are recorded to cost of products sold for damaged, obsolete, excess and slow-moving inventory and we establish a lower cost basis for the inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product, level of usage, and the length of time the product has been included in inventory.

        Net inventories at year-end were as follows:

(In millions)	2012	2011

Raw materials	$184.5	$193.8
Work-in-progress	139.2	126.4
Finished goods	149.6	154.9

Inventories, net	$473.3	$475.1

Property, Plant and Equipment

Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2012	2011

Land	$56.5	$56.5
Buildings and improvements	660.5	662.9
Machinery and equipment	2,090.5	2,108.1
Construction-in-progress	63.6	40.5

Property, plant and equipment	2,871.1	2,868.0
Accumulated depreciation	(1,855.6)	(1,788.6)

Property, plant and equipment, net	$1,015.5	$1,079.4

        Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets ranging from three to forty-five years for buildings and improvements and two to fifteen years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income. The carrying amounts of capital lease assets were not significant at year-end 2012 and 2011.

Software

We capitalize internal and external software costs that are incurred during the application development stage of the software development, including costs incurred for the design, coding, installation to hardware, testing, and upgrades and enhancements that provide additional functionalities and capabilities to the software and hardware. Internal and external software costs during the preliminary project stage are expensed, as are those costs during the post-implementation and/or operation stage, including internal and external training costs and maintenance costs.

        Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to eight years. Capitalized software costs at year-end were as follows:

(In millions)	2012	2011

Cost	$388.4	$368.4
Accumulated amortization	(236.3)	(237.0)

Software, net	$152.1	$131.4

        Software amortization expense from continuing operations was $31.2 million in 2012, $32.6 million in 2011, and $30.6 million in 2010.

Impairment of Long-lived Assets

Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Recoverability is measured by comparing the undiscounted cash flows expected to result from their use and eventual disposition to the carrying value of the related asset or asset group. The amount of impairment loss is calculated as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

Goodwill and Other Intangibles Resulting from Business Acquisitions

Business combinations are accounted for by the purchase method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patents and other acquired technology, trade names and trademarks, and other intangibles.

        Our reporting units consist of the following: materials; retail branding and information solutions; reflective solutions; performance tapes; medical solutions; and designed and engineered solutions. In performing the required impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.

        Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of a

35 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest an individual business within a reporting unit.

        We estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ from those estimates and projections, and those differences may be material. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

        We determine goodwill impairment using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

        The second step, if necessary, compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

        We test indefinite-lived intangible assets, consisting of trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that their carrying values exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact the estimate of fair value. If the carrying amount of an asset exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess.

        See also Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions."

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

        Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, decreased net income by $8.5 million, $4.4 million, and $11.9 million in 2012, 2011, and 2010, respectively.

        We had no operations in hyperinflationary economies in fiscal years 2012, 2011, and 2010.

Financial Instruments

We enter into certain foreign exchange hedge contracts to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. We enter into certain interest rate contracts to help manage our exposure to interest rate fluctuations. We also enter into certain natural gas and other commodity futures contracts to hedge price fluctuations for a portion of our anticipated domestic purchases. The maximum length of time for which we hedge our exposure to the variability in future cash flows for forecasted transactions is 36 months.

        On the date we enter into a derivative contract, we determine whether the derivative will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheets at fair value, with changes in the fair value recognized in earnings. Those derivatives designated as hedges are classified as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a "fair value" hedge); or (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). Our policy is not to purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

        We assess, both at the inception of the hedge and on an ongoing basis, whether hedges are highly effective. If it is determined that a hedge is not highly effective, we prospectively discontinue hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive income, and the ineffective portion is reported in earnings. Amounts in accumulated other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged transaction affects earnings. In the event the anticipated transaction is no longer likely to occur, we recognize the change in fair value of the instrument in current period earnings. Changes in fair value hedges are recognized in current period earnings. Changes in the fair value of underlying hedged items (such as recognized assets or liabilities) are also recognized in current period earnings and offset the changes in the fair value of the derivative.

        In the Consolidated Statements of Cash Flows, hedge transactions are classified in the same category as the item hedged, primarily in operating activities.

        See also Note 5, "Financial Instruments."

Fair Value Measurements

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous

Notes to Consolidated Financial Statements

market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.

        We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers consist of Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring us to develop our own assumptions to determine the best estimate of fair value.

Treasury Shares

In the second half of 2011, we began funding a portion of our employee-related expenses using shares of our common stock held in treasury. We elected to record net gains or losses associated with our use of treasury shares to retained earnings.

Revenue Recognition

Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, delivery has occurred based on applicable sales terms, and collection is reasonably assured. Sale terms are generally free on board (f.o.b.) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer's delivery site, because this is when title and risk of loss are transferred. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Actual product returns are charged against estimated sales return allowances.

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

Advertising Costs

Advertising costs from continuing operations, which are included in "Marketing, general and administrative expense," were approximately $9.6 million in 2012, $9.7 million in 2011, and $10.8 million in 2010. Our policy is to expense advertising costs as incurred.

Research and Development

Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense from continuing operations was $105.1 million in 2012, $96.2 million in 2011, and $88.4 million in 2010.

Pension and Postretirement Benefits

Assumptions used in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related cost. Refer to Note 6, "Pension and Other Postretirement Benefits," for further information on these assumptions.

Product Warranty

We provide for an estimate of costs that may be incurred under our basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect our warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units, cost per claim to satisfy our warranty obligation and availability of insurance coverage. Because these factors are impacted by actual experience and future expectations, we assess the adequacy of our recorded warranty liability and adjust the amounts as necessary. Our product warranty liability was $.5 million and $1 million at year-end 2012 and 2011, respectively.

Stock-Based Compensation

Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and is amortized on a straight-line basis over the requisite service period. Compensation expense for performance units with a market condition is not adjusted if the condition is not met, as long as the requisite service period is met.

        The fair value of our stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term.

        The fair value of restricted stock units is determined based on the closing price of our common stock as of the date of grant, adjusted for foregone dividends. In addition, the fair value of stock-based awards that are subject to achievement of performance objectives is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

        Significant changes in the assumptions for future awards and actual forfeiture rates could materially impact share-based compensation expense and our results of operations. Changes in forfeiture rates are recorded as a cumulative adjustment in the period estimates were revised.

        We elected to use the short-cut method to calculate the historical pool of windfall tax benefits related to employee and non-employee director stock-based compensation awards. In addition, we elected to follow the tax law ordering approach to determine the sequence in which deductions and net operating loss carryforwards are utilized, as well as the direct-only approach to calculate the amount of windfall or shortfall tax benefits.

        See also Note 10, "Long-term Incentive Compensation."

37 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

Litigation Matters

We are involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued.

Environmental Expenditures

Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset. We review our estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party. When it is probable that a loss will be incurred and where a range of the loss can be estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. Refer to Note 8, "Contingencies," for further information.

Asset Retirement Obligations

We recognize a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is "conditional" when the timing and/or method of settlement of the retirement obligation is conditional upon a future event that may or may not be within our control. Our asset retirement obligations primarily relate to lease restoration costs. Our estimated liability associated with asset retirement obligations, including that of discontinued operations, was $11.9 million and $10.3 million at year-end 2012 and 2011, respectively.

Restructuring Costs

We have compensation plans that provide eligible employees with severance in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance using the benefit formula under the plans. Accordingly, we record provisions for severance and other exit costs (including lease cancellation costs and asset impairment charges) when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for restructuring costs are recognized when incurred. See also Note 11, "Cost Reduction Actions."

Taxes Based on Income

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

        When establishing a valuation allowance, we consider future sources of taxable income such as "future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards" and "tax planning strategies." A tax planning strategy is defined as "an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets." In the event we determine a deferred tax asset will not be realized in the future, the valuation adjustment to the deferred tax asset will be charged to earnings in the period in which we make such a determination. We also acquired certain net deferred tax assets with existing valuation allowances in prior years. If it is later determined that it is more likely than not that a deferred tax asset will be realized, we will release the valuation allowance to current earnings or adjust the purchase price allocation.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

        Investment tax credits are accounted for in the period earned in accordance with the flow-through method.

        The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax returns. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense.

        Our estimates and assumptions used for determining realization of deferred tax assets and the outcome of uncertain tax issues are subject to our assessment of relevant risks, facts, and circumstances existing as of the balance sheet date. Our future results may include favorable or unfavorable adjustments that may materially impact our effective tax rate and/or our financial results.

        See also Note 12, "Taxes Based on Income."

Notes to Consolidated Financial Statements

Net Income Per Share

Net income per common share was computed as follows:

(In millions, except per share amounts)		2012	2011	2010

(A)	Income from continuing operations	$169.1	$154.4	$241.8
(B)	Income from discontinued operations, net of tax	46.3	35.7	75.1

(C)	Net income available to common shareholders	$215.4	$190.1	$316.9

(D)	Weighted-average number of common shares outstanding	102.6	105.8	105.8
	Dilutive shares (additional common shares issuable under employee stock-based awards)	.9	1.0	1.0

(E)	Weighted-average number of common shares outstanding, assuming dilution	103.5	106.8	106.8

Net income per common share:
Continuing operations (A) ÷ (D)		$1.65	$1.46	$2.29
Discontinued operations (B) ÷ (D)		.45	.34	.71

Net income per common share (C) ÷ (D)		$2.10	$1.80	$3.00

Net income per common share, assuming dilution:
Continuing operations (A) ÷ (E)		$1.63	$1.45	$2.27
Discontinued operations (B) ÷ (E)		.45	.33	.70

Net income per common share, assuming dilution (C) ÷ (E)		$2.08	$1.78	$2.97

        Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation totaled approximately 12 million shares in 2012, 11 million shares in 2011, and 9 million shares in 2010.

Comprehensive Income

Comprehensive income, net of tax, includes net income, foreign currency translation adjustment, net actuarial loss, prior service cost and net transition assets, and the gains or losses on the effective portion of cash flow and firm commitment hedges that are currently presented as a component of shareholders' equity.

        The components of "Accumulated other comprehensive loss" (net of tax) in the Consolidated Balance Sheets were as follows:

(In millions)	2012	2011

Foreign currency translation adjustment, net of tax of $.9 and $0 at year-end 2012 and 2011, respectively	$180.5	$137.8
Net actuarial loss, prior service cost and net transition assets, less amortization, net of tax benefits of $225.2 and $192.4 at year-end 2012 and 2011, respectively	(456.5)	(394.1)
Net loss on derivative instruments designated as cash flow and firm commitment hedges, net of tax benefits of $1.1 and $4.1 at year-end 2012 and 2011, respectively	(2.0)	(6.9)

Accumulated other comprehensive loss	$(278.0)	$(263.2)

        Cash flow and firm commitment hedging instrument activities in other comprehensive loss, net of tax, were as follows:

(In millions)	2012	2011

Beginning accumulated derivative loss	$(6.9)	$(9.0)
Net loss reclassified to earnings	6.0	4.0
Net change in the revaluation of hedging transactions	(1.1)	(1.9)

Ending accumulated derivative loss	$(2.0)	$(6.9)

        The following table sets forth the tax expense (benefit) allocated to each component of other comprehensive income:

(In millions)	2012	2011	2010

Foreign currency translation adjustment	$.9	$–	$–
Pension and other postretirement benefits:
Net actuarial loss	(38.3)	(56.4)	(12.5)
Prior service credit (cost)	–	12.8	(.3)
Amortization of net actuarial loss	6.9	4.7	8.7
Amortization of prior service credit	(1.5)	(.7)	(.4)
Amortization of transition asset	(.1)	(.1)	(.1)
Recognition of settlement or curtailment gain (loss)	.2	–	1.3
Derivative financial instruments:
Losses recognized on cash flow hedges	(.7)	(1.1)	(3.4)
Losses reclassified to net income	3.7	2.4	4.6

Income tax benefit related to items of other comprehensive income	$(28.9)	$(38.4)	$(2.1)

Business Combinations

We record the assets acquired and liabilities assumed from acquired businesses at fair value, and we make estimates and assumptions to determine fair value.

        We utilize a variety of assumptions and estimates that are believed to be reasonable in determining fair value for assets acquired and liabilities assumed. These assumptions and estimates include estimated discounted cash flow analysis, growth rates, discount rates,

39 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

current replacement cost for similar capacity for certain assets, market rate assumptions for certain obligations and certain potential costs of compliance with environmental laws related to remediation and cleanup of acquired properties. We also utilize information obtained from management of the acquired businesses and our historical experience from previous acquisitions.

        We apply significant assumptions and estimates in determining the fair values of certain intangible assets resulting from the acquisitions (such as customer relationships, patents and other acquired technology, and trademarks and trade names, as well as related applicable useful lives), property, plant and equipment, receivables, inventories, investments, tax accounts, environmental liabilities, stock-based compensation awards, lease commitments and restructuring and integration costs. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Generally, changes to the fair values of assets acquired and liabilities assumed (including cost estimates for certain obligations and liabilities) are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

Assets Held for Sale

We measure assets held for sale at the lower of their carrying amount or fair value less costs to sell.

Recent Accounting Requirements

In February 2013, the Financial Accounting Standards Board ("FASB") amended disclosure guidance to require a company to provide information about the amounts reclassified out of accumulated other comprehensive income. In addition, if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period, a company is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income related thereto. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, a company can cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. These disclosures are required to be applied prospectively for fiscal years beginning on or after December 15, 2012, and interim periods within those fiscal years. We do not expect adoption of these requirements to have a material impact on our financial condition, results of operations, cash flows, or disclosures.

        In July 2012, the FASB issued updated guidance that simplifies indefinite-lived intangible asset impairment testing. The updated guidance gives the option first to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform a quantitative impairment test that is provided under GAAP. This guidance is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our financial condition, results of operations, cash flows, or disclosures.

        The FASB issued in December 2011, and amended in February 2013, disclosure requirements about certain offsetting assets and liabilities that require a company to disclose information about offsetting and related arrangements to enable readers of its financial statements to understand the effect of those arrangements on its financial position. These disclosures are required to be applied retrospectively for all prior periods presented and are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those fiscal years. We do not expect adoption of these requirements to have a material impact on our financial condition, results of operations, cash flows, or disclosures.

Transactions with Related Persons

We enter into transactions with related persons infrequently. In cases in which we do enter into these transactions, we believe that they are in the ordinary course of business and on terms that would have been obtained from unaffiliated third persons.

        One of our directors, Peter W. Mullin, is the chairman, chief executive officer and majority stockholder in various entities (collectively referred to as the "Mullin Companies") that previously provided executive compensation, benefits consulting and insurance agency services to us. In October 2008, the assets of the Mullin Companies were sold to a subsidiary of Prudential Financial, Inc. ("Prudential"). We pay premiums to insurance carriers for life insurance originally placed by the Mullin Companies in connection with our various employee benefit plans. Mr. Mullin received approximately $.1 million in each of the fiscal years ended 2012, 2011, and 2010, from the commissions earned by Prudential from those insurance carriers. Mr. Mullin's share of the commissions was determined in accordance with the terms of a commission sharing agreement entered into between Mr. Mullin and Prudential at the time of the sale. In addition, substantially all of the life insurance policies we originally placed through the Mullin Companies were issued by insurance carriers that participated in reinsurance agreements with M Life Insurance Company ("M Life"), a wholly-owned subsidiary of M Financial Holdings, Inc., a company in which the Mullin Companies own a minority interest and for which Mr. Mullin serves as chairman. Mr. Mullin received approximately $.3 million, $.1 million, $.1 million in 2012, 2011, and 2010, respectively, from the net reinsurance gains of M Life. A portion of the reinsurance gains received by Mr. Mullin are subject to forfeiture in certain circumstances.

NOTE 2. DISCONTINUED OPERATIONS AND EXIT/SALE OF PRODUCT LINES

Discontinued Operations

In December 2011, we signed an agreement to sell our OCP business to 3M Company ("3M") for gross cash proceeds of $550 million, subject to adjustment in accordance with the terms of the agreement. This business comprises substantially all of our previously reported OCP segment. On October 3, 2012, we and 3M mutually agreed to terminate the agreement. We continued to pursue the divestiture of the OCP business through the end of 2012 and classified its operating results, together with certain costs associated with the planned divestiture, as discontinued operations in the Consolidated Statements of Income for all periods presented. Assets and liabilities of this business are classified as "held for sale" in the Consolidated Balance Sheets at December 29, 2012 and December 31, 2011.

        On January 29, 2013, we entered into an agreement to sell our OCP and DES businesses to CCL for a total purchase price of $500 million in cash, subject to adjustment in accordance with the terms of the agreement. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close in mid-2013. The operating results of the DES business, reported in our other specialty converting businesses for all periods presented, are expected to be

Notes to Consolidated Financial Statements

classified as discontinued operations beginning in the first quarter of 2013.

        As part of the agreement with CCL, we agreed to enter into a supply agreement with CCL at closing, pursuant to which CCL would purchase certain pressure-sensitive label stock, adhesives and other base material products for up to six years after closing. Additionally, we agreed to enter into a transition services agreement at closing, under which certain transitional services would be provided primarily by us to CCL for up to 15 months after closing. The purpose of these services would be to provide short-term assistance to CCL in assuming the operations of the OCP and DES businesses. While both agreements are expected to continue generating revenues and cash flows from OCP and DES, the estimated amounts and our continuing involvement in the OCP and DES operations are not expected to be significant to us as a whole.

        The operating results of the OCP discontinued operations were as follows:

(In millions)	2012	2011	2010

Net sales	$726.0	$760.4	$809.3

Income before taxes	$68.5	$64.9	$112.3
Provision for income taxes	22.2	29.2	37.2

Income from discontinued operations, net of tax	$46.3	$35.7	$75.1

        The comparison of the operating results to the respective prior periods are affected by a number of factors, including the cessation of depreciation and amortization in the current period as the assets of the business were classified as "held for sale," the elimination of certain corporate cost allocations, and the inclusion of certain divestiture-related costs.

        Net sales from our continuing operations to our OCP discontinued operations were $86 million, $85.6 million, and $78.6 million during 2012, 2011, and 2010, respectively. These sales have been included in "Net sales" in the Consolidated Statements of Income.

        The carrying values of the major classes of assets and liabilities related to the OCP discontinued operations were as follows:

(In millions)	2012	2011

Assets
Trade accounts receivable, net	$119.0	$117.7
Inventories, net	57.2	50.9
Other current assets	7.7	5.9

Total current assets	183.9	174.5
Property, plant and equipment, net	79.5	74.2
Goodwill	167.9	166.0
Other intangibles resulting from business acquisitions, net	32.5	32.9
Other assets	8.4	7.3

	$472.2	$454.9

Liabilities
Short-term borrowings	$–	$1.1
Accounts payable	31.2	34.7
Accrued payroll and employee benefits	21.2	10.9
Other accrued liabilities	91.9	94.2

Total current liabilities	144.3	140.9
Non-current liabilities	16.2	13.6

	$160.5	$154.5

Exit/Sale of Product Lines

In the third quarter of 2012, we exited certain product lines in the previously reported OCP segment, incurring exit costs of $3.9 million (included in "Other expense, net" in the Consolidated Statements of Income). The operating results of these product lines, which are not significant, were included in other specialty converting businesses for all periods presented.

        In 2011, we received proceeds totaling $21.5 million from the sale of two product lines, one from our Performance Films business ($21 million) and the other from our Label and Packaging Materials business ($.5 million). In 2012, we received an additional $.8 million from the product line sale in our Label and Packaging Materials business. In connection with the sale of the product line from the Performance Films business, we recognized a gain of $5.6 million in 2011 (included in "Other expense, net" in the Consolidated Statements of Income).

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Results from our annual impairment test in the fourth quarter of 2012 indicated that no impairment had occurred in 2012 related to goodwill. In conjunction with the preparation of our annual impairment test in the fourth quarter of 2012, we determined that the carrying value of our indefinite-lived intangible asset exceeded its fair value which resulted in a non-cash impairment charge of $7 million. This charge was included

41 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

in the RBIS reportable segment. The fair value of these assets was primarily based on Level 3 inputs.

Goodwill

Changes in the net carrying amount of goodwill for 2012 and 2011, by reportable segment and other businesses, were as follows:

(In millions)	Pressure- sensitive Materials	Retail Branding and Information Solutions	Other specialty converting businesses	Discontinued operations	Total

Balance as of January 1, 2011
Goodwill, gross	$346.0	$1,243.2	$3.5	$168.1	$1,760.8
Accumulated impairment losses	–	(820.0)	–	–	(820.0)

Goodwill	346.0	423.2	3.5	168.1	940.8

Acquisition adjustments	–	(.5)	–	–	(.5)
Foreign currency translation adjustments	(9.3)	(3.6)	–	(2.1)	(15.0)
Discontinued operations (1)	–	–	–	(166.0)	(166.0)

Balance as of December 31, 2011	336.7	419.1	3.5	–	759.3
Foreign currency translation adjustments	1.6	3.5	–	–	5.1

Balance as of December 29, 2012
Goodwill, gross	338.3	1,242.6	3.5	–	1,584.4
Accumulated impairment losses	–	(820.0)	–	–	(820.0)

Goodwill	$338.3	$422.6	$3.5	$–	$764.4

(1) In connection with the planned divestiture of our OCP business, the goodwill balance was classified in the Consolidated Balance Sheets at year-end 2012 and 2011 as "Assets held for sale." See Note 2, "Discontinued Operations and Exit/Sale of Product Lines," for more information.

Indefinite-Lived Intangible Assets

The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trademarks, was $11.1 million and $18 million at December 29, 2012 and December 31, 2011, respectively.

Finite-Lived Intangible Assets

The following table sets forth our finite-lived intangible assets resulting from business acquisitions at December 29, 2012 and December 31, 2011, which continue to be amortized:

	2012			2011
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	$234.7	$142.3	$92.4	$233.2	$117.2	$116.0
Patents and other acquired technology	49.0	34.0	15.0	49.0	29.7	19.3
Trade names and trademarks	25.7	21.9	3.8	25.4	21.5	3.9
Other intangibles	12.4	9.7	2.7	12.2	8.2	4.0

Total	$321.8	$207.9	$113.9	$319.8	$176.6	$143.2

        The finite-lived intangible assets related to our OCP business were classified in the Consolidated Balance Sheets at year-end 2012 and 2011 as "Assets held for sale." See Note 2, "Discontinued Operations and Exit/Sale of Product Lines," for more information.

Notes to Consolidated Financial Statements

        Amortization expense from continuing operations for finite-lived intangible assets resulting from business acquisitions was $29.9 million for 2012, $30.3 million for 2011, and $29.8 million for 2010.

        The estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

(In millions)	Estimated Amortization Expense

2013	$28.5
2014	24.7
2015	21.2
2016	19.6
2017	10.2

        As of December 29, 2012, the weighted-average amortization periods from the date of acquisition and weighted-average remaining useful lives of finite-lived intangible assets were as follows:

(In years)	Weighted-average Amortization Periods from the Date of Acquisition	Weighted-average Remaining Useful Life

Customer relationships	11	4
Patents and other acquired technology	13	4
Trade names and trademarks	12	6
Other intangibles	6	2

NOTE 4. DEBT AND CAPITAL LEASES

Short-Term Borrowings

Short-term variable rate borrowings from commercial paper issuances were $187 million (weighted-average interest rate of .4%) at December 29, 2012 and $149.4 million (weighted-average interest rate of .4%) at December 31, 2011.

Short-Term Credit Facilities

In December 2011, we amended and restated our revolving credit facility (the "Revolver") with certain domestic and foreign banks, which reduced the amount available thereunder from $1 billion to $675 million. The amendment extended the Revolver's maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. The maturity date may be extended for one-year periods under certain circumstances as set forth in the agreement. Commitments under the Revolver may be increased by up to $250 million, subject to lender approval and customary requirements. Financing available under the Revolver is used as a back-up facility for our commercial paper issuance and can be used to finance other corporate requirements. In conjunction with the amendment, we recorded a debt extinguishment loss of $.7 million (included in "Other expense, net" in the Consolidated Statements of Income) in the fourth quarter of 2011 related to the unamortized debt issuance costs for the previous Revolver. No balances were outstanding under the Revolver as of December 29, 2012 or December 31, 2011. Commitment fees associated with this facility in 2012, 2011, and 2010 were $1.4 million, $2.5 million, and $2.6 million, respectively.

        Uncommitted lines of credit, including those for discontinued operations, were approximately $411 million and $452 million at December 29, 2012 and December 31, 2011, respectively. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under uncommitted lines of credit were $81.1 million (weighted-average interest rate of 11.2%) and $76.2 million (weighted-average interest rate of 12.9%) at December 29, 2012 and December 31, 2011, respectively.

Long-Term Borrowings and Capital Leases

Long-term debt, including its respective weighted-average interest rates, and capital lease obligations at year-end consisted of the following:

(In millions)	2012	2011

Long-term debt and capital leases
Medium-term notes:
Series 1995 at 7.5% – due 2015 through 2025	$50.0	$50.0
Long-term notes:
Senior notes due 2013 at 4.9%	250.0	250.0
Senior notes due 2017 at 6.6%	249.4	249.2
Senior notes due 2020 at 5.4%	249.9	249.8
Senior notes due 2033 at 6.0%	150.0	150.0
Capital lease obligations	4.8	6.8
Less amount classified as current	(251.9)	(1.6)

Total long-term debt and capital leases	$702.2	$954.2

        Our medium-term notes have maturities from 2015 through 2025 and accrue interest at various fixed rates.

        Maturities of long-term debt and capital leases for each of the next five fiscal years and thereafter are expected to be as follows:

Year	(In millions)

2013 (classified as current)	$251.9
2014	1.6
2015	5.6
2016	.2
2017	249.6
2018 and thereafter	$445.2

        On January 15, 2013, we repaid $250 million of senior notes due in 2013 using commercial paper borrowings.

        In November 2010, we completed the remarketing of our remaining HiMEDS senior notes in accordance with the original terms of the HiMEDS units by purchasing approximately $109 million of these senior notes. In aggregate, this remarketing resulted in the extinguishment of approximately $109 million of senior notes and the issuance of approximately 2.1 million shares of our common stock. As a result of this remarketing, we recorded a debt extinguishment loss of $2.8 million (included in "Other expense, net" in the Consolidated Statements of Income) in the fourth quarter of 2010, which consisted of a write-off related to unamortized debt issuance costs.

        In April 2010, we issued $250 million of senior notes bearing an interest rate of 5.375% per year, due April 2020. Approximately $248 million in proceeds from the offering, net of underwriting discounts

43 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

and offering expenses, were used, together with commercial paper borrowings, to repay the $325 million in indebtedness outstanding under a credit agreement of one of our wholly-owned subsidiaries ("the Credit Facility") in May 2010. In the second quarter of 2010, we recorded a debt extinguishment loss of $1.2 million (included in "Other expense, net" in the Consolidated Statements of Income) related to unamortized debt issuance costs from the Credit Facility.

Other

Our various loan agreements in effect at year-end require that we maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of December 29, 2012, we were in compliance with our financial covenants.

        Our total interest costs from continuing operations in 2012, 2011, and 2010 were $76.1 million, $75.8 million, and $80.2 million, respectively, of which $3.3 million, $4.8 million, and $3.9 million, respectively, were capitalized as part of the cost of assets.

        The fair value of our long-term debt is estimated primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which include commercial paper and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.31 billion at December 29, 2012 and $1.22 billion at December 31, 2011. Fair value amounts were determined primarily based on Level 2 inputs, which are defined as inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies."

NOTE 5. FINANCIAL INSTRUMENTS

As of December 29, 2012, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $5.5 million and $1.6 billion, respectively.

        We recognize all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges and foreign exchange contracts on existing balance sheet items as fair value hedges.

        In April 2010, we entered into a contract to lock in the Treasury rate component of the interest rate on our $250 million debt issuance, which is discussed in Note 4, "Debt." On April 9, 2010, the contract settled at a loss of $.3 million, which is being amortized into interest expense over the term of the related debt.

        The following table provides the balances and locations of derivatives as of December 29, 2012:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$10.0	Other accrued liabilities	$2.8
Commodity contracts			Other accrued liabilities	.9
			Long-term retirement benefits and other liabilities	.1

		$10.0		$3.8

        The following table provides the balances and locations of derivatives as of December 31, 2011:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$6.5	Other accrued liabilities	$15.7
Commodity contracts			Long-term retirement benefits and other liabilities	2.9

		$6.5		$18.6

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings, resulting in no net material impact to income.

        The following table provides the components of the gain (loss) recognized in income related to fair value hedge contracts. The corresponding gains or losses on the underlying hedged items approximated the net gain (loss) on these fair value hedge contracts.

(In millions)	Location of Gain (Loss) in Income	2012	2011	2010

Foreign exchange contracts	Cost of products sold	$–	$.5	$(3.4)
Foreign exchange contracts	Marketing, general and administrative expense	17.8	(13.0)	40.2

		$17.8	$(12.5)	$36.8

Notes to Consolidated Financial Statements

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of "Accumulated other comprehensive loss" and reclassified into earnings in the same period(s) during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

        Losses recognized in "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2012	2011	2010

Foreign exchange contracts	$(.9)	$.3	$(4.8)
Commodity contracts	(.9)	(3.3)	(4.0)
Interest rate contacts	–	–	(.3)

	$(1.8)	$(3.0)	$(9.1)

        Amounts reclassified from "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	Location of Gain (Loss) in Income	2012	2011	2010

Foreign exchange contracts	Cost of products sold	$(2.5)	$.9	$(4.0)
Commodity contracts	Cost of products sold	(2.8)	(2.9)	(4.6)
Interest rate contracts	Interest expense	(4.4)	(4.2)	(4.8)

		$(9.7)	$(6.2)	$(13.4)

        The amount of gain or loss recognized in income related to the ineffective portion of, and the amount excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments was not significant in 2012, 2011, and 2010.

        As of December 29, 2012, we expect a net loss of approximately $1 million to be reclassified from "Accumulated other comprehensive loss" to earnings within the next 12 months. See Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

We sponsor a number of defined benefit plans covering eligible employees in the U.S. and certain other countries. Benefits payable to employees are based primarily on years of service and their compensation during their employment with us. While we have not expressed any intent to terminate these plans, we may do so at any time, subject to applicable laws and regulations.

        We are also obligated to pay unfunded termination indemnity benefits to certain employees outside of the U.S., which are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to termination indemnity arrangements, and therefore, no related costs are included in the disclosures below.

        Effective December 31, 2011, benefits under our U.K. defined benefit plan were frozen. Benefits under this plan stopped accruing; however, benefits accrued through December 31, 2011 were preserved and will be paid out (for employees fully vested at the time of retirement or other qualified event) under the terms of the plan. We did not incur curtailment loss in connection with the freezing of benefits under this plan.

        Effective December 31, 2010, benefits under three of our U.S. defined benefit plans — the Avery Dennison Pension Plan ("ADPP"), the Benefit Restoration Plan ("BRP"), and the Supplemental Executive Retirement Plan ("SERP") — were frozen. Benefits under these plans stopped accruing; however, benefits accrued through December 31, 2010 were preserved and will be paid out (for employees fully vested at the time of retirement or other qualified event) under the terms of the respective plans. As a result of freezing ADPP and BRP benefits, we recognized a curtailment loss of $2.4 million in 2010, recorded in "Other expense, net" in the Consolidated Statements of Income. No curtailment gain or loss was recognized from freezing the SERP, as future service continues to impact the plan's benefits and the determination of the value is not known until the participants retire. In connection with the freezing of SERP benefits, we granted an aggregate of approximately .2 million of stock options to the active SERP participants, which resulted in approximately $2.2 million of pretax stock-based compensation expense in the fourth quarter of 2010. This expense reflected the immediate recognition of compensation cost associated with those stock options granted to certain employees who were retirement eligible under our stock option and incentive plan.

SHARE Plan

Employees who participated in the ADPP between December 1, 1986 and November 30, 1997, may also have a benefit under our Stock Holding and Retirement Enhancement Plan ("SHARE Plan"), a defined contribution plan. ADPP is a floor offset plan that coordinates the amount of projected benefit obligation to an eligible participant with the SHARE Plan. The total benefit payable to an eligible participant equals the greater of the value of the participant's benefit from the ADPP or the value of the participant's SHARE Plan account. Lower than expected asset returns on the participant balances in the SHARE Plan may increase the projected benefit obligation under the ADPP.

45 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

Plan Assets

During 2012, we transitioned the investment management of the ADPP assets to a liability driven investment (LDI) strategy. Under an LDI strategy, the assets are invested in a diversified portfolio that is split into two sub-portfolios: a growth portfolio and a liability hedging portfolio. The growth portfolio consists primarily of equity and high-yield fixed income securities. The liability hedging portfolio consists primarily of investment grade fixed income securities and cash, and is intended, over time, to more closely match the liabilities of the plan. The investment objective of the portfolio is to improve the funded status of the plan; as funded status reaches certain trigger points, the portfolio moves to a more conservative asset allocation by increasing the allocation to the liability hedging portfolio. The current allocation is 65% in the growth portfolio and 35% in the liability hedging portfolio, subject to periodic fluctuations due to market movements. The plan assets are diversified across asset classes, striving to balance risk and return within the limits of prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended. Because many of the pension liabilities are long-term, the investment horizon is also long-term, but the investment plan must also ensure adequate near-term liquidity to fund benefit payments.

        Assets of our international plans are invested in accordance with local accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans combined is 41% in equity securities, 45% in fixed income securities and cash, and 14% in insurance contracts and other investments, subject to periodic fluctuations in these respective asset classes.

Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value:

        Cash is valued at nominal value. Money market funds are valued at net asset value ("NAV"). Mutual funds are valued at fair value as determined by quoted market prices, based upon the NAV of shares held by the plans at year-end. Pooled funds, which include real estate pooled funds and multi-asset common trust funds, are comprised of shares or units in funds that are not publicly traded and are valued at net unit value, as determined by the fund's trustees based on the underlying securities in the trust. Equities are valued at the closing price reported on the active market on which the individual securities are traded. Real estate investment trusts are valued based on quoted prices in active markets. Debt securities consist primarily of treasury securities and corporate bonds, which are valued using bid prices; observable market inputs to determine these prices include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids and offers. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus or minus investment returns and changes in cash flows.

        The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

        The following table sets forth, by level within the fair value hierarchy, U.S. plan assets (all in the ADPP) at fair value as of year-end 2012:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Cash	$8.0	$8.0	$–	$–
Liability hedging portfolio
Pooled funds – Corporate debt/agencies	216.1	–	216.1	–

Total liability hedging portfolio	216.1	–	216.1	–

Growth portfolio (1)
Pooled funds – Global equities	65.2	–	65.2	–
Pooled funds – Global real estate investment trusts	43.3	–	43.3	–
Pooled funds – High yield bonds	63.7	–	63.7	–
Pooled funds – International	97.5	–	97.5	–
Pooled funds – U.S. equities	154.5	–	154.5	–

Total growth portfolio	424.2	–	424.2	–

Total U.S. plan assets at fair value	$648.3	$8.0	$640.3	$–

Other assets (2)	.2

Total U.S. plan assets	$648.5

(1) "Pooled funds – International" excludes U.S. equity securities; "Pooled funds – Global" includes U.S. equity securities.

(2) Included accrued recoverable taxes at year-end 2012.

Notes to Consolidated Financial Statements

        The following table sets forth, by level within the fair value hierarchy, international plan assets at fair value as of year-end 2012:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Cash	$6.2	$6.2	$–	$–
Fixed income securities
Mutual funds	.3	.3	–	–
Pooled funds – European bonds	239.0	–	239.0	–
Pooled funds – Global bonds	9.0	–	9.0	–

Total fixed income securities	248.3	.3	248.0	–

Equity securities
Pooled funds – Asia Pacific region	12.7	–	12.7	–
Pooled funds – Emerging markets	18.5	–	18.5	–
Pooled funds – European region	46.3	–	46.3	–
Pooled funds – Global	81.5	–	81.5	–
Pooled funds – Real estate investment trusts	28.9	–	28.9	–
Pooled funds – U.S.	10.6	–	10.6	–

Total equity securities	198.5	–	198.5	–

Other investments
Pooled funds – Other	33.8	–	33.8	–
Insurance contracts	27.8	–	–	27.8

Total other investments	61.6	–	33.8	27.8

Total international plan assets at fair value	$514.6	$6.5	$480.3	$27.8

Other assets	.4

Total international plan assets	$515.0

        The following table presents a reconciliation of Level 3 assets held during the year ended December 29, 2012:

Level 3 Assets
(In millions)	Insurance Contracts

Balance at December 31, 2011	$26.5
Net realized and unrealized gain	.5
Purchases	2.0
Settlements	(1.7)
Impact of changes in foreign currency exchange rates	.5

Balance at December 29, 2012	$27.8

47 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

        The following table sets forth, by level within the fair value hierarchy, U.S. plan assets (all in the ADPP) at fair value as of year-end 2011:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Cash	$.1	$.1	$–	$–
Fixed income securities
Treasury securities	94.9	94.9	–	–
Money market funds	18.0	–	18.0	–
Pooled funds – U.S. bonds	60.6	–	60.6	–
Agency securities	4.8	–	4.8	–
Corporate debt securities	20.4	–	20.4	–
Asset-backed securities	9.8	–	9.8	–
Government debt securities	3.2	–	3.2	–

Total fixed income securities	211.7	94.9	116.8	–

Equity securities
Equities – U.S. growth	33.7	33.7	–	–
Equities – U.S. value	80.8	80.8	–	–
Equities – International	16.7	16.7	–	–
Mutual fund – International	11.2	11.2	–	–
Pooled funds – U.S. equities	192.3	–	192.3	–
Pooled funds – International	13.8	–	13.8	–

Total equity securities	348.5	142.4	206.1	–

Total U.S. plan assets at fair value	$560.3	$237.4	$322.9	$–

Other payables (1)	(9.1)

Total U.S. plan assets	$551.2

(1) Included accrued receivables and pending broker settlements at year-end 2011.

Notes to Consolidated Financial Statements

        The following table sets forth, by level within the fair value hierarchy, international plan assets at fair value as of year-end 2011:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Cash	$11.7	$11.7	$–	$–
Fixed income securities
Mutual funds	.3	.3	–	–
Pooled funds – European bonds	211.9	–	211.9	–
Pooled funds – Global bonds	8.4	–	8.4	–

Total fixed income securities	220.6	.3	220.3	–

Equity securities
Pooled funds – Asia Pacific region	10.4	–	10.4	–
Pooled funds – Emerging markets	14.7	–	14.7	–
Pooled funds – European region	42.2	–	42.2	–
Pooled funds – Global	55.7	–	55.7	–
Pooled funds – Real estate investment trusts	20.5	–	20.5	–
Pooled funds – U.S.	9.9	–	9.9	–

Total equity securities	153.4	–	153.4	–

Other investments
Pooled funds – Other	28.7	–	28.7	–
Insurance contracts	26.5	–	–	26.5

Total other investments	55.2	–	28.7	26.5

Total international plan assets at fair value	$440.9	$12.0	$402.4	$26.5

Other assets (1)	.4

Total international plan assets	$441.3

(1) Included accrued receivables and pending broker settlements at year-end 2011.

        The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2011:

Level 3 Assets
(In millions)	Insurance Contracts

Balance at January 1, 2011	$27.3
Net realized and unrealized gain	.7
Purchases	3.5
Settlements	(3.4)
Transfer to assets held for sale	(1.6)
Impact of changes in foreign currency exchange rates	–

Balance at December 31, 2011	$26.5

Postretirement Health Benefits

We provide postretirement health benefits to certain U.S. retired employees up to the age of 65 under a cost-sharing arrangement, and provide supplemental Medicare benefits to certain U.S. retirees over the age of 65. Our policy is to fund the cost of the postretirement benefits from operating cash flows. While we have not expressed any intent to terminate postretirement health benefits, we may do so at any time, subject to applicable laws and regulations.

        In November 2011, we made certain changes to our U.S. postretirement health benefit plan. As a result of these changes, we will no longer subsidize retiree medical premiums for eligible participants who retire after December 31, 2013. In addition, beginning January 1, 2012, retiree medical premiums for eligible participants who retired on or after January 1, 2007 were based on the claims expense of the retiree group, resulting in a higher premium rate for retirees and lower claims expense for us.

Plan Assumptions

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates to be used in connection with our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans.

Long-term Return on Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and

49 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

fixed income markets, taking into consideration that assets with higher volatility typically generate a greater return over the long run. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed to check for reasonability and appropriateness.

Healthcare Cost Trend Rate

Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2013. This rate is expected to decrease to approximately 5% by 2018.

        A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One-percentage-point Increase	One-percentage-point Decrease

Effect on total of service and interest cost components	$.02	$(.02)
Effect on postretirement benefit obligation	.5	(.4)

Plan Balance Sheet Reconciliations

The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss, for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits				U.S. Postretirement Health Benefits
	2012		2011		2012	2011
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$835.8	$519.5	$744.8	$504.7	$12.4	$38.7
Service cost	.3	9.0	.3	11.6	–	1.3
Interest cost	40.3	24.5	40.2	26.8	.4	1.7
Participant contribution	–	4.1	–	4.7	1.2	1.2
Amendments (1)	–	–	–	–	–	(34.1)
Actuarial loss	131.5	50.5	88.5	17.0	1.7	7.0
Plan transfer (2)	2.0	.1	2.0	–	–	–
Benefits paid	(46.2)	(22.3)	(40.0)	(21.2)	(3.7)	(3.4)
Pension curtailment	–	–	–	(2.8)	–	–
Pension settlements	–	–	–	(.5)	–	–
Foreign currency translation	–	12.2	–	(9.2)	–	–
Transfer of obligations to held for sale	–	–	–	(11.6)	–	–

Projected benefit obligation at end of year	$963.7	$597.6	$835.8	$519.5	$12.0	$12.4

Accumulated benefit obligation at end of year	$961.4	$559.0	$834.2	$487.0

(1) Amendments to the U.S. postretirement plan to change premium subsidy and retiree eligibility.

(2) Plan transfer for the U.S. represented a transfer from our savings plan.

Plan Assets

	Pension Benefits				U.S. Postretirement Health Benefits
	2012		2011		2012	2011
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in plan assets
Plan assets at beginning of year	$551.2	$441.3	$540.0	$426.6	$–	$–
Actual return on plan assets	83.9	62.7	.7	19.7	–	–
Plan transfer (1)	2.0	–	2.0	–	–	–
Employer contribution	57.6	19.4	48.5	21.8	2.5	2.2
Participant contribution	–	4.1	–	4.7	1.2	1.2
Benefits paid	(46.2)	(22.3)	(40.0)	(21.2)	(3.7)	(3.4)
Pension settlements	–	–	–	(.5)	–	–
Foreign currency translation	–	9.8	–	(8.2)	–	–
Transfer of assets to held for sale	–	–	–	(1.6)	–	–

Plan assets at end of year	$648.5	$515.0	$551.2	$441.3	$–	$–

(1) Plan transfer for the U.S. represented a transfer from our savings plan.

Notes to Consolidated Financial Statements

Funded Status

	Pension Benefits				U.S. Postretirement Health Benefits
	2012		2011		2012	2011
(In millions)	U.S.	Int'l	U.S.	Int'l

Funded status of the plans
Non-current assets	$–	$38.3	$–	$35.6	$–	$–
Current liabilities	(3.9)	(2.1)	(3.7)	(2.6)	(2.7)	(2.9)
Non-current liabilities	(311.3)	(118.9)	(280.9)	(111.2)	(9.3)	(9.5)

Plan assets less than benefit obligations	$(315.2)	$(82.7)	$(284.6)	$(78.2)	$(12.0)	$(12.4)

	Pension Benefits						U.S. Postretirement Health Benefits
	2012		2011		2010		2012	2011	2010
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used for determining year-end obligations
Discount rate	4.00%	3.94%	4.75%	4.80%	5.50%	5.24%	2.85%	3.75%	5.25%
Rate of increase in future compensation levels	–	2.24	–	2.79	–	2.95	–	–	–

        The amount in non-current pension assets represents the net assets of our overfunded plans, which consist of a few international plans. The amounts in current and non-current pension liabilities represent the net obligation of our underfunded plans, which consist of all U.S. and several international plans.

        For U.S. and international plans combined, the projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1.27 billion and $829.2 million, respectively, at year-end 2012 and $1.11 billion and $713.8 million, respectively, at year-end 2011.

        For U.S. and international plans combined, the accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.24 billion and $816.5 million, respectively, at year-end 2012 and $1.09 billion and $703.2 million, respectively, at year-end 2011.

Accumulated Other Comprehensive Loss

The following table sets forth the pretax amounts, including that of discontinued operations, recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

	Pension Benefits				U.S. Postretirement Health Benefits
	2012		2011		2012	2011
(In millions)	U.S.	Int'l	U.S.	Int'l

Net actuarial loss	$558.8	$131.4	$480.2	$118.4	$29.9	$31.0
Prior service cost (credit)	1.5	2.9	1.8	3.3	(43.3)	(48.2)
Net transition obligation (assets)	–	.4	–	(.1)	–	–

Net amount recognized in accumulated other comprehensive loss (income)	$560.3	$134.7	$482.0	$121.6	$(13.4)	$(17.2)

        The following table sets forth the pretax amounts, including that of discontinued operations, recognized in "Other comprehensive loss (income)":

	Pension Benefits						U.S. Postretirement Health Benefits
	2012		2011		2010		2012	2011	2010
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Net actuarial loss	$93.5	$16.4	$133.6	$18.1	$15.9	$30.1	$1.7	$7.0	$1.9
Prior service cost (credit)	–	–	–	–	.8	.2	–	(34.1)	–

Net amount recognized in other comprehensive loss (income)	$93.5	$16.4	$133.6	$18.1	$16.7	$30.3	$1.7	$(27.1)	$1.9

51 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

Plan Income Statement Reconciliations

The following table sets forth the components of net periodic benefit cost, recorded in income from continuing operations, for our defined benefit plans:

	Pension Benefits						U.S. Postretirement Health Benefits
	2012		2011		2010		2012	2011	2010
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Service cost	$.3	$9.1	$.3	$10.5	$19.1	$8.6	$–	$1.3	$1.2
Interest cost	40.3	24.5	40.2	26.3	32.2	23.8	.5	1.7	1.6
Expected return on plan assets	(45.9)	(22.1)	(45.7)	(24.9)	(38.9)	(25.7)	–	–	–
Recognized net actuarial loss	14.3	3.1	8.5	4.0	16.2	2.3	2.7	1.9	1.3
Amortization of prior service cost	.4	.4	.4	.4	.6	.4	(4.8)	(2.5)	(1.6)
Amortization of transition asset	–	(.5)	–	(.5)	–	(.5)	–	–	–
Recognized (gain) loss on curtailment	–	–	–	(.2)	2.4	(.9)	–	–	–
Recognized loss (gain) on settlement (1)	.6	–	–	(.1)	–	.4	–	–	–

Net periodic benefit cost	$10.0	$14.5	$3.7	$15.5	$31.6	$8.4	$(1.6)	$2.4	$2.5

(1) Represented settlement events in the U.S. in 2012, and Belgium and Korea in 2010.

        The following table sets forth the weighted-average assumptions used for determining net periodic cost:

	Pension Benefits							U.S. Postretirement Health Benefits
	2012		2011		2010			2012	2011	2010
	U.S.	Int'l	U.S.	Int'l	U.S.		Int'l

Discount rate	4.75%	4.80%	5.50%	5.24%	6.00%	(1)	5.72%	3.75%	5.25%	5.50%
Expected long-term rate of return on plan assets	8.00	4.95	8.00	5.48	8.75		6.23	–	–	–
Rate of increase in future compensation levels	–	2.79	–	2.95	3.59		2.99	–	–	–

(1) The ADPP and BRP were remeasured on August 1, 2010 at 5.40% to reflect the freezing of benefits under those plans effective December 31, 2010.

Plan Contributions

We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. In 2013, we expect to contribute approximately $43 million to our U.S. pension plans. We also expect to contribute approximately $17 million to our international pension plans, bringing our total expected contribution to our U.S. and international pension plans to approximately $60 million. This amount excludes any additional contributions we may make using the net proceeds from the sale of the OCP and DES businesses.

        We also expect to contribute approximately $3 million to our postretirement benefit plan in 2013.

Notes to Consolidated Financial Statements

Future Benefit Payments

Anticipated future benefit payments, which reflect expected service periods for eligible participants, are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits

(In millions)	U.S.	Int'l

2013	$44.3	$20.6	$2.8
2014	45.7	20.9	2.2
2015	46.9	22.0	1.6
2016	48.5	23.0	1.1
2017	50.1	24.0	.9
2018 – 2022	285.3	139.0	2.4

Estimated Amortization Amounts in Accumulated Other Comprehensive Loss

Our estimates of fiscal year 2013 amortization of amounts, including that of discontinued operations, included in "Accumulated other comprehensive loss" are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits

(In millions)	U.S.	Int'l

Net actuarial loss	$19.2	$6.4	$2.7
Prior service cost (credit)	.4	.4	(4.8)
Net transition asset (obligation)	–	(.1)	–

Net amount to be recognized	$19.6	$6.7	$(2.1)

Defined Contribution Plans

We sponsor various defined contribution plans worldwide, with the largest plan being the Avery Dennison Corporation Savings Plan ("Savings Plan"), a 401(k) plan covering our U.S. employees. Employees hired after December 31, 2008, who were no longer eligible to participate in our defined benefit pension plans and early retiree medical plan, received an enhanced employer matching contribution in the Savings Plan through December 31, 2010. Effective January 1, 2011, we increased and made uniform our matching contribution for all participants in the Savings Plan in connection with the freezing of benefits under the ADPP and BRP effective December 31, 2010.

        We recognized expense from continuing operations of $22 million, $21.6 million, and $10.2 million in 2012, 2011, and 2010, respectively, related to our contributions and match of participant contributions to the Savings Plan. Prior to the termination of the Employee Stock Benefit Trust ("ESBT") on July 21, 2011, shares of our common stock held in the ESBT were used to fund these contributions. Subsequent to the termination of the ESBT, these contributions have been funded using shares of our common stock held in treasury.

Other Retirement Plans

We have deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earn specified and variable rates of return. As of year-end 2012 and 2011, we had accrued $128.3 million and $130.9 million, respectively, for our obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year-end 2012 and 2011, these obligations were secured by standby letters of credit of $16 million. Proceeds from the insurance policies are payable to us upon the death of covered participants. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" in the Consolidated Balance Sheet, was $187.4 million and $186.1 million at year-end 2012 and 2011, respectively.

        Our deferred compensation (gain) expense was $7.4 million, $(4.0) million, and $4.4 million for 2012, 2011, and 2010, respectively. A portion of the interest on certain of our contributions may be forfeited by participants if their employment is terminated before age 55 other than by reason of death or disability.

        We maintain a Directors Deferred Equity Compensation Plan for our non-employee directors, which allows them to elect to receive their cash compensation (consisting of annual retainers and per-meeting fees) in deferred stock units ("DSUs") issued under our stock option and incentive plan. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs. A director's DSUs are converted into shares of our common stock upon his or her resignation or retirement. Approximately .1 million DSUs were outstanding, with an aggregate value of $3.1 million and $2 million as of year-end 2012 and 2011, respectively.

NOTE 7. COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more, including those for discontinued operations, are as follows:

Year	(In millions)

2013	$66.2
2014	42.5
2015	31.4
2016	20.2
2017	12.4
2018 and thereafter	38.4

Total minimum lease payments	$211.1

        Rent expense for operating leases from continuing operations, which includes maintenance and insurance costs and property taxes, was approximately $76 million in 2012, $85 million in 2011, and $85 million in 2010. Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below.

        On February 20, 2012, one of our subsidiaries entered into a 15-year lease commitment for a commercial facility located in the Netherlands, to be used primarily for the European headquarters and research center for our Pressure-sensitive Materials segment, for an aggregate amount of approximately $60 million, which is guaranteed by Avery Dennison Corporation. This amount was not included in the table above because the lease is subject to certain conditions prior to its expected commencement in February 2014. We expect annual rental payments to be approximately $3 million to $4 million over the lease term.

53 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

        On September 9, 2005, we completed a ten-year lease financing for a commercial facility located in Mentor, Ohio, used primarily for the North American headquarters and research center of our Label and Packaging Materials division. The facility consists generally of land, buildings, and equipment. We lease the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor's debt of $11.5 million (collectively, the "Guarantee"). At the end of the lease term, we have the option to purchase or remarket the facility at an amount equivalent to the value of the Guarantee. If our estimated fair value (or estimated selling price) of the facility falls below the Guarantee, we would be required to pay the lessor a shortfall, which is an amount equivalent to the Guarantee less our estimated fair value. During the second quarter of 2011, we estimated a shortfall with respect to the Guarantee and began to recognize the shortfall on a straight-line basis over the remaining lease term. The carrying amount of the shortfall was approximately $12 million at December 29, 2012, which was included in "Long-term retirement benefits and other liabilities."

        Refer to Note 4, "Debt and Capital Leases," for capital lease obligations.

NOTE 8. CONTINGENCIES

Legal Proceedings

We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. We have accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expense to resolve these matters could be higher than the liabilities accrued by us; however, we are unable to reasonably estimate a range of potential expense. If information becomes available that allows us to reasonably estimate the range of potential expense in an amount higher or lower than what we have accrued, we will adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expense for resolving any future matters will be assessed as they arise; until then, a range of potential expense for such resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of these other matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental Matters

As of December 29, 2012, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a potentially responsible party ("PRP") at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed. We are participating with other PRPs at such sites, and anticipate that our share of cleanup costs will be determined pursuant to remedial agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

        We have accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate these sites could be higher than the liabilities accrued by us; however, we are unable to reasonably estimate a range of potential expense. If information becomes available that allows us to reasonably estimate the range of potential expense in an amount higher or lower than what we have accrued, we will adjust our environmental liabilities accordingly. In addition, we could identify additional sites for cleanup in the future. The range of expense for remediation of any future-identified sites will be addressed as they arise; until then, a range of expense for such remediation cannot be determined.

        The activity in 2012 and 2011 related to environmental liabilities was as follows:

(In millions)	2012	2011

Balance at beginning of year	$40.6	$46.3
(Reversals) charges, net	(3.1)	.4
Payments	(5.0)	(6.1)

Balance at end of year	$32.5	$40.6

        As of December 29, 2012, approximately $10 million of the balance was classified as short-term.

Guarantees

We participate in receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. The collection of the related receivables is guaranteed by us. At December 29, 2012, the outstanding amount guaranteed, including those for discontinued operations, was approximately $18 million.

        As of December 29, 2012, Avery Dennison Corporation guaranteed approximately $375 million in lines of credit with various financial institutions, and up to approximately $9 million of certain of our subsidiaries' obligations to their suppliers, including those that are part of discontinued operations.

        Unused letters of credit (primarily standby) with various financial institutions, including those for discontinued operations, were approximately $94 million at December 29, 2012.

NOTE 9. SHAREHOLDERS' EQUITY

Common Stock and Common Stock Repurchase Program

Our Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which our Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

        In 1996, we established and contributed shares of our common stock to the ESBT to help meet our future obligations under employee benefit and compensation plans, including stock-based compensation plans, 401(k) plans, and other employee benefit plans. The Board of Directors previously authorized the issuance of up to 18 million shares to be used for the issuance of equity awards and the funding of our other obligations arising from various employee benefit plans. During the first two quarters of 2011 and full year 2010, we released approximately 1 million shares totaling $31.4 million and 4.3 million shares totaling $163 million, respectively, from the ESBT to fund a portion of our

Notes to Consolidated Financial Statements

employee benefit and stock-based compensation obligations. These shares were included as "Treasury stock at cost" in the Consolidated Balance Sheets. The ESBT terminated on July 21, 2011 upon the utilization of the remaining balance of shares held therein, and we began using shares of our common stock held in treasury to settle exercises of stock options and vesting of restricted stock units and performance units, as well as to fund contributions to the U.S. defined contribution plan.

        From time to time, our Board of Directors authorizes us to repurchase shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plans or used for other corporate purposes. In 2012, we repurchased approximately 7.9 million shares of our common stock at an aggregate cost of $235.2 million.

        On July 26, 2012, our Board of Directors authorized the repurchase of additional shares of our common stock in the total aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases). As of December 29, 2012, shares of our common stock in the aggregate amount of approximately $338 million remained authorized for repurchase under this Board authorization.

        On January 27, 2011, our Board of Directors authorized the repurchase of 5 million shares of our common stock. As of December 29, 2012, there were no shares remaining under this Board authorization.

        In December 2010, we executed the repurchase of approximately .3 million shares of our common stock for $13.5 million, which settled in January 2011.

NOTE 10. LONG-TERM INCENTIVE COMPENSATION

Equity Awards

Stock-Based Compensation

We maintain various stock option and incentive plans and grant our annual stock-based compensation awards to eligible employees in February and non-employee directors in April of every year. Awards granted to retirement-eligible employees vest in full upon retirement; awards to these employees are accounted for as though the awards are fully vested at the date of grant.

        The stock-based compensation expense related to stock options, performance units ("PUs"), restricted stock units ("RSUs") and restricted stock, is based on the estimated fair value of awards expected to vest, amortized on a straight-line basis over the requisite service period.

        Stock-based compensation expense from continuing operations and the total recognized tax benefit related to this expense for the years 2012, 2011, and 2010 were as follows:

(in millions)	2012	2011	2010

Stock-based compensation expense	$36.3	$37.1	$31.4
Tax benefit	12.6	13.6	11.9

        This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. No stock-based compensation cost was capitalized for the years ended 2012, 2011, and 2010.

        As of December 29, 2012, we had approximately $48 million of unrecognized compensation expense from continuing operations related to unvested stock options, PUs, and RSUs. The unrecognized compensation expense is expected to be recognized over the remaining weighted-average requisite service period of approximately two years for stock options, PUs, and RSUs.

Stock Options

Stock options granted to non-employee directors and employees may be granted at no less than 100% of the fair market value of our common stock on the date of the grant. Options generally vest ratably over a three-year period for non-employee directors and over a four-year period for employees. Prior to fiscal year 2010, options granted to non-employee directors generally vested ratably over a two-year period. Options expire ten years from the date of grant.

        The fair value of our stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options.

        Risk-free interest rate is based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.

        Expected stock price volatility for options represents an average of the implied and historical volatility.

        Expected dividend yield is based on the current annual dividend divided by the 12-month average of our monthly stock price prior to grant.

        Expected option term is determined based on historical experience under our stock option and incentive plan.

        The weighted-average fair value per share of options granted during 2012 was $7.08, compared to $9.45 for 2011 and $8.76 for 2010.

55 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

        The underlying weighted-average assumptions used were as follows:

	2012	2011	2010

Risk-free interest rate	1.82%	2.22%	2.61%
Expected stock price volatility	32.81%	30.70%	31.99%
Expected dividend yield	3.30%	2.76%	2.51%
Expected option term	6.0 years	6.2 years	6.0 years

        The following table sets forth stock option information related to our stock option and incentive plans during 2012:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in millions)

Outstanding at December 31, 2011	11,345.7	$46.27	5.67	$12.0
Granted	1,572.2	30.56
Exercised	(438.9)	23.26
Forfeited or expired	(1,102.1)	56.99

Outstanding at December 29, 2012	11,376.9	$43.93	5.59	$28.0
Options vested and expected to vest at December 29, 2012	10,772.5	44.58	5.44	25.8
Options exercisable at December 29, 2012	7,821.6	$49.14	4.39	$15.0

        The total intrinsic value of stock options exercised was $3.8 million in 2012, $2.9 million in 2011, and $1.9 million in 2010. Cash received by us from the exercise of these stock options was approximately $10.2 million in 2012, $3.9 million in 2011, and $2.5 million in 2010. The tax benefit associated with these exercised options was $1.3 million in 2012, $.9 million in 2011, and $.6 million in 2010. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Performance Units

PUs are granted under our stock option and incentive plan to certain of our eligible employees. PUs are payable in shares of our common stock at the end of a three-year cliff vesting period provided that certain performance metrics are achieved at the end of the period. Over the performance period, the number of shares of our common stock issued is adjusted upward or downward based upon the probability of achievement of performance metrics. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant.

        The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 31, 2011	907.7	$27.20
Granted at target	498.7	34.43
Vested	(11.3)	28.86
Forfeited/cancelled	(393.9)	15.98

Unvested at December 29, 2012	1,001.2	$35.20

        We did not achieve the threshold level for the performance objectives established for the 2009-2011 performance period, and accordingly, the PUs granted in 2009 were cancelled in the first quarter of 2012.

Restricted Stock Units and Restricted Stock

RSUs are granted under our stock option and incentive plan and vest ratably over a period of 3 to 5 years provided that employment continues through the applicable vesting date. If the condition is not met, unvested RSUs are generally forfeited.

        Certain RSUs granted from 2005 through 2008 included dividend equivalents in the form of additional RSUs, which are equivalent to the amount of the dividends paid on a single share of our common stock multiplied by the number of RSUs in the employee's account that are eligible to receive dividend equivalents. Starting in fiscal year 2008, we ceased granting RSUs with dividend equivalents.

        The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 31, 2011	1,119.2	$31.26
Granted	771.3	27.88
Vested	(409.7)	30.43
Forfeited	(128.6)	30.23

Unvested at December 29, 2012	1,352.2	$29.68

        During 2005, we made one grant of 30,000 shares of restricted stock, which vested in two equal installments; the first in 2009 and the second in 2012.

Notes to Consolidated Financial Statements

Cash Awards

Long-Term Incentive Units

In 2012, we began granting long-term incentive units ("LTI units") under our long-term incentive unit plan to certain non-executive employees. These LTI units are cash awards and vest ratably over a four-year period. The settlement value equals the number of vested LTI units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense from continuing operations related to these units was $1.9 million for the year ended December 29, 2012. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to these units was $.5 million for the year ended December 29, 2012.

NOTE 11. COST REDUCTION ACTIONS

2012 Program

In 2012, we recorded $57.7 million in restructuring charges, consisting of severance and related costs for the reduction of approximately 1,060 positions, lease cancellation costs, and asset impairment charges. Approximately 60 employees impacted by this program remained employed with us as of December 29, 2012. We expect to complete this program in 2013.

2011 Actions

In 2011, we recorded approximately $45 million in restructuring charges, including charges for discontinued operations, consisting of severance and related costs for the reduction of approximately 910 positions, asset impairment charges, and lease cancellation costs. No employees impacted by these actions remained employed with us as of December 29, 2012.

Q3 2010 — Q4 2010 Actions

In the second half of 2010, we recorded approximately $10 million in restructuring charges, including charges for discontinued operations, consisting of severance and related costs for the reduction of approximately 725 positions, asset impairment charges, and lease cancellation costs. No employees impacted by these actions remained employed with us as of December 31, 2011.

Q4 2008 — Q2 2010 Program

We recorded approximately $150 million in restructuring charges (of which $105 million represented cash charges), including charges for discontinued operations, over the period related to this restructuring program. The program consisted of severance and related costs for the reduction of approximately 4,350 positions, asset impairment charges, and lease cancellation costs. No employees impacted by this program remained employed with us as of December 31, 2011.

        Severance and related costs and lease cancellation costs are recorded to "Other accrued liabilities" in the Consolidated Balance Sheets. For assets that were not disposed, impairments were based on the estimated market value of the assets.

        During 2012, restructuring charges and payments/settlements, including those for discontinued operations, were as follows:

(In millions)	Accrual at December 31, 2011	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 29, 2012

2012 Program
Severance and related costs	$–	$50.7	$(30.5)	$–	$.5	$20.7
Lease cancellation costs	–	.1	–	–	–	.1
Asset impairment	–	6.9	–	(6.9)	–	–
2011 Actions
Severance and related costs	12.7	(1.1)	(11.7)	–	.2	.1
Lease cancellation costs	1.8	(.2)	(1.6)	–	–	–
Q3 2010 — Q4 2010 Actions
Severance and related costs	.2	–	(.2)	–	–	–

	$14.7	$56.4	$(44.0)	$(6.9)	$.7	$20.9

57 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

        Restructuring charges and payments/settlements during 2011 were as follows:

(In millions)	Accrual at January 1, 2011	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 31, 2011

2011
Severance and related costs	$–	$37.4	$(24.4)	$–	$(.3)	$12.7
Lease cancellation costs	–	2.9	(1.1)	–	–	1.8
Asset impairment	–	7.0	–	(7.0)	–	–
Q3 2010 — Q4 2010
Severance and related costs	7.6	–	(7.3)	–	(.1)	.2
Lease cancellation costs	1.1	(.1)	(1.0)	–	–	–
Q4 2008 — Q2 2010
Severance and related costs	2.4	(2.1)	(1.0)	–	.7	–
Lease cancellation costs	.6	–	(.6)	–	–	–
Prior restructuring actions	.1	.1	(.2)	–	–	–

	$11.8	$45.2	$(35.6)	$(7.0)	$.3	$14.7

        The table below shows the total amount of costs incurred by reportable segment and other businesses in connection with these restructuring actions for the periods shown below. Restructuring costs in continuing operations were included in "Other expense, net" in the Consolidated Statements of Income.

(In millions)	2012	2011	2010

Restructuring costs by reportable segment and other businesses
Pressure-sensitive Materials	$33.8	$19.5	$7.8
Retail Branding and Information Solutions	17.6	19.3	4.3
Other specialty converting businesses	2.0	.9	.5
Corporate	3.0	4.8	.1

Continuing operations	$56.4	$44.5	$12.7

Discontinued operations	–	.7	6.3

	$56.4	$45.2	$19.0

NOTE 12. TAXES BASED ON INCOME

Taxes based on income (loss) were as follows:

(In millions)	2012	2011	2010

Current:
U.S. federal tax	$(12.4)	$.6	$(39.2)
State taxes	(1.9)	(1.0)	(6.9)
International taxes	101.6	79.2	87.7

	87.3	78.8	41.6

Deferred:
U.S. federal tax	8.7	(9.9)	(14.4)
State taxes	(9.3)	(1.4)	7.5
International taxes	(0.3)	11.0	(37.5)

	(0.9)	(.3)	(44.4)

Provision for (benefit from) income taxes	$86.4	$78.5	$(2.8)

        The principal items accounting for the difference in taxes as computed at the U.S. statutory rate, and as recorded, were as follows:

(In millions)	2012	2011	2010

Computed tax at 35% of income before taxes	$89.4	$81.5	$83.6
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	1.6	(2.3)	(1.3)
Foreign earnings taxed at different rates	11.6	2.1	(59.4)
Valuation allowance	(25.8)	8.3	2.5
Deferred compensation assets	(5.5)	(5.1)	(7.9)
U.S. federal tax credits (R&D and low-income housing)	–	(4.6)	(3.8)
Tax contingencies and audit settlements	11.6	1.6	(17.7)
Expiration of carryforward items	4.8	.4	.6
Other items, net	(1.3)	(3.4)	.6

Provision for (benefit from) income taxes	$86.4	$78.5	$(2.8)

Notes to Consolidated Financial Statements

        Consolidated income (loss) before taxes from continuing U.S. and international operations was as follows:

(In millions)	2012	2011	2010

U.S.	$(109.7)	$(64.6)	$(45.7)
International	365.2	297.5	284.7

Income from continuing operations before taxes	$255.5	$232.9	$239.0

        The effective tax rate for continuing operations was approximately 34% for both 2012 and 2011. The 2012 effective tax rate for continuing operations reflected $6.2 million of benefit for the release of a valuation allowance on certain state tax credits and $10.8 million of expense (included in "Foreign earnings taxed at different rates") related to the accrual of U.S. taxes on certain foreign earnings expected to be repatriated during 2013. Additionally, the effective tax rate for 2012 was negatively impacted by approximately $5 million from the statutory expiration of federal research and development tax credits on December 31, 2011. A majority of the valuation allowance releases of $25.8 million were offset by increases to tax expense associated with items included primarily in "State taxes, net of federal tax benefit," "Foreign earnings taxed at different rates," and "Expiration of carryforward items" for which valuation allowances had previously been recorded. The 2011 effective tax rate for continuing operations reflected $8.3 million of expense for increases in valuation allowances and $2.8 million of expense from the settlement of foreign tax audits.

        The 2010 effective tax rate reflected $45.5 million of benefit from net operating losses resulting from the local statutory write-down of certain investments in Europe due to a decline in their value. The decline in value established a net operating loss tax asset subject to recapture. As a result of a legal entity restructuring, the liability for the recapture was eliminated, causing us to recognize a discrete tax benefit in the fourth quarter. We do not expect events of this nature to occur frequently since the recognition of the tax effects of declines in values of subsidiaries requires specific tax planning and restructuring actions, and we have no plans to pursue such specific actions.

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

        On January 2, 2013, the American Taxpayer Relief Act of 2012 ("ATRA") was enacted, retrospectively extending the federal research and development credit for amounts paid or incurred after December 31, 2011 and before January 1, 2014. The ATRA also retroactively extended the controlled foreign corporation ("CFC") look-through rule which had expired on December 31, 2011. For periods in which the look-though rule is effective, certain dividends, interest, rents, and royalties received or accrued by a CFC of a U.S. multinational enterprise from a related CFC are excluded from U.S. federal income tax. The retroactive effect of the extension of the CFC look-through rule is not expected to have a material impact on our effective tax rate or operating results due to our repatriation assertions. We plan to repatriate the foreign earnings that were not subject to the look-through rule in 2012 and taxes on these foreign earnings will remain accrued for future cash repatriation.

        The retroactive effects of the ATRA are expected to be recognized in the first quarter of 2013 (when the law was enacted). The renewal of both the federal research and development tax credit and the CFC look-through rule beyond 2013 is uncertain.

        Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $1.4 billion and $1.3 billion at December 29, 2012 and December 31, 2011, respectively, because the earnings are considered to be indefinitely reinvested. It is not practicable to estimate the amount of tax that would be payable upon distribution of these earnings. Deferred taxes have been accrued for earnings that are not considered indefinitely reinvested. The repatriation accrual for the year ended December 29, 2012 and December 31, 2011 was $20.3 million and $18.1 million, respectively.

        Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2012	2011

Accrued expenses not currently deductible	$80.3	$62.2
Net operating losses	357.2	352.3
Tax credit carryforwards	118.0	129.8
Capital loss carryforward	6.0	11.7
Postretirement and postemployment benefits	107.9	102.7
Pension costs	146.1	127.5
Inventory reserves	12.1	11.9
Other assets	2.7	3.7
Valuation allowance	(97.2)	(122.8)

Total deferred tax assets (1)	733.1	679.0

Depreciation and amortization	(166.7)	(168.7)
Repatriation accrual	(20.3)	(18.1)
Foreign operating loss recapture	(136.5)	(119.0)
Other liabilities	(8.6)	(9.8)

Total deferred tax liabilities (1)	(332.1)	(315.6)

Total net deferred tax assets	$401.0	$363.4

(1)
Reflected gross amount before jurisdictional netting of deferred tax assets and liabilities.

        A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. When establishing a valuation allowance, we consider future sources of taxable income such as "future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards" and "tax planning strategies."

        Net operating loss carryforwards of foreign subsidiaries at December 29, 2012 and December 31, 2011 were $1.14 billion and $1.13 billion, respectively. If unused, foreign net operating losses of $33.5 million will expire between 2013 and 2016, and $107.9 million will expire after 2016. Net operating losses of $1.0 billion can be carried forward indefinitely. Based on current projections, certain indefinite-lived foreign net operating losses may take approximately 50 years to be fully utilized. Tax credit carryforwards of both domestic and foreign subsidiaries at December 29, 2012 and December 31, 2011 totaled $118.0 million and $129.8 million, respectively. If unused, tax credit carryforwards of $4.5 million will expire between 2013 and 2015, $85.1 million will expire between 2016 and 2020, and $19.2 million will

59 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

expire after 2020. Tax credit carryforwards of $9.2 million can be carried forward indefinitely. We have established a valuation allowance for the net operating loss and credit carryforwards not expected to be utilized. The valuation allowance at December 29, 2012 and December 31, 2011 was $97.2 million and $122.8 million, respectively.

        With the expiration of our tax holidays in China during 2012 and the expected expiration of our remaining tax holidays in Bangladesh, Thailand, and Vietnam between 2013 and 2016, tax holidays did not have a material effect on our 2012 results. The expected expiration of remaining tax holidays is not expected to have a material effect on our effective tax rate, operating results, or financial condition going forward.

Unrecognized Tax Benefits

On December 29, 2012, our unrecognized tax benefits totaled $121.6 million, including $82.8 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate. As of December 31, 2011, our unrecognized tax benefits totaled $120.3 million, including $78.5 million of unrecognized tax benefits which, if recognized, would reduce the annual effective income tax rate.

        Where applicable, we recognize potential accrued interest and penalties related to unrecognized tax benefits from our global operations in income tax expense. We recognized an expense of $5.5 million and $2.7 million in the Consolidated Statements of Income in 2012 and 2011, respectively. We have accrued for $29.1 million and $23.6 million of interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 29, 2012 and December 31, 2011, respectively.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is set forth below:

(In millions)	2012	2011

Balance at beginning of year	$120.3	$127.2
Additions based on tax positions related to the current year	15.7	19.7
Additions for tax position of prior years	.6	2.6
Reductions for tax positions of prior years:
Changes in judgment	(5.6)	(2.3)
Settlements	(2.3)	(5.5)
Lapses of applicable statute	(4.4)	(19.2)
Changes due to translation of foreign currencies	(2.7)	(2.2)

Balance at end of year	$121.6	$120.3

        The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant risks, facts, and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the date the 2012 financial statements are being issued, we and our U.S. subsidiaries have completed the Internal Revenue Service's Compliance Assurance Process Program through 2011. We are subject to routine tax examinations in other jurisdictions. With some exceptions, we are no longer subject to examinations by tax authorities for years prior to 2006.

        It is reasonably possible that, during the next 12 months, we may realize a decrease in our gross uncertain tax positions by approximately $11 million, primarily as the result of cash payments and closing tax years. We anticipate that it is reasonably possible that cash payments of approximately $1 million relating to gross uncertain tax positions could be paid within the next 12 months.

        In addition, we made a cash payment of approximately $7 million as a result of the settlement of certain foreign tax audits that had been agreed with tax authorities but not finally assessed as of December 29, 2012.

NOTE 13. SEGMENT INFORMATION

The accounting policies of the segments are described in Note 1, "Summary of Significant Accounting Policies." Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. We evaluate performance based on income from operations before interest expense and taxes. General corporate expenses are also excluded from the computation of income from operations for the segments.

        We do not disclose total assets by reportable segment since we do not produce and review such information internally. We do not disclose revenues from external customers for each product because it is impracticable to do so. As our reporting structure is not organized by country, results by individual country are not provided because it is impracticable to do so.

        Financial information by reportable segment and other businesses from continuing operations is set forth below.

(In millions)	2012	2011	2010

Net sales to unaffiliated customers
Pressure-sensitive Materials	$4,255.5	$4,260.7	$4,000.8
Retail Branding and Information Solutions	1,534.1	1,510.0	1,534.2
Other specialty converting businesses	246.0	255.6	247.0

Net sales to unaffiliated customers	$6,035.6	$6,026.3	$5,782.0

Intersegment sales
Pressure-sensitive Materials	$74.1	$73.1	$67.2
Retail Branding and Information Solutions	4.7	3.4	2.5
Other specialty converting businesses	6.5	5.9	5.6

Intersegment sales	$85.3	$82.4	$75.3

Income (loss) from continuing operations before taxes
Pressure-sensitive Materials	$362.9	$352.2	$356.6
Retail Branding and Information Solutions	54.5	42.7	60.2
Other specialty converting businesses	(2.9)	3.4	(.6)
Corporate expense	(86.2)	(94.4)	(100.9)
Interest expense	(72.8)	(71.0)	(76.3)

Income from continuing operations before taxes	$255.5	$232.9	$239.0

Notes to Consolidated Financial Statements

(In millions)	2012	2011	2010

Capital expenditures
Pressure-sensitive Materials	$63.8	$70.0	$54.4
Retail Branding and Information Solutions	24.4	23.8	42.8
Other specialty converting businesses	7.4	5.9	3.9
Corporate	1.3	1.6	1.8

Capital expenditures	$96.9	$101.3	$102.9

Depreciation expense
Pressure-sensitive Materials	$82.1	$85.7	$88.5
Retail Branding and Information Solutions	56.7	57.9	56.5
Other specialty converting businesses	8.5	10.4	12.7
Corporate	3.2	3.8	4.0

Depreciation expense	$150.5	$157.8	$161.7

Other expense, net by reportable segment and other businesses
Pressure-sensitive Materials	$33.2	$19.9	$9.0
Retail Branding and Information Solutions	24.6	17.7	6.2
Other specialty converting businesses	5.9	(4.7)	.8
Corporate	5.7	13.7	3.6

Other expense, net	$69.4	$46.6	$19.6

Other expense, net by type
Restructuring costs:
Severance and related costs	$49.6	$35.5	$10.0
Asset impairment and lease cancellation charges	6.8	9.0	2.7
Other items:
Indefinite-lived intangible asset impairment charge	7.0	–	–
Gain on sale of product line	(.6)	(5.6)	–
Gain on sale of investment	–	–	(.5)
Loss from debt extinguishments	–	.7	4.0
Loss from curtailment of domestic pension obligations	–	–	2.5
Legal settlements	–	(1.2)	.9
Costs associated with exiting product lines	3.9	–	–
OCP divestiture-related costs (1)	2.7	8.2	–

Other expense, net	$69.4	$46.6	$19.6

(1)
Represents the portion in continuing operations.

        Revenues in our continuing operations by geographic area are set forth below. Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in our business.

(In millions)	2012	2011	2010

Net sales to unaffiliated customers
U.S.	$1,682.8	$1,636.1	$1,602.5
Europe	1,861.9	2,007.8	1,896.7
Asia	1,634.4	1,533.5	1,474.9
Latin America	501.2	489.8	468.4
Other international	355.3	359.1	339.5

Net sales to unaffiliated customers	$6,035.6	$6,026.3	$5,782.0

        Property, plant and equipment, net, in our U.S. and international operations are set forth below.

(In millions)	2012	2011	2010

Property, plant and equipment, net
U.S.	$340.2	$370.5	$488.4
International	675.3	708.9	774.5

Property, plant and equipment, net	$1,015.5	$1,079.4	$1,262.9

61 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2012
Net sales	$1,483.3	$1,532.3	$1,487.8	$1,532.2
Gross profit	387.6	399.8	392.0	397.7
Income from continuing operations	46.3	51.3	38.1	33.4
Income (loss) from discontinued operations, net of tax	(2.4)	12.9	20.2	15.6
Net income	43.9	64.2	58.3	49.0
Net income (loss) per common share:
Continuing operations	.44	.50	.38	.33
Discontinued operations	(.02)	.12	.20	.16
Net income per common share	.42	.62	.58	.49
Net income (loss) per common share, assuming dilution:
Continuing operations	.44	.49	.37	.33
Discontinued operations	(.03)	.13	.20	.15
Net income per common share, assuming dilution	.41	.62	.57	.48

2011
Net sales	$1,526.5	$1,544.8	$1,500.4	$1,454.6
Gross profit	399.5	396.4	366.9	358.6
Income from continuing operations	36.9	53.1	35.4	29.0
Income (loss) from discontinued operations, net of tax	7.9	20.2	14.4	(6.8)
Net income	44.8	73.3	49.8	22.2
Net income (loss) per common share:
Continuing operations	.35	.50	.33	.27
Discontinued operations	.08	.19	.14	(.06)
Net income per common share	.43	.69	.47	.21
Net income (loss) per common share, assuming dilution:
Continuing operations	.35	.50	.33	.27
Discontinued operations	.07	.19	.14	(.06)
Net income per common share, assuming dilution	.42	.69	.47	.21

Notes to Consolidated Financial Statements

"Other expense, net" is presented by type for each quarter below:

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2012
Restructuring costs:
Severance and related costs	$5.8	$9.8	$17.6	$16.4
Asset impairment and lease cancellation charges	1.5	.7	1.5	3.1
Other items:
Indefinite-lived intangible asset impairment charge	–	–	–	7.0
Gain on sale of product line	–	(.6)	–	–
Costs associated with exiting product lines	–	–	2.1	1.8
OCP divestiture-related costs (1)	.4	1.6	.7	–

Other expense, net	$7.7	$11.5	$21.9	$28.3

2011
Restructuring costs:
Severance and related costs	$2.7	$7.2	$14.6	$11.0
Asset impairment and lease cancellation charges	3.3	.1	.3	5.3
Other items:
Gain on sale of product line	–	–	–	(5.6)
Loss from debt extinguishments	–	–	–	.7
Legal settlements	(1.7)	–	.5	–
OCP divestiture-related costs (1)	–	1.0	2.7	4.5

Other expense, net	$4.3	$8.3	$18.1	$15.9

(1)
Represents the portion in continuing operations.

NOTE 15. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 29, 2012:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Available for sale securities	$18.6	$9.3	$9.3	$–
Derivative assets	10.0	–	10.0	–
Liabilities
Derivative liabilities	$3.8	$1.0	$2.8	$–

The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 31, 2011:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Available for sale securities	$12.4	$4.2	$8.2	$–
Derivative assets	6.5	–	6.5	–
Liabilities
Derivative liabilities	$18.6	$2.9	$15.7	$–

63 Avery Dennison Corporation 2012 Annual Report

Notes to Consolidated Financial Statements

        Available for sale securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using net asset value. As of December 29, 2012, available for sale securities of $.9 million and $17.7 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of December 31, 2011, available for sale securities of $1.4 million and $11 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. Derivatives measured based on inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy.

Non-recurring Fair Value Measurements

Long-lived assets with carrying amounts totaling $4.4 million were written down to their fair value of $1.3 million, resulting in an impairment charge of $3.1 million during 2011, which was included in "Other expense, net" in the Consolidated Statements of Income. Of the $1.3 million, $1.1 million was primarily based on Level 2 inputs and $.2 million was primarily based on Level 3 inputs. These assets were in both reportable segments and other specialty converting businesses.

        Long-lived assets with carrying amounts totaling $3.4 million were written down to their fair value of $2.4 million, resulting in an impairment charge of $1.0 million during 2010, which was included in "Other expense, net" in the Consolidated Statements of Income. The $2.4 million fair value write-down was based on Level 2 inputs. These assets were in both reportable segments and other specialty converting businesses.

Notes to Consolidated Financial Statements

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and accompanying information were prepared by and are the responsibility of management. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts that are based on management's best estimates and judgments.

Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through the Audit Committee, which is comprised solely of independent directors. The Committee meets periodically with financial management, internal auditors and the independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and our internal audit department have free access to meet with the Audit Committee without management's presence.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15(d)-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management has concluded that internal control over financial reporting was effective as of December 29, 2012. Management's assessment of the effectiveness of internal control over financial reporting as of December 29, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Dean A. Scarborough	/s/ Mitchell R. Butier
Dean A. Scarborough	Mitchell R. Butier
Chairman, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

65 Avery Dennison Corporation 2012 Annual Report

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AVERY DENNISON CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California February 27, 2013

Corporate
Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Los Angeles, California

Transfer Agent — Registrar

Computershare Trust Co., N.A.
P. O. Box 43078
Providence, Rhode Island 02940-3078
(877) 498-8861
(800) 952-9245 (TDD/TTY)
www.computershare.com/investor

Annual Meeting

The Annual Meeting of Stockholders will be held at 1:30 p.m. on April 25, 2013 in the Miller Corporate Center, 150 North Orange Grove Boulevard, Pasadena, California 91103.

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

Direct Deposit of Dividends

Avery Dennison shareholders may receive their quarterly dividend payments by direct deposit into their checking or savings accounts. For more information, call Computershare Trust Co. at (877) 498-8861.

Other Information

We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for fiscal year 2012 filed with the Securities and Exchange Commission ("SEC"), certificates of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and we submitted to the New York Stock Exchange ("NYSE") our annual written affirmation on April 26, 2012, along with the Chief Executive Officer's certificate that he is not aware of any violation by the Company of NYSE's corporate governance listing standards.

        A copy of our Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to the Secretary of the Company. Copies may also be downloaded from the "Investors" section of our website at www.averydennison.com.

Corporate Headquarters

Avery Dennison Corporation
Miller Corporate Center
150 North Orange Grove Boulevard
Pasadena, California 91103
Phone: (626) 304-2000
Fax: (626) 792-7312

Mailing Address:

P.O. Box 7090
Pasadena, California 91109-7090

Stock and Dividend Data

Common shares of Avery Dennison are listed on the NYSE.
Ticker symbol: AVY

	2012		2011
	High	Low	High	Low

Market Price (1)
First Quarter	$31.03	$27.15	$42.40	$38.78
Second Quarter	32.42	26.38	43.11	36.33
Third Quarter	32.04	27.22	39.59	25.06
Fourth Quarter	34.97	29.55	28.77	23.97

(1) Prices shown represent the highest and lowest closing prices during the period.

	2012	2011

Dividends per Common Share
First Quarter	$.27	$.25
Second Quarter	.27	.25
Third Quarter	.27	.25
Fourth Quarter	.27	.25

Total	$1.08	$1.00

Number of shareholders of record as of year-end	6,745	7,181

67 Avery Dennison Corporation 2012 Annual Report

QuickLinks

  EXHIBIT 13
  NON-GAAP FINANCIAL MEASURES
  OVERVIEW AND OUTLOOK
  ANALYSIS OF RESULTS OF OPERATIONS
  FINANCIAL CONDITION
  CRITICAL ACCOUNTING POLICIES AND ESTIMATES
  RECENT ACCOUNTING REQUIREMENTS
  MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT