Form 10-K, Exhibit 13
period 2013-12-28
Avery Dennison Corp
filed 2014-02-26
CIK 8818

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Businesses at a Glance

	SEGMENT	SEGMENT	OTHER
	Pressure-sensitive Materials	Retail Branding and Information Solutions	Other specialty converting businesses

BUSINESSES	• Materials Group	• Retail Branding and Information Solutions	• Vancive Medical Technologies

2013 SALES IN MILLIONS	$4,455	$1,611	$74

PERCENT OF SALES*	73%	26%	1%

GLOBAL BRAND	Avery Dennison®	Avery Dennison® Monarch®	Vancive Medical Technologies™

VALUE	The technologies and materials of the Pressure-sensitive Materials businesses enhance brands' shelf, store and street appeal; inform shoppers of ingredients; protect brand security; improve operational efficiency; and provide visual information that enhances safety	RBIS provides intelligent, creative, and sustainable solutions that elevate brands and accelerate performance through the global retail supply chain	Vancive Medical Technologies delivers advanced medical tapes, films and technologies with its partners to help improve the patient experience, accelerate operational efficiencies, and manage the costs of providing quality patient care and improving outcomes

PRODUCTS/SOLUTIONS	Pressure-sensitive labeling materials; packaging materials and solutions; roll-fed sleeve; performance polymer adhesives and engineered films; graphic imaging media; reflective materials; pressure-sensitive tapes for automotive, building and construction; electronics and industrial applications; diaper tapes and closures	Creative services; brand embellishments; graphic tickets; tags and labels; sustainable packaging; inventory visibility and loss prevention solutions; data management services; price tickets; printers and scanners; RFID (radio- frequency identification) inlays; fasteners; brand protection and security solutions	Skin-contact adhesives; surgical, wound care, ostomy and securement products; medical barrier films; wearable sensor technology

MARKET SEGMENTS	Food; beverage; wine and spirits; home and personal care products; pharmaceuticals; durables; fleet vehicle/automotive; architectural/retail; promotional/advertising; traffic; safety; transportation original equipment manufacturing; personal care; electronics; building and construction	Apparel manufacturing and retail supply chain; food service and supply chain; hard goods and supply chain; pharmaceutical supply chain; logistics	Medical and healthcare

CUSTOMERS	Label converters; package designers; packaging engineers and manufacturers; industrial manufacturers; printers; distributors; designers; advertising agencies; government agencies; sign manufacturers; graphic vendors; tape converters; original equipment manufacturers; construction firms; personal care product manufacturers	Apparel brands; manufacturers and retailers; food service, grocery and pharmaceutical supply chains; consumer goods brands; manufacturers and retailers; automotive manufacturers; transportation companies	Medical products and device manufacturers

WEBSITES	www.label.averydennison.com www.graphics.averydennison.com www.tapes.averydennison.com	www.rbis.averydennison.com www.rfid.averydennison.com	www.vancive.averydennison.com

LEADER	Donald A. Nolan, President, Materials Group	R. Shawn Neville, President, Retail Branding and Information Solutions	Howard Kelly, Vice President and General Manager, Vancive Medical Technologies

* Percentage of sales calculations exclude sales from discontinued operations.

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

        Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and include, but are not limited to, risks and uncertainties relating to the following: fluctuations in demand affecting sales to customers; the financial condition and inventory strategies of customers; changes in customer order patterns; worldwide and local economic conditions; fluctuations in cost and availability of raw materials; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; impact of competitive products and pricing; loss of significant contracts or customers; collection of receivables from customers; selling prices; business mix shift; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; fluctuations in currency exchange rates and other risks associated with foreign operations; integration of acquisitions and completion of potential dispositions; amounts of future dividends and share repurchases; customer and supplier concentrations; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems; successful installation of new or upgraded information technology systems; data security breaches; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest and tax rates; fluctuations in pension, insurance and employee benefit costs; impact of legal and regulatory proceedings, including with respect to environmental, health and safety; changes in governmental laws and regulations; changes in political conditions; impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

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

        Our forward-looking statements are made only as of the date hereof. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

11 Avery Dennison Corporation 2013 Annual Report

Five-year Summary

	2013		2012		2011		2010		2009 (1)

(Dollars in millions, except % and per share amounts)
	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	$6,140.0	100.0	$5,863.5	100.0	$5,844.9	100.0	$5,604.8	100.0	$5,020.4	100.0
Gross profit	1,637.7	26.7	1,528.2	26.1	1,475.3	25.2	1,466.4	26.2	1,223.6	24.4
Marketing, general and administrative expense	1,179.0	19.2	1,148.9	19.6	1,139.4	19.5	1,145.9	20.4	1,054.8	21.0
Goodwill and indefinite-lived intangible asset impairment charges	–	–	–	–	–	–	–	–	832.0	16.6
Interest expense	59.0	1.0	72.9	1.2	71.1	1.2	76.6	1.4	85.3	1.7
Other expense, net (2)	36.6	.6	68.8	1.2	51.6	.9	18.7	.3	161.9	3.2
Income (loss) from continuing operations before taxes	363.1	5.9	237.6	4.1	213.2	3.6	225.2	4.0	(910.4)	(18.1)
Provision for (benefit from) income taxes	118.8	1.9	80.0	1.4	71.5	1.2	(8.4)	(.1)	(86.0)	(1.7)
Income (loss) from continuing operations	244.3	4.0	157.6	2.7	141.7	2.4	233.6	4.2	(824.4)	(16.4)
(Loss) income from discontinued operations, net of tax	(28.5)	N/A	57.8	N/A	48.4	N/A	83.3	N/A	77.7	N/A
Net income (loss)	215.8	3.5	215.4	3.7	190.1	3.3	316.9	5.7	(746.7)	(14.9)

	2013		2012		2011		2010		2009

Per Share Information
Income (loss) per common share from continuing operations	$2.48		$1.54		$1.34		$2.21		$(7.96)
Income (loss) per common share from continuing operations, assuming dilution	2.44		1.52		1.33		2.19		(7.96)
(Loss) income per common share from discontinued operations	(.29)		.56		.46		.79		.75
(Loss) income per common share from discontinued operations, assuming dilution	(.28)		.56		.45		.78		.75
Net income (loss) per common share	2.19		2.10		1.80		3.00		(7.21)
Net income (loss) per common share, assuming dilution	2.16		2.08		1.78		2.97		(7.21)
Dividends per common share	1.14		1.08		1.00		0.80		1.22
Weighted-average common shares outstanding (in millions)	98.4		102.6		105.8		105.8		103.6
Weighted-average common shares outstanding, assuming dilution (in millions)	100.1		103.5		106.8		106.8		103.6
Book value per share at fiscal year-end	$15.51		$15.82		$15.60		$15.61		$12.94
Market price per share at fiscal year-end	50.48		34.40		28.68		42.34		36.49
Market price per share range	34.92 to 50.65		26.38 to 34.97		23.97 to 43.11		30.79 to 42.49		17.26 to 40.02

At End of Year
Working capital (deficit) (3)	$536.4		$25.5		$271.3		$120.1		$(134.5)
Property, plant and equipment, net (3)	922.5		1,015.5		1,079.4		1,262.9		1,354.7
Total assets	4,610.6		5,105.3		4,972.7		5,099.4		5,002.8
Long-term debt and capital leases (3)	950.6		702.2		954.2		956.2		1,088.7
Total debt (3)	1,027.5		1,222.4		1,181.3		1,337.2		1,624.3
Shareholders' equity	1,492.2		1,580.9		1,658.5		1,645.7		1,362.6
Number of employees	26,000		29,800		30,400		32,100		31,300

Other Information
Depreciation and amortization expense (4)	$204.3		$211.0		$220.0		$220.5		$234.7
Research and development expense (4)	96.0		98.6		93.8		84.5		77.2
Effective tax rate (4)	32.7%		33.7%		33.5%		(3.7)%		9.4%
Return on average shareholders' equity	13.9		13.4		11.1		21.6		(55.7)
Return on average total capital	9.3		9.1		7.6		12.8		(20.6)

(1)
Results for 2009 reflected a 53-week period.
(2)
Included pretax charges for severance and related costs, asset impairment, lease and other contract cancellation charges, and other items.
(3)
Amounts for 2012 and 2011 are related to continuing operations only.
(4)
Amounts and rates related to continuing operations only.

Stockholder Return Performance

        The following graph compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500® Stock Index, the average return (weighted by market capitalization) of the S&P 500® Materials and Industrials subsets (the "Market Basket"), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2013.

Comparison of Five-Year Cumulative Total Return
as of December 31, 2013

Total Return Analysis (1)

	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013

Avery Denison Corporation	$100.0	$116.71	$138.54	$96.77	$122.03	$179.93
S&P 500 Index	$100.0	$126.47	$145.55	$148.59	$172.34	$228.13
Market Basket (Weighted Average) (2)	$100.0	$136.06	$182.52	$172.36	$201.23	$279.80
Market Basket (Median)	$100.0	$129.13	$161.69	$152.62	$182.51	$255.11

(1)
Assumes $100 invested on December 31, 2008 and the reinvestment of dividends.
(2)
Average weighted by market capitalization.

        Historical stock price performance is not necessarily indicative of future stock price performance.

13 Avery Dennison Corporation 2013 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

        "Management's Discussion and Analysis of Financial Condition and Results of Operations," or MD&A, provides management's views on our financial condition and results of operations, and should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto. It includes the following sections:

Non-GAAP Financial Measures	14
Overview and Outlook	14
Analysis of Results of Operations	16
Results of Operations by Reportable Segment	17
Financial Condition	18
Critical Accounting Policies and Estimates	23
Recent Accounting Requirements	27
Market-Sensitive Instruments and Risk Management	27

NON-GAAP FINANCIAL MEASURES

        Our Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Our discussion of financial results includes several non-GAAP financial measures we use to provide additional information concerning our operating performance and liquidity measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. Based upon feedback from our investors and financial analysts, we believe that supplemental non-GAAP financial measures provide information that is useful to the assessment of our performance and operating trends, as well as liquidity. These measures may not be comparable to similarly named non-GAAP measures used by other companies.

        Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. By excluding certain accounting effects, both positive and negative, of certain items, we believe that we are providing meaningful supplemental information to facilitate an understanding of our core operating results and liquidity measures. These non-GAAP financial measures are used internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for a single period. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency, and timing.

        We use the following non-GAAP financial measures in this MD&A:

  •
  Organic sales change refers to the increase or decrease in sales excluding the estimated impact of currency translation, product line exits, acquisitions and divestitures, and, where applicable, the extra week in the fiscal year. The estimated impact of currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of currency fluctuations. We believe organic sales change assists investors in evaluating the underlying sales growth from the ongoing activities of our businesses and provides improved comparability of results period to period.
  •
  Free cash flow refers to cash flow from operations, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sale of property, plant and equipment, plus (minus) net proceeds from sales (purchases) of investments, plus discretionary contributions to pension plans and charitable contribution to Avery Dennison Foundation utilizing proceeds from divestitures. Free cash flow excludes uses of cash that do not directly or immediately support the underlying business, such as discretionary debt reductions, dividends, share repurchases, and certain effects of acquisitions and divestitures (e.g., cash flow from discontinued operations, taxes, and transaction costs).
  •
  Operational working capital refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as current assets and current liabilities of held-for-sale businesses. We use this non-GAAP financial measure to assess our working capital (deficit) requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount, frequency, and timing, and that may increase the volatility of the working capital as a percent of sales from period to period. Additionally, the excluded items are not significantly influenced by our day-to-day activities managed at the operating level and may not reflect the underlying trends in our operations.
  •
  Net debt to EBITDA ratio refers to total debt less cash and cash equivalents, divided by EBITDA, which refers to earnings from continuing operations before interest, taxes, depreciation and amortization. We believe the net debt to EBITDA ratio is meaningful because investors view it as an indicator of our leverage position.

OVERVIEW AND OUTLOOK

Fiscal Year

        Normally, each fiscal year consists of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2013, 2012, and 2011 fiscal years consisted of 52-week periods ending December 28, 2013, December 29, 2012, and December 31, 2011, respectively.

Divestitures

        On January 29, 2013, we entered into an agreement to sell our Office and Consumer Products ("OCP") and Designed and Engineered Solutions ("DES") businesses to CCL Industries Inc. ("CCL"). On July 1, 2013, we completed the sale for a total purchase price of $500 million ($481.2 million, net of cash provided) and entered into an amendment to the purchase agreement, which, among other things, increased the target net working capital amount and amended provisions related to employee matters and indemnification.

        The sale resulted in a loss, net of tax, of $16 million in 2013.

        We continue to be subject to indemnification provisions, including for breaches of certain representations, warranties, and covenants under the terms of the purchase agreement. In addition, the tax liability associated with the sale is subject to completion of tax return filings in the jurisdictions in which the OCP and DES businesses operated. Prior

Management's Discussion and Analysis of Financial Condition and Results of Operations

to this divestiture, the OCP business was reported as a reportable segment and the DES business was included in our other specialty converting businesses.

Sales

        Our sales from continuing operations increased 5% on both a reported and organic basis in 2013 compared to 2012 due to higher volume.

        In 2012, sales remained approximately the same as prior year as the increase in sales on an organic basis was offset by the unfavorable impact of foreign currency translation. On an organic basis, sales in 2012 increased 4% due to higher volume.

	2013	2012	2011

Estimated change in sales due to
Organic sales change	5%	4%	2%
Foreign currency translation	–	(3)	3

Reported sales change (1)	5%	–%	4%

(1)
Totals may not sum due to rounding.

Income from Continuing Operations

        Income from continuing operations increased from approximately $158 million in 2012 to approximately $244 million in 2013. Major factors affecting the change in income from continuing operations in 2013 compared to 2012 included:

        Positive factors:

  •
  Benefits from productivity initiatives, including savings from restructuring actions
  •
  Higher volume
  •
  Gain on sale of assets
  •
  Lower restructuring costs
  •
  Lower interest expense

        Offsetting factors:

  •
  Higher employee-related costs
  •
  Higher provision for income taxes
  •
  Charitable contribution to Avery Dennison Foundation

        The net impact of pricing and changes in raw material input costs was modest as commodity costs were relatively stable during the period.

Cost Reduction Actions

2012 Program

        In 2013, we recorded $40.3 million in restructuring charges, net of reversals, related to the restructuring program we initiated in 2012 (the "2012 Program"), which consisted of severance and related costs for the reduction of approximately 1,400 positions, lease and other contract cancellation costs, and asset impairment charges.

        In 2012, we recorded $56.4 million in restructuring charges, net of reversals, related to our 2012 Program, which consisted of severance and related costs for the reduction of approximately 1,060 positions, lease cancellation costs, and asset impairment charges.

        We have achieved in excess of $100 million in annualized savings from this program,. Approximately $75 million and approximately $20 million in savings related to our 2012 Program were realized in 2013 and 2012, respectively. Incremental savings of more than $20 million related to our 2012 Program are expected to be realized in 2014.

2011 Actions

        In 2011, we recorded approximately $44 million in restructuring charges, net of reversals, including charges for discontinued operations, consisting of severance and related costs for the reduction of approximately 910 positions, asset impairment charges, and lease cancellation costs. We realized approximately $55 million in annualized savings from these restructuring actions, with approximately one-fourth of the amount realized in 2011 and the remainder in 2012.

        Refer to Note 11, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Free Cash Flow

(In millions)	2013	2012	2011

Net cash provided by operating activities	$320.1	$513.4	$422.7
Purchases of property, plant and equipment	(129.2)	(99.2)	(109.6)
Purchases of software and other deferred charges	(52.2)	(59.1)	(26.0)
Proceeds from sale of property, plant and equipment	38.7	4.2	4.6
Sales (purchases) of investments, net	.1	(6.7)	.3
Plus: charitable contribution to Avery Dennison Foundation utilizing proceeds from divestitures	10.0	–	–
Plus: discretionary pension plan contributions utilizing proceeds from divestitures	50.1	–	–
Plus (minus): divestiture-related payments and free cash outflow (inflow) from discontinued operations, net	92.7	(49.7)	(62.3)

Free cash flow	$330.3	$302.9	$229.7

        Free cash flow in 2013 increased compared to 2012 primarily due to higher operating income and lower pension contributions (excluding discretionary pension plan contributions utilizing proceeds from divestitures), partially offset by buildup in inventory levels to support higher sales, higher payments for taxes, as well as higher incentive compensation paid in 2013 for the 2012 performance year.

        Free cash flow in 2012 increased compared to 2011 due to increased focus on working capital management, higher net income and lower incentive compensation paid in 2012 for the 2011 performance year, partially offset by the timing of accounts receivable from sales in late fourth quarter 2012.

        See "Analysis of Results of Operations" and "Liquidity" for more information.

Outlook

        Certain factors that we believe may contribute to results for 2014 compared to results for 2013 are described below.

        We expect organic sales growth of 3% to 5% in 2014.

        The extra week in our 2014 fiscal year is anticipated to increase sales and to have a modest positive impact on earnings.

        We expect earnings to increase in 2014.

        We estimate cash restructuring costs of approximately $45 million in 2014.

15 Avery Dennison Corporation 2013 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

        We expect our annual effective tax rate in 2014 to be comparable to 2013; however, our annual effective tax rate may be impacted by future events including changes in tax laws, geographic income mix, repatriation of cash, tax audits, closure of tax years, legal entity restructuring, and changes in valuation allowances on deferred tax assets. Our effective tax rate can potentially have wide variances from quarter to quarter, resulting from interim reporting requirements and the recognition of discrete events.

        We anticipate our capital and software expenditures in 2014 to be approximately $185 million.

ANALYSIS OF RESULTS OF OPERATIONS

Income from Continuing Operations Before Taxes

(In millions)	2013	2012	2011

Net sales	$6,140.0	$5,863.5	$5,844.9
Cost of products sold	4,502.3	4,335.3	4,369.6

Gross profit	1,637.7	1,528.2	1,475.3
Marketing, general and administrative expense	1,179.0	1,148.9	1,139.4
Interest expense	59.0	72.9	71.1
Other expense, net	36.6	68.8	51.6

Income from continuing operations before taxes	$363.1	$237.6	$213.2

	%	%	%

As a Percent of Sales
Gross profit	26.7	26.1	25.2
Marketing, general and administrative expense	19.2	19.6	19.5
Income from continuing operations before taxes	5.9	4.1	3.6

Sales

        In 2013, sales grew approximately 5% on both a reported and organic basis compared to the prior year due to higher volume.

        In 2012, sales remained approximately the same as the prior year, as the unfavorable impact of foreign currency translation largely offset sales growth on an organic basis. On an organic basis, sales grew 4% in 2012 due to higher volume.

Gross Profit Margin

        Gross profit margin in 2013 improved compared to 2012 primarily reflecting benefits from productivity initiatives, including restructuring savings, and higher volume, partially offset by changes in product mix and higher employee-related costs. The net impact of pricing and changes in raw material input costs was modest as commodity costs were relatively stable during the period.

        Gross profit margin in 2012 improved compared to 2011 primarily reflecting benefits from productivity initiatives, including restructuring savings, and higher volume, partially offset by higher employee-related costs and changes in product mix. The net impact of pricing and changes in raw material input costs was modest as commodity costs were relatively stable during the period.

Marketing, General and Administrative Expense

        Marketing, general and administrative expense increased in 2013 compared to 2012 due to higher employee-related costs and investments in growth, partially offset by benefits from restructuring.

        Marketing, general and administrative expense increased in 2012 compared to 2011 due to higher employee-related costs and investments in growth, partially offset by benefits from productivity initiatives, including restructuring savings, and the favorable impact of foreign currency translation.

Interest Expense

        Interest expense decreased approximately $14 million in 2013 as a result of the senior notes we issued in April 2013 having a lower interest rate and fees than our senior notes which matured and were repaid in January 2013, and our repayment in the second half of 2013 of borrowings from outstanding commercial paper issuances utilizing net proceeds from divestitures. Interest expense increased approximately $2 million in 2012 compared to 2011 due primarily to higher foreign debt balances during 2012.

Other Expense, net

(In millions)	2013	2012	2011

Other expense, net by type
Restructuring costs:
Severance and related costs	$27.2	$49.3	$35.0
Asset impairment charges and lease and other contract cancellation costs	13.1	6.5	8.9
Other items:
Charitable contribution to Avery Dennison Foundation	10.0	–	–
Indefinite-lived intangible asset impairment	–	7.0	–
Gain on sale of product line	–	(.6)	–
Gain on sale of assets	(17.8)	–	–
Loss from debt extinguishment	–	–	.7
Gain from curtailment of pension obligation	(1.6)	–	–
Legal settlements	2.5	–	(1.2)
Product line exits	–	3.9	–
Divestiture-related costs (1)	3.2	2.7	8.2

Other expense, net	$36.6	$68.8	$51.6

(1)
Represents only the portion allocated to continuing operations.

        Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information regarding the gain from curtailment of pension obligation.

        Refer to Note 11, "Cost Reduction Actions," to the Consolidated Financial Statements for more information regarding costs associated with restructuring.

        For more information regarding debt extinguishments, refer to "Financial Condition" below, and Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income and Earnings per Share

(In millions, except per share amounts)	2013	2012	2011

Income from continuing operations before taxes	$363.1	$237.6	$213.2
Provision for income taxes	118.8	80.0	71.5

Income from continuing operations	244.3	157.6	141.7
(Loss) income from discontinued operations, net of tax	(28.5)	57.8	48.4

Net income	$215.8	$215.4	$190.1

Net income per common share	$2.19	$2.10	$1.80
Net income per common share, assuming dilution	2.16	2.08	1.78

Net income as a percent of sales	3.5%	3.7%	3.3%
Effective tax rate for continuing operations	32.7	33.7	33.5

Provision for (Benefit from) Income Taxes

        The effective tax rate for continuing operations was 32.7%, 33.7%, and 33.5% for fiscal years 2013, 2012, and 2011, respectively. The 2013 effective tax rate for continuing operations reflected $11 million of benefit for adjustments to federal income tax, primarily due to the enactment of the American Taxpayer Relief Act of 2012 ("ATRA"), and $18.8 million of net expense on changes in certain tax reserves and valuation allowances. Additionally, the effective tax rate for 2013 reflected a benefit of $11.2 million from favorable tax rates on certain earnings from our operations in lower-tax jurisdictions throughout the world, offset by $12.1 million of expense related to the accrual of U.S. taxes on certain foreign earnings. The 2012 effective tax rate for continuing operations reflected $6.2 million of benefit from the release of a valuation allowance on certain state tax credits and $11.2 million of expense related to the accrual of U.S. taxes on certain foreign earnings. Additionally, the effective tax rate for 2012 was negatively impacted by approximately $5 million from the statutory expiration of federal research and development tax credits on December 31, 2011. The 2011 effective tax rate for continuing operations reflected $7 million of expense for increases in valuation allowances and $2.8 million of expense from the settlement of foreign tax audits.

        On January 2, 2013, ATRA was enacted, retrospectively extending the federal research and development credit for amounts paid or incurred after December 31, 2011 and before January 1, 2014. The retroactive effects were recognized in the first quarter of 2013. ATRA also retroactively extended the controlled foreign corporation ("CFC") look-through rule that had expired on December 31, 2011. For periods in which the look-though rule is effective, certain dividends, interest, rents, and royalties received or accrued by a CFC of a U.S. multinational enterprise from a related CFC are excluded from U.S. federal income tax. The retroactive effect of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results after taking into consideration tax accruals related to our repatriation assertions.

        Refer to Note 12, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

        Operating income (loss) refers to income (loss) from continuing operations before interest and taxes.

Pressure-sensitive Materials Segment

(In millions)	2013	2012	2011

Net sales including intersegment sales	$4,519.6	$4,318.5	$4,320.5
Less intersegment sales	(64.6)	(60.9)	(59.5)

Net sales	4,455.0	4,257.6	4,261.0
Operating income (1)	$442.8	$359.7	$349.1

(1) Included costs associated with restructuring in all years, gain on sale of product line in 2012, and legal settlement in 2011.	$10.8	$33.5	$20.1

Net Sales

        In 2013, sales in our Pressure-sensitive Materials segment increased approximately 5% on both a reported and organic basis compared to the prior year due to higher volume. On an organic basis, sales increased at a high single-digit rate in emerging markets and at a low single-digit rate in both North America and Europe.

        In our label and packaging materials business, sales on an organic basis increased in 2013 at a low-single digit rate. Combined sales on an organic basis for our graphics, reflective, and performance tapes businesses increased in 2013 at a mid-single digit rate.

        In 2012, sales in our Pressure-sensitive Materials segment remained approximately the same compared to the prior year. On an organic basis, sales grew approximately 4% in 2012 due to higher volume.

        In our label and packaging materials business, sales on an organic basis increased in 2012 at a mid-single digit rate. Combined sales on an organic basis for our graphics, reflective, and performance tapes businesses increased in 2012 at a low-single digit rate.

Operating Income

        Operating income increased in 2013 primarily reflecting the benefits from productivity initiatives, including restructuring savings, lower restructuring costs, and higher volume, partially offset by higher employee-related costs. The net impact of pricing and changes in raw material input costs was modest as commodity costs were relatively stable during the period.

        Operating income increased in 2012 due to higher volume and the benefits from productivity initiatives, including restructuring savings, partially offset by the impact of changes in product mix, higher employee-related costs, the unfavorable impact of foreign currency translation, and higher restructuring costs.

17 Avery Dennison Corporation 2013 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Retail Branding and Information Solutions Segment

(In millions)	2013	2012	2011

Net sales including intersegment sales	$1,613.5	$1,538.8	$1,513.4
Less intersegment sales	(2.4)	(3.8)	(3.3)

Net sales	$1,611.1	$1,535.0	$1,510.1
Operating income (1)	81.7	53.3	42.1

(1) Included costs associated with restructuring in all years, gains from curtailment of pension obligation and on sale of assets in 2013, indefinite-lived intangible asset impairment charge in 2012, and legal settlement in 2011.	$20.0	$24.8	$17.8

Net Sales

        In 2013, sales increased approximately 5% on both a reported and organic basis compared to 2012 due to increased demand from U.S. and European retailers and brands, including continued RFID adoption.

        In 2012, sales increased approximately 2% reflecting sales growth on an organic basis, partially offset by the unfavorable impact of foreign currency translation. On an organic basis, sales increased approximately 3% due to increased demand from U.S. and European retailers and brands, including continued RFID adoption.

Operating Income

        Operating income increased in 2013 primarily reflecting the benefits from productivity initiatives, including restructuring savings, higher volume, indefinite-lived intangible asset impairment charges in the prior year, and gain on sale of assets, partially offset by higher employee-related costs and higher restructuring costs.

        Operating income increased in 2012 primarily reflecting the benefits from productivity initiatives, including restructuring savings, and higher volume, partially offset by higher employee-related costs, indefinite-lived intangible asset impairment charges, and higher restructuring costs.

Other specialty converting businesses

(In millions)	2013	2012	2011

Net sales including intersegment sales	$77.5	$71.7	$74.5
Less intersegment sales	(3.6)	(.8)	(.7)

Net sales	73.9	70.9	73.8
Operating loss (1)	$(8.3)	$(16.2)	$(12.5)

(1) Included costs associated with restructuring in 2013 and 2012, and product line exit costs in 2012.	$.1	$4.8	$–

Net Sales

        In 2013, sales increased approximately 4% due to sales growth on an organic basis and the favorable impact of foreign currency translation, partially offset by the impact of a product line exit in the prior year. On an organic basis, sales grew approximately 8% due primarily to higher volume in our medical business.

        In 2012, sales decreased approximately 4% as the impact of product line exits in 2012, as well as the unfavorable impact of foreign currency translation, partially offset by sales growth on an organic basis. On an organic basis, sales grew approximately 3% due primarily to higher volume.

Operating Loss

        Operating loss decreased for these businesses in 2013 due to costs related to a product line exit in the prior year, payments from a business partner for development of a new product, and higher volume in our medical business, partially offset by higher employee-related costs and investments in growth.

        Operating loss increased for these businesses in 2012 due to product line exit costs, investments in growth, and higher restructuring costs, partially offset by higher volume in our medical business and the benefit from productivity initiatives.

FINANCIAL CONDITION

Liquidity

Cash Flow from Operating Activities

(In millions)	2013	2012	2011

Net income	$215.8	$215.4	$190.1
Depreciation and amortization	204.6	220.6	246.5
Provision for doubtful accounts and sales returns	16.3	19.5	16.8
Gain on sale of businesses	(49.3)	–	–
Indefinite-lived intangible asset impairment charge	–	7.0	–
Asset impairment, net (gain) loss on sale/disposal of assets, and gain on sale of product line	(5.8)	11.7	9.9
Loss from debt extinguishment	–	–	.7
Stock-based compensation	34.0	38.9	39.6
Other non-cash expense and loss	49.3	41.8	38.1
Other non-cash income and gain	(11.8)	–	(2.0)
Trade accounts receivable	(110.8)	(106.7)	(43.6)
Inventories	(75.9)	(.8)	(22.2)
Other current assets	3.5	(7.6)	29.4
Accounts payable	108.2	68.0	31.3
Accrued liabilities	(21.2)	73.8	(94.9)
Income taxes (deferred and accrued)	41.9	11.1	36.6
Other assets	(5.4)	(4.0)	1.5
Long-term retirement benefits and other liabilities	(73.3)	(75.3)	(55.1)

Net cash provided by operating activities	$320.1	$513.4	$422.7

        For cash flow purposes, changes in assets and liabilities and other adjustments exclude the impact of foreign currency translation (discussed below in "Analysis of Selected Balance Sheet Accounts").

        In 2013, cash flow provided by operating activities decreased compared to 2012 primarily due to lower cash flow from the OCP and DES businesses, inventory build to support higher sales, higher payments for taxes, higher incentive compensation paid in 2013 for the 2012 performance year, higher pension contributions including discretionary pension plan contributions utilizing the net proceeds from divestitures, and charitable contribution to Avery Dennison Foundation, partially offset by the impact of extension in payment terms with suppliers and the timing of inventory purchases.

        In 2012, cash flow provided by operating activities improved compared to 2011 due to increased focus on working capital

Management's Discussion and Analysis of
Financial Condition and Results of Operations

management, higher net income and lower incentive compensation paid in 2012 for the 2011 performance year, partially offset by the timing of accounts receivable from sales in late fourth quarter 2012.

Cash Flow from Investing Activities

(In millions)	2013	2012	2011

Purchases of property, plant and equipment	$(129.2)	$(99.2)	$(109.6)
Purchases of software and other deferred charges	(52.2)	(59.1)	(26.0)
Proceeds from sale of product lines	–	.8	21.5
Proceeds from sale of property, plant and equipment	38.7	4.2	4.6
Sales (purchases) of investments, net	.1	(6.7)	.3
Proceeds from sale of businesses, net of cash provided	481.2	–	–
Other	.8	–	5.0

Net cash provided by (used in) investing activities	$339.4	$(160.0)	$(104.2)

Capital and Software Spending

        In both 2013 and 2012, we invested in new equipment primarily in Asia, the U.S. and Europe.

        Information technology investments in 2013 were primarily associated with standardization initiatives. Information technology investments in 2012 were related to both customer service and standardization initiatives.

Proceeds from Sale of Product Lines

        In 2011, we received proceeds totaling $21.5 million from the sale of two product lines, one in our performance films business ($21 million) and the other in our label and packaging materials business ($.5 million). In 2012, we received an additional $.8 million from the product line sale in our label and packaging materials business.

Proceeds from Sale of Property, Plant and Equipment

        In March 2013, we entered into an agreement to sell the property and equipment of our corporate headquarters in Pasadena, California for approximately $20 million. In April 2013, we completed the sale and recognized a pre-tax gain of $10.9 million in "Other expense, net" in the Consolidated Statements of Income. Proceeds from sale of property, plant and equipment also included approximately $11 million from the sale of property, plant and equipment in China, as well as proceeds of $5 million from the sale of a research facility also located in Pasadena, California.

Proceeds from Sale of Businesses, Net of Cash Provided

        We received $481.2 million, net of cash provided from the sale of our OCP and DES businesses, which, when offset by approximately $93 million of estimated net cash used in the OCP and DES businesses and divestiture-related payments, results in our estimate of net proceeds of approximately $390 million.

Cash Flow from Financing Activities

(In millions)	2013	2012	2011

Net change in borrowings and payments of debt	$(187.2)	$40.5	$(147.9)
Dividends paid	(112.0)	(110.4)	(106.5)
Share repurchases	(283.5)	(235.2)	(13.5)
Proceeds from exercise of stock options, net	44.8	10.2	3.9
Other	(8.3)	(2.7)	(7.5)

Net cash used in financing activities	$(546.2)	$(297.6)	$(271.5)

Borrowings and Repayment of Debt

        We had no outstanding short-term variable rate borrowings from commercial paper issuances at year-end 2013, compared to $187 million (weighted-average interest rate of .4%) at year-end 2012.

        During 2013, commercial paper borrowings were used to fund share repurchase activity given the seasonality of our business. During 2013, a portion of our outstanding borrowings was repaid using the net proceeds from the $250 million issuance of senior notes discussed below, as well as the net proceeds from divestitures.

        Short-term borrowings outstanding under uncommitted lines of credit were $73.9 million (weighted-average interest rate of 11.2%) at year-end 2013, compared to $81.1 million (weighted-average interest rate of 11.2%) at year-end 2012.

        We had medium-term notes of $50 million outstanding at both year-end 2013 and 2012.

        In April 2013, we issued $250 million of senior notes due April 2023. The notes bear an interest rate of 3.35% per year, payable semiannually in arrears. The net proceeds from the offering, after deducting underwriting discounts and offering expenses, were approximately $247.5 million and were used to repay a portion of the indebtedness outstanding under our commercial paper program during the second quarter of 2013.

        In December 2011, we amended and restated our revolving credit facility (the "Revolver") with certain domestic and foreign banks, which reduced the amount available thereunder from $1 billion to $675 million. The amendment also extended the Revolver's maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. The maturity date may be extended for one-year periods under certain circumstances as set forth in the agreement. Commitments under the Revolver may be increased by up to $250 million, subject to lender approval and customary requirements. Financing available under the Revolver is used as a back-up facility for our commercial paper issuances and can be used to finance other corporate requirements. In conjunction with the amendment, we recorded a debt extinguishment loss of $.7 million (included in "Other expense, net" in the Consolidated Statements of Income) in the fourth quarter of 2011 related to the unamortized debt issuance costs for the previous Revolver. No balances were outstanding under the Revolver as of year-end 2013 or 2012. Commitment fees associated with this facility in 2013, 2012, and 2011, were $1.4 million, $1.4 million, and $2.5 million, respectively.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        Refer to "Capital Resources" below for further information on 2013 and 2012 borrowings and repayment of debt.

19 Avery Dennison Corporation 2013 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Dividend Payments

        Our annual dividend per share was $1.14 in 2013 compared to $1.08 in 2012. On April 25, 2013, we increased our quarterly dividend to $.29 per share, representing a 7% increase from our previous dividend rate of $.27 per share.

Share Repurchases

        From time to time, our Board of Directors authorizes us to repurchase shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plan or used for other corporate purposes. In 2013, we repurchased approximately 6.6 million shares of our common stock at an aggregate cost of $283.5 million.

        On July 25, 2013, our Board of Directors authorized the repurchase of additional shares of our common stock in the total aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases). This authorization will remain in effect until shares totaling $400 million have been repurchased.

        On July 26, 2012, our Board of Directors authorized the repurchase of additional shares of our common stock in the total aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases). This authorization will remain in effect until shares totaling $400 million have been repurchased.

        As of December 28, 2013, shares of our common stock in the aggregate amount of approximately $455 million remained authorized for repurchase under these Board authorizations.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

        Goodwill decreased by approximately $13 million to $751 million at year-end 2013, which primarily reflected the impact of foreign currency translation.

        Other intangibles resulting from business acquisitions, net, decreased by approximately $29 million to $96 million at year-end 2013, which primarily reflected current year amortization expense.

        Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

        Other assets increased by approximately $29 million to $486 million at year-end 2013, which primarily reflected an increase in software and other deferred charges, net of amortization expense ($17 million), an increase in the cash surrender value of our corporate-owned life insurance ($13 million), and the capitalization of financing costs related to the issuance of the senior notes discussed above ($2 million), partially offset by a decrease in long-term pension assets ($3 million).

Shareholders' Equity Accounts

        The balance of our shareholders' equity decreased by approximately $89 million to $1.49 billion at year-end 2013, which reflected the effect of share repurchases, dividend payments, and the unfavorable impact of foreign currency translation. These decreases were partially offset by net income and a decrease in "Accumulated other comprehensive loss" as a result of higher discount rates at year-end 2013.

        The balance of our treasury stock increased by approximately $194 million to $1.17 billion at year-end 2013, which reflected share repurchase activity ($284 million), partially offset by the use of treasury shares to settle exercises of stock options and vesting of restricted stock units and performance units ($71 million) and the funding of contributions to our U.S. defined contribution plan ($19 million).

        Accumulated other comprehensive loss increased by approximately $3 million to $281 million at year-end 2013 primarily due to the unfavorable impact of foreign currency translation ($43 million), partially offset by lower net actuarial losses in our pension and other postretirement plans as a result of higher discount rates and current year amortization of net actuarial losses, net pension transition obligations and prior service cost ($39 million) and a net gain on derivative instruments designated as cash flow and firm commitment hedges ($1 million). Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation

(In millions)	2013	2012	2011

Change in net sales	$8	$(201)	$145
Change in net income from continuing operations	4	(11)	9

        In 2013, international operations generated approximately 75% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

        The effect of foreign currency translation on net sales in 2013 compared to 2012 primarily reflected the favorable impact from sales in the European Union and China, partially offset by the unfavorable impact from sales in Brazil and India.

        Translation gains and losses for operations in hyperinflationary economies, if any, are included in net income in the period incurred. Operations are treated as being in a hyperinflationary economy based on the cumulative inflation rate over the past three years. We had no operations in hyperinflationary economies in fiscal years 2013, 2012, or 2011.

Effect of Foreign Currency Transactions

        The impact on net income from transactions denominated in foreign currencies may be mitigated because the costs of our products are generally denominated in the currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option and swap contracts where available and appropriate.

Analysis of Selected Financial Ratios

        We utilize the financial ratios discussed below to assess our financial condition and operating performance.

Working Capital and Operational Working Capital Ratios

        Working capital (current assets minus current liabilities and net assets held for sale), as a percent of net sales, increased in 2013 compared to 2012 primarily due to a decrease in short-term and current portion of long-term debt, as well as an increase in cash and cash equivalents.

        Operational working capital, as a percent of net sales, is reconciled with working capital below. Our objective is to minimize our investment

Management's Discussion and Analysis of
Financial Condition and Results of Operations

in operational working capital, as a percentage of sales, to maximize cash flow and return on investment.

(Dollars in millions)	2013	2012

(A) Working capital	$536.4	$25.5
Reconciling items:
Cash and cash equivalents	(351.6)	(235.4)
Current deferred and refundable income taxes and other current assets	(228.3)	(258.0)
Short-term borrowings and current portion of long-term debt and capital leases	76.9	520.2
Current deferred and payable income taxes and other current accrued liabilities	587.7	589.5

(B) Operational working capital	$621.1	$641.8

(C) Net sales	$6,140.0	$6,035.6 (1)

Working capital, as a percent of net sales (A) ÷ (C)	8.7%	.4%

Operational working capital, as a percent of net sales (B) ÷ (C)	10.1%	10.6%

(1)
Net sales for 2012 were not restated to reflect the classification of the DES business as discontinued operations.

        As a percent of net sales, operational working capital in 2013 improved modestly compared to 2012. The primary factors contributing to this change, which includes the impact of foreign currency translation, are discussed below.

Accounts Receivable Ratio

        The average number of days sales outstanding was 60 days in 2013 compared to 59 days in 2012, calculated using the four-quarter average accounts receivable balance divided by the average daily sales for the year. The increase in the current year average number of days sales outstanding reflected the timing of collection and extended payment terms, partially offset by the effect of discontinued operations, which decreased the average number of days sales outstanding by approximately one day.

Inventory Ratio

        Average inventory turnover was 8.8 in 2013 compared to 8.7 in 2012, calculated using the annual cost of sales divided by the four-quarter average inventory balance. The increase in the average inventory turnover from prior year primarily reflected our continued focus on inventory management.

Accounts Payable Ratio

        The average number of days payable outstanding was 68 days in 2013 compared to 64 days in 2012, calculated using the four-quarter average accounts payable balance divided by the average daily cost of products sold for the year. The increase in the current year average number of days payable outstanding was primarily due to the impact of extension in payment terms with suppliers, the timing of inventory purchases, and the effect of discontinued operations, which increased the average number of days payable outstanding by approximately one day.

Net Debt to EBITDA Ratio

(Dollars in millions)	2013	2012	2011

Income from continuing operations	$244.3	$157.6	$141.7
Reconciling items:
Interest Expense	59.0	72.9	71.1
Provision for income taxes	118.8	80.0	71.5
Depreciation	135.2	145.4	151.3
Amortization	69.1	65.6	68.7

EBITDA	$626.4	$521.5	$504.3

Total debt	$1,027.5	$1,222.4	$1,181.3
Less cash and cash equivalents	(351.6)	(235.4)	(178.0)

Net debt	$675.9	$987.0	$1,003.3

Net debt to EBITDA ratio	1.1	1.9	2.0

        The net debt to EBITDA ratio was lower in 2013 compared to 2012 primarily due to lower total debt and an increase in cash and cash equivalents as a result of the net proceeds received from the sale of the OCP and DES businesses, as well as from higher earnings from continuing operations.

        The net debt to EBITDA ratio in 2012 was lower compared to 2011 primarily due to an increase in cash and cash equivalents, partially offset by an increase in commercial paper borrowings. The lower net debt to EBITDA ratio in 2012 compared to 2011 was also due to higher earnings from continuing operations.

Financial Covenants

        Our various loan agreements require that we maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of December 28, 2013, we were in compliance with our financial covenants.

Fair Value of Debt

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. The fair value of short-term borrowings, which include commercial paper and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.06 billion at December 28, 2013 and $1.31 billion at December 29, 2012. Fair value amounts were determined primarily based on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information.

Capital Resources

        Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year-end 2013, we had cash and cash equivalents of approximately $352 million held in accounts at third-party financial institutions.

        Our cash balances are held in numerous locations throughout the world. At December 28, 2013, the majority of our cash and cash equivalents were held by our foreign subsidiaries. Our policy is to indefinitely reinvest the majority of the earnings of our foreign subsidiaries. To meet U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries, and repatriating certain foreign earnings. However, if we

21 Avery Dennison Corporation 2013 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

were to repatriate foreign earnings, we may be subject to additional taxes in the U.S.

        Our $675 million Revolver, which supports our commercial paper program, matures on December 22, 2016. Based upon our current outlook for our business and market conditions, we believe that the Revolver, in addition to the uncommitted bank lines of credit maintained in the countries in which we operate, would, if necessary, provide sufficient liquidity to fund our operations during the next twelve months. As of December 28, 2013, no balances were outstanding under the Revolver.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

        Our total debt decreased by approximately $195 million in 2013 to $1.03 billion at year-end 2013 compared to $1.22 billion at year-end 2012, primarily reflecting the repayment of our outstanding commercial paper borrowings in the second half of 2013 using the net proceeds from the sale of the OCP and DES businesses. We use commercial paper borrowings due to the seasonality of our cash flow during the year. Refer to "Borrowings and Repayment of Debt" above for more information.

        In April 2013, we issued $250 million of senior notes due April 2023. The notes bear an interest rate of 3.35% per year, payable semiannually in arrears. The net proceeds from the offering, after deducting underwriting discounts and offering expenses, were approximately $247.5 million and were used to repay a portion of the indebtedness outstanding under our commercial paper program during the second quarter of 2013.

        In January 2013, we repaid $250 million of senior notes due in 2013 using commercial paper borrowings.

        Uncommitted lines of credit were approximately $371 million at year-end 2013 and $411 million at year-end 2012. These lines may be cancelled at any time by us or the issuing banks.

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

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2013

	Payments Due by Period
(In millions)	Total	2014	2015	2016	2017	2018	Thereafter

Short-term borrowings	$73.9	$73.9	$–	$–	$–	$–	$–
Long-term debt	949.2	–	5.0	–	249.6	–	694.6
Long-term capital leases	3.0	1.6	.7	.2	.1	.2	.2
Interest on long-term debt	429.4	51.1	50.9	50.8	46.6	34.2	195.8
Operating leases	206.8	52.2	41.9	30.2	17.2	12.2	53.1
Pension and postretirement benefit payments (unfunded plans)	84.1	7.9	7.4	6.7	7.1	22.4	32.6

Total contractual obligations	$1,746.4	$186.7	$105.9	$87.9	$320.6	$69.0	$976.3

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
  •
  Deferred compensation plan benefit payments – It is impracticable for us to obtain a reasonable estimate for 2015 and beyond due to the volatility of the payment amounts and certain events that could trigger immediate payment of benefits to participants. In addition, the account balances per participant are marked-to-market monthly and benefit payments are adjusted annually. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.
  •
  Unfunded termination indemnity benefits to certain employees outside of the U.S. – These benefits are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to performance under these arrangements.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

  •
  Unrecognized tax benefit reserves of approximately $137 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 12, "Taxes Based on Income," to the Consolidated Financial Statements for further information on unrecognized tax benefits.
  •
  Obligations associated with a commercial facility located in Mentor, Ohio, used primarily for the North American headquarters and research center of our Materials group. The facility consists generally of land, buildings, and equipment. We lease the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor's debt of $11.5 million (collectively, the "Guarantee"). At the end of the lease term, we have the option to purchase or remarket the facility at an amount equivalent to the value of the Guarantee. If our estimated fair value (or estimated selling price) of the facility falls below the Guarantee, we would be required to pay the lessor a shortfall, which is an amount equivalent to the Guarantee less our estimated fair value. Refer to Note 7, "Commitments," to the Consolidated Financial Statements for more information.

Legal Proceedings

        We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. We have accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information becomes available that allows us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters will be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental

        As of December 28, 2013, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a potentially responsible party ("PRP") at ten waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed. We are participating with other PRPs at these sites, and anticipate that our share of remediation costs will be determined pursuant to agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

        We have accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, and the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information becomes available that allows us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites will be assessed as they arise; until then, a range of expenses for such remediation cannot be determined.

        The activity in 2013 and 2012 related to environmental liabilities was as follows:

(In millions)	2013	2012

Balance at beginning of year	$32.5	$40.6
Charges (reversals), net	4.6	(3.1)
Payments	(7.5)	(5.0)

Balance at end of year	$29.6	$32.5

        At year-end 2013, approximately $10 million of the balance was classified as short-term and was included in "Other accrued liabilities" in the Consolidated Balance Sheets.

Guarantees

        We participate in receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. We guarantee the collection of the related receivables. At year-end 2013, the outstanding amount guaranteed was approximately $6 million.

        Unused letters of credit (primarily standby) outstanding with various financial institutions were approximately $89 million at year-end 2013.

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

        Critical accounting policies are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe that critical accounting policies include accounting for revenue recognition, sales returns and allowances, accounts receivable allowances, inventories, impairment of

23 Avery Dennison Corporation 2013 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

long-lived assets, goodwill and indefinite-lived intangible assets, fair value measurements, pension and postretirement benefits, taxes based on income, long-term incentive compensation, restructuring costs, litigation matters, and environmental expenditures.

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

Sales Returns and Allowances

        Sales returns and allowances represent credits we grant to our customers (both affiliated and non-affiliated) for the return of unsatisfactory product or a negotiated allowance in lieu of return. We accrue for returns and allowances based upon the gross price of the products sold and historical experience for such products. We record these allowances based on estimates related to: (i) customer-specific allowances; and (ii) an amount, based on our historical experience, for allowances not yet identified.

Accounts Receivable Allowances

        We are required to make judgments as to the collectability of accounts receivable based on established aging policy, historical experience and future expectations. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to: (i) customer-specific allowances; (ii) amounts based upon an aging schedule; and (iii) an amount, based on our historical experience, for allowances not yet identified.

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

Goodwill and Indefinite-lived Intangible Assets

        Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. We have the following reporting units: materials; retail branding and information solutions; reflective solutions; performance tapes; and medical solutions. In performing the required impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.

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

        In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are

Management's Discussion and Analysis of
Financial Condition and Results of Operations

also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ from those estimates and projections, and those differences may be material. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions. Our annual first step impairment analysis in the fourth quarter of 2013 indicated that the fair values of our reporting units exceeded their respective carrying values, including goodwill. The fair value of the reporting units tested exceeded their carrying values by 67% to 173%.

        We test indefinite-lived intangible assets, consisting of trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that their carrying values exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact the estimate of fair value. If the carrying amount of an asset exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. In the fourth quarter of 2012, we recorded an indefinite-lived intangible asset impairment of $7 million. The carrying value of this asset was $10.9 million at December 28, 2013. The fair value of this asset exceeded its carrying value by 4%.

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

Pension and Postretirement Benefits

        Assumptions used in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changes in market conditions or participant population, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related cost.

Discount Rate

        In consultation with our actuaries, we annually review and determine the discount rates to be used in connection with our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. A .25% increase in the discount rate in the U.S. as of December 28, 2013 would decrease our 2014 periodic benefit cost and projected benefit obligation by approximately $.1 million and $28 million, respectively, and a .25% decrease in the discount rate in the U.S. would increase our 2014 periodic benefit cost and projected benefit obligation by approximately $.1 million and $29 million, respectively.

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between our asset classes, and the mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonability and appropriateness. An increase or decrease on the long-term return on assets in the U.S. of ..25% would have decreased or increased our 2014 periodic benefit cost by approximately $2 million.

Healthcare Cost Trend Rate

        Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2014. This rate is expected to decrease to approximately 5% by 2018.

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

25 Avery Dennison Corporation 2013 Annual Report

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

Long-Term Incentive Compensation

        We have not capitalized expense associated with our long-term incentive compensation.

        Changes in forfeiture rates are recorded as a cumulative adjustment in the period estimates are revised.

Valuation of Stock-Based Awards

        Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and is amortized on a straight-line basis over the requisite service period for stock options, restricted stock units ("RSUs"), and performance units ("PUs"). The compensation expense related to market-leveraged stock units ("MSUs") is based on the fair value of awards, adjusted for estimated forfeitures, and is amortized on a graded-vesting basis over their respective performance periods.

        Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

        The fair value of stock options is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options:

        Risk-free interest rate is based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.

        Expected stock price volatility represents an average of implied and historical volatility.

        Expected dividend yield is based on the current annual dividend divided by the 12-month average of our monthly stock price prior to the date of grant.

        Expected option term is determined based on historical experience under our stock option and incentive plans.

        The fair value of RSUs and certain PUs that are subject to achievement of performance objectives based on a performance condition is determined based on the closing price of our common stock as of the date of grant, adjusted for foregone dividends.

        The fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes PUs and MSUs, is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

        Certain of these assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

        Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. Cash-based awards are classified as liability awards and are remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI units that mirror the terms and conditions of RSUs, we also grant certain employees LTI units that mirror the terms and conditions of PUs and MSUs.

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

Restructuring Costs

        We have compensation plans that provide eligible employees with severance in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance using the benefit formula under the plans. Accordingly, we record provisions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for restructuring costs are recognized when incurred.

Litigation Matters

        We are involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best

Management's Discussion and Analysis of
Financial Condition and Results of Operations

estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted.

Environmental Expenditures

        Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset. We review our estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted.

RECENT ACCOUNTING REQUIREMENTS

        Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management

        We are exposed to the impact of changes in interest rates and foreign currency exchange rates.

        Our policy is not to purchase or hold foreign currency or interest rate or commodity contracts for trading purposes.

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

        Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve our objectives, we may periodically use interest rate contracts to manage our exposure to interest rate changes.

        Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with domestic natural gas anticipated to be used in manufacturing and operations. These amounts are not material to our financial statements.

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

        In both 2013 and 2012, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

        The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was $1.2 million at year-end 2013 and $.6 million at year-end 2012.

        The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity

        An assumed 30 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1.1 million effect on our 2013 earnings.

        An assumed 30 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1.3 million effect on our 2012 earnings.

27 Avery Dennison Corporation 2013 Annual Report

Consolidated Balance Sheets

(Dollars in millions)	December 28, 2013	December 29, 2012

Assets
Current assets:
Cash and cash equivalents	$351.6	$235.4
Trade accounts receivable, less allowances of $31.6 and $44.8 at year-end 2013 and 2012, respectively	1,016.5	972.8
Inventories, net	494.1	473.3
Current deferred and refundable income taxes	103.4	129.1
Assets held for sale	1.3	472.2
Other current assets	124.9	128.9

Total current assets	2,091.8	2,411.7
Property, plant and equipment, net	922.5	1,015.5
Goodwill	751.1	764.4
Other intangibles resulting from business acquisitions, net	96.0	125.0
Non-current deferred income taxes	263.4	331.6
Other assets	485.8	457.1

	$4,610.6	$5,105.3

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and capital leases	$76.9	$520.2
Accounts payable	889.5	804.3
Accrued payroll and employee benefits	224.1	202.8
Accrued trade rebates	79.6	71.4
Current deferred and payable income taxes	49.3	65.1
Liabilities held for sale	–	160.5
Other accrued liabilities	234.7	250.2

Total current liabilities	1,554.1	2,074.5
Long-term debt and capital leases	950.6	702.2
Long-term retirement benefits and other liabilities	476.4	607.2
Non-current deferred and payable income taxes	137.3	140.5
Commitments and contingencies (see Notes 7 and 8)
Shareholders' equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2013 and 2012; issued – 124,126,624 shares at year-end 2013 and 2012; outstanding – 96,178,411 shares and 99,915,457 shares at year-end 2013 and 2012, respectively	124.1	124.1
Capital in excess of par value	812.3	801.8
Retained earnings	2,009.1	1,910.8
Treasury stock at cost, 27,948,213 shares and 24,211,167 shares at year-end 2013 and 2012, respectively	(1,172.2)	(977.8)
Accumulated other comprehensive loss	(281.1)	(278.0)

Total shareholders' equity	1,492.2	1,580.9

	$4,610.6	$5,105.3

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

(In millions, except per share amounts)	2013	2012	2011

Net sales	$6,140.0	$5,863.5	$5,844.9
Cost of products sold	4,502.3	4,335.3	4,369.6

Gross profit	1,637.7	1,528.2	1,475.3
Marketing, general and administrative expense	1,179.0	1,148.9	1,139.4
Interest expense	59.0	72.9	71.1
Other expense, net	36.6	68.8	51.6

Income from continuing operations before taxes	363.1	237.6	213.2
Provision for income taxes	118.8	80.0	71.5

Income from continuing operations	244.3	157.6	141.7
(Loss) income from discontinued operations, net of tax	(28.5)	57.8	48.4

Net income	$215.8	$215.4	$190.1

Per share amounts:
Net income (loss) per common share:
Continuing operations	$2.48	$1.54	$1.34
Discontinued operations	(.29)	.56	.46

Net income per common share	$2.19	$2.10	$1.80

Net income (loss) per common share, assuming dilution:
Continuing operations	$2.44	$1.52	$1.33
Discontinued operations	(.28)	.56	.45

Net income per common share, assuming dilution	$2.16	$2.08	$1.78

Dividends per common share	$1.14	$1.08	$1.00

Average shares outstanding:
Common shares	98.4	102.6	105.8
Common shares, assuming dilution	100.1	103.5	106.8

See Notes to Consolidated Financial Statements

29 Avery Dennison Corporation 2013 Annual Report

Consolidated Statements of Comprehensive Income

(In millions)	2013	2012	2011

Net income	$215.8	$215.4	$190.1
Other comprehensive income (loss), before tax:
Foreign currency translation adjustment:
Translation (loss) gain	(53.3)	43.6	(49.5)
Reclassifications to net income	10.8	–	–
Pension and other postretirement benefits:
Net actuarial gain (loss)	68.2	(111.6)	(158.7)
Prior service (cost) credit	(19.9)	–	34.1
Reclassifications to net income:
Amortization of net actuarial loss	28.4	20.3	14.3
Amortization of prior service credit	(3.3)	(4.0)	(1.7)
Amortization of transition asset	(.1)	(.5)	(.5)
Net curtailment on pension and post-retirement benefit obligations	(13.3)	–	–
Settlement on pension obligations	1.2	.6	(.1)
Derivative financial instruments:
Losses (gains) recognized on cash flow hedges	1.0	(1.8)	(3.0)
Reclassifications to net income	.3	9.7	6.4

Other comprehensive income (loss), before tax	20.0	(43.7)	(158.7)
Income tax expense (benefit) related to items of other comprehensive income (loss)	23.1	(28.9)	(38.4)

Other comprehensive (loss), net of tax	(3.1)	(14.8)	(120.3)

Total comprehensive income, net of tax	$212.7	$200.6	$69.8

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Employee stock benefit trust	Treasury stock	Accumulated other comprehensive loss	Total

Fiscal year ended 2010	$124.1	$768.0	$1,727.9	$(73.2)	$(758.2)	$(142.9)	$1,645.7
Net income			190.1				190.1
Other comprehensive loss						(120.3)	(120.3)
Repurchase of 316,757 shares for treasury					(13.5)		(13.5)
Employee Stock Benefit Trust ("ESBT") transfer of 954,536 shares to treasury				31.4	(31.4)		–
Stock issued under stock-based compensation plans, including tax of $(1.3) and dividends of $.6 paid on stock held in ESBT (transfer of 38,346 and 432,112 shares from treasury and ESBT, respectively)		20.7	.1	16.5	1.3		38.6
Stock contributed to the Savings Plan ("401(k) Plan") (transfer of 326,185 and 398,093 shares from treasury and ESBT, respectively)			(1.1)	15.2	10.3		24.4
Dividends: $1.00 per share			(106.5)				(106.5)
ESBT market value adjustment		(10.1)		10.1			–

Fiscal year ended 2011	$124.1	$778.6	$1,810.5	$–	$(791.5)	$(263.2)	$1,658.5
Net income			215.4				215.4
Other comprehensive loss						(14.8)	(14.8)
Repurchase of 7,927,344 shares for treasury					(235.2)		(235.2)
Stock issued under stock-based compensation plans of 713,571 shares, including tax of $(3.8)		23.2	(3.8)		22.4		41.8
Stock of 844,311 shares contributed to the 401(k) Plan			(.9)		26.5		25.6
Dividends: $1.08 per share			(110.4)				(110.4)

Fiscal year ended 2012	$124.1	$801.8	$1,910.8	$–	$(977.8)	$(278.0)	$1,580.9
Net income			215.8				215.8
Other comprehensive loss						(3.1)	(3.1)
Repurchase of 6,555,672 shares for treasury					(283.5)		(283.5)
Stock issued under stock-based compensation plans of 2,240,185 shares, including tax of $1.7		10.5	(11.6)		70.7		69.6
Stock of 578,441 shares contributed to the 401(k) Plan			6.1		18.4		24.5
Dividends: $1.14 per share			(112.0)				(112.0)

Fiscal year ended 2013	$124.1	$812.3	$2,009.1	$–	$(1,172.2)	$(281.1)	$1,492.2

See Notes to Consolidated Financial Statements

31 Avery Dennison Corporation 2013 Annual Report

Consolidated Statements of Cash Flows

(In millions)	2013	2012	2011

Operating Activities
Net income	$215.8	$215.4	$190.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	135.6	150.1	168.0
Amortization	69.0	70.5	78.5
Provision for doubtful accounts and sales returns	16.3	19.5	16.8
Gain on sale of businesses	(49.3)	–	–
Indefinite-lived intangible asset impairment charge	–	7.0	–
Asset impairment, net (gain) loss on sale/disposal of assets, and gain on sale of product line	(5.8)	11.7	9.9
Loss from debt extinguishment	–	–	.7
Stock-based compensation	34.0	38.9	39.6
Other non-cash expense and loss	49.3	41.8	38.1
Other non-cash income and gain	(11.8)	–	(2.0)
Change in assets and liabilities and other adjustments:
Trade accounts receivable	(110.8)	(106.7)	(43.6)
Inventories	(75.9)	(.8)	(22.2)
Other current assets	3.5	(7.6)	29.4
Accounts payable	108.2	68.0	31.3
Accrued liabilities	(21.2)	73.8	(94.9)
Taxes on income	(12.2)	12.4	37.6
Deferred taxes	54.1	(1.3)	(1.0)
Other assets	(5.4)	(4.0)	1.5
Long-term retirement benefits and other liabilities	(73.3)	(75.3)	(55.1)

Net cash provided by operating activities	320.1	513.4	422.7

Investing Activities
Purchases of property, plant and equipment	(129.2)	(99.2)	(109.6)
Purchases of software and other deferred charges	(52.2)	(59.1)	(26.0)
Proceeds from sale of product lines	–	.8	21.5
Proceeds from sale of property, plant and equipment	38.7	4.2	4.6
Sales (purchases) of investments, net	.1	(6.7)	.3
Proceeds from sale of businesses, net of cash provided	481.2	–	–
Other	.8	–	5.0

Net cash provided by (used in) investing activities	339.4	(160.0)	(104.2)

Financing Activities
Net (decrease) increase in borrowings (maturities of 90 days or less)	(435.3)	42.3	(146.4)
Additional borrowings (maturities longer than 90 days)	250.0	–	–
Payments of debt (maturities longer than 90 days)	(1.9)	(1.8)	(1.5)
Dividends paid	(112.0)	(110.4)	(106.5)
Share repurchases	(283.5)	(235.2)	(13.5)
Proceeds from exercise of stock options, net	44.8	10.2	3.9
Other	(8.3)	(2.7)	(7.5)

Net cash used in financing activities	(546.2)	(297.6)	(271.5)

Effect of foreign currency translation on cash balances	2.9	1.6	3.5

Increase in cash and cash equivalents	116.2	57.4	50.5
Cash and cash equivalents, beginning of year	235.4	178.0	127.5

Cash and cash equivalents, end of year	$351.6	$235.4	$178.0

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

        We develop innovative identification and decorative solutions for businesses and consumers worldwide. Our products include pressure-sensitive labeling technology and materials; graphics imaging media; retail branding and information solutions; radio-frequency identification ("RFID") inlays and tags; specialty tapes; and medical solutions.

Principles of Consolidation

        The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation. Investments representing less than 20% ownership and in which we do not have significant influence are accounted for using the cost method of accounting.

Financial Presentation

        As further discussed in Note 2, "Discontinued Operations, Exit/Sale of Product Lines, Sale of Assets and Assets Held for Sale," we have classified the operating results of our Office and Consumer Products ("OCP") and Designed and Engineered Solutions ("DES") businesses, together with certain costs associated with their divestiture, as discontinued operations in the Consolidated Statements of Income for all periods presented. The results and financial condition of discontinued operations have been excluded from the notes to our Consolidated Financial Statements, except for certain prior-year balances related to the DES business and as otherwise indicated. Prior to this divestiture, the OCP business was reported as a reportable segment and the DES business was included in our other specialty converting businesses.

        Certain prior year amounts have been reclassified to conform to current year presentation.

Segment Reporting

        We have the following two reportable segments for financial reporting purposes:

  •
  Pressure-sensitive Materials – manufactures and sells pressure-sensitive labeling technology and materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and specialty tapes; and
  •
  Retail Branding and Information Solutions – designs, manufactures and sells a wide variety of branding and information products and services, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment.

        Certain operating segments are aggregated or combined based on materiality, quantitative factors, and similar qualitative economic characteristics, including primary products, production processes, customers, and distribution methods. Operating segments that do not exceed the quantitative thresholds or are not considered for aggregation are reported in a category entitled "other specialty converting businesses," which is comprised of a business that produces medical solutions.

        Refer to Note 13, "Segment Information," for further information.

Fiscal Year

        Our 2013, 2012, and 2011 fiscal years consisted of 52-week periods ending December 28, 2013, December 29, 2012, and December 31, 2011, respectively.

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

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying value of these assets approximates fair value due to the short maturity of the instruments. Cash paid for interest and income taxes, including amounts paid for discontinued operations, were as follows:

(In millions)	2013	2012	2011

Interest, net of capitalized amounts	$64.1	$68.0	$65.0
Income taxes, net of refunds	129.4	97.7	70.5

        Capital expenditures accrued but not paid, including amounts for discontinued operations, were $11.5 million in 2013, $12 million in 2012, and $9.5 million in 2011.

Accounts Receivable

        We record trade accounts receivable at the invoiced amount. The allowances for doubtful accounts represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to:

  •
  Customer-specific allowances;
  •
  Amounts based upon an aging schedule; and
  •
  An amount, based on our historical experience, for allowances not yet identified.

        No single customer represented 10% or more of our net sales in, or trade accounts receivable at, year-end 2013 or 2012. However, during 2013, our ten largest customers by net sales represented 12% of our net sales. As of December 28, 2013, our ten largest customers by trade accounts receivable represented 14% of our trade accounts receivable. These customers were concentrated in the Pressure-sensitive Materials segment. We do not generally require our customers to provide collateral.

Inventories

        Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out ("FIFO") method. Inventory reserves are recorded to cost of products sold for damaged, obsolete,

33 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

excess and slow-moving inventory and we establish a lower cost basis for the inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product, level of usage, and the length of time the product has been included in inventory.

        Net inventories at year-end were as follows:

(In millions)	2013	2012

Raw materials	$196.3	$184.5
Work-in-progress	149.0	139.2
Finished goods	148.8	149.6

Inventories, net	$494.1	$473.3

Property, Plant and Equipment

        Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2013	2012

Land	$47.0	$56.5
Buildings and improvements	580.2	660.5
Machinery and equipment	2,001.3	2,090.5
Construction-in-progress	74.3	63.6

Property, plant and equipment	2,702.8	2,871.1
Accumulated depreciation	(1,780.3)	(1,855.6)

Property, plant and equipment, net	$922.5	$1,015.5

        Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from three to forty-seven years for buildings and improvements and two to thirty years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income. The carrying amounts of capital lease assets were not significant at year-end 2013 and 2012.

Software

        We capitalize internal and external software costs that are incurred during the application development stage of software development, including costs incurred for the design, coding, installation to hardware, testing, and upgrades and enhancements that provide additional functionalities and capabilities to the software and hardware. Internal and external software costs during the preliminary project stage are expensed, as are those costs during the post-implementation and/or operation stage, including internal and external training costs and maintenance costs.

        Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, ranging from two to ten years. Capitalized software costs at year-end were as follows:

(In millions)	2013	2012

Cost	$427.9	$388.4
Accumulated amortization	(264.6)	(236.3)

Software, net	$163.3	$152.1

        Software amortization expense from continuing operations was $35.3 million in 2013, $30.7 million in 2012, and $32.1 million in 2011.

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

Goodwill and Other Intangibles Resulting from Business Acquisitions

        Business combinations are accounted for by the acquisition method, and the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired is considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patents and other acquired technology, trade names and trademarks, and other intangibles.

        We have the following reporting units: materials; retail branding and information solutions; reflective solutions; performance tapes; and medical solutions. In performing the required impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.

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

Notes to Consolidated Financial Statements

        In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ from those estimates and projections, and those differences may be material. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

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

        Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, decreased net income by $7.9 million, $8.8 million, and $4.4 million in 2013, 2012, and 2011, respectively.

        We had no operations in hyperinflationary economies in fiscal years 2013, 2012, or 2011.

Financial Instruments

        We enter into foreign exchange hedge contracts to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. We enter into interest rate contracts to help manage our exposure to certain interest rate fluctuations. We also enter into futures contracts to hedge certain price fluctuations for a portion of our anticipated domestic purchases of natural gas. The maximum length of time for which we hedge our exposure to the variability in future cash flows for forecasted transactions is 36 months.

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

Treasury Shares

        We fund a portion of our employee-related expenses using shares of our common stock held in treasury. We elected to record net gains or losses associated with our use of treasury shares to retained earnings.

35 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

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

Advertising Costs

        Advertising costs from continuing operations, which are included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, were $10.6 million in 2013, $8.9 million in 2012, and $9.3 million in 2011. Our policy is to expense advertising costs as incurred.

Research and Development

        Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred. Research and development expense from continuing operations, which is included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was $96 million in 2013, $98.6 million in 2012, and $93.8 million in 2011.

Pension and Postretirement Benefits

        Assumptions used in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changes in market conditions or participant population, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related cost. Refer to Note 6, "Pension and Other Postretirement Benefits," for further information on these assumptions.

Product Warranty

        We provide for an estimate of costs that may be incurred under our basic limited warranty at the time product revenue is recognized. These costs primarily include materials and labor associated with the service or sale of the product. Factors that affect our warranty liability include the number of units installed or sold, historical and anticipated rate of warranty claims on those units, cost per claim to satisfy our warranty obligation and availability of insurance coverage. Because these factors are impacted by actual experience and future expectations, we assess the adequacy of our recorded warranty liability and adjust the amounts as necessary. Our product warranty liability was $1.3 million and $.5 million at year-end 2013 and 2012, respectively.

Long-Term Incentive Compensation

        No long-term incentive compensation expense was capitalized for the years ended 2013, 2012, or 2011.

        Changes in forfeiture rates are recorded as a cumulative adjustment in the period estimates are revised.

Valuation of Stock-Based Awards

        Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and is amortized on a straight-line basis over the requisite service period for stock options, restricted stock units ("RSUs"), and performance units ("PUs"). The compensation expense related to market-leveraged stock units ("MSUs") is based on the fair value of awards, adjusted for estimated forfeitures, and is amortized on a graded-vesting basis over their respective performance periods.

        Compensation expense awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

        The fair value of stock options is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term.

        The fair value of RSUs and certain PUs that are subject to achievement of performance objectives based on a performance condition is determined based on the closing price of our common stock as of the date of grant, adjusted for foregone dividends.

        The fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes PUs and MSUs, is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

        Certain of these assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

        Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. Cash-based awards are classified as liability awards and are remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI units that mirror the terms and conditions of RSUs, we also grant certain employees LTI units that mirror the terms and conditions of PUs and MSUs.

Notes to Consolidated Financial Statements

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

        See also Note 10, "Long-term Incentive Compensation."

Litigation Matters

        We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. Refer to Note 8, "Contingencies," for further information.

Environmental Expenditures

        Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset. We review our estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. Refer to Note 8, "Contingencies," for further information.

Asset Retirement Obligations

        We recognize a liability for the fair value of conditional asset retirement obligations based on estimates determined through present value techniques. An asset retirement is "conditional" when the timing and/or method of settlement of the retirement obligation is conditional upon a future event that may or may not be within our control. Our asset retirement obligations primarily relate to lease restoration costs. Our estimated liability associated with asset retirement obligations was $5.4 million and $11.9 million at year-end 2013 and 2012, respectively.

Restructuring Costs

        We have compensation plans that provide eligible employees with severance in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance using the benefit formula under the plans. Accordingly, we record provisions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for restructuring costs are recognized when incurred. See also Note 11, "Cost Reduction Actions."

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

        See also Note 12, "Taxes Based on Income."

37 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

Net Income Per Share

        Net income per common share was computed as follows:

(In millions, except per share amounts)		2013	2012	2011

(A)	Income from continuing operations	$244.3	$157.6	$141.7
(B)	(Loss) income from discontinued operations, net of tax	(28.5)	57.8	48.4

(C)	Net income available to common shareholders	$215.8	$215.4	$190.1

(D)	Weighted-average number of common shares outstanding	98.4	102.6	105.8
	Dilutive shares (additional common shares issuable under employee stock-based awards)	1.7	.9	1.0

(E)	Weighted-average number of common shares outstanding, assuming dilution	100.1	103.5	106.8

Net income (loss) per common share:
Continuing operations (A) ÷ (D)		$2.48	$1.54	$1.34
Discontinued operations (B) ÷ (D)		(.29)	.56	.46

Net income per common share (C) ÷ (D)		$2.19	$2.10	$1.80

Net income (loss) per common share, assuming dilution:
Continuing operations (A) ÷ (E)		$2.44	$1.52	$1.33
Discontinued operations (B) ÷ (E)		(.28)	.56	.45

Net income per common share, assuming dilution (C) ÷ (E)		$2.16	$2.08	$1.78

        Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation totaled approximately 7 million shares in 2013, 12 million shares in 2012, and 11 million shares in 2011.

Comprehensive Income

        Comprehensive income, net of tax, includes net income, foreign currency translation adjustment, net actuarial loss, prior service cost and net transition assets, and the gains or losses on the effective portion of cash flow and firm commitment hedges that are currently presented as a component of shareholders' equity.

        The changes in "Accumulated other comprehensive loss" (net of tax) for the year 2013 were as follows:

(In millions)	Net Gain (Loss) on Derivative Instruments Designated as Cash Flow and Firm Commitment Hedges	Net Actuarial Gain (Loss), Prior Service Cost and Net Transition Assets, Less Amortization	Foreign Currency Translation Adjustment	Total

Balance as of December 29, 2012	$(2.0)	$(456.5)	$180.5	$(278.0)
Other comprehensive income (loss) before reclassifications, net of tax	.8	29.4	(53.3)	(23.1)
Reclassifications to net income, net of tax	.2	9.0	10.8	20.0

Net current-period other comprehensive income (loss), net of tax	1.0	38.4	(42.5)	(3.1)

Balance as of December 28, 2013	$(1.0)	$(418.1)	$138.0	$(281.1)

        Cash flow and firm commitment hedging instrument activities in other comprehensive loss, net of tax, were as follows:

(In millions)	2012

Beginning accumulated derivative loss	$(6.9)
Reclassifications to net income	6.0
Net change in the revaluation of hedging transactions	(1.1)

Ending accumulated derivative loss	$(2.0)

Notes to Consolidated Financial Statements

        The effects of amounts reclassified from "Accumulated other comprehensive loss" to income from continuing operations for the year 2013 were as follows:

(In millions)	Amounts Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Statement Where Net Income is Presented

Gains (losses) on cash flow hedges:
Foreign exchange contracts	$.6	Cost of products sold
Commodity contracts	(1.2)	Cost of products sold
Interest rate contracts	(.1)	Interest expense

	(.7)	Total before tax
	.2	Benefit from income taxes

	(.5)	Net of tax
Amortization of defined benefit pension items	(23.5)	(a)
	7.8	Benefit from income taxes

	(15.7)	Net of tax

Total reclassifications for the period	$(16.2)	Total, net of tax

(a)
See Note 6, "Pension and Other Postretirement Benefits," for more information.

        During 2013, we reclassified $6.4 million (net of tax) from "Accumulated other comprehensive loss" to "(Loss) income from discontinued operations, net of tax," related to a net gain from curtailment in our domestic defined benefit plans and settlements from certain international pension plans as a result of the sale of the OCP and DES businesses. Refer to Note 6, "Pension and Other Postretirement Benefits," for more information.

        Additionally, during 2013, we recognized $10.8 million (net of tax) of currency translation loss from "Accumulated other comprehensive loss" to "(Loss) income from discontinued operations, net of tax" as a result of the sale of the OCP and DES businesses.

        The following table sets forth the tax expense (benefit) allocated to each component of other comprehensive income (loss):

(In millions)	2013	2012	2011

Foreign currency translation adjustment	$–	$.9	$–
Pension and other postretirement benefits:
Net actuarial gain (loss)	26.4	(38.3)	(56.4)
Prior service (cost) credit	(7.5)	–	12.8
Reclassifications to net income:
Amortization of net actuarial loss	9.4	6.9	4.7
Amortization of prior service credit	(1.3)	(1.5)	(.7)
Amortization of transition asset	–	(.1)	(.1)
Net curtailment on pension and post-retirement benefit obligations	(4.8)	–	–
Settlement on pension obligations	.6	.2	–
Derivative financial instruments:
Losses (gains) recognized on cash flow hedges	.2	(.7)	(1.1)
Reclassifications to net income	.1	3.7	2.4

Income tax expense (benefit) related to items of other comprehensive income (loss)	$23.1	$(28.9)	$(38.4)

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

39 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

Recent Accounting Requirements

        In July 2013, the Financial Accounting Standards Board ("FASB") issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar loss, or a tax credit carryforward exists. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. We do not anticipate that adoption of this guidance will have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In March 2013, the FASB issued new accounting guidance clarifying the accounting for the release of cumulative translation adjustments into net income when a parent company either (i) sells a part or all of its investment in a foreign entity or (ii) no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. We do not anticipate that adoption of this guidance will have a significant impact on our financial position, results of operations, cash flows, or disclosures.

Transactions with Related Persons

        We enter into transactions with related persons infrequently. In cases in which we do enter into these transactions, we believe that they are in the ordinary course of business and on terms that would have been obtained from unaffiliated third persons.

        One of our former directors, Peter W. Mullin, who retired from our Board of Directors on April 25, 2013, was the chairman, chief executive officer and majority stockholder in various entities (collectively referred to as the "Mullin Companies") that previously provided executive compensation, benefits consulting and insurance agency services to us. In October 2008, the assets of the Mullin Companies were sold to a subsidiary of Prudential Financial, Inc. ("Prudential"). We pay premiums to insurance carriers for life insurance originally placed by the Mullin Companies in connection with our various employee benefit plans. Mr. Mullin received approximately $.1 million in each of the fiscal years ended 2012 and 2011, from the commissions earned by Prudential from those insurance carriers. Mr. Mullin's share of the commissions was determined in accordance with the terms of a commission sharing agreement entered into between Mr. Mullin and Prudential at the time of the sale. In addition, substantially all of the life insurance policies we originally placed through the Mullin Companies were issued by insurance carriers that participated in reinsurance agreements with M Life Insurance Company ("M Life"), a wholly-owned subsidiary of M Financial Holdings, Inc., a company in which the Mullin Companies own a minority interest and for which Mr. Mullin serves as chairman. Mr. Mullin received approximately $.3 million and $.1 million in 2012 and 2011, respectively, from the net reinsurance gains of M Life. A portion of the reinsurance gains received by Mr. Mullin were subject to forfeiture in certain circumstances.

NOTE 2. DISCONTINUED OPERATIONS, EXIT/SALE OF PRODUCT LINES, SALE OF ASSETS AND ASSETS HELD FOR SALE

Discontinued Operations

        In December 2011, we signed an agreement to sell our OCP business to 3M Company ("3M") for gross cash proceeds of $550 million, subject to adjustment in accordance with the terms of the agreement. This business comprised substantially all of our previously reported OCP segment. On October 3, 2012, we and 3M mutually agreed to terminate the agreement. We continued to pursue the divestiture of the OCP business through the end of 2012 and classified its operating results, together with certain costs associated with the planned divestiture, as discontinued operations in the Consolidated Statements of Income for all periods presented.

        On January 29, 2013, we entered into an agreement to sell our OCP and DES businesses to CCL Industries Inc. ("CCL"). As part of the agreement with CCL, we agreed to enter into a supply agreement at closing, pursuant to which CCL would purchase certain pressure-sensitive label stock, adhesives and other base material products for up to six years after closing. While the supply agreement is expected to continue generating revenues and cash flows from the OCP and DES businesses, our continuing involvement in the OCP and DES operations is not expected to be significant to us as a whole.

        On July 1, 2013, we completed the sale for a total purchase price of $500 million ($481.2 million net of cash provided) and entered into an amendment to the purchase agreement, which, among other things, increased the target net working capital amount and amended provisions related to employee matters and indemnification. We continue to be subject to indemnification provisions, including for breaches of certain representations, warranties, and covenants, under the terms of the purchase agreement. In addition, the tax liability associated with the sale is subject to completion of tax return filings in the jurisdictions in which the OCP and DES businesses operated.

        The operating results of the discontinued operations and loss on sale were as follows:

(In millions)	2013	2012	2011

Net sales	$380.4	$912.3	$956.2

(Loss) income before taxes, including divestiture-related and restructuring costs	$(12.4)	$86.4	$84.6
Provision for income taxes	.1	28.6	36.2

(Loss) income from discontinued operations, net of tax before loss on sale	(12.5)	57.8	48.4
Loss on sale, net of tax provision of $65.4	(16.0)	–	–

(Loss) income from discontinued operations, net of tax	$(28.5)	$57.8	$48.4

        The (loss) income before taxes, including divestiture-related and restructuring costs, for 2013 included a curtailment gain associated with our postretirement health and welfare benefit plans, partially offset by divestiture-related costs. Refer to Note 6, "Pension and Other Postretirement Benefits," for information regarding the curtailment gain. The (loss) income from discontinued operations, net of tax, reflected the elimination of certain corporate cost allocations. The income tax provision included in the net loss on sale reflects tax versus book basis differences, primarily associated with goodwill.

        Net sales from continuing operations to discontinued operations were $45.8 million, $100 million, and $100 million during 2013, 2012, and 2011, respectively. These sales have been included in "Net sales" in the Consolidated Statements of Income.

        The assets and liabilities of the OCP business were classified as "held for sale" at December 29, 2012, as we continued to pursue the sale of this business through the end of 2012 and into 2013. The assets and liabilities of the DES business were classified as "held for sale" since the first quarter of 2013 in connection with our agreement to sell both businesses to CCL, as discussed above.

Notes to Consolidated Financial Statements

        The carrying values of the major classes of assets and liabilities of the OCP business that were classified as "held for sale" were as follows:

(In millions)	2012

Assets
Trade accounts receivable, net	$119.0
Inventories, net	57.2
Other current assets	7.7

Total current assets	183.9
Property, plant and equipment, net	79.5
Goodwill	167.9
Other intangibles resulting from business acquisitions, net	32.5
Other assets	8.4

$472.2

Liabilities
Short-term borrowings	$–
Accounts payable	31.2
Accrued payroll and employee benefits	21.2
Other accrued liabilities	91.9

Total current liabilities	144.3
Non-current liabilities	16.2

$160.5

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

Sale of Assets and Assets Held for Sale

        In March 2013, we entered into an agreement to sell the property and equipment of our corporate headquarters in Pasadena, California for approximately $20 million. In April 2013, we completed the sale and recognized a pre-tax gain of $10.9 million in "Other expense, net" in the Consolidated Statements of Income. During 2013, we also completed the sale of certain property, plant and equipment in China for approximately $11 million, as well as the sale of a research facility also located in Pasadena, California for approximately $5 million.

        In the third quarter of 2013, we classified certain properties and equipment that we are in the process of selling as "held for sale" in the Consolidated Balance Sheets at December 28, 2013. The carrying value of these assets was $1.3 million as of December 28, 2013.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Results from our annual impairment test in the fourth quarter of 2013 indicated that no impairment had occurred in 2013 related to goodwill and indefinite-lived intangible assets. The fair value of these assets was primarily based on Level 3 inputs.

Goodwill

        Changes in the net carrying amount of goodwill for 2013 and 2012, by reportable segment and other businesses, were as follows:

(In millions)	Pressure- sensitive Materials	Retail Branding and Information solutions	Other specialty converting businesses	Total

Goodwill as of December 31, 2011	$336.7	$419.1	$3.5	$759.3
Foreign currency translation adjustments	1.6	3.5	–	5.1

Goodwill as of December 29, 2012	338.3	422.6	3.5	764.4
Divestiture (1)	–	–	(3.5)	(3.5)
Acquisition adjustments	–	(.2)	–	(.2)
Translation adjustments	(3.9)	(5.7)	–	(9.6)

Goodwill as of December 28, 2013	$334.4	$416.7	$–	$751.1

(1)
See Note 2, "Discontinued Operations, Exit/Sale of Product Lines, Sale of Assets and Assets Held for Sale," for more information.

        The carrying amount of goodwill at December 28, 2013 and December 29, 2012 was net of accumulated impairment losses of $820 million, which were reported in the Retail Branding and Information Solutions segment.

Indefinite-Lived Intangible Assets

        The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trademarks, was $10.9 million and $11.1 million at December 28, 2013 and December 29, 2012, respectively.

        In conjunction with the preparation of our annual impairment test in the fourth quarter of 2012, we determined that the carrying value of our indefinite-lived intangible assets exceeded its fair value which resulted in a non-cash impairment charge of $7 million, which was recorded in "Other

41 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

expense, net" in the Consolidated Statements of Income. This charge was included in the Retail Branding and Information Solutions reportable segment. The fair value of these assets was primarily based on Level 3 inputs.

Finite-Lived Intangible Assets

        The following table sets forth our finite-lived intangible assets resulting from business acquisitions at December 28, 2013 and December 29, 2012, which continue to be amortized:

	2013			2012
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	$234.1	$164.6	$69.5	$234.7	$142.3	$92.4
Patents and other acquired technology	48.9	38.3	10.6	49.0	34.0	15.0
Trade names and trademarks	26.2	22.5	3.7	25.7	21.9	3.8
Other intangibles	12.4	11.1	1.3	12.4	9.7	2.7

Total	$321.6	$236.5	$85.1	$321.8	$207.9	$113.9

        The finite-lived intangible assets related to our OCP business were classified in the Consolidated Balance Sheets at year-end 2012 as "Assets held for sale." See Note 2, "Discontinued Operations, Exit/Sale of Product Lines, Sale of Assets and Assets Held for Sale," for more information.

        Amortization expense from continuing operations for finite-lived intangible assets resulting from business acquisitions was $28.5 million for 2013, $29.9 million for 2012, and $30.3 million for 2011.

        The estimated amortization expense from continuing operations for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

(In millions)	Estimated Amortization Expense

2014	$24.3
2015	20.9
2016	19.5
2017	10.0
2018	2.5

        As of December 28, 2013, the weighted-average amortization periods from the date of acquisition and weighted-average remaining useful lives of finite-lived intangible assets were as follows:

(In years)	Weighted-average Amortization Periods from the Date of Acquisition	Weighted-average Remaining Useful Life

Customer relationships	11	3
Patents and other acquired technology	13	3
Trade names and trademarks	12	6
Other intangibles	6	1

NOTE 4. DEBT AND CAPITAL LEASES

Short-Term Borrowings

        We had no outstanding short-term variable rate borrowings from commercial paper issuances at December 28, 2013, and $187 million outstanding (weighted-average interest rate of .4%) at December 29, 2012. A portion of our outstanding borrowings at December 29, 2012 was repaid using the net proceeds from the $250 million issuance of senior notes discussed below, as well as the net proceeds from divestitures.

Short-Term Credit Facilities

        In December 2011, we amended and restated our revolving credit facility (the "Revolver") with certain domestic and foreign banks, which reduced the amount available thereunder from $1 billion to $675 million. The amendment also extended the Revolver's maturity date to December 22, 2016, modified the minimum interest coverage financial covenant level, and adjusted pricing to reflect market conditions. The maturity date may be extended for one-year periods under certain circumstances as set forth in the agreement. Commitments under the Revolver may be increased by up to $250 million, subject to lender approval and customary requirements. Financing available under the Revolver is used as a back-up facility for our commercial paper issuances and can be used to finance other corporate requirements. In conjunction with the amendment, we recorded a debt extinguishment loss of $.7 million (included in "Other expense, net" in the Consolidated Statements of Income) in the fourth quarter of 2011 related to the unamortized debt issuance costs for the previous Revolver. No balances were outstanding under the Revolver as of December 28, 2013 or December 29, 2012. Commitment fees associated with this facility in 2013, 2012, and 2011 were $1.4 million, $1.4 million, and $2.5 million, respectively.

        Uncommitted lines of credit were approximately $371 million and $411 million at December 28, 2013 and December 29, 2012, respectively. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under uncommitted lines of credit were $73.9 million (weighted-average interest rate of 11.2%) and $81.1 million (weighted-average interest rate of 11.2%) at December 28, 2013 and December 29, 2012, respectively.

Notes to Consolidated Financial Statements

Long-Term Borrowings and Capital Leases

        Long-term debt, including its respective interest rates, and capital lease obligations at year-end consisted of the following:

(In millions)	2013	2012

Long-term debt and capital leases
Medium-term notes:
Series 1995 due 2015 through 2025	$50.0	$50.0
Long-term notes
Senior notes due 2013 at 4.9%	–	250.0
Senior notes due 2017 at 6.6%	249.6	249.4
Senior notes due 2020 at 5.4%	249.9	249.9
Senior notes due 2023 at 3.4%	249.7	–
Senior notes due 2033 at 6.0%	150.0	150.0
Capital lease obligations	3.0	4.8
Less amount classified as current	(1.6)	(251.9)

Total long-term debt and capital leases	$950.6	$702.2

        Our medium-term notes have maturities from 2015 through 2025 and accrue interest at an average fixed rate of 7.5%.

        Maturities of long-term debt and capital leases for each of the next five fiscal years and thereafter are expected to be as follows:

Year	(In millions)

2014 (classified as current)	$1.6
2015	5.7
2016	.2
2017	249.7
2018	.2
2019 and thereafter	694.8

        In April 2013, we issued $250 million of senior notes due April 2023. The notes bear an interest rate of 3.35% per year, payable semiannually in arrears. The net proceeds from the offering, after deducting underwriting discounts and offering expenses, were approximately $247.5 million and were used to repay a portion of the indebtedness outstanding under our commercial paper program during the second quarter of 2013.

        In January 2013, we repaid $250 million of senior notes due in 2013 using commercial paper borrowings.

Other

        Our various loan agreements require that we maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of December 28, 2013, we were in compliance with our financial covenants.

        Our total interest costs from continuing operations in 2013, 2012, and 2011 were $62.3 million, $76.2 million, and $75.9 million, respectively, of which $3.3 million, $3.3 million, and $4.8 million, respectively, were capitalized as part of the cost of assets.

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which include commercial paper and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.06 billion at December 28, 2013 and $1.31 billion at December 29, 2012. Fair value amounts were determined primarily based on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies."

NOTE 5. FINANCIAL INSTRUMENTS

As of December 28, 2013, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $4.4 million and $1.9 billion, respectively.

        We recognize all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges and foreign exchange contracts on existing balance sheet items as fair value hedges.

        The following table provides the fair value and balance sheet locations of derivatives as of December 28, 2013:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$3.1	Other accrued liabilities	$4.7
Commodity contracts	Other current assets	.1	Other accrued liabilities	–

		$3.2		$4.7

        The following table provides the fair value and balance sheet locations of derivatives as of December 29, 2012:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$10.0	Other accrued liabilities	$2.8
Commodity contracts			Other accrued liabilities	.9
Commodity contracts			Long-term retirement benefits and other liabilities	.1

		$10.0		$3.8

43 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

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

(In millions)	Location of Gain (Loss) in Income	2013	2012	2011

Foreign exchange contracts	Cost of products sold	$2.3	$–	$.5
Foreign exchange contracts	Marketing, general and administrative expense	(35.9)	17.8	(13.0)

		$(33.6)	$17.8	$(12.5)

Cash Flow Hedges

        For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of "Accumulated other comprehensive loss" and reclassified into earnings in the same period(s) during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings

        Gains (losses) recognized in "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2013	2012	2011

Foreign exchange contracts	$1.1	$(.9)	$.3
Commodity contracts	(.1)	(.9)	(3.3)

	$1.0	$(1.8)	$(3.0)

        Amounts reclassified from "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	Location of Gain (Loss) in Income	2013	2012	2011

Foreign exchange contracts	Cost of products sold	$.6	$(2.5)	$.9
Commodity contracts	Cost of products sold	(1.2)	(2.8)	(2.9)
Interest rate contracts	Interest expense	(.1)	(4.4)	(4.2)

		$(.7)	$(9.7)	$(6.2)

        The amount of gain or loss recognized in income related to the ineffective portion of, and the amount excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments was not material in 2013, 2012, or 2011.

        As of December 28, 2013, we expect a net gain of $.3 million to be reclassified from "Accumulated other comprehensive loss" to earnings within the next 12 months. See Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

        We sponsor a number of defined benefit plans, the benefits under some of which have been frozen, covering eligible employees in the U.S. and certain other countries. Benefits payable to an employee are based primarily on years of service and the employee's compensation during the course of his or her employment with us. While we have not expressed any intent to terminate these plans, we may do so at any time, subject to applicable laws and regulations.

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

        Employees who participated in our U.S. defined benefit plan, the Avery Dennison Pension Plan ("ADPP"), between December 1, 1986 and November 30, 1997, may also have a benefit under our Stock Holding and Retirement Enhancement Plan ("SHARE Plan"), a defined contribution plan. The ADPP is a floor offset plan that coordinates the amount of projected benefit obligation to an eligible participant with the SHARE Plan. The total benefit payable to an eligible participant equals the greater of the value of the participant's benefit from the ADPP or the value of the participant's SHARE Plan account. Lower than expected asset returns on the participant balances in the SHARE Plan may increase the projected benefit obligation under the ADPP. In the fourth quarter of 2013, we amended the SHARE Plan to require participants to make an early election of whether they want to (a) receive their assets in the SHARE Plan as a distribution, in which case their retirement benefit under the ADPP would be offset by the annuity equivalent of these assets, or (b) transfer their SHARE Plan assets to the ADPP and receive the full ADPP retirement benefit in annuity form, rather than wait to make such election upon termination of employment. The amendment resulted in an estimated actuarial loss of $21 million to the ADPP, which is subject to future amortization. This estimate will be adjusted by the end of 2014 to reflect the actual elections of participants.

Plan Assets

        During 2012, we transitioned the investment management of the ADPP assets to a liability driven investment (LDI) strategy. Under an LDI strategy, the assets are invested in a diversified portfolio that is split into two sub-portfolios: a growth portfolio and a liability hedging portfolio. The growth portfolio consists primarily of equity and high-yield fixed income securities. The liability hedging portfolio consists primarily of investment grade fixed income securities and cash, and is intended, over time, to more closely match the liabilities of the plan. The investment objective of the portfolio is to improve the funded status of the plan; as funded status reaches certain trigger points, the portfolio moves to a more conservative asset allocation by increasing the

Notes to Consolidated Financial Statements

allocation to the liability hedging portfolio. The current allocation is 51% in the growth portfolio and 49% in the liability hedging portfolio, subject to periodic fluctuations due to market movements. The plan assets are diversified across asset classes, striving to balance risk and return within the limits of prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended. Because many of the pension liabilities are long-term, the investment horizon is also long-term, but the investment plan must also ensure adequate near-term liquidity to fund benefit payments.

        Assets of our international plans are invested in accordance with local accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans combined is 37% in equity securities, 48% in fixed income securities and cash, and 15% in insurance contracts and other investments, subject to periodic fluctuations in these respective asset classes.

Fair Value Measurements

        The following is a description of the valuation methodologies used for assets measured at fair value:

        Cash is valued at nominal value. Money market funds are valued at net asset value ("NAV"). Mutual funds are valued at fair value as determined by quoted market prices, based upon the NAV of shares held by the plans at year-end. Pooled funds, which include real estate pooled funds and multi-asset common trust funds, are comprised of shares or units in funds that are not publicly traded and are valued at net unit value, as determined by the fund's trustees based on the underlying securities in the trust. Equities are valued at the closing price reported on the active market on which the individual securities are traded. Real estate investment trusts are valued based on quoted prices in active markets. Debt securities consist primarily of treasury securities and corporate bonds, which are valued using bid prices; observable market inputs to determine these prices include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids and offers. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus or minus investment returns and changes in cash flows. Pooled funds – alternative investments are investments in a fund of hedge funds and are valued monthly on a one-month lag. We assess information available to us to determine whether there are any material changes to values at the reporting date. As of the end of fiscal 2013, our investment in pooled funds – alternative investments was subject to a lock up period which ends in 2014, after which shares may be redeemed quarterly upon 65 days' notice.

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

        The following table sets forth, by level within the fair value hierarchy, U.S. plan assets (all in the ADPP) at fair value as of year-end 2013:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Cash	$15.8	$15.8	$–	$–
Liability hedging portfolio
Pooled funds – Corporate debt/agencies	332.7	–	332.7	–
Pooled funds – U.S. bonds, other fixed income	.4	–	.4	–

Total liability hedging portfolio	333.1	–	333.1	–

Growth portfolio (1)
Pooled funds – Global equities	60.0	–	60.0	–
Pooled funds – Global real estate investment trusts	45.8	–	45.8	–
Pooled funds – High yield bonds	65.2	–	65.2	–
Pooled funds – International	86.6	–	86.6	–
Pooled funds – U.S. equities	89.5	–	89.5	–
Pooled funds – Alternative investments	51.2	–	–	51.2

Total growth portfolio	398.3	–	347.1	51.2

Total U.S. plan assets at fair value	$747.2	$15.8	$680.2	$51.2

Other assets (2)	.2

Total U.S. plan assets	$747.4

(1)
"Pooled funds – International" excludes U.S. equity securities; "Pooled funds – Global equities" includes U.S. equity securities.
(2)
Included accrued recoverable taxes at year-end 2013.

45 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

        The following table presents a reconciliation of Level 3 for U.S. plan assets held during the year ended December 28, 2013:

Level 3 Assets
(In millions)	Pooled Funds – Alternative Investments

Balance at December 29, 2012	$–
Net realized and unrealized gain	1.2
Purchases	50.0
Settlements	–
Impact of changes in foreign currency exchange rates	–

Balance at December 28, 2013	$51.2

        The following table sets forth, by level within the fair value hierarchy, international plan assets at fair value as of year-end 2013:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Cash	$4.7	$4.7	$–	$–
Fixed income securities
Mutual funds	.3	.3	–	–
Pooled funds – Emerging markets bonds	6.2	–	6.2	–
Pooled funds – European bonds	193.8	–	193.8	–
Pooled funds – U.K. bonds	56.6	–	56.6	–
Pooled funds – Global bonds	3.3	–	3.3	–
Pooled funds – High yield bonds	6.7	–	6.7	–

Total fixed income securities	266.9	.3	266.6	–

Equity securities
Pooled funds – Emerging markets	20.9	–	20.9	–
Pooled funds – U.K.	17.2	–	17.2	–
Pooled funds – Global	151.3	–	151.3	–
Pooled funds – Real estate investment trusts	28.8	–	28.8	–

Total equity securities	218.2	–	218.2	–

Other investments
Pooled funds – Commodities	9.5	–	9.5	–
Pooled funds – Real estate	7.7	–	7.7	–
Pooled funds – Other	31.7	–	31.7	–
Insurance contracts	27.4	–	–	27.4

Total other investments	76.3	–	48.9	27.4

Total international plan assets at fair value	$566.1	$5.0	$533.7	$27.4

Other assets	.5

Total international plan assets	$566.6

Notes to Consolidated Financial Statements

        The following table presents a reconciliation of Level 3 for international plan assets held during the year ended December 28, 2013:

Level 3 Assets
(In millions)	Insurance Contracts

Balance at December 29, 2012	$27.8
Net realized and unrealized gain	.8
Purchases	2.4
Settlements	(6.7)
Transfers (1)	2.3
Impact of changes in foreign currency exchange rates	.8

Balance at December 28, 2013	$27.4

(1)
Includes transfers in Switzerland related to the OCP and DES divestitures.

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

(1)
"Pooled funds – International" excludes U.S. equity securities; "Pooled funds – Global equities" includes U.S. equity securities.
(2)
Included accrued recoverable taxes at year-end 2012.

47 Avery Dennison Corporation 2013 Annual Report

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

        The following table presents a reconciliation of Level 3 for international plan assets held during the year ended December 29, 2012:

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

        In November 2011, we made certain changes to our U.S. postretirement health benefit plan. As a result of these changes, we will no longer subsidize retiree medical premiums for eligible participants who retired after December 31, 2013. In addition, beginning January 1, 2012, retiree medical premiums for eligible participants who retired on or after January 1, 2007 were based on the claims expense of the retiree group, resulting in a higher premium rate for retirees and lower claims expense for us.

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

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between our asset classes, and the mix of active and passive investments. Additionally, current market conditions,

Notes to Consolidated Financial Statements

including interest rates, are evaluated and market data is reviewed for reasonability and appropriateness.

Healthcare Cost Trend Rate

        Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2014. This rate is expected to decrease to approximately 5% by 2018.

        A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One-percentage-point Increase	One-percentage-point Decrease

Effect on total of service and interest cost components	$.01	$(.01)
Effect on postretirement benefit obligations	.3	(.3)

Plan Balance Sheet Reconciliations

        The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss, for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits				U.S. Postretirement Health Benefits
	2013		2012		2013	2012
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in projected benefit obligations
Projected benefit obligations at beginning of year	$963.7	$597.6	$835.8	$519.5	$12.0	$12.4
Service cost	.4	13.0	.3	9.0	–	–
Interest cost	39.7	23.3	40.3	24.5	.3	.4
Participant contribution	–	4.1	–	4.1	1.2	1.2
Amendments (1)	19.9	–	–	–	–	–
Actuarial (gain) loss (2)	(59.8)	8.5	131.5	50.5	(.5)	1.7
Plan transfer (3)	5.7	7.1	2.0	.1	–	–
Benefits paid	(45.4)	(21.2)	(46.2)	(22.3)	(3.5)	(3.7)
Curtailments	9.5	(1.7)	–	–	(.4)	–
Settlements	–	(6.0)	–	–	–	–
Foreign currency translation	–	18.1	–	12.2	–	–

Projected benefit obligations at end of year	$933.7	$642.8	$963.7	$597.6	$9.1	$12.0

Accumulated benefit obligations at end of year	$933.7	$601.7	$961.4	$559.0

(1)
Amendments to the U.S. pension plan related to the SHARE plan.
(2)
Actuarial gain/loss in 2013 included an out-of-period adjustment of $15 million recorded in the fourth quarter of 2013 to properly state the balance sheet pension liability by increasing the projected benefit obligation as a result of a change from the historical method of projecting the SHARE Plan asset values. The corresponding adjustment affected other comprehensive income, with no impact to net income in 2013, and is subject to future amortization. The impact of this out-of-period adjustment was not considered material to the current or any previous financial statements.
(3)
Plan transfer for the U.S. represented a transfer from the Avery Dennison Corporation Employee Savings Plan. Plan transfers for the international plans include transfers in Switzerland and Germany related to the OCP and DES divestitures.

Plan Assets

	Pension Benefits				U.S. Postretirement Health Benefits
	2013		2012		2013	2012
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in plan assets
Plan assets at beginning of year	$648.5	$515.0	$551.2	$441.3	$–	$–
Actual return on plan assets	61.8	26.6	83.9	62.7	–	–
Plan transfer (1)	5.7	2.3	2.0	–	–	–
Employer contributions	76.8	28.9	57.6	19.4	2.3	2.5
Participant contributions	–	4.1	–	4.1	1.2	1.2
Benefits paid	(45.4)	(21.2)	(46.2)	(22.3)	(3.5)	(3.7)
Settlements	–	(6.0)	–	–	–	–
Foreign currency translation	–	16.9	–	9.8	–	–

Plan assets at end of year	$747.4	$566.6	$648.5	$515.0	$–	$–

(1)
Plan transfer for the U.S. represented a transfer from our savings plan. Plan transfers for the international plans include transfers in Switzerland related to the OCP and DES divestitures.

49 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

Funded Status

	Pension Benefits				U.S. Postretirement Health Benefits
	2013		2012		2013	2012
(In millions)	U.S.	Int'l	U.S.	Int'l

Funded status of the plans
Other assets	$–	$35.4	$–	$38.3	$–	$–
Other accrued liabilities	(3.6)	(2.7)	(3.9)	(2.1)	(2.2)	(2.7)
Long-term retirement benefits and other liabilities	(182.7)	(108.9)	(311.3)	(118.9)	(6.9)	(9.3)

Plan assets less than benefit obligations	$(186.3)	$(76.2)	$(315.2)	$(82.7)	$(9.1)	$(12.0)

	Pension Benefits						U.S. Postretirement Health Benefits
	2013		2012		2011		2013	2012	2011
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used for determining year-end obligations
Discount rate	4.85%	3.88%	4.00%	3.94%	4.75%	4.80%	3.45%	2.85%	3.75%
Rate of increase in future compensation levels	–	2.24	–	2.24	–	2.79	–	–	–

        The amount in non-current pension assets represents the net assets of our overfunded plans, which consist of a few international plans. The amounts in current and non-current pension liabilities represent the net obligations of our underfunded plans, which consist of all U.S. and several international plans.

        For U.S. and international plans combined, the projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1.25 billion and $953.7 million, respectively, at year-end 2013 and $1.27 billion and $829.2 million, respectively, at year-end 2012.

        For U.S. and international plans combined, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.22 billion and $938.6 million, respectively, at year-end 2013 and $1.24 billion and $816.5 million, respectively, at year-end 2012.

Accumulated Other Comprehensive Loss

        The following table sets forth the pretax amounts, including that of discontinued operations, recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

	Pension Benefits				U.S. Postretirement Health Benefits
	2013		2012		2013	2012
(In millions)	U.S.	Int'l	U.S.	Int'l

Net actuarial loss	$466.9	$129.5	$558.8	$131.4	$26.6	$29.9
Prior service cost (credit)	21.0	2.5	1.5	2.9	(26.2)	(43.3)
Net transition obligation	–	.5	–	.4	–	–

Net amount recognized in accumulated other comprehensive loss (income)	$487.9	$132.5	$560.3	$134.7	$.4	$(13.4)

        The following table sets forth the pretax amounts, including that of discontinued operations, recognized in "Other comprehensive loss (income)":

	Pension Benefits						U.S. Postretirement Health Benefits
	2013		2012		2011		2013	2012	2011
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Net actuarial (gain) loss	$(73.4)	$6.1	$93.5	$16.4	$133.6	$18.1	$(.9)	$1.7	$7.0
Prior service cost (credit)	19.9	–	–	–	–	–	–	–	(34.1)
Amortization of net actuarial loss and prior service cost (credit)	(18.9)	(8.3)	(15.3)	(3.3)	(8.9)	(3.8)	14.7	2.1	.6

Net amount recognized in other comprehensive (income) loss	$(72.4)	$(2.2)	$78.2	$13.1	$124.7	$14.3	$13.8	$3.8	$(26.5)

Notes to Consolidated Financial Statements

Plan Income Statement Reconciliations

        The following table sets forth the components of net periodic benefit cost, which are recorded in income from continuing operations, for our defined benefit plans:

	Pension Benefits						U.S. Postretirement Health Benefits
	2013		2012		2011		2013	2012	2011
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Service cost	$.4	$13.0	$.3	$9.1	$.3	$10.5	$–	$–	$1.3
Interest cost	39.7	23.3	40.3	24.5	40.2	26.3	.3	.5	1.7
Expected return on plan assets	(48.1)	(22.6)	(45.9)	(22.1)	(45.7)	(24.9)	–	–	–
Recognized actuarial loss	17.7	6.3	14.3	3.1	8.5	4.0	2.5	2.7	1.9
Amortization of prior service cost (credit)	.3	.5	.4	.4	.4	.4	(4.1)	(4.8)	(2.5)
Amortization of transition asset	–	(.1)	–	(.5)	–	(.5)	–	–	–
Recognized gain on curtailment (1)	–	(1.5)	–	–	–	(.2)	–	–	–
Recognized loss (gain) on settlement (2)	–	.5	.6	–	–	(.1)	–	–	–

Net periodic benefit cost (credit)	$10.0	$19.4	$10.0	$14.5	$3.7	$15.5	$(1.3)	$(1.6)	$2.4

(1)
Recognized gain on curtailment in 2013 related to a plan in Taiwan and was recorded in "Other expense, net" in the Consolidated Statements of Income.
(2)
Represented settlement events in the U.S. in 2012.

        In 2013, in connection with the sale of our OCP and DES businesses, we recognized a curtailment gain of $13.1 million associated with our postretirement health and welfare benefit plans, partially offset by curtailment and settlement losses of $10.4 million associated with our pension plans. The net gain of $2.7 million was recorded in "(Loss) income from discontinued operations, net of tax" in the Consolidated Statements of Income. Refer to Note 2, "Discontinued Operations, Exit/Sale of Product Lines, Sale of Assets and Assets Held for Sale," for more information on the sale.

        The following table sets forth the weighted-average assumptions used for determining net periodic cost:

	Pension Benefits						U.S. Postretirement Health Benefits
	2013		2012		2011		2013	2012	2011
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Discount rate	4.00%	3.94%	4.75%	4.80%	5.50%	5.24%	2.85%	3.75%	5.25%
Expected long-term rate of return on plan assets	8.00	4.78	8.00	4.95	8.00	5.48	–	–	–
Rate of increase in future compensation levels	–	2.24	–	2.79	–	2.95	–	–	–

Plan Contributions

        We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. In 2014, we expect to contribute approximately $4 million to our U.S. pension plans. We also expect to contribute approximately $17 million to our international pension plans, bringing our total expected contribution to our U.S. and international pension plans to approximately $21 million.

        We also expect to contribute approximately $2 million to our postretirement benefit plan in 2014.

Future Benefit Payments

        Anticipated future benefit payments, which reflect expected service periods for eligible participants, are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits

(In millions)	U.S.	Int'l

2014	$48.4	$20.7	$2.3
2015	49.6	21.0	1.7
2016	51.0	22.6	1.1
2017	53.2	22.9	.9
2018	70.1	23.8	.6
2019 – 2023	289.9	138.7	2.0

51 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

Estimated Amortization Amounts in Accumulated Other Comprehensive Loss

        Our estimates of fiscal year 2014 amortization of amounts included in "Accumulated other comprehensive loss" are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits

(In millions)	U.S.	Int'l

Net actuarial loss	$15.7	$5.3	$2.7
Prior service cost (credit)	1.2	.4	(3.3)
Net transition obligation	–	.1	–

Net amount to be recognized	$16.9	$5.8	$(.6)

Defined Contribution Plans

        We sponsor various defined contribution plans worldwide, with the largest plan being the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan available to our U.S. employees. Employees hired after December 31, 2008, who were no longer eligible to participate in our defined benefit pension plans and early retiree medical plan, received an enhanced employer matching contribution in the Savings Plan through December 31, 2010. Effective January 1, 2011, we increased and made uniform our matching contribution for all participants in the Savings Plan in connection with the freezing of benefits under the ADPP and Benefit Restoration Plan effective December 31, 2010.

        We recognized expense from continuing operations of $21 million, $19.8 million, and $19.3 million in 2013, 2012, and 2011, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

        We have deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earn specified and variable rates of return. As of year-end 2013 and 2012, we had accrued $128.6 million and $128.3 million, respectively, for our obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year-end 2013 and 2012, these obligations were secured by standby letters of credit of $3 million and $16 million, respectively. Proceeds from the insurance policies are payable to us upon the death of covered participants. The cash surrender value of these policies, net of outstanding loans, included in "Other assets" in the Consolidated Balance Sheets, was $204.6 million and $187.4 million at year-end 2013 and 2012, respectively.

        Our deferred compensation expense (gain) from continuing operations was $5.9 million, $7.1 million, and $(4.1) million for 2013, 2012, and 2011, respectively. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

        We maintain a Directors Deferred Equity Compensation Plan, which allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our stock option and incentive plan. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs. A director's DSUs are converted into shares of our common stock upon his or her resignation or retirement. Approximately .1 million DSUs were outstanding as of year-end 2013 and 2012, with an aggregate value of $5.5 million and $3.1 million, respectively.

NOTE 7. COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more are as follows:

Year	(In millions)

2014	$52.2
2015	41.9
2016	30.2
2017	17.2
2018	12.2
2019 and thereafter	53.1

Total minimum lease payments	$206.8

        Rent expense for operating leases from continuing operations, which includes maintenance and insurance costs and property taxes, was approximately $70 million in 2013, $75 million in 2012, and $84 million in 2011. Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below.

        On September 9, 2005, we completed a ten-year lease financing for a commercial facility located in Mentor, Ohio, used primarily for the North American headquarters and research center of our Materials group. The facility consists generally of land, buildings, and equipment. We lease the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor's debt of $11.5 million (collectively, the "Guarantee"). At the end of the lease term, we have the option to purchase or remarket the facility at an amount equivalent to the value of the Guarantee. If our estimated fair value (or estimated selling price) of the facility falls below the Guarantee, we would be required to pay the lessor a shortfall, which is an amount equivalent to the Guarantee less our estimated fair value. During the second quarter of 2011, we estimated a shortfall with respect to the Guarantee and began to recognize the shortfall on a straight-line basis over the remaining lease term. The carrying amount of the shortfall was approximately $19 million at December 28, 2013, which was included in "Long-term retirement benefits and other liabilities" in the Consolidated Balance Sheets.

        Refer to Note 4, "Debt and Capital Leases," for capital lease obligations.

NOTE 8. CONTINGENCIES

Legal Proceedings

        We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. We have accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are

Notes to Consolidated Financial Statements

unable to reasonably estimate a range of potential expenses. If information becomes available that allows us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters will be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental

        As of December 28, 2013, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a potentially responsible party ("PRP") at ten waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed. We are participating with other PRPs at these sites, and anticipate that our share of remediation costs will be determined pursuant to agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

        We have accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, and the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information becomes available that allows us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites will be addressed as they arise; until then, a range of expenses for such remediation cannot be determined.

        The activity in 2013 and 2012 related to environmental liabilities was as follows:

(In millions)	2013	2012

Balance at beginning of year	$32.5	$40.6
Charges (reversals), net	4.6	(3.1)
Payments	(7.5)	(5.0)

Balance at end of year	$29.6	$32.5

        As of December 28, 2013, approximately $10 million of the balance was classified as short-term and was included in "Other Accrued Liabilities" in the Consolidated Balance Sheets.

Guarantees

        We participate in receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. We guarantee the collection of the related receivables. At December 28, 2013, the outstanding amount guaranteed was approximately $6 million.

        Unused letters of credit (primarily standby) outstanding with various financial institutions were approximately $89 million at December 28, 2013.

NOTE 9. SHAREHOLDERS' EQUITY

Common Stock and Share Repurchase Program

        Our Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which our Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

        From time to time, our Board of Directors authorizes us to repurchase shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plan or used for other corporate purposes. In 2013, we repurchased approximately 6.6 million shares of our common stock at an aggregate cost of $283.5 million.

        On July 25, 2013, our Board of Directors authorized the repurchase of additional shares of our common stock in the total aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases). This authorization will remain in effect until shares totaling $400 million have been repurchased.

        On July 26, 2012, our Board of Directors authorized the repurchase of additional shares of our common stock in the total aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases). This authorization will remain in effect until shares totaling $400 million have been repurchased.

        As of December 28, 2013, shares of our common stock in the aggregate amount of approximately $455 million remained authorized for repurchase under these Board authorizations.

NOTE 10. LONG-TERM INCENTIVE COMPENSATION

Equity Awards

Stock-Based Compensation

        We maintain various stock option and incentive plans and grant our annual stock-based compensation awards to eligible employees in February and non-employee directors in May. Prior to 2013, these awards were granted to non-employee directors in April. Certain awards granted to retirement-eligible employees vest in full upon retirement; awards to these employees are accounted for as fully vested on the date of grant.

        Stock-based compensation expense from continuing operations and the total recognized tax benefit related to this expense for the years 2013, 2012, and 2011 were as follows:

(In millions)	2013	2012	2011

Stock-based compensation expense	$32.3	$35.8	$36.4
Tax benefit	10.8	12.5	12.5

        This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

        As of December 28, 2013, we had approximately $57 million of unrecognized compensation expense from continuing operations related to unvested stock options, PUs, MSUs, and RSUs. The unrecognized compensation expense is expected to be recognized

53 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

over the remaining weighted-average requisite service period of approximately two years for each of these awards.

Stock Options

        Stock options granted to non-employee directors and employees may be granted at no less than 100% of the fair market value of our common stock on the date of the grant. Options generally vest ratably over a three-year period for non-employee directors and over a four-year period for employees. Options expire ten years from the date of grant.

        The fair value of our stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options:

        Risk-free interest rate is based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term.

        Expected stock price volatility represents an average of the implied and historical volatility.

        Expected dividend yield is based on the current annual dividend divided by the 12-month average of our monthly stock price prior to grant.

        Expected option term is determined based on historical experience under our stock option and incentive plans.

        The weighted-average fair value per share of options granted during 2013 was $6.97, compared to $7.08 for 2012, and $9.45 for 2011.

        The underlying weighted-average assumptions used were as follows:

	2013	2012	2011

Risk-free interest rate	1.04%	1.82%	2.22%
Expected stock price volatility	27.17%	32.81%	30.70%
Expected dividend yield	3.40%	3.30%	2.76%
Expected option term	6.2 years	6.0 years	6.2 years

        The following table sets forth stock option information related to our stock option and incentive plans during 2013:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in millions)

Outstanding at December 29, 2012	11,376.9	$43.93	5.59	$28.0
Granted	.8	40.33
Exercised	(1,668.1)	27.01
Forfeited or expired	(1,818.4)	51.19

Outstanding at December 28, 2013	7,891.2	$45.85	4.27	$69.0
Options vested and expected to vest at December 28, 2013	7,608.9	46.30	4.15	64.2
Options exercisable at December 28, 2013	6,230.4	$49.08	3.41	$40.8

        The total intrinsic value of stock options exercised was $26.1 million in 2013, $3.8 million in 2012, and $2.9 million in 2011. Cash received by us from the exercise of these stock options was approximately $44.8 million in 2013, $10.2 million in 2012, and $3.9 million in 2011. The tax benefit associated with these exercised options was $8.5 million in 2013, $1.3 million in 2012, and $.9 million in 2011. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Performance Units ("PUs")

        PUs are granted under our stock option and incentive plan to certain of our eligible employees. PUs are payable in shares of our common stock at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based upon the probability of achievement of performance objectives. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant.

        We exceeded the target level for certain performance objectives established for the 2010-2012 performance period, which resulted in an overall payout of 117% of target for the PUs granted in 2010. These awards were paid in the first quarter of 2013.

        The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 29, 2012	1,001.2	$35.20
Granted at target	208.5	52.93
Granted for above-target performance (1)	57.5	30.87
Vested	(328.8)	29.71
Forfeited/cancelled	(143.2)	37.78

Unvested at December 28, 2013	795.2	$41.32

(1)
Reflects awards granted in excess of target as a result of our achieving above-target performance for the 2010 - 2012 performance period.

Market-Leveraged Stock Units ("MSUs")

        In 2013, in lieu of stock options and RSUs, we began granting performance-based MSUs, which vest ratably over a four-year period. Although dividend equivalents accrue on MSUs during the vesting period, they are earned and paid only at vesting. The number of MSU shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches

Notes to Consolidated Financial Statements

was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility assumptions and other assumptions, to estimate the probability of achieving the performance objective established for the award.

        The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 29, 2012	–	$–
Granted at target	346.6	51.40
Vested	–	–
Forfeited/cancelled	(16.5)	51.56

Unvested at December 28, 2013	330.1	$51.40

Restricted Stock Units ("RSUs")

        RSUs granted under our stock option and incentive plan usually vest ratably over a period of three years for non-employee directors and four years for employees provided that directorship or employment continues through the applicable vesting date. If the condition is not met, unvested RSUs are generally forfeited.

        The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 29, 2012	1,352.2	$29.68
Granted	59.9	38.72
Vested	(548.6)	29.06
Forfeited/cancelled	(182.5)	29.77

Unvested at December 28, 2013	681.0	$31.06

Cash Awards

Long-Term Incentive Units

        In 2012, we began granting long-term incentive units ("LTI units") under our long-term incentive unit plan to certain eligible employees. LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.

        In 2013, we also began granting cash-based awards in the form of performance and market-leveraged LTI Units to eligible employees. Performance LTI Units are payable in cash at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the performance period. Market-leveraged LTI Units are payable in cash and vest ratably over a period of four years. The number of performance and market-leveraged LTI Units earned at vesting is adjusted upward or downward based upon the probability of achieving the performance objectives established for the respective award and the actual number of units issued can range from 0% to 200% of the target units subject to vesting. The performance and market-leveraged LTI Units are remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end over their respective performance periods. The compensation expense related to performance LTI Units is amortized on a straight-line basis over their respective performance period. The compensation expense related to market-leveraged LTI Units is amortized on a graded-vesting basis over their respective performance periods.

        The compensation expense from continuing operations related to these units was $6.3 million and $1.9 million for the years ended December 28, 2013 and December 29, 2012, respectively. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to these units was $3.2 million and $.5 million for the years December 28, 2013 and December 29, 2012.

NOTE 11. COST REDUCTION ACTIONS

2012 Program

        In 2013, we recorded $40.3 million in restructuring charges, net of reversals, related to the restructuring program we initiated in 2012 (the "2012 Program"), which consisted of severance and related costs for the reduction of approximately 1,400 positions, lease and other contract cancellation costs, and asset impairment charges.

        In 2012, we recorded $56.4 million in restructuring charges, net of reversals, related to our 2012 Program, which consisted of severance and related costs for the reduction of approximately 1,060 positions, lease cancellation costs, and asset impairment charges.

        No employees impacted by the 2012 Program remained employed with us as of December 28, 2013.

2011 Actions

        In 2011, we recorded approximately $45 million in restructuring charges, net of reversals, including charges for discontinued operations, consisting of severance and related costs for the reduction of approximately 910 positions, asset impairment charges, and lease cancellation costs. No employees impacted by these actions remained employed with us as of December 29, 2012.

        Accruals for severance and related costs and lease and other contract cancellation costs were included in "Other accrued liabilities" in the Consolidated Balance Sheets. For assets that were not disposed, impairments were based on the estimated market value of the assets.

55 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

        During 2013, restructuring charges and payments were as follows:

(In millions)	Accrual at December 29, 2012	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 28, 2013

2012 Program
Severance and related costs	$20.7	$27.2	$(41.0)	$–	$(.3)	$6.6
Lease and other contract cancellation costs	.1	3.4	(3.3)	–	–	.2
Asset impairment charges	–	9.7	–	(9.7)	–	–
2011 Actions
Severance and related costs	.1	–	(.1)	–	–	–

Total	$20.9	$40.3	$(44.4)	$(9.7)	$(.3)	$6.8

        During 2012, restructuring charges and payments, including those for discontinued operations, were as follows:

(In millions)	Accrual at December 31, 2011	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 29, 2012

2012 Program
Severance and related costs	$–	$50.7	$(30.5)	$–	$.5	$20.7
Lease cancellation costs	–	.1	–	–	–	.1
Asset impairment charges	–	6.9	–	(6.9)	–	–
2011 Actions
Severance and related costs	12.7	(1.1)	(11.7)	–	.2	.1
Lease cancellation costs	1.8	(.2)	(1.6)	–	–	–
Q3 2010 – Q42010 Actions
Severance and related costs	.2	–	(.2)	–	–	–

Total	$14.7	$56.4	$(44.0)	$(6.9)	$.7	$20.9

        The table below shows the total amount of costs incurred by reportable segment and other businesses in connection with these restructuring actions for the periods shown below. Restructuring costs in continuing operations were included in "Other expense, net" in the Consolidated Statements of Income.

(In millions)	2013	2012	2011

Restructuring costs by reportable segment and other businesses
Pressure-sensitive Materials	$10.8	$34.1	$19.7
Retail Branding and Information Solutions	28.5	17.8	19.4
Other specialty converting businesses	.1	.9	–
Corporate	.9	3.0	4.8

Continuing operations	40.3	55.8	43.9

Discontinued operations	–	.6	1.3

	$40.3	$56.4	$45.2

        Subsequent to the end of the fiscal year 2013, in January 2014, we announced our intent to close an older manufacturing facility in the Netherlands and consolidate those operations with the operations of another existing facility in Germany. This restructuring action is anticipated to result in a reduction of approximately 110 positions from our Pressure-sensitive Materials segment.

NOTE 12. TAXES BASED ON INCOME

        Taxes based on income (loss) were as follows:

(In millions)	2013	2012	2011

Current:
U.S. federal tax	$1.9	$(18.7)	$(8.6)
State taxes	.3	(2.4)	(1.1)
International taxes	107.3	101.2	78.4

	109.5	80.1	68.7

Deferred:
U.S. federal tax	(11.2)	9.5	(6.8)
State taxes	1.3	(9.3)	(1.4)
International taxes	19.2	(.3)	11.0

	9.3	(.1)	2.8

Provision for income taxes	$118.8	$80.0	$71.5

Notes to Consolidated Financial Statements

        The principal items accounting for the difference between taxes computed at the U.S. statutory rate and taxes recorded were as follows:

(In millions)	2013	2012	2011

Computed tax at 35% of income before taxes	$127.1	$83.1	$74.5
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	2.4	1.1	(2.4)
Foreign earnings taxed at different rates (1)(2)	(14.7)	11.8	2.3
Valuation allowance	(4.3)	(23.6)	7.0
Corporate owned life insurance	(6.9)	(5.5)	(5.1)
U.S. federal research and development tax credits	(7.0)	–	(4.6)
Tax contingencies and audit settlements	23.1	9.4	2.9
Expiration of carryforward items	2.5	4.8	.4
Other items, net	(3.4)	(1.1)	(3.5)

Provision for income taxes	$118.8	$80.0	$71.5

(1)
Included foreign earnings taxed in the U.S., net of credits, for all years.
(2)
Included $12.1 million and $11.2 million of expense related to the accrual of U.S. taxes on certain foreign earnings for 2013 and 2012, respectively. For 2011, there was no such accrual.

        Income (loss) from continuing operations before taxes from our U.S. and international operations was as follows:

(In millions)	2013	2012	2011

U.S.	$(36.2)	$(125.7)	$(81.8)
International	399.3	363.3	295.0

Income from continuing operations before taxes	$363.1	$237.6	$213.2

        The effective tax rate for continuing operations was 32.7%, 33.7%, and 33.5% for fiscal years 2013, 2012, and 2011, respectively. The 2013 effective tax rate for continuing operations reflected $11 million of benefit for adjustments to federal income tax, primarily due to the enactment of the American Taxpayer Relief Act of 2012 ("ATRA"), and $18.8 million of net expense on changes in certain tax reserves and valuation allowances. Additionally, the effective tax rate for 2013 reflected a benefit of $11.2 million from favorable tax rates on certain earnings from our operations in lower-tax jurisdictions throughout the world, offset by $12.1 million of expense related to the accrual of U.S. taxes on certain foreign earnings. The 2012 effective tax rate for continuing operations reflected $6.2 million of benefit from the release of a valuation allowance on certain state tax credits and $11.2 million of expense related to the accrual of U.S. taxes on certain foreign earnings. Additionally, the effective tax rate for 2012 was negatively impacted by approximately $5 million from the statutory expiration of federal research and development tax credits on December 31, 2011. The 2011 effective tax rate for continuing operations reflected $7 million of expense for increases in valuation allowances and $2.8 million of expense from the settlement of foreign tax audits.

        On January 2, 2013, ATRA was enacted, retrospectively extending the federal research and development credit for amounts paid or incurred after December 31, 2011 and before January 1, 2014. The retroactive effects were recognized in the first quarter of 2013. ATRA also retroactively extended the controlled foreign corporation ("CFC") look-through rule that had expired on December 31, 2011. For periods in which the look-though rule is effective, certain dividends, interest, rents, and royalties received or accrued by a CFC of a U.S. multinational enterprise from a related CFC are excluded from U.S. federal income tax. The retroactive effect of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results after taking into consideration tax accruals related to our repatriation assertions. The extensions of the CFC look-through rule and the research and development credit expired on December 31, 2013.

        Deferred income taxes have not been provided on approximately $2.1 billion of undistributed earnings of foreign subsidiaries as of December 28, 2013 since these amounts are intended to be indefinitely reinvested in foreign operations. It is not practicable to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits would likely be available to reduce federal income taxes in the event of distribution. In making this assertion, we evaluate, among other factors, the profitability of our U.S. and foreign operations and the need for cash within and outside the U.S., including cash requirements for capital improvements, acquisitions, market expansion, and stock repurchase programs.

        Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2013	2012

Accrued expenses not currently deductible	$44.7	$80.3
Net operating losses	306.2	323.8	(1)
Tax credit carryforwards	129.2	118.0
Capital loss carryforward	–	6.0
Postretirement and postemployment benefits	100.8	107.9
Pension costs	95.7	146.1
Inventory reserves	8.6	12.1
Other assets	6.2	2.7
Valuation allowance	(59.0)	(69.3	) (1)

Total deferred tax assets (2)	632.4	727.6

Depreciation and amortization	(127.8)	(166.7)
Repatriation accrual	(52.9)	(20.3)
Foreign operating loss recapture	(136.5)	(136.5)
Other liabilities	(1.8)	(3.1	) (1)

Total deferred tax liabilities (2)	(319.0)	(326.6)

Total net deferred tax assets	$313.4	$401.0

(1)
The presentation for 2012 was revised to conform to the presentation shown for 2013. The revision was immaterial having no impact on total net deferred tax assets but resulted in a decrease of $33.4 million, $27.9 million, and $5.5 million in net operating losses, valuation allowance, and other liabilities, respectively.
(2)
Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.

        A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance at December 28, 2013 and December 29, 2012 was $59 million and $69.3 million, respectively. In 2013, we recognized $4.3 million as a tax benefit in continuing operations with the remaining $6 million primarily impacting discontinued operations.

        Net operating loss carryforwards of foreign subsidiaries at December 28, 2013 and December 29, 2012 were $1.06 billion and $1.14 billion, respectively. If unused, foreign net operating losses of

57 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

$42.8 million would expire between 2014 and 2017, and $77.5 million would expire after 2017. Net operating losses of $944.8 million can be carried forward indefinitely. Based on current projections, certain indefinite-lived foreign net operating losses may take approximately 50 years to be fully utilized. Tax credit carryforwards of both domestic and foreign subsidiaries at December 28, 2013 and December 29, 2012 totaled $129.2 million and $118 million, respectively. If unused, tax credit carryforwards of $3.4 million would expire between 2014 and 2016, $87.2 million would expire between 2017 and 2021, and $30.1 million would expire after 2021. Tax credit carryforwards of $8.5 million can be carried forward indefinitely.

        With the expiration of our tax holiday in Bangladesh during 2013, tax holidays did not have a material effect on our 2013 results. We do not anticipate the expected expiration of our remaining tax holidays in Thailand and Vietnam between 2014 and 2016 to have a material effect on our effective tax rate, operating results, or financial condition.

Unrecognized Tax Benefits

        As of December 28, 2013, our unrecognized tax benefits totaled $137.2 million, $96.7 million of which, if recognized, would reduce the annual effective income tax rate. As of December 29, 2012, our unrecognized tax benefits totaled $121.6 million, $82.8 million of which, if recognized, would reduce the annual effective income tax rate.

        Where applicable, we recognize potential accrued interest and penalties related to unrecognized tax benefits from our global operations in income tax expense. We recognized expense of $2.7 million, $5.5 million, and $2.7 million in the Consolidated Statements of Income in 2013, 2012, and 2011, respectively. We have accrued $29.2 million and $29.1 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 28, 2013 and December 29, 2012, respectively.

        A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below:

(In millions)	2013	2012

Balance at beginning of year	$121.6	$120.3
Additions based on tax positions related to the current year	20.1	15.7
Additions for tax positions of prior years	8.3	.6
Reductions for tax positions of prior years:
Changes in judgment	(4.0)	(5.6)
Settlements	(2.6)	(2.3)
Lapses and statute expirations	(6.2)	(4.4)
Changes due to translation of foreign currencies	–	(2.7)

Balance at end of year	$137.2	$121.6

        The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant risks, facts, and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the date the 2013 financial statements are being issued, we and our U.S. subsidiaries have completed the Internal Revenue Service's Compliance Assurance Process Program through 2012. We are subject to routine tax examinations in other jurisdictions. With a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2006.

        It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $20 million, primarily as a result of closing tax years.

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

        We do not disclose total assets by reportable segment since we do not produce and review such information internally. We do not disclose revenues from external customers for each product because it is impracticable to do so. As our reporting structure is not organized or reviewed internally by country, results by individual country are not provided.

(In millions)	2013	2012	2011

Net sales to unaffiliated customers
Pressure-sensitive Materials	$4,455.0	$4,257.6	$4,261.0
Retail Branding and Information Solutions	1,611.1	1,535.0	1,510.1
Other specialty converting businesses	73.9	70.9	73.8

Net sales to unaffiliated customers	$6,140.0	$5,863.5	$5,844.9

Intersegment sales
Pressure-sensitive Materials	$64.6	$60.9	$59.5
Retail Branding and Information Solutions	2.4	3.8	3.3
Other specialty converting businesses	3.6	.8	.7

Intersegment sales	$70.6	$65.5	$63.5

Income from continuing operations before taxes
Pressure-sensitive Materials	$442.8	$359.7	$349.1
Retail Branding and Information Solutions	81.7	53.3	42.1
Other specialty converting businesses	(8.3)	(16.2)	(12.5)
Corporate expense	(94.1)	(86.3)	(94.4)
Interest expense	(59.0)	(72.9)	(71.1)

Income from continuing operations before taxes	$363.1	$237.6	$213.2

Capital expenditures
Pressure-sensitive Materials	$81.1	$64.8	$71.2
Retail Branding and Information Solutions	42.4	24.7	24.2
Other specialty converting businesses	1.2	3.4	3.5

Capital expenditures	$124.7	$92.9	$98.9

Notes to Consolidated Financial Statements

(In millions)	2013	2012	2011

Depreciation and amortization expense
Pressure-sensitive Materials	$113.5	$112.8	$119.1
Retail Branding and Information Solutions	86.7	93.9	96.5
Other specialty converting businesses	4.1	4.3	4.4

Depreciation and amortization expense	$204.3	$211.0	$220.0

Other expense, net by reportable segment and other businesses
Pressure-sensitive Materials	$10.8	$33.5	$20.1
Retail Branding and Information Solutions	20.0	24.8	17.8
Other specialty converting businesses	.1	4.8	–
Corporate	5.7	5.7	13.7

Other expense, net	$36.6	$68.8	$51.6

Other expense, net by type
Restructuring costs:
Severance and related costs	$27.2	$49.3	$35.0
Asset impairment charges and lease and other contract cancellation costs	13.1	6.5	8.9
Other items:
Charitable contribution to Avery Dennison Foundation	10.0	–	–
Indefinite-lived intangible asset impairment charge	–	7.0	–
Gain on sale of product line	–	(.6)	–
Gain on sale of assets	(17.8)	–	–
Loss from debt extinguishment	–	–	.7
Gain from curtailment of pension obligation	(1.6)	–	–
Legal settlements	2.5	–	(1.2)
Product line exits	–	3.9	–
Divestiture-related costs (1)	3.2	2.7	8.2

Other expense, net	$36.6	$68.8	$51.6

(1)
Represents only the portion allocated to continuing operations.

        Revenues in our continuing operations by geographic area are set forth below. Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in our business.

(In millions)	2013	2012	2011

Net sales to unaffiliated customers
U.S.	$1,537.6	$1,528.3	$1,473.0
Europe	1,958.4	1,851.1	1,994.8
Asia	1,823.5	1,627.6	1,526.9
Latin America	515.6	501.2	489.9
Other international	304.9	355.3	360.3

Net sales to unaffiliated customers	$6,140.0	$5,863.5	$5,844.9

        Property, plant and equipment, net, in our U.S. and international operations are set forth below.

(In millions)	2013	2012	2011

Property, plant and equipment, net
U.S.	$279.6	$340.2	$370.5
International	642.9	675.3	708.9

Property, plant and equipment, net	$922.5	$1,015.5	$1,079.4

59 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

NOTE 14. QUARTERLY FINANCIAL INFORMATION (Unaudited)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2013
Net sales	$1,498.9	$1,552.3	$1,504.9	$1,583.9
Gross profit	401.7	417.5	402.2	416.3
Income from continuing operations	66.8	70.8	62.0	44.7
Loss from discontinued operations, net of tax	(9.0)	(2.0)	(15.5)	(2.0)
Net income	57.8	68.8	46.5	42.7
Net income (loss) per common share:
Continuing operations	.67	.71	.63	.46
Discontinued operations	(.09)	(.02)	(.16)	(.02)
Net income per common share	.58	.69	.47	.44
Net income (loss) per common share, assuming dilution:
Continuing operations	.66	.70	.62	.45
Discontinued operations	(.09)	(.02)	(.15)	(.02)
Net income per common share, assuming dilution	.57	.68	.47	.43

2012
Net sales	$1,443.0	$1,490.4	$1,447.0	$1,483.1
Gross profit	377.1	388.1	381.0	382.0
Income from continuing operations	44.6	49.1	35.9	28.0
(Loss) income from discontinued operations, net of tax	(.7)	15.1	22.4	21.0
Net income	43.9	64.2	58.3	49.0
Net income per common share:
Continuing operations	.42	.47	.36	.28
Discontinued operations	–	.15	.22	.21
Net income per common share	.42	.62	.58	.49
Net income (loss) per common share, assuming dilution:
Continuing operations	.42	.47	.35	.28
Discontinued operations	(.01)	.15	.22	.20
Net income per common share, assuming dilution	.41	.62	.57	.48

Notes to Consolidated Financial Statements

        "Other expense, net" is presented by type for each quarter below:

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2013
Restructuring costs:
Severance and related costs	$6.8	$5.4	$8.7	$6.3
Asset impairment, lease and other contract cancellation charges	1.3	2.4	8.0	1.4
Other items:
Charitable contribution to Avery Dennison Foundation	–	–	10.0	–
Gain on sale of assets	(1.3)	(10.9)	(.5)	(5.1)
Gain from curtailment of pension obligation	–	–	(1.6)	–
Legal settlement	–	2.5	–	–
Divestiture-related costs (1)	.7	.3	1.1	1.1

Other expense, net	$7.5	$(.3)	$25.7	$3.7

2012
Restructuring costs:
Severance and related costs	$5.7	$9.8	$17.6	$16.2
Asset impairment and lease cancellation charges	1.5	.4	1.5	3.1
Other items:
Indefinite-lived intangible asset impairment charge	–	–	–	7.0
Gain on sale of product line	–	(.6)	–	–
Product line exits	–	–	2.1	1.8
Divestiture-related costs (1)	.4	1.6	.7	–

Other expense, net	$7.6	$11.2	$21.9	$28.1

(1)
Represents only the portion allocated to continuing operations.

NOTE 15. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 28, 2013:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$17.7	$7.6	$10.1	$–
Short-term investments	114.5	–	114.5	–
Derivative assets	3.2	.1	3.1	–
Liabilities
Derivative liabilities	$4.7	$–	$4.7	$–

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 29, 2012:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$18.6	$9.3	$9.3	$–
Derivative assets	10.0	–	10.0	–
Liabilities
Derivative liabilities	$3.8	$1.0	$2.8	$–

61 Avery Dennison Corporation 2013 Annual Report

Notes to Consolidated Financial Statements

        Trading securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using net asset value. As of December 28, 2013, trading securities of $.3 million and $17.4 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of December 29, 2012, trading securities of $.9 million and $17.7 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Short-term investments are comprised of commercial paper and are measured at fair value using broker quoted prices. As of December 28, 2013, short-term investments were included in "Cash and cash equivalents." Derivatives that are exchange-traded are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. Derivatives measured based on inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy.

Non-recurring Fair Value Measurements

        During 2013, long-lived assets with carrying amounts totaling $8.3 million were written down to their fair value of $4.8 million, resulting in an impairment charge of $3.5 million, which was included in "Other expense, net" in the Consolidated Statements of Income. The fair value was based on the sale price of the assets, less estimated broker fees, which are primarily Level 3 inputs.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15(d)-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework (1992), management has concluded that internal control over financial reporting was effective as of December 28, 2013. Management's assessment of the effectiveness of internal control over financial reporting as of December 28, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Dean A. Scarborough Dean A. Scarborough Chairman, President and Chief Executive Officer	/s/ Mitchell R. Butier Mitchell R. Butier Senior Vice President and Chief Financial Officer

63 Avery Dennison Corporation 2013 Annual Report

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AVERY DENNISON CORPORATION:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at December 28, 2013 and December 29, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP
Los Angeles, California February 26, 2014

Corporate
Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Los Angeles, California

Registrar and Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(888) 682-5999
(720) 864-4993 (international)
(855) 627-5080 (hearing impaired)
https://investor.broadridge.com

Annual Meeting

        Our Annual Meeting of Stockholders will be held at 1:30 p.m. on April 24, 2014 at the Hilton Hotel, 100 West Glenoaks Boulevard, Glendale, California 91202.

The Direct Share Purchase and Sale Program

        Shareholders of record may reinvest their cash dividends in additional shares of Avery Dennison common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in Avery Dennison common stock at market price. Avery Dennison investors not yet participating in the program, as well as brokers and custodians who hold Avery Dennison common stock for clients, may obtain a copy of the program by contacting Broadridge Corporate Issuer Solutions, Inc.

Direct Deposit of Dividends

        Avery Dennison shareholders may receive their quarterly dividend payments by direct deposit into their checking or savings accounts. For more information, contact Broadridge Corporate Issuer Solutions, Inc.

Other Information

        We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for fiscal year 2013 filed with the Securities and Exchange Commission ("SEC"), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We submitted to the New York Stock Exchange ("NYSE") our annual written affirmation, along with the Chief Executive Officer's certificate that he is not aware of any violation by the Company of NYSE's corporate governance listing standards, on April 29, 2013.

        A copy of our Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary. Copies may also be downloaded from our investor website at www.investors.averydennison.com.

Corporate Headquarters and Mailing Address

Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203
Phone: (626) 304-2000
Fax: (626) 304-2251

Stock and Dividend Data

Our common stock is listed on the NYSE.
Ticker symbol: AVY

	2013		2012
	High	Low	High	Low

Market Price
First Quarter	$43.58	$34.92	$31.03	$27.15
Second Quarter	44.46	40.13	32.42	26.38
Third Quarter	46.15	42.76	32.04	27.22
Fourth Quarter	50.65	42.28	34.97	29.55

(1)
Prices shown represent the highest and lowest closing prices during the period.

	2013	2012

Dividends per Common Share
First Quarter	$.27	$.27
Second Quarter	.29	.27
Third Quarter	.29	.27
Fourth Quarter	.29	.27
	$1.14	$1.08

Number of shareholders of record as of year-end	6,339	6,745

65 Avery Dennison Corporation 2013 Annual Report

QuickLinks

  Exhibit 13
  ORGANIZATION OF INFORMATION
  NON-GAAP FINANCIAL MEASURES
  OVERVIEW AND OUTLOOK
  ANALYSIS OF RESULTS OF OPERATIONS
  RESULTS OF OPERATIONS BY REPORTABLE SEGMENT
  FINANCIAL CONDITION
  CRITICAL ACCOUNTING POLICIES AND ESTIMATES
  RECENT ACCOUNTING REQUIREMENTS
  MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT
  STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS
  MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING