Form 10-K, Exhibit 13
period 2015-01-03
Avery Dennison Corp
filed 2015-02-25
CIK 8818

Use these links to rapidly review the document
ORGANIZATION OF INFORMATION

EXHIBIT 13

	Segment	Segment	Segment
	Pressure-sensitive Materials	Retail Branding and Information Solutions	Vancive Medical Technologies

BUSINESSES	Materials Group	Retail Branding and Information Solutions	Vancive Medical Technologies

2014 SALES IN MILLIONS	$4,658	$1,592	$81

% OF SALES	74%	25%	1%

GLOBAL BRAND	Avery Dennison®	Avery Dennison® Monarch®	Vancive Medical Technologies®

DESCRIPTION	The technologies and materials of our Pressure-sensitive Materials businesses enhance brands' shelf, store and street appeal; inform shoppers of ingredients; protect brand security; improve operational efficiency; and provide visual information that enhances safety	RBIS provides intelligent, creative, and sustainable solutions that elevate brands and accelerate performance through the global retail supply chain	Vancive Medical Technologies delivers advanced medical tapes, films and technologies with its partners to help improve the patient experience, accelerate operational efficiencies, and manage the costs of providing quality patient care and improving outcomes

PRODUCTS/SOLUTIONS	Pressure-sensitive labeling materials; packaging materials and solutions; roll-fed sleeve; performance polymer adhesives and engineered films; graphic imaging media; reflective materials; pressure-sensitive tapes for automotive, building and construction; electronics and industrial applications; diaper tapes and closures	Creative services; brand embellishments; graphic tickets; tags and labels; sustainable packaging; inventory visibility and loss prevention solutions; data management services; price tickets; printers and scanners; radio-frequency identification (RFID) inlays; fasteners; brand protection and security solutions	Skin-contact adhesives; surgical, wound care, ostomy and securement products; medical barrier films; wearable sensor technology

MARKET SEGMENTS	Food; beverage; wine and spirits; home and personal care products; pharmaceuticals; durables; fleet vehicle/automotive; architectural/ retail; promotional/advertising; traffic; safety; transportation original equipment manufacturing; personal care; electronics; building and construction	Apparel manufacturing and retail supply chain; food service and supply chain; hard goods and supply chain; pharmaceutical supply chain; logistics	Medical and healthcare

CUSTOMERS	Label converters; package designers; packaging engineers and manufacturers; industrial manufacturers; printers; distributors; designers; advertising agencies; government agencies; sign manufacturers; graphic vendors; tape converters; original equipment manufacturers; construction firms; personal care product manufacturers	Apparel brands; manufacturers and retailers; food service, grocery and pharmaceutical supply chains; consumer goods brands; manufacturers and retailers; automotive manufacturers; transportation companies	Medical products and device manufacturers

WEBSITES	www.label.averydennison.com www.graphics.averydennison.com www.tapes.averydennison.com www.reflectives.averydennison.com	www.rbis.averydennison.com www.rfid.averydennison.com	www.vancive.averydennison.com

LEADERS	Mitchell R. Butier, President, Chief Operating Officer and Chief Financial Officer	R. Shawn Neville, President, Retail Branding and Information Solutions	Howard Kelly, Vice President and General Manager, Vancive Medical Technologies

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

        Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 3, 2015 and include, but are not limited to, risks and uncertainties relating to the following: fluctuations in demand affecting sales to customers; worldwide and local economic conditions; fluctuations in currency exchange rates and other risks associated with foreign operations, including in emerging markets; the financial condition and inventory strategies of customers; changes in customer preferences; fluctuations in cost and availability of raw materials; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; the impact of competitive products and pricing; loss of significant contracts or customers; collection of receivables from customers; selling prices; business mix shift; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; integration of acquisitions and completion of potential dispositions; amounts of future dividends and share repurchases; customer and supplier concentrations; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems including cyber-attacks or other intrusions to network security; successful installation of new or upgraded information technology systems; data security breaches; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest and tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; fluctuations in pension, insurance, and employee benefit costs; impact of legal and regulatory proceedings, including with respect to environmental, health and safety; changes in governmental laws and regulations; protection and infringement of intellectual property; changes in political conditions; the impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

        We believe that the most significant risk factors that could affect our financial performance in the near-term include: (1) the impacts of economic conditions on underlying demand for our products and foreign currency fluctuations; (2) competitors' actions, including pricing, expansion in key markets, and product offerings; and (3) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume.

        Our forward-looking statements are made only as of the date hereof. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

11 Avery Dennison Corporation 2014 Annual Report

Five-Year Summary

(Dollars in millions, except %	2014 (1)		2013		2012		2011		2010

and per share amounts)	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	$6,330.3	100.0	$6,140.0	100.0	$5,863.5	100.0	$5,844.9	100.0	$5,604.8	100.0
Gross profit	1,651.2	26.1	1,637.7	26.7	1,528.2	26.1	1,475.3	25.2	1,466.4	26.2
Marketing, general and administrative expense	1,155.3	18.3	1,179.0	19.2	1,148.9	19.6	1,139.4	19.5	1,145.9	20.4
Interest expense	63.3	1.0	59.0	1.0	72.9	1.2	71.1	1.2	76.6	1.4
Other expense, net (2)	68.2	1.1	36.6	.6	68.8	1.2	51.6	.9	18.7	.3
Income from continuing operations before taxes	364.4	5.8	363.1	5.9	237.6	4.1	213.2	3.6	225.2	4.0
Provision for (benefit from) income taxes	113.3	1.8	118.8	1.9	80.0	1.4	71.5	1.2	(8.4)	(.1)
Income from continuing operations	251.1	4.0	244.3	4.0	157.6	2.7	141.7	2.4	233.6	4.2
(Loss) income from discontinued operations, net of tax	(2.2)	N/A	(28.5)	N/A	57.8	N/A	48.4	N/A	83.3	N/A
Net income	248.9	3.9	215.8	3.5	215.4	3.7	190.1	3.3	316.9	5.7

	2014		2013		2012		2011		2010

Per Share Information
Income per common share from continuing operations	$2.68		$2.48		$1.54		$1.34		$2.21
Income per common share from continuing operations, assuming dilution	2.62		2.44		1.52		1.33		2.19
(Loss) income per common share from discontinued operations	(.03)		(.29)		.56		.46		.79
(Loss) income per common share from discontinued operations, assuming dilution	(.02)		(.28)		.56		.45		.78
Net income per common share	2.65		2.19		2.10		1.80		3.00
Net income per common share, assuming dilution	2.60		2.16		2.08		1.78		2.97
Dividends per common share	1.34		1.14		1.08		1.00		.80
Weighted-average common shares outstanding (in millions)	93.8		98.4		102.6		105.8		105.8
Weighted-average common shares outstanding, assuming dilution (in millions)	95.7		100.1		103.5		106.8		106.8
Book value per share at fiscal year-end	$11.78		$15.51		$15.82		$15.60		$15.61
Market price per share at fiscal year-end	51.79		50.48		34.40		28.68		42.34
Market price per share range	41.28 to 52.67		34.92 to 50.65		26.38 to 34.97		23.97 to 43.11		30.79 to 42.49

At End of Year
Working capital (3)	$322.7		$536.4		$25.5		$271.3		$120.1
Property, plant and equipment, net (3)	875.3		922.5		1,015.5		1,079.4		1,262.9
Total assets	4,360.2		4,610.6		5,105.3		4,972.7		5,099.4
Long-term debt and capital leases (3)	945.3		950.6		702.2		954.2		956.2
Total debt (3)	1,149.6		1,027.5		1,222.4		1,181.3		1,337.2
Shareholders' equity	1,066.5		1,492.2		1,580.9		1,658.5		1,645.7

Other Information
Depreciation and amortization expense (4)	$201.6		$204.3		$211.0		$220.0		$220.5
Research and development expense (4)	102.5		96.0		98.6		93.8		84.5
Effective tax rate (4)	31.1%		32.7%		33.7%		33.5%		(3.7)%
Return on average shareholders' equity	18.3		13.9		13.4		11.1		21.6
Return on average total capital	11.8		9.3		9.1		7.6		12.8

(1)
Results for 2014 reflected a 53-week period.
(2)
Included pretax charges for severance and related costs, asset impairment, lease and other contract cancellation charges, and other items.
(3)
Amounts for 2012 and 2011 are for continuing operations only.
(4)
Amounts for all years are for continuing operations only.
12

Stockholder Return Performance

        The following graph compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500® Stock Index, the average return (weighted by market capitalization) of the S&P 500® Materials and Industrials subsets (the "Market Basket"), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2014.

Comparison of Five-Year Cumulative Total Return
as of December 31, 2014

Total Return Analysis (1)

	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014

Avery Dennison Corporation	$100.00	$118.70	$82.92	$104.56	$154.16	$163.63
S&P 500 Index	100.00	115.09	117.49	136.27	180.38	205.03
Market Basket (Weighted Average) (2)	100.00	129.68	128.12	151.55	213.29	243.64
Market Basket (Median)	100.00	125.70	122.74	138.90	194.43	226.77

(1)
Assumes $100 invested on December 31, 2009 and the reinvestment of dividends.
(2)
Average weighted by market capitalization.

        Historical stock price performance is not necessarily indicative of future stock price performance.

13 Avery Dennison Corporation 2014 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

        Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management's views on our financial condition and results of operations, should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto, and includes the following sections:

NON-GAAP FINANCIAL MEASURES

        We report financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement presentation of our financial results that are prepared in accordance with GAAP. Based upon feedback from our investors and financial analysts, we believe that supplemental non-GAAP financial measures provide information that is useful to the assessment of our performance and operating trends, as well as liquidity. The measures we use may not be comparable to similarly named non-GAAP measures used by other companies.

        Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. By excluding certain accounting effects, both positive and negative, of certain items, we believe that we are providing meaningful supplemental information to facilitate an understanding of our core operating results and liquidity measures. These non-GAAP financial measures are used internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for a single period. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency, or timing.

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
  •
  Free cash flow refers to cash flow from operations, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from sales (purchases) of investments, plus discretionary contributions to pension plans and charitable contribution to Avery Dennison Foundation utilizing proceeds from divestitures. Free cash flow excludes uses of cash that do not directly or immediately support the underlying business, such as discretionary debt reductions, dividends, share repurchases, and certain effects of acquisitions and divestitures (e.g., cash flow from discontinued operations, taxes, and transaction costs).
  •
  Operational working capital refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as current assets and current liabilities of held-for-sale businesses. We use this non-GAAP financial measure to assess our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount, frequency, or timing, and that may increase the volatility of the working capital as a percentage of sales from period to period. Additionally, the excluded items are not significantly influenced by our day-to-day activities managed at the operating level and may not reflect the underlying trends in our operations.
  •
  Net debt to EBITDA ratio refers to total debt less cash and cash equivalents, divided by EBITDA, which refers to earnings from continuing operations before interest, taxes, depreciation and amortization. We believe the net debt to EBITDA ratio is meaningful because investors view it as an indicator of our leverage position.

OVERVIEW AND OUTLOOK

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2014 fiscal year consisted of a 53-week period ending January 3, 2015 and our 2013 and 2012 fiscal years consisted of 52-week periods ending December 28, 2013 and December 29, 2012, respectively.

Sales

        In 2014, sales from continuing operations grew approximately 3% compared to 2013 due to organic growth, with the impact of the extra week in our 2014 fiscal year largely offset by the unfavorable impact of foreign currency translation. On an organic basis, sales increased 3% due to higher volume.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        In 2013, sales from continuing operations grew approximately 5% on both a reported and organic basis compared to 2012 due to higher volume.

	2014	2013

Estimated change in sales due to
Organic sales change	3%	5%
Foreign currency translation	(1)	–
Extra week in fiscal year	1	–

Reported sales change (1)	3%	5%

(1)
Totals may not sum due to rounding.

Income from Continuing Operations

        Income from continuing operations increased from approximately $244 million in 2013 to approximately $251 million in 2014. Major factors affecting the change in income from continuing operations in 2014 compared to 2013 included:

        Positive factors:

  •
  Benefits from productivity initiatives, including savings from restructuring actions
  •
  Higher volume

        Offsetting factors:

  •
  Higher restructuring and transition costs, including the consolidation of certain European operations in our Pressure-sensitive Materials segment
  •
  Impact of pricing and raw material input costs
  •
  Higher employee-related costs
  •
  Gain on sale of assets in 2013

Cost Reduction Actions

2014 Actions

        In 2014, we recorded $66.5 million in restructuring charges, net of reversals, related to restructuring actions we initiated in 2014 ("2014 Actions"), including the consolidation of European operations described above. These charges consisted of severance and related costs for the reduction of approximately 1,420 positions, lease cancellation costs, and asset impairment charges. Approximately 100 employees impacted by our 2014 Actions remained employed with us as of January 3, 2015. We anticipate approximately $49 million in annualized savings from these restructuring actions, of which approximately $14 million were realized in 2014, with the remainder to be realized through 2016. In 2014, transition costs related to the 2014 actions were approximately $12 million.

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

        Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Free Cash Flow

(In millions)	2014	2013	2012

Net cash provided by operating activities	$374.2	$320.1	$513.4
Purchases of property, plant and equipment	(147.9)	(129.2)	(99.2)
Purchases of software and other deferred charges	(27.1)	(52.2)	(59.1)
Proceeds from sales of property, plant and equipment	4.3	38.7	4.2
Sales (purchases) of investments, net	.3	.1	(6.7)
Plus: charitable contribution to Avery Dennison Foundation utilizing proceeds from divestitures	–	10.0	–
Plus: discretionary contributions to pension plans utilizing proceeds from divestitures	–	50.1	–
Plus (minus): net divestiture-related payments and free cash outflow (inflow) from discontinued operations	.2	92.7	(49.7)

Free cash flow	$204.0	$330.3	$302.9

        Free cash flow in 2014 decreased compared to 2013 primarily due to higher working capital requirements (including larger than usual differences in year-end timing of vendor payments and customer receipts), the impact of currency fluctuation, and higher incentive compensation paid in 2014 for the 2013 performance year, partially offset by lower income tax payments, and lower pension contributions (excluding discretionary pension plan contributions utilizing proceeds from divestitures).

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

        See "Analysis of Results of Operations" and "Liquidity" for more information.

Divestitures

        On January 29, 2013, we entered into an agreement to sell our Office and Consumer Products ("OCP") and Designed and Engineered Solutions ("DES") businesses to CCL Industries Inc. ("CCL"). On July 1, 2013, we completed the sale for a total purchase price of $500 million ($481.2 million, net of cash provided) and entered into an amendment to the purchase agreement, which, among other things, increased the target net working capital amount and amended obligations related to employee matters and indemnification. We continue to be subject to certain indemnification obligations under the terms of the purchase agreement. In addition, the tax liability associated with the sale is subject to completion of tax return filings in the jurisdictions in which we operated our former OCP and DES businesses.

        The sale resulted in a loss, net of tax, of $16 million in 2013.

15 Avery Dennison Corporation 2014 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook

        Certain factors that we believe may contribute to results for 2015 are described below:

  •
  We expect organic sales growth of 3% to 4% in 2015.
  •
  The loss of the extra week in our 2015 fiscal year will decrease net sales compared to 2014 by approximately 1%.
  •
  Based on currency rates in effect during January 2015, we expect currency translation to reduce net sales by approximately 7% and reduce operating income.
  •
  We expect our annual effective tax rate in 2015 to be in the low to mid-thirty percent range.
  •
  We expect earnings to increase in 2015.
  •
  We anticipate capital and software expenditures of approximately $175 million in 2015.
  •
  We estimate cash restructuring costs of approximately $35 million in 2015.

ANALYSIS OF RESULTS OF OPERATIONS

Income from Continuing Operations Before Taxes

(In millions)	2014	2013	2012

Net sales	$6,330.3	$6,140.0	$5,863.5
Cost of products sold	4,679.1	4,502.3	4,335.3

Gross profit	1,651.2	1,637.7	1,528.2
Marketing, general and administrative expense	1,155.3	1,179.0	1,148.9
Interest expense	63.3	59.0	72.9
Other expense, net	68.2	36.6	68.8

Income from continuing operations before taxes	$364.4	$363.1	$237.6

As a Percentage of Sales
Gross profit	26.1%	26.7%	26.1%
Marketing, general and administrative expense	18.3	19.2	19.6
Income from continuing operations before taxes	5.8	5.9	4.1

Gross Profit Margin

        Gross profit margin in 2014 declined compared to 2013 primarily reflecting changes in segment and product mix, the impact of pricing and raw material input costs, and higher employee-related costs, partially offset by benefits from productivity initiatives, including savings from restructuring, and higher volume.

        Gross profit margin in 2013 improved compared to 2012 primarily reflecting benefits from productivity initiatives, including savings from restructuring, and higher volume, partially offset by changes in product mix and higher employee-related costs. The net impact of pricing and changes in raw material input costs was modest as commodity costs were relatively stable during the period.

Marketing, General and Administrative Expense

        Marketing, general and administrative expense decreased in 2014 compared to 2013 due to benefits from productivity initiatives, including savings from restructuring, partially offset by higher employee-related costs.

        Marketing, general and administrative expense increased in 2013 compared to 2012 due to higher employee-related costs and investments in growth, partially offset by benefits from restructuring.

Interest Expense

        Interest expense increased approximately $4 million in 2014 compared to 2013 reflecting the impact of timing between maturation and issuance of senior notes in the prior year, as well as the extra week in our 2014 fiscal year.

        Interest expense decreased approximately $14 million in 2013 compared to 2012 as a result of the senior notes we issued in April 2013 having a lower interest rate and fees than our senior notes which we repaid at maturity in January 2013, and our repayment in the second half of 2013 of borrowings from outstanding commercial paper issuances utilizing net proceeds from divestitures.

Other Expense, net

(In millions)	2014	2013	2012

Other expense, net by type
Restructuring costs:
Severance and related costs	$54.7	$27.2	$49.3
Asset impairment charges and lease and other contract cancellation costs	11.4	13.1	6.5
Other items:
Charitable contribution to Avery Dennison Foundation	–	10.0	–
Indefinite-lived intangible asset impairment	3.0	–	7.0
Gain on sale of product line	–	–	(.6)
Gains on sales of assets	(2.5)	(17.8)	–
Loss (gain) from curtailment and settlement of pension obligation	1.6	(1.6)	–
Legal settlements	–	2.5	–
Product line exits	–	–	3.9
Divestiture-related costs (1)	–	3.2	2.7

Other expense, net	$68.2	$36.6	$68.8

(1)
Represents only the portion allocated to continuing operations.

        Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information regarding loss (gain) from curtailment and settlement of pension obligation.

        Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information regarding costs associated with restructuring.

        For more information regarding debt extinguishments, refer to "Financial Condition" below, and Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income and Earnings per Share

(In millions, except per share amounts and percentages)	2014	2013	2012

Income from continuing operations before taxes	$364.4	$363.1	$237.6
Provision for income taxes	113.3	118.8	80.0

Income from continuing operations	251.1	244.3	157.6
(Loss) income from discontinued operations, net of tax	(2.2)	(28.5)	57.8

Net income	$248.9	$215.8	$215.4

Net income per common share	$2.65	$2.19	$2.10
Net income per common share, assuming dilution	2.60	2.16	2.08

Net income as a percentage of sales	3.9%	3.5%	3.7%
Effective tax rate for continuing operations	31.1	32.7	33.7

Provision for Income Taxes

        The effective tax rate for continuing operations was 31.1%, 32.7%, and 33.7% for fiscal years 2014, 2013, and 2012, respectively. The 2014 effective tax rate for continuing operations included the following: tax benefits for changes in certain tax reserves, including interest and penalties, of $10.2 million resulting from settlements of audits and $18.1 million resulting from lapses and statute expirations; a repatriation tax benefit of $9.8 million related to certain foreign losses; tax expense of $9.1 million from the taxable inclusion of a net foreign currency gain related to the revaluation of certain intercompany loans; tax expense of $10.6 million related to our change in estimate of the potential outcome of uncertain tax issues in China and Germany; and state tax expense of $2.5 million primarily related to gains arising as a result of certain foreign reorganizations. Additionally, the 2014 effective tax rate for continuing operations included a net tax benefit of $.9 million from out-of-period adjustments to properly reflect the valuation allowance related to state deferred tax assets, uncertain tax positions, the cumulative tax effect of currency translation associated with a foreign branch investment, and deferred taxes related to acquisitions completed in 2002 and 2003. The impact of these out-of-period adjustments, individually and in the aggregate, was not material to the periods reported or to any previous financial statements.

        The 2013 effective tax rate for continuing operations reflected $11 million of benefit from adjustments to federal income tax, primarily due to the enactment of the American Taxpayer Relief Act of 2012 ("ATRA"), and $18.8 million of net expense related to changes in certain tax reserves and valuation allowances. Additionally, the effective tax rate for 2013 reflected a benefit of $11.2 million from favorable tax rates on certain earnings from our operations in lower-tax jurisdictions throughout the world, offset by $12.1 million of expense related to the accrual of U.S. taxes on certain foreign earnings.

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

        On December 19, 2014, the Tax Increase Prevention Act of 2014 was enacted, retroactively extending the controlled foreign corporation ("CFC") look-through rule and the federal research and development credit, which expired on December 31, 2014. The retroactive effects were recognized in the fourth quarter of 2014. The retroactive effects of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results after taking into consideration tax accruals related to our repatriation assertions.

        On January 2, 2013, ATRA was enacted, retrospectively extending the federal research and development credit for amounts paid or incurred after December 31, 2011 and before January 1, 2014. The retroactive effects were recognized in the first quarter of 2013. ATRA also retroactively extended the CFC look-through rule that had expired on December 31, 2011. For periods in which the look-though rule was effective, certain dividends, interest, rents, and royalties received or accrued by a CFC of a U.S. multinational enterprise from a related CFC are excluded from U.S. federal income tax. The retroactive effects of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results after taking into consideration tax accruals related to our repatriation assertions. The extensions of the CFC look-through rule and the research and development credit expired on December 31, 2013.

        Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

17 Avery Dennison Corporation 2014 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

        Operating income (loss) refers to income (loss) from continuing operations before interest and taxes.

Pressure-sensitive Materials

(In millions)	2014	2013	2012

Net sales including intersegment sales	$4,721.3	$4,519.6	$4,318.5
Less intersegment sales	(63.2)	(64.6)	(60.9)

Net sales	$4,658.1	$4,455.0	$4,257.6
Operating income (1)	434.4	442.8	359.7

(1) Included costs associated with restructuring in all years, losses from curtailment and settlement of pension obligations in 2014, and gain on sale of product line in 2012.	$41.6	$10.8	$33.5

Net Sales

        In 2014, sales in our Pressure-sensitive Materials segment grew approximately 5% on a reported basis compared to 2013 due to organic growth, with the impact from the extra week in our 2014 fiscal year more than offset by the unfavorable impact of foreign currency translation. On an organic basis, sales increased 5% due to higher volume. On an organic basis, sales increased at a high-single digit rate in emerging markets, at a mid-single digit rate in Western Europe, and at a low-single digit rate in North America.

        On an organic basis, sales in 2014 increased at a mid-single digit rate and at a mid-teens rate for the Materials and Performance Tapes product groups in our Pressure-sensitive Materials segment, respectively.

        In 2013, sales in our Pressure-sensitive Materials segment increased approximately 5% on both a reported and organic basis compared to 2012 due to higher volume. On an organic basis, sales increased at a high-single digit rate in emerging markets and at low-single digit rates in both North America and Europe.

        On an organic basis, sales in 2013 increased at a mid-single digit rate and at a high-single digit rate for the Materials and Performance Tapes product groups in our Pressure-sensitive Materials segment, respectively.

Operating Income

        Operating income decreased in 2014 due to higher restructuring and transition costs, the impact of pricing and changes in raw material input costs, and higher employee-related costs, partially offset by higher volume and benefits from productivity initiatives, including savings from restructuring.

        Operating income increased in 2013 primarily reflecting benefits from productivity initiatives, including savings from restructuring, lower restructuring costs, and higher volume, partially offset by higher employee-related costs. The net impact of pricing and changes in raw material input costs was modest as commodity costs were relatively stable during the period.

Retail Branding and Information Solutions

(In millions)	2014	2013	2012

Net sales including intersegment sales	$1,594.0	$1,613.5	$1,538.8
Less intersegment sales	(2.4)	(2.4)	(3.8)

Net sales	$1,591.6	$1,611.1	$1,535.0
Operating income (1)	87.9	81.7	53.3

(1) Included costs associated with restructuring in all years, indefinite-lived intangible asset impairment charges in 2014 and 2012, gains and losses from curtailment and settlement of pension obligation in 2014 and 2013, and gains on sales of assets in 2014 and 2013.	$22.0	$20.0	$24.8

Net Sales

        In 2014, sales decreased approximately 1% compared to 2013 reflecting lower sales on an organic basis and the unfavorable impact of foreign currency translation, partially offset by the extra week in our 2014 fiscal year. On an organic basis, sales decreased approximately 2% due to lower volume.

        In 2013, sales increased approximately 5% on both a reported and organic basis compared to 2012 due to increased demand from U.S. and European retailers and brands, including continued radio-frequency identification ("RFID") adoption.

Operating Income

        Operating income increased in 2014 primarily reflecting benefits from productivity initiatives, including savings from restructuring as well as lower restructuring costs, partially offset by lower volume and higher employee-related costs.

        Operating income increased in 2013 primarily reflecting benefits from productivity initiatives, including savings from restructuring, higher volume, indefinite-lived intangible asset impairment charges in the prior year, and gain on sale of assets, partially offset by higher employee-related costs and higher restructuring costs.

Vancive Medical Technologies

(In millions)	2014	2013	2012

Net sales including intersegment sales	$90.2	$77.5	$71.7
Less intersegment sales	(9.6)	(3.6)	(.8)

Net sales	$80.6	$73.9	$70.9
Operating loss (1)	(11.7)	(8.3)	(16.2)

(1) Included costs associated with restructuring in all years and product line exit costs in 2012.	$4.2	$.1	$4.8

Net Sales

        In 2014, sales increased approximately 9% due to organic growth and the favorable impact of foreign currency translation. On an organic basis, sales grew approximately 8% due primarily to higher volume.

        In 2013, sales increased approximately 4% due to organic growth and the favorable impact of foreign currency translation, partially offset by the impact of a product line exit in the prior year. On an organic basis, sales grew approximately 8% due primarily to higher volume.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Loss

        Operating loss increased in 2014 due to higher restructuring costs related to an asset impairment and lower payments from a business partner for development of a new product, partially offset by higher volume.

        Operating loss decreased in 2013 due to costs related to a product line exit in the prior year, payments from a business partner for development of a new product, and higher volume, partially offset by higher employee-related costs and investments in growth.

FINANCIAL CONDITION

Liquidity

Cash Flow from Operating Activities

(In millions)	2014	2013	2012

Net income	$248.9	$215.8	$215.4
Depreciation and amortization	201.6	204.6	220.6
Provision for doubtful accounts and sales returns	20.7	16.3	19.5
Loss (gain) on sale of businesses	3.4	(49.3)	–
Indefinite-lived intangible asset impairment charge	3.0	–	7.0
Net losses (gains) from long-lived asset impairments and sales/disposals of assets	10.2	(5.8)	11.7
Stock-based compensation	28.3	34.0	38.9
Other non-cash expense and loss	44.2	49.3	41.8
Other non-cash income and gain	–	(11.8)	–
Trade accounts receivable	(40.9)	(110.8)	(106.7)
Inventories	(33.0)	(75.9)	(.8)
Other current assets	(16.0)	3.5	(7.6)
Accounts payable	(62.8)	108.2	68.0
Accrued liabilities	(18.2)	(21.2)	73.8
Income taxes (deferred and accrued)	(2.8)	41.9	11.1
Other assets	(3.5)	(5.4)	(4.0)
Long-term retirement benefits and other liabilities	(8.9)	(73.3)	(75.3)

Net cash provided by operating activities	$374.2	$320.1	$513.4

        For cash flow purposes, changes in assets and liabilities and other adjustments exclude the impact of foreign currency translation (discussed below in "Analysis of Selected Balance Sheet Accounts").

        In 2014, cash flow provided by operating activities improved compared to 2013 due to the impact of cash outflows related to our former OCP and DES businesses, higher pension contributions including discretionary pension plan contributions utilizing the net proceeds from divestitures and a charitable contribution to the Avery Dennison Foundation, all in 2013, as well as lower income tax payments in 2014. These factors were partially offset by higher working capital requirements (including larger than usual differences in year-end timing of vendor payments and customer receipts), the effect of currency fluctuation, and higher incentive compensation paid in 2014 for the 2013 performance year.

        In 2013, cash flow provided by operating activities decreased compared to 2012 primarily due to lower cash flow from the OCP and DES businesses, inventory build to support higher sales, higher payments for taxes, higher incentive compensation paid in 2013 for the 2012 performance year, higher pension contributions including discretionary pension plan contributions utilizing the net proceeds from divestitures, and a charitable contribution to the Avery Dennison Foundation, partially offset by the impact of extension in payment terms with suppliers and the timing of inventory purchases.

Cash Flow from Investing Activities

(In millions)	2014	2013	2012

Purchases of property, plant and equipment	$(147.9)	$(129.2)	$(99.2)
Purchases of software and other deferred charges	(27.1)	(52.2)	(59.1)
Proceeds from sale of product line	–	–	.8
Proceeds from sales of property, plant and equipment	4.3	38.7	4.2
Sales (purchases) of investments, net	.3	.1	(6.7)
Proceeds from sale of businesses, net of cash provided	–	481.2	–
Other	–	.8	–

Net cash (used in) provided by investing activities	$(170.4)	$339.4	$(160.0)

Capital and Software Spending

        In both 2014 and 2013, we invested in new equipment to support growth, primarily in Asia, and improve manufacturing productivity.

        Information technology investments in 2014 and 2013 were primarily associated with standardization initiatives.

Proceeds from Sales of Property, Plant and Equipment

        In September 2014, we sold properties in Framingham, Massachusetts used primarily as the former headquarters of our Retail Branding and Information Solutions business for $3.3 million, recognizing a pre-tax gain of $1.9 million.

        In April 2013, we sold the property and equipment of our former corporate headquarters in Pasadena, California for approximately $20 million, recognizing a pre-tax gain of $10.9 million. In 2013, proceeds from sale of property, plant and equipment also included approximately $11 million from the sale of property, plant and equipment in China, as well as $5 million from the sale of a research facility located in Pasadena, California.

        These gains were recorded in "Other expense, net" in the Consolidated Statements of Income.

Proceeds from Sale of Businesses, Net of Cash Provided

        In July 2013, we completed the sale of our former OCP and DES businesses and received $481.2 million, net of cash provided.

19 Avery Dennison Corporation 2014 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow from Financing Activities

(In millions)	2014	2013	2012

Net change in borrowings and payments of debt	$124.9	$(187.2)	$40.5
Dividends paid	(125.1)	(112.0)	(110.4)
Share repurchases	(355.5)	(283.5)	(235.2)
Proceeds from exercises of stock options, net	34.2	44.8	10.2
Other	(2.0)	(8.3)	(2.7)

Net cash used in financing activities	$(323.5)	$(546.2)	$(297.6)

Borrowings and Repayment of Debt

        We had $87 million of borrowings from commercial paper issuances outstanding (weighted-average interest rate of ..4%) at January 3, 2015. We had no outstanding short-term variable rate borrowings from commercial paper issuances at December 28, 2013.

        Short-term borrowings outstanding under uncommitted lines of credit were $111.6 million (weighted-average interest rate of 9.4%) at year-end 2014, compared to $73.9 million (weighted-average interest rate of 11.2%) at year-end 2013.

        In 2014 and 2013, our commercial paper and foreign short-term borrowings were used to fund share repurchase activity and support operational requirements and capital expenditures given the seasonality of our cash flow during the year. During 2013, a portion of our outstanding borrowings was repaid using net proceeds from the $250 million issuance of senior notes and divestitures of our former OCP and DES businesses. Refer to "Share Repurchases" below for more information.

        We had medium-term notes of $50 million outstanding at both year-end 2014 and 2013.

        No balances were outstanding under our revolving credit facility (the "Revolver") as of year-end 2014 or 2013. Commitment fees associated with this facility in 2014, 2013, and 2012, were $1.3 million, $1.4 million, and $1.4 million, respectively.

        In April 2013, we issued $250 million of senior notes due April 2023. The notes bear an interest rate of 3.35% per year, payable semiannually in arrears. Net proceeds from the offering, after deducting underwriting discounts and offering expenses, of approximately $247.5 million were used to repay a portion of the indebtedness outstanding under our commercial paper program during the second quarter of 2013.

        In January 2013, we repaid $250 million of senior notes at maturity using commercial paper borrowings.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        Refer to "Capital Resources" below for further information on 2014 and 2013 borrowings and repayment of debt.

Dividend Payments

        We paid dividends of $1.34 per share in 2014 compared to $1.14 per share in 2013. In April 2014, we increased our quarterly dividend to $.35 per share, representing a 21% increase from our previous dividend rate of $.29 per share.

Share Repurchases

        From time to time, our Board of Directors authorizes us to repurchase shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plan or used for other corporate purposes. In 2014, we repurchased approximately 7.4 million shares of our common stock at an aggregate cost of $355.5 million.

        On December 4, 2014, our Board of Directors authorized the repurchase of shares of our common stock in the aggregate amount of up to $500 million (exclusive of any fees, commissions or other expenses related to such purchases), in addition to any outstanding shares authorized under any previous Board authorization. This authorization will remain in effect until the shares authorized thereby have been repurchased.

        On July 25, 2013, our Board of Directors authorized the repurchase of shares of our common stock in the aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases), in addition to any outstanding shares authorized under any previous Board authorization. This authorization will remain in effect until the shares authorized thereby have been repurchased.

        As of January 3, 2015, shares of our common stock in the aggregate amount of approximately $600 million remained authorized for repurchase under both Board authorizations.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

        Goodwill decreased by approximately $30 million to $722 million at year-end 2014, which reflected the impact of foreign currency translation partially offset by acquisition adjustments.

        Other intangibles resulting from business acquisitions, net, decreased by approximately $29 million to $67 million at year-end 2014, which reflected current year amortization expense, a non-cash impairment charge associated with our indefinite-lived intangible assets, and the impact of foreign currency translation.

        Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

        Other assets decreased by approximately $22 million to $464 million at year-end 2014, which primarily reflected a decrease in long-term pension assets, amortization expense related to software and other deferred charges, net of purchases, the impact of foreign currency translation, and a non-cash impairment charge of a certain asset, partially offset by a reclassification of certain assets from "Property, plant and equipment, net" to "Other assets," an increase in the cash surrender value of our corporate-owned life insurance, and the capitalization of financing costs related to the amendment of the Revolver discussed under "Capital Resources" below.

Shareholders' Equity Accounts

        The balance of our shareholders' equity decreased by approximately $426 million to $1.07 billion at year-end 2014, which reflected the effect of share repurchases, an increase in "Accumulated other comprehensive loss" due to the unfavorable impacts of foreign currency translation and net pension actuarial losses resulting from lower discount rates at year-end 2014, as well as dividend payments. These decreases were partially offset by net income.

        The balance of our treasury stock increased by approximately $299 million to $1.47 billion at year-end 2014, which primarily reflected share repurchase activity ($356 million), partially offset by the use of treasury shares to settle exercises of stock options and vesting of stock-

Management's Discussion and Analysis of Financial Condition and Results of Operations

based awards ($43 million) and the funding of contributions to our U.S. defined contribution plan ($13 million).

        Accumulated other comprehensive loss increased by approximately $266 million to $547 million at year-end 2014 primarily due to net actuarial losses in our pension and other postretirement plans as a result of lower discount rates ($185 million) and the unfavorable impact of foreign currency translation ($155 million), partially offset by current year amortization of net actuarial losses, net pension transition obligations and prior service cost ($23 million), the tax effect of pension activity ($48 million), and a net gain on derivative instruments designated as cash flow and firm commitment hedges ($1 million). Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation

(In millions)	2014	2013	2012

Change in net sales	$(67)	$8	$(201)
Change in net income from continuing operations	(5)	4	(11)

        In 2014, international operations generated approximately 76% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

        The effect of foreign currency translation on net sales in 2014 compared to 2013 primarily reflected the unfavorable impact from sales in Argentina, Brazil and Australia, partially offset by the favorable impact from sales in the European Union and the U.K.

        Translation gains and losses for operations in hyperinflationary economies, if any, are included in net income in the period incurred. Operations are treated as being in a hyperinflationary economy based on the cumulative inflation rate over the past three years. We had no operations in hyperinflationary economies in fiscal years 2014, 2013, or 2012.

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

Working Capital and Operational Working Capital Ratios

        Working capital (current assets minus current liabilities and net assets held for sale), as a percentage of net sales, improved in 2014 compared to 2013 primarily due to an increase in short-term and current portion of long-term debt, as well as a decrease in cash and cash equivalents and trade accounts receivable, net, partially offset by a decrease in accounts payable.

        Operational working capital, as a percentage of net sales, is reconciled with working capital below. Our objective is to minimize our investment in operational working capital, as a percentage of sales, to maximize cash flow and return on investment.

(Dollars in millions)	2014	2013

(A) Working capital	$322.7	$536.4
Reconciling items:
Cash and cash equivalents	(227.0)	(351.6)
Current deferred and refundable income taxes and other current assets	(243.6)	(228.3)
Short-term borrowings and current portion of long-term debt and capital leases	204.3	76.9
Current deferred and payable income taxes and other current accrued liabilities	595.7	587.7

(B) Operational working capital	$652.1	$621.1

(C) Net sales	$6,330.3	$6,140.0

Working capital, as a percentage of net sales (A) ÷ (C)	5.1%	8.7%

Operational working capital, as a percentage of net sales (B) ÷ (C)	10.3%	10.1%

        As a percentage of net sales, operational working capital in 2014 deteriorated modestly compared to 2013. The primary factors contributing to this change, which includes the impact of foreign currency translation, are discussed below.

Accounts Receivable Ratio

        The average number of days sales outstanding was 62 days in 2014 compared to 60 days in 2013, calculated using the four-quarter average accounts receivable balance divided by the average daily sales for the year. The increase in the current year average number of days sales outstanding reflected the timing of collection and longer payment terms with certain customers.

Inventory Ratio

        Average inventory turnover decreased modestly to 8.6 in 2014 from 8.8 in 2013, calculated using the annual cost of sales divided by the four-quarter average inventory balance.

Accounts Payable Ratio

        The average number of days payable outstanding was 68 days in 2014 and 2013, calculated using the four-quarter average accounts payable balance divided by the average daily cost of products sold for the year.

21 Avery Dennison Corporation 2014 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Debt to EBITDA Ratio

(Dollars in millions)	2014	2013	2012

Income from continuing operations	$251.1	$244.3	$157.6
Reconciling items:
Interest expense	63.3	59.0	72.9
Provision for income taxes	113.3	118.8	80.0
Depreciation	135.5	135.2	145.4
Amortization	65.9	69.1	65.6

EBITDA	$629.1	$626.4	$521.5

Total debt	$1,149.6	$1,027.5	$1,222.4
Less cash and cash equivalents	(227.0)	(351.6)	(235.4)

Net debt	$922.6	$675.9	$987.0

Net debt to EBITDA ratio	1.5	1.1	1.9

        The net debt to EBITDA ratio was higher in 2014 compared to 2013 primarily due to higher total debt and a decrease in cash and cash equivalents as a result of funding share repurchase activity and supporting operational requirements and capital expenditures.

        The net debt to EBITDA ratio was lower in 2013 compared to 2012 primarily due to lower total debt and an increase in cash and cash equivalents as a result of the net proceeds received from the sale of the OCP and DES businesses, as well as higher earnings from continuing operations.

Financial Covenants

        Our various loan agreements require that we maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of January 3, 2015, we were in compliance with our financial covenants.

Fair Value of Debt

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. The fair value of short-term borrowings, which include commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.22 billion at January 3, 2015 and $1.06 billion at December 28, 2013. Fair value amounts were determined primarily based on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information.

Capital Resources

        Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year-end 2014, we had cash and cash equivalents of $227 million held in accounts at third-party financial institutions.

        Our cash balances are held in numerous locations throughout the world. At January 3, 2015, the majority of our cash and cash equivalents was held by our foreign subsidiaries. To meet U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries, and repatriating foreign earnings. However, if we were to repatriate incremental foreign earnings, we may be subject to additional taxes in the U.S.

        In October 2014, we amended and restated the Revolver with certain domestic and foreign banks, increasing the amount available thereunder from $675 million to $700 million. The amendment also extended the Revolver's maturity date from December 22, 2016 to October 3, 2019 and adjusted pricing to reflect favorable market conditions. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $325 million, subject to lender approval and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used to finance other corporate requirements. As of January 3, 2015, there was no balance outstanding under the Revolver.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

        Our total debt increased by approximately $122 million in 2014 to $1.15 billion at year-end 2014 compared to $1.03 billion at year-end 2013, primarily reflecting an increase in commercial paper and foreign short-term borrowings to fund share repurchase activity and support operational requirements, and capital expenditures given the seasonality of our cash flow during the year. Refer to "Borrowings and Repayment of Debt" above for more information.

        In April 2013, we issued $250 million of senior notes due April 2023. The notes bear an interest rate of 3.35% per year, payable semiannually in arrears. Net proceeds from the offering, after deducting underwriting discounts and offering expenses, of approximately $247.5 million were used to repay a portion of the indebtedness outstanding under our commercial paper program during the second quarter of 2013.

        In January 2013, we repaid $250 million of senior notes at maturity using commercial paper borrowings.

        Uncommitted lines of credit were approximately $316 million at year-end 2014. These lines may be cancelled at any time by us or the issuing banks.

        Credit ratings are a significant factor in our ability to raise short-term and long-term financing. The credit ratings assigned to us also impact the interest rates paid and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings below current levels could impact our ability to access the commercial paper markets. If our access to commercial paper markets were to become limited, the Revolver and our other credit facilities would be available to meet our short-term funding requirements, if necessary. When determining a credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team. We remain committed to maintaining an investment grade rating.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2014

	Payments Due by Period
(In millions)	Total	2015	2016	2017	2018	2019	Thereafter

Short-term borrowings	$198.5	$198.5	$–	$–	$–	$–	$–
Long-term debt	949.4	5.0	–	249.7	–	–	694.7
Long-term capital leases	1.6	.7	.3	.2	.2	.2	–
Interest on long-term debt	378.4	51.0	50.8	46.6	34.2	34.2	161.6
Operating leases	173.8	50.9	37.4	22.3	13.6	10.3	39.3
Pension and postretirement benefit payments (unfunded plans)	82.2	7.6	6.6	7.0	21.1	9.4	30.5

Total contractual obligations	$1,783.9	$313.7	$95.1	$325.8	$69.1	$54.1	$926.1

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
  •
  Cash awards to employees under incentive compensation plans – The amounts to be paid to employees under these awards are based on our stock price and, if applicable, achievement of certain performance objectives on the vesting dates, and, therefore, we cannot reasonably estimate the amounts to be paid on these vesting dates. Refer to Note 12, "Long-term Incentive Compensation," to the Consolidated Financial Statements for further information on cash awards.
  •
  Unfunded termination indemnity benefits to certain employees outside of the U.S. – These benefits are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to performance under these arrangements.
  •
  Unrecognized tax benefit reserves of $122.6 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for further information on unrecognized tax benefits.
  •
  Obligations associated with a commercial facility located in Mentor, Ohio used primarily for the North American headquarters and research center of our Materials group. The facility consists generally of land, buildings, and equipment. We lease the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor's debt of $11.5 million (collectively, the "Guarantee"). At the end of the lease term, we have the option to purchase or remarket the facility at an amount equivalent to the value of the Guarantee. If our estimated fair value (or estimated selling price) of the facility falls below the Guarantee, we would be required to pay the lessor a shortfall, which is an amount equivalent to the Guarantee less our estimated fair value. Refer to Note 7, "Commitments," to the Consolidated Financial Statements for more information.

CRITICAL ACCOUNTING ESTIMATES

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

        Critical accounting estimates are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe that critical accounting estimates include accounting for goodwill and indefinite-lived intangible assets, pension and postretirement benefits, taxes based on income, long-term incentive compensation, litigation matters, and environmental expenditures.

23 Avery Dennison Corporation 2014 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Indefinite-lived Intangible Assets

        Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. We have the following reporting units: materials; retail branding and information solutions; reflective solutions; performance tapes; and medical solutions. Goodwill relates to our materials, retail branding and information solutions, and reflective solutions reporting units. In performing the required impairment tests, we primarily apply a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.

        Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit.

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

        In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ from those estimates and projections, and those differences may be material. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions. Our annual first step impairment analysis in the fourth quarter of 2014 indicated that the fair values of our reporting units exceeded their respective carrying values, including goodwill. The fair value of the reporting units tested exceeded their carrying values by 83% to 291%.

        We test indefinite-lived intangible assets, consisting of trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that their carrying values exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact the estimate of fair value. If the carrying amount of an asset exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. In the third quarter of 2014, we recorded an indefinite-lived intangible asset impairment of $3 million. The fair value of this asset exceeded its carrying value by 2%.

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

Discount Rate

        In consultation with our actuaries, we annually review and determine the discount rates to be used in connection with valuing our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. A .25% increase in the discount rate in the U.S. as of January 3, 2015 would decrease our 2015 periodic benefit cost and projected benefit obligation by approximately $.2 million and $36 million, respectively, and a .25% decrease in the discount rate in the U.S. would increase our 2015 periodic benefit cost and projected benefit obligation by approximately $.1 million and $38 million, respectively.

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between our asset classes, and the mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of .25% on the long-term return on assets in the U.S. would have decreased or increased, respectively, our 2015 periodic benefit cost by approximately $2 million.

Healthcare Cost Trend Rate

        Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was

24

Management's Discussion and Analysis of Financial Condition and Results of Operations

assumed for 2015. This rate is expected to decrease to approximately 5% by 2018.

Taxes Based on Income

        Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Our assessment of these sources of income relies heavily on estimates. We use historical experience along with operating forecasts in evaluating expected taxable income for the future. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established in the period we make such a determination. A tax planning strategy is defined as "an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets." We also acquired certain net deferred tax assets with existing valuation allowances in prior years. If, based on our estimates of future taxable income, it is later determined that it is more likely than not that a deferred tax asset will be realized, we would release the valuation allowance to current earnings or adjust purchase price allocation.

        Our income tax rate is significantly affected by the different tax rates applicable to our operations in the jurisdictions in which we do business. In addition to local country tax law and regulations, this rate depends on the extent earnings are indefinitely reinvested outside the United States. Indefinite reinvestment is determined in accordance with ASC 740-30-25-17 using management's judgment about and intentions concerning estimates of our future financial results, cash flows, capital investment plans and our discretionary actions to return cash to shareholders.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

        Tax laws are complex and subject to different interpretations by taxpayers and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of any governmental authorities exercising jurisdiction over our operations. We review our tax positions quarterly and adjust the balances as new information becomes available.

        Further information is available in Note 14, "Taxes Based on Income," to the Consolidated Financial Statements.

Long-Term Incentive Compensation

        We have not capitalized expense associated with our long-term incentive compensation.

        Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.

Valuation of Stock-Based Awards

        Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis over the requisite service period for stock options, restricted stock units ("RSUs"), and performance units ("PUs"). The compensation expense related to market-leveraged stock units ("MSUs") is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

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

        The fair value of RSUs and certain PUs that are subject to achievement of performance objectives based on a performance condition is determined based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends.

        The fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and certain PUs, is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

        Certain of these assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

        Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. Cash-based awards are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

25 Avery Dennison Corporation 2014 Annual Report

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

        In both 2014 and 2013, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

        The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was $1 million at year-end 2014 and $1.2 million at year-end 2013.

        The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity

        An assumed 50 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1 million effect on our 2014 earnings.

        An assumed 30 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have had an estimated $1.1 million effect on our 2013 earnings.

26

Consolidated Balance Sheets

(Dollars in millions)	January 3, 2015	December 28, 2013

Assets
Current assets:
Cash and cash equivalents	$227.0	$351.6
Trade accounts receivable, less allowances of $30.5 and $31.6 at year-end 2014 and 2013, respectively	958.1	1,016.5
Inventories, net	491.8	494.1
Current deferred and refundable income taxes	107.5	103.4
Assets held for sale	.8	1.3
Other current assets	136.1	124.9

Total current assets	1,921.3	2,091.8
Property, plant and equipment, net	875.3	922.5
Goodwill	721.6	751.1
Other intangibles resulting from business acquisitions, net	67.4	96.0
Non-current deferred income taxes	311.0	263.4
Other assets	463.6	485.8

	$4,360.2	$4,610.6

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and capital leases	$204.3	$76.9
Accounts payable	797.8	889.5
Accrued payroll and employee benefits	173.7	224.1
Accrued trade rebates	90.5	79.6
Current deferred and payable income taxes	64.9	49.3
Other accrued liabilities	266.6	234.7

Total current liabilities	1,597.8	1,554.1
Long-term debt and capital leases	945.3	950.6
Long-term retirement benefits and other liabilities	622.8	476.4
Non-current deferred and payable income taxes	127.8	137.3
Commitments and contingencies (see Notes 7 and 8)
Shareholders' equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2014 and 2013; issued – 124,126,624 shares at year-end 2014 and 2013; outstanding – 90,458,956 shares and 96,178,411 shares at year-end 2014 and 2013, respectively	124.1	124.1
Capital in excess of par value	823.9	812.3
Retained earnings	2,137.1	2,009.1
Treasury stock at cost, 33,667,668 shares and 27,948,213 shares at year-end 2014 and 2013,
respectively	(1,471.3)	(1,172.2)
Accumulated other comprehensive loss	(547.3)	(281.1)

Total shareholders' equity	1,066.5	1,492.2

	$4,360.2	$4,610.6

See Notes to Consolidated Financial Statements

27 Avery Dennison Corporation 2014 Annual Report

Consolidated Statements of Income

(In millions, except per share amounts)	2014	2013	2012

Net sales	$6,330.3	$6,140.0	$5,863.5
Cost of products sold	4,679.1	4,502.3	4,335.3

Gross profit	1,651.2	1,637.7	1,528.2
Marketing, general and administrative expense	1,155.3	1,179.0	1,148.9
Interest expense	63.3	59.0	72.9
Other expense, net	68.2	36.6	68.8

Income from continuing operations before taxes	364.4	363.1	237.6
Provision for income taxes	113.3	118.8	80.0

Income from continuing operations	251.1	244.3	157.6
(Loss) income from discontinued operations, net of tax	(2.2)	(28.5)	57.8

Net income	$248.9	$215.8	$215.4

Per share amounts:
Net income (loss) per common share:
Continuing operations	$2.68	$2.48	$1.54
Discontinued operations	(.03)	(.29)	.56

Net income per common share	$2.65	$2.19	$2.10

Net income (loss) per common share, assuming dilution:
Continuing operations	$2.62	$2.44	$1.52
Discontinued operations	(.02)	(.28)	.56

Net income per common share, assuming dilution	$2.60	$2.16	$2.08

Dividends per common share	$1.34	$1.14	$1.08

Weighted average shares outstanding:
Common shares	93.8	98.4	102.6
Common shares, assuming dilution	95.7	100.1	103.5

See Notes to Consolidated Financial Statements

28

Consolidated Statements of Comprehensive Income

(In millions)	2014	2013	2012

Net income	$248.9	$215.8	$215.4
Other comprehensive (loss) income, before tax:
Foreign currency translation:
Translation (loss) gain	(154.7)	(53.3)	43.6
Reclassifications to net income	–	10.8	–
Pension and other postretirement benefits:
Net actuarial (loss) gain	(192.2)	68.2	(111.6)
Prior service credit (cost)	7.3	(19.9)	–
Reclassifications to net income:
Amortization of net actuarial loss	24.2	28.4	20.3
Amortization of prior service credit	(1.7)	(3.3)	(4.0)
Amortization of transition asset	–	(.1)	(.5)
Net curtailment of pension and post-retirement benefit obligations	.6	(13.3)	–
Settlement of pension obligations	1.0	1.2	.6
Cash flow hedges:
Losses (gains) recognized on cash flow hedges	.2	1.0	(1.8)
Reclassifications to net income	1.2	.3	9.7

Other comprehensive (loss) income, before tax	(314.1)	20.0	(43.7)
Income tax (benefit) expense related to items of other comprehensive income (loss)	(47.9)	23.1	(28.9)

Other comprehensive loss, net of tax	(266.2)	(3.1)	(14.8)

Total comprehensive (loss) income, net of tax	$(17.3)	$212.7	$200.6

See Notes to Consolidated Financial Statements

29 Avery Dennison Corporation 2014 Annual Report

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total

Balance as of December 31, 2011	$124.1	$778.6	$1,810.5	$(791.5)	$(263.2)	$1,658.5
Net income	–	–	215.4	–	–	215.4
Other comprehensive loss	–	–	–	–	(14.8)	(14.8)
Repurchase of 7,927,344 shares for treasury	–	–	–	(235.2)	–	(235.2)
Issuance of 713,571 shares under stock-based compensation plans, including tax of $(3.8)	–	23.2	(3.8)	22.4	–	41.8
Contribution of 844,311 shares to the 401(k) Plan	–	–	(.9)	26.5	–	25.6
Dividends: $1.08 per share	–	–	(110.4)	–	–	(110.4)

Balance as of December 29, 2012	$124.1	$801.8	$1,910.8	$(977.8)	$(278.0)	$1,580.9
Net income	–	–	215.8	–		215.8
Other comprehensive loss	–	–	–	–	(3.1)	(3.1)
Repurchase of 6,555,672 shares for treasury	–	–	–	(283.5)	–	(283.5)
Issuance of 2,240,185 shares under stock-based compensation plans, including tax of $1.7	–	10.5	(11.6)	70.7	–	69.6
Contribution of 578,441 shares to the 401(k) Plan	–	–	6.1	18.4	–	24.5
Dividends: $1.14 per share	–	–	(112.0)	–	–	(112.0)

Balance as of December 28, 2013	$124.1	$812.3	$2,009.1	$(1,172.2)	$(281.1)	$1,492.2
Net income	–	–	248.9	–		248.9
Other comprehensive loss	–	–	–	–	(266.2)	(266.2)
Repurchase of 7,416,167 shares for treasury	–	–	–	(355.5)	–	(355.5)
Issuance of 1,299,931 shares under stock-based compensation plans, including tax of $(4.1)	–	11.6	(2.0)	43.2	–	52.8
Contribution of 396,781 shares to the 401(k) Plan	–	–	6.2	13.2	–	19.4
Dividends: $1.34 per share	–	–	(125.1)	–	–	(125.1)

Balance as of January 3, 2015	$124.1	$823.9	$2,137.1	$(1,471.3)	$(547.3)	$1,066.5

See Notes to Consolidated Financial Statements

30

Consolidated Statements of Cash Flows

(In millions)	2014	2013	2012

Operating Activities
Net income	$248.9	$215.8	$215.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	135.5	135.6	150.1
Amortization	66.1	69.0	70.5
Provision for doubtful accounts and sales returns	20.7	16.3	19.5
Loss (gain) on sale of businesses	3.4	(49.3)	–
Indefinite-lived intangible asset impairment charge	3.0	–	7.0
Net losses (gains) from long-lived asset impairments and sales/disposals of assets	10.2	(5.8)	11.7
Stock-based compensation	28.3	34.0	38.9
Other non-cash expense and loss	44.2	49.3	41.8
Other non-cash income and gain	–	(11.8)	–
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(40.9)	(110.8)	(106.7)
Inventories	(33.0)	(75.9)	(.8)
Other current assets	(16.0)	3.5	(7.6)
Accounts payable	(62.8)	108.2	68.0
Accrued liabilities	(18.2)	(21.2)	73.8
Taxes on income	15.4	(12.2)	12.4
Deferred taxes	(18.2)	54.1	(1.3)
Other assets	(3.5)	(5.4)	(4.0)
Long-term retirement benefits and other liabilities	(8.9)	(73.3)	(75.3)

Net cash provided by operating activities	374.2	320.1	513.4

Investing Activities
Purchases of property, plant and equipment	(147.9)	(129.2)	(99.2)
Purchases of software and other deferred charges	(27.1)	(52.2)	(59.1)
Proceeds from sale of product line	–	–	.8
Proceeds from sales of property, plant and equipment	4.3	38.7	4.2
Sales (purchases) of investments, net	.3	.1	(6.7)
Proceeds from sale of businesses, net of cash provided	–	481.2	–
Other	–	.8	–

Net cash (used in) provided by investing activities	(170.4)	339.4	(160.0)

Financing Activities
Net increase (decrease) in borrowings (maturities of 90 days or less)	126.5	(435.3)	42.3
Additional borrowings (maturities longer than 90 days)	–	250.0	–
Payments of debt (maturities longer than 90 days)	(1.6)	(1.9)	(1.8)
Dividends paid	(125.1)	(112.0)	(110.4)
Share repurchases	(355.5)	(283.5)	(235.2)
Proceeds from exercises of stock options, net	34.2	44.8	10.2
Other	(2.0)	(8.3)	(2.7)

Net cash used in financing activities	(323.5)	(546.2)	(297.6)

Effect of foreign currency translation on cash balances	(4.9)	2.9	1.6

(Decrease) increase in cash and cash equivalents	(124.6)	116.2	57.4
Cash and cash equivalents, beginning of year	351.6	235.4	178.0

Cash and cash equivalents, end of year	$227.0	$351.6	$235.4

See Notes to Consolidated Financial Statements

31 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

        We develop identification and decorative solutions primarily for businesses worldwide. Our products include pressure-sensitive labeling technology and materials; graphics imaging media; retail branding and information solutions; radio-frequency identification ("RFID") inlays and tags; performance tapes; and medical solutions.

Principles of Consolidation

        The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation.

Financial Presentation

        In the first quarter of 2014, we began reporting Vancive Medical Technologies as a reportable segment. This business was previously reported within a category entitled "other specialty converting businesses" and was the only business that comprised that category in the prior periods presented.

        As further discussed in Note 2, "Discontinued Operations and Sale of Assets," we have classified the operating results of our Office and Consumer Products ("OCP") and Designed and Engineered Solutions ("DES") businesses, together with certain costs associated with their divestiture, as discontinued operations in the Consolidated Statements of Income for all periods presented. Unless otherwise noted, the results and financial condition of discontinued operations have been excluded from the notes to our Consolidated Financial Statements.

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2014 fiscal year consisted of a 53-week period ending January 3, 2015 and our 2013 and 2012 fiscal years consisted of 52-week periods ending December 28, 2013 and December 29, 2012, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions for the reporting period and as of the date of the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from these estimates.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand, deposits in banks, and short-term investments with maturities of three months or less when purchased. The carrying value of these assets approximates fair value due to the short maturity of the instruments.

Accounts Receivable

        We record trade accounts receivable at the invoiced amount. The allowance for doubtful account reserve represents allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. The customer complaint reserve represents estimated sales returns and allowances. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to:

  •
  Customer-specific allowances;
  •
  Amounts based upon an aging schedule; and
  •
  An amount, based on our historical experience, for allowances not yet identified.

        No single customer represented 10% or more of our net sales in, or trade accounts receivable at, year-end 2014 or 2013. However, during 2014, our ten largest customers by net sales represented 13% of our net sales. As of January 3, 2015, our ten largest customers by trade accounts receivable represented 15% of our trade accounts receivable. These customers were concentrated in the Pressure-sensitive Materials segment. We do not generally require our customers to provide collateral.

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

Property, Plant and Equipment

        Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from ten to forty-five years for buildings and improvements and three to fifteen years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.

Software

        We capitalize internal and external software costs that are incurred during the application development stage of software development, including costs incurred for the design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. Internal and external software costs during the preliminary project stage are expensed, as are those costs during the post-implementation and/or operation stage, including internal and external training costs and maintenance costs. Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, generally between five and ten years.

Impairment of Long-lived Assets

        Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable. Recoverability is measured by comparing the undiscounted cash flows expected from their use and eventual disposition to the carrying value of the related asset or asset group. The amount of impairment loss is calculated as the

32

Notes to Consolidated Financial Statements

excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

Goodwill and Other Intangibles Resulting from Business Acquisitions

        Business combinations are accounted for by the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patents and other acquired technology, trade names and trademarks, and other intangibles.

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

        Certain factors may result in the need to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit.

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

        We test indefinite-lived intangible assets, consisting of trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that their carrying values exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact the estimate of fair value. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

        On the date we enter into a derivative contract, we determine whether the derivative will be designated as a hedge. Those derivatives not designated as hedges are recorded on the balance sheets at fair value, with changes in the fair value recognized in earnings. Those derivatives designated as hedges are classified as either (1) hedges of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value" hedges); or (2) hedges of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability ("cash flow" hedges). Our policy is not to purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

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

33 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

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

        Sales rebates and discounts are common practice in the industries in which we operate. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based on our historical experience for similar programs and products. We review these rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

Research and Development

        Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred.

Long-Term Incentive Compensation

        No long-term incentive compensation expense was capitalized for the years ended 2014, 2013, or 2012.

        Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.

Valuation of Stock-Based Awards

        Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis over the requisite service period for stock options and restricted stock units ("RSUs"). Compensation expense for performance units ("PUs") is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. The compensation expense related to market-leveraged stock units ("MSUs") is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

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

        The fair value of RSUs and certain PUs that are subject to achievement of performance objectives based on a performance condition is determined based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends.

        The fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and certain PUs, is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

        Certain of these assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

        Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. Cash-based awards are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

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

34

Notes to Consolidated Financial Statements

        See also Note 12, "Long-term Incentive Compensation."

Taxes Based on Income

        Our provision for income taxes is determined using the asset and liability approach following the provisions of ASC 740, Accounting for Income Taxes. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return.

        See also Note 14, "Taxes Based on Income."

Recent Accounting Requirements

        In January 2015, the Financial Accounting Standards Board ("FASB") issued guidance on simplification of income statement classification by removing the concept of extraordinary items from GAAP. Items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The existing requirement to separately present items that are of an unusual nature or occur infrequently on a pre-tax basis within income from continuing operations has been retained and was expanded to include items that are both unusual and infrequent. These items may be presented in the income statement or disclosed in the footnotes to the financial statements. The guidance is effective for periods beginning after December 15, 2015. Early adoption is permitted, but only as of the beginning of the fiscal year of adoption. We expect our adoption of this standard to have no impact on our financial position, results of operations, cash flows, or disclosures.

        In August 2014, the FASB issued a new standard that requires an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. Under this new standard, substantial doubt exists when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued. If applicable, certain disclosures are required, including management's plans to mitigate those relevant conditions or events to alleviate the substantial doubt. This standard is effective for annual periods and interim periods within those annual periods ending after December 15, 2016. Early adoption is permitted. We expect our adoption of this standard to have no impact on our financial position, results of operations, cash flows, or disclosures.

        In June 2014, the FASB revised guidance on share-based compensation awards that require a specific performance target to be achieved in order for the awards to vest. This revised guidance requires that a performance target that impacts vesting and can be achieved after the requisite service period be treated as a performance condition. As such, a performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that a performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The revised guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, and can be applied either (i) prospectively to all awards granted or modified after the effective date or (ii) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Early adoption is permitted. We do not anticipate our adoption of this revised guidance to have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In May 2014, the FASB issued revised guidance on revenue recognition. This revised guidance provides a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This revised guidance will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. This revised guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This revised guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those years, and can be applied retrospectively either to each prior reporting period presented or with the cumulative effect of adoption recognized at the date of initial application. Early adoption is not permitted. We are evaluating the impact adoption of this revised guidance will have on our financial position, results of operations, cash flows, or disclosures. Based on the information that we have evaluated to date, we do not anticipate the adoption of this revised guidance to have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In April 2014, the FASB issued revised guidance on reporting discontinued operations. This revised guidance defines a discontinued operation as a disposal of a component or a group of components of an entity that represents a strategic shift that has (or will have) a major effect on the entity's operations and financial results. This revised guidance also requires additional disclosures for discontinued operations and new disclosures for individually material disposal transactions that do not meet the definition of a discontinued operation. This revised guidance is effective for fiscal years beginning on or after December 15, 2014 and interim periods within those years, with earlier adoption permitted. We do not anticipate the adoption of this revised guidance to have a significant impact on our financial position, results of operations, cash flows, or disclosures.

35 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

NOTE 2. DISCONTINUED OPERATIONS AND SALE OF ASSETS

Discontinued Operations

        On January 29, 2013, we entered into an agreement to sell our former OCP and DES businesses to CCL Industries Inc. ("CCL").

        On July 1, 2013, we completed the sale for a total purchase price of $500 million ($481.2 million net of cash provided) and entered into an amendment to the purchase agreement, which, among other things, increased the target net working capital amount and amended provisions related to employee matters and indemnification. We continue to be subject to certain indemnification obligations under the terms of the purchase agreement. In addition, the tax liability associated with the sale is subject to completion of tax return filings in certain foreign jurisdictions where we operated the OCP and DES businesses.

        At closing, we entered into a supply agreement, pursuant to which CCL agreed to purchase certain pressure-sensitive label stock, adhesives and other base material products for up to six years after closing. While the supply agreement is expected to continue generating revenues and cash flows from the OCP and DES businesses, our continuing involvement in the OCP and DES operations is not expected to be significant to us as a whole.

        The operating results of the discontinued operations and loss on sale were as follows:

(In millions)	2014	2013	2012

Net sales	$–	$380.4	$912.3

(Loss) income before taxes, including divestiture-related and restructuring costs	$–	$(12.4)	$86.4
Provision for income taxes	–	(.1)	(28.6)

(Loss) income from discontinued operations, net of tax before loss on sale	–	(12.5)	57.8
(Loss) gain on sale before taxes	(3.3)	49.4	–
Tax benefit (provision) on sale	1.1	(65.4)	–

(Loss) income from discontinued operations, net of tax	$(2.2)	$(28.5)	$57.8

        The loss from discontinued operations, net of tax, for 2014 reflected costs related to the resolution of certain post-closing adjustments, including completion of the final purchase price allocation in the third quarter of 2014.

        The loss before taxes, including divestiture-related and restructuring costs, for 2013 included a curtailment gain associated with our postretirement health and welfare benefit plans, partially offset by divestiture-related costs. Refer to Note 6, "Pension and Other Postretirement Benefits," for information regarding the curtailment gain. The (loss) income from discontinued operations, net of tax, reflected the elimination of certain corporate cost allocations. The income tax provision included in the net loss on sale reflects tax versus book basis differences, primarily associated with goodwill.

        Net sales from continuing operations to discontinued operations were $45.8 million and $100 million during 2013 and 2012, respectively. These sales have been included in "Net sales" in the Consolidated Statements of Income.

Sale of Assets

        In September 2014, we sold properties in Framingham, Massachusetts used primarily as the former headquarters of our Retail Branding and Information Solutions business for $3.3 million, recognizing a pre-tax gain of $1.9 million. In April 2013, we sold the property and equipment of our former corporate headquarters in Pasadena, California for approximately $20 million, recognizing a pre-tax gain of $10.9 million. During 2013, we also completed the sale of certain property, plant and equipment in China for approximately $11 million, as well as the sale of a research facility also located in Pasadena, California for approximately $5 million. These gains were recorded in "Other expense, net" in the Consolidated Statements of Income.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

        Results from our annual impairment test in the fourth quarter of 2014 indicated that no impairment had occurred in 2014 related to goodwill. The fair value of these assets was primarily based on Level 3 inputs.

        Changes in the net carrying amount of goodwill for 2014 and 2013 by reportable segment were as follows:

(In millions)	Pressure- sensitive Materials	Retail Branding and Information Solutions	Other specialty converting businesses	Total

Goodwill as of December 29, 2012	$338.3	$422.6	$3.5	$764.4
Divestiture (1)	–	–	(3.5)	(3.5)
Acquisition adjustments	–	(.2)	–	(.2)
Translation adjustments	(3.9)	(5.7)	–	(9.6)

Goodwill as of December 28, 2013	334.4	416.7	–	751.1
Acquisition adjustments (2)	.4	7.0	–	7.4
Translation adjustments	(28.2)	(8.7)	–	(36.9)

Goodwill as of January 3, 2015	$306.6	$415.0	$–	$721.6

(1)
See Note 2, "Discontinued Operations and Sale of Assets," for more information.
(2)
Acquisition adjustments related to deferred taxes from previous acquisitions. See Note 14, "Taxes Based on Income," for more information.

        The carrying amounts of goodwill at January 3, 2015 and December 28, 2013 were net of accumulated impairment losses of $820 million, which were included in our Retail Branding and Information Solutions reportable segment.

36

Notes to Consolidated Financial Statements

        There was no goodwill associated with our Vancive Medical Technologies reportable segment.

Indefinite-Lived Intangible Assets

        In the third quarter of 2014, we determined that there was a need to conduct an interim impairment test of our indefinite-lived intangible assets, consisting of certain trade names and trademarks. The factors considered included a shortfall in 2014 full-year projected revenue and a reduction in 2015 projected revenue associated with these assets. The interim impairment test indicated that the fair value of our indefinite-lived intangible assets was less than their carrying value, which resulted in a non-cash asset impairment charge of $3 million. This charge was recorded in "Other expense, net" in the Consolidated Statements of Income and included in our Retail Branding and Information Solutions reportable segment. Results from our annual impairment test in the fourth quarter of 2014 indicated that no further impairment had occurred related to indefinite-lived intangible assets. The fair value of these assets was primarily based on Level 3 inputs.

        In conjunction with the preparation for our annual impairment test in the fourth quarter of 2012, we determined that the carrying value of our indefinite-lived intangible assets consisting of certain trade names and trademarks exceeded their fair value, which resulted in a non-cash impairment charge of $7 million. This charge was recorded in "Other expense, net" in the Consolidated Statements of Income and included in our Retail Branding and Information Solutions reportable segment. The fair value of these assets was primarily based on Level 3 inputs.

        The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $7.9 million and $10.9 million at January 3, 2015 and December 28, 2013, respectively.

Finite-Lived Intangible Assets

        The following table sets forth our finite-lived intangible assets resulting from business acquisitions at January 3, 2015 and December 28, 2013, which continue to be amortized:

	2014			2013
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	$228.9	$180.2	$48.7	$234.1	$164.6	$69.5
Patents and other acquired technology	49.0	42.7	6.3	48.9	38.3	10.6
Trade names and trademarks	24.0	20.5	3.5	26.2	22.5	3.7
Other intangibles	12.3	11.3	1.0	12.4	11.1	1.3

Total	$314.2	$254.7	$59.5	$321.6	$236.5	$85.1

        Amortization expense from continuing operations for finite-lived intangible assets resulting from business acquisitions was $24.4 million for 2014, $28.5 million for 2013, and $29.9 million for 2012.

        The estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

(In millions)	Estimated Amortization Expense

2015	$20.8
2016	19.0
2017	9.9
2018	2.4
2019	1.8

NOTE 4. DEBT AND CAPITAL LEASES

Short-Term Borrowings

        We had $87 million of borrowings from commercial paper issuances outstanding (weighted-average interest rate of ..4%) at January 3, 2015. We had no outstanding short-term variable rate borrowings from commercial paper issuances at December 28, 2013.

Short-Term Credit Facilities

        In October 2014, we amended and restated our revolving credit facility (the "Revolver") with certain domestic and foreign banks, increasing the amount available thereunder from $675 million to $700 million. The amendment also extended the Revolver's maturity date from December 22, 2016 to October 3, 2019 and adjusted pricing to reflect favorable market conditions. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $325 million, subject to lender approval and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used to finance other corporate requirements.

        No balances were outstanding under the Revolver as of January 3, 2015 or December 28, 2013. Commitment fees associated with this facility in 2014, 2013, and 2012 were $1.3 million, $1.4 million, and $1.4 million, respectively.

        Uncommitted lines of credit were approximately $316 million at January 3, 2015. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under uncommitted lines of credit were $111.6 million (weighted-average interest rate of 9.4%) and $73.9 million (weighted-average interest rate of 11.2%) at January 3, 2015 and December 28, 2013, respectively.

37 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

Long-Term Borrowings and Capital Leases

        Long-term debt, including its respective interest rates, and capital lease obligations at year-end consisted of the following:

(In millions)	2014	2013

Long-term debt and capital leases
Medium-term notes:
Series 1995 due 2015 through 2025	$50.0	$50.0
Long-term notes
Senior notes due 2017 at 6.6%	249.6	249.6
Senior notes due 2020 at 5.4%	249.9	249.9
Senior notes due 2023 at 3.4%	249.7	249.7
Senior notes due 2033 at 6.0%	150.0	150.0
Capital lease obligations	1.8	3.0
Less amount classified as current	(5.7)	(1.6)

Total long-term debt and capital leases	$945.3	$950.6

        Our medium-term notes have maturities from 2015 through 2025 and accrue interest at an average fixed rate of 7.5%.

        Maturities of long-term debt and capital lease payments for each of the next five fiscal years and thereafter are expected to be as follows:

Year	(In millions)

2015 (classified as current)	$5.7
2016	.3
2017	249.9
2018	.2
2019	.2
2020 and thereafter	694.7

        In April 2013, we issued $250 million of senior notes due April 2023. The notes bear an interest rate of 3.35% per year, payable semiannually in arrears. Net proceeds from the offering, after deducting underwriting discounts and offering expenses, of approximately $247.5 million were used to repay a portion of the indebtedness outstanding under our commercial paper program during the second quarter of 2013.

        In January 2013, we repaid $250 million of senior notes at maturity using commercial paper borrowings.

Other

        Our various loan agreements require that we maintain specified financial covenant ratios of total debt and interest expense in relation to certain measures of income. As of January 3, 2015, we were in compliance with our financial covenants.

        Our total interest costs from continuing operations in 2014, 2013, and 2012, were $67.2 million, $62.3 million, and $76.2 million, respectively, of which $3.9 million, $3.3 million, and $3.3 million, respectively, were capitalized as part of the cost of assets.

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which include commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.22 billion at January 3, 2015 and $1.06 billion at December 28, 2013. Fair value amounts were determined primarily based on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 5. FINANCIAL INSTRUMENTS

As of January 3, 2015, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $5.5 million and $1.4 billion, respectively.

        We recognize all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges and foreign exchange contracts on existing balance sheet items as fair value hedges.

        The following table provides the fair value and balance sheet locations of derivatives as of January 3, 2015:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$10.3	Other accrued liabilities	$10.5
Commodity contracts	Other current assets	–	Other accrued liabilities	1.0
			Long-term retirement benefits and other liabilities	.2

		$10.3		$11.7

        The following table provides the fair value and balance sheet locations of derivatives as of December 28, 2013:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$3.1	Other accrued liabilities	$4.7
Commodity contracts	Other current assets	.1	Other accrued liabilities	–

		$3.2		$4.7

Fair Value Hedges

        For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings, resulting in no material net impact to income.

        The following table provides the components of the net gain (loss) recognized in income related to fair value hedge contracts. The

38

Notes to Consolidated Financial Statements

corresponding gains or losses on the underlying hedged items approximated the net gain (loss) on these fair value hedge contracts.

(In millions)	Location of Gain (Loss) in Income	2014	2013	2012

Foreign exchange contracts	Cost of products sold	$(1.6)	$2.3	$–
Foreign exchange contracts	Marketing, general and administrative expense	(43.3)	(35.9)	17.8

		$(44.9)	$(33.6)	$17.8

Cash Flow Hedges

        For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of "Accumulated other comprehensive loss" and reclassified into earnings in the same period(s) during which the hedged transaction affects earnings. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

        Gains (losses) recognized in "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2014	2013	2012

Foreign exchange contracts	$1.3	$1.1	$(.9)
Commodity contracts	(1.2)	(.1)	(.9)

	$.1	$1.0	$(1.8)

        Amounts reclassified from "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	Location of Gain (Loss) in Income	2014	2013	2012

Foreign exchange contracts	Cost of products sold	$(1.2)	$.6	$(2.5)
Commodity contracts	Cost of products sold	.1	(1.2)	(2.8)
Interest rate contracts	Interest expense	(.1)	(.1)	(4.4)

		$(1.2)	$(.7)	$(9.7)

        The amount of gain or loss recognized in income related to the ineffective portion of, and the amount excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments was not material in 2014, 2013, or 2012.

        As of January 3, 2015, we expect a net gain of approximately $2 million to be reclassified from "Accumulated other comprehensive loss" to earnings within the next 12 months.

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

        We sponsor a number of defined benefit plans, the accrual of benefits under some of which has been frozen, covering eligible employees in the U.S. and certain other countries. Benefits payable to an employee are based primarily on years of service and the employee's compensation during the course of his or her employment with us. While we have not expressed any intent to terminate these plans, we may do so at any time, subject to applicable laws and regulations.

        We are also obligated to pay unfunded termination indemnity benefits to certain employees outside of the U.S., which are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to termination indemnity arrangements, and therefore, no related costs are included in the disclosures below.

        Employees who participated in our U.S. defined benefit plan, the Avery Dennison Pension Plan ("ADPP"), between December 1, 1986 and November 30, 1997, may also have had a Stock Holding and Retirement Enhancement Account ("SHARE Account") associated with our defined contribution plan. The ADPP is a floor offset plan that coordinated the amount of projected benefit obligation to an eligible participant with the SHARE Account such that the total benefit payable to an eligible participant would equal the greater of the value of the participant's benefit from the ADPP or the value of the participant's SHARE Account. Lower than expected asset returns on the participant balances in the SHARE Account could have increased the projected benefit obligation under the ADPP. In the fourth quarter of 2013, we amended our plan documents to require participants to make an early election rather than waiting to make such election upon termination of employment either to (a) receive their assets in the SHARE Account as a distribution, in which case their retirement benefit under the ADPP would be offset by the annuity equivalent of these assets, or (b) transfer their SHARE Account assets to the ADPP and receive the full ADPP retirement benefit in annuity form. The amendment resulted in an actuarial loss of approximately $20 million to the ADPP in 2013. In the fourth quarter of 2014, all participants with a SHARE Account completed their elections and the existing SHARE Accounts were terminated, resulting in our recording an additional actuarial loss of $12 million. These actuarial losses are subject to future amortization.

Plan Assets

        Our investment management of the ADPP assets utilizes a liability driven investment (LDI) strategy. Under an LDI strategy, the assets are invested in a diversified portfolio that is split into two sub-portfolios: a growth portfolio and a liability hedging portfolio. The growth portfolio consists primarily of equity and high-yield fixed income securities. The liability hedging portfolio consists primarily of investment grade fixed income securities and cash, and is intended, over time, to more closely match the liabilities of the plan. The investment objective of the portfolio is to improve the funded status of the plan; as funded status reaches certain trigger points, the portfolio moves to a more conservative asset allocation by increasing the allocation to the liability hedging portfolio. The current allocation is 65% in the growth portfolio and 35% in the liability hedging portfolio, subject to periodic fluctuations due to market movements. The plan assets are diversified across asset classes, striving to balance risk and return within the limits of prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended. Because many of the pension liabilities are long-term, the investment horizon is also long-term, but the investment plan must also ensure adequate near-term liquidity to fund benefit payments.

39 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

        Assets of our international plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans combined is 39% in equity securities, 49% in fixed income securities and cash, and 12% in insurance contracts and other investments, and is subject to periodic fluctuations in these respective asset classes.

Fair Value Measurements

        The following is a description of the valuation methodologies used for assets measured at fair value:

        Cash is valued at nominal value. Money market funds are valued at net asset value ("NAV"). Mutual funds are valued at fair value as determined by quoted market prices, based upon the NAV of shares held by the plans at year-end. Pooled funds, which include real estate pooled funds and multi-asset common trust funds, are comprised of shares or units in funds that are not publicly traded and are valued at net unit value, as determined by the fund's trustees based on the underlying securities in the trust. Equities are valued at the closing price reported on the active market on which the individual securities are traded. Real estate investment trusts are valued based on quoted prices in active markets. Debt securities consist primarily of treasury securities and corporate bonds, which are valued using bid prices; observable market inputs to determine these prices include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids and offers. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus or minus investment returns and changes in cash flows. Pooled funds – alternative investments are investments in a fund of hedge funds, which are valued monthly on a one-month lag using a market approach valuation technique. We assess information available to us to determine whether there are any material changes to values at the reporting date. This investment was classified as a Level 3 asset as shares may be redeemed quarterly upon 65 days' notice and are subject to certain restrictions.

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

        The following table sets forth, by level within the fair value hierarchy, U.S. plan assets (all in the ADPP) at fair value as of year-end 2014:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Asset class
Cash	$1.3	$1.3	$–	$–
Liability hedging portfolio
Pooled funds – Corporate debt/agencies	152.4	–	152.4	–
Pooled funds – Fixed income	218.7	–	218.7	–
Pooled funds – U.S. bonds, other fixed income	.4	–	.4	–

Total liability hedging portfolio	371.5	–	371.5	–

Growth portfolio (1)
Pooled funds – Global equities	60.2	–	60.2	–
Pooled funds – Global real estate investment trusts	40.4	–	40.4	–
Pooled funds – High yield bonds	58.2	–	58.2	–
Pooled funds – International	87.5	–	87.5	–
Pooled funds – U.S. equities	99.4	–	99.4	–
Pooled funds – Alternative investments	60.3	–	–	60.3

Total growth portfolio	406.0	–	345.7	60.3

Total U.S. plan assets at fair value	$778.8	$1.3	$717.2	$60.3

Other assets (2)	.1

Total U.S. plan assets	$778.9

(1)
"Pooled funds – International" excludes U.S. equity securities; "Pooled funds – Global equities" includes U.S. equity securities.
(2)
Includes accrued recoverable taxes.
40

Notes to Consolidated Financial Statements

        The following table presents a reconciliation of Level 3 U.S. plan assets held during the year ended January 3, 2015:

Level 3 Assets
(In millions)	Pooled Funds – Alternative Investments

Balance at December 28, 2013	$51.2
Net realized and unrealized gain	2.7
Purchases	6.4
Settlements	–
Impact of changes in foreign currency exchange rates	–

Balance at January 3, 2015	$60.3

        The following table sets forth, by level within the fair value hierarchy, international plan assets at fair value as of year-end 2014:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Asset class
Cash	$.6	$.6	$–	$–
Fixed income securities
Mutual funds	.3	.3	–	–
Pooled funds – Emerging markets bonds	6.7	–	6.7	–
Pooled funds – European bonds	243.5	–	243.5	–
Pooled funds – U.K. bonds	66.4	–	66.4	–
Pooled funds – Global bonds	3.4	–	3.4	–
Pooled funds – High yield bonds	6.5	–	6.5	–
Pooled funds – Enhanced yield bonds	1.9	–	1.9	–

Total fixed income securities	328.7	.3	328.4	–

Equity securities
Pooled funds – Emerging markets	22.3	–	22.3	–
Pooled funds – U.K.	16.2	–	16.2	–
Pooled funds – Global	160.2	–	160.2	–
Pooled funds – Real estate investment trusts	32.0	–	32.0	–

Total equity securities	230.7	–	230.7	–

Other investments
Pooled funds – Commodities	8.4	–	8.4	–
Pooled funds – Real estate	8.5	–	8.5	–
Pooled funds – Other	16.6	–	16.6	–
Insurance contracts	24.6	–	–	24.6

Total other investments	58.1	–	33.5	24.6

Total international plan assets at fair value	$618.1	$.9	$592.6	$24.6

41 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

        The following table presents a reconciliation of Level 3 international plan assets held during the year ended January 3, 2015:

Level 3 Assets
(In millions)	Insurance Contracts

Balance at December 28, 2013	$27.4
Net realized and unrealized gain	.6
Purchases	2.3
Settlements	(2.9)
Impact of changes in foreign currency exchange rates	(2.8)

Balance at January 3, 2015	$24.6

        The following table sets forth, by level within the fair value hierarchy, U.S. plan assets (all in the ADPP) at fair value as of year-end 2013:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Asset class
Cash	$15.8	$15.8	$–	$–
Liability hedging portfolio
Pooled funds – Corporate debt/agencies	332.7	–	332.7	–
Pooled funds – U.S. bonds, other fixed income	.4	–	.4	–

Total liability hedging portfolio	333.1	–	333.1	–

Growth portfolio (1)
Pooled funds – Global equities	60.0	–	60.0	–
Pooled funds – Global real estate investment trusts	45.8	–	45.8	–
Pooled funds – High yield bonds	65.2	–	65.2	–
Pooled funds – International	86.6	–	86.6	–
Pooled funds – U.S. equities	89.5	–	89.5	–
Pooled funds – Alternative investments	51.2	–	–	51.2

Total growth portfolio	398.3	–	347.1	51.2

Total U.S. plan assets at fair value	$747.2	$15.8	$680.2	$51.2

Other assets (2)	.2

Total U.S. plan assets	$747.4

(1)
"Pooled funds – International" excludes U.S. equity securities; "Pooled funds – Global equities" includes U.S. equity securities.
(2)
Includes accrued recoverable taxes.
42

Notes to Consolidated Financial Statements

        The following table sets forth, by level within the fair value hierarchy, international plan assets at fair value as of year-end 2013:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Asset class
Cash	$4.7	$4.7	$–	$–
Fixed income securities
Mutual funds	.3	.3	–	–
Pooled funds – Emerging markets bonds	6.2	–	6.2	–
Pooled funds – European bonds	193.8	–	193.8	–
Pooled funds – U.K. bonds	56.6	–	56.6	–
Pooled funds – Global bonds	3.3	–	3.3	–
Pooled funds – High yield bonds	6.7	–	6.7	–

Total fixed income securities	266.9	.3	266.6	–

Equity securities
Pooled funds – Emerging markets	20.9	–	20.9	–
Pooled funds – U.K.	17.2	–	17.2	–
Pooled funds – Global	151.3	–	151.3	–
Pooled funds – Real estate investment trusts	28.8	–	28.8	–

Total equity securities	218.2	–	218.2	–

Other investments
Pooled funds – Commodities	9.5	–	9.5	–
Pooled funds – Real estate	7.7	–	7.7	–
Pooled funds – Other	31.7	–	31.7	–
Insurance contracts	27.4	–	–	27.4

Total other investments	76.3	–	48.9	27.4

Total international plan assets at fair value	$566.1	$5.0	$533.7	$27.4

Other assets (1)	.5

Total international plan assets	$566.6

(1)
Includes accrued recoverable taxes.

Postretirement Health Benefits

        We provide postretirement health benefits to certain U.S. retired employees up to the age of 65 under a cost-sharing arrangement and provide supplemental Medicare benefits to certain U.S. retirees over the age of 65. Our policy is to fund the cost of the postretirement benefits from operating cash flows. While we have not expressed any intent to terminate postretirement health benefits, we may do so at any time, subject to applicable laws and regulations.

Plan Assumptions

Discount Rate

        In consultation with our actuaries, we annually review and determine the discount rates to be used in connection with valuing our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans.

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between our asset classes, and the mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness.

43 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

Healthcare Cost Trend Rate

        Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2015. This rate is expected to decrease to approximately 5% by 2018.

        A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One-percentage-point Increase	One-percentage-point Decrease

Effect on total of service and interest cost components	$.01	$(.01)
Effect on postretirement benefit obligations	.4	(.4)

Plan Balance Sheet Reconciliations

        The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits				U.S. Postretirement Health Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in projected benefit obligations
Projected benefit obligations at beginning of year	$933.7	$642.8	$963.7	$597.6	$9.1	$12.0
Service cost	.4	12.9	.4	13.0	–	–
Interest cost	44.7	23.8	39.7	23.3	.3	.3
Participant contribution	–	4.0	–	4.1	1.1	1.2
Amendments (1)	–	(7.2)	19.9	–	–	–
Actuarial loss (gain) (2)	141.5	166.1	(59.8)	8.5	.3	(.5)
Plan transfers (3)	21.4	–	5.7	7.1	–	–
Benefits paid	(47.9)	(22.3)	(45.4)	(21.2)	(2.8)	(3.5)
Curtailments	–	(7.6)	9.5	(1.7)	–	(.4)
Settlements	–	(2.2)	–	(6.0)	–	–
Foreign currency translation	–	(73.2)	–	18.1	–	–

Projected benefit obligations at end of year	$1,093.8	$737.1	$933.7	$642.8	$8.0	$9.1

Accumulated benefit obligations at end of year	$1,093.8	$693.9	$933.7	$601.7

(1)
Amendments to the international plans in 2014 related to our plans in The Netherlands, U.K. and France. Amendments to the U.S. pension plan in 2013 primarily related to changing the timing for the required benefit elections for participant SHARE Accounts.
(2)
Actuarial loss (gain) in 2013 included an out-of-period adjustment of $15 million recorded in the fourth quarter of 2013 to properly state the balance sheet pension liability by increasing the projected benefit obligation as a result of a change in the method for projecting SHARE Account asset values. The corresponding adjustment affected other comprehensive income, with no impact to net income in 2013, and is subject to future amortization. The impact of this out-of-period adjustment was not considered material to the 2013 or any previous financial statements.
(3)
Plan transfers in 2014 and 2013 for the U.S. represented transfers from participant SHARE Accounts. Plan transfers in 2013 for the international plans include transfers in Switzerland and Germany related to the OCP and DES divestitures.

Plan Assets

	Pension Benefits				U.S. Postretirement Health Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in plan assets
Plan assets at beginning of year	$747.4	$566.6	$648.5	$515.0	$–	$–
Actual return on plan assets	52.9	117.9	61.8	26.6	–	–
Plan transfers (1)	21.4	–	5.7	2.3	–	–
Employer contributions	5.1	16.0	76.8	28.9	1.7	2.3
Participant contributions	–	4.0	–	4.1	1.1	1.2
Benefits paid	(47.9)	(22.3)	(45.4)	(21.2)	(2.8)	(3.5)
Settlements	–	(2.2)	–	(6.0)	–	–
Foreign currency translation	–	(61.9)	–	16.9	–	–

Plan assets at end of year	$778.9	$618.1	$747.4	$566.6	$–	$–

(1)
Plan transfers in 2014 and 2013 for the U.S. represented transfers from participant SHARE Accounts. Plan transfers in 2013 for the international plans include transfers in Switzerland related to the OCP and DES divestitures.
44

Notes to Consolidated Financial Statements

Funded Status

	Pension Benefits				U.S. Postretirement Health Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int'l	U.S.	Int'l

Funded status of the plans
Other assets	$–	$20.0	$–	$35.4	$–	$–
Other accrued liabilities	(4.1)	(2.5)	(3.6)	(2.7)	(1.6)	(2.2)
Long-term retirement benefits and other liabilities	(310.8)	(136.5)	(182.7)	(108.9)	(6.4)	(6.9)

Plan assets less than benefit obligations	$(314.9)	$(119.0)	$(186.3)	$(76.2)	$(8.0)	$(9.1)

	Pension Benefits						U.S. Postretirement Health Benefits
	2014		2013		2012		2014	2013	2012
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used to determine year-end benefit obligations
Discount rate	4.00%	2.54%	4.85%	3.88%	4.00%	3.94%	3.50%	3.45%	2.85%
Compensation rate increase	–	2.22	–	2.24	–	2.24	–	–	–

        The amount in non-current pension assets represents the net assets of our overfunded plans, which consist of a few international plans. The amounts in current and non-current pension liabilities represent the net obligations of our underfunded plans, which consist of all U.S. and several international plans.

        For U.S. and international plans combined, the projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1.45 billion and $997.3 million, respectively, at year-end 2014 and $1.25 billion and $953.7 million, respectively, at year-end 2013.

        For U.S. and international plans combined, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.43 billion and $997.3 million, respectively, at year-end 2014 and $1.22 billion and $938.6 million, respectively, at year-end 2013.

Accumulated Other Comprehensive Loss

        The following table sets forth the pretax amounts recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

	Pension Benefits				U.S. Postretirement Health Benefits
	2014		2013		2014	2013
(In millions)	U.S.	Int'l	U.S.	Int'l

Net actuarial loss	$590.5	$174.8	$466.9	$129.5	$24.1	$26.6
Prior service cost (credit)	19.9	(5.3)	21.0	2.5	(22.9)	(26.2)
Net transition obligation	–	.4	–	.5	–	–

Net amount recognized in accumulated other comprehensive loss	$610.4	$169.9	$487.9	$132.5	$1.2	$.4

        The following table sets forth the pretax amounts, including those of discontinued operations, recognized in "Other comprehensive loss (income)":

	Pension Benefits						U.S. Postretirement Health Benefits
	2014		2013		2012		2014	2013	2012
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Net actuarial loss (gain)	$140.6	$51.3	$(73.4)	$6.1	$93.5	$16.4	$.3	$(.9)	$1.7
Prior service (credit) cost	–	(7.3)	19.9	–	–	–	–	–	–
Amortization of unrecognized:
Net actuarial loss	(16.8)	(5.6)	(18.6)	(8.0)	(14.9)	(3.3)	(2.8)	(2.5)	(2.7)
Prior service (cost) credit	(1.2)	(1.0)	(.3)	(.4)	(.4)	(.5)	3.3	17.2	4.8
Net transition asset	–	–	–	.1	–	.5	–	–	–

Net amount recognized in other comprehensive loss (income)	$122.6	$37.4	$(72.4)	$(2.2)	$78.2	$13.1	$.8	$13.8	$3.8

45 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

Plan Income Statement Reconciliations

        The following table sets forth the components of net periodic benefit cost, which are recorded in income from continuing operations, for our defined benefit plans:

	Pension Benefits						U.S. Postretirement Health Benefits
	2014		2013		2012		2014	2013	2012
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Service cost	$.4	$12.9	$.4	$13.0	$.3	$9.1	$–	$–	$–
Interest cost	44.7	23.8	39.7	23.3	40.3	24.5	.3	.3	.5
Expected return on plan assets	(52.0)	(26.0)	(48.1)	(22.6)	(45.9)	(22.1)	–	–	–
Recognized actuarial loss	16.2	5.2	17.7	6.3	14.3	3.1	2.8	2.5	2.7
Amortization of prior service cost (credit)	1.2	.4	.3	.5	.4	.4	(3.3)	(4.1)	(4.8)
Amortization of transition asset	–	–	–	(.1)	–	(.5)	–	–	–
Recognized loss (gain) on curtailment (1)	–	.6	–	(1.5)	–	–	–	–	–
Recognized loss on settlement (2)	.6	.4	–	.5	.6	–	–	–	–

Net periodic benefit cost (credit)	$11.1	$17.3	$10.0	$19.4	$10.0	$14.5	$(.2)	$(1.3)	$(1.6)

(1)
Recognized loss on curtailment in 2014 related to a pension plan in The Netherlands and gain on curtailment in 2013 related to a pension plan in Taiwan. These amounts were recorded in "Other expense, net" in the Consolidated Statements of Income.
(2)
Represented settlement event in Switzerland in 2014.

        In 2013, in connection with the sale of our former OCP and DES businesses, we recognized a curtailment gain of $13.1 million associated with our U.S. postretirement health benefit plan, partially offset by curtailment and settlement losses of $10.4 million associated with certain U.S. pension plans. The net gain of $2.7 million was recorded in "Income (loss) from discontinued operations, net of tax" in the Consolidated Statements of Income. Refer to Note 2, "Discontinued Operations and Sale of Assets," for more information on the sale.

        The following table sets forth the weighted-average assumptions used to determine net periodic cost:

	Pension Benefits						U.S. Postretirement Health Benefits
	2014		2013		2012		2014	2013	2012
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Discount rate	4.85%	3.88%	4.00%	3.94%	4.75%	4.80%	3.45%	2.85%	3.75%
Expected return on assets	7.75	4.82	8.00	4.78	8.00	4.95	–	–	–
Compensation rate increase	–	2.24	–	2.24	–	2.79	–	–	–

Plan Contributions

        We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. In 2015, we expect to contribute approximately $15 million, $4 million, and $2 million to our international pension plans, U.S. pension plans, and postretirement benefit plan, respectively.

Future Benefit Payments

        Anticipated future benefit payments, which reflect expected service periods for eligible participants, are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int'l

2015	$49.4	$18.4	$1.6
2016	50.1	19.3	1.2
2017	52.2	19.8	.9
2018	68.4	20.1	.6
2019	58.2	21.1	.5
2020 –2023	294.5	119.2	1.6

Estimated Amortization Amounts in Accumulated Other Comprehensive Loss

        Our estimates of fiscal year 2015 amortization of amounts included in "Accumulated other comprehensive loss" are as follows:

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int'l

Net actuarial loss	$20.3	$10.4	$2.6
Prior service cost (credit)	1.1	(.3)	(3.3)
Net transition obligation	–	.1	–

Net loss (gain) to be recognized	$21.4	$10.2	$(.7)

Defined Contribution Plans

        We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan for our U.S. employees.

        We recognized expense from continuing operations of $19.4 million, $21 million, and $19.8 million in 2014, 2013, and 2012, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Notes to Consolidated Financial Statements

Other Retirement Plans

        We have deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earn specified and variable rates of return. As of year-end 2014 and 2013, we had accrued $125.2 million and $128.6 million, respectively, for our obligations under these plans. These obligations are funded by corporate-owned life insurance contracts and standby letters of credit. As of year-end 2014 and 2013, these obligations were secured by standby letters of credit of $2.5 million and $3 million, respectively. Proceeds from the insurance policies are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in "Other assets" in the Consolidated Balance Sheets, were $210.9 million and $204.6 million at year-end 2014 and 2013, respectively.

        Our deferred compensation expense from continuing operations was $6.8 million, $5.9 million, and $7.1 million for 2014, 2013, and 2012, respectively. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

        Our Directors Deferred Equity Compensation Plan allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our stock option and incentive plan. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable payable date. A director's DSUs are converted into shares of our common stock upon his or her resignation or retirement. Approximately .1 million DSUs were outstanding as of year-end 2014 and 2013, with an aggregate value of $6.1 million and $5.5 million, respectively.

NOTE 7. COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more are as follows:

Year	(In millions)

2015	$50.9
2016	37.4
2017	22.3
2018	13.6
2019	10.3
2020 and thereafter	39.3

Total minimum lease payments	$173.8

        Rent expense for operating leases from continuing operations, which includes maintenance and insurance costs and property taxes, was approximately $67 million in 2014, $70 million in 2013, and $75 million in 2012. Operating leases relate primarily to office and warehouse space, and equipment for electronic data processing and transportation. The terms of these leases do not impose significant restrictions or unusual obligations, except as noted below.

        On September 9, 2005, we completed a ten-year lease financing for a commercial facility located in Mentor, Ohio used primarily for the North American headquarters and research center of our Materials group. The facility consists generally of land, buildings, and equipment. We lease the facility under an operating lease arrangement, which contains a residual value guarantee of $31.5 million, as well as certain obligations with respect to the refinancing of the lessor's debt of $11.5 million (collectively, the "Guarantee"). At the end of the lease term, we have the option to purchase or remarket the facility at an amount equivalent to the value of the Guarantee. If our estimated fair value (or estimated selling price) of the facility falls below the Guarantee, we would be required to pay the lessor a shortfall, which is an amount equivalent to the Guarantee less our estimated fair value. During the second quarter of 2011, we estimated a shortfall with respect to the Guarantee and began to recognize the shortfall on a straight-line basis over the remaining lease term. The carrying amount of the shortfall was approximately $16 million at January 3, 2015, which was included in "Other accrued liabilities" in the Consolidated Balance Sheets.

        Refer to Note 4, "Debt and Capital Leases," for information on capital lease obligations.

NOTE 8. CONTINGENCIES

Legal Proceedings

        We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. We have accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

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

47 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

        As of January 3, 2015, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a potentially responsible party ("PRP") at fourteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination and for which no settlement of our liability has been agreed. We are participating with other PRPs at these sites, and anticipate that our share of remediation costs will be determined pursuant to agreements entered into in the normal course of negotiations with the EPA or other governmental authorities.

        We have accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate the range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites would be addressed as they arise; until then, a range of expenses for such remediation cannot be determined.

        The activity in 2014 and 2013 related to environmental liabilities was as follows:

(In millions)	2014	2013

Balance at beginning of year	$29.6	$32.5
Charges (reversals), net	1.7	4.6
Payments	(5.1)	(7.5)

Balance at end of year	$26.2	$29.6

        As of January 3, 2015, approximately $10 million of the balance was classified as short-term and included in "Other accrued liabilities" in the Consolidated Balance Sheets.

Guarantees

        We participate in receivable financing programs with several financial institutions whereby advances may be requested from these financial institutions. We guarantee the collection of the related receivables. At January 3, 2015, the outstanding amount guaranteed was approximately $17 million. We believe our exposure to these guarantees is not material.

        Unused letters of credit (primarily standby) outstanding with various financial institutions were approximately $53 million at January 3, 2015.

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of January 3, 2015:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$17.9	$7.6	$10.3	$–
Derivative assets	10.3	–	10.3	–
Liabilities
Derivative liabilities	$11.7	$1.2	$10.5	$–

Notes to Consolidated Financial Statements

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 28, 2013:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$17.7	$7.6	$10.1	$–
Short-term investments	114.5	–	114.5	–
Derivative assets	3.2	.1	3.1	–
Liabilities
Derivative liabilities	$4.7	$–	$4.7	$–

        Trading securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using net asset value. As of January 3, 2015, trading securities of $.8 million and $17.1 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of December 28, 2013, trading securities of $.3 million and $17.4 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Short-term investments are comprised of commercial paper and measured at fair value using broker quoted prices. As of December 28, 2013, short-term investments were included in "Cash and cash equivalents." Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy.

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

NOTE 10. NET INCOME PER SHARE

Net income per common share was computed as follows:

(In millions, except per share amounts)		2014	2013	2012

(A)	Income from continuing operations	$251.1	$244.3	$157.6
(B)	(Loss) income from discontinued operations, net of tax	(2.2)	(28.5)	57.8

(C)	Net income available to common shareholders	$248.9	$215.8	$215.4

(D)	Weighted-average number of common shares outstanding	93.8	98.4	102.6

	Dilutive shares (additional common shares issuable under stock-based awards)	1.9	1.7	.9

(E)	Weighted-average number of common shares outstanding, assuming dilution	95.7	100.1	103.5

Net income (loss) per common share:
Continuing operations (A) ÷ (D)		$2.68	$2.48	$1.54
Discontinued operations (B) ÷ (D)		(.03)	(.29)	.56

Net income per common share (C) ÷ (D)		$2.65	$2.19	$2.10

Net income (loss) per common share, assuming dilution:
Continuing operations (A) ÷ (E)		$2.62	$2.44	$1.52
Discontinued operations (B) ÷ (E)		(.02)	(.28)	.56

Net income per common share, assuming dilution (C) ÷ (E)		$2.60	$2.16	$2.08

        Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation totaled approximately 3 million shares in 2014, 7 million shares in 2013, and 12 million shares in 2012.

49 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

        Our Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (none outstanding), with respect to which our Board of Directors may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

        From time to time, our Board of Directors authorizes us to repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plan or used for other corporate purposes. In 2014, we repurchased approximately 7.4 million shares of our common stock at an aggregate cost of $355.5 million.

        On December 4, 2014, our Board of Directors authorized the repurchase of shares of our common stock in the aggregate amount of up to $500 million (exclusive of any fees, commissions or other expenses related to such purchases), in addition to any outstanding shares authorized under any previous Board authorization. This authorization will remain in effect until the shares authorized thereby have been repurchased.

        On July 25, 2013, our Board of Directors authorized the repurchase of shares of our common stock in the aggregate amount of up to $400 million (exclusive of any fees, commissions or other expenses related to such purchases), in addition to any outstanding shares authorized under any previous Board authorization. This authorization will remain in effect until the shares authorized thereby have been repurchased.

        As of January 3, 2015, shares of our common stock in the aggregate amount of approximately $600 million remained authorized for repurchase under both Board authorizations.

Treasury Shares Reissuance

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

        The changes in "Accumulated other comprehensive loss" (net of tax) for 2014 and 2013 were as follows:

(In millions)	Foreign Currency Translation	Pension and Other Postretirement Benefits	Cash Flow Hedges	Total

Balance as of December 29, 2012	$180.5	$(456.5)	$(2.0)	$(278.0)
Other comprehensive income (loss) before reclassifications, net of tax	(53.3)	29.4	.8	(23.1)
Reclassifications to net income, net of tax	10.8	9.0	.2	20.0

Net current-period other comprehensive income (loss), net of tax	(42.5)	38.4	1.0	(3.1)

Balance as of December 28, 2013	$138.0	$(418.1)	$(1.0)	$(281.1)
Other comprehensive income (loss) before reclassifications, net of tax	(154.7)	(129.4)	.1	(284.0)
Reclassifications to net income, net of tax	–	16.9	.9	17.8

Net current-period other comprehensive income (loss), net of tax	(154.7)	(112.5)	1.0	(266.2)

Balance as of January 3, 2015	$(16.7)	$(530.6)	$–	$(547.3)

        The amounts reclassified from "Accumulated other comprehensive loss" to increase (decrease) income from continuing operations were as follows:

(In millions)	2014	2013	Affected Line Item in the Statement Where Net Income is Presented

Cash flow hedges:
Foreign exchange contracts	$(1.2)	$.6	Cost of products sold
Commodity contracts	.1	(1.2)	Cost of products sold
Interest rate contracts	(.1)	(.1)	Interest expense

	(1.2)	(.7)	Total before tax
	.3	.2	Provision for income taxes

	(.9)	(.5)	Net of tax
Pension and other postretirement benefits (1)	(24.1)	(23.5)
	7.2	7.8	Provision for income taxes

	(16.9)	(15.7)	Net of tax

Total reclassifications for the period	$(17.8)	$(16.2)	Total, net of tax

(1)
See Note 6, "Pension and Other Postretirement Benefits," for more information.

        During 2013, we reclassified $6.4 million (net of tax) from "Accumulated other comprehensive loss" to "(Loss) income from

Notes to Consolidated Financial Statements

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

        The following table sets forth the income tax (benefit) expense allocated to each component of other comprehensive (loss) income:

(In millions)	2014	2013	2012

Foreign currency translation	$–	$–	$.9
Pension and other postretirement benefits:
Net actuarial (loss) gain	(56.6)	26.4	(38.3)
Prior service credit (cost)	1.1	(7.5)	–
Reclassifications to net income:
Amortization of net actuarial loss	7.5	9.4	6.9
Amortization of prior service credit	(.7)	(1.3)	(1.5)
Amortization of transition asset	–	–	(.1)
Net curtailment of pension and post-retirement benefit obligations	.1	(4.8)	–
Settlement of pension obligations	.3	.6	.2
Cash flow hedges:
Losses (gains) recognized on cash flow hedges	.1	.2	(.7)
Reclassifications to net income	.3	.1	3.7

Income tax (benefit) expense related to items of other comprehensive (loss) income	$(47.9)	$23.1	$(28.9)

NOTE 12. LONG-TERM INCENTIVE COMPENSATION

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

        Stock-based compensation expense from continuing operations and the total recognized tax benefit related to this expense for the years 2014, 2013, and 2012 were as follows:

(In millions)	2014	2013	2012

Stock-based compensation expense	$28.3	$32.3	$35.8
Tax benefit	10.5	10.8	12.5

        This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

        As of January 3, 2015, we had approximately $29 million of unrecognized compensation expense from continuing operations related to unvested stock-based awards, which is expected to be recognized over the remaining weighted-average requisite service period of approximately two years.

Stock Options

        Stock options granted to non-employee directors and employees may be granted at no less than 100% of the fair market value of our common stock on the date of the grant. Options generally vest ratably over a three-year period for non-employee directors and over a four-year period for employees. Options expire ten years from the date of grant.

        The fair value of stock option awards is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term. The following assumptions are used in estimating the fair value of granted stock options:

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

        No stock options were granted during 2014. The weighted-average grant date fair value per share for stock options was $6.97 and $7.08 in 2013 and 2012, respectively.

        The underlying weighted-average assumptions used were as follows:

	2013	2012

Risk-free interest rate	1.04%	1.82%
Expected stock price volatility	27.17%	32.81%
Expected dividend yield	3.40%	3.30%
Expected option term	6.2 years	6.0 years

        The following table sets forth stock option information related to our stock option and incentive plan during 2014:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in millions)

Outstanding at December 28, 2013	7,891.2	$45.85	4.27	$69.0
Exercised	(1,009.2)	34.14
Forfeited or expired	(1,703.4)	58.17

Outstanding at January 3, 2015	5,178.6	$44.08	3.95	$54.6
Options vested and expected to vest at January 3, 2015	5,134.5	44.19	3.95	53.7
Options exercisable at January 3, 2015	4,444.2	$45.89	3.51	$40.9

51 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

        The total intrinsic value of stock options exercised was $15.4 million in 2014, $26.1 million in 2013, and $3.8 million in 2012. We received approximately $34.2 million in 2014, $44.8 million in 2013, and $10.2 million in 2012 from the exercise of stock options. The tax benefit associated with these exercised options was $5.3 million in 2014, $8.5 million in 2013, and $1.3 million in 2012. The intrinsic value of the stock options is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Performance Units ("PUs")

        PUs are performance-based awards granted under our stock option and incentive plan to eligible employees. PUs are payable in shares of our common stock at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based upon the probability of the achievement of the performance objectives established for the award. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant. The weighted-average grant date fair value for PUs was $47.85, $52.93 and $34.43 in 2014, 2013 and 2012, respectively.

        The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 28, 2013	795.2	$41.32
Granted at target	183.6	47.85
Forfeited/cancelled	(288.9)	41.59

Unvested at January 3, 2015	689.9	$40.16

        In 2014, PUs granted during 2011 were cancelled as the performance objective was not met as of the end of the three-year performance period. The fair value of vested PUs was $9.8 million and $.3 million in 2013 and 2012, respectively.

Market-Leveraged Stock Units ("MSUs")

        In 2013, we began granting performance-based MSUs under our stock option and incentive plan to certain eligible employees. These units vest ratably over a four-year period provided that the performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting. The number of MSU shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted-average grant date fair value for MSUs was $52.76 and $51.40 in 2014 and 2013, respectively.

        The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 28, 2013	330.1	$51.40
Granted at target	338.1	52.76
Adjustment for above-target performance (1)	33.3	51.40
Vested	(109.6)	51.40
Forfeited/cancelled	(40.1)	53.11

Unvested at January 3, 2015	551.8	$52.18

(1)
Reflects adjustment as a result of achieving above-target performance for vesting of the tranche paid out in 2014.

Restricted Stock Units ("RSUs")

        RSUs are service-based awards granted under our stock option and incentive plan to certain eligible employees that usually vest ratably over a period of three years for non-employee directors and four years for employees provided that directorship or employment continues through the applicable vesting date. If the condition is not met, unvested RSUs are generally forfeited. The weighted-average grant date fair value for RSUs was $45.91, $38.72 and $27.88 in 2014, 2013 and 2012, respectively.

        The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted-average grant-date fair value

Unvested at December 28, 2013	681.0	$31.06
Granted	48.9	45.91
Vested	(301.1)	31.41
Forfeited/cancelled	(40.8)	31.53

Unvested at January 3, 2015	388.0	$32.70

Notes to Consolidated Financial Statements

        The fair value of vested RSUs was $9.5 million, $15.9 million and $12.5 million in 2014, 2013 and 2012, respectively.

Cash Awards

Long-Term Incentive Units

        Long-term incentive units ("LTI Units") are granted under our long-term incentive unit plan to certain eligible employees. LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI Units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.

        We also grant cash-based awards in the form of performance and market-leveraged LTI Units to eligible employees. Performance LTI Units are payable in cash at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the performance period. Market-leveraged LTI Units are payable in cash and vest ratably over a period of four years. The number of performance and market-leveraged LTI Units earned at vesting is adjusted upward or downward based upon the probability of achieving the performance objectives established for the respective award and the actual number of units issued can range from 0% to 200% of the target units subject to vesting. The performance and market-leveraged LTI Units are remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end over their respective performance periods. The compensation expense related to performance LTI Units is amortized on a straight-line basis over their respective performance period. The compensation expense related to market-leveraged LTI Units is amortized on a graded-vesting basis over their respective performance periods.

        The compensation expense from continuing operations related to LTI Units was $17.8 million in 2014, $10.3 million in 2013, and $1.9 million in 2012. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to these units was $5.7 million in 2014, $3.2 million in 2013, and $.5 million in 2012.

NOTE 13. COST REDUCTION ACTIONS

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

2014 Actions

        In 2014, we recorded $66.5 million in restructuring charges, net of reversals, related to restructuring actions we initiated in 2014 ("2014 Actions"), including the consolidation of certain European operations. These charges consisted of severance and related costs for the reduction of approximately 1,420 positions, lease cancellation costs, and asset impairment charges. Approximately 100 employees impacted by our 2014 Actions remained employed with us as of January 3, 2015. We expect payments relating to our 2014 Actions to be completed in 2015.

2012 Program

        In 2013, we recorded $40.3 million in restructuring charges, net of reversals, related to the restructuring program we initiated in 2012 ("2012 Program"), which consisted of severance and related costs for the reduction of approximately 1,400 positions, lease and other contract cancellation costs, and asset impairment charges.

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

53 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

        During 2014, restructuring charges and payments were as follows:

(In millions)	Accrual at December 28, 2013	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at January 3, 2015

2014 Actions
Severance and related costs	$–	$55.1	$(35.6)	$–	$(2.7)	$16.8
Asset impairment charges	–	10.8	–	(10.8)	–	–
Lease cancellation costs	–	.6	(.5)	–	–	.1
2012 Program
Severance and related costs	6.6	(.4)	(5.2)	–	(.2)	.8
Lease and other contract cancellation costs	.2	–	(.2)	–	–	–

Total	$6.8	$66.1	$(41.5)	$(10.8)	$(2.9)	$17.7

        During 2013, restructuring charges and payments were as follows:

(In millions)	Accrual at December 29, 2012	Charges, net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 28, 2013

2012 Program
Severance and related costs	$20.7	$27.2	$(41.0)	$–	$(.3)	$6.6
Lease and other contract cancellation costs	.1	3.4	(3.3)	–	–	.2
Asset impairment charges	–	9.7	–	(9.7)	–	–
2011 Actions
Severance and related costs	.1	–	(.1)	–	–	–

Total	$20.9	$40.3	$(44.4)	$(9.7)	$(.3)	$6.8

        The table below shows the total amount of restructuring costs incurred by reportable segment and Corporate. Restructuring costs in continuing operations were included in "Other expense, net" in the Consolidated Statements of Income.

(In millions)	2014	2013	2012

Restructuring costs by reportable segment and Corporate
Pressure-sensitive Materials	$40.2	$10.8	$34.1
Retail Branding and Information Solutions	21.3	28.5	17.8
Vancive Medical Technologies	4.2	.1	.9
Corporate	.4	.9	3.0

Continuing operations	66.1	40.3	55.8

Discontinued operations	–	–	.6

Total	$66.1	$40.3	$56.4

NOTE 14. TAXES BASED ON INCOME

        Taxes based on income (loss) were as follows:

(In millions)	2014	2013	2012

Current:
U.S. federal tax	$14.5	$1.9	$(18.7)
State taxes	(.2)	.3	(2.4)
International taxes	115.0	107.3	101.2

	129.3	109.5	80.1

Deferred:
U.S. federal tax	(21.4)	(11.2)	9.5
State taxes	8.0	1.3	(9.3)
International taxes	(2.6)	19.2	(.3)

	(16.0)	9.3	(.1)

Provision for income taxes	$113.3	$118.8	$80.0

Notes to Consolidated Financial Statements

        The principal items accounting for the difference between taxes computed at the U.S. statutory rate and taxes recorded were as follows:

(In millions)	2014	2013	2012

Computed tax at 35% of income before taxes	$127.5	$127.1	$83.1
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	1.4	2.4	1.1
Foreign earnings taxed at different rates (1)(2)	(15.9)	(14.7)	11.8
Valuation allowance	16.0	(4.3)	(23.6)
Corporate owned life insurance	(4.2)	(6.9)	(5.5)
U.S. federal research and development tax credits	(1.6)	(7.0)	–
Tax contingencies and audit settlements	(2.7)	23.1	9.4
Expiration of carryforward items	1.4	2.5	4.8
Other items, net	(8.6)	(3.4)	(1.1)

Provision for income taxes	$113.3	$118.8	$80.0

(1)
Included foreign earnings taxed in the U.S., net of credits, for all years.
(2)
Included $12.1 million and $11.2 million of expense related to the accrual of U.S. taxes on certain foreign earnings for 2013 and 2012, respectively. For 2014, there was no such accrual.

        Income (loss) from continuing operations before taxes from our U.S. and international operations was as follows:

(In millions)	2014	2013	2012

U.S.	$3.5	$(36.2)	$(125.7)
International	360.9	399.3	363.3

Income from continuing operations before taxes	$364.4	$363.1	$237.6

        The effective tax rate for continuing operations was 31.1%, 32.7%, and 33.7% for fiscal years 2014, 2013, and 2012, respectively. The 2014 effective tax rate for continuing operations included the following: tax benefits for changes in certain tax reserves, including interest and penalties, of $10.2 million resulting from settlements of audits and $18.1 million resulting from lapses and statute expirations; a repatriation tax benefit of $9.8 million related to certain foreign losses; tax expense of $9.1 million from the taxable inclusion of a net foreign currency gain related to the revaluation of certain intercompany loans; tax expense of $10.6 million related to our change in estimate of the potential outcome of uncertain tax issues in China and Germany; and state tax expense of $2.5 million primarily related to gains arising as a result of certain foreign reorganizations. Additionally, the 2014 effective tax rate for continuing operations included a net tax benefit of $.9 million from out-of-period adjustments to properly reflect the valuation allowance related to state deferred tax assets, uncertain tax positions, the cumulative tax effect of currency translation associated with a foreign branch investment, and deferred taxes related to acquisitions completed in 2002 and 2003. The impact of these out-of-period adjustments, individually and in the aggregate, was not material to the periods reported or to any previous financial statements.

        The 2013 effective tax rate for continuing operations reflected $11 million of benefit from adjustments to federal income tax, primarily due to the enactment of the American Taxpayer Relief Act of 2012 ("ATRA"), and $18.8 million of net expense related to changes in certain tax reserves and valuation allowances. Additionally, the effective tax rate for 2013 reflected a benefit of $11.2 million from favorable tax rates on certain earnings from our operations in lower-tax jurisdictions throughout the world, offset by $12.1 million of expense related to the accrual of U.S. taxes on certain foreign earnings.

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

        On December 19, 2014, the Tax Increase Prevention Act of 2014 was enacted, retroactively extending the controlled foreign corporation ("CFC") look-through rule and the federal research and development credit, which expired on December 31, 2014. The retroactive effects were recognized in the fourth quarter of 2014. The retroactive effects of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results after taking into consideration tax accruals related to our repatriation assertions.

        On January 2, 2013, ATRA was enacted, retrospectively extending the federal research and development credit for amounts paid or incurred after December 31, 2011 and before January 1, 2014. The retroactive effects were recognized in the first quarter of 2013. ATRA also retroactively extended the CFC look-through rule that had expired on December 31, 2011. For periods in which the look-though rule was effective, certain dividends, interest, rents, and royalties received or accrued by a CFC of a U.S. multinational enterprise from a related CFC are excluded from U.S. federal income tax. The retroactive effects of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results after taking into consideration tax accruals related to our repatriation assertions. The extensions of the CFC look-through rule and the research and development credit expired on December 31, 2013.

        Deferred income taxes have not been provided on approximately $2.2 billion of undistributed earnings of foreign subsidiaries as of January 3, 2015 since these amounts are intended to be indefinitely reinvested in foreign operations. It is not practicable to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits would likely be available to reduce federal income taxes in the event of distribution. In making this assertion, we evaluate, among other factors, the profitability of our U.S. and foreign operations and the need for cash within and outside the U.S., including cash requirements for capital improvements, acquisitions, market expansion, and stock repurchase programs.

        Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The

55 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2014	2013

Accrued expenses not currently deductible	$40.7	$44.7
Net operating losses	277.7	306.2
Tax credit carryforwards	104.2	129.2
Postretirement and postemployment benefits	97.6	100.8
Pension costs	154.0	95.7
Inventory reserves	9.1	8.6
Other assets	9.2	6.2
Valuation allowance	(75.0)	(59.0)

Total deferred tax assets (2)	617.5	632.4

Depreciation and amortization	(121.8)	(127.8)
Repatriation accrual (1)	1.9	(52.9)
Foreign operating loss recapture	(118.0)	(136.5)
Other liabilities	(3.0)	(1.8)

Total deferred tax liabilities (2)	(240.9)	(319.0)

Total net deferred tax assets	$376.6	$313.4

(1)
Included in the repatriation accrual as of January 3, 2015 was a net deferred tax liability of $4.4 million associated with the future tax cost to repatriate non-permanently reinvested earnings of our foreign subsidiaries which is more than offset by a contra deferred tax liability of $6.3 million related to unrealized foreign exchange losses associated with earnings of our foreign subsidiaries that can be repatriated to the U.S. in future periods without incurring any additional U.S. federal income taxes.
(2)
Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.

        A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance at January 3, 2015 and December 28, 2013 was $75 million and $59 million, respectively.

        Net operating loss carryforwards of foreign subsidiaries at January 3, 2015 and December 28, 2013 were $928.7 million and $1.06 billion, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at January 3, 2015 and December 28, 2013 totaled $104.2 million and $129.2 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)	Net Operating Losses (1)	Tax Credits

Expires in 2015	$15.3	$.6
Expires in 2016	8.1	.7
Expires in 2017	15.5	.4
Expires in 2018	16.5	23.9
Expires in 2019	4.6	33.2
Expires in 2020	17.7	15.9
Expires in 2021	8.2	.3
Expires in 2022	2.8	9.6
Expires in 2023	13.7	5.2
Expires in 2024	3.3	.3
Expires in 2025	–	.1
Expires in 2026	–	1.2
Expires in 2027	–	.1
Expires in 2028	–	.1
Expires in 2029	1.8	.1
Expires in 2030	.4	–
Expires in 2031	.6	–
Expires in 2032	1.1	–
Expires in 2033	–	1.8
Expires in 2034	–	1.6
Indefinite life/no expiration	819.1	9.1

Total	$928.7	$104.2

(1)
Net operating losses are presented before tax effect

        Based on current projections, certain indefinite-lived foreign net operating losses may take up to 50 years to be fully utilized.

        We do not anticipate the expected expiration of our remaining tax holidays in Thailand and Vietnam between 2015 and 2016 to have a material effect on our effective tax rate, operating results, or financial condition.

Unrecognized Tax Benefits

        As of January 3, 2015, our unrecognized tax benefits totaled $122.6 million, $98.7 million of which, if recognized, would reduce our annual effective income tax rate. As of December 28, 2013, our unrecognized tax benefits totaled $137.2 million, $96.7 million of which, if recognized, would reduce our annual effective income tax rate.

        Where applicable, we recognize potential accrued interest and penalties related to unrecognized tax benefits from our global operations in income tax expense. We recognized a tax benefit of $1.3 million, and tax expense of $2.7 million and $5.5 million in the Consolidated Statements of Income in 2014, 2013, and 2012, respectively. We have accrued $26.7 million and $29.2 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at January 3, 2015 and December 28, 2013, respectively.

Notes to Consolidated Financial Statements

        A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below:

(In millions)	2014	2013

Balance at beginning of year	$137.2	$121.6
Additions based on tax positions related to the current year	18.2	20.1
Additions for tax positions of prior years	7.8	8.3
Reductions for tax positions of prior years:
Changes in judgment	(1.8)	(4.0)
Settlements	(15.8)	(2.6)
Lapses and statute expirations	(13.8)	(6.2)
Changes due to translation of foreign currencies	(9.2)	–

Balance at end of year	$122.6	$137.2

        The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant risks, facts, and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the date the 2014 financial statements are being issued, we and our U.S. subsidiaries have completed the Internal Revenue Service's Compliance Assurance Process Program through 2013. We are subject to routine tax examinations in other jurisdictions. With a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2006.

        It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $12 million, as a result of settlements and closing tax years.

NOTE 15. SEGMENT INFORMATION

Segment Reporting

        We have the following operating and reportable segments:

  •
  Pressure-sensitive Materials – manufactures and sells pressure-sensitive labeling technology and materials, films for graphic and reflective applications, performance polymers (largely adhesives used to manufacture pressure-sensitive materials), and performance tapes;
  •
  Retail Branding and Information Solutions – designs, manufactures and sells a wide variety of branding and information products and services, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment; and
  •
  Vancive Medical Technologies – manufactures an array of pressure-sensitive adhesive products for surgical, wound care, ostomy, and electromedical applications.

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

(In millions)	2014	2013	2012

Net sales to unaffiliated customers
Pressure-sensitive Materials	$4,658.1	$4,455.0	$4,257.6
Retail Branding and Information Solutions	1,591.6	1,611.1	1,535.0
Vancive Medical Technologies	80.6	73.9	70.9

Net sales to unaffiliated customers	$6,330.3	$6,140.0	$5,863.5

Intersegment sales
Pressure-sensitive Materials	$63.2	$64.6	$60.9
Retail Branding and Information Solutions	2.4	2.4	3.8
Vancive Medical Technologies	9.6	3.6	.8

Intersegment sales	$75.2	$70.6	$65.5

Income from continuing operations before taxes
Pressure-sensitive Materials	$434.4	$442.8	$359.7
Retail Branding and Information Solutions	87.9	81.7	53.3
Vancive Medical Technologies	(11.7)	(8.3)	(16.2)
Corporate expense	(82.9)	(94.1)	(86.3)
Interest expense	(63.3)	(59.0)	(72.9)

Income from continuing operations before taxes	$364.4	$363.1	$237.6

Capital expenditures
Pressure-sensitive Materials	$110.5	$81.1	$64.8
Retail Branding and Information Solutions	39.6	42.4	24.7
Vancive Medical Technologies	2.1	1.2	3.4

Capital expenditures	$152.2	$124.7	$92.9

Depreciation and amortization expense
Pressure-sensitive Materials	$116.0	$113.5	$112.8
Retail Branding and Information Solutions	81.4	86.7	93.9
Vancive Medical Technologies	4.2	4.1	4.3

Depreciation and amortization expense	$201.6	$204.3	$211.0

Other expense, net by reportable segment
Pressure-sensitive Materials	$41.6	$10.8	$33.5
Retail Branding and Information Solutions	22.0	20.0	24.8
Vancive Medical Technologies	4.2	.1	4.8
Corporate	.4	5.7	5.7

Other expense, net	$68.2	$36.6	$68.8

57 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

(In millions)	2014	2013	2012

Other expense, net by type
Restructuring costs:
Severance and related costs	$54.7	$27.2	$49.3
Asset impairment charges and lease and other contract cancellation costs	11.4	13.1	6.5
Other items:
Charitable contribution to Avery Dennison Foundation	–	10.0	–
Indefinite-lived intangible asset impairment charge	3.0	–	7.0
Gain on sale of product line	–	–	(.6)
Gains on sales of assets	(2.5)	(17.8)	–
Loss (gain) from curtailment and settlement of pension obligation	1.6	(1.6)	–
Legal settlements	–	2.5	–
Product line exits	–	–	3.9
Divestiture-related costs (1)	–	3.2	2.7

Other expense, net	$68.2	$36.6	$68.8

(1)
Represents only the portion allocated to continuing operations.

        Within Pressure-sensitive Materials, net sales to unaffiliated customers of the Materials product group were $4.33 billion, $4.16 billion, and $3.98 billion in 2014, 2013, and 2012, respectively, and net sales to unaffiliated customers of the Performance Tapes product group were $332.5 million, $293 million, and $274.2 million in 2014, 2013, and 2012, respectively.

        Revenues in our continuing operations by geographic area are set forth below. Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the United States to unaffiliated customers are not a material factor in our business.

(In millions)	2014	2013	2012

Net sales to unaffiliated customers
U.S.	$1,529.4	$1,537.6	$1,528.3
Europe	2,074.4	1,958.4	1,851.1
Asia	1,914.2	1,823.5	1,627.6
Latin America	522.9	515.6	501.2
Other international	289.4	304.9	355.3

Net sales to unaffiliated customers	$6,330.3	$6,140.0	$5,863.5

        Property, plant and equipment, net, in our U.S. and international operations are set forth below.

(In millions)	2014	2013	2012

Property, plant and equipment, net
U.S.	$261.5	$279.6	$340.2
International	613.8	642.9	675.3

Property, plant and equipment, net	$875.3	$922.5	$1,015.5

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

        Net inventories at year-end were as follows:

(In millions)	2014	2013

Raw materials	$183.6	$196.3
Work-in-progress	150.4	149.0
Finished goods	157.8	148.8

Inventories, net	$491.8	$494.1

Property, Plant and Equipment

        Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2014	2013

Land	$32.1	$47.0
Buildings and improvements	578.2	580.2
Machinery and equipment	1,958.2	2,001.3
Construction-in-progress	86.0	74.3

Property, plant and equipment	2,654.5	2,702.8
Accumulated depreciation	(1,779.2)	(1,780.3)

Property, plant and equipment, net	$875.3	$922.5

Software

        Capitalized software costs at year-end were as follows:

(In millions)	2014	2013

Cost	$445.7	$427.9
Accumulated amortization	(293.1)	(264.6)

Software, net	$152.6	$163.3

        Software amortization expense from continuing operations was $36.4 million in 2014, $35.3 million in 2013, and $30.7 million in 2012.

Research and Development

        Research and development expense from continuing operations, which is included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was as follows:

(In millions)	2014	2013	2012

Research and development expense	$102.5	$96.0	$98.6

Supplemental Cash Flow Information

        Cash paid for interest and income taxes, including amounts paid for discontinued operations, was as follows:

(In millions)	2014	2013	2012

Interest, net of capitalized amounts	$61.6	$64.1	$68.0
Income taxes, net of refunds	108.8	129.4	97.7

        Capital expenditures accrued but not paid, including amounts for discontinued operations, were $3.8 million in 2014, $11.5 million in 2013, and $12 million in 2012.

Notes to Consolidated Financial Statements

Currency Effects

        Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, decreased net income by $8.7 million, $7.9 million, and $8.8 million in 2014, 2013, and 2012, respectively.

        We had no operations in hyperinflationary economies in fiscal years 2014, 2013, or 2012.

NOTE 17. QUARTERLY FINANCIAL INFORMATION (Unaudited)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)

2014
Net sales	$1,550.1	$1,615.8	$1,559.6	$1,604.8
Gross profit	407.2	428.2	400.7	415.1
Income from continuing operations	71.6	44.4	65.0	70.1
(Loss) income from discontinued operations, net of tax	(.4)	(1.9)	(.7)	.8
Net income	71.2	42.5	64.3	70.9
Net income (loss) per common share:
Continuing operations	.74	.47	.70	.77
Discontinued operations	–	(.02)	(.01)	.01
Net income per common share	.74	.45	.69	.78
Net income (loss) per common share, assuming dilution:
Continuing operations	.73	.46	.68	.75
Discontinued operations	–	(.02)	–	.01
Net income per common share, assuming dilution	.73	.44	.68	.76

2013
Net sales	$1,498.9	$1,552.3	$1,504.9	$1,583.9
Gross profit	401.7	417.5	402.2	416.3
Income from continuing operations	66.8	70.8	62.0	44.7
Loss from discontinued operations, net of tax	(9.0)	(2.0)	(15.5)	(2.0)
Net income	57.8	68.8	46.5	42.7
Net income (loss) per common share:
Continuing operations	.67	.71	.63	.46
Discontinued operations	(.09)	(.02)	(.16)	(.02)
Net income per common share	.58	.69	.47	.44
Net income (loss) per common share, assuming dilution:
Continuing operations	.66	.70	.62	.45
Discontinued operations	(.09)	(.02)	(.15)	(.02)
Net income per common share, assuming dilution	.57	.68	.47	.43

(1)
Results for the fourth quarter of 2014 reflected the extra week in our 2014 fiscal year.
59 Avery Dennison Corporation 2014 Annual Report

Notes to Consolidated Financial Statements

        "Other expense, net" is presented by type for each quarter below:

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2014
Restructuring costs:
Severance and related costs	$7.0	$35.9	$5.1	$6.7
Asset impairment charges and lease cancellation costs	.3	2.6	1.6	6.9
Other items:
Indefinite-lived intangible asset impairment charge	–	–	3.0	–
Gains on sales of assets	–	(.6)	(1.9)	–
Losses from curtailment and settlement of pension obligations	–	.6	–	1.0

Other expense, net	$7.3	$38.5	$7.8	$14.6

2013
Restructuring costs:
Severance and related costs	$6.8	$5.4	$8.7	$6.3
Asset impairment charges and lease and other contract cancellation costs	1.3	2.4	8.0	1.4
Other items:
Charitable contribution to Avery Dennison Foundation	–	–	10.0	–
Gains on sale of assets	(1.3)	(10.9)	(.5)	(5.1)
Gain from curtailment of pension obligation	–	–	(1.6)	–
Legal settlement	–	2.5	–	–
Divestiture-related costs (1)	.7	.3	1.1	1.1

Other expense, net	$7.5	$(.3)	$25.7	$3.7

(1)
Represents only the portion allocated to continuing operations.
60

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

        Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through the Audit and Finance Committee, which is comprised solely of independent directors. The Committee meets periodically with financial management, internal auditors and the independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and our internal audit department have free access to meet with the Audit and Finance Committee without management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15(d)-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management has concluded that internal control over financial reporting was effective as of January 3, 2015. Management's assessment of the effectiveness of internal control over financial reporting as of January 3, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ DEAN A. SCARBOROUGH Dean A. Scarborough Chairman and Chief Executive Officer	/s/ MITCHELL R. BUTIER Mitchell R. Butier President, Chief Operating Officer, and Chief Financial Officer
61 Avery Dennison Corporation 2014 Annual Report

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AVERY DENNISON CORPORATION:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at January 3, 2015 and December 28, 2013, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Los Angeles, California February 25, 2015
62

Corporate
Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Los Angeles, California

Registrar and Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(888) 682-5999
(720) 864-4993 (international)
(855) 627-5080 (hearing impaired)
https://investor.broadridge.com

Annual Meeting

        Our Annual Meeting of Stockholders will be held at 1:30 p.m. on April 23, 2015 at the Hilton Hotel, 100 West Glenoaks Boulevard, Glendale, California 91202.

The Direct Share Purchase and Sale Program

        Shareholders of record may reinvest their cash dividends in additional shares of our common stock at market price. Investors may also invest optional cash payments of up to $12,500 per month in our common stock at market price. Investors not yet participating in the program, as well as brokers and custodians who hold our common stock on behalf of clients, may obtain a copy of the program by contacting Broadridge Corporate Issuer Solutions, Inc.

Direct Deposit of Dividends

        Shareholders may receive their quarterly dividend payments by direct deposit into their checking or savings accounts. For more information, contact Broadridge Corporate Issuer Solutions, Inc.

Other Information

        We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for fiscal year 2014 filed with the Securities and Exchange Commission ("SEC"), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We submitted to the New York Stock Exchange ("NYSE") an unqualified annual written affirmation, along with the Chief Executive Officer's certificate that he is not aware of any violation by the Company of NYSE's corporate governance listing standards, on April 24, 2014.

        A copy of our Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary. Copies may also be downloaded from our investor website at www.investors.averydennison.com.

Corporate Headquarters and Mailing Address

Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203
Phone: (626) 304-2000

Stock and Dividend Data

Our common stock is listed on the NYSE.
Ticker symbol: AVY

	2014		2013
	High	Low	High	Low

Market Price
First Quarter	$52.14	$46.99	$43.58	$34.92
Second Quarter	51.76	46.66	44.46	40.13
Third Quarter	51.49	46.18	46.15	42.76
Fourth Quarter	52.67	41.28	50.65	42.28

	2014	2013

Dividends per Common Share
First Quarter	$.29	$.27
Second Quarter	.35	.29
Third Quarter	.35	.29
Fourth Quarter	.35	.29

	$1.34	$1.14

Number of shareholders of record as of year-end	5,728	6,339

63 Avery Dennison Corporation 2014 Annual Report