Form 10-K, Exhibit 13
period 2016-01-02
Avery Dennison Corp
filed 2016-02-24
CIK 8818

Use these links to rapidly review the document
Management's Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 13

Businesses at a Glance

	Segment	Segment	Segment
	Pressure-sensitive Materials	Retail Branding and Information Solutions	Vancive Medical Technologies

BUSINESSES	Materials Group Performance Tapes	Retail Branding and Information Solutions Printer and Fastener Solutions	Vancive Medical Technologies

2015 SALES IN MILLIONS	$4,374	$1,520	$73

% OF SALES	73%	26%	1%

GLOBAL BRAND	Avery Dennison®	Avery Dennison® Monarch®	Vancive Medical Technologies®

DESCRIPTION	The technologies and materials of our Pressure-sensitive Materials businesses enhance brands' shelf, store and street appeal; inform shoppers of ingredients; protect brand security; improve operational efficiency and customer product performance; and provide visual information that enhances safety	RBIS provides intelligent, creative, and sustainable solutions that elevate brands and accelerate performance through the global retail supply chain	Vancive Medical Technologies addresses the unmet needs of medical device manufacturers, clinicians and patients worldwide through its focus on critical skin contact applications including wound care, ostomy and surgical products.

PRODUCTS/SOLUTIONS	Pressure-sensitive labeling materials; packaging materials and solutions; roll-fed sleeve; performance polymer adhesives and engineered films; graphic imaging media; reflective materials; pressure-sensitive tapes for automotive, building and construction; electronics; general industrial; diaper tapes and closures	Creative services; brand embellishments; graphic tickets; tags and labels; sustainable packaging; inventory visibility and loss prevention solutions; data management services; price tickets; printers and scanners; radio-frequency identification (RFID) inlays; fasteners; brand protection and security solutions	Skin-contact adhesives; surgical, wound care, ostomy and securement products; medical barrier films

MARKET SEGMENTS	Food; beverage; wine and spirits; home and personal care products; pharmaceuticals; durables; fleet vehicle/automotive; architectural/ retail; promotional/advertising; traffic; safety; transportation; original equipment manufacturing; personal care; electronics; building and construction	Apparel manufacturing and retail supply chain; food service and supply chain; hard goods and supply chain; pharmaceutical supply chain; logistics	Medical

CUSTOMERS	Label converters; package designers; packaging engineers and manufacturers; industrial manufacturers; printers; distributors; designers; advertising agencies; government agencies; sign manufacturers; graphic vendors; tape converters; original equipment manufacturers; original design manufacturers; construction firms; personal care product manufacturers	Apparel and footwear brands; manufacturers and retailers; food service, grocery and pharmaceutical supply chains; consumer goods brands; automotive manufacturers; transportation companies	Medical device manufacturers

WEBSITES	www.label.averydennison.com www.graphics.averydennison.com www.reflectives.averydennison.com www.tapes.averydennison.com	www.rbis.averydennison.com www.rfid.averydennison.com	www.vancive.averydennison.com

LEADERS	Georges Gravanis, President, Materials Group Michael Johansen, Vice President and General Manager, Performance Tapes	Deon Stander Vice President/General Manager Retail Branding and Information Solutions Erik Schafer Global Vice President Printer and Fastener Solutions	Howard Kelly, Vice President and General Manager, Vancive Medical Technologies

Avery Dennison Corporation

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

        Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 2, 2016 and include, but are not limited to, risks and uncertainties relating to the following: fluctuations in demand affecting sales to customers; worldwide and local economic conditions; fluctuations in currency exchange rates and other risks associated with foreign operations, including in emerging markets; the financial condition and inventory strategies of customers; changes in customer preferences; fluctuations in cost and availability of raw materials; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; the impact of competitive products and pricing; loss of significant contracts or customers; collection of receivables from customers; selling prices; business mix shift; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; integration of acquisitions and completion of potential dispositions; amounts of future dividends and share repurchases; customer and supplier concentrations; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems including cyber-attacks or other intrusions to network security; successful installation of new or upgraded information technology systems; data security breaches; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest and tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; fluctuations in pension, insurance, and employee benefit costs; impact of legal and regulatory proceedings, including with respect to environmental, health and safety; changes in governmental laws and regulations; protection and infringement of intellectual property; changes in political conditions; the impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

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

11 Avery Dennison Corporation 2015 Annual Report

Avery Dennison Corporation

Five-Year Summary

(Dollars in millions, except percentages	2015		2014	(1)(2)		2013 (2)		2012	(2)		2011	(2)

and per share amounts)	Dollars	%	Dollars		%	Dollars	%	Dollars		%	Dollars		%

For the Year
Net sales	$5,966.9	100.0	$6,330.3		100.0	$6,140.0	100.0	$5,863.5		100.0	$5,844.9		100.0
Gross profit	1,645.8	27.6	1,651.2		26.1	1,637.7	26.7	1,529.5		26.1	1,474.0		25.2
Marketing, general and administrative expense	1,108.1	18.6	1,158.9		18.3	1,174.2	19.1	1,152.6		19.7	1,142.5		19.5
Interest expense	60.5	1.0	63.3		1.0	60.9	1.0	72.5		1.2	70.7		1.2
Other expense, net (3)	68.3	1.1	68.2		1.1	36.6	.6	68.8		1.2	51.6		.9
Income from continuing operations before taxes	408.9	6.9	360.8		5.7	366.0	6.0	235.6		4.0	209.2		3.6
Provision for income taxes	134.5	2.3	113.5		1.8	124.3	2.0	76.1		1.3	66.1		1.1
Income from continuing operations	274.4	4.6	247.3		3.9	241.7	3.9	159.5		2.7	143.1		2.4
(Loss) income from discontinued operations, net of tax	(.1)	N/A	(2.2)		N/A	(28.5)	N/A	57.8		N/A	48.4		N/A
Net income	274.3	4.6	245.1		3.9	213.2	3.5	217.3		3.7	191.5		3.3

	2015		2014			2013		2012			2011

Per Share Information
Income per common share from continuing operations	$3.01		$2.64			$2.46		$1.56			$1.35
Income per common share from continuing operations, assuming dilution	2.95		2.58			2.41		1.54			1.34
(Loss) income per common share from discontinued operations	–		(.03)			(.29)		.56			.46
(Loss) income per common share from discontinued operations, assuming dilution	–		(.02)			(.28)		.56			.45
Net income per common share	3.01		2.61			2.17		2.12			1.81
Net income per common share, assuming dilution	2.95		2.56			2.13		2.10			1.79
Dividends per common share	1.46		1.34			1.14		1.08			1.00
Weighted average number of common shares outstanding (in millions)	91.0		93.8			98.4		102.6			105.8
Weighted average number of common shares outstanding, assuming dilution (in millions)	92.9		95.7			100.1		103.5			106.8
Market price per share at fiscal year-end	$62.66		$51.79			$50.48		$34.40			$28.68
Market price per share range	51.07 to 66.18		41.28 to 52.67			34.92 to 50.65		26.38 to 34.97			23.97 to 43.11

At End of Year
Property, plant and equipment, net (4)	$847.9		$875.3			$922.5		$1,015.5			$1,079.4
Total assets (5)	4,133.7		4,356.9			4,608.3		5,113.2			4,989.7
Long-term debt and capital leases (4)(6)	963.6		940.1			944.6		697.6			948.7
Total debt (4)(6)	1,058.9		1,144.4			1,021.5		1,217.8			1,175.8
Shareholders' equity (5)	965.7		1,047.7			1,468.1		1,536.6			1,614.7

Other Information
Depreciation and amortization expense (4)	$188.3		$201.6			$204.3		$211.0			$220.0
Research and development expense (4)	91.9		102.5			96.0		98.6			93.8
Effective tax rate (4)	32.9%		31.5%			34.0%		32.3%			31.6%

(1)
Results for 2014 reflected a 53-week period.
(2)
Certain prior period amounts have been revised to reflect the impact of certain adjustments and to correct the timing of previously recorded out-of-period adjustments.
(3)
Included pre-tax charges for severance and related costs, asset impairment, lease and other contract cancellation charges, and other items.
(4)
Amounts are for continuing operations only.
(5)
Amounts are for continuing and discontinued operations.
(6)
In the fourth quarter of 2015, we elected to adopt the revised guidance on the presentation of debt issuance costs earlier than required. This revised guidance requires that debt issuance costs related to a recognized debt liability be classified as a direct deduction from the carrying amount of that debt liability instead of being recorded separately in other assets. The new guidance was applied on a retrospective basis and prior period amounts have been reclassified to conform to the current year presentation.
12

Stockholder Return Performance

        The following graph compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500® Stock Index, the average return (weighted by market capitalization) of the S&P 500® Materials and Industrials subsets (the "Market Basket"), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2015.

Comparison of Five-Year Cumulative Total Return as of December 31, 2015

Total Return Analysis (1)

	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015

Avery Dennison Corporation	$100.00	$64.10	$79.00	$109.71	$116.32	$141.12
S&P 500 Index	100.00	102.09	117.25	150.14	169.40	171.73
Market Basket (Weighted Average) (2)	100.00	97.10	126.68	203.74	248.02	240.43
Market Basket (Median)	100.00	96.73	113.90	153.00	169.72	156.24

(1)
Assumes $100 invested on December 31, 2010 and the reinvestment of dividends.
(2)
Average weighted by market capitalization.

        Historical stock price performance is not necessarily indicative of future stock price performance.

13 Avery Dennison Corporation 2015 Annual Report

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
  •
  Operational working capital refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as current assets and current liabilities of held-for-sale businesses. We use this non-GAAP financial measure to assess our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount, frequency, or timing, and that may increase the volatility of working capital as a percentage of sales from period to period. Additionally, the excluded items are not significantly influenced by our day-to-day activities managed at the operating level and do not necessarily reflect the underlying trends in our operations.
  •
  Net debt to EBITDA ratio refers to total debt less cash and cash equivalents, divided by EBITDA, which refers to net income before interest, taxes, depreciation and amortization. We believe the net debt to EBITDA ratio is meaningful because investors view it as a useful measurement of our leverage position.

OVERVIEW AND OUTLOOK

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2015 and 2013 fiscal years consisted of 52-week periods ending January 2, 2016 and December 28, 2013, respectively. Our 2014 fiscal year consisted of a 53-week period ending January 3, 2015.

Prior Period Financial Statement Revision

        Certain prior period amounts have been revised to reflect the impact of certain adjustments. Refer to Note 1, "General," to the Consolidated Financial Statements for more information.

Net Sales

	2015	2014

Estimated change in sales due to
Organic sales change	5%	3%
Foreign currency translation	(9)	(1)
Extra week in 2014 fiscal year	(1)	1
Product line divestiture	(1)	–

Reported sales change	(6)%	3%

Management's Discussion and Analysis of Financial Condition and Results of Operations

        In both years, sales increased on an organic basis primarily due to higher volume.

Income from Continuing Operations

        Income from continuing operations increased from approximately $247 million in 2014 to approximately $274 million in 2015. Major factors affecting the change in income from continuing operations in 2015 compared to 2014 included:

        Positive factors:

  •
  Benefits from productivity initiatives, including savings from restructuring actions, net of transition costs
  •
  Higher volume
  •
  Net impact of pricing and raw material input costs

        Offsetting factors:

  •
  Higher employee-related costs
  •
  Foreign currency translation
  •
  Higher income taxes
  •
  Loss on the sale of a product line and related exit costs in our Retail Branding and Information Solutions ("RBIS") reportable segment

Cost Reduction Actions

2015/2016 Actions

        In 2015, we recorded $26.1 million in restructuring charges, net of reversals, related to restructuring actions initiated during the third quarter of 2015 ("2015/2016 Actions"), which we expect to continue through 2016. These charges consisted of severance and related costs for the reduction of approximately 430 positions, lease cancellation costs, and asset impairment charges.

        No employees impacted by our 2015/2016 Actions taken through January 2, 2016 remained employed with us as of such date. We expect charges and payments related to these actions to be substantially completed in 2016.

2014/2015 Actions

        In 2015, we recorded $33.4 million in restructuring charges, net of reversals, related to restructuring actions we initiated in 2014 that continued through the second quarter of 2015 ("2014/2015 Actions"). These charges consisted of severance and related costs for the reduction of approximately 605 positions, lease cancellation costs, and asset impairment charges.

        In 2014, we recorded $66.5 million in restructuring charges, net of reversals, related to our 2014/2015 Actions. These charges consisted of severance and related costs for the reduction of approximately 1,420 positions, lease cancellation costs, and asset impairment charges.

        Approximately 125 employees impacted by our 2014/2015 Actions remained employed with us as of January 2, 2016. We expect charges and payments related to these actions to be substantially completed in 2016.

Impact of Cost Reduction Actions

        In 2015, we realized approximately $70 million in savings, net of transition costs, from our 2015/2016 Actions and 2014/2015 Actions. We anticipate incremental savings of approximately $75 million in 2016.

        Restructuring charges were included in "Other expense, net" in the Consolidated Statements of Income. Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Free Cash Flow

(In millions)	2015	2014	2013

Net cash provided by operating activities	$473.7	$354.9	$319.6
Purchases of property, plant and equipment	(135.8)	(147.9)	(129.2)
Purchases of software and other deferred charges	(15.7)	(27.1)	(52.2)
Proceeds from sales of property, plant and equipment	7.6	4.3	38.7
(Purchases) sales of investments, net	(.5)	.3	.1
Plus: charitable contribution to Avery Dennison Foundation utilizing proceeds from divestitures	–	–	10.0
Plus: discretionary contributions to pension plans utilizing proceeds from divestitures	–	–	50.1
Plus: divestiture-related payments and free cash outflow from discontinued operations	.1	.2	92.7

Free cash flow	$329.4	$184.7	$329.8

        Free cash flow in 2015 increased compared to 2014 primarily due to the timing of vendor payments, higher operating income, lower incentive compensation paid in 2015 for the 2014 performance year, and lower capital and software expenditures, partially offset by the timing of collections from customers and higher payments for taxes.

        Free cash flow in 2014 decreased compared to 2013 primarily due to higher working capital requirements (including larger than usual differences in the year-end timing of vendor payments and customer receipts), the impact of currency fluctuations, higher bank draft balances, and higher incentive compensation paid in 2014 for the 2013 performance year, partially offset by lower income tax payments and lower pension contributions (excluding discretionary pension plan contributions utilizing proceeds from divestitures).

        In 2013, we completed the sale of our former Office and Consumer Products ("OCP") and Designed and Engineered Solutions ("DES") businesses. Refer to Note 2, "Discontinued Operations, Sale of Product Line, and Sale of Assets," to the Consolidated Financial Statements for more information.

        See "Analysis of Results of Operations" and "Liquidity" for more information.

Outlook

        Certain factors that we believe may contribute to results for 2016 are described below:

  •
  We expect organic sales growth of 3% to 4.5% and increased earnings.
  •
  Assuming the continuation of currency rates in effect during January 2016, we expect currency translation to reduce net sales by approximately 3.5% and reduce pre-tax operating income by approximately $25 million.
15 Avery Dennison Corporation 2015 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  We expect our full year effective tax rate to be in the low to mid-thirty percent range.
  •
  We anticipate capital and software expenditures of approximately $200 million.
  •
  We estimate cash restructuring costs of approximately $25 million.
  •
  We anticipate a one-time non-cash pre-tax charge of approximately $40 million to settle certain U.S. pension obligations, subject to pension asset and liability valuations on the settlement date.

ANALYSIS OF RESULTS OF OPERATIONS

Income from Continuing Operations Before Taxes

(In millions, except percentages)	2015	2014	2013

Net sales	$5,966.9	$6,330.3	$6,140.0
Cost of products sold	4,321.1	4,679.1	4,502.3

Gross profit	1,645.8	1,651.2	1,637.7
Marketing, general and administrative expense	1,108.1	1,158.9	1,174.2
Interest expense	60.5	63.3	60.9
Other expense, net	68.3	68.2	36.6

Income from continuing operations before taxes	$408.9	$360.8	$366.0

As a Percentage of Sales
Gross profit	27.6%	26.1%	26.7%

Gross Profit Margin

        Gross profit margin in 2015 improved compared to 2014 primarily reflecting benefits from productivity initiatives, including savings from restructuring, net of transition costs, higher volume, the impact of changes in foreign currency rates, and the net impact of pricing and raw material input costs, partially offset by higher employee-related costs and changes in product mix in our RBIS reportable segment.

        Gross profit margin in 2014 declined compared to 2013 primarily reflecting changes in segment and product mix, the impact of pricing and raw material input costs, and higher employee-related costs, partially offset by benefits from productivity initiatives, including savings from restructuring, and higher volume.

Marketing, General and Administrative Expense

        Marketing, general and administrative expense decreased in 2015 compared to 2014 reflecting the impact of currency and benefits from productivity initiatives, including savings from restructuring, net of transition costs, partially offset by higher employee-related costs.

        Marketing, general and administrative expense decreased in 2014 compared to 2013 due to benefits from productivity initiatives, including savings from restructuring, partially offset by higher employee-related costs.

Interest Expense

        Interest expense decreased approximately $3 million in 2015 compared to 2014 reflecting a decrease in foreign short-term debt, the extra week in our 2014 fiscal year, and maturation of a medium-term note, partially offset by an increase in commercial paper borrowings.

        Interest expense increased approximately $2 million in 2014 compared to 2013 reflecting the impact of timing between maturation and issuance of senior notes in the prior year, as well as the extra week in our 2014 fiscal year.

Other Expense, net

(In millions)	2015	2014	2013

Other expense, net by type
Restructuring charges:
Severance and related costs	$52.5	$54.7	$27.2
Asset impairment charges and lease and other contract cancellation costs	7.0	11.4	13.1
Other items:
Charitable contribution to Avery Dennison Foundation	–	–	10.0
Indefinite-lived intangible asset impairment charge	–	3.0	–
Gains on sales of assets	(1.7)	(2.5)	(17.8)
Net loss (gain) from curtailment and settlement of pension obligations	.3	1.6	(1.6)
Legal settlements	(.3)	–	2.5
Loss on sale of a product line and related exit costs	10.5	–	–
Divestiture-related costs (1)	–	–	3.2

Other expense, net	$68.3	$68.2	$36.6

(1)
Represents only the portion allocated to continuing operations.

        Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information regarding charges associated with restructuring.

        Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information regarding losses (gains) from curtailment and settlement of pension obligations.

        Refer to Note 2, "Discontinued Operations, Sale of Product Line, and Sale of Assets," to the Consolidated Financial Statements for more information regarding the loss on sale of a product line and related exit costs.

Net Income and Earnings per Share

(In millions, except percentages and per share amounts)	2015	2014	2013

Income from continuing operations before taxes	$408.9	$360.8	$366.0
Provision for income taxes	134.5	113.5	124.3

Income from continuing operations	274.4	247.3	241.7
Loss from discontinued operations, net of tax	(.1)	(2.2)	(28.5)

Net income	$274.3	$245.1	$213.2

Net income per common share	$3.01	$2.61	$2.17
Net income per common share, assuming dilution	2.95	2.56	2.13

Effective tax rate for continuing operations	32.9%	31.5%	34.0%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes

        The 2015 effective tax rate for continuing operations included the following: tax expense of $20 million associated with the tax cost to repatriate non-permanently reinvested 2015 earnings of certain foreign subsidiaries; tax benefits for changes in certain tax reserves, including interest and penalties, of $5.8 million resulting from settlements of audits and $8.2 million resulting from lapses and statute expirations; and a tax benefit of $2.6 million from the extension of the federal research and development credit.

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

        The 2013 effective tax rate for continuing operations reflected $11 million of benefit from adjustments to federal income tax, primarily due to the enactment of the American Taxpayer Relief Act of 2012 ("ATRA"), and $24.9 million of net expense related to changes in certain tax reserves and valuation allowances. Additionally, the effective tax rate for 2013 reflected a benefit of $11.2 million from favorable tax rates on certain earnings from our operations in lower-tax jurisdictions throughout the world, offset by $12.1 million of expense related to the accrual of U.S. taxes on certain foreign earnings.

        On December 18, 2015, the Protecting Americans from Tax Hikes Act of 2015 ("PATH Act") was enacted, which included a provision making permanent the federal research and development tax credit for tax years 2015 and beyond. The PATH Act also retroactively extended the controlled foreign corporation ("CFC") look-through rule that had expired on December 31, 2014. For periods in which the look-though rule was effective, U.S. federal income tax on certain dividends, interest, rents, and royalties received or accrued by a CFC of a U.S. multinational enterprise from a related CFC are deferred. The retroactive effects of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results. The extension of the CFC look-through rule is currently scheduled to expire on December 31, 2019.

        Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

17 Avery Dennison Corporation 2015 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

        Operating income (loss) refers to income (loss) from continuing operations before interest and taxes.

Pressure-sensitive Materials

(In millions)	2015	2014	2013

Net sales including intersegment sales	$4,434.6	$4,721.3	$4,519.6
Less intersegment sales	(60.9)	(63.2)	(64.6)

Net sales	$4,373.7	$4,658.1	$4,455.0
Operating income (1)	496.6	434.4	442.8

(1) Included charges associated with restructuring in all years, gain on sale of asset in 2015, and losses from curtailment and settlement of pension obligations in 2015 and 2014.	$16.3	$41.6	$10.8

Net Sales

	2015	2014

Estimated change in sales due to
Organic sales change	5%	5%
Foreign currency translation	(10)	(1)
Extra week in 2014 fiscal year	(1)	1

Reported sales change	(6)%	5%

        In both years, sales increased on an organic basis primarily due to higher volume.

        In 2015, sales increased on an organic basis at mid-single digit rates in both emerging markets and Western Europe and at a low-single digit rate in North America. Sales increased on an organic basis at mid-single digit rates for both the Materials and Performance Tapes product groups.

        In 2014, sales increased on an organic basis at a high-single digit rate in emerging markets, at a mid-single digit rate in Western Europe, and at a low-single digit rate in North America. Sales increased on an organic basis at a mid-single digit rate and at a mid-teens rate for the Materials and Performance Tapes product groups, respectively.

Operating Income

        Operating income increased in 2015 compared to 2014 due to benefits from productivity initiatives, including savings from restructuring, net of transition costs, higher volume, the net impact of pricing and changes in raw material input costs, and lower restructuring charges, partially offset by higher employee-related costs and the unfavorable impact of foreign currency translation.

        Operating income decreased in 2014 due to higher restructuring charges and transition costs, the impact of pricing and changes in raw material input costs, and higher employee-related costs, partially offset by higher volume and benefits from productivity initiatives, including savings from restructuring.

Retail Branding and Information Solutions

(In millions)	2015	2014	2013

Net sales including intersegment sales	$1,522.2	$1,594.0	$1,613.5
Less intersegment sales	(1.9)	(2.4)	(2.4)

Net sales	$1,520.3	$1,591.6	$1,611.1
Operating income (1)	70.0	87.9	81.7

(1) Included charges associated with restructuring in all years, loss on sale of a product line and related exit costs in 2015, legal settlement in 2015, indefinite-lived intangible asset impairment charge in 2014, gains on sales of assets in 2014 and 2013, and gains and losses from curtailment and settlement of pension obligations in 2014 and 2013.	$45.9	$22.0	$20.0

Net Sales

	2015	2014

Estimated change in sales due to
Organic sales change	3%	(2)%
Foreign currency translation	(4)	(1)
Extra week in 2014 fiscal year	(1)	1
Product line divestiture	(2)	–

Reported sales change (1)	(4)%	(1)%

(1)
Totals may not sum due to rounding.

        In 2015, sales increased on an organic basis primarily due to higher volume. In 2014, sales decreased on an organic basis primarily due to lower volume.

Operating Income

        Operating income decreased in 2015 compared to 2014 due to higher employee-related costs, the impact of unfavorable product mix and pricing, higher restructuring charges, and the loss on sale of a product line and related exit costs, partially offset by benefits from productivity initiatives, including savings from restructuring, net of transition costs, as well as higher volume.

        Operating income increased in 2014 primarily reflecting benefits from productivity initiatives, including savings from restructuring as well as lower restructuring charges, partially offset by lower volume and higher employee-related costs.

Vancive Medical Technologies

(In millions)	2015	2014	2013

Net sales including intersegment sales	$77.8	$90.2	$77.5
Less intersegment sales	(4.9)	(9.6)	(3.6)

Net sales	$72.9	$80.6	$73.9
Operating loss (1)	(4.5)	(11.7)	(8.3)

(1) Included charges associated with restructuring in all years.	$3.6	$4.2	$.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales

	2015	2014

Estimated change in sales due to
Organic sales change	(1)%	8%
Foreign currency translation	(8)	–
Extra week in 2014 fiscal year	(1)	–

Reported sales change (1)	(10)%	9%

(1)
Totals may not sum due to rounding.

        In 2015, sales decreased on an organic basis primarily due to lower volume. In 2014, sales increased on an organic basis primarily due to higher volume.

Operating Loss

        Operating loss decreased in 2015 compared to 2014 primarily due to a reduction in operating costs, including reduced spending associated with a discontinued product platform.

        Operating loss increased in 2014 compared to 2013 primarily due to higher restructuring charges related to an asset impairment and lower payments from a business partner for development of a new product, partially offset by higher volume.

FINANCIAL CONDITION

Liquidity

Cash Flow from Operating Activities

(In millions)	2015	2014	2013

Net income	$274.3	$245.1	$213.2
Depreciation and amortization	188.3	201.6	204.6
Provision for doubtful accounts and sales returns	46.5	45.2	41.5
Loss (gain) on sale of businesses	–	3.4	(49.3)
Indefinite-lived intangible asset impairment charge	–	3.0	–
Net losses (gains) from long-lived asset impairments and sales/disposals of assets	12.2	10.2	(5.8)
Stock-based compensation	26.3	28.3	34.0
Other non-cash expense and loss	50.1	44.2	50.1
Other non-cash income and gain	–	–	(11.8)
Trade accounts receivable	(135.9)	(65.4)	(136.0)
Inventories	(34.4)	(33.0)	(75.9)
Other current assets	3.9	(33.7)	3.0
Accounts payable	65.5	(62.8)	108.2
Accrued liabilities	7.0	(18.2)	(19.3)
Income taxes (deferred and accrued)	(10.8)	(2.6)	47.4
Other assets	(.3)	(3.5)	(5.4)
Long-term retirement benefits and other liabilities	(19.0)	(6.9)	(78.9)

Net cash provided by operating activities	$473.7	$354.9	$319.6

        For cash flow purposes, changes in assets and liabilities and other adjustments exclude the impact of foreign currency translation (discussed below in "Analysis of Selected Balance Sheet Accounts").

        In 2015, cash flow provided by operating activities increased compared to 2014 due to the timing of vendor payments, higher operating income and lower incentive compensation paid in 2015 for the 2014 performance year, partially offset by the timing of collections from customers and higher payments for taxes.

        In 2014, cash flow provided by operating activities improved compared to 2013 due to the impact of cash outflows related to our former OCP and DES businesses, higher pension contributions, including discretionary pension plan contributions utilizing the net proceeds from divestitures, and a charitable contribution to the Avery Dennison Foundation, all in 2013, as well as lower income tax payments in 2014. These factors were partially offset by higher working capital requirements (including larger than usual differences in year-end timing of vendor payments and customer receipts), the effect of currency fluctuations, higher bank draft balances, and higher incentive compensation paid in 2014 for the 2013 performance year.

Cash Flow from Investing Activities

(In millions)	2015	2014	2013

Purchases of property, plant and equipment	$(135.8)	$(147.9)	$(129.2)
Purchases of software and other deferred charges	(15.7)	(27.1)	(52.2)
Proceeds from sales of property, plant and equipment	7.6	4.3	38.7
(Purchases) sales of investments, net	(.5)	.3	.1
Proceeds from sale of businesses, net of cash provided	–	–	481.2
Other	1.5	–	.8

Net cash (used in) provided by investing activities	$(142.9)	$(170.4)	$339.4

Capital and Software Spending

        In 2015, 2014 and 2013, we invested in new equipment to support growth, primarily in Asia and Europe, and to improve manufacturing productivity.

        Information technology investments in 2015, 2014 and 2013 were primarily associated with standardization initiatives.

Proceeds from Sales of Property, Plant and Equipment

        In September 2014, we sold properties in Framingham, Massachusetts used primarily as the former headquarters of our RBIS business for $3.3 million, recognizing a pre-tax gain of $1.9 million.

        In April 2013, we sold the property and equipment of our former corporate headquarters in Pasadena, California for approximately $20 million, recognizing a pre-tax gain of $10.9 million. In 2013, proceeds from sales of property, plant and equipment also included approximately $11 million from the sale of assets in China, as well as $5 million from the sale of a research facility located in Pasadena, California.

        These gains were recorded in "Other expense, net" in the Consolidated Statements of Income.

Proceeds from Sale of Businesses, Net of Cash Provided

        In July 2013, we completed the sale of our former OCP and DES businesses and received $481.2 million, net of cash provided.

19 Avery Dennison Corporation 2015 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other

        In May 2015, we received $1.5 million from the sale of a product line in our RBIS reportable segment.

Cash Flow from Financing Activities

(In millions)	2015	2014	2013

Net change in borrowings and payments of debt	$(105.8)	$124.9	$(187.2)
Dividends paid	(133.1)	(125.1)	(112.0)
Share repurchases	(232.3)	(355.5)	(283.5)
Proceeds from exercises of stock options, net	104.0	34.2	44.8
Other	(.1)	(2.0)	(8.3)

Net cash used in financing activities	$(367.3)	$(323.5)	$(546.2)

Borrowings and Repayment of Debt

        We had $28 million and $87 million of borrowings from commercial paper issuances outstanding (weighted-average interest rate of .7% and .4%, respectively) at year-end 2015 and 2014, respectively.

        Short-term borrowings outstanding under uncommitted lines of credit were $65 million (weighted-average interest rate of 8.7%) at year-end 2015 compared to $111.6 million (weighted-average interest rate of 9.4%) at year-end 2014.

        In 2015 and 2014, given the seasonality of our cash flow during the year, our commercial paper borrowings were used mainly to fund share repurchase activity, dividends, and capital and software expenditures.

        We had medium-term notes of $45 million and $50 million outstanding at year-end 2015 and 2014, respectively. During the second quarter of 2015, we repaid a $5 million medium-term note.

        No balances were outstanding under our revolving credit facility (the "Revolver") as of year-end 2015 or 2014. Commitment fees associated with the Revolver in 2015, 2014, and 2013 were $1.9 million, $1.3 million, and $1.4 million, respectively.

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

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        Refer to "Capital Resources" below for further information on 2015 and 2014 borrowings and repayment of debt.

Dividend Payments

        We paid dividends of $1.46 per share in 2015 compared to $1.34 per share in 2014. In April 2015, we increased our quarterly dividend to $.37 per share, representing a 6% increase from our previous dividend rate of $.35 per share.

Share Repurchases

        From time to time, our Board of Directors ("Board") authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plan or used for other corporate purposes. In 2015, we repurchased approximately 3.9 million shares of our common stock at an aggregate cost of $232.3 million. In 2014, we repurchased approximately 7.4 million shares of our common stock at an aggregate cost of $355.5 million.

        On December 4, 2014, our Board authorized the repurchase of shares of our common stock in the aggregate amount of up to $500 million (exclusive of any fees, commissions or other expenses related to such purchases), in addition to any outstanding shares authorized under any previous Board authorization. This authorization is the only one currently in effect and will remain in effect until the shares authorized thereby have been repurchased.

        As of January 2, 2016, shares of our common stock in the aggregate amount of approximately $367 million remained authorized for repurchase under this Board authorization.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

        Goodwill decreased by approximately $35 million to $686 million at year-end 2015 mainly as a result of the impact of foreign currency translation.

        Other intangibles resulting from business acquisitions, net, decreased by approximately $22 million to $46 million at year-end 2015 as a result of current year amortization expense and the impact of foreign currency translation.

        Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

        Other assets decreased by approximately $52 million to $406 million at year-end 2015, which primarily reflected amortization expense related to software and other deferred charges, net of purchases, a decrease in long-term pension assets, and the impact of foreign currency translation.

Shareholders' Equity Accounts

        The balance of our shareholders' equity decreased by approximately $82 million to $966 million at year-end 2015, which reflected the effect of share repurchases, an increase in "Accumulated other comprehensive loss" due to the unfavorable impacts of foreign currency translation, and dividend payments. These decreases were partially offset by net income and the use of treasury shares to settle exercises of stock options and vesting of stock-based awards and fund contributions to our U.S. defined contribution plan.

        The balance of our treasury stock increased by approximately $116 million to $1.59 billion at year-end 2015, which primarily reflected share repurchase activity, partially offset by the use of treasury shares to settle exercises of stock options and vesting of stock-based awards and fund contributions to our U.S. defined contribution plan.

        Accumulated other comprehensive loss increased by approximately $138 million to $683 million at year-end 2015 primarily due to the unfavorable impact of foreign currency translation.

Impact of Foreign Currency Translation

(In millions)	2015	2014	2013

Change in net sales	$(528)	$(67)	$8
Change in net income from continuing operations	(34)	(5)	4

Management's Discussion and Analysis of Financial Condition and Results of Operations

        In 2015, international operations generated approximately 74% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

        The unfavorable impact of foreign currency translation on net sales in 2015 compared to 2014 was primarily related to euro-denominated sales.

        Operations are treated as being in a hyperinflationary economy based on the cumulative inflation rate over the past three years. We had no operations in hyperinflationary economies in fiscal years 2015, 2014, or 2013.

Effect of Foreign Currency Transactions

        The impact on net income from transactions denominated in foreign currencies is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option and swap contracts where available and appropriate.

Analysis of Selected Financial Ratios

        We utilize the financial ratios discussed below to assess our financial condition and operating performance.

Working Capital and Operational Working Capital Ratios

        Working capital (current assets minus current liabilities and net assets held for sale), as a percentage of net sales, increased in 2015 compared to 2014 primarily due to decreases in short-term borrowings and current portion of long-term debt and capital leases and accrued liabilities, largely offset by decreases in current deferred taxes and cash and cash equivalents. The decrease in current deferred taxes was a result of the prospective adoption of accounting guidance to classify deferred taxes as non-current in 2015.

        Operational working capital, as a percentage of net sales, is reconciled with working capital below. Our objective is to minimize our investment in operational working capital, as a percentage of sales, to maximize cash flow and return on investment.

(In millions, except percentages)	2015	2014

(A) Working capital	$313.8	$327.5
Reconciling items:
Cash and cash equivalents	(158.8)	(207.2)
Current deferred and refundable income taxes and other current assets	(170.7)	(263.4)
Short-term borrowings and current portion of long-term debt and capital leases	95.3	204.3
Current deferred and payable income taxes and other current accrued liabilities	549.2	590.9

(B) Operational working capital	$628.8	$652.1

(C) Net sales	$5,966.9	$6,330.3

Working capital, as a percentage of net sales (A) ÷ (C)	5.3%	5.2%

Operational working capital, as a percentage of net sales (B) ÷ (C)	10.5%	10.3%

Accounts Receivable Ratio

        The average number of days sales outstanding was 60 days in 2015 compared to 62 days in 2014, calculated using the four-quarter average accounts receivable balance divided by the average daily sales for the year. The decrease in the current year average number of days sales outstanding reflected the timing of collections.

Inventory Ratio

        Average inventory turnover, calculated using the annual cost of sales divided by the four-quarter average inventory balance, was 8.6 in both 2015 and 2014.

Accounts Payable Ratio

        The average number of days payable outstanding was 70 days in 2015 compared to 68 days in 2014, calculated using the four-quarter average accounts payable balance divided by the average daily cost of products sold for the year. The increase in the current year average number of days payable outstanding primarily reflected the timing of vendor payments and longer payment terms with certain suppliers.

Net Debt to EBITDA Ratio

(In millions)	2015	2014	2013

Net income	$274.3	$245.1	$213.2
Reconciling items:
Interest expense	60.5	63.3	60.9
Provision for income taxes	134.5	113.5	124.3
Depreciation	125.2	135.5	135.2
Amortization	62.9	65.9	69.1

EBITDA	$657.4	$623.3	$602.7

Total debt	$1,058.9	$1,144.4	$1,021.5
Less cash and cash equivalents	(158.8)	(207.2)	(351.1)

Net debt	$900.1	$937.2	$670.4

Net debt to EBITDA ratio	1.4	1.5	1.1

        The net debt to EBITDA ratio was lower in 2015 compared to 2014 primarily due to higher net income and lower net debt as a result of lower commercial paper borrowings.

        The net debt to EBITDA ratio was higher in 2014 compared to 2013 primarily due to higher total debt and a decrease in cash and cash equivalents as a result of funding share repurchase activity and supporting operational requirements and capital expenditures.

Financial Covenants

        The Revolver contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. As of January 2, 2016 and January 3, 2015, we were in compliance with our financial covenants.

Fair Value of Debt

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. The fair value of short-term borrowings, which include commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.08 billion at January 2, 2016 and $1.22 billion at January 3, 2015. Fair value amounts

21 Avery Dennison Corporation 2015 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

were determined primarily based on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information.

Capital Resources

        Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year-end 2015, we had cash and cash equivalents of $158.8 million held in accounts at third-party financial institutions.

        Our cash balances are held in numerous locations throughout the world. At January 2, 2016, the majority of our cash and cash equivalents was held by our foreign subsidiaries.

        To meet U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries, and repatriating foreign earnings. However, if we were to repatriate incremental foreign earnings, we may be subject to additional taxes in the U.S.

        In October 2014, we amended and restated the Revolver with certain domestic and foreign banks, increasing the amount available thereunder from $675 million to $700 million. The amendment also extended the Revolver's maturity date from December 22, 2016 to October 3, 2019 and adjusted pricing to reflect favorable market conditions. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $325 million, subject to lender approval and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used to finance other corporate requirements. No balances were outstanding under the Revolver as of January 2, 2016 or January 3, 2015.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

        Our total debt decreased by approximately $86 million to $1.06 billion at year-end 2015 compared to $1.15 billion at year-end 2014, primarily reflecting a decrease in commercial paper borrowings and the seasonality of our cash flow during the year. Refer to "Borrowings and Repayment of Debt" above for more information.

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

        Uncommitted lines of credit were approximately $300 million at year-end 2015. These lines may be cancelled at any time by us or the issuing banks.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2015

	Payments Due by Period
(In millions)	Total	2016	2017	2018	2019	2020	Thereafter

Short-term borrowings	$92.8	$92.8	$–	$–	$–	$–	$–
Long-term debt	945.0	–	250.0	–	–	265.0	430.0
Long-term capital leases	44.5	5.0	5.0	5.0	4.9	4.7	19.9
Interest on long-term debt	327.4	50.8	46.6	34.2	34.2	24.0	137.6
Operating leases	143.0	43.1	27.9	19.0	13.9	9.9	29.2
Pension and postretirement benefit payments (unfunded plans)	131.2	16.5	16.4	33.7	10.5	9.3	44.8

Total contractual obligations	$1,683.9	$208.2	$345.9	$91.9	$63.5	$312.9	$661.5

        We enter into operating leases primarily for office and warehouse space and equipment for information technology, machinery, and transportation. The table above includes minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more.

        The table above does not include:

  •
  Purchase obligations or open purchase orders at year-end – It is impracticable for us to obtain this information or provide a reasonable estimate thereof due to the decentralized nature of our purchasing systems. In addition, purchase orders are generally at fair value and cancelable without penalty.

  •
  Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans – Benefits under our funded pension plans are paid through a trust or trust equivalent. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included as we are not able to estimate required contributions to the trust or trust equivalent. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for information regarding expected contributions to our plans.

  •
  Deferred compensation plan benefit payments – It is impracticable for us to obtain a reasonable estimate for 2016 and beyond due to the volatility of the payment amounts and certain events that could trigger immediate payment of benefits to participants. In addition, participant account balances are marked-to-market monthly and benefit payments are adjusted annually. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.

  •
  Cash awards to employees under incentive compensation plans – The amounts to be paid to employees under these awards are based on our stock price and, if applicable, achievement of certain performance objectives as of the vesting dates, and, therefore, we cannot reasonably estimate the amounts to be paid on these vesting dates. Refer to Note 12, "Long-term Incentive Compensation," to the Consolidated Financial Statements for further information on cash awards.

  •
  Unfunded termination indemnity benefits to certain employees outside of the U.S. – These benefits are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to these arrangements.

  •
  Unrecognized tax benefit reserves of $107.3 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for further information on unrecognized tax benefits.

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

        Critical accounting estimates are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe our critical accounting estimates include accounting for goodwill, pension and postretirement benefits, taxes based on income, long-term incentive compensation, litigation matters, and environmental expenditures.

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

23 Avery Dennison Corporation 2015 Annual Report

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

        In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ from those estimates and projections, and those differences may be material. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions. Our annual first step impairment analysis in the fourth quarter of 2015 indicated that the fair values of our reporting units exceeded their respective carrying amounts, including goodwill. The fair value of the reporting units tested exceeded their carrying amounts by 80% to 461%.

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

Discount Rate

        In consultation with our actuaries, we annually review and determine the discount rates to be used in connection with valuing our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. In the U.S., our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. As of January 2, 2016, a .25% increase in the discount rate in the U.S. would have decreased our year-end projected benefit obligation by approximately $32 million and would have increased expected periodic benefit cost for the coming year by approximately $.2 million. Similarly, a .25% decrease in the discount rate in the U.S. would have increased our year-end projected benefit obligation by approximately $34 million and would have decreased expected periodic benefit cost for the coming year by approximately $.3 million.

        Beginning in 2016, we will use a full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we will apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe the new approach will provide a more precise measurement of service and interest cost by aligning the timing of the plans' liability cash flows to the corresponding rates on the yield curve. Historically, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and the mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of .25% on the long-term return on assets in the U.S. would have decreased or increased, respectively, our 2016 periodic benefit cost by approximately $2 million.

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

24

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

        Our income tax rate is significantly affected by the different tax rates applicable to our operations in the jurisdictions in which we do business. In addition to local country tax law and regulations, this rate depends on the extent earnings are indefinitely reinvested outside the United States. Indefinite reinvestment is determined in accordance with the Accounting Standards Codification ("ASC") 740-30-25-17 using management's judgment about and intentions concerning estimates of our future financial results, cash flows, capital investment plans and our discretionary actions to return cash to shareholders.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

        Tax laws are complex and subject to different interpretations by taxpayers and respective governmental taxing authorities. We review our tax positions quarterly and adjust the balances as new information becomes available. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of any governmental authorities exercising jurisdiction over our operations. For example, in June 2014, the European Commission opened a formal investigation of various European countries to examine whether the corporate income taxes paid within such jurisdictions comply with the European Union rules on state aid. The European Commission's formal investigation of tax rulings issued by countries including The Netherlands and Luxembourg was concluded in September 2015, and required The Netherlands and Luxembourg to recover past taxes covering multiple years from various taxpayers as disallowed state aid. We continue to monitor the state aid developments, since it involves jurisdictions in which we have significant operations, and it is considered in the determination of our uncertain tax positions.

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

        The fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and certain PUs, is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

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

25 Avery Dennison Corporation 2015 Annual Report

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

        We generally do not purchase or hold foreign currency or interest rate or commodity contracts for trading purposes.

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

Foreign Exchange Value-At-Risk

        We use a Value-At-Risk ("VAR") model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. VAR model estimates were made assuming normal market conditions. The model includes all of our debt as well as all interest rate and foreign exchange derivative contracts and market sensitive equity investments. Forecasted transactions, firm commitments, and accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

        In both 2015 and 2014, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

        The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was $1 million at both years-end 2015 and 2014.

        The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity

        In 2015, an assumed 40 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have increased interest expense by approximately $.7 million.

        In 2014, an assumed 50 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have increased interest expense by approximately $1 million.

Consolidated Balance Sheets

(Dollars in millions)	January 2, 2016	January 3, 2015

Assets
Current assets:
Cash and cash equivalents	$158.8	$207.2
Trade accounts receivable, less allowances of $31.5 and $30.5 at year-end 2015 and 2014, respectively	964.7	958.1
Inventories, net	478.7	491.8
Current deferred and refundable income taxes	30.9	107.5
Assets held for sale	2.5	.8
Other current assets	139.8	155.9

Total current assets	1,775.4	1,921.3
Property, plant and equipment, net	847.9	875.3
Goodwill	686.2	721.6
Other intangibles resulting from business acquisitions, net	45.8	67.4
Non-current deferred income taxes	372.2	312.9
Other assets	406.2	458.4

	$4,133.7	$4,356.9

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and capital leases	$95.3	$204.3
Accounts payable	814.6	797.8
Accrued payroll and employee benefits	194.6	173.7
Accrued trade rebates	85.4	90.5
Current deferred and payable income taxes	45.1	60.1
Other accrued liabilities	224.1	266.6

Total current liabilities	1,459.1	1,593.0
Long-term debt and capital leases	963.6	940.1
Long-term retirement benefits and other liabilities	637.4	648.3
Non-current deferred and payable income taxes	107.9	127.8
Commitments and contingencies (see Notes 7 and 8)
Shareholders' equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2015 and 2014; issued – 124,126,624 shares at year-end 2015 and 2014; outstanding – 89,967,697 shares and 90,458,956 shares at year-end 2015 and 2014, respectively	124.1	124.1
Capital in excess of par value	834.0	823.9
Retained earnings	2,277.6	2,116.5
Treasury stock at cost, 34,158,927 shares and 33,667,668 shares at year-end 2015 and 2014, respectively	(1,587.0)	(1,471.3)
Accumulated other comprehensive loss	(683.0)	(545.5)

Total shareholders' equity	965.7	1,047.7

	$4,133.7	$4,356.9

See Notes to Consolidated Financial Statements

27 Avery Dennison Corporation 2015 Annual Report

Consolidated Statements of Income

(In millions, except per share amounts)	2015	2014	2013

Net sales	$5,966.9	$6,330.3	$6,140.0
Cost of products sold	4,321.1	4,679.1	4,502.3

Gross profit	1,645.8	1,651.2	1,637.7
Marketing, general and administrative expense	1,108.1	1,158.9	1,174.2
Interest expense	60.5	63.3	60.9
Other expense, net	68.3	68.2	36.6

Income from continuing operations before taxes	408.9	360.8	366.0
Provision for income taxes	134.5	113.5	124.3

Income from continuing operations	274.4	247.3	241.7
Loss from discontinued operations, net of tax	(.1)	(2.2)	(28.5)

Net income	$274.3	$245.1	$213.2

Per share amounts:
Net income (loss) per common share:
Continuing operations	$3.01	$2.64	$2.46
Discontinued operations	–	(.03)	(.29)

Net income per common share	$3.01	$2.61	$2.17

Net income (loss) per common share, assuming dilution:
Continuing operations	$2.95	$2.58	$2.41
Discontinued operations	–	(.02)	(.28)

Net income per common share, assuming dilution	$2.95	$2.56	$2.13

Dividends per common share	$1.46	$1.34	$1.14

Weighted average number of shares outstanding:
Common shares	91.0	93.8	98.4
Common shares, assuming dilution	92.9	95.7	100.1

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

(In millions)	2015	2014	2013

Net income	$274.3	$245.1	$213.2
Other comprehensive (loss) income, net tax:
Foreign currency translation:
Translation loss	(139.0)	(149.8)	(50.2)
Reclassifications to net income	–	–	10.8
Pension and other postretirement benefits:
Net (loss) gain recognized from actuarial gain/loss and prior service cost/credit	(18.9)	(125.2)	48.1
Reclassifications to net income	22.9	16.9	10.0
Cash flow hedges:
(Losses) gains recognized on cash flow hedges	(.5)	.1	.8
Reclassifications to net income	(2.0)	.9	.2

Other comprehensive (loss) income, net of tax	(137.5)	(257.1)	19.7

Total comprehensive income (loss), net of tax	$136.8	$(12.0)	$232.9

See Notes to Consolidated Financial Statements

29 Avery Dennison Corporation 2015 Annual Report

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total

Balance as of December 29, 2012	$124.1	$801.8	$1,896.6	$(977.8)	$(308.1)	$1,536.6
Net income	–	–	213.2	–		213.2
Other comprehensive income, net of tax	–	–	–	–	19.7	19.7
Repurchase of 6,555,672 shares for treasury	–	–	–	(283.5)	–	(283.5)
Issuance of 2,240,185 shares under stock-based compensation plans, including tax of $1.7	–	10.5	(11.6)	70.7	–	69.6
Contribution of 578,441 shares to 401(k) Plan	–	–	6.1	18.4	–	24.5
Dividends: $1.14 per share	–	–	(112.0)	–	–	(112.0)

Balance as of December 28, 2013	$124.1	$812.3	$1,992.3	$(1,172.2)	$(288.4)	$1,468.1
Net income	–	–	245.1	–		245.1
Other comprehensive loss, net of tax	–	–	–	–	(257.1)	(257.1)
Repurchase of 7,416,167 shares for treasury	–	–	–	(355.5)	–	(355.5)
Issuance of 1,299,931 shares under stock-based compensation plans, including tax of $(4.1)	–	11.6	(2.0)	43.2	–	52.8
Contribution of 396,781 shares to 401(k) Plan	–	–	6.2	13.2	–	19.4
Dividends: $1.34 per share	–	–	(125.1)	–	–	(125.1)

Balance as of January 3, 2015	$124.1	$823.9	$2,116.5	$(1,471.3)	$(545.5)	$1,047.7
Net income	–	–	274.3	–		274.3
Other comprehensive loss, net of tax	–	–	–	–	(137.5)	(137.5)
Repurchase of 3,858,376 shares for treasury	–	–	–	(232.3)	–	(232.3)
Issuance of 3,019,001 shares under stock-based compensation plans, including tax of $10.6	–	10.1	11.8	104.5	–	126.4
Contribution of 348,116 shares to 401(k) Plan	–	–	8.1	12.1	–	20.2
Dividends: $1.46 per share	–	–	(133.1)	–	–	(133.1)

Balance as of January 2, 2016	$124.1	$834.0	$2,277.6	$(1,587.0)	$(683.0)	$965.7

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In millions)	2015	2014	2013

Operating Activities
Net income	$274.3	$245.1	$213.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	125.2	135.5	135.6
Amortization	63.1	66.1	69.0
Provision for doubtful accounts and sales returns	46.5	45.2	41.5
Loss (gain) on sale of businesses	–	3.4	(49.3)
Indefinite-lived intangible asset impairment charge	–	3.0	–
Net losses (gains) from asset impairments and sales/disposals of assets	12.2	10.2	(5.8)
Stock-based compensation	26.3	28.3	34.0
Other non-cash expense and loss	50.1	44.2	50.1
Other non-cash income and gain	–	–	(11.8)
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(135.9)	(65.4)	(136.0)
Inventories	(34.4)	(33.0)	(75.9)
Other current assets	3.9	(33.7)	3.0
Accounts payable	65.5	(62.8)	108.2
Accrued liabilities	7.0	(18.2)	(19.3)
Taxes on income	(23.7)	15.3	(5.0)
Deferred taxes	12.9	(17.9)	52.4
Other assets	(.3)	(3.5)	(5.4)
Long-term retirement benefits and other liabilities	(19.0)	(6.9)	(78.9)

Net cash provided by operating activities	473.7	354.9	319.6

Investing Activities
Purchases of property, plant and equipment	(135.8)	(147.9)	(129.2)
Purchases of software and other deferred charges	(15.7)	(27.1)	(52.2)
Proceeds from sales of property, plant and equipment	7.6	4.3	38.7
(Purchases) sales of investments, net	(.5)	.3	.1
Proceeds from sale of businesses, net of cash provided	–	–	481.2
Other	1.5	–	.8

Net cash (used in) provided by investing activities	(142.9)	(170.4)	339.4

Financing Activities
Net (decrease) increase in borrowings (maturities of 90 days or less)	(98.4)	126.5	(435.3)
Additional borrowings (maturities longer than 90 days)	–	–	250.0
Payments of debt (maturities longer than 90 days)	(7.4)	(1.6)	(1.9)
Dividends paid	(133.1)	(125.1)	(112.0)
Share repurchases	(232.3)	(355.5)	(283.5)
Proceeds from exercises of stock options, net	104.0	34.2	44.8
Other	(.1)	(2.0)	(8.3)

Net cash used in financing activities	(367.3)	(323.5)	(546.2)

Effect of foreign currency translation on cash balances	(11.9)	(4.9)	2.9

(Decrease) increase in cash and cash equivalents	(48.4)	(143.9)	115.7
Cash and cash equivalents, beginning of year	207.2	351.1	235.4

Cash and cash equivalents, end of year	$158.8	$207.2	$351.1

See Notes to Consolidated Financial Statements

31 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

        We develop identification and decorative solutions primarily for businesses worldwide. Our products include pressure-sensitive labeling technology and materials; films for graphic and reflective applications; performance tapes; brand and price tickets, tags and labels (including radio-frequency identification ("RFID") inlays); and pressure-sensitive adhesive products for surgical, wound care, ostomy, and electromedical applications.

Principles of Consolidation

        The consolidated financial statements include the accounts of majority-owned subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation.

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2015 and 2013 fiscal years consisted of 52-week periods ending January 2, 2016 and December 28, 2013, respectively. Our 2014 fiscal year consisted of a 53-week period ending January 3, 2015.

Financial Presentation

        As further discussed in Note 2, "Discontinued Operations, Sale of Product Line, and Sale of Assets," we have classified the operating results of our Office and Consumer Products ("OCP") and Designed and Engineered Solutions ("DES") businesses, together with certain costs associated with their divestiture, as discontinued operations in the Consolidated Statements of Income for all periods presented. Unless otherwise noted, the results and financial condition of discontinued operations have been excluded from the notes to our Consolidated Financial Statements.

Prior Period Financial Statement Revision, Reclassifications, and Accounting Changes

        In 2015, we determined that certain of our benefit plans (that were frozen between 1994 and 2003) were not properly accounted for since their inception between 1984 and 1988. This resulted in an understatement of long-term retirement benefits and other liabilities and the cumulative historical expenses related to these benefit plans. Additionally, we identified certain liquid short-term bank drafts with maturities greater than 90 days that were improperly classified as cash and cash equivalents instead of other current assets, which resulted in an overstatement of operating cash flows, and tax effects related to certain foreign pension plans that were not properly accounted for on our consolidated financial statements.

        We assessed the materiality of these errors on our financial statements for prior periods in accordance with United States Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 99, Materiality, codified in Accounting Standards Codification ("ASC") 250, Presentation of Financial Statements, and concluded that they were not material to any prior annual or interim periods. However, the aggregate amount of the prior period revisions of approximately $24 million would have been material to our current Consolidated Statements of Income. Consequently, in accordance with ASC 250 (SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), we have corrected these errors for all prior years presented by revising the consolidated financial statements and other financial information included herein. We also corrected the timing of immaterial previously recorded out-of-period adjustments and reflected them in the revised prior period financial statements, where applicable. Periods not presented herein will be revised, as applicable, in future filings.

        Additionally, as further discussed in "Recent Accounting Requirements" below, we adopted the provisions of an accounting standard amendment earlier than required, resulting in the retrospective reclassification of debt issuance costs from other assets to a reduction of long-term debt. The effects on the Consolidated Balance Sheets are included in the information below.

        Certain prior year amounts have been reclassified to conform to the current year presentation. The Consolidated Statements of Comprehensive Income have been reclassified to present the components of comprehensive income, net of tax.

        The effects of the revision and adoption of accounting standard on our Consolidated Balance Sheets were as follows:

(In millions)	As Previously Reported January 3, 2015	Debt Issuance Cost Reclassification	Adjustment	As Revised January 3, 2015

Cash and cash equivalents	$227.0	$–	$(19.8)	$207.2
Other current assets	136.1	–	19.8	155.9
Non-current deferred income taxes	311.0	–	1.9	312.9
Other assets	463.6	(5.2)	–	458.4
Total assets	4,360.2	(5.2)	1.9	4,356.9
Current deferred and payable income taxes	64.9	–	(4.8)	60.1
Total current liabilities	1,597.8	–	(4.8)	1,593.0
Long-term debt and capital leases	945.3	(5.2)	–	940.1
Long-term retirement benefits and other liabilities	622.8	–	25.5	648.3
Retained earnings	2,137.1	–	(20.6)	2,116.5
Accumulated other comprehensive loss	(547.3)	–	1.8	(545.5)
Total shareholders' equity	1,066.5	–	(18.8)	1,047.7
Total liabilities and shareholders' equity	4,360.2	(5.2)	1.9	4,356.9

Notes to Consolidated Financial Statements

        The effects of the revision on our Consolidated Statements of Income were as follows:

	2014			2013
(In millions)	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised

Marketing, general and administrative expense	$1,155.3	$3.6	$1,158.9	$1,179.0	$(4.8)	$1,174.2
Interest expense	63.3	–	63.3	59.0	1.9	60.9
Income from continuing operations before taxes	364.4	(3.6)	360.8	363.1	2.9	366.0
Provision for income taxes	113.3	.2	113.5	118.8	5.5	124.3
Income from continuing operations	251.1	(3.8)	247.3	244.3	(2.6)	241.7
Loss from discontinued operations, net of tax	(2.2)	–	(2.2)	(28.5)	–	(28.5)
Net income	248.9	(3.8)	245.1	215.8	(2.6)	213.2
Per share amounts:
Net income (loss) per common share:
Continuing operations	$2.68	$(.04)	$2.64	$2.48	$(.02)	$2.46
Discontinued operations	(.03)	–	(.03)	(.29)	–	(.29)

Net income per common share	$2.65	$(.04)	$2.61	$2.19	$(.02)	$2.17

Net income (loss) per common share, assuming dilution:
Continuing operations	$2.62	$(.04)	$2.58	$2.44	$(.03)	$2.41
Discontinued operations	(.02)	–	(.02)	(.28)	–	(.28)

Net income per common share, assuming dilution	$2.60	$(.04)	$2.56	$2.16	$(.03)	$2.13

        The effects of the revision on our Consolidated Statements of Comprehensive Income were as follows:

	2014			2013
(In millions)	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised

Net income	$248.9	$(3.8)	$245.1	$215.8	$(2.6)	$213.2
Translation loss	(154.7)	4.9	(149.8)	(53.3)	3.1	(50.2)
Pension and other postretirement benefits:
Net (loss) gain recognized from actuarial gain/loss and prior service cost/credit	(129.4)	4.2	(125.2)	29.4	18.7	48.1
Reclassifications to net income	16.9	–	16.9	9.0	1.0	10.0
Other comprehensive (loss) income, net of tax	(266.2)	9.1	(257.1)	(3.1)	22.8	19.7
Total comprehensive (loss) income, net of tax	(17.3)	5.3	(12.0)	212.7	20.2	232.9

        The effects of the revision on our Consolidated Statements of Cash Flows were as follows:

	2014			2013
(In millions)	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised

Net cash provided by operating activities	$374.2	$(19.3)	$354.9	$320.1	$(.5)	$319.6
(Decrease) increase in cash and cash equivalents	(124.6)	(19.3)	(143.9)	116.2	(.5)	115.7

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

Cash and Cash Equivalents

        Cash and cash equivalents generally consist of cash on hand, deposits in banks, as well as bank drafts and short-term investments with maturities of three months or less when purchased or received. The carrying value of these assets approximates fair value due to the short maturity of the instruments.

33 Avery Dennison Corporation 2015 Annual Report

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
  •
  Amounts based upon an aging schedule; and
  •
  An amount based on our historical experience.

        No single customer represented 10% or more of our net sales in, or trade accounts receivable at, year-end 2015 or 2014. However, during 2015, 2014, and 2013 our ten largest customers by net sales represented approximately 15%, 13%, and 12% of our net sales, respectively. As of January 2, 2016 and January 3, 2015, our ten largest customers by trade accounts receivable represented approximately 14% and 15% of our trade accounts receivable, respectively. These customers were concentrated primarily in our Pressure-sensitive Materials reportable segment. We do not generally require our customers to provide collateral.

Inventories

        Inventories are stated at the lower-of-cost-or-market value and are categorized as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out method. Inventory reserves are recorded to cost of products sold for damaged, obsolete, excess and slow-moving inventory and we establish a lower cost basis for the inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product, level of usage, and the length of time the product has been included in inventory.

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

Software

        We capitalize internal and external software costs that are incurred during the application development stage of software development, including costs incurred for the design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. Internal and external software costs during the preliminary project stage are expensed, as are those costs during the post-implementation and/or operation stage, including internal and external training costs and maintenance costs. Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.

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

Notes to Consolidated Financial Statements

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

        We test indefinite-lived intangible assets, consisting of trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more likely than not that their carrying amounts exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact the estimate of fair value. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

        In the Consolidated Statements of Cash Flows, hedges are classified in the same category as the item hedged, primarily in operating activities.

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

Revenue Recognition

        Sales are recognized when persuasive evidence of an arrangement exists, pricing is determinable, delivery has occurred based on applicable sales terms, and collection is reasonably assured. Sale terms are free on board (f.o.b.) shipping point or f.o.b. destination, depending upon local business customs. For most regions in which we operate, f.o.b. shipping point terms are utilized and sales are recorded at the time of shipment, because this is when title and risk of loss are transferred. In certain regions, notably in Europe and China, f.o.b. destination terms are generally utilized and sales are recorded when the products are delivered to the customer's delivery site, because this is when title and risk of loss are transferred. Furthermore, sales, provisions for estimated returns, and the cost of products sold are recorded at the time title transfers to customers and when the customers assume the risks and rewards of ownership. Actual product returns are charged against estimated sales return allowances.

        Sales rebates and discounts are common practices in the industries in which we operate. Volume, promotional, price, cash and other discounts and customer incentives are accounted for as a reduction to gross sales. Rebates and discounts are recorded based upon estimates at the time products are sold. These estimates are based on our historical experience for similar programs and products. We review these rebates and discounts on an ongoing basis and accruals for rebates and discounts are adjusted, if necessary, as additional information becomes available.

35 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

Research and Development

        Research and development costs are related to research, design and testing of new products and applications and are expensed as incurred.

Long-Term Incentive Compensation

        No long-term incentive compensation expense was capitalized in 2015, 2014, or 2013.

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

        The fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and certain PUs, is determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

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

        See also Note 14, "Taxes Based on Income."

Recent Accounting Requirements

        In January 2016, the Financial Accounting Standards Board ("FASB") amended guidance to require all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). In addition, the amendments eliminate certain requirements regarding equity investments. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. We do not anticipate that adoption of this amended guidance will have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In November 2015, the FASB amended guidance to simplify the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early application permitted for all entities as of the beginning of an interim or annual reporting period. The amendments can be applied either (i) prospectively to all deferred tax liabilities and assets or (ii) retrospectively to all periods presented. We elected to early adopt this standard for our fiscal year 2015 prospectively. The amendments had no impact on our results of operations, cash flows, or disclosures.

        In July 2015, the FASB amended guidance to simplify the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those fiscal years. We do not anticipate that adoption of this amended guidance will have a significant impact on our results of operations, cash flows, or disclosures.

        In May 2015, the FASB amended guidance to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share (or its equivalent) practical expedient. Additionally, the amended guidance removes the requirement to make certain disclosures for all

36

Notes to Consolidated Financial Statements

investments that are eligible to be measured at fair value using the NAV per share practical expedient. We elected to early adopt this standard for our fiscal year 2015, which eliminated the requirement for us to categorize investments for which fair values are measured using the NAV per share in our consolidated financial statements. Refer to revised fair value disclosures in Note 6, "Pension and Other Postretirement Benefits."

        In April 2015, the FASB issued guidance about accounting for fees paid in a cloud computing arrangement. Examples of cloud computing arrangements include software as a service, platform as a service, infrastructure as a service, and other similar hosting arrangements. As clarified in the guidance, if a cloud computing arrangement includes a software license, the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. This guidance is effective for annual periods beginning after December 15, 2015, and interim periods within those fiscal years, and may be adopted prospectively or retrospectively. We do not anticipate that adoption of this guidance will have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In April 2015, the FASB revised guidance to allow employers with fiscal year-ends that do not coincide with a calendar month-end to make an accounting policy election to measure defined benefit plan assets and obligations as of the end of the calendar month closest to their fiscal year-end. Employers that make this election must apply the alternative measurement date to all defined benefit plans. The guidance also allows all employers to elect to remeasure defined plan assets and obligations in interim periods at the closest calendar month-end to an event that triggers the remeasurement. We elected to early adopt this standard prospectively for our fiscal year 2015. Refer to Note 6, "Pension and Other Postretirement Benefits."

        In April 2015, the FASB revised guidance on the presentation of debt issuance costs. Under this revised guidance, debt issuance costs should be presented in the balance sheet as a direct deduction from the carrying value of the associated debt, consistent with the presentation of a debt discount. In August 2015, this guidance was further revised to allow for debt issuance costs related to line-of-credit arrangements to be classified as assets and amortized ratably over the term of the arrangement. This revised guidance is effective for annual periods beginning after December 15, 2015, and interim periods within those fiscal years. We elected to early adopt this standard for our fiscal year 2015 retrospectively. The impact of this adoption is presented in "Prior Period Financial Statement Revision, Reclassifications, and Accounting Changes." We continue to present debt issuance costs related to our line-of-credit arrangements as "Other assets" in the Consolidated Balance Sheets, as allowed under the guidance.

        In January 2015, the FASB issued guidance on simplification of income statement classification by removing the concept of extraordinary items from GAAP. Items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The existing requirement to separately present items that are of an unusual nature or occur infrequently on a pre-tax basis within income from continuing operations has been retained and was expanded to include items that are both unusual and infrequent. These items may be presented in the income statement or disclosed in the footnotes to the financial statements. The guidance is effective for periods beginning after December 15, 2015. Early adoption is permitted, but only as of the beginning of the fiscal year of adoption. We do not expect that our adoption of this standard will have any impact on our financial position, results of operations, cash flows, or disclosures.

        In August 2014, the FASB issued a new standard that requires an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. Under this new standard, substantial doubt exists when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued. If applicable, certain disclosures are required, including management's plans to mitigate those relevant conditions or events to alleviate the substantial doubt. This standard is effective for annual periods and interim periods within those annual periods ending after December 15, 2016. Early adoption is permitted. We do not expect that adoption of this standard will have any impact on our financial position, results of operations, cash flows, or disclosures.

        In June 2014, the FASB revised guidance on share-based compensation awards that require a specific performance target to be achieved in order for the awards to vest. This revised guidance requires that a performance target that impacts vesting that can be achieved after the requisite service period be treated as a performance condition. As such, a performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that a performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The revised guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, and can be applied either (i) prospectively to all awards granted or modified after the effective date or (ii) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Early adoption is permitted. We do not anticipate that our adoption of this revised guidance will have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In May 2014, the FASB issued revised guidance on revenue recognition. This revised guidance provides a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This revised guidance will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. This revised guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This revised guidance is effective for fiscal years beginning after December 15, 2017, and interim

37 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

periods within those fiscal years, and can be applied retrospectively either to each prior reporting period presented or with the cumulative effect of adoption recognized at the date of initial application. Early adoption is permitted for fiscal periods beginning after December 15, 2016. Based on the information we have evaluated to date, we do not anticipate that the adoption of this revised guidance will have a significant impact on our financial position, results of operations, or cash flows.

NOTE 2. DISCONTINUED OPERATIONS, SALE OF PRODUCT LINE, AND SALE OF ASSETS

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

        At closing, we entered into a supply agreement pursuant to which CCL agreed to purchase certain pressure-sensitive label stock, adhesives and other base material products from us for up to six years after closing. While the supply agreement is expected to continue generating revenues and cash flows from the OCP and DES businesses, our continuing involvement in the OCP and DES operations is not expected to be significant to us as a whole.

        The operating results of the discontinued operations and loss on sale were as follows:

(In millions)	2015	2014	2013

Net sales	$–	$–	$380.4

Loss before taxes, including divestiture-related and restructuring charges	$–	$–	$(12.4)
Provision for income taxes	–	–	(.1)

Loss from discontinued operations, net of tax before loss on sale	–	–	(12.5)
(Loss) gain on sale before taxes	–	(3.3)	49.4
Tax (provision) benefit on sale	(.1)	1.1	(65.4)

Loss from discontinued operations, net of tax	$(.1)	$(2.2)	$(28.5)

        Loss from discontinued operations, net of tax, for 2015 included tax expense related to the completion of certain tax returns related to the sale of the OCP and DES businesses. The loss from discontinued operations, net of tax, for 2014 reflected costs related to the resolution of certain post-closing adjustments in the third quarter of 2014.

        The loss before taxes, including divestiture-related and restructuring charges, for 2013 included a curtailment gain associated with our postretirement health and welfare benefit plans, partially offset by divestiture-related costs. Refer to Note 6, "Pension and Other Postretirement Benefits," for information regarding the curtailment gain. The loss from discontinued operations, net of tax, reflected the elimination of certain corporate cost allocations. The income tax provision included in the net loss on sale reflected tax versus book basis differences, primarily associated with goodwill.

        Net sales from continuing operations to discontinued operations were $45.8 million during 2013. These sales have been included in "Net sales" in the Consolidated Statements of Income.

Sale of Product Line

        In May 2015, we sold certain assets and transferred certain liabilities associated with a product line in our Retail Branding and Information Solutions ("RBIS") reportable segment for $1.5 million. The pre-tax loss from the sale, when combined with exit costs related to the sale, totaled $8.5 million. The exit costs included $3.4 million of severance costs, of which $1.7 million had been paid as of January 2, 2016. In the first quarter of 2015, we recorded an impairment charge of approximately $2 million related to certain long-lived assets in this product line. This loss and these costs were included in "Other expense, net" in the Consolidated Statements of Income.

Sale of Assets

        In September 2014, we sold properties in Framingham, Massachusetts used primarily as the former headquarters of our RBIS business for $3.3 million, recognizing a pre-tax gain of $1.9 million. In April 2013, we sold the property and equipment of our former corporate headquarters in Pasadena, California for approximately $20 million, recognizing a pre-tax gain of $10.9 million. During 2013, we also completed the sale of certain property, plant and equipment in China for approximately $11 million, as well as the sale of a research facility located in Pasadena, California for approximately $5 million. These gains were recorded in "Other expense, net" in the Consolidated Statements of Income.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

        Results from our annual goodwill impairment test in the fourth quarter of 2015 indicated that no impairment occurred in 2015. The fair value of these assets was primarily based on Level 3 inputs.

        Changes in the net carrying amount of goodwill for 2015 and 2014 by reportable segment were as follows:

(In millions)	Pressure- sensitive Materials	Retail Branding and Information Solutions	Total

Goodwill as of December 28, 2013	$334.8	$423.7	$758.5
Translation adjustments	(28.2)	(8.7)	(36.9)

Goodwill as of January 3, 2015	306.6	415.0	721.6
Acquisition adjustments	–	(.4)	(.4)
Translation adjustments	(28.7)	(6.3)	(35.0)

Goodwill as of January 2, 2016	$277.9	$408.3	$686.2

38

Notes to Consolidated Financial Statements

        The carrying amounts of goodwill at January 2, 2016 and January 3, 2015 were net of accumulated impairment losses of $820 million, which were included in our RBIS reportable segment.

        There was no goodwill associated with our Vancive Medical Technologies reportable segment.

Indefinite-Lived Intangible Assets

        In the third quarter of 2014, we determined that there was a need to conduct an interim impairment test of our indefinite-lived intangible assets, consisting of certain trade names and trademarks. The factors considered included a shortfall in 2014 full-year projected revenue and a reduction in 2015 projected revenue associated with these assets. The interim impairment test indicated that the fair value of our indefinite-lived intangible assets was less than their carrying value, which resulted in a non-cash asset impairment charge of $3 million. This charge was recorded in "Other expense, net" in the Consolidated Statements of Income and included in our RBIS reportable segment. Results from our annual impairment test in the fourth quarter of 2014 indicated that no further impairment had occurred related to indefinite-lived intangible assets. The fair value of these assets was primarily based on Level 3 inputs.

        Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter of 2015 indicated that no impairment occurred in 2015.

        The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $7.8 million and $7.9 million at January 2, 2016 and January 3, 2015, respectively.

Finite-Lived Intangible Assets

        The following table sets forth our finite-lived intangible assets resulting from business acquisitions at January 2, 2016 and January 3, 2015, which continue to be amortized:

	2015			2014
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	$224.3	$193.9	$30.4	$228.9	$180.2	$48.7
Patents and other acquired technology	49.0	45.3	3.7	49.0	42.7	6.3
Trade names and trademarks	22.0	18.7	3.3	24.0	20.5	3.5
Other intangibles	11.8	11.2	.6	12.3	11.3	1.0

Total	$307.1	$269.1	$38.0	$314.2	$254.7	$59.5

        Amortization expense from continuing operations for finite-lived intangible assets resulting from business acquisitions was $20.5 million for 2015, $24.4 million for 2014, and $28.5 million for 2013.

        The estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

(In millions)	Estimated Amortization Expense

2016	$18.5
2017	9.8
2018	2.7
2019	1.7
2020	1.2

NOTE 4. DEBT AND CAPITAL LEASES

Short-Term Borrowings

        We had $28 million and $87 million of borrowings from commercial paper issuances outstanding (weighted-average interest rate of .7% and .4%, respectively) at January 2, 2016 and January 3, 2015, respectively.

Short-Term Credit Facilities

        In October 2014, we amended and restated our revolving credit facility (the "Revolver") with certain domestic and foreign banks, increasing the amount available thereunder from $675 million to $700 million. The amendment also extended the Revolver's maturity date from December 22, 2016 to October 3, 2019 and adjusted pricing to reflect favorable market conditions. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $325 million, subject to lender approval and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.

        No balances were outstanding under the Revolver as of January 2, 2016 or January 3, 2015. Commitment fees associated with the Revolver in 2015, 2014, and 2013 were $1.9 million, $1.3 million, and $1.4 million, respectively.

        In addition to the Revolver, we have significant short-term lines of credit available in various countries totaling approximately $300 million at January 2, 2016. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under our lines of credit were $65 million (weighted-average interest rate of 8.7%) and $111.6 million (weighted-average interest rate of 9.4%) at January 2, 2016 and January 3, 2015, respectively.

39 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

Long-Term Borrowings and Capital Leases

        Long-term debt, including its respective interest rates, and capital lease obligations at year-end consisted of the following:

(In millions)	2015	2014

Long-term debt and capital leases
Medium-term notes:
Series 1995 due 2020 through 2025	$44.9	$49.9
Long-term notes:
Senior notes due 2017 at 6.6%	249.4	248.9
Senior notes due 2020 at 5.4%	249.0	248.8
Senior notes due 2023 at 3.4%	248.2	247.9
Senior notes due 2033 at 6.0%	148.6	148.5
Capital leases	26.0	1.8
Less amount classified as current	(2.5)	(5.7)

Total long-term debt and capital leases (1)	$963.6	$940.1

(1)
Includes unamortized debt issuance cost and debt discount of $4.4 million and $.5 million as of year-end 2015 and $5.2 million and $.7 million as of year-end 2014, respectively.

        At year-end 2015, our medium-term notes have maturities from 2020 through 2025 and accrue interest at an average fixed rate of 7.5%.

        Maturities of long-term debt and capital lease payments for each of the next five fiscal years and thereafter are expected to be as follows:

Year	(In millions)

2016 (classified as current)	$3.7
2017	253.7
2018	3.7
2019	3.6
2020	268.3
2021 and thereafter	444.2

        The maturities of capital lease payments in the table above include $6.2 million of imputed interest, of which $1.2 million is expected to be paid in 2016.

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

        In May 2015, we extended and amended the lease on our Mentor, Ohio facility for an additional ten years. This facility is used primarily as the North American headquarters and research center of our Materials Group business. Because ownership of the facility transfers to us at the end of the lease term, it was accounted for as a capital lease. The carrying value of the lease at January 2, 2016 was approximately $25 million, of which approximately $23 million was included in "Long-term debt and capital leases" and approximately $2 million was included in "Short-term borrowings and current portion of long-term debt and capital leases" in the Consolidated Balance Sheets at January 2, 2016.

Other

        The Revolver contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. We were in compliance with our financial covenants as of January 2, 2016 and January 3, 2015.

        Our total interest costs from continuing operations in 2015, 2014, and 2013, were $63.5 million, $67.2 million and $64.2 million, respectively, of which $3 million, $3.9 million, and $3.3 million, respectively, were capitalized as part of the cost of assets.

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which include commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.08 billion at January 2, 2016 and $1.22 billion at January 3, 2015. Fair value amounts were determined primarily based on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 5. FINANCIAL INSTRUMENTS

        As of January 2, 2016, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $3.1 million and $1.11 billion, respectively.

        We recognize all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges and designate foreign exchange contracts on existing balance sheet items as fair value hedges.

        The following table provides the fair value and balance sheet locations of derivatives as of January 2, 2016:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$5.6	Other accrued liabilities	$4.5
Commodity contracts	Other current assets	–	Other accrued liabilities	.7

		$5.6		$5.2

40

Notes to Consolidated Financial Statements

        The following table provides the fair value and balance sheet locations of derivatives as of January 3, 2015:

	Asset		Liability
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Foreign exchange contracts	Other current assets	$10.3	Other accrued liabilities	$10.5
Commodity contracts	Other current assets	–	Other accrued liabilities	1.0
			Long-term retirement benefits and other liabilities	.2

		$10.3		$11.7

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

(In millions)	Location of Net Gains (Losses) in Income	2015	2014	2013

Foreign exchange contracts	Cost of products sold	$2.9	$(1.6)	$2.3
Foreign exchange contracts	Marketing, general and administrative expense	2.9	(43.3)	(35.9)

		$5.8	$(44.9)	$(33.6)

Cash Flow Hedges

        For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of "Accumulated other comprehensive loss" and reclassified into earnings in the same period(s) during which the hedged transaction impacts earnings. Gains and losses on the derivatives, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings.

        Gains (losses) recognized in "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2015	2014	2013

Foreign exchange contracts	$(.1)	$1.3	$1.1
Commodity contracts	(.7)	(1.2)	(.1)

	$(.8)	$.1	$1.0

        The amount of gain or loss recognized in income related to the ineffective portion of, and the amount excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments were not material in 2015, 2014 or 2013.

        As of January 2, 2016, we expect a net loss of approximately $2 million to be reclassified from "Accumulated other comprehensive loss" to earnings within the next 12 months.

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

        We are also obligated to pay unfunded termination indemnity benefits to certain employees outside of the U.S., which are subject to applicable agreements, laws and regulations. We have not incurred significant costs related to these benefits, and therefore, no related costs are included in the disclosures below.

        In December 2015, we offered eligible former employees who are vested participants in our Avery Dennison Pension Plan ("ADPP") the opportunity to receive their benefits immediately as either a lump-sum payment or an annuity, rather than waiting until they are retirement eligible under the terms of the plan. Payments associated with this offer are expected to be made out of existing plan assets during the first half of 2016. No additional contributions to the plan are required to complete the offering.

        Employees who participated in the ADPP, between December 1, 1986 and November 30, 1997, may also have had a benefit in a Stock Holding and Retirement Enhancement Account ("SHARE Account") associated with our defined contribution plan. The ADPP is a floor offset plan that coordinated the amount of projected benefit obligation to an eligible participant with his or her SHARE Account such that the total benefit payable to an eligible participant would equal the greater of the value of the participant's benefit from the ADPP or the value of the participant's SHARE Account. Lower than expected asset returns on the participant balances in the SHARE Account could have increased the projected benefit obligation under the ADPP. In the fourth quarter of 2013, we amended our plan documents to require participants to make an early election either to (a) receive their assets in the SHARE Account as a distribution, in which case their retirement benefit under the ADPP would be offset by the annuity equivalent of these assets, or (b) transfer their SHARE Account assets to the ADPP and receive the full ADPP retirement benefit in annuity form, rather than wait to make such election upon termination of employment. The amendment resulted in an actuarial loss of approximately $20 million to the ADPP in 2013. By October 2014, all participants with a SHARE Account completed their elections and the existing SHARE Accounts were terminated, resulting in our recording an additional actuarial loss of $12 million. These actuarial losses are subject to future amortization.

41 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

Plan Assets

        Our investment management of the ADPP assets utilizes a liability driven investment (LDI) strategy. Under an LDI strategy, the assets are invested in a diversified portfolio that is split into two sub-portfolios: a growth portfolio and a liability hedging portfolio. The growth portfolio consists primarily of equity and high-yield fixed income securities. The liability hedging portfolio consists primarily of investment grade fixed income securities and cash, and is intended, over time, to more closely match the liabilities of the plan. The investment objective of the portfolio is to improve the funded status of the plan; as funded status reaches certain trigger points, the portfolio moves to a more conservative asset allocation by increasing the allocation to the liability hedging portfolio. The current target allocation is 51% in the growth portfolio and 49% in the liability hedging portfolio, subject to periodic fluctuations due to market movements. The plan assets are diversified across asset classes, striving to balance risk and return within the limits of prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended. Because many of the pension liabilities are long-term, the investment horizon is also long-term, but the investment plan must also ensure adequate near-term liquidity to fund benefit payments.

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

Fair Value Measurements

        The following is a description of the valuation methodologies used for assets measured at fair value:

        Cash is valued at nominal value. Mutual funds are valued at fair value as determined by quoted market prices, based upon the NAV of shares held by the plans at year-end. Pooled funds are structured as collective trusts, are not publicly traded, and are valued by calculating NAV per unit based on the NAV of the underlying funds/trusts as a practical expedient for fair value of the pooled funds. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus or minus investment returns and changes in cash flows.

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

        Effective January 2, 2016, we adopted new accounting guidance for investments that are valued based on NAV per share (or its equivalent). As a result of the adoption of this new guidance, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be classified in the fair value hierarchy. The guidance was required to be applied retrospectively, and accordingly, prior period amounts have been revised to conform to the current period presentation.

        The following table sets forth, by level within the fair value hierarchy (as applicable), U.S. plan assets (all in the ADPP) at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

2015
Cash	$–	$–	$–	$–
Pooled funds – liability hedging portfolio (1)	335.9
Pooled funds – growth portfolio (1)	368.9
Other assets (2)	.1

Total U.S. plan assets	$704.9

2014
Cash	$1.3	$1.3	$–	$–
Pooled funds – liability hedging portfolio (1)	371.5
Pooled funds – growth portfolio (1)	406.0
Other assets (2)	.1

Total U.S. plan assets	$778.9

(1)
Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total U.S. plan assets.
(2)
Includes accrued recoverable taxes.
42

Notes to Consolidated Financial Statements

        The following table sets forth, by level within the fair value hierarchy (as applicable), international plan assets at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

2015
Cash	$.8	$.8	$–	$–
Insurance contracts	21.4	–	–	21.4
Pooled funds – fixed income securities (1)	275.7
Pooled funds – equity securities (1)	218.1
Pooled funds – other investments (1)	36.1

Total international plan assets at fair value	$552.1

2014
Cash	$.6	$.6	$–	$–
Mutual funds	.3	.3	–	–
Insurance contracts	24.6	–	–	24.6
Pooled funds – fixed income securities (1)	328.4
Pooled funds – equity securities (1)	230.7
Pooled funds – other investments (1)	33.5

Total international plan assets at fair value	$618.1

(1)
Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total international plan assets.

        The following table presents a reconciliation of Level 3 international plan assets held during the year ended January 2, 2016:

Level 3 Assets
(In millions)	Insurance Contracts

Balance at January 3, 2015	$24.6
Net realized and unrealized gain	.4
Purchases	2.3
Settlements	(4.6)
Impact of changes in foreign currency exchange rates	(1.3)

Balance at January 2, 2016	$21.4

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

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and the mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness.

Healthcare Cost Trend Rate

        Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2016. This rate is expected to decrease to approximately 5% by 2018.

        A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One-percentage-point Increase	One-percentage-point Decrease

Effect on total of service and interest cost components	$.01	$(.01)
Effect on postretirement benefit obligations	.4	(.3)

43 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

Plan Balance Sheet Reconciliations

        The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits				U.S. Postretirement Health Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in projected benefit obligations
Projected benefit obligations at beginning of year	$1,161.1	$737.1	$1,004.8	$642.8	$8.0	$9.1
Service cost	.4	13.8	.4	12.9	–	–
Interest cost	45.8	17.3	47.9	23.8	.2	.3
Participant contribution	–	3.1	–	4.0	.8	1.1
Amendments (1)	–	(.7)	–	(7.2)	–	–
Actuarial (gain) loss	(58.3)	(1.4)	145.6	166.1	(1.4)	.3
Plan transfers (2)	–	2.5	21.4	–	–	–
Benefits paid	(60.1)	(19.0)	(59.0)	(22.3)	(1.7)	(2.8)
Curtailments	–	(2.7)	–	(7.6)	–	–
Settlements	–	(13.3)	–	(2.2)	–	–
Foreign currency translation	–	(62.0)	–	(73.2)	–	–

Projected benefit obligations at end of year	$1,088.9	$674.7	$1,161.1	$737.1	$5.9	$8.0

Accumulated benefit obligations at end of year	$1,088.9	$625.4	$1,161.1	$693.9

(1)
Amendments to international plans in 2014 related to our plans in the Netherlands, U.K. and France.
(2)
Plan transfers in 2014 for the U.S. plans represented transfers from participant SHARE Accounts.

Plan Assets

	Pension Benefits				U.S. Postretirement Health Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in plan assets
Plan assets at beginning of year	$778.9	$618.1	$747.4	$566.6	$–	$–
Actual return on plan assets	(28.3)	(7.4)	52.9	117.9	–	–
Plan transfers (1)	–	(.3)	21.4	–	–	–
Employer contributions	14.4	14.3	16.2	16.0	.9	1.7
Participant contributions	–	3.1	–	4.0	.8	1.1
Benefits paid	(60.1)	(19.0)	(59.0)	(22.3)	(1.7)	(2.8)
Settlements	–	(4.6)	–	(2.2)	–	–
Foreign currency translation	–	(52.1)	–	(61.9)	–	–

Plan assets at end of year	$704.9	$552.1	$778.9	$618.1	$–	$–

(1)
Plan transfers in 2014 for the U.S. plans represented transfers from participant SHARE Accounts.

Funded Status

	Pension Benefits				U.S. Postretirement Health Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int'l	U.S.	Int'l

Funded status of the plans
Other assets	$–	$–	$–	$20.0	$–	$–
Other accrued liabilities	(13.4)	(2.2)	(14.4)	(2.5)	(1.2)	(1.6)
Long-term retirement benefits and other liabilities (1)	(370.6)	(120.4)	(367.8)	(136.5)	(4.7)	(6.4)

Plan assets less than benefit obligations	$(384.0)	$(122.6)	$(382.2)	$(119.0)	$(5.9)	$(8.0)

(1)
Per our funding strategy, we have the option to fund certain of these liabilities with proceeds from our corporate-owned life insurance policies.
44

Notes to Consolidated Financial Statements

	Pension Benefits						U.S. Postretirement Health Benefits
	2015		2014		2013		2015	2014	2013
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used to determine year-end benefit obligations
Discount rate	4.55%	2.95%	4.00%	2.54%	4.85%	3.88%	4.13%	3.50%	3.45%
Compensation rate increase	–	2.21	–	2.22	–	2.24	–	–	–

        For U.S. and international plans combined, the projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1.77 billion and $1.26 billion, respectively, at year-end 2015 and $1.53 billion and $997.5 million, respectively, at year-end 2014.

        For U.S. and international plans combined, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.38 billion and $910.9 million, respectively, at year-end 2015 and $1.49 billion and $997.3 million, respectively, at year-end 2014.

Accumulated Other Comprehensive Loss

        The following table sets forth the pre-tax amounts recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

	Pension Benefits				U.S. Postretirement Health Benefits
	2015		2014		2015	2014
(In millions)	U.S.	Int'l	U.S.	Int'l

Net actuarial loss	$585.5	$171.9	$584.4	$174.8	$20.4	$24.1
Prior service cost (credit)	18.7	(4.9)	19.9	(5.3)	(19.6)	(22.9)
Net transition obligation	–	.3	–	.4	–	–

Net amount recognized in accumulated other comprehensive loss	$604.2	$167.3	$604.3	$169.9	$.8	$1.2

        The following table sets forth the pre-tax amounts, including those of discontinued operations, recognized in "Other comprehensive loss (income)":

	Pension Benefits						U.S. Postretirement Health Benefits
	2015		2014		2013		2015	2014	2013
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Net actuarial loss (gain)	$21.1	$11.3	$135.6	$51.3	$(101.8)	$6.1	$(1.4)	$.3	$(.9)
Prior service (credit) cost	–	(.7)	–	(7.3)	19.9	–	–	–	–
Amortization of unrecognized:
Net actuarial loss	(20.0)	(9.4)	(16.2)	(5.2)	(19.5)	(8.2)	(2.2)	(2.8)	(2.5)
Prior service (cost) credit	(1.2)	.3	(1.2)	(.4)	(.3)	(.5)	3.3	3.3	4.1
Net transition asset	–	–	–	–	–	.1	–	–	–
Curtailments	–	.2	–	(.6)	(.9)	1.5	–	–	13.1
Settlements	–	(4.3)	(.6)	(.4)	–	(1.2)	–	–	–

Net amount recognized in other comprehensive (income) loss	$(.1)	$(2.6)	$117.6	$37.4	$(102.6)	$(2.2)	$(.3)	$.8	$13.8

45 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

Plan Income Statement Reconciliations

        The following table sets forth the components of net periodic benefit cost, which are recorded in income from continuing operations, for our defined benefit plans:

	Pension Benefits						U.S. Postretirement Health Benefits
	2015		2014		2013		2015	2014	2013
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S	Int'l

Service cost	$.4	$13.8	$.4	$12.9	$.4	$13.0	$–	$–	$–
Interest cost	45.8	17.3	47.9	23.8	42.8	23.3	.3	.3	.3
Actuarial loss (gain)	.4	–	4.0	–	(3.8)	–	–	–	–
Expected return on plan assets	(51.5)	(21.5)	(51.9)	(26.0)	(48.1)	(22.6)	–	–	–
Amortization of actuarial loss	20.0	9.4	16.2	5.2	19.5	6.3	2.2	2.8	2.5
Amortization of prior service cost (credit)	1.2	(.3)	1.2	.4	.3	.5	(3.3)	(3.3)	(4.1)
Amortization of transition asset	–	–	–	–	–	(.1)	–	–	–
Recognized (gain) loss on curtailments (1)	–	(.2)	–	.6	–	(1.5)	–	–	–
Recognized loss on settlements (2)	–	4.3	.6	.4	–	.5	–	–	–

Net periodic benefit cost (credit)	$16.3	$22.8	$18.4	$17.3	$11.1	$19.4	$(.8)	$(.2)	$(1.3)

(1)
Recognized gain on curtailment in 2015 and loss on curtailment in 2014 related to a pension plan in the Netherlands. Recognized gain on curtailment in 2013 related to a pension plan in Taiwan. These amounts were recorded in "Other expense, net" in the Consolidated Statements of Income.
(2)
Recognized loss on settlement related to pension plans in Germany and France as a result of the sale of a product line in our RBIS reportable segment in 2015, and settlement events in Switzerland in 2015 and 2014. The losses on settlements were recorded in "Other expense, net" in Consolidated Statements of Income.

        In 2013, in connection with the sale of our former OCP and DES businesses, we recognized a curtailment gain of $13.1 million associated with our U.S. postretirement health benefit plan, partially offset by curtailment and settlement losses of $10.4 million associated with certain U.S. pension plans. The net gain of $2.7 million was recorded in "Income (loss) from discontinued operations, net of tax" in the Consolidated Statements of Income. Refer to Note 2, "Discontinued Operations, Sale of Product Line, and Sale of Assets," for more information on the sale.

        The following table sets forth the weighted-average assumptions used to determine net periodic cost:

	Pension Benefits						U.S. Postretirement Health Benefits
	2015		2014		2013		2015	2014	2013
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Discount rate	4.00%	2.54%	4.85%	3.88%	4.00%	3.94%	3.50%	3.45%	2.85%
Expected return on assets	7.50	4.27	7.75	4.82	8.00	4.78	–	–	–
Compensation rate increase	–	2.22	–	2.24	–	2.24	–	–	–

Plan Contributions

        We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. The following table sets forth expected contributions during 2016:

(In millions)

U.S.	$3.7
Int'l	13.6
U.S. postretirement health benefits	1.2

Future Benefit Payments

        Anticipated future benefit payments, which reflect expected service periods for eligible participants, were as follows:

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int'l

2016	$60.4	$17.3	$1.2
2017	62.6	16.8	.8
2018	81.8	18.1	.6
2019	60.6	18.8	.5
2020	61.0	19.3	.4
2021 - 2024	319.5	114.5	1.5

46

Notes to Consolidated Financial Statements

Estimated Amortization Amounts in Accumulated Other Comprehensive Loss

        Our estimates of fiscal year 2016 amortization of amounts included in "Accumulated other comprehensive loss" were as follows:

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int'l

Net actuarial loss	$17.3	$7.1	$1.9
Prior service cost (credit)	1.2	(.3)	(3.3)
Net transition obligation	–	.1	–

Net loss (gain) to be recognized	$18.5	$6.9	$(1.4)

Defined Contribution Plans

        We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan for our U.S. employees.

        We recognized expense from continuing operations of $20.2 million, $19.4 million, and $21 million in 2015, 2014, and 2013, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

        We have deferred compensation plans which permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end 2015 and 2014, we had accrued $77.9 million and $86 million, respectively, for our obligations under these plans. As of year-end 2015 and 2014, our deferred compensation obligations were secured by standby letters of credit of $1 million and $2.5 million, respectively. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

        Our Directors Deferred Equity Compensation Plan allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our stock option and incentive plan. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable payable date. A director's DSUs are converted into shares of our common stock upon his or her resignation or retirement. Approximately .1 million DSUs were outstanding as of year-end 2015 and 2014, with an aggregate value of $8 million and $6.1 million, respectively.

        We hold corporate-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, included in "Other assets" in the Consolidated Balance Sheets, were $227.1 million and $226.9 million at year-end 2015 and 2014, respectively.

NOTE 7. COMMITMENTS

Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more are as follows:

Year	(In millions)

2016	$43.1
2017	27.9
2018	19.0
2019	13.9
2020	9.9
2021 and thereafter	29.2

Total minimum lease payments	$143.0

        Rent expense for operating leases from continuing operations was approximately $58 million in 2015, $67 million in 2014, and $70 million in 2013. Operating leases primarily relate to office and warehouse space and equipment for information technology, machinery, and transportation. The terms of these leases do not impose significant restrictions or unusual obligations.

        Refer to Note 4, "Debt and Capital Leases," for information on capital lease obligations.

NOTE 8. CONTINGENCIES

Legal Proceedings

        We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. We have accrued liabilities for matters where it is probable that a loss will be incurred and the amount of loss can be reasonably estimated. Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental

        Environmental expenditures are generally expensed. However, environmental expenditures for newly acquired assets and those which extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset. We review our estimates of costs of compliance with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party ("PRP"). When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate

47 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. Potential insurance reimbursements are not offset against potential liabilities, and such liabilities are not discounted.

        As of January 2, 2016, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a PRP at thirteen waste disposal or waste recycling sites, which are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of the sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.

        We have accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites would be addressed as they arise; until then, a range of expenses for such remediation cannot be determined.

        The activity in 2015 and 2014 related to environmental liabilities was as follows:

(In millions)	2015	2014

Balance at beginning of year	$26.2	$29.6
Charges (reversals), net	1.2	1.7
Payments	(9.7)	(5.1)

Balance at end of year	$17.7	$26.2

        As of January 2, 2016 and January 3, 2015, approximately $7 million and $10 million of the balance was classified as short-term and included in "Other accrued liabilities" in the Consolidated Balance Sheets, respectively.

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of January 2, 2016:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$17.9	$11.3	$6.6	$–
Derivative assets	5.6	–	5.6	–
Bank drafts	24.8	24.8	–	–
Liabilities
Derivative liabilities	$5.2	$.7	$4.5	$–

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of January 3, 2015:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$17.9	$7.6	$10.3	$–
Derivative assets	10.3	–	10.3	–
Bank drafts	19.8	19.8	–	–
Liabilities
Derivative liabilities	$11.7	$1.2	$10.5	$–

48

Notes to Consolidated Financial Statements

        Trading securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of January 2, 2016, trading securities of $.3 million and $17.6 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of January 3, 2015, trading securities of $.8 million and $17.1 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than 90 days) are valued at face value due to the short-term nature of these instruments and were included in "Other current assets" in the Consolidated Balance Sheets.

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

NOTE 10. NET INCOME PER COMMON SHARE

        Net income per common share was computed as follows:

(In millions, except per share amounts)		2015	2014	2013

(A)	Income from continuing operations	$274.4	$247.3	$241.7
(B)	Loss from discontinued operations, net of tax	(.1)	(2.2)	(28.5)

(C)	Net income available to common shareholders	$274.3	$245.1	$213.2

(D)	Weighted average number of common shares outstanding	91.0	93.8	98.4
	Dilutive shares (additional common shares issuable under stock-based awards)	1.9	1.9	1.7

(E)	Weighted average number of common shares outstanding, assuming dilution	92.9	95.7	100.1

Net income (loss) per common share:
Continuing operations (A) ÷ (D)		$3.01	$2.64	$2.46
Discontinued operations (B) ÷ (D)		–	(.03)	(.29)

Net income per common share (C) ÷ (D)		$3.01	$2.61	$2.17

Net income (loss) per common share, assuming dilution:
Continuing operations (A) ÷ (E)		$2.95	$2.58	$2.41
Discontinued operations (B) ÷ (E)		–	(.02)	(.28)

Net income per common share, assuming dilution (C) ÷ (E)		$2.95	$2.56	$2.13

        Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation totaled approximately 1 million shares in 2015, 3 million shares in 2014, and 7 million shares in 2013.

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

        Our Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which none are outstanding), with respect to which our Board of Directors ("Board") may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

        From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our stock option and incentive plan or used for other corporate purposes. In 2015, we repurchased approximately 3.9 million shares of our common stock at an aggregate cost of $232.3 million.

        On December 4, 2014, our Board authorized the repurchase of shares of our common stock in the aggregate amount of up to $500 million (exclusive of any fees, commissions or other expenses related to such purchases), in addition to any outstanding shares under any previous Board authorization. This authorization is the only one currently in effect and will remain in effect until the shares authorized thereby have been repurchased.

        As of January 2, 2016, shares of our common stock in the aggregate amount of approximately $367 million remained authorized for repurchase under this Board authorization.

Treasury Shares Reissuance

        We fund a portion of our employee-related expenses using shares of our common stock held in treasury. We elected to record net gains or losses associated with our use of treasury shares to retained earnings.

Comprehensive Income

        The changes in "Accumulated other comprehensive loss" (net of tax) for 2015 and 2014 were as follows:

(In millions)	Foreign Currency Translation	Pension and Other Postretirement Benefits	Cash Flow Hedges	Total

Balance as of December 28, 2013	$129.9	$(417.3)	$(1.0)	$(288.4)
Other comprehensive (loss) income before reclassifications, net of tax	(149.8)	(125.2)	.1	(274.9)
Reclassifications to net income, net of tax	–	16.9	.9	17.8

Net current-period other comprehensive (loss) income, net of tax	(149.8)	(108.3)	1.0	(257.1)

Balance as of January 3, 2015	(19.9)	(525.6)	–	(545.5)
Other comprehensive loss before reclassifications, net of tax	(139.0)	(18.9)	(.5)	(158.4)
Reclassifications to net income, net of tax	–	22.9	(2.0)	20.9

Net current-period other comprehensive (loss) income, net of tax	(139.0)	4.0	(2.5)	(137.5)

Balance as of January 2, 2016	$(158.9)	$(521.6)	$(2.5)	$(683.0)

49 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

        The amounts reclassified from "Accumulated other comprehensive loss" to increase (decrease) income from continuing operations were as follows:

(In millions)	2015	2014	2013	Affected Line Item in the Statements Where Net Income is Presented

Cash flow hedges:
Foreign exchange contracts	$3.9	$(1.2)	$.6	Cost of products sold
Commodity contracts	(1.3)	.1	(1.2)	Cost of products sold
Interest rate contracts	(.1)	(.1)	(.1)	Interest expense

	2.5	(1.2)	(.7)	Total before tax
	(.5)	.3	.2	Provision for income taxes

	2.0	(.9)	(.5)	Net of tax
Pension and other postretirement benefits (1)	(33.3)	(24.1)	(25.3)
	10.4	7.2	8.6	Provision for income taxes

	(22.9)	(16.9)	(16.7)	Net of tax

Total reclassifications for the period	$(20.9)	$(17.8)	$(17.2)	Total, net of tax

(1)
See Note 6, "Pension and Other Postretirement Benefits," for more information.

        During 2013, we reclassified $6.4 million (net of tax) from "Accumulated other comprehensive loss" to "Loss from discontinued operations, net of tax," related to a net gain from curtailment in our domestic defined benefit plans and settlements from certain international pension plans as a result of the sale of the OCP and DES businesses. Refer to Note 6, "Pension and Other Postretirement Benefits," for more information.

        Additionally, during 2013, we recognized $10.8 million (net of tax) of currency translation loss from "Accumulated other comprehensive loss" to "Loss from discontinued operations, net of tax" as a result of the sale of the OCP and DES businesses.

        The following table sets forth the income tax (benefit) expense allocated to each component of other comprehensive (loss) income:

(In millions)	2015	2014	2013

Pension and other postretirement benefits:
Net (loss) gain recognized from actuarial gain/loss and prior service cost/credit	$(11.4)	$(54.7)	$28.6
Reclassifications to net income	10.4	7.2	4.7
Cash flow hedges:
(Losses) gains recognized on cash flow hedges	(.3)	.1	.2
Reclassifications to net income	(.5)	.3	.1

Income tax (benefit) expense related to items of other comprehensive (loss) income	$(1.8)	$(47.1)	$33.6

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

        Stock-based compensation expense from continuing operations and the total related recognized tax benefit were as follows:

(In millions)	2015	2014	2013

Stock-based compensation expense	$26.3	$28.3	$32.3
Tax benefit	8.2	10.5	10.8

        This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

        As of January 2, 2016, we had approximately $27 million of unrecognized compensation expense from continuing operations related to unvested stock-based awards, which is expected to be recognized over the remaining weighted-average requisite service period of approximately two years.

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

        No stock options were granted during 2015 and 2014. The weighted-average grant date fair value per share for stock options was $6.97 in 2013.

        The underlying weighted-average assumptions used were as follows:

2013

Risk-free interest rate	1.04%
Expected stock price volatility	27.17%
Expected dividend yield	3.40%
Expected option term	6.2 years

50

Notes to Consolidated Financial Statements

        The following table sets forth stock option information related to our stock option and incentive plan during 2015:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in millions)

Outstanding at January 3, 2015	5,178.6	$44.08	3.95	$54.6
Exercised	(2,493.4)	41.71
Forfeited or expired	(315.3)	53.66

Outstanding at January 2, 2016	2,369.9	$45.30	3.68	$43.8
Options vested and expected to vest at January 2, 2016	2,365.7	45.33	3.68	43.7
Options exercisable at January 2, 2016	2,189.0	$46.52	3.48	$38.0

        The total intrinsic value of stock options exercised was $43.3 million in 2015, $15.4 million in 2014, and $26.1 million in 2013. We received approximately $104 million in 2015, $34.2 million in 2014, and $44.8 million in 2013 from the exercise of stock options. The tax benefit associated with these exercised options was $15.6 million in 2015, $5.3 million in 2014, and $8.5 million in 2013. The intrinsic value of a stock option is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Performance Units ("PUs")

        PUs are performance-based awards granted under our stock option and incentive plan to eligible employees. PUs are payable in shares of our common stock at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based upon the probability of the achievement of the performance objectives established for the award. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant. The weighted-average grant date fair value for PUs was $51.37, $47.85, and $52.93 in 2015, 2014, and 2013, respectively.

        The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted- average grant-date fair value

Unvested at January 3, 2015	689.9	$40.16
Granted at target	164.5	51.37
Adjustment for above-target performance (1)	23.1	34.43
Vested	(355.0)	34.36
Forfeited/cancelled	(75.4)	45.52

Unvested at January 2, 2016	447.1	$47.63

(1)
Reflects awards granted in excess of target as a result of our achieving above-target performance for the 2012-2014 performance period.

        The fair value of vested PUs was $12.2 million in 2015 and $9.8 million in 2013. In 2014, PUs granted during 2011 were cancelled as the performance objective was not met as of the end of the three-year performance period.

Market-Leveraged Stock Units ("MSUs")

        In 2013, we began granting performance-based MSUs under our stock option and incentive plan to eligible employees. These units vest ratably over a four-year period provided that the performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting. The number of MSU shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted-average grant date fair value for MSUs was $56.46, $52.76, and $51.40 in 2015, 2014, and 2013, respectively.

        The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted- average grant-date fair value

Unvested at January 3, 2015	551.8	$52.18
Granted at target	329.4	56.46
Adjustment for above-target performance (1)	47.6	51.58
Vested	(195.4)	50.15
Forfeited/cancelled	(127.3)	54.28

Unvested at January 2, 2016	606.1	$55.04

(1)
Reflects adjustment as a result of achieving above-target performance for vesting of the tranches paid out in 2015.

        The fair value of vested MSUs was $9.8 million in 2015 and $5.6 million in 2014.

Restricted Stock Units ("RSUs")

        RSUs are service-based awards granted under our stock option and incentive plan to eligible employees that generally vest ratably over a period of three years for non-employee directors and four years for employees provided that directorship or employment continues through the applicable vesting date. If the condition is not met, unvested RSUs are generally forfeited. The weighted-average grant date fair value for RSUs was $53.29, $45.91, and $38.72 in 2015, 2014, and 2013, respectively.

51 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

        The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted- average grant-date fair value

Unvested at January 3, 2015	388.0	$32.70
Granted	128.3	53.29
Vested	(243.7)	34.37
Forfeited/cancelled	(58.0)	40.79

Unvested at January 2, 2016	214.6	$40.96

        The fair value of vested RSUs was $8.4 million, $9.5 million, and $15.9 million in 2015, 2014, and 2013, respectively.

Cash Awards

Long-Term Incentive Units ("LTI Units")

        LTI Units are granted under our long-term incentive unit plan to eligible employees. LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI Units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.

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

        The compensation expense from continuing operations related to LTI Units was $27.1 million in 2015, $17.8 million in 2014, and $10.3 million in 2013. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to these units was $8.6 million in 2015, $5.7 million in 2014, and $3.2 million in 2013.

NOTE 13. COST REDUCTION ACTIONS

Restructuring Charges

        We have compensation plans that provide eligible employees with severance in the event of an involuntary termination due to qualifying cost reduction actions. We calculate severance using the benefit formula under the plans. Accordingly, we record provisions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable. In the absence of a plan or established local practice for overseas jurisdictions, liabilities for restructuring charges are recognized when incurred.

2015/2016 Actions

        In 2015, we recorded $26.1 million in restructuring charges, net of reversals, related to restructuring actions initiated during the third quarter of 2015 ("2015/2016 Actions"), which we expect to continue through 2016. These charges consisted of severance and related costs for the reduction of approximately 430 positions, lease cancellation costs, and asset impairment charges.

        No employees impacted by our 2015/2016 Actions taken through January 2, 2016 remained employed with us as of such date. We expect charges and payments related to these actions to be substantially completed in 2016.

2014/2015 Actions

        In 2015, we recorded $33.4 million in restructuring charges, net of reversals, related to restructuring actions we initiated in 2014 that continued through the second quarter of 2015 ("2014/2015 Actions"). These charges consisted of severance and related costs for the reduction of approximately 605 positions, lease cancellation costs, and asset impairment charges.

        In 2014, we recorded $66.5 million in restructuring charges, net of reversals, related to our 2014/2015 Actions. These charges consisted of severance and related costs for the reduction of approximately 1,420 positions, lease cancellation costs, and asset impairment charges.

        Approximately 125 employees impacted by our 2014/2015 Actions remained employed with us as of January 2, 2016. We expect charges and payments related to these actions to be substantially completed in 2016.

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

        Accruals for severance and related costs and lease and other contract cancellation costs were included in "Other accrued liabilities" in the Consolidated Balance Sheets. Asset impairment charges were based on the estimated market value of the assets. Restructuring charges in continuing operations were included in "Other expense, net" in the Consolidated Statements of Income.

52

Notes to Consolidated Financial Statements

        During 2015, restructuring charges and payments were as follows:

(In millions)	Accrual at January 3, 2015	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at January 2, 2016

2015/2016 Actions
Severance and related costs	$–	$22.7	$(14.3)	$–	$–	$8.4
Asset impairment charges	–	2.9	–	(2.9)	–	–
Lease cancellation costs	–	.5	(.3)	–	–	.2
2014/2015 Actions
Severance and related costs	16.8	29.8	(40.9)	–	(.9)	4.8
Asset impairment charges	–	3.3	–	(3.3)	–	–
Lease cancellation costs	.1	.3	(.4)	–	–	–
2012 Program
Severance and related costs	.8	–	–	–	(.1)	.7

Total	$17.7	$59.5	$(55.9)	$(6.2)	$(1.0)	$14.1

        During 2014, restructuring charges and payments were as follows:

(In millions)	Accrual at December 28, 2013	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at January 3, 2015

2014/2015 Actions
Severance and related costs	$–	$55.1	$(35.6)	$–	$(2.7)	$16.8
Asset impairment charges	–	10.8	–	(10.8)	–	–
Lease cancellation costs	–	.6	(.5)	–	–	.1
2012 Program
Severance and related costs	6.6	(.4)	(5.2)	–	(.2)	.8
Lease and other contract cancellation costs	.2	–	(.2)	–	–	–

Total	$6.8	$66.1	$(41.5)	$(10.8)	$(2.9)	$17.7

        Restructuring charges incurred by reportable segment and Corporate were as follows:

(In millions)	2015	2014	2013

Restructuring charges by reportable segment and Corporate
Pressure-sensitive Materials	$17.8	$40.2	$10.8
Retail Branding and Information Solutions	35.9	21.3	28.5
Vancive Medical Technologies	3.6	4.2	.1
Corporate	2.2	.4	.9

Total	$59.5	$66.1	$40.3

NOTE 14. TAXES BASED ON INCOME

Taxes based on income (loss) were as follows:

(In millions)	2015	2014	2013

Current:
U.S. federal tax	$26.4	$14.5	$1.9
State taxes	(.1)	(.2)	.3
International taxes	92.7	116.0	114.0

	119.0	130.3	116.2

Deferred:
U.S. federal tax	6.3	(16.1)	(11.1)
State taxes	.5	1.9	7.4
International taxes	8.7	(2.6)	11.8

	15.5	(16.8)	8.1

Provision for income taxes	$134.5	$113.5	$124.3

53 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

        The principal items accounting for the difference between taxes computed at the U.S. statutory rate and taxes recorded were as follows:

(In millions)	2015	2014	2013

Computed tax at 35% of income before taxes	$143.1	$126.2	$128.1
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	1.3	1.4	2.4
Foreign earnings taxed at different rates (1)	(7.5)	(14.9)	(12.6)
Valuation allowance	.9	9.9	1.8
Corporate-owned life insurance	(1.9)	(4.2)	(6.9)
U.S. federal research and development tax credits	(2.6)	(1.6)	(7.0)
Tax contingencies and audit settlements	5.1	(1.5)	21.9
Other items, net	(3.9)	(1.8)	(3.4)

Provision for income taxes	$134.5	$113.5	$124.3

(1)
Included foreign earnings taxed in the U.S., net of credits, for all years.

        Income (loss) from continuing operations before taxes from our U.S. and international operations was as follows:

(In millions)	2015	2014	2013

U.S.	$33.9	$(.1)	$(33.3)
International	375.0	360.9	399.3

Income from continuing operations before taxes	$408.9	$360.8	$366.0

        The effective tax rate for continuing operations was 32.9%, 31.5%, and 34% for fiscal years 2015, 2014, and 2013, respectively.

        The 2015 effective tax rate for continuing operations included the following: tax expense of $20 million associated with the tax cost to repatriate non-permanently reinvested 2015 earnings of certain foreign subsidiaries; tax benefits for changes in certain tax reserves, including interest and penalties, of $5.8 million resulting from settlements of audits and $8.2 million resulting from lapses and statute expirations; and a tax benefit of $2.6 million from the extension of the federal research and development credit.

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

        The 2013 effective tax rate for continuing operations reflected $11 million of benefit from adjustments to federal income tax, primarily due to the enactment of the American Taxpayer Relief Act of 2012 ("ATRA"), and $24.9 million of net expense related to changes in certain tax reserves and valuation allowances. Additionally, the effective tax rate for 2013 reflected a benefit of $11.2 million from favorable tax rates on certain earnings from our operations in lower-tax jurisdictions throughout the world, offset by $12.1 million of expense related to the accrual of U.S. taxes on certain foreign earnings.

        On December 18, 2015, the Protecting Americans from Tax Hikes Act of 2015 ("PATH Act") was enacted, which included a provision making permanent the federal research and development credit for tax years 2015 and beyond. The PATH Act also retroactively extended the controlled foreign corporation ("CFC") look-through rule that had expired on December 31, 2014. For periods in which the look-though rule was effective, U.S. federal income tax on certain dividends, interest, rents, and royalties received or accrued by a CFC of a U.S. multinational enterprise from a related CFC are deferred. The retroactive effects of the extension of the CFC look-through rule did not have a material impact on our effective tax rate or operating results. The extension of the CFC look-through rule is currently scheduled to expire on December 31, 2019.

        Deferred income taxes have not been provided on approximately $1.9 billion of undistributed earnings of foreign subsidiaries as of January 2, 2016 since these amounts are intended to be indefinitely reinvested in foreign operations. It is not practicable to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits would likely be available to reduce federal income taxes in the event of distribution. In making this assertion, we evaluate, among other factors, the profitability of our U.S. and foreign operations and the need for cash within and outside the U.S., including cash requirements for capital improvements, acquisitions, market expansion, dividends, and stock repurchases.

        Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2015	2014

Accrued expenses not currently deductible	$35.1	$40.9
Net operating losses	253.3	277.7
Tax credit carryforward	114.4	104.2
Postretirement and postemployment benefits	93.2	103.5
Pension costs	148.7	142.9
Inventory reserves	6.9	9.0
Other assets	8.9	12.4
Valuation allowance	(73.0)	(75.0)

Total deferred tax assets (2)	587.5	615.6

Depreciation and amortization	(101.0)	(118.0)
Repatriation accrual (1)	(9.8)	1.9
Foreign operating loss recapture	(108.3)	(118.0)
Other liabilities	(2.9)	(3.0)

Total deferred tax liabilities (2)	(222.0)	(237.1)

Total net deferred tax assets	$365.5	$378.5

(1)
Included in the repatriation accrual as of January 2, 2016 and January 3, 2015 was a net deferred tax liability of $12.5 million and $4.4 million, respectively, associated with the future tax cost to repatriate non-permanently reinvested earnings of our foreign subsidiaries, which is offset by a contra deferred tax liability of $2.7 million and $6.3 million, respectively, related to unrealized foreign exchange losses associated with earnings of our foreign subsidiaries that can be repatriated to the U.S. in future periods without incurring any additional U.S. federal income taxes.
(2)
Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities. Certain 2014 components have been adjusted for a 2015 change in presentation of the federal deduction of state income taxes.
54

Notes to Consolidated Financial Statements

        A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance at January 2, 2016 and January 3, 2015 was $73 million and $75 million, respectively.

        Net operating loss carryforwards of foreign subsidiaries at January 2, 2016 and January 3, 2015 were $825.8 million and $928.7 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at January 2, 2016 and January 3, 2015 totaled $114.4 million and $104.2 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)	Net Operating Losses (1)	Tax Credits

Expires in 2016	$7.0	$1.1
Expires in 2017	15.7	.1
Expires in 2018	15.4	13.3
Expires in 2019	10.4	33.1
Expires in 2020	5.5	15.9
Expires in 2021	26.2	.3
Expires in 2022	3.5	9.6
Expires in 2023	12.0	5.1
Expires in 2024	4.2	.4
Expires in 2025	1.6	11.4
Expires in 2026	–	1.2
Expires in 2027	.2	.1
Expires in 2028	–	.1
Expires in 2029	–	.1
Expires in 2030	–	.1
Expires in 2031	–	1.7
Expires in 2032	–	4.1
Expires in 2033	–	2.9
Expires in 2034	–	2.5
Expires in 2035	–	2.6
Indefinite life/no expiration	724.1	8.7

Total	$825.8	$114.4

(1)
Net operating losses are presented before tax effect and valuation allowance

        Based on current projections, certain indefinite-lived foreign net operating losses may take up to 50 years to be fully utilized.

        At January 2, 2016, we had net operating loss carryforwards in certain state jurisdictions of $503 million before tax effect. Based on our current ability to generate state taxable income, the majority of these carryforward amounts are highly unlikely to be realized before they expire. Accordingly, a valuation allowance has been recorded on $500 million of the carryforwards.

        We do not anticipate the expected expiration of our remaining tax holidays in Thailand and Vietnam in 2016 to have a material effect on our effective tax rate, operating results, or financial condition.

Unrecognized Tax Benefits

        As of January 2, 2016, our unrecognized tax benefits totaled $107.3 million, $89.0 million of which, if recognized, would reduce our annual effective income tax rate. As of January 3, 2015, our unrecognized tax benefits totaled $122.6 million, $98.7 million of which, if recognized, would reduce our annual effective income tax rate.

        Where applicable, we record potential accrued interest and penalties related to unrecognized tax benefits from our global operations in income tax expense. As a result, we recognized tax expense of $1.3 million, tax benefit of $1.3 million, and tax expense of $2.7 million in the Consolidated Statements of Income in 2015, 2014, and 2013, respectively. We have accrued $26.1 million and $26.7 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at January 2, 2016 and January 3, 2015, respectively.

        A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below:

(In millions)	2015	2014

Balance at beginning of year	$122.6	$137.2
Additions based on tax positions related to the current year	11.1	18.2
Additions for tax positions of prior years	8.7	7.8
Reductions for tax positions of prior years:
Changes in judgment	(12.7)	(1.8)
Settlements	(4.5)	(15.8)
Lapses and statute expirations	(8.6)	(13.8)
Changes due to translation of foreign currencies	(9.3)	(9.2)

Balance at end of year	$107.3	$122.6

        The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant risks, facts, and circumstances existing at that time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the date the 2015 financial statements are being issued, we and our U.S. subsidiaries have completed the Internal Revenue Service's Compliance Assurance Process Program through 2014. We are subject to routine tax examinations in other jurisdictions. With a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2006.

        It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $6 million, primarily as a result of closing tax years.

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

55 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

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

        Financial information from continuing operations by reportable segment is set forth below:

(In millions)	2015	2014	2013

Net sales to unaffiliated customers
Pressure-sensitive Materials	$4,373.7	$4,658.1	$4,455.0
Retail Branding and Information Solutions	1,520.3	1,591.6	1,611.1
Vancive Medical Technologies	72.9	80.6	73.9

Net sales to unaffiliated customers	$5,966.9	$6,330.3	$6,140.0

Intersegment sales
Pressure-sensitive Materials	$60.9	$63.2	$64.6
Retail Branding and Information Solutions	1.9	2.4	2.4
Vancive Medical Technologies	4.9	9.6	3.6

Intersegment sales	$67.7	$75.2	$70.6

Income from continuing operations before taxes
Pressure-sensitive Materials	$496.6	$434.4	$442.8
Retail Branding and Information Solutions	70.0	87.9	81.7
Vancive Medical Technologies	(4.5)	(11.7)	(8.3)
Corporate expense	(92.7)	(86.5)	(89.3)
Interest expense	(60.5)	(63.3)	(60.9)

Income from continuing operations before taxes	$408.9	$360.8	$366.0

Capital expenditures
Pressure-sensitive Materials	$83.2	$110.5	$81.1
Retail Branding and Information Solutions	52.9	39.6	42.4
Vancive Medical Technologies	2.8	2.1	1.2

Capital expenditures	$138.9	$152.2	$124.7

Depreciation and amortization expense
Pressure-sensitive Materials	$111.5	$116.0	$113.5
Retail Branding and Information Solutions	73.1	81.4	86.7
Vancive Medical Technologies	3.7	4.2	4.1

Depreciation and amortization expense	$188.3	$201.6	$204.3

Other expense, net by reportable segment
Pressure-sensitive Materials	$16.3	$41.6	$10.8
Retail Branding and Information Solutions	45.9	22.0	20.0
Vancive Medical Technologies	3.6	4.2	.1
Corporate	2.5	.4	5.7

Other expense, net	$68.3	$68.2	$36.6

Other expense, net by type
Restructuring charges:
Severance and related costs	$52.5	$54.7	$27.2
Asset impairment charges and lease and other contract cancellation costs	7.0	11.4	13.1
Other items:
Charitable contribution to Avery Dennison Foundation	–	–	10.0
Indefinite-lived intangible asset impairment charge	–	3.0	–
Gains on sales of assets	(1.7)	(2.5)	(17.8)
Net loss (gain) from curtailment and settlement of pension obligations	.3	1.6	(1.6)
Legal settlements	(.3)	–	2.5
Loss on sale of product line and related exit costs	10.5	–	–
Divestiture-related costs (1)	–	–	3.2

Other expense, net	$68.3	$68.2	$36.6

(1)
Represents only the portion allocated to continuing operations.

        Within our Pressure-sensitive Materials reportable segment, net sales to unaffiliated customers of the Materials product group were $4.06 billion, $4.33 billion, and $4.16 billion in 2015, 2014, and 2013, respectively, and net sales to unaffiliated customers of the Performance Tapes product group were $313.6 million, $332.5 million, and $293 million in 2015, 2014, and 2013, respectively.

        Revenues from continuing operations by geographic area are set forth below. Revenues are attributed to geographic areas based on the location to which the product is shipped. Export sales from the U.S. to unaffiliated customers are not a material factor in our business.

(In millions)	2015	2014	2013

Net sales to unaffiliated customers
U.S.	$1,546.8	$1,529.4	$1,537.6
Europe	1,753.0	2,074.4	1,958.4
Asia	1,924.0	1,914.2	1,823.5
Latin America	466.3	522.9	515.6
Other international	276.8	289.4	304.9

Net sales to unaffiliated customers	$5,966.9	$6,330.3	$6,140.0

56

Notes to Consolidated Financial Statements

        Property, plant and equipment, net, in our U.S. and international operations was as follows:

(In millions)	2015	2014	2013

Property, plant and equipment, net
U.S.	$263.4	$261.5	$279.6
International	584.5	613.8	642.9

Property, plant and equipment, net	$847.9	$875.3	$922.5

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

        Net inventories at year-end were as follows:

(In millions)	2015	2014

Raw materials	$180.5	$183.6
Work-in-progress	143.0	150.4
Finished goods	155.2	157.8

Inventories, net	$478.7	$491.8

Property, Plant and Equipment

        Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2015	2014

Land	$30.4	$32.1
Buildings and improvements	579.3	578.2
Machinery and equipment	1,922.3	1,958.2
Construction-in-progress	67.9	86.0

Property, plant and equipment	2,599.9	2,654.5
Accumulated depreciation	(1,752.0)	(1,779.2)

Property, plant and equipment, net	$847.9	$875.3

Software

        Capitalized software costs at year-end were as follows:

(In millions)	2015	2014

Cost	$398.2	$445.7
Accumulated amortization	(270.8)	(293.1)

Software, net	$127.4	$152.6

        Software amortization expense from continuing operations was $37.6 million in 2015, $36.4 million in 2014, and $35.3 million in 2013.

Research and Development

        Research and development expense from continuing operations, which is included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was as follows:

(In millions)	2015	2014	2013

Research and development expense	$91.9	$102.5	$96.0

Supplemental Cash Flow Information

        Cash paid for interest and income taxes, including amounts paid for discontinued operations, was as follows:

(In millions)	2015	2014	2013

Interest, net of capitalized amounts	$60.1	$61.6	$60.2
Income taxes, net of refunds	129.9	108.8	129.4

        Capital expenditures accrued but not paid, including amounts for discontinued operations, were $3.1 million in 2015, $3.8 million in 2014, and $11.5 million in 2013.

Currency Effects

        Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, decreased net income by $6.1 million, $8.7 million, and $7.9 million, in 2015, 2014, and 2013, respectively.

        We had no operations in hyperinflationary economies in fiscal years 2015, 2014, or 2013.

57 Avery Dennison Corporation 2015 Annual Report

Notes to Consolidated Financial Statements

NOTE 17. QUARTERLY FINANCIAL INFORMATION (Unaudited)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)

2015
Net sales	$1,528.0	$1,516.0	$1,468.1	$1,454.8
Gross profit	430.0	417.6	405.9	392.3
Income from continuing operations	71.9	64.7	81.3	56.5
(Loss) income from discontinued operations, net of tax	–	(1.0)	.4	.5
Net income	71.9	63.7	81.7	57.0
Net income (loss) per common share:
Continuing operations	.79	.71	.89	.62
Discontinued operations	–	(.01)	–	.01
Net income per common share	.79	.70	.89	.63
Net income (loss) per common share, assuming dilution:
Continuing operations	.78	.69	.87	.61
Discontinued operations	–	(.01)	.01	.01
Net income per common share, assuming dilution	.78	.68	.88	.62

2014
Net sales	$1,550.1	$1,615.8	$1,559.6	$1,604.8
Gross profit	407.2	428.2	400.7	415.1
Income from continuing operations	66.4	50.2	60.9	69.8
(Loss) income from discontinued operations, net of tax	(.4)	(1.9)	(.7)	.8
Net income	66.0	48.3	60.2	70.6
Net income (loss) per common share:
Continuing operations	.69	.53	.65	.76
Discontinued operations	–	(.02)	–	.01
Net income per common share	.69	.51	.65	.77
Net income (loss) per common share, assuming dilution:
Continuing operations	.68	.52	.64	.75
Discontinued operations	(.01)	(.02)	(.01)	.01
Net income per common share, assuming dilution	.67	.50	.63	.76

(1)
Results for the fourth quarter of 2014 reflected the extra week in our 2014 fiscal year.
58

Notes to Consolidated Financial Statements

        Certain prior period amounts have been revised to reflect the impact of certain adjustments. Refer to Note 1, "General," for more information. The effects of the revision on our quarterly information were as follows:

	First Quarter			Second Quarter			Third Quarter			Fourth Quarter
(In millions, except per share data)	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised

2015
Income from continuing operations	$71.6	$.3	$71.9	$64.3	$.4	$64.7
Net income	71.6	.3	71.9	63.3	.4	63.7
Net income (loss) per common share:
Continuing operations	.79	–	.79	.70	.01	.71
Net income per common share	.79	–	.79	.69	.01	.70
Net income (loss) per common share, assuming dilution:
Continuing operations	.77	.01	.78	.69	–	.69
Net income per common share, assuming dilution	.77	.01	.78	.68	–	.68

2014
Income from continuing operations	$71.6	$(5.2)	$66.4	$44.4	$5.8	$50.2	$65.0	$(4.1)	$60.9	$70.1	$(.3)	$69.8
Net income	71.2	(5.2)	66.0	42.5	5.8	48.3	64.3	(4.1)	60.2	70.9	(.3)	70.6
Net income (loss) per common share:
Continuing operations	.74	(.05)	.69	.47	.06	.53	.70	(.05)	.65	.77	(.01)	.76
Discontinued operations	–	–	–	(.02)	–	(.02)	(.01)	.01	–	.01	–	.01
Net income per common share	.74	(.05)	.69	.45	.06	.51	.69	(.04)	.65	.78	(.01)	.77
Net income (loss) per common share, assuming dilution:
Continuing operations	.73	(.05)	.68	.46	.06	.52	.68	(.04)	.64	.75	–	.75
Discontinued operations	–	(.01)	(.01)	(.02)	–	(.02)	–	(.01)	(.01)	.01	–	.01
Net income per common share, assuming dilution	.73	(.06)	.67	.44	.06	.50	.68	(.05)	.63	.76	–	.76

        "Other expense, net" is presented by type for each quarter below:

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2015
Restructuring charges:
Severance and related costs	$13.5	$16.8	$4.7	$17.5
Asset impairment charges and lease cancellation costs	.4	3.2	1.9	1.5
Other items:
Net loss from curtailment and settlement of pension obligations	–	–	–	.3
Loss on sale of product line and related exit costs	2.6	7.7	.2	–
Legal settlements	(.5)	–	.2	–
Gain on sale of assets	(1.7)	–	–	–

Other expense, net	$14.3	$27.7	$7.0	$19.3

2014
Restructuring charges:
Severance and related costs	$7.0	$35.9	$5.1	$6.7
Asset impairment charges and lease cancellation costs	.3	2.6	1.6	6.9
Other items:
Indefinite-lived intangible asset impairment charge	–	–	3.0	–
Gains on sales of assets	–	(.6)	(1.9)	–
Losses from curtailment and settlement of pension obligations	–	.6	–	1.0

Other expense, net	$7.3	$38.5	$7.8	$14.6

59 Avery Dennison Corporation 2015 Annual Report

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15(d)-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management has concluded that internal control over financial reporting was effective as of January 2, 2016. Management's assessment of the effectiveness of internal control over financial reporting as of January 2, 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ Dean A. Scarborough	/s/ Anne L. Bramman

Dean A. Scarborough Chairman and Chief Executive Officer	Anne L. Bramman Senior Vice President and Chief Financial Officer
60

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AVERY DENNISON CORPORATION:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Avery Dennison Corporation and its subsidiaries at January 2, 2016 and January 3, 2015, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for current deferred income tax assets and liabilities in 2015.

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

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California February 24, 2016
61 Avery Dennison Corporation 2015 Annual Report

Corporate
Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Los Angeles, California

Registrar and Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(888) 682-5999
(720) 864-4993 (international)
(855) 627-5080 (hearing impaired)
https://investor.broadridge.com

Annual Meeting

        Our Annual Meeting of Stockholders will be held at 1:30 p.m. on April 28, 2016 at the Embassy Suites, 800 North Central Avenue, Glendale, California 91203.

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

Other Information

        We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for our fiscal year 2015 filed with the Securities and Exchange Commission ("SEC"), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We submitted to the New York Stock Exchange ("NYSE") an unqualified annual written affirmation, along with the Chief Executive Officer's certificate that he is not aware of any violation by the Company of NYSE's corporate governance listing standards, on May 6, 2015.

        A copy of our Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary. Copies may also be downloaded from our investor website at www.investors.averydennison.com.

Corporate Headquarters

Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203
Phone: (626) 304-2000

Stock and Dividend Data

Our common stock is listed on the NYSE.
Ticker symbol: AVY

	2015		2014
	High	Low	High	Low

Market Price
First Quarter	$54.64	$51.15	$52.14	$46.99
Second Quarter	63.18	51.07	51.76	46.66
Third Quarter	64.65	55.59	51.49	46.18
Fourth Quarter	66.18	58.61	52.67	41.28

	2015	2014

Dividends per Common Share
First Quarter	$.35	$.29
Second Quarter	.37	.35
Third Quarter	.37	.35
Fourth Quarter	.37	.35

	$1.46	$1.34

Number of shareholders of record as of year-end	5,357	5,728

62