Form 10-K, Exhibit 13
period 2017-12-30
Avery Dennison Corp
filed 2018-02-21
CIK 8818

EXHIBIT 13

Businesses at a Glance

	Segment	Segment	Segment
	Label and Graphic Materials	Retail Branding and Information Solutions	Industrial and Healthcare Materials

BUSINESSES	Label and Packaging Materials Graphics Solutions Reflective Solutions	Retail Branding and Information Solutions Printer Solutions	Performance Tapes Fastener Solutions Vancive Medical Technologies

2017 SALES IN MILLIONS	$4,512	$1,511	$591

% OF SALES	68%	23%	9%

GLOBAL BRAND	Avery Dennison® Fasson®	Avery Dennison® Monarch®	Avery Dennison® Vancive Medical Technologies®

DESCRIPTION	The technologies and materials of our Label and Graphic Materials businesses enhance brands' shelf, store and street appeal; inform shoppers of ingredients; protect brand security; improve operational efficiency and customer product performance; and provide visual information that enhances safety.	Our Retail Branding and Information Solutions provide intelligent, creative, and sustainable solutions that elevate brands and accelerate performance through the global retail supply chain.	Our Industrial and Healthcare Materials businesses provide tapes products, including coated and adhesives transfer tapes; fasteners, primarily precision-extruded and injection-molded plastic devices; and wound care, ostomy, surgical and electromedical device applications for manufacturers, clinicians and patients.

PRODUCTS/SOLUTIONS	Pressure-sensitive labeling materials; packaging materials and solutions; roll-fed sleeve; engineered films; graphic imaging media; reflective materials	Creative services; brand embellishments; graphic tickets; tags and labels; sustainable packaging; inventory visibility and loss prevention solutions; data management services; price tickets; printers and scanners; radio-frequency identification inlays and tags; brand protection and security solutions	Pressure-sensitive tapes for automotive, building and construction; electronics; general industrial; diaper tapes and closures; fasteners; skin-contact adhesives; surgical, wound care, ostomy and securement products; medical barrier films

MARKET SEGMENTS	Food; beverage; wine and spirits; home and personal care products; pharmaceuticals; durables; fleet vehicle/automotive; architectural/ retail; promotional/advertising; traffic; safety; transportation	Apparel manufacturing and retail supply chain; food service and supply chain; hard goods and supply chain; pharmaceutical supply chain; logistics	Original equipment manufacturing; personal care; electronics; building and construction; retail supply chain; medical

CUSTOMERS	Label converters; package designers; packaging engineers and manufacturers; industrial manufacturers; printers; distributors; designers; advertising agencies; government agencies; sign manufacturers; graphics vendors	Apparel and footwear brands; manufacturers and retailers; food service, grocery and pharmaceutical supply chains; consumer goods brands; automotive manufacturers; transportation companies	Tape converters; original equipment manufacturers; original design manufacturers; construction firms; personal care product manufacturers; manufacturers and retailers; medical device manufacturers

WEBSITES	www.label.averydennison.com www.graphics.averydennison.com www.reflectives.averydennison.com	www.rbis.averydennison.com www.rfid.averydennison.com	www.tapes.averydennison.com www.vancive.averydennison.com

LEADERS	Georges Gravanis President Label and Graphic Materials	Deon Stander Vice President and General Manager Retail Branding and Information Solutions	Michael Johansen Vice President and General Manager Industrial and Healthcare Materials

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

        Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 30, 2017 and include, but are not limited to, risks and uncertainties relating to the following: fluctuations in demand affecting sales to customers; worldwide and local economic conditions; changes in political conditions; changes in governmental laws and regulations; fluctuations in foreign currency exchange rates and other risks associated with foreign operations, including in emerging markets; the financial condition and inventory strategies of customers; changes in customer preferences; fluctuations in cost and availability of raw materials; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; the impact of competitive products and pricing; loss of significant contracts or customers; collection of receivables from customers; selling prices; business mix shift; execution and integration of acquisitions; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; amounts of future dividends and share repurchases; customer and supplier concentrations; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems, including cyber-attacks or other intrusions to network security; successful installation of new or upgraded information technology systems; data security breaches; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest and tax rates; changes in tax laws and regulations including the Tax Cuts and Jobs Act, and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; fluctuations in pension, insurance, and employee benefit costs; the impact of legal and regulatory proceedings, including with respect to environmental, health and safety; protection and infringement of intellectual property; the impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

        We believe that the most significant risk factors that could affect our financial performance in the near-term include: (1) the impacts of global economic conditions and political uncertainty on underlying demand for our products and foreign currency fluctuations; (2) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through selling price increases, without a significant loss of volume; (3) competitors' actions, including pricing, expansion in key markets, and product offerings; and (4) the execution and integration of acquisitions.

        Our forward-looking statements are made only as of the date hereof. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

1 Avery Dennison Corporation 2017 Annual Report

Five-Year Summary

(Dollars in millions, except percentages	2017		2016		2015		2014 (1)		2013

and per share amounts)	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	$6,613.8	100.0	$6,086.5	100.0	$5,966.9	100.0	$6,330.3	100.0	$6,140.0	100.0
Gross profit	1,812.2	27.4	1,699.7	27.9	1,645.8	27.6	1,651.2	26.1	1,637.7	26.7
Marketing, general and administrative expense	1,123.2	17.0	1,097.5	18.0	1,108.1	18.6	1,158.9	18.3	1,174.2	19.1
Other expense, net (2)	36.5	.6	65.2	1.1	68.3	1.1	68.2	1.1	36.6	.6
Interest expense	63.0	1.0	59.9	1.0	60.5	1.0	63.3	1.0	60.9	1.0
Income from continuing operations before taxes	589.5	8.9	477.1	7.8	408.9	6.9	360.8	5.7	366.0	6.0
Provision for income taxes (5)	307.7	4.7	156.4	2.6	134.5	2.3	113.5	1.8	124.3	2.0
Income from continuing operations	281.8	4.3	320.7	5.3	274.4	4.6	247.3	3.9	241.7	3.9
Loss from discontinued operations, net of tax	—	N/A	—	N/A	(.1)	N/A	(2.2)	N/A	(28.5)	N/A
Net income	281.8	4.3	320.7	5.3	274.3	4.6	245.1	3.9	213.2	3.5

	2017		2016		2015		2014		2013

Per Share Information
Income per common share from continuing operations	$3.19		$3.60		$3.01		$2.64		$2.46
Loss per common share from discontinued operations	—		—		—		(.03)		(.29)
Net income per common share	3.19		3.60		3.01		2.61		2.17
Income per common share from continuing operations, assuming dilution	3.13		3.54		2.95		2.58		2.41
Loss per common share from discontinued operations, assuming dilution	—		—		—		(.02)		(.28)
Net income per common share, assuming dilution	3.13		3.54		2.95		2.56		2.13
Dividends per common share	1.76		1.60		1.46		1.34		1.14
Weighted average number of common shares outstanding (in millions)	88.3		89.1		91.0		93.8		98.4
Weighted average number of common shares outstanding, assuming dilution (in millions)	90.1		90.7		92.9		95.7		100.1
Market price per share at fiscal year-end	$114.86		$70.22		$62.66		$51.79		$50.48
Market price per share range	70.14 to 117.10		58.16 to 78.84		51.07 to 66.18		41.28 to 52.67		34.92 to 50.65

At End of Year
Property, plant and equipment, net (3)	$1,097.9		$915.2		$847.9		$875.3		$922.5
Total assets (4)	5,136.9		4,396.4		4,133.7		4,356.9		4,608.3
Long-term debt and capital leases	1,316.3		713.4		963.6		940.1		944.6
Total debt	1,581.7		1,292.5		1,058.9		1,144.4		1,021.5
Shareholders' equity (4)	1,046.2		925.5		965.7		1,047.7		1,468.1

Other Information
Depreciation and amortization expense (3)	$178.7		$180.1		$188.3		$201.6		$204.3
Research and development expense (3)	93.4		89.7		91.9		102.5		96.0
Effective tax rate (3)(5)	52.2%		32.8%		32.9%		31.5%		34.0%

(1)
Results for 2014 reflected a 53-week period.
(2)
Included pre-tax charges for severance and related costs, asset impairment charges, lease and other contract cancellation costs, loss from settlement of pension obligations, and other items.
(3)
Amounts are for continuing operations only.
(4)
Amounts are for continuing and discontinued operations.
(5)
"Provision for income taxes" for fiscal year 2017 includes the estimated impact of the Tax Cuts and Jobs Act ("TCJA") enacted in the U.S. on December 22, 2017. The TCJA significantly revises U.S. corporate income taxation, among other changes, lowering corporate income tax rates, implementing a modified territorial tax regime, and imposing a one-time transition tax through a deemed repatriation of accumulated untaxed earnings and profits of foreign subsidiaries. This provision includes a reasonable estimate ("provisional amount") of the impact of the TCJA on our tax provision following the guidance of SEC Staff Accounting Bulletin No. 118 ("SAB 118").
2

Stockholder Return Performance

        The graph below compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500® Stock Index, the average return (weighted by market capitalization) of the S&P 500® Materials and Industrials subsets (the "Market Basket"), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2017.

Comparison of Five-Year Cumulative Total Return as of December 31, 2017

Total Return Analysis (1)

	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017

Avery Dennison Corporation	$100.00	$138.87	$147.24	$178.63	$202.93	$306.70
S&P 500 Index	100.00	125.93	139.51	138.50	151.11	177.93
Market Basket (Weighted Average) (2)	100.00	133.70	149.72	146.41	172.49	213.06
Market Basket (Median)	100.00	134.32	149.00	135.06	157.84	192.44

(1)
Assumes $100.00 invested on December 31, 2012 and the reinvestment of dividends.
(2)
Average weighted by market capitalization.

        Historical stock price performance is not necessarily indicative of future stock price performance.

3 Avery Dennison Corporation 2017 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

        Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management's views on our financial condition and results of operations, should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto, and includes the following sections:

Non-GAAP Financial Measures	4
Overview and Outlook	4
Analysis of Results of Operations	6
Results of Operations by Reportable Segment	7
Financial Condition	9
Critical Accounting Estimates	14
Recent Accounting Requirements	16
Market-Sensitive Instruments and Risk Management	16

NON-GAAP FINANCIAL MEASURES

        We report our financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement presentation of our financial results that are prepared in accordance with GAAP. Based on feedback from investors and financial analysts, we believe that the supplemental non-GAAP financial measures we provide are useful to their assessments of our performance and operating trends, as well as liquidity.

        Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it difficult to assess our underlying performance in a single period. By excluding the accounting effects, both positive and negative, of certain items (e.g., restructuring charges, legal settlements, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains and losses from curtailment and settlement of pension obligations, gains or losses on sales of certain assets, and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. These non-GAAP financial measures are used internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for a single period. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency, or timing.

        We use the following non-GAAP financial measures in this MD&A:

  •
  Sales change ex. currency refers to the increase or decrease in sales excluding the estimated impact of foreign currency translation. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of foreign currency fluctuations.
  •
  Organic sales change refers to the increase or decrease in sales excluding the estimated impact of foreign currency translation, product line exits, acquisitions and divestitures, and, where applicable, an extra week in our fiscal year.

        We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales growth from the ongoing activities of our businesses and provide greater ability to evaluate our results from period to period.

  •
  Free cash flow refers to cash flow from operations, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from sales (purchases) of investments, plus (minus) free cash outflow (inflow) from discontinued operations. We believe that free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.
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

OVERVIEW AND OUTLOOK

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2017, 2016, and 2015 fiscal years consisted of 52-week periods ending December 30, 2017, December 31, 2016, and January 2, 2016, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales

        The factors impacting the reported sales change are shown in the table below:

	2017	2016

Reported sales change	9%	2%
Foreign currency translation	(1)	3

Sales change ex. currency	8%	5%

Acquisitions	(4)	(1)

Organic sales change	4%	4%

        In both years, net sales increased on an organic basis due to higher volume.

Income from Continuing Operations

        Income from continuing operations decreased from approximately $321 million in 2016 to approximately $282 million in 2017. Major factors affecting the change in income from continuing operations in 2017 compared to 2016 included:

  •
  Higher income taxes primarily due to our provisional estimate of the impact resulting from the enactment of the Tax Cuts and Jobs Act ("TCJA")
  •
  Higher employee-related costs
  •
  Net impact of pricing and raw material costs
  •
  Higher restructuring charges

        Offsetting factors:

  •
  Volume/mix
  •
  Benefits from productivity initiatives, including savings from restructuring actions, net of transition costs
  •
  Prior-year loss from settlement of pension obligations

Acquisitions

        During 2017, we completed the stock acquisitions of Yongle Tape Ltd. and Finesse Medical Limited, and the net asset acquisition of Hanita Coatings Rural Cooperative Association Limited and stock acquisition of certain of its subsidiaries (collectively, the "2017 Acquisitions"), which were not material, individually or in the aggregate, to the Consolidated Financial Statements. In 2016, we completed the acquisition of the European business of Mactac ("Mactac"), which was not material to the Consolidated Financial Statements. Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information.

Cost Reduction Actions

2015/2016 Actions

        During fiscal year 2017, we recorded $34.1 million in restructuring charges, net of reversals, related to restructuring actions initiated during the third quarter of 2015 ("2015/2016 Actions"). These charges consisted of severance and related costs for the reduction of approximately 920 positions, lease cancellation costs, and asset impairment charges.

        During fiscal year 2016, we recorded $20.9 million in restructuring charges, net of reversals, related to our 2015/2016 Actions. These charges consisted of severance and related costs for the reduction of approximately 440 positions, lease cancellation costs, and asset impairment charges.

Impact of Cost Reduction Actions

        During fiscal year 2017, we realized $59.5 million in savings, net of transition costs, primarily from our 2015/2016 Actions.

        We anticipate incremental savings, net of transition costs, primarily from our 2015/2016 Actions of approximately $30 million to $35 million in 2018. We estimate cash restructuring costs of at least $15 million in 2018. However, we continue to assess restructuring options and may adjust our restructuring plans.

        Restructuring charges were included in "Other expense, net" in the Consolidated Statements of Income. Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Cash Flow

(In millions)	2017	2016	2015

Net cash provided by operating activities	$650.1	$585.3	$473.7
Purchases of property, plant and equipment	(190.5)	(176.9)	(135.8)
Purchases of software and other deferred charges	(35.6)	(29.7)	(15.7)
Proceeds from sales of property, plant and equipment	6.0	8.5	7.6
Purchases of investments, net	(8.3)	(.1)	(.5)
Plus: free cash outflow from discontinued operations	–	–	.1

Free cash flow	$421.7	$387.1	$329.4

        In 2017, net cash provided by operating activities increased compared to 2016 primarily due to higher income from continuing operations before taxes, as well as lower pension plan contributions, partially offset by higher income tax payments, net of refunds. Net cash provided by operating activities in 2017 reflected the impact of our adoption of the accounting guidance update related to stock-based payments described in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements. Free cash flow increased due to higher net cash flow provided by operating activities, partially offset by higher net capital and software expenditures.

        In 2016, net cash provided by operating activities increased compared to 2015 primarily due to higher net income, lower severance payments, benefits from changes in operational working capital, and lower income tax payments, net of refunds, partially offset by higher incentive compensation paid in 2016 for the 2015 performance year and higher pension plan contributions. Free cash flow increased due to higher net cash flow provided by operating activities, partially offset by higher capital and software expenditures.

Outlook

        Certain factors that we believe may contribute to our 2018 results are described below:

  •
  We expect our net sales to increase by approximately 8%.
  •
  Assuming the continuation of foreign currency rates in effect at year-end 2017, we expect foreign currency translation to increase pre-tax operating income by approximately $20 million.
  •
  We expect our full year effective tax rate to be in the mid-twenty percent range.
  •
  We anticipate capital and software expenditures of approximately $250 million.
  •
  We estimate cash restructuring costs of at least $15 million.
5 Avery Dennison Corporation 2017 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

ANALYSIS OF RESULTS OF OPERATIONS

Income from Continuing Operations before Taxes

(In millions, except percentages)	2017	2016	2015

Net sales	$6,613.8	$6,086.5	$5,966.9
Cost of products sold	4,801.6	4,386.8	4,321.1

Gross profit	1,812.2	1,699.7	1,645.8
Marketing, general and administrative expense	1,123.2	1,097.5	1,108.1
Other expense, net	36.5	65.2	68.3
Interest expense	63.0	59.9	60.5

Income from continuing operations before taxes	$589.5	$477.1	$408.9

Gross profit margin	27.4%	27.9%	27.6%

Gross Profit Margin

        Gross profit margin in 2017 decreased compared to 2016 due to margin decline in the Industrial and Healthcare Materials reportable segment driven by the impact of acquisitions, growth investments, near-term operational challenges, and a program loss in personal care tapes, which began impacting results in mid-2016.

        Gross profit margin in 2016 improved compared to 2015 primarily reflecting benefits from productivity initiatives, including savings from restructuring, net of transition costs, and higher volume, partially offset by higher employee-related costs, the net impact of pricing and raw material costs, and unfavorable geographic mix.

Marketing, General and Administrative Expense

        Marketing, general and administrative expense increased in 2017 compared to 2016 due to acquisitions. Before the impact of acquisitions, the benefits from productivity initiatives, including savings from restructuring, net of transition costs, were partially offset by higher employee-related costs.

        Marketing, general and administrative expense decreased in 2016 compared to 2015 reflecting benefits from productivity initiatives, including savings from restructuring, net of transition costs, and the favorable impact of foreign currency translation, partially offset by higher employee-related costs.

Other Expense, net

(In millions)	2017	2016	2015

Other expense, net by type
Restructuring charges:
Severance and related costs	$31.2	$14.7	$52.5
Asset impairment charges and lease cancellation costs	2.2	5.2	7.0
Other items:
Transaction costs	5.2	5.0	–
Net gains on sales of assets	(2.1)	(1.1)	(1.7)
Net loss from curtailment and settlement of pension obligations	–	41.4	.3
Legal settlements	–	–	(.3)
Loss on sale of a product line and related exit costs	–	–	10.5

Other expense, net	$36.5	$65.2	$68.3

        Refer to Note 13, "Cost Reduction Actions," and Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.

Interest Expense

        Interest expense increased approximately $3 million in 2017 compared to 2016, primarily due to additional long-term borrowings made in 2017. Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

Net Income and Earnings per Share

(In millions, except percentages and per share amounts)	2017	2016	2015

Income from continuing operations before taxes	$589.5	$477.1	$408.9
Provision for income taxes	307.7	156.4	134.5

Income from continuing operations	281.8	320.7	274.4
Loss from discontinued operations, net of tax	–	–	(.1)

Net income	$281.8	$320.7	$274.3

Net income per common share	$3.19	$3.60	$3.01
Net income per common share, assuming dilution	3.13	3.54	2.95

Effective tax rate for continuing operations	52.2%	32.8%	32.9%

Provision for Income Taxes

        The 2017 effective tax rate for continuing operations included a net tax charge of $172 million related to the enactment of the TCJA, $5.1 million of tax benefit from the release of valuation allowance on certain state deferred tax assets, $4.2 million of tax benefit, including previously accrued interest and penalties, from effective settlements and changes in our judgment about tax filing positions as a result of new information, and $4.4 million of tax benefit from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years.

        The 2017 effective tax rate also included a net benefit of $16 million related to our adoption of the accounting guidance update related to stock-based payments described in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements. This accounting guidance update required that the effect of excess tax benefits associated with stock-based payments be recognized in the income statement instead of in capital in excess of par value as was the case prior to our adoption of this update. Excess tax benefits are the effects of tax deductions in excess of compensation expense recognized for financial accounting purposes. These benefits related to stock-based awards generally are generated as a result of stock price appreciation during the vesting period or between the time of grant and the time of exercise. We expect future excess tax benefits to vary depending on our stock-based payments in future reporting periods. These excess tax benefits may cause variability in our future effective tax rate as they can fluctuate based on vesting and exercise activity, as well as our future stock price.

        In 2017, as a result of intra-entity sales and transfers of assets other than inventory related to the recent integration of an acquisition, we recognized a total of approximately $14 million of tax-related deferred

Management's Discussion and Analysis of Financial Condition and Results of Operations

charges in "Other current assets" and "Other assets." However, we expect the tax-related deferred charges to be derecognized as an adjustment to retained earnings upon our adoption of the accounting guidance update described in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements.

        The 2016 effective tax rate for continuing operations included $7.6 million of tax expense associated with the cost to repatriate current earnings of certain foreign subsidiaries and $46.3 million of tax expense related to U.S. income and foreign withholding taxes resulting from changes in indefinite reinvestment assertions on certain foreign earnings and profits; benefits from changes in certain tax reserves, including interest and penalties, of $16.8 million resulting from settlements of certain foreign audits and $5.4 million resulting from expirations of statutes of limitations; benefits of $6.7 million from the release of valuation allowances against certain deferred tax assets in a foreign jurisdiction associated with a structural simplification approved by the tax authority and $3.6 million from the release of valuation allowances on certain state deferred tax assets; and $8.4 million of tax expense from deferred tax adjustments resulting from tax rate changes in certain foreign jurisdictions.

        The 2015 effective tax rate for continuing operations included tax expense of $20 million associated with the tax cost to repatriate current earnings of certain foreign subsidiaries; benefits from changes in certain tax reserves, including interest and penalties, of $5.8 million resulting from settlements of audits and $8.2 million resulting from expirations of statutes of limitations; and a tax benefit of $2.6 million from the extension of the federal research and development credit, as a result of the enactment of the Protecting Americans from Tax Hikes Act of 2015 ("PATH Act"), which included a provision making permanent the federal research and development tax credit for the tax years 2015 and beyond. The PATH Act also retroactively extended the controlled foreign corporation ("CFC") look-through rule that had expired on December 31, 2014.

        Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

        Operating income refers to income from continuing operations before interest and taxes.

Label and Graphic Materials

(In millions)	2017	2016	2015

Net sales including intersegment sales	$4,575.8	$4,250.7	$4,093.4
Less intersegment sales	(64.1)	(63.4)	(61.3)

Net sales	$4,511.7	$4,187.3	$4,032.1
Operating income (1)	567.3	516.2	453.4

(1) Included charges associated with restructuring in all years, transaction costs in 2017 and 2016, gains on sale of assets in 2017 and 2015, and losses from curtailment and settlement of pension obligations in 2015.	$14.5	$13.0	$12.1

Net Sales

        The factors impacting reported sales change are shown in the table below:

	2017	2016

Reported sales change	8%	4%
Foreign currency translation	(1)	3

Sales change ex. currency	7	7
Acquisitions	(3)	(1)

Organic sales change (1)	4%	5%

(1)
Totals may not sum due to rounding.

        In both years, net sales increased on an organic basis due to higher volume.

        In 2017, net sales increased on an organic basis at mid-single digit rates in emerging markets and Western Europe and at a low-single digit rate in North America.

        In 2016, net sales increased on an organic basis at a low-teen digit rate in emerging markets, at a mid-single digit rate in Western Europe, and at a low-single digit rate in North America.

Operating Income

        Operating income increased in 2017 compared to 2016 primarily reflecting higher volume/mix and benefits from productivity initiatives, including savings from restructuring, net of transition costs, partially offset by higher employee-related costs and the net impact of pricing and raw material costs.

        Operating income increased in 2016 compared to 2015 due to higher volume and benefits from productivity initiatives, including savings from restructuring, net of transition costs, partially offset by the net impact of pricing and raw material costs, unfavorable geographic mix, the unfavorable impact of foreign currency translation, and higher employee-related costs.

Retail Branding and Information Solutions

(In millions)	2017	2016	2015

Net sales including intersegment sales	$1,514.4	$1,448.3	$1,446.3
Less intersegment sales	(3.2)	(2.9)	(2.9)

Net sales	$1,511.2	$1,445.4	$1,443.4
Operating income (1)	122.9	102.6	51.6

(1) Included charges associated with restructuring and transaction costs related to the sale of a product line in all years, gains on sales of assets in 2017 and 2016, and legal settlement in 2015.	$18.1	$9.8	$45.7

7 Avery Dennison Corporation 2017 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales

        The factors impacting reported sales change are shown in the table below:

	2017	2016

Reported sales change	5%	–%
Foreign currency translation	–	2

Sales change ex. currency	5	2
Product line divestiture	–	2

Organic sales change (1)	5%	3%

(1)
Totals may not sum due to rounding.

        In 2017, net sales increased on an organic basis due to higher volume, reflecting growth in both base apparel tickets and tags and radio-frequency identification products.

        In 2016, net sales increased on an organic basis primarily due to higher volume from sales of radio-frequency identification products.

Operating Income

        Operating income increased in 2017 compared to 2016 due to benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and higher volume, partially offset by higher employee-related costs.

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

Industrial and Healthcare Materials

(In millions)	2017	2016	2015

Net sales including intersegment sales	$598.6	$461.0	$506.2
Less intersegment sales	(7.7)	(7.2)	(14.8)

Net sales	$590.9	$453.8	$491.4
Operating income (1)	50.5	54.6	57.1

(1) Included charges associated with restructuring in all years and transaction costs in 2017 and 2016.	$3.7	$1.9	$8.0

Net Sales

        The factors impacting reported sales change are shown in the table below:

	2017	2016

Reported sales change	30%	(8)%
Foreign currency translation	–	2

Sales change ex. currency	30	(6)
Acquisitions	(28)	(2)

Organic sales change	2%	(8)%

        In 2017, net sales increased on an organic basis due to higher volume, as growth in industrial categories more than offset the anticipated decline in healthcare categories.

        In 2016, net sales decreased on an organic basis primarily due to lower volume in the Performance Tapes product group. Net sales decreased on an organic basis at a high-single digit rate for the Performance Tapes product group primarily due to a program loss in personal care tapes.

Operating Income

        Operating income decreased in 2017 compared to 2016 due to the program loss in personal care tapes, which began impacting results in mid-2016, higher employee-related costs, and growth investments, partially offset by volume growth in the industrial categories and the impact of acquisitions.

        Operating income decreased in 2016 compared to 2015 primarily due to lower volume, including the program loss in personal care tapes, partially offset by benefits from productivity initiatives, including savings from restructuring, net of transition costs, and lower restructuring charges.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION

Liquidity

Operating Activities

(In millions)	2017	2016	2015

Net income	$281.8	$320.7	$274.3
Depreciation and amortization	178.7	180.1	188.3
Provision for doubtful accounts and sales returns	37.6	54.4	46.5
Net losses from asset impairments and sales/disposals of assets	1.4	1.5	12.2
Stock-based compensation	30.2	27.2	26.3
Loss from settlement of pension obligations	–	41.4	–
Deferred income taxes	151.6	52.3	12.9
Other non-cash expense and loss	53.9	46.2	50.1
Trade accounts receivable	(141.2)	(88.2)	(135.9)
Inventories	(14.9)	(19.6)	(34.4)
Other current assets	(6.5)	(7.6)	3.9
Accounts payable	83.4	31.6	65.5
Accrued liabilities	(.6)	32.4	7.0
Taxes on income	29.6	(14.1)	(23.7)
Other assets	(11.8)	(1.2)	(.3)
Long-term retirement benefits and other liabilities	(23.1)	(71.8)	(19.0)

Net cash provided by operating activities	$650.1	$585.3	$473.7

        For cash flow purposes, changes in assets and liabilities and other adjustments exclude the impact of foreign currency translation (discussed below in "Analysis of Selected Balance Sheet Accounts").

        In 2017, cash flow provided by operating activities increased compared to 2016 primarily due to higher income from continuing operations before taxes, as well as lower pension plan contributions, partially offset by higher income tax payments, net of refunds. In addition, operating activities reflected the impact of our adoption of the accounting guidance update related to stock-based payments described in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements.

        In 2016, cash flow provided by operating activities increased compared to 2015 due to higher net income, lower severance payments, benefits from changes in operational working capital, and lower income tax payments, net of refunds, partially offset by higher incentive compensation paid in 2016 for the 2015 performance year and higher pension contributions.

Investing Activities

(In millions)	2017	2016	2015

Purchases of property, plant and equipment	$(190.5)	$(176.9)	$(135.8)
Purchases of software and other deferred charges	(35.6)	(29.7)	(15.7)
Proceeds from sales of property, plant and equipment	6.0	8.5	7.6
Purchases of investments, net	(8.3)	(.1)	(.5)
Payments for acquisitions, net of cash acquired, and investments in businesses	(319.3)	(237.2)	–
Other	–	–	1.5

Net cash used in investing activities	$(547.7)	$(435.4)	$(142.9)

Capital and Software Spending

        In 2017 and 2016, we invested in new equipment to support growth in Asia, Europe and North America and to improve manufacturing productivity. In 2015, we invested in new equipment to support growth, primarily in Asia and Europe, and to improve manufacturing productivity.

        In 2017, we invested in information technology primarily associated with enterprise resource planning system implementations in North America, Asia, and Europe. Information technology investments in 2016 and 2015 were primarily associated with standardization initiatives in Asia and North America.

Payments for Acquisitions and Investments in Businesses

        In 2017 and 2016, the aggregate payments for acquisitions, net of cash acquired, and investments in businesses were approximately $319 million and $237 million, respectively, which we funded through cash and commercial paper borrowings. The 2017 Acquisitions were also partially funded through proceeds from the senior notes we issued in 2017.

        Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information.

Other

        In May 2015, we received $1.5 million from the sale of a product line in our RBIS reportable segment.

Financing Activities

(In millions)	2017	2016	2015

Net change in borrowings and repayments of debt	$(343.0)	$232.2	$(105.8)
Additional long-term borrowings	542.9	–	–
Dividend payments	(155.5)	(142.5)	(133.1)
Share repurchases	(129.7)	(262.4)	(232.3)
Proceeds from exercises of stock options, net	22.0	71.0	104.0
Tax withholding for and excess tax benefit from stock-based compensation, net	(20.6)	(4.5)	(.1)

Net cash used in financing activities	$(83.9)	$(106.2)	$(367.3)

9 Avery Dennison Corporation 2017 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Borrowings and Repayment of Debt

        In March 2016, we entered into an agreement to establish a Euro-Commercial Paper Program pursuant to which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. As of December 31, 2016, $209 million was outstanding under this program, which reflected borrowings to fund a portion of our acquisition of Mactac. As of December 30, 2017, no balance was outstanding under this program.

        In March 2017, we issued €500 million of senior notes, due March 2025. The senior notes bear an interest rate of 1.25% per year, payable annually in arrears. The net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, were $526.6 million (€495.5 million), a portion of which we used to repay commercial paper borrowings used to finance a portion of our acquisition of Mactac and the remainder of which we used for general corporate purposes and the 2017 Acquisitions.

        Given the seasonality of our cash flow from operating activities, during 2017, 2016, and 2015, our commercial paper borrowings were also used to fund share repurchase activity, dividend payments, and capital expenditures. In October 2017, we repaid $250 million of senior notes at maturity using U.S. commercial paper borrowings.

        Refer to Note 2, "Acquisitions," and Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

Dividend Payments

        We paid dividends of $1.76 per share in 2017 compared to $1.60 per share in 2016. In April 2017, we increased our quarterly dividend to $.45 per share, representing an increase of approximately 10% from our previous dividend rate of $.41 per share.

Share Repurchases

        From time to time, our Board of Directors ("Board") authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2017, we repurchased approximately 1.5 million shares of our common stock at an aggregate cost of $129.7 million. In 2016, we repurchased approximately 3.8 million shares of our common stock at an aggregate cost of $262.4 million.

        In April 2017, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. As of December 30, 2017, shares of our common stock in the aggregate amount of $625.2 million remained authorized for repurchase under this Board authorization. As of December 31, 2016, shares of our common stock in the aggregate amount of $104.9 million remained authorized under our previous Board authorization.

Proceeds from Exercises of Stock Options, net

        The number of stock options exercised was approximately .6 million, 1.4 million, and 2.5 million in 2017, 2016, and 2015, respectively. Refer to Note 12, "Long-Term Incentive Compensation," to the Consolidated Financial Statements for more information.

Tax Withholding for and Excess Tax Benefit from Stock-Based Compensation, Net

        In 2017, tax withholding for and excess tax benefit from stock-based compensation, net, reflected the impact of our adoption of the accounting guidance update related to stock-based payments described in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

        Property, plant and equipment, net, increased by approximately $183 million to $1.1 billion at year-end 2017, which primarily reflected purchases of property, plant and equipment, as well as the preliminary valuation of property, plant and equipment from the 2017 Acquisitions of approximately $66 million and the impact of foreign currency translation, partially offset by depreciation expense.

        Goodwill increased by approximately $192 million to $985.1 million at year-end 2017, which primarily reflected the preliminary valuation of goodwill associated with the 2017 Acquisitions and the impact of foreign currency translation.

        Other intangibles resulting from business acquisitions, net, increased by approximately $100 million to $166.3 million at year-end 2017, which primarily reflected the valuation of intangibles resulting from the 2017 Acquisitions and the impact of foreign currency translation, partially offset by amortization expense.

        Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

        Other assets increased by approximately $51 million to $453.4 million at year-end 2017, which primarily reflected an increase in the cash surrender value of our corporate-owned life insurance policies, an increase to tax-related deferred charges associated with the recent integration of an acquisition, and the impact of the 2017 Acquisitions, partially offset by amortization expense related to software and other deferred charges, net of purchases.

Shareholders' Equity Accounts

        The balance of our shareholders' equity increased by approximately $121 million to $1.05 billion at year-end 2017, which reflected current year net income, the use of treasury shares to settle exercises of stock options and vesting of stock-based awards and fund contributions to our U.S. defined contribution plan, and the net decrease in "Accumulated other comprehensive loss." These increases were partially offset by dividend payments and share repurchases.

        The balance of our treasury stock increased by approximately $85 million to $1.86 billion at year-end 2017, which primarily reflected share repurchase activity, partially offset by the use of treasury shares to settle exercises of stock options and vesting of stock-based awards and fund contributions to our U.S. defined contribution plan.

        Accumulated other comprehensive loss decreased by approximately $71 million to $680.5 million at year-end 2017 primarily due to the favorable impact of foreign currency translation and amortization of net actuarial losses related to our pension plans.

        Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impact of Foreign Currency Translation

(In millions)	2017	2016

Change in net sales	$29	$(147)
Change in net income from continuing operations	1	(12)

        In 2017, international operations generated approximately 76% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

        The favorable impact of foreign currency translation on net sales in 2017 compared to 2016 was primarily related to euro-denominated sales and sales in Brazil, partially offset by the unfavorable impact of foreign currency translation on sales in China.

Effect of Foreign Currency Transactions

        The impact on net income from transactions denominated in foreign currencies is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option and swap contracts where available and appropriate. We also utilize certain foreign-currency-denominated debt to mitigate our foreign currency translation exposure from our net investment in foreign operations.

Analysis of Selected Financial Ratios

        We utilize the financial ratios discussed below to assess our financial condition and operating performance.

Working Capital (Deficit) and Operational Working Capital Ratios

        Working capital (deficit) (current assets minus current liabilities), as a percentage of net sales, was 4% in 2017 compared to (1.6)% in 2016. The increase was primarily driven by increases in trade accounts receivable and inventories, as well as the decrease in short-term debt as a result of lower commercial paper borrowings, partially offset by an increase in accounts payable.

        Operational working capital, as a percentage of net sales, is reconciled with working capital (deficit) below. Our objective is to minimize our investment in operational working capital, as a percentage of sales, to maximize our cash flow and return on investment.

(In millions, except percentages)	2017	2016

(A) Working capital (deficit)	$266.1	$(99.5)
Reconciling items:
Cash and cash equivalents	(224.4)	(195.1)
Current refundable income taxes and other current assets	(217.3)	(182.8)
Assets held for sale	(6.3)	(6.8)
Short-term borrowings and current portion of long-term debt and capital leases	265.4	579.1
Current income taxes payable and other current accrued liabilities	699.2	583.3

(B) Operational working capital	$782.7	$678.2

(C) Net sales	$6,613.8	$6,086.5

Working capital (deficit), as a percentage of net sales (A) ÷ (C)	4.0%	(1.6)%

Operational working capital, as a percentage of net sales (B) ÷ (C)	11.8%	11.1%

Accounts Receivable Ratio

        The average number of days sales outstanding was 63 days in 2017 compared to 62 days in 2016, calculated using the four-quarter average accounts receivable balance divided by the average daily sales in 2017 and 2016, respectively. The increase in the average number of days sales outstanding reflected the impact of foreign currency translation and the timing of collections.

Inventory Ratio

        Average inventory turnover was 7.9 in 2017 compared to 8.2 in 2016, calculated using the annual cost of sales in 2017 and 2016, respectively, and divided by the four-quarter average inventory balance. The decrease in the average inventory turnover primarily reflected the timing of inventory purchases.

Accounts Payable Ratio

        The average number of days payable outstanding was 72 days in 2017 compared to 71 days in 2016, calculated using the four-quarter average accounts payable balance divided by the average daily cost of products sold in 2017 and 2016, respectively. The increase in average number of days payable outstanding primarily reflected the impact of foreign currency translation and the timing of vendor payments.

11 Avery Dennison Corporation 2017 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Debt to EBITDA Ratio

(In millions, except ratios)	2017	2016	2015

Net income	$281.8	$320.7	$274.3
Reconciling items:
Interest expense	63.0	59.9	60.5
Provision for income taxes	307.7	156.4	134.5
Depreciation	126.6	117.5	125.2
Amortization	52.1	62.5	62.9

EBITDA	$831.2	$717.0	$657.4

Total debt and capital leases	$1,581.7	$1,292.5	$1,058.9
Less cash and cash equivalents	(224.4)	(195.1)	(158.8)

Net debt	$1,357.3	$1,097.4	$900.1

Net debt to EBITDA ratio	1.6	1.5	1.4

        The net debt to EBITDA ratio was higher in 2017 compared to 2016 primarily due to higher net debt as a result of the issuance of €500 million of senior notes, a portion of which was used to repay commercial paper borrowings that we used to finance a portion of our acquisition of Mactac and the remainder of which was used for general corporate purposes and the 2017 Acquisitions, partially offset by higher EBITDA.

        The net debt to EBITDA ratio was higher in 2016 compared to 2015 primarily due to higher net debt as a result of higher commercial paper borrowings (primarily to fund the Mactac acquisition) and share repurchase activity, partially offset by higher EBITDA.

Financial Covenants

        Our revolving credit facility (the "Revolver") contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. As of December 30, 2017 and December 31, 2016, we were in compliance with our financial covenants.

Fair Value of Debt

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The increase in the fair value of our total debt from $1.31 billion at December 31, 2016 to $1.6 billion at December 30, 2017 primarily reflected our issuance of €500 million of senior notes in 2017, partially offset by a reduction in commercial paper borrowings in that year. Fair value amounts were determined based primarily on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information.

Capital Resources

        Capital resources include cash flows from operations, cash and cash equivalents and debt financing. At year-end 2017, we had cash and cash equivalents of $224.4 million held in accounts at third-party financial institutions.

        Our cash balances are held in numerous locations throughout the world. At year-end 2017, the majority of our cash and cash equivalents was held by our foreign subsidiaries.

        To meet U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries, and repatriating foreign earnings and profits. However, if we were to repatriate incremental foreign earnings and profits, we may be subject to withholding taxes imposed by foreign tax authorities and additional U.S. taxes due to the impact of foreign currency movements related to such earnings and profits.

        In November 2017, we amended and restated the Revolver, increasing the amount available from certain domestic and foreign banks from $700 million to $800 million. The amendment also extended the Revolver's maturity date to November 8, 2022. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $300 million, subject to lender approval and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.

        No balances were outstanding under the Revolver as of year-end 2017 or 2016. Commitment fees associated with the Revolver in 2017, 2016, and 2015 were $1.1 million, $1.1 million, and $1.9 million, respectively.

        In addition to the Revolver, we have significant short-term lines of credit available in various countries totaling approximately $330 million at December 30, 2017. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under our lines of credit were $76.1 million and $72.9 million at December 30, 2017 and December 31, 2016, respectively, with a weighted-average interest rate of 6.2% and 6.5%, respectively.

        In March 2016, we entered into an agreement to establish a Euro-Commercial Paper Program pursuant to which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes may vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by the Revolver. There are no financial covenants under this program. As of December 30, 2017, no balance was outstanding under this program.

        We had $183.8 million and $44.5 million of borrowings from U.S. commercial paper issuances outstanding at year-end 2017 and 2016, respectively, with a weighted-average interest rate of 1.8% and .9%, respectively.

        We had medium-term notes of $45 million outstanding at year-end 2017 and 2016.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

        Our total debt increased by approximately $289 million to $1.58 billion at year-end 2017 compared to $1.29 billion at year-end 2016, primarily reflecting the issuance of €500 million of senior notes, a portion of which we used to repay commercial paper borrowings used to finance a portion of our acquisition of Mactac and the remainder of which we used for general corporate purposes and to fund the 2017 Acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

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

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2017

	Payments Due by Period
(In millions)	Total	2018	2019	2020	2021	2022	Thereafter

Short-term borrowings	$259.9	$259.9	$–	$–	$–	$–	$–
Long-term debt	1,304.5	1.5	15.0	265.0	–	–	1,023.0
Payments related to long-term capital leases	37.2	6.2	6.2	5.6	5.3	4.8	9.1
Interest on long-term debt	283.2	41.6	41.6	31.5	27.1	27.1	114.3
Operating leases	189.7	48.2	35.8	26.3	18.2	13.6	47.6

Total contractual obligations	$2,074.5	$357.4	$98.6	$328.4	$50.6	$45.5	$1,194.0

        We enter into operating leases primarily for office and warehouse space and equipment for information technology, machinery, and transportation. The table above includes minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more.

        The table above does not include:

  •
  Purchase obligations or open purchase orders at year-end – It is impracticable for us to obtain this information or provide a reasonable estimate thereof due to the decentralized nature of our purchasing systems. In addition, purchase orders are generally entered into at fair value and cancelable without penalty.
  •
  Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans – Benefits under our funded pension plans are paid through a trust or trust equivalent. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included as we are not able to estimate required contributions to the trust or trust equivalent. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for information regarding expected contributions to these plans.
  •
  Pension and postretirement benefit payments – As of December 30, 2017, we had unfunded benefit obligations from certain defined benefit plans. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information, including expected benefit payments over the next 10 years.
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
  •
  Unrecognized tax benefits of $108.7 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.
  •
  The TCJA transition tax – We estimated a provisional cash tax impact related to the transition tax resulting from the TCJA to be approximately $27.8 million, which we will elect, to pay over a period of eight years, free of interest, with the first installment due in 2018 and the final installment due in 2025. This amount may materially change pending completion of the analysis related to the impact of the TCJA following the guidance of SEC Staff Accounting Bulletin No. 118 ("SAB 118"). Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.
  •
  Contingent consideration liabilities – The amounts to be paid for earn-out payments related to certain of the 2017 Acquisitions are subject to the acquired company's achievement of certain performance targets and may differ from the amounts accrued as of December 30, 2017. Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information.
13 Avery Dennison Corporation 2017 Annual Report

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

Goodwill

        Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. In performing the required impairment tests, we perform a quantitative assessment, primarily consisting of a present value (discounted cash flow) method, to determine the fair value of the reporting units with goodwill. For certain reporting units the goodwill of which is acquired in the current period, we perform a qualitative assessment to determine whether a quantitative assessment was necessary. We perform our annual impairment test of goodwill during the fourth quarter.

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

        We compare the fair value of each reporting unit to its carrying amount, and to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill of that reporting unit.

        In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions. Our annual impairment analysis in the fourth quarter of 2017 indicated that the fair values of our reporting units exceeded their respective carrying amounts, including goodwill. The fair values of the reporting units tested exceeded their carrying amounts by 100% or more.

Pension and Postretirement Benefits

        Assumptions used in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changes in market conditions or participant population, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related costs.

Discount Rate

        In consultation with our actuaries, we annually review and determine the discount rates to be used in valuing our postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. As of December 30, 2017, a .25% increase in the discount rate in the U.S. would have decreased our year-end projected benefit obligation by approximately $30 million and increased expected periodic benefit cost for the coming year by approximately $.1 million. Conversely, a .25% decrease in the discount rate in the U.S. would have increased our year-end projected benefit obligation by approximately $31 million and decreased expected periodic benefit cost for the coming year by approximately $.2 million. As of December 30, 2017, a .25% increase in the discount rate associated with our international plans would have decreased our year-end projected benefit obligation by $40 million and increased expected periodic benefit cost for the coming year by approximately $2 million. Conversely, a .25% decrease in the discount rate associated with our international plans would have increased our year-end projected benefit obligation by approximately $43 million and decreased expected periodic benefit cost for the coming year by approximately $3 million.

        In 2016, we began using the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we applied multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of the plans' liability cash flows to the corresponding rates on the yield curve. Historically, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the

14

Management's Discussion and Analysis of Financial Condition and Results of Operations

equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of .25% on the long-term return on assets in the U.S. would have decreased or increased, respectively, our 2017 periodic benefit cost by approximately $2 million. An increase or decrease of .25% on the long-term return on assets associated with our international plans would have decreased or increased, respectively, our 2017 periodic benefit cost by approximately $2 million.

Taxes Based on Income

        Deferred income tax assets represent amounts available to reduce income taxes payable in future years. These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Our assessment of these sources of income relies heavily on estimates. Our forecasted earnings by jurisdiction are determined by the manner in which we operate our business and any changes to our operations may affect our effective tax rate. For example, our future income tax rate could be adversely affected by earnings being lower than anticipated in jurisdictions in which we carry significant deferred tax assets. We use historical experience along with operating forecasts to evaluate expected future taxable income. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established in the period we make such a determination. A tax planning strategy is defined as "an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets."

        Our income tax rate is significantly affected by the different tax rates applicable in the jurisdictions in which we do business. For example, the TCJA had a significant impact on our effective tax rate for the fourth quarter of 2017. Additionally, our effective tax rate depends on the extent earnings are indefinitely reinvested outside the U.S. Indefinite reinvestment is determined using management's judgment about our ability and intent concerning estimates of our future financial results, cash flows, capital investment plans and our actions to return cash to shareholders.

        Furthermore, our current income tax provision reflects certain tax incentives realized through the application of lower income tax rates in certain jurisdictions that may be subject to expirations absent of options to renew or other replacements.

        Changes in accounting for intercompany transactions may also affect our effective tax rate. For example, with the adoption of the accounting guidance update related to intra-entity sales and transfers of assets other than inventory effective January 1, 2018, as described in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements, the income tax effects of an intercompany transfer will be recognized in the period in which the transfer occurs, rather than amortized over time, which may increase the impact of the transfer on our effective tax rate in a particular period.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

        Tax laws are complex and subject to different interpretations by taxpayers and governmental taxing authorities. We review our tax positions quarterly and adjust the balances as new information becomes available. Significant judgment is required in determining our tax expense and evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of any governmental authorities exercising jurisdiction over our operations. For example, the European Commission has conducted investigations in multiple countries focusing on whether local country tax rulings or tax legislation provides preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including the Netherlands, Luxembourg, Belgium, and Ireland, have provided illegal state aid in certain cases. We continue to monitor state aid developments since they involve jurisdictions in which we have significant operations, and consider these matters in determining our uncertain tax positions.

        Our income tax provision for fiscal year 2017 includes the estimated impact of the TCJA enacted in the U.S. on December 22, 2017. The TCJA significantly revises U.S. corporate income taxation by, among other changes, lowering corporate income tax rates, implementing a modified territorial tax regime, and imposing a one-time transition tax through a deemed repatriation of accumulated untaxed earnings and profits of foreign subsidiaries. Due to the magnitude of changes adopted by the TCJA and uncertainties pending further regulatory and interpretative guidance, our results of operations may be affected in the future. Complying with the TCJA and accounting for its provisions will require accumulation of information not previously required or regularly produced, hence, we included a reasonable estimate ("provisional amount") of the impact of the TCJA on our tax provision following the guidance of SAB 118. The final impact of the TCJA may materially differ from the provisional amount, due to, among other things, further refinement of our estimates in calculating the effect, changes in interpretations and assumptions, regulatory and administrative guidance, changes to certain estimates and amounts related to earnings and profits of and taxes paid by certain foreign subsidiaries, and actions we may take as a result of the TCJA.

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

15 Avery Dennison Corporation 2017 Annual Report

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

        The fair value of RSUs and the component of PUs that is subject to achievement of performance objectives based on a financial performance condition is determined based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends.

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

Valuation of Cash-Based Awards

        Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. LTI Units are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

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

        Our objective in managing our exposure to foreign currency changes is to reduce the risk to our earnings and cash flow associated with foreign exchange rate changes. As a result, we enter into foreign exchange forward, option and swap contracts to reduce risks associated with the value of our existing foreign currency assets, liabilities, firm commitments and anticipated foreign revenues and costs, when available and appropriate. The gains and losses on these contracts are intended to offset changes in the related exposures. We do not hedge our foreign currency translation exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our net income. We also utilize certain foreign-currency-denominated debt to mitigate our foreign currency translation exposure from our net investment in foreign operations.

        Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve our objectives, we may periodically use interest rate contracts to manage our exposure to interest rate changes.

        Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with natural gas anticipated to be used in manufacturing and operations. These amounts are not material to our financial statements.

        In the normal course of operations, we also face other risks that are either non-financial or non-quantifiable. These risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk and litigation and compliance risk, which are not reflected in the analyses that follow.

Foreign Exchange Value-At-Risk

        We use a Value-At-Risk ("VAR") model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. VAR model estimates were made assuming normal market conditions. The model includes foreign exchange derivative contracts. Forecasted transactions, firm commitments, and accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

        In both 2017 and 2016, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

        The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was $1.1 million at year-end 2017 and $1.6 million at year-end 2016.

        The VAR model is a risk analysis tool and does not represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity

        In 2017, an assumed 30 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have increased interest expense by approximately $.7 million.

        In 2016, an assumed 20 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have increased interest expense by approximately $.5 million.

16

Consolidated Balance Sheets

(Dollars in millions, except per share amount)	December 30, 2017	December 31, 2016

Assets
Current assets:
Cash and cash equivalents	$224.4	$195.1
Trade accounts receivable, less allowances of $36.2 and $47.8 at year-end 2017 and 2016, respectively	1,180.3	1,001.0
Inventories, net	609.6	519.1
Refundable income taxes	28.9	30.3
Assets held for sale	6.3	6.8
Other current assets	188.4	152.5

Total current assets	2,237.9	1,904.8
Property, plant and equipment, net	1,097.9	915.2
Goodwill	985.1	793.6
Other intangibles resulting from business acquisitions, net	166.3	66.7
Non-current deferred income taxes	196.3	313.2
Other assets	453.4	402.9

	$5,136.9	$4,396.4

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and capital leases	$265.4	$579.1
Accounts payable	1,007.2	841.9
Accrued payroll and employee benefits	248.5	217.4
Accrued trade rebates	112.3	95.2
Income taxes payable	49.2	37.9
Other accrued liabilities	289.2	232.8

Total current liabilities	1,971.8	2,004.3
Long-term debt and capital leases	1,316.3	713.4
Long-term retirement benefits and other liabilities	629.3	660.9
Non-current deferred and payable income taxes	173.3	92.3
Commitments and contingencies (see Notes 7 and 8)
Shareholders' equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2017 and 2016; issued – 124,126,624 shares at year-end 2017 and 2016; outstanding – 88,011,541 shares and 88,308,860 shares at year-end 2017 and 2016, respectively	124.1	124.1
Capital in excess of par value	862.6	852.0
Retained earnings	2,596.7	2,473.3
Treasury stock at cost, 36,115,083 shares and 35,817,764 shares at year-end 2017 and 2016, respectively	(1,856.7)	(1,772.0)
Accumulated other comprehensive loss	(680.5)	(751.9)

Total shareholders' equity	1,046.2	925.5

	$5,136.9	$4,396.4

See Notes to Consolidated Financial Statements

17 Avery Dennison Corporation 2017 Annual Report

Consolidated Statements of Income

(In millions, except per share amounts)	2017	2016	2015

Net sales	$6,613.8	$6,086.5	$5,966.9
Cost of products sold	4,801.6	4,386.8	4,321.1

Gross profit	1,812.2	1,699.7	1,645.8
Marketing, general and administrative expense	1,123.2	1,097.5	1,108.1
Other expense, net	36.5	65.2	68.3
Interest expense	63.0	59.9	60.5

Income from continuing operations before taxes	589.5	477.1	408.9
Provision for income taxes	307.7	156.4	134.5

Income from continuing operations	281.8	320.7	274.4
Loss from discontinued operations, net of tax	–	–	(.1)

Net income	$281.8	$320.7	$274.3

Per share amounts:
Net income per common share:
Continuing operations	$3.19	$3.60	$3.01
Discontinued operations	–	–	–

Net income per common share	$3.19	$3.60	$3.01

Net income per common share, assuming dilution:
Continuing operations	$3.13	$3.54	$2.95
Discontinued operations	–	–	–

Net income per common share, assuming dilution	$3.13	$3.54	$2.95

Dividends per common share	$1.76	$1.60	$1.46

Weighted average number of shares outstanding:
Common shares	88.3	89.1	91.0
Common shares, assuming dilution	90.1	90.7	92.9

See Notes to Consolidated Financial Statements

18

Consolidated Statements of Comprehensive Income

(In millions)	2017	2016	2015

Net income	$281.8	$320.7	$274.3
Other comprehensive income (loss), net of tax:
Foreign currency translation:
Translation gain (loss)	56.4	(53.7)	(139.0)
Pension and other postretirement benefits:
Net loss recognized from actuarial gain/loss and prior service cost/credit	(3.0)	(62.9)	(18.9)
Reclassifications to net income	19.3	44.2	22.9
Cash flow hedges:
(Losses) gains recognized on cash flow hedges	(2.2)	.7	(.5)
Reclassifications to net income	.9	2.8	(2.0)

Other comprehensive income (loss), net of tax	71.4	(68.9)	(137.5)

Total comprehensive income, net of tax	$353.2	$251.8	$136.8

See Notes to Consolidated Financial Statements

19 Avery Dennison Corporation 2017 Annual Report

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total

Balance as of January 3, 2015	$124.1	$823.9	$2,116.5	$(1,471.3)	$(545.5)	$1,047.7
Net income	–	–	274.3	–	–	274.3
Other comprehensive loss, net of tax	–	–	–	–	(137.5)	(137.5)
Repurchase of 3,858,376 shares for treasury	–	–	–	(232.3)	–	(232.3)
Issuance of 3,019,001 shares under stock-based compensation plans, including tax of $10.6	–	10.1	11.8	104.5	–	126.4
Contribution of 348,116 shares to 401(k) Plan	–	–	8.1	12.1	–	20.2
Dividends: $1.46 per share	–	–	(133.1)	–	–	(133.1)

Balance as of January 2, 2016	$124.1	$834.0	$2,277.6	$(1,587.0)	$(683.0)	$965.7
Net income	–	–	320.7	–	–	320.7
Other comprehensive loss, net of tax	–	–	–	–	(68.9)	(68.9)
Repurchase of 3,781,528 shares for treasury	–	–	–	(262.4)	–	(262.4)
Issuance of 1,842,165 shares under stock-based compensation plans, including tax of $12.3	–	18.0	7.7	67.2	–	92.9
Contribution of 280,526 shares to 401(k) Plan	–	–	9.8	10.2	–	20.0
Dividends: $1.60 per share	–	–	(142.5)	–	–	(142.5)

Balance as of December 31, 2016	$124.1	$852.0	$2,473.3	$(1,772.0)	$(751.9)	$925.5
Net income	–	–	281.8	–	–	281.8
Other comprehensive income, net of tax	–	–	–	–	71.4	71.4
Repurchase of 1,488,890 shares for treasury	–	–	–	(129.7)	–	(129.7)
Issuance of 960,656 shares under stock-based compensation plans	–	10.6	(14.4)	36.2	–	32.4
Contribution of 230,915 shares to 401(k) Plan	–	–	11.5	8.8	–	20.3
Dividends: $1.76 per share	–	–	(155.5)	–	–	(155.5)

Balance as of December 30, 2017	$124.1	$862.6	$2,596.7	$(1,856.7)	$(680.5)	$1,046.2

See Notes to Consolidated Financial Statements

20

Consolidated Statements of Cash Flows

(In millions)	2017	2016	2015

Operating Activities
Net income	$281.8	$320.7	$274.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	126.6	117.5	125.2
Amortization	52.1	62.6	63.1
Provision for doubtful accounts and sales returns	37.6	54.4	46.5
Net losses from asset impairments and sales/disposals of assets	1.4	1.5	12.2
Stock-based compensation	30.2	27.2	26.3
Loss from settlement of pension obligations	–	41.4	–
Deferred income taxes	151.6	52.3	12.9
Other non-cash expense and loss	53.9	46.2	50.1
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(141.2)	(88.2)	(135.9)
Inventories	(14.9)	(19.6)	(34.4)
Other current assets	(6.5)	(7.6)	3.9
Accounts payable	83.4	31.6	65.5
Accrued liabilities	(.6)	32.4	7.0
Taxes on income	29.6	(14.1)	(23.7)
Other assets	(11.8)	(1.2)	(.3)
Long-term retirement benefits and other liabilities	(23.1)	(71.8)	(19.0)

Net cash provided by operating activities	650.1	585.3	473.7

Investing Activities
Purchases of property, plant and equipment	(190.5)	(176.9)	(135.8)
Purchases of software and other deferred charges	(35.6)	(29.7)	(15.7)
Proceeds from sales of property, plant and equipment	6.0	8.5	7.6
Purchases of investments, net	(8.3)	(.1)	(.5)
Payments for acquisitions, net of cash acquired, and investments in businesses	(319.3)	(237.2)	–
Other	–	–	1.5

Net cash used in investing activities	(547.7)	(435.4)	(142.9)

Financing Activities
Net (decrease) increase in borrowings (maturities of three months or less)	(89.2)	234.9	(98.4)
Additional long-term borrowings	542.9	–	–
Repayments of long-term debt	(253.8)	(2.7)	(7.4)
Dividend payments	(155.5)	(142.5)	(133.1)
Share repurchases	(129.7)	(262.4)	(232.3)
Proceeds from exercises of stock options, net	22.0	71.0	104.0
Tax withholding for and excess tax benefit from stock-based compensation, net	(20.6)	(4.5)	(.1)

Net cash used in financing activities	(83.9)	(106.2)	(367.3)

Effect of foreign currency translation on cash balances	10.8	(7.4)	(11.9)

Increase (decrease) in cash and cash equivalents	29.3	36.3	(48.4)
Cash and cash equivalents, beginning of year	195.1	158.8	207.2

Cash and cash equivalents, end of year	$224.4	$195.1	$158.8

See Notes to Consolidated Financial Statements

21 Avery Dennison Corporation 2017 Annual Report

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

Principles of Consolidation

        The consolidated financial statements include the accounts of majority-owned and controlled subsidiaries. Intercompany accounts, transactions, and profits are eliminated in consolidation. We apply the equity method of accounting for investments in which we have significant influence but not a controlling interest.

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2017, 2016, and 2015 fiscal years consisted of 52-week periods ending December 30, 2017, December 31, 2016, and January 2, 2016, respectively.

Financial Presentation

        As further discussed in Note 16, "Supplemental Financial Information," we have classified certain costs associated with the divestiture of our former Office and Consumer Products ("OCP") and Designed and Engineered Solutions ("DES") businesses as discontinued operations in the Consolidated Statements of Income for fiscal year 2015. Unless otherwise noted, the results and financial condition of discontinued operations have been excluded from the notes to our Consolidated Financial Statements.

Accounting Guidance Update

        In the first quarter of 2017, we adopted an accounting guidance update that simplifies several aspects of the accounting for stock-based payment transactions. As a result of adopting this update, beginning in the first quarter of 2017, (i) the tax effects related to stock-based payments at settlement or expiration were recognized through the income statement, a change from the previous requirement that certain tax effects be recognized in capital in excess of par value, and, as required by this guidance, this change was applied prospectively, and (ii) all tax-related cash flows resulting from stock-based payments were reported as operating activities on the statements of cash flows, a change from the previous requirement to present excess tax benefits as an inflow from financing activities and an outflow from operating activities, and, as permitted by this update, these changes were applied prospectively. Refer to Note 14, "Taxes Based on Income," for more information.

        In the third quarter of 2017, we adopted an accounting guidance update that simplifies the measurement of goodwill impairment. This guidance update eliminates step two of the goodwill impairment test, so that goodwill impairment is the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Our adoption of this guidance update did not have a significant impact on our financial position, results of operations, cash flows, or disclosures.

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

        No single customer represented 10% or more of our net sales in, or trade accounts receivable at, year-end 2017 or 2016. However, during 2017, 2016, and 2015, our ten largest customers by net sales represented approximately 15%, 14%, and 15% of our net sales, respectively. As of December 30, 2017 and December 31, 2016, our ten largest customers by trade accounts receivable represented approximately 14% of our trade accounts receivable. These customers were concentrated primarily in our Label and Graphic Materials reportable segment. We generally do not require our customers to provide collateral.

Inventories

        Inventories are stated at the lower of cost or net realizable value and categorized as raw materials, work-in-progress, or finished goods. Cost is determined using the first-in, first-out method. Inventory reserves are recorded to cost of products sold for damaged, obsolete, excess and slow-moving inventory and we establish a lower cost basis for the inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product, level of usage, and the length of time the product has been included in inventory.

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

22

Notes to Consolidated Financial Statements

retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.

Software

        We capitalize internal and external software costs incurred during the application development stage of software development, including costs incurred for design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. Internal and external software costs during the preliminary project stage are expensed, as are those costs during the post-implementation and/or operation stage, including internal and external training costs and maintenance costs. Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.

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

Goodwill and Other Intangibles Resulting from Business Acquisitions

        Business combinations are accounted for using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patents and other acquired technology, and trade names and trademarks.

        In performing the required impairment tests, we perform a quantitative assessment, primarily consisting of a present value (discounted cash flow) method, to determine the fair value of the reporting units with goodwill. For certain reporting units the goodwill of which was acquired in the current period, we perform a qualitative assessment to determine whether a quantitative assessment is necessary. We perform our annual impairment test of goodwill during the fourth quarter.

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

        We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill of that reporting unit.

        In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including sales, operating margins, growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

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

Financial Instruments

        We enter into foreign exchange derivative contracts to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. We enter into interest rate contracts to help manage our exposure to certain interest rate fluctuations. We also enter into futures contracts to hedge certain price fluctuations for a portion of our anticipated domestic purchases of natural gas. The maximum length of time for which we hedge our exposure to the variability in future cash flows for forecasted transactions is 36 months.

        On the date we enter into a derivative contract, we determine whether the derivative will be designated as a hedge. Derivatives designated as hedges are classified as either (1) hedges of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value" hedges) or (2) hedges of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability ("cash flow" hedges). Other derivatives not designated as hedges are recorded on the balance sheets at fair value, with changes in fair value recognized in earnings. Our policy is not to purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

23 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

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

        We also utilize certain foreign-currency-denominated debt to mitigate our foreign currency translation exposure from our net investment in foreign operations.

        See also Note 5, "Financial Instruments," for more information.

Fair Value Measurements

        We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.

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

Long-Term Incentive Compensation

        The accounting guidance update that simplifies several aspects of the accounting for stock-based payment transactions provided an accounting policy election in accounting for forfeitures of stock-based awards. We elected to continue our current practice of estimating expected forfeitures in determining the compensation cost to be recognized each period, rather than accounting for forfeitures as they occur.

        No long-term incentive compensation expense was capitalized in 2017, 2016, or 2015.

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

        The fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective based on a financial performance condition is determined based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends.

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

24

Notes to Consolidated Financial Statements

in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

        Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. LTI Units are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

        See also Note 12, "Long-term Incentive Compensation," for more information.

Taxes Based on Income

        Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. We recognize and measure our uncertain tax positions following the more likely than not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return.

        Our income tax provision for fiscal year 2017 includes the estimated impact of the TCJA enacted in the U.S. on December 22, 2017. The TCJA significantly revises U.S. corporate income taxation, among other changes, lowering corporate income tax rates, implementing a modified territorial tax regime, and imposing a one-time transition tax through a deemed repatriation of accumulated untaxed earnings and profits of foreign subsidiaries. We include a reasonable estimate ("provisional amount") of the impact of the TCJA on our tax provision following the guidance of SAB 118. The final impact of the TCJA may differ from the provisional amount as included, possibly materially, due to, among other things, further refinement of our calculations, changes in interpretations and assumptions we have made, regulatory and administrative guidance that may be issued, and actions we may take as a result of the TCJA.

        See also Note 14, "Taxes Based on Income," for more information.

Recent Accounting Requirements

        In February 2018, the Financial Accounting Standards Board ("FASB") issued guidance that provides entities with the option to reclassify certain tax effects of the TCJA in accumulated other comprehensive income to retained earnings. This guidance can be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal income tax rate pursuant to the TCJA is recognized. The guidance is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted for reporting periods for which financial statements have yet to be issued or made available for issuance. We are currently assessing the impact of this guidance on our financial position and disclosures.

        In August 2017, the FASB issued amended guidance to improve the financial reporting of hedging relationships to better reflect the economic results of an entity's risk management activities in its financial statements, as well as to simplify the application of hedge accounting. The amended presentation and disclosure guidance is required prospectively. The guidance will be effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. We are currently assessing the impact of this guidance on our financial position, results of operations, cash flows, and disclosures.

        In May 2017, the FASB issued amended guidance that provides clarity on which changes to share-based awards are considered substantive and require modification accounting to be applied. This guidance is effective for interim and annual periods beginning after December 15, 2017. We do not regularly modify the terms and conditions of share-based awards and do not believe our adoption of this amended guidance will have a significant effect on our financial position, results of operations, cash flows, and disclosures.

        In March 2017, the FASB issued guidance that requires employers with defined benefit plans to present only the service cost component of net periodic benefit cost in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Employers are required to present the other components of the net periodic benefit cost separately from the line item(s) that includes the service cost and outside of any subtotal of operating income. Components other than the service cost component will not be eligible for capitalization in assets. Employers are required to apply the guidance on the presentation of the components of net periodic benefit cost in the income statement retrospectively, while the guidance that limits the capitalization of net periodic benefit cost in assets to the service cost component must be applied prospectively. This guidance is effective for interim and annual periods beginning after December 15, 2017. The non-service cost components of net periodic pension cost totaled approximately $18 million and $53 million for the years ended 2017 and 2016, respectively. The amount in 2016 included a recognized loss on settlement of pension obligations of approximately $41 million. We do not expect this guidance to have a significant impact on the presentation of our results of operations and disclosures.

        In January 2017, the FASB issued guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities qualifies as a business. This guidance is for fiscal years and interim periods beginning after December 15, 2017 and early adoption is permitted. We do not anticipate that our adoption of this guidance will have a significant impact on our financial position, results of operations, cash flows, and disclosures.

        In October 2016, the FASB issued guidance that requires companies to recognize the income tax effects of intra-entity sales and transfers of assets other than inventory in the period in which they occur. This guidance is effective for fiscal years and interim periods beginning after December 15, 2017. The guidance requires modified retrospective adoption. Upon adoption, we expect to derecognize tax-related deferred charges, including tax-related deferred charges recorded in 2017, and recognize deferred taxes related to certain intra-entity asset transfers as a net reduction to retained earnings. Refer to Note 14, "Taxes Based on Income," for more information. We do not believe adoption of this guidance will have a significant effect on our financial position, results of operations, cash flows, and disclosures.

        In August 2016, the FASB issued guidance to reduce the diversity in the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance requires retrospective adoption and is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. Based on the information we have to date, we do not anticipate that the adoption of this guidance will have a significant impact on our cash flows.

25 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

        In March 2016, and in subsequent updates, the FASB issued revised guidance on accounting for leases that requires lessees to recognize the rights and obligations created by leases on their balance sheets. This guidance, which will be effective for interim and annual periods beginning after December 15, 2018, also requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. Early adoption is permitted. We expect to adopt this guidance as of the effective date. A modified retrospective approach is required for adoption with respect to all leases that exist at or commence after the date of initial application, with an option to use certain practical expedients. The guidance provides an optional transition practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under the current guidance. We are currently assessing the impact of this guidance on our financial position, results of operations, cash flows, and disclosures, and expect its adoption to have a significant impact on our financial position and disclosures.

        In May 2014, and in subsequent updates, the FASB issued revised guidance on revenue recognition. This revised guidance provides a single comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This revised guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. This revised guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This revised guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and can be applied retrospectively either to each prior reporting period presented ("full retrospective") or with the cumulative effect of adoption recognized at the date of initial application ("modified retrospective"). We will adopt the new standard under the modified retrospective approach in the first quarter of 2018. To prepare for this adoption, we established a project plan and cross-functional team to manage the assessment, design, and implementation of this new guidance. Based on the information we have evaluated to date, we do not anticipate that the adoption of this revised guidance will have a significant impact on our financial position, results of operations, or cash flows. However, our evaluation of the impact could change if we enter into new revenue arrangements in the future or interpretations of the new guidance evolve. Upon adoption of this revised guidance, allowances for customer returns, currently presented as a reduction of trade accounts receivable, will be classified as a returns liability. Our allowance for customer returns was $11.1 million and $10 million as of December 30, 2017 and December 31, 2016, respectively. The value of return assets is not expected to be significant. Effective beginning on the first day of our 2018 fiscal year, we have implemented appropriate changes to processes, policies, systems, and controls to support revenue recognition and disclosures in accordance with the revised guidance.

NOTE 2. ACQUISITIONS

        On June 23, 2017, we completed the stock acquisition of Yongle Tape Ltd. ("Yongle Tape"), a China-based manufacturer of specialty tapes and related products used in a variety of industrial markets, from Yongle Tape's management and Shaw Kwei & Partners.

        On May 19, 2017, we completed the stock acquisition of Finesse Medical Limited ("Finesse Medical"), an Ireland-based manufacturer of healthcare products used in the management of wound care and skin conditions, from Finesse Medical's management.

        On March 1, 2017, we completed the net asset acquisition of Hanita Coatings Rural Cooperative Association Limited and stock acquisition of certain of its subsidiaries ("Hanita"), an Israel-based pressure-sensitive manufacturer of specialty films and laminates, from Kibbutz Hanita Coatings and Tene Investment Funds.

        We expect the acquisitions of Yongle Tape, Finesse Medical, and Hanita (collectively, the "2017 Acquisitions") to expand our product portfolio and provide new growth opportunities.

        The aggregate purchase consideration for these acquisitions, which is subject to customary post-closing adjustments, was approximately $360 million. This included $15 million of payments based on Yongle Tape's achievement of certain pre-acquisition performance targets. The 2017 Acquisitions were funded through cash and existing credit facilities. In addition to the cash paid at the closing of the 2017 Acquisitions, certain sellers are eligible for earn-out payments of up to approximately $45 million related to the achievement of certain performance targets for 2017 and 2018. Based on our current estimates, we have accrued approximately $45 million for these additional earn-out payments, which has been included in the $360 million of aggregate purchase consideration.

        Consistent with the allowable time to complete our assessment, the valuations of certain acquired assets and liabilities, including environmental liabilities and income taxes, are currently pending.

        The 2017 Acquisitions were not material, individually or in the aggregate, to our Consolidated Financial Statements.

        On August 1, 2016, we completed the acquisition of the European business of Mactac ("Mactac") from Platinum Equity through the purchase of Evergreen Holdings V, LLC. Mactac manufactures pressure-sensitive materials that primarily complement our existing graphics portfolio. The total consideration for this acquisition, net of cash received, was approximately $220 million, which we funded primarily through existing credit facilities. This acquisition was not material to our Consolidated Financial Statements.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

        Results from our annual goodwill impairment test in the fourth quarter of 2017 indicated that no impairment occurred during 2017. The fair value of these assets was primarily based on Level 3 inputs.

Notes to Consolidated Financial Statements

        Changes in the net carrying amount of goodwill for 2017 and 2016 by reportable segment were as follows:

(In millions)	Label and Graphic Materials	Retail Branding and Information Solutions	Industrial and Healthcare Materials	Total

Goodwill as of January 2, 2016	$277.9	$408.3	$–	$686.2
Acquisitions (1)	107.8	–	14.3	122.1
Transfer (2)	–	(53.1)	53.1	–
Translation adjustments	(12.4)	(1.3)	(1.0)	(14.7)

Goodwill as of December 31, 2016	373.3	353.9	66.4	793.6
2017 Acquisitions (1)	17.5	–	125.5	143.0
Acquisition adjustments (3)	4.8	–	.7	5.5
Translation adjustments	33.9	1.5	7.6	43.0

Goodwill as of December 30, 2017	$429.5	$355.4	$200.2	$985.1

(1)
Goodwill acquired in 2016 primarily related to the Mactac acquisition. Goodwill acquired in 2017 related to the acquisitions of Hanita, which is included in our Label and Graphic Materials ("LGM") reportable segment, and Finesse Medical and Yongle Tape, which are included in our Industrial and Healthcare Materials ("IHM") reportable segment.
(2)
In connection with our 2016 change in operating structure, we allocated goodwill associated with our fastener solutions reporting unit from our Retail Branding and Information Solutions ("RBIS") reportable segment to IHM based on the relative fair values of our fastener solutions and RBIS reporting units. Prior to 2016, no reporting units within IHM had allocated goodwill. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.
(3)
Goodwill purchase price allocation adjustments related to the acquisition of Mactac in August 2016.

        The carrying amounts of goodwill at December 30, 2017 and December 31, 2016 were net of accumulated impairment losses of $820 million recognized in fiscal year 2009 by our RBIS reportable segment.

        In connection with the 2017 Acquisitions, we recognized goodwill based on our expectation of synergies and other benefits from acquiring these businesses. We expect the majority of the recognized goodwill related to the Hanita acquisition to be deductible for income tax purposes.

Indefinite-Lived Intangible Assets

        Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred in 2017.

        The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $21.2 million and $20.3 million at December 30, 2017 and December 31, 2016, respectively. In connection with the Mactac acquisition in 2016, we acquired approximately $13 million of indefinite-lived intangible assets, which consist of trade names. These intangible assets were not subject to amortization as they were classified as indefinite-lived assets.

Finite-Lived Intangible Assets

        In connection with the 2017 Acquisitions, we acquired approximately $110 million of identifiable intangible assets, which consisted of customer relationships, trade names and trademarks, and patents and other acquired technology. We utilized the income approach to estimate the fair values of the identifiable intangibles associated with the 2017 Acquisitions, using primarily Level 3 inputs. The discount rates we used to value these assets were between 11% and 16.5%.

        The table below summarizes the preliminary amounts and weighted useful lives of these intangible assets:

	Amount (in millions)	Weighted-average amortization period (in years)

Customer relationships	$71.5	16
Patents and other acquired technology	34.0	8
Trade names and trademarks	4.2	6

        In connection with the Mactac acquisition in 2016, we acquired approximately $29 million of identifiable intangible assets, which consisted of customer relationships and patents and other acquired technology. We utilized an income approach to estimate the fair values of the identifiable intangibles acquired from Mactac, using primarily Level 3 inputs. The discount rates we used to value these assets were between 10.5% and 12.5%.

27 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

        The table below summarizes the amounts and weighted useful lives of these intangible assets:

	Amount (in millions)	Weighted-average amortization period (in years)

Customer relationships	$26.1	15
Patents and other acquired technology	2.5	4

        Refer to Note 2, "Acquisitions," for more information.

        The following table sets forth our finite-lived intangible assets resulting from business acquisitions at December 30, 2017 and December 31, 2016, which continue to be amortized:

	2017			2016
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships (1)	$329.2	$226.4	$102.8	$247.1	$209.4	$37.7
Patents and other acquired technology (1)	86.9	51.3	35.6	52.0	46.7	5.3
Trade names and trademarks (2)	27.7	21.0	6.7	21.4	18.2	3.2
Other intangibles	12.0	12.0	–	11.7	11.5	.2

Total	$455.8	$310.7	$145.1	$332.2	$285.8	$46.4

(1)
Includes respective finite-lived intangible assets acquired from the 2017 Acquisitions and the Mactac acquisition.
(2)
Includes respective finite-lived intangible assets acquired from the 2017 Acquisitions.

        Amortization expense for finite-lived intangible assets resulting from business acquisitions was $18.6 million for 2017, $19.9 million for 2016, and $20.5 million for 2015.

        The estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

(In millions)	Estimated Amortization Expense

2018	$14.7
2019	13.9
2020	12.0
2021	11.8
2022	10.8

NOTE 4. DEBT AND CAPITAL LEASES

Short-Term Borrowings

        We had $183.8 million and $44.5 million of borrowings from U.S. commercial paper issuances outstanding at December 30, 2017 and December 31, 2016, respectively, with a weighted-average interest rate of 1.79% and .9%, respectively.

        In March 2016, we entered into an agreement to establish a Euro-Commercial Paper Program pursuant to which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes may vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our revolving credit facility (the "Revolver"). There are no financial covenants under this program. As of December 30, 2017, there was no balance outstanding under this program.

Short-Term Credit Facilities

        In November 2017, we amended and restated the Revolver, increasing the amount available from certain domestic and foreign banks from $700 million to $800 million. The amendment also extended the Revolver's maturity date to November 8, 2022. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $300 million, subject to lender approval and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.

        No balance was outstanding under the Revolver as of December 30, 2017 or December 31, 2016. Commitment fees associated with the Revolver in 2017, 2016, and 2015 were $1.1 million, $1.1 million, and $1.9 million, respectively.

        In addition to the Revolver, we have significant short-term lines of credit available in various countries totaling approximately $330 million at December 30, 2017. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under our lines of credit were $76.1 million and $72.9 million at December 30, 2017 and December 31, 2016, respectively, with a weighted-average interest rate of 6.2% and 6.5%, respectively.

        From time to time, certain of our subsidiaries provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.

Long-Term Borrowings and Capital Leases

        In March 2017, we issued €500 million of senior notes, due March 2025. The senior notes bear an interest rate of 1.25% per year, payable annually in arrears. The net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, were

Notes to Consolidated Financial Statements

$526.6 million (€495.5 million), a portion of which we used to repay commercial paper borrowings used to finance a portion of our acquisition of Mactac, and the remainder of which we used for general corporate purposes and the 2017 Acquisitions. We designated the senior notes as a net investment hedge of our investment in foreign operations. Refer to Note 5, "Financial Instruments," for more information.

        In October 2017, we repaid $250 million of senior notes at maturity using U.S. commercial paper borrowings.

        Long-term debt, including its respective interest rates, and capital lease obligations at year-end consisted of the following:

(In millions)	2017	2016

Long-term debt and capital leases
Medium-term notes:
Series 1995 due 2020 through 2025	$44.9	$44.9
Long-term notes:
Senior notes due 2017 at 6.6%	–	249.7
Senior notes due 2020 at 5.4%	249.5	249.3
Senior notes due 2023 at 3.4%	248.7	248.4
Senior notes due 2025 at 1.25%	588.4	–
Senior notes due 2033 at 6.0%	148.7	148.6
Capital leases	25.0	25.2
Other borrowings (1)	16.6	–
Less amount classified as current	(5.5)	(252.7)

Total long-term debt and capital leases (2)	$1,316.3	$713.4

(1)
Other borrowings consisted of long-term bank borrowings by foreign subsidiaries.
(2)
Includes unamortized debt issuance cost and debt discount of $7.1 million and $.7 million as of year-end 2017, respectively, and $3.6 million and $.4 million as of year-end 2016, respectively.

        At year-end 2017, our medium-term notes had maturities from 2020 through 2025 and accrued interest at a weighted-average fixed rate of 7.5%.

        We expect maturities of long-term debt and capital lease payments for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)

2018 (classified as current)	$6.4
2019	19.9
2020	269.3
2021	3.9
2022	3.4
2023 and thereafter	1,030.6

        The maturities of capital lease payments in the table above include $3.9 million of imputed interest, $1 million of which is expected to be paid in 2018.

        In May 2015, we extended and amended the lease on our Mentor, Ohio facility for an additional ten years. This facility is used primarily as the North American headquarters and research center of our Label and Graphic Materials business. Because ownership of the facility transfers to us at the end of the lease term, we accounted for it as a capital lease. The carrying value of the lease at December 30, 2017 was approximately $20 million, of which approximately $18 million was included in "Long-term debt and capital leases" and approximately $2 million was included in "Short-term borrowings and current portion of long-term debt and capital leases" in the Consolidated Balance Sheets at December 30, 2017.

Other

        Our Revolver contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. As of December 30, 2017 and December 31, 2016, we were in compliance with our financial covenants.

        Our total interest costs from continuing operations in 2017, 2016, and 2015 were $67.9 million, $63.5 million, and $63.5 million, respectively, of which $4.9 million, $3.6 million, and $3 million, respectively, were capitalized as part of the cost of assets.

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $1.6 billion at December 30, 2017 and $1.31 billion at December 31, 2016. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 5. FINANCIAL INSTRUMENTS

        As of December 30, 2017, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $3.8 million and $1.37 billion, respectively.

        We recognize derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges. We also enter into foreign exchange contracts to offset risks arising from foreign exchange rate fluctuations.

        The following table shows the fair value and balance sheet locations of cash flow hedges as of December 30, 2017 and December 31, 2016:

	Asset			Liability
(In millions)	Balance Sheet Location	2017	2016	Balance Sheet Location	2017	2016

Foreign exchange contracts	Other current assets	$.4	$3.0	Other accrued liabilities	$.6	$1.0
Commodity contracts	Other current assets	–	.5	Other accrued liabilities	–	–
Commodity contracts	Other assets	–	.1

		$.4	$3.6		$.6	$1.0

29 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

        The following table shows the fair value and balance sheet locations of other derivatives as of December 30, 2017 and December 31, 2016:

	Asset			Liability
(In millions)	Balance Sheet Location	2017	2016	Balance Sheet Location	2017	2016

Foreign exchange contracts	Other current assets	$3.5	$1.6	Other accrued liabilities	$5.6	$6.8

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

        Gains (losses), before taxes, recognized in "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2017	2016	2015

Foreign exchange contracts	$(2.2)	$.2	$(.1)
Commodity contracts	(.6)	.6	(.7)

	$(2.8)	$.8	$(.8)

        The amounts recognized in income related to the ineffective portion of, and the amount excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments were immaterial in 2017, 2016, and 2015.

        As of December 30, 2017, we expected a net loss of approximately $.3 million to be reclassified from "Accumulated other comprehensive loss" to earnings within the next 12 months.

Other Derivatives

        For other derivative instruments, which are not designated as hedging instruments, the gain or loss is recognized in current earnings. These derivatives are intended to offset certain of our economic exposures. The following table shows the components of the net gains (losses) recognized in income related to these derivative instruments.

(In millions)	Location of Net Gains (Losses) in Income	2017	2016	2015

Foreign exchange contracts	Cost of products sold	$(1.2)	$2.8	$2.9
Foreign exchange contracts	Marketing, general and administrative expense	(42.9)	4.1	2.9

		$(44.1)	$6.9	$5.8

Net Investment Hedge

        In March 2017, we designated our €500 million of euro-denominated 1.25% senior notes due 2025 as a net investment hedge of our investment in foreign operations. The net assets from the investment in foreign operations were greater than the senior notes, and as such, the net investment hedge was effective. Refer to Note 4, "Debt and Capital Leases," for more information.

        Gain (loss), before tax, recognized in "Accumulated other comprehensive loss" (effective portion) related to the net investment hedge was as follows:

(In millions)	2017	2016		2015

Foreign currency denominated debt	$(63.7)	$	N/A	$	N/A

        We recorded no ineffectiveness from our net investment hedge in earnings during 2017.

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

        In December 2015, we offered eligible former employees who were vested participants in the Avery Dennison Pension Plan (the "ADPP"), our U.S. pension plan, the opportunity to receive their benefits immediately as either a lump-sum payment or an annuity, rather than waiting until they are retirement eligible under the terms of the plan. In the second quarter of 2016, approximately $70 million of pension obligations related to this plan were settled from existing plan assets and a non-cash pre-tax settlement charge of $41.4 million was recorded in "Other expense, net" in the Consolidated Statements of Income. This settlement required us to remeasure the remaining net pension obligations of the ADPP. As a result, in 2016, we recognized approximately $72 million of additional net pension obligations with a corresponding increase in actuarial losses recorded in "Accumulated other comprehensive loss," primarily due to lower discount rates in effect when the plan was remeasured.

Notes to Consolidated Financial Statements

Plan Assets

        Our investment management of the ADPP assets utilizes a liability driven investment (LDI) strategy. Under an LDI strategy, the assets are invested in a diversified portfolio that includes both risk-seeking ("growth portfolio") and liability-hedging components. The growth portfolio consists primarily of equity and high-yield fixed income securities. The liability-hedging portfolio consists primarily of investment grade fixed income securities and cash and is intended, over time, to more closely match the liabilities of the plan. The investment objective of the portfolio is to improve the funded status of the plan; as funded status reaches certain trigger points, the portfolio moves to a more conservative asset allocation by increasing the allocation to the liability-hedging portfolio. The current target allocation is 65% in the growth portfolio and 35% in the liability-hedging portfolio, subject to periodic fluctuations due to market movements. The plan assets are diversified across asset classes, striving to balance risk and return within the limits of prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended. Because many of the pension liabilities are long-term, the investment horizon is also long-term, but the investment plan must also ensure adequate near-term liquidity to fund benefit payments.

        Assets in our international plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans combined is 39% in equity securities, 43% in fixed income securities and cash, and 18% in insurance contracts and other investments, subject to periodic fluctuations in these respective asset classes.

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

        These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

        The following table sets forth, by level within the fair value hierarchy (as applicable), U.S. plan assets (all in the ADPP) at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

2017
Cash	$–	$–	$–	$–
Pooled funds – liability-hedging portfolio (1)	275.6
Pooled funds – growth portfolio (1)	464.6

Total U.S. plan assets	$740.2

2016
Cash	$–	$–	$–	$–
Pooled funds – liability-hedging portfolio (1)	269.0
Pooled funds – growth portfolio (1)	403.1

Total U.S. plan assets	$672.1

(1)
Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total U.S. plan assets.
31 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

        The following table sets forth, by level within the fair value hierarchy (as applicable), international plan assets at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

2017
Cash	$1.7	$1.7	$–	$–
Insurance contracts	35.7	–	–	35.7
Pooled funds – fixed income securities (1)	278.5
Pooled funds – equity securities (1)	277.3
Pooled funds – other investments (1)	90.5

Total international plan assets at fair value	$683.7

2016
Cash	$3.0	$3.0	$–	$–
Insurance contracts	30.5	–	–	30.5
Pooled funds – fixed income securities (1)	284.2
Pooled funds – equity securities (1)	223.4
Pooled funds – other investments (1)	43.1

Total international plan assets at fair value	$584.2

(1)
Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total international plan assets.

        The following table presents a reconciliation of Level 3 international plan asset activity during the year ended December 30, 2017:

Level 3 Assets
(In millions)	Insurance Contracts

Balance at December 31, 2016	$30.5
Net realized and unrealized gain	.7
Purchases	2.8
Settlements	(1.4)
Impact of changes in foreign currency exchange rates	3.1

Balance at December 30, 2017	$35.7

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

        In 2016, we began using the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we applied multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of the plans' liability cash flows to the corresponding rates on the yield curve. Historically, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.

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

Notes to Consolidated Financial Statements

Healthcare Cost Trend Rate

        Our practice is to fund the cost of postretirement benefits from operating cash flows. For measurement purposes, we assumed a 7% annual rate of increase in the per capita cost of covered health care benefits for 2018. This rate is expected to decrease to 5% by 2024.

        A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	One-percentage-point Increase	One-percentage-point Decrease

Effect on total of service and interest cost components	$.01	$(.01)
Effect on postretirement benefit obligations	.3	(.2)

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

Plan Balance Sheet Reconciliations

        The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits				U.S. Postretirement Health Benefits
	2017		2016		2017	2016
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in projected benefit obligations
Projected benefit obligations at beginning of year	$1,033.7	$762.9	$1,088.9	$674.7	$5.0	$5.9
Service cost	.5	18.2	.4	13.9	–	–
Interest cost	35.3	14.3	34.4	16.4	.1	.2
Participant contribution	–	3.4	–	2.9	.5	.5
Amendments	–	(2.1)	–	(.6)	–	–
Actuarial loss (gain)	73.1	(26.4)	39.1	123.8	(.1)	(.2)
Plan transfers	–	(1.3)	–	–	–	–
Acquisition (1)	–	–	–	14.6	–	–
Benefits paid	(60.5)	(22.5)	(59.9)	(21.8)	(1.4)	(1.4)
Curtailments	–	–	–	(.3)	–	–
Settlements (2)	–	–	(69.2)	–	–	–
Foreign currency translation	–	90.2	–	(60.7)	–	–

Projected benefit obligations at end of year	$1,082.1	$836.7	$1,033.7	$762.9	$4.1	$5.0

Accumulated benefit obligations at end of year	$1,082.1	$355.6	$1,033.7	$704.8

(1)
In connection with the Mactac acquisition in August 2016, we assumed benefit obligations associated with two defined benefit plans in Belgium.
(2)
In 2016, settlements were related to the lump-sum pension payments associated with the ADPP.
33 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

Plan Assets

	Pension Benefits				U.S. Postretirement Health Benefits
	2017		2016		2017	2016
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in plan assets
Plan assets at beginning of year	$672.1	$584.2	$704.9	$552.1	$–	$–
Actual return on plan assets	90.1	34.2	42.9	79.4	–	–
Plan transfers	–	(.7)	–	–	–	–
Acquisition (1)	–	–	–	8.9	–	–
Employer contributions	38.5	14.0	53.4	13.8	.9	.9
Participant contributions	–	3.4	–	2.9	.5	.5
Benefits paid	(60.5)	(22.5)	(59.9)	(21.8)	(1.4)	(1.4)
Settlements (2)	–	–	(69.2)	–	–	–
Foreign currency translation	–	71.1	–	(51.1)	–	–

Plan assets at end of year	$740.2	$683.7	$672.1	$584.2	$–	$–

(1)
In connection with the Mactac acquisition in August 2016, we assumed plan assets associated with two defined benefit plans in Belgium.
(2)
In 2016, settlements were related to the lump-sum pension payments associated with the ADPP.

Funded Status

	Pension Benefits				U.S. Postretirement Health Benefits
	2017		2016		2017	2016
(In millions)	U.S.	Int'l	U.S.	Int'l

Funded status of the plans
Other accrued liabilities	$(33.4)	$(2.4)	$(13.5)	$(2.0)	$(.5)	$(.8)
Long-term retirement benefits and other liabilities (1)	(308.5)	(150.6)	(348.1)	(176.7)	(3.6)	(4.2)

Plan assets less than benefit obligations	$(341.9)	$(153.0)	$(361.6)	$(178.7)	$(4.1)	$(5.0)

(1)
In accordance with our funding strategy, we have the option to fund certain of these liabilities with proceeds from our corporate-owned life insurance policies.

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2017		2016		2017	2016
	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used to determine year-end benefit obligations
Discount rate	3.71%	2.25%	4.25%	2.12%	3.55%	3.95%
Compensation rate increase	–	2.29	–	2.27	–	–

        For U.S. and international plans combined, the projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1.92 billion and $1.42 billion, respectively, at year-end 2017 and $1.80 billion and $1.26 billion, respectively, at year-end 2016.

        For U.S. and international plans combined, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.44 billion and $994 million, respectively, at year-end 2017 and $1.74 billion and $1.26 billion, respectively, at year-end 2016.

Accumulated Other Comprehensive Loss

        The following table sets forth the pre-tax amounts recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

	Pension Benefits				U.S. Postretirement Health Benefits
	2017		2016		2017	2016
(In millions)	U.S.	Int'l	U.S.	Int'l

Net actuarial loss	$567.2	$186.5	$564.2	$213.6	$17.0	$18.5
Prior service cost (credit)	16.7	(7.4)	17.5	(4.9)	(13.1)	(16.4)
Net transition obligation	–	.1	–	.2	–	–

Net amount recognized in accumulated other comprehensive loss	$583.9	$179.2	$581.7	$208.9	$3.9	$2.1

Notes to Consolidated Financial Statements

        The following table sets forth the pre-tax amounts, including those of discontinued operations, recognized in "Other comprehensive loss (income)":

	Pension Benefits						U.S. Postretirement Health Benefits
	2017		2016		2015		2017	2016	2015
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Net actuarial loss (gain)	$21.8	$(17.2)	$39.1	$48.9	$21.1	$11.3	$–	$(.2)	$(1.4)
Prior service (credit) cost	–	(2.1)	–	(.6)	–	(.7)	–	–	–
Amortization of unrecognized:
Net actuarial loss	(18.7)	(10.8)	(19.0)	(7.0)	(20.0)	(9.4)	(1.5)	(1.7)	(2.2)
Prior service (cost) credit	(.9)	.4	(1.2)	.4	(1.2)	.3	3.3	3.2	3.3
Net transition obligation	–	–	–	(.1)	–	–	–	–	–
Curtailments	–	–	–	–	–	.2	–	–	–
Settlements	–	–	(41.4)	–	–	(4.3)	–	–	–

Net amount recognized in other comprehensive (income) loss	$2.2	$(29.7)	$(22.5)	$41.6	$(.1)	$(2.6)	$1.8	$1.3	$(.3)

Plan Income Statement Reconciliations

        The following table sets forth the components of net periodic benefit cost, which are recorded in income from continuing operations, for our defined benefit plans:

	Pension Benefits						U.S. Postretirement Health Benefits
	2017		2016		2015		2017	2016	2015
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Service cost	$.5	$18.2	$.4	$13.9	$.4	$13.8	$–	$–	$–
Interest cost	35.3	14.3	34.4	16.4	45.8	17.3	.1	.1	.3
Actuarial (gain) loss	1.7	–	(.2)	–	.4	–	–	–	–
Expected return on plan assets	(40.5)	(21.1)	(42.7)	(21.4)	(51.5)	(21.5)	–	–	–
Amortization of actuarial loss	18.7	10.8	19.0	7.0	20.0	9.4	1.5	1.7	2.2
Amortization of prior service cost (credit)	.9	(.4)	1.2	(.4)	1.2	(.3)	(3.3)	(3.2)	(3.3)
Amortization of transition obligation	–	–	–	.1	–	–	–	–	–
Recognized net (gain) loss on curtailments	–	–	–	(.2)	–	(.2)	–	–	–
Recognized loss on settlements (1)	–	–	41.4	–	–	4.3	–	–	–

Net periodic benefit cost (credit)	$16.6	$21.8	$53.5	$15.4	$16.3	$22.8	$(1.7)	$(1.4)	$(.8)

(1)
In 2016, we recognized a loss on settlements related to the ADPP as a result of making the lump-sum pension payments described above. In 2015, we recognized a loss on settlements related to pension plans in Germany and France as a result of the sale of a product line in our RBIS reportable segment. We also recognized a loss on settlements in Switzerland in 2015. These losses on settlements were recorded in "Other expense, net" in the Consolidated Statements of Income.

        The following table sets forth the weighted-average assumptions used to determine net periodic cost:

	Pension Benefits						U.S. Postretirement Health Benefits
	2017		2016		2015		2017	2016	2015
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Discount rate	4.18%	2.12%	4.55%	2.95%	4.00%	2.54%	3.95%	4.13%	3.50%
Expected return on assets	7.00	3.77	7.25	4.14	7.50	4.27	–	–	–
Compensation rate increase	–	2.27	–	2.24	–	2.22	–	–	–

35 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

Plan Contributions

        We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. The following table sets forth our expected contributions in 2018:

(In millions)

U.S.	$34.0
Int'l	14.9
U.S. postretirement health benefits	.5

Future Benefit Payments

        Anticipated future benefit payments, which reflect expected service periods for eligible participants, were as follows:

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int'l

2018	$83.0	$20.4	$.5
2019	58.9	21.8	.4
2020	59.0	21.3	.3
2021	60.6	23.0	.3
2022	60.5	25.9	.3
2023 - 2027	305.9	145.5	1.3

Estimated Amortization Amounts in Accumulated Other Comprehensive Loss

        Our estimates of fiscal year 2018 amortization of amounts included in "Accumulated other comprehensive loss" were as follows:

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int'l

Net actuarial loss	$20.8	$8.1	$1.4
Prior service cost (credit)	.8	(.5)	(3.3)
Net transition obligation	–	.1	–

Net loss (gain) to be recognized	$21.6	$7.7	$(1.9)

Defined Contribution Plans

        We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan for our U.S. employees.

        We recognized expense from continuing operations of $20.2 million, $20 million, and $20.2 million in 2017, 2016, and 2015, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

        We have deferred compensation plans that permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end 2017 and 2016, we had accrued $86.9 million and $78.7 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

        Our Directors Deferred Equity Compensation Plan allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable payable date. A director's DSUs are converted into shares of our common stock upon his or her resignation or retirement. Approximately .2 million and .1 million DSUs were outstanding as of year-end 2017 and 2016, respectively, with an aggregate value of $17.8 million and $10.2 million, respectively.

        We hold corporate-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in "Other assets" in the Consolidated Balance Sheets, were $243.5 million and $230.6 million at year-end 2017 and 2016, respectively.

NOTE 7. COMMITMENTS

        Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more are as follows:

Year	(In millions)

2018	$48.2
2019	35.8
2020	26.3
2021	18.2
2022	13.6
2023 and thereafter	47.6

Total minimum lease payments	$189.7

        Rent expense for operating leases from continuing operations was approximately $64 million in 2017 and approximately $58 million in both 2016 and 2015. Operating leases primarily relate to office and warehouse space and equipment for information technology, machinery, and transportation. These leases do not impose significant restrictions or unusual obligations.

        Refer to Note 4, "Debt and Capital Leases," for more information.

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

Notes to Consolidated Financial Statements

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

        As of December 30, 2017, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a PRP at thirteen waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of the sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.

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

        The activity in 2017 and 2016 related to our environmental liabilities was as follows:

(In millions)	2017	2016

Balance at beginning of year	$21.3	$17.7
Acquisitions	3.0	–
Charges (reversals), net	2.8	11.6
Payments	(6.0)	(8.0)

Balance at end of year	$21.1	$21.3

        As of December 30, 2017 and December 31, 2016, approximately $5 million and $8 million, respectively, of the balance was classified as short-term and included in "Other accrued liabilities" in the Consolidated Balance Sheets.

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 30, 2017:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$22.7	$17.7	$5.0	$–
Derivative assets	3.9	–	3.9	–
Bank drafts	18.4	18.4	–	–
Liabilities
Derivative liabilities	$6.2	$.1	$6.1	$–
Contingent consideration liabilities	45.0	–	–	45.0

37 Avery Dennison Corporation 2017 Annual Report

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

        Trading securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of December 30, 2017, trading securities of $.4 million and $22.3 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of December 31, 2016, trading securities of $.5 million and $17.6 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in "Other current assets" in the Consolidated Balance Sheets. Contingent consideration liabilities relate to estimated earn-out payments associated with certain of the 2017 Acquisitions. These payments are based on the achievement of certain performance targets in 2017 and 2018 based on the applicable terms of the purchase agreements, and our estimates are based on the expected payments related to these targets under the terms of their respective agreements. We have classified these liabilities as Level 3. As of December 30, 2017, contingent consideration liabilities of approximately $18 million and $27 million were included in "Other accrued liabilities" and "Long-term retirement benefits and other liabilities," respectively, in the Consolidated Balance Sheets.

NOTE 10. NET INCOME PER COMMON SHARE

        Net income per common share was computed as follows:

(In millions, except per share amounts)		2017	2016	2015

(A)	Income from continuing operations	$281.8	$320.7	$274.4
(B)	Loss from discontinued operations, net of tax	–	–	(.1)

(C)	Net income available to common shareholders	$281.8	$320.7	$274.3

(D)	Weighted average number of common shares outstanding	88.3	89.1	91.0
	Dilutive shares (additional common shares issuable under stock-based awards)	1.8	1.6	1.9

(E)	Weighted average number of common shares outstanding, assuming dilution	90.1	90.7	92.9

Net income per common share:
Continuing operations (A) ÷ (D)		$3.19	$3.60	$3.01
Discontinued operations (B) ÷ (D)		–	–	–

Net income per common share (C) ÷ (D)		$3.19	$3.60	$3.01

Net income per common share, assuming dilution:
Continuing operations (A) ÷ (E)		$3.13	$3.54	$2.95
Discontinued operations (B) ÷ (E)		–	–	–

Net income per common share, assuming dilution (C) ÷ (E)		$3.13	$3.54	$2.95

        Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation were not significant in 2017. Stock-based compensation awards excluded from the computation totaled approximately .2 million shares in 2016 and 1 million shares in 2015.

Notes to Consolidated Financial Statements

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

        Our Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which none are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

        From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2017, we repurchased approximately 1.5 million shares of our common stock at an aggregate cost of $129.7 million. In 2016, we repurchased approximately 3.8 million shares of our common stock at an aggregate cost of $262.4 million.

        In April 2017, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. As of December 30, 2017, shares of our common stock in the aggregate amount of $625.2 million remained authorized for repurchase under this Board authorization. As of December 31, 2016, shares of our common stock in the aggregate amount of $104.9 million remained authorized under our previous Board authorization.

Treasury Shares Reissuance

        We fund a portion of our employee-related expenses using shares of our common stock held in treasury. We record net gains or losses associated with our use of treasury shares to retained earnings.

Other Comprehensive Income

        The changes in "Accumulated other comprehensive loss" (net of tax) for 2017 and 2016 were as follows:

(In millions)	Foreign Currency Translation	Pension and Other Postretirement Benefits	Cash Flow Hedges	Total

Balance as of January 2, 2016	$(158.9)	$(521.6)	$(2.5)	$(683.0)
Other comprehensive (loss) income before reclassifications, net of tax	(53.7)	(62.9)	.7	(115.9)
Reclassifications to net income, net of tax	–	44.2	2.8	47.0

Net current-period other comprehensive (loss) income, net of tax	(53.7)	(18.7)	3.5	(68.9)

Balance as of December 31, 2016	$(212.6)	$(540.3)	$1.0	$(751.9)
Other comprehensive income (loss) before reclassifications, net of tax	56.4	(3.0)	(2.2)	51.2
Reclassifications to net income, net of tax	–	19.3	.9	20.2

Net current-period other comprehensive income (loss), net of tax	56.4	16.3	(1.3)	71.4

Balance as of December 30, 2017	$(156.2)	$(524.0)	$(.3)	$(680.5)

        The amounts reclassified from "Accumulated other comprehensive loss" to increase (decrease) income from continuing operations were as follows:

(In millions)	2017	2016	2015	Affected Line Item in the Statements Where Net Income is Presented

Cash flow hedges:
Foreign exchange contracts	$.2	$(3.0)	$3.9	Cost of products sold
Commodity contracts	.2	(.7)	(1.3)	Cost of products sold
Interest rate contracts	(1.8)	(.1)	(.1)	Interest expense

	(1.4)	(3.8)	2.5	Total before tax
	.5	1.0	(.5)	Provision for income taxes

	(.9)	(2.8)	2.0	Net of tax

Pension and other postretirement benefits (1)	(28.2)	(66.8)	(33.3)
	8.9	22.6	10.4	Provision for income taxes

	(19.3)	(44.2)	(22.9)	Net of tax

Total reclassifications for the period	$(20.2)	$(47.0)	$(20.9)	Total, net of tax

(1)
See Note 6, "Pension and Other Postretirement Benefits," for more information.

        The following table sets forth the income tax (benefit) expense allocated to each component of other comprehensive loss:

(In millions)	2017	2016	2015

Foreign currency translation:
Translation gain (loss)	$(25.1)	$(3.3)	$(2.2)
Pension and other postretirement benefits:
Net loss recognized from actuarial gain/loss and prior service cost/credit	.5	(24.2)	(11.4)
Reclassifications to net income	8.9	22.6	10.4
Cash flow hedges:
(Losses) gains recognized on cash flow hedges	(.6)	.1	(.3)
Reclassifications to net income	.5	1.0	(.5)

Income tax benefit related to items of other comprehensive loss	$(15.8)	$(3.8)	$(4.0)

NOTE 12. LONG-TERM INCENTIVE COMPENSATION

Stock-Based Awards

Stock-Based Compensation

        We maintain various stock option and incentive plans and grant our annual stock-based compensation awards to eligible employees in February and non-employee directors in May. Certain awards granted to retirement-eligible employees vest in full upon retirement; awards to these employees are accounted for as fully vested on the date of grant.

        In April 2017, our shareholders approved our 2017 Incentive Award Plan (the "Equity Plan") to replace our Amended and Restated Stock Option and Incentive Plan. The Equity Plan, a long-term incentive plan for eligible employees and non-employee directors, allows us to grant stock-based compensation awards – including stock options, restricted stock units, performance units, and market-leveraged stock units – or a

39 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

combination of these and other awards. Under the Equity Plan, the aggregate number of shares available for issuance is 5.4 million shares and each full value award is counted as 1.5 shares for purposes of the number of shares authorized for issuance. Full value awards include restricted stock units, performance units, and market-leveraged stock units.

        Stock-based compensation expense from continuing operations and the related recognized tax benefit were as follows:

(In millions)	2017	2016	2015

Stock-based compensation expense	$30.2	$27.2	$26.3
Tax benefit	4.3	8.5	8.2

        This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

        As of December 30, 2017, we had approximately $38 million of unrecognized compensation expense from continuing operations related to unvested stock-based awards, which is expected to be recognized over the remaining weighted-average requisite service period of approximately two years.

Stock Options

        Stock options granted to employees may be granted at no less than 100% of the fair market value of our common stock on the date of the grant and generally vest ratably over a four-year period. Options expire ten years from the date of grant.

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

        The weighted-average grant date fair value per share for stock options granted in 2016 was $14.17. No stock options were granted in fiscal years 2017 and 2015.

        The underlying weighted-average assumptions used were as follows:

2016

Risk-free interest rate	1.75%
Expected stock price volatility	24.58%
Expected dividend yield	2.58%
Expected option term	6.5 years

        The following table sets forth stock option information during 2017:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in millions)

Outstanding at December 31, 2016	1,115.2	$41.29	4.72	$32.8
Exercised	(571.6)	38.50

Outstanding at December 30, 2017	543.6	$44.22	4.94	$38.4
Options vested and expected to vest at December 30, 2017	527.4	43.30	4.83	37.7
Options exercisable at December 30, 2017	402.5	$33.79	3.72	$32.6

        The total intrinsic value of stock options exercised was $26.8 million in 2017, $31.7 million in 2016, and $43.3 million in 2015. We received approximately $22 million in 2017, $71 million in 2016, and $104 million in 2015 from the exercise of stock options. The tax benefit associated with these exercised options was $10.1 million in 2017, $11.3 million in 2016, and $15.6 million in 2015. The intrinsic value of a stock option is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Performance Units ("PUs")

        PUs are performance-based awards granted to eligible employees under our equity plans. PUs are payable in shares of our common stock at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based upon the probability of the achievement of the performance objectives established for the award. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant. The weighted-average grant date fair value for PUs was $82.15, $68.04, and $51.37 in 2017, 2016, and 2015, respectively.

        The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 31, 2016	490.8	$58.47
Granted at target	164.4	82.15
Adjustment for above-target performance (1)	114.2	48.59
Vested	(231.5)	48.26
Forfeited/cancelled	(52.8)	66.08

Unvested at December 30, 2017	485.1	$68.15

(1)
Reflects adjustments for awards vesting based on above-target performance for the 2014-2016 performance period.

        The fair value of vested PUs was $11.2 million in 2017, $13.8 million in 2016, and $12.2 million in 2015.

Notes to Consolidated Financial Statements

Market-Leveraged Stock Units ("MSUs")

        MSUs are performance-based awards granted to eligible employees under our equity plans. MSUs are payable in shares of our common stock over a four-year period provided that the performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted-average grant date fair value for MSUs was $91.40, $72.93, and $56.46 in 2017, 2016, and 2015, respectively.

        The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 31, 2016	530.7	$62.09
Granted at target	123.7	91.40
Adjustments for above-target performance (1)	126.0	55.24
Vested	(342.0)	56.33
Forfeited/cancelled	(34.8)	71.15

Unvested at December 30, 2017	403.6	$70.07

(1)
Reflects adjustments for awards vesting based on above-target performance for each of the performance periods vesting in 2017.

        The fair value of vested MSUs was $19.3 million in 2017, $12.4 million in 2016, and $9.8 million in 2015.

Restricted Stock Units ("RSUs")

        RSUs are service-based awards granted to eligible employees under our equity plans, which generally vest ratably over a period of four years for employees. Prior to 2017, RSUs granted to non-employee directors under our equity plans vested ratably over a period of three years. Beginning in 2017, RSUs granted to non-employee directors generally vest over a period of one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited. The weighted-average grant date fair value for RSUs was $82.77, $67.66, and $53.29 in 2017, 2016, and 2015, respectively.

        The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 31, 2016	117.7	$58.87
Granted	74.5	82.77
Vested	(47.6)	55.72
Forfeited/cancelled	(4.2)	59.53

Unvested at December 30, 2017	140.4	$72.62

        The fair value of vested RSUs was $2.7 million, $5.3 million, and $8.4 million in 2017, 2016, and 2015, respectively.

Cash-Based Awards

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

        The compensation expense from continuing operations related to LTI Units was $36.6 million in 2017, $23.8 million in 2016, and $27.1 million in 2015. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $8.3 million in 2017, $7.8 million in 2016, and $8.6 million in 2015.

NOTE 13. COST REDUCTION ACTIONS

Restructuring Charges

        We have compensation plans that provide eligible employees with severance in the event of an involuntary termination. We calculate severance using benefit formulas under the respective plans. Accordingly, we record restructuring charges from qualifying cost reduction actions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable. In the absence of a plan or established local practice in overseas jurisdictions, liabilities for restructuring charges are recognized when incurred.

2015/2016 Actions

        During fiscal year 2017, we recorded $34.1 million in restructuring charges, net of reversals, related to restructuring actions initiated during the third quarter of 2015 ("2015/2016 Actions"). These charges consisted of severance and related costs for the reduction of

41 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

approximately 920 positions, lease cancellation costs, and asset impairment charges.

        During fiscal year 2016, we recorded $20.9 million in restructuring charges, net of reversals, related to our 2015/2016 Actions. These charges consisted of severance and related costs for the reduction of approximately 440 positions, lease cancellation costs, and asset impairment charges.

        During fiscal year 2015, we recorded $26.1 million in restructuring charges, net of reversals, related to our 2015/2016 Actions. These charges consisted of severance and related costs for the reduction of approximately 430 positions, lease cancellation costs, and asset impairment charges.

Prior Actions

        During fiscal year 2015, we recorded $33.4 million in restructuring charges, net of reversals, related to prior restructuring actions. These charges consisted of severance and related costs for the reduction of approximately 605 positions, lease cancellation costs, and asset impairment charges.

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

        During 2017, restructuring charges and payments were as follows:

(In millions)	Accrual at December 31, 2016	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 30, 2017

2015/2016 Actions
Severance and related costs	$3.3	$31.9	$(30.8)	$–	$(.1)	$4.3
Lease cancellation costs	.2	1.2	(.8)	–	–	.6
Asset impairment charges	–	1.0	–	(1.0)	–	–
Prior actions
Severance and related costs	1.3	(.7)	(.6)	–	–	–

Total	$4.8	$33.4	$(32.2)	$(1.0)	$(.1)	$4.9

        During 2016, restructuring charges and payments were as follows:

(In millions)	Accrual at January 2, 2016	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 31, 2016

2015/2016 Actions
Severance and related costs	$8.4	$15.7	$(20.9)	$–	$.1	$3.3
Asset impairment charges	–	4.1	–	(4.1)	–	–
Lease cancellation costs	.2	1.1	(1.1)	–	–	.2
Prior actions
Severance and related costs	5.5	(1.0)	(3.2)	–	–	1.3

Total	$14.1	$19.9	$(25.2)	$(4.1)	$.1	$4.8

        The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate:

(In millions)	2017	2016	2015

Restructuring charges by reportable segment and Corporate
Label and Graphic Materials	$14.8	$8.5	$13.6
Retail Branding and Information Solutions	18.4	10.5	35.7
Industrial and Healthcare Materials	.2	.9	8.0
Corporate	–	–	2.2

Total	$33.4	$19.9	$59.5

NOTE 14. TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)	2017	2016	2015

Current:
U.S. federal tax	$47.0	$10.1	$26.4
State taxes	.2	.6	(.1)
International taxes	111.0	77.3	92.7

	158.2	88.0	119.0

Deferred:
U.S. federal tax	134.8	64.4	6.3
State taxes	(3.7)	(3.0)	.5
International taxes	18.4	7.0	8.7

	149.5	68.4	15.5

Provision for income taxes	$307.7	$156.4	$134.5

Notes to Consolidated Financial Statements

        The principal items accounting for the difference between taxes computed at the U.S. statutory rate and taxes recorded were as follows:

(In millions)	2017	2016	2015

Computed tax at 35% of income before taxes	$206.7	$167.0	$143.1
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	(3.2)	2.2	1.3
Tax Cuts and Jobs Act (1)	172.0	–	–
Foreign earnings taxed at different rates (2)	(40.2)	27.0	(7.5)
Excess tax benefits associated with stock-based payments (3)	(16.0)	–	–
Valuation allowance	(1.4)	(11.9)	.9
Corporate-owned life insurance	(6.7)	(4.3)	(1.9)
U.S. federal research and development tax credits	(4.9)	(2.9)	(2.6)
Tax contingencies and audit settlements	(1.9)	(20.7)	5.1
Other items, net	3.3	–	(3.9)

Provision for income taxes	$307.7	$156.4	$134.5

(1)
During 2017, we recognized a net tax charge of $172 million as a result of the TCJA. This amount includes the direct impacts of the TCJA, including items that would otherwise be separately disclosed as tax effects of foreign earnings taxed at different rates, tax contingencies and audit settlements, and other items.
(2)
Included foreign earnings taxed in the U.S., net of credits, in all years.
(3)
During 2017, we recognized a tax benefit of $16 million as a result of our adoption of the accounting guidance update related to stock-based payments.

        Income from continuing operations before taxes from our U.S. and international operations was as follows:

(In millions)	2017	2016	2015

U.S.	$49.0	$17.9	$33.9
International	540.5	459.2	375.0

Income from continuing operations before taxes	$589.5	$477.1	$408.9

        The effective tax rate for continuing operations was 52.2%, 32.8%, and 32.9% for fiscal years 2017, 2016, and 2015, respectively.

        The 2017 effective tax rate for continuing operations included a net tax charge of $172 million related to the enactment of the TCJA, $5.1 million of tax benefit from the release of valuation allowance on certain state deferred tax assets, $4.2 million of tax benefit, including previously accrued interest and penalties, from effective settlements and changes in our judgment about tax filing positions as a result of new information, and $4.4 million of tax benefit from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years.

        The 2017 effective tax rate also included a net benefit of $16 million related to our adoption of the accounting guidance update related to stock-based payments described in Note 1, "Summary of Significant Accounting Policies." This accounting guidance update required that the effect of excess tax benefits associated with stock-based payments to be recognized in the income statement instead of in capital in excess of par value as was the case prior to our adoption of this update. Excess tax benefits are the effects of tax deductions in excess of compensation expense recognized for financial accounting purposes. These benefits related to stock-based awards generally are generated as a result of stock price appreciation during the vesting period or between the time of grant and the time of exercise. We expect future excess tax benefits to vary depending on our stock-based payments in future reporting periods. These excess tax benefits may cause variability in our future effective tax rate as they can fluctuate based on vesting and exercise activity, as well as our future stock price.

        In 2017, as a result of intra-entity sales and transfers of assets other than inventory related to the recent integration of an acquisition, we recognized a total of approximately $14 million of tax-related deferred charges in "Other current assets" and "Other assets." However, we expect the tax-related deferred charges to be derecognized as an adjustment to retained earnings upon our adoption of the accounting guidance update described in Note 1, "Summary of Significant Accounting Policies."

        The 2016 effective tax rate for continuing operations included $7.6 million of tax expense associated with the cost to repatriate current earnings of certain foreign subsidiaries and $46.3 million of tax expense related to U.S. income and foreign withholding taxes resulting from changes in indefinite reinvestment assertions on certain foreign earnings and profits; benefits from changes in certain tax reserves, including interest and penalties, of $16.8 million resulting from settlements of certain foreign audits and $5.4 million resulting from expirations of statutes of limitations; benefits of $6.7 million from the release of valuation allowances against certain deferred tax assets in a foreign jurisdiction associated with a structural simplification approved by the tax authority and $3.6 million from the release of valuation allowances on certain state deferred tax assets; and $8.4 million of tax expense from deferred tax adjustments resulting from tax rate changes in certain foreign jurisdictions.

        We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. On the basis of our assessment, we record valuation allowances only with respect to the portion of the deferred tax asset that is more likely than not to be realized. Our assessment of the future realizability of our deferred tax assets relies heavily on our forecasted earnings in certain jurisdictions, and such forecasted earnings are determined by the manner in which we operate our business. Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.

        In connection with our initiatives to simplify our corporate legal entity and intercompany financing structures, we evaluated the facts and circumstances surrounding the indefinite reinvestment assertions on certain foreign earnings and profits that would be affected as a result of our actions to improve structural and operational efficiency. Our evaluation considered working capital, long-term liquidity, capitalization improvement, acquisition plans, and alignment of our existing structure with long-term strategic plans. As a result of this evaluation, we determined that the excess of the amount for financial reporting over the tax basis of investments in certain foreign subsidiaries is subject to reversal in the foreseeable future and we recorded a tax provision for the effects of changes in indefinite reinvestment assertions in 2016.

        The 2015 effective tax rate for continuing operations included tax expense of $20 million associated with the tax cost to repatriate current earnings of certain foreign subsidiaries; benefits from changes in certain tax reserves, including interest and penalties, of $5.8 million resulting from settlements of audits and $8.2 million resulting from expirations of statutes of limitations; and a tax benefit of $2.6 million from the

43 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

extension of the federal research and development credit, as a result of the enactment of the Protecting Americans from Tax Hikes Act of 2015 ("PATH Act"), which included a provision making permanent the federal research and development tax credit for the tax years 2015 and beyond. The PATH Act also retroactively extended the controlled foreign corporation ("CFC") look-through rule that had expired on December 31, 2014.

U.S. Tax Reform

        On December 22, 2017, the TCJA was enacted in the U.S. The TCJA significantly revises U.S. corporate income taxation by, among other changes, lowering corporate income tax rates to 21%, implementing a modified territorial tax regime and imposing a one-time transition tax through a deemed repatriation of accumulated untaxed earnings and profits of foreign subsidiaries.

        Based on currently available information, we included a provisional amount of $172 million as the estimated impact resulting from the TCJA in our results for the fourth quarter and full year 2017. This provisional amount includes expenses of $147 million related to the estimated transition tax, $49.2 million resulting from the estimated remeasurement of net U.S. deferred tax assets at the lower corporate income tax rate, a $9.3 million reserve related to potential uncertainties of our accumulated tax attributes that were used in our estimated transition tax calculation, $5.3 million from the estimated reduction of previously recognized U.S. deferred tax assets that we no longer anticipate to benefit from due to changes in the future deductibility of executive compensation, partially offset by a net benefit of $38.8 million, primarily from the reversal of the deferred tax liability that we previously recorded for future tax costs associated with repatriations of certain foreign earnings and profits that we consider not to be indefinitely reinvested.

        We have not finalized the accounting for income tax effects of the TCJA and we are relying on the guidance in SAB 118 to include our provisional amount of the accounting impact of the TCJA in our financial statements for the fourth quarter and full year 2017. Specifically, the provisional amount recorded includes the transition tax, the remeasurement of deferred taxes and uncertain tax positions as they related to the TCJA, changes to certain estimates and amounts related to earnings and profits of and taxes paid by certain foreign subsidiaries, changes in limitations governing the future deductibility of our previously recorded deferred tax assets on executive compensation, and an accrual for foreign withholding taxes associated with our previous indefinite reinvestment assertions. Furthermore, we are still in the process of analyzing the effects of new tax provisions related to certain types of foreign incomes, such as Global Intangible Low-taxed Income ("GILTI"), Base Erosion Antiabuse Tax ("BEAT"), and Foreign Derived Intangible Income ("FDII"), as well as other domestic provisions that are effective starting in 2018. Additionally, we are reevaluating our previous indefinite reinvestment assertions and, should we decide to change such assertions, we will adjust our income tax provision in the period in which such determination is made. We have not made a determination on our accounting policy choice of whether to treat taxes on our GILTI as period costs or to recognize deferred taxes for basis differences expected to reverse as GILTI. The final impact of the TCJA may materially differ from our provisional amount, due to, among other things, further refinement of our data, calculations and analysis, changes in interpretations and assumptions, regulatory and administrative guidance, and actions we may take as a result of the TCJA.

        The TCJA implements a modified territorial tax regime that provides a full exemption for foreign dividends received by a U.S. corporation from a foreign corporation in which the U.S. corporation owns at least a 10% stake. In connection with the full dividend exemption, the TCJA also eliminates future foreign tax credits for foreign income taxes or withholding taxes paid or accrued with respect to any dividend to which the new exemption applies. Absent the availability of foreign tax credits to offset against potential foreign withholding taxes related to future repatriation of certain foreign earnings and profits that we consider not to be indefinitely reinvested, we reflected a net incremental impact of $11.5 million as an increase to our deferred tax liability. This tax expense was included in our provisional amount of $172 million referenced above. For the remaining undistributed earnings of our foreign subsidiaries, we continue to consider such earnings to be indefinitely reinvested according to our current operating plans and no deferred tax liability has been recorded for potential future taxes related to such earnings. The imposition of the transition tax by the TCJA significantly reduced the largest component of potential future tax liabilities associated with future repatriation of our foreign earnings and profits. As a result, we continue to evaluate our previous indefinite reinvestment assertions and, should we decide to change such assertions, we will adjust our income tax provision in the period in which such determination is made.

        SAB 118 provides for a measurement period up to one year from the enactment of the TCJA within which we may complete our final assessment of the legislation's impact. We will reflect and disclose in subsequent reporting periods any material adjustments to our provisional amount.

        As a result of the transition tax imposed by the TCJA, we expect to fully utilize all of our U.S. federal tax credit carryforwards of $101.2 million, causing a reduction in our non-current deferred tax assets at the end of 2017. The estimated cash tax impact of the transition tax is $27.8 million, net of tax credit carryforwards and expected tax credits estimated to be generated in 2017. We will elect to pay the transition cash tax over an eight-year period, interest free, with the first installment due in 2018. Accordingly, we classified the first installment of $2.2 million in our current income taxes payable and the remaining $25.6 million in our non-current income taxes payable. We did not discount the cash tax related to the transition tax pursuant to the exposure draft issued by the FASB in January 2018. We neither expect our future cash tax rate to be materially impacted by the transition tax nor our future cash tax rate to benefit significantly from the reduction in the U.S. corporate income tax rate.

Undistributed Foreign Earnings and Profits

        As of December 30, 2017, we have accumulated undistributed earnings and profits of foreign subsidiaries of approximately $2.9 billion, $2.5 billion of which was subject to the transition tax associated with the TCJA and $.4 billion of which was otherwise previously taxed. Deferred income taxes for approximately $2.3 billion of these accumulated undistributed earnings and profits of foreign subsidiaries have not been provided as of December 30, 2017 since they are intended to be indefinitely reinvested in foreign operations. Notwithstanding the fact that the TCJA reduced the significance of the U.S. federal income tax consequences of future repatriation, we continue to face uncertainties that significantly limit our ability to determine the amount of potential unrecognized deferred tax liabilities related to our indefinite reinvestment in our foreign subsidiaries. These uncertainties include, but are not limited to, the timing, amount, and sequence of repatriation

44

Notes to Consolidated Financial Statements

transactions; future foreign currency fluctuations; local country tax laws or applicable treaty exemptions; entity classification and ownership status; and the corporate actions we ultimately take to reverse our investment basis differences at the time of assumed repatriation. As a result, we believe it continues to be not practicable to calculate the deferred taxes associated with these indefinitely reinvested earnings and profits. In making this assertion, we evaluated, among other factors, the profitability of our U.S. and foreign operations and the need for cash within and outside the U.S., including cash requirements for capital improvements, acquisitions, market expansion, dividends, and share repurchases.

Deferred Income Taxes

        Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2017	2016

Accrued expenses not currently deductible	$19.9	$42.1
Net operating losses	185.9	195.9
Tax credit carryforwards	14.0	111.3
Stock-based compensation	18.0	28.4
Pension and other postretirement benefits	140.9	207.7
Inventory reserves	6.5	7.1
Unrealized foreign currency losses (1)	14.9	–
Other assets	6.3	.9
Valuation allowance	(63.4)	(60.4)

Total deferred tax assets (2)	343.0	533.0

Depreciation and amortization	(95.3)	(86.1)
Repatriation accrual (3)	(27.7)	(62.1)
Foreign operating loss recapture	(54.9)	(79.8)
Other liabilities	(8.8)	(2.3)

Total deferred tax liabilities (2)	(186.7)	(230.3)

Total net deferred tax assets	$156.3	$302.7

(1)
Primarily reflect the unrealized foreign currency losses in 2017 related to our net investment hedge described in Note 5, "Financial Instruments."
(2)
Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.
(3)
The repatriation accruals as of December 30, 2017 and December 31, 2016 primarily include net deferred tax liabilities of $27.7 million and $62.4 million, respectively, associated with the future tax cost to repatriate earnings of our foreign subsidiaries that are not indefinitely reinvested.

        A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance at December 30, 2017 and December 31, 2016 was $63.4 million and $60.4 million, respectively.

        Net operating loss carryforwards of foreign subsidiaries at December 30, 2017 and December 31, 2016 were $633.7 million and $689.9 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at December 30, 2017 and December 31, 2016 totaled $14 million and $111.3 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions) Year of Expiry	Net Operating Losses (1)	Tax Credits

2018	$14.3	$.1
2019	4.8	.1
2020	5.5	.2
2021	3.5	.4
2022	9.8	.5
2023	5.0	.5
2024	.4	.3
2025	2.3	.3
2026	.9	1.6
2027	.8	.3
2028	–	.1
2029	–	.1
2030	–	.2
2031	–	.3
2032	–	.4
2033	–	–
2034	.7	–
2035	–	–
2036	–	–
2037	–	–
Indefinite life/no expiry	585.7	8.6

Total	$633.7	$14.0

(1)
Net operating losses are presented before tax effect and valuation allowance.

        Based on current projections, certain indefinite-lived foreign net operating losses may take up to 50 years to be fully utilized.

        At December 30, 2017, we had net operating loss carryforwards in certain state jurisdictions of $523 million before tax effect. Based on our current ability to generate state taxable income, it is more likely than not that the majority of these carryforwards will not be realized before they expire. Accordingly, a valuation allowance has been recorded on $521.1 million of the carryforwards.

        As of December 30, 2017, our provision for income taxes does not reflect any material benefits from applicable tax holidays in foreign jurisdictions.

Unrecognized Tax Benefits

        As of December 30, 2017, our unrecognized tax benefits totaled $108.7 million, $83.9 million of which, if recognized, would reduce our annual effective income tax rate. As of December 31, 2016, our unrecognized tax benefits totaled $89.5 million, $71.5 million of which, if recognized, would reduce our annual effective income tax rate.

        Where applicable, we record potential accrued interest and penalties related to unrecognized tax benefits from our global operations in income tax expense. As a result, we recognized tax expense of $1.5 million, tax expense of $3.1 million, and tax benefit of $1.3 million in the Consolidated Statements of Income in 2017, 2016, and 2015, respectively. We have accrued $25.8 million and $22.3 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 30, 2017 and December 31, 2016, respectively.

45 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

        A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below:

(In millions)	2017	2016

Balance at beginning of year	$89.5	$107.3
Additions for tax positions of the current year	14.1	6.9
Additions (reductions) for tax positions of prior years	3.0	(15.7)
Settlements with tax authorities	(1.6)	(2.1)
Expirations of statutes of limitations	(2.7)	(4.2)
Changes due to translation of foreign currencies	6.4	(2.7)

Balance at end of year	$108.7	$89.5

        The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the date the 2017 Consolidated Financial Statements are being issued, we and our U.S. subsidiaries have completed the Internal Revenue Service's Compliance Assurance Process Program through 2016. We also expect a German tax audit for tax years 2006-2010 to be completed in 2018. We are subject to routine tax examinations in other jurisdictions. With some exceptions, we and our subsidiaries are no longer subject to income tax examinations by tax authorities for years prior to 2006.

        It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $22 million, primarily as a result of audit settlements and closing tax years.

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

        We do not disclose total assets by reportable segment since we neither generate nor review such information internally. As our reporting structure is neither organized nor reviewed internally by country, results by individual country are not provided.

        Financial information from continuing operations by reportable segment is set forth below:

(In millions)	2017	2016	2015

Net sales to unaffiliated customers
Label and Graphic Materials	$4,511.7	$4,187.3	$4,032.1
Retail Branding and Information Solutions	1,511.2	1,445.4	1,443.4
Industrial and Healthcare Materials	590.9	453.8	491.4

Net sales to unaffiliated customers	$6,613.8	$6,086.5	$5,966.9

Intersegment sales
Label and Graphic Materials	$64.1	$63.4	$61.3
Retail Branding and Information Solutions	3.2	2.9	2.9
Industrial and Healthcare Materials	7.7	7.2	14.8

Intersegment sales	$75.0	$73.5	$79.0

Income from continuing operations before taxes
Label and Graphic Materials	$567.3	$516.2	$453.4
Retail Branding and Information Solutions	122.9	102.6	51.6
Industrial and Healthcare Materials	50.5	54.6	57.1
Corporate expense	(88.2)	(136.4)	(92.7)
Interest expense	(63.0)	(59.9)	(60.5)

Income from continuing operations before taxes	$589.5	$477.1	$408.9

Capital expenditures
Label and Graphic Materials	$125.5	$118.8	$68.3
Retail Branding and Information Solutions	48.8	50.9	51.0
Industrial and Healthcare Materials	19.5	7.2	19.6

Capital expenditures	$193.8	$176.9	$138.9

Depreciation and amortization expense
Label and Graphic Materials	$102.3	$103.1	$104.9
Retail Branding and Information Solutions	56.4	64.3	70.6
Industrial and Healthcare Materials	20.0	12.7	12.8

Depreciation and amortization expense	$178.7	$180.1	$188.3

Other expense, net by reportable segment
Label and Graphic Materials	$14.5	$13.0	$12.1
Retail Branding and Information Solutions	18.1	9.8	45.7
Industrial and Healthcare Materials	3.7	1.9	8.0
Corporate	.2	40.5	2.5

Other expense, net	$36.5	$65.2	$68.3

46

Notes to Consolidated Financial Statements

(In millions)	2017	2016	2015

Other expense, net by type
Restructuring charges:
Severance and related costs	$31.2	$14.7	$52.5
Asset impairment charges and lease cancellation costs	2.2	5.2	7.0
Other items:
Transaction costs	5.2	5.0	–
Net gains on sales of assets	(2.1)	(1.1)	(1.7)
Net loss from curtailment and settlement of pension obligations	–	41.4	.3
Legal settlements	–	–	(.3)
Loss on sale of product line and related exit costs	–	–	10.5

Other expense, net	$36.5	$65.2	$68.3

        Within our Industrial and Healthcare Materials reportable segment, net sales to unaffiliated customers for the combined Performance Tapes and Vancive Medical Technologies product groups were $515.1 million, $377.4 million, and $414.6 million in 2017, 2016, and 2015, respectively.

        Revenues from continuing operations by geographic area are set forth below. Revenues are attributed to geographic areas based on the location from which the product is shipped.

(In millions)	2017	2016	2015

Net sales to unaffiliated customers
U.S.	$1,557.8	$1,525.6	$1,546.8
Europe	2,041.6	1,838.8	1,753.0
Asia	2,250.5	1,996.1	1,924.0
Latin America	476.4	450.5	466.3
Other international	287.5	275.5	276.8

Net sales to unaffiliated customers	$6,613.8	$6,086.5	$5,966.9

        Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.3 billion in 2017, and $1.14 billion in both 2016 and 2015.

        Property, plant and equipment, net, in our U.S. and international operations was as follows:

(In millions)	2017	2016	2015

Property, plant and equipment, net
U.S.	$286.4	$278.5	$263.4
International	811.5	636.7	584.5

Property, plant and equipment, net	$1,097.9	$915.2	$847.9

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

        Net inventories at year-end were as follows:

(In millions)	2017	2016

Raw materials	$214.6	$185.0
Work-in-progress	179.8	156.8
Finished goods	215.2	177.3

Inventories, net	$609.6	$519.1

Property, Plant and Equipment

        Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2017	2016

Land	$31.1	$29.3
Buildings and improvements	638.9	565.3
Machinery and equipment	2,188.2	1,949.5
Construction-in-progress	142.7	117.3

Property, plant and equipment	3,000.9	2,661.4
Accumulated depreciation	(1,903.0)	(1,746.2)

Property, plant and equipment, net	$1,097.9	$915.2

Software

        Capitalized software costs at year-end were as follows:

(In millions)	2017	2016

Cost	$428.9	$415.5
Accumulated amortization	(301.8)	(297.9)

Software, net	$127.1	$117.6

        Software amortization expense from continuing operations was $29.3 million in 2017, $37.9 million in 2016, and $37.6 million in 2015.

Equity Method Investment

        In October 2016, we acquired a 22.6% interest in PragmatIC Printing Limited ("PragmatIC"), a company that develops flexible electronics technology. PragmatIC's primary assets are intangible assets related to its technology. We used the equity method to account for this investment. The carrying values of this investment were $9.1 million and $9.5 million as of December 30, 2017 and December 31, 2016, respectively, and were included in "Other assets" in the Consolidated Balance Sheets.

Research and Development

        Research and development expense from continuing operations, which is included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was as follows:

(In millions)	2017	2016	2015

Research and development expense	$93.4	$89.7	$91.9

Supplemental Cash Flow Information

        Cash paid for interest and income taxes, including amounts paid for discontinued operations, were as follows:

(In millions)	2017	2016	2015

Interest, net of capitalized amounts	$57.7	$58.9	$60.1
Income taxes, net of refunds	125.6	106.1	129.9

Foreign Currency Effects

        Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging

47 Avery Dennison Corporation 2017 Annual Report

Notes to Consolidated Financial Statements

impacts, decreased net income by $4.1 million, $1.6 million, and $6.1 million in 2017, 2016, and 2015, respectively.

        We had no operations in hyperinflationary economies in fiscal years 2017, 2016, or 2015.

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

NOTE 17. QUARTERLY FINANCIAL INFORMATION (Unaudited)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2017
Net sales	$1,572.1	$1,626.9	$1,679.5	$1,735.3
Gross profit	442.4	452.6	451.6	465.6
Net income (loss) (1)	112.2	120.9	108.3	(59.6)
Net income (loss) per common share	1.27	1.37	1.23	(.68)
Net income (loss) per common share, assuming dilution	1.25	1.34	1.20	(.66)

2016
Net sales	$1,485.5	$1,541.5	$1,508.7	$1,550.8
Gross profit	422.6	434.1	417.6	425.4
Net income	89.6	80.0	89.1	62.0
Net income per common share	1.00	.90	1.00	.70
Net income per common share, assuming dilution	.98	.88	.98	.69

(1)
During the fourth quarter of 2017, we recognized a net tax charge of $172 million as a result of the TCJA.

        "Other expense, net" is presented by type for each quarter below:

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2017
Restructuring charges:
Severance and related costs	$5.7	$7.3	$8.7	$9.5
Asset impairment charges and lease cancellation costs	–	.3	1.8	.1
Other items:
Net gains on sales of assets	–	–	–	(2.1)
Transaction costs	.8	2.6	.3	1.5

Other expense, net	$6.5	$10.2	$10.8	$9.0

2016
Restructuring charges:
Severance and related costs	$5.2	$3.6	$1.9	$4.0
Asset impairment charges and lease cancellation costs	.4	2.8	.7	1.3
Other items:
Loss from settlement of pension obligations	–	41.4	–	–
Loss (gain) on sales of assets	–	.3	–	(1.4)
Transaction costs	–	2.1	2.0	.9

Other expense, net	$5.6	$50.2	$4.6	$4.8

48

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f) or 15(d)-15(f). Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management has concluded that internal control over financial reporting was effective as of December 30, 2017. Management's assessment of the effectiveness of internal control over financial reporting as of December 30, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

        We have excluded Yongle Tape Ltd. ("Yongle") from our assessment of internal control over financial reporting as of December 30, 2017 because we acquired the company in a purchase business combination during fiscal year 2017. Yongle is a wholly-owned subsidiary whose total assets and total revenues excluded from our assessment of internal control over financial reporting represent 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 30, 2017.

/s/ Mitchell R. Butier	/s/ Gregory S. Lovins
Mitchell R. Butier President and Chief Executive Officer	Gregory S. Lovins Senior Vice President and Chief Financial Officer
49 Avery Dennison Corporation 2017 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avery Dennison Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the "Company") as of December 30, 2017 and December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 30, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 30, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Yongle Tape Ltd. ("Yongle") from its assessment of internal control over financial reporting as of December 30, 2017 because it was acquired by the Company in a purchase business combination during fiscal year 2017. We have also excluded Yongle from our audit of internal control over financial reporting. Yongle is a wholly-owned subsidiary whose total assets and total net sales excluded from management's assessment and our audit of internal control over financial reporting represent 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 30, 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PRICEWATERHOUSECOOPERS LLP Los Angeles, California February 21, 2018

        We have served as the Company's auditor since at least 1960, which were the Company's first financial statements subject to SEC reporting requirements. We have not determined the specific year we began serving as auditor of the Company or a predecessor company.

50

Corporate
Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Los Angeles, California

Registrar and Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(888) 682-5999
(720) 864-4993 (international)
(855) 627-5080 (hearing impaired)
https://investor.broadridge.com

Annual Meeting

        Our Annual Meeting of Stockholders will be held at 1:30 p.m. Pacific Time on April 26, 2018 at the Embassy Suites, 800 North Central Avenue, Glendale, California 91203.

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

Other Information

        We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for fiscal year 2017 filed with the Securities and Exchange Commission ("SEC"), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We submitted to the New York Stock Exchange ("NYSE") an unqualified annual written affirmation, along with the Chief Executive Officer's certificate that he is not aware of any violation by the Company of NYSE's corporate governance listing standards, on April 28, 2017.

        A copy of our Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary. Copies may also be downloaded from our investor website at www.investors.averydennison.com.

Corporate Headquarters

Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203
Phone: (626) 304-2000

Stock and Dividend Data

Our common stock is listed on the NYSE.
Ticker symbol: AVY

	2017		2016
	High	Low	High	Low

Market Price
First Quarter	$81.85	$70.14	$72.86	$58.16
Second Quarter	88.78	79.48	77.12	71.11
Third Quarter	99.93	88.82	78.84	71.13
Fourth Quarter	117.10	98.79	78.04	68.61

	2017	2016

Dividends per Common Share
First Quarter	$.41	$.37
Second Quarter	.45	.41
Third Quarter	.45	.41
Fourth Quarter	.45	.41

	$1.76	$1.60

Number of shareholders of record as of year-end	4,854	5,106

51 Avery Dennison Corporation 2017 Annual Report