Form 10-K, Exhibit 13
period 2018-12-29
Avery Dennison Corp
filed 2019-02-27
CIK 8818

EXHIBIT 13

Businesses at a Glance

	Reportable Segment	Reportable Segment	Reportable Segment
	Label and Graphic Materials	Retail Branding and Information Solutions	Industrial and Healthcare Materials

BUSINESSES	Label and Packaging Materials Graphics Solutions Reflective Solutions	Retail Branding and Information Solutions Printer Solutions	Performance Tapes Fastener Solutions Vancive Medical Technologies

2018 SALES IN MILLIONS	$4,851	$1,613	$695

% OF SALES	68%	22%	10%

GLOBAL BRAND	Avery Dennison® Fasson®	Avery Dennison® Monarch®	Avery Dennison® Vancive Medical Technologies®

DESCRIPTION	The technologies and materials of our Label and Graphic Materials businesses enhance brands' shelf, store, and street appeal; inform shoppers of ingredients; protect brand security; improve operational efficiency and customer product performance; and provide visual information that enhances safety.	Our Retail Branding and Information Solutions businesses provide intelligent, creative, and sustainable solutions that elevate brands and accelerate performance primarily through the global retail supply chain.	Our Industrial and Healthcare Materials businesses provide tape products, including coated and adhesive transfer tapes; fasteners, primarily precision-extruded and injection-molded plastic devices; and wound care, ostomy, surgical, and electromedical device products for manufacturers, clinicians, and patients.

PRODUCTS/SOLUTIONS	Pressure-sensitive labeling materials; packaging materials and solutions; roll-fed sleeves; engineered films; graphic imaging media; reflective materials	Creative services; brand embellishments; graphic tickets; tags and labels; sustainable packaging; inventory visibility and loss prevention solutions; data management services; price tickets; printers and scanners; brand protection and security solutions; intelligent labeling solutions with unique digital identities including RFID and sensor technologies	Pressure-sensitive tapes for automotive, building, and construction; electronics; general industrial; diaper tapes and closures; fasteners; skin-contact adhesives; surgical, wound care, ostomy, and securement products; medical barrier films

MARKET SEGMENTS	Food; beverage; wine and spirits; home and personal care products; pharmaceuticals; durables; fleet vehicle/automotive; architectural/ retail; promotional/advertising; traffic; safety; transportation	Apparel manufacturing and retail supply chain; food service and supply chain; hard goods and supply chain; pharmaceutical supply chain; logistics; food and beauty brands and retailers' supply chain to customers; aviation asset tracking	Original equipment manufacturing; personal care; electronics; building and construction; retail supply chain; medical

CUSTOMERS	Label converters; package designers; packaging engineers and manufacturers; industrial manufacturers; printers; distributors; designers; advertising agencies; government agencies; sign manufacturers; graphics vendors	Apparel and footwear brands; manufacturers and retailers; food service, grocery, and pharmaceutical supply chains; consumer goods brands; automotive manufacturers; transportation companies; airlines and airports	Tape converters; original equipment manufacturers; original design manufacturers; construction firms; personal care product manufacturers; manufacturers and retailers; medical device manufacturers

WEBSITES	www.label.averydennison.com www.graphics.averydennison.com www.reflectives.averydennison.com	www.rbis.averydennison.com www.rfid.averydennison.com	www.tapes.averydennison.com www.vancive.averydennison.com

LEADERS	Georges Gravanis President Label and Graphic Materials	Deon Stander Vice President and General Manager Retail Branding and Information Solutions	Greg Lovins Senior Vice President and Chief Financial Officer; Interim General Manager, Industrial and Healthcare Materials

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

        Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 29, 2018 and include, but are not limited to, risks and uncertainties relating to the following: fluctuations in demand affecting sales to customers; worldwide and local economic conditions; changes in political conditions; changes in governmental laws and regulations; fluctuations in foreign currency exchange rates and other risks associated with foreign operations, including in emerging markets; the financial condition and inventory strategies of customers; changes in our markets due to competitive conditions, technological developments, laws and regulations, and customer preferences; fluctuations in cost and availability of raw materials; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; the impact of competitive products and pricing; loss of significant contracts or customers; collection of receivables from customers; selling prices; business mix shift; execution and integration of acquisitions; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; amounts of future dividends and share repurchases; customer and supplier concentrations; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems, including cyber-attacks or other intrusions to network security; successful installation of new or upgraded information technology systems; data security breaches; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest and tax rates; changes in tax laws and regulations including the U.S. Tax Cuts and Jobs Act, and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; fluctuations in pension, insurance, and employee benefit costs, including risks related to the termination of our U.S. pension plan; the impact of legal and regulatory proceedings, including with respect to environmental, health and safety; protection and infringement of intellectual property; the impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

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

1 Avery Dennison Corporation 2018 Annual Report

Five-Year Summary

(Dollars in millions, except percentages	2018		2017		2016		2015		2014 (1)

and per share amounts)	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	$7,159.0	100.0	$6,613.8	100.0	$6,086.5	100.0	$5,966.9	100.0	$6,330.3	100.0
Gross profit	1,915.5	26.8	1,812.2	27.4	1,699.7	27.9	1,645.8	27.6	1,651.2	26.1
Marketing, general and administrative expense	1,127.5	15.7	1,105.2	16.7	1,085.7	17.8	1,087.8	18.2	1,138.3	18.0
Other expense, net(2)(3)	69.9	1.0	36.5	.6	23.8	.4	64.5	1.1	66.6	1.1
Interest expense	58.5	.8	63.0	1.0	59.9	1.0	60.5	1.0	63.3	1.0
Other non-operating expense(3)	104.8	1.5	18.0	.3	53.2	.9	24.1	.4	22.2	.4
Income from continuing operations before taxes	554.8	7.7	589.5	8.9	477.1	7.8	408.9	6.9	360.8	5.7
Provision for income taxes(4)	85.4	1.2	307.7	4.7	156.4	2.6	134.5	2.3	113.5	1.8
Equity method investment net losses	(2.0)	N/A	–	N/A	–	N/A	–	N/A	–	N/A
Income from continuing operations	467.4	6.5	281.8	4.3	320.7	5.3	274.4	4.6	247.3	3.9
Loss from discontinued operations, net of tax	–	N/A	–	N/A	–	N/A	(.1)	N/A	(2.2)	N/A
Net income	467.4	6.5	281.8	4.3	320.7	5.3	274.3	4.6	245.1	3.9

	2018		2017		2016		2015		2014

Per Share Information
Income per common share from continuing operations	$5.35		$3.19		$3.60		$3.01		$2.64
Loss per common share from discontinued operations	–		–		–		–		(.03)
Net income per common share	5.35		3.19		3.60		3.01		2.61
Income per common share from continuing operations, assuming dilution	5.28		3.13		3.54		2.95		2.58
Loss per common share from discontinued operations, assuming dilution	–		–		–		–		(.02)
Net income per common share, assuming dilution	5.28		3.13		3.54		2.95		2.56
Dividends per common share	2.01		1.76		1.60		1.46		1.34
Weighted average number of common shares outstanding (in millions)	87.3		88.3		89.1		91.0		93.8
Weighted average number of common shares outstanding, assuming dilution (in millions)	88.6		90.1		90.7		92.9		95.7

At End of Year
Property, plant and equipment, net	$1,137.4		$1,097.9		$915.2		$847.9		$875.3
Total assets	5,177.5		5,136.9		4,396.4		4,133.7		4,356.9
Long-term debt and capital leases	1,771.6		1,316.3		713.4		963.6		940.1
Total debt	1,966.2		1,581.7		1,292.5		1,058.9		1,144.4
Shareholders' equity(5)	955.1		1,046.2		925.5		965.7		1,047.7

Other Information
Depreciation and amortization expense	$181.0		$178.7		$180.1		$188.3		$201.6
Research and development expense	98.2		93.4		89.7		91.9		102.5
Effective tax rate(4)(6)	15.4%		52.2%		32.8%		32.9%		31.5%

(1)
Results for 2014 reflected a 53-week period.
(2)
Included pre-tax charges for severance and related costs, asset impairment charges, lease and other contract cancellation costs, Argentine peso remeasurement transition loss, reversal of acquisition-related contingent consideration, and other items.
(3)
In the first quarter of 2018, we adopted Accounting Standards Update (ASU) No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, on a retrospective basis. This ASU requires employers with defined benefit plans to present the components of net periodic benefit cost, other than service cost, outside of operating income. Prior year results have been reclassified as required by the ASU.
(4)
In the fourth quarter of 2018, we finalized our provisional estimate as defined under SEC Staff Accounting Bulletin No. 118 related to the U.S. Tax Cuts and Jobs Act ("TCJA") of 2017.
(5)
Amounts in 2014 and 2015 included continuing and discontinued operations.
(6)
Amounts in 2014 and 2015 included continuing operations only.
2

Stockholder Return Performance

        The graph below compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500® Stock Index, the average return (weighted by market capitalization) of the S&P 500® Materials and Industrials subsets (the "Market Basket"), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2018.

Comparison of Five-Year Cumulative Total Return as of December 31, 2018

Total Return Analysis(1)

	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018

Avery Dennison Corporation	$100.00	$106.03	$128.63	$143.13	$220.86	$170.81
S&P 500 Index	100.00	110.79	109.98	120.00	141.29	132.19
Market Basket (Weighted Average)(2)	100.00	112.10	109.65	130.43	160.25	139.53
Market Basket (Median)	100.00	110.93	101.68	118.90	144.67	121.00

(1)
Assumes $100.00 invested on December 31, 2013 and the reinvestment of dividends.
(2)
Average weighted by market capitalization.

        Historical stock price performance is not necessarily indicative of future stock price performance.

3 Avery Dennison Corporation 2018 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION

        Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management's views on our financial condition and results of operations, should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto, and includes the following sections:

Non-GAAP Financial Measures	4
Overview and Outlook	4
Analysis of Results of Operations	6
Results of Operations by Reportable Segment	8
Financial Condition	9
Critical Accounting Estimates	13
Recent Accounting Requirements	15
Market-Sensitive Instruments and Risk Management	15

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

        Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (e.g., restructuring charges, legal settlements, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. These non-GAAP financial measures are used internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for a single period. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency, or timing.

        We use the following non-GAAP financial measures in this MD&A:

  •
  Sales change ex. currency refers to the increase or decrease in sales excluding the estimated impact of foreign currency translation and currency adjustment for transitional reporting of highly inflationary economies (Argentina). The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of currency fluctuations.
  •
  Organic sales change refers to sales change ex. currency, excluding the estimated impact of product line exits, acquisitions and divestitures, and, where applicable, the extra week in our fiscal year.

            We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.

  •
  Free cash flow refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from sales (purchases) of investments and proceeds from insurance. Free cash flow is also adjusted for the cash contributions related to the termination of our U.S. pension plan. We believe that free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.
  •
  Operational working capital as a percentage of annualized current quarter net sales refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as net current assets or liabilities held-for-sale divided by annualized current quarter net sales. We believe that operational working capital as a percentage of annualized current quarter net sales assists investors in assessing our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount, frequency, or timing, and that may increase the volatility of working capital as a percentage of sales from period to period. The items excluded from this measure are not significantly influenced by our day-to-day activities managed at the operating level and do not necessarily reflect the underlying trends in our operations.

OVERVIEW AND OUTLOOK

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2018, 2017, and 2016 fiscal years consisted of 52-week periods ending December 29, 2018, December 30, 2017, and December 31, 2016, respectively.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Net Sales

        The factors impacting the reported sales change are shown in the table below.

	2018	2017

Reported sales change	8%	9%
Foreign currency translation	(1)	(1)

Sales change ex. currency	7%	8%
Acquisitions	(1)	(4)

Organic sales change	6%	4%

        In both years, net sales increased on an organic basis primarily due to higher volume.

Net Income

        Net income increased from approximately $282 million in 2017 to approximately $467 million in 2018. The major factors affecting the change in net income in 2018 compared to 2017 were:

        Positive factors:

  •
  Lower income taxes due to the combined effects of the 2017 tax charges related to the enactment of the U.S. Tax Cuts and Jobs Act ("TCJA") and a net tax benefit from a discrete foreign tax planning action
  •
  The combined effect of volume and mix
  •
  Benefits from productivity initiatives, including savings from restructuring actions, net of transition costs

        Offsetting factors:

  •
  Pension plan settlement charges
  •
  Higher restructuring charges
  •
  Higher employee-related costs
  •
  Growth investments
  •
  Net impact of pricing and raw material inflation

U.S. Pension Plan Termination

        In July 2018, our Board of Directors ("Board") approved the termination of the Avery Dennison Pension Plan (the "ADPP"), a U.S. defined benefit plan, effective as of September 28, 2018. In connection with the termination, we contributed $200 million to the ADPP in August 2018 using U.S. commercial paper borrowings. During the fourth quarter of 2018, we settled approximately $152 million of the ADPP liability through lump-sum payments from existing plan assets to eligible participants who elected to receive them and recorded approximately $85 million of non-cash charges associated with these settlements. We expect to settle the remaining liability of approximately $792 million through the purchase of group annuity contract(s) from one or more yet-to-be-identified highly rated insurance companies in the first half of 2019. Upon transfer of this remaining liability, we expect to recognize an additional $490 million of non-cash pre-tax charges and related tax benefits of $190 million. As of December 29, 2018, the ADPP was underfunded by approximately $57 million.

Cost Reduction Actions

2018/2019 Actions

        In April 2018, we approved a restructuring plan (the "2018 Plan") associated with the consolidation of the European footprint of our Label and Graphic Materials ("LGM") reportable segment that is expected to result in a headcount reduction of approximately 400 positions related to the closure of a manufacturing facility. This reduction is expected to be partially offset by headcount additions in other locations, resulting in a net reduction of approximately 150 positions. During fiscal year 2018, we recorded $55.2 million in restructuring charges, net of reversals, related to the 2018 Plan. These charges consisted of severance and related costs for the reduction of approximately 345 positions to date, as well as asset impairment charges. The vast majority of the cash payments associated with these charges is expected to be made in 2019. We anticipate annualized savings from the 2018 Plan of approximately $25 million, beginning in the second half of 2019, and expect the 2018 Plan to be substantially complete by the end of 2019.

        In addition to restructuring charges recorded under the 2018 Plan, we recorded $4.2 million in restructuring charges in the fourth quarter 2018 related to our 2018/2019 Actions. These charges consisted of severance and related costs for the reduction of approximately 85 positions, as well as asset impairment charges.

2015/2016 Actions

        During fiscal year 2018, we recorded $14.3 million in restructuring charges, net of reversals, related to restructuring actions initiated during the third quarter of 2015. These charges consisted of severance and related costs for the reduction of approximately 625 positions, lease cancellation costs, and asset impairment charges.

        During fiscal year 2017, we recorded $34.1 million in restructuring charges, net of reversals, related to our 2015/2016 Actions. These charges consisted of severance and related costs for the reduction of approximately 920 positions, lease cancellation costs, and asset impairment charges.

        The activities and related charges and payments for our 2015/2016 Actions were substantially completed in 2018.

Impact of Cost Reduction Actions

        During fiscal year 2018, we realized approximately $30 million in savings, net of transition costs, primarily from our 2015/2016 Actions.

        We anticipate incremental savings from restructuring, net of transition costs, of approximately $35 million in 2019, primarily related to our 2018/2019 Actions. We estimate cash restructuring costs of at least $20 million in 2019.

        Restructuring charges were included in "Other expense, net" in the Consolidated Statements of Income. Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Acquisitions

        During 2017, we completed the stock acquisitions of Yongle Tape Ltd. ("Yongle Tape") and Finesse Medical Limited, and the net asset acquisition of Hanita Coatings Rural Cooperative Association Limited and stock acquisition of certain of its subsidiaries (collectively, the "2017 Acquisitions"), which were not material, individually or in the aggregate, to the Consolidated Financial Statements.

        In 2016, we completed the acquisition of the European business of Mactac ("Mactac"), which was not material to the Consolidated Financial Statements. Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information

Accounting Guidance Updates

        Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

5 Avery Dennison Corporation 2018 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Cash Flow

(In millions)	2018	2017	2016

Net cash provided by operating activities	$457.9	$645.7	$582.1
Purchases of property, plant and equipment	(226.7)	(190.5)	(176.9)
Purchases of software and other deferred charges	(29.9)	(35.6)	(29.7)
Proceeds from sales of property, plant and equipment	9.4	6.0	8.5
Proceeds from insurance and sales (purchases) of investments, net	18.5	(3.9)	3.1
Plus: Pension plan contribution for plan termination	200.0	–	–

Free cash flow	$429.2	$421.7	$387.1

        In 2018, net cash provided by operating activities decreased compared to 2017 primarily due to our $200 million contribution to the ADPP in connection with its termination, as well as higher income tax payments, net of refunds, changes in operational working capital, and higher incentive compensation payments, partially offset by higher net income. In 2018, free cash flow increased compared to 2017 primarily due to higher cash provided by operating activities adjusted for the ADPP contribution and higher net proceeds from insurance and sales of investments and proceeds from sales of property, plant and equipment, partially offset by higher capital expenditures.

        In 2017, net cash provided by operating activities increased compared to 2016 primarily due to higher income before taxes, as well as lower pension plan contributions, partially offset by higher income tax payments, net of refunds. Net cash provided by operating activities in 2017 reflected the impact of our adoption of the accounting guidance update related to stock-based payments. Free cash flow increased due to higher net cash flow provided by operating activities, partially offset by higher net capital and software expenditures.

Outlook

        Certain factors that we believe may contribute to our 2019 results are described below:

  •
  We expect our net sales, including the effects of foreign currency translation, to increase by approximately 1.5%.
  •
  Assuming the continuation of foreign currency rates in effect at year-end 2018, currency translation will reduce our net sales by approximately 2.5% and our pre-tax operating income by approximately $25 million compared to 2018.
  •
  We expect our full year effective tax rate to be in the single-digit range.
  •
  We anticipate capital and software expenditures of $275 million to $285 million.
  •
  We estimate cash restructuring costs of at least $20 million.
  •
  We estimate the net effect of non-cash charges and the tax impact related to the ADPP termination to reduce net income by approximately $300 million.

ANALYSIS OF RESULTS OF OPERATIONS

Income before Taxes

(In millions, except percentages)	2018	2017	2016

Net sales	$7,159.0	$6,613.8	$6,086.5
Cost of products sold	5,243.5	4,801.6	4,386.8

Gross profit	1,915.5	1,812.2	1,699.7
Marketing, general and administrative expense	1,127.5	1,105.2	1,085.7
Other expense, net	69.9	36.5	23.8
Interest expense	58.5	63.0	59.9
Other non-operating expense	104.8	18.0	53.2

Income before taxes	$554.8	$589.5	$477.1

Gross profit margin	26.8%	27.4%	27.9%

Gross Profit Margin

        Gross profit margin in 2018 decreased compared to 2017 reflecting the net impact of pricing and raw material inflation and higher employee-related costs, as well as growth investments, partially offset by the benefits from productivity initiatives, including savings from restructuring, net of transition costs.

        Gross profit margin in 2017 decreased compared to 2016 due to margin decline in the Industrial and Healthcare Materials reportable segment driven by the impact of acquisitions, growth investments, operational challenges, and a program loss in personal care tapes, which began impacting results in mid-2016.

Marketing, General and Administrative Expense

        Marketing, general and administrative expense increased in 2018 compared to 2017 reflecting the impact of acquisitions and other growth investments and the negative impact of changes in foreign currency, partially offset by the benefits from productivity initiatives, including savings from restructuring, net of transition costs.

        Marketing, general and administrative expense increased in 2017 compared to 2016 due to acquisitions. Before the impact of acquisitions, the benefits from productivity initiatives, including savings from restructuring, net of transition costs, were partially offset by higher employee-related costs.

Other Expense, net

(In millions)	2018	2017	2016

Other expense, net by type
Restructuring charges:
Severance and related costs	$63.0	$31.2	$14.7
Asset impairment charges and lease cancellation costs	10.7	2.2	5.2
Other items:
Argentine peso remeasurement transition loss	3.4	–	–
Other restructuring-related charge	.5	–	–
Transaction costs	–	5.2	5.0
Reversal of acquisition-related contingent consideration	(5.0)	–	–
Net gains on sales of assets	(2.7)	(2.1)	(1.1)

Other expense, net	$69.9	$36.5	$23.8

        Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Interest Expense

        Interest expense decreased approximately $4.5 million in 2018 compared to 2017, reflecting the repayment of senior notes in October 2017, which was financed by commercial paper borrowed at a lower interest rate.

        Interest expense increased approximately $3 million in 2017 compared to 2016, primarily due to additional long-term debt borrowed in 2017.

        We expect our interest expense in 2019 to be higher than in 2018 due to our issuance of $500 million of senior notes in the fourth quarter of 2018.

Other Non-Operating Expense

        In the first quarter of 2018, we adopted an accounting guidance update that requires employers with defined benefit plans to present the components of net periodic benefit cost other than service cost, outside of operating income. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information. Other non-operating expense increased in 2018 compared to 2017 due to settlement losses associated with the ADPP and two U.S. nonqualified benefit plans and two of our international benefit plans, partially offset by a higher expected return on plan assets in certain of our international defined benefit pension plans.

        Refer to Note 4, "Debt and Capital Leases," in the Consolidated Financial Statements for more information.

Net Income and Earnings per Share

(In millions, except percentages and per share amounts)	2018	2017	2016

Income before taxes	$554.8	$589.5	$477.1
Provision for income taxes	85.4	307.7	156.4
Equity method investment net losses	(2.0)	–	–

Net income	$467.4	$281.8	$320.7

Net income per common share	$5.35	$3.19	$3.60
Net income per common share, assuming dilution	5.28	3.13	3.54

Effective tax rate	15.4%	52.2%	32.8%

Provision for Income Taxes

        The 2018 effective tax rate included measurement period adjustments to our 2017 provisional amount related to the TCJA in accordance with guidance provided under SEC Staff Accounting Bulletin No. 118 ("SAB 118"). In 2018, we adjusted our 2017 provisional amount by recognizing a net tax benefit of $34.7 million. This amount primarily reflected: (i) $39.6 million of tax benefit related to the remeasurement of the net deferred tax asset from cash contributions to the ADPP and realized foreign currency loss, both of which resulted from our decision to accelerate the related deductions on our 2017 U.S. federal income tax return; (ii) $3.6 million of tax charges for changes in our indefinite reinvestment assertions related to our investments in certain foreign subsidiaries after information required to make such determinations was obtained; (iii) $9.5 million of tax charge for adjustments made to the one-time transition tax, primarily due to a change in our filing position and to reflect regulatory and administrative guidance subsequently issued by the Internal Revenue Service and certain state taxing authorities; and (iv) $9.4 million of tax benefit from releasing a previously recorded uncertain tax position after the position was not taken on our 2017 U.S. federal income tax return.

        The 2018 effective tax rate also included net tax charges related to: (i) the effects of certain U.S. international tax provisions imposed by the TCJA, including $16 million of tax charge on Global Intangible Low-taxed Income ("GILTI") and $9 million of tax charge on Base Erosion Antiabuse Tax ("BEAT"), partially offset by $2 million of tax benefit on Foreign Derived Intangible Income ("FDII"); (ii) $7.9 million of tax charges for foreign withholding taxes on our current year earnings; (iii) $8.8 million of tax benefit, including previously accrued interest and penalties, primarily from changes in our judgment about tax filing positions due to the effective settlement of our German tax audit for tax years 2006-2010; and (iv) $8 million of tax benefit from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years.

        During 2018, after our adoption of the accounting guidance update related to intra-entity transfers of assets other than inventory, certain foreign owned intellectual property was transferred between our foreign subsidiaries. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information. Accordingly, we recognized a net discrete tax benefit of $31 million primarily due to the recognition of a deferred tax asset in a higher tax rate jurisdiction, partially offset by a taxable gain recognized in a lower tax rate jurisdiction.

        The 2017 effective tax rate included: (i) $172 million of net tax charge related to the enactment of the TCJA; (ii) $5.1 million of tax benefit from the release of valuation allowance on certain state deferred tax assets; (iii) $4.2 million of tax benefit, including previously accrued interest and penalties, from effective settlements and changes in our judgment about tax filing positions as a result of new information; and (iv) $4.4 million of tax benefit from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years.

        The 2016 effective tax rate included: (i) $7.6 million of tax charge associated with the cost to repatriate current earnings of certain foreign subsidiaries; (ii) $46.3 million of tax charge related to U.S. income and foreign withholding taxes resulting from changes in indefinite reinvestment assertions on certain foreign earnings and profits; (iii) $16.8 million of tax benefit resulting from settlements of certain foreign audits; (iv) $5.4 million of tax benefit resulting from expirations of statutes of limitations; (v) $6.7 million of tax benefit from the release of valuation allowances against certain deferred tax assets in a foreign jurisdiction associated with a structural simplification approved by the tax authority; (vi) $3.6 million of tax benefit from the release of valuation allowances on certain state deferred tax assets; and (vii) $8.4 million of tax charge from deferred tax adjustments resulting from tax rate changes in certain foreign jurisdictions.

        Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

7 Avery Dennison Corporation 2018 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

        Operating income refers to income before interest and taxes.

Label and Graphic Materials

(In millions)	2018	2017	2016

Net sales including intersegment sales	$4,929.8	$4,575.8	$4,250.7
Less intersegment sales	(78.7)	(64.1)	(63.4)

Net sales	$4,851.1	$4,511.7	$4,187.3
Operating income(1)	568.2	577.4	522.0

(1) Included charges associated with restructuring in all years, Argentine peso remeasurement transition loss, other restructuring-related charge and loss on sale of assets in 2018, gains on sales of assets in 2017, and transaction costs in 2017 and 2016.	$61.8	$14.5	$13.0

Net Sales

        The factors impacting reported sales change are shown in the table below.

	2018	2017

Reported sales change	8%	8%
Foreign currency translation	(2)	(1)

Sales change ex. currency	6	7
Acquisitions	–	(3)

Organic sales change	6%	4%

        In 2018, net sales increased on an organic basis due to higher volume and pricing actions. Net sales increased on an organic basis at mid-single digit rates in emerging markets and North America and at a low-single digit rate in Western Europe.

        In 2017, net sales increased on an organic basis due to higher volume. Net sales increased on an organic basis at mid-single digit rates in emerging markets and Western Europe and at a low-single digit rate in North America.

Operating Income

        Operating income decreased in 2018 compared to 2017 reflecting higher restructuring charges, employee-related costs and the net impact of pricing and raw material costs, excluding the effects of foreign currency, partially offset by the combined effect of volume and mix, as well as a net benefit from changes in foreign currency.

        Operating income increased in 2017 compared to 2016 primarily reflecting higher volume/mix and benefits from productivity initiatives, including savings from restructuring, net of transition costs, partially offset by higher employee-related costs and the net impact of pricing and raw material costs.

Retail Branding and Information Solutions

(In millions)	2018	2017	2016

Net sales including intersegment sales	$1,617.9	$1,514.4	$1,448.3
Less intersegment sales	(4.7)	(3.2)	(2.9)

Net sales	$1,613.2	$1,511.2	$1,445.4
Operating income(1)	170.4	126.7	105.0

(1) Included charges associated with restructuring and net gains on sales of assets in all years and transaction costs related to sale of product line in 2017 and 2016.	$11.4	$18.1	$9.8

Net Sales

        The factors impacting reported sales change are shown in the table below.

	2018	2017

Reported sales change	7%	5%
Foreign currency translation	–	–

Organic sales change	7%	5%

        In 2018, net sales increased on an organic basis driven by strength in both radio-frequency identification solutions and the base business.

        In 2017, net sales increased on an organic basis due to higher volume, reflecting growth in both the base business and radio-frequency identification solutions.

Operating Income

        Operating income increased in 2018 compared to 2017 reflecting higher volume, the benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and lower amortization of other intangibles resulting from business acquisitions, partially offset by higher employee-related costs and growth investments.

        Operating income increased in 2017 compared to 2016 due to the benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and higher volume, partially offset by higher employee-related costs.

Industrial and Healthcare Materials

(In millions)	2018	2017	2016

Net sales including intersegment sales	$703.5	$598.6	$461.0
Less intersegment sales	(8.8)	(7.7)	(7.2)

Net sales	$694.7	$590.9	$453.8
Operating income(1)	62.9	52.6	56.1

(1) Included charges associated with restructuring in all years, transaction costs in 2017 and 2016, and reversal of acquisition-related contingent consideration in 2018.	$(1.0)	$3.7	$1.9

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales

        The factors impacting reported sales change are shown in the table below.

	2018	2017

Reported sales change	18%	30%
Foreign currency translation	(2)	–

Sales change ex. currency	16	30
Acquisitions	(15)	(28)

Organic sales change	1%	2%

        In 2018, net sales increased on an organic basis primarily due to higher volume in industrial categories.

        In 2017, net sales increased on an organic basis due to higher volume, as growth in industrial categories more than offset the anticipated decline in healthcare categories.

Operating Income

        Operating income increased in 2018 compared to 2017 driven by the net impact of acquisitions and organic growth, partially offset by growth investments.

        Operating income decreased in 2017 compared to 2016 due to a program loss in personal care tapes, which began impacting results in mid-2016, higher employee-related costs, and growth investments, partially offset by volume growth in the industrial categories and the impact of acquisitions.

FINANCIAL CONDITION

Liquidity

Operating Activities

(In millions)	2018	2017	2016

Net income	$467.4	$281.8	$320.7
Depreciation and amortization	181.0	178.7	180.1
Provision for doubtful accounts and sales returns	45.6	37.6	54.4
Net losses (gains) from impairments, sale of assets and investment settlements	6.8	(.4)	(.6)
Stock-based compensation	34.3	30.2	27.2
Losses from settlements of pension obligations	93.7	–	41.4
Deferred income taxes and other non-cash taxes	(32.7)	151.6	52.3
Other non-cash expense and loss	53.6	53.9	46.2
Trade accounts receivable	(62.5)	(141.2)	(88.2)
Inventories	(70.5)	(14.9)	(19.6)
Other current assets	(5.6)	(7.9)	(7.6)
Accounts payable	43.6	83.4	31.6
Accrued liabilities	(29.8)	(.6)	32.4
Taxes on income	(35.5)	29.6	(14.1)
Other assets	(6.0)	(13.0)	(2.3)
Long-term retirement benefits and other liabilities	(225.5)	(23.1)	(71.8)

Net cash provided by operating activities	$457.9	$645.7	$582.1

        For cash flow purposes, changes in assets and liabilities and other adjustments exclude the impact of foreign currency translation (discussed below in "Analysis of Selected Balance Sheet Accounts").

        In 2018, cash flow provided by operating activities decreased compared to 2017 primarily due to our $200 million contribution to the ADPP in connection with its termination, higher income tax payments, net of refunds, changes in operational working capital, and higher incentive compensation payments, partially offset by higher net income.

        In 2017, cash flow provided by operating activities increased compared to 2016 primarily due to higher income before taxes, as well as lower pension plan contributions, partially offset by higher income tax payments, net of refunds. In addition, operating activities reflected the impact of our adoption of the accounting guidance update related to stock-based payments described in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements.

Investing Activities

(In millions)	2018	2017	2016

Purchases of property, plant and equipment	$(226.7)	$(190.5)	$(176.9)
Purchases of software and other deferred charges	(29.9)	(35.6)	(29.7)
Proceeds from sales of property, plant and equipment	9.4	6.0	8.5
Proceeds from insurance and sales (purchases) of investments, net	18.5	(3.9)	3.1
Payments for acquisitions, net of cash acquired, and investments in businesses	(3.8)	(319.3)	(237.2)

Net cash used in investing activities	$(232.5)	$(543.3)	$(432.2)

Purchases of Property, Plant and Equipment

        In 2018, we invested in equipment to support growth primarily in Asia, North America and Europe and to improve manufacturing productivity. In 2017 and 2016, we invested in new equipment to support growth in Asia, Europe and North America and to improve manufacturing productivity.

Purchases of Software and Other Deferred Charges

        In 2018, we invested in information technology primarily associated with enterprise resource planning system implementations in North America and Asia. In 2017, we invested in information technology primarily associated with enterprise resource planning system implementations in North America, Asia, and Europe. Information technology investments in 2016 were primarily associated with standardization initiatives in Asia and North America.

Proceeds from Insurance and Sales (Purchases) of Investments, Net

        In 2018, proceeds from insurance were associated with our corporate-owned life insurance policies. We also had higher proceeds from net sales of investments in 2018.

Payments for Acquisitions and Investments in Businesses

        In 2018, we paid $3.8 million for investments in unconsolidated businesses. In 2017 and 2016, the aggregate payments for acquisitions, net of cash acquired, and investments in businesses were approximately $319 million and $237 million, respectively, which we

9 Avery Dennison Corporation 2018 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

funded through cash and commercial paper borrowings. The 2017 Acquisitions were also partially funded through proceeds from the senior notes we issued in 2017.

        Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information.

Financing Activities

(In millions)	2018	2017	2016

Net change in borrowings and repayments of debt and capital leases	$(84.0)	$(343.0)	$232.2
Additional long-term borrowings	493.3	542.9	–
Dividends paid	(175.0)	(155.5)	(142.5)
Share repurchases	(392.9)	(129.7)	(262.4)
Net (tax withholding) proceeds related to stock-based compensation	(32.2)	1.4	66.5
Payments of contingent consideration	(17.3)	–	–

Net cash used in financing activities	$(208.1)	$(83.9)	$(106.2)

Borrowings and Repayment of Debt

        In December 2018, we issued $500 million of senior notes, due December 2028. The senior notes bear an interest rate of 4.875% per year, payable semi-annually in arrears. The net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, were $493.3 million, which we used to repay commercial paper borrowings. Prior to the issuance of these senior notes, we used commercial paper borrowings in the third quarter to fund our $200 million contribution to the ADPP in connection with its termination.

        In March 2017, we issued €500 million of senior notes, due March 2025. The senior notes bear an interest rate of 1.25% per year, payable annually in arrears. The net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, were $526.6 million (€495.5 million), a portion of which we used to repay commercial paper borrowed to finance a portion of the purchase price for our acquisition of the European business of Mactac and the remainder of which we used for general corporate purposes, including other acquisitions.

        In March 2016, we entered into an agreement to establish a Euro-Commercial Paper Program pursuant to which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Borrowings from this program were used to fund a portion of the purchase price for our acquisition of the European business of Mactac in 2016.

        Given the seasonality of our cash flow from operating activities, during 2018, 2017, and 2016, our commercial paper borrowings were used to fund share repurchase activity, dividend payments, and capital expenditures, and for other general corporate purposes.

        Refer to Note 2, "Acquisitions," and Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

Dividends Paid

        We paid dividends of $2.01 per share in 2018 compared to $1.76 per share in 2017. In April 2018, we increased our quarterly dividend to $.52 per share, representing an increase of approximately 16% from our previous dividend rate of $.45 per share.

Share Repurchases

        From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2018, we repurchased approximately 4 million shares of our common stock at an aggregate cost of $392.9 million. In 2017, we repurchased approximately 1.5 million shares of our common stock at an aggregate cost of $129.7 million.

        In April 2017, our Board authorized the repurchase of additional shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. As of December 29, 2018, shares of our common stock in the aggregate amount of $232.4 million remained authorized for repurchase under this Board authorization.

Net (Tax Withholding) Proceeds Related to Stock-Based Compensation

        In 2018, tax withholding for stock-based compensation increased compared to 2017 as a result of higher vesting-date share prices for equity awards vested during the year. In 2017, tax withholding for stock-based compensation, reflected the impact of our adoption of the accounting guidance update related to stock-based payments.

        The number of stock options exercised was approximately .03 million, .6 million, and 1.4 million in 2018, 2017, and 2016, respectively. Refer to Note 12, "Long-Term Incentive Compensation," to the Consolidated Financial Statements for more information.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

        Property, plant and equipment, net, increased by approximately $40 million to $1.1 billion at year-end 2018, which primarily reflected purchases of property, plant and equipment and the impact of foreign currency translation, partially offset by depreciation expense.

        Goodwill decreased by approximately $43 million to $941.8 million at year-end 2018 due to purchase price adjustments related to the acquisition of Yongle Tape and the impact of foreign currency translation.

        Other intangibles resulting from business acquisitions, net, decreased by approximately $22 million to $144 million at year-end 2018, which primarily reflected amortization expense.

        Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

        Long-term retirement benefits and other liabilities decreased by approximately $295 million to $334.7 million, primarily reflecting our pension plan contribution and the reclassification of the remaining obligations to other current liabilities as a result of the termination of the ADPP, a reduction in contingent consideration liabilities, and lower net obligation for our international pension plans as a result of higher returns on plan assets and discount rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Shareholders' Equity Accounts

        The balance of our shareholders' equity decreased by approximately $91 million to $955 million at year-end 2018, which reflected share repurchases, dividend payments and foreign currency translation, partially offset by current year net income, the net decrease in "accumulated other comprehensive loss," and the use of treasury shares to settle the exercise of stock options and vesting of stock-based awards, as well as to fund contributions to our U.S. defined contribution plan.

        Refer to Note 6, "Pension and Other Postretirement Benefits," and Note 11, "Supplemental Equity and Comprehensive Income Information," to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation

(In millions)	2018	2017

Change in net sales	$86	$29

        In 2018, international operations generated approximately 77% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

        The favorable impact of foreign currency translation on net sales in 2018 compared to 2017 was primarily related to euro-denominated sales and sales in China, partially offset by the unfavorable impact of foreign currency translation on sales in Brazil and Turkey.

        On July 1, 2018, we began accounting for our operations in Argentina as highly inflationary, as the country's three-year cumulative inflation rate exceeded 100%. As a result, the functional currency of our Argentine subsidiary became the U.S. dollar.

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

Operational Working Capital Ratio

        Operational working capital, as a percentage of annualized current-quarter net sales, is reconciled to working capital below. Our objective is to minimize our investment in operational working capital, as a percentage of annualized current-quarter net sales, to maximize our cash flow and return on investment. Operational working capital, as a percentage of annualized current-quarter net sales in 2018 was comparable to 2017.

(In millions, except percentages)	2018	2017

(A) Working capital	$304.0	$266.1
Reconciling items:
Cash and cash equivalents	(232.0)	(224.4)
Current refundable income taxes and other current assets	(221.3)	(217.3)
Assets held for sale	(3.6)	(6.3)
Short-term borrowings and current portion of long-term debt and capital leases	194.6	265.4
Current income taxes payable and other current accrued liabilities	768.9	699.2

(B) Operational working capital	$810.6	$782.7

(C) Fourth-quarter net sales, annualized	$7,074.8	$6,941.2

Operational working capital, as a percentage of annualized current-quarter net sales (B) ÷ (C)	11.5%	11.3%

Accounts Receivable Ratio

        The average number of days sales outstanding was 62 days in 2018 compared to 63 days in 2017, calculated using the four-quarter average accounts receivable balance divided by the average daily sales in 2018 and 2017, respectively. The decrease in the average number of days sales outstanding primarily reflected the impact of foreign currency translation.

Inventory Ratio

        Average inventory turnover was 7.8 in 2018 compared to 7.9 in 2017, calculated using the annual cost of sales in 2018 and 2017, respectively, and divided by the four-quarter average inventory balance. The decrease in the average inventory turnover primarily reflected the timing of inventory purchases.

Accounts Payable Ratio

        The average number of days payable outstanding was 73 days in 2018 compared to 72 days in 2017, calculated using the four-quarter average accounts payable balance divided by the average daily cost of products sold in 2018 and 2017, respectively. The increase in average number of days payable outstanding primarily reflected the timing of vendor payments, partially offset by the impact of the 2017 Acquisitions and foreign currency translation.

Financial Covenants

        Our revolving credit facility (the "Revolver") contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. As of December 29, 2018 and December 30, 2017, we were in compliance with our financial covenants.

Fair Value of Debt

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities on notes with similar rates, credit rating, and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The increase in the fair value of our total debt from $1.6 billion at December 30, 2017 to $2 billion at

11 Avery Dennison Corporation 2018 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

December 29, 2018 primarily reflected our issuance of $500 million of senior notes in 2018. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for more information.

Capital Resources

        Capital resources include cash flows from operations, cash and cash equivalents and debt financing, including ready access to commercial paper. We plan to use these resources to fund operational needs, including payments related to the ADPP termination and cost reduction actions.

        At year-end 2018, we had cash and cash equivalents of $232 million held in accounts at third-party financial institutions. Our cash balances are held in numerous locations throughout the world. At year-end 2018, the majority of our cash and cash equivalents was held by our foreign subsidiaries.

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

        In November 2017, we amended and restated the Revolver, increasing the amount available from certain domestic and foreign banks from $700 million to $800 million. The amendment also extended the Revolver's maturity date to November 8, 2022. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $300 million, subject to lender approvals and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.

        No balances were outstanding under the Revolver as of year-end 2018 or 2017. Commitment fees associated with the Revolver in 2018, 2017, and 2016 were $1.2 million, $1.1 million, and $1.1 million, respectively.

        In addition to the Revolver, we have significant short-term lines of credit available in various countries totaling approximately $330 million at December 29, 2018. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under our lines of credit were $45.5 million and $76.1 million at December 29, 2018 and December 30, 2017, respectively, with a weighted-average interest rate of 7% and 6.2%, respectively.

        In March 2016, we entered into an agreement to establish a Euro-Commercial Paper Program pursuant to which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes may vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by the Revolver. There are no financial covenants under this program. As of December 29, 2018, no balance was outstanding under this program.

        We had $131 million and $183.8 million of U.S. commercial paper borrowings outstanding at year-end 2018 and 2017, respectively, with a weighted-average interest rate of 2.75% and 1.79%, respectively.

        We had medium-term notes of $45 million outstanding at year-end 2018 and 2017.

        Refer to Note 4, "Debt and Capital Leases," to the Consolidated Financial Statements for more information.

        We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

        Our total debt increased by approximately $385 million to $1.97 billion at year-end 2018 compared to $1.58 billion at year-end 2017, primarily reflecting our issuance of $500 million of senior notes, a portion of which we used to repay commercial paper borrowings.

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

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2018

	Payments Due by Period
(In millions)	Total	2019	2020	2021	2022	2023	Thereafter

Short-term borrowings	$176.5	$176.5	$–	$–	$–	$–	$–
Long-term debt	1,782.3	14.4	265.0	–	–	250.0	1,252.9
Payments related to long-term capital leases	30.5	5.9	5.4	5.2	4.8	4.7	4.5
Interest on long-term debt	482.2	65.7	55.6	51.1	51.1	45.2	213.5
Operating leases	184.8	47.7	38.9	29.4	18.8	12.9	37.1

Total contractual obligations	$2,656.3	$310.2	$364.9	$85.7	$74.7	$312.8	$1,508.0

Management's Discussion and Analysis of Financial Condition and Results of Operations

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
  •
  Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans – Benefits under our funded pension plans are paid through trusts or trust equivalents. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included as we are not able to estimate required contributions to the trusts or trust equivalents. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for information regarding expected contributions to these plans and plan terminations and settlements.
  •
  Pension and postretirement benefit payments – As of December 29, 2018, we had unfunded benefit obligations from certain defined benefit plans. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information, including expected benefit payments over the next 10 years.
  •
  Deferred compensation plan benefit payments – It is impracticable for us to obtain a reasonable estimate for 2019 and beyond due to the volatility of the payment amounts and certain events that could trigger immediate payment of benefits to participants. In addition, participant account balances are marked-to-market monthly and benefit payments are adjusted annually. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information.
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
  •
  Unrecognized tax benefits of $80.8 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.
  •
  Payments related to cost reduction actions – The payments for severance and other contract terminations are subject to applicable agreements, local laws and practices. Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

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

        Critical accounting estimates are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe our critical accounting estimates include accounting for goodwill, pension and postretirement benefits, taxes based on income, and long-term incentive compensation.

Goodwill

        Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. In performing the required impairment tests, we have the option to first assess qualitative factors before performing a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. A quantitative assessment primarily consists of a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. For certain reporting units the goodwill of which is acquired in the current period, we perform a qualitative assessment to determine whether a quantitative assessment is necessary. We perform our annual impairment test of goodwill during the fourth quarter.

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

13 Avery Dennison Corporation 2018 Annual Report

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

        In our annual impairment analysis in the fourth quarter of 2018, the goodwill of reporting units in our Label and Graphic Materials and Retail Branding and Information Solutions reportable segments were tested utilizing a qualitative assessment. Based on this assessment we determined that the fair values of the reporting units in both reportable segments were greater than their carrying values. Therefore, the goodwill in these reporting units was not impaired.

        Additionally, in our annual impairment analysis, the goodwill of reporting units in our Industrial and Healthcare Materials reportable segment were tested utilizing a quantitative assessment. This assessment indicated that the fair values of these reporting units exceeded their respective carrying amounts, including goodwill. Except for our Yongle Tape reporting unit acquired in 2017, the fair values of these reporting units exceeded their carrying amounts by 100% or more. Yongle Tape's fair value exceeded its carrying value by 22%, assuming a discount rate of 12% and a perpetual growth rate of 3.5%. As of December 29, 2018, the carrying value of Yongle Tape's goodwill was $81.7 million.

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

Discount Rate

        In consultation with our actuaries, we annually review and determine the discount rates to be used in valuing our postretirement obligations. With the exception of the ADPP, the assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. As of December 29, 2018, the discount rate for the ADPP after reflecting plan termination was set based on estimated insurer pricing. As of December 29, 2018, a .25% increase in the discount rate in the U.S. would have decreased our year-end projected benefit obligation by approximately $23 million and increased expected periodic benefit cost for the coming year by approximately $.04 million. Conversely, a .25% decrease in the discount rate in the U.S. would have increased our year-end projected benefit obligation by approximately $24 million and decreased expected periodic benefit cost for the coming year by approximately $.1 million. As of December 29, 2018, a .25% increase in the discount rate associated with our international plans would have decreased our year-end projected benefit obligation by $34 million and increased expected periodic benefit cost for the coming year by approximately $2 million. Conversely, a .25% decrease in the discount rate associated with our international plans would have increased our year-end projected benefit obligation by approximately $37 million and decreased expected periodic benefit cost for the coming year by approximately $2 million.

        We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we applied multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of the plans' liability cash flows to the corresponding rates on the yield curve.

Long-term Return on Assets

        We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of .25% on the long-term return on assets in the U.S. would have decreased or increased, respectively, our periodic benefit cost for the coming year by approximately $.5 million. An increase or decrease of .25% on the long-term return on assets associated with our international plans would have decreased or increased, respectively, our periodic benefit cost for the coming year by approximately $2 million.

Taxes Based on Income

        Deferred income tax assets represent amounts available to reduce income taxes payable in future years. These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Our assessment of these sources of income relies heavily on estimates. Our forecasted earnings by jurisdiction are determined by the manner in which we operate our business and any changes to our operations may affect our effective tax rate. For example, our future income tax rate could be adversely affected by earnings being lower than anticipated in jurisdictions in which we have significant deferred tax assets that are dependent on such earnings to be realized. We use historical experience along with operating forecasts to evaluate expected future taxable income. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a

Management's Discussion and Analysis of Financial Condition and Results of Operations

valuation allowance is established in the period we make such a determination. A tax planning strategy is defined as "an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets."

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

        Our income tax provision for fiscal year 2018 included measurement period adjustments to our 2017 provisional amount related to the TCJA in accordance with guidance provided under SAB 118. We completed our analysis based on our interpretation of available U.S. Treasury regulations and administrative interpretations. However, the provisions of the TCJA are subject to further amendments, interpretations, regulations, and court cases, any of which could increase or decrease one or more impacts of the legislation.

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

15 Avery Dennison Corporation 2018 Annual Report

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

        In both 2018 and 2017, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

        The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was $.5 million at year-end 2018 and $1.1 million at year-end 2017.

        The VAR model is a risk analysis tool and does not represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

Interest Rate Sensitivity

        In 2018, an assumed 30 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have increased interest expense by approximately $1.3 million.

        In 2017, an assumed 30 basis point move in interest rates affecting our variable-rate borrowings (10% of our weighted-average interest rate on floating rate debt) would have increased interest expense by approximately $.7 million.

Consolidated Balance Sheets

(Dollars in millions, except per share amount)	December 29, 2018	December 30, 2017

Assets
Current assets:
Cash and cash equivalents	$232.0	$224.4
Trade accounts receivable, less allowances of $21.1 and $36.2 at year-end 2018 and 2017, respectively	1,189.7	1,180.3
Inventories, net	651.4	609.6
Refundable income taxes	27.0	28.9
Assets held for sale	3.6	6.3
Other current assets	194.3	188.4

Total current assets	2,298.0	2,237.9
Property, plant and equipment, net	1,137.4	1,097.9
Goodwill	941.8	985.1
Other intangibles resulting from business acquisitions, net	144.0	166.3
Non-current deferred income taxes	205.3	196.3
Other assets	451.0	453.4

	$5,177.5	$5,136.9

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and capital leases	$194.6	$265.4
Accounts payable	1,030.5	1,007.2
Accrued payroll and employee benefits	217.9	248.5
Accrued trade rebates	129.8	112.3
Income taxes payable	58.1	49.2
Other accrued liabilities	363.1	289.2

Total current liabilities	1,994.0	1,971.8
Long-term debt and capital leases	1,771.6	1,316.3
Long-term retirement benefits and other liabilities	334.7	629.3
Non-current deferred and payable income taxes	122.1	173.3
Commitments and contingencies (see Notes 7 and 8)
Shareholders' equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2018 and 2017; issued – 124,126,624 shares at year-end 2018 and 2017; outstanding – 84,723,655 shares and 88,011,541 shares at year-end 2018 and 2017, respectively	124.1	124.1
Capital in excess of par value	872.0	862.6
Retained earnings	2,864.9	2,596.7
Treasury stock at cost, 39,402,969 shares and 36,115,083 shares at year-end 2018 and 2017, respectively	(2,223.9)	(1,856.7)
Accumulated other comprehensive loss	(682.0)	(680.5)

Total shareholders' equity	955.1	1,046.2

	$5,177.5	$5,136.9

See Notes to Consolidated Financial Statements

17 Avery Dennison Corporation 2018 Annual Report

Consolidated Statements of Income

(In millions, except per share amounts)	2018	2017	2016

Net sales	$7,159.0	$6,613.8	$6,086.5
Cost of products sold	5,243.5	4,801.6	4,386.8

Gross profit	1,915.5	1,812.2	1,699.7
Marketing, general and administrative expense	1,127.5	1,105.2	1,085.7
Other expense, net	69.9	36.5	23.8
Interest expense	58.5	63.0	59.9
Other non-operating expense	104.8	18.0	53.2

Income before taxes	554.8	589.5	477.1
Provision for income taxes	85.4	307.7	156.4
Equity method investment net losses	(2.0)	–	–

Net income	$467.4	$281.8	$320.7

Per share amounts:
Net income per common share	$5.35	$3.19	$3.60

Net income per common share, assuming dilution	$5.28	$3.13	$3.54

Weighted average number of shares outstanding:
Common shares	87.3	88.3	89.1
Common shares, assuming dilution	88.6	90.1	90.7

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

(In millions)	2018	2017	2016

Net income	$467.4	$281.8	$320.7
Other comprehensive (loss) income, net of tax:
Foreign currency translation:
Translation (loss) gain	(91.2)	56.4	(53.7)
Pension and other postretirement benefits:
Net loss recognized from actuarial gain/loss and prior service cost/credit	(4.1)	(3.0)	(62.9)
Reclassifications to net income	93.8	19.3	44.2
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	1.1	(2.2)	.7
Reclassifications to net income	(1.1)	.9	2.8

Other comprehensive (loss) income, net of tax	(1.5)	71.4	(68.9)

Total comprehensive income, net of tax	$465.9	$353.2	$251.8

See Notes to Consolidated Financial Statements

19 Avery Dennison Corporation 2018 Annual Report

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total

Balance as of January 2, 2016	$124.1	$834.0	$2,277.6	$(1,587.0)	$(683.0)	$965.7
Net income	–	–	320.7	–	–	320.7
Other comprehensive loss, net of tax	–	–	–	–	(68.9)	(68.9)
Repurchase of 3,781,528 shares for treasury	–	–	–	(262.4)	–	(262.4)
Issuance of 1,842,165 shares under stock-based compensation plans, including tax of $12.3	–	18.0	7.7	67.2	–	92.9
Contribution of 280,526 shares to 401(k) Plan	–	–	9.8	10.2	–	20.0
Dividends: $1.60 per share	–	–	(142.5)	–	–	(142.5)

Balance as of December 31, 2016	$124.1	$852.0	$2,473.3	$(1,772.0)	$(751.9)	$925.5
Net income	–	–	281.8	–	–	281.8
Other comprehensive income, net of tax	–	–	–	–	71.4	71.4
Repurchase of 1,488,890 shares for treasury	–	–	–	(129.7)	–	(129.7)
Issuance of 960,656 shares under stock-based compensation plans	–	10.6	(14.4)	36.2	–	32.4
Contribution of 230,915 shares to 401(k) Plan	–	–	11.5	8.8	–	20.3
Dividends: $1.76 per share	–	–	(155.5)	–	–	(155.5)

Balance as of December 30, 2017	$124.1	$862.6	$2,596.7	$(1,856.7)	$(680.5)	$1,046.2
Tax accounting for intra-entity asset transfers(1)	–	–	(13.8)	–	–	(13.8)

Balance as of December 31, 2017	$124.1	$862.6	$2,582.9	$(1,856.7)	$(680.5)	$1,032.4
Net income	–	–	467.4	–	–	467.4
Other comprehensive loss, net of tax	–	–	–	–	(1.5)	(1.5)
Repurchase of 3,951,215 shares for treasury	–	–	–	(392.9)	–	(392.9)
Issuance of 458,506 shares under stock-based compensation plans	–	9.4	(24.1)	17.6	–	2.9
Contribution of 204,823 shares to 401(k) Plan	–	–	13.7	8.1	–	21.8
Dividends: $2.01 per share	–	–	(175.0)	–	–	(175.0)

Balance as of December 29, 2018	$124.1	$872.0	$2,864.9	$(2,223.9)	$(682.0)	$955.1

(1)
In the first quarter of 2018, we adopted an accounting guidance update that requires recognition of the income tax effects of intra-entity sales and transfers of assets other than inventory in the period in which they occur. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In millions)	2018	2017	2016

Operating Activities
Net income	$467.4	$281.8	$320.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	141.5	126.6	117.5
Amortization	39.5	52.1	62.6
Provision for doubtful accounts and sales returns	45.6	37.6	54.4
Net losses (gains) from impairments, sale of assets and investment settlements	6.8	(.4)	(.6)
Stock-based compensation	34.3	30.2	27.2
Losses from settlements of pension obligations	93.7	–	41.4
Deferred income taxes and other non-cash taxes	(32.7)	151.6	52.3
Other non-cash expense and loss	53.6	53.9	46.2
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(62.5)	(141.2)	(88.2)
Inventories	(70.5)	(14.9)	(19.6)
Other current assets	(5.6)	(7.9)	(7.6)
Accounts payable	43.6	83.4	31.6
Accrued liabilities	(29.8)	(.6)	32.4
Taxes on income	(35.5)	29.6	(14.1)
Other assets	(6.0)	(13.0)	(2.3)
Long-term retirement benefits and other liabilities	(225.5)	(23.1)	(71.8)

Net cash provided by operating activities	457.9	645.7	582.1

Investing Activities
Purchases of property, plant and equipment	(226.7)	(190.5)	(176.9)
Purchases of software and other deferred charges	(29.9)	(35.6)	(29.7)
Proceeds from sales of property, plant and equipment	9.4	6.0	8.5
Proceeds from insurance and sales (purchases) of investments, net	18.5	(3.9)	3.1
Payments for acquisitions, net of cash acquired, and investments in businesses	(3.8)	(319.3)	(237.2)

Net cash used in investing activities	(232.5)	(543.3)	(432.2)

Financing Activities
Net (decrease) increase in borrowings (maturities of three months or less)	(77.6)	(89.2)	234.9
Additional long-term borrowings	493.3	542.9	–
Repayments of long-term debt and capital leases	(6.4)	(253.8)	(2.7)
Dividends paid	(175.0)	(155.5)	(142.5)
Share repurchases	(392.9)	(129.7)	(262.4)
Net (tax withholding) proceeds related to stock-based compensation	(32.2)	1.4	66.5
Payments of contingent consideration	(17.3)	–	–

Net cash used in financing activities	(208.1)	(83.9)	(106.2)

Effect of foreign currency translation on cash balances	(9.7)	10.8	(7.4)

Increase in cash and cash equivalents	7.6	29.3	36.3
Cash and cash equivalents, beginning of year	224.4	195.1	158.8

Cash and cash equivalents, end of year	$232.0	$224.4	$195.1

See Notes to Consolidated Financial Statements

21 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

        Our businesses include the production of pressure-sensitive materials and a variety of tickets, tags, labels and other converted products. We sell most of our pressure-sensitive materials to label printers and converters that convert the materials into labels and other products through embossing, printing, stamping and die-cutting. We sell other pressure-sensitive materials in converted form as tapes and reflective sheeting. We also manufacture and sell a variety of other converted products and items not involving pressure-sensitive components, such as fasteners, tickets, tags, radio-frequency identification ("RFID") inlays and tags, and imprinting equipment and related solutions, which serve the apparel and other end markets.

Principles of Consolidation

        The consolidated financial statements include the accounts of majority-owned and controlled subsidiaries. Intercompany accounts, transactions, and profits are eliminated in consolidation. We apply the equity method of accounting for investments in which we have significant influence but not a controlling interest.

Reclassifications

        Certain amounts in the prior year's Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Fiscal Year

        Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2018, 2017, and 2016 fiscal years consisted of 52-week periods ending December 29, 2018, December 30, 2017, and December 31, 2016, respectively.

Accounting Guidance Updates

Revenue Recognition

        In the first quarter of 2018, we adopted an accounting guidance update that provides a single comprehensive model on accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. We adopted this guidance using the modified retrospective method, which means that reporting periods beginning in 2018 are presented in accordance with this guidance, while prior period amounts continue to be reported in accordance with the previous guidance. As allowed by this guidance, we began to apply it to contracts with customers that were not completed as of the beginning of 2018. As a result of the adoption of this guidance, our allowance for customer returns, presented as a reduction of trade accounts receivable in prior years, is now presented as a returns liability in "Other accrued liabilities." As of December 29, 2018, the returns liability was $11.7 million. Our adoption of this guidance did not have a material impact on our financial position, results of operations, or cash flows. The disclosures required by this guidance are included in Note 15, "Segment and Disaggregated Revenue Information," and Note 16, "Supplemental Financial Information."

Presentation of Net Periodic Pension and Postretirement Benefit Costs

        In the first quarter of 2018, we adopted an accounting guidance update that requires employers with defined benefit plans to present the service cost component of net periodic benefit cost in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Employers are required to present the other components of net periodic benefit cost, including gains or losses from settlements or terminations, separately from the line item(s) that includes the service cost and outside of any subtotal of operating income. Components other than the service cost component are no longer eligible for capitalization in assets. Employers are required to apply the portion of this guidance on the presentation of the components of net periodic benefit cost in the income statement retrospectively, while the portion of this guidance that limits the capitalization of net periodic benefit cost in assets to the service cost component must be applied prospectively.

        Prior year results have been reclassified as required by this guidance. The effects of our adoption of this guidance on our Consolidated Statements of Income for the prior years were as follows:

	2017			2016
(In millions)	As Previously Reported	Reclassi- fication	As Reclassified	As Previously Reported	Reclassi- fication	As Reclassified

Marketing, general and administrative expense	$1,123.2	$(18.0)	$1,105.2	$1,097.5	$(11.8)	$1,085.7
Other expense, net	36.5	–	36.5	65.2	(41.4)	23.8
Other non-operating expense	–	18.0	18.0	–	53.2	53.2

Classification of Certain Cash Payments

        In the first quarter of 2018, we adopted an accounting guidance update that reduces the diversity in the presentation and classification of certain cash receipts and cash payments in statements of cash flows.

Notes to Consolidated Financial Statements

        Prior year results have been reclassified as required by this guidance. The effects of our adoption of this guidance, which primarily relate to the classification of corporate-owned life insurance cash flows, on our Consolidated Statements of Cash Flows for the prior years were as follows:

	2017			2016
(In millions)	As Previously Reported	Reclassi- fication	As Reclassified	As Previously Reported	Reclassi- fication	As Reclassified

Net cash provided by operating activities	$650.1	$(4.4)	$645.7	$585.3	$(3.2)	$582.1
Net cash used in investing activities	(547.7)	4.4	(543.3)	(435.4)	3.2	(432.2)

Intra-Entity Transfers of Assets Other Than Inventory

        In the first quarter of 2018, we adopted an accounting guidance update that requires recognition of the income tax effects of intra-entity sales and transfers of assets other than inventory in the period in which they occur. Upon adoption, we derecognized tax-related deferred charges and recognized deferred tax assets related to certain intra-entity asset transfers as a $13.8 million net reduction to retained earnings.

Implementation Costs Incurred in a Cloud Computing Arrangement

        In the third quarter of 2018, we adopted an accounting guidance update that requires companies to capitalize implementation costs incurred in a hosting arrangement that is a service contract. We adopted this guidance early and on a prospective basis. Our adoption of this guidance did not have a material impact on our financial position, results of operations, or cash flows.

Defined Benefit Plan Disclosures

        In the fourth quarter of 2018, we adopted an accounting update to improve the effectiveness of disclosures by removing and adding certain disclosures related to defined benefit plans. Refer to Note 6, "Pension and Other Postretirement Benefits," for more information.

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

Trade Accounts Receivable

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

        No single customer represented 10% or more of our net sales in, or trade accounts receivable at, year-end 2018 or 2017. However, during 2018, 2017, and 2016, our ten largest customers by net sales in the aggregate represented approximately 15%, 15%, and 14% of our net sales, respectively. As of December 29, 2018 and December 30, 2017, our ten largest customers by trade accounts receivable in the aggregate represented approximately 14% of our trade accounts receivable. These customers were concentrated primarily in our Label and Graphic Materials reportable segment. We generally do not require our customers to provide collateral.

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

Software

        We capitalize internal and external software costs incurred during the application development stage of software development, including costs incurred for design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. Internal and external software costs during the preliminary project stage are expensed, as are those costs during the post-implementation and/or operation stage, including internal and external training costs and maintenance costs. In addition, we capitalize implementation costs incurred under a hosting arrangement that is a service contract. Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.

23 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

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

        In performing the required impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. A quantitative assessment primarily consists of a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. We perform our annual impairment test of goodwill during the fourth quarter.

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

        In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about the reporting units, including forecasted sales, operating margins and growth rates, and discount rates. Assumptions about discount rates are based on a weighted-average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

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

        We amortize finite-lived intangible assets, consisting of customer relationships, patents and other acquired technology, trade names and trademarks, and other intangibles, on a straight-line basis over the estimated useful life of the assets.

        See Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," for more information.

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

        On July 1, 2018, we began accounting for our operations in Argentina as highly inflationary, as the country's three-year cumulative inflation rate exceeded 100%. As a result, the functional currency of our Argentine subsidiary became the U.S. dollar.

Financial Instruments

        We enter into foreign exchange derivative contracts to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. From time to time, we enter into interest rate contracts to help manage our exposure to certain interest rate fluctuations. We also enter into futures contracts to hedge certain price fluctuations for a portion of our anticipated domestic purchases of natural gas. The maximum length of time for which we hedge our exposure to the variability in future cash flows for forecasted transactions is 36 months.

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

        We assess, both at the inception of the hedge and on an ongoing basis, whether our hedges are highly effective. If it is determined that a hedge is not highly effective, we prospectively discontinue hedge accounting. For cash flow hedges, the effective portion of the related gains and losses is recorded as a component of other comprehensive income, and the ineffective portion is reported in earnings. Amounts in accumulated other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged transaction

24

Notes to Consolidated Financial Statements

affects earnings. In the event that the anticipated transaction is no longer likely to occur, we recognize the change in fair value of the instrument in current period earnings. Changes in fair value hedges are recognized in current period earnings. Changes in the fair value of underlying hedged items (such as recognized assets or liabilities) are also recognized in current period earnings and offset the changes in the fair value of the derivative.

        In the Consolidated Statements of Cash Flows, hedges are classified in the same category as the item hedged, primarily in operating activities.

        We also utilize certain foreign-currency-denominated debt to mitigate our foreign currency translation exposure from our net investment in foreign operations.

        See Note 5, "Financial Instruments," for more information.

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

Revenue Recognition

        Sales are recognized when or as we satisfy a performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration to which we expect to be entitled in exchange for the product or service. We consider a number of factors in determining when we have transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer's legal title to the asset; (iii) physical possession of the asset; (iv) the customer's significant risks and rewards of ownership of the asset; and (v) the customer's acceptance of the asset.

        Generally, payment terms with our customers are consistent with those used in our industries and the regions in which we operate.

        Sales returns are accepted in certain limited circumstances. We record an estimate for returns liabilities and a corresponding reduction to sales, in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. Changes in estimates are updated each reporting period.

        Sales rebates, discounts, and other customer concessions are common in the industries and regions in which we operate and are accounted for as a reduction to sales based on estimates at the time at which products are sold. These estimates are based on our historical experience, as well as current information such as sales forecasts. We review our estimates regularly and, as additional information becomes available, we adjust our sales and the respective accruals, if necessary.

        Sales tax, value-added tax, and other taxes we collect from customers are excluded from sales. Shipping and handling activities after control of a product is transferred to a customer are accounted for as fulfillment costs and not as separate performance obligations. As a practical expedient, we have elected not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of less than one year. We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

Research and Development

        Research and development costs are related to research, design, and testing of new products and applications and are expensed as incurred.

Long-Term Incentive Compensation

        We estimate expected forfeitures in determining the compensation cost to be recognized each period, rather than accounting for forfeitures as they occur.

        No long-term incentive compensation expense was capitalized in 2018, 2017, or 2016.

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

25 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

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

        See also Note 12, "Long-term Incentive Compensation," for more information.

Taxes Based on Income

        Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. We recognize and measure our uncertain tax positions following the more likely than not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return.

        See Note 14, "Taxes Based on Income," for more information.

Recent Accounting Requirements

        In November 2018, the Financial Accounting Standards Board ("FASB") issued guidance that clarifies the interaction between guidance regarding collaborative arrangements and revenue from contracts with customers. This guidance is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact of this guidance on our financial position, results of operations, cash flows, and disclosures.

        In February 2018, the FASB issued guidance that provides entities with the option to reclassify certain tax effects of the TCJA in accumulated other comprehensive income to retained earnings. This guidance can be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal income tax rate pursuant to the TCJA is recognized. The guidance is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted for reporting periods for which financial statements have yet to be issued or made available for issuance. We do not expect to reclassify the tax benefits included in accumulated other comprehensive income to retained earnings upon adoption. We also do not anticipate that our adoption will have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In August 2017, the FASB issued amended guidance to improve the financial reporting of hedging relationships to better reflect the economic results of an entity's risk management activities in its financial statements, as well as to simplify the application of hedge accounting. Adoption of this amended guidance is required prospectively. This guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. We do not anticipate that our adoption will have a significant impact on our financial position, results of operations, cash flows, or disclosures.

        In June 2016, the FASB issued revised guidance on the measurement of credit losses on financial instruments. Credit losses on loans, trade and other receivables, held-to-maturity debt securities, and other instruments will reflect the current estimate of the expected credit losses. This guidance is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. We do not anticipate that the adoption of this guidance will have a significant impact on our financial position, results of operations, cash flows, and disclosures.

        In March 2016, and in subsequent updates, the FASB issued guidance on accounting for leases that requires lessees to recognize the rights and obligations created by leases on their balance sheets. This guidance also requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases and is effective for interim and annual periods beginning after December 15, 2018. As allowed under this guidance, we have elected to apply the guidance under a modified retrospective approach, under which this guidance applies to all leases that exist at or commence after the date of initial application, with the option to use certain practical expedients. We plan to elect the transition practical expedients allowed under this guidance. As discussed in Note 7. "Commitments," we have operating leases with remaining minimum lease payments totaling approximately $185 million, and, upon transition, we will record right of use assets and lease liabilities related to these leases. We established a cross-functional team to manage the assessment, design, and implementation of this new guidance. We are continuing to implement processes and information technology tools and to evaluate our accounting policies and controls to address this guidance and are in the process of coordinating our transition to the revised guidance. We anticipate the adoption of this guidance will have a significant impact on our financial position and disclosures and are in the process of assessing its impact on our results of operations and cash flows.

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

        The aggregate purchase consideration for these acquisitions (the "2017 Acquisitions") was approximately $340 million. The 2017 Acquisitions were funded through cash and existing credit facilities.

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

Notes to Consolidated Financial Statements

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

        Results from our annual goodwill impairment test in the fourth quarter of 2018 indicated that no impairment occurred during 2018. The assumptions used in the assessment of these assets were primarily based on Level 3 inputs.

        Changes in the net carrying amount of goodwill for 2018 and 2017 by reportable segment were as follows:

(In millions)	Label and Graphic Materials	Retail Branding and Information Solutions	Industrial and Healthcare Materials	Total

Goodwill as of December 31, 2016	$373.3	$353.9	$66.4	$793.6
2017 Acquisitions(1)	17.5	–	125.5	143.0
Acquisition adjustments(2)	4.8	–	.7	5.5
Translation adjustments	33.9	1.5	7.6	43.0

Goodwill as of December 30, 2017	429.5	355.4	200.2	985.1
Acquisition adjustments(3)	–	–	(17.7)	(17.7)
Translation adjustments	(14.0)	(5.7)	(5.9)	(25.6)

Goodwill as of December 29, 2018	$415.5	$349.7	$176.6	$941.8

(1)
Goodwill acquired in 2017 related to the acquisitions of Hanita, which is included in our Label and Graphic Materials reportable segment, and Finesse Medical and Yongle Tape, which are included in our Industrial and Healthcare Materials reportable segment.
(2)
Goodwill purchase price allocation adjustments related to the acquisition of Mactac.
(3)
Goodwill purchase price allocation adjustments and measurement period adjustments for contingent consideration liabilities related to the acquisition of Yongle Tape.

        The carrying amounts of goodwill at December 29, 2018 and December 30, 2017 were net of accumulated impairment losses of $820 million recognized in fiscal year 2009 by our Retail Branding and Information Solutions ("RBIS") reportable segment.

Indefinite-Lived Intangible Assets

        Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred in 2018.

        The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $21.1 million and $21.2 million at December 29, 2018 and December 30, 2017, respectively. In connection with the Mactac acquisition, we acquired approximately $13 million of indefinite-lived intangible assets in 2016, which consist of trade names. These intangible assets were not subject to amortization as they were classified as indefinite-lived assets.

Finite-Lived Intangible Assets

        In connection with the 2017 Acquisitions, we acquired approximately $107 million of identifiable intangible assets, which consisted of customer relationships, trade names and trademarks, and patents and other acquired technology. We utilized the income approach to estimate the fair values of the identifiable intangibles associated with the 2017 Acquisitions, using primarily Level 3 inputs. The discount rates we used to value these assets were between 11% and 16.5%.

        The table below summarizes the amounts and weighted useful lives of these intangible assets at acquisition.

	Amount (in millions)	Weighted-average amortization period (in years)

Customer relationships	$70.9	16
Patents and other acquired technology	31.9	9
Trade names and trademarks	4.2	6

        In connection with the Mactac acquisition, we acquired approximately $29 million of identifiable intangible assets in 2016, which consisted of customer relationships and patents and other acquired technology. We utilized an income approach to estimate the fair values of the identifiable intangibles acquired from Mactac, using primarily Level 3 inputs. The discount rates we used to value these assets were between 10.5% and 12.5%.

        The table below summarizes the amounts and weighted useful lives of these intangible assets at acquisition.

	Amount (in millions)	Weighted-average amortization period (in years)

Customer relationships	$26.1	15
Patents and other acquired technology	2.5	4

27 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

        Refer to Note 2, "Acquisitions," for more information.

        The following table sets forth our finite-lived intangible assets resulting from business acquisitions at December 29, 2018 and December 30, 2017, which continue to be amortized:

	2018			2017
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	$322.2	$231.8	$90.4	$329.2	$226.4	$102.8
Patents and other acquired technology	84.0	56.8	27.2	86.9	51.3	35.6
Trade names and trademarks	27.0	21.7	5.3	27.7	21.0	6.7
Other intangibles	11.9	11.9	–	12.0	12.0	–

Total	$445.1	$322.2	$122.9	$455.8	$310.7	$145.1

        Amortization expense for finite-lived intangible assets resulting from business acquisitions was $15.2 million for 2018, $18.6 million for 2017, and $19.9 million for 2016.

        The estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

(In millions)	Estimated Amortization Expense

2019	$13.4
2020	12.3
2021	12.1
2022	11.0
2023	10.0

NOTE 4. DEBT AND CAPITAL LEASES

Short-Term Borrowings

        We had $131 million and $183.8 million of borrowings from U.S. commercial paper issuances outstanding at December 29, 2018 and December 30, 2017, respectively, with a weighted-average interest rate of 2.75% and 1.79%, respectively.

        In March 2016, we entered into an agreement to establish a Euro-Commercial Paper Program pursuant to which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes may vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our revolving credit facility (the "Revolver"). There are no financial covenants under this program. As of December 29, 2018, there was no balance outstanding under this program.

Short-Term Credit Facilities

        In November 2017, we amended and restated the Revolver, increasing the amount available from certain domestic and foreign banks from $700 million to $800 million. The amendment also extended the Revolver's maturity date to November 8, 2022. The maturity date may be extended for additional one-year periods under certain circumstances. The commitments under the Revolver may be increased by up to $300 million, subject to lender approvals and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.

        No balance was outstanding under the Revolver as of December 29, 2018 or December 30, 2017. Commitment fees associated with the Revolver in 2018, 2017, and 2016 were $1.2 million, $1.1 million, and $1.1 million, respectively.

        In addition to the Revolver, we have significant short-term lines of credit available in various countries totaling approximately $330 million at December 29, 2018. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under our lines of credit were $45.5 million and $76.1 million at December 29, 2018 and December 30, 2017, respectively, with a weighted-average interest rate of 7% and 6.2%, respectively.

        From time to time, certain of our subsidiaries provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.

Long-Term Borrowings and Capital Leases

        In December 2018, we issued $500 million of senior notes, due December 2028. The senior notes bear an interest rate of 4.875% per year, payable semiannually in arrears. The net proceeds from the offering, after deducting underwriting discounts and offering expenses, were $493.3 million, which we used to repay commercial paper borrowings. Prior to the issuance of these senior notes, we used commercial paper borrowings in the third quarter to fund our $200 million contribution to the Avery Dennison Pension Plan ("ADPP") in connection with its termination. Refer to Note 6, "Pension and Other Postretirement Benefits."

        In March 2017, we issued €500 million of senior notes, due March 2025. The senior notes bear an interest rate of 1.25% per year, payable annually in arrears. The net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, were $526.6 million (€495.5 million), a portion of which we used to repay commercial paper borrowings used to finance a portion of our purchase price for the acquisition of Mactac, and the remainder of which we used for general corporate purposes and the 2017 Acquisitions. We designated a portion of these senior notes as a net investment hedge of our investment in foreign operations. Refer to Note 5, "Financial Instruments," for more information.

Notes to Consolidated Financial Statements

        Long-term debt, including its respective interest rates, and capital lease obligations at year-end consisted of the following:

(In millions)	2018	2017

Long-term debt and capital leases
Medium-term notes:
Series 1995 due 2020 through 2025	$45.0	$44.9
Long-term notes:
Senior notes due 2020 at 5.4%	249.7	249.5
Senior notes due 2023 at 3.4%	248.9	248.7
Senior notes due 2025 at 1.25%(1)	569.0	588.4
Senior notes due 2028 at 4.875%	493.3	–
Senior notes due 2033 at 6.0%	148.8	148.7
Capital leases	20.7	25.0
Other borrowings(2)	14.4	16.6
Less amount classified as current	(18.2)	(5.5)

Total long-term debt and capital leases(3)	$1,771.6	$1,316.3

(1)
These senior notes are euro-denominated
(2)
Other borrowings consisted of long-term bank borrowings by foreign subsidiaries.
(3)
Includes unamortized debt issuance cost and debt discount of $6.8 million and $6.3 million as of year-end 2018, respectively, and $7.1 million and $.7 million as of year-end 2017, respectively.

        At year-end 2018 and 2017, our medium-term notes had maturities from 2020 through 2025 and accrued interest at a weighted-average fixed rate of 7.5%.

        We expect maturities of long-term debt and capital lease payments for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)

2019 (classified as current)	$19.0
2020	269.0
2021	3.9
2022	3.5
2023	253.3
2024 and thereafter	1,257.1

        The maturities of capital lease payments in the table above include $3 million of imputed interest, $1 million of which is expected to be paid in 2019.

Other

        The Revolver contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. As of December 29, 2018 and December 30, 2017, we were in compliance with our financial covenants.

        Our total interest costs in 2018, 2017, and 2016 were $63.8 million, $67.9 million, and $63.5 million, respectively, of which $5.3 million, $4.9 million, and $3.6 million, respectively, was capitalized as part of the cost of assets.

        The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $2 billion at December 29, 2018 and $1.6 billion at December 30, 2017. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 5. FINANCIAL INSTRUMENTS

        As of December 29, 2018, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $3.2 million and $1.33 billion, respectively.

        We recognize derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges. We also enter into foreign exchange contracts to offset risks arising from foreign exchange rate fluctuations.

        The following table shows the fair value and balance sheet locations of cash flow hedges as of December 29, 2018 and December 30, 2017:

	Asset			Liability
(In millions)	Balance Sheet Location	2018	2017	Balance Sheet Location	2018	2017

Foreign exchange contracts	Other current assets	$.5	$.4	Other accrued liabilities	$.8	$.6
Commodity contracts	Other current assets	.1	–

		$.6	$.4		$.8	$.6

        The following table shows the fair value and balance sheet locations of other derivatives as of December 29, 2018 and December 30, 2017:

	Asset			Liability
(In millions)	Balance Sheet Location	2018	2017	Balance Sheet Location	2018	2017

Foreign exchange contracts	Other current assets	$3.0	$3.5	Other accrued liabilities	$7.9	$5.6

29 Avery Dennison Corporation 2018 Annual Report

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

        Gains (losses), before taxes, recognized in "Accumulated other comprehensive loss" (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2018	2017	2016

Foreign exchange contracts	$1.0	$(2.2)	$.2
Commodity contracts	.4	(.6)	.6

	$1.4	$(2.8)	$.8

        The amounts recognized in income related to the ineffective portion of, and the amount excluded from, effectiveness testing for cash flow hedges and derivatives not designated as hedging instruments were immaterial in 2018, 2017, and 2016.

        As of December 29, 2018, we expected a net loss of approximately $.4 million to be reclassified from "Accumulated other comprehensive loss" to earnings within the next 12 months.

Other Derivatives

        For other derivative instruments, which are not designated as hedging instruments, the gain or loss is recognized in current earnings. These derivatives are intended to offset certain of our economic exposures. The following table shows the components of the net gains (losses) recognized in income related to these derivative instruments.

(In millions)	Location of Net Gains (Losses) in Income	2018	2017	2016

Foreign exchange contracts	Cost of products sold	$4.5	$(1.2)	$2.8
Foreign exchange contracts	Marketing, general and administrative expense	(27.0)	(42.9)	4.1

		$(22.5)	$(44.1)	$6.9

Net Investment Hedge

        In March 2017, we designated €500 million of our 1.25% senior notes due 2025 as a net investment hedge of our investment in foreign operations. In January 2018, we reduced the amount we designate as a net investment hedge to €255 million. The net assets from the investment in foreign operations were greater than the senior notes, and as such, the net investment hedge was effective.

        Refer to Note 4, "Debt and Capital Leases," for more information.

        Gains (losses), before tax, recognized in "Accumulated other comprehensive loss" (effective portion) related to the net investment hedge were as follows:

(In millions)	2018	2017	2016

Foreign currency denominated debt	$1.3	$(63.7)	$	N/A

        We recorded no ineffectiveness from our net investment hedge in earnings during 2018 or 2017.

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

        In July 2018, our Board of Directors ("Board") approved the termination of the ADPP, a U.S. defined benefit plan, effective as of September 28, 2018. In connection with the termination, we contributed $200 million to the ADPP in August 2018 using U.S. commercial paper borrowings. During the fourth quarter of 2018, we settled approximately $152 million of the ADPP liability through lump-sum payments from existing plan assets to eligible participants who elected to receive them and recorded approximately $85 million of non-cash charges associated with these settlements. We expect to settle the remaining liability of approximately $792 million through the purchase of a group annuity contract(s) from one or more yet-to-be-identified highly rated insurance companies in the first half of 2019. Upon transfer of this remaining liability, we expect to recognize an additional $490 million of non-cash pretax charges and related tax benefits of $190 million. As of December 29, 2018, the ADPP was underfunded by approximately $57 million.

        In December 2015, we offered eligible former employees who were vested participants in the ADPP the opportunity to receive their benefits immediately as either a lump-sum payment or an annuity, rather than waiting until they are retirement eligible under the terms of the plan. In the second quarter of 2016, approximately $70 million of pension obligations related to the ADPP were settled from existing plan assets and a non-cash pre-tax settlement charge of $41.4 million was recorded in "Other expense, net" in the Consolidated Statements of Income. This settlement required us to remeasure the remaining net pension obligations of the ADPP. As a result, in 2016, we recognized approximately $72 million of additional net pension obligations with a corresponding increase in actuarial losses recorded in "Accumulated other comprehensive loss," primarily due to lower discount rates in effect when the plan was remeasured.

Plan Assets

        Our investment management of our ADPP assets utilizes a liability driven investment (LDI) strategy. Under an LDI strategy, the assets are invested in a diversified portfolio that consists primarily of investment grade fixed income securities and cash. This strategy is intended to more closely match the short-term liabilities of the plan. The investment objective of the portfolio is to improve the funded status of the plan; as funded status reaches certain trigger points, the portfolio moves to a more conservative asset allocation, hedging more of the interest rate risk of the plan's liabilities. The investment portfolio is designed to hedge the plan's liabilities and balance risk and return within the limits of

Notes to Consolidated Financial Statements

prudent risk-taking and Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

        Assets in our international plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans combined is 32% in equity securities, 44% in fixed income securities and cash, and 24% in insurance contracts and other investments, subject to periodic fluctuations in these respective asset classes.

Fair Value Measurements

        The valuation methodologies we use for assets measured at fair value are described below.

        Cash is valued at nominal value. Cash equivalents and mutual funds are valued at fair value as determined by quoted market prices, based upon the net asset value ("NAV") of shares held at year-end. Fixed income treasury securities are valued at fair value as determined by quoted prices in active markets. The fixed income municipal and corporate bonds are valued at fair value based on quoted prices for similar instruments in active markets or other inputs that are observable or can be corroborated by observable market data. Pooled funds are structured as collective trusts, not publicly traded, and valued by calculating NAV per unit based on the NAV of the underlying funds/trusts as a practical expedient for the fair value of the pooled funds. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus (minus) investment returns and changes in cash flows.

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

        The following table sets forth, by level within the fair value hierarchy (as applicable), U.S. plan assets (all in the ADPP) at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

2018
Cash and cash equivalents	$27.1	$27.1	$–	$–
Equity securities	.3	–	.3	–
Fixed income securities – government and municipal bonds	113.0	66.3	46.7	–
Fixed income securities – corporate bonds	592.8	–	592.8	–
Other	2.4	–	2.4	–

Total U.S. plan assets	$735.6

2017
Cash	$–	$–	$–	$–
Pooled funds – liability-hedging portfolio(1)	275.6
Pooled funds – growth portfolio(1)	464.6

Total U.S. plan assets	$740.2

(1)
Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total U.S. plan assets.
31 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

        The following table sets forth, by level within the fair value hierarchy (as applicable), international plan assets at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

2018
Cash	$4.1	$4.1	$–	$–
Insurance contracts	36.9	–	–	36.9
Pooled funds – fixed income securities(1)	300.4
Pooled funds – equity securities(1)	185.0
Pooled funds – other investments(1)	105.4

Total international plan assets at fair value	$631.8

2017
Cash	$1.7	$1.7	$–	$–
Insurance contracts	35.7	–	–	35.7
Pooled funds – fixed income securities(1)	278.5
Pooled funds – equity securities(1)	277.3
Pooled funds – other investments(1)	90.5

Total international plan assets at fair value	$683.7

(1)
Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total international plan assets.

        The following table presents a reconciliation of Level 3 international plan asset activity during the year ended December 29, 2018:

Level 3 Assets
(In millions)	Insurance Contracts

Balance at December 30, 2017	$35.7
Net realized and unrealized gain	1.0
Purchases	5.9
Settlements	(5.0)
Transfer	.1
Impact of changes in foreign currency exchange rates	(.8)

Balance at December 29, 2018	$36.9

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

Plan Assumptions

Discount Rate

        In consultation with our actuaries, we annually review and determine the discount rates used to value our postretirement obligations. With the exception of the ADPP, the assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with bond portfolios to determine a rate that reflects the liability duration unique to our plans. As of December 29, 2018, the discount rate for the ADPP, after reflecting the plan's termination, was based on estimated insurer pricing.

        We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we applied multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of the plans' liability cash flows to the corresponding rates on the yield curve.

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

Plan Balance Sheet Reconciliations

        The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits				U.S. Postretirement Health Benefits
	2018		2017		2018	2017
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in projected benefit obligations
Projected benefit obligations at beginning of year	$1,082.1	$836.7	$1,033.7	$762.9	$4.1	$5.0
Service cost	–	19.2	.5	18.2	–	–
Interest cost	34.5	15.7	35.3	14.3	.1	.1
Participant contribution	–	3.8	–	3.4	.5	.5
Amendments	–	–	–	(2.1)	–	–
Actuarial (gain) loss	(13.2)	(58.8)	73.1	(26.4)	.2	(.1)
Plan transfers	–	–	–	(1.3)	–	–
Benefits paid	(61.8)	(22.3)	(60.5)	(22.5)	(1.1)	(1.4)
Settlements(1)	(173.1)	(9.5)	–	–	–	–
Foreign currency translation	–	(29.0)	–	90.2	–	–

Projected benefit obligations at end of year	$868.5	$755.8	$1,082.1	$836.7	$3.8	$4.1

Accumulated benefit obligations at end of year	$868.5	$696.7	$1,082.1	$775.6

(1)
In 2018, settlements in the U.S. related to lump-sum payments associated with the ADPP and two nonqualified benefit plans. Settlements in our international plans related to lump-sum payments in the UK and France.

Plan Assets

	Pension Benefits				U.S. Postretirement Health Benefits
	2018		2017		2018	2017
(In millions)	U.S.	Int'l	U.S.	Int'l

Change in plan assets
Plan assets at beginning of year	$740.2	$683.7	$672.1	$584.2	$–	$–
Actual return on plan assets	(3.6)	(13.3)	90.1	34.2	–	–
Plan transfers	–	–	–	(.7)	–	–
Employer contributions(1)	233.9	14.7	38.5	14.0	.6	.9
Participant contributions	–	3.8	–	3.4	.5	.5
Benefits paid	(61.8)	(22.3)	(60.5)	(22.5)	(1.1)	(1.4)
Settlements(2)	(173.1)	(9.5)	–	–	–	–
Foreign currency translation	–	(25.3)	–	71.1	–	–

Plan assets at end of year	$735.6	$631.8	$740.2	$683.7	$–	$–

(1)
In connection with ADPP's termination in the U.S., a contribution of $200 million was made in August 2018 using commercial paper borrowings.
(2)
In 2018, settlements in the U.S. related to lump-sum payments associated with the ADPP and two nonqualified benefit plans. Settlements in our international plans related to lump-sum payments in the UK and France.
33 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

Funded Status

	Pension Benefits				U.S. Postretirement Health Benefits
	2018		2017		2018	2017
(In millions)	U.S.	Int'l	U.S.	Int'l

Funded status of the plans
Other assets	$–	$12.6	$–	$–	$–	$–
Other accrued liabilities(1)	(65.1)	(2.0)	(33.4)	(2.4)	(.4)	(.5)
Long-term retirement benefits and other liabilities(2)	(67.8)	(134.6)	(308.5)	(150.6)	(3.4)	(3.6)

Plan assets less than benefit obligations	$(132.9)	$(124.0)	$(341.9)	$(153.0)	$(3.8)	$(4.1)

(1)
In connection with its termination, we reclassified the ADPP's underfunded benefit obligation in the U.S. of approximately $57 million to other accrued liabilities
(2)
In accordance with our funding strategy, we have the option to fund in the U.S. certain of these liabilities with proceeds from our corporate-owned life insurance policies.

					U.S. Postretirement
	Pension Benefits				Health Benefits
	2018		2017		2018	2017
	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used to determine year-end benefit obligations
Discount rate	3.72%	2.39%	3.71%	2.25%	4.21%	3.55%
Compensation rate increase	–	2.23	–	2.26	–	–

        For U.S. and international plans combined, the projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1.47 billion and $1.20 billion, respectively, at year-end 2018 and $1.92 billion and $1.42 billion, respectively, at year-end 2017.

        For U.S. and international plans combined, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.02 billion and $792 million, respectively, at year-end 2018 and $1.44 billion and $994 million, respectively, at year-end 2017.

Accumulated Other Comprehensive Loss

        The following table sets forth the pre-tax amounts recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

	Pension Benefits				U.S. Postretirement Health Benefits
	2018		2017		2018	2017
(In millions)	U.S.	Int'l	U.S.	Int'l

Net actuarial loss	$487.5	$149.3	$567.2	$186.5	$15.8	$17.0
Prior service cost (credit)	15.9	(6.7)	16.7	(7.4)	(9.8)	(13.1)
Net transition obligation	–	.1	–	.1	–	–

Net amount recognized in accumulated other comprehensive loss	$503.4	$142.7	$583.9	$179.2	$6.0	$3.9

        The following table sets forth the pre-tax amounts recognized in "Other comprehensive loss (income)":

	Pension Benefits						U.S. Postretirement Health Benefits
	2018		2017		2016		2018	2017	2016
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Net actuarial loss (gain)	$33.5	$(27.2)	$21.8	$(17.2)	$39.1	$48.9	$.2	$–	$(.2)
Prior service credit	–	–	–	(2.1)	–	(.6)	–	–	–
Amortization of unrecognized:
Net actuarial loss	(21.2)	(8.1)	(18.7)	(10.8)	(19.0)	(7.0)	(1.4)	(1.5)	(1.7)
Prior service (cost) credit	(.8)	.5	(.9)	.4	(1.2)	.4	3.3	3.3	3.2
Net transition obligation	–	–	–	–	–	(.1)	–	–	–
Settlements	(92.0)	(1.7)	–	–	(41.4)	–	–	–	–

Net amount recognized in other comprehensive (income) loss	$(80.5)	$(36.5)	$2.2	$(29.7)	$(22.5)	$41.6	$2.1	$1.8	$1.3

Notes to Consolidated Financial Statements

Plan Income Statement Reconciliations

        The following table sets forth the components of net periodic benefit cost, which are recorded in net income for our defined benefit plans:

	Pension Benefits						U.S. Postretirement Health Benefits
	2018		2017		2016		2018	2017	2016
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Service cost	$–	$19.2	$.5	$18.2	$.4	$13.9	$–	$–	$–
Interest cost	34.5	15.7	35.3	14.3	34.4	16.4	.1	.1	.1
Actuarial (gain) loss	(.6)	–	1.7	–	(.2)	–	–	–	–
Expected return on plan assets	(42.5)	(23.8)	(40.5)	(21.1)	(42.7)	(21.4)	–	–	–
Amortization of actuarial loss	21.2	8.1	18.7	10.8	19.0	7.0	1.4	1.5	1.7
Amortization of prior service cost (credit)	.8	(.5)	.9	(.4)	1.2	(.4)	(3.3)	(3.3)	(3.2)
Amortization of transition obligation	–	–	–	–	–	.1	–	–	–
Recognized net gain on curtailments	–	–	–	–	–	(.2)	–	–	–
Recognized loss on settlements(1)	92.0	1.7	–	–	41.4	–	–	–	–

Net periodic benefit cost (credit)	$105.4	$20.4	$16.6	$21.8	$53.5	$15.4	$(1.8)	$(1.7)	$(1.4)

(1)
In 2018, settlements in the U.S. related to lump-sum payments associated with the ADPP and two nonqualified benefit plans. Settlements in our international plans related to lump-sum payments in the UK and France. In 2016, we recognized a loss on settlements related to the ADPP as a result of making the lump-sum pension payments described above.

        The following table sets forth the weighted-average assumptions used to determine net periodic cost:

	Pension Benefits						U.S. Postretirement Health Benefits
	2018		2017		2016		2018	2017	2016
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Discount rate	3.72%	2.25%	4.18%	2.12%	4.55%	2.95%	3.55%	3.95%	4.13%
Expected return on assets	7.00	3.78	7.00	3.77	7.25	4.14	–	–	–
Compensation rate increase	–	2.26	–	2.24	–	2.24	–	–	–

Plan Contributions

        We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. The following table sets forth our expected contributions in 2019:

(In millions)

U.S. pension plans	$65.2
Int'l pension plans	10.7
U.S. postretirement health benefits	.4

Future Benefit Payments

        The future benefit payments shown below, which reflect expected service periods for eligible participants, exclude estimates for the ADPP. We expect to settle the future benefit payments for the ADPP in the first half of 2019. These payments are estimated to be $792 million and have been included in the projected benefit obligation table above.

	Pension Benefits		U.S. Postretirement Health Benefits
(In millions)	U.S.	Int'l

2019	$8.5	$20.2	$.4
2020	7.4	21.9	.4
2021	7.7	21.6	.4
2022	6.4	24.0	.3
2023	6.3	25.3	.3
2024 - 2028	27.5	146.2	1.3

Defined Contribution Plans

        We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan for our U.S. employees.

        We recognized expense of $21.8 million, $20.2 million, and $20 million in 2018, 2017, and 2016, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

        We have deferred compensation plans that permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end 2018 and 2017, we had accrued $84.3 million and $86.9 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

        Our Directors Deferred Equity Compensation Program allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our equity plans. Additionally, two legacy deferred compensation plans had DSUs that were issued under our equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable payable date. DSUs are converted into shares of our common stock upon his or her resignation or retirement. Approximately .2 million and .2 million DSUs were outstanding as of year-end 2018 and 2017, respectively, with an aggregate value of $17 million and $20.9 million, respectively.

35 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

        We hold corporate-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in "Other assets" in the Consolidated Balance Sheets, were $227.4 million and $243.5 million at year-end 2018 and 2017, respectively.

NOTE 7. COMMITMENTS

        Minimum annual rental commitments on operating leases having initial or remaining non-cancelable lease terms of one year or more are as follows:

Year	(In millions)

2019	$47.7
2020	38.9
2021	29.4
2022	18.8
2023	12.9
2024 and thereafter	37.1

Total minimum lease payments	$184.8

        Rent expense for operating leases was approximately $66 million in 2018, $64 million in 2017, and $58 million in 2016. Operating leases primarily relate to office and warehouse space and equipment for information technology, machinery, and transportation. These leases do not impose significant restrictions or unusual obligations.

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

        As of December 29, 2018, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a PRP at thirteen waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of the sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.

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

        The activity in 2018 and 2017 related to our environmental liabilities was as follows:

(In millions)	2018	2017

Balance at beginning of year	$21.1	$21.3
Acquisitions	–	3.0
Charges, net of reversals	3.9	2.8
Payments	(5.0)	(6.0)

Balance at end of year	$20.0	$21.1

        As of December 29, 2018 and December 30, 2017, approximately $5 million and $5 million, respectively, of the balance was classified as short-term and included in "Other accrued liabilities" in the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 29, 2018:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$26.3	$21.5	$4.8	$–
Derivative assets	3.6	.1	3.5	–
Bank drafts	23.0	23.0	–	–
Liabilities
Derivative liabilities	$8.7	$–	$8.7	$–
Contingent consideration liabilities	1.6	–	–	1.6

        The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 30, 2017:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$22.7	$17.7	$5.0	$–
Derivative assets	3.9	–	3.9	–
Bank drafts	18.4	18.4	–	–
Liabilities
Derivative liabilities	$6.2	$.1	$6.1	$–
Contingent consideration liabilities	45.0	–	–	45.0

        Trading securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of December 29, 2018, trading securities of $.2 million and $26.1 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of December 31, 2017, trading securities of $.4 million and $22.3 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in "Other current assets" in the Consolidated Balance Sheets. Contingent consideration liabilities relate to estimated earn-out payments associated with certain of the 2017 Acquisitions. These payments are based on the achievement of certain performance targets in 2017 and 2018 based on the applicable terms of the purchase agreements, and our estimates are based on the expected payments related to these targets under the terms of their respective agreements. We have classified these liabilities as Level 3. As of December 29, 2018, contingent consideration liabilities were included in "Other accrued liabilities" in the Consolidated Balance Sheets. As of December 30, 2017, contingent consideration liabilities of approximately $18 million and $27 million were included in "Other accrued liabilities" and "Long-term retirement benefits and other liabilities," respectively, in the Consolidated Balance Sheets.

        The following table presents a reconciliation of Level 3 contingent consideration liabilities for the year ended December 29, 2018:

Level 3 Liabilities
(In millions)	Contingent Consideration

Balance at December 30, 2017	$45.0
Payments	(17.3)
Adjustments(1)	(26.1)

Balance at December 29, 2018	$1.6

(1)
Adjustments primarily relate to measurement period adjustments. Refer to Note 3, "Goodwill and Other Intangibles from Business Acquisitions," for more information. Additional adjustments were recorded in "Other expense, net" in the Consolidated Statements of Income mainly as a result of Yongle Tape not achieving a certain performance objective within the prescribed period.

Non-Recurring Fair Value Measurements

        During the year ended December 29, 2018, long-lived assets with carrying amounts totaling $18.1 million were written down to their fair value of $10.6 million, resulting in an impairment charge of $7.5 million,

37 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

which was included in "Other expense, net" in the Consolidated Statements of Income. The fair value was based on the estimated sale price of the assets, less estimated broker fees, which is primarily a Level 3 input.

NOTE 10. NET INCOME PER COMMON SHARE

        Net income per common share was computed as follows:

(In millions, except per share amounts)		2018	2017	2016

(A)	Net income available to common shareholders	$467.4	$281.8	$320.7

(B)	Weighted average number of common shares outstanding	87.3	88.3	89.1
	Dilutive shares (additional common shares issuable under stock-based awards)	1.3	1.8	1.6

(C)	Weighted average number of common shares outstanding, assuming dilution	88.6	90.1	90.7

Net income per common share: (A) ÷ (B)		$5.35	$3.19	$3.60

Net income per common share, assuming dilution (A) ÷ (C)		$5.28	$3.13	$3.54

        Stock-based compensation awards excluded from the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect were as follows:

(In millions)	2018	2017	2016

Antidilutive shares excluded from computation of net income per common share, assuming dilution	–	–	.2

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

        Our Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which no shares are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

        From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2018, we repurchased approximately 4.0 million shares of our common stock at an aggregate cost of $392.9 million. In 2017, we repurchased approximately 1.5 million shares of our common stock at an aggregate cost of $129.7 million.

        In April 2017, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. Shares of our common stock in the aggregate amount of $232.4 million and $625.2 million as of December 29, 2018 and December 30, 2017, respectively, remained authorized for repurchase under this Board authorization.

Treasury Shares Reissuance

        We fund a portion of our employee-related expenses using shares of our common stock held in treasury. We record net gains or losses associated with our use of treasury shares to retained earnings.

Other Comprehensive Income

        The changes in "Accumulated other comprehensive loss" (net of tax) for 2018 and 2017 were as follows:

(In millions)	Foreign Currency Translation	Pension and Other Postretirement Benefits	Cash Flow Hedges	Total

Balance as of December 31, 2016	$(212.6)	$(540.3)	$1.0	$(751.9)
Other comprehensive income (loss) before reclassifications, net of tax	56.4	(3.0)	(2.2)	51.2
Reclassifications to net income, net of tax	–	19.3	.9	20.2

Net current-period other comprehensive income (loss), net of tax	56.4	16.3	(1.3)	71.4

Balance as of December 30, 2017	$(156.2)	$(524.0)	$(.3)	$(680.5)
Other comprehensive (loss) income before reclassifications, net of tax	(91.2)	(4.1)	1.1	(94.2)
Reclassifications to net income, net of tax	–	93.8	(1.1)	92.7

Net current-period other comprehensive (loss) income, net of tax	(91.2)	89.7	–	(1.5)

Balance as of December 29, 2018	$(247.4)	$(434.3)	$(.3)	$(682.0)

Notes to Consolidated Financial Statements

        The amounts reclassified from "Accumulated other comprehensive loss" to increase (decrease) net income were as follows:

(In millions)	2018	2017	2016	Affected Line Item in the Statements Where Net Income is Presented

Cash flow hedges:
Foreign exchange contracts	$1.3	$.2	$(3.0)	Cost of products sold
Commodity contracts	.1	.2	(.7)	Cost of products sold
Interest rate contracts	–	(1.8)	(.1)	Interest expense

	1.4	(1.4)	(3.8)	Total before tax
	(.3)	.5	1.0	Provision for income taxes

	1.1	(.9)	(2.8)	Net of tax

Pension and other postretirement benefits	(121.4)	(28.2)	(66.8)	Other non-operating expense
	27.6	8.9	22.6	Provision for income taxes

	(93.8)	(19.3)	(44.2)	Net of tax

Total reclassifications for the period	$(92.7)	$(20.2)	$(47.0)	Total, net of tax

        The following table sets forth the income tax expense (benefit) allocated to each component of other comprehensive (loss) income:

(In millions)	2018	2017	2016

Foreign currency translation:
Translation (loss) gain	$(9.1)	$(25.1)	$(3.3)
Pension and other postretirement benefits:
Net loss recognized from actuarial gain/loss and prior service cost/credit	(2.4)	.5	(24.2)
Reclassifications to net income	27.6	8.9	22.6
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	.3	(.6)	.1
Reclassifications to net income	(.3)	.5	1.0

Income tax expense (benefit) related to items of other comprehensive (loss) income	$16.1	$(15.8)	$(3.8)

NOTE 12. LONG-TERM INCENTIVE COMPENSATION

Stock-Based Awards

Stock-Based Compensation

        We grant our annual stock-based compensation awards to eligible employees in February and non-employee directors in May. Certain awards granted to retirement-eligible employees vest in full upon retirement; awards to these employees are accounted for as fully vested on the date of grant.

        In April 2017, our shareholders approved our 2017 Incentive Award Plan (the "Equity Plan") to replace our Amended and Restated Stock Option and Incentive Plan. The Equity Plan, a long-term incentive plan for eligible employees and non-employee directors, allows us to grant stock-based compensation awards–including stock options, RSUs, PUs, and MSUs–or a combination of these and other awards. Under the Equity Plan, 5.4 million shares are available for issuance, and each full value award is counted as 1.5 shares for purposes of the number of shares authorized for issuance. Full value awards include RSUs, PUs, and MSUs.

        Stock-based compensation expense and the related recognized tax benefit were as follows:

(In millions)	2018	2017	2016

Stock-based compensation expense	$34.3	$30.2	$27.2
Tax benefit	4.7	4.3	8.5

        This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

        As of December 29, 2018, we had approximately $39 million of unrecognized compensation expense related to unvested stock-based awards, which is expected to be recognized over the remaining weighted-average requisite service period of approximately two years.

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

        The weighted-average grant date fair value per share for stock options granted in 2016 was $14.17. No stock options were granted in fiscal years 2018 or 2017.

2016

Risk-free interest rate	1.75%
Expected stock price volatility	24.58%
Expected dividend yield	2.58%
Expected option term	6.5 years

39 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

        The following table sets forth stock option information during 2018:

	Number of options (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value (in millions)

Outstanding at December 30, 2017	543.6	$44.22	4.94	$38.4
Exercised	(32.0)	30.69

Outstanding at December 29, 2018	511.6	$45.06	4.00	$22.4
Options vested and expected to vest at December 29, 2018	503.6	44.60	3.95	22.3
Options exercisable at December 29, 2018	370.5	$34.06	2.70	$20.3

        The total intrinsic value of stock options exercised was $2.7 million in 2018, $26.8 million in 2017, and $31.7 million in 2016. We received approximately $1 million in 2018, $22 million in 2017, and $71 million in 2016 from the exercise of stock options. The tax benefit associated with these exercised options was $.6 million in 2018, $10.1 million in 2017, and $11.3 million in 2016. The intrinsic value of a stock option is based on the amount by which the market value of the underlying stock exceeds the exercise price of the option.

Performance Units ("PUs")

        PUs are performance-based awards granted to eligible employees under our equity plans. PUs are payable in shares of our common stock at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based upon the probability of the achievement of the performance objectives established for the award. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant. The weighted-average grant date fair value for PUs was $120.25, $82.15, and $68.04 in 2018, 2017, and 2016, respectively.

        The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 30, 2017	485.1	$68.15
Granted at target	121.6	120.25
Adjustment for above-target performance(1)	112.9	50.55
Vested	(236.4)	50.53
Forfeited/cancelled	(30.4)	79.41

Unvested at December 29, 2018	452.8	$86.20

(1)
Reflects adjustments for the vesting of awards based on above-target performance for the 2015-2017 performance period.

        The fair value of vested PUs was $11.9 million in 2018, $11.2 million in 2017, and $13.8 million in 2016.

Market-Leveraged Stock Units ("MSUs")

        MSUs are performance-based awards granted to eligible employees under our equity plans. MSUs are payable in shares of our common stock over a four-year period provided that the performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted-average grant date fair value for MSUs was $117.75, $91.40, and $72.93 in 2018, 2017, and 2016, respectively.

        The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 30, 2017	403.6	$70.07
Granted at target	118.0	117.75
Adjustments for above-target performance(1)	177.9	63.75
Vested	(373.9)	64.24
Forfeited/cancelled	(22.0)	80.38

Unvested at December 29, 2018	303.6	$90.33

(1)
Reflects adjustments for the vesting of awards based on above-target performance for each of the tranches of awards vesting in 2018.

        The fair value of vested MSUs was $24.0 million in 2018, $19.3 million in 2017, and $12.4 million in 2016.

Restricted Stock Units ("RSUs")

        RSUs are service-based awards granted to eligible employees under our equity plans, which generally vest ratably over a period of four years for employees. Prior to 2017, RSUs granted to non-employee directors under our equity plans vested ratably over a period of three years. Beginning in 2017, RSUs granted to non-employee directors generally vest over a period of one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited. The weighted-average grant date fair value for RSUs was $106.44, $82.77, and $67.66 in 2018, 2017, and 2016, respectively.

Notes to Consolidated Financial Statements

        The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted- average grant-date fair value

Unvested at December 30, 2017	140.4	$72.62
Granted	22.9	106.44
Vested	(72.4)	69.80
Forfeited/cancelled	(2.2)	68.41

Unvested at December 29, 2018	88.7	$83.72

        The fair value of vested RSUs was $5.1 million, $2.7 million, and $5.3 million in 2018, 2017, and 2016, respectively.

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

        The compensation expense related to LTI Units was $12.4 million in 2018, $36.6 million in 2017, and $23.8 million in 2016. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $2.9 million in 2018, $8.3 million in 2017, and $7.8 million in 2016.

NOTE 13. COST REDUCTION ACTIONS

Restructuring Charges

        We have plans that provide eligible employees with severance in the event of an involuntary termination. We calculate severance using the applicable benefit formulas under the respective plans. Accordingly, we record restructuring charges from qualifying cost reduction actions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable. In the absence of a plan or established local practice in overseas jurisdictions, liabilities for restructuring charges are recognized when incurred.

2018/2019 Actions

        In April 2018, we approved a restructuring plan (the "2018 Plan") associated with the consolidation of the European footprint of our LGM reportable segment, which is expected to result in a headcount reduction of approximately 400 positions related to the closure of a manufacturing facility. This reduction is expected to be partially offset by headcount additions in other locations, resulting in a net reduction of approximately 150 positions. During fiscal year 2018, we recorded $55.2 million in restructuring charges, net of reversals, related to the 2018 Plan. These charges consisted of severance and related costs for the reduction of approximately 345 positions, as well as asset impairment charges. We expect the 2018 Plan to be substantially complete by the end of 2019.

        In addition to restructuring charges recorded under the 2018 Plan, we recorded $4.2 million in restructuring charges in the fourth quarter 2018 related to our 2018/2019 Actions. These charges consisted of severance and related costs for the reduction of approximately 85 positions, as well as asset impairment charges.

2015/2016 Actions

        During fiscal year 2018, we recorded $14.3 million in restructuring charges, net of reversals, related to restructuring actions initiated during the third quarter of 2015. These charges consisted of severance and related costs for the reduction of approximately 625 positions, lease cancellation costs, and asset impairment charges.

        During fiscal year 2017, we recorded $34.1 million in restructuring charges, net of reversals, related to our 2015/2016 Actions. These charges consisted of severance and related costs for the reduction of approximately 920 positions, lease cancellation costs, and asset impairment charges.

        During fiscal year 2016, we recorded $20.9 million in restructuring charges, net of reversals, related to our 2015/2016 Actions. These charges consisted of severance and related costs for the reduction of approximately 440 positions, lease cancellation costs, and asset impairment charges.

        The activities and related charges and payments for the 2015/2016 Actions were substantially completed in 2018.

        Accruals for severance and related costs and lease cancellation costs were included in "Other accrued liabilities" in the Consolidated Balance Sheets. Asset impairment charges were based on the estimated market value of the assets, less selling costs, if applicable.

41 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

Restructuring charges were included in "Other expense, net" in the Consolidated Statements of Income.

        During 2018, restructuring charges and payments were as follows:

(In millions)	Accrual at December 30, 2017	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 29, 2018

2018/2019 Actions
Severance and related costs	$–	$51.8	$(9.8)	$–	$(1.3)	$40.7
Asset impairment charges	–	7.6	–	(7.6)	–	–
2015/2016 Actions
Severance and related costs	4.3	11.2	(15.2)	–	–	.3
Lease cancellation costs	.6	.8	(1.0)	–	–	.4
Asset impairment charges	–	2.3	–	(2.3)	–	–

Total	$4.9	$73.7	$(26.0)	$(9.9)	$(1.3)	$41.4

        During 2017, restructuring charges and payments were as follows:

(In millions)	Accrual at December 31, 2016	Charges (Reversals), net	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 30, 2017

2015/2016 Actions
Severance and related costs	$3.3	$31.9	$(30.8)	$–	$(.1)	$4.3
Lease cancellation costs	.2	1.2	(.8)	–	–	.6
Asset impairment charges	–	1.0	–	(1.0)	–	–
Prior actions
Severance and related costs	1.3	(.7)	(.6)	–	–	–

Total	$4.8	$33.4	$(32.2)	$(1.0)	$(.1)	$4.9

        The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate:

(In millions)	2018	2017	2016

Restructuring charges by reportable segment and Corporate
Label and Graphic Materials	$57.8	$14.8	$8.5
Retail Branding and Information Solutions	11.9	18.4	10.5
Industrial and Healthcare Materials	4.0	.2	.9
Corporate	–	–	–

Total	$73.7	$33.4	$19.9

NOTE 14. TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)	2018	2017	2016

Current:
U.S. federal tax	$(19.7)	$47.0	$10.1
State taxes	.8	.2	.6
International taxes	134.3	111.0	77.3

	115.4	158.2	88.0

Deferred:
U.S. federal tax	(6.3)	134.8	64.4
State taxes	2.3	(3.7)	(3.0)
International taxes	(26.0)	18.4	7.0

	(30.0)	149.5	68.4

Provision for income taxes	$85.4	$307.7	$156.4

Notes to Consolidated Financial Statements

        The principal items accounting for the difference between taxes computed at the U.S. federal statutory rate and taxes recorded were as follows:

(In millions)	2018	2017	2016

Computed tax provision at U.S. federal statutory rate	$116.5	$206.7	$167.0
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit	3.9	(3.2)	2.2
Tax Cuts and Jobs Act(1)	(34.7)	172.0	–
Foreign earnings taxed at different rates(2)	13.0	(40.2)	27.0
Excess tax benefits associated with stock-based payments(3)	(7.7)	(16.0)	–
Valuation allowance	10.7	(1.4)	(11.9)
Corporate-owned life insurance	(3.8)	(6.7)	(4.3)
U.S. federal research and development tax credits	(6.1)	(4.9)	(2.9)
Tax contingencies and audit settlements	(11.9)	(1.9)	(20.7)
Other items, net	5.5	3.3	–

Provision for income taxes	$85.4	$307.7	$156.4

(1)
During 2018 and 2017, we recognized a net tax benefit of $34.7 million and a net tax charge of $172 million, respectively, as a result of the TCJA. These amounts included the direct impacts of the TCJA following the guidance of SAB 118, including items that would otherwise be separately disclosed as state taxes, net of federal tax benefit, tax effects of foreign earnings taxed at different rates, tax contingencies and audit settlements, and other items, net.
(2)
Included in 2018 are certain U.S. international tax provisions imposed by the TCJA; all years included foreign earnings taxed in the U.S., net of credits.
(3)
During 2018 and 2017, we recognized tax benefits of $7.7 million and $16 million as a result of our adoption in 2017 of the accounting guidance update related to stock-based payments. We expect future excess tax benefits to vary based on our future stock-based payments. These excess tax benefits may cause variability in our effective tax rate as they can fluctuate based on vesting and exercise activity, as well as our stock price.

        Income before taxes from our U.S. and international operations was as follows:

(In millions)	2018	2017	2016

U.S.	$(7.3)	$49.0	$17.9
International	562.1	540.5	459.2

Income before taxes	$554.8	$589.5	$477.1

        The effective tax rate was 15.4%, 52.2%, and 32.8% for fiscal years 2018, 2017, and 2016, respectively.

        The 2018 effective tax rate included measurement period adjustments to our 2017 provisional amount related to the TCJA in accordance with guidance provided under SEC Staff Accounting Bulletin No. 118 ("SAB 118"). In 2018, we adjusted our 2017 provisional amount by recognizing a net tax benefit of $34.7 million. This amount primarily included: (i) $39.6 million tax benefit related to the remeasurement of the net deferred tax asset from cash contributions to the ADPP and realized foreign currency loss, both of which resulted from our decision to accelerate the related deductions on our 2017 U.S. federal income tax return; (ii) $3.6 million of tax charges for changes in our indefinite reinvestment assertions related to our investments in certain foreign subsidiaries after information required to make such determinations was obtained; (iii) $9.5 million of tax charge for adjustments made to the one-time transition tax, primarily due to a change in our filing position and to reflect regulatory and administrative guidance subsequently issued by the Internal Revenue Service ("IRS") and certain state taxing authorities; and (iv) $9.4 million of tax benefit from releasing a previously recorded uncertain tax position after the position was not taken on our 2017 U.S. federal income tax return.

        The 2018 effective tax rate also included net tax charges related to: (i) the effects of certain U.S. international tax provisions imposed by the TCJA, including $16 million of tax charge on Global Intangible Low-taxed Income ("GILTI") and $9 million of tax charge on Base Erosion Antiabuse Tax ("BEAT") partially offset by $2 million of tax benefit on Foreign Derived Intangible Income ("FDII"); (ii) $7.9 million of tax charges for foreign withholding taxes on our current year earnings; (iii) $8.8 million of tax benefit, including previously accrued interest and penalties, primarily from our changes in our judgment about tax filing positions due to the effective settlement of our German tax audit for tax years 2006-2010; and (iv) $8 million of tax benefit from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years.

        Additionally, the 2018 effective tax rate was not significantly impacted by the $10.7 million increase in valuation allowance primarily due to the offsetting effects from changes in deferred taxes and uncertain tax positions.

        During 2018, after our adoption of the accounting guidance update related to intra-entity transfers of assets other than inventory, certain foreign owned intellectual property was transferred between our foreign subsidiaries. Refer to Note 1, "Summary of Significant Accounting Policies," for more information. Accordingly, we recognized a net discrete tax benefit of $31 million primarily due to the recognition of a deferred tax asset in a higher tax rate jurisdiction, partially offset by a taxable gain recognized in a lower effective tax rate jurisdiction.

        The 2017 effective tax rate included: (i) $172 million of net tax charge related to the enactment of the TCJA; (ii) $5.1 million of tax benefit from the release of valuation allowance on certain state deferred tax assets; (iii) $4.2 million of tax benefit, including previously accrued interest and penalties, from effective settlements and changes in our judgment about tax filing positions as a result of new information; and (iv) $4.4 million of tax benefit from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years.

        The 2016 effective tax rate included: (i) $7.6 million of tax charge associated with the cost to repatriate current earnings of certain foreign subsidiaries; (ii) $46.3 million of tax charge related to U.S. income and foreign withholding taxes resulting from changes in indefinite reinvestment assertions on certain foreign earnings and profits; (iii) $16.8 million of tax benefit resulting from settlements of certain foreign audits; (iv) $5.4 million of tax benefit resulting from expirations of statutes of limitations; (v) $6.7 million of tax benefit from the release of valuation allowances against certain deferred tax assets in a foreign jurisdiction associated with a structural simplification approved by the tax authority; (vi) $3.6 million of tax benefit from the release of valuation allowances on certain state deferred tax assets; and (vii) $8.4 million of tax charge from deferred tax adjustments resulting from tax rate changes in certain foreign jurisdictions.

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

43 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

earnings are determined by the manner in which we operate our business. Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.

U.S. Tax Reform

        The TCJA enacted in the U.S. in December 2017 significantly changed U.S. corporate income taxation by, among other things, reducing the federal corporate income tax rates to 21%, implementing a modified territorial tax system prospectively by providing a dividend received deduction on certain dividends from our foreign subsidiaries, loss of domestic manufacturing deductions, and limitations on the deductibility of our executive compensation and interest expense, and imposing a one-time transition tax through a deemed repatriation of accumulated untaxed earnings and profits of foreign subsidiaries.

        In 2017, we included a provisional amount of $172 million as the estimated impact of the TCJA in our results for the fourth quarter and full year 2017. This provisional amount included expenses of $147 million related to the estimated transition tax, $49.2 million resulting from the estimated remeasurement of net U.S. deferred tax assets at the lower corporate income tax rate, a $9.3 million reserve related to potential uncertainties of our accumulated tax attributes that were used in our estimated transition tax calculation, $5.3 million from the estimated reduction of previously recognized U.S. deferred tax assets that we no longer anticipated to benefit from due to changes in the future deductibility of executive compensation, partially offset by a net benefit of $38.8 million, primarily from the reversal of the deferred tax liability that we previously recorded for future tax costs associated with repatriations of certain foreign earnings and profits that we considered not to be indefinitely reinvested.

        As of December 29, 2018, we have completed our accounting for the income tax effects of the TCJA following the guidance of SAB 118. Specifically, we have adjusted our provisional amount previously recorded primarily related to (i) the transition tax, reflecting subsequent regulatory and administrative guidance and the finalization of our foreign earnings and profits as well as taxes, (ii) the remeasurement of deferred taxes as a result of our decision to accelerate certain deductions in conjunction with the completion of our 2017 U.S. federal income tax return; and (iii) an incremental accrual for foreign withholding taxes associated with changes in our indefinite reinvestment assertions after information required to make such determination was obtained.

        The FASB guidance states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. We have made an accounting policy election to account for taxes on GILTI as period costs.

        Additionally, we have reevaluated our previous indefinite reinvestment assertions and, as of December 29, 2018, we no longer considered any of our foreign earnings in our foreign subsidiaries to be indefinitely reinvested. We recorded a tax charge of $3.6 million as a result of this change in assertion, which was included in our adjustment to our TCJA provisional amount.

Deferred Income Taxes

        Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2018	2017

Accrued expenses not currently deductible	$18.4	$19.9
Net operating losses	166.4	185.9
Tax credit carryforwards	69.0	14.0
Stock-based compensation	12.4	18.0
Pension and other postretirement benefits	81.3	140.9
Inventory reserves	6.7	6.5
Unrealized foreign currency losses(1)	–	14.9
Other assets	11.8	17.3
Valuation allowance	(71.8)	(63.4)

Total deferred tax assets(2)	294.2	354.0

Depreciation and amortization	(38.7)	(95.3)
Repatriation accrual	(21.3)	(27.7)
Foreign operating loss recapture	(56.5)	(65.9)
Other liabilities	(9.5)	(8.8)

Total deferred tax liabilities(2)	(126.0)	(197.7)

Total net deferred tax assets	$168.2	$156.3

(1)
Primarily reflect the unrealized foreign currency losses related to our net investment hedge described in Note 5, "Financial Instruments." There were no deferred taxes at the end of 2018 due to the conformity of the accounting treatment between financial reporting and tax after a mark-to-market tax treatment was elected for certain fair value adjustments on our 2017 U.S. federal income tax return filed in 2018.
(2)
Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.

        Net operating loss carryforwards of foreign subsidiaries at December 29, 2018 and December 30, 2017 were $538.4 million and $633.7 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at December 29, 2018 and December 30, 2017 totaled $69 million and $14 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions) Year of Expiry	Net Operating Losses(1)	Tax Credits

2019	$4.9	$.3
2020	5.2	14.5
2021	3.9	.4
2022	9.0	9.7
2023	6.2	5.0
2024 - 2038	6.3	30.4
Indefinite life/no expiry	502.9	8.7

Total	$538.4	$69.0

(1)
Net operating losses are presented before tax effect and valuation allowance.

        Based on current projections, certain indefinite-lived foreign net operating losses may take decades to be fully utilized.

        At December 29, 2018, we had net operating loss carryforwards in certain state jurisdictions of $634.6 million before tax effect. Based on our current ability to generate state taxable income, it is more likely than not that the majority of these carryforwards will not be realized before they expire. Accordingly, a valuation allowance has been recorded on $591.3 million of the carryforwards.

        As of December 29, 2018, our provision for income taxes did not materially benefit from applicable tax holidays in foreign jurisdictions.

44

Notes to Consolidated Financial Statements

Unrecognized Tax Benefits

        As of December 29, 2018, our unrecognized tax benefits totaled $80.8 million, $72.2 million of which, if recognized, would reduce our annual effective income tax rate. As of December 30, 2017, our unrecognized tax benefits totaled $108.7 million, $83.9 million of which, if recognized, would reduce our annual effective income tax rate.

        Where applicable, we record potential accrued interest and penalties related to unrecognized tax benefits from our global operations in income tax expense. As a result, we recognized $.5 million of tax charge, $1.5 million of tax charge, and $3.1 million of tax benefit in the Consolidated Statements of Income in 2018, 2017, and 2016, respectively. We have accrued $25.0 million and $25.8 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 29, 2018 and December 30, 2017, respectively.

        A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below:

(In millions)	2018	2017

Balance at beginning of year	$108.7	$89.5
Additions for tax positions of the current year	11.5	14.1
Additions (reductions) for tax positions of prior years	(23.1)	3.0
Settlements with tax authorities	(6.6)	(1.6)
Expirations of statutes of limitations	(5.9)	(2.7)
Changes due to translation of foreign currencies	(3.8)	6.4

Balance at end of year	$80.8	$108.7

        The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the date the 2018 Consolidated Financial Statements are being issued, we and our U.S. subsidiaries have completed the IRS' Compliance Assurance Process Program through 2016. We are subject to routine tax examinations in other jurisdictions. With some exceptions, we and our subsidiaries are no longer subject to income tax examinations by tax authorities for years prior to 2007.

        It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $14 million, primarily as a result of audit settlements and closing tax years.

NOTE 15. SEGMENT AND DISAGGREGATED REVENUE INFORMATION

Segment Reporting

        We have the following reportable segments:

  •
  Label and Graphic Materials – manufactures and sells pressure-sensitive labeling materials and films for graphic and reflective applications;
  •
  Retail Branding and Information Solutions – designs, manufactures and sells a wide variety of branding and information products and services, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment; and
  •
  Industrial and Healthcare Materials – manufactures performance tapes and other adhesive products for industrial, medical and other applications as well as fastener solutions.

        Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. We evaluate performance based on income from operations before interest expense and taxes. General corporate expenses are excluded from the computation of income from operations for the segments.

        We do not disclose total assets by reportable segment since we neither generate nor review such information internally. As our reporting structure is neither organized nor reviewed internally by country, results by individual country are not provided.

Disaggregated Revenue Information

        Disaggregated revenue information is set forth below in the manner that best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Revenue from our LGM reportable segment is attributed to geographic areas based on the location from which products are shipped. Revenue from our RBIS reportable segment is shown by product group.

(In millions)	2018	2017	2016

Net sales to unaffiliated customers
Label and Graphic Materials:
U.S.	$1,256.0	$1,198.4	$1,161.0
Europe	1,851.3	1,689.3	1,514.3
Asia	1,081.2	1,002.6	928.9
Latin America	367.8	357.0	331.6
Other international	294.8	264.4	251.5

Total Label and Graphic Materials	4,851.1	4,511.7	4,187.3

Retail Branding and Information Solutions:
Apparel	1,441.7	1,352.0	1,276.7
Printer Solutions	171.5	159.2	168.7

Total Retail Branding and Information Solutions	1,613.2	1,511.2	1,445.4

Industrial and Healthcare Materials	694.7	590.9	453.8

Net sales to unaffiliated customers	$7,159.0	$6,613.8	$6,086.5

        Revenue by geographic area is set forth below. Revenue is attributed to geographic areas based on the location from which the product is shipped.

(In millions)	2018	2017	2016

Net sales to unaffiliated customers
U.S.	$1,625.1	$1,557.8	$1,525.6
Europe	2,251.4	2,041.6	1,838.8
Asia	2,473.2	2,250.5	1,996.1
Latin America	490.0	476.4	450.5
Other international	319.3	287.5	275.5

Net sales to unaffiliated customers	$7,159.0	$6,613.8	$6,086.5

45 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

        Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.43 billion in 2018, $1.3 billion in 2017, and $1.14 billion in 2016.

Additional Segment Information

        Additional financial information by reportable segment is set forth below.

(In millions)	2018	2017	2016

Intersegment sales
Label and Graphic Materials	$78.7	$64.1	$63.4
Retail Branding and Information Solutions	4.7	3.2	2.9
Industrial and Healthcare Materials	8.8	7.7	7.2

Intersegment sales	$92.2	$75.0	$73.5

Income before taxes
Label and Graphic Materials	$568.2	$577.4	$522.0
Retail Branding and Information Solutions	170.4	126.7	105.0
Industrial and Healthcare Materials	62.9	52.6	56.1
Corporate expense	(83.4)	(86.2)	(92.9)
Interest expense	(58.5)	(63.0)	(59.9)
Other non-operating expense	(104.8)	(18.0)	(53.2)

Income before taxes	$554.8	$589.5	$477.1

Capital expenditures
Label and Graphic Materials	$151.5	$125.5	$118.8
Retail Branding and Information Solutions	57.1	48.8	50.9
Industrial and Healthcare Materials	19.3	19.5	7.2

Capital expenditures	$227.9	$193.8	$176.9

Depreciation and amortization expense
Label and Graphic Materials	$104.7	$102.3	$103.1
Retail Branding and Information Solutions	49.0	56.4	64.3
Industrial and Healthcare Materials	27.3	20.0	12.7

Depreciation and amortization expense	$181.0	$178.7	$180.1

Other expense, net by reportable segment
Label and Graphic Materials	$61.8	$14.5	$13.0
Retail Branding and Information Solutions	11.4	18.1	9.8
Industrial and Healthcare Materials	(1.0)	3.7	1.9
Corporate	(2.3)	.2	(.9)

Other expense, net	$69.9	$36.5	$23.8

Other expense, net by type
Restructuring charges:
Severance and related costs	$63.0	$31.2	$14.7
Asset impairment charges and lease cancellation costs	10.7	2.2	5.2
Other items:
Argentine peso remeasurement transition loss	3.4	–	–
Other restructuring-related charge	.5	–	–
Transaction costs	–	5.2	5.0
Reversal of acquisition-related contingent consideration	(5.0)	–	–
Net gain on sales of assets	(2.7)	(2.1)	(1.1)

Other expense, net	$69.9	$36.5	$23.8

        Property, plant and equipment, net, in our U.S. and international operations were as follows:

(In millions)	2018	2017	2016

Property, plant and equipment, net
U.S.	$317.3	$286.4	$278.5
International	820.1	811.5	636.7

Property, plant and equipment, net	$1,137.4	$1,097.9	$915.2

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

        Net inventories at year-end were as follows:

(In millions)	2018	2017

Raw materials	$236.2	$214.6
Work-in-progress	196.7	179.8
Finished goods	218.5	215.2

Inventories, net	$651.4	$609.6

Property, Plant and Equipment

        Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2018	2017

Land	$28.0	$31.1
Buildings and improvements	643.1	638.9
Machinery and equipment	2,231.1	2,188.2
Construction-in-progress	151.5	142.7

Property, plant and equipment	3,053.7	3,000.9
Accumulated depreciation	(1,916.3)	(1,903.0)

Property, plant and equipment, net	$1,137.4	$1,097.9

Software

        Capitalized software costs at year-end were as follows:

(In millions)	2018	2017

Cost	$452.4	$428.9
Accumulated amortization	(316.9)	(301.8)

Software, net	$135.5	$127.1

        Software amortization expense was $20.2 million in 2018, $29.3 million in 2017, and $37.9 million in 2016.

Equity Method Investment

        In October 2016, we acquired a 22.6% interest in PragmatIC Printing Limited ("PragmatIC"), a company that develops flexible electronics technology. PragmatIC's primary assets are intangible assets related to its technology. We used the equity method to account for this investment. The carrying value of this investment was $6.7 million and $9.1 million as of December 29, 2018 and December 30, 2017, respectively, and was included in "Other assets" in the Consolidated Balance Sheets.

46

Notes to Consolidated Financial Statements

Research and Development

        Research and development expense, which is included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was as follows:

(In millions)	2018	2017	2016

Research and development expense	$98.2	$93.4	$89.7

Supplemental Cash Flow Information

        Cash paid for interest and income taxes was as follows:

(In millions)	2018	2017	2016

Interest	$54.9	$57.7	$58.9
Income taxes, net of refunds	153.5	125.6	106.1

Foreign Currency Effects

        Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, decreased net income by $13.4 million, $4.1 million, and $1.6 million in 2018, 2017, and 2016, respectively.

Deferred Revenue

        Deferred revenue primarily relates to constrained variable consideration on supply agreements for sales of products, as well as to payments received in advance of performance under a contract. Deferred revenue is recognized as revenue as or when we perform under a contract.

        The following table shows the amounts and balance sheet locations of deferred revenue as of December 29, 2018 and December 30, 2017:

(In millions)	December 29, 2018	December 30, 2017

Other current liabilities	$11.5	$15.3
Long-term retirement benefits and other liabilities	.3	.4

Total deferred revenue	$11.8	$15.7

        Revenue recognized from amounts included in deferred revenue as of December 30, 2017 was $12.2 million in 2018, which was included in "Net sales" in the Consolidated Statements of Income.

NOTE 17. QUARTERLY FINANCIAL INFORMATION (Unaudited)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2018
Net sales	$1,776.4	$1,854.2	$1,759.7	$1,768.7
Gross profit	483.4	501.4	459.2	471.5
Net income	125.2	95.6	149.5	97.1
Net income per common share	1.42	1.09	1.71	1.13
Net income per common share, assuming dilution	1.40	1.07	1.69	1.11

2017
Net sales	$1,572.1	$1,626.9	$1,679.5	$1,735.3
Gross profit	442.4	452.6	451.6	465.6
Net income (loss)(1)	112.2	120.9	108.3	(59.6)
Net income (loss) per common share	1.27	1.37	1.23	(.68)
Net income (loss) per common share, assuming dilution	1.25	1.34	1.20	(.66)

(1)
During the fourth quarter of 2017, we recognized a net tax charge of $172 million as a result of the TCJA.
47 Avery Dennison Corporation 2018 Annual Report

Notes to Consolidated Financial Statements

        "Other expense (income), net" by type for each quarter is presented below.

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2018
Restructuring charges:
Severance and related costs, net of reversals	$4.3	$58.8	$(7.1)	$7.0
Asset impairment charges and lease cancellation costs	8.4	.6	.7	1.0
Other items:
Argentine peso remeasurement transition loss	–	–	3.4	–
Other restructuring-related charge	.5	–	–	–
Reversal of acquisition-related contingent consideration	–	–	–	(5.0)
Net gain on sales of assets	(.4)	(2.3)	–	–

Other expense (income), net	$12.8	$57.1	$(3.0)	$3.0

2017
Restructuring charges:
Severance and related costs	$5.7	$7.3	$8.7	$9.5
Asset impairment charges and lease cancellation costs	–	.3	1.8	.1
Other items:
Net gain on sales of assets	–	–	–	(2.1)
Transaction costs	.8	2.6	.3	1.5

Other expense, net	$6.5	$10.2	$10.8	$9.0

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f) or 15(d)-15(f). Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management has concluded that internal control over financial reporting was effective as of December 29, 2018. Management's assessment of the effectiveness of internal control over financial reporting as of December 29, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ MITCHELL R. BUTIER Mitchell R. Butier President and Chief Executive Officer	/s/ GREGORY S. LOVINS Gregory S. Lovins Senior Vice President and Chief Financial Officer
49 Avery Dennison Corporation 2018 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avery Dennison Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the "Company") as of December 29, 2018 and December 30, 2017, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 29, 2018 , including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 29, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 29, 2018 and December 30, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

        As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for net periodic pension and postretirement benefit costs in 2018.

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

/s/ PricewaterhouseCoopers LLP Los Angeles, California February 27, 2019

        We have served as the Company's auditor since at least 1960, which were the Company's first financial statements subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

50

Other
Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Los Angeles, California

Registrar and Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(888) 682-5999
(720) 864-4993 (international)
(855) 627-5080 (hearing impaired)
https://investor.broadridge.com

Annual Meeting

        Our Annual Meeting of Stockholders will be held at 1:30 p.m. Pacific Time on April 25, 2019 at 207 Goode Avenue, Glendale, California 91203.

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

Certification Information

        We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for fiscal year 2018 filed with the Securities and Exchange Commission ("SEC"), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We submitted to the New York Stock Exchange ("NYSE") an unqualified annual written affirmation, along with the Chief Executive Officer's certificate that he is not aware of any violation by the Company of NYSE's corporate governance listing standards, on April 27, 2018.

Annual Report on Form 10-K Requests

        A copy of our Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary. Copies are also available on our investor website at www.investors.averydennison.com.

Corporate Headquarters

Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203
Phone: (626) 304-2000

Stock and Dividend Data

Our common stock is listed on the NYSE.
Ticker symbol: AVY

	2018	2017

Dividends per Common Share
First Quarter	$.45	$.41
Second Quarter	.52	.45
Third Quarter	.52	.45
Fourth Quarter	.52	.45

	$2.01	$1.76

Number of shareholders of record as of year-end	4,606	4,854

51 Avery Dennison Corporation 2018 Annual Report