Form 10-K, Exhibit 13
period 2019-12-28
Avery Dennison Corp
filed 2020-02-26
CIK 8818

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

We believe that the most significant risk factors that could affect our financial performance in the near-term include: (1) the impacts to underlying demand for our products and/or foreign currency fluctuations from global economic conditions, political uncertainty, and changes in governmental regulations; (2) competitors' actions, including pricing, expansion in key markets, and product offerings; (3) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through price increases, without a significant loss of volume; and (4) the execution and integration of acquisitions.

Certain risks and uncertainties are discussed in more detail under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 28, 2019 and include, but are not limited to, risks and uncertainties relating to the following: fluctuations in demand affecting sales to customers; worldwide and local economic and market conditions; changes in political conditions; fluctuations in foreign currency exchange rates and other risks associated with foreign operations, including in emerging markets; changes in our markets due to competitive conditions, technological developments, laws and regulations, and customer preferences; fluctuations in the cost and availability of raw materials and energy; changes in governmental laws and regulations; the impact of competitive products and pricing; the financial condition and inventory strategies of customers; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; loss of significant contracts or customers; collection of receivables from customers; selling prices; business mix shift; execution and integration of acquisitions; product and service quality; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; amounts of future dividends and share repurchases; customer and supplier concentrations  or consolidations; fluctuations in interest and tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; retention of tax incentives; outcome of tax audits; successful implementation of new manufacturing technologies and installation of manufacturing equipment; disruptions in information technology systems, including cyber-attacks or other intrusions to network security; successful installation of new or upgraded information technology systems; data security breaches; volatility of financial markets; impairment of capitalized assets, including goodwill and other intangibles; credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; the realization of deferred tax assets; interest rates and our debt covenants; fluctuations in pension, insurance, and employee benefit costs; goodwill impairment; the impact of legal and regulatory proceedings, including with respect to environmental, health and safety, anti-corruption and trade compliance; protection and infringement of intellectual property; the impact of epidemiological events on the economy and our customers and suppliers; acts of war, terrorism, and natural disasters; and other factors.

Our forward-looking statements are made only as of the date hereof.  We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

Avery Dennison Corporation | 2019 Annual Report     1

Avery Dennison Corporation

Five-Year Summary

(Dollars in millions, except percentages	2019		2018		2017		2016		2015
and per share amounts)	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%
For the Year
Net sales	$7,070.1	100.0	$7,159.0	100.0	$6,613.8	100.0	$6,086.5	100.0	$5,966.9	100.0
Gross profit	1,904.1	26.9	1,915.5	26.8	1,812.2	27.4	1,699.7	27.9	1,645.8	27.6
Marketing, general and administrative expense	1,080.4	15.3	1,127.5	15.7	1,105.2	16.7	1,085.7	17.8	1,087.8	18.2
Other expense, net(1)	53.2	.8	69.9	1.0	36.5	.6	23.8	.4	64.5	1.1
Interest expense	75.8	1.1	58.5	.8	63.0	1.0	59.9	1.0	60.5	1.0
Other non-operating expense, net(2)	445.2	6.3	104.8	1.5	18.0	.3	53.2	.9	24.1	.4
Income from continuing operations before taxes	249.5	3.5	554.8	7.7	589.5	8.9	477.1	7.8	408.9	6.9
(Benefit from) provision for income taxes(3)	(56.7)	(.8)	85.4	1.2	307.7	4.7	156.4	2.6	134.5	2.3
Equity method investment losses	(2.6)	—	(2.0)	—	—	—	—	—	—	—
Income from continuing operations	303.6	4.3	467.4	6.5	281.8	4.3	320.7	5.3	274.4	4.6
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	(.1)	—
Net income	303.6	4.3	467.4	6.5	281.8	4.3	320.7	5.3	274.3	4.6

	2019		2018		2017		2016		2015
Per Share Information
Income per common share from continuing operations	$3.61		$5.35		$3.19		$3.60		$3.01
Loss per common share from discontinued operations	—		—		—		—		—
Net income per common share	3.61		5.35		3.19		3.60		3.01
Income per common share from continuing operations, assuming dilution	3.57		5.28		3.13		3.54		2.95
Loss per common share from discontinued operations, assuming dilution	—		—		—		—		—
Net income per common share, assuming dilution	3.57		5.28		3.13		3.54		2.95
Dividends per common share	2.26		2.01		1.76		1.60		1.46
Weighted average number of common shares outstanding (in millions)	84.0		87.3		88.3		89.1		91.0
Weighted average number of common shares outstanding, assuming dilution (in millions)	85.0		88.6		90.1		90.7		92.9
At End of Year
Property, plant and equipment, net	$1,210.7		$1,137.4		$1,097.9		$915.2		$847.9
Total assets(4)	5,488.8		5,177.5		5,136.9		4,396.4		4,133.7
Long-term debt and finance leases	1,499.3		1,771.6		1,316.3		713.4		963.6
Total debt(5)	1,939.5		1,966.2		1,581.7		1,292.5		1,058.9
Shareholders’ equity	1,204.0		955.1		1,046.2		925.5		965.7
Other Information
Depreciation and amortization expense	$179.0		$181.0		$178.7		$180.1		$188.3
Research and development expense	92.6		98.2		93.4		89.7		91.9
Effective tax rate(3)	(22.7)%		15.4%		52.2%		32.8%		32.9%
(1)	Included pretax charges for severance and related costs, asset impairment charges and lease cancellation costs, Argentine peso remeasurement transition loss, reversal of acquisition-related contingent consideration, legal settlements, transactions costs, and other items.
(2)	Included pension plan settlements and related charges of $444.1 for fiscal year 2019.
(3)	Included tax benefit of $178.9 for fiscal year 2019 related to the termination of our U.S. pension plan.
(4)	In the first quarter of 2019, we adopted accounting guidance that requires lessees to recognize on their balance sheets the rights and obligations created by leases. As allowed by this guidance, we elected to apply it using a modified retrospective approach. This approach applies to all leases that existed at or commenced after the date of our initial application. As such, prior year comparative periods have not been adjusted.
(5)	Included finance leases.

2     Avery Dennison Corporation | 2019 Annual Report

Stockholder Return Performance

The graph below compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500® Stock Index, the average return (weighted by market capitalization) of the S&P 500® Materials and Industrials subsets (the “Market Basket”), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2019.

Comparison of Five-Year Cumulative Total Return as of December 31, 2019

Total Return Analysis(1)
	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019
Avery Dennison Corporation	$100.00	$121.32	$137.83	$208.30	$161.10	$224.85
S&P 500 Index	100.00	99.27	108.31	127.53	119.32	149.59
Market Basket (Weighted Average)(2)	100.00	98.20	117.10	144.15	122.88	154.41
Market Basket (Median)	100.00	89.54	104.87	128.51	106.24	136.21
(1)	Assumes $100.00 invested on December 31, 2014 and reinvestment of dividends.
(2)	Average weighted by market capitalization.

Historical stock price performance is not necessarily indicative of future stock price performance.

Avery Dennison Corporation | 2019 Annual Report     3

ORGANIZATION OF INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management’s views on our financial condition and results of operations, should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto, and includes the following sections:

Non-GAAP Financial Measures	4
Overview and Outlook	5
Analysis of Results of Operations	7
Results of Operations by Reportable Segment	8
Financial Condition	10
Critical Accounting Estimates	14
Recent Accounting Requirements	17
Market-Sensitive Instruments and Risk Management	17

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

We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for a single period.

We use the following non-GAAP financial measures in this MD&A:

●	Sales change ex. currency refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation, and, where applicable, currency adjustment for transitional reporting of highly inflationary economies (Argentina). Segment results are also adjusted for the reclassification of sales between segments. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of currency fluctuations.
●	Organic sales change refers to sales change ex. currency, excluding the estimated impact of product line exits, acquisitions and divestitures, and, where applicable, an extra week in our fiscal year.

We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.

●	Free cash flow refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments. Free cash flow is also adjusted for the cash contributions related to the termination of our U.S. pension plan. We believe that free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.
●	Operational working capital as a percentage of annualized current quarter net sales refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as net current assets or liabilities held-for-sale divided by annualized current quarter net sales. We believe that operational working capital as a percentage of annualized current quarter net sales assists investors in assessing our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount, frequency, or timing, and that may increase the volatility of working capital as a percentage of sales from period to period. The items excluded from this measure are not significantly influenced by our day-to-day activities managed at the operating level and do not necessarily reflect the underlying trends in our operations.

4     Avery Dennison Corporation | 2019 Annual Report

OVERVIEW AND OUTLOOK

Fiscal Year

Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2019, 2018, and 2017 fiscal years consisted of 52-week periods ending December 28, 2019, December 29, 2018, and December 30, 2017, respectively.

Net Sales

The factors impacting the reported sales change are shown in the table below.

	2019	2018
Reported sales change	(1)%	8%
Foreign currency translation	3	(1)
Sales change ex. currency	2%	7%
Acquisitions	—	(1)
Organic sales change	2%	6%

In 2019, net sales increased on an organic basis due to a combination of higher volume/mix and pricing actions.  In 2018, net sales increased on an organic basis primarily due to higher volume.

Net Income

Net income decreased from approximately $467 million in 2018 to approximately $304 million in 2019.  The major factors affecting the change in net income in 2019 compared to 2018 were:

●	Pension plan settlement charges, net of related tax benefits
●	Higher employee-related costs
●	Impact of foreign currency translation

Offsetting factors:

●	Benefits from productivity initiatives, including savings from restructuring actions, net of transition costs
●	Tax benefit from a discrete foreign structuring transaction

U.S. Pension Plan Termination

In July 2018, our Board of Directors (“Board”) approved the termination of the Avery Dennison Pension Plan (the “ADPP”), a U.S. defined benefit plan, effective as of September 28, 2018. In connection with the termination, we contributed $200 million to the ADPP in August 2018; settled approximately $152 million of ADPP liabilities during the fourth quarter of 2018 through lump-sum payments from existing plan assets to eligible participants who elected to receive them; and recorded approximately $85 million of non-cash charges associated with these settlements, partially offset by related tax benefits of approximately $19 million. During 2019, we settled approximately $749 million of ADPP liabilities by entering into an agreement to purchase annuities primarily from American General Life Insurance Company (“AGL”).  This agreement covered approximately 8,300 active and former employees and their beneficiaries, with AGL assuming the future annuity payments for these individuals, commencing April 1, 2019. Additionally, we settled approximately $4 million of ADPP liabilities through a combination of annuities and direct funding to the Pension Benefit Guaranty Corporation for the remaining approximately 200 former employees and their beneficiaries. We contributed approximately $10 million of cash during fiscal 2019 to the ADPP to cover costs associated with the final settlement of these liabilities. These settlements resulted in approximately $444 million of pretax charges in 2019, partially offset by related tax benefits of approximately $179 million.

Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.

Cost Reduction Actions

2019/2020 Actions

During fiscal year 2019, we recorded $25.2 million in restructuring charges related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 370 positions, as well as asset impairment charges.

2018/2019 Actions

In April 2018, we approved a restructuring plan (the “2018 Plan”) to consolidate the European footprint of our Label and Graphic Materials (“LGM”) reportable segment, which reduced headcount by approximately 390 positions, including temporary labor, from the closure of a manufacturing facility. This reduction was partially offset by headcount additions in other locations, resulting in a net reduction of approximately 150 positions. During fiscal year 2019, we recorded a net $2.3 million in restructuring reversals related to the 2018 Plan. During fiscal year 2018, we recorded $55.2 million in restructuring charges, net of reversals.  The cumulative charges associated with the 2018 Plan consisted of severance and related costs for the headcount reduction, as well as asset impairment charges. The activities related to the 2018 Plan were substantially completed as of the end of the second quarter of 2019.

Avery Dennison Corporation | 2019 Annual Report     5

In addition to restructuring charges recorded under the 2018 Plan, we recorded $28.2 million in restructuring charges during fiscal year 2019 related to other 2018/2019 actions.  These charges consisted of severance and related costs for the reduction of approximately 490 positions, as well as asset impairment charges.  In the fourth quarter 2018, we recorded $4.2 million in restructuring charges relating to these other 2018/2019 actions.  These charges consisted of severance and related costs for the reduction of approximately 85 positions, as well as impairment charges.

2015/2016 Actions

During fiscal year 2018, we recorded $14.3 million in restructuring charges, net of reversals, related to our 2015/2016 actions. These charges consisted of severance and related costs for the reduction of approximately 625 positions, lease cancellation costs, and asset impairment charges. The activities and related charges and payments related to the 2015/2016 actions were substantially completed in 2018.

Impact of Cost Reduction Actions

During fiscal year 2019, we realized approximately $50 million in savings, net of transition costs, primarily from our 2018/2019 actions. During fiscal year 2018, we realized approximately $30 million in savings, net of transition costs, primarily from our 2015/2016 actions.

Restructuring charges were included in “Other expense, net” in the Consolidated Statements of Income. Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.

Acquisitions

In November 2019, we announced our agreement to acquire Smartrac's Transponder (RFID Inlay) division ("Smartrac"), a manufacturer of radio-frequency identification (“RFID”) products, for a purchase price of approximately $250 million (€225 million), subject to customary adjustments. We expect to complete this acquisition in the first quarter of 2020.

During 2017, we completed the stock acquisitions of Yongle Tape Ltd. (“Yongle Tape”) and Finesse Medical Limited, and the net asset acquisition of Hanita Coatings Rural Cooperative Association Limited and stock acquisition of certain of its subsidiaries (collectively, the “2017 Acquisitions”), which were not material, individually or in the aggregate, to the Consolidated Financial Statements.

Accounting Guidance Updates

Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for this information.

Cash Flow

(In millions)	2019	2018	2017
Net cash provided by operating activities	$746.5	$457.9	$645.7
Purchases of property, plant and equipment	(219.4)	(226.7)	(190.5)
Purchases of software and other deferred charges	(37.8)	(29.9)	(35.6)
Proceeds from sales of property, plant and equipment	7.8	9.4	6.0
Proceeds from insurance and (purchases) sales of investments, net	4.9	18.5	(3.9)
Plus: Pension plan contributions for plan termination	10.3	200.0	—
Free cash flow	$512.3	$429.2	$421.7

In 2019, cash flow provided by operating activities increased compared to 2018 primarily due to lower pension plan contributions, improved operational working capital, and lower incentive compensation payments, partially offset by higher restructuring payments. In 2019, free cash flow increased compared to 2018 primarily due to higher cash provided by operating activities adjusted for our contribution to the ADPP, partially offset by net proceeds from insurance and (purchases) sales of investments.

Outlook

Certain factors that we believe may contribute to our 2020 results are described below:

●	We expect our net sales to increase by 4.0% to 5.5%, including the impacts of the Smartrac acquisition and the extra week in our 2020 fiscal year.
●	We anticipate incremental savings from restructuring, net of transition costs, of approximately $30 million to $40 million.
●	We estimate cash restructuring charges of approximately $20 million.
●	We expect our full year effective tax rate to be in the mid-twenty percent range.
●	We anticipate capital and software expenditures of $220 million to $230 million.

6     Avery Dennison Corporation | 2019 Annual Report

ANALYSIS OF RESULTS OF OPERATIONS

Income before Taxes

(In millions, except percentages)	2019	2018	2017
Net sales	$7,070.1	$7,159.0	$6,613.8
Cost of products sold	5,166.0	5,243.5	4,801.6
Gross profit	1,904.1	1,915.5	1,812.2
Marketing, general and administrative expense	1,080.4	1,127.5	1,105.2
Other expense, net	53.2	69.9	36.5
Interest expense	75.8	58.5	63.0
Other non-operating expense, net	445.2	104.8	18.0
Income before taxes	$249.5	$554.8	$589.5
Gross profit margin	26.9%	26.8%	27.4%

Gross Profit Margin

Gross profit margin in 2019 increased slightly compared to 2018 reflecting benefits from productivity initiatives, including material re-engineering and savings from restructuring actions, net of transition costs, partially offset by the net impact of higher employee- related costs and unfavorable volume/mix.

Gross profit margin in 2018 decreased compared to 2017 reflecting the net impact of pricing and raw material inflation and higher employee-related costs, as well as growth investments, partially offset by the benefits from productivity initiatives, including savings from restructuring actions, net of transition costs.

Marketing, General and Administrative Expense

Marketing, general and administrative expense decreased in 2019 compared to 2018 reflecting the benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and the favorable impact of foreign currency translation, partially offset by higher employee-related costs and growth investments.

Marketing, general and administrative expense increased in 2018 compared to 2017 reflecting the impact of acquisitions and other growth investments and the unfavorable impact of foreign currency translation, partially offset by the benefits from productivity initiatives, including savings from restructuring, net of transition costs.

Other Expense, net

(In millions)	2019	2018	2017
Other expense, net by type
Restructuring charges:
Severance and related costs	$45.3	$63.0	$31.2
Asset impairment charges and lease cancellation costs	5.1	10.7	2.2
Other items:
Legal settlement	3.4	—	—
Transaction costs	2.6	—	5.2
Argentine peso remeasurement transition loss	—	3.4	—
Other restructuring-related charge	—	.5	—
Reversal of acquisition-related contingent consideration	—	(5.0)	—
Net gains on sales of assets	(3.2)	(2.7)	(2.1)
Other expense, net	$53.2	$69.9	$36.5

Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.

Interest Expense

Interest expense increased approximately $17.3 million in 2019 compared to 2018, reflecting additional interest costs related to the $500 million of senior notes we issued in December 2018.

Interest expense decreased approximately $4.5 million in 2018 compared to 2017, reflecting the repayment of $250 million of senior notes in October 2017, which was financed using commercial paper borrowed at a lower interest rate.

Other Non-Operating Expense, Net

Other non-operating expense, net increased in 2019 compared to 2018, which reflected approximately $444 million of final settlement charges related to the termination of the ADPP.

Other non-operating expense, net increased in 2018 compared to 2017, which reflected approximately $94 million of settlement charges related to the termination of the ADPP, as well as losses associated with two U.S. nonqualified benefit plans and two of our international benefit plans, partially offset by a higher expected return on plan assets in certain of our international defined benefit pension plans.

Refer to Note 6, "Pension and Other Postretirement Benefits," and Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

Avery Dennison Corporation | 2019 Annual Report     7

Net Income and Earnings per Share

(In millions, except percentages and per share amounts)	2019	2018	2017
Income before taxes	$249.5	$554.8	$589.5
(Benefit from) provision for income taxes	(56.7)	85.4	307.7
Equity method investment losses	(2.6)	(2.0)	—
Net income	$303.6	$467.4	$281.8
Net income per common share	$3.61	$5.35	$3.19
Net income per common share, assuming dilution	3.57	5.28	3.13

Effective tax rate	(22.7)%	15.4%	52.2%

(Benefit from) Provision for Income Taxes

Our effective tax rate in 2019 decreased compared to 2018 primarily due to the tax effects of the settlement charges associated with the termination of the ADPP and a discrete foreign structuring transaction.

Our effective tax rate in 2018 decreased compared to 2017 primarily due to tax benefits related to adjustments to our 2017 U.S. Tax Cuts and Jobs Act ("TCJA") provisional amount and a discrete foreign tax planning action, while our effective tax rate in 2017 included net tax charges comprised of our TCJA provisional amount.

We expect our effective tax rate for 2020 to be in the mid-twenty percent range. Our effective tax rate can vary from period to period due to the recognition of discrete events, such as changes in tax reserves, settlements of income tax audits, changes in tax laws and regulations, return-to-provision adjustments, and tax impacts related to stock-based payments, as well as recurring factors, such as changes in the mix of earnings in countries with differing statutory tax rates and the execution of tax planning strategies.

Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

Operating income refers to income before taxes, interest and other non-operating expenses, net.

Label and Graphic Materials

(In millions)	2019	2018	2017
Net sales including intersegment sales	$4,826.1	$4,929.8	$4,575.8
Less intersegment sales	(80.2)	(78.7)	(64.1)
Net sales	$4,745.9	$4,851.1	$4,511.7
Operating income(1)	601.5	568.2	577.4
(1) Included charges associated with restructuring actions and gains/losses on sales of assets in all years, Argentine peso remeasurement transition loss and other restructuring-related charge in 2018, and transaction costs in 2017.	$28.3	$61.8	$14.5

Net Sales

The factors impacting reported sales change are shown in the table below.

	2019	2018
Reported sales change	(2)%	8%
Foreign currency translation	4	(2)
Organic sales change(1)	1%	6%

(1)	Total does not sum due to rounding

In 2019, net sales increased on an organic basis primarily due to prior year pricing actions. On an organic basis, net sales increased low-single digits in emerging markets and were comparable to prior year in North America and Western Europe.

In 2018, net sales increased on an organic basis due to higher volume and pricing actions.  Net sales increased on an organic basis at mid-single digit rates in emerging markets and North America and at a low-single digit rate in Western Europe.

Operating Income

Operating income increased in 2019 compared to 2018 primarily due to benefits from productivity initiatives, including material re-engineering and savings from restructuring actions, net of transition costs, and lower restructuring charges, partially offset by the unfavorable impact of foreign currency translation and the combined effect of volume and mix.

Operating income decreased in 2018 compared to 2017 reflecting higher restructuring charges, employee-related costs and the net impact of pricing and raw material costs, excluding the effects of foreign currency, partially offset by the combined effect of volume and mix, as well as a net benefit from changes in foreign currency.

8     Avery Dennison Corporation | 2019 Annual Report

Retail Branding and Information Solutions

(In millions)	2019	2018	2017
Net sales including intersegment sales	$1,670.9	$1,617.9	$1,514.4
Less intersegment sales	(20.6)	(4.7)	(3.2)
Net sales	$1,650.3	$1,613.2	$1,511.2
Operating income(1)	196.6	170.4	126.7
(1) Included charges associated with restructuring actions and net gains on sales of assets in all years, transaction costs in 2019, and transaction costs related to sale of product line in 2017.	$9.9	$11.4	$18.1

Net Sales

The factors impacting reported sales change are shown in the table below.

	2019	2018
Reported sales change	2%	7%
Reclassification of sales between segments	1	—
Foreign currency translation	2	—
Organic sales change	5%	7%

In 2019, net sales increased on an organic basis primarily due to continued strength in RFID solutions and external embellishments.

In 2018, net sales increased on an organic basis driven by strength in both RFID solutions and the base business.

Operating Income

Operating income increased in 2019 compared to 2018 primarily due to higher volume and benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, partially offset by higher employee-related costs.

Operating income increased in 2018 compared to 2017 reflecting higher volume, the benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and lower amortization of intangible assets resulting from business acquisitions, partially offset by higher employee-related costs and growth investments.

Industrial and Healthcare Materials

(In millions)	2019	2018	2017
Net sales including intersegment sales	$682.7	$703.5	$598.6
Less intersegment sales	(8.8)	(8.8)	(7.7)
Net sales	$673.9	$694.7	$590.9
Operating income(1)	60.0	62.9	52.6
(1) Included charges associated with restructuring actions in all years, transaction costs in 2017, and reversal of acquisition-related contingent consideration in 2018.	$9.4	$(1.0)	$3.7

Net Sales

The factors impacting reported sales change are shown in the table below.

	2019	2018
Reported sales change	(3)%	18%
Foreign currency translation	3	(2)
Sales change ex. currency	—	16
Acquisitions	—	(15)
Organic sales change	—%	1%

In 2019, net sales were comparable to prior year on an organic basis.

In 2018, net sales increased on an organic basis primarily due to higher volume in industrial categories.

Operating Income

Operating income decreased in 2019 compared to 2018 primarily due to higher restructuring charges and a prior year reversal of acquisition-related contingent consideration, as well as higher employee-related costs, largely offset by benefits from productivity initiatives, including savings from restructuring actions, net of transition costs and the net benefit of pricing and raw material costs.

Operating income increased in 2018 compared to 2017 driven by the net impact of acquisitions and organic growth, partially offset by growth investments.

Avery Dennison Corporation | 2019 Annual Report     9

FINANCIAL CONDITION

Liquidity

Operating Activities

(In millions)	2019	2018	2017
Net income	$303.6	$467.4	$281.8
Depreciation	140.3	141.5	126.6
Amortization	38.7	39.5	52.1
Provision for doubtful accounts and sales returns	58.7	45.6	37.6
Stock-based compensation	34.5	34.3	30.2
Pension plan settlements and related charges	444.1	93.7	—
Deferred taxes and other non-cash taxes	(216.9)	(32.7)	151.6
Other non-cash expense and loss	28.3	60.4	53.5
Trade accounts receivable	(42.2)	(62.5)	(141.2)
Inventories	(18.1)	(70.5)	(14.9)
Accounts payable	46.4	43.6	83.4
Taxes on income	5.4	(35.5)	29.6
Other assets	38.4	(11.6)	(20.9)
Other liabilities	(114.7)	(255.3)	(23.7)
Net cash provided by operating activities	$746.5	$457.9	$645.7

In 2019, cash flow provided by operating activities increased compared to 2018 primarily due to lower pension plan contributions, improved operational working capital, and lower incentive compensation payments, partially offset by higher restructuring payments.

In 2018, cash flow provided by operating activities decreased compared to 2017 primarily due to our $200 million contribution to the ADPP in connection with its termination, higher income tax payments, net of refunds, changes in operational working capital, and higher incentive compensation payments, partially offset by higher net income.

Investing Activities

(In millions)	2019	2018	2017
Purchases of property, plant and equipment	$(219.4)	$(226.7)	$(190.5)
Purchases of software and other deferred charges	(37.8)	(29.9)	(35.6)
Proceeds from sales of property, plant and equipment	7.8	9.4	6.0
Proceeds from insurance and (purchases) sales of investments, net	4.9	18.5	(3.9)
Payments for investments in businesses and acquisitions, net of cash acquired	(6.5)	(3.8)	(319.3)
Net cash used in investing activities	$(251.0)	$(232.5)	$(543.3)

Purchases of Property, Plant and Equipment

In 2019, 2018 and 2017, we invested in equipment and expanded manufacturing facilities to support growth and improve manufacturing productivity in Asia, North America and Europe.

Purchases of Software and Other Deferred Charges

In 2019, we invested in enterprise resource planning system implementations in North America and enterprise resource planning system upgrades worldwide. In 2018, we invested in enterprise resource planning system implementations in North America and Asia. In 2017, we invested in enterprise resource planning system implementations in North America, Asia, and Europe.

Proceeds from Sales of Property, Plant and Equipment

In 2019, the majority of the proceeds from sales of property, plant and equipment was related to the sale of one property in each of North America, Asia and Europe. In 2018, the majority of the proceeds from sales of property, plant and equipment was related to the sale of two properties in Europe.

Proceeds from Insurance and (Purchases) Sales of Investments, Net

In 2019, we had lower proceeds from insurance associated with our corporate-owned life insurance policies, partially offset by lower net (purchases) sales of investments compared to 2018.  In 2018, we had higher proceeds from insurance associated with our corporate-owned life insurance policies and lower net (purchases) sales of investments compared to 2017.

Payments for Investments in Businesses and Acquisitions, Net of Cash Acquired

In 2019 and 2018, we paid $6.5 million and $3.8 million for investments in unconsolidated businesses, respectively. In 2017, the aggregate payments for acquisitions, net of cash acquired, and investments in businesses were approximately $319 million, which we funded through cash and commercial paper borrowings. The 2017 Acquisitions were also partially funded using proceeds from the €500 million senior notes we issued in 2017.

Refer to Note 2, “Acquisitions,” to the Consolidated Financial Statements for more information.

10     Avery Dennison Corporation | 2019 Annual Report

Financing Activities

(In millions)	2019	2018	2017
Net change in borrowings and repayments of debt and finance leases	$(23.9)	$(84.0)	$(343.0)
Additional long-term borrowings	—	493.3	542.9
Dividends paid	(189.7)	(175.0)	(155.5)
Share repurchases	(237.7)	(392.9)	(129.7)
Net (tax withholding) proceeds related to stock-based compensation	(17.4)	(32.2)	1.4
Payments of contingent consideration	(1.6)	(17.3)	—
Net cash used in financing activities	$(470.3)	$(208.1)	$(83.9)

Borrowings and Repayment of Debt

During 2019, 2018, and 2017, our commercial paper borrowings were used to fund share repurchase activity, dividend payments, capital expenditures and acquisitions, and for other general corporate purposes.

In December 2018, we issued $500 million of senior notes, due December 2028. These senior notes bear an interest rate of 4.875% per year, payable semi-annually in arrears. The net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, were $493.3 million, which we used to repay commercial paper borrowings. Prior to the issuance of these senior notes, we used commercial paper borrowings in the third quarter to fund our $200 million contribution to the ADPP in connection with its termination.

In March 2017, we issued €500 million of senior notes, due March 2025. These senior notes bear an interest rate of 1.25% per year, payable annually in arrears. The net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, were $526.6 million (€495.5 million), a portion of which we used to repay commercial paper borrowed to finance a portion of the purchase price for our acquisition of the European business of Mactac and the remainder of which we used for general corporate purposes, including other acquisitions.

Refer to Note 2, “Acquisitions,” and Note 4, “Debt,” to the Consolidated Financial Statements for more information.

Dividends Paid

We paid dividends of $2.26 per share in 2019 compared to $2.01 per share in 2018. In April 2019, we increased our quarterly dividend to $.58 per share, representing an increase of approximately 12% from our previous dividend rate of $.52 per share.

Share Repurchases

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2019, we repurchased approximately 2 million shares of our common stock at an aggregate cost of $237.7 million. In 2018, we repurchased approximately 4 million shares of our common stock at an aggregate cost of $392.9 million.

In April 2019, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization.  Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. As of December 28, 2019, shares of our common stock in the aggregate amount of $644.7 million remained authorized for repurchase under this Board authorization.

Net (Tax Withholding) Proceeds Related to Stock-Based Compensation

In 2019, tax withholding for stock-based compensation decreased compared to 2018 as a result of equity awards vesting at lower share prices. In 2018, tax withholding for stock-based compensation increased compared to 2017 as a result of higher share prices for equity awards vesting during the year.

Approximately .3 million, .03 million, and .6 million stock options were exercised in 2019, 2018, and 2017, respectively. Refer to Note 12, “Long-Term Incentive Compensation,” to the Consolidated Financial Statements for more information.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

Property, plant and equipment, net, increased by approximately $73 million to $1.2 billion at year-end 2019, which primarily reflected purchases of property, plant and equipment, partially offset by depreciation expense and the impact of foreign currency translation.

Goodwill decreased by approximately $11 million to $930.8 million at year-end 2019 due to the impact of foreign currency translation.

Other intangibles resulting from business acquisitions, net, decreased by approximately $18 million to $126.5 million at year-end 2019, which primarily reflected amortization expense.

Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for more information.

Other assets increased by approximately $204 million to $654.8 million and long-term retirement benefits and other liabilities increased by approximately $87 million to $421.4 million, primarily reflecting the recognition of operating lease assets and liabilities as the result of our adoption of the accounting guidance update described in Note 1, “Summary of Significant Accounting Policies,” of the Consolidated Financial Statements.

Avery Dennison Corporation | 2019 Annual Report     11

Shareholders’ Equity Accounts

The balance of our shareholders' equity increased by approximately $249 million to $1.2 billion at year-end 2019. Refer to Note 11, “Supplemental Equity and Comprehensive Income Information,” to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation

(In millions)	2019	2018
Change in net sales	$(230)	$86

In 2019, international operations generated approximately 77% of our net sales.  Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

The unfavorable impact of foreign currency translation on net sales in 2019 compared to 2018 was primarily related to euro-denominated sales and sales in China and Brazil.

On July 1, 2018, we began accounting for our operations in Argentina as highly inflationary, as the country’s three-year cumulative inflation rate exceeded 100%.  As a result, the functional currency of our Argentine subsidiary became the U.S. dollar.

Effect of Foreign Currency Transactions

The impact on net income from transactions denominated in foreign currencies is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold.  In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option and swap contracts where available and appropriate.  We also utilized certain foreign-currency-denominated debt to mitigate our foreign currency translation exposure from our net investment in foreign operations. Refer to Note 5, "Financial Instruments," to the Consolidated Financial Statements for more information.

Analysis of Selected Financial Ratios

We utilize the financial ratios discussed below to assess our financial condition and operating performance. We believe this information assists our investors in understanding drivers of our cash flow other than net income and capital expenditures.

Operational Working Capital Ratio

Operational working capital, as a percentage of annualized current-quarter net sales, is reconciled to working capital below.  Our objective is to minimize our investment in operational working capital, as a percentage of annualized current-quarter net sales, to maximize our cash flow and return on investment. Operational working capital, as a percentage of annualized current-quarter net sales in 2019 was modestly favorable compared to 2018.

(In millions, except percentages)	2019	2018
(A) Working capital	$86.8	$304.0
Reconciling items:
Cash and cash equivalents	(253.7)	(232.0)
Other current assets	(211.7)	(224.9)
Short-term borrowings and current portion of long-term debt and finance leases	440.2	194.6
Current income taxes payable and other current accrued liabilities	747.5	768.9
(B) Operational working capital	$809.1	$810.6
(C) Fourth-quarter net sales, annualized	$7,091.6	$7,074.8
Operational working capital, as a percentage of annualized current-quarter net sales (B) ÷ (C)	11.4%	11.5%

Accounts Receivable Ratio

The average number of days sales outstanding was 63 days in 2019 compared to 62 days in 2018, calculated using the four-quarter average accounts receivable balance divided by the average daily sales in 2019 and 2018, respectively. The increase in average number of days sales outstanding primarily reflected the timing of collections and the impact of foreign currency translation.

Inventory Ratio

Average inventory turnover was 7.7 in 2019 compared to 7.8 in 2018, calculated using the annual cost of sales in 2019 and 2018, respectively, and divided by the four-quarter average inventory balance.  The decrease in average inventory turnover primarily reflected the timing of inventory purchases.

Accounts Payable Ratio

The average number of days payable outstanding was 74 days in 2019 compared to 73 days in 2018, calculated using the four-quarter average accounts payable balance divided by the average daily cost of products sold in 2019 and 2018, respectively. The increase in average number of days payable outstanding primarily reflected longer payment terms with vendors and the impact of foreign currency translation.

12     Avery Dennison Corporation | 2019 Annual Report

Financial Covenants

Our revolving credit facility (the “Revolver”) contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income.  As of December 28, 2019 and December 29, 2018, we were in compliance with our financial covenants.

Fair Value of Debt

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings, and remaining maturities.  The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations.  The fair value of our total debt was $2.05 billion at December 28, 2019 and $2 billion at December 29, 2018.  Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable.  Refer to Note 1, “Summary of Significant Accounting Policies,” for more information.

Capital Resources

Capital resources include cash flows from operations, cash and cash equivalents and debt financing, including access to commercial paper. We use these resources to fund operational needs.

At year-end 2019, we had cash and cash equivalents of $253.7 million held in accounts at third-party financial institutions. Our cash balances are held in numerous locations throughout the world. At year-end 2019, the majority of our cash and cash equivalents was held by our foreign subsidiaries.

To meet U.S. cash requirements, we have several cost-effective liquidity options available.  These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries, and repatriating foreign earnings and profits. However, if we were to repatriate incremental foreign earnings and profits, we could be subject to cash payments of withholding taxes imposed by foreign tax authorities and additional U.S. taxes due to the impact of foreign currency movements related to such earnings and profits.

In November 2017, we amended and restated the Revolver, increasing the amount available from certain domestic and foreign banks from $700 million to $800 million. The amendment also extended the Revolver’s maturity date to November 8, 2022. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.

No balance was outstanding under the Revolver as of December 28, 2019 or December 29, 2018.  Commitment fees associated with the Revolver in 2019, 2018, and 2017 were $1.2 million, $1.2 million, and $1.1 million, respectively.

Subsequent to our fiscal year-end 2019, in February 2020, we again amended and restated the Revolver, extending the maturity date to February 13, 2025. The maturity date may be extended for an additional one-year period under certain circumstances. The commitments under the Revolver may be increased by up to $400 million, subject to lender approvals and customary requirements.

In addition to the Revolver, we have significant short-term lines of credit available in various countries of approximately $330 million in the aggregate at December 28, 2019.  These lines may be cancelled at any time by us or the issuing banks.  Short-term borrowings outstanding under our lines of credit were $37.4 million and $45.5 million at December 28, 2019 and December 29, 2018, respectively, with a weighted average interest rate of 6.4% and 7%, respectively.

Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.

We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

Our total debt decreased by approximately $27 million to $1.94 billion at year-end 2019 compared to $1.97 billion at year-end 2018, primarily reflecting a net decrease in commercial paper borrowings and the impact of foreign currency translation.

Credit ratings are a significant factor in our ability to raise short- and long-term financing.  The credit ratings assigned to us also impact the interest rates paid and our access to commercial paper, credit facilities, and other borrowings.  A downgrade of our short-term credit ratings could impact our ability to access the commercial paper markets.  If our access to commercial paper markets were to become limited, we expect that the Revolver and our other credit facilities would be available to meet our short-term funding requirements.  When determining a credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team.  We remain committed to maintaining an investment grade rating.

Avery Dennison Corporation | 2019 Annual Report     13

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Contractual Obligations at End of Year 2019

	Payments Due by Period
(In millions)	Total	2020	2021	2022	2023	2024	Thereafter
Short-term borrowings	$170.7	$170.7	$—	$—	$—	$—	$—
Long-term debt, including current portion	1,751.5	265.0	—	—	250.0	—	1,236.5
Interest on long-term debt	415.6	55.4	51.0	51.0	45.0	42.6	170.6
Finance leases	31.6	5.7	12.5	4.5	4.1	3.9	.9
Operating leases	159.7	46.0	35.2	22.4	15.2	11.1	29.8
Total contractual obligations	$2,529.1	$542.8	$98.7	$77.9	$314.3	$57.6	$1,437.8

The table above does not include:

●	Purchase obligations or open purchase orders at year-end – It is impracticable for us to obtain this information or provide a reasonable estimate thereof due to the decentralized nature of our purchasing systems. In addition, purchase orders are generally entered into at fair value and cancelable without penalty.
●	Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans – Benefits under our funded pension plans are paid through trusts or trust equivalents. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included as we are not able to estimate required contributions to the trusts or trust equivalents. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for information regarding expected contributions to these plans and plan terminations and settlements.
●	Pension and postretirement benefit payments – As of December 28, 2019, we had unfunded benefit obligations from certain defined benefit plans. Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for more information, including expected benefit payments over the next 10 years.
●	Deferred compensation plan benefit payments – It is impracticable for us to obtain a reasonable estimate for 2019 and beyond due to the volatility of the payment amounts and certain events that could trigger immediate payment of benefits to participants. In addition, participant account balances are marked-to-market monthly and benefit payments are adjusted annually. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.
●	Cash awards to employees under incentive compensation plans – The amounts to be paid to employees under these awards are based on our stock price and, if applicable, achievement of certain performance objectives as of the end of their respective performance periods, and, therefore, we cannot reasonably estimate the amounts to be paid on the vesting dates. Refer to Note 12, “Long-term Incentive Compensation,” to the Consolidated Financial Statements for more information.
●	Unfunded termination indemnity benefits to certain employees outside of the U.S. – These benefits are subject to applicable agreements, local laws and regulations. We have not incurred significant costs related to these arrangements.
●	Unrecognized tax benefits of $70 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.
●	Payments related to cost reduction actions – The payments for severance and other contract terminations are subject to applicable agreements, local laws and practices. Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.
●	Acquisition-related obligations - Obligations related to our agreement to acquire Smartrac's Transponder (RFID Inlay) division. Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information.

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

Goodwill

Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. We perform an annual impairment test of goodwill during the fourth quarter, unless certain factors indicate the need to perform an impairment assessment in addition to the annual test. In performing the required impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed.  A quantitative assessment primarily consists of a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill.

14     Avery Dennison Corporation | 2019 Annual Report

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

We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit’s fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill of that reporting unit.

In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis.  A discounted cash flow analysis requires us to make various assumptions about the reporting units, including their respective forecasted sales, operating margins and growth rates, and discount rates.  Assumptions about discount rates are based on a weighted average cost of capital for comparable companies.  Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data.  Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.  We base our fair value estimates on projected financial information and assumptions that we believe are reasonable.  However, actual future results may materially differ from these estimates and projections.  The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment.  The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

In our annual impairment analysis in the fourth quarter of 2019, the goodwill of all reporting units in our Label and Graphic Materials and Retail Branding and Information Solutions reportable segments, as well as the goodwill of one reporting unit in our Industrial and Healthcare Materials reportable segment, were tested utilizing a qualitative assessment. Based on this assessment, we determined that the fair values of these reporting units were more likely than not greater than their respective carrying values. Therefore, the goodwill in these reporting units was not impaired.

Additionally, in our annual 2019 impairment analysis, the goodwill of one reporting unit in our Industrial and Healthcare Materials reportable segment was tested utilizing a quantitative assessment. This assessment indicated that the fair value of this reporting unit exceeded its carrying amount, including goodwill, by more than 100% and the goodwill of this reporting unit was not impaired.

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

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates to be used in valuing our postretirement obligations.  The assumed discount rates for our international pension plans reflect market rates for high quality corporate bonds currently available.  Our discount rates are determined by evaluating yield curves consisting of large populations of high quality corporate bonds.  The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. As of December 28, 2019, a .25% increase in the discount rates associated with our international plans would have decreased our year-end projected benefit obligation by $42 million and increased expected periodic benefit cost for the coming year by approximately $1 million.  Conversely, a .25% decrease in the discount rates associated with our international plans would have increased our year-end projected benefit obligation by approximately $42 million and decreased expected periodic benefit cost for the coming year by approximately $2 million.

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans.  Under this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date.  We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of the plans’ liability cash flows to the corresponding rates on the yield curve.

Long-term Return on Plan Assets

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

Avery Dennison Corporation | 2019 Annual Report     15

Taxes Based on Income

We are subject to income tax in the U.S. and multiple foreign jurisdictions, whereby judgment is required in evaluating and estimating our worldwide provision, accruals for taxes, deferred taxes and for evaluating our tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP.  Deferred tax assets represent amounts available to reduce income taxes payable in future years.  These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse.  We evaluate the realizability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies.  Our assessment of these sources of income relies heavily on estimates. Our forecasted earnings by jurisdiction are determined by how we operate our business and any changes to our operations may affect our effective tax rate.  For example, our future income tax rate could be adversely affected by earnings being lower than anticipated in jurisdictions in which we have significant deferred tax assets that are dependent on such earnings to be realized. We use historical experience along with operating forecasts to evaluate expected future taxable income. To the extent we do not consider it more- likely-than-not that a deferred tax asset will be recovered, a valuation allowance is established in the period we make that determination.  A tax planning strategy is defined as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.”

Our income tax rate is significantly affected by the different tax rates applicable in the jurisdictions in which we do business.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years.  Adjustments based on filed returns are recorded when identified.

Tax laws are complex and subject to different interpretations by taxpayers and governmental taxing authorities.  We review our tax positions quarterly and adjust the balances as new information becomes available.  Significant judgment is required in determining our tax expense and evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of any governmental authorities exercising jurisdiction over our operations.  For example, the European Commission has conducted investigations in multiple countries focusing on whether local country tax rulings or tax legislation provides preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including the Netherlands, Luxembourg, Belgium, Ireland, and the United Kingdom, have provided illegal state aid in certain cases. We continue to monitor state aid developments since they involve jurisdictions in which we have significant operations, and consider these matters in determining our uncertain tax positions.

Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.

Long-Term Incentive Compensation

Valuation of Stock-Based Awards

Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis over the requisite service period for stock options, restricted stock units (“RSUs”), and performance units (“PUs”).  The compensation expense related to market-leveraged stock units (“MSUs”) is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

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

Expected option term is determined based on historical experience under our long-term incentive plans.

The fair value of RSUs and the component of PUs that is subject to achievement of performance objectives based on a financial performance condition is determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends.

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

Forfeiture Rate

Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.

Certain of these assumptions are based on management’s estimates, in consultation with outside specialists.  Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

16     Avery Dennison Corporation | 2019 Annual Report

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units (“LTI Units”) granted to eligible employees. LTI Units are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period.  In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

RECENT ACCOUNTING REQUIREMENTS

Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for this information.

MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management

We are exposed to the impact of changes in foreign currency exchange rates and interest rates.

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

In the normal course of operations, we also face other risks that are either non-financial or non-quantifiable.  These risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk and litigation and compliance risk, which are not reflected in the analyses described below.

Foreign Exchange Value-At-Risk

We use a Value-At-Risk (“VAR”) model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts.  This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed.  VAR model estimates are made assuming normal market conditions.  The model includes foreign exchange derivative contracts.  Forecasted transactions, firm commitments, and accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, are excluded from the model.

The VAR model is a risk analysis tool and does not represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

In both 2019 and 2018, the VAR was estimated using a variance-covariance methodology.  The currency correlation was based on one-year historical data obtained from one of our domestic banks.  A 95% confidence level was used for a one-day time horizon.

The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was not significant at year-end 2019 or 2018.

Interest Rate Sensitivity

In 2019 and 2018, an assumed 30 basis point increase in interest rates affecting our variable-rate borrowings (10% of our weighted average interest rate on floating rate debt) would not have had a significant impact on interest expense.

Avery Dennison Corporation | 2019 Annual Report     17

Consolidated Balance Sheets

	December 28,	December 29,
(Dollars in millions, except per share amount)	2019	2018
Assets
Current assets:
Cash and cash equivalents	$253.7	$232.0
Trade accounts receivable, less allowances of $27.1 and $21.1 at year-end 2019 and 2018, respectively	1,212.2	1,189.7
Inventories, net	663.0	651.4
Other current assets	211.7	224.9
Total current assets	2,340.6	2,298.0
Property, plant and equipment, net	1,210.7	1,137.4
Goodwill	930.8	941.8
Other intangibles resulting from business acquisitions, net	126.5	144.0
Deferred tax assets	225.4	205.3
Other assets	654.8	451.0
	$5,488.8	$5,177.5

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and finance leases	$440.2	$194.6
Accounts payable	1,066.1	1,030.5
Accrued payroll and employee benefits	220.4	217.9
Accrued trade rebates	132.4	129.8
Income taxes payable	71.4	58.1
Other current liabilities	323.3	363.1
Total current liabilities	2,253.8	1,994.0
Long-term debt and finance leases	1,499.3	1,771.6
Long-term retirement benefits and other liabilities	421.4	334.7
Deferred tax liabilities and income taxes payable	110.3	122.1
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2019 and 2018; issued – 124,126,624 shares at year-end 2019 and 2018; outstanding – 83,366,840 and 84,723,655 shares at year-end 2019 and 2018, respectively	124.1	124.1
Capital in excess of par value	874.0	872.0
Retained earnings	2,979.1	2,864.9
Treasury stock at cost, 40,759,784 and 39,402,969 shares at year-end 2019 and 2018, respectively	(2,425.1)	(2,223.9)
Accumulated other comprehensive loss	(348.1)	(682.0)
Total shareholders’ equity	1,204.0	955.1
	$5,488.8	$5,177.5

See Notes to Consolidated Financial Statements

18     Avery Dennison Corporation | 2019 Annual Report

Consolidated Statements of Income

(In millions, except per share amounts)	2019	2018	2017
Net sales	$7,070.1	$7,159.0	$6,613.8
Cost of products sold	5,166.0	5,243.5	4,801.6
Gross profit	1,904.1	1,915.5	1,812.2
Marketing, general and administrative expense	1,080.4	1,127.5	1,105.2
Other expense, net	53.2	69.9	36.5
Interest expense	75.8	58.5	63.0
Other non-operating expense, net	445.2	104.8	18.0
Income before taxes	249.5	554.8	589.5
(Benefit from) provision for income taxes	(56.7)	85.4	307.7
Equity method investment losses	(2.6)	(2.0)	—
Net income	$303.6	$467.4	$281.8

Per share amounts:
Net income per common share	$3.61	$5.35	$3.19
Net income per common share, assuming dilution	$3.57	$5.28	$3.13

Weighted average number of shares outstanding:
Common shares	84.0	87.3	88.3
Common shares, assuming dilution	85.0	88.6	90.1

See Notes to Consolidated Financial Statements

Avery Dennison Corporation | 2019 Annual Report     19

Consolidated Statements of Comprehensive Income

(In millions)	2019	2018	2017
Net income	$303.6	$467.4	$281.8
Other comprehensive income (loss), net of tax:
Foreign currency translation:
Translation gain (loss)	2.3	(91.2)	56.4
Pension and other postretirement benefits:
Net gain (loss) recognized from actuarial gain/loss and prior service cost/credit	66.4	(4.1)	(3.0)
Reclassifications to net income	266.1	93.8	19.3
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	.5	1.1	(2.2)
Reclassifications to net income	(1.4)	(1.1)	.9
Other comprehensive income (loss), net of tax	333.9	(1.5)	71.4
Total comprehensive income, net of tax	$637.5	$465.9	$353.2

See Notes to Consolidated Financial Statements

20     Avery Dennison Corporation | 2019 Annual Report

Consolidated Statements of Shareholders’ Equity

					Accumulated
	Common	Capital in			other
	stock, $1	excess of	Retained	Treasury	comprehensive
(Dollars in millions, except per share amounts)	par value	par value	earnings	stock	loss	Total
Balance as of December 31, 2016	$124.1	$852.0	$2,473.3	$(1,772.0)	$(751.9)	$925.5
Net income	—	—	281.8	—	—	281.8
Other comprehensive income, net of tax	—	—	—	—	71.4	71.4
Repurchase of 1,488,890 shares for treasury	—	—	—	(129.7)	—	(129.7)
Issuance of 960,656 shares under stock-based compensation plans	—	10.6	(14.4)	36.2	—	32.4
Contribution of 230,915 shares to 401(k) Plan	—	—	11.5	8.8	—	20.3
Dividends of $1.76 per share	—	—	(155.5)	—	—	(155.5)
Balance as of December 30, 2017	$124.1	$862.6	$2,596.7	$(1,856.7)	$(680.5)	$1,046.2
Tax accounting for intra-entity asset transfers(1)	—	—	(13.8)	—	—	(13.8)
Balance as of December 31, 2017	$124.1	$862.6	$2,582.9	$(1,856.7)	$(680.5)	$1,032.4
Net income	—	—	467.4	—	—	467.4
Other comprehensive loss, net of tax	—	—	—	—	(1.5)	(1.5)
Repurchase of 3,951,215 shares for treasury	—	—	—	(392.9)	—	(392.9)
Issuance of 458,506 shares under stock-based compensation plans	—	9.4	(24.1)	17.6	—	2.9
Contribution of 204,823 shares to 401(k) Plan	—	—	13.7	8.1	—	21.8
Dividends of $2.01 per share	—	—	(175.0)	—	—	(175.0)
Balance as of December 29, 2018	$124.1	$872.0	$2,864.9	$(2,223.9)	$(682.0)	$955.1
Net income	—	—	303.6	—	—	303.6
Other comprehensive income, net of tax	—	—	—	—	333.9	333.9
Repurchase of 2,222,937 shares for treasury	—	—	—	(237.7)	—	(237.7)
Issuance of 665,380 shares under stock-based compensation plans	—	2.0	(13.6)	28.0	—	16.4
Contribution of 200,742 shares to 401(k) Plan	—	—	13.9	8.5	—	22.4
Dividends of $2.26 per share	—	—	(189.7)	—	—	(189.7)
Balance as of December 28, 2019	$124.1	$874.0	$2,979.1	$(2,425.1)	$(348.1)	$1,204.0
(1)	In the first quarter of 2018, we adopted an accounting guidance update that requires recognition of the income tax effects of intra-entity sales and transfers of assets other than inventory in the period in which they occur.

See Notes to Consolidated Financial Statements

Avery Dennison Corporation | 2019 Annual Report     21

Consolidated Statements of Cash Flows

(In millions)	2019	2018	2017
Operating Activities
Net income	$303.6	$467.4	$281.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	140.3	141.5	126.6
Amortization	38.7	39.5	52.1
Provision for doubtful accounts and sales returns	58.7	45.6	37.6
Stock-based compensation	34.5	34.3	30.2
Pension plan settlements and related charges	444.1	93.7	—
Deferred taxes and other non-cash taxes	(216.9)	(32.7)	151.6
Other non-cash expense and loss (income and gain), net	28.3	60.4	53.5
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(42.2)	(62.5)	(141.2)
Inventories	(18.1)	(70.5)	(14.9)
Accounts payable	46.4	43.6	83.4
Taxes on income	5.4	(35.5)	29.6
Other assets	38.4	(11.6)	(20.9)
Other liabilities	(114.7)	(255.3)	(23.7)
Net cash provided by operating activities	746.5	457.9	645.7

Investing Activities
Purchases of property, plant and equipment	(219.4)	(226.7)	(190.5)
Purchases of software and other deferred charges	(37.8)	(29.9)	(35.6)
Proceeds from sales of property, plant and equipment	7.8	9.4	6.0
Proceeds from insurance and (purchases) sales of investments, net	4.9	18.5	(3.9)
Payments for investments in businesses and acquisitions, net of cash acquired	(6.5)	(3.8)	(319.3)
Net cash used in investing activities	(251.0)	(232.5)	(543.3)

Financing Activities
Net decrease in borrowings (maturities of three months or less)	(5.3)	(77.6)	(89.2)
Additional long-term borrowings	—	493.3	542.9
Repayments of long-term debt and finance leases	(18.6)	(6.4)	(253.8)
Dividends paid	(189.7)	(175.0)	(155.5)
Share repurchases	(237.7)	(392.9)	(129.7)
Net (tax withholding) proceeds related to stock-based compensation	(17.4)	(32.2)	1.4
Payments of contingent consideration	(1.6)	(17.3)	—
Net cash used in financing activities	(470.3)	(208.1)	(83.9)
Effect of foreign currency translation on cash balances	(3.5)	(9.7)	10.8
Increase in cash and cash equivalents	21.7	7.6	29.3
Cash and cash equivalents, beginning of year	232.0	224.4	195.1
Cash and cash equivalents, end of year	$253.7	$232.0	$224.4

See Notes to Consolidated Financial Statements

22     Avery Dennison Corporation | 2019 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Our businesses include the production of pressure-sensitive materials and a variety of tickets, tags, labels and other converted products.  We sell most of our pressure-sensitive materials to label printers and converters that convert the materials into labels and other products through embossing, printing, stamping and die-cutting.  We sell other pressure-sensitive materials in converted form as tapes and reflective sheeting.  We also manufacture and sell a variety of other converted products and items not involving pressure-sensitive components, such as fasteners, tickets, tags, radio-frequency identification (“RFID”) inlays and tags, and imprinting equipment and related solutions, which serve the apparel and other end markets.

Principles of Consolidation

Our Consolidated Financial Statements include the accounts of majority-owned and controlled subsidiaries.  Intercompany accounts, transactions, and profits are eliminated in consolidation.  We apply the equity method of accounting for investments in which we have significant influence but not a controlling interest.

Reclassifications

Certain amounts in the prior year’s Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Fiscal Year

Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks.  Our 2019, 2018, and 2017 fiscal years consisted of 52-week periods ending December 28, 2019, December 29, 2018, and December 30, 2017, respectively.

Accounting Guidance Updates

Leases

In the first quarter of 2019, we adopted accounting guidance that requires lessees to recognize on their balance sheets the rights and obligations created by leases. This guidance also requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows from leases. As allowed by this guidance, we elected to apply it using a modified retrospective approach. This approach applies to all leases that existed at or commenced after the date of our initial adoption. As such, prior year comparative amounts have not been adjusted.  We elected the transition practical expedients allowed under this guidance.  See Note 7, “Commitments and Leases,” for more information.

Hedge accounting

In the first quarter of 2019, we prospectively adopted amended accounting guidance issued to improve the financial reporting of hedging relationships by better reflecting the economic results of an entity’s risk management activities in its financial statements and simplifying the application of hedge accounting.  As a result of adopting this guidance, our reclassification of gains and losses from cash flow hedges to earnings is included in the same financial statement line item as the hedged item.  Our adoption of this guidance did not have a material impact on our financial position, results of operations, cash flows, or disclosures.

Reclassification of certain tax effects from accumulated other comprehensive income

In the first quarter of 2019, we adopted accounting guidance that provides entities with the option to reclassify certain tax effects of the U.S. Tax Cuts and Jobs Act (“TCJA”) in accumulated other comprehensive income (“AOCI”) to retained earnings.  We elected not to reclassify the income tax effects stranded in AOCI to retained earnings. Our accounting policy is to release the income tax effects from AOCI to the income statement at the current statutory rate when the related pretax change is recognized.  We also release the disproportionate tax effects in AOCI through the income statement as a discrete tax adjustment in the period when the circumstances upon which they are premised cease to exist.

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

Avery Dennison Corporation | 2019 Annual Report     23

Notes to Consolidated Financial Statements

Trade Accounts Receivable

We record trade accounts receivable at the invoiced amount.  The allowance for doubtful accounts reserve represents allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable values.  We record these allowances based on estimates related to the following:

●	Customer-specific allowances;
●	Amounts based on an aging schedule; and
●	An amount based on our historical experience.

No single customer represented 10% or more of our net sales in, or trade accounts receivable at, year-end 2019 or 2018.  However, during 2019, 2018, and 2017, our ten largest customers by net sales in the aggregate represented approximately 16%, 15%, and 15% of our net sales, respectively. As of December 28, 2019 and December 29, 2018, our ten largest customers by trade accounts receivable in the aggregate represented approximately 12% and 14% of our trade accounts receivable, respectively.  These customers were concentrated primarily in our Label and Graphic Materials reportable segment.  We generally do not require our customers to provide collateral.

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

Property, Plant and Equipment

Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets, ranging from ten to forty-five years for buildings and improvements and three to fifteen years for machinery and equipment.  Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases.  Maintenance and repair costs are expensed as incurred; renewals and improvements are capitalized.  Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.

Leases

Our leases primarily relate to office and warehouse space, machinery, transportation, and equipment for information technology. For lease accounting purposes, we do not separate lease and nonlease components, nor do we record operating or finance lease assets and liabilities for short-term leases. We determine if an arrangement is a lease or contains a lease at inception. We have options to renew or terminate some of our leases. We evaluate renewal and termination options based on considerations available at the lease commencement date and over the lease term to determine if we are reasonably certain to exercise these options. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. We recognize expense for operating leases on a straight-line basis over the lease term, with variable lease payments recognized in the periods in which they are incurred.

Software

We capitalize software costs incurred during the application development stage of software development, including costs incurred for design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities.  Software costs, including internal and external training costs and maintenance costs, incurred during the preliminary project stage and the post-implementation and/or operation stage are expensed. In addition, we capitalize implementation costs incurred under a hosting arrangement that is a service contract. Capitalized software, which is included in “Other assets” in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.

Impairment of Long-lived Assets

Impairment charges are recorded when the carrying amounts of long-lived assets are determined not to be recoverable.  Recoverability is measured by comparing the undiscounted cash flows expected from the applicable asset or asset group’s use and eventual disposition to its carrying value.  The amount of impairment loss is calculated as the excess of the carrying value over the fair value.  Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

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

24     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

We perform an annual impairment test of goodwill during the fourth quarter, unless certain factors indicate the need to perform an impairment assessment in addition to the annual test. In performing the required impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. A quantitative assessment primarily consists of a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill.

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

We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit’s fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill of that reporting unit.

In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis.  A discounted cash flow analysis requires us to make various assumptions about the reporting units, including their respective forecasted sales, operating margins and growth rates, and discount rates.  Assumptions about discount rates are based on a weighted average cost of capital for comparable companies.  Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data.  Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.  We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology used to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment.  The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

We test indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values.  Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset.  Variation in the royalty rates could impact the estimate of fair value.  If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We amortize finite-lived intangible assets, consisting of customer relationships, patents and other acquired technology, trade names and trademarks, and other intangibles, on a straight-line basis over the estimated useful life of the assets.

See Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for more information.

Foreign Currency

Asset and liability accounts of international operations are translated into U.S. dollars at current rates.  Revenues and expenses are translated at the weighted average currency rate for the fiscal year.  Gains and losses resulting from hedging the value of investments in certain international operations and from the translation of balance sheet accounts are recorded directly as a component of other comprehensive income.

On July 1, 2018, we began accounting for our operations in Argentina as highly inflationary, as the country’s three-year cumulative inflation rate exceeded 100%.  As a result, the functional currency of our Argentine subsidiary became the U.S. dollar.

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

On the date we enter into a derivative contract, we determine whether the derivative will be designated as a hedge. Derivatives designated as hedges are classified as either (1) hedges of the fair value of a recognized asset or liability or an unrecognized firm commitment (“fair value” hedges) or (2) hedges of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (“cash flow” hedges). Other derivatives not designated as hedges are recorded on the balance sheets at fair value, with changes in fair value recognized in earnings. Our policy is not to purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

We assess, both at the inception of any hedge and on an ongoing basis, whether our hedges are highly effective.  If it is determined that a hedge is not highly effective, we prospectively discontinue hedge accounting.  For cash flow hedges, gains and losses are recorded as components of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings.  In the event that the anticipated transaction is no longer likely to occur, we recognize the change in fair value of the instrument in current period earnings.  Changes in fair value hedges are recognized in current period earnings.  Changes in the fair value of underlying hedged items (such as recognized assets or liabilities) are also recognized in current period earnings and offset the changes in the fair value of the derivative.

In the Consolidated Statements of Cash Flows, hedges are classified in the same category as the item hedged, primarily in operating activities.

We also utilized certain foreign-currency-denominated debt to mitigate our foreign currency translation exposure from our net investment in foreign operations.

See Note 5, “Financial Instruments,” for more information.

Avery Dennison Corporation | 2019 Annual Report     25

Notes to Consolidated Financial Statements

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

We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers consist of Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, which require us to develop our own assumptions to determine the best estimate of fair value.

Revenue Recognition

Sales are recognized when or as we satisfy a performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration to which we expect to be entitled for the product or service. We consider a number of factors in determining when we have transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer’s legal title to the asset; (iii) physical possession of the asset; (iv) the customer’s significant risks and rewards of ownership of the asset; and (v) the customer’s acceptance of the asset.

Generally, payment terms with our customers are consistent with those used in our industries and the regions in which we operate.

Sales returns are accepted in certain limited circumstances. We record an estimate for return liabilities and a corresponding reduction to sales, in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. Changes in estimates are updated each reporting period.

Sales rebates, discounts, and other customer concessions represent variable consideration and are common in the industries and regions in which we operate and are accounted for as a reduction to sales based on estimates at the time at which products are sold.  These estimates are based on our historical experience, as well as current information such as sales forecasts.  We review our estimates regularly and, as additional information becomes available, we adjust our sales and the respective accruals,  as necessary.

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

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded in “Marketing, general and administrative expense” in the Consolidated Statements of Income.

Research and Development

Research and development costs are related to research, design, and testing of new products and applications and are expensed as incurred.

Long-Term Incentive Compensation

No long-term incentive compensation expense was capitalized in 2019, 2018, or 2017.

Valuation of Stock-Based Awards

Our stock-based compensation expense is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis over the requisite service period for stock options and restricted stock units (“RSUs”). Compensation expense for performance units (“PUs”) is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. Compensation expense related to market-leveraged stock units (“MSUs”) is based on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

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

The fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, is determined using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

Certain of these assumptions are based on management’s estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

26     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units (“LTI Units”) granted to eligible employees.  LTI Units are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period.  In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

Forfeitures

We estimate expected forfeitures in determining the compensation cost to be recognized each period, rather than accounting for forfeitures as they occur.  Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.

See Note 12, “Long-term Incentive Compensation,” for more information.

Taxes Based on Income

We are subject to income tax in the U.S. and multiple foreign jurisdictions, whereby judgment is required in evaluating and estimating our worldwide provision, accruals for taxes, deferred taxes and for evaluating our tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Under this approach, deferred taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for recognition and measurement for tax positions we take or expect to take on a tax return.

See Note 14, “Taxes Based on Income,” for more information.

Recent Accounting Requirements

In November 2018, the Financial Accounting Standards Board ("FASB”) issued guidance that clarifies the interaction between guidance regarding collaborative arrangements and revenue from contracts with customers. This guidance is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. We do not anticipate that the adoption of this guidance will have a significant impact on our financial position, results of operations, cash flows, and disclosures.

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

NOTE 2.  ACQUISITIONS

In November 2019, we announced our agreement to acquire Smartrac's Transponder (RFID Inlay) division, a manufacturer of RFID products, for a purchase price of approximately $250 million (€225 million), subject to customary adjustments. We expect to complete this acquisition in the first quarter of 2020.

On June 23, 2017, we completed the stock acquisition of Yongle Tape Ltd. ("Yongle Tape"), a China-based manufacturer of specialty tapes and related products used in a variety of industrial markets, from Yongle Tape's management and Shaw Kwei & Partners.

On May 19, 2017, we completed the stock acquisition of Finesse Medical Limited ("Finesse Medical"), an Ireland-based manufacturer of healthcare products used in the management of wound care and skin conditions, from Finesse Medical’s management.

On March 1, 2017, we completed the net asset acquisition of Hanita Coatings Rural Cooperative Association Limited and stock acquisition of certain of its subsidiaries (“Hanita”), an Israel-based pressure-sensitive manufacturer of specialty films and laminates, from Kibbutz Hanita Coatings and Tene Investment Funds.

The aggregate purchase consideration for the acquisitions we made in 2017 (the “2017 Acquisitions”) was approximately $340 million. The 2017 Acquisitions were funded through cash and existing credit facilities.

The 2017 Acquisitions were not material, individually or in the aggregate, to our Consolidated Financial Statements.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

Results from our annual goodwill impairment test in the fourth quarter of 2019 indicated that no impairment occurred during 2019. The assumptions used in our assessment of these assets were primarily based on Level 3 inputs.

Avery Dennison Corporation | 2019 Annual Report     27

Notes to Consolidated Financial Statements

Changes in the net carrying amount of goodwill for 2019 and 2018 by reportable segment were as follows:

	Label and	Retail Branding	Industrial and
	Graphic	and Information	Healthcare
(In millions)	Materials	Solutions	Materials	Total
Goodwill as of December 30, 2017	$429.5	$355.4	$200.2	$985.1
Acquisition adjustments(1)	—	—	(17.7)	(17.7)
Translation adjustments	(14.0)	(5.7)	(5.9)	(25.6)
Goodwill as of December 29, 2018	415.5	349.7	176.6	941.8
Translation adjustments	(7.7)	(.4)	(2.9)	(11.0)
Goodwill as of December 28, 2019	$407.8	$349.3	$173.7	$930.8
(1)	Goodwill purchase price allocation adjustments and measurement period adjustments for contingent consideration liabilities related to the acquisition of Yongle Tape.

The carrying amounts of goodwill at December 28, 2019 and December 29, 2018 were net of accumulated impairment losses of $820 million recognized in fiscal year 2009 by our Retail Branding and Information Solutions ("RBIS") reportable segment.

Indefinite-Lived Intangible Assets

Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred in 2019.

The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $20.8 million and $21.1 million at December 28, 2019 and December 29, 2018, respectively.

Finite-Lived Intangible Assets

In connection with the 2017 Acquisitions, we acquired approximately $107 million of identifiable intangible assets, which consisted of customer relationships, trade names and trademarks, and patents and other acquired technology.  We utilized the income approach to estimate the fair values of the identifiable intangible assets associated with the 2017 Acquisitions, using primarily Level 3 inputs.  The discount rates we used to value these assets were between 11% and 16.5%.

The table below summarizes the amounts and weighted useful lives of these intangible assets at acquisition.

		Weighted average
		amortization
	Amount	period
	(in millions)	(in years)
Customer relationships	$70.9	16
Patents and other acquired technology	31.9	9
Trade names and trademarks	4.2	6

Refer to Note 2, “Acquisitions,” for more information.

The following table sets forth our finite-lived intangible assets resulting from business acquisitions at December 28, 2019 and December 29, 2018, which continue to be amortized:

	2019			2018
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In millions)	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	$319.5	$238.7	$80.8	$322.2	$231.8	$90.4
Patents and other acquired technology	81.7	61.3	20.4	84.0	56.8	27.2
Trade names and trademarks	24.3	19.8	4.5	27.0	21.7	5.3
Other intangibles	.2	.2	—	11.9	11.9	—
Total	$425.7	$320.0	$105.7	$445.1	$322.2	$122.9

Amortization expense for finite-lived intangible assets resulting from business acquisitions was $13.5 million for 2019, $15.2 million for 2018, and $18.6 million for 2017.

The estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years is expected to be as follows:

Estimated
Amortization
(In millions)	Expense
2020	$12.2
2021	11.6
2022	10.6
2023	9.6
2024	8.0

28     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

NOTE 4. DEBT

Short-Term Borrowings

We had $83.2 million and $131 million of borrowings from U.S. commercial paper issuances outstanding at December 28, 2019 and December 29, 2018, respectively, with a weighted average interest rate of 1.98% and 2.75%, respectively.

We have a Euro-Commercial Paper Program under which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our revolving credit facility (the “Revolver”). There are no financial covenants under this program. We had a balance of $50.1 million outstanding under this program as of December 28, 2019. There was no balance outstanding as of December 29, 2018.

Short-Term Credit Facilities

In November 2017, we amended and restated the Revolver, increasing the amount available  from certain domestic and foreign banks from $700 million to $800 million. The amendment also extended the Revolver’s maturity date to November 8, 2022. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.

No balance was outstanding under the Revolver as of December 28, 2019 or December 29, 2018. Commitment fees associated with the Revolver in 2019, 2018, and 2017 were $1.2 million, $1.2 million, and $1.1 million, respectively.

Subsequent to our fiscal year-end 2019, in February 2020, we again amended and restated the Revolver, extending the maturity date to February 13, 2025. The maturity date may be extended for an additional one-year period under certain circumstances. The commitments under the Revolver may be increased by up to $400 million, subject to lender approvals and customary requirements.

In addition to the Revolver, we have significant short-term lines of credit available in various countries of approximately $330 million in the aggregate at December 28, 2019.  These lines may be cancelled at any time by us or the issuing banks.  Short-term borrowings outstanding under our lines of credit were $37.4 million and $45.5 million at December 28, 2019 and December 29, 2018, respectively, with a weighted average interest rate of 6.4% and 7%, respectively.

From time to time, certain of our subsidiaries provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.

Long-Term Borrowings

In December 2018, we issued $500 million of senior notes, due December 2028. These senior notes bear an interest rate of 4.875% per year, payable semiannually in arrears. The net proceeds from this offering, after deducting underwriting discounts and offering expenses, were $493.3 million, which we used to repay commercial paper borrowings. Prior to the issuance of these senior notes, we used commercial paper borrowings in August 2018 to fund our $200 million contribution to the Avery Dennison Pension Plan in connection with its termination.  Refer to Note 6, “Pension and Other Postretirement Benefits.”

In March 2017, we issued €500 million of senior notes, due March 2025. These senior notes bear an interest rate of 1.25% per year, payable annually in arrears. The net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, were $526.6 million (€495.5 million), a portion of which we used to repay commercial paper borrowings used to finance a portion of our purchase price for the acquisition of Mactac, and the remainder of which we used for general corporate purposes and the 2017 Acquisitions. Refer to Note 5, "Financial Instruments," for more information.

Long-term debt, including its respective interest rates, at year-end are shown below.

(In millions)	2019	2018
Long-term debt
Medium-term notes:
Series 1995 due 2020 through 2025	$45.0	$45.0
Long-term notes:
Senior notes due 2020 at 5.4%	250.0	249.7
Senior notes due 2023 at 3.4%	249.1	248.9
Senior notes due 2025 at 1.25%(1)	553.4	569.0
Senior notes due 2028 at 4.875%	493.9	493.3
Senior notes due 2033 at 6.0%	148.9	148.8
Other borrowings(2)	—	14.4
Less amount classified as current	(265.0)	(18.2)
Total long-term debt(3)	$1,475.3	$1,750.9
(1)	These senior notes are euro-denominated.
(2)	Other borrowings consisted of long-term bank borrowings by foreign subsidiaries.
(3)	Includes unamortized debt issuance cost and debt discount of $5.6 million and $5.7 million, respectively, as of year-end 2019 and $6.8 million and $6.3 million, respectively, as of year-end 2018.

At year-end 2019 and 2018, our medium-term notes had maturities from 2020 through 2025 and accrued interest at a weighted average fixed rate of 7.5%.

Avery Dennison Corporation | 2019 Annual Report     29

Notes to Consolidated Financial Statements

We expect maturities of our long-term debt for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)
2020 (classified as current)	$265.0
2021	—
2022	—
2023	250.0
2024	—
2025 and thereafter	1,236.5

Refer to Note 7, “Commitments and Leases,” for information related to finance leases.

Other

The Revolver contains financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income.  As of December 28, 2019 and December 29, 2018, we were in compliance with our financial covenants.

Our total interest costs in 2019, 2018, and 2017 were $81.1 million, $63.8 million, and $67.9 million, respectively, of which $5.3 million, $5.3 million, and $4.9 million, respectively, was capitalized as part of the cost of assets.

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $2.05 billion at December 28, 2019 and $2 billion at December 29, 2018. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable.  Refer to Note 1, “Summary of Significant Accounting Policies,” for more information.

NOTE 5. FINANCIAL INSTRUMENTS

As of December 28, 2019, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $3.2 million and $1.19 billion, respectively.

We recognize derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets.  We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges. We also enter into foreign exchange contracts to offset certain of our economic exposures arising from foreign exchange rate fluctuations.

The following table shows the fair value and balance sheet locations of cash flow hedges as of December 28, 2019 and December 29, 2018:

	Asset			Liability
(In millions)	Balance Sheet Location	2019	2018	Balance Sheet Location	2019	2018
Foreign exchange contracts	Other current assets	$.4	$.5	Other current liabilities	$.9	$.8
Commodity contracts	Other current assets	—	.1	Other current liabilities	.4	—
		$.4	$.6		$1.3	$.8

The following table shows the fair value and balance sheet locations of other derivatives as of December 28, 2019 and December 29, 2018:

	Asset			Liability
(In millions)	Balance Sheet Location	2019	2018	Balance Sheet Location	2019	2018
Foreign exchange contracts	Other current assets	$4.8	$3.0	Other current liabilities	$4.7	$7.9

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of “Accumulated other comprehensive loss” and reclassified into earnings in the same period(s) during which the hedged transaction impacts earnings.  Gains and losses on these derivatives, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings.

Gains (losses), before taxes, recognized in “Accumulated other comprehensive loss” (effective portion) on derivatives related to cash flow hedge contracts were as follows:

(In millions)	2019	2018	2017
Foreign exchange contracts	$1.4	$1.0	$(2.2)
Commodity contracts	(.8)	.4	(.6)
	$.6	$1.4	$(2.8)

Neither the amount recognized in income related to the ineffective portion of, nor the amount excluded from effectiveness testing for, cash flow hedges was material in 2019, 2018, or 2017.

30     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

As of December 28, 2019, we expected a net loss of approximately $.5 million to be reclassified from “Accumulated other comprehensive loss” to earnings within the next 12 months.

Other Derivatives

For other derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings.

The following table shows the components of the net gains (losses) recognized in income related to these derivative instruments:

(In millions)	Statements of Income Location	2019	2018	2017
Foreign exchange contracts	Cost of products sold	$(1.5)	$4.5	$(1.2)
Foreign exchange contracts	Marketing, general and administrative expense	3.5	(27.0)	(42.9)
		$2.0	$(22.5)	$(44.1)

Net Investment Hedge

In March 2017, we designated €500 million of our 1.25% senior notes due 2025 as a net investment hedge of our investment in foreign operations. In January 2018, we reduced the amount we designated as a net investment hedge to €255 million. In May 2019, we de-designated the remaining net investment hedge as a result of changes in our intercompany capital structure. Through the period preceding the de-designation, the net assets from our investment in foreign operations were greater than the amount designated as a net investment hedge, and, as such, the net investment hedge was effective.

Refer to Note 4, “Debt,” for more information.

Gains (losses), before tax, recognized in “Accumulated other comprehensive loss” (effective portion) related to the net investment hedge were as follows:

(In millions)	2019	2018	2017
Foreign currency denominated debt	$6.8	$1.3	$(63.7)

We recorded no ineffectiveness from our net investment hedge to earnings during 2019, 2018 and 2017.

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

We sponsor a number of defined benefit plans, the accrual of benefits under some of which has been frozen, covering eligible employees in the U.S. and certain other countries.  Benefits payable to an employee are based primarily on years of service and the employee’s compensation during the course of his or her employment with us.

We are also obligated to pay unfunded termination indemnity benefits to certain employees outside of the U.S., which are subject to applicable agreements, laws and regulations.  We have not incurred significant costs related to these benefits, and, therefore, no related costs have been included in the disclosures below.

In July 2018, our Board of Directors (“Board”) approved the termination of the Avery Dennison Pension Plan (the “ADPP”), a U.S. defined benefit plan, effective as of September 28, 2018. In connection with the termination, we contributed $200 million to the ADPP in August 2018; settled approximately $152 million of ADPP liabilities during the fourth quarter of 2018 through lump-sum payments from existing plan assets to eligible participants who elected to receive them; and recorded approximately $85 million of non-cash charges associated with these settlements, partially offset by related tax benefits of approximately $19 million. During 2019, we settled approximately $749 million of ADPP liabilities by entering into an agreement to purchase annuities primarily from American General Life Insurance Company (“AGL"). This agreement covered approximately 8,300 active and former employees and their beneficiaries, with AGL assuming the future annuity payments for these individuals, commencing April 1, 2019. Additionally, we settled approximately $4 million of ADPP liabilities through a combination of annuities and direct funding to the Pension Benefit Guaranty Corporation for the remaining approximately 200 former employees and their beneficiaries. We contributed approximately $10 million of cash during fiscal 2019 to the ADPP to cover costs associated with the final settlement of these liabilities. These settlements resulted in approximately $444 million of pretax charges in 2019, partially offset by related tax benefits of approximately $179 million.

Plan Assets

Assets in our international plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash.  Asset allocations and investments vary by country and plan.  Our target plan asset investment allocation for our international plans in the aggregate is 32% in equity securities, 44% in fixed income securities and cash, and 24% in insurance contracts and other investments, subject to periodic fluctuations in these respective asset classes.

Avery Dennison Corporation | 2019 Annual Report     31

Notes to Consolidated Financial Statements

Fair Value Measurements

The valuation methodologies we use for assets measured at fair value are described below.

Cash is valued at nominal value.  Cash equivalents and mutual funds are valued at fair value as determined by quoted market prices, based upon the net asset value (“NAV”) of shares held at year-end.  Fixed income treasury securities are valued at fair value as determined by quoted prices in active markets.  The fixed income municipal and corporate bonds are valued at fair value based on quoted prices for similar instruments in active markets or other inputs that are observable or can be corroborated by observable market data.  Pooled funds are structured as collective trusts, not publicly traded, and valued by calculating NAV per unit based on the NAV of the underlying funds/trusts as a practical expedient for the fair value of the pooled funds. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior year balance plus or minus investment returns and changes in cash flows.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy (as applicable), international plan assets at fair value:

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices	Other	Other
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)
2019
Cash	$1.2	$1.2	$—	$—
Insurance contracts	36.3	—	—	36.3
Pooled funds – fixed income securities(1)	329.9
Pooled funds – equity securities(1)	268.8
Pooled funds – other investments(1)	98.2
Total international plan assets at fair value	$734.4
2018
Cash	$4.1	$4.1	$—	$—
Insurance contracts	36.9	—	—	36.9
Pooled funds – fixed income securities(1)	300.4
Pooled funds – equity securities(1)	185.0
Pooled funds – other investments(1)	105.4
Total international plan assets at fair value	$631.8
(1)	Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total international plan assets.

The following table presents a reconciliation of Level 3 international plan asset activity during the year ended December 28, 2019:

Level 3 Assets
(In millions)	Insurance Contracts
Balance at December 29, 2018	$36.9
Net realized and unrealized gain	1.5
Purchases	5.6
Settlements	(7.0)
Impact of changes in foreign currency exchange rates	(.7)
Balance at December 28, 2019	$36.3

32     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

As a result of the ADPP settlements, there were no U.S. plan assets as of December 28, 2019. The following table sets forth, by level within the fair value hierarchy (as applicable), U.S. plan assets (all in the ADPP) at fair value as of December 29, 2018.

		Fair Value Measurements Using
		Quoted	Significant	Significant
		Prices	Other	Other
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)
2018
Cash and cash equivalents	$27.1	$27.1	$—	$—
Equity securities	.3	—	.3	—
Fixed income securities – government and municipal bonds	113.0	66.3	46.7	—
Fixed income securities – corporate bonds	592.8	—	592.8	—
Other	2.4	—	2.4	—
Total U.S. plan assets	$735.6

Plan Assumptions

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates used to value our postretirement obligations.  The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds.  The projected pension benefit payment streams are then matched with bond portfolios to determine a rate that reflects the liability duration unique to our plans. As of December 29, 2018, the discount rate for the ADPP, after reflecting the plan’s termination, was based on estimated insurer pricing.

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans.  Under this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date.  We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of a plans’ liability cash flows to its corresponding rates on the yield curve.

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

Plan Balance Sheet Reconciliations

The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:

Plan Benefit Obligations

	Pension Benefits
	2019		2018
(In millions)	U.S.	Int’l	U.S.	Int’l
Change in projected benefit obligations
Projected benefit obligations at beginning of year	$868.5	$755.8	$1,082.1	$836.7
Service cost	—	15.6	—	19.2
Interest cost	9.0	14.8	34.5	15.7
Participant contribution	—	4.1	—	3.8
Amendments	—	1.8	—	—
Actuarial (gain) loss	(27.1)	56.8	(13.2)	(58.8)
Benefits paid	(20.7)	(21.3)	(61.8)	(22.3)
Settlements(1)	(754.0)	(4.5)	(173.1)	(9.5)
Foreign currency translation	—	(11.4)	—	(29.0)
Projected benefit obligations at end of year	$75.7	$811.7	$868.5	$755.8
Accumulated benefit obligations at end of year	$75.7	$754.0	$868.5	$696.7
(1)	In 2019, settlements in the U.S. related to the ADPP termination. Settlements in our international plans related to lump-sum payments in Switzerland. In 2018, settlements in the U.S. related to lump-sum payments associated with the ADPP termination and two nonqualified benefit plans. Settlements in our international plans related to lump-sum payments in the UK and France.

Avery Dennison Corporation | 2019 Annual Report     33

Notes to Consolidated Financial Statements

Plan Assets

	Pension Benefits
	2019		2018
(In millions)	U.S.	Int’l	U.S.	Int’l
Change in plan assets
Plan assets at beginning of year	$735.6	$631.8	$740.2	$683.7
Actual return on plan assets	20.7	118.5	(3.6)	(13.3)
Employer contributions(1)	18.4	13.6	233.9	14.7
Participant contributions	—	4.1	—	3.8
Benefits paid	(20.7)	(21.3)	(61.8)	(22.3)
Settlements(2)	(754.0)	(4.5)	(173.1)	(9.5)
Foreign currency translation	—	(7.8)	—	(25.3)
Plan assets at end of year	$—	$734.4	$735.6	$631.8
(1)	In 2019, an additional contribution of $10 million was made to the ADPP to cover the remaining liabilities associated with its termination. In August 2018, a contribution of $200 million had been made to the ADPP using commercial paper borrowings.
(2)	In 2019, settlements in the U.S. related to the ADPP termination. Settlements in our international plans related to lump-sum payments in Switzerland. In 2018, settlements in the U.S. related to lump-sum payments associated with the ADPP and two nonqualified benefit plans. Settlements in our international plans related to lump-sum payments in the UK and France.

Funded Status

	Pension Benefits
	2019		2018
(In millions)	U.S.	Int’l	U.S.	Int’l
Funded status of the plans
Other assets	$—	$50.8	$—	$12.6
Other accrued liabilities(1)	(7.5)	(2.4)	(65.1)	(2.0)
Long-term retirement benefits and other liabilities(2)	(68.2)	(125.7)	(67.8)	(134.6)
Plan assets less than benefit obligations	$(75.7)	$(77.3)	$(132.9)	$(124.0)
(1)	In 2019, in connection with its termination, we settled ADPP’s 2018 underfunded benefit obligation of approximately $57 million.
(2)	In accordance with our funding strategy, we have the option to fund certain of these U.S. liabilities with proceeds from our corporate-owned life insurance policies.

	Pension Benefits
	2019		2018
	U.S.	Int’l	U.S.	Int’l
Weighted average assumptions used to determine year-end benefit obligations
Discount rate	2.93%	1.66%	3.72%	2.39%
Compensation rate increase	—	2.21	—	2.23

For U.S. and international plans combined, the projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $263 million and $59 million, respectively, at year-end 2019 and $1.47 billion and $1.20 billion, respectively, at year-end 2018.

For U.S. and international plans combined, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $237 million and $59 million, respectively, at year-end 2019 and $1.02 billion and $792 million, respectively, at year-end 2018.

34     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

Accumulated Other Comprehensive Loss

The following table sets forth the pre-tax amounts recognized in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets:

	Pension Benefits
	2019		2018
(In millions)	U.S.	Int’l	U.S.	Int’l
Net actuarial loss	$15.5	$101.9	$487.5	$149.3
Prior service (credit) cost	—	(4.3)	15.9	(6.7)
Net transition obligation	—	—	—	.1
Net amount recognized in accumulated other comprehensive loss	$15.5	$97.6	$503.4	$142.7

The following table sets forth the pre-tax amounts recognized in “Other comprehensive loss (income)”:

	Pension Benefits
	2019		2018		2017
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Net actuarial (gain) loss	$(44.6)	$(42.7)	$33.5	$(27.2)	$21.8	$(17.2)
Prior service credit	—	1.8	—	—	—	(2.1)
Amortization of unrecognized:
Net actuarial gain	(.5)	(4.0)	(21.2)	(8.1)	(18.7)	(10.8)
Prior service credit (cost)	—	.4	(.8)	.5	(.9)	.4
Settlements	(442.8)	(.6)	(92.0)	(1.7)	—	—
Net amount recognized in other comprehensive (income) loss	$(487.9)	$(45.1)	$(80.5)	$(36.5)	$2.2	$(29.7)

Plan Income Statement Reconciliations

The following table sets forth the components of net periodic benefit cost, which are recorded in net income for our defined benefit plans:

	Pension Benefits
	2019		2018		2017
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Service cost	$—	$15.6	$—	$19.2	$.5	$18.2
Interest cost	2.7	14.8	34.5	15.7	35.3	14.3
Actuarial loss (gain)	2.5	—	(.6)	—	1.7	—
Expected return on plan assets	—	(21.0)	(42.5)	(23.8)	(40.5)	(21.1)
Amortization of actuarial loss	.5	4.0	21.2	8.1	18.7	10.8
Amortization of prior service (credit) cost	—	(.4)	.8	(.5)	.9	(.4)
Recognized loss on settlements(1)	443.5	.6	92.0	1.7	—	—
Net periodic benefit cost (credit)	$449.2	$13.6	$105.4	$20.4	$16.6	$21.8
(1)	In 2019, settlements in the U.S. related to the ADPP termination. Settlements in our international plans related to lump-sum payments in Switzerland. In 2018, settlements in the U.S. related to lump-sum payments associated with the ADPP and two nonqualified benefit plans. Settlements in our international plans related to lump-sum payments in the UK and France.

Service cost and components of net periodic benefit cost other than service cost were included in "Marketing, general and administrative expense" and "Other non-operating expense" in the Consolidated Statements of Income, respectively.

The following table sets forth the weighted average assumptions used to determine net periodic cost:

	Pension Benefits
	2019		2018		2017
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Discount rate	3.73%	2.39%	3.72%	2.25%	4.18%	2.12%
Expected return on assets	—	3.38	7.00	3.78	7.00	3.77
Compensation rate increase	—	2.23	—	2.26	—	2.24

Plan Contributions

We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate.  The following table sets forth our expected contributions in 2020:

(In millions)
U.S. pension plans	$7.6
International pension plans	13.2

Avery Dennison Corporation | 2019 Annual Report     35

Notes to Consolidated Financial Statements

Future Benefit Payments

The future benefit payments shown below reflect expected service periods for eligible participants.

	Pension Benefits
(In millions)	U.S.	Int’l
2020	$7.6	$20.2
2021	8.0	22.0
2022	6.6	23.1
2023	6.4	22.6
2024	6.4	22.7
2025-2029	26.0	141.6

Postretirement Health Benefits

We provide postretirement health benefits to certain of our retired U.S. employees up to the age of 65 under a cost-sharing arrangement and provide supplemental Medicare benefits to certain of our U.S. retirees over the age of 65.  Our policy is to fund the cost of these postretirement benefits from operating cash flows.  While we have not expressed any intent to terminate these postretirement health benefits, we may do so at any time, subject to applicable laws and regulations.   At year-end 2019, our postretirement health benefits obligation and related loss recorded in “Accumulated other comprehensive loss” were approximately $3 million and approximately $8 million, respectively.  At year-end 2018, our postretirement health benefits obligation and related loss recorded in “Accumulated other comprehensive loss” were approximately $4 million and approximately $6 million, respectively. Net periodic benefit cost was not material in 2019, 2018, or 2017.

Defined Contribution Plans

We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan (“Savings Plan”), a 401(k) plan for our U.S. employees.

We recognized expense of $22.4 million, $21.8 million, and $20.2 million in 2019, 2018, and 2017, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

We have deferred compensation plans that permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end 2019 and 2018, we had accrued $91.6 million and $84.3 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

Our Directors Deferred Equity Compensation Program allows our non-employee directors to elect to receive their cash compensation in deferred stock units (“DSUs”) issued under our equity plan. Additionally, two legacy deferred compensation plans had DSUs that were issued under our then-active equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable payable date. DSUs are converted into shares of our common stock upon a director’s resignation or retirement.  Approximately .2 million DSUs were outstanding as of year-end 2019 and 2018, respectively, with an aggregate value of $25 million and $17 million, respectively.

We hold corporate-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants.  The cash surrender values of these policies, net of outstanding loans, which are included in “Other assets” in the Consolidated Balance Sheets, were $236.9 million and $227.4 million at year-end 2019 and 2018, respectively.

36     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

NOTE 7. COMMITMENTS AND LEASES

Supplemental cost information related to leases is shown below.

(In millions)	2019
Operating lease cost	$65.4

Lease costs related to finance leases were immaterial in 2019.

Supplemental balance sheet information related to leases is shown below.

(In millions)	Balance Sheet Location	2019
Assets
Operating	Other assets	$138.1
Finance(1)	Property, plant and equipment, net	36.1
Total leased assets		$174.2

Liabilities
Current:
Operating	Other current liabilities	$41.4
Finance	Short-term borrowings and current portion of long-term debt and finance leases	4.5
Non-current:
Operating	Long-term retirement benefits and other liabilities	98.9
Finance	Long-term debt and finance leases	24.0
Total lease liabilities		$168.8
(1)	Finance lease assets are net of accumulated amortization of $5.7 million as of December 28, 2019.

Supplemental cash flow information related to leases is shown below.

(In millions)	2019
Cash paid for amounts included in the measurement of operating lease liabilities	$53.1
Operating lease assets obtained in exchange for operating lease liabilities	32.6

Cash flows related to finance leases were immaterial in 2019.

Weighted average remaining lease term and discount rate information related to leases is shown below.

2019
Weighted average remaining lease term (in years):
Operating	5.5
Finance	4.1
Weighted average discount rate (percentage):
Operating	4.9%
Finance	3.1

Operating and finance lease liabilities by maturity date from December 28, 2019 are shown below.

(In millions)	Operating Leases	Finance Leases
2020	$46.0	$5.7
2021	35.2	12.5
2022	22.4	4.5
2023	15.2	4.1
2024	11.1	3.9
2025 and thereafter	29.8	.9
Total lease payments	159.7	31.6
Less: imputed interest	(19.4)	(3.1)
Present value of lease liabilities	$140.3	$28.5

As of December 28, 2019, we had no significant operating or finance leases that had not yet commenced.

Rent expense for operating leases was approximately $66 million in 2018 and $64 million in 2017.

Avery Dennison Corporation | 2019 Annual Report     37

Notes to Consolidated Financial Statements

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

Environmental Expenditures

Environmental expenditures are generally expensed.  However, environmental expenditures for newly acquired assets and those that extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset.  We review our estimates of the costs of complying with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party (“PRP”).  When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued.  Potential insurance reimbursements are not offset against potential liabilities.

As of December 28, 2019, we have been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a PRP at eleven waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination.  No settlement of our liability related to any of these sites has been agreed upon.  We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.

These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors.  Because of the uncertainties associated with environmental assessment and remediation activities, our future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses.  If information were to become available that allowed us to reasonably estimate a range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our environmental liabilities accordingly.  In addition, we may be identified as a PRP at additional sites in the future.  The range of expenses for remediation of any future-identified sites would be addressed as they arise; until then, a range of expenses for such remediation cannot be determined.

The activity related to our environmental liabilities in 2019 and 2018 were as follows:

(In millions)	2019	2018
Balance at beginning of year	$20.0	$21.1
Charges, net of reversals	7.4	3.9
Payments	(6.0)	(5.0)
Balance at end of year	$21.4	$20.0

Approximately $10 million and $5 million, respectively, of the balance was classified as short-term and included in “Other current liabilities” in the Consolidated Balance Sheets as of December 28, 2019 and December 29, 2018

38     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 28, 2019:

		Fair Value Measurements Using
			Significant	Significant
		Quoted Prices	Other	Other
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Trading securities	$30.6	$26.0	$4.6	$—
Derivative assets	5.2	—	5.2	—
Bank drafts	21.3	21.3	—	—
Liabilities
Derivative liabilities	$6.0	$.4	$5.6	$—

The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 29, 2018:

		Fair Value Measurements Using
			Significant	Significant
		Quoted Prices	Other	Other
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Trading securities	$26.3	$21.5	$4.8	$—
Derivative assets	3.6	.1	3.5	—
Bank drafts	23.0	23.0	—	—
Liabilities
Derivative liabilities	$8.7	$—	$8.7	$—
Contingent consideration liabilities	1.6	—	—	1.6

Trading securities include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of December 28, 2019, trading securities of $.4 million and $30.2 million were included in “Cash and cash equivalents” and “Other current assets,” respectively, in the Consolidated Balance Sheets. As of December 29, 2018, trading securities of $.2 million and $26.1 million were included in “Cash and cash equivalents” and “Other current assets,” respectively, in the Consolidated Balance Sheets.  Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy.  Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy.  Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in “Other current assets” in the Consolidated Balance Sheets.  Contingent consideration liability in 2018, which was included in “Other current liabilities” in the Consolidated Balance Sheets, related to an estimated earn-out payment associated with an acquisition we completed in 2017 and was classified as Level 3. This liability was based on the acquired company’s achievement of the designated performance target in 2018 under the terms of the purchase agreement and paid in the first quarter of 2019.

Non-Recurring Fair Value Measurements

During the year ended December 29, 2018, long-lived assets with carrying amounts totaling $18.1 million were written down to their fair value of $10.6 million, resulting in an impairment charge of $7.5 million, which was included in “Other expense, net” in the Consolidated Statements of Income. The fair value was based on the estimated sale price of the assets, less estimated broker fees, which is primarily a Level 3 input.

Avery Dennison Corporation | 2019 Annual Report     39

Notes to Consolidated Financial Statements

NOTE 10.  NET INCOME PER COMMON SHARE

Net income per common share was computed as follows:

(In millions, except per share amounts)	2019	2018	2017
(A) Net income	$303.6	$467.4	$281.8
(B) Weighted average number of common shares outstanding	84.0	87.3	88.3
Dilutive shares (additional common shares issuable under stock-based awards)	1.0	1.3	1.8
(C) Weighted average number of common shares outstanding, assuming dilution	85.0	88.6	90.1
Net income per common share: (A) ÷ (B)	$3.61	$5.35	$3.19
Net income per common share, assuming dilution (A) ÷ (C)	$3.57	$5.28	$3.13

Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation were not significant in 2019, 2018 or 2017.

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

Our Amended and Restated Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which no shares are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock.  Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2019, we repurchased approximately 2 million shares of our common stock at an aggregate cost of $237.7 million.   In 2018, we repurchased approximately 4 million shares of our common stock at an aggregate cost of $392.9 million.

In April 2019, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount then outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. Shares of our common stock in the aggregate amount of $644.7 million as of December 28, 2019 remained authorized for repurchase under this Board authorization.

Treasury Shares Reissuance

We fund a portion of our employee-related expenses using shares of our common stock held in treasury. We record net gains or losses associated with our use of treasury shares to retained earnings.

Accumulated Other Comprehensive Loss

The changes in “Accumulated other comprehensive loss” (net of tax) for 2019 and 2018 were as follows:

		Pension and
	Foreign	Other
	Currency	Postretirement	Cash Flow
(In millions)	Translation	Benefits	Hedges	Total
Balance as of December 30, 2017	$(156.2)	$(524.0)	$(.3)	$(680.5)
Other comprehensive (loss) income before reclassifications, net of tax	(91.2)	(4.1)	1.1	(94.2)
Reclassifications to net income, net of tax	—	93.8	(1.1)	92.7
Net current-period other comprehensive (loss) income, net of tax	(91.2)	89.7	—	(1.5)
Balance as of December 29, 2018	$(247.4)	$(434.3)	$(.3)	$(682.0)
Other comprehensive income before reclassifications, net of tax	2.3	66.4	.5	69.2
Reclassifications to net income, net of tax	—	266.1	(1.4)	264.7
Net current-period other comprehensive income (loss), net of tax	2.3	332.5	(.9)	333.9
Balance as of December 28, 2019	$(245.1)	$(101.8)	$(1.2)	$(348.1)

40     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

The amounts reclassified from “Accumulated other comprehensive loss” to increase (decrease) net income were as follows:

				Statements of Income
(In millions)	2019	2018	2017	Location
Cash flow hedges:
Foreign exchange contracts	$2.1	$1.3	$.2	Cost of products sold
Commodity contracts	(.2)	.1	.2	Cost of products sold
Interest rate contracts	—	—	(1.8)	Interest expense
Total before tax	1.9	1.4	(1.4)
Tax	(.5)	(.3)	.5	(Benefit from) provision for income taxes
Net of tax	1.4	1.1	(.9)
Pension and other postretirement benefits	(445.4)	(121.4)	(28.2)	Other non-operating expense, net
Tax	179.3	27.6	8.9	(Benefit from) provision for income taxes
Net of tax	(266.1)	(93.8)	(19.3)
Total reclassifications for the period	$(264.7)	$(92.7)	$(20.2)

The following table sets forth the income tax expense (benefit) allocated to each component of other comprehensive income (loss):

(In millions)	2019	2018	2017
Foreign currency translation:
Translation gain (loss)	$(5.5)	$(9.1)	$(25.1)
Pension and other postretirement benefits:
Net gain (loss) recognized from actuarial gain/loss and prior service cost/credit	19.4	(2.4)	.5
Reclassifications to net income	179.3	27.6	8.9
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	.2	.3	(.6)
Reclassifications to net income	(.5)	(.3)	.5
Income tax expense (benefit) allocated to components of other comprehensive income (loss)	$192.9	$16.1	$(15.8)

NOTE 12. LONG-TERM INCENTIVE COMPENSATION

Stock-Based Awards

Stock-Based Compensation

We grant our annual stock-based compensation awards to eligible employees in February and non-employee directors in May.  Certain awards granted to retirement-eligible employees vest in full upon retirement; awards to these employees are accounted for as fully vested on the date of grant.

In April 2017, our shareholders approved our 2017 Incentive Award Plan (the “Equity Plan”) to replace our Amended and Restated Stock Option and Incentive Plan.  The Equity Plan, a long-term incentive plan for eligible employees and non-employee directors, allows us to grant stock-based compensation awards – including stock options, RSUs, PUs, MSUs and DSUs – or a combination of these and other awards. Under the Equity Plan, 5.4 million shares are available for issuance, and each full value award is counted as 1.5 shares for purposes of the number of shares authorized for issuance.  Full value awards include RSUs, PUs, and MSUs.

Stock-based compensation expense and the related recognized tax benefit were as follows:

(In millions)	2019	2018	2017
Stock-based compensation expense	$34.5	$34.3	$30.2
Tax benefit	4.3	4.7	4.3

This expense was included in “Marketing, general and administrative expense” in the Consolidated Statements of Income.

As of December 28, 2019, we had approximately $42 million of unrecognized compensation expense related to unvested stock-based awards, which is expected to be recognized over the remaining weighted average requisite service period of approximately two years.

Stock Options

Stock options granted to employees and non-employee directors may be granted at no less than 100% of the fair market value of our common stock on the date of the grant and generally vest ratably over a  four-year period. Options expire ten years from the date of grant.

The fair value of stock options is estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term.

Avery Dennison Corporation | 2019 Annual Report     41

Notes to Consolidated Financial Statements

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

Expected option term is determined based on historical experience under our long-term incentive plans.

No stock options were granted in fiscal years 2019, 2018 or 2017.

The following table summarizes information related to stock options:

			Weighted average
	Number of	Weighted	remaining	Aggregate
	options	average	contractual life	intrinsic value
	(in thousands)	exercise price	(in years)	(in millions)
Outstanding at December 29, 2018	511.6	$45.06	4.00	$22.4
Exercised	(305.4)	33.56
Outstanding at December 28, 2019	206.2	$62.10	4.92	$14.3
Options vested and expected to vest at December 28, 2019	204.3	61.99	4.91	14.2
Options exercisable at December 28, 2019	135.7	$55.93	4.14	$10.3

The total intrinsic value of stock options exercised was $23.5 million in 2019, $2.7 million in 2018, and $26.8 million in 2017. We received approximately $10 million in 2019, $1 million in 2018, and $22 million in 2017 from the exercise of stock options. The tax benefit associated with these exercised options was $5.7 million in 2019, $.6 million in 2018, and $10.1 million in 2017. The intrinsic value of a stock option is based on the amount by which the market value of our stock exceeds the exercise price of the option.

Performance Units (“PUs”)

PUs are performance-based awards granted to eligible employees under our equity plans. PUs are payable in shares of our common stock at the end of a three-or four-year cliff vesting period provided that certain performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based upon the probability of the achievement of the performance objectives established for the award. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant. The weighted average grant date fair value for PUs was $104.43, $120.25, and $82.15 in 2019, 2018, and 2017, respectively.

The following table summarizes information related to awarded PUs:

	Number of PUs	Weighted average
	(in thousands)	grant-date fair value
Unvested at December 29, 2018	452.8	$86.20
Granted at target	182.6	104.43
Adjustment for above-target performance(1)	182.4	68.61
Vested	(374.2)	68.42
Forfeited/cancelled	(16.1)	97.58
Unvested at December 28, 2019	427.5	$101.61
(1)	Reflects adjustments for the vesting of awards based on above-target performance for the 2016-2018 performance period.

The fair value of vested PUs was $25.6 million in 2019, $11.9 million in 2018, and $11.2 million in 2017.

Market-Leveraged Stock Units (“MSUs”)

MSUs are performance-based awards granted to eligible employees under our equity plans.  MSUs are payable in shares of our common stock over a four-year period provided that the performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award.  The weighted average grant date fair value for MSUs was $135.85, $117.75, and $91.40 in 2019, 2018, and 2017, respectively.

42     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

The following table summarizes information related to awarded MSUs:

	Number of MSUs	Weighted average
	(in thousands)	grant-date fair value
Unvested at December 29, 2018	303.6	$90.33
Granted at target	104.6	135.85
Adjustments for above-target performance (1)	83.4	70.38
Vested	(216.2)	73.60
Forfeited/cancelled	(12.0)	114.11
Unvested at December 28, 2019	263.4	$115.71
(1)	Reflects adjustments for the vesting of awards based on above-target performance for each of the tranches of awards vesting in 2019.

The fair value of vested MSUs was $15.9 million in 2019, $24.0 million in 2018, and $19.3 million in 2017.

Restricted Stock Units (“RSUs”)

RSUs are service-based awards granted to eligible employees and non-employee directors under our equity plans. RSUs granted to employees generally vest ratably over a period of four years. Prior to 2017, RSUs granted to non-employee directors generally vested ratably over a period of three years.  Beginning in 2017, RSUs granted to non-employee directors generally vest over a period of one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited.  The weighted average grant date fair value for RSUs was $107.18, $106.44, and $82.77 in 2019, 2018, and 2017, respectively.

The following table summarizes information related to awarded RSUs:

	Number of RSUs	Weighted average
	(in thousands)	grant-date fair value
Unvested at December 29, 2018	88.7	$83.72
Granted	30.3	107.18
Vested	(53.9)	81.71
Forfeited/cancelled	(5.4)	82.51
Unvested at December 28, 2019	59.7	$97.56

The fair value of vested RSUs was $4.4 million, $5.1 million, and $2.7 million in 2019, 2018, and 2017, respectively.

Cash-Based Awards

Long-Term Incentive Units (“LTI Units”)

LTI Units are cash-based awards granted to eligible employees under our long-term incentive unit plan.  LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI Units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.

We also grant performance-based, cash-based awards in the form of performance and market-leveraged LTI Units to eligible employees. Performance LTI Units are payable in cash at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the performance period. Market-leveraged LTI Units are payable in cash and vest ratably over a period of four years. The number of performance and market-leveraged LTI Units earned at vesting is adjusted upward or downward based upon the probability of achieving the performance objectives established for the respective award and the actual number of units issued can range from 0% to 200% of the target units subject to vesting. Performance and market-leveraged LTI Units are remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end over their respective performance periods. The compensation expense related to performance LTI Units is amortized on a straight-line basis over their respective performance periods. The compensation expense related to market-leveraged LTI Units is amortized on a graded-vesting basis over their respective performance periods.

The compensation expense related to LTI Units was $19.1 million in 2019, $12.4 million in 2018, and $36.6 million in 2017. This expense was included in “Marketing, general and administrative expense” in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $4.4 million in 2019, $2.9 million in 2018, and $8.3 million in 2017.

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

Avery Dennison Corporation | 2019 Annual Report     43

Notes to Consolidated Financial Statements

2019/2020 Actions

During fiscal year 2019, we recorded $25.2 million in restructuring charges related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 370 positions, as well as asset impairment charges.

2018/2019 Actions

In April 2018, we approved a restructuring plan (the “2018 Plan”) to consolidate the European footprint of our Label and Graphic Materials (“LGM”) reportable segment, which reduced headcount by approximately 390 positions, including temporary labor, from the closure of a manufacturing facility. This reduction was partially offset by headcount additions in other locations, resulting in a net reduction of approximately 150 positions. During fiscal year 2019, we recorded a net $2.3 million in restructuring reversals related to the 2018 Plan. During fiscal year 2018, we recorded $55.2 million in restructuring charges, net of reversals. The cumulative charges associated with the 2018 Plan consisted of severance and related costs for the headcount reduction, as well as asset impairment charges. The activities related to the 2018 Plan were substantially completed as of the end of the second quarter of 2019.

In addition to restructuring charges recorded under the 2018 Plan, we recorded $28.2 million in restructuring charges during fiscal year 2019 related to other 2018/2019 actions.  These charges consisted of severance and related costs for the reduction of approximately 490 positions, as well as asset impairment charges. In the fourth quarter 2018, we recorded $4.2 million in restructuring charges relating to these other 2018/2019 actions. These charges consisted of severance and related costs for the reduction of approximately 85 positions, as well as impairment charges.

2015/2016 Actions

During fiscal year 2018, we recorded $14.3 million in restructuring charges, net of reversals, related to our 2015/2016 actions. These charges consisted of severance and related costs for the reduction of approximately 625 positions, lease cancellation costs, and asset impairment charges. The activities and related charges and payments related to the 2015/2016 actions were substantially completed in 2018.

Accruals for severance and related costs and lease cancellation costs were included in “Other current liabilities” in the Consolidated Balance Sheets.  Asset impairment charges were based on the estimated market value of the assets, less selling costs, if applicable. Restructuring charges were included in “Other expense, net” in the Consolidated Statements of Income.

During 2019, restructuring charges and payments were as follows:

	Accrual at	Charges,			Foreign	Accrual at
	December 29,	Net of	Cash	Non-cash	Currency	December 28,
(In millions)	2018	Reversals	Payments	Impairment	Translation	2019
2019/2020 Actions
Severance and related costs	$—	$21.9	$—	$—	$—	$21.9
Asset impairment charges	—	3.3	—	(3.3)	—	—
2018/2019 Actions
Severance and related costs	40.7	24.0	(57.1)	—	(1.1)	6.5
Lease cancellation costs	—	.3	—	—	—	.3
Asset impairment charges	—	1.6	—	(1.6)	—	—
Total	$40.7	$51.1	$(57.1)	$(4.9)	$(1.1)	$28.7

During 2018, restructuring charges and payments were as follows:

	Accrual at	Charges,			Foreign	Accrual at
	December 30,	Net of	Cash	Non-cash	Currency	December 29,
(In millions)	2017	Reversals	Payments	Impairment	Translation	2018
2018/2019 Actions
Severance and related costs	$—	$51.8	$(9.8)	$—	$(1.3)	$40.7
Asset impairment charges	—	7.6	—	(7.6)	—	—
Total	$—	$59.4	$(9.8)	$(7.6)	$(1.3)	$40.7

The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate.

(In millions)	2019	2018	2017
Restructuring charges by reportable segment and Corporate
Label and Graphic Materials	$29.0	$57.8	$14.8
Retail Branding and Information Solutions	9.8	11.9	18.4
Industrial and Healthcare Materials	9.4	4.0	.2
Corporate	2.2	—	—
Total	$50.4	$73.7	$33.4

44     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

NOTE 14. TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)	2019	2018	2017
Current:
U.S. federal tax	$11.0	$(19.7)	$47.0
State taxes	.5	.8	.2
International taxes	148.1	134.3	111.0
	159.6	115.4	158.2
Deferred:
U.S. federal tax	(168.0)	(6.3)	134.8
State taxes	(8.9)	2.3	(3.7)
International taxes	(39.4)	(26.0)	18.4
	(216.3)	(30.0)	149.5
(Benefit from) provision for income taxes	$(56.7)	$85.4	$307.7

The principal items accounting for the difference between taxes computed at the U.S. federal statutory rate and taxes recorded were as follows:

(In millions)	2019	2018	2017
Computed tax provision at U.S. federal statutory rate(1)	$52.4	$116.5	$206.7
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit(1)	(12.8)	3.9	(3.2)
U.S. pension plan settlements and related charges(1)	(76.6)	—	—
Tax Cuts and Jobs Act(2)	—	(34.7)	172.0
Foreign earnings taxed at different rates(3)	56.2	44.0	(40.2)
Foreign tax structuring and planning transactions(4)	(47.9)	(31.0)	—
Excess tax benefits associated with stock-based payments	(7.8)	(7.7)	(16.0)
Valuation allowance	2.0	10.7	(1.4)
Corporate-owned life insurance	(4.0)	(3.8)	(6.7)
U.S. federal research and development tax credits	(6.1)	(6.1)	(4.9)
Tax contingencies and audit settlements	(11.8)	(11.9)	(1.9)
Other items, net	(.3)	5.5	3.3
(Benefit from) provision for income taxes	$(56.7)	$85.4	$307.7
(1)	Included in 2019 and 2018 are tax effects of the pension plan settlement charges associated with the termination of the ADPP. The tax benefits of $102 million and $19 million on the pretax charges were reflected in computed tax provision at U.S. federal statutory rate and state taxes, net of federal tax benefit for fiscal years 2019 and 2018, respectively. In 2019, the tax benefit of $77 million related to the release of stranded tax effects in AOCI through the income statement was reflected in U.S. pension plan settlements and related charges.
(2)	During 2018 and 2017, we recognized a net tax benefit of $34.7 million and a net tax charge of $172 million, respectively, as a result of the TCJA. These amounts included our TCJA provisional amount and subsequent adjustments, including items that would otherwise be separately disclosed as state taxes, net of federal tax benefit, tax effects of foreign earnings taxed at different rates, tax contingencies and audit settlements, and other items, net. We finalized our TCJA provisional amount as defined under SEC Staff Accounting Bulletin No. 118 in 2018.
(3)	Included in 2019 and 2018 are certain U.S. international tax provisions imposed by the TCJA; all years included foreign earnings taxed in the U.S., net of credits.
(4)	In 2019, we recognized a net tax benefit of $47.9 million related to a foreign structuring transaction. This net benefit resulted from the elimination of recapture conditions to which our previously recognized net operating losses were subject. By eliminating these conditions, our losses became permanent, and the offsetting deferred tax liability related to future recapture was released. In 2018, we recognized a net tax benefit of $31 million related to a foreign planning transaction. This net benefit resulted from the recognition of a deferred tax asset in a higher tax rate jurisdiction, partially offset by a taxable gain recognized in a lower effective tax rate jurisdiction.

Income before taxes from our U.S. and international operations was as follows:

(In millions)	2019	2018	2017
U.S.	$(355.4)	$(7.3)	$49.0
International	604.9	562.1	540.5
Income before taxes	$249.5	$554.8	$589.5

Our effective tax rate was (22.7)%, 15.4%, and 52.2% for fiscal years 2019, 2018, and 2017, respectively.

Avery Dennison Corporation | 2019 Annual Report     45

Notes to Consolidated Financial Statements

Our 2019 provision for income taxes included $179 million of tax benefit related to the effective settlement of the ADPP, $102 million of which was the related tax effect on the pretax charge of $444 million and $77 million of which was related to the release of stranded tax effects in AOCI through the income statement.  The tax effects were stranded primarily as a result of the U.S. federal tax rate change under the TCJA.  Refer to Note 1, “Summary of Significant Accounting Policies,” and Note 6, “Pension and Other Postretirement Benefits,” for more information.  Our 2019 provision for income taxes also included (i) $47.9 million of tax benefit from a foreign tax structuring transaction resulting in previously recognized tax losses becoming permanent; (ii) $24.7 million of net tax charge related to the tax on global intangible low-taxed income (“GILTI”) of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from foreign-derived intangible income (“FDII”); (iii) $11.8 million of net tax benefit from the effective settlement of certain German tax audits and decreases in reserves as a result of closing tax years, partially offset by additional interest and penalty accruals, and increases in reserves from our change in judgment; (iv) $7.8 million of tax benefit related to excess tax benefits associated with stock-based payments; and (v) $2 million of net tax benefit from an intellectual property tax incentive in a foreign jurisdiction having met the eligibility requirements.  Effective in 2019, we implemented certain operational structure changes to more closely align with our business strategies, one benefit of which was to reduce our base erosion payments below the statutory threshold. As a result, our 2019 provision for income taxes did not include tax charges related to Base Erosion Antiabuse Tax (“BEAT”).

Our 2018 provision for income taxes included (i) $34.7 million of tax benefit for measurement period adjustments to our 2017 TCJA provisional amount in accordance with guidance provided under SEC Staff Accounting Bulletin No. 118 (“SAB 118”); (ii) $31 million of net tax charge for GILTI and BEAT, and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (iii) $11.9 million of net tax benefit from the effective settlement of our German tax audit and decreases in reserves as a result of closing tax years, partially offset by additional interest and penalty accruals, and increases in reserves from our change in judgment; and (iv) $31 million of net tax benefit primarily due to the recognition of a deferred tax asset in a higher tax rate jurisdiction, partially offset by a taxable gain recognized in a lower effective tax rate jurisdiction.  Our 2018 provision for income taxes was not significantly impacted by the $10.7 million increase in valuation allowance primarily due to offsetting changes in deferred taxes and uncertain tax positions.

Our 2017 provision for income taxes included (i) $172 million of net tax charge for our 2017 TCJA provisional amount; (ii) $5.1 million of tax benefit from the release of valuation allowance on certain state deferred tax assets; (iii) $16 million of tax benefit related to excess tax benefits associated with stock-based payments; and (iv) $1.9 million of net tax benefit from effective settlements and decreases in reserves as a result of closing tax years, partially offset by additional interest and penalty accruals, and increases in reserves from our change in judgment.

U.S. Tax Reform

The TCJA enacted in the U.S. in December 2017 significantly changed U.S. corporate income taxation by, among other things, reducing the federal corporate income tax rates to 21%; implementing a modified territorial tax system prospectively by providing a dividend received deduction on certain dividends from our foreign subsidiaries, loss of domestic manufacturing deductions, and limitations on the deductibility of our executive compensation; and interest expense, and imposing a one-time transition tax through a deemed repatriation of accumulated untaxed earnings and profits of foreign subsidiaries.

In 2017, we included a provisional amount of $172 million as the estimated impact of the TCJA in our results for the fourth quarter and full year 2017. This provisional amount included (i) $147 million of tax charge related to the estimated transition tax; (ii) $49.2 million of tax charge resulting from the estimated remeasurement of net U.S. deferred tax assets at the lower corporate income tax rate; (iii) $9.3 million of tax charge related to potential uncertainties of our accumulated tax attributes that were used in our estimated transition tax calculation; (iv) $5.3 million of tax charge from the estimated reduction of previously recognized U.S. deferred tax assets that we no longer anticipated to benefit from due to changes in the future deductibility of executive compensation; and (v) $38.8 million of net tax benefit, primarily from the reversal of the deferred tax liability that we previously recorded for future tax costs associated with repatriations of certain foreign earnings and profits that we considered not to be indefinitely reinvested.

As of December 29, 2018, we completed our accounting for the income tax effects of the TCJA following the guidance of SAB 118. Specifically, we included $34.7 million of net  tax benefit as measurement period adjustments primarily related to (i) $9.5 million of tax charge as an adjustment to the transition tax, reflecting subsequent regulatory and administrative guidance issued by the Internal Revenue Service (“IRS”) and certain state taxing authorities and the finalization of our foreign earnings and profits as well as taxes; (ii) $39.6 million of tax benefit as an adjustment to the remeasurement of deferred taxes as a result of our decision to accelerate certain deductions in conjunction with the completion of our 2017 U.S. federal income tax return; (iii) $3.6 million of tax charge as an incremental accrual for foreign withholding taxes associated with changes in our indefinite reinvestment assertions after information required to make such determination was obtained; and (iv) $9.4 million of tax benefit from releasing a previously recorded uncertain tax position after we did not take the position on our 2017 U.S. federal income tax return.

Consistent with the prior year, our accumulated earnings in foreign subsidiaries are not indefinitely reinvested. As a result of the one-time transition tax and the dividend received deduction prescribed by the TCJA, our accumulated earnings in foreign subsidiaries can generally be repatriated to the U.S. without material tax consequences. As of December 28, 2019, we recorded a deferred tax liability of $18.9 million related to future tax consequences from repatriating our accumulated earnings in foreign subsidiaries that are not indefinitely reinvested.

46     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

Deferred Taxes

Deferred taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2019	2018
Accrued expenses not currently deductible	$25.7	$18.4
Net operating loss carryforwards(1)	154.6	166.4
Tax credit carryforwards	46.5	69.0
Stock-based compensation	11.8	12.4
Pension and other postretirement benefits	57.8	79.8
Lease liabilities(2)	30.5	—
Other assets	21.3	18.5
Valuation allowance	(67.7)	(71.8)
Total deferred tax assets(3)	280.5	292.7
Depreciation and amortization	(41.6)	(45.1)
Repatriation accrual	(18.9)	(21.3)
Foreign operating loss recapture(1)	(3.4)	(56.5)
Lease assets(2)	(29.7)	—
Other liabilities	—	(1.6)
Total deferred tax liabilities(3)	(93.6)	(124.5)
Total net deferred tax assets	$186.9	$168.2
(1)	A portion of our net operating losses originated from prior impairments of investment value in foreign subsidiaries as recognized for foreign accounting and tax reporting purposes. As required by law, these impairment losses are subject to future recapture under certain conditions. In 2019, we executed a foreign tax structuring transaction that eliminated the conditions under which future recapture may occur. Consequently, our previously recognized impairment losses became permanent, and the deferred tax liability related to future recapture was released.
(2)	In 2019, we adopted the accounting guidance on leases using a modified retrospective approach. As such, the prior year period has not been adjusted. Refer to Note 1, “Summary of Significant Accounting Policies,” and Note 7, “Commitments and Leases,” to the Consolidated Financial Statements for more information.
(3)	Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.

We assess the available positive and negative evidence to estimate if sufficient future taxable income is expected to be generated to use existing deferred tax assets.  On the basis of our assessment, we record valuation allowances only with respect to the portion of the deferred tax asset that is not more-likely-than-not to be realized.  Our assessment of the future realizability of our deferred tax assets relies heavily on our forecasted earnings in certain jurisdictions, and such forecasted earnings are determined by the manner in which we operate our business.  Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.

Net operating loss carryforwards of foreign subsidiaries at December 28, 2019 and December 29, 2018 were $508 million and $538 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at December 28, 2019 and December 29, 2018 totaled $47 million and $69 million, respectively.  If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)	Net Operating
Year of Expiry	Losses(1)	Tax Credits
2020	$5.1	$.3
2021	3.1	.5
2022	6.6	.6
2023	5.2	2.5
2024	5.2	.4
2025 - 2039	8.4	35.1
Indefinite life/no expiry	474.5	7.1
Total	$508.1	$46.5
(1)	Net operating losses are presented before tax effect and valuation allowance.

Certain indefinite-lived foreign net operating losses may require decades to be fully utilized under our current business model.

At December 28, 2019, we had net operating loss carryforwards in certain state jurisdictions of $635 million before tax effect.  Based on our estimates of future state taxable income, it is more-likely-than-not that the majority of these carryforwards will not be realized before they expire.  Accordingly, a valuation allowance has been recorded on $588 million of these carryforwards.

As of December 28, 2019, our provision for income taxes did not materially benefit from applicable tax holidays in foreign jurisdictions.

Unrecognized Tax Benefits

As of December 28, 2019, our unrecognized tax benefits totaled $70 million, $61 million of which, if recognized, would reduce our annual effective income tax rate.  As of December 29, 2018, our unrecognized tax benefits totaled $81 million, $72 million of which, if recognized, would reduce our annual effective income tax rate.

Where applicable, we accrue potential interest and penalties related to unrecognized tax benefits in income tax expense.  The interest and penalties we recognized during fiscal years 2019, 2018 and 2017 were not material, individually or in aggregate, to the

Avery Dennison Corporation | 2019 Annual Report     47

Notes to Consolidated Financial Statements

Consolidated Statements of Income.  We have accrued balances of $22 million and $25 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 28, 2019 and December 29, 2018, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below:

(In millions)	2019	2018
Balance at beginning of year	$80.8	$108.7
Additions for tax positions of the current year	7.5	11.5
Reductions for tax positions of prior years, net	(6.7)	(23.1)
Settlements with tax authorities	(1.9)	(6.6)
Expirations of statutes of limitations	(8.0)	(5.9)
Changes due to translation of foreign currencies	(1.8)	(3.8)
Balance at end of year	$69.9	$80.8

It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $19 million, primarily as a result of audit settlements and closing tax years.

The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world.  Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time.  We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters.  However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate.  The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our tax provision and the related liabilities.  As of the date the 2019 Consolidated Financial Statements are being issued, we and our U.S. subsidiaries have completed the IRS’ Compliance Assurance Process Program through 2016.  With some exceptions, we and our subsidiaries are no longer subject to income tax examinations by tax authorities for years prior to 2009.

NOTE 15. SEGMENT AND DISAGGREGATED REVENUE INFORMATION

Segment Reporting

We have the following reportable segments:

●	Label and Graphic Materials – manufactures and sells pressure-sensitive label and packaging materials and films for graphic and reflective products;
●	Retail Branding and Information Solutions – designs, manufactures and sells a wide variety of branding and information solutions, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment; and
●	Industrial and Healthcare Materials – manufactures and sells performance tapes and other adhesive products for industrial, medical and other applications as well as fastener solutions.

Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. We evaluate our performance based on income from operations before interest expense and taxes. General corporate expenses are excluded from the computation of income from operations for the segments.

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

(In millions)	2019	2018	2017
Net sales to unaffiliated customers
Label and Graphic Materials:
U.S.	$1,246.6	$1,256.0	$1,198.4
Europe	1,767.9	1,851.3	1,689.3
Asia	1,065.0	1,081.2	1,002.6
Latin America	375.4	367.8	357.0
Other international	291.0	294.8	264.4
Total Label and Graphic Materials	4,745.9	4,851.1	4,511.7
Retail Branding and Information Solutions:
Apparel	1,458.5	1,441.7	1,352.0
Printer Solutions	191.8	171.5	159.2
Total Retail Branding and Information Solutions	1,650.3	1,613.2	1,511.2
Industrial and Healthcare Materials	673.9	694.7	590.9
Net sales to unaffiliated customers	$7,070.1	$7,159.0	$6,613.8

48     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

Revenue by geographic area is set forth below.  Revenue is attributed to geographic areas based on the location from which the product is shipped.

(In millions)	2019	2018	2017
Net sales to unaffiliated customers
U.S.	$1,638.8	$1,625.1	$1,557.8
Europe	2,160.2	2,251.4	2,041.6
Asia	2,458.5	2,473.2	2,250.5
Latin America	498.3	490.0	476.4
Other international	314.3	319.3	287.5
Net sales to unaffiliated customers	$7,070.1	$7,159.0	$6,613.8

Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.38 billion in 2019, $1.43 billion in 2018, and $1.3 billion in 2017.

Additional Segment Information

Additional financial information by reportable segment is set forth below.

(In millions)	2019	2018	2017
Intersegment sales
Label and Graphic Materials	$80.2	$78.7	$64.1
Retail Branding and Information Solutions	20.6	4.7	3.2
Industrial and Healthcare Materials	8.8	8.8	7.7
Intersegment sales	$109.6	$92.2	$75.0
Income before taxes
Label and Graphic Materials	$601.5	$568.2	$577.4
Retail Branding and Information Solutions	196.6	170.4	126.7
Industrial and Healthcare Materials	60.0	62.9	52.6
Corporate expense	(87.6)	(83.4)	(86.2)
Interest expense	(75.8)	(58.5)	(63.0)
Other non-operating expense, net	(445.2)	(104.8)	(18.0)
Income before taxes	$249.5	$554.8	$589.5
Capital expenditures
Label and Graphic Materials	$137.8	$151.5	$125.5
Retail Branding and Information Solutions	63.1	57.1	48.8
Industrial and Healthcare Materials	24.2	19.3	19.5
Capital expenditures	$225.1	$227.9	$193.8
Depreciation and amortization expense
Label and Graphic Materials	$100.2	$104.7	$102.3
Retail Branding and Information Solutions	52.6	49.0	56.4
Industrial and Healthcare Materials	26.2	27.3	20.0
Depreciation and amortization expense	$179.0	$181.0	$178.7
Other expense, net by reportable segment
Label and Graphic Materials	$28.3	$61.8	$14.5
Retail Branding and Information Solutions	9.9	11.4	18.1
Industrial and Healthcare Materials	9.4	(1.0)	3.7
Corporate	5.6	(2.3)	.2
Other expense, net	$53.2	$69.9	$36.5
Other expense, net by type
Restructuring charges:
Severance and related costs	$45.3	$63.0	$31.2
Asset impairment charges and lease cancellation costs	5.1	10.7	2.2
Other items:
Legal settlement	3.4	—	—
Transaction costs	2.6	—	5.2
Argentine peso remeasurement transition loss	—	3.4	—
Other restructuring-related charge	—	.5	—
Reversal of acquisition-related contingent consideration	—	(5.0)	—
Net gain on sales of assets	(3.2)	(2.7)	(2.1)
Other expense, net	$53.2	$69.9	$36.5

Property, plant and equipment, net, in our U.S. and international operations were as follows:

(In millions)	2019	2018	2017
Property, plant and equipment, net
U.S.	$366.9	$317.3	$286.4
International	843.8	820.1	811.5
Property, plant and equipment, net	$1,210.7	$1,137.4	$1,097.9

Avery Dennison Corporation | 2019 Annual Report     49

Notes to Consolidated Financial Statements

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

Net inventories at year-end were as follows:

(In millions)	2019	2018
Raw materials	$231.6	$236.2
Work-in-progress	201.0	196.7
Finished goods	230.4	218.5
Inventories, net	$663.0	$651.4

Property, Plant and Equipment

Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2019	2018
Land	$25.1	$28.0
Buildings and improvements	687.4	643.1
Machinery and equipment	2,316.9	2,231.1
Construction-in-progress	142.2	151.5
Property, plant and equipment	3,171.6	3,053.7
Accumulated depreciation	(1,960.9)	(1,916.3)
Property, plant and equipment, net	$1,210.7	$1,137.4

Software

Capitalized software costs at year-end were as follows:

(In millions)	2019	2018
Cost	$487.2	$452.4
Accumulated amortization	(334.4)	(316.9)
Software, net	$152.8	$135.5

Software amortization expense was $20.8 million in 2019, $20.2 million in 2018, and $29.3 million in 2017.

Equity Method Investment

As of December 28, 2019, we held a 22.9% interest in PragmatIC Printing Limited (“PragmatIC”), a company that develops flexible electronics technology. The carrying value of this investment was $8.8 million and $6.7 million as of December 28, 2019 and December 29, 2018, respectively, and was included in “Other assets” in the Consolidated Balance Sheets. In January 2019, we made an additional investment in PragmatIC of approximately $4 million.

Research and Development

Research and development expense, which is included in “Marketing, general and administrative expense” in the Consolidated Statements of Income, was as follows:

(In millions)	2019	2018	2017
Research and development expense	$92.6	$98.2	$93.4

Supplemental Cash Flow Information

Cash paid for interest and income taxes was as follows:

(In millions)	2019	2018	2017
Interest	$74.3	$54.9	$57.7
Income taxes, net of refunds	155.0	153.5	125.6

Foreign Currency Effects

Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, decreased net income by $9.7 million, $13.4 million, and $4.1 million in 2019, 2018, and 2017, respectively.

Deferred Revenue

Deferred revenue primarily relates to constrained variable consideration on supply agreements for sales of products, as well as to payments received in advance of performance under a contract. Deferred revenue is recognized as revenue as or when we perform under a contract.

50     Avery Dennison Corporation | 2019 Annual Report

Notes to Consolidated Financial Statements

The following table shows the amounts and balance sheet locations of deferred revenue as of December 28, 2019 and December 29, 2018:

(In millions)	December 28, 2019	December 29, 2018
Other current liabilities	$12.6	$11.5
Long-term retirement benefits and other liabilities	.3	.3
Total deferred revenue	$12.9	$11.8

Revenue recognized from amounts included in deferred revenue as of December 29, 2018 was $10.8 million in 2019. Revenue recognized from amounts included in deferred revenue as of December 30, 2017 was $12.2 million in 2018. This revenue was included in “Net sales” in the Consolidated Statements of Income.

NOTE 17. QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First	Second	Third	Fourth
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter
2019
Net sales	$1,740.1	$1,795.7	$1,761.4	$1,772.9
Gross profit	465.4	482.3	471.7	484.7
Net (loss) income(1)	(146.9)	143.4	144.6	162.5
Net (loss) income per common share	(1.74)	1.70	1.72	1.95
Net (loss) income per common share, assuming dilution	(1.74)	1.69	1.71	1.92
2018
Net sales	$1,776.4	$1,854.2	$1,759.7	$1,768.7
Gross profit	483.4	501.4	459.2	471.5
Net income(2)	125.2	95.6	149.5	97.1
Net income per common share	1.42	1.09	1.71	1.13
Net income per common share, assuming dilution	1.40	1.07	1.69	1.11
(1)	In the first quarter of 2019, we recognized final settlement charges associated with the termination of the ADPP. Refer to Note 6, “Pension and Other Postretirement Benefits,” for more information.
(2)	In the fourth quarter of 2018, we recognized settlement charges related to lump-sum payments associated with the ADPP. Refer to Note 6, "Pension and Other Postretirement Benefits," for more information.

“Other expense (income), net” by type for each quarter is presented below.

	First	Second	Third	Fourth
(In millions)	Quarter	Quarter	Quarter	Quarter
2019
Restructuring charges:
Severance and related costs	$10.4	$6.1	$3.3	$25.5
Asset impairment charges and lease cancellation costs	.3	1.4	—	3.4
Other items:
Legal settlement	—	—	3.4	—
Transaction costs	—	—	—	2.6
Net gain on sales of assets	(3.2)	—	—	—
Other expense, net	$7.5	$7.5	$6.7	$31.5
2018
Restructuring charges:
Severance and related costs, net of reversals	$4.3	$58.8	$(7.1)	$7.0
Asset impairment charges and lease cancellation costs	8.4	.6	.7	1.0
Other items:
Argentine peso remeasurement transition loss	—	—	3.4	—
Other restructuring-related charge	.5	—	—	—
Reversal of acquisition-related contingent consideration	—	—	—	(5.0)
Net gain on sales of assets	(.4)	(2.3)	—	—
Other expense (income), net	$12.8	$57.1	$(3.0)	$3.0

Avery Dennison Corporation | 2019 Annual Report     51

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f) or 15(d)-15(f).  Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the framework in Internal Control – Integrated Framework (2013), management has concluded that internal control over financial reporting was effective as of December 28, 2019.  Management’s assessment of the effectiveness of internal control over financial reporting as of December 28, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ Mitchell R. Butier	/s/ Gregory S. Lovins
Mitchell R. Butier	Gregory S. Lovins
Chairman, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

52     Avery Dennison Corporation | 2019 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avery Dennison Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the “Company”) as of December 28, 2019 and December 29, 2018, and the related consolidated statements of income, of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 28, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 28, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2019 and December 29, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2019 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Avery Dennison Corporation | 2019 Annual Report     53

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of One Reporting Unit in the Industrial and Healthcare Materials ("IHM") Reportable Segment

As described in Notes 1 and 3 to the consolidated financial statements, the Company’s consolidated goodwill balance was $930.8 million as of December 28, 2019, of which $173.7 million related to the Company’s IHM reportable segment. Management performs an annual impairment test of goodwill during the fourth quarter, unless certain factors indicate the need to perform an impairment assessment in addition to the annual test. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill of that reporting unit. The goodwill of one reporting unit in the Company's IHM reportable segment was tested utilizing a quantitative assessment. Management's quantitative analysis primarily consists of a present value (discounted cash flow) method to determine the fair value of the reporting units with goodwill. A discounted cash flow analysis requires management to make various assumptions about the reporting units, including forecasted sales, operating margins and growth rates, and discount rates. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of one reporting unit in the IHM reportable segment is a critical audit matter are there was significant judgment by management when developing the fair value measurement of the reporting unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating management’s cash flow projections and significant assumptions, including forecasted sales, operating margins and growth rates, discount rates and perpetual growth rates for periods beyond the long-term business plan period. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting units. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow method; testing the completeness, accuracy, and relevance of underlying data used in the estimate; and evaluating the significant assumptions used by management, including forecasted sales, operating margins and growth rates, discount rates and perpetual growth rates for periods beyond the long-term business plan period. Evaluating management’s assumptions related to forecasted sales, operating margins and growth rates, involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow method and certain significant assumptions, including discount rates and perpetual growth rates for periods beyond the long-term business plan.

Income Taxes

As described in Notes 1 and 14 to the consolidated financial statements, the Company is subject to income tax in the U.S. and multiple foreign jurisdictions, whereby management applies judgment in evaluating and estimating the Company’s worldwide provision, accruals for taxes and deferred taxes and for evaluating the Company’s tax positions. The Company recorded a benefit from income taxes of $56.7 million, total net deferred tax assets of $186.9 million and unrecognized tax benefits of $69.9 million as of and for the year-ended December 28, 2019. Significant judgments and estimates are required by management when determining the Company’s tax expense and evaluating tax positions, including uncertainties. Management’s estimate of the potential outcome of uncertain tax issues is subject to management’s assessment of relevant facts and circumstances existing at the balance sheet date, as well as existing laws, regulations and practices of any governmental authorities exercising jurisdiction over the Company’s operations. Management’s assessment of the future realizability of the Company’s deferred tax assets relies heavily on forecasted earnings in certain jurisdictions, and such forecasted earnings are determined by the manner in which the Company operates its business.

The principal considerations for our determination that performing procedures relating to income taxes is a critical audit matter are there was significant judgment by management in accounting for income taxes, including evaluating the potential outcome of various uncertain tax issues and the realizability of deferred tax assets. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the potential outcome of uncertain tax issues and the realizability of deferred tax assets on a jurisdictional basis. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

54     Avery Dennison Corporation | 2019 Annual Report

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to accounting for income taxes, including controls over uncertain tax issues and the realizability of deferred tax assets on a jurisdictional basis. These procedures also included testing the income tax provision, including the rate reconciliation, return to provision adjustments in the U.S. and certain foreign jurisdictions. Evaluating management’s assessment related to the potential outcome of uncertain tax issues included evaluating management’s assessment of existing laws, regulations and practices of governmental authorities exercising jurisdiction over the Company’s operations. Evaluating management’s process for assessing the future realizability of deferred tax assets on a jurisdictional basis included evaluating estimates of future taxable income, evaluating management’s application of income tax law, and testing the completeness and accuracy of underlying data used in management’s assessment.  Evaluating management’s estimates of future taxable income involved evaluating whether the estimates used by management were reasonable considering the current and past performance of the Company on a jurisdictional basis and whether the estimates were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of management’s judgment and estimates, including the application of relevant foreign and domestic income tax laws and regulations, the provision for income taxes and the reasonableness of management’s assessments of whether certain tax positions are more-likely-than-not of being sustained.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
February 26, 2020

We have served as the Company’s auditor since at least 1960, which were the Company’s first financial statements subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

Avery Dennison Corporation | 2019 Annual Report     55

Other Information

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

601 South Figueroa Street, Suite 900

Los Angeles, California 90017

(213) 356-6000

Registrar and Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.

P.O. Box 1342

Brentwood, New York 11717

(888) 682-5999

(720) 864-4993 (international)

(855) 627-5080 (hearing impaired)

https://investor.broadridge.com

Annual Meeting

Our Annual Meeting of Stockholders will be held at 1:30 p.m. Pacific Time on April 23, 2020 at 207 Goode Avenue, Glendale, California 91203.

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

Certification Information

We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for fiscal year 2019 filed with the Securities and Exchange Commission (“SEC”), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.  We submitted to the New York Stock Exchange (“NYSE”) an unqualified annual written affirmation, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s corporate governance listing standards, on April 29, 2019.

Annual Report on Form 10-K Requests

A copy of our Annual Report on Form 10-K, as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary.  Copies are also available on our investor website at www.investors.averydennison.com.

Corporate Headquarters

Avery Dennison Corporation

207 Goode Avenue

Glendale, California 91203

Phone:  (626) 304-2000

Stock and Dividend Data

Our common stock is listed on the NYSE.

Ticker symbol:  AVY

	2019	2018
Dividends per Common Share
First Quarter	$.52	$.45
Second Quarter	.58	.52
Third Quarter	.58	.52
Fourth Quarter	.58	.52
	$2.26	$2.01
Number of shareholders of record as of fiscal year-end	4,397	4,606

56     Avery Dennison Corporation | 2019 Annual Report