Form 10-K, Exhibit 13
period 2021-01-02
Avery Dennison Corp
filed 2021-02-25
CIK 8818

Exhibit 13
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
We believe that the most significant risk factors that could affect our financial performance in the near-term include: (i) the impacts to underlying demand for our products and/or foreign currency fluctuations from global economic conditions, political uncertainty, changes in environmental standards and governmental regulations, including as a result of the coronavirus/COVID-19
pandemic; (ii) competitors’ actions, including pricing, expansion in key markets, and product offerings; (iii) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through price increases, without a significant loss of volume; and (iv) the execution and integration of acquisitions.
Certain risks and uncertainties are discussed in more detail under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the fiscal year ended January 2, 2021 and include, but are not limited to, risks and uncertainties relating to the following:
•	COVID-19
•
International Operations – worldwide and local economic and market conditions; changes in political conditions; and fluctuations in foreign currency exchange rates and other risks associated with foreign operations, including in emerging markets

•
Our Business – changes in our markets due to competitive conditions, technological developments, environmental standards, laws and regulations, and customer preferences; fluctuations in demand affecting sales to customers; execution and integration of acquisitions; selling prices; fluctuations in the cost and availability of raw materials and energy; the impact of competitive products and pricing; customer and supplier concentrations or consolidations; financial condition of distributors; outsourced manufacturers; product and service quality; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; successful implementation of new manufacturing technologies and installation of manufacturing equipment; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; and collection of receivables from customers

•
Income Taxes – fluctuations in tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; retention of tax incentives; outcome of tax audits; and the realization of deferred tax assets

•
Information Technology – disruptions in information technology systems, including cyber-attacks or other intrusions to network security; successful installation of new or upgraded information technology systems; and data security breaches

•	Human Capital – recruitment and retention of employees; fluctuations in employee benefit costs; and collective labor arrangements
•
Our Indebtedness – credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; volatility of financial markets; fluctuations in interest rates; and compliance with our debt covenants

•	Ownership of Our Stock – potential significant variability of our stock price and amounts of future dividends and share repurchases
•
Legal and Regulatory Matters – protection and infringement of intellectual property and impact of legal and regulatory proceedings, including with respect to environmental, health and safety, anti-corruption and trade compliance

•	Other Financial Matters – fluctuations in pension costs and goodwill impairment
Our forward-looking statements are made only as of the date hereof. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

Avery Dennison Corporation	|	2020 Annual Report	1

Avery Dennison Corporation
Five-Year Summary

(Dollars in millions, except percentages and per share amounts)	2020		2019		2018		2017		2016
	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%

For the Year
Net sales	$6,971.5	100.0	$7,070.1	100.0	$7,159.0	100.0	$6,613.8	100.0	$6,086.5	100.0
Gross profit	1,923.3	27.6	1,904.1	26.9	1,915.5	26.8	1,812.2	27.4	1,699.7	27.9
Marketing, general and administrative expense	1,060.5	15.2	1,080.4	15.3	1,127.5	15.7	1,105.2	16.7	1,085.7	17.8
Other expense (income), net (1)	53.6	.8	53.2	.8	69.9	1.0	36.5	.6	23.8	.4
Interest expense	70.0	1.0	75.8	1.1	58.5	.8	63.0	1.0	59.9	1.0
Other non-operating expense (income), net (2)	1.9	–	445.2	6.3	104.8	1.5	18.0	.3	53.2	.9
Income before taxes	737.3	10.6	249.5	3.5	554.8	7.7	589.5	8.9	477.1	7.8
Provision for (benefit from) income taxes (3)	177.7	2.5	(56.7)	(.8)	85.4	1.2	307.7	4.7	156.4	2.6
Equity method investment (losses) gains	(3.7)	(.1)	(2.6)	–	(2.0)	–	–	–	–	–
Net income	555.9	8.0	303.6	4.3	467.4	6.5	281.8	4.3	320.7	5.3

	2020		2019		2018		2017		2016

Per Share Information
Net income per common share	$6.67		$3.61		$5.35		$3.19		$3.60
Net income per common share, assuming dilution	6.61		3.57		5.28		3.13		3.54
Dividends per common share	2.36		2.26		2.01		1.76		1.60
Weighted average number of common shares outstanding (in millions)	83.4		84.0		87.3		88.3		89.1
Weighted average number of common shares outstanding, assuming dilution (in millions)	84.1		85.0		88.6		90.1		90.7

At End of Year
Property, plant and equipment, net	$1,343.7		$1,210.7		$1,137.4		$1,097.9		$915.2
Total assets	6,083.9		5,488.8		5,177.5		5,136.9		4,396.4
Long-term debt and finance leases	2,052.1		1,499.3		1,771.6		1,316.3		713.4
Total debt	2,116.8		1,939.5		1,966.2		1,581.7		1,292.5
Shareholders’ equity	1,484.9		1,204.0		955.1		1,046.2		925.5

Other Information
Depreciation and amortization expense	$205.3		$179.0		$181.0		$178.7		$180.1
Research and development expense	112.8		92.6		98.2		93.4		89.7
Effective tax rate (3)	24.1%		(22.7)%		15.4%		52.2%		32.8%
(1)
Included pretax charges for severance and related costs, asset impairment charges and lease cancellation costs, transaction and related costs, legal settlement, Argentine peso remeasurement transition loss, net gain on investments, reversal of acquisition-related contingent consideration, and other items.

(2)	Included pension plan settlements and related charges of $444.1 for fiscal year 2019.
(3)	Included then-estimated tax benefit of $178.9 for fiscal year 2019 related to termination of U.S. pension plan.

2	2020 Annual Report	|	Avery Dennison Corporation

Stockholder Return Performance
The graph below compares the cumulative stockholder return on our common stock, including the reinvestment of dividends, with the return on the S&P 500
®
Stock Index, the average return (weighted by market capitalization) of the S&P 500
®
Materials and Industrials subsets (the “Market Basket”), and the median return of the Market Basket, in each case for the five-year period ending December 31, 2020.
Comparison of Five-Year Cumulative Total Return as of December 31, 2020

Total Return Analysis
(1)

	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020
Avery Dennison Corporation	$100	$115	$191	$152	$226	$273
S&P 500 Index	100	112	136	130	171	203
Market Basket (2)	100	120	146	127	162	184
(1)	Assumes $100 invested on December 31, 2015 and reinvestment of dividends.
(2)	Average weighted by market capitalization.
Historical performance is not necessarily indicative of future performance.

Avery Dennison Corporation	|	2020 Annual Report	3

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
We use these
non-GAAP
financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for a single period and full year, as applicable.
We use the following
non-GAAP
financial measures in this MD&A:
•
Sales change ex. currency
refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation, and, where applicable, an extra week in our fiscal year, currency adjustment for transitional reporting of highly inflationary economies, and the reclassification of sales between segments. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of currency fluctuations.

•	Organic sales change refers to sales change ex. currency, excluding the estimated impact of product line exits, acquisitions and divestitures.
We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.
•
Free cash flow
refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments. Free cash flow is also adjusted for, where applicable, the cash contributions related to the termination of our U.S. pension plan. We believe that free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.

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

4	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

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

OVERVIEW AND OUTLOOK
COVID-19
Pandemic
In March 2020, the World Health Organization declared the outbreak of coronavirus/COVID-19
(collectively referred to herein as
“COVID-19”)
a pandemic, which has continued spreading throughout the U.S. and the world, resulting in governmental authorities implementing numerous containment measures, including travel bans and restrictions, quarantines, shelter-in-place
orders, and business limitations and shutdowns.
The safety and well-being of our employees has been and will continue to be our top priority during this global crisis, followed immediately by continuing to deliver high quality products and service to our customers. We created global, regional, and local emergency response teams to manage immediate priorities, recognizing that some of our businesses serve a critical role in supply chains for essential goods such as food, hygiene, and pharmaceutical products, as well as
e-commerce.
To support the health and well-being of our employees, customers, partners and communities, the majority of our office-based employees continue to work remotely and some of our operations limited production or ceased operations for short periods of time. We leveraged learnings from our early experience in China to develop safety protocols for our manufacturing facilities to re-open
and/or remain operational, and established work-from-home protocols for office workers. To support the well-being of our employees, we ensured that they continued to receive full pay during the initial weeks of facility closures, and, where closures were later extended in jurisdictions with weaker social safety nets, particularly in our Retail Branding and Information Solutions (“RBIS”) reportable segment, provided longer periods of salary continuation. In addition, in the fourth quarter we provided supplemental payments to our front-line workers to express gratitude for their having served our customers’ essential needs and increased our level of community investment, by making a $10 million contribution to the Avery Dennison Foundation in support of charitable causes.
To meet our customer needs during periods of peak demand for label and packaging materials in North America and Europe, we took a number of steps to reduce backlogs, including leveraging our operational excellence to maximize production capacity, providing pay premiums for certain hourly employees, and temporarily allocating a portion of coating assets that normally support our graphics business to manufacture material for labels.
Overall, we have experienced negligible disruptions to our supply chain. As the largest customer for many of our suppliers, we have been able to secure continuity of material supply, while benefitting from our global footprint with dual sourcing for most commodities.
Overall, the pandemic had a negative impact on our consolidated financial results for 2020. While we experienced sequential improvements in the second half of the year, 2020 net sales were lower across our reportable segments due to the negative impact of the pandemic. Net sales for the second quarter of 2020 were down approximately 15% from the same period in 2019. However, we experienced sequential improvement in the second half of the year, with net sales for the full year down over 1% from the prior year. Our label and packaging materials largely serve essential categories and experienced strong demand as a result of the pandemic, given increased consumption of packaged goods and use of
e-commerce.
Net sales of graphics and reflective products declined due to lower demand. Net sales in RBIS reportable segment declined significantly in the second quarter of 2020, though we experienced sequential improvement in the remainder of the year, driven by net sales growth in radio-frequency identification (“RFID”) solutions and improvement in the base business. Additionally, net sales in our Industrial and Healthcare Materials (“IHM”) reportable segment declined significantly in the second quarter mainly due to reduced industrial demand, particularly in automotive end markets, although we experienced sequential improvement in the remainder of the year.
We are unable to predict the full impact that
COVID-19
will have on our 2021 results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic and containment measures and the related macroeconomic impacts. We continue to actively manage this dynamic environment and update our scenario planning to reflect the continuously evolving aspects of the pandemic.

Avery Dennison Corporation	|	2020 Annual Report	5

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

We executed various long-term productivity and temporary cost saving actions to manage the downturn, including deferrals of planned compensation increases, hiring freezes, overtime and temporary labor reductions, shift reductions and furloughs, temporary production shutdowns, and travel and other discretionary spending reductions. Our temporary cost saving actions resulted in approximately $135 million of savings in 2020; we anticipate the majority of these costs to return as markets recover. While our balance sheet is strong and we have ample liquidity, during the first quarter of 2020, we drew down $500 million under our $800 million revolving credit facility (“Revolver”) because commercial paper markets were temporarily unavailable as a result of the pandemic. During the second quarter, we were able to access commercial paper markets and repaid the entire $500 million we had drawn down from our Revolver. Additionally, we heightened our focus on working capital management. We paused share repurchase activity in March 2020 and resumed repurchases late in the third quarter of 2020. In the initial stages of the pandemic, we maintained our dividend rate; in October, we increased the rate by approximately 7%. We expect that our current cash and cash equivalents and the cash flows generated from operations will be sufficient to meet our operating requirements through this downturn.
We continue to actively monitor the
COVID-19
situation and may take further actions that alter our business operations as may be required by federal, state or local authorities or that we determine are in the best interests of our employees, customers, suppliers and shareholders.
Fiscal Year
Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2020 fiscal year consisted of a
53-week
period ending January 2, 2021. Our 2019 and 2018 fiscal years consisted of
52-week
periods ending December 28, 2019, and December 29, 2018, respectively.
Net Sales
The factors impacting the reported sales change are shown in the table below.

	2020	2019
Reported sales change	(1)%	(1)%
Foreign currency translation	1	3
Extra week impact	(1)	–
Sales change ex. currency (1)	(2)%	2%
Acquisitions	(2)	–
Organic sales change (1)	(3)%	2%
(1)	Totals may not sum due to rounding
In 2020, net sales decreased on an organic basis primarily due to the impact of
COVID-19
on our markets and customers. In 2019, net sales increased on an organic basis primarily due to a combination of higher volume/mix and pricing actions.
Net Income
Net income increased from approximately $304 million in 2019 to approximately $556 million in 2020. The major factors affecting the change in net income in 2020 compared to 2019 were:
•	Prior-year settlement loss from U.S. pension plan termination
•	Benefits from productivity initiatives, including temporary cost reduction actions, and savings from restructuring actions, net of transition costs
•	Net impact of pricing and raw material input costs
Offsetting factors:
•	Lower sales and unfavorable product mix primarily due to the impact of COVID-19
•	Higher employee-related costs
Acquisitions
Subsequent to our fiscal
year-end
2020, in February 2021, we announced our agreement to acquire JDC Solutions, Inc., a Tennessee-based manufacturer of pressure-sensitive specialty tapes, for a purchase price of approximately $24 million, subject to customary adjustments. We believe this acquisition expands the product portfolio in our IHM reportable segment. We expect to complete this acquisition in the first quarter of 2021.
On December 31, 2020, we completed our acquisition of ACPO, Ltd. (“ACPO”), an Ohio-based manufacturer of self-wound (linerless) pressure-sensitive overlaminate products, for consideration of approximately $88 million, subject to customary adjustments. We believe this acquisition expands our product portfolio in the North American business of our Label and Graphic Materials (“LGM”) reportable segment. Consistent with the time allowed to complete our assessment, our valuation of certain acquired assets and liabilities, including tangible and intangible assets and environmental liabilities, is preliminary.
On February 28, 2020, we completed our acquisition of Smartrac’s Transponder (RFID Inlay) division (“Smartrac”), a manufacturer of RFID products, for consideration of approximately $255 million (
€
232 million). We believe this acquisition enhances our research and development capabilities, expands our product lines, and provides added manufacturing capacity. Results for Smartrac’s operations were included in our RBIS reportable segment.

6	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

These acquisitions were not material, individually or in the aggregate, to our Consolidated Financial Statements.
Cost Reduction Actions
2019/2020 Actions
During fiscal year 2020, we recorded $56 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 2,160 positions and asset impairment charges at numerous locations across our company, which primarily included actions in our LGM and RBIS reportable segments. The actions in our LGM reportable segment were primarily associated with consolidations of operations in North America and its graphics business in Europe, in part in response to
COVID-19.
The actions in our RBIS reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to
COVID-19.
During fiscal year 2019, we recorded $25.2 million in restructuring charges related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 370 positions, as well as asset impairment charges.
2018/2019 Actions
In April 2018, we approved a restructuring plan (the “2018 Plan”) to consolidate the European footprint of our LGM reportable segment, which reduced headcount by approximately 390 positions, including temporary labor, in connection with the closure of a manufacturing facility. This reduction was partially offset by headcount additions in other locations, resulting in a net reduction of approximately 150 positions. During fiscal year 2020 and 2019, net restructuring reversals related to the 2018 Plan were not material. The cumulative charges associated with the 2018 Plan consisted of severance and related costs for the headcount reduction, as well as asset impairment charges. The activities related to the 2018 Plan were substantially completed as of the end of the second quarter of 2019.
Net restructuring reversals during fiscal year 2020 that related to other 2018/2019 actions, were not material. During fiscal year 2019, we recorded $28.2 million in restructuring charges, net of reversals, relating to these other 2018/2019 actions. These charges consisted of severance and related costs for the reduction of approximately 490 positions, as well as asset impairment charges.
Impact of Cost Reduction Actions
During fiscal year 2020, we realized approximately $65 million in savings, net of transition costs, primarily from our 2019/2020 actions. During fiscal year 2019, we realized approximately $50 million in savings, net of transition costs, primarily from our 2018/2019 actions.
Restructuring charges were included in “Other expense (income), net” in the Consolidated Statements of Income. Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.
U.S. Pension Plan Termination
In 2019, we terminated the Avery Dennison Pension Plan (the “ADPP”), a U.S. defined benefit plan. In connection with this termination, we settled approximately $753 million of ADPP liabilities by entering into an agreement to purchase annuities primarily from American General Life Insurance Company and through a combination of annuities and direct funding to the Pension Benefit Guaranty Corporation for a small portion of former employees and their beneficiaries. These settlements resulted in approximately $444 million of pretax charges in 2019, partially offset by related tax benefits of approximately $179 million.
Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.
Accounting Guidance Updates
Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for this information.

Cash Flow (In millions)	2020	2019	2018
Net cash provided by operating activities	$751.3	$746.5	$457.9
Purchases of property, plant and equipment	(201.4)	(219.4)	(226.7)
Purchases of software and other deferred charges	(17.2)	(37.8)	(29.9)
Proceeds from sales of property, plant and equipment	9.2	7.8	9.4
Proceeds from insurance and sales (purchases) of investments, net	5.6	4.9	18.5
Contributions for U.S. pension plan termination	–	10.3	200.0
Free cash flow	$547.5	$512.3	$429.2

Avery Dennison Corporation	|	2020 Annual Report	7

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

In 2020, cash flow provided by operating activities increased compared to 2019 primarily due to higher net income, lower pension plan contributions, lower payroll and incentive compensation payments, and lower severance payments related to restructuring actions, partially offset by higher income tax payments, net of refunds, and changes in operational working capital primarily related to the timing of vendor payments. In 2020, free cash flow increased compared to 2019 primarily due to reduced purchases of software and other deferred charges and purchases of property, plant and equipment, partially offset by lower cash provided by operating activities adjusted for our contribution to the ADPP.

Outlook
In addition to the continued uncertain impact of
COVID-19
on our businesses, certain factors that we believe may contribute to our 2021 results are described below:
•	We expect net sales to increase by 5% to 9%, including the impact of the Smartrac and ACPO acquisitions, reflecting continued recovery in our end-markets across our reportable segments.
•	We anticipate the effect of the extra week in 2020 will decrease net sales by approximately 1%.
•	We anticipate the majority of the temporary cost-saving actions in 2020 to return as markets recover.
•	We anticipate incremental savings from restructuring actions, net of transition costs, of approximately $70 million.
•	We expect our full year effective tax rate to be in the mid-twenty percent range.
•	Based on recent foreign currency exchange rates, we expect foreign currency translation to increase our net sales by approximately 2% and our operating income by approximately $25 million.

ANALYSIS OF RESULTS OF OPERATIONS

Income before Taxes (In millions, except percentages)	2020	2019	2018
Net sales	$6,971.5	$7,070.1	$7,159.0
Cost of products sold	5,048.2	5,166.0	5,243.5
Gross profit	1,923.3	1,904.1	1,915.5
Marketing, general and administrative expense	1,060.5	1,080.4	1,127.5
Other expense (income), net	53.6	53.2	69.9
Interest expense	70.0	75.8	58.5
Other non-operating expense (income), net	1.9	445.2	104.8
Income before taxes	$737.3	$249.5	$554.8
Gross profit margin	27.6%	26.9%	26.8%
Gross Profit Margin
Gross profit margin in 2020 increased compared to 2019 primarily reflecting the net benefit of pricing and raw material input costs and the benefits from productivity initiatives, including temporary cost reduction actions, material re-engineering
and savings from restructuring actions, net of transition costs, partially offset by the net impact of lower volume and unfavorable product mix.
Gross profit margin in 2019 increased slightly compared to 2018 reflecting benefits from productivity initiatives, including material re-engineering
and savings from restructuring actions, net of transition costs, partially offset by the net impact of higher employee-related costs and unfavorable volume/mix.

Marketing, General and Administrative Expense
Marketing, general and administrative expense decreased in 2020 compared to 2019 primarily due to benefits from productivity initiatives, including temporary cost reduction actions, and savings from restructuring actions, net of transition costs, as well as, favorable foreign currency translation, partially offset by the impact of the Smartrac acquisition, increased allowance for credit losses and the contribution to the Avery Dennison Foundation.
Marketing, general and administrative expense decreased in 2019 compared to 2018 reflecting the benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and the favorable impact of foreign currency translation, partially offset by higher employee-related costs and growth investments.

Other Expense (Income), Net (In millions)	2020	2019	2018
Other expense (income), net by type
Restructuring charges:
Severance and related costs	$49.1	$45.3	$63.0
Asset impairment charges and lease cancellation costs	6.2	5.1	10.7
Other items:
Transaction and related costs	4.2	2.6	–
Legal settlement	–	3.4	–
Argentine peso remeasurement transition loss	–	–	3.4
Other restructuring-related charge	–	–	.5
Net gain on investments	(5.4)	–	–
Net gain on sales of assets	(.5)	(3.2)	(2.7)
Reversal of acquisition-related contingent consideration	–	–	(5.0)
Other expense (income), net	$53.6	$53.2	$69.9

8	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.
Interest Expense
Interest expense decreased approximately $5.8 million in 2020 compared to 2019, primarily reflecting lower borrowing rates on our outstanding indebtedness.
Interest expense increased approximately $17.3 million in 2019 compared to 2018, reflecting additional interest costs related to the $500 million of senior notes we issued in December 2018.
Other
Non-Operating
Expense (Income), Net
Other
non-operating
expense, net, decreased in 2020 compared to 2019 primarily due to the prior-year impact of the ADPP termination. In 2019, we recorded approximately $444 million of final settlement charges related to the termination of the ADPP, which increased other non-operating
expense compared to 2018.
Refer to Note 6, “Pension and Other Postretirement Benefits,” and Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.

Net Income and Earnings per Share (In millions, except percentages and per share amounts)	2020	2019	2018
Income before taxes	$737.3	$249.5	$554.8
Provision for (benefit from) income taxes	177.7	(56.7)	85.4
Equity method investment (losses) gains	(3.7)	(2.6)	(2.0)
Net income	$555.9	$303.6	$467.4
Net income per common share	$6.67	$3.61	$5.35
Net income per common share, assuming dilution	6.61	3.57	5.28
Effective tax rate	24.1%	(22.7)%	15.4%
Provision for (Benefit from) Income Taxes
Our effective tax rate in 2020 increased compared to 2019, while our effective tax rate in 2019 decreased compared to 2018, primarily due to the tax effects of the settlement charges associated with the termination of the ADPP and a discrete foreign structuring transaction in 2019. Moreover, our effective tax rate in 2018 reflected tax benefits related to adjustments to our 2017 U.S. Tax Cuts and Jobs Act (“TCJA”) provisional amount and a discrete foreign tax planning action.
We expect our effective tax rate for 2021 to be in the
mid-twenty
percent range. Our effective tax rate can vary from period to period due to the recognition of discrete events, such as changes in tax reserves, settlements of income tax audits, changes in tax laws and regulations, return-to-provision
adjustments, and tax impacts related to stock-based payments, as well as recurring factors, such as changes in the mix of earnings in countries with differing statutory tax rates and the execution of tax planning strategies.
We continue to pursue planning opportunities in certain foreign jurisdictions, some of which are to react to the loss of concessionary tax rates in prior years. For example, in 2020, we reached a tax incentive settlement agreement with a foreign tax authority related to self-developed intellectual property. We remain focused on advancing our progress towards the realization of additional opportunities.
Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.
RESULTS OF OPERATIONS BY REPORTABLE SEGMENT
Operating income refers to income before taxes, interest and other non-operating
expense (income), net.

Label and Graphic Materials (In millions)	2020	2019	2018
Net sales including intersegment sales	$4,795.4	$4,826.1	$4,929.8
Less intersegment sales	(80.3)	(80.2)	(78.7)
Net sales	$4,715.1	$4,745.9	$4,851.1
Operating income (1)	688.8	601.5	568.2
(1) Included charges associated with restructuring actions and gain/losses on sale of assets in all years, transaction and related costs and gain on investments in 2020, and Argentine peso remeasurement transition loss and a restructuring-related charge in 2018.	$22.2	$28.3	$61.8
Net Sales
The factors impacting reported sales change are shown in the table below.

	2020	2019
Reported sales change	(1)%	(2)%
Foreign currency translation	1	4
Extra week impact	(1)	–
Sales change ex. currency (1)	(1)	–
Acquisitions	–	–
Organic sales change (1)	(1)%	1%
(1)	Totals may not sum due to rounding

Avery Dennison Corporation	|	2020 Annual Report	9

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

In 2020, net sales decreased on an organic basis primarily due to raw material deflation-related price reductions, which more than offset higher volume/mix. On an organic basis, net sales increased by a low-single
digit rate in emerging markets and North America and decreased by a low-to-mid
single digit rate in Western Europe.
In 2019, net sales increased on an organic basis primarily due to prior year pricing actions. On an organic basis, net sales increased by a low-single
digit rate in emerging markets and were comparable to prior year in North America and Western Europe.
Operating Income
Operating income increased in 2020 compared to 2019 primarily due to benefits from productivity initiatives, including temporary cost reduction actions, material re-engineering
and savings from restructuring actions, net of transition costs, and benefits from raw material deflation, net of pricing and the impact of the extra week in our 2020 fiscal year. These benefits were partially offset by higher employee-related costs, unfavorable volume/mix and increased allowance for credit losses.
Operating income increased in 2019 compared to 2018 primarily due to benefits from productivity initiatives, including material re-engineering
and savings from restructuring actions, net of transition costs, and lower restructuring charges, partially offset by the unfavorable impact of foreign currency translation and the combined effect of volume/mix.

Retail Branding and Information Solutions (In millions)	2020	2019	2018
Net sales including intersegment sales	$1,658.4	$1,670.9	$1,617.9
Less intersegment sales	(27.5)	(20.6)	(4.7)
Net sales	$1,630.9	$1,650.3	$1,613.2
Operating income (1)	144.7	196.6	170.4
(1) Included charges associated with restructuring actions and net gains on sales of assets in all years, transaction and related costs in 2020 and 2019 and loss on investment in 2020.	$22.7	$9.9	$11.4
Net Sales
The factors impacting reported sales change are shown in the table below.

	2020	2019
Reported sales change	(1)%	2%
Foreign currency translation	1	2
Extra week impact	(2)	–
Reclassification of sales between segments	–	1
Sales change ex. currency (1)	(2)	5
Acquisitions	(7)	–
Organic sales change (1)	(10)%	5%
(1)	Totals may not sum due to rounding
In 2020, sales ex. currency decreased from the prior year due to a mid-teens
rate decline in the base business driven by temporary closures of apparel manufacturing sites and lower demand for apparel, partially offset by an approximate 40% increase in RFID solutions in the segment, including the benefit of the Smartrac acquisition. The substantial majority of our sales of RFID solutions is reported within our RBIS reportable segment. On an organic basis, sales in the segment related to RFID solutions increased by a mid-single
digit rate. Company-wide, sales of RFID solutions increased on an organic basis at a high-single digit rate.
In 2019, net sales increased on an organic basis primarily due to continued strength in RFID solutions and external embellishments.
Operating Income
Operating income decreased in 2020 compared to 2019 primarily due to lower volume, higher long-term growth-related investments, including costs associated with the Smartrac acquisition, higher restructuring charges and increased allowance for credit losses, partially offset by benefits from productivity initiatives, including temporary cost reduction actions and savings from restructuring actions, net of transition costs.
Operating income increased in 2019 compared to 2018 primarily due to higher volume and benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, partially offset by higher employee-related costs.

10	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Industrial and Healthcare Materials (In millions)	2020	2019	2018
Net sales including intersegment sales	$631.9	$682.7	$703.5
Less intersegment sales	(6.4)	(8.8)	(8.8)
Net sales	$625.5	$673.9	$694.7
Operating income (1)	58.2	60.0	62.9
(1) Included charges associated with restructuring actions in all years and reversal of acquisition-related contingent consideration in 2018.	$8.4	$9.4	$(1.0)
Net Sales
The factors impacting reported sales change are shown in the table below.

	2020	2019
Reported sales change	(7)%	(3)%
Foreign currency translation	–	3
Extra week impact	(2)	–
Sales change ex. currency (1)	(9)	–
Acquisitions	–	–
Organic sales change (1)	(9)%	–%
(1)	Totals may not sum due to rounding
In 2020, net sales decreased on an organic basis due to a high single-digit rate decline in industrial categories and a mid-single
digit decline in healthcare categories.
In 2019, net sales were comparable to prior year on an organic basis.
Operating Income
Operating income decreased in 2020 compared to 2019 primarily due to lower volume, partially offset by benefits from productivity initiatives, including temporary cost reduction actions and savings from restructuring actions, net of transition costs.
Operating income decreased in 2019 compared to 2018 primarily due to higher restructuring charges and a prior-year reversal of acquisition-related contingent consideration, as well as higher employee-related costs, largely offset by benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and the net benefit of pricing and raw material costs.
FINANCIAL CONDITION

Liquidity Operating Activities (In millions)	2020	2019	2018
Net income	$555.9	$303.6	$467.4
Depreciation	154.2	140.3	141.5
Amortization	51.1	38.7	39.5
Provision for credit losses and sales returns	64.0	58.7	45.6
Stock-based compensation	24.0	34.5	34.3
Pension plan settlements and related charges	.5	444.1	93.7
Deferred taxes and other non-cash taxes	9.3	(216.9)	(32.7)
Other non-cash expense and loss (income and gain), net	44.9	28.3	60.4
Trade accounts receivable	14.7	(42.2)	(62.5)
Inventories	(6.0)	(18.1)	(70.5)
Accounts payable	(68.2)	46.4	43.6
Taxes on income	(35.2)	5.4	(35.5)
Other assets	18.2	38.4	(11.6)
Other liabilities	(76.1)	(114.7)	(255.3)
Net cash provided by operating activities	$751.3	$746.5	$457.9
In 2020, cash flow provided by operating activities increased compared to 2019 primarily due to higher net income, lower pension plan contributions, lower payroll and incentive compensation payments, and lower severance payments related to restructuring actions, partially offset by higher income tax payments, net of refunds, and changes in operational working capital primarily related to the timing of vendor payments.
In 2019, cash flow provided by operating activities increased compared to 2018 primarily due to lower pension plan contributions, improved operational working capital, and lower incentive compensation payments, partially offset by higher severance payments related to restructuring actions.

Avery Dennison Corporation	|	2020 Annual Report	11

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Investing Activities (In millions)	2020	2019	2018
Purchases of property, plant and equipment	$(201.4)	$(219.4)	$(226.7)
Purchases of software and other deferred charges	(17.2)	(37.8)	(29.9)
Proceeds from sales of property, plant and equipment	9.2	7.8	9.4
Proceeds from insurance and sales (purchases) of investments, net	5.6	4.9	18.5
Payments for acquisitions, net of cash acquired, and investments in businesses	(350.4)	(6.5)	(3.8)
Net cash used in investing activities	$(554.2)	$(251.0)	$(232.5)
Purchases of Property, Plant and Equipment
In 2020, 2019 and 2018, we invested in equipment and expanded manufacturing facilities to support growth, and productivity improvements primarily in the U.S. and certain countries in Asia, including Thailand, India, and China, for our LGM reportable segment and in China, the U.S., and Malaysia for our RBIS reportable segment.
Purchases of Software and Other Deferred Charges
In 2020 and 2019, we invested in information technology upgrades worldwide. In 2019, we also invested in enterprise resource planning system implementations in North America. In 2018, we invested in enterprise resource planning system implementations in North America and Asia.
Proceeds from Sales of Property, Plant and Equipment
In 2020, the majority of the proceeds from sales of property, plant and equipment was related to the sale of a property in Europe. In 2019, the majority of the proceeds from sales of property, plant and equipment was related to the sale of three properties in North America, Asia and Europe. In 2018, the majority of the proceeds from sales of property, plant and equipment was related to the sale of two properties in Europe.
Proceeds from Insurance and Sales (Purchases) of Investments, Net
In 2020 and 2019, we had lower proceeds from insurance associated with our company-owned life insurance policies, partially offset by lower net (purchases) sales of investments compared to the prior year.
Payments for Acquisitions, Net of Cash Acquired, and Investments in Businesses
In 2020, we paid consideration, net of cash acquired, of approximately $255 million to acquire Smartrac, which we initially funded through commercial paper borrowings, and approximately $88 million to acquire ACPO. We also invested in certain strategic unconsolidated businesses in 2020, 2019 and 2018.
Refer to Note 2, “Acquisitions,” to the Consolidated Financial Statements for more information.

Financing Activities (In millions)	2020	2019	2018
Net increase (decrease) in borrowings (maturities of three months or less)	$(110.4)	$(5.3)	$(77.6)
Additional borrowings under revolving credit facility	500.0	–	–
Repayments of revolving credit facility	(500.0)	–	–
Additional long-term borrowings	493.7	–	493.3
Repayments of long-term debt and finance leases	(270.2)	(18.6)	(6.4)
Dividends paid	(196.8)	(189.7)	(175.0)
Share repurchases	(104.3)	(237.7)	(392.9)
Net (tax withholding) proceeds related to stock-based compensation	(19.7)	(17.4)	(32.2)
Payments of contingent consideration	–	(1.6)	(17.3)
Net cash used in financing activities	$(207.7)	$(470.3)	$(208.1)
Borrowings and Repayment of Debt
During 2020, 2019, and 2018, our commercial paper borrowings were used for dividend payments, share repurchases, capital expenditures, and other general corporate purposes. During 2020, commercial paper borrowings were also used for the Smartrac acquisition, with those borrowings subsequently repaid using a portion of the net proceeds of $493.7 million from the $500 million of senior notes we issued in March 2020. We used the remaining proceeds from these notes to repay the $250 million aggregate principal amount of senior notes that matured in April 2020. We also repaid $15 million of medium-term notes that matured in June 2020.
In the first quarter of 2020, in light of uncertainty as a result of
COVID-19
regarding the availability of commercial paper, which we typically rely upon to fund our day-to-day
operational needs, and the relatively favorable terms under our recently-extended $800 million Revolver, we borrowed $500 million from the Revolver with a six-month
duration. We repaid this amount in June 2020.

12	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

In December 2018, we issued $500 million of senior notes, due December 2028. These senior notes bear an interest rate of 4.875% per year, payable semi-annually in arrears. The net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, were $493.3 million, which we used to repay commercial paper borrowings. Prior to the issuance of these senior notes, we used commercial paper borrowings to fund our $200 million contribution to the ADPP in connection with its termination.
Refer to Note 2, “Acquisitions,” and Note 4, “Debt,” to the Consolidated Financial Statements for more information.
Dividends Paid
We paid dividends per share of $2.36, $2.26, and $2.01 in 2020, 2019, and 2018, respectively. In October 2020, we increased our quarterly dividend to $.62 per share, representing an increase of approximately 7% from our previous dividend rate of $.58 per share. In April 2019, we increased our quarterly dividend to $.58 per share, representing an increase of approximately 12% from our previous dividend rate of $.52 per share.
Share Repurchases
From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2020, 2019 and 2018, we repurchased approximately .8 million, 2 million, and 4 million shares of our common stock, respectively. We temporarily paused share repurchase activity in March 2020 as a result of
COVID-19
and resumed repurchases late in the third quarter of 2020.
In April 2019, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. As of January 2, 2021, shares of our common stock in the aggregate amount of $540.4 million remained authorized for repurchase under this Board authorization.
Net (Tax Withholding) Proceeds Related to Stock-Based Compensation
In 2020, proceeds from stock option exercises decreased while tax withholding for stock-based compensation also decreased compared to 2019 primarily as a result of fewer vesting of equity awards. In 2019, proceeds from stock option exercises increased while tax withholding for stock-based compensation decreased compared to 2018 as a result of equity awards vesting at lower share prices.
Approximately .05 million, .3 million, and .03 million stock options were exercised in 2020, 2019, and 2018, respectively. Refer to Note 12, “Long-Term Incentive Compensation,” to the Consolidated Financial Statements for more information.
Analysis of Selected Balance Sheet Accounts
Long-lived Assets
Property, plant and equipment, net, increased by approximately $133 million to $1.34 billion at year-end
2020, which primarily reflected purchases of property, plant and equipment, the acquisitions of Smartrac and ACPO, and the impact of foreign currency translation, partially offset by depreciation expense.
Goodwill increased by approximately $206 million to $1.14 billion at year-end
2020, which reflected acquired goodwill associated with the Smartrac and ACPO acquisitions and the impact of foreign currency translation.
Other intangibles resulting from business acquisitions, net, increased by approximately $98 million to $224.9 million at year-end
2020, which reflected the valuations of other intangibles from the acquisitions of Smartrac and ACPO and the impact of foreign currency translation, partially offset by amortization expense.
Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for more information.
Shareholders’ Equity Accounts
The balance of our shareholders’ equity increased by approximately $281 million to $1.48 billion at year-end
2020. Refer to Note 11, “Supplemental Equity and Comprehensive Income Information,” to the Consolidated Financial Statements for more information.
Impact of Foreign Currency Translation

(In millions)	2020	2019
Change in net sales	$(67)	$(230)
In 2020, international operations generated approximately 76% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

Avery Dennison Corporation	|	2020 Annual Report	13

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The unfavorable impact of foreign currency translation on net sales in 2020 compared to 2019 was primarily related to sales in Brazil, India and Mexico, partially offset by euro-denominated sales.
On July 1, 2018, we began accounting for our operations in Argentina as highly inflationary, as the country’s three-year cumulative inflation rate exceeded 100%. As a result, the functional currency of our Argentine subsidiary became the U.S. dollar.
Effect of Foreign Currency Transactions
The impact on net income from transactions denominated in foreign currencies is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option and swap contracts where available and appropriate. We also utilized certain foreign-currency-denominated debt to mitigate our foreign currency translation exposure from our net investment in foreign operations. Refer to Note 5, “Financial Instruments,” to the Consolidated Financial Statements for more information.
Analysis of Selected Financial Ratios
We utilize the financial ratios discussed below to assess our financial condition and operating performance. We believe this information assists our investors in understanding drivers of our cash flow other than net income and capital expenditures.
Operational Working Capital Ratio
Operational working capital, as a percentage of annualized current-quarter net sales, is reconciled to working capital below. Our objective is to minimize our investment in operational working capital, as a percentage of annualized current-quarter net sales, to maximize our cash flow and return on investment. Operational working capital, as a percentage of annualized current-quarter net sales, in 2020 was higher compared to 2019.

(In millions, except percentages)	2020	2019
(A) Working capital	$490.2	$86.8
Reconciling items:
Cash and cash equivalents	(252.3)	(253.7)
Other current assets	(211.5)	(211.7)
Short-term borrowings and current portion of long-term debt and finance leases	64.7	440.2
Current income taxes payable and other current accrued liabilities	810.4	747.5

(B) Operational working capital	$901.5	$809.1

(C) Fourth-quarter net sales, annualized	$7,394.8	$7,091.6

Operational working capital, as a percentage of annualized current-quarter net sales (B) ÷ (C)	12.2%	11.4%
Accounts Receivable Ratio
The average number of days sales outstanding was 61 days in 2020 compared to 62 days in 2019, calculated using the accounts receivable balance at year-end
divided by the average daily sales in the fourth quarter of 2020 and 2019, respectively. The decrease in average number of days sales outstanding primarily reflected focused collection results, partially offset by the impact of foreign currency translation.
Inventory Ratio
Average inventory turnover was 7.3 in 2020 compared to 7.8 in 2019, calculated using the annualized fourth-quarter cost of products sold in 2020 and 2019, respectively, and divided by the inventory balance at year-end.
The decrease in average inventory turnover primarily reflected the timing of inventory purchases.
Accounts Payable Ratio
The average number of days payable outstanding was 73 days in 2020 compared to 75 days in 2019, calculated using the accounts payable balance at year-end
divided by the annualized fourth-quarter cost of products sold in 2020 and 2019, respectively. The decrease in average number of days payable outstanding primarily reflected the timing of vendor payments, partially offset by the impact of foreign currency translation.

14	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Capital Resources
Capital resources include cash flows from operations, cash and cash equivalents and debt financing, including access to commercial paper supported by our Revolver. We use these resources to fund operational needs.
At
year-end
2020, we had cash and cash equivalents of $252.3 million held in accounts at third-party financial institutions. Our cash balances are held in numerous locations throughout the world. At year-end
2020, the majority of our cash and cash equivalents was held by our foreign subsidiaries.
To meet U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from foreign subsidiaries, and repatriating foreign earnings and profits. However, if we were to repatriate foreign earnings and profits, a portion would be subject to cash payments of withholding taxes imposed by foreign tax authorities. Additional U.S. taxes may also result from the impact of foreign currency movements related to these earnings and profits. Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.
In February 2020, we amended and restated the Revolver, eliminating one of the financial covenants and extending its maturity date to February 13, 2025. The maturity date may be extended for a one-year
period under certain circumstances. The commitments under the Revolver may be increased by up to $400 million, subject to lender approvals and customary requirements. The Revolver is used as a back-up
facility for our commercial paper program and can be used for other corporate purposes.
The Revolver contains a financial covenant that requires us to maintain a maximum leverage ratio (calculated as a ratio of consolidated debt to consolidated EBITDA as defined in the agreement) of not more than 3.50 to 1.00; provided that, in the event of an acquisition by us that exceeds $250 million, the maximum leverage ratio increases to 4.00 to 1.00 for the fiscal quarter in which the acquisition occurs and three consecutive fiscal quarters immediately following that fiscal quarter. As of January 2, 2021 and December 28, 2019, our ratio was substantially below the maximum ratio allowed by the Revolver.
In addition to the Revolver, we have significant short-term lines of credit available in various countries of approximately $390 million in the aggregate at January 2, 2021. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under our lines of credit were $22.2 million and $37.4 million at January 2, 2021 and December 28, 2019, respectively, with a weighted average interest rate of 3.6% and 6.4%, respectively.
Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.
We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.
Capital from Debt
The carrying value of our total debt increased by approximately $177 million to $2.12 billion at year-end
2020 compared to $1.94 billion at
year-end
2019, primarily reflecting our issuance of senior notes in March 2020, partially offset by long- and medium-term debt repayments in the second quarter of 2020 and a net decrease in commercial paper borrowings.
Credit ratings are a significant factor in our ability to raise short- and long-term financing. The credit ratings assigned to us also impact the interest rates we pay and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings could impact our ability to access commercial paper markets. If our access to commercial paper markets were to become limited, as it did in the first quarter of 2020 as a result of
COVID-19,
we believe that the Revolver and our other credit facilities would be available to meet our short-term funding requirements. When determining a credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team. There has been no change to the credit ratings assigned to us as a result of
COVID-19.
We remain committed to maintaining an investment grade rating.
Fair Value of Debt
The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $2.34 billion at January 2, 2021 and $2.05 billion at December 28, 2019. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for more information.

Avery Dennison Corporation	|	2020 Annual Report	15

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Contractual Obligations, Commitments and
Off-Balance
Sheet Arrangements
Contractual Obligations at End of Year 2020

	Payments Due by Period
(In millions)	Total	2021	2022	2023	2024	2025	Thereafter
Short-term borrowings	$59.1	$59.1	$–	$–	$–	$–	$–
Long-term debt	2,042.8	–	–	250.0	–	644.9	1,147.9
Interest on long-term debt	458.6	62.0	62.0	56.0	53.6	45.9	179.1
Finance leases	30.3	14.1	5.5	4.8	4.5	1.3	.1
Operating leases	183.6	47.9	34.7	25.4	19.5	15.3	40.8

Total contractual obligations	$2,774.4	$183.1	$102.2	$336.2	$77.6	$707.4	$1,367.9

The table above does not include:
•
Purchase obligations or open purchase orders at
year-end
– It is impracticable for us to obtain or provide a reasonable estimate of this information due to the decentralized nature of our purchasing systems. In addition, purchase orders are generally entered into at fair value and cancelable without penalty.

•
Cash funding requirements for pension benefits payable to certain eligible current and future retirees under our funded plans – Benefits under our funded pension plans are paid through trusts or trust equivalents. Cash funding requirements for our funded plans, which can be significantly impacted by earnings on investments, the discount rate, changes in the plans, and funding laws and regulations, are not included as we are not able to estimate required contributions to the trusts or trust equivalents. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for information regarding our expected contributions to these plans and plan terminations and settlements.

•
Pension and postretirement benefit payments – We have unfunded benefit obligations related to defined benefit plans. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information, including our expected benefit payments over the next 10 years.

•
Deferred compensation plan benefit payments – It is impracticable for us to obtain a reasonable estimate for 2020 and beyond due to the volatility of payment amounts and certain events that could trigger immediate payment of benefits to participants. In addition, participant account balances are marked-to-market
monthly and benefit payments are adjusted annually. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.

•
Cash-based awards to employees under incentive compensation plans – The amounts to be paid to employees under these awards are based on our stock price and, as applicable, achievement of certain performance objectives as of the end of their respective performance periods. Therefore, we cannot reasonably estimate the amounts to be paid on the respective vesting dates. Refer to Note 12, “Long-term Incentive Compensation,” to the Consolidated Financial Statements for more information.

•
Unfunded termination indemnity benefits to certain employees outside of the U.S. – These benefits are subject to applicable agreements, local laws and regulations. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.

•
Unrecognized tax benefits of $72 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.

•
Payments related to cost reduction actions – Payments for severance and other contract terminations are subject to applicable agreements, local laws and practices. Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.

16	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
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
Goodwill
Business combinations are accounted for using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics. We perform an annual impairment test of goodwill during the fourth quarter. In performing the impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not
that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. A quantitative assessment primarily consists of a present value (discounted cash flow) method to determine the fair value of reporting units with goodwill.
Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit.
We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit’s fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit.
In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Assumptions about discount rates are based on a weighted average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.
In our annual impairment analysis in the fourth quarter of 2020, the goodwill of one reporting unit in our LGM reportable segment was tested utilizing a qualitative assessment. Based on this assessment, we determined that the fair value of this reporting unit was more-likely-than-not
greater than its carrying value. Therefore, the goodwill of this reporting unit was not impaired.
Additionally, in our annual 2020 impairment analysis, the goodwill of one reporting unit in our Label and Graphic Materials reportable segment and all reporting units in our Industrial and Healthcare Materials and Retail Branding and Information Solutions reportable segments were tested utilizing a quantitative assessment. This assessment indicated that the fair values of these reporting units exceeded their respective carrying amounts, including goodwill, by more than 100% and the goodwill of these reporting units was not impaired.
Pension and Postretirement Benefits
Assumptions used in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that

Avery Dennison Corporation	|	2020 Annual Report	17

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

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
Discount Rate
In consultation with our actuaries, we annually review and determine the discount rates to be used in valuing our postretirement obligations. The assumed discount rates for our international pension plans reflect market rates for high quality corporate bonds currently available. Our discount rates are determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our plans. As of January 2, 2021, a .25% increase in the discount rates associated with our international plans would have decreased our year-end
projected benefit obligation by $50 million and increased expected periodic benefit cost for the coming year by approximately $2 million. Conversely, a .25% decrease in the discount rates associated with our international plans would have increased our year-end
projected benefit obligation by approximately $50 million and decreased expected periodic benefit cost for the coming year by approximately $2 million.
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
Long-term Return on Plan Assets
We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of .25% on the long-term return on assets associated with our international plans would have decreased or increased our periodic benefit cost for the coming year by approximately $2 million.
Taxes Based on Income
We are subject to income tax in the U.S. and multiple foreign jurisdictions, whereby judgment is required in evaluating and estimating our worldwide provision, accruals for taxes, deferred taxes and for evaluating our tax positions. Our provision for (benefit from) income taxes is determined using the asset and liability approach in accordance with GAAP. Deferred tax assets represent amounts available to reduce income taxes payable in future years. These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We evaluate the realizability of these future tax deductions and credits by assessing the period over which recoverability is allowed by law and the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Our assessment of these sources of income relies heavily on estimates. Our forecasted earnings by jurisdiction are determined by how we operate our business and any changes to our operations may affect our effective tax rate. For example, our future income tax rate could be adversely affected by earnings being lower than anticipated in jurisdictions in which we have significant deferred tax assets that are dependent on such earnings to be realized. We use historical experience along with operating forecasts to evaluate expected future taxable income. To the extent we do not consider it more-likely-than-not
that a deferred tax asset will be recovered, a valuation allowance is established in the period we make that determination. Tax planning strategies are defined as “actions that: are prudent and feasible; an entity ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.”
Our income tax rate is significantly affected by the different tax rates applicable in the jurisdictions in which we do business.
We calculate our current and deferred tax provision based on estimates and assumptions that could differ

18	2020 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.
Tax laws and regulations are complex and subject to different interpretations by taxpayers and governmental taxing authorities. We review our tax positions quarterly and adjust the balances as new information becomes available. Significant judgment is required in determining our tax expense and evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of the governmental authorities exercising jurisdiction over our operations. We recognize and measure our uncertain tax positions following the more-likely-than-not
threshold for recognition and measurement for tax positions we take or expect to take on a tax return. For example, we continue to monitor developments regarding the European Commission state aid investigations, for jurisdictions in which we have significant operations, such as the Netherlands and Luxembourg.
Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.
Long-Term Incentive Compensation
Valuation of Stock-Based Awards
We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units (“RSUs”). We base compensation expense for performance units (“PUs”) on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. We base compensation expense related to market-leveraged stock units (“MSUs”) on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.
Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.
We estimated the fair value of stock options as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate, and the expected option term. No stock options were granted in fiscal years 2020, 2019 or 2018.
We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective based on a financial performance condition based on the fair market value of our common stock as of the date of the grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward from the target shares at the time of grant based on the probability of the performance objectives established for the award being achieved.
We determine the fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.
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
RECENT ACCOUNTING REQUIREMENTS
Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for this information.

Avery Dennison Corporation	|	2020 Annual Report	19

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

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
Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve our objective, we may periodically use interest rate contracts to manage our exposure to interest rate changes.
Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with natural gas we anticipate using in our manufacturing operations. These amounts are not material to our financial statements.
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
In both 2020 and 2019, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year
historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day
time horizon.
The estimated maximum potential
one-day
loss in earnings for our foreign exchange positions and contracts was not significant at year-end
2020 or 2019.
Interest Rate Sensitivity
In 2020 and 2019, an assumed 18 basis point and 30 basis point, respectively, increase in interest rates affecting our variable-rate borrowings (10% of our weighted average interest rate on floating rate debt) would not have had a significant impact on interest expense.

20	2020 Annual Report	|	Avery Dennison Corporation

Consolidated Balance Sheets

(Dollars in millions, except per share amount)	January 2, 2021	December 28, 2019
Assets
Current assets:
Cash and cash equivalents	$252.3	$253.7
Trade accounts receivable, less allowances of $44.6 and $27.1 at year-end 2020 and 2019, respectively	1,235.2	1,212.2
Inventories, net	717.2	663.0
Other current assets	211.5	211.7
Total current assets	2,416.2	2,340.6
Property, plant and equipment, net	1,343.7	1,210.7
Goodwill	1,136.4	930.8
Other intangibles resulting from business acquisitions, net	224.9	126.5
Deferred tax assets	197.7	225.4
Other assets	765.0	654.8
	$6,083.9	$5,488.8

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and finance leases	$64.7	$440.2
Accounts payable	1,050.9	1,066.1
Accrued payroll and employee benefits	239.0	220.4
Accrued trade rebates	140.2	132.4
Income taxes payable	86.3	71.4
Other current liabilities	344.9	323.3
Total current liabilities	1,926.0	2,253.8
Long-term debt and finance leases	2,052.1	1,499.3
Long-term retirement benefits and other liabilities	503.6	421.4
Deferred tax liabilities and income taxes payable	117.3	110.3
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2020 and 2019; issued – 124,126,624 shares at year-end 2020 and 2019; outstanding – 83,151,174 and 83,366,840 shares at year-end 2020 and 2019, respectively	124.1	124.1
Capital in excess of par value	862.1	874.0
Retained earnings	3,349.3	2,979.1
Treasury stock at cost, 40,975,450 and 40,759,784 shares at year-end 2020 and 2019, respectively	(2,501.0)	(2,425.1)
Accumulated other comprehensive loss	(349.6)	(348.1)
Total shareholders’ equity	1,484.9	1,204.0
	$6,083.9	$5,488.8
See Notes to Consolidated Financial Statements

Avery Dennison Corporation	|	2020 Annual Report	21

Consolidated Statements of Income

(In millions, except per share amounts)	2020	2019	2018
Net sales	$6,971.5	$7,070.1	$7,159.0
Cost of products sold	5,048.2	5,166.0	5,243.5
Gross profit	1,923.3	1,904.1	1,915.5
Marketing, general and administrative expense	1,060.5	1,080.4	1,127.5
Other expense (income), net	53.6	53.2	69.9
Interest expense	70.0	75.8	58.5
Other non-operating expense (income), net	1.9	445.2	104.8
Income before taxes	737.3	249.5	554.8
Provision for (benefit from) income taxes	177.7	(56.7)	85.4
Equity method investment (losses) gains	(3.7)	(2.6)	(2.0)
Net income	$555.9	$303.6	$467.4

Per share amounts:
Net income per common share	$6.67	$3.61	$5.35
Net income per common share, assuming dilution	$6.61	$3.57	$5.28

Weighted average number of shares outstanding:
Common shares	83.4	84.0	87.3
Common shares, assuming dilution	84.1	85.0	88.6
See Notes to Consolidated Financial Statements

22	2020 Annual Report	|	Avery Dennison Corporation

Consolidated Statements of Comprehensive Income

(In millions)	2020	2019	2018
Net income	$555.9	$303.6	$467.4
Other comprehensive income (loss), net of tax:
Foreign currency translation:
Translation gain (loss)	(3.0)	2.3	(91.2)
Pension and other postretirement benefits:
Net gain (loss) recognized from actuarial gain/loss and prior service cost/credit	6.2	66.4	(4.1)
Reclassifications to net income	2.9	266.1	93.8
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	(7.5)	.5	1.1
Reclassifications to net income	(.1)	(1.4)	(1.1)
Other comprehensive income (loss), net of tax	(1.5)	333.9	(1.5)
Total comprehensive income, net of tax	$554.4	$637.5	$465.9
See Notes to Consolidated Financial Statements

Avery Dennison Corporation	|	2020 Annual Report	23

Consolidated Statements of Shareholders’ Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balance as of December 30, 2017	$124.1	$862.6	$2,596.7	$(1,856.7)	$(680.5)	$1,046.2
Tax accounting for intra-entity asset transfers (1)	–	–	(13.8)	–	–	(13.8)
Balance as of December 31, 2017	$124.1	$862.6	$2,582.9	$(1,856.7)	$(680.5)	$1,032.4
Net income	–	–	467.4	–	–	467.4
Other comprehensive income (loss), net of tax	–	–	–	–	(1.5)	(1.5)
Repurchase of 3,951,215 shares for treasury	–	–	–	(392.9)	–	(392.9)
Issuance of 458,506 shares under stock-based compensation plans	–	9.4	(24.1)	17.6	–	2.9
Contribution of 204,823 shares to 401(k) Plan	–	–	13.7	8.1	–	21.8
Dividends of $2.01 per share	–	–	(175.0)	–	–	(175.0)
Balance as of December 29, 2018	$124.1	$872.0	$2,864.9	$(2,223.9)	$(682.0)	$955.1
Net income	–	–	303.6	–	–	303.6
Other comprehensive income (loss), net of tax	–	–	–	–	333.9	333.9
Repurchase of 2,222,937 shares for treasury	–	–	–	(237.7)	–	(237.7)
Issuance of 665,380 shares under stock-based compensation plans	–	2.0	(13.6)	28.0	–	16.4
Contribution of 200,742 shares to 401(k) Plan	–	–	13.9	8.5	–	22.4
Dividends of $2.26 per share	–	–	(189.7)	–	–	(189.7)
Balance as of December 28, 2019	$124.1	$874.0	$2,979.1	$(2,425.1)	$(348.1)	$1,204.0
Net income	–	–	555.9	–	–	555.9
Other comprehensive income (loss), net of tax	–	–	–	–	(1.5)	(1.5)
Repurchase of 792,997 shares for treasury	–	–	–	(104.3)	–	(104.3)
Issuance of 389,102 shares under stock-based compensation plans	–	(11.9)	(3.4)	20.2	–	4.9
Contribution of 188,229 shares to 401(k) Plan	–	–	14.5	8.2	–	22.7
Dividends of $2.36 per share	–	–	(196.8)	–	–	(196.8)
Balance as of January 2, 2021	$124.1	$862.1	$3,349.3	$(2,501.0)	$(349.6)	$1,484.9
(1)
In the first quarter of 2018, we adopted an accounting guidance update that requires recognition of the income tax effects of intra-entity sales and transfers of assets other than inventory in the period in which they occur.

See Notes to Consolidated Financial Statements

24	2020 Annual Report	|	Avery Dennison Corporation

Consolidated Statements of Cash Flows

(In millions)	2020	2019	2018
Operating Activities
Net income	$555.9	$303.6	$467.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	154.2	140.3	141.5
Amortization	51.1	38.7	39.5
Provision for credit losses and sales returns	64.0	58.7	45.6
Stock-based compensation	24.0	34.5	34.3
Pension plan settlements and related charges	.5	444.1	93.7
Deferred taxes and other non-cash taxes	9.3	(216.9)	(32.7)
Other non-cash expense and loss (income and gain), net	44.9	28.3	60.4
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	14.7	(42.2)	(62.5)
Inventories	(6.0)	(18.1)	(70.5)
Accounts payable	(68.2)	46.4	43.6
Taxes on income	(35.2)	5.4	(35.5)
Other assets	18.2	38.4	(11.6)
Other liabilities	(76.1)	(114.7)	(255.3)
Net cash provided by operating activities	751.3	746.5	457.9

Investing Activities
Purchases of property, plant and equipment	(201.4)	(219.4)	(226.7)
Purchases of software and other deferred charges	(17.2)	(37.8)	(29.9)
Proceeds from sales of property, plant and equipment	9.2	7.8	9.4
Proceeds from insurance and sales (purchases) of investments, net	5.6	4.9	18.5
Payments for acquisitions, net of cash acquired, and investments in businesses	(350.4)	(6.5)	(3.8)
Net cash used in investing activities	(554.2)	(251.0)	(232.5)

Financing Activities
Net increase (decrease) in borrowings (maturities of three months or less)	(110.4)	(5.3)	(77.6)
Additional borrowings under revolving credit facility	500.0	–	–
Repayments of revolving credit facility	(500.0)	–	–
Additional long-term borrowings	493.7	–	493.3
Repayments of long-term debt and finance leases	(270.2)	(18.6)	(6.4)
Dividends paid	(196.8)	(189.7)	(175.0)
Share repurchases	(104.3)	(237.7)	(392.9)
Net (tax withholding) proceeds related to stock-based compensation	(19.7)	(17.4)	(32.2)
Payments of contingent consideration	–	(1.6)	(17.3)
Net cash used in financing activities	(207.7)	(470.3)	(208.1)
Effect of foreign currency translation on cash balances	9.2	(3.5)	(9.7)
Increase (decrease) in cash and cash equivalents	(1.4)	21.7	7.6
Cash and cash equivalents, beginning of year	253.7	232.0	224.4
Cash and cash equivalents, end of year	$252.3	$253.7	$232.0
See Notes to Consolidated Financial Statements

Avery Dennison Corporation	|	2020 Annual Report	25

Notes to Consolidated Financial Statements

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Our businesses produce pressure-sensitive materials and a variety of tickets, tags, labels and other converted products. We sell most of our pressure-sensitive materials to label printers and converters that convert the materials into labels and other products through embossing, printing, stamping and die-cutting.
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
The
coronavirus/COVID-19
pandemic (collectively referred to herein as
“COVID-19”)
negatively impacted our financial position and results of operations in fiscal year 2020, most significantly in our Retail Branding and Information Solutions (“RBIS”) and Industrial and Healthcare Materials (“IHM”) reportable segments.
Principles of Consolidation
Our Consolidated Financial Statements include the accounts of majority-owned and controlled subsidiaries. Intercompany accounts, transactions, and profits are eliminated in consolidation. We apply the equity method of accounting for investments in which we have significant influence but not a controlling interest.
Fiscal Year
Normally, our fiscal years consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks. Our 2020 fiscal year consisted of a
53-week
period ending January 2, 2021. Our 2019 and 2018 fiscal years consisted of
52-week
periods ending December 28, 2019 and December 29, 2018, respectively.
Accounting Guidance Updates
Credit Losses
In the first quarter of 2020, using the modified retrospective approach, we adopted amended accounting guidance that requires credit losses on financial instruments, including trade receivables, to be measured based on the expected credit loss model instead of the incurred loss model. The expected credit loss model requires us to consider forward-looking information to estimate our allowance for credit losses. Our adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions for the reporting period and as of the date of our financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. Actual results could differ from these estimates.
Cash and Cash Equivalents
Cash and cash equivalents generally consist of cash on hand, deposits in banks, cash-in-transit,
and bank drafts and short-term investments with maturities of three months or less when purchased or received. The carrying value of these assets approximates fair value due to the short maturity of the instruments.
Trade Accounts Receivable
We record trade accounts receivable at the invoiced amount. Our allowance for credit losses reserve represents allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to the following:
•	The financial condition of customers;
•	The aging of receivable balances;
•	Our historical collection experience; and
•	Current and expected future macroeconomic and market conditions.
No single customer represented 10% or more of our net sales in, or trade accounts receivable at, year-end
2020 or 2019. However, during 2020, 2019, and 2018, our ten largest customers by net sales in the aggregate represented approximately 17%, 16%, and 15% of our net sales, respectively. As of January 2, 2021 and December 28, 2019, our ten largest customers by trade accounts receivable in the aggregate represented approximately 13% and 12% of our trade accounts receivable, respectively. These customers were concentrated primarily in our Label and Graphic Materials (“LGM”) reportable segment. We generally do not require our customers to provide collateral.
Inventories
We state inventories at the lower of cost or net realizable value and categorized as raw materials, work-in-progress,
or finished goods. Cost is determined using the
first-in,
first-out
method. Inventory reserves are

26	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

recorded to cost of products sold for damaged, obsolete, excess and slow-moving inventory and we establish a lower cost basis for the inventory. We use estimates to record these reserves. Slow-moving inventory is reviewed by category and may be partially or fully reserved for depending on the type of product, level of usage, and length of time the product has been included in inventory.
Property, Plant and Equipment
We generally compute depreciation using the
straight-line
method over the estimated useful lives of the respective assets, ranging from ten to 45 years for buildings and improvements and three to 15 years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. We expense maintenance and repair costs as incurred; we capitalize renewals and improvements. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.
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
Software
We capitalize software costs incurred during the application development stage of software development, including costs incurred for design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. We expense software costs, including internal and external training costs and maintenance costs, incurred during the preliminary project stage and the post-implementation and/or operation stage. In addition, we capitalize implementation costs incurred under a hosting arrangement that is a service contract. Capitalized software, which is included in “Other assets” in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.
Impairment of Long-lived Assets
We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. We measure recoverability by comparing the undiscounted cash flows expected from the applicable asset or asset group’s use and eventual disposition to its carrying value. We calculate the amount of impairment loss as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.
Goodwill and Other Intangibles Resulting from Business Acquisitions
We account for business combinations using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patented and other developed technology, and trade names and trademarks.
We perform an annual impairment test of goodwill during the fourth quarter. In performing the impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not
that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. A quantitative assessment primarily consists of a present value (discounted cash flow) method to determine the fair value of reporting units with goodwill.
Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit.
We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit’s fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit.

Avery Dennison Corporation	|	2020 Annual Report	27

Notes to Consolidated Financial Statements

In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Assumptions about discount rates are based on a weighted average cost of capital for comparable companies. Assumptions about sales, operating margins, and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.
We test indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more-likely-than-not
that their carrying amounts exceed their fair values. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact our estimate of fair value. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
We amortize finite-lived intangible assets, consisting of customer relationships, patented and other developed technology, trade names and trademarks, and other intangibles, on a straight-line basis over the estimated useful life of the assets.
See Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” for more information.
Foreign Currency
We translate asset and liability accounts of international operations into U.S. dollars at current rates. Revenues and expenses are translated at the weighted average currency rate for the fiscal year. We record gains and losses resulting from hedging the value of investments in certain international operations and from the translation of balance sheet accounts directly as a component of other comprehensive income.
On July 1, 2018, we began accounting for our operations in Argentina as highly inflationary, as the country’s three-year cumulative inflation rate exceeded 100%. As a result, the functional currency of our Argentine subsidiary became the U.S. dollar.
Financial Instruments
We enter into foreign exchange derivative contracts to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. From time to time, we enter into interest rate contracts to help manage our exposure to certain interest rate fluctuations. We also enter into futures contracts to hedge certain price fluctuations for a portion of our anticipated domestic purchases of natural gas. The maximum length of time for which we hedge our exposure to the variability in future cash flows is 36 months for forecasted foreign exchange and commodity transactions and 10 years for cross-currency swap transactions.
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
We assess, both at the inception of any hedge and on an ongoing basis, whether our hedges are highly effective. If we determine that a hedge is not highly effective, we prospectively discontinue hedge accounting. For cash flow hedges, we record gains and losses as components of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings. In the event that the anticipated transaction is no longer likely to occur, we recognize the change in fair value of the instrument in current period earnings. We recognize changes in fair value hedges in current period earnings. We also recognize changes in the fair value of underlying hedged items (such as recognized assets or liabilities) in current period earnings and offset the changes in the fair value of the derivative.

28	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

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
Revenue Recognition
We recognize sales when or as we satisfy a performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration to which we expect to be entitled for the product or service. We consider a number of factors in determining when we have transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer’s legal title to the asset; (iii) physical possession of the asset; (iv) the customer’s significant risks and rewards of ownership of the asset; and (v) the customer’s acceptance of the asset.
Our payment terms with our customers are generally consistent with those used in our industries and the regions in which we operate.
We accept sales returns in certain limited circumstances. We record an estimate for return liabilities and a corresponding reduction to sales, in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. We update our estimates each reporting period.
Sales rebates, discounts, and other customer concessions represent variable consideration and are common in the industries and regions in which we operate, which we account for as a reduction to sales based on estimates at the time at which products are sold. We base these estimates on our historical experience, as well as current information such as sales forecasts. We review our estimates regularly and, as additional information becomes available, we adjust our sales and the respective accruals, as necessary.
We exclude sales tax, value-added tax, and other taxes we collect from customers from sales. We account for shipping and handling activities after control of a product is transferred to a customer as fulfillment costs and not as separate performance obligations. As a practical expedient, we have elected not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of less than one year. We generally expense sales commissions when incurred because the amortization period would have been one year or less. We record these costs in “Marketing, general and administrative expense” in the Consolidated Statements of Income.
Research and Development
Research and development costs are related to research, design, and testing of new products and applications, which we expense as incurred.
Long-Term Incentive Compensation
No long-term incentive compensation expense was capitalized in 2020, 2019, or 2018.
Valuation of Stock-Based Awards
We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units (“RSUs”). We base compensation expense for performance units (“PUs”) on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. We base compensation expense related to market-leveraged stock units (“MSUs”) on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.
Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.
We estimated the fair value of stock options as of the date of grant using the Black-Scholes option-pricing

Avery Dennison Corporation	|	2020 Annual Report	29

Notes to Consolidated Financial Statements

model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate, and the expected option term.
We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective based on a financial performance condition based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward from the target shares at the time of grant based on the probability of the performance objectives established for the award being achieved.
We determine the fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.
Certain of these assumptions are based on management’s estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.
Valuation of Cash-Based Awards
Cash-based awards consist of long-term incentive units (“LTI Units”) granted to eligible employees. We classify LTI Units are as liability awards and remeasure them at each quarter-end
over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.
Forfeitures
We estimate expected forfeitures in determining the compensation cost to be recognized each period, rather than accounting for forfeitures as they occur. We record changes in estimated forfeiture rates as cumulative adjustments in the period estimates are revised.
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
See Note 14, “Taxes Based on Income,” for more information.
NOTE 2. ACQUISITIONS
Subsequent to our fiscal
year-end
2020, in February 2021, we announced our agreement to acquire JDC Solutions, Inc., a Tennessee-based manufacturer of pressure-sensitive specialty tapes
,
for a purchase price of approximately $24 million, subject to customary adjustments. We believe this acquisition expands the
product portfolio in our IHM reportable segment. We expect to complete this acquisition in the first quarter of 2021.
On December 31, 2020
,
we completed our acquisition of ACPO,
Ltd
. (“ACPO”), an Ohio-based manufacturer of self-wound (linerless) pressure-sensitive overlaminate products, for consideration of approximately $88 million, subject to customary adjustments. We believe this acquisition expands our product portfolio in the North American business of our LGM reportable segment. Consistent with the time allowed to complete our assessment, our valuation of certain acquired assets and liabilities, including tangible and intangible assets and environmental liabilities, is preliminary.
On February 28, 2020, we completed our acquisition of Smartrac’s Transponder (RFID Inlay) division (“Smartrac”), a manufacturer of RFID products, for consideration of approximately $255 million (
€
232 million). We believe this acquisition enhances our research and development capabilities, expands our product lines, and provides added manufacturing capacity. Results for Smartrac’s operations were included in our RBIS reportable segment.
These acquisitions were not material, individually or in the aggregate, to our Consolidated Financial Statements.

30	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS
Goodwill
Results from our annual goodwill impairment test in the fourth quarter of 2020 indicated that no impairment occurred during 2020. The assumptions used in our assessment of these assets were primarily based on Level 3 inputs.
Changes in the net carrying amount of goodwill for 2020 and 2019 by reportable segment were as follows:

(In millions)	Label and Graphic Materials	Retail Branding and Information Solutions	Industrial and Healthcare Materials	Total
Goodwill as of December 29, 2018	$415.5	$349.7	$176.6	$941.8
Translation adjustments	(7.7)	(.4)	(2.9)	(11.0)
Goodwill as of December 28, 2019	407.8	349.3	173.7	930.8
Acquisitions (1)	45.8	112.7	–	158.5
Translation adjustments	27.3	9.8	10.0	47.1
Goodwill as of January 2, 2021	$480.9	$471.8	$183.7	$1,136.4
(1)
Goodwill acquired in 2020 related to the acquisitions of Smartrac, which is included in our RBIS reportable segment, and ACPO, which is included in our LGM reportable segment. We expect the recognized goodwill related to the Smartrac acquisition not to be deductible for income tax purposes and the recognized goodwill related to the ACPO acquisition to be deductible for income tax purposes.

The carrying amounts of goodwill at January 2, 2021 and December 28, 2019 were net of accumulated impairment losses of $820 million recognized in fiscal year 2009 by our RBIS reportable segment.
Indefinite-Lived Intangible Assets
Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred in 2020. The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $22.2 million and $20.8 million at January 2, 2021 and December 28, 2019, respectively.
Finite-Lived Intangible Assets
In connection with our acquisitions of Smartrac and ACPO, we acquired approximately $106 million of identifiable intangible assets, which consisted of customer relationships, trade names and trademarks, and patented and other developed technology. We utilized the income approach and the cost approach to estimate the fair values of acquired identifiable intangibles, primarily using Level 3 inputs. The discount rates we used to value these assets were between 13.5% and 16%.
The table below summarizes the preliminary amounts and weighted useful lives of these intangible assets as of the acquisition date.

	Amount (in millions)	Weighted average amortization period (in years)
Patented and other developed technology	$62.5	11
Customer relationships	41.4	7
Trade names and trademarks	2.2	5
Refer to Note 2, “Acquisitions,” for more information.

Avery Dennison Corporation	|	2020 Annual Report	31

Notes to Consolidated Financial Statements

The table below sets forth our finite-lived intangible assets resulting from business acquisitions at January 2, 2021 and December 28, 2019, which continue to be amortized.

	2020			2019
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$373.3	$254.1	$119.2	$319.5	$238.7	$80.8
Patented and other developed technology	147.3	69.8	77.5	81.7	61.3	20.4
Trade names and trademarks	28.2	22.2	6.0	24.3	19.8	4.5
Other intangibles	.2	.2	–	.2	.2	–
Total	$549.0	$346.3	$202.7	$425.7	$320.0	$105.7

Amortization expense for finite-lived intangible assets resulting from business acquisitions was $19.9 million for 2020, $13.5 million for 2019, and $15.2 million for 2018.
We expect estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years to be as follows:

(In millions)	Estimated Amortization Expense
2021	$25.1
2022	24.0
2023	23.0
2024	21.2
2025	20.4
NOTE 4. DEBT
Short-Term Borrowings
We had no outstanding borrowings from U.S. commercial paper as of January 2, 2021 and had $83.2 million of outstanding borrowings from U.S. commercial paper issuances with a weighted average interest rate of 1.98% as of December 28, 2019.
We have a Euro-Commercial Paper Program under which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our $800 million revolving credit facility (the “Revolver”). There are no financial covenants under this program. We had a balance of $36.9 million and $50.1 million outstanding under this program as of January 2, 2021 and December 28, 2019, respectively.
Short-Term Credit Facilities
In February 2020, we amended and restated the Revolver, eliminating one of the financial covenants and extending its maturity date to February 13, 2025. The maturity date may be extended for a one-year
period under certain circumstances. The commitments under the Revolver may be increased by up to $400 million, subject to lender approvals and customary requirements. The Revolver is used as a back-up
facility for our commercial paper program and can be used for other corporate purposes.
No balance was outstanding under the Revolver as of January 2, 2021 or December 28, 2019. Commitment fees associated with the Revolver in 2020, 2019, and 2018 were $.8 million, $1.2 million, and $1.2 million, respectively.
In addition to the Revolver, we have significant short-term lines of credit available in various countries of approximately $390 million in the aggregate at January 2, 2021. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under our lines of credit were $22.2 million and $37.4 million at January 2, 2021 and December 28, 2019, respectively, with a weighted average interest rate of 3.6% and 6.4%, respectively.
From time to time, certain of our subsidiaries provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.
Long-Term Borrowings
In March 2020, we issued $500 million of senior notes, due April 2030. These senior notes bear an interest rate of 2.65% per year, payable semiannually in arrears. Our net proceeds from the issuance, after deducting underwriting discounts and offering expenses, were $493.7 million, which we used to repay both existing indebtedness under our commercial paper program used to fund our Smartrac acquisition and our $250 million of senior notes that matured in April 2020.

32	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

In December 2018, we issued $500 million of senior notes, due December 2028. These senior notes bear an interest rate of 4.875% per year, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $493.3 million, which we used to repay commercial paper borrowings. Prior to the issuance of these senior notes, we used commercial paper borrowings in August 2018 to fund our $200 million contribution to the Avery Dennison Pension Plan (the “ADPP”) in connection with its termination.
Long-term debt, including its respective interest rates, at
year-end
is shown below.

(In millions)	2020	2019
Long-term debt
Medium-term notes:
Series 1995 due 2020 through 2025	$30.0	$45.0
Long-term notes:
Senior notes due 2020 at 5.4%	–	250.0
Senior notes due 2023 at 3.4%	249.3	249.1
Senior notes due 2025 at 1.25% (1)	612.1	553.4
Senior notes due 2028 at 4.875%	494.6	493.9
Senior notes due 2030 at 2.650%	494.2	–
Senior notes due 2033 at 6.0%	149.0	148.9
Less amount classified as current	–	(265.0)
Total long-term debt (2)	$2,029.2	$1,475.3
(1)	These senior notes are euro-denominated.
(2)	Includes unamortized debt issuance cost and debt discount of $8.7 million and $4.9 million, respectively, as of year-end 2020 and $5.6 million and $5.7 million, respectively, as of year-end 2019.
At
year-end
2020 and 2019, our medium-term notes had maturities in 2025 and from 2020 through 2025, respectively, and accrued interest at a weighted average fixed rate of 7.5%. In the second quarter of 2020, we repaid $15 million of medium-term notes that matured in June 2020.
We expect maturities of our long-term debt for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)
2021	$–
2022	–
2023	250.0
2024	–
2025	644.9
2026 and thereafter	1,147.9
Refer to Note 7, “Commitments and Leases,” for information related to finance leases.
Other
Prior to its amendment and restatement in February 2020, the Revolver contained financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. In February 2020, one of the financial covenants was eliminated. The remaining financial covenant requires us to maintain a specified ratio of total debt in relation to a certain measure of income. As of January 2, 2021 and December 28, 2019, we were in compliance with our financial covenants.
Our total interest costs in 2020, 2019, and 2018 were $73.9 million, $81.1 million, and $63.8 million, respectively, of which $3.9 million, $5.3 million, and $5.3 million, respectively, was capitalized as part of the cost of property, plant and equipment and capitalized software.
The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings, and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates carrying value given the short duration of these obligations. The fair value of our total debt was $2.34 billion at January 2, 2021 and $2.05 billion at December 28, 2019. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies,” for more information.
NOTE 5. FINANCIAL INSTRUMENTS
As of January 2, 2021, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $4.2 million and $1.38 billion, respectively.
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
Cash Flow Hedges
For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the

Avery Dennison Corporation	|	2020 Annual Report	33

Notes to Consolidated Financial Statements

gain or loss on the derivative is reported as a component of “Accumulated other comprehensive loss” and reclassified into earnings in the same period(s) during which the hedged transaction impacts earnings. Gains and losses on these derivatives, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings. Except for the cross-currency swap discussed below, cash flow hedges were not material in 2020, 2019, or 2018.
Cross-Currency Swap
Following our Smartrac acquisition and our issuance of senior notes in March 2020, we entered into U.S. dollar to euro cross-currency swap contracts with a total notional amount of $250 million to have the effect of converting the fixed-rate U.S. dollar-denominated debt to euro-denominated debt, including semiannual interest payments and the payment of principal at maturity. During the term of the contract, which ends on April 30, 2030, we pay fixed-rate interest in euros and receive fixed-rate interest in U.S. dollars. These contracts have been designated as cash flow hedges and were effective as of January 2, 2021, with a fair value of $(36.7) million. This amount was included in “Long-term retirement benefits and other liabilities” in the Consolidated Balance Sheets. Refer to Note 9, “Fair Value Measurements,” to the Consolidated Financial Statements for more information.
We recorded no ineffectiveness from our cross-currency swap to earnings during 2020.

Other Derivatives
The following table shows the fair value and balance sheet locations of other derivatives as of January 2, 2021 and December 28, 2019:

	Asset			Liability
(In millions)	Balance Sheet Location	2020	2019	Balance Sheet Location	2020	2019
Foreign exchange contracts	Other current assets	$5.1	$4.8	Other current liabilities	$8.4	$4.7
Commodity contracts	Other current assets	.1	–	Other current liabilities	.1	–
		$5.2	$4.8		$8.5	$4.7

For other derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings.
The following table shows the components of the net gains (losses) recognized in income related to these derivative instruments:

(In millions)	Statements of Income Location	2020	2019	2018
Foreign exchange contracts	Cost of products sold	$1.9	$(1.5)	$4.5
Foreign exchange contracts	Marketing, general and administrative expense	(14.2)	3.5	(27.0)
		$(12.3)	$2.0	$(22.5)
Net Investment Hedge
In January 2018, we reduced the amount we designated as a net investment hedge in foreign operations in March 2017 from
€
500 million to
€
255 million of our 1.25% senior notes due 2025. In May 2019, we de-designated
the remaining net investment hedge as a result of changes in our intercompany capital structure. Through the period preceding the de-designation,
the net assets from our investment in foreign operations were greater than the amount designated as a net investment hedge, and, as such, the net investment hedge was effective.
Gains (losses), before taxes, recognized in “Accumulated other comprehensive loss” (effective portion) related to the net investment hedge were as follows:

(In millions)	2020	2019	2018
Foreign currency denominated debt	$–	$6.8	$1.3
We recorded no ineffectiveness from our net investment hedge to earnings during 2019 or 2018.
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

34	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

We are also obligated to pay unfunded termination indemnity benefits to certain employees outside the U.S., which are subject to applicable agreements, laws and regulations. We have not incurred significant costs related to these benefits, and, therefore, no related costs have been included in the disclosures below.
In 2019, we terminated and settled the ADPP, a U.S. defined benefit plan. In connection with this termination, we settled approximately $753 million of ADPP liabilities by entering into an agreement to purchase annuities primarily from American General Life Insurance Company and through a combination of annuities and direct funding to the Pension Benefit Guaranty Corporation for a small portion of former employees and their beneficiaries. These settlements resulted in approximately $444 million of pretax charges in 2019, partially offset by related tax benefits of approximately $179 million.
Plan Assets
Assets in our international plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans in the aggregate is 37% in equity securities, 53% in fixed income securities and cash, and 10% in insurance contracts and other investments, subject to periodic fluctuations among these asset classes.
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

The following table sets forth, by level within the fair value hierarchy (as applicable), international plan assets at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
2020
Cash	$3.8	$3.8	$–	$–
Insurance contracts	41.2	–	–	41.2
Pooled funds – fixed income securities (1)	469.9
Pooled funds – equity securities (1)	332.8
Pooled funds – other investments (1)	49.5
Total international plan assets at fair value	$897.2
2019
Cash	$1.2	$1.2	$–	$–
Insurance contracts	36.3	–	–	36.3
Pooled funds – fixed income securities (1)	329.9
Pooled funds – equity securities (1)	268.8
Pooled funds – other investments (1)	98.2
Total international plan assets at fair value	$734.4
(1)
Pooled funds that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total international plan assets.

Avery Dennison Corporation	|	2020 Annual Report	35

Notes to Consolidated Financial Statements

The following table presents a reconciliation of Level 3 international plan asset activity during the year ended January 2, 2021:

Level 3 Assets
(In millions)	Insurance Contracts
Balance at December 28, 2019	$36.3
Net realized and unrealized gain	.5
Purchases	4.0
Settlements	(3.6)
Impact of changes in foreign currency exchange rates	4.0
Balance at January 2, 2021	$41.2
As a result of the ADPP settlements, there were no U.S. plan assets remaining as of December 28, 2019.

Plan Assumptions
Discount Rate
In consultation with our actuaries, we annually review and determine the discount rates used to value our pension and other postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with bond portfolios to determine a rate that reflects the liability duration unique to our plans.
We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of a plan’s liability cash flows to its corresponding rates on the yield curve.
Long-term Return on Assets
We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and the mix of active and passive investments. Additionally, we evaluate current market conditions, including interest rates, and review market data for reasonableness and appropriateness.
Measurement Date
We measure the actuarial value of our benefit obligations and plan assets using the calendar month-end
closest to our fiscal
year-end
and adjust for any contributions or other significant events between the measurement date and our fiscal year-end.

36	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Plan Balance Sheet Reconciliations
The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:
Plan Benefit Obligations

	Pension Benefits
	2020		2019
(In millions)	U.S.	Int’l	U.S.	Int’l
Change in projected benefit obligations
Projected benefit obligations at beginning of year	$75.7	$811.7	$868.5	$755.8
Service cost	–	17.8	–	15.6
Interest cost	1.8	11.0	9.0	14.8
Participant contribution	–	3.7	–	4.1
Amendments	–	.4	–	1.8
Actuarial (gain) loss	7.1	53.5	(27.1)	56.8
Benefits paid	(7.3)	(21.1)	(20.7)	(21.3)
Settlements (1)	–	(2.4)	(754.0)	(4.5)
Foreign currency translation	–	79.3	–	(11.4)
Projected benefit obligations at end of year	$77.3	$953.9	$75.7	$811.7
Accumulated benefit obligations at end of year	$77.3	$883.6	$75.7	$754.0
(1)
In 2020, settlements in our international plans related to
lump-sum
payments in Belgium, France and for certain expatriate employees. In 2019, settlements in the U.S. related to the ADPP termination; settlements in our international plans related to lump-sum
payments in Switzerland.

Plan Assets

	Pension Benefits
	2020		2019
(In millions)	U.S.	Int’l	U.S.	Int’l
Change in plan assets
Plan assets at beginning of year	$–	$734.4	$735.6	$631.8
Actual return on plan assets	–	91.5	20.7	118.5
Employer contributions (1)	7.3	17.2	18.4	13.6
Participant contributions	–	3.7	–	4.1
Benefits paid	(7.3)	(21.1)	(20.7)	(21.3)
Settlements (2)	–	(2.4)	(754.0)	(4.5)
Foreign currency translation	–	73.9	–	(7.8)
Plan assets at end of year	$–	$897.2	$–	$734.4
(1)	In 2019, we contributed $10 million to the ADPP to pay the remaining liabilities associated with its termination.
(2)
In 2020, settlements in our international plans related to
lump-sum
payments in Belgium, France and for certain expatriate employees. In 2019, settlements in the U.S. related to the ADPP termination; settlements in our international plans related to lump-sum
payments in Switzerland.

Funded Status

	Pension Benefits
	2020		2019
(In millions)	U.S.	Int’l	U.S.	Int’l
Funded status of the plans
Other assets	$–	$92.4	$–	$50.8
Other accrued liabilities	(9.1)	(1.5)	(7.5)	(2.4)
Long-term retirement benefits and other liabilities (1)	(68.2)	(147.6)	(68.2)	(125.7)
Plan assets less than benefit obligations	$(77.3)	$(56.7)	$(75.7)	$(77.3)
(1)	In accordance with our funding strategy, we have the option to fund certain of our U.S. liabilities with proceeds from our company-owned life insurance policies.

Avery Dennison Corporation	|	2020 Annual Report	37

Notes to Consolidated Financial Statements

	Pension Benefits
	2020		2019
	U.S.	Int’l	U.S.	Int’l
Weighted average assumptions used to determine year-end benefit obligations
Discount rate	2.02%	1.26%	2.93%	1.66%
Compensation rate increase	–	2.15	–	2.21
For U.S. and international plans combined, the projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $295 million and $69 million, respectively, at year-end
2020 and $263 million and $59 million, respectively, at
year-end
2019.
For U.S. and international plans combined, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $265 million and $69 million, respectively, at year-end
2020 and $237 billion and $59 million, respectively, at
year-end
2019.
Accumulated Other Comprehensive Loss
The following table shows the
pre-tax
amounts recognized in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets:

	Pension Benefits
	2020		2019
(In millions)	U.S.	Int’l	U.S.	Int’l
Net actuarial loss	$18.2	$83.3	$15.5	$101.9
Prior service (credit) cost	–	(3.9)	–	(4.3)

Net amount recognized in accumulated other comprehensive loss	$18.2	$79.4	$15.5	$97.6
The following table shows the
pre-tax
amounts recognized in “Other comprehensive loss (income)”:

	Pension Benefits
	2020		2019		2018
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Net actuarial loss (gain)	$3.5	$(13.5)	$(44.6)	$(42.7)	$33.5	$(27.2)
Prior service credit	–	.4	–	1.8	–	–
Amortization of unrecognized:
Net actuarial gain	(.6)	(5.2)	(.5)	(4.0)	(21.2)	(8.1)
Prior service credit (cost)	–	.4	–	.4	(.8)	.5
Settlements	(.2)	(.3)	(442.8)	(.6)	(92.0)	(1.7)

Net amount recognized in other comprehensive loss (income)	$2.7	$(18.2)	$(487.9)	$(45.1)	$(80.5)	$(36.5)

38	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Plan Income Statement Reconciliations
The following table shows the components of net periodic benefit cost, which are recorded in net income for our defined benefit plans:

	Pension Benefits
	2020		2019		2018
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l
Service cost	$–	$17.8	$–	$15.6	$–	$19.2
Interest cost	1.8	11.0	2.7	14.8	34.5	15.7
Actuarial loss (gain)	3.7	–	2.5	–	(.6)	–
Expected return on plan assets	–	(18.5)	–	(21.0)	(42.5)	(23.8)
Amortization of actuarial loss	.6	5.2	.5	4.0	21.2	8.1
Amortization of prior service (credit) cost	–	(.4)	–	(.4)	.8	(.5)
Recognized loss on settlements (1)	.2	.3	443.5	.6	92.0	1.7

Net periodic benefit cost (credit)	$6.3	$15.4	$449.2	$13.6	$105.4	$20.4

(1)
In 2020, settlements in the U.S. related to a
non-qualified
plan; settlements in our international plans related to
lump-sum
payments in Belgium, France and for certain expatriate employees. In 2019, settlements in the U.S. related to the ADPP termination; settlements in our international plans related to lump-sum
payments in Switzerland. In 2018, settlements in the U.S. related to lump-sum
payments associated with the ADPP and two nonqualified benefit plans; settlements in our international plans related to lump-sum
payments in the United Kingdom and France.

Service cost and components of net periodic benefit cost other than service cost were included in “Marketing, general and administrative expense” and “Other non-operating
expense (income), net” in the Consolidated Statements of Income, respectively.
The following table shows the weighted average assumptions used to determine net periodic cost:

	Pension Benefits

	2020		2019		2018
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Discount rate	2.89%	1.66%	3.73%	2.39%	3.72%	2.25%
Expected return on assets	–	2.79	–	3.38	7.00	3.78
Compensation rate increase	–	2.21	–	2.23	–	2.26

Plan Contributions
We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. The following table sets forth our expected contributions in 2021:

(In millions)

U.S. pension plans	$9.2
International pension plans	13.4
Future Benefit Payments
The future benefit payments shown below reflect expected service periods for eligible participants.

	Pension Benefits
(In millions)	U.S.	Int’l

2021	$9.2	$23.0
2022	6.9	25.1
2023	6.4	27.0
2024	6.7	26.0
2025	6.1	26.0

2026-2030	24.8	168.4

Avery Dennison Corporation	|	2020 Annual Report	39

Notes to Consolidated Financial Statements

Postretirement Health Benefits
We provide postretirement health benefits to certain of our retired U.S. employees up to the age of 65 under a cost-sharing arrangement and provide supplemental Medicare benefits to certain of our U.S. retirees over the age of 65. Our policy is to fund the cost of these postretirement benefits from operating cash flows. While we do not intend to terminate these postretirement health benefits, we may do so at any time, subject to applicable laws and regulations. At year-end
2020, our postretirement health benefits obligation and related loss recorded in “Accumulated other comprehensive loss” were approximately $3 million and approximately $10 million, respectively. At year-end
2019, our postretirement health benefits obligation and related loss recorded in “Accumulated other comprehensive loss” were approximately $3 million and approximately $8 million, respectively. Net periodic benefit cost was not material in 2020, 2019, or 2018.
Defined Contribution Plans
We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan (“Savings Plan”), a 401(k) plan for our U.S. employees.
We recognized expense of $22.7 million, $22.4 million, and $21.8 million in 2020, 2019, and 2018, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.
Other Retirement Plans
We have deferred compensation plans and programs that permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end
2020 and 2019, we had accrued $95.1 million and $91.6 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.
Our Directors Deferred Equity Compensation Program allows our non-employee
directors to elect to receive their cash compensation in deferred stock units (“DSUs”) issued under our equity plan. Additionally, two legacy deferred compensation plans had DSUs that were issued under our then-active equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable dividend payable date. DSUs are converted into shares of our common stock upon a director’s resignation or retirement. Approximately .1 million and .2 million DSUs were outstanding as of year-end
2020 and 2019, respectively, with an aggregate value of $22 million and $25 million, respectively.
We hold company-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in “Other assets” in the Consolidated Balance Sheets, were $254.8 million and $236.9 million at year-end
2020 and 2019, respectively.

NOTE 7. COMMITMENTS AND LEASES
Supplemental cost information related to leases is shown below.

(In millions)	2020	2019
Operating lease costs	$63.1	$65.4
Lease costs related to finance leases were not material in 2020 or 2019.

40	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Supplemental balance sheet information related to leases is shown below.

(In millions)	Balance Sheet Location	2020	2019
Assets
Operating	Other assets	$161.3	$138.1
Finance (1)	Property, plant and equipment, net	38.2	36.1
Total leased assets		$199.5	$174.2
Liabilities
Current:
Operating	Other current liabilities	$44.3	$41.4
Finance	Short-term borrowings and current portion of long-term debt and finance leases	5.6	4.5
Non-current:
Operating	Long-term retirement benefits and other liabilities	116.0	98.9
Finance	Long-term debt and finance leases	22.9	24.0
Total lease liabilities		$188.8	$168.8

(1)	Finance lease assets are net of accumulated amortization of $8.3 million and $5.7 million as of January 2, 2021 and December 28, 2019, respectively.

Supplemental cash flow information related to leases is shown below.

(In millions)	2020	2019
Cash paid for amounts included in the measurement of operating lease liabilities	$54.9	$53.1
Operating lease assets obtained in exchange for operating lease liabilities	48.4	32.6
Cash flows related to finance leases were not material in 2020 or 2019.
Weighted average remaining lease term and discount rate information related to leases as of January 2, 2021 is shown below.

2020
Weighted average remaining lease term (in years):
Operating	6.2
Finance	3.2
Weighted average discount rate (percentage):
Operating	4.3%
Finance	2.9
Operating and finance lease liabilities by maturity date from January 2, 2021 are shown below.

(In millions)	Operating Leases	Finance Leases
2021	$47.9	$14.1
2022	34.7	5.5
2023	25.4	4.8
2024	19.5	4.5
2025	15.3	1.3
2026 and thereafter	40.8	.1
Total lease payments	183.6	30.3
Less: imputed interest	(23.3)	(1.8)
Present value of lease liabilities	$160.3	$28.5
As of January 2, 2021, we had no significant operating or finance leases that had not yet commenced.
In the first quarter of 2019, we adopted accounting guidance that requires lessees to recognize on their balance sheets the rights and obligations created by leases. We elected to apply this guidance using a modified retrospective approach.
Rent expense for operating leases was approximately $66 million in 2018.
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

Avery Dennison Corporation	|	2020 Annual Report	41

Notes to Consolidated Financial Statements

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
As of January 2, 2021, we have been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a PRP at twelve waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of these sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.
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
The activity related to our environmental liabilities in 2020 and 2019 was as follows:

(In millions)	2020	2019
Balance at beginning of year	$21.4	$20.0
Charges, net of reversals	3.0	7.4
Payments	(3.3)	(6.0)
Balance at end of year	$21.1	$21.4
Approximately $9 million and $10 million, respectively, of the balance was classified as short-term and included in “Other current liabilities” in the Consolidated Balance Sheets as of January 2, 2021 and December 28, 2019.

42	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

NOTE 9. FAIR VALUE MEASUREMENTS
Recurring Fair Value Measurements
The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of January 2, 2021:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments	$33.6	$27.4	$6.2	$–
Derivative assets	5.2	.1	5.1	–
Bank drafts	12.8	12.8	–	–
Liabilities
Cross-currency swap	$36.7	$–	$36.7	$–
Derivative liabilities	9.5	.3	9.2	–
The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of December 28, 2019:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments	$30.6	$26.0	$4.6	$–
Derivative assets	5.2	–	5.2	–
Bank drafts	21.3	21.3	–	–
Liabilities
Derivative liabilities	$6.0	$.4	$5.6	$–

Investments include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of January 2, 2021, investments of $1 million and $32.6 million were included in “Cash and cash equivalents” and “Other current assets,” respectively, in the Consolidated Balance Sheets. As of December 28, 2019, investments of $.4 million and $30.2 million were included in “Cash and cash equivalents” and “Other current assets,” respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in “Other current assets” in the Consolidated Balance Sheets.
Non-Recurring
Fair Value Measurements
During the year ended December 29, 2018, long-lived assets with carrying amounts totaling $18.1 million were written down to their fair value of $10.6 million, resulting in an impairment charge of $7.5 million, which was included in “Other expense (income), net” in the Consolidated Statements of Income. The fair value was based on the estimated sale price of the assets, less estimated broker fees, which is primarily a Level 3 input.

Avery Dennison Corporation	|	2020 Annual Report	43

Notes to Consolidated Financial Statements

NOTE 10. NET INCOME PER COMMON SHARE
Net income per common share was computed as follows:

(In millions, except per share amounts)	2020	2019	2018
(A) Net income	$555.9	$303.6	$467.4
(B) Weighted average number of common shares outstanding	83.4	84.0	87.3
Dilutive shares (additional common shares issuable under stock-based awards)	.7	1.0	1.3
(C) Weighted average number of common shares outstanding, assuming dilution	84.1	85.0	88.6
Net income per common share (A) ÷ (B)	$6.67	$3.61	$5.35
Net income per common share, assuming dilution (A) ÷ (C)	$6.61	$3.57	$5.28
Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation were not significant in 2020, 2019 or 2018.
NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION
Common Stock and Share Repurchase Program
Our Amended and Restated Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which no

shares are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.
From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2020, we repurchased approximately .8 million shares of our common stock at an aggregate cost of $104.3 million. In 2019, we repurchased approximately 2 million shares of our common stock at an aggregate cost of $237.7 million.
In April 2019, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount then outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. Shares of our common stock in the aggregate amount of $540.4 million as of January 2, 2021 remained authorized for repurchase under this Board authorization.
Treasury Shares Reissuance
We fund a portion of our employee-related expenses using shares of our common stock held in treasury. We record net gains or losses associated with our use of treasury shares to retained earnings.

44	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Accumulated Other Comprehensive Loss
The changes in “Accumulated other comprehensive loss” (net of tax) for 2020 and 2019 were as follows:

(In millions)	Foreign Currency Translation	Pension and Other Postretirement Benefits	Cash Flow Hedges	Total
Balance as of December 29, 2018	$(247.4)	$(434.3)	$(.3)	$(682.0)
Other comprehensive income (loss) before reclassifications, net of tax	2.3	66.4	.5	69.2
Reclassifications to net income, net of tax	–	266.1	(1.4)	264.7

Net current-period other comprehensive income (loss), net of tax	2.3	332.5	(.9)	333.9
Balance as of December 28, 2019	$(245.1)	$(101.8)	$(1.2)	$(348.1)
Other comprehensive income (loss) before reclassifications, net of tax	(3.0)	6.2	(7.5)	(4.3)
Reclassifications to net income, net of tax	–	2.9	(.1)	2.8

Net current-period other comprehensive income (loss), net of tax	(3.0)	9.1	(7.6)	(1.5)

Balance as of January 2, 2021	$(248.1)	$(92.7)	$(8.8)	$(349.6)
The amounts reclassified from “Accumulated other comprehensive loss” to increase (decrease) net income were as follows:

(In millions)	2020	2019	2018	Statements of Income Location
Cash flow hedges:
Foreign exchange contracts	$.7	$2.1	$1.3	Cost of products sold
Commodity contracts	(.6)	(.2)	.1	Cost of products sold

Total before tax	.1	1.9	1.4
Tax	–	(.5)	(.3)	Provision for (benefit from) income taxes

Net of tax	.1	1.4	1.1

Pension and other postretirement benefits	(3.8)	(445.4)	(121.4)	Other non-operating expense (income), net
Tax	.9	179.3	27.6	Provision for (benefit from) income taxes

Net of tax	(2.9)	(266.1)	(93.8)

Total reclassifications for the period	$(2.8)	$(264.7)	$(92.7)
The following table sets forth the income tax expense (benefit) allocated to each component of other comprehensive income (loss):

(In millions)	2020	2019	2018
Foreign currency translation:
Translation gain (loss)	$27.5	$(5.5)	$(9.1)
Pension and other postretirement benefits:
Net gain (loss) recognized from actuarial gain/loss and prior service cost/credit	3.1	19.4	(2.4)
Reclassifications to net income	.9	179.3	27.6
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	(2.3)	.2	.3
Reclassifications to net income	–	(.5)	(.3)

Income tax expense (benefit) allocated to components of other comprehensive income (loss)	$29.2	$192.9	$16.1

Avery Dennison Corporation	|	2020 Annual Report	45

Notes to Consolidated Financial Statements

NOTE 12. LONG-TERM INCENTIVE COMPENSATION
Stock-Based Awards
Stock-Based Compensation
We grant our annual stock-based compensation awards to eligible employees in February and March and non-employee
directors in May. Certain awards granted to retirement-eligible employees one year or more before the retirement date vest upon retirement; these awards are accounted for as fully vested one year from the date of grant.
Our 2017 Incentive Award Plan (the “Equity Plan”), a long-term incentive plan for employees and non-employee
directors, allows us to grant stock-based compensation awards – including stock options, RSUs, PUs, MSUs and DSUs – or a combination of these and other awards. Under the Equity Plan, 5.4 million shares are available for issuance, and each full value award is counted as 1.5 shares for purposes of the number of shares authorized for issuance. Full value awards include RSUs, PUs, and MSUs.
Stock-based compensation expense and the related recognized tax benefit were as follows:

(In millions)	2020	2019	2018
Stock-based compensation expense	$24.0	$34.5	$34.3
Tax benefit	2.9	4.3	4.7
This expense was included in “Marketing, general and administrative expense” in the Consolidated Statements of Income.
As of January 2, 2021, we had approximately $31 million of unrecognized compensation expense related to unvested stock-based awards, which is expected to be recognized over the remaining weighted average requisite service period of approximately two years.
Stock Options
Stock options may be granted to employees and
non-employee
directors at no less than 100% of the fair market value of our common stock on the date of the grant and generally vest ratably over a four-year period. Options expire

ten years from the date of grant.
No

stock options were granted in fiscal years 2020, 2019 or 2018.

The following table summarizes information related to stock options:

	Number of options (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in millions)
Outstanding at December 28, 2019	206.2	$62.10	4.92	$14.3
Exercised	(44.1)	37.36

Outstanding at January 2, 2021	162.1	$68.84	4.86	$14.0
Options vested and expected to vest at January 2, 2021	162.1	68.84	4.86	14.0
Options exercisable at January 2, 2021	162.1	$68.84	4.86	$14.0

The total intrinsic value of stock options exercised was $4.0 million in 2020, $23.5 million in 2019, and $2.7 million in 2018. We received approximately $2 million in 2020, $10 million in 2019, and $1 million in 2018 from the exercise of stock options. The tax benefit associated with these exercised options was $1.0 million in 2020, $5.7 million in 2019, and $.6 million in 2018. The intrinsic value of a stock option is based on the amount by which the market value of our stock exceeds the exercise price of the option.
Performance Units (“PUs”)
PUs are performance-based awards granted to eligible employees under the Equity Plan. PUs are payable in shares of our common stock at the end of a three- or four-year cliff vesting period provided that designated performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of the achievement of the performance objectives established for the award. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant. The weighted average grant date fair value for PUs was $115.07, $104.43, and $120.25 in 2020, 2019, and 2018, respectively.

46	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted average grant-date fair value
Unvested at December 28, 2019	427.5	$101.61
Granted at target	116.9	115.07
Adjustment for above-target performance (1)	109.6	83.05
Vested	(245.8)	83.05
Forfeited/cancelled	(51.6)	112.90

Unvested at January 2, 2021	356.6	$112.31
(1)	Reflects adjustments for the vesting of awards based on above-target performance for the 2017-2019 performance period.
The fair value of vested PUs was $20.4 million in 2020, $25.6 million in 2019, and $11.9 million in 2018.
Market-Leveraged Stock Units (“MSUs”)
MSUs are performance-based awards granted to eligible employees under our equity plans. MSUs are payable in shares of our common stock over a four-year period provided that the performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold-level performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four

tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted average grant date fair value for MSUs was $94.55, $135.85, and $117.75 in 2020, 2019, and 2018, respectively.
The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted average grant-date fair value
Unvested at December 28, 2019	263.4	$115.71
Granted at target	114.7	94.55
Adjustments for above-target performance (1)	69.0	92.88
Vested	(177.2)	99.36
Forfeited/cancelled	(34.0)	112.57

Unvested at January 2, 2021	235.9	$110.89
(1)	Reflects adjustments for the vesting of awards based on above-target performance for each of the tranches of awards vesting in 2020.
The fair value of vested MSUs was $17.6 million in 2020, $15.9 million in 2019, and $24.0 million in 2018.
Restricted Stock Units (“RSUs”)
RSUs are service-based awards granted to eligible employees and non-employee
directors under our equity plans. RSUs granted to employees generally vest ratably over a period of three

t
o

four years. RSUs granted to
non-employee
directors generally vest over a period of one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited. The weighted average grant date fair value for RSUs was $111.71, $107.18, and $106.44 in 2020, 2019, and 2018, respectively.
The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted average grant-date fair value
Unvested at December 28, 2019	59.7	$97.56
Granted	32.7	111.71
Vested	(40.4)	93.70
Forfeited/cancelled	(.6)	109.24
Unvested at January 2, 2021	51.4	$109.47
The fair value of vested RSUs was $3.8 million, $4.4 million, and $5.1 million in 2020, 2019, and 2018, respectively.

Avery Dennison Corporation	|	2020 Annual Report	47

Notes to Consolidated Financial Statements

Cash-Based Awards
Long-Term Incentive Units (“LTI Units”)
LTI Units are cash-based awards granted to employees under our long-term incentive unit plan. LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI Units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.
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
The compensation expense related to LTI Units was $13.8 million in 2020, $19.1 million in 2019, and $12.4 million in 2018. This expense was included in “Marketing, general and administrative expense” in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $3.3 million in 2020, $4.4 million in 2019, and $2.9 million in 2018.
NOTE 13. COST REDUCTION ACTIONS
Restructuring Charges
We have plans that provide eligible employees with severance benefits in the event of an involuntary termination. We calculate severance using the benefit formulas under the applicable plans. We record restructuring charges from qualifying cost reduction actions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable.
2019/2020 Actions
During fiscal year 2020, we recorded $56 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 2,160 positions and
 asset
 impairment charges at numerous locations across our company, which primarily included actions in our LGM and RBIS reportable segments. The actions in our LGM reportable segment were primarily associated with consolidations of operations in North America and its graphics business in Europe, in part in response to
COVID-19.
The actions in our RBIS reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to
COVID-19.
During fiscal year 2019, we recorded $25.2 million in restructuring charges related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 370 positions, as well as asset impairment charges.
2018/2019 Actions
In April 2018, we approved a restructuring plan (the “2018 Plan”) to consolidate the European footprint of our LGM reportable segment, which reduced headcount by approximately 390 positions, including temporary labor, in connection with the closure of a manufacturing facility. This reduction was partially offset by headcount additions in other locations, resulting in a net reduction of approximately 150 positions. During fiscal year 2020 and 2019, net restructuring reversals related to the 2018 Plan were not material. The cumulative charges associated with the 2018 Plan consisted of severance and related costs for the headcount reduction, as well as asset impairment charges. The activities related to the 2018 Plan were substantially completed as of the end of the second quarter of 2019.
Net restructuring reversals during fiscal year 2020 that related to other 2018/2019 actions, were not material. During fiscal year 2019, we recorded $28.2 million in restructuring charges, net of reversals, relating to these other 2018/2019 actions. These charges consisted of severance and related costs for the reduction of approximately 490 positions, as well as asset impairment charges.
Accruals for severance and related costs and lease cancellation costs were included in “Other current liabilities” in the Consolidated Balance Sheets. Asset impairment charges were based on the estimated market value of the assets, less selling costs, if applicable. Restructuring charges were included in “Other expense (income), net” in the Consolidated Statements of Income.

48	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

During 2020, restructuring charges and payments were as follows:

(In millions)	Accrual at December 28, 2019	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at January 2, 2021
2019/2020 Actions
Severance and related costs	$21.9	$49.8	$(45.7)	$–	$2.3	$28.3
Asset impairment charges	–	6.2	–	(6.2)	–	–

2018/2019 Actions
Severance and related costs	6.5	(.7)	(6.0)	–	.2	–
Lease cancellation costs	.3	–	–	–	–	.3

Total	$28.7	$55.3	$(51.7)	$(6.2)	$2.5	$28.6
During 2019, restructuring charges and payments were as follows:

(In millions)	Accrual at December 29, 2018	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 28, 2019
2019/2020 Actions
Severance and related costs	$–	$21.9	$–	$–	$–	$21.9
Asset impairment charges	–	3.3	–	(3.3)	–	–

2018/2019 Actions
Severance and related costs	40.7	24.0	(57.1)	–	(1.1)	6.5
Lease cancellation costs	–	.3	–	–	–	.3
Asset impairment charges	–	1.6	–	(1.6)	–	–

Total	$40.7	$51.1	$(57.1)	$(4.9)	$(1.1)	$28.7
The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate.

(In millions)	2020	2019	2018
Restructuring charges by reportable segment and Corporate
Label and Graphic Materials	$27.9	$29.0	$57.8
Retail Branding and Information Solutions	18.7	9.8	11.9
Industrial and Healthcare Materials	8.4	9.4	4.0
Corporate	.3	2.2	–

Total	$55.3	$50.4	$73.7
NOTE 14. TAXES BASED ON INCOME
Taxes based on income were as follows:

(In millions)	2020	2019	2018
Current:
U.S. federal tax	$1.1	$11.0	$(19.7)
State taxes	1.9	.5	.8
International taxes	168.5	148.1	134.3
	171.5	159.6	115.4
Deferred:
U.S. federal tax	5.0	(168.0)	(6.3)
State taxes	1.6	(8.9)	2.3
International taxes	(.4)	(39.4)	(26.0)
	6.2	(216.3)	(30.0)
Provision for (benefit from) income taxes	$177.7	$(56.7)	$85.4

Avery Dennison Corporation	|	2020 Annual Report	49

Notes to Consolidated Financial Statements

The principal items accounting for the difference between taxes computed at the U.S. federal statutory rate and taxes recorded were as follows:

(In millions)	2020	2019	2018
Tax provision computed at the U.S. federal statutory rate (1)	$154.8	$52.4	$116.5
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit (1)	6.9	(12.8)	3.9
U.S. pension plan settlements and related charges (1)	–	(76.6)	–
Tax Cuts and Jobs Act (2)	–	–	(34.7)
Foreign earnings taxed at different rates (3)	51.4	56.2	44.0
GILTI high-tax exclusion election, net (4)	(12.5)	–	–
Foreign tax structuring and planning transactions (5)	–	(47.9)	(31.0)
Excess tax benefits associated with stock-based payments	(3.2)	(7.8)	(7.7)
Valuation allowance	(3.3)	2.0	10.7
U.S. federal research and development tax credits	(6.2)	(6.1)	(6.1)
Tax contingencies and audit settlements (6)	(5.5)	(11.8)	(11.9)
Other items, net	(4.7)	(4.3)	1.7
Provision for (benefit from) income taxes	$177.7	$(56.7)	$85.4
(1)
Included in 2019 and 2018 are tax effects of the pension plan settlement charges associated with the termination of the ADPP. In 2019 and 2018, tax benefits of $102 million and $19 million on the pretax charges, respectively, were reflected in the tax provision computed at the U.S. federal statutory rate and state taxes, net of federal tax benefit. Moreover, in 2019, the tax benefit of $77 million related to the release of stranded tax effects in AOCI through the income statement was reflected in U.S. pension plan settlements and related charges.

(2)
During 2018, we recognized a net tax benefit of $34.7 million as a result of the TCJA. This amount included our TCJA provisional amount and subsequent adjustments, including items that would otherwise be separately disclosed as state taxes, net of federal tax benefit, tax effects of foreign earnings taxed at different rates, tax contingencies and audit settlements, and other items, net. We finalized our TCJA provisional amount as defined under SEC Staff Accounting Bulletin No. 118 in 2018.

(3)	All years included certain U.S. international tax provisions imposed by the TCJA and foreign earnings taxed in the U.S., net of credits.
(4)
In 2020, we recognized a tax benefit of $12.5 million as a
return-to-provision
adjustment resulting from our decision to elect to exclude certain high-taxed foreign income from our 2019 GILTI inclusions. This election will provide a reversal of certain 2019 GILTI tax expense recognized in 2019. We expect to make the election by amending our 2019 U.S. tax return within the time allowed under applicable regulations.

(5)
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

(6)
In 2020, we recognized a net tax benefit of $5.5 million. This amount included $22.4 million of tax benefits from decreases in certain tax reserves, including associated interest and penalties, as a result of closing tax years, and the effective settlements of certain foreign tax audits, partially offset by $16.6 million of tax charge related to our eligibility for incentive tax rates in a foreign jurisdiction for tax years 2016-2020 and additional interest and penalty accruals.

Income before taxes from our U.S. and international operations was as follows:

(In millions)	2020	2019	2018
U.S.	$123.8	$(355.4)	$(7.3)
International	613.5	604.9	562.1

Income before taxes	$737.3	$249.5	$554.8
Our effective tax rate was 24.1%, (22.7)%, and 15.4% for fiscal years 2020, 2019, and 2018, respectively.
Our 2020 provision for (benefit from) income taxes included: (i) $22.1 million of net tax charge related to the tax on global intangible low-taxed
income (“GILTI”) of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from foreign-derived intangible income (“FDII”) and (ii) a $12.5 million return-to-provision
adjustment recognized in the fourth quarter related to an election to be made on our 2019 amended U.S. tax return.
In July 2020, the U.S. Department of Treasury issued final regulations that provide certain U.S. taxpayers with an annual election to exclude foreign income that is subject to a high effective tax rate from their GILTI inclusions, with an option to retroactively apply them to their 2018 through 2020 tax years. While we have not yet made our determination on whether to make the election for all applicable tax years, we have made the determination to do so for tax year 2019. We continue to evaluate the impact of these regulations and currently anticipate that the benefits from electing these exclusions on our original or amended returns may be significant for certain years. We will reflect the impacts on our provision for (benefit from) income taxes upon the completion of our evaluation within the time allowed under applicable regulations.

50	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Our 2020 provision for (benefit from) income taxes also included: $5.5 million of net tax benefit primarily from decreases in certain tax reserves, including associated interest and penalties, as a result of closing tax years in foreign jurisdictions, partially offset by increases in reserves from our change in judgment and additional interest and penalty accruals. In the fourth quarter of 2020, our eligibility for incentive tax rates in a foreign jurisdiction was denied under audit for tax years 2016-2019. We appealed the decision through the tax administration review process, and anticipate our appeal could continue into the judiciary for a final determination. As a result, we recognized a $14.3 million of tax charge related to our change in judgment on our uncertain tax positions for tax years 2016-2020.
Moreover, our 2020 provision for (benefit from) income taxes was not significantly affected by a tax incentive settlement agreement reached with a foreign tax authority related to self-developed intellectual property. Under the agreement, the impact for applicable tax years was roughly equivalent to the net benefit, after considering related uncertain tax positions previously recognized in our Consolidated Financial Statements.
Our 2019 provision for (benefit from) income taxes included $179 million of tax benefit related to the effective settlement of the ADPP, $102 million of which was the related tax effect on the pretax charge of $444 million, and $77 million of which was related to the release of stranded tax effects in AOCI through the income statement. The tax effects were stranded primarily as a result of the U.S. federal tax rate change under the TCJA. Refer to Note 6, “Pension and Other Postretirement Benefits,” for more information. Our 2019 provision for (benefit from) income taxes also reflected the following items: (i) $47.9 million of tax benefit from a foreign tax structuring transaction resulting in previously recognized tax losses becoming permanent; (ii) $24.7 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (iii) $11.8 million of net tax benefit from the effective settlement of certain German tax audits and decreases in reserves as a result of closing tax years, partially offset by additional interest and penalty accruals, and increases in reserves from our change in judgment; and (iv) $7.8 million of tax benefit related to excess tax benefits associated with stock-based payments. Effective in 2019, we implemented certain operational structure changes to more closely align with our business strategies, one benefit of which was to reduce our base erosion payments below the statutory threshold. As a result, our 2019 provision for (benefit from) income taxes did not include a tax charge related to Base Erosion Antiabuse Tax (“BEAT”).
Our 2018 provision for (benefit from) income taxes included the following items: (i) $34.7 million of tax benefit for measurement period adjustments to our 2017 TCJA provisional amount in accordance with guidance provided under SEC Staff Accounting Bulletin No. 118; (ii) $31 million of net tax charge for GILTI and BEAT, and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (iii) $11.9 million of net tax benefit from the effective settlement of certain German tax audits and decreases in reserves as a result of closing tax years, partially offset by additional interest and penalty accruals, and increases in reserves from our change in judgment; and (iv) $31 million of net tax benefit primarily due to the recognition of a deferred tax asset in a higher tax rate jurisdiction, partially offset by a taxable gain recognized in a lower effective tax rate jurisdiction. Our 2018 provision for (benefit from) income taxes was not significantly impacted by the $10.7 million increase in our valuation allowance primarily due to offsetting changes in deferred taxes and uncertain tax positions.
U.S. Tax Reform
The TCJA enacted in the U.S. in December 2017 significantly changed U.S. corporate income taxation by, among other things, reducing the federal corporate income tax rates to 21%; implementing a modified territorial tax system prospectively by providing a dividend received deduction on certain dividends from our foreign subsidiaries; loss of domestic manufacturing deductions; limitations on the deductibility of our executive compensation and interest expense; and imposing a one-time
transition tax through a deemed repatriation of accumulated untaxed earnings and profits of foreign subsidiaries.
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

Avery Dennison Corporation	|	2020 Annual Report	51

Notes to Consolidated Financial Statements

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
Our accumulated earnings in foreign subsidiaries are not indefinitely reinvested. As a result of the one-time
transition tax and the dividend received deduction prescribed by the TCJA, our accumulated earnings in foreign subsidiaries can generally be repatriated to the U.S. without material tax consequences. As of January 2, 2021, we recorded a deferred tax liability of $39 million related to future tax consequences from repatriating our accumulated earnings in foreign subsidiaries that are not indefinitely reinvested.
Deferred Taxes
Deferred taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2020	2019
Accrued expenses not currently deductible	$24.9	$25.7
Net operating loss carryforwards	161.4	154.6
Tax credit carryforwards	55.9	46.5
Stock-based compensation	10.7	11.8
Pension and other postretirement benefits	52.4	57.8
Lease liabilities	39.0	30.5
Other assets	32.2	21.3
Valuation allowance	(68.2)	(67.7)

Total deferred tax assets (1)	308.3	280.5
Depreciation and amortization	(80.2)	(41.6)
Repatriation accrual	(39.0)	(18.9)
Foreign operating loss recapture	(3.6)	(3.4)
Lease assets	(38.7)	(29.7)

Total deferred tax liabilities (1)	(161.5)	(93.6)

Total net deferred tax assets	$146.8	$186.9
(1)	Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.
We assess the available positive and negative evidence to estimate if sufficient future taxable income is expected to be generated to use existing deferred tax assets. On the basis of our assessment, we record valuation allowances only with respect to the portion of the deferred tax asset that is not more-likely-than-not
to be realized. Our assessment of the future realizability of our deferred tax assets relies heavily on our forecasted earnings in certain jurisdictions, the relevant carryforward periods, and these forecasted earnings are determined by the manner in which we operate our business. Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.
Net operating loss carryforwards of foreign subsidiaries at January 2, 2021 and December 28, 2019 were $563 million and $508 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at January 2, 2021 and December 28, 2019 totaled $56 million and $47 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)	Net Operating
Year of Expiry	Losses (1)	Tax Credits
2021	$2.1	$.4
2022	5.3	.5
2023	4.3	4.4
2024	3.8	.3
2025	5.9	7.2
2026 - 2040	19.1	36.2
Indefinite life/no expiry	522.7	6.5

Total	$563.2	$55.5
(1)	Net operating losses are presented before tax effects and valuation allowance.
Certain indefinite-lived foreign net operating losses may require decades to be fully utilized under our current business model.
At January 2, 2021, we had net operating loss carryforwards in certain states of $664 million before tax effects. Based on our estimates of future state taxable income, it is more-likely-than-not
that the majority of these carryforwards will not be realized before they expire. Accordingly, a valuation allowance has been recorded on $624 million of these carryforwards.
As of January 2, 2021, our provision for (benefit from) income taxes did not materially benefit from applicable tax holidays in foreign jurisdictions.

52	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Unrecognized Tax Benefits
As of January 2, 2021, our unrecognized tax benefits totaled $72 million, $63 million of which, if recognized, would reduce our annual effective income tax rate. As of December 28, 2019, our unrecognized tax benefits totaled $70 million, $61 million of which, if recognized, would reduce our annual effective income tax rate.
Where applicable, we accrue potential interest and penalties related to unrecognized tax benefits in income tax expense. The interest and penalties we recognized during fiscal years 2020, 2019 and 2018 were not material, individually or in aggregate, to the Consolidated Statements of Income. We have accrued balances of $22 million and $22 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at January 2, 2021 and December 28, 2019, respectively.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below:

(In millions)	2020	2019
Balance at beginning of year	$69.9	$80.8
Additions for tax positions of current year	6.5	7.5
Additions (reductions) for tax positions of prior years, net	5.2	(6.7)
Settlements with tax authorities	(3.3)	(1.9)
Expirations of statutes of limitations	(8.7)	(8.0)
Changes due to translation of foreign currencies	2.4	(1.8)

Balance at end of year	$72.0	$69.9
It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $10 million, primarily as a result of audit settlements and closing tax years.
The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. We believe we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our tax provision for (benefit from) income taxes and the related liabilities. To date, we and our U.S. subsidiaries have completed the IRS’ Compliance Assurance Process Program through 2017. With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2010.
NOTE 15. SEGMENT AND DISAGGREGATED REVENUE
 INFORMATION
Segment Reporting
We have the following reportable segments:
•	Label and Graphic Materials – manufactures and sells pressure-sensitive label and packaging materials and films for graphic and reflective products;
•
Retail Branding and Information Solutions – designs, manufactures and sells a wide variety of branding and information solutions, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment; and

•	Industrial and Healthcare Materials – manufactures and sells performance tapes and other adhesive products for industrial, medical and other applications, as well as fastener solutions.
Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. We evaluate our performance based on income from operations before interest expense and taxes. Corporate expense is excluded from the computation of income from operations for the segments.
We do not disclose total assets by reportable segment since we neither generate nor review that information internally. As our reporting structure is neither organized nor reviewed internally by country, results by individual country are not provided.

Avery Dennison Corporation	|	2020 Annual Report	53

Notes to Consolidated Financial Statements

Disaggregated Revenue Information
Disaggregated revenue information is shown below in the manner that best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Revenue from our LGM reportable segment is attributed to geographic areas based on the location from which products are shipped. Revenue from our RBIS reportable segment is shown by product group.

(In millions)	2020	2019	2018

Net sales to unaffiliated customers
Label and Graphic Materials:
U.S.	$1,294.3	$1,246.6	$1,256.0
Europe	1,758.1	1,767.9	1,851.3
Asia	1,040.8	1,065.0	1,081.2
Latin America	340.3	375.4	367.8
Other international	281.6	291.0	294.8

Total Label and Graphic Materials	4,715.1	4,745.9	4,851.1

Retail Branding and Information Solutions:
Apparel	1,432.3	1,458.5	1,441.7
Printer Solutions	198.6	191.8	171.5

Total Retail Branding and Information Solutions	1,630.9	1,650.3	1,613.2

Industrial and Healthcare Materials	625.5	673.9	694.7

Net sales to unaffiliated customers	$6,971.5	$7,070.1	$7,159.0
Revenue by geographic area is shown below. Revenue is attributed to geographic areas based on the location from which products are shipped.

(In millions)	2020	2019	2018

Net sales to unaffiliated customers
U.S.	$1,683.6	$1,638.8	$1,625.1
Europe	2,164.7	2,160.2	2,251.4
Asia	2,378.5	2,458.5	2,473.2
Latin America	440.3	498.3	490.0
Other international	304.4	314.3	319.3

Net sales to unaffiliated customers	$6,971.5	$7,070.1	$7,159.0
Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.31 billion in 2020, $1.38 billion in 2019, and $1.43 billion in 2018.

54	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Additional Segment Information
Additional financial information by reportable segment is shown below.

(In millions)	2020	2019	2018

Intersegment sales
Label and Graphic Materials	$80.3	$80.2	$78.7
Retail Branding and Information Solutions	27.5	20.6	4.7
Industrial and Healthcare Materials	6.4	8.8	8.8

Intersegment sales	$114.2	$109.6	$92.2

Income before taxes
Label and Graphic Materials	$688.8	$601.5	$568.2
Retail Branding and Information Solutions	144.7	196.6	170.4
Industrial and Healthcare Materials	58.2	60.0	62.9
Corporate expense	(82.5)	(87.6)	(83.4)
Interest expense	(70.0)	(75.8)	(58.5)
Other non-operating expense (income), net	(1.9)	(445.2)	(104.8)

Income before taxes	$737.3	$249.5	$554.8

Capital expenditures (1)
Label and Graphic Materials	$87.3	$137.8	$151.5
Retail Branding and Information Solutions	101.6	63.1	57.1
Industrial and Healthcare Materials	17.3	24.2	19.3

Capital expenditures	$206.2	$225.1	$227.9

Depreciation and amortization expense (1)
Label and Graphic Materials	$107.0	$100.2	$104.7
Retail Branding and Information Solutions	71.6	52.6	49.0
Industrial and Healthcare Materials	26.7	26.2	27.3

Depreciation and amortization expense	$205.3	$179.0	$181.0

Other expense (income), net by reportable segment
Label and Graphic Materials	$22.2	$28.3	$61.8
Retail Branding and Information Solutions	22.7	9.9	11.4
Industrial and Healthcare Materials	8.4	9.4	(1.0)
Corporate	.3	5.6	(2.3)

Other expense (income), net	$53.6	$53.2	$69.9

Other expense (income), net by type
Restructuring charges:
Severance and related costs	$49.1	$45.3	$63.0
Asset impairment charges and lease cancellation costs	6.2	5.1	10.7
Other items:
Transaction and related costs	4.2	2.6	–
Legal settlement	–	3.4	–
Argentine peso remeasurement transition loss	–	–	3.4
Other restructuring-related charge	–	–	.5
Net gain on investments	(5.4)	–	–
Net gain on sales of assets	(.5)	(3.2)	(2.7)
Reversal of acquisition-related contingent consideration	–	–	(5.0)

Other expense (income), net	$53.6	$53.2	$69.9
(1)	Corporate capital expenditures and depreciation and amortization expense are allocated to the segments based on their percentage of consolidated net sales.
Property, plant and equipment, net, in our U.S. and international operations were as follows:

(In millions)	2020	2019	2018

Property, plant and equipment, net
U.S.	$403.1	$366.9	$317.3
International	940.6	843.8	820.1

Property, plant and equipment, net	$1,343.7	$1,210.7	$1,137.4

Avery Dennison Corporation	|	2020 Annual Report	55

Notes to Consolidated Financial Statements

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION
Inventories
Net inventories at
year-end
were as follows:

(In millions)	2020	2019
Raw materials	$268.6	$231.6
Work-in-progress	210.3	201.0
Finished goods	238.3	230.4

Inventories, net	$717.2	$663.0
Property, Plant and Equipment
Major classes of property, plant and equipment, stated at cost, at year-end
were as follows:

(In millions)	2020	2019
Land	$26.1	$25.1
Buildings and improvements	746.4	687.4
Machinery and equipment	2,538.6	2,316.9
Construction-in-progress	165.2	142.2

Property, plant and equipment	3,476.3	3,171.6
Accumulated depreciation	(2,132.6)	(1,960.9)

Property, plant and equipment, net	$1,343.7	$1,210.7
Software
Capitalized software costs at
year-end
were as follows:

(In millions)	2020	2019
Cost	$506.5	$487.2
Accumulated amortization	(370.1)	(334.4)

Software, net	$136.4	$152.8
Software amortization expense was $29.0 million in 2020, $20.8 million in 2019, and $20.2 million in 2018.
Allowance for Credit Losses
Given the short-term nature of trade receivables, our allowance for credit losses is based on the financial condition of customers, the aging of receivable balances, our historical collections experience, and current and expected future macroeconomic and market conditions, including as a result of
COVID-19.
Balances are written off in the period in which they are determined to be uncollectible.
The activity related to our allowance for credit losses in 2020 was as follows:

(In millions)
Balance at beginning of year	$27.1
Provision for credit losses (1)	20.3
Amounts written off	(5.7)
Other, including foreign currency translation	2.9
Balance at end of year	$44.6
(1)	Primarily reflects estimated impacts on customers from COVID-19.
Provisions for credit losses were $10.6 million and $5.1 million in 2019 and 2018, respectively.
Equity Method Investment
As of January 2, 2021, we held a 22.9% interest in PragmatIC Printing Limited (“PragmatIC”), a company that develops flexible electronics technology. The carrying value of this investment was $5.3 million and $8.8 million as of January 2, 2021 and December 28, 2019, respectively, and was included in “Other assets” in the Consolidated Balance Sheets. In 2019, we made an additional investment in PragmatIC of approximately $4 million.

56	2020 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Research and Development
Research and development expense, which is included in “Marketing, general and administrative expense” in the Consolidated Statements of Income, was as follows:

(In millions)	2020	2019	2018
Research and development expense	$112.8	$92.6	$98.2
Supplemental Cash Flow Information
Cash paid for interest and income taxes was as follows:

(In millions)	2020	2019	2018
Interest	$69.6	$74.3	$54.9
Income taxes, net of refunds	203.4	155.0	153.5
Foreign Currency Effects
Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, decreased net income by $7.2 million, $9.7 million, and $13.4 million in 2020, 2019, and 2018, respectively.
Deferred Revenue
Deferred revenue primarily relates to constrained variable consideration on supply agreements for sales of products, as well as to payments received in advance of performance under a contract. Deferred revenue is recognized as revenue as or when we perform under a contract.
The following table shows the amounts and balance sheet locations of deferred revenue as of January 2, 2021 and December 28, 2019:

(In millions)	January 2, 2021	December 28, 2019
Other current liabilities	$18.9	$12.6
Long-term retirement benefits and other liabilities	1.4	.3

Total deferred revenue	$20.3	$12.9
Revenue recognized from amounts included in deferred revenue as of December 28, 2019 was $12.0 million in 2020. Revenue recognized from amounts included in deferred revenue as of December 29, 2018 was $10.8 million in 2019. Revenue recognized from amounts included in deferred revenue as of December 30, 2017 was $12.2 million in 2018. This revenue was included in “Net sales” in the Consolidated Statements of Income.

Avery Dennison Corporation	|	2020 Annual Report	57

Notes to Consolidated Financial Statements

NOTE 17. QUARTERLY FINANCIAL INFORMATION (Unaudited)

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2020
Net sales	$1,723.0	$1,528.5	$1,729.1	$1,990.9
Gross profit	485.1	382.9	484.2	571.1
Net income	134.2	79.7	150.5	191.5
Net income per common share	1.61	.96	1.80	2.30
Net income per common share, assuming dilution	1.60	.95	1.79	2.28

2019
Net sales	$1,740.1	$1,795.7	$1,761.4	$1,772.9
Gross profit	465.4	482.3	471.7	484.7
Net income (loss) (1)	(146.9)	143.4	144.6	162.5
Net income (loss) per common share	(1.74)	1.70	1.72	1.95
Net income (loss) per common share, assuming dilution	(1.74)	1.69	1.71	1.92

(1)	In the first quarter of 2019, we recognized final settlement charges associated with the termination of the ADPP. Refer to Note 6, “Pension and Other Postretirement Benefits,” for more information.
“Other expense (income), net” by type for each quarter is presented below.

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2020
Restructuring charges:
Severance and related costs	$2.4	$37.5	$6.5	$2.7
Asset impairment charges	–	1.8	4.4	–
Other items:
Loss (gain) on investments	–	–	1.5	(6.9)
Transaction and related costs	2.5	.7	–	1.0
Gain on sale of assets	–	–	–	(.5)

Other expense (income), net	$4.9	$40.0	$12.4	$(3.7)

2019
Restructuring charges:
Severance and related costs	$10.4	$6.1	$3.3	$25.5
Asset impairment charges and lease cancellation costs	.3	1.4	–	3.4
Other items:
Legal settlement	–	–	3.4	–
Transaction costs	–	–	–	2.6
Net gain on sales of assets	(3.2)	–	–	–

Other expense (income), net	$7.5	$7.5	$6.7	$31.5

58	2020 Annual Report	|	Avery Dennison Corporation

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
Oversight of management’s financial reporting and internal accounting control responsibilities is exercised by our Board of Directors, through its Audit and Finance Committee, which is comprised solely of independent directors. The Committee meets periodically with financial management, internal auditors and our independent registered public accounting firm to obtain reasonable assurance that each is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent registered public accounting firm and our internal audit department have free access to, and periodically meet with, the Audit and Finance Committee without management present.
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
Internal Control – Integrated Framework (2013)
, management has concluded that internal control over financial reporting was effective as of January 2, 2021. The effectiveness of internal control over financial reporting as of January 2, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ Mitchell R. Butier
___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

/s/ Gregory S. Lovins
___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Mitchell R. Butier	Gregory S. Lovins
Chairman, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Avery Dennison Corporation	|	2020 Annual Report	59

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Avery Dennison Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the “Company”) as of January 2, 2021 and December 28, 2019, and the related consolidated statements of income, of comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended January 2, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of January 2, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 2, 2021 and December 28, 2019, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the COSO.
Change in Accounting Principle
As discussed in Note 7 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

60	2020 Annual Report	|	Avery Dennison Corporation

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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Income Taxes
As described in Notes 1 and 14 to the consolidated financial statements, the Company is subject to income tax in the U.S. and multiple foreign jurisdictions, whereby management applies judgment in evaluating and estimating the Company’s worldwide provision, accruals for taxes, deferred taxes and for evaluating the Company’s tax positions. As of and for the year ended January 2, 2021, management recorded a provision for income taxes of $177.7 million, recorded total net deferred tax assets of $146.8 million and disclosed unrecognized tax benefits of $72.0 million. As disclosed by management, significant judgments and estimates are required by management when determining the Company’s tax expense and evaluating tax positions, including uncertainties. Management’s estimate of the potential outcome of uncertain tax issues is subject to management’s assessment of relevant facts and circumstances existing at the balance sheet date, as well as existing laws, regulations and practices of any governmental authorities exercising jurisdiction over the Company’s operations. Management’s assessment of the future realizability of the Company’s deferred tax assets relies heavily on forecasted earnings in certain jurisdictions, and such forecasted earnings are determined by the manner in which the Company operates its business.
The principal considerations for our determination that performing procedures relating to income taxes is a critical audit matter are (i) the significant judgment by management when accounting for income taxes, including evaluating the potential outcome of various uncertain tax issues and the realizability of deferred tax assets; (ii) a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating evidence related to the potential outcome of uncertain tax issues and the realizability of deferred tax assets on a jurisdictional basis; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to accounting for income taxes, including controls over the identification and recognition of uncertain tax issues and the realizability of deferred tax assets on a jurisdictional basis. These procedures also included, among others, (i) testing the income tax provision and the rate reconciliation and (ii) evaluating management’s process for assessing the potential outcome of uncertain tax issues and the future realizability of deferred tax assets. Evaluating management’s process for assessing the potential outcome of certain uncertain tax issues included evaluating management’s assessment of existing laws and regulations and practices of governmental authorities exercising jurisdiction over the Company’s operations. Evaluating management’s process for assessing the future realizability of certain deferred tax assets on a jurisdictional basis included evaluating estimates of future taxable income, evaluating management’s

Avery Dennison Corporation	|	2020 Annual Report	61

application of income tax law, and testing the completeness and accuracy of underlying data used in management’s assessment. Evaluating management’s estimates of future taxable income involved evaluating whether the estimates used by management were reasonable considering the current and past performance of the Company on a jurisdictional basis and whether the estimates were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of management’s assessment of the potential outcome of uncertain tax issues and the future realizability of deferred tax assets, including the application of relevant foreign and domestic income tax laws and regulations, the provision for income taxes and the reasonableness of management’s assessment of whether it is more-likely-than-not that certain tax positions will be sustained.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
February 24, 2021
We have served as the Company’s auditor since at least 1960, which were the Company’s first financial statements subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

62	2020 Annual Report	|	Avery Dennison Corporation

Other Information

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
601 South Figueroa Street, Suite 900
Los Angeles, California 90017
(213)
356-6000
Registrar and Transfer Agent
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717
(888)
682-5999
(720)
864-4993
(international)
(855)
627-5080
(hearing impaired)
https://investor.broadridge.com
Annual Meeting
Our Annual Meeting of Stockholders will be held virtually, with attendance via the internet at 1:30 p.m. Pacific Time on April 23, 2021. For more information on attending and asking questions during the virtual meeting, please refer to our 2021 Proxy Statement.
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
Certification Information
We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form
10-K
for fiscal year 2020 filed with the Securities and Exchange Commission (“SEC”), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We submitted to the New York Stock Exchange (“NYSE”) an unqualified annual written affirmation, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s corporate governance listing standards, on April 30, 2020.
Annual Report on Form
10-K
Requests
A copy of our Annual Report on Form
10-K,
as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary. Copies are also available on our investor website at www.investors.averydennison.com.
Corporate Headquarters
Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203
Phone: (626)
304-2000
Stock and Dividend Data
Our common stock is listed on the NYSE.
Ticker symbol: AVY

	2020	2019

Dividends per Common Share
First Quarter	$.58	$.52
Second Quarter	.58	.58
Third Quarter	.58	.58
Fourth Quarter	.62	.58

	$2.36	$2.26

Number of shareholders of record as of fiscal year-end	4,195	4,397

Avery Dennison Corporation	|	2020 Annual Report	63