Form 10-K, Exhibit 13
period 2022-01-01
Avery Dennison Corp
filed 2022-02-23
CIK 8818

Exhibit 13
Avery Dennison Corporation
Safe Harbor Statement
The matters discussed in this Annual Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “guidance,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “project,” “seek,” “shall,” “should,” “target,” “will,” “would,” or variations thereof, and other expressions that refer to future events and trends, identify forward-looking statements. Our forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause our actual results to differ materially from the expected results, performance or achievements expressed or implied by such forward-looking statements.
We believe that the most significant risk factors that could affect our financial performance in the near-term include: (i) the impacts to underlying demand for our products and/or foreign currency fluctuations from global economic conditions, political uncertainty, changes in environmental standards and governmental regulations, including as a result of
COVID-19;
(ii) the availability of raw materials; (iii) competitors’ actions, including pricing, expansion in key markets, and product offerings; (iv) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through price increases, without a significant loss of volume; and (v) the execution and integration of acquisitions, including our acquisition of CB Velocity Holdings, LLC (“Vestcom”).
Certain risks and uncertainties are discussed in more detail under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form
10-K
for the fiscal year ended January 1, 2022 and include, but are not limited to, risks and uncertainties relating to the following:
•	COVID-19
•
International Operations – worldwide and local economic and market conditions; changes in political conditions; and fluctuations in foreign currency exchange rates and other risks associated with foreign operations, including in emerging markets

•
Our Business – fluctuations in demand affecting sales to customers; fluctuations in the cost and availability of raw materials and energy; changes in our markets due to competitive conditions, technological developments, environmental standards, laws and regulations, and customer preferences; the impact of competitive products and pricing; execution and integration of acquisitions, including our acquisition of Vestcom; selling prices; customer and supplier concentrations or consolidations; financial condition of distributors; outsourced manufacturers; product and service quality; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; successful implementation of new manufacturing technologies and installation of manufacturing equipment; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; and collection of receivables from customers

•
Income Taxes – fluctuations in tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; retention of tax incentives; outcome of tax audits; and the realization of deferred tax assets

•
Information Technology – disruptions in information technology systems or data security breaches, including cyber-attacks or other intrusions to network security; and successful installation of new or upgraded information technology systems

•	Human Capital – recruitment and retention of employees; and collective labor arrangements
•
Our Indebtedness – credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest rates; volatility of financial markets; and compliance with our debt covenants

•	Ownership of Our Stock – potential significant variability of our stock price and amounts of future dividends and share repurchases
•
Legal and Regulatory Matters – protection and infringement of intellectual property; impact of legal and regulatory proceedings, including with respect to environmental, anti-corruption, health and safety, and trade compliance

•	Other Financial Matters – fluctuations in pension costs and goodwill impairment
Our forward-looking statements are made only as of the date hereof. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

Avery Dennison Corporation	|	2021 Annual Report	1

Avery Dennison Corporation
STOCKHOLDER RETURN PERFORMANCE
Comparison of Five-Year Cumulative Total Return as of December 31, 2021
The graph below compares the cumulative stockholder return on our common stock, including reinvestment of dividends, with the return on the S&P 500 Stock Index and the average return (weighted by market capitalization) of the S&P 500 Materials and Industrials subsets (the “Market Basket”), in each case for the five-year period ending December 31, 2021.

Total Return Analysis
(1)

	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021
Avery Dennison	$100	$167	$133	$197	$239	$338
S&P 500 Index	100	119	112	144	168	213
Market Basket (2)	100	130	118	155	183	230
(1)	Assumes $100 invested on December 31, 2016 and reinvestment of dividends.
(2)	Average weighted by market capitalization.
Historical performance is not necessarily indicative of future performance.

2	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

ORGANIZATION OF INFORMATION
Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management’s views on our financial condition and results of operations, should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto, and includes the sections identified below.

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
Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (e.g., restructuring charges, outcomes of certain legal proceedings, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, gains or losses on venture investments and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency, or timing.
We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for quarters and year-to-date periods, as applicable.
We use the non-GAAP financial measures described below in this MD&A.
•
Sales change ex. currency
refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation, and, where applicable, an extra week in our fiscal year and the calendar shift resulting from the extra week in the prior fiscal year and currency adjustment for transitional reporting of highly inflationary economies. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of currency fluctuations.

•	Organic sales change refers to sales change ex. currency, excluding the estimated impact of acquisitions and product line divestitures.
We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.
•
Free cash flow
refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments. Free cash flow is also adjusted for, where applicable, certain acquisition-related transaction costs and the cash contributions related to the termination of our U.S. pension plan. We believe that free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.

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

Avery Dennison Corporation	|	2021 Annual Report	3

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

annualized current quarter net sales assists investors in assessing our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets, and other current liabilities) that tend to be disparate in amount, frequency, or timing, and may increase the volatility of working capital as a percentage of sales from period to period. The items excluded from this measure are not significantly influenced by our day-to-day activities managed at the operating level and do not necessarily reflect the underlying trends in our operations.

OVERVIEW AND OUTLOOK
Operational and Market Update
Our operations largely recovered in 2021 from the prior-year impact of the COVID-19 pandemic, with higher volume across our businesses.
Uncertainty surrounding the global health crisis remained elevated in 2021 as many parts of the world experienced an increased number of COVID-19 cases at some point during the year. The greatest impact to our company was in Southeast Asia, particularly in our Retail Branding and Information Solutions (“RBIS”) reportable segment. The safety and well-being of employees has been and continues to be our top priority. We have taken steps to ensure employee safety, quickly implementing world-class safety protocols and continuing to adapt our guidelines as the pandemic continues to evolve. Where appropriate, we may take further actions required by international, federal, state or local authorities or that we determine are in the best interests of our employees, customers, shareholders and communities.
We worked to actively manage through a dynamic supply and demand environment in which demand across the majority of businesses and regions was strong, while raw material, freight and labor availability was constrained. Inflation was persistent and we implemented pricing and material re-engineering actions to offset higher costs. We also leveraged our global scale, working closely with customers and suppliers to minimize disruptions and demonstrating agility and preparedness through robust scenario planning.
Fiscal Year
Our fiscal years generally consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks; our 2021 and 2019 fiscal years consisted of 52-week periods ending January 1, 2022 and December 28, 2019, respectively. Our 2020 fiscal year consisted of a 53-week period ending January 2, 2021.
Net Sales
The factors impacting the reported sales change are shown in the table below.

	2021	2020
Reported sales change	21%	(1)%
Foreign currency translation	(3)	1
Extra week impact	1	(1)
Sales change ex. currency (1)	19%	(2)%
Acquisitions and product line divestitures	(3)	(2)
Organic sales change (1)	16%	(3)%
(1)	Totals may not sum due to rounding
In 2021, net sales increased on an organic basis primarily due to higher volume/mix and recovery from the prior-year impact of COVID-19. In 2020, net sales decreased on an organic basis primarily due to the impact of COVID-19 on our markets and customers.
Net Income
Net income increased from approximately $556 million in 2020 to approximately $740 million in 2021. The major factors affecting this increase in net income were:
•	Higher volume/mix
•	Lower restructuring charges
•	Favorable currency translation
•	Benefits from productivity initiatives, including savings from restructuring actions, net of transition costs
•	Benefit from the Brazil indirect tax credit
•	Lower allowance for credit losses
Offsetting factors:
•	Higher employee-related costs
•	Impact of prior-year temporary cost reduction actions
•	Net impact of higher selling prices, higher raw material costs, and higher freight costs
•	Higher income tax provision
•	Growth investments
•	Contingent liability related to patent infringement litigation
Acquisitions
Vestcom Acquisition
On August 31, 2021, we completed our acquisition of Vestcom, an Arkansas-based provider of shelf-edge pricing, productivity and consumer engagement solutions for retailers

4	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

and consumer packaged goods companies, for purchase consideration of $1.47 billion. We funded this acquisition using a combination of cash and proceeds from commercial paper borrowings and issuances of senior notes. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.
We believe Vestcom’s solutions expand our position in high value categories while adding channel access and data management capabilities to our RBIS reportable segment.
Other 2021 Acquisitions
On March 18, 2021, we completed our acquisition of the net assets of ZippyYum, LLC (“ZippyYum”), a California-based developer of software products used in the food service and food preparation industries. We believe that this acquisition enhances the product portfolio in our RBIS reportable segment.
On March 1, 2021, we completed our acquisition of the issued and outstanding stock of JDC Solutions, Inc. (“JDC”), a Tennessee-based manufacturer of pressure-sensitive specialty tapes. We believe that this acquisition expands the product portfolio in our Industrial and Healthcare Materials (“IHM”) reportable segment.
The acquisitions of ZippyYum and JDC are referred to collectively as the “Other 2021 Acquisitions.”
The aggregate purchase consideration for the Other 2021 Acquisitions was approximately $43 million. We funded the Other 2021 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to approximately $13 million subject to the acquired company’s achievement of certain performance targets. As of the acquisition date, we estimated the fair value of these earn-out payments to be approximately $12 million, which has been included in the $43 million of aggregate purchase consideration.
The Other 2021 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.
2020 Acquisitions
On December 31, 2020, we completed our acquisition of ACPO, Ltd. (“ACPO”), an Ohio-based manufacturer of self-wound (linerless) pressure-sensitive overlaminate products, for consideration of approximately $88 million. We believe this acquisition expands our product portfolio in the North American business of our Labels and Graphic Materials (“LGM”) reportable segment.
On February 28, 2020, we completed our acquisition of Smartrac’s Transponder (RFID Inlay) division (“Smartrac”), a manufacturer of RFID products, for consideration of approximately $255 million (
€
232 million). We believe this acquisition enhances our research and development capabilities, expands our product lines and provides additional manufacturing capacity. Results for Smartrac’s operations were included in our RBIS reportable segment.
These acquisitions (the “2020 Acquisitions”) were not material, individually or in the aggregate, to the Consolidated Financial Statements.
Refer to Note 2, “Acquisitions,” to the Consolidated Financial Statements for more information.
Cost Reduction Actions
2019/2020 Actions
During fiscal year 2021, we recorded $13.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 360 positions and asset impairment charges at numerous locations across our company, primarily reflecting actions in our LGM and RBIS reportable segments. The actions in our LGM reportable segment were primarily associated with consolidations of operations in North America and its graphics business in Europe, in part in response to COVID-19. The actions in our RBIS reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to COVID-19. During fiscal year 2020, we recorded $56 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 2,160 positions, as well as asset impairment charges. Our activities related to our 2019/2020 actions began in the fourth quarter of fiscal year 2019 and continued through fiscal year 2021.
Impact of Cost Reduction Actions
In both fiscal years 2021 and 2020, we realized approximately $65 million, in savings from restructuring, net of transition costs, primarily from our 2019/2020 actions.
Restructuring charges were included in “Other expense (income), net” in the Consolidated Statements of Income. Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.

Avery Dennison Corporation	|	2021 Annual Report	5

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Accounting Guidance Updates
Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for this information.
Cash Flow

(In millions)	2021	2020	2019
Net cash provided by operating activities	$1,046.8	$751.3	$746.5
Purchases of property, plant and equipment	(255.0)	(201.4)	(219.4)
Purchases of software and other deferred charges	(17.1)	(17.2)	(37.8)
Proceeds from sales of property, plant and equipment	1.1	9.2	7.8
Proceeds from insurance and sales (purchases) of investments, net	3.1	5.6	4.9
Contributions for U.S. pension plan termination	–	–	10.3
Payments for certain acquisition-related transaction costs	18.8	–	–
Free cash flow	$797.7	$547.5	$512.3
In 2021, cash flow provided by operating activities increased compared to 2020 primarily due to higher net income, changes in operational working capital and lower severance payments related to restructuring actions, partially offset by higher income tax payments, net of refunds. In 2021, free cash flow increased compared to 2020 primarily due to higher cash provided by operating activities adjusted for payments for certain acquisition-related transaction costs, partially offset by higher purchases of property, plant and equipment.
Outlook
In addition to the continued uncertain impact of COVID-19 on our businesses and including the impact of our Vestcom acquisition, certain factors that we believe may contribute to our 2022 results are described below.
•
We expect net sales to increase by approximately 8% to 11%, reflecting in part a decrease of approximately 3% from the effect of foreign currency translation and an increase of approximately 3% from the effect of acquisitions.

•	Based on recent exchange rates, we expect foreign currency translation to decrease our operating income by approximately $35 million.
•	We expect fixed and IT capital expenditures to be approximately $350 million.
•	We expect our full year effective tax rate to be in the mid-twenty percent range.

ANALYSIS OF RESULTS OF OPERATIONS
Income before Taxes

(In millions, except percentages)	2021	2020	2019
Net sales	$8,408.3	$6,971.5	$7,070.1
Cost of products sold	6,095.5	5,048.2	5,166.0
Gross profit	2,312.8	1,923.3	1,904.1
Marketing, general and administrative expense	1,248.5	1,060.5	1,080.4
Other expense (income), net	5.6	53.6	53.2
Interest expense	70.2	70.0	75.8
Other non-operating expense (income), net	(4.1)	1.9	445.2
Income before taxes	$992.6	$737.3	$249.5
Gross profit margin	27.5%	27.6%	26.9%
Gross Profit Margin
Gross profit margin in 2021 decreased slightly compared to 2020 primarily reflecting the net impact of higher sales prices, higher raw material costs and higher freight costs, the impact of prior-year temporary cost reduction actions and higher employee-related costs, partially offset by favorable volume/mix and the benefits from productivity initiatives, including temporary cost reduction actions, material re-engineering and savings from restructuring actions, net of transition costs.
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
Marketing, General and Administrative Expense
Marketing, general and administrative expense increased in 2021 compared to 2020 primarily due to higher employee-related costs including the impact of acquisitions, growth investments, the impact of prior-year temporary cost reduction actions and unfavorable currency translation, partially offset by lower allowance for credit losses.
Marketing, general and administrative expense decreased in 2020 compared to 2019 primarily due to benefits from productivity initiatives, including temporary cost reduction actions, and savings from restructuring actions, net of transition costs, as well as favorable foreign currency translation, partially offset by the impact of our Smartrac acquisition, increased allowance for credit losses and our contribution to the Avery Dennison Foundation.

6	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Other Expense (Income), Net

(In millions)	2021	2020	2019
Other expense (income), net by type
Restructuring charges:
Severance and related costs	$10.5	$49.1	$45.3
Asset impairment charges and lease cancellation costs	3.1	6.2	5.1
Other items:
Transaction and related costs	20.9	4.2	2.6
Loss (gain) on sale of assets, net	.2	(.5)	(3.2)
Gain on venture investments, net	(23.0)	(5.4)	–
Gain on sale of product line	(5.7)	–	–
Outcomes of legal proceedings, net	(.4)	–	3.4
Other expense (income), net	$5.6	$53.6	$53.2
Refer to Note 13, “Cost Reduction Actions,” to the Consolidated Financial Statements for more information.
Refer to Note 9, “Fair Value Measurements,” to the Consolidated Financial Statements for more information regarding gains on venture investments.
Refer to Note 15, “Segment and Disaggregated Revenue Information,” to the Consolidated Financial Statements for more information regarding outcomes of legal proceedings.
Interest Expense
Interest expense in 2021 was comparable to 2020. Interest expense decreased approximately $5.8 million in 2020 compared to 2019, primarily reflecting lower borrowing rates on our outstanding indebtedness.
Other
Non-Operating
Expense (Income), Net
Other
non-operating
income, net, increased in 2021 compared to 2020 as the components of net periodic benefit costs other than service costs resulted in a net credit.
Other non-operating expense, net, decreased in 2020 compared to 2019 primarily due to the prior-year impact of the Avery Dennison Pension Plan (the “ADPP”) termination. In 2019, we recorded approximately $444 million of settlement charges related to the termination of the ADPP which increased other non-operating expense compared to 2018.
Refer to Note 6, “Pension and Other Postretirement Benefits,” and Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.
Net Income and Earnings per Share

(In millions, except percentages and per share amounts)	2021	2020	2019
Income before taxes	$992.6	$737.3	$249.5
Provision for (benefit from) income taxes	248.6	177.7	(56.7)
Equity method investment (losses) gains	(3.9)	(3.7)	(2.6)
Net income	$740.1	$555.9	$303.6
Net income per common share	$8.93	$6.67	$3.61
Net income per common share, assuming dilution	8.83	6.61	3.57
Effective tax rate	25.0%	24.1%	(22.7)%
Provision for (Benefit from) Income Taxes
Our effective tax rate in 2021 increased compared to 2020 primarily due to lower benefits from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years, and the tax charge related to certain legal proceeding, partially offset by higher benefits from return-to-provision adjustments related to GILTI exclusion elections in 2021. Our effective tax rate in 2020 increased compared to 2019 primarily due to the tax effects of the settlement charges associated with our termination of the ADPP and a discrete foreign structuring transaction in 2019.
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
Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.

Avery Dennison Corporation	|	2021 Annual Report	7

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT
Operating income refers to income before taxes, interest and other non-operating
expense (income), net.
Label and Graphic Materials

(In millions)	2021	2020	2019
Net sales including intersegment sales	$5,528.9	$4,795.4	$4,826.1
Less intersegment sales	(98.5)	(80.3)	(80.2)
Net sales	$5,430.4	$4,715.1	$4,745.9
Operating income (1)	801.7	688.8	601.5
(1) Included charges associated with restructuring actions, transaction and related costs and gain/losses on sale of assets in all years, outcomes of legal proceedings and gain on sale of product line in 2021 and gain on venture investments in 2020	$(28.1)	$22.2	$28.3
Net Sales
The factors impacting reported sales change are shown in the table below.

	2021	2020
Reported sales change	15%	(1)%
Foreign currency translation	(4)	1
Extra week impact	1	(1)
Sales change ex. currency (1)	13	(1)
Acquisitions and product line divestitures	(1)	–
Organic sales change (1)	12%	(1)%
(1)	Totals may not sum due to rounding
In 2021, net sales increased on an organic basis compared to the same period in the prior year due to favorable volume/mix and pricing actions. On an organic basis, net sales increased by a mid-teens rate in emerging markets, a high-single digit rate in North America and a low double-digit rate in Western Europe.
In 2020, net sales decreased on an organic basis primarily due to raw material deflation-related price reductions, which more than offset higher volume/mix. On an organic basis, net sales increased by a low-single digit rate in emerging markets and North America and decreased by a low-to-mid single digit rate in Western Europe.
Operating Income
Operating income increased in 2021 compared to the same period last year primarily due to favorable volume/mix, the Brazil indirect tax credit, lower restructuring charges, favorable foreign currency translation, and lower allowance for credit losses. These benefits were partially offset by the net impact of higher sales prices, higher raw material costs, and higher freight costs, as well as higher employee-related costs.
Operating income increased in 2020 compared to 2019 primarily due to benefits from productivity initiatives, including temporary cost reduction actions, material re-engineering, savings from restructuring actions, net of transition costs, and benefits from raw material deflation, net of pricing and the impact of the extra week in our 2020 fiscal year. These benefits were partially offset by higher employee-related costs, unfavorable volume/mix and increased allowance for credit losses.
Retail Branding and Information Solutions

(In millions)	2021	2020	2019
Net sales including intersegment sales	$2,239.1	$1,658.4	$1,670.9
Less intersegment sales	(37.3)	(27.5)	(20.6)
Net sales	$2,201.8	$1,630.9	$1,650.3
Operating income (1)	257.2	144.7	196.6
(1) Included charges associated with restructuring actions and net gains on sales of assets and transaction and related costs in all years, outcomes of legal proceeding, loss on sale of asset and gain on venture investments in 2021 and loss on venture investments in 2020	$36.6	$22.7	$9.9
Net Sales
The factors impacting reported sales change are shown in the table below.

	2021	2020
Reported sales change	35%	(1)%
Foreign currency translation	(2)	1
Extra week impact	2	(2)
Sales change ex. currency (1)	35	(2)
Acquisitions	(10)	(7)
Organic sales change (1)	25%	(10)%
(1)	Totals may not sum due to rounding
In 2021, on an organic basis, net sales in the segment related to Intelligent Labels increased over 20%. Net sales in the base business increased by a low double-digit rate, partially due to the recovery from the prior-period impact of COVID-19.
In 2020, sales ex. currency decreased from the prior year due to a mid-teens rate decline in the base business driven by temporary closures of apparel manufacturing sites and lower demand for apparel due to the impact of COVID-19, partially offset by an approximate 40% increase in Intelligent Labels in the segment, including the

8	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

benefit of our Smartrac acquisition. The substantial majority of our sales of Intelligent Labels is reported within our RBIS reportable segment. On an organic basis, sales in the segment related to Intelligent Labels increased by a mid-single digit rate. Company-wide, sales of Intelligent Labels increased on an organic basis at a high-single digit rate.
Operating Income
Operating income increased in 2021 compared to 2020 primarily due to higher volume, including the impact of acquisitions, benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and lower restructuring charges, partially offset by higher employee-related costs, the impact of prior-year temporary cost reduction actions, growth investments, outcomes of legal proceedings, and higher transaction and related costs.
Operating income decreased in 2020 compared to 2019 primarily due to lower volume, higher long-term growth-related investments, including costs associated with our Smartrac acquisition, higher restructuring charges and increased allowance for credit losses, partially offset by benefits from productivity initiatives, including temporary cost reduction actions and savings from restructuring actions, net of transition costs.
Industrial and Healthcare Materials

(In millions)	2021	2020	2019
Net sales including intersegment sales	$789.4	$631.9	$682.7
Less intersegment sales	(13.3)	(6.4)	(8.8)
Net sales	$776.1	$625.5	$673.9
Operating income (1)	81.6	58.2	60.0
(1) Included charges associated with restructuring actions in all years and transaction and related costs and gain on sale of assets in 2021.	$2.4	$8.4	$9.4
Net Sales
The factors impacting reported sales change are shown in the table below.

	2021	2020
Reported sales change	24%	(7)%
Foreign currency translation	(4)	–
Extra week impact	2	(2)
Sales change ex. currency (1)	22	(9)
Acquisitions	(4)	–
Organic sales change (1)	18%	(9)%
(1)	Totals may not sum due to rounding
In 2021, net sales increased on an organic basis compared to the same period in the prior year primarily due to an increase over 20% in industrial categories and a low-single digit rate increase in healthcare categories, partially due to the recovery from the prior-period impact of COVID-19.
In 2020, net sales decreased on an organic basis due to a high single-digit rate decline in industrial categories and a mid-single
digit decline in healthcare categories due to lower demand as a result of the impact of COVID-19.
Operating Income
Operating income increased in 2021 compared to 2020 primarily due to higher volume/mix and lower restructuring charges, partially offset by the impact of prior-year temporary cost reduction actions, the net impact of higher sales prices, higher raw material costs, and higher freight costs and higher employee-related costs.
Operating income decreased in 2020 compared to 2019 primarily due to lower volume, partially offset by benefits from productivity initiatives, including temporary cost reduction actions and savings from restructuring actions, net of transition costs.
FINANCIAL CONDITION
Liquidity
Operating Activities

(In millions)	2021	2020	2019
Net income	$740.1	$555.9	$303.6
Depreciation	167.3	154.2	140.3
Amortization	76.8	51.1	38.7
Provision for credit losses and sales returns	35.7	64.0	58.7
Stock-based compensation	37.2	24.0	34.5
Pension plan settlements and related charges	1.6	.5	444.1
Deferred taxes and other non-cash taxes	2.6	9.3	(216.9)
Other non-cash expense and loss (income and gain), net	10.1	44.9	28.3
Trade accounts receivable	(113.2)	14.7	(42.2)
Inventories	(182.7)	(6.0)	(18.1)
Accounts payable	255.2	(68.2)	46.4
Taxes on income	(7.3)	(35.2)	5.4
Other assets	4.1	18.2	38.4
Other liabilities	19.3	(76.1)	(114.7)
Net cash provided by operating activities	$1,046.8	$751.3	$746.5

Avery Dennison Corporation	|	2021 Annual Report	9

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

In 2021, cash flow provided by operating activities increased compared to 2020 primarily due to higher net income, changes in operational working capital and lower severance payments related to restructuring actions, partially offset by higher income tax payments, net of refunds.
In 2020, cash flow provided by operating activities increased compared to 2019 primarily due to higher net income, lower pension plan contributions, lower incentive compensation payments and lower severance payments related to restructuring actions, partially offset by higher income tax payments, net of refunds, and changes in operational working capital primarily related to the timing of vendor payments.
Investing Activities

(In millions)	2021	2020	2019
Purchases of property, plant and equipment	$(255.0)	$(201.4)	$(219.4)
Purchases of software and other deferred charges	(17.1)	(17.2)	(37.8)
Proceeds from sales of property, plant and equipment	1.1	9.2	7.8
Proceeds from insurance and sales (purchases) of investments, net	3.1	5.6	4.9
Proceeds from sale of product line	7.6	–	–
Payments for acquisitions, net of cash acquired, and investments in businesses	(1,477.6)	(350.4)	(6.5)
Net cash used in investing activities	$(1,737.9)	$(554.2)	$(251.0)
Purchases of Property, Plant and Equipment
In 2021, we invested in equipment to support growth in the U.S. and certain countries in Europe and Asia Pacific for our LGM reportable segment, in the U.S. for our IHM reportable segment, and in the U.S. and certain countries in Asia Pacific for our RBIS reportable segment. In 2020 and 2019, we invested in equipment and expanded manufacturing facilities to support growth, and productivity improvement primarily in the U.S. and certain countries in Asia Pacific, including Thailand, India, and China, for our LGM reportable segment and in China, the U.S., and Malaysia for our RBIS reportable segment.
Purchases of Software and Other Deferred Charges
In 2021, 2020 and 2019, we invested in information technology upgrades worldwide. In 2019, we also invested in enterprise resource planning system implementations in North America.
Proceeds from Sales of Property, Plant and Equipment
In 2021, the majority of the proceeds from sales of property, plant and equipment was related to the sale of equipment in Asia Pacific. In 2020, the majority of the proceeds from sales of property, plant and equipment was related to the sale of a property in Europe. In 2019, the majority of the proceeds from sales of property, plant and equipment was related to the sale of three properties in North America, Asia Pacific and Europe.
Proceeds from Insurance and Sales (Purchases) of Investments, Net
In 2021, we had lower proceeds from insurance associated with our company-owned life insurance policies.
Proceeds from Sale of Product Line
In 2021, proceeds from the sale of a product line were in our LGM reportable segment.
Payments for Acquisitions, Net of Cash Acquired, and Investments in Businesses
In 2021, we paid consideration, net of cash acquired, of approximately $1.44 billion and $32 million for the Vestcom acquisition and Other 2021 Acquisitions, respectively. We funded the Vestcom acquisition using the net proceeds from the $500 million and $300 million senior notes we issued in August 2021, commercial paper borrowings and cash. We funded the Other 2021 Acquisitions using cash and commercial paper borrowings. In 2020, we paid consideration, net of cash acquired, of approximately $255 million to acquire Smartrac, which we initially funded through commercial paper borrowings, and approximately $88 million to acquire ACPO. We also made certain venture investments in 2021, 2020 and 2019.

10	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Refer to Note 2, “Acquisitions,” to the Consolidated Financial Statements for more information.
Financing Activities

(In millions)	2021	2020	2019
Net increase (decrease) in borrowings with maturities of three months or less	$259.2	$(110.4)	$(5.3)
Additional borrowings under revolving credit facility	–	500.0	–
Repayments of borrowings under revolving credit facility	–	(500.0)	–
Additional long-term borrowings	791.7	493.7	–
Repayments of long-term debt and finance leases	(13.4)	(270.2)	(18.6)
Dividends paid	(220.6)	(196.8)	(189.7)
Share repurchases	(180.9)	(104.3)	(237.7)
Net (tax withholding) proceeds related to stock-based compensation	(25.4)	(19.7)	(17.4)
Other	(6.3)	–	(1.6)
Net cash provided by (used in) financing activities	$604.3	$(207.7)	$(470.3)
Borrowings and Repayment of Debt
During 2021, 2020, and 2019, our commercial paper borrowings were used to fund acquisitions, dividend payments, share repurchases, capital expenditures and other general corporate purposes.
In August 2021, we issued $500 million of senior notes, due February 15, 2032, which bear an interest rate of 2.250%, payable semiannually in arrears. Our net proceeds from the issuance, after deducting underwriting discounts and offering expenses, were $493.7 million. Additionally, in August 2021, we issued $300 million of senior notes, due August 15, 2024, which we can repay without penalty on or after August 15, 2022 and bear an interest rate of 0.850%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $298 million. We used the net proceeds from these two debt issuances to finance a portion of the Vestcom acquisition.
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
In the first quarter of 2020, in light of uncertainty as a result of
COVID-19
regarding the availability of commercial paper, which we typically rely upon to fund our day-to-day
operational needs, and the relatively favorable terms under our recently-extended $800 million revolving credit facility (the “Revolver”), we borrowed $500 million from the Revolver with a six-month
duration. We repaid this amount in June 2020.
Refer to Note 2, “Acquisitions,” and Note 4, “Debt,” to the Consolidated Financial Statements for more information.
Dividends Paid
We paid dividends per share of $2.66, $2.36 and $2.26 in 2021, 2020 and 2019, respectively. In April 2021, we increased our quarterly dividend rate to $.68 per share, representing an increase of approximately 10% from our previous quarterly dividend rate of $.62 per share. In October 2020, we increased our quarterly dividend to $.62 per share, representing an increase of approximately 7% from our previous dividend rate of $.58 per share.
Share Repurchases
From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2021, 2020 and 2019, we repurchased approximately .9 million, .8 million and 2 million shares of our common stock, respectively. We temporarily paused share repurchase activity in March 2020 as a result of
COVID-19
and resumed repurchases late in the third quarter of 2020.
In April 2019, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, excluding any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. As of January 1, 2022, shares of our common stock in the aggregate amount of $359.6 million remained authorized for repurchase under this Board authorization.

Avery Dennison Corporation	|	2021 Annual Report	11

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Net (Tax Withholding) Proceeds Related to Stock-Based Compensation
In 2021, tax withholding for stock-based compensation increased compared to 2020 primarily as a result of equity awards vesting at higher share prices. In 2020, proceeds from stock option exercises decreased compared to 2019, with tax withholding for stock-based compensation also decreasing, primarily as a result of lower vesting of equity awards.
Approximately .02 million, .05 million and .3 million stock options were exercised in 2021, 2020 and 2019, respectively. Refer to Note 12, “Long-Term Incentive Compensation,” to the Consolidated Financial Statements for more information.
Analysis of Selected Balance Sheet Accounts
Long-lived Assets
Property, plant and equipment, net, increased by approximately $134 million to $1.48 billion at year-end
2021, which primarily reflected purchases of property, plant and equipment and the acquisitions of Vestcom and the Other 2021 Acquisitions, partially offset by depreciation expense and the impact of foreign currency translation.
Goodwill increased by approximately $745 million to $1.88 billion at year-end
2021, which reflected acquired goodwill associated with the acquisition of Vestcom and the Other 2021 Acquisitions, partially offset by the impact of foreign currency translation.
Other intangibles resulting from business acquisitions, net, increased by approximately $687 million to $911 million at year-end
2021, which reflected the valuations of other intangibles from the acquisitions of Vestcom and the Other 2021 Acquisitions, partially offset by amortization expense and the impact of foreign currency translation.
Refer to Note 3, “Goodwill and Other Intangibles Resulting from Business Acquisitions,” to the Consolidated Financial Statements for more information.
Shareholders’ Equity Accounts
The balance of our shareholders’ equity increased by approximately $440 million to $1.92 billion at year-end
2021. Refer to Note 11, “Supplemental Equity and Comprehensive Income Information,” to the Consolidated Financial Statements for more information.
Impact of Foreign Currency Translation

(In millions)	2021	2020
Change in net sales	$201	$(67)
In 2021, international operations generated approximately 75% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.
The favorable impact of foreign currency translation on net sales in 2021 compared to 2020 was primarily related to euro-denominated sales and sales in China.
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
Analysis of Selected Financial Ratios
We utilize the financial ratios discussed below to assess our financial condition and operating performance. We believe this information assists our investors in understanding the drivers impacting our cash flow other than net income and capital expenditures.
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

12	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

sales, in 2021 was lower compared to 2020. Further discussion of the components of operational working capital is provided below.

(In millions, except percentages)	2021	2020
( A) Working capital	$186.7	$490.2
Reconciling items:
Cash and cash equivalents	(162.7)	(252.3)
Other current assets	(240.2)	(211.5)
Short-term borrowings and current portion of long-term debt and finance leases	318.8	64.7
Current income taxes payable and other current accrued liabilities	930.3	810.4

( B) Operational working capital	$1,032.9	$901.5

(C) Fourth-quarter net sales, annualized	$8,732.8	$7,394.8

Operational working capital, as a percentage of annualized current-quarter net sales (B) ÷ (C)	11.8%	12.2%
Accounts Receivable Ratio
The average number of days sales outstanding was 59 days in 2021 compared to 61 days in 2020, calculated using the accounts receivable balance at year-end
divided by the average daily sales in the fourth quarter of 2021 and 2020, respectively. The decrease in average number of days sales outstanding was primarily due to higher volume and the impact of foreign currency translation, partially offset by the timing of collections and the impact of acquisitions.
Inventory Ratio
Average inventory turnover was 7.0 in 2021 compared to 7.5 in 2020, calculated using the annualized fourth-quarter cost of products sold in 2021 and 2020, respectively, and divided by the inventory balance at the respective year-end.
The decrease in average inventory turnover primarily reflected inventory build to manage supply chain disruptions and anticipated increased demand.
Accounts Payable Ratio
The average number of days payable outstanding was 74 days in 2021 compared to 73 days in 2020, calculated using the accounts payable balance at year-end
divided by the annualized fourth-quarter cost of products sold in 2021 and 2020, respectively. The increase in the average number of days payable outstanding from the prior year primarily reflected the impact of higher accounts payable balances due to our inventory build to manage supply chain disruptions and anticipated increased demand, partially offset by the impact of acquisitions and foreign currency translation.
Capital Resources
Capital resources include cash flows from operations, cash and cash equivalents and debt financing, including access to commercial paper supported by our Revolver. We use these resources to fund operational needs.
At
year-end
2021, we had cash and cash equivalents of $162.7 million held in accounts at third-party financial institutions. Our cash balances are held in numerous locations throughout the world. At year-end
2021, the majority of our cash and cash equivalents was held by our foreign subsidiaries, primarily in Asia Pacific and Europe.
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
In February 2020, we amended and restated the Revolver, eliminating one of the financial covenants and extending its maturity date to February 13, 2025. The maturity date may be further extended for a one-year period under certain circumstances. The commitments under the Revolver may be increased by up to $400 million, subject to lender approvals and customary requirements. The Revolver is used as a back-up facility for our commercial paper program and can be used for other corporate purposes.
The Revolver contains a financial covenant that requires us to maintain a maximum leverage ratio (calculated as a ratio of consolidated debt to consolidated EBITDA as defined in the agreement) of not more than 3.50 to 1.00; provided that, in the event of an acquisition by us that exceeds $250 million, which occurred when we acquired Vestcom, the maximum leverage ratio increases to 4.00 to 1.00 for the fiscal quarter in which the acquisition occurs and three consecutive fiscal quarters immediately following that fiscal quarter. As of January 1, 2022 and January 2, 2021, our ratio was substantially below the maximum ratio allowed by the Revolver.
In addition to the Revolver, we have significant short-term lines of credit available in various countries of approximately $358 million in the aggregate at January 2, 2021. These lines may be cancelled at any time by us or

Avery Dennison Corporation	|	2021 Annual Report	13

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

the issuing banks. Short-term borrowings outstanding under our lines of credit were $11.2 million and $22.2 million at January 2, 2021 and January 2, 2021, respectively, with a weighted average interest rate of 4.97% and 3.6%, respectively. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.
We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.
Capital from Debt
The carrying value of our total debt increased by approximately $988 million to $3.10 billion at year-end
2021 compared to $2.12 billion at
year-end
2020, primarily reflecting our issuance of the $500 million and $300 million senior notes in August 2021 and a net increase in commercial paper borrowings.
Credit ratings are a significant factor in our ability to raise short- and long-term financing. The credit ratings assigned to us also impact the interest rates we pay and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings could impact our ability to access commercial paper markets. If our access to commercial paper markets were to become limited, as it did in the first quarter of 2020 as a result of
COVID-19
when we drew down on the Revolver, we believe that the Revolver and our other credit facilities would be available to meet our short-term funding requirements. When determining our credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic dispersion and management team. There has been no change to the credit ratings assigned to us as a result of
COVID-19.
We remain committed to maintaining an investment grade rating.
Fair Value of Debt
The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was $3.25 billion at January 1, 2022 and $2.34 billion at January 2, 2021. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for more information.

Contractual Obligations, Commitments and
Off-Balance
Sheet Arrangements
Material Cash Requirements at End of Year 2021

	Payments Due by Period
(In millions)	Total	2022	2023	2024	2025	2026	Thereafter
Short-term borrowings	$313.2	$313.2	$–	$–	$–	$–	$–
Long-term debt	2,795.3	–	250.0	300.0	595.3	–	1,650.0
Interest on long-term debt	537.0	75.1	71.0	66.8	64.0	54.9	205.2
Finance leases	18.3	6.1	5.3	5.0	1.7	.2	–
Operating leases	204.4	51.5	40.1	29.8	22.9	14.4	45.7

Total contractual obligations	$3,868.2	$445.9	$366.4	$401.6	$683.9	$69.5	$1,900.9

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

14	2021 Annual Report	|	Avery Dennison Corporation

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

•
Deferred compensation plan benefit payments – It is impracticable for us to obtain a reasonable estimate for 2022 and beyond due to the volatility of payment amounts and certain events that could trigger immediate payment of benefits to participants. In addition, participant account balances are marked-to-market
monthly and benefit payments are adjusted annually. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.

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

•
Unfunded termination indemnity benefits to certain employees outside of the U.S. – These benefits are subject to applicable agreements, local laws and regulations; however, the timing of these payments cannot be reasonably estimated. Refer to Note 6, “Pension and Other Postretirement Benefits,” to the Consolidated Financial Statements for more information.

•
Unrecognized tax benefits of $74 million – The resolution of the balance, including the timing of payments, is contingent upon various unknown factors and cannot be reasonably estimated. Refer to Note 14, “Taxes Based on Income,” to the Consolidated Financial Statements for more information.

CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect our reported amounts of assets and liabilities, disclosure of contingent liabilities and reported amounts of revenue and expense. Actual results could differ from these estimates.
Critical accounting estimates are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe our critical accounting estimates include accounting for goodwill, business combinations, pension and postretirement benefits, taxes based on income and long-term incentive compensation.

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
We perform an annual impairment test of goodwill during the fourth quarter. Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.
A quantitative assessment primarily consists of a present value (discounted cash flow) method to determine the fair value of reporting units with goodwill. We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit’s fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of

Avery Dennison Corporation	|	2021 Annual Report	15

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

that reporting unit. In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital for comparable companies. Our assumptions about sales, operating margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.
In our annual impairment analysis in the fourth quarter of 2021, the goodwill of all reporting units in our LGM, RBIS, and IHM reportable segments, were tested utilizing a qualitative assessment. Based on this assessment, we determined that the fair values of these reporting units were more-likely-than-not
greater than their respective carrying values. Therefore, the goodwill of our reporting units was not impaired.
Business Combinations
The results of acquired businesses are included in our Consolidated Financial Statements from their acquisition date. Assets and liabilities of an acquired business are recorded at their estimated fair values on the acquisition date. We engage third-party valuation specialists to assist us in determining these fair values as necessary. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.
The allocation of purchase price requires management to make significant estimates and assumptions. While we believe our assumptions and estimates are reasonable, they are inherently uncertain and based in part on experience, market conditions, projections of future performance and information obtained from management of the acquired companies. Critical estimates include, but are not limited to, the following:
•	future revenue and profit margins;
•	royalty rates;
•	discount rates;
•	customer retention rates;
•	technology migration curves; and
•	useful lives assigned to acquired intangible assets.
Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis over their respective estimated useful lives to marketing, general and administrative expense.
Pension and Postretirement Benefits
Our assumptions used in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions we use, such as the discount rate, expected long-term rate of return or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changes in market conditions or participant population, the actuarial assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related costs.
Discount Rate
In consultation with our actuaries, we annually review and determine the discount rates we use in valuing our postretirement obligations. Our assumed discount rates for our international pension plans reflect market rates for high quality corporate bonds currently available. Our discount rates are determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our pension and postretirement benefit plans. As of January 1, 2022, a .25% increase in the discount rates associated with our international plans would have decreased our year-end
projected benefit obligation by $44 million and decreased expected periodic benefit cost for the coming year by approximately $1 million. Conversely, a .25% decrease in the discount rates associated with our international plans would have increased our year-end
projected benefit obligation by approximately $44 million and increased expected periodic benefit cost for the coming year by approximately $2 million.

16	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Using this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of these plans’ liability cash flows to the corresponding rates on the yield curve.
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
Tax laws and regulations are complex and subject to different interpretations by taxpayers and governmental taxing authorities. We review our tax positions quarterly and adjust the balances if and as new information becomes available. Significant judgment is required in determining our tax expense and evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of the governmental authorities exercising jurisdiction over our operations. We recognize and measure our uncertain tax positions following the more-likely-than-not
threshold for recognition and measurement for tax positions we take or expect to take on a tax return. For example, we continue to monitor developments regarding the European Commission state aid investigations for jurisdictions in which we have significant operations, such as the Netherlands and Luxembourg.
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

Avery Dennison Corporation	|	2021 Annual Report	17

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.
We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective based on a financial performance condition based on the fair market value of our common stock as of the date of the grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the performance objectives established for the award.
We determine the fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the respective target performance objectives established for the award.
Forfeiture Rate
Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.
Certain of our assumptions are based on management’s estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact our stock-based compensation expense and results of operations.
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
Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve this objective, we may periodically use interest rate contracts to manage our exposure to interest rate changes.
Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with natural gas we anticipate using in our manufacturing operations. These amounts are not material to our financial statements.
In the normal course of operations, we also face other risks that are either non-financial
or
non-quantifiable.
These risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk, and litigation and compliance risk, which are not reflected in the analyses described below.

18	2021 Annual Report	|	Avery Dennison Corporation

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Foreign Exchange
Value-At-Risk
We use a
Value-At-Risk
(“VAR”) model to determine the estimated maximum potential
one-day
loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. VAR model estimates are made assuming normal market conditions. The model includes foreign exchange derivative contracts. Forecasted transactions, firm commitments, accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, are excluded from the model.
The VAR model is a risk analysis tool and does not represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.
In both 2021 and 2020, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year
historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day
time horizon.
The estimated maximum potential
one-day
loss in earnings for our foreign exchange positions and contracts was not significant at year-end
2021 or 2020.
Interest Rate Sensitivity
In 2021 and 2020, an assumed 9 and 18 basis point, respectively, increase in interest rates affecting our variable-rate borrowings (10% of our weighted average interest rate on floating rate debt) would not have had a significant impact on interest expense.

Avery Dennison Corporation	|	2021 Annual Report	19

Consolidated Balance Sheets

(Dollars in millions, except per share amount)	January 1, 2022	January 2, 2021
Assets
Current assets:

Cash and cash equivalents	$ 162.7	$ 252.3
Trade accounts receivable, less allowances of $33 and $44.6 at year-end 2021 and 2020, respectively	1,424.5	1,235.2
Inventories	907.2	717.2
Other current assets	240.2	211.5
Total current assets	2,734.6	2,416.2
Property, plant and equipment, net	1,477.7	1,343.7
Goodwill	1,881.5	1,136.4
Other intangibles resulting from business acquisitions, net	911.4	224.9
Deferred tax assets	130.2	197.7
Other assets	836.2	765.0
	$ 7,971.6	$ 6,083.9

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt and finance leases	$ 318.8	$ 64.7
Accounts payable	1,298.8	1,050.9
Accrued payroll and employee benefits	299.0	239.0
Accrued trade rebates	176.3	140.2
Income taxes payable	74.9	86.3
Other current liabilities	380.1	344.9
Total current liabilities	2,547.9	1,926.0
Long-term debt and finance leases	2,785.9	2,052.1
Long-term retirement benefits and other liabilities	474.9	503.6
Deferred tax liabilities and income taxes payable	238.5	117.3
Commitments and contingencies (see Notes 7 and 8)
Shareholders’ equity:
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2021 and 2020; issued – 124,126,624 shares at year-end 2021 and 2020; outstanding – 82,605,953 and 83,151,174 shares at year-end 2021 and 2020, respectively	124.1	124.1
Capital in excess of par value	862.3	862.1
Retained earnings	3,880.7	3,349.3
Treasury stock at cost, 41,520,671 and 40,975,450 shares at year-end 2021 and 2020, respectively	(2,659.8)	(2,501.0)
Accumulated other comprehensive loss	(282.9)	(349.6)
Total shareholders’ equity	1,924.4	1,484.9
	$ 7,971.6	$ 6,083.9
See Notes to Consolidated Financial Statements

20	2021 Annual Report	|	Avery Dennison Corporation

Consolidated Statements of Income

(In millions, except per share amounts)	2021	2020	2019

Net sales	$8,408.3	$6,971.5	$7,070.1
Cost of products sold	6,095.5	5,048.2	5,166.0
Gross profit	2,312.8	1,923.3	1,904.1
Marketing, general and administrative expense	1,248.5	1,060.5	1,080.4
Other expense (income), net	5.6	53.6	53.2
Interest expense	70.2	70.0	75.8
Other non-operating expense (income), net	(4.1)	1.9	445.2
Income before taxes	992.6	737.3	249.5
Provision for (benefit from) income taxes	248.6	177.7	(56.7)
Equity method investment (losses) gains	(3.9)	(3.7)	(2.6)
Net income	$740.1	$555.9	$303.6

Per share amounts:
Net income per common share	$8.93	$6.67	$3.61
Net income per common share, assuming dilution	$8.83	$6.61	$3.57

Weighted average number of shares outstanding:
Common shares	82.9	83.4	84.0
Common shares, assuming dilution	83.8	84.1	85.0
See Notes to Consolidated Financial Statements

Avery Dennison Corporation	|	2021 Annual Report	21

Consolidated Statements of Comprehensive Income

(In millions)	2021	2020	2019

Net income	$740.1	$555.9	$303.6
Other comprehensive income (loss), net of tax:
Foreign currency translation:
Translation gain (loss)	30.7	(3.0)	2.3
Pension and other postretirement benefits:
Net gain recognized from actuarial gain/loss and prior service cost/credit	27.9	6.2	66.4
Reclassifications to net income	4.4	2.9	266.1
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	5.4	(7.5)	.5
Reclassifications to net income	(1.7)	(.1)	(1.4)
Other comprehensive income (loss), net of tax	66.7	(1.5)	333.9
Total comprehensive income, net of tax	$806.8	$554.4	$637.5
See Notes to Consolidated Financial Statements

22	2021 Annual Report	|	Avery Dennison Corporation

Consolidated Statements of Shareholders’ Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balance as of December 29, 2018	$124.1	$872.0	$2,864.9	$(2,223.9)	$(682.0)	$955.1
Net income	–	–	303.6	–	–	303.6
Other comprehensive income (loss), net of tax	–	–	–	–	333.9	333.9
Repurchase of 2,222,937 shares for treasury	–	–	–	(237.7)	–	(237.7)
Issuance of 665,380 shares under stock-based compensation plans	–	2.0	(13.6)	28.0	–	16.4
Contribution of 200,742 shares to 401(k) Plan	–	–	13.9	8.5	–	22.4
Dividends of $2.26 per share	–	–	(189.7)	–	–	(189.7)
Balance as of December 28, 2019	$124.1	$874.0	$2,979.1	$(2,425.1)	$(348.1)	$1,204.0
Net income	–	–	555.9	–	–	555.9
Other comprehensive income (loss), net of tax	–	–	–	–	(1.5)	(1.5)
Repurchase of 792,997 shares for treasury	–	–	–	(104.3)	–	(104.3)
Issuance of 389,102 shares under stock-based compensation plans	–	(11.9)	(3.4)	20.2	–	4.9
Contribution of 188,229 shares to 401(k) Plan	–	–	14.5	8.2	–	22.7
Dividends of $2.36 per share	–	–	(196.8)	–	–	(196.8)
Balance as of January 2, 2021	$124.1	$862.1	$3,349.3	$(2,501.0)	$(349.6)	$1,484.9
Net income	–	–	740.1	–	–	740.1
Other comprehensive income (loss), net of tax	–	–	–	–	66.7	66.7
Repurchase of 925,425 shares for treasury	–	–	–	(180.9)	–	(180.9)
Issuance of 257,189 shares under stock-based compensation plans	–	.2	(7.2)	16.6	–	9.6
Contribution of 123,015 shares to 401(k) Plan	–	–	19.1	5.5	–	24.6
Dividends of $2.66 per share	–	–	(220.6)	–	–	(220.6)
Balance as of January 1, 2022	$124.1	$862.3	$3,880.7	$(2,659.8)	$(282.9)	$1,924.4
See Notes to Consolidated Financial Statements

Avery Dennison Corporation	|	2021 Annual Report	23

Consolidated Statements of Cash Flows

(In millions)	2021	2020	2019
Operating Activities

Net income	$740.1	$555.9	$303.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	167.3	154.2	140.3
Amortization	76.8	51.1	38.7
Provision for credit losses and sales returns	35.7	64.0	58.7
Stock-based compensation	37.2	24.0	34.5
Pension plan settlements and related charges	1.6	.5	444.1
Deferred taxes and other non-cash taxes	2.6	9.3	(216.9)
Other non-cash expense and loss (income and gain), net	10.1	44.9	28.3
Changes in assets and liabilities and other adjustments:
Trade accounts receivable	(113.2)	14.7	(42.2)
Inventories	(182.7)	(6.0)	(18.1)
Accounts payable	255.2	(68.2)	46.4
Taxes on income	(7.3)	(35.2)	5.4
Other assets	4.1	18.2	38.4
Other liabilities	19.3	(76.1)	(114.7)
Net cash provided by operating activities	1,046.8	751.3	746.5

Investing Activities
Purchases of property, plant and equipment	(255.0)	(201.4)	(219.4)
Purchases of software and other deferred charges	(17.1)	(17.2)	(37.8)
Proceeds from sales of property, plant and equipment	1.1	9.2	7.8
Proceeds from insurance and sales (purchases) of investments, net	3.1	5.6	4.9
Proceeds from sale of product line	7.6	—	—
Payments for acquisitions, net of cash acquired, and investments in businesses	(1,477.6)	(350.4)	(6.5)
Net cash used in investing activities	(1,737.9)	(554.2)	(251.0)

Financing Activities
Net increase (decrease) in borrowings with maturities of three months or less	259.2	(110.4)	(5.3)
Additional borrowings under revolving credit facility	–	500.0	–
Repayments of borrowings under revolving credit facility	–	(500.0)	–
Additional long-term borrowings	791.7	493.7	–
Repayments of long-term debt and finance leases	(13.4)	(270.2)	(18.6)
Dividends paid	(220.6)	(196.8)	(189.7)
Share repurchases	(180.9)	(104.3)	(237.7)
Net (tax withholding) proceeds related to stock-based compensation	(25.4)	(19.7)	(17.4)
Other	(6.3)	–	(1.6)
Net cash provided by (used in) financing activities	604.3	(207.7)	(470.3)
Effect of foreign currency translation on cash balances	(2.8)	9.2	(3.5)
Increase (decrease) in cash and cash equivalents	(89.6)	(1.4)	21.7
Cash and cash equivalents, beginning of year	252.3	253.7	232.0
Cash and cash equivalents, end of year	$162.7	$252.3	$253.7
See Notes to Consolidated Financial Statements

24	2021 Annual Report	|	Avery Dennison Corporation

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
We sell other pressure-sensitive materials in converted form as tapes and reflective sheeting. We also manufacture and sell a variety of other converted products and items not involving pressure-sensitive components, such as fasteners, tickets, tags, radio-frequency identification (“RFID”) inlays and tags, imprinting equipment and related solutions, and shelf-edge pricing, productivity, and consumer engagement solutions.
Principles of Consolidation
Our Consolidated Financial Statements include the accounts of majority-owned and controlled subsidiaries. Intercompany accounts, transactions, and profits are eliminated in consolidation. We apply the equity method of accounting for investments in which we have significant influence but not a controlling interest.
Fiscal Year
Our fiscal years generally consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks; our 2021 and 2019 fiscal years consisted of
52-week
periods ending January

1
, 2022 and December 28, 2019, respectively. Our 2020 fiscal year consisted of a
53-week
period ending January
2
, 2021.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions for the reporting period and as of the date of our financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. The business and economic uncertainty caused by the COVID-19 pandemic has made these estimates and assumptions more difficult to determine. As future events and their effect cannot be determined with precision, actual results could differ significantly from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents generally consist of cash on hand, deposits in banks, cash-in-transit,
and bank drafts and short-term investments with maturities of three months or less when purchased or received. The carrying value of these assets approximates fair value due to the short maturity of these instruments.
Inventories
We state inventories at the lower of cost or net realizable value and categorized as raw materials, work-in-progress,
or finished goods. Cost is determined using the
first-in,
first-out
method. We record inventory that is damaged, obsolete, excess and slow-moving to cost of products sold

and we establish a lower cost basis for the inventory. Slow-moving inventory is reviewed by category and may be recognized partially or fully to cost of products sold depending on the type of product, level of usage, and length of time the product has been included in inventory.
Trade Accounts Receivable
We record trade accounts receivable at the invoiced amount. Our allowance for credit losses reflects customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to the following:

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

Avery Dennison Corporation	|	2021 Annual Report	25

Notes to Consolidated Financial Statements

Leases
Our leases primarily relate to office and warehouse space, machinery, transportation, and equipment for information technology. We determine if an arrangement is a lease or contains a lease at inception. For lease accounting purposes, we do not separate lease and nonlease components, nor do we record operating or finance lease assets and liabilities for short-term leases. We have options to renew or terminate some of our leases. We evaluate renewal and termination options based on considerations available at the lease commencement date and over the lease term to determine if we are reasonably certain to exercise these options. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. We recognize expense for operating leases using a straight-line basis over the lease term, with variable lease payments recognized in the periods in which they are incurred.
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
We perform an annual impairment test of goodwill during the fourth quarter. Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or our decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not
that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. A quantitative assessment primarily uses a present value (discounted cash flow) method to determine the fair value of reporting units with goodwill.
We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit’s fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit.
In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital for comparable companies. Our assumptions about sales, operating margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond our long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may materially differ from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

26	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

We test indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more-likely-than-not
that their carrying amounts exceed their fair values. In performing the impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If we decide not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, we perform a quantitative assessment. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay for use of the asset. Variation in the royalty rates could impact our estimate of fair value. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
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
We account for our operations in Argentina as highly inflationary, as the country’s three-year cumulative inflation rate exceeded
 100%.
As a result, the functional currency of our Argentine subsidiary is the U.S. dollar.
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
See Note 5, “Financial Instruments,” for more information.
Fair Value Measurements
We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.
We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers consist of Level 1, which are observable inputs such as quoted prices in active markets; Level 2, which are inputs other than

Avery Dennison Corporation	|	2021 Annual Report	27

Notes to Consolidated Financial Statements

quoted prices in active markets that are either directly or indirectly observable; and Level 3, which are unobservable inputs in which little or no market data exists, and require us to develop our own assumptions to determine the best estimate of fair value.
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
Our payment terms with our customers are generally consistent with those used in the industries and the regions in which we operate.
We accept sales returns in certain limited circumstances. We record an estimate for return liabilities and a corresponding reduction to sales, in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. We update our estimates each reporting period.
Sales rebates, discounts, and other customer concessions represent variable consideration and are common in the industries and regions in which we operate, which we account for as a reduction to sales based on estimates at the time at which products are sold. We base these estimates on our historical experience, as well as current information such as sales forecasts. We review our estimates regularly and, as additional information becomes available, we adjust our sales and the respective accruals as necessary.
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
Research and Development
Research and development costs are related to research, design and testing of new products and applications, which we expense as incurred.
Long-Term Incentive Compensation
No long-term incentive compensation expense was
capitalized in 2021, 2020 or 2019.
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
We estimated the fair value of stock options as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term.
We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective using a financial performance condition based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward from the target shares at the time of grant based on the probability of the financial performance objectives established for the award being achieved.
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

28	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Certain of these assumptions are based on management’s estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.
Valuation of Cash-Based Awards
Cash-based awards consist of long-term incentive units (“LTI Units”) granted to eligible employees. We classify LTI Units as liability awards and remeasure them at each quarter-end
over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.
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
See Note 14, “Taxes Based on Income,” for more information.
Recent Accounting Requirements
In November 2021, the Financial Accounting Standards Board (“FASB”) issued an accounting guidance update that requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. This guidance is effective for our annual disclosures for our fiscal year beginning January 2, 2022. We are currently assessing the impact of this guidance on our disclosures.
In October 2021, the FASB issued an accounting guidance update that requires entities to recognize and measure contract assets and liabilities acquired in a business combination in accordance with revenue recognition guidance. The update will generally result in an entity recognizing contract assets and liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than fair value. This guidance is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. We will adopt this guidance at the beginning of our fiscal year on January 2, 2022.
NOTE 2. ACQUISITIONS
Vestcom Acquisition
On August 31, 2021, we completed our acquisition of
CB Velocity Holdings, LLC (“Vestcom”), an

Arkansas-based provider of shelf-edge pricing, productivity and consumer engagement solutions for retailers and consumer packaged goods companies, for purchase consideration of $1.47 billion. We funded this acquisition using a combination of cash and proceeds from commercial paper borrowings and issuances of senior notes. Refer to Note 4, “Debt,” to the Consolidated Financial Statements for more information.
We believe Vestcom’s solutions expand our position in high value categories while adding channel access and data management capabilities to our Retail Branding and Information Solutions (“RBIS”) reportable segment.

Avery Dennison Corporation	|	2021 Annual Report	29

Notes to Consolidated Financial Statements

The table below summarizes the preliminary fair value of assets acquired and liabilities assumed in the Vestcom acquisition.

(In millions)
Cash and cash equivalents	$24.3
Trade accounts receivable	98.7
Other current assets	28.5
Property, plant and equipment	56.3
Goodwill	756.6
Other intangibles resulting from business acquisition	727.0
Other assets	22.7
Total assets	1,714.1
Current liabilities	47.5
Other liabilities	17.2
Deferred and non-current income tax liabilities	184.3
Total liabilities	249.0
Net assets acquired	$1,465.1

The final allocation of purchase consideration to assets and liabilities is ongoing
as we continue to evaluate certain balances, estimates and assumptions during the measurement period (up to one year from the acquisition date). Consistent with the allowable time to complete our assessment, the valuation of certain acquired assets and liabilities, including environmental liabilities and income taxes, is currently pending finalization.
The impact of the Vestcom acquisition was not material to the proforma net sales or net income of our combined operations for the periods presented. Net sales and net income related to Vestcom post-acquisition were not material to the Consolidated Statements of Income for the periods presented.

Other 2021 Acquisitions
On March 18, 2021, we completed our acquisition of the net assets of ZippyYum, LLC (“ZippyYum”), a California-based developer of software products used in the food service and food preparation industries. We believe this acquisition enhances the product portfolio in our RBIS reportable segment.
On March 1, 2021, we completed our acquisition of the issued and outstanding stock of JDC Solutions, Inc. (“JDC”), a Tennessee-based manufacturer of pressure-sensitive specialty tapes. We believe that this acquisition expands the product portfolio in our Industrial and Healthcare Materials (“IHM”) reportable segment.
The acquisitions of ZippyYum and JDC are referred to collectively as the “Other 2021 Acquisitions.”
The aggregate purchase consideration for the Other 2021 Acquisitions was approximately $43 million. We funded the Other 2021 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out
payments of up to approximately $13 million subject to the acquired company’s achievement of certain performance targets.
As of the acquisition date, we

estimate
d
the fair value of these
earn-out
payments to be approximately $12 million, which has been included in the $43 million of aggregate purchase consideration.
The Other 2021 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.
2020 Acquisitions
On December 31, 2020, we completed our acquisition of ACPO, Ltd. (“ACPO”), an Ohio-based manufacturer of self-wound (linerless) pressure-sensitive overlaminate products, for consideration of approximately $88 million. We
believe this acquisition expands our product portfolio in the North American business of our
Labels and Graphic Materials (“
LGM
”)
reportable segment.
On February 28, 2020, we completed our acquisition of Smartrac’s Transponder (RFID Inlay) division (“Smartrac”), a manufacturer of RFID products, for consideration of approximately $255 million (
€
232 million).
We believe this acquisition enhances our research and development capabilities, expands our product lines and provides additional manufacturing capacity. Results for Smartrac’s operations were included in our RBIS reportable segment.
These acquisitions (the “2020 Acquisitions”) were not material, individually or in the aggregate, to the
Consolidated Financial Statements.

30	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill
Results from our annual goodwill impairment test in the fourth quarter of 2021 indicated that no impairment occurred during 2021. The assumptions used in our assessment of these assets were primarily based on Level 3 inputs.
Changes in the net carrying amount of goodwill for 2021 and 2020 by reportable segment were as follows:

(In millions)	Label and Graphic Materials	Retail Branding and Information Solutions	Industrial and Healthcare Materials	Total
Goodwill as of December 28, 2019	$407.8	$349.3	$173.7	$930.8
Acquisitions (1)	45.8	112.7	–	158.5
Translation adjustments	27.3	9.8	10.0	47.1
Goodwill as of January 2, 2021	480.9	$471.8	$183.7	$1,136.4
Acquisitions (2)	–	774.5	6.9	781.4
Acquisition adjustment (3)	1.2	–	–	1.2
Translation adjustments	(25.7)	(10.3)	(1.5)	(37.5)
Goodwill as of January 1, 2022	$456.4	$1,236.0	$189.1	$1,881.5
(1)
Goodwill acquired in 2020 related to the acquisitions of Smartrac, which is included in our RBIS reportable segment, and ACPO, which is included in our LGM reportable segment. We expect the recognized goodwill related to the Smartrac acquisition not to be deductible for income tax purposes and the recognized goodwill related to the ACPO acquisition to be deductible for income tax purposes.

(2)
Goodwill acquired related to the acquisitions of Vestcom, JDC and ZippyYum. We expect nearly all of the recognized goodwill related to the Vestcom and JDC acquisitions not to be deductible for income tax purposes and the recognized goodwill related to the ZippyYum acquisition to be deductible for income tax purposes.

(3)	Measurement period adjustment related to the finalization of the purchase price allocation for the acquisition of ACPO completed in December 2020.
The carrying amounts of goodwill at January 1, 2022 and January 2, 2021 were net of accumulated impairment losses of $820 million recognized in fiscal year 2009 by our RBIS reportable segment.
Indefinite-Lived Intangible Assets
In connection with our acquisition of Vestcom, we acquired approximately $135 million of identifiable indefinite lived intangible assets consisting of trade names and trademarks. We utilized the income approach to estimate the fair values of acquired identifiable intangibles, primarily using Level 3 inputs. We applied significant judgment in determining the fair value of intangible assets, which included our estimates and assumptions with respect to estimated future revenue and related profit margins, royalty rates, discount rates, and economic lives assigned to the acquired intangible assets.
Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred in 2021. The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $155.6 million and $22.2 million at January 1, 2022 and January 2, 2021, respectively.
Finite-Lived Intangible Assets
In connection with our acquisition of Vestcom, we acquired approximately
$592
million
of identifiable finite-lived intangible assets, which consisted of customer relationships and patented and other developed technology. We utilized the income approach to estimate the fair values of acquired identifiable intangibles, primarily using Level 3 inputs. We applied significant judgment in determining the fair value of intangible assets, which included our estimates and assumptions with respect to estimated future revenue and related profit margins, customer retention rates, technology migration curves, royalty rates, discount rates, and economic lives assigned to the acquired intangible assets.
The table below summarizes the amounts and useful lives of these intangible assets as of the acquisition date.

	Amount (in millions)	Amortization period (in years)

Customer relationships	$492.0	12
Patented and other developed technology	100.4	7

Avery Dennison Corporation	|	2021 Annual Report	31

Notes to Consolidated Financial Statements

The intangible assets from the Other 2021 Acquisitions were not material to the Consolidated Financial Statements.
In connection with the 2020 Acquisitions, we acquired
approximately
$106
million of identifiable finite-lived intangible assets, which consisted of customer relationships, trade names and trademarks and patented and other developed technology. We utilized the income and cost approaches to estimate the fair values of acquired identifiable intangibles, primarily using Level 3 inputs.
The table below summarizes the amounts and weighted
average
useful lives of these intangible assets as of the acquisition date.

	Amount (in millions)	Weighted average amortization period (in years)
Patented and other developed technology	$62.5	11
Customer relationships	41.4	7
Trade names and trademarks	2.2	5
Refer to Note 2, “Acquisitions,” for more information.
The table below sets forth our finite-lived intangible assets resulting from business acquisitions at January 1, 2022 and January 2, 2021, which continue to be amortized.

	2021			2020
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$862.5	$277.2	$585.3	$373.3	$254.1	$119.2
Patented and other developed technology	247.7	84.7	163.0	147.3	69.8	77.5
Trade names and trademarks	14.8	9.7	5.1	28.2	22.2	6.0
Other intangibles	3.2	.8	2.4	.2	.2	–
Total	$1,128.2	$372.4	$755.8	$549.0	$346.3	$202.7

Amortization expense for finite-lived intangible assets resulting from business acquisitions was $44.6 million for 2021, $19.9 million for 2020 and $13.5 million for 2019.
We expect estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years to be as follows:

(In millions)	Estimated Amortization Expense
2022	$43.5
2023	42.5
2024	40.8
2025	40.0
2026	36.9
NOTE 4. DEBT
Short-Term Borrowings
We had
$189

million of outstanding borrowings from U.S. commercial paper issuances with a weighted average interest rate of 0.32% as of January
1, 2022 and no outstanding borrowings from U.S. commercial paper as of January

2, 2021.
We have a Euro-Commercial Paper Program under which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our $800 million revolving credit facility (the “Revolver”). There are no financial covenants under this program. We had balance
s
of $113.1 million and $36.9 million outstanding under this program as of January 1, 2022 and January 2, 2021, respectively.
Short-Term Credit Facilities
In February 2020, we amended and restated the Revolver, eliminating one of the financial covenants and extending its maturity date to February 13, 2025.
The maturity date may be further extended for a
one-year
period under certain circumstances. The commitments under the Revolver may be increased by up to $400 million,

subject to lender approvals and customary requirements. We use the Revolver as a back-up
facility for our commercial paper program
and for other corporate purposes.

32	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

No balance was outstanding under the Revolver as of January 1, 2022 or January 2, 2021. Commitment fees associated with the Revolver in 2021, 2020 and 2019 were $.9 million, $.8 million and $1.2 million, respectively.
In addition to the Revolver, we have short-term lines of credit available in various countries of approximately $358 million in the aggregate at January
1
, 202
2
. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under these
 lines of credit were $
11.2 million and $
22.2 million at January
1
, 202
2
 and
January 2, 2021
, respectively, with weighted average interest rate
s
of 4.97% and 3.6%, respectively.
From time to time, we provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.
Long-Term Borrowings
In August 2021, we issued $500 million of senior notes, due February 15, 2032, which bear an interest rate of 2.250%, payable semiannually in arrears. Our net proceeds from th is
 issuance, after deducting underwriting discounts and offering expenses, were $493.7 million. Additionally, in August 2021, we issued $300 million of senior notes, due August 15, 2024, which we can repay
without penalty on or after August 15, 2022 and bear an interest rate of 0.850%, payable semiannually in arrears. Our net proceeds from th is
 issuance, after deducting underwriting discounts and offering expenses, were $298 million. We used the net proceeds from these two debt issuances to finance a portion of the Vestcom acquisition.

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

Our long
-term debt, and their respective interest rates, at
year-end
2021 and 2020 is shown below.

(In millions)	2021	2020
Long-term debt
Medium-term notes:
Series 1995 due 2020 and 2025	$30.0	$30.0
Long-term notes:
Senior notes due 2023 at 3.4%	249.5	249.3
Senior notes due 2024 at 0.85%	298.3	–
Senior notes due 2025 at 1.25% (1)	563.3	612.1
Senior notes due 2028 at 4.875%	495.3	494.6
Senior notes due 2030 at 2.650%	494.8	494.2
Senior notes due 2032 at 2.25%	493.9	–
Senior notes due 2033 at 6.0%	149.1	149.0
Less amount classified as current	–	–
Total long-term debt (2)	$2,774.2	$2,029.2
(1)	These senior notes are euro-denominated.
(2)	Includes unamortized debt issuance cost s and debt discount s of $12.9 million and $8.2 million, respectively, as of year-end 2021 and $8.7 million and $4.9 million, respectively, as of year-end 2020.
At
year-end
2021 and 2020, our medium-term notes had accrued interest at a weighted average fixed rate of 7.5%. In the second quarter of 2020, we repaid $15 million of medium-term notes that matured in June 2020.
We expect maturities of our long-term debt for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)
2022	$–
2023	250.0
2024	300.0
2025	595.3
2026	–
2027 and thereafter	1,650.0
Refer to Note 7, “Commitments and Leases,” for information related to finance leases.

Avery Dennison Corporation	|	2021 Annual Report	33

Notes to Consolidated Financial Statements

Other
Prior to its amendment and restatement in February 2020, the Revolver contained financial covenants requiring that we maintain specified ratios of total debt and interest expense in relation to certain measures of income. In February 2020, one of the financial covenants was eliminated. The remaining financial covenant requires us t
o
maintain a specified ratio of total debt in relation to a certain measure of income. As of January 1, 2022 and
January 2, 2021, we were in compliance with our financial covenants.
Our total interest costs in 2021, 2020 and 2019 were $75 million, $73.9 million and $81.1 million, respectively, of which $4.8 million, $3.9 million and $5.3 million, respectively, was capitalized as part of the cost of property, plant and equipment and capitalized software.
The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was
$3.25 billion at January 1, 2022 and $2.34 billion at January 2, 2021. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, “Summary of Significant Accounting Policies,” for more information.
NOTE 5. FINANCIAL INSTRUMENTS
As of January 1, 2022, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $3.5 million and $1.67 billion, respectively.
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
Cash Flow Hedges
For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of “Accumulated other comprehensive loss” and reclassified into earnings in the same period(s) during which the hedged transaction impacts earnings. Gains and losses on these derivatives, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings. Except for the cross-currency swap discussed below, cash flow hedges were not material in 2021, 2020 or 2019.
Cross-Currency Swap
Following our Smartrac acquisition and issuance of senior notes in March 2020, we entered into U.S. dollar to euro cross-currency swap contracts with a total notional amount of $250 million to have the effect of converting the fixed-rate U.S. dollar-denominated debt in
to euro-denominated debt, including semiannual interest payments and the payment of principal at maturity. During the term of the contract, which ends on April 30, 2030, we pay fixed-rate interest in euros and receive fixed-rate interest in U.S. dollars. These contracts have been designated as cash flow hedges
. The
fair value of
these contracts was $(10.3) million and

$(36.7) million
 as of January 1, 2022 and January 2, 2021, respectively, and included in “Long-term retirement benefits and other liabilities” in the Consolidated Balance Sheets. Refer to Note 9, “Fair Value Measurements,” to the Consolidated Financial Statements for more information.
We recorded no ineffectiveness from our cross-currency swap to earnings during
2021 or 2020.

Other Derivatives
The following table shows the fair value and balance sheet locations of other derivatives as of January 1, 2022 and January 2, 2021:

	Asset			Liability
(In millions)	Balance Sheet Location	2021	2020	Balance Sheet Location	2021	2020
Foreign exchange contracts	Other current assets	$6.3	$5.1	Other current liabilities	$2.9	$8.4
Commodity contracts	Other current assets	–	.1	Other current liabilities	–	.1
		$6.3	$5.2		$2.9	$8.5

34	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

For other derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings.
The following table shows the components of the net gains (losses) recognized in income related to these derivative instruments:

(In millions)	Statements of Income Location	2021	2020	2019
Foreign exchange contracts	Cost of products sold	$1.4	$1.9	$(1.5)
Foreign exchange contracts	Marketing, general and administrative expense	21.0	(14.2)	3.5
		$22.4	$(12.3)	$2.0
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
In 2019, we terminated and settled the Avery Dennison Pension Plan (the “ADPP”), a U.S. defined benefit plan. In connection with this termination, we settled approximately $753 million of ADPP liabilities by entering into an agreement to purchase annuities primarily from American General Life Insurance Company and through a combination of annuities and direct funding to the Pension Benefit Guaranty Corporation for a small portion of former employees and their beneficiaries. These settlements resulted in approximately $444 million of pretax charges in 2019, partially offset by related tax benefits of approximately $179 million.
Plan Assets
Assets in our international plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans in the aggregate is approximately

32
% in equity securities,
60
% in fixed income securities and cash, and
8
% in insurance contracts and other investments, subject to periodic fluctuations among these asset classes
.
Fair Value Measurements
The valuation
methodologies we use for assets measured at fair value are described below.
Cash is valued at nominal value. Cash equivalents and mutual funds are valued at fair value as determined by quoted market prices, based upon the net asset value (“NAV”) of shares held at year-end.
Fixed income treasury securities are valued at fair value as determined by quoted prices in active markets. Fixed income municipal and corporate bonds are valued at fair value based on quoted prices for similar instruments in active markets or other inputs that are observable or can be corroborated by observable market data. Pooled funds are structured as collective trusts, not publicly traded, and valued by calculating NAV per unit based on the NAV of the underlying funds/trusts as a practical expedient for the fair value of the pooled funds. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior
-
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

Avery Dennison Corporation	|	2021 Annual Report	35

Notes to Consolidated Financial Statements

The following table sets forth, by level within the fair value hierarchy (as applicable), international plan assets at fair value:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
2021

Cash	$10.1	$10.1	$–	$–
Insurance contracts	37.9	–	–	37.9
Pooled funds – real estate investment trusts	11.0	–	–	11.0
Pooled funds – fixed income securities (1)	464.4
Pooled funds – equity securities (1)	302.8
Pooled funds – other investments (1)	48.4
Total international plan assets at fair value	$874.6
2020
Cash	$3.8	$3.8	$–	$–
Insurance contracts	41.2	–	–	41.2
Pooled funds – fixed income securities (1)	469.9
Pooled funds – equity securities (1)	332.8
Pooled funds – other investments (1)	49.5
Total international plan assets at fair value	$897.2
(1)
Pooled funds that are measured at fair value using the NAV per unit
 (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total international plan assets.

The following table presents a reconciliation of Level 3 international plan asset activity during the year ended
January 1, 2022:

	Level 3 Assets
(In millions)	Insurance Contracts	Pooled Funds – Real Estate Investment Trusts	Total
Balance at January 2, 2021	$41.2	$–	$41.2
Net realized and unrealized gain	.7	–	.7
Purchases	3.3	–	3.3
Settlements	(4.6)	–	(4.6)
Transfers into Level 3 (1)	–	11.0	11.0
Impact of changes in foreign currency exchange rates	(2.7)	–	(2.7)
Balance at January 1, 2022	$37.9	$11.0	$48.9
(1)	Transfers into Level 3 were primarily driven by the use of unobservable inputs in the pricing of the underlying assets.
As a result of the ADPP settlements, there were no U.S. plan assets remaining as of January 1, 202
2
.

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
We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe that this approach provides a more precise measurement of service and interest cost by aligning the timing of a plan’s liability cash flows to its corresponding rates on the yield curve.

36	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

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
Plan Balance Sheet Reconciliations
The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:
Plan Benefit Obligations
	Pension Benefits
	2021		2020
(In millions)	U.S.	Int’l	U.S.	Int’l
Change in projected benefit obligations

Projected benefit obligations at beginning of year	$77.3	$953.9	$75.7	$811.7
Service cost	–	19.0	–	17.8
Interest cost	1.0	8.9	1.8	11.0
Participant contribution	–	4.7	–	3.7
Amendments	–	(.9)	–	.4
Actuarial (gain) loss	(1.7)	(15.6)	7.1	53.5
Benefits paid	(9.8)	(23.3)	(7.3)	(21.1)
Settlements	–	(3.7)	–	(2.4)
Foreign currency translation	–	(60.6)	–	79.3
Projected benefit obligations at end of year	$66.8	$882.4	$77.3	$953.9
Accumulated benefit obligations at end of year	$66.8	$806.4	$77.3	$883.6
Plan Assets

	Pension Benefits
	2021		2020
(In millions)	U.S.	Int’l	U.S.	Int’l
Change in plan assets
Plan assets at beginning of year	$–	$897.2	$–	$734.4
Actual return on plan assets	–	37.3	–	91.5
Employer contributions	9.8	20.7	7.3	17.2
Participant contributions	–	4.7	–	3.7
Benefits paid	(9.8)	(23.3)	(7.3)	(21.1)
Settlements	–	(3.7)	–	(2.4)
Foreign currency translation	–	(58.3)	–	73.9
Plan assets at end of year	$–	$874.6	$–	$897.2

Avery Dennison Corporation	|	2021 Annual Report	37

Notes to Consolidated Financial Statements

Funded Status

	Pension Benefits
	2021		2020
(In millions)	U.S.	Int’l	U.S.	Int’l
Funded status of the plans

Other assets	$–	$113.6	$–	$92.4
Other accrued liabilities	(7.0)	(1.0)	(9.1)	(1.5)
Long-term retirement benefits and other liabilities (1)	(59.8)	(120.4)	(68.2)	(147.6)
Plan assets less than benefit obligations	$(66.8)	$(7.8)	$(77.3)	$(56.7)
(1)	In accordance with our funding strategy, we have the option to fund certain of our U.S. liabilities with proceeds from our company-owned life insurance policies.

	Pension Benefits
	2021		2020
	U.S.	Int’l	U.S.	Int’l
Weighted average assumptions used to determine year-end benefit obligations
Discount rate	2.49%	1.57%	2.02%	1.26%
Compensation rate increase	–	2.33	–	2.15
For U.S. and international plans combined, the projected benefit obligations and fair value
s
of plan assets for pension plans with projected benefit obligations in excess of plan assets were $261 million and $73 million, respectively, at year-end
2021 and $295 million and $69 million, respectively, at
year-end
2020.
For U.S. and international plans combined, the accumulated benefit obligations and fair value
s
of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $228 million and $67 million, respectively, at year-end
2021 and $265
mi
llion and $69 million, respectively, at
year-end
2020.
Accumulated Other Comprehensive Loss
The following table shows the
pre-tax
amounts recognized in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets:

	Pension Benefits
	2021		2020
(In millions)	U.S.	Int’l	U.S.	Int’l
Net actuarial loss	$15.6	$41.5	$18.2	$83.3
Prior service (credit) cost	–	(4.0)	–	(3.9)

Net amount recognized in accumulated other comprehensive loss	$15.6	$37.5	$18.2	$79.4
The following table shows the
pre-tax
amounts recognized in “Other comprehensive loss (income)”:

	Pension Benefits
	2021		2020		2019
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Net actuarial loss (gain)	$(.7)	$(34.8)	$3.5	$(13.5)	$(44.6)	$(42.7)
Prior service credit	–	(.9)	–	.4	–	1.8
Amortization of unrecognized:
Net actuarial gain	(.8)	(6.1)	(.6)	(5.2)	(.5)	(4.0)
Prior service credit (cost)	–	.4	–	.4	–	.4
Settlements	(1.1)	(.5)	(.2)	(.3)	(442.8)	(.6)

Net amount recognized in other comprehensive loss (income)	$(2.6)	$(41.9)	$2.7	$(18.2)	$(487.9)	$(45.1)

38	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Plan Income Statement Reconciliations
The following table shows the components of net periodic benefit cost, which are recorded in net income for our defined benefit plans:

	Pension Benefits
	2021		2020		2019
(In millions)	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Service cost	$–	$19.0	$–	$17.8	$–	$15.6
Interest cost	1.0	8.9	1.8	11.0	2.7	14.8
Actuarial loss (gain)	(1.1)	–	3.7	–	2.5	–
Expected return on plan assets	–	(19.8)	–	(18.5)	–	(21.0)
Amortization of actuarial loss	.8	6.1	.6	5.2	.5	4.0
Amortization of prior service (credit) cost	–	(.4)	–	(.4)	–	(.4)
Recognized loss on settlements (1)	1.1	.5	.2	.3	443.5	.6

Net periodic benefit cost (credit)	$1.8	$14.3	$6.3	$15.4	$449.2	$13.6
(1)
In 2021, settlements in the U.S. related to a
non-qualified
plan; settlements in our international plans related to
lump-sum
payments in Belgium and Switzerland. In 2020, settlements in the U.S. related to a non-qualified plan; settlements in our international plans related to lump-sum payments in Belgium, France and for certain expatriate employees. In 2019, settlements in the U.S. related to the ADPP termination; settlements in our international plans related to lump-sum payments in Switzerland.

Service cost and components of net periodic benefit cost other than service cost were included in “Marketing, general and administrative expense” and “Other non-operating
expense (income), net” in the Consolidated Statements of Income, respectively.
The following table shows the weighted average assumptions used to determine net periodic cost:

	Pension Benefits
	2021		2020		2019
	U.S.	Int’l	U.S.	Int’l	U.S.	Int’l

Discount rate	2.20%	1.26%	2.89%	1.66%	3.73%	2.39%
Expected return on assets	–	2.61	–	2.79	–	3.38
Compensation rate increase	–	2.15	–	2.21	–	2.23
Plan Contributions
We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. The following table sets forth our expected contributions in 2022:

(In millions)

U.S. pension plans	$7.1
International pension plans	13.5
Future Benefit Payments
The future benefit payments shown below reflect the expected service periods for eligible participants.

	Pension Benefits
(In millions)	U.S.	Int’l

2022	$7.1	$20.1
2023	6.3	22.5
2024	6.1	23.6
2025	6.1	22.2
2026	5.9	27.1

2027-2031	22.5	138.5

Avery Dennison Corporation	|	2021 Annual Report	39

Notes to Consolidated Financial Statements

Postretirement Health Benefits
We provide postretirement health benefits to certain of our retired U.S. employees up to the age of 65 under a cost-sharing arrangement and provide supplemental Medicare benefits to certain of our U.S. retirees over the age of 65.
Our

postretirement health benefit plan was closed to
new
eligible participants retiring after December 31, 2021.

Our policy is to fund the cost of these postretirement benefits from operating cash flows. While we do not intend to terminate these postretirement health benefits, we may do so at any time, subject to applicable laws and regulations. At year-end
2021, our postretirement health benefits obligation and related loss recorded in “Accumulated other comprehensive loss” were approximately
$
2
 million and approximately $
12
 million, respectively. At
year-end
2020
, our postretirement health benefits obligation and related loss recorded in “Accumulated other comprehensive loss” were approximately $
3
 million and approximately $
10
 million, respectively. Net periodic benefit cost was not material in
2021
,
2020
 or
2019
.
Defined Contribution Plans
We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan (“Savings Plan”), a 401(k) plan for our U.S. employees.
We recognized expense of $24.6 million, $22.7 million and $22.4 million in 2021, 2020 and 2019, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.
Other Retirement Plans
We have deferred compensation plans and programs that permit eligible employees and directors to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end
2021 and 2020, we had accrued $96.1 million and $95.1 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.
Our Directors Deferred Equity Compensation Program allows our non-employee
directors to elect to receive their cash compensation in deferred stock units (“DSUs”) issued under our equity plan. Additionally, two legacy deferred compensation plans had DSUs that were issued under our then-active equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable dividend payable date. DSUs are converted into shares of our common stock upon a director’s separation from our Board. Approximately
.1 million DSUs were outstanding
for both
year-end
2021 and 2020, with an aggregate value of $24 million and $22 million, respectively.
We hold company-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in “Other assets” in the Consolidated Balance Sheets, were $272.2 million and $254.8 million at year-end
2021 and 2020, respectively.

NOTE 7. COMMITMENTS AND LEASES
Supplemental cost information related to leases is shown below.

(In millions)	2021	2020	2019
Operating lease costs	$68.8	$63.1	$65.4
Lease costs related to finance leases were not material in 2021, 2020 or 2019.

40	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Supplemental balance sheet information related to leases is shown below.

(In millions)	Balance Sheet Location	2021	2020
Assets
Operating	Other assets	$ 183.0	$ 161.3
Finance (1)	Property, plant and equipment, net	28.9	38.2
Total leased assets		$ 211.9	$ 199.5

Liabilities
Current:
Operating	Other current liabilities	$ 47.3	$ 44.3
Finance	Short-term borrowings and current portion of long-term debt and finance leases	5.5	5.6
Non-current:
Operating	Long-term retirement benefits and other liabilities	135.3	116.0
Finance	Long-term debt and finance leases	11.7	22.9
Total lease liabilities		$ 199.8	$ 188.8
(1)	Finance lease assets are net of accumulated amortization of $10.4 million and $8.3 million as of January 1, 2022 and January 2, 2021, respectively.

Supplemental cash flow information related to leases is shown below.

(In millions)	2021	2020	2019
Cash paid for amounts included in the measurement of operating lease liabilities	$ 54.2	$ 54.9	$ 53.1
Operating lease assets obtained in exchange for operating lease liabilities	58.0	48.4	32.6
Cash flows related to finance leases were not material in 2021, 2020 or 2019.
Weighted average remaining lease term and discount rate information related to leases as of January 1, 2022 is shown below.

	2021	2020
Weighted average remaining lease term (in years):

Operating	6.5	6.2
Finance	3.3	3.2
Weighted average discount rate (percentage):
Operating	3.0%	4.3%
Finance	2.9	2.9
Operating and finance lease liabilities by maturity date from January 1, 2022 are shown below.

(In millions)	Operating Leases	Finance Leases
2022	$51.5	$6.1
2023	40.1	5.3
2024	29.8	5.0
2025	22.9	1.7
2026	14.4	.2
2027 and thereafter	45.7	–
Total lease payments	204.4	18.3
Less: imputed interest	(21.8)	(1.1)
Present value of lease liabilities	$182.6	$17.2
As of January 1, 2022, we had no significant operating or finance leases that had not yet commenced.

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
We are currently party to a litigation in which ADASA Inc. (“Adasa”), an unrelated third party, alleged that certain of our radio-frequency identification (“RFID”) products infringed on its patent. We recorded a contingent liability related to this matter in the second quarter of 2021 in the amount of $26.6 million based on a jury verdict issued on May 14, 2021.
During the third quarter of 2021, the first instance judgment associated with the jury verdict was issued. This resulted in additional potential liability of $35.8 million for, among other things,

royalties on a higher number of tags and royalties on tags sold after March 31, 2021. We did not increase the contingent liability we recorded for this additional potential liability. With continued evaluation of the matter and our defenses, as well as consultation with our outside counsel, we continue to believe that
Adasa’s
patent is invalid and that, even if valid, we have not

Avery Dennison Corporation	|	2021 Annual Report	41

Notes to Consolidated Financial Statements

infringed it, and that the royalty rate used as the basis for the jury’s determination is unreasonable under prevailing industry standards, as well as that any liability related to this matter would be substantially lower than that which is reflected in either the jury verdict or the first instance judgment. On October 22, 2021, we appealed the judgment to the United States Court of Appeals for the Federal Circuit and continue to believe meritorious defenses exist to significantly reduce the liability we currently have recorded.
As our appeal is still pending, we
maintained our current contingent liability of $26.6 million for this matter as a reasonable estimate within the range of probable outcomes.

We have largely completed our migration to alternative encoding methods used in our other RFID tags.
Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses determined to be probable in an amount higher or lower than what we have accrued, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.
Environmental Expenditures
Environmental expenditures are generally expensed. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these matters could affect future results of operations should our exposure be materially different from our estimates or should liabilities be incurred that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities. We review our estimates of the costs of complying with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party (“PRP”). Environmental expenditures for newly acquired assets and those that extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset.
As of January 1, 2022, we have been designated by the U.S. Environmental Protection Agency (“EPA”) and/or other responsible state agencies as a PRP at twelve waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of these sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.
These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, our future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses determined to be probable in an amount higher or lower than what we have accrued, we would adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites would be addressed as they arise; until then, a range of expenses for such remediation cannot be determined.
The activity related to our environmental liabilities in 2021 and 2020 was as follows:

(In millions)	2021	2020
Balance at beginning of year	$21.1	$21.4
Charges, net of reversals	2.9	3.0
Payments	(2.1)	(3.3)
Balance at end of year	$21.9	$21.1
Approximately $2 million and $9 million, respectively, of the balance was classified as short-term and included in “Other current liabilities” in the Consolidated Balance Sheets as of January 1, 2022 and January 2, 2021.

42	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

NOTE 9. FAIR VALUE MEASUREMENTS
Recurring Fair Value Measurements
The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of January 1,
2022:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets

Investments	$33.9	$27.1	$6.8	$–
Derivative assets	7.1	.6	6.5	–
Bank drafts	14.1	14.1	–	–
Liabilities
Cross-currency swap	$10.3	$–	$10.3	$–
Derivative liabilities	3.6	–	3.6	–
Contingent consideration liabilities	7.6	–	–	7.6
The following table provides the assets and liabilities carried at fair value, measured on a recurring basis, as of

January 2, 2021:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs ( Level 3)
Assets
Investments	$33.6	$27.4	$6.2	$–
Derivative assets	5.2	.1	5.1	–
Bank drafts	12.8	12.8	–	–
Liabilities
Cross-currency swap	$36.7	$–	$36.7	$–
Derivative liabilities	9.5	.3	9.2	–

Investments include fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of January 1, 2022, investments of $.5 million and $33.4 million were included in “Cash and cash equivalents” and “Other current assets,” respectively, in the Consolidated Balance Sheets. As of January 2, 2021, investments of $1 million and $32.6 million were included in “Cash and cash equivalents” and “Other current assets,” respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in “Other current assets” in the Consolidated Balance Sheets.
Contingent consideration liabilities relate to estimated earn-out payments associated with one of the Other 2021 Acquisitions. These payments are based on the acquired company’s achievement of certain performance targets based on the terms of the purchase agreement, and our estimates are based on the expected payments related to these targets. We have classified these liabilities as Level 3. As of January 1, 2022, contingent consideration

Avery Dennison Corporation	|	2021 Annual Report	43

Notes to Consolidated Financial Statements

liabilities of approximately $2 million and $6 million were included in “Other current liabilities” and “Long-term retirement benefits and other liabilities,” respectively, in the Consolidated Balance Sheets.
The activity related to contingent consideration in 2021 is shown below.

(In millions)
Acquisition	$11.6
Payments	(2.6)
Adjustments	(1.4)
Balance at year end	$7.6
In addition to the investments
described
above, we also hold venture investments in privately held companies and utilize the measurement alternative for equity investments that do not have readily determinable fair values, measuring these investments at cost less impairment plus or minus observable price changes in orderly transactions. We recognized net gains of $23 million and $5.4 million in 2021 and 2020, respectively, in “Other expense (income), net” in the Consolidated Income Statements related to these venture investments. The total carrying values of our venture investments were $49.3 million and $22 million as of January 1, 2022 and January 2, 2021, respectively, and included in “Other assets” in the Consolidated Balance Sheets.
NOTE 10. NET INCOME PER COMMON SHARE
Net income per common share was computed as follows:

(In millions, except per share amounts)	2021	2020	2019
(A) Net income	$740.1	$555.9	$303.6
(B) Weighted average number of common shares outstanding	82.9	83.4	84.0
Dilutive shares (additional common shares issuable under stock-based awards)	.9	.7	1.0
(C) Weighted average number of common shares outstanding, assuming dilution	83.8	84.1	85.0
Net income per common share (A) ÷ (B)	$8.93	$6.67	$3.61
Net income per common share, assuming dilution (A) ÷ (C)	$8.83	$6.61	$3.57
Certain stock-based compensation awards were not included in the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation were not significant in 2021, 2020 or 2019.
NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION
Common Stock and Share Repurchase Program
Our Amended and Restated Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which no shares are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.
From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2021, we repurchased approximately .9 million shares of our common stock at an aggregate cost of $180.9 million. In 2020, we repurchased approximately .8 million shares of our common stock at an aggregate cost of $104.3 million.
In April 2019, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $650 million, exclusive of any fees, commissions or other expenses related to such purchases, in addition to the amount then outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. Shares of our common stock in the aggregate amount of $359.6 million as of January 1, 2022 remained authorized for repurchase under this Board authorization.
Treasury Shares Reissuance
We fund a portion of our employee-related expenses using shares of our common stock held in treasury. We record net gains or losses associated with our use of treasury shares to retained earnings.

44	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Accumulated Other Comprehensive Loss
The changes in “Accumulated other comprehensive loss” (net of tax) for 2021 and 2020 were as follows:

(In millions)	Foreign Currency Translation	Pension and Other Postretirement Benefits	Cash Flow Hedges	Total
Balance as of December 28, 2019	$(245.1)	$(101.8)	$(1.2)	$(348.1)
Other comprehensive income (loss) before reclassifications, net of tax	(3.0)	6.2	(7.5)	(4.3)
Reclassifications to net income, net of tax	–	2.9	(.1)	2.8

Net current-period other comprehensive income (loss), net of tax	(3.0)	9.1	(7.6)	(1.5)
Balance as of January 2, 2021	$(248.1)	$(92.7)	$(8.8)	$(349.6)
Other comprehensive income (loss) before reclassifications, net of tax	30.7	27.9	5.4	64.0
Reclassifications to net income, net of tax	–	4.4	(1.7)	2.7

Net current-period other comprehensive income (loss), net of tax	30.7	32.3	3.7	66.7

Balance as of January 1, 2022	$(217.4)	$(60.4)	$(5.1)	$(282.9)
The amounts reclassified from “Accumulated other comprehensive loss” to increase (decrease) net income were as follows:

(In millions)	2021	2020	2019	Statements of Income Location
Cash flow hedges:
Foreign exchange contracts	$1.3	$.7	$2.1	Cost of products sold
Commodity contracts	.9	(.6)	(.2)	Cost of products sold

Total before tax	2.2	.1	1.9
Tax	(.5)	–	(.5)	Provision for (benefit from) income taxes

Net of tax	1.7	.1	1.4

Pension and other postretirement benefits	(6.0)	(3.8)	(445.4)	Other non-operating expense (income), net
Tax	1.6	.9	179.3	Provision for (benefit from) income taxes

Net of tax	(4.4)	(2.9)	(266.1)

Total reclassifications for the period	$(2.7)	$(2.8)	$(264.7)
The following table sets forth the income tax (benefit) expense allocated to each component of other comprehensive income (loss):

(In millions)	2021	2020	2019
Foreign currency translation:
Translation gain (loss)	$(23.2)	$27.5	$(5.5)
Pension and other postretirement benefits:
Net gain recognized from actuarial gain/loss and prior service cost/credit	8.5	3.1	19.4
Reclassifications to net income	1.6	.9	179.3
Cash flow hedges:
Gains (losses) recognized on cash flow hedges	1.7	(2.3)	.2
Reclassifications to net income	(.5)	–	(.5)

Income tax (benefit) expense allocated to components of other comprehensive income (loss)	$(11.9)	$29.2	$192.9

Avery Dennison Corporation	|	2021 Annual Report	45

Notes to Consolidated Financial Statements

NOTE 12. LONG-TERM INCENTIVE COMPENSATION
Stock-Based Awards
Stock-Based Compensation
We grant our annual stock-based compensation awards to eligible employees in March and non-employee
directors in May. Certain awards granted to retirement-eligible employees one year or more before their retirement date vest upon retirement; these awards are accounted for as fully vested one year from the date of grant.
Our 2017 Incentive Award Plan (the “Equity Plan”), a long-term incentive plan for employees and non-employee
directors, allows us to grant stock-based compensation awards – including stock options, RSUs, PUs, MSUs and DSUs – or a combination of these and other awards. Under the Equity Plan, 5.4 million shares are available for issuance, and each full value award is counted as 1.5 shares for purposes of the number of shares authorized for issuance. Full value awards include RSUs, PUs and MSUs.
Stock-based compensation expense and the related recognized tax benefit were as follows:

(In millions)	2021	2020	2019
Stock-based compensation expense	$37.2	$24.0	$34.5
Tax benefit	4.6	2.9	4.3
This expense was included in “Marketing, general and administrative expense” in the Consolidated Statements of Income.
As of January 1, 2022, we had approximately $47 million of unrecognized compensation expense related to unvested stock-based awards, which is expected to be recognized over the remaining weighted average requisite service period of approximately two years.
Stock Options
Stock options may be granted to employees and
non-employee
directors at no less than 100% of the fair market value of our common stock on the date of the grant and generally vest ratably over a four-year period
. Options expire ten years from the date of grant.
No stock options were granted in fiscal years 2021, 2020 or 2019.
The following table summarizes information related to stock options:

	Number of options (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 2, 2021	162.1	$68.84	4.86	$14.0
Exercised	(20.1)	34.19
Outstanding at January 1, 2022	142.0	$73.76	4.40	$20.3
Options vested and expected to vest at January 1, 2022	142.0	73.76	4.40	20.3
Options exercisable at January 1, 2022	142.0	$73.76	4.40	$20.3

The total intrinsic value of stock options exercised was $3.5 million in 2021, $4 million in 2020 and $23.5 million in 2019. We received approximately $1 million in 2021, $2 million in 2020 and $10 million in 2019 from the exercise of stock options. The tax benefit associated with these exercised options was $.9 million in 2021, $1 million in 2020 and $5.7 million in 2019. The intrinsic value of a stock option is based on the amount by which the market value of our stock exceeds the exercise price of the option.
Performance Units (“PUs”)
PUs are performance-based awards granted to eligible employees under the Equity Plan. PUs are payable in shares of our common stock at the end of a three- or four-year cliff vesting period provided that the designated performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the performance objectives established for the award. The actual number of shares issued can range from 0% to 200% of the target shares at the time of grant. The weighted average grant date fair

46	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

value for PUs was $191.86, $115.07 and $104.43 in 2021, 2020 and 2019, respectively.
The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted average grant-date fair value
Unvested at January 2, 2021	356.6	$112.31
Granted at target	73.1	191.86
Adjustment for above-target performance (1)	54.3	122.96
Vested	(156.1)	122.96
Forfeited/cancelled	(5.8)	132.92

Unvested at January 1, 2022	322.1	$127.33
(1)	Reflects adjustments for the vesting of awards based on above-target performance for the 201 8 -20 20 performance period.
The fair value of vested PUs was $19.2 million in 2021, $20.4 million in 2020 and $25.6 million in 2019.
Market-Leveraged Stock Units (“MSUs”)
MSUs are performance-based awards granted to eligible employees under our equity plans. MSUs are payable in shares of our common stock over a four-year period provided that the designated
performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold-level performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted average grant date fair value for MSUs was $216.06, $94.55 and $135.85 in 2021, 2020 and 2019, respectively.
The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted average grant- date fair value
Unvested at January 2, 2021	235.9	$110.89
Granted at target	61.2	216.06
Adjustments for above-target performance (1)	62.7	113.24
Vested	(160.1)	110.99
Forfeited/cancelled	(4.5)	141.78

Unvested at January 1, 2022	195.2	$143.16
(1)	Reflects adjustments for the vesting of awards based on above-target performance for each of the tranches of awards vesting in 2021.
The fair value of vested MSUs was $17.8 million in 2021, $17.6 million in 2020 and $15.9 million in 2019.
Restricted Stock Units (“RSUs”)
RSUs are service-based awards granted to eligible employees and non-employee
directors under our equity plans. RSUs granted to employees generally vest ratably over a period of three o
r
four years. RSUs granted to
non-employee
directors generally vest
in
one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited. The weighted average grant date fair value for RSUs was $196.26, $111.71 and $107.18 in 2021, 2020 and 2019, respectively.
The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted average grant-date fair value
Unvested at January 2, 2021	51.4	$109.47
Granted	11.2	196.26
Vested	(26.1)	104.70
Forfeited/cancelled	(.4)	108.44
Unvested at January 1, 2022	36.1	$139.82
The fair value of vested RSUs was $2.7 million, $3.8 million and $4.4 million in 2021, 2020 and 2019, respectively.

Avery Dennison Corporation	|	2021 Annual Report	47

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
We also grant performance-based, cash-based awards in the form of performance and market-leveraged LTI Units to eligible employees. Performance LTI Units are payable in cash at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the performance period. Market-leveraged LTI Units are payable in cash and vest ratably over a period of four years. The number of performance and market-leveraged LTI Units earned at vesting is adjusted upward or downward based upon the probability of achieving the performance objectives established for the respective award and the actual number of units issued can range from 0% to 200% of the designated
target units subject to vesting. Performance and market-leveraged LTI Units are remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end
over their respective performance periods. The compensation expense related to performance LTI Units is amortized on a straight-line basis over their respective performance periods. The compensation expense related to market-leveraged LTI Units is amortized on a graded-vesting basis over their respective performance periods.
The compensation expense related to LTI Units was $21.3 million in 2021, $13.8 million in 2020 and $19.1 million in 2019. This expense was included in “Marketing, general and administrative expense” in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $5.1 million in 2021, $3.3 million in 2020 and $4.4 million in 2019.
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
2019/2020 Actions
During fiscal year 2021, we recorded $13.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 360 positions and asset impairment charges at numerous locations across our company, primarily
reflecting
actions in our LGM and RBIS reportable segments. The actions in our LGM reportable segment were primarily associated with consolidations of operations in North America and its graphics business in Europe, in part in response to
COVID-19.
The actions in our RBIS reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to
COVID-19.
During fiscal year 2020, we recorded $56 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 2,160 positions, as well as asset impairment charges.

Our activities related to our 2019/2020 actions began in the fourth quarter of fiscal year 2019 and continued through fiscal year 2021.
2018/2019 Actions
In April 2018, we approved a restructuring plan (the “2018 Plan”) to consolidate the European footprint of our LGM reportable segment, which reduced headcount by approximately 390 positions, including temporary labor, in connection with the closure of a manufacturing facility. This reduction was partially offset by headcount additions in other locations, resulting in a net reduction of approximately 150 positions. During fiscal year
s
2021 and 2020, net restructuring reversals related to the 2018 Plan were not material. The cumulative charges associated with the 2018 Plan consisted of severance and related costs for the headcount reduction, as well as asset impairment charges.
Our
activities related to the 2018 Plan were substantially completed as of the end of the second quarter of 2019.
Net restructuring reversals during fiscal year
s
2021 and 2020 related to other 2018/2019 actions were not material.
Accruals for severance and related costs and lease cancellation costs were included in “Other current liabilities” in the Consolidated Balance Sheets. Asset impairment charges were based on the estimated market value of the assets, less selling costs, if applicable. Restructuring charges were included in “Other expense (income), net” in the Consolidated Statemen ts of
Income.

48	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

During 2021, restructuring charges and payments were as follows:

(In millions)	Accrual at January 2, 2021	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at January 1, 2022
2019/2020 Actions
Severance and related costs	$28.3	$10.3	$(26.2)	$–	$(.9)	$11.5
Asset impairment charges	–	2.4	–	(2.4)	–	–
Lease cancellation costs	–	.6	(.6)	–	–	–

2018/2019 Actions
Lease cancellation costs	.3	–	(.3)	–	–	–

Total	$28.6	$13.3	$(27.1)	$(2.4)	$(.9)	$11.5
During 2020, restructuring charges and payments were as follows:

(In millions)	Accrual at December 28, 2019	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at January 2, 2021
2019/2020 Actions
Severance and related costs	$21.9	$49.8	$(45.7)	$–	$2.3	$28.3
Asset impairment charges	–	6.2	–	(6.2)	–	–

2018/2019 Actions
Severance and related costs	6.5	(.7)	(6.0)	–	.2	–
Lease cancellation costs	.3	–	–	–	–	.3

Total	$28.7	$55.3	$(51.7)	$(6.2)	$2.5	$28.6
The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate.

(In millions)	2021	2020	2019
Restructuring charges by reportable segment and Corporate
Label and Graphic Materials	$3.4	$27.9	$29.0
Retail Branding and Information Solutions	7.6	18.7	9.8
Industrial and Healthcare Materials	1.6	8.4	9.4
Corporate	1.0	.3	2.2

Total	$13.6	$55.3	$50.4
NOTE 14. TAXES BASED ON INCOME
Taxes based on income were as follows:

(In millions)	2021	2020	2019
Current:
U.S. federal tax	$7.3	$1.1	$11.0
State taxes	5.3	1.9	.5
International taxes	229.9	168.5	148.1
	242.5	171.5	159.6
Deferred:
U.S. federal tax	(1.1)	5.0	(168.0)
State taxes	(5.3)	1.6	(8.9)
International taxes	12.5	(.4)	(39.4)
	6.1	6.2	(216.3)
Provision for (benefit from) income taxes	$248.6	$177.7	$(56.7)

Avery Dennison Corporation	|	2021 Annual Report	49

Notes to Consolidated Financial Statements

The principal items accounting for the difference between taxes computed at U.S. federal statutory rate and taxes recorded were as follows:

(In millions)	2021	2020	2019
Tax provision computed at U.S. federal statutory rate (1)	$208.5	$154.8	$52.4
Increase (decrease) in taxes resulting from:
State taxes, net of federal tax benefit (1)	4.5	6.9	(12.8)
U.S. pension plan settlements and related charges (1)	–	–	(76.6)
Foreign earnings taxed at different rates (2)	75.4	51.4	56.2
GILTI high-tax exclusion election, net (3)	(22.8)	(12.5)	–
Foreign tax structuring and planning transactions (4)	–	–	(47.9)
Excess tax benefits associated with stock-based payments	(4.1)	(3.2)	(7.8)
Valuation allowance	(4.8)	(3.3)	2.0
U.S. federal research and development tax credits	(6.2)	(6.2)	(6.1)
Tax contingencies and audit settlements	3.9	(5.5)	(11.8)
Other items, net	(5.8)	(4.7)	(4.3)
Provision for (benefit from) income taxes	$248.6	$177.7	$(56.7)
(1)
Included in 2019 are tax effects of the pension plan settlement charges associated with the termination of the ADPP. In 2019, tax benefit o
f
 $102
million on the pretax charge was reflected in the tax provision computed at U.S. federal statutory rate and state taxes, net of federal tax benefit. Moreover, in 2019, the tax benefit of

$77
million related to the release of stranded tax effects in AOCI through the income statement was reflected in U.S. pension plan settlements and related charges.

(2)	All years included certain U.S. international tax provisions and foreign earnings taxed in the U.S., net of credits.
(3)
In 2021, we recognized $
14.1

million and $8.7 million of benefit related to GILTI exclusion elections made on our amended 2018 and originally filed 2020 U.S. federal tax returns, respectively. In 2020, we recognized $12.5 million of benefit related to a GILTI exclusion election we planned to make
on our amended 2019 U.S. federal tax return.

(4)
In 2019, we recognized a net tax benefit of $
47.9

million related to a foreign structuring transaction. This net benefit resulted from the elimination of recapture conditions to which our previously recognized net operating losses were subject. By eliminating these conditions, our losses became permanent, and the offsetting deferred tax liability related to future recapture was released.

Income before taxes from our U.S. and international operations was as follows:

(In millions)	2021	2020	2019
U.S.	$88.0	$123.8	$(355.4)
International	904.6	613.5	604.9

Income before taxes	$992.6	$737.3	$249.5
Our effective tax rate was 25%,

24.1%

and
(22.7)%
 f
or fiscal years 2021, 2020 and 2019, res
p
ectively.
Our 2021 provision for (benefit from) income taxes included (i)
$
28.5
 million of net tax charge related to the tax on global intangible low-taxed
income (“GILTI”) of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from foreign-derived intangible income (“FDII”); (ii) $
14.1
 million of
return-to-provision
benefit related to a GILTI exclusion election made on our amended 2018 U.S. federal tax return; and (iii) $11.3 million of return-to-provision benefit, including $8.7 million related to a GILTI exclusion election and a higher FDII deduction reflected on our 2020 U.S. federal tax return.
In fiscal year 2020, the U.S. Department of Treasury issued final regulations that provide certain U.S. taxpayers with an annual election to exclude foreign income subject to a high effective tax rate from their GILTI inclusions. This annual election included an option for retroactive application to tax years 2018 through 2020. We recognized related tax benefits for tax years 2018 through 2020 as of January 1, 2022. We have not yet determined whether to make the election for tax year 2021. We continue to evaluate the impact of these regulations and currently anticipate that the benefit from making this election on our 2021 U.S. federal tax return may be significant.
Our 2021 provision for (benefit from) income taxes also reflected (i) net tax benefit primarily from the release of valuation allowance against certain deferred tax assets in the U.S. and foreign jurisdictions; (ii) net tax benefit primarily from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years; and (iii) net tax charges related to the tax effects of outcomes of certain legal proceedings.
Our 2020 provision for (benefit from) income taxes included (i) $22.1 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (ii) a $12.5 million return-to-provision adjustment related to an election we planned to make on our 2019 amended U.S. tax return; and (iii) net tax benefit primarily from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years in foreign jurisdictions, partially offset by increases in reserves from changes in judgment and additional interest and penalty accruals.
Our 2019 provision for (benefit from) income taxes included $179 million of tax benefit related to the effective settlement of the ADPP, $102 million of which was the

50	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

related
tax effect on the pretax charge of $444 million and $77 million of which was related to the rel
e
ase of stranded tax effects in AOCI through the income statement. The tax effects were stranded primarily as a result of the U.S. federal tax rate change under the
Tax Cut
s
and
Jobs Act.
Refer to Note 6, “Pension and Other Postretirement Benefits,” for more information. Our 2019 provision for (benefit from) income taxes also reflected the following items: (i) $47.9 million of tax benefit from a foreign tax structuring transaction resulting in previously recognized tax losses becoming permanent; (ii) $24.7 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (iii) net tax benefit primarily from the effective settlement of certain German tax audits and decreases in reserves as a result of closing tax years; and (iv) excess tax benefits associated with stock-based payments.
Our accumulated earnings in foreign subsidiaries are not indefinitely reinvested and can generally be repatriated to the U.S. without material tax consequences. As of January 1, 2022, we recorded a deferred tax liability of $16.2 million related to future tax consequences from repatriating our accumulated earnings in foreign subsidiaries that are not indefinitely reinvested.
Deferred Taxes
Deferred taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2021	2020
Accrued expenses not currently deductible	$34.6	$28.1
Net operating loss carryforwards	154.4	161.4
Tax credit carryforwards	34.6	55.9
Stock-based compensation	13.6	10.7
Pension and other postretirement benefits	38.8	52.4
Inventory reserve	14.7	12.9
Lease liabilities	42.5	39.0
Other assets	25.3	16.1
Valuation allowance	(70.1)	(68.2)

Total deferred tax assets (1)	288.4	308.3
Depreciation and amortization	(268.9)	(80.2)
Repatriation accrual	(16.2)	(39.0)
Foreign operating loss recapture	(3.4)	(3.6)
Lease assets	(43.8)	(38.7)

Total deferred tax liabilities (1)	(332.3)	(161.5)

Total net deferred tax assets (liabilities) (2)	$(43.9)	$146.8
(1)	Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.
(2)	2021 included deferred tax liabilities recognized as a result of the acquisition of Vestcom described in Note 2, “Acquisitions.”
We assess the available positive and negative evidence to estimate if sufficient future taxable income is expected to be generated to use existing deferred tax assets. On the basis of our assessment, we record valuation allowances only with respect to the portion of the deferred tax asset that is not more-likely-than-not
to be realized. Our assessment of the future realizability of our deferred tax assets relies heavily on our forecasted earnings in certain jurisdictions determined by the manner in which we operate our business and the relevant carryforward periods. Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.
Net operating loss carryforwards of foreign subsidiaries at January 1, 2022 and January 2, 2021 were
$508 million and $563
million, respectively.
Tax credit carryforwards of both domestic and foreign subsidiaries at January 1, 2022 and January 2, 2021 totaled $35 million and $56 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)	Net Operating Losses (1)	Tax Credits
Year of Expiry
2022	$1.7	$.4
2023	3.8	.4
2024	2.9	.2
2025	3.2	.2
2026	9.4	1.0
2027-2041	19.9	28.2
Indefinite life/no expiry	467.0	4.2

Total	$507.9	$34.6
(1)	Net operating losses are presented before tax effects and valuation allowance.
Certain indefinite-lived foreign net operating losses may require decades to be fully utilized under our current business model.
At January 1, 2022, we had net operating loss carryforwards in certain states of
$547
million before tax effects. Based on our estimates of future state taxable income, it is more-likely-than-not
that the majority of these carryforwards will not be realized before they expire. Accordingly, a valuation allowance has been recorded on
$479 million of these carryforwards.
As of January 1, 2022, our provision for (benefit from) income taxes did not materially benefit from applicable tax holidays in foreign jurisdictions.

Avery Dennison Corporation	|	2021 Annual Report	51

Notes to Consolidated Financial Statements

Unrecognized Tax Benefits
As of January 1, 2022, our unrecognized tax benefits totaled $74 million, $68 million of which, if recognized, would reduce our annual effective income tax rate. As of January 2, 2021, our unrecognized tax benefits totaled $72 million, $63 million of which, if recognized, would reduce our annual effective income tax rate.

Where applicable, we accrue potential interest and penalties related to unrecognized tax benefits in income tax expense. The interest and penalties we recognized during fiscal years 2021, 2020 and 2019 were not material, individually or in aggregate, to the Consolidated Statements of Income. We have accrued balance
s of $19 million and $22 million for interest and penalties, net of tax benefit, in the
Consolidated Balance Sheets at January 1, 2022 and January 2, 2021, respectively.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below
.

(In millions)	2021	2020
Balance at beginning of year	$72.0	$69.9
Additions for tax positions of current year	9.1	6.5
Additions (reductions) for tax positions of prior years, net	1.2	5.2
Settlements with tax authorities	(1.1)	(3.3)
Expirations of statutes of limitations	(5.2)	(8.7)
Changes due to translation of foreign currencies	(2.0)	2.4

Balance at end of year	$74.0	$72.0
It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $9 million, primarily as a result of closing tax years.
The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. We believe we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our tax provision for (benefit from) income taxes and the related liabilities. To date, we and our U.S. subsidiaries have completed the IRS’ Compliance Assurance Process Program through 201
8
. With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2010
.
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
group
.

52	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

(In millions)	2021	2020	2019

Net sales to unaffiliated customers
Label and Graphic Materials:
U.S.	$1,462.5	$1,294.3	$1,246.6
Europe	2,025.5	1,758.1	1,767.9
Asia	1,224.5	1,040.8	1,065.0
Latin America	395.4	340.3	375.4
Other international	322.5	281.6	291.0

Total Label and Graphic Materials	5,430.4	4,715.1	4,745.9

Retail Branding and Information Solutions:
Apparel	1,839.1	1,432.3	1,458.5
Identification Solutions (1) and Vestcom	362.7	198.6	191.8

Total Retail Branding and Information Solutions	2,201.8	1,630.9	1,650.3

Industrial and Healthcare Materials	776.1	625.5	673.9

Net sales to unaffiliated customers	$8,408.3	$6,971.5	$7,070.1
(1)	Previously referred to as Printer Solutions
Revenue by geographic area is shown below. Revenue is attributed to geographic areas based on the location from which products are shipped.

(In millions)	2021	2020	2019

Net sales to unaffiliated customers
U.S.	$2,065.2	$1,683.6	$1,638.8
Europe	2,541.4	2,164.7	2,160.2
Asia	2,914.5	2,378.5	2,458.5
Latin America	537.6	440.3	498.3
Other international	349.6	304.4	314.3

Net sales to unaffiliated customers	$8,408.3	$6,971.5	$7,070.1
Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.68 billion in 2021, $1.31 billion in 2020 and $1.38 billion in 2019.
No single customer represented 10% or more of our net sales in year-end 2021, 2020 and 2019. During 2021, 2020 and 2019, our ten largest customers by net sales in the aggregate represented approximately 16%, 17% and 16% of our net sales, respectively.
Additional Segment Information
Additional financial information by reportable segment is shown below.

(In millions)	2021	2020	2019

Intersegment sales

Label and Graphic Materials	$98.5	$80.3	$80.2
Retail Branding and Information Solutions	37.3	27.5	20.6
Industrial and Healthcare Materials	13.3	6.4	8.8

Intersegment sales	$149.1	$114.2	$109.6

Income before taxes
Label and Graphic Materials	$801.7	$688.8	$601.5
Retail Branding and Information Solutions	257.2	144.7	196.6
Industrial and Healthcare Materials	81.6	58.2	60.0
Corporate expense	(81.8)	(82.5)	(87.6)
Interest expense	(70.2)	(70.0)	(75.8)
Other non-operating expense (income), net	4.1	(1.9)	(445.2)

Income before taxes	$992.6	$737.3	$249.5

Capital expenditures (1) (2)
Label and Graphic Materials	$133.6	$87.3	$137.8
Retail Branding and Information Solutions	96.3	101.6	63.1
Industrial and Healthcare Materials	36.7	17.3	24.2

Capital expenditures	$266.6	$206.2	$225.1

Depreciation and amortization expense (1)
Label and Graphic Materials	$114.3	$107.0	$100.2
Retail Branding and Information Solutions	102.2	71.6	52.6
Industrial and Healthcare Materials	27.6	26.7	26.2

Depreciation and amortization expense	$244.1	$205.3	$179.0

Other expense (income), net by reportable segment
Label and Graphic Materials	$(28.1)	$22.2	$28.3
Retail Branding and Information Solutions	36.6	22.7	9.9
Industrial and Healthcare Materials	2.4	8.4	9.4
Corporate	(5.3)	.3	5.6

Other expense (income), net	$5.6	$53.6	$53.2

(1)	Corporate capital expenditures and depreciation and amortization expense are allocated to the reportable segments based on their percentage of consolidated net sales.
(2)	Capital expenditures for property, plant and equipment include accruals.

Avery Dennison Corporation	|	2021 Annual Report	53

Notes to Consolidated Financial Statements

Other expense (income), net by type were as follows:

(In millions)	2021	2020	2019

Other expense (income), net by type
Restructuring charges:
Severance and related costs	$10.5	$49.1	$45.3
Asset impairment charges and lease cancellation costs	3.1	6.2	5.1
Other items:
Transaction and related costs	20.9	4.2	2.6
Loss (gain) on sales of assets, net	.2	(.5)	(3.2)
Gain on venture investments, net	(23.0)	(5.4)	–
Gain on sale of product line	(5.7)	–	–
Outcomes of legal proceedings, net (1)	(.4)	–	3.4

Other expense (income), net	$5.6	$53.6	$53.2
(1)
2021 includes an indirect tax credit based on a Brazilian Federal Supreme Court ruling in our favor in the amount of $29.1 million, partially offset by a contingent liability related to a patent infringement lawsuit in the amount of $26.6 million. Refer to Note 8, “Contingencies” for more information related to the patent infringement lawsuit.

Property, plant and equipment, net, in our U.S. and international operations were as follows:

(In millions)	2021	2020	2019

Property, plant and equipment, net
U.S.	$524.0	$403.1	$366.9
International	953.7	940.6	843.8

Property, plant and equipment, net	$1,477.7	$1,343.7	$1,210.7
Property, plant a
n
d equipment, net, located in China (including Hong Kong) was approximately $290 million in 2021, approximately $297 million in 2020 and approximately $282 million in 2019.
NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories
Inventories

at
year-end
were as follows:

(In millions)	2021	2020
Raw materials	$393.6	$268.6
Work-in-progress	233.1	210.3
Finished goods	280.5	238.3

Inventories	$907.2	$717.2
Property, Plant and Equipment
Major classes of property, plant and equipment, stated at cost, at year-end
were as follows:

(In millions)	2021	2020
Land	$28.6	$26.1
Buildings and improvements	777.6	746.4
Machinery and equipment	2,582.2	2,538.6
Construction-in-progress	237.8	165.2

Property, plant and equipment	3,626.2	3,476.3
Accumulated depreciation	(2,148.5)	(2,132.6)

Property, plant and equipment, net	$1,477.7	$1,343.7
Software
Capitalized software costs at
year-end
were as follows:

(In millions)	2021	2020
Cost	$403.9	$506.5
Accumulated amortization	(280.6)	(370.1)

Software, net	$123.3	$136.4
Software amortization expense was $30.1 million in 2021, $29 million in 2020 and $20.8 million in 2019.
Allowance for Credit Losses
Given the short-term nature of trade receivables, our allowance for credit losses is based on the financial condition of customers, the aging of receivable balances, our historical collections experience, and current and expected future macroeconomic and market conditions, including as a result of
COVID-19.
Balances are written off in the period in which they are determined to be uncollectible.
The activity related to our allowance for credit losses was as follows:

(In millions)	2021	2020
Balance at beginning of year	$44.6	$27.1
(Reversal of) provision for credit losses (1)	(4.7)	20.3
Amounts written off	(7.7)	(5.7)
Other, including foreign currency translation	.8	2.9
Balance at end of year	$33.0	$44.6
(1)	For 2020, our provision for credit losses reflected impacts on customers as a result of COVID-19.
The provision for credit losses was $10.6 million in 2019.

54	2021 Annual Report	|	Avery Dennison Corporation

Notes to Consolidated Financial Statements

Research and Development
Research
and development expense, which is included in “Marketing, general and administrative expense” in the Consolidated Statements of Income, was as follows:

(In millions)	2021	2020	2019
Research and development expense	$136.6	$112.8	$92.6

Supplemental Cash Flow Information
Cash paid for interest and income taxes was as follows:

(In millions)	2021	2020	2019
Interest	$62.8	$69.6	$74.3
Income taxes, net of refunds	253.4	203.4	155.0
Foreign Currency Effects
Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, were not material in 2021, 2020 or 2019.
Deferred Revenue
Deferred revenue primarily relates to constrained variable consideration on supply agreements for sales of products, as well as to payments received in advance of performance under a contract. Deferred revenue is recognized as revenue as or when we perform under a contract.
The following table shows the amounts and balance sheet locations of deferred revenue as of January 1, 2022 and January 2, 2021:

(In millions)	January 1, 2022	January 2, 2021
Other current liabilities	$24.7	$18.9
Long-term retirement benefits and other liabilities	1.9	1.4

Total deferred revenue	$26.6	$20.3
Revenue recognized from amounts included in deferred revenue as of January 2, 2021 was $18.4 million in 2021. Revenue recognized from amounts included in deferred revenue as of December 28, 2019 was $12 million in 2020. Revenue recognized from amounts included in deferred revenue as of December 29, 2018 was $10.8 million in 2019. This revenue was included in “Net sales” in the Consolidated Statements of Income.

Avery Dennison Corporation	|	2021 Annual Report	55

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
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f) and 15(d)-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in
Internal Control – Integrated Framework (2013)
, management has concluded that internal control over financial reporting was effective as of January 1, 2022. The effectiveness of internal control over financial reporting as of January 1, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.
We have excluded Vestcom from our assessment of internal control over financial reporting as of January 1, 2022 because we acquired the company in a purchase business combination during the third quarter of fiscal year 2021. Vestcom is a wholly-owned subsidiary, whose total assets (excluding goodwill and other intangibles, which are in the scope of our assessment) represents 3% and whose total revenue represents 2% of the related consolidated financial statement amounts as of and for the year ended January 1, 2022.

/s/ Mitchell R. Butier	/s/ Gregory S. Lovins
Mitchell R. Butier	Gregory S. Lovins
Chairman, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

56	2021 Annual Report	|	Avery Dennison Corporation

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Avery Dennison Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the “Company”) as of January 1, 2022 and January 2, 2021, and the related consolidated statements of income, of comprehensive income, of shareholders’ equity, and of cash flows for each of the three years in the period ended January 1, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of January 1, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 1, 2022 and January 2, 2021, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the COSO.
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
As described in Management’s Report on Internal Control over Financial Reporting, management has excluded CB Velocity Holdings, LLC (“Vestcom”) from its assessment of internal control over financial reporting as of January 1, 2022, because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Vestcom from our audit of internal control over financial reporting. Vestcom is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended January 1, 2022.

Avery Dennison Corporation	|	2021 Annual Report	57

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
Income Taxes
As described in Notes 1 and 14 to the consolidated financial statements, the Company is subject to income tax in the U.S. and multiple foreign jurisdictions, whereby management applies judgment in evaluating and estimating the Company’s worldwide provision, accruals for taxes, deferred taxes and for evaluating the Company’s tax positions. As of and for the year ended January 1, 2022, management recorded a provision for income taxes of $248.6 million, recorded total deferred tax assets of $130.2 million and disclosed unrecognized tax benefits of $74 million. As disclosed by management, significant judgments and estimates are required by management when determining the Company’s tax expense and evaluating tax positions, including uncertainties. Management’s estimate of the potential outcome of uncertain tax issues is subject to management’s assessment of relevant facts and circumstances existing at the balance sheet date, as well as existing laws, regulations and practices of any governmental authorities exercising jurisdiction over the Company’s operations. Management’s assessment of the future realizability of the Company’s deferred tax assets relies heavily on forecasted earnings in certain jurisdictions, and such forecasted earnings are determined by the manner in which the Company operates its business.
The principal considerations for our determination that performing procedures relating to income taxes is a critical audit matter are (i) the significant judgment by management when accounting for income taxes, including evaluating the potential outcome of various uncertain tax issues and the realizability of deferred tax assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence related to the potential outcome of uncertain tax issues and the realizability of deferred tax assets on a jurisdictional basis; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
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

58	2021 Annual Report	|	Avery Dennison Corporation

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
Acquisition of CB Velocity Holdings, LLC (“Vestcom”)
As described in Notes 2 and 3 to the consolidated financial statements, on August 31, 2021, the Company completed the acquisition of CB Velocity Holdings, LLC (“Vestcom”), a provider of shelf-edge pricing, productivity and consumer engagement solutions for retailers and consumer packaged goods companies. The Company acquired Vestcom for a purchase price of $1.47 billion. In connection with its acquisition of Vestcom, the Company acquired approximately $727 million of identifiable intangible assets consisting of customer relationships, trade names and trademarks, and patented and other developed technology. Management utilized the income approach to estimate the fair values of acquired identifiable intangibles, primarily using Level 3 inputs. Management applied significant judgment in determining the fair value of intangible assets, which involved the use of estimates and assumptions with respect to estimated future revenue and related profit margins, customer retention rates, technology migration curves, royalty rates, discount rates, and economic lives assigned to the acquired intangible assets.
The principal considerations for our determination that performing procedures relating to the acquisition of CB Velocity Holdings, LLC (“Vestcom”) is a critical audit matter are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of intangible assets acquired due to the significant judgment by management when developing the estimates; (ii) the significant audit effort in evaluating the significant assumptions related to profit margins and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets and controls over the development of significant assumptions related to profit margins and discount rates. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to profit margins and discount rates. Evaluating the reasonableness of the profit margins involved considering economic and industry factors and the past performance of the acquired business. The discount rates were evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s valuation methods and the discount rate assumptions.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 23, 2022
We have served as the Company’s auditor since at least 1960, which were the Company’s first financial statements subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

Avery Dennison Corporation	|	2021 Annual Report	59

Other Information

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
601 South Figueroa Street, Suite 900
Los Angeles, California 90017
(213)
356-6000
Registrar and Transfer Agent
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717
(888)
682-5999
(720)
864-4993
(international)
(855)
627-5080
(hearing impaired)
https://investor.broadridge.com
Annual Meeting
Our Annual Meeting of Stockholders will be held virtually, with attendance via the internet at 1:30 p.m. Eastern Time on April 28, 2022. For more information on attending and asking questions during the virtual meeting, please refer to our 2022 Proxy Statement.
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
Certification Information
We are including, as Exhibits 31.1 and 31.2 to our Annual Report on Form
10-K
for fiscal year 2021 filed with the Securities and Exchange Commission (“SEC”), certificates of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We submitted to the New York Stock Exchange (“NYSE”) an unqualified annual written affirmation, along with the Chief Executive Officer’s certificate that he is not aware of any violation by the Company of NYSE’s corporate governance listing standards, on April 28, 2021.
Annual Report on Form
10-K
Requests
A copy of our Annual Report on Form
10-K,
as filed with the SEC, will be furnished to shareholders and interested investors free of charge upon written request to our Corporate Secretary. Copies are also available on our investor website at www.investors.averydennison.com.
Corporate Headquarters
Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203
Phone: (626)
304-2000
Stock and Dividend Data
Our common stock is listed on the NYSE.
Ticker symbol: AVY

	2021	2020

Dividends per Common Share
First Quarter	$.62	$.58
Second Quarter	.68	.58
Third Quarter	.68	.58
Fourth Quarter	.68	.62

	$2.66	$2.36

Number of shareholders of record as of fiscal year-end	3,952	4,195

60	2021 Annual Report	|	Avery Dennison Corporation